Form 20-F
period 2021-12-31
Ellomay Capital Ltd.
filed 2022-03-31
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report......

For the transition period from __________________ to __________________

Commission File Number 001-35284

ELLOMAY CAPITAL LTD.
(Exact Name of Registrant as specified in its charter)

ISRAEL
(Jurisdiction of incorporation or organization)

18 Rothschild Boulevard, 1st floor
Tel Aviv 6688121, Israel
(Address of principal executive offices)

Kalia Rubenbach, Chief Financial Officer
Tel: +972-3-797-1111; Facsimile: +972-77-344-6856
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
None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,849,2951 ordinary shares, NIS 10.00 par value per share.

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

Table of Contents

Page

Introduction	5

Forward-Looking Statements	6

Part I

Part II

Part III

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd., or the Report. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the relevant exchange rate as of December 31, 2021.

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

•
the fact that we may be deemed to be an “investment company” under the Investment Company Act of 1940 under certain circumstances (including due to the investments of assets following the sale of our business), and the risk that we may be required to take certain actions with respect to the investment of our assets or the distribution of cash to shareholders in order to avoid being deemed an “investment company”; and

•	our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives.

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

A.          [Reserved]

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter into the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development and construction stages, including the construction of a 156 MW pumped storage project in the Manara Cliff in Israel, or the Manara PSP, and the development of various PV projects in Italy, Israel and Spain. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals, the inability to obtain project finance, upon terms economically beneficial or at all, and the inability to secure the project’s income through a PPA or a hedging agreement supported by a government or a corporation with sufficient financial capabilities. Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, residents living in the vicinity, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that we cannot control. All projects in the development and construction stages are subject to additional risks, including changes to existing regulation reducing the potential profitability of such projects, potential disagreements and conflicts with partners, dependency on technical consultants and surveys and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy plants, which may adversely affect our operations.  The installation and operation of renewable energy plants is subject to oversight and regulation in accordance with international, European (to the extent applicable), national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, including waste disposal regulations, utility interconnection requirements, security requirements and other rules and regulations. Any changes in applicable regulations that increases the burdens or restrictions on the operation of our renewable energy plants, such as a change in regulations governing the disposal of anaerobic digestion produced by our WtE plants, reduction of remuneration received on electricity produced, as the reduction mechanism for excess remuneration resulting from the high price of natural gas on international markets introduced by the Spanish government during 2021, could increase our costs of operation and, as a result, adversely affect our results of operations. In addition, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy plants. If such permits, licenses and authorizations are not issued on a timely basis, this could result in the interruption, cessation or abandonment of a newly constructed renewable energy plant, or may require making significant changes to such renewable energy plant, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease constructing or operating the relevant renewable energy plant for the period required in order to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy plants is based on proceeds from the sale of electricity and gas produced in the electricity and gas market at market price and sometimes also includes incentives in the form of governmental subsidies or fixed tariffs. Previous revisions to the governmental subsidies regime in several countries, including Spain, Italy and Israel, which reduced or eliminated the scope of the incentives paid by governments, increased the dependency of renewable energy plants on market prices or on tariffs determined in a public bid process. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

The success of our renewable energy plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy plants, or the Contractors, and of the other third parties involved in the construction and operation of the plants, including subcontractors, local advisors, financing entities, land owners, suppliers of feedstock, the energy grid regulator, governmental agencies and potential purchasers of electricity.  The construction and operation of a renewable energy plant requires timely input, often of a highly specialized technical nature, from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations or warranties are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption or cessation of construction or operations or abandonment of the relevant plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

The performance of our renewable energy plants depends on the quality of the equipment installed in such plants and on the reliability of the suppliers of spare and replacement parts. The performance of our renewable energy plants depends on the quality of the components of the plants and the equipment installed in the plants. Any defects or deterioration in the quality of such components and equipment could harm our results of operations, and if we will not be able to quickly locate quality replacement parts or perform repairs, our results of operations could be adversely affected for a long period of time. For example, the performance of our photovoltaic plants, or the PV Plants, depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractors with respect to minimum performances. Therefore, one of the critical factors in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels will not meet their undertakings under the guarantees and no replacement panels will be available at a reasonable price, this could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

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

The continued global crisis resulting from the current novel strain of coronavirus (Covid-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our operations. If a pandemic, epidemic or outbreak of an infectious disease occurs in Europe, Israel or elsewhere, our business may be adversely affected. Following the outbreak of the Coronavirus (Covid-19) in December 2019, this virus and its variants spread globally to over 180 countries, including European countries and Israel. The spread of Covid-19 has resulted in the World Health Organization declaring the outbreak of Covid-19 as a “pandemic.” Due to the spread of Covid-19 and the measures taken by governments in order to control the spread, there was a decrease in economic activity in many areas around the world, including Israel and Europe since March 2020. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel, mass gatherings, commerce and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. Although our operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which we operate, in the event the restrictions continue, or new restrictions are imposed, our operations, including the projects under construction and development, may be adversely affected. The spread of Covid-19 and its implications may also indirectly affect our operations, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability or changes in terms of financing for future projects or corporate financing and lower returns on potential future investments. As a result, our business and operating results could be negatively affected. The extent to which the Covid-19 pandemic or any other widely-spread health crisis impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19, the resurgence of new variants or mutations of the virus and the actions to contain Covid-19 or treat its impact, among others.

Our business is affected by the availability of financial incentives. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands and Israel, introduced in the past substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies in the form of Feed-in-Tariff, or FiT, or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example with respect to photovoltaic installations in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. If the governments in the countries in which we operate elect to revise the existing incentive schemes, it may adversely affect our profitability from projects that enjoy incentives. Any retroactive or prospective changes in the incentive schemes may affect our business plan and potential future projects we may be interested in developing or acquiring. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could affect our profitability.

Natural disasters, terrorist attacks, or other catastrophic events could harm our operations. Our worldwide operations could be subject to natural disasters terrorist attacks, public health events and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. Among others, floods, storms, seismic turbulence and earth movements may damage our projects in operation or under construction. The insurance coverage we have for a portion of such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” In the event that an earthquake, fire, tsunami, typhoon, terrorist attack, or other natural, manmade or technical catastrophe were to damage or destroy any part of our plants or those of manufacturers on which we rely, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

An increase in the prices of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. The Covid-19 pandemic and its effects on global supply chains, since 2020, halted years of solar panel price cost reductions. The Covid-19 pandemic has put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials, and shipping bottlenecks creating supply chain shortages and delays. It may take several years until solar module prices stabilize and such conditions increase the costs of replacing components in our existing plants and the costs of constructing new plants, could potentially delay the commencement or completion of construction of new projects and may impact the profitability of constructing plants and our ability to expand our business. Also, shortage or delays to deliveries of vital components can result in construction and installations delays.

The market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. For example, in recent years the Israeli Electricity Authority commenced issuing licenses to photovoltaic installations in tender processes resulting in a substantial decrease in prices per KWh in the newly issued licenses. Our competitors who strive to construct new renewable energy plants and acquire existing plants may offer lower prices per KWh in future tender process, may have established more prominent market positions, may have greater resources and may have more experience in this field. Extensive competition may adversely affect our ability to continue to acquire and develop new plants.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating PV plants and the Netherlands’ WtE plants, except the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol PV Plant, of which we hold 51%. We also own 83.333% of the Manara PSP and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or to our operating plants. Although we control both the Talasol PV Plant and the Manara PSP, any disagreements with our partners could delay the development or construction of the Manara PSP, affect decisions made in connection with the Talasol PV Plant and require management resources and attention. Any delays or damages caused due to such disagreements could adversely affect our business plans and results of operations.

We may be subject to disruptions or failures in information technology, telecommunication systems and network infrastructures that could have a material adverse effect on our business and financial condition. Our renewable energy business relies, among other things, on information technology and on telecommunication services as we remotely monitor and control our assets and interface with regulatory agencies and wholesale power markets. Disruptions or failures in such systems may result due to various causes, including internal malfunctions in our systems or in the systems of third parties such as suppliers, governmental authorities, from employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents and may also result from cyber-attacks or other breaches of information technology security. Such disruptions and failures could have an adverse effect on our business operations, financial reporting, financial condition and results of operations.

Risks Related to our PV Plants

The revenues derived from several of our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by several of our PV Plants are based mainly on payments received from governmental or regulated entities. In Spain (except with respect to the Talasol PV Plant), our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme. In Israel, all of our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. We cannot assure you that there will not be changes to the governments’ photovoltaic energy incentive schemes or in the financial stability of the governments or relevant governmental agencies or companies. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

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

Risks Related to our WtE (Biogas) Plants

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy plants in general, WtE plants are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE plants are exposed to additional risks specific to this industry, including:

•
As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind and solar energies), the success of a WtE plant depends, among other things, on the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants and meet a certain of range of energy (gas, electricity or heat) production levels. In order to ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, a WtE plant is required to enter into supply relationships with several feedstock suppliers, such as farmers, food manufacturers and other specialized feedstock suppliers and to continuously monitor the proposed transactions in order to locate the most efficient and beneficial offers. Any increase in the price of feedstock or shortage in the type or quality of feedstock required to produce the desired energy levels with the technology used by the plant could slow down or halt operations, causing a material adverse effect on the results of operations. The price and quality of the feedstock mix might also increase the plant’s operating costs, either due to the need to purchase a more expensive feedstock mix in order to meet the desired energy production levels, or due to an increase in residues and the resulting increase of surplus quantities that require removal. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts the biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of our WtE plants.

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

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the electricity system in Israel, including the delivery and transmission of electricity, and also manufactures the substantial majority of electricity in Israel. The IEC is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such plant. Similarly, it is currently expected that the sole customer of the Manara PSP will be the IEC, who will be required to pay the Manara PSP for availability and electricity produced. The ability of the IEC to pay the renewable energy manufacturers could be affected by financial instability of the IEC. The inability of the IEC to pay Dorad, Talmei Yosef, the Manara PSP or any energy project we may be involved in in Israel, may adversely affect our plan of operations and could have a material adverse effect on our profitability.

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is located the northern part of Israel, in proximity to the border with Lebanon. The Talmei Yosef Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Certain measures were taken to protect the Dorad Power Plant from missile attacks. However, any such further attacks to the area surrounding the Gaza Strip or to the area in close proximity to the northern border of Israel or any direct damage to the location of these plants may damage the relevant plants and disrupt the operations of the projects and thereafter their operations, and may cause losses and delays.

Risks Related to our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement, or the Dori Energy Shareholders Agreement, with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Dori Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, are involved in various legal proceedings, all as more fully described in “Item 4.B: Business Overview” below. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Dori Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Dori Energy, which may make it difficult for us to terminate our involvement with Dori Energy. The Dori Energy Shareholders Agreement contains several restrictions on our ability to transfer our holdings in Dori Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Dori Energy should we elect to do so and may adversely affect the return on our investment in Dori Energy.

Dorad, which is currently the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, some of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and on our results of operations and profitability. These factors and events include:

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

•
Dorad entered into a long-term natural gas supply agreement with the partners in the “Tamar” license, or Tamar, located in the Mediterranean Sea off the coast of Israel. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In addition, Tamar is currently (until the agreement regarding the acquisition of natural gas from Energean Israel Ltd., or Energean, becomes effective) Dorad’s sole supplier of natural gas and has undertaken to supply natural gas to various customers and is permitted to export a certain amount of the natural gas to customers outside of Israel. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and on the existence of sufficient reserves throughout the term of the agreement with Tamar. In addition, the price of natural gas under the supply agreement with Tamar is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreement. In the event of future reductions in the fuel and energy prices and the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations.

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

•
Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Dori Energy. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

•
The Covid-19 crisis affects Dorad’s customers (which include hotels and other industrial customers), and therefore any decrease in electricity consumption by Dorad’s customers and in Israel generally (affecting the amount of electricity purchased by the IEC from Dorad), may affect Dorad’s financial results. In its financial statements for the year ended December 31, 2021, Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis, which according to Dorad’s financial statements did not have a material impact on Dorad as of December 31, 2021, and it is continuously examining the options available to it in the event of a material impact on in its income as a result of the spread of Covid-19.

Risks Related to the Manara PSP

The Manara PSP currently holds a conditional license. Such conditional license may be revoked for various reasons, such as non-compliance with milestones stipulated in the conditional license. The Manara PSP currently holds a conditional license for the construction of a 156 MW pumped storage project, or the Manara PSP Conditional License, issued to it on June 17, 2020. Conditional licenses issued by the Israeli Electricity Authority include several milestones, and deadlines for completing such milestones, including the completion of the construction works of the pumped storage power plant. The Israeli Electricity Authority could revoke the Manara PSP Conditional License if Ellomay Pumped Storage (2014) Ltd., the project company of the Manara PSP, or Ellomay PS, does not timely meet the milestones included in it. Any such attempted revocation is subject to a written notice from the Israeli Electricity Authority, which is required to include the reasons for the proposed revocation, and to a hearing of Ellomay PS before the Israeli Electricity Authority. If the Manara PSP Conditional License will be revoked in the future, that could prevent the completion of the Manara PSP, resulting in a loss of some or all the funds invested in the Manara PSP.

The construction of the Manara PSP is a complex and unique engineering challenge. The construction process of the Manara PSP includes planning and conducting of a comprehensive investigation to characterize the variety of soils and rocks at the construction sites. In accordance with the infrastructure characteristics and the seismic risks that exist on site, stability calculations need to be performed on the basis of which instructions are given for the planning and execution of the reservoirs. Any complications during the construction period of the Manara PSP could cause delays in the construction and could expose the Manara PSP to non-compliance with the terms of the Manara PSP Conditional License issued to it by the Israeli Electricity Authority and could otherwise materially adversely affect our results of operations in connection with the Manara PSP.

Risks Related to our Operations and Ownership Structure

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations and to fulfill our development plans. Although we have financing agreements with respect to several of our PV Plants, WtE Plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. Our inability to obtain additional financing on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to increase and further develop our operations and execute our business plan.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series C Debentures and our Series D Convertible Debentures, or the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2021, our total indebtedness in connection with corporate and project financing (including the Talasol PV Plant, of which we hold 51%) was approximately €363 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures and issuing additional series of debentures, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness. We may be able to incur substantial additional indebtedness, including additional issuances of debentures and secured indebtedness, in the future. Although the Deeds of Trust governing our Debentures contain conditions that may affect our ability to incur additional debt, mainly through the issuance of additional debentures of the existing series of the Debentures, these conditions are limited and we will be able to incur additional debt and enter into leveraged transactions, so long as we do not breach the financial covenants and meet these conditions. If new debt is added to our existing debt levels, the related risks that we face would intensify and we may not be able to meet all our debt obligations, including the obligations in connection with repayment of the Debentures.

We cannot assure you that our business will generate cash flow from operations or future borrowings from other sources in an amount sufficient to enable us to service our indebtedness, including the Debentures, or to fund our other liquidity needs. To service our indebtedness, we require a significant amount of cash. Our ability to make payments on, and to refinance our indebtedness, including the Debentures, to fund planned capital expenditures and to maintain sufficient working capital depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As such, we may not be able to generate sufficient cash to service the Debentures or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, such as reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Debentures, on or before the maturity thereof, which may not be successful and could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Debentures, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt, including the Debentures, and our ability to make any required cash payments under our indebtedness, including the Debentures. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in our PV Plants located in Spain and in the WtE Plants located in the Netherlands are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by entering into various swap interest and currency transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will succeed in eliminating these risks in their entirety.  These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

Our inability to effectively hedge interest rate, currency and other market-related risks may adversely affect our profitability. We use hedging instruments in an attempt to manage interest rate, currency and other market-related risks. If any of the variety of instruments we use to hedge our exposure to these various types of risk is not effective, we may incur losses, which may have an adverse effect on our financial condition. The majority of our derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. In addition, there can be no assurance that we will continue to be able to hedge risks related to current or future assets or liabilities in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of our hedge to become ineffective, resulting in potential losses.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Form  20-F.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences.  We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Dori Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Dori Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in the Spanish PV Plants or the WtE Plants would be considered “investment securities,” as we control the PV Plants (other than the Talasol PV Plant) and the WtE Plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status in the project companies. We do not believe that the current fair value of our holdings in Dori Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets and in the Netherlands’ WtE market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2021. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. In the past three years we issued 2,143,750 ordinary shares in private placements including through exercise of warrants. In addition, on October 26, 2020, we issued a new series of options (the Series 1 Options), tradable on the Tel Aviv Stock Exchange, to purchase an aggregate of 385,000 ordinary shares at an exercise price per share of NIS 150 (subject to adjustments upon customary terms) and on February 23, 2021 we issued our Series D Convertible Debentures, which are convertible into an aggregate of 375,757 ordinary shares at a conversion price per share of NIS 165 (subject to adjustments upon customary terms). In the event some or all of our Series 1 Options are exercised, or some or all of our Series D Convertible Debentures are converted, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in the percentage ownership.

Tax audits may result in an obligation to make material payments to tax authorities at the conclusion of these audits.  We conduct our business globally (currently in Israel, Luxembourg, Italy, Spain and The Netherlands). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. For example, during 2018, following a tax inspection and a final settlement reached with the tax authorities, we reduced our carry forward tax losses by approximately €20 million. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe we comply with applicable tax laws and that we provided adequately for any reasonably foreseeable outcomes related to the tax audit, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

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

Our failure to maintain effective internal controls over financial reporting could materially adversely affect our reported financial information and the market price of our ordinary shares. We are characterized as an “accelerated filer” under the US Securities Law. Among other things, this characterization imposes a requirement that our registered public accounting firm issue an attestation report as to our internal control over financial reporting in connection with the filing of the Annual Report on Form 20-F for each fiscal year. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. We cannot predict the outcome of our testing in future periods. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we or our registered public accounting firm can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We have not paid a cash dividend or executed a buyback of a substantial number of shares since 2016 and there is no assurance we will do so in the future.  We have not paid any cash dividends or announced a share buyback plan since 2016. Future dividends or future share buyback plans will depend on our earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits, and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deeds of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

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

Our ordinary shares are currently listed on the NYSE American LLC and are also listed on the Tel Aviv Stock Exchange under the trading symbol “ELLO” pursuant to the Israeli regulatory “dual listing” regime that provides companies whose securities are listed both in the NYSE American LLC and the TASE certain reporting leniencies.

Recent Developments

The Talasol PV Plant

Achievement of PAC

The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. In parallel to the connection to the grid, hot commissioning tests have been initiated by the EPC contractor. On January 27, 2021, the EPC finalized the performance tests and the Provisional Acceptance Certificate (PAC) was signed.

Refinancing of Talasol Project Finance

In January 2022, Talasol achieved financial closing of a Facilities Agreement in the aggregate amount of €175 million provided by European institutional lenders, or the Talasol New Financing. The Talasol New Financing provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and (ii) a term loan in the amount of €20 million of which the final maturity date is December 31, 2042. The weighted average life of the Talasol New Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the original project finance of Talasol, or the Talasol Previous Financing. The Talasol New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Talasol Previous Financing.

The uses of the Talasol New Financing amount are as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider, or the Talasol PPA Security Fund, (4) unwinding the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) an expected special dividend to Talasol’s shareholders in an amount of approximately €30 million.

The Talasol PPA Security Fund will be reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA.

Ellomay Solar

We are promoting the construction, through an indirectly wholly-owned subsidiary, Ellomay Solar S.L.U., or Ellomay Solar, of a PV plant in a plot adjacent to the land on which the Talasol PV Plant is located, or the Ellomay Solar Project. This PV plant is planned to have a capacity of 28 MW and Ellomay Solar received a grid connection permit and executed a land lease agreement.

The early works under the EPC agreement commenced on March 1, 2021 and the Notice to Proceed was granted on June 7, 2021. The Ellomay Solar project is waiting for final permits and the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Ellomay Solar is expected by the end of April 2022.

The Manara PSP

On February 14, 2021, we announced the fulfillment of conditions precedent under the Manara PSP Conditional License, including financial closing and execution of EPC and O&M Agreements.

In April 2021, a notice to commence was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP is expected to be approximately 62.5 months.

For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

PV Projects under Development

As of December 31, 2021, we had additional photovoltaic projects under various development stages as follows: (i) under advanced development stages – 439 MW in Italy and 40 MW plus storage in Israel; and (ii) in early development stages – 850 MW in Italy and Spain. In February 2022, EPC agreements were executed with respect to the first two projects in Italy that are in advanced development stages (with an aggregate capacity of approximately 20 MW) and construction of such projects commenced during January 2022. Construction of another adjacent project (15MW) is currently expected to commence during the second quarter of 2022.

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

Additional Series C Debentures Offering in Israel

On February 23, 2021, we issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100.939 million (approximately €29  million). For additional information concerning the Series C Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Series D Convertible Debentures Offering in Israel

On February 23, 2021, we issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62 million (approximately €17.6 million). For additional information concerning the Series D Convertible Debentures see “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

Additional Series C Debentures Offering in Israel

On October 25, 2021, we issued additional Series C Debentures in a private offering in Israel to Israeli classified investors in an aggregate principal amount of NIS 120 million (approximately €34.1 million).

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

Exercise of Warrants to Purchase Ordinary Shares

During January and February 2021, Israeli institutional investors who purchased our ordinary shares and warrants in a private placement consummated in February 2020, exercised all of the warrants issued to them in such private placement. As a result, we issued an aggregate of 178,750 ordinary shares, at a price per ordinary share of NIS 80 (approximately $24.6 based on the Dollar/NIS exchange rate at that time), and received gross proceeds of NIS 14.3 million (approximately $4.4 million).

Principal Capital Expenditures and Divestitures

From 2017 through March 1, 2022, we made aggregate capital expenditures of approximately €250 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with the acquisition of the Talmei Yosef PV Plant was approximately €11.9 million. Our aggregate capital expenditures in connection with PV Plants under development in Europe and Israel was approximately €5.5 million.  The aggregate capital expenditures in connection with the Manara PSP through March 1, 2022, including amounts recorded in the general and administrative expense, were approximately €95 million. From 2017 through March 1, 2022, capital expenditures incurred by the project companies in connection with the Waste-to-Energy Projects in the Netherlands were approximately €34.5 million.

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

B.          Business Overview

We are involved in the production of renewable and clean energy. We own six PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MW, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MW. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 83.333% of Ellomay PS, which is constructing the Manara PSP, (iii) Ellomay Solar S.L.U. that is constructing a photovoltaic plant with installed capacity of 28MW in the municipality of Talaván, Cáceres, Spain,  and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

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

Global trends in the industry

Solar PV power in the European Union has shown strong resilience despite Covid-19 negatively impacting everyone’s life in many aspects. Surprisingly, demand for solar power technology in the European Union did not decrease but rather increased notably. EU members states installed 18.2 GW of solar power capacity in 2020, an 11% improvement over the 16.2 GW deployed in the previous year.

For the next 2 years, SolarPower Europe projects 27.4 in 2022 and 30.8 GW in 2023, translating into 15% and 18% higher deployments than in their EMO 2019. And in 2024, SolarPower Europe sees demand crossing the 35 GW level, bringing total installed solar PV capacity to 253 GW.

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

At the end of 2020, Israel’s total installed renewable energy capacity, as per the Report on the State of the Electricity Sector of the Israeli Electricity Authority, was 2.5 GW, constituting 13% of the total capacity in the Israeli electricity market, with solar contributing 2.2 GW (1.4 GW from dual-use photovoltaic systems and 0.8 GW from land photovoltaic systems).In October 2020, the Israeli government approved a plan to deploy around 15 GW more solar capacity to help raise the 2030 target for the proportion of national electricity drawn from renewables from 17% to 30%. The Israeli Electricity Authority forecasted in its 2020 report that the total installed renewable energy capacity at the end of 2025 will be 9.8 MW (of which 4.2 GW will be in dual-use photovoltaic systems and 3.7 GW will be from land photovoltaic systems), which is expected to constitute 35% of the total capacity expected in Israel at that time. The original renewable energy directive (2009/28/EC) establishes an overall policy for the production and promotion of energy from renewable sources in the EU. It requires the EU to fulfil at least 20% of its total energy needs with renewables by 2020 – to be achieved through the attainment of individual national targets. All EU countries must ensure that at least 10% of their transport fuels come from renewable sources by 2020.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Photovoltaic Plants

The following table includes information concerning our PV Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the year ended December 31, 2020 (in thousands)[2]	Revenue in the year ended December 31, 2021 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed Panels	July 2010	N/A	€732	€698
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€531	€550
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€882	€907
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed Panels	June 2011	N/A	€432	€432
“Talmei Yosef”	9,000 kWp	Talmei Yosef, Israel	PV – Fixed Panels	November 2013	0.9857[3] (NIS/kWh)	€1,066	€1,016
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	December 2020	N/A	--[5]	€28,494

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

3.
The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 1.005/kWh in 2020 and decreased to NIS 0.9946/kWh on 2021.

4.
As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, out of total proceeds from the sale of electricity of approximately €4.1 million and €4.3 million for the years ended December 31, 2020 and 2021, respectively, only revenues related to the ongoing operation of the plant in the amount of approximately €1million are recognized as revenues in each of 2020 and 2021.

5.
The Talasol PV Plant is 51% owned by us and the revenues included in the table reflect 100% ownership. As the Talasol PV Plant was connected to the Spanish national grid at the end of December 2020 and achieved PAC in January 2021, no revenues were recorded in connection with this PV Plant for the year ended December 31, 2020 and until PAC was achieved in January 2021. Revenues generated prior to the achievement of PAC (in the amount of approximately €0.9 million) were capitalized to fixed assets.

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

o	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

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

•
one or more “interconnection agreements” with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid; and

•
to the extent the FiT or any other incentive will be applicable - standard “incentive agreements” with GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Material Effects of Government Regulations on the Italian PV Plants”).

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

The Talasol SPA further provided that Ellomay Luxembourg would assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol PV Plant. The Talasol SPA provided that the legal risks will be transferred to the Talasol Partners on the closing date and the economic yields and results of operations of Talasol’s business will be transferred to the Talasol Partners as from December 31, 2018.

The Talasol SPA included customary representations and warranties of Ellomay Luxembourg and the Talasol Partners and a mutual indemnification mechanism for breaches of representations and warranties or of undertakings, subject to time, minimum claims, minimum aggregate claims and maximum liability limitations, as a sole remedy, subject to customary exceptions. The consummation of the transactions contemplated by the Talasol SPA was subject to the fulfillment or waiver of several customary conditions precedent by June 30, 2019, including the fulfillment of all conditions precedent under the Talasol PV Plant’s project finance and the entry by the Talasol Partners into an equity support agreement.

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

Talasol PV Plant Project Finance

The Talasol PV Plant obtained project financing in connection with the commencement of its construction. During January 2022, Talasol refinanced the Talasol Previous Financing by entering into the Talasol New Financing. For more information concerning the Talasol New Financing, see “Item 4.A: History and Development of Ellomay; Recent Developments” and for more information concerning the Talasol Previous Financing see “Item 5.B: Liquidity and Capital Resources.”

Ellomay Solar

On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Project with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

The Ellomay Solar EPC Agreement provides a fixed and lump-sum amount of €15.82 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Project and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement contains additional standard provisions, including liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

METKA EGN Spain is expected to complete the works under the EPC Agreement within a period of 9 months from receipt of the Notice to Proceed. The early works commenced on March 1, 2021 and the Notice to Proceed was granted on June 7, 2021. The Ellomay Solar project is waiting for final permits and the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Ellomay Solar is expected by the end of April 2022.

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

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1.2 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. As of March 1, 2022 the additional advance payment paid amounted to approximately €0.3 million.  In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

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

In April 2021, the Second Framework Agreement was amended and the target of reaching an aggregate “ready to build” authorized capacity of at least 265 MW was increased to 365 MW.

In February 2022, EPC agreements were executed with respect to the first two projects in Italy that are in advanced development stages (with an aggregate capacity of approximately 20 MW) and construction of such projects commenced during January 2022. Construction of another adjacent project (15MW) is currently expected to commence during the second quarter of 2022.

The advancement and development of projects that will become part of the Second Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will by identified by the developer and that will thereafter reach the “ready to build” status, and as to our decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made. In addition, projects in the construction stage are exposed to several risks, including delays in supply of equipment and defaults by contractors. Covid-19’s impact on the manufacturing and supply chains worldwide, may delay or prevent construction of projects.

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

The COVID-19 pandemic has put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials, and shipping bottlenecks creating supply chain shortages and delays. It may take several years until solar module prices stabilize.

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

Decree-Law no. 77/2021 (Decreto Semplificazioni bis) has introduced new provisions mainly aimed at further simplifying and harmonizing the authorization procedures, inter alia by reducing procedural and consultation schedules and providing that PAS procedure can apply also for big-size plants when they are located in specific areas (such as industrial or commercial areas, or former quarries or dumps). Furthermore, overcoming the previous prohibition, this Decree established that, subject to certain conditions, PV plants located on agricultural areas will be eligible for incentives.

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

There are three alternative modalities to sell electricity:

a.	by way of sale on the electricity market (Italian Power Exchange IPEX), the so called “Borsa Elettrica”;

b.	through bilateral contracts with wholesale dealers; and

c.
via the so-called “Dedicated Withdrawal” introduced by AEEGSI Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market.

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

Incentives are awarded for a period of 20 years at the outcome of seven tenders held between September 2019 and September 2021 (with different procedures depending on whether the plant is below or above 1MWp), whereby the effective granted tariff will be equal to the reference tariff as reduced by the percentage reduction offered by the applicant.

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

On February 26, 2014, GSE published the following new rules regarding the conditions for access to the minimum prices for photovoltaic plants. Therefore, commencing January 1, 2014, the minimum prices as defined by AEEGSI, are equal to:

•
For photovoltaic plants with an installed capacity of up to and including 100 kW that benefit from incentives and photovoltaic plants with an installed capacity of up to and including 1 MW that do not benefit from incentives – the minimum price, as defined by AEEGSI; and

•	For other photovoltaic plants – the hourly zonal price.

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

Whereas the current provisions allow GSE to declare retrospective forfeiture from the incentives also for minor or anyway rather formal authorization irregularities, the new legislation provides that GSE shall in such cases only reduce incentive to 20%-80% of the original value, depending on the type of breach. Furthermore, it is provided that if notice of the breach is provided to GSE by the producer (before an assessment procedure commences) the reduction will be further reduced by one third. However, the referred legislation does not eliminate the possibility for declaration of forfeiture of the entire amount of the incentives in the event of most material breaches. Law no. 128 dated November 2, 2019 has subsequently introduced an amendment to said provision aimed at further limiting GSE’s sanctions. According to the new provision, GSE’s sanctions shall be limited to a reduction only comprised between 10% and 50% of the original value and, if the notice of the breach is provided by the producer, the reduction shall be further reduced by 50%. Decree Law no. 76/2020 has further extended the scope of the above limitations and stressed the fact that GSE’s controls shall be carried out within a reasonable term, which has been set in twelve months by Decree-Law no. 77/2021 (Decreto Semplificazioni bis).

The cases in which the reduction of the incentive can be declared are to be defined by the Ministry of Economic Development.

Red II Decree

On November 8, 2021, Legislative Decree no. 199, or the Red II Decree, has been issued, implementing the EU RED II Directive (Renewable Energy Directive, no. 2018/2001, or RED II Directive) on the promotion of the use of energy from renewable sources.

The Red II Decree has set-up the framework for new incentives in the PV industry, which will have to be implemented through detailed legislation by August 2022. In particular, it has been provided that different incentives will be granted depending on the type of plant, and the main distinction is implemented between “small plants” (with capacity up to 1 MW) and “big plants” (with capacity higher than 1MW):

•
as to small plants, incentives will be awarded: (i) through direct access to incentives, as to plants with market competitive generation costs and plants belonging to energy communities or self-consumption configurations; and (ii) through tender procedures, as to innovative plants and plants with higher generation costs; and

•	as to big plants, incentives will be awarded through downward auction procedures.

Procedural simplifications and priority for the access to incentives are contemplated for suitable areas (aree idonee), such as areas where a plant is already installed, decontaminated areas, dumbs and quarries, and other areas for which criteria are to be defined by implementing legislation.

The amount of the incentives, as well as the financial commitment allocated thereto, shall be defined by future implementing decrees.

The Red II Decree has also set up an ad hoc definition of long term power purchase agreements (PPAs), defined as the contract by which a person or entity undertakes to purchase renewable sources electricity directly from an electricity producer. In that respect, the aim of the Red II Decree is to promote the utilization of PPAs, and in this respect, within 180 days of entry into force thereof, the following actions have been planned:

•	the creation of an online information board with the aim to facilitate the alignment of demand and offer;

•	the setting-up of a platform for the conclusion of PPAs (as already provided in previous legislation);

•	the definition of tender schemes for the supply of renewable source energy to public administration through PPAs; and

•	issuance of an ad hoc regulation in order to inform final customers as to PPAs, also in order to facilitate use thereof by consumers in aggregate shape.

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

Furthermore, in 2021 GSE has provided that as an alternative to the retention PV plant owners can provide a financial guarantee for the dismantling by joining an ad hoc set-up collective system.

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

With circular dated March 30, 2017, the Italian Tax Office further clarified that PV plants can be characterized as movable assets and particularly, as a result, will be subject to the so called “super-depreciation”, which allows them to increase the actual cost of the investment in PV plants by 40%, with associated significant fiscal benefits. During subsequent years such fiscal benefit has been partly amended; for 2022 a tax credit equal to 6% of the capital expenditure (up to a maximum of 2 million euros) has been provided.

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

As a novelty, and in connection with the expiry of access and connection to the grid permits, RD-law 23/2020 established certain permitting milestones to be achieved by the promoters. Failure to do so, will result in expiration of the permits (except when the environmental permit was not granted for reasons not attributable to the promoter). The milestones set up in RD-law 23/2020 were modified by Royal Decree-Law 29/2021, of December 21, 2021, or RD-law 29/2021, as further explained below.

B.          Royal Decree-law 29/2021

On December 23, 2021, RD-law 29/2021 came into force, approving urgent measures in the energy field for the promotion of electric mobility, self-consumption, and the deployment of renewable energies.

As a novelty, and in connection with self-consumption, RD-law 29/2021 establishes that installations associated with a self-consumption modality with a surplus installed power not exceeding 100 kW are exempt from presenting the guarantee unless they are part of a group whose power exceeds 1 MW. Likewise, RD-Law 29/2021 adopts measures to facilitate collective or shared self-consumption - in which several self-consumers benefit from a single installation - and extends this possibility to high voltage.

As for tax measures, RD-law 29/2021 provides that the 7% Tax on the Value of Electricity Production (IVPEE) will remain suspended until March 31, 2022.

Finally, the RD-law 29/2021 modifies the milestones established in RD-law 23/2021. In this sense, the dates foreseen in RDL 23/2020 for the intermediate milestones related to the Environmental Impact Statement (EIS), the prior administrative authorization (PAA) and the construction authorization (CAA) have been extended for an additional nine months. All this, without extending the total period of five years for the final milestone of obtaining the administrative exploitation authorization.

Impact on the Talasol PV Plant

The exploitation authorization is required to be granted within five years from the entry into force of RD-law 23/2020 (i.e., by June 25, 2025) as modified by RD-law 29/2021 and was already granted.

Impact on the Ellomay Solar 28 MW Project The exploitation authorization is required to be granted within five years from the entry into force of RD-law 23/2020 (i.e., by June 25, 2025) as modified by RD-law 29/2021 and was granted on January 23, 2022.

Impact on Future PV projects in Spain

Until the moratorium (referred to below) is not released, it is not possible to request access and connection permits for this new project.

Once the access permit is granted to a project, the below milestones will apply (the starting date is the date the permit access was granted):

•	Request of connection permit required in 6 months.
•	Valid request of Prior Administrative Authorization required in 6 months.
•	Obtention of environmental permit required in 31 months.
•	Obtention of Prior Administrative Authorization required in 34 months.
•	Obtention of Construction Administrative Authorization required in 37 months.
•	Obtention of Exploitation Authorization required in 5 years.

Impact on operating facilities

The above regulation does not affect our existing and operating facilities.

C.          Royal Decree 1183/2020

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

RD 1183/2020 also regulates the access capacity tenders in certain nodes of the transmission grid for the integration of renewable energies.

D.          CNMC Circular 1/2021

The CNMC Circular 1/2021, or Circular 1/2021, establishing the methodology and conditions for access and connection to the electricity transmission and distribution networks, was published on January 22, 2021. Circular 1/2021 completes the regulation process related to access and connection to the electricity transmission and distribution networks. The regulation has been developed through the Resolution of May 20, 2021, explained further below.

E.	Resolution of May 20, 2021, of the CNMC, which establishes the detailed specifications for the determination of the generation access capacity to the transmission network and distribution networks

Resolution of May 20, 2021, contains the detailed specifications for the determination of the access capacity of generation to the transmission grid and distribution networks.

The purpose of the detailed specifications for the determination of the access capacity to the transmission grid for generation is to establish the particular aspects of criteria and methodology for the calculation of the access capacity to the transmission grid for generation or storage facilities, new or existing, which change their declared conditions, with direct connection to the transmission grid or with connection in distribution with influence on the transmission grid.

The detailed specifications for the determination of the generation access capacity to the distribution networks determine the criteria and methodology for the calculation of the access capacity to the distribution networks, the calculation of the access capacity to the distribution network in the processing of requests for access of generation or transmission requests for access of generation or storage facilities, whether new or existing that change their technical characteristics or existing facilities that change their significant technical characteristics.

F.	Law 7/2021 of climate change and energy transition

Law 7/2021 of May 20, 2021 on climate change and energy transition, or Law 7/2021, establishes objectives for 2030 which include the reduction of greenhouse gas emissions of the Spanish economy by at least 23% compared to 1990; the penetration of renewable energies in final energy consumption of at least 42%; achieving an electricity system with at least 74% of generation from renewable energies and reduction of primary energy consumption by at least 39.5%. It also establishes that Spain must achieve climate neutrality by 2050 at the latest. The energy transition promoted by Law 7/2021 enables the mobilization of more than 200 billion euros of investment over the decade 2021-2030.

G.	Royal Decree-Law 17/2021, of September 14

Royal Decree-Law 17/2021, of September 14, or RD-law 17/2021, entered into force on September 16, 2021. From the entry into force of RD-law 17/2021, and until March 31, 2022, a temporary adjustment in the remuneration of certain generation facilities is foreseen, in proportion to the higher income obtained by such facilities due to the internalization in the price of electricity in the wholesale market of the increase in the price of natural gas in international markets by the marginal emitting technologies.

However, the following are excluded from the scope of application of RD-law 17/2021: (i) production facilities in the electricity systems of the non-peninsular territories, (ii) production facilities that have a recognized remunerative framework (installations under the specific remuneration regime and the economic regime for renewable from auctions) and (iii) production facilities with net power equal to or less than 10 MW, regardless of the date of commissioning.

In addition, the remuneration reduction mechanism will not apply to the part of the energy produced by generation facilities which is subject to a fixed price (physical or financial) PPA either: (i) entered before September 16, 2021 or (ii) entered into on or after September 16, 2021 if the PPA term is more than one year.

Producers likely to be affected by the reduction will have to submit to REE a responsible statement and supporting documentation on the energy covered by contracting instruments. The Talasol PV Plant is affected by this measure with respect to the portion of its revenues that is not covered by the PPA and has submitted the required statement and documentation every month since the entry into force of RD-law 17/2021.

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

Taxation of the income from generation of electricity

In December 2012, the Spanish Parliament enacted the 15/2012 on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity. RDL 15/2018 suspended this tax with respect to the electricity produced and injected to the grid during a period of six months commencing October 6, 2018 through March 31, 2019. As explained above with respect to RD-law 29/2021, until March 31, 2022 the tax will be suspended.

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

In August 2017, Amendment no. 14 to the Electricity Sector Law, or Amendment no. 14, was published. Amendment no. 14 is in effect until December 31, 2030. Amendment no. 14 requires that the Israeli Minister of Energy formulate a perennial work plan in connection with production of electricity from renewable energy, which will include action items per year in order to meet the targets for renewable energy manufacturing determined by the Israeli government. Amendment no. 14 further provides that an inter-ministerial committee will be established, which will be required to submit its recommendations to the Minister of Energy regarding the advancement of electricity manufacturing from renewable energy, including recommendation with respect to: (i) methods for minimizing or eliminating obstructions for manufacturing of electricity from renewable energy, including in connection with planning and financing and (ii) methods for minimizing or eliminating obstructions for the construction of facilities for manufacturing electricity from renewable energy. Amendment no. 14 also requires the general manager of the Ministry of Energy to provide an annual report to the Economic Committee of the Israeli parliament on meeting the targets for manufacturing electricity from renewable energy and with respect to the implementation of Amendment no. 14 and the perennial work plan.

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

Dori Energy

On November 25, 2010, Ellomay Clean Energy Ltd., or Ellomay Energy, our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy invested a total amount of NIS 50 million (approximately €10 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date. Following the Dori Closing Date, the holdings of Ellomay Energy in Dori Energy were transferred to Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy with respect to the Dori Investment Agreement and the Dori Energy Shareholders Agreement.

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

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group also entered into the Dori Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Dori Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy is entitled to nominate two directors (out of a total of four directors) in Dori Energy. The Dori Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy. The Dori Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

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

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS, (37.5%), and Edelcom Ltd., or Edelcom, (18.75%), both Israeli private companies, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement that includes customary provisions, including a right of first refusal, arrangements in connection with the financing of Dorad’s operations, certain special shareholder majority requirements and the right of each shareholder holding 10% of Dorad’s shares to nominate one member to Dorad’s board of directors. As noted above, pursuant to the Dori Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

In June 2019, Dorad made the final repayment of shareholders loans in the aggregate amount of NIS 19 million, of which Dori Energy received approximately NIS 3.7 million (approximately €1 million).

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd., or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders. The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating (Dorad received an “investment grade” rating, on a local scale). The current interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments, commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. The Dorad Credit Facility further includes customary provisions, including early repayment under certain circumstances, fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant and certain financial ratios, which Dorad is in compliance with as of December 31, 2021. Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves.

As of December 31, 2021, we provided guarantees to the Israeli Electricity Authority, to the IEC and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 16 million (approximately €4.5 million).

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

Dividends

On February 27, 2020, Dorad’s Board of Directors decided to distribute a dividend of NIS 120 million (approximately €31.6 million). In connection with such dividend distribution, Dori Energy received NIS 22.5 million (approximately €5.8 million) and repaid an amount of NIS 10.25 million (approximately €2.6 million) loan to us. On May 6, 2021, Dorad’s Board of Directors approved the distribution of a dividend in the amount of NIS 100 million (approximately €25.4 million) and such dividend was distributed during May 2021. In connection with such dividend distribution, Dori Energy received an amount of approximately NIS 18.8 million (approximately €4.5 million) and repaid an amount of approximately NIS 9 million (approximately €2.3 million) loan to us.

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

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In January 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim, or the Claim, was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings 2006 Ltd., or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon.  The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted  and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim.

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Dorad all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In May 2019, a new arbitrator was appointed and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled.  Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. On February 15, 2021 the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. The parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. Following the parties’ request for approval of a procedural arrangement regarding the submission of written summaries and the possible supplemental oral argument in all proceedings subject to arbitration, the arbitrator approved the various dates for submitting summaries, ending in May 2022.

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

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts our of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIS and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019 an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Dorad in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, Eilat-Ashkelon Infrastructure Services Ltd., one of the shareholders of Dorad, and its representatives on the Dorad board of directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zorlu and Edelcom each filed a response on September 13, 2020 asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file. On June 28, 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to the board's approval. Dorad’s board of directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad board of directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. To our knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to conditionally raise the construction of another power plant to a government decision. There can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

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

a.
Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

b.
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

c.
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

d.
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

e.
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

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.
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

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum.

On April 5, 2021, Dorad entered into an additional gas purchase agreement with Tamar, or the Additional Tamar Agreement, pursuant to which Dorad is entitled to purchase additional quantities of gas from Tamar during a period of four years ending on April 5, 2025. As part of the Additional Tamar Agreement, Dorad will receive a grant that depends, among other things, on the amount of gas consumption quantities determined in the Additional Tamar Agreement. Dorad received 50% of the grant in the first half of 2022 and expects to receive the remainder on the date of termination of the Additional Dorad Agreement pursuant to the conditions set forth therein.

The addendums to the Tamar Agreement and the Additional Tamar Agreement were subject to certain conditions precedent that were met on July 14, 2021.

Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which is constructing a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. On November 11, 2019, Dorad signed an addendum to this memorandum of understanding. In the framework of the memorandum of understanding and the addendum, Alon Gat will serve as a producer who will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier. In addition, Alon Gat, who holds the production license, will be responsible for operating the Alon Gat power plant and generating electricity at the plant and will bear all costs related to operating the Alon Gat power plant, the availability and the power generation. Dorad will be responsible for all activities related to the power supply sales to the customers and the IEC. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The memorandum of understanding and addendum contain termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties. Following the hearing scheduled by the Israeli Electricity Authority in August 2019 and the resolution published by the Israeli Electricity Authority in January 2020 regarding the amendments to the standards on consumption plan anomalies, which may affect the financial feasibility of the understandings with Alon Gat, on August 12, 2021, Dorad signed an amendment to the addendum and memorandum of understanding that includes addressing consumption plan anomalies. As part of the amendment, Dorad will examine the economic viability following the resolution in respect of a change in the production tariff and a material change in the demand hours cluster. which constitutes a regulatory change as defined in the memorandum of understanding and addendum and may affect the financial feasibility of the arrangement with Alon Gat. For more information concerning the resolution of the Israeli Electricity Authority see “Consumption Plans and Deviations” under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad is also a party to a natural gas transmission agreement and to a diesel oil warehousing agreement.

Natural Gas Purchase Agreement with Energean

On October 30, 2017, Dorad signed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the second half of 2021. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. On November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. On February 5, 2020, Energean informed Dorad that due to the Coronavirus (Covid-19) spread in China, the Chinese government issued restrictions on travel and transportation including to an area where portions of Energean gas production facilities are manufactured and therefore a delay is expected in the construction of production facilities and in the gas supply to Dorad. On April 22, 2020, Energean informed Dorad that it took several steps in order to overcome the impact of the Covid-19 crisis in order to decrease the expected delay in the provision of natural gas to Dorad and on September 10, 2020 Energean updated the date in which it expects to start providing the natural gas from the first half of 2021 to the second half of 2021. On January 21, 2021, Energean updated the forecast date for the initial gas flow to the end of 2021 or the second quarter of 2022. On May 24, 2021, Energean updated the forecast date for the initial gas flow to the second half of 2022. On January 20, 2022, Energean updated the forecast date for the initial gas flow to the fourth quarter of 2022. Due to these delays, Dorad notes that it may continue to purchase gas from Tamar at a higher price than the price set in the agreement with Energean.

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

On January 30, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022” which provided for an increase in the average production component of approximately 13.5% from February 1, 2022 that will remain in effect through the end of 2022.

On February 27, 2022, the Israeli Electricity Authority published a hearing regarding “Electricity Rates for Customers of IEC in 2022” which provided for a decrease in the average production component of approximately 3.7% from April 1, 2022 that will remain in effect through the end of 2022.

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

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Permits and Environmental Laws

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations.

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants and handling hazardous materials.

Waste-to-Energy (Biogas) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2020 (in thousands)	Revenue in the year ended December 31, 2021 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€3,414	€3,394
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€2,588	€3,341
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	-[2]	€5,951

1.	This plant’s permit enables it to produce approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

2.	This plant was acquired in December 1, 2020, therefore revenues for the period prior to the acquisition are not reflected herein.

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

The Netherlands Waste-to-Energy Market and Regulation

Climate goals

In June 2021 the EU established the ‘European Climate Law’, in which the previously adopted CO2 reduction goals are made legally binding. The European Climate Law includes the obligation for Europe’s economy and society to become climate-neutral by 2050 and also provides the intermediate target for a 55% cut in greenhouse gas emissions in 2030 compared to 1990 levels. In order to become climate-neutral in 2050, the EU has furthermore set out intermediate targets for 2030, including a production of 32% of the energy in the EU from renewable sources and a 32.5% improvement in energy efficiency. The target for the production rate of energy from renewable sources for the Netherlands imposed by the EU to be reached by the year 2030 is 27%. In addition, the Dutch government’s goal is to have at least 16% renewable energy by 2023 and a fully sustainable energy supply in 2050.

In close consultation with various stakeholders, the Dutch government defined its CO2 reduction goals initially in the national Energy Agreement (“Energieakkoord”) of September 2013. As a follow-up to the Energy Agreement and as an elaboration on the Paris Agreement, which the Dutch government signed in 2015, the national Climate Agreement (“Klimaatakkoord”) was adopted in June 2019. The Climate Agreement contains several stringent national climate goals, to be achieved through numerous national climate measures, but does not eliminate the renewable energy goals set out in the Energy Agreement. Due to the abovementioned European Climate Law, the CO2 emission reduction targets (49% by 2030 and 95% by 2050) in the Climate Agreement are currently outdated.

The aforementioned national climate goals are formally included in the national Climate Act (“Klimaatwet”). The CO2 reduction percentages in the Climate Act is expected to be adapted to the European Climate Law (55% by 2030 and climate-neutral by 2050). The Climate Act contains no direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals. One example of this legislation is the abovementioned Climate Agreement. Furthermore, the Climate Act requires the Dutch government to draft a so-called climate plan (“klimaatplan”). The climate plan is prepared for a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first climate plan (“Integraal Nationaal Energie en Klimaatplan 2021-2030”, or INEK) was presented on November 1, 2019. The INEK mainly refers to the headlines and goals set in the aforementioned national Agreements as well as the Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy.

In order to have a fully sustainable energy supply in 2050 (“circulaire economie”), the Dutch government drafted the Program Circular Energy (“Uitvoeringsprogramma circulaire energie”). This program is a policy document, but it provides information with respect to the type of measures that the Dutch government desires to implement in the upcoming years, including producing less CO2 and waste. Initially, the program focused on voluntary measures carried out by the market, but since the update in October 2021, the focus shifted to a use of levies and regulation, including standards. The update was published by the previous government and therefore the program contains no concrete legislative proposals.

On December 15, 2021, the newly elected Dutch government presented the coalition agreement (“Coalitieakkoord”). Pursuant to the agreement, the government is aiming for a CO2 reduction of 70% by 2035 and of 80% by 2040, compared to 1990 levels. Furthermore, the Dutch government mentions investments in research and innovation of climate neutral technology and emphasizes the importance of a sustainable energy supply.

Energy saving/supply

The Netherlands waste treatment is subject to strict regulatory obligations, requiring that approximately 10% of the market be processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the national Climate Agreement, the Dutch government has intensified the enforcement of the legal obligation (set forth in the Dutch Environmental Protection Act (“Wet milieubeheer”) and the underlying Dutch Activity Decree (“Activiteitenbesluit”)) for facilities to take energy saving measures with a payback period of five years in case they use 50,000 kWh of electricity or 25,000 m³ of natural gas (or an equivalent) or more per year. In order to support this effort, the Dutch government has drafted and updated in April 2020 a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as annex 10 to the Dutch Activity Regulation (“Activiteitenregeling”). To further improve that compliance and to be able to monitor this, the Dutch Activity Decree (“Activiteitenbesluit”) also contains a duty of information. In practice, this entails that a facility is obligated to hand over every four years a report to the Dutch government, specifically to the Dutch Enterprise Agency (“RVO”), with a detailed overview of all the energy-saving measures taken on site. This information duty does not apply under certain circumstances, among others in case the environmental permit of a facility already stipulates certain energy saving obligations when it has an audit obligation under the European Energy Efficiency Directive (2012/27/EU; “EED”) or that facility participates in the Long-Term Agreements on energy efficiency with the Dutch government.

On January 1, 2022, the amended Chapter 9.7 of the Dutch Environmental Protection Act entered into force (along with the underlying amended Dutch Energy Transport Decree (“Besluit energie vervoer”) and Dutch Energy Transport Regulation (“Regeling energie Vervoer”)). These amendments are part of the implementation of the national Climate Agreement and the RED II Directive. In July 2021 the European Commission proposed an amendment of the RED II Directive, as part of the package to deliver on the European Green Deal. In short, the regulation in Chapter 9.7 of the Act holds the obligation of a fuel supplier to meet a certain reduction of non-sustainable fuels, by for example compensating their oil supply with sustainable biofuels (or electricity produced from renewable sources).

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is becoming more and more an issue in several parts of the Netherlands, in particular in less densely populated areas with a less robust electricity grid. On January 1, 2021, the revised version of the Dutch investment plan and quality of electricity and gas Decree (“Besluit investeringsplan en kwaliteit elektriciteit en gas”) entered into force. This Decree determines among others that the reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The Dutch government is preparing the Energy Act (“Energiewet”), which is supposed to substitute the Dutch Electricity Act and the Dutch Gas Act (“Gaswet”), offering a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and holds into account spatial planning. The Energy Act will retain the current ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It implements the European ‘Clean Energy Package’ (the latest update (2019) in the European energy policy framework) as well and further elaborates the Climate Agreement. The consultation period for the Energy Act, during which the public could provide comments on the draft version, ended on February 11, 2021. In November 2021, the Dutch government adjusted the Energy Act based on those comments. This means that the legislative process in the Dutch Parliament can begin.

Subsidies

The current subsidy scheme for renewable energy in the Netherlands is called SDE++ (“Stimulering Duurzame Energieproductie en Klimaattransitie” or Stimulating Renewable Energy Production and Climate Transition). The SDE++ program stimulates the further rollout of renewable energy and focuses on stimulating CO2 emissions reducing techniques, by compensating the unprofitable top margin of these techniques. The SDE++ provides for various categories of biomass technologies under which subsidy can be requested, for example heat generation and gas extraction from biomass. Under the SDE++ subsidy program, subsidies are granted on the basis of the quantity of renewable energy that has been produced or prevented CO2 emissions. The subsidy is equal to the difference between the cost price of reduction of CO2 emissions or renewable energy, and the profits that have/will be made (‘unprofitable top margin’). Subsidy applications under the SDE++ program are handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies. The subsidy is granted for a period of 12 to 15 years. In most cases SDE++ allows ‘banking’. This means that in case less sustainable energy is produced than predicted, one can make up for this difference in the following years (forward banking). When, on the other hand, the production exceeds the subsidized annual production, one can counterbalance this in the following years (backward banking), though with a maximum of 25% of the subsidized annual energy production, except for the wind category.

The SDE++ program is determined annually, with a budget of €5 billion in 2021. The round of application for the SDE++ in 2021 was from October 5 until November 11. The total requested amount of subsidy was €12 billion and therefore significantly exceeded the available budget. The majority of the budget has been requested for PV projects (€2.2 billion) and for the capture and storage of CO2 (€6.1 billion). The applications are currently being assessed and the final results of the SDE++ 2021 are expected in the spring of 2022.

The SDE ++ program will continue in 2022. The budget will be increased by €3 billion, with the aim of contributing to sustainability with multiple technologies. Furthermore, the Minister of Climate and Energy announced some modifications in the subsidy allocation system for 2023, in order to stimulate certain techniques that are currently insufficiently addressed. The intention is to reserve a budget per specific field, and only when the budget within the relevant field is not fully used (because there are few applications), the remaining budget will transfer to another field. These fields are expected to be: (a) production of renewable electricity, (b) low-temperature heat, (c) high-temperature heat, (d) CO2 capture, storage or use and (e) molecules (including green gas, advanced renewable fuels and hydrogen production). The impact and exact details of this renewed system are currently investigated and are yet to be published.

In the abovementioned coalition agreement of December 15, 2021, the Dutch government announced the future introduction of a new climate and transition fund of €35 billion for the upcoming ten years, in addition to the SDE++ program. The fund is intended to stimulate, amongst others, the construction of necessary energy-infrastructure (electricity, heat, hydrogen an CO2) and to implement a ‘green industrial policy’.

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

Dutch tax laws provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 45.5% (in 2022) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency. The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by the Dutch Enterprise Agency). The Energy List 2022 in Dutch was published in December 2021. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. The EIA budget has been relatively stable over the last few years (€147 million in 2019 and 2020, and €149 million in 2021 and 2022). The coalition agreement of 15 December 2022 mentions an increasement of the EIA budget for the upcoming years. In the Dutch Energy Agreement it has been agreed that the EIA program will primarily be focused on energy-efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects that have already obtained rights to tax advantages). The EIA program has been extended until January 2024.

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

The foregoing will be continued under the planned Dutch Environment Law Act (“Omgevingswet”), which will replace (at least) fifteen existing laws on environment and spatial planning, including the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”) and the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”). The Dutch Environment Law Act and the implementing legislation are both approved by the Dutch Parliament and the Dutch Senate and is scheduled to become effective January 1, 2023. The Act will not make any material changes in respect to the current Acts. Moreover, permit applications that have been submitted before the Dutch Environment Law Act enters into force, will be assessed in accordance with the former applicable Acts.

For the operation of a waste treatment facility in the Netherlands, a permit under the Dutch Nature Protection Act (“Wet natuurbescherming”) is required as well, as far as the facility may negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), by among others causing nitrogen to be deposited thereon. The Dutch Nature Protection Act will also be integrated in the Dutch Environment Law Act. Nonetheless, on July 1, 2021, the Dutch Nitrogen and Nature Improvement Act (“Wet stikstofreductie en natuurverbetering”) entered into force. This Act offers a more structural solution in regard to the nitrogen problems which the Netherlands endures since the highest Dutch administrative court in May 2019 revoked the so called ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”). This approach, which provided exemptions to the permit obligation and entailed the idea that through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, proved to be invalid. The Dutch Nitrogen and Nature Improvement Act provide that the Dutch government will determine a Program for Nitrogen Reduction. Publication of this program is expected in 2022. The main goal of this Program is to determine which measures are necessary to achieve the reduction of nitrogen deposition on nitrogen-sensitive Natura 2000-areas (40% in 2025, 50% in 2030 and 74% in 2035). Furthermore, the Act obliges the Dutch government to legalize nitrogen reports and calculations, based on the abovementioned Integrated Approach to Nitrogen, via a ‘legalization program’. On November 10, 2021, a design of the legalization program has been made public, but the finalized version of this program has not been published yet. In the meantime in general it is more difficult to obtain a permit under the Dutch Nature Protection Act, as well for the operation of a (modified/new) waste treatment facility.

Pumped Storage Project in the Manara Cliff in Israel

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

The Manara PSP is projected to cost approximately NIS 1.585 billion (excluding future indexation) (approximately €450 million based on the exchange rate as at December 31, 2021). This amount includes a reevaluation of the project CAPEX according to actual basket of indices applicable to such CAPEX for the period since financial close and until October 2021 when an updated financial model was submitted. On March 7, 2121, the Manara PSP received the approval of the Israeli Electricity Authority that the conditions for Financial Close under the applicable regulations were met. In April 2021, a notice to commence the construction works (NTC) was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP is expected to be 62.5 months from such date.

Manara PSP Project Finance

On February 11, 2021, we announced the financial closing of the project finance of the Manara PSP, or the Manara PSP Project Finance. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.22 billion (excluding future indexation) (approximately €350 million). This amount includes reevaluation to actual basket of indices similar to the CAPEX as described above.

For more information see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Note 6 to our annual financial statements included elsewhere in this Report.

Manara PSP EPC Agreement

On February 14, 2021, we also announced the execution of the EPC agreement for the construction of the Manara PSP, or the Manara PSP EPC Agreement, under a “turnkey” contract with Electra Infrastructure Ltd., or Electra Infrastructure, one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.17 billion (excluding future indexation) (approximately €332 million based on the exchange rate as at December 31, 2021). This amount includes reevaluation to the actual change in the index affecting the EPC contract price until October 2021. In accordance with the Manara PSP EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, or Voith Hydro, was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara PSP.

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

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity Ltd., or A.R.Z Electricity, an Israeli private company that at the time held 33.33% of Sheva Mizrakot Ltd. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance and based on the A.R.Z. Settlement Agreement, A.R.Z. Electricity was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly-owned subsidiary that holds 75% of Ellomay PS, overtook A.R.Z. Electricity’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333%.

As of December 31, 2021, we paid an amount of approximately NIS 8.7 million (approximately €2.5 million) on account of the consideration upon the acquisition and will be required to pay certain parties additional amounts in certain installments, which in the aggregate are not expected to exceed an amount of NIS 20.6 million (approximately €5.9 million).

Land Assessment from the Israel Land Authority

In December 2020, Ellomay PS received a land assessment from the ILA in connection with the Manara PSP and paid approximately NIS 66.7 million including VAT (approximately €18.9 million) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is currently planned to be constructed. The amount paid includes an amount of approximately NIS 9.9 million (approximately €2.8 million), excluding VAT, for royalties related to excess ground removal to the ILA.

Tariff Approval

On December 31, 2020, Ellomay PS received the tariff approval for the Manara PSP from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The tariff approval became effective following the financial closing of the Manara PSP in February 2021.

On February 11, 2021, the Manara PSP complied with the conditions precedent under the Manara PSP Conditional License following the financial closing of the Manara PSP Project Finance and the execution of the Manara PSP EPC and O&M Agreements. For more information see “Item 4.A: History and Development of Ellomay; Recent Developments.” The construction process of the Manara PSP is expected to be highly complex and includes various engineering and other challenges, includes planning and conducting of a comprehensive investigation to characterize the variety of soils and rocks at the construction sites. In accordance with the infrastructure characteristics and the seismic risks that exist on site, stability calculations need to be performed on the basis of which instructions are given for the planning and execution of the reservoirs

Pumped Storage Power Plants

Pumped storage is a form of renewable energy based on hydropower. A pumped storage power plant is capable of generating electric energy on demand, and is one of the most veteran and widely applied technologies used worldwide for energy storage. The technology has been in use for more than 100 years, providing over 100,000 MW around the world.

The technology allows storing available energy for later use. Pumped storage plants store electricity during low demand periods and release it back to the grid during peak demand periods, thereby utilizing the gap in production costs in order to stabilize the grid’s voltage and regulation.

The plant is a hydro-storage system comprised of upper and lower water reservoirs, connected by an underground water pressure pipe: during low demand – pumping water from the lower reservoir for energy storage, and during peak demand – releasing water from the upper reservoir for energy production. The technology utilizes excess electricity production capacity during low demand hours in order to increase supply during peak demand hours, thus providing available reserves to be used by the grid dispatcher during peak and low demand periods.

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

In recent years, the use of renewable, volatile energy sources has increased, thus increasing the grid’s volatility and the need for storing energy during low-demand hours as a way to create demand when renewable energy is produced and releasing it during peak-consumer demand hours.

The Manara PSP

Manara Cliff is located in Northern Israel, just south of the city of Kiryat Shmona. According to the construction plans of the Manara PSP, the plant will deploy water reservoirs built on agricultural land. The upper water reservoir will be located near Kibbutz Manara and the lower water reservoir will be based on an existing reservoir near Kiryat Shmona belonging to a local water cooperative.

Ellomay PS entered into land lease option agreements with the site holders, in order to secure land use rights for the duration of the construction phase and the commercial operation of the Manara PSP, and a water supply agreement with the Galil Elyon Water Association, in order to secure water supply for the project for the duration of the commercial operation.

Ellomay PS also holds detailed geological and hydrological surveys, and an environmental impact assessment.

Competition

According to the current applicable regulation, the Manara PSP cannot enter into electricity sale agreements with private customers, and will therefor provide 100% of its available capacity and energy to the System Manager (NOGA, formerly a business unit of IEC that was spun off from IEC according to government decision), pursuant to a power purchase agreement. The System Manager is obligated to purchase availability and energy from any power plant whose commercial operation was approved by the applicable regulation.

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

The Manara PSP was announced by the Israeli Government as a national infrastructure project. National Infrastructure Plan 41A (which updated National Infrastructure Plan 41), which establishes the planning principles for the Manara PSP.

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

On June 17, 2020, the Israeli Minister of Energy executed the Manara PSP Conditional License, following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Manara PSP Conditional License includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Manara PSP Conditional License is valid for a period of seventy two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including achieving financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). As noted above, on February 11, 2021, Ellomay PS complied with the project finance milestone under the Manara PSP Conditional License.

The licenses issued by the Israeli Electricity Authority include several milestones, which the license holder has to meet in a timely manner in order to be eligible for a permanent license to produce electricity. In the event the license holder does not meet the milestones within certain timeframes set out under applicable electricity regulations, the Israeli Electricity Authority has the authority to revoke the license.

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

Tariffs

In November 2009, the Israeli Electricity Authority published the regulatory framework for pumped storage power plants, or the PS Regulatory Framework, which has since been amended a few times. The PS Regulatory Framework establishes the following principles:

a.	Purchase of availability from a licensed private producer;

b.	Payment for availability, start-ups and dynamic benefits;

c.	The plant is required to be under the full control of the system manager (currently the IEC);

d.	Capital and operational tariff for availability – including exchange rate linkage, indexes and interests;

e.	During the first twenty years of its operation, the plant shall be entitled to capital and operational tariff set out in the tariff approval;

f.	Bonuses and fines mechanism, based on standard technical operational parameters.

               On December 31, 2020, the Manara PSP received a tariff approval from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The tariff approval became effective following the financial closing of the Manara PSP in February 2021.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in the PV Plants or the WtE Plants would be considered “investment securities,” as we control the PV Plants (other than the Talasol PV Plant) and the WtE Plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Dori Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

We hold the Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel and wholly-owned by us.

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

The land on which our WtE Plants are located is owned by the relevant project companies. The land on which the Manara PSP is being constructed is leased from various Israeli cooperatives. Manara PS also entered into a development agreement with the ILA in connection with the land.

For more information concerning the use of the properties in connection with the PV Plants,  the WtE Plants and the Manara PSP, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report. For discussion related to changes in financial condition and the results of operations comparing the years ended December 31, 2021 and 2020, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 31, 2021.

General

We are involved in the production of renewable and clean energy. We own six PV Plants that are operating and connected to their respective national grids as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MWp, (ii) 51% of Talasol, which owns a photovoltaic plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MWp. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 83.333% of Ellomay PS, which is promoting the Manara PSP, (iii) Ellomay Solar S.L.U. that is constructing a photovoltaic plant with an installed capacity of 28MW in the municipality of Talaván, Cáceres, Spain, and (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

The Talasol Refinancing

As noted under “Liquidity and Capital Resources” below, in January 2022, Talasol completed a refinancing of its project finance.

Although the Talasol New Financing achieved financial closing in January 2022, as the early repayment of the Talasol Previous Financing was highly probable to be completed, our financial results as of and for the year ended December 31, 2021 were impacted, mainly as follows: (i) the Talasol Previous Financing in the amount of approximately €121 million was presented as current liabilities, (ii) the fair value of the interest rate swap contract associated with the Talasol Previous Financing in the amount of approximately €3.3 million was recorded as a financing expense and presented as a current liability, (iii) the expected payment of dividend to Talasol’s minority shareholders in the amount of approximately €15 million was presented as a current liability, and (iv) we amortized the outstanding balance of expenses that were capitalized to the Talasol Previous Financing in the aggregate amount of approximately €12.2 million. In January, the proceeds on account of the Talasol New Financing were used to repay the outstanding balance of €121 million that was presented as a current liability and the Talasol New Financing was recorded as a long term liability.

A.          Operating Results

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

Results of Operations

As noted below, the results of operations included in our financial statements for the year ended December 31, 2020 do not yet include the results of the Talasol PV Plant and of the Gelderland biogas plant. Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2021	2020
	€ in thousands (except per share data)

Revenues	44,783	9,645
Operating expenses	(17,524)	(4,951)
Depreciation and amortization expenses	(15,076)	(2,975)
Gross profit	12,183	1,719
Project development costs	(2,508)	(3,491)
General and administrative expenses	(5,661)	(4,512)
Share of profits of equity accounted investee	117	1,525
Other income, net	-	2,100
Operating profit (loss)	4,131	(2,659)
Financing income	2,931	2,134
Financing income (expenses) in connection with derivatives, net	(841)	1,094
Financing expenses	(28,974)	(6,862)
Financing expenses, net	(26,884)	(3,634)
Loss before taxes on income	(22,753)	(6,293)
Tax benefit	2,489	125
Loss for the year	(20,264)	(6,168)
Loss attributable to:
Owners of the Company	(15,408)	(4,627)
Non-controlling interests	(4,856)	(1,541)
Loss for the year	(20,264)	(6,168)
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	12,284	(482)
Effective portion of change in fair value of cash flow hedges	(13,429)	2,210
Net change in fair value of cash flow hedges transferred to profit or loss	(3,353)	555
Total other comprehensive income (loss), net of tax	(4,498)	2,283

Total other comprehensive income (loss) attributable to:
Owners of the Company	3,124	881
Non-controlling interests	(7,622)	1,402
Total other comprehensive income (loss)	(4,498)	2,283

Total comprehensive loss for the year	(24,762)	(3,885)

Total comprehensive loss for the year attributable to:
Owners of the Company	(12,284)	(3,746)
Non-controlling interests	(12,478)	(139)
Total comprehensive loss for the year	(24,762)	(3,885)

Loss per share
Basic loss per share	(1.20)	(0.38)
Diluted loss per share	(1.20)	(0.38)

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues

Revenues were approximately €44.8 million for the year ended December 31, 2021, up 364% compared to approximately €9.6 million for the year ended December 31, 2020. This increase is mainly attributable to the achievement of PAC (preliminary acceptance certificate) of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues. The increase is also attributable to the Gelderland biogas plant acquisition in December 2020 and to improved operational efficiency at our biogas plants in the Netherlands.

Revenues by Segments

	Year ended December 31,		2021 vs. 2020 Change
(Euro in thousands)	2021	2020	€	%

Spanish PV segment	2,587	2,577	10	0.4
Talasol PV Segment	28,494	-	28,494	100
Israeli PV segment	4,255	4,089	166	4.1
Dorad segment	51,630	57,495	(5,865)	(10.2)
Netherlands biogas segment	12,686	6,002	6,684	111.4

Talasol PV Segment. Revenues from our Talasol PV segment were approximately €28.5 million for the year ended December 31, 2021, compared to 0 for the year ended December 31, 2020. The increase resulted from the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €2.6 million for each of the years ended December 31, 2021 and 2020.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €4.3 million for the year ended December 31, 2021, compared to approximately €4.1 million for the year ended December 31, 2020. The increase in revenues resulted from slightly increased electricity production.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €51.6 million (approximately NIS 197 million) for the year ended December 31, 2021, compared to approximately €57.5 million (approximately NIS 225.7 million) for the year ended December 31, 2020. The decrease in Dorad’s revenues is mainly due to a decrease in tariff and in the electricity sold to Dorad’s customers during the year ended December 31, 2021.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €12.7 million for the year ended December 31, 2021, compared to approximately €6 million for the year ended December 31, 2020. The increase in revenues is mainly due to the acquisition of the Gelderland Biogas Plant in December 2020 and to improved operational efficiency at our other biogas plants in the Netherlands.

Operating Expenses and Depreciation Expenses

Operating expenses were approximately €17.5 million for the year ended December 31, 2021, compared to approximately €5 million for the year ended December 31, 2020. This increase is mainly attributable to the achievement of PAC of the Talasol PV Plant on January 27, 2021, and the Gelderland biogas plant acquisition in December 2020. Depreciation expenses were approximately €15.1 million for the year ended December 31, 2021, compared to approximately €3 million for the year ended December 31, 2020.

Operating Expenses by Segments

	Year ended December 31,		2021 vs. 2020 Change
(Euro in thousands)	2021	2020	€	%

Spanish PV segment	472	463	401	86.6
Talasol Segment	6,239	-	6,239	100
Israeli PV segment	367	379	(12)	(3.2)
Dorad segment	39,175	44,489	(5,314)	(11.9)
Netherlands biogas segment	10,446	4,109	6,337	154.2

Talasol PV Segment. Operating expenses in connection with the Talasol PV segment were approximately €6.2 for the year ended December 31, 2021, compared to 0 for the year ended December 31, 2020. The increase resulted from the achievement of PAC of the Talasol PV Plant on January 27, 2021, upon which we commenced recognition of revenues and operating expenses.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.5 million for each of the years ended December 31, 2021 and 2020.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.4 million for each of the years ended December 31, 2021 and 2020.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €39.2 million (approximately NIS 149.7 million) for the year ended December 31, 2021, compared to approximately €44.5 million (approximately NIS 174.6 million) for the year ended December 31, 2020. The decrease in Dorad’s operating expenses is mainly due to a decrease in production and in gas prices.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €10.4 million for the year ended December 31, 2021, compared to approximately €4.1 million for the year ended December 31, 2020. The increase is mainly attributable to the acquisition of the Gelderland Biogas Plant in December 2020.

Project Development Costs

Project development costs were approximately €2.5 million for the year ended December 31, 2021, compared to approximately €3.5 million for the year ended December 31, 2020. The decrease in project development costs is mainly due to capitalization of expenses in connection with the Manara PSP commencing the fourth quarter of 2020.

General and Administrative Expenses

General and administrative expenses were approximately €5.7 million for the year ended December 31, 2021, compared to approximately €4.5 million for the year ended December 31, 2020. The increase is mostly due to increased D&O liability insurance costs, an increase in the management fee paid pursuant to the new Management Services Agreement (See “Item 6.B: Compensation”), as well as Talasol’s general and administrative expenses following the achievement of PAC of the Talasol PV Plant on January 27, 2021.

Share of Profits of Equity Accounted Investee

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.12 million in the year ended December 31, 2021, compared to approximately €1.5 million in the year ended December 31, 2020. The decrease in our share of profit of equity accounted investee is mainly attributable to the decrease in revenues of Dorad and higher financing expenses incurred by Dorad as a result of the CPI indexation of loans from banks.

Other Income, Net

Other income, net, was 0 in the year ended December 31, 2021, compared to other income, net, of approximately €2.1 million in the year ended December 31, 2020. The other income recorded in 2020 was due to a cancellation of a provision for potential indemnification recorded in this amount during 2019 in connection with the sale of our Italian subsidiaries.

Financing Expenses

	For the year ended December 31
	2021	2020
	€ in thousands

Interest income and consumer price index in Israel in connection to concession project	2,248	1,423
Interest income	276	553
Consumer price index in Israel for loan	-	103
Swap interest	-	55
Profit from settlement of derivatives contract	407	-
Change in fair value of derivatives, net	(841)	1,094
Debentures interest and related expenses	(3,220)	(2,155)
Interest and commissions related to projects finance	(5,589)	(1775)
Amortization of capitalized expenses related to projects finance	(12,211)	(48)
Interest on minority shareholder loan	(2,055)	(41)
Bank charges and other commissions	(137)	(230)
Interest on lease liability	(367)	(494)
Loss from exchange rate differences, net	(5,395)	(2,119)
Total financing income (expenses), net	(26,884)	(3,634)

Financing expenses, net were approximately €26.9 million for the year ended December 31, 2021, compared to approximately €3.6 million for the year ended December 31, 2020. The increase in financing expenses, net, was mainly due to the following:

•
Financing expenses include expenses in connection with the Talasol PV Plant, previously capitalized to fixed assets, are recognized in profit and loss starting from the PAC, consisting of (i) approximately €2.2 million of interest of bank loans, (ii) approximately €0.9 million of swap related payments, (iii) approximately €0.3 million of expenses in connection with Talasol’s project financing, and (iv) approximately €2.1 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol;

•
An amount of approximately €15.5 million recorded as of December 31, 2021 in connection with the expected prepayment of the Talasol Previous Financing. Such expenses include approximately €3.3 million recorded in connection with the termination of an interest rate swap contract and €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to the Talasol Previous Financing; and

•	Approximately €0.9 million of expenses in connection with the early repayment of our Series B Debentures.

Tax Benefit

Tax benefit was approximately €2.5 million in the year ended December 31, 2021, compared to a tax benefit of approximately €0.1 million in the year ended December 31, 2020. The increase in tax benefit was mainly due to the expenses recorded by the Talasol PV Plant in connection with the expected prepayment of the Talasol Previous Financing.

Net Loss

Net loss was approximately €20.3 million in the year ended December 31, 2021, compared to net loss of approximately €6.2 million for the year ended December 31, 2020.

Total Other Comprehensive Income / Loss

Total other comprehensive loss was approximately €4.5 million for the year ended December 31, 2021, compared to total other comprehensive income of approximately €2.3 million in the year ended December 31, 2020. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on NIS denominated operations, due to fluctuations in the euro/NIS exchange rates.

Total Comprehensive Loss

Total comprehensive loss was approximately €24.8 million in the year ended December 31, 2021, compared to total comprehensive loss of approximately €3.9 million in the year ended December 31, 2020.

EBITDA

EBITDA was approximately €19.2 million for the year ended December 31, 2021, compared to approximately €0.3 million in the year ended December 31, 2020.

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

Reconciliation of Loss to EBITDA

	Year ended December 31,
(Euro in thousands)	2021	2020

Loss for the year	(20,264)	(6,168)
Financing expenses (income), net	26,884	3,634
Taxes on income (tax benefit)	(2,489)	(125)
Depreciation and amortization	15,076	2,975
EBITDA	19,207	316

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the WtE Plants and in the Talasol PV Plant are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant and the Manara PSP is denominated in NIS and the financing we and Talasol have obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate and the Talasol New Financing is denominated in Euro. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro.

	Year ended December 31,
	2021	2020	2019

Appreciation (Devaluation) of the NIS against the euro	(10.8%)	1.7%	(9.6%)

The representative NIS/euro exchange rate was NIS 3.878 for one euro on December 31, 2019, NIS 3.944 for one euro on December 31, 2020 and NIS 3.520 for one euro on December 31, 2021. The average exchange rates for converting the NIS to euro during the years ended December 31, 2019, 2020 and 2021 were 3.993, 3.925 and 3.820 for one euro, respectively. The representative exchange rate as of March 1, 2022 was NIS 3.59 for one euro.

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

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have Materially Affected or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Plants

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

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On January 4, 2016 the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018), 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018.

As of December 31, 2021, Ellomay Capital Ltd. had tax loss carry-forwards in the amount of approximately €13 million. Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B.          Liquidity and Capital Resources

General

As of March 10, 2022, we held approximately €78.8 million in cash and cash equivalents, approximately €1.9 million in marketable securities, €27.7 million in short term deposits and approximately €15.4 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to implement our project development plans, including the plans and projects under development as set forth in “Item 4.B: Business Overview,” and to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could have ultimately improved our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of our PV Plants and the Manara PSP (all as more fully described below).

We may require additional funds in order to advance the projects that are currently under development or that will be developed in the future.

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli qualified investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 39.20 and we received net proceeds of approximately NIS 31.1 million (approximately €50 million) (net of related expenses such as consultancy fee of approximately NIS 0.2 million).

On February 18, 2020, we issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S. The price per share was NIS 70. The warrants are exercisable for a period of one year, with an exercise price of NIS 80 per ordinary share. We received gross proceeds of NIS 50.05 million (approximately €13.5 million based on the Euro /NIS exchange rate at that time).

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

On February 23, 2021, we completed public offerings in Israel of additional Series C Debentures and of the newly-issued Series D Convertible Debentures, convertible into our ordinary shares. In addition, during January and February 2021, Israeli institutional investors exercised warrants previously issued to them in a private placement.

On March 18, 2021, we performed an early repayment, in full, of our Series B Debentures and entered into the Manara PSP Project Finance.

On October 25, 2021, we issued additional Series C Debentures in a private offering in Israel to Israeli classified investors in an aggregate principal amount of NIS 120 million (approximately €32.1  million) for an aggregate gross consideration of approximately NIS 121.6 million (approximately €32.5 million).

For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments,” “Item 4.B: Business Overview” and “Item 10.C: Material Contracts.”

As of December 31, 2021, we had a working capital deficiency of approximately €121.4 million, compared to working capital of approximately €45.3 million as of December 31, 2020. The working capital deficiency as of December 31, 2021 resulted from the classification of the Talasol Previous Financing, in the amount of approximately €121 million, as a short-term liability as well as the related interest rate swap in the amount of approximately €3.3 million, in light of its expected prepayment in connection with the Talasol New Financing. The proceeds of the Talasol New Financing will partially be used to perform a special distribution to Talasol’s shareholders. The amount expected to be distributed to the minority shareholders of Talasol (approximately €15 million) was recorded under Current maturities of long term loans and the amount expected to be distributed to us (approximately €15 million) is not reflected in the cash as of December 31, 2021, thus also increasing the working capital deficiency. The Talasol New Financing was withdrawn, and the Talasol Previous Financing was repaid, during January 2022. Taking into account these developments that occurred after the balance sheet date, in our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2021, we had approximately €41.2 million of cash and cash equivalents, compared with approximately €66.8 million of cash and cash equivalents at December 31, 2020 and approximately €44.5 million of cash and cash equivalents at December 31, 2019. The decrease in cash during the year ended December 31, 2021 was mainly due to our investments in the development and construction of renewable energy facilities, including the Manara PSP and the Ellomay Solar PV Plant and the repayment of our Series B Debentures in March 2021, partially offset by the issuances of our Series C Debentures in February and October 2021 and of our Series D Convertible Debentures in February 2021.

Project Finance

We are currently party to project finance agreements in connection with our Spanish and Israeli PV Plants, our WtE Plants and the Manara PSP. We may in the future enter into additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2021. For more information, see Note 11 to our annual financial statements included elsewhere in this Report.

PV Project Finance

Talasol PV Plant Finance

On April 30, 2019, the Talasol PV Plant reached financial closing, or the Talasol PV Plant Finance. The Talasol PV Plant Finance included several facilities in the aggregate amount of approximately €158.5 million.

In December 2021, Talasol entered into the Talasol New Financing in the aggregate amount of €175 million. The Talasol New Financing achieved financial closing in January 2022 and amounts withdrawn were partially used to repay the Talasol Previous Financing. As of December 31, 2021, the total outstanding balance of the Talasol Project Finance in the amount of approximately €121 million was presented under short term liabilities as current maturities.

In January 2022, Talasol reached financial closing of the Talasol New Financing and repaid the Talasol PV Plant Finance. For more information, see “Item 4.A: History and Development of Ellomay; Recent Developments” and Note 11.A to our annual financial statements included elsewhere in this Report.

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

As of December 31, 2021, the outstanding amounts under the Project Finance were approximately €15.4 million. This aggregate outstanding loan balance is netted with an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2021, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 62.7 million (approximately €17.8 million). This aggregate outstanding loan balance is netted with an amount of approximately NIS 0.54 million (approximately €0.155 million) debt issuance costs to be amortized over the length of the underlying loan.

The Project Finance documents also require the Talmei Yosef project company to deposit funds for the renewal of equipment (approximately NIS 5.2 million as of December 31, 2021) as well as funds sufficient to cover its debt service required level which consists of six months payment of principal and interest (approximately NIS 1.6 million as of December 31, 2021).

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

As of December 31, 2021, the outstanding amount under the Groen Goor Project Finance was approximately €4.5 million.

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

As of December 31, 2021, the outstanding amount under the Oude Tonge Project Finance was approximately €3.5 million.

Groen Gas Gelderland Project Finance

GG Gelderland entered into a senior project finance agreement, or the Gelderland Loan Agreement, with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) approximately €2.5 million (with a fixed interest rate of 3.6% for the first five years), (b) €1.2 million (with a fixed interest rate of 4.5% for the first five years), (c) €0.4 million (with a fixed interest rate of 3.55% for the first five years) and (d) approximately €2.8 million (with a fixed interest rate of 4.5% for the first five years), for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €0.75 million with variable interest. An aggregate amount of approximately €6.9 million was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above which as of that date had an outstanding principal amount of €1.89 million, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment on August 2025. On the same date, the interest for the other loans bearing a fixed interest rate of 4.5% per year for 5 years was reduced to 3.5% per year for the next 5 years, commencing December 2020.

As of December 31, 2021, the outstanding amount under the Gelderland Loan Agreement was approximately €4.8 million.

GG Gelderland entered into a loan agreement in the end of November 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V., or Oost, as a benefit created in connection with the Covid-19 pandemic. The loan is with a principal amount of €0.75 million with a fixed interest rate of 3% per year for 3 years. The interest and the principle will be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged up to 5 years.

As of December 31, 2021, the outstanding amount under the agreement with Oost was approximately €0.75 million.

Manara PSP Project Finance

The financial closing of the Manara PSP Project Finance occurred in February 2021. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd., in the aggregate amount of NIS 1.22 billion (excluding future indexation. approximately €350 million). This amount includes reevaluation to actual basket of indices, and includes: (i) a senior secured tranche at a fixed rate of interest (with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan), linked to the Israeli Consumer Price Index and to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a subordinated secured tranche at a floating rate of interest (Bank of Israel rate plus  spread) with a slightly shorter maturity. The weighted average annual interest rate spread of the Manara PSP Project Finance is approximately 3.3% during the construction phase and approximately 2.5% during the commercial operation phase. The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities.

Sheva Mizrakot and Ellomay Water undertook to provide aggregate financing of approximately NIS 364 million (approximately €103 million), pro rata to their holdings in the Manara PSP. Following a publication of the Israeli Electricity Authority regarding calculation methods that may reduce coverage ratios during the operations of the Manara PSP, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara Project PSP to be approximately NIS 37 million (approximately €10.5 million).

 We and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12.5 million (approximately €3.5 million), pro rata to our holdings in the Manara PSP. This standby equity guarantee is linked and adjusted in the same manner and timing as the long term facilities, as described above.

In addition, we undertook in connection with the Manara PSP Project Finance to maintain control over the Manara PSP and to provide customary pledges on the assets of and rights in the project. The shareholders of Ellomay PS provided pledges over their shares, the shareholders’ loans and the shareholders’ mezzanine loan.

On January 26, 2022, Ellomay PS completed all the preliminary conditions for first withdrawal of the funding for the Manara PSP and the first withdrawal, in the amount of NIS 75 million occurred on January 31, 2022.

Other Financing Activities

As of December 31, 2021, we had an aggregate principal amount of approximately NIS 429.6 million outstanding Series C Debentures and approximately NIS 62 million outstanding Series D Debentures. On March 18, 2021, we performed an early repayment of all of our Series B Debentures as noted below.

Series B Debentures

On March 14, 2017, we issued approximately NIS 123.2 million (approximately €31.7 million, as of the issuance date) of unsecured non-convertible Series B Debentures due June 30, 2024 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 123.2 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 121.4 million (approximately €31.2 million). For more information see Note 12.B to our annual financial statements included elsewhere in this Report.

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

Series C Debentures

On July 25, 2019, we issued approximately NIS 89.1 million (approximately €22.7 million, as of the issuance date) of unsecured non-convertible Series C Debentures due June 30, 2025 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 89.1 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87.6 million (approximately €22.3 million). During 2020 and 2021, we issued additional Series C Debentures in an aggregate principal amount of NIS 374.939 million for aggregate gross proceeds of approximately NIS 388.2 million and aggregate net proceeds of approximately NIS 385.1 million.

The Series C Debentures are traded on the TASE.

The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal was paid, on June 30 of each of the years 2022 and 2023 15% of the principal shall be paid, and on June 30 of each of the years 2024 and 2025 30% of the principal shall be paid. The Series C Debentures bear a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive).

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

a.
Our balance sheet equity, on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the update of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity (which we calculate in line with the definition of Balance Sheet Equity in the Series C Deed of Trust), on a consolidated basis, plus the Net Financial Debt, or our CAP, Net, to which we refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the updated of the annual interest provision; and

c.
The ratio of (a) our Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Adjusted EBITDA, to which we refer to herein as the Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

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

As of December 31, 2021, the outstanding amount under the Series C Debentures,  net of capitalized expenses, was approximately NIS 428 million (approximately €121.6 million).

For further information concerning the Series C Deed of Trust, see “Item 10.C: Material Contracts” and the Series C Deed of Trust included as Exhibit 4.15 under “Item 19: Exhibits.”

Series D Convertible Debentures

On February 23, 2021, we issued NIS 62 million (approximately €15.6 million, as of the issuance date) of unsecured convertible Series D Convertible Debentures due December 31, 2026 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 62.6 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61.8 million (approximately €15.6 million).

The Series D Convertible Debentures are traded on the TASE.

The principal amount of Series D Convertible Debentures is repayable one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately $50.55, as of the issuance date), subject to adjustments upon customary terms.

The Series D Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series D Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Convertible Debentures up to an aggregate par value of NIS 200 million provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of our material obligations to the holders of the Series D Convertible Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants included in the distribution undertaking Series D Deed of Trust and (iii) to the extent the Series D Convertible Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Convertible Debentures.

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.
Our Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the updated of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series D Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series D Net Financial Debt, to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series D Net Financial Debt, or our CAP, Net, to which we refer herein as the Series D Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 68% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the updated of the annual interest provision; and

c.
The ratio of (a) our Series D Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters, or our Series D Adjusted EBITDA, to which we refer to herein as the Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the updated of the annual interest provision.

The Series D Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series C Deed of Trust and set forth above. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Adjusted Balance Sheet Equity not lower than €85 million, (ii) Ratio of Series D Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2021, the outstanding amount under the Series D Convertible Debentures was approximately NIS 56.6 million, net of capitalized expenses,  (approximately €16.1 million).

For further information concerning the Series D Deed of Trust, see “Item 10.C: Material Contracts” and the Series D Deed of Trust included as Exhibit 4.17 under “Item 19: Exhibits.”

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

One possible “warning sign” is the existence of a working capital deficiency in the event the board of directors of the company does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of December 31, 2021, our Board of Directors noted the working capital deficiency as of December 31, 2021. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2021 does not indicate a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the classification of the Talasol Previous Financing and related payments as short-term liabilities in the aggregate amount of approximately €139.3 million in light of its expected prepayment in connection with the Talasol New Financing, (ii) in January 2022, the Talasol New Financing, in the amount of €175 million, was withdrawn and the Talasol Previous Financing was repaid, therefore the deficiency in working capital was eliminated in early 2022, and (iii) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2021.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2020
	Euro in thousands

Net cash provided by (used in) operating activities	15,240	(5,826)
Net cash used in investing activities	(107,422)	(112,135)
Net cash provided by financing activities	54,196	141,637
Effect of exchange rate fluctuations on cash and cash equivalents	12,370	(1,340)
Increase in cash and cash equivalents	(25,616)	22,336
Cash and cash equivalents at the beginning of the year	66,845	44,509
Cash and cash equivalents at the end of the year	41,229	66,845

* Convenience translation into USD based on an exchange rate of euro 1 = US$1.132.

Operating activities

In the year ended December 31, 2021, we had net loss of approximately €20.3 million, primarily due to increased financing expenses in connection with the Talasol PV Plant refinancing. Net cash provided by operating activities was approximately €15.2 million.

In the year ended December 31, 2020, we had net loss of approximately €6.2 million, primarily due to the sale of our Italian PV Portfolio in December 2019 and project development costs. Net cash used in operating activities was approximately €5.8 million.

Investing activities

Net cash used in investing activities was approximately €107.4 million in the year ended December 31, 2021, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project and   the Ellomay Solar PV Plant.

Net cash used in investing activities was approximately €112.1 million in the year ended December 31, 2020, primarily attributable to investments in the Talasol PV Plant.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2021 was approximately €54.2 million, derived primarily from financing received on account of loans granted in connection with the Talasol PV Plant and the Manara PSP, the issuance of additional Series C Debentures in a public offering in Israel and private placement in Israel and the issuance of Series D Convertible Debentures in a public offering in Israel, partially offset by the early repayment of Series B Debentures on March 18, 2021.

Net cash provided by financing activities in the year ended December 31, 2020 was approximately €141.6 million, derived primarily from loan amounts withdrawn on account of the Talasol PV Plant Finance, the issuance of additional Series C Debentures and the private placement of our ordinary shares, partially offset by the early repayment of the Series A Debentures on January 5, 2020.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, in connection with our Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2021, we issued additional Series C Debentures in a public offering in Israel and a private placement in Israel and issued Series D Convertible Debentures in a public offering in Israel. For more information see “General,” “Series C Debentures” and “Series D Convertible Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

During 2020, we issued additional Series C Debentures and issued ordinary shares in a private placement and withdrew funds under the project finance facilities of the Talasol PV Plant. For more information see “General” and “Series C Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

As of December 31, 2021, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2021, our total current assets amounted to approximately €83.9 million, of which approximately €41.2 million was in cash and cash equivalents and approximately €2 million was in marketable securities, compared with total current liabilities of approximately €205.2 million.

As of December 31, 2020, our total current assets amounted to approximately €88 million, of which approximately €66.8 million was in cash and cash equivalents and approximately €1.8 million was in marketable securities, compared with total current liabilities of approximately €42.7 million.

The decrease in our cash and marketable securities balance is mainly attributable to the investments in the development and construction of renewable energy facilities, including the Manara PSP and the Ellomay Solar PV Plant, the repayment of loans and early repayment of our Series B Debentures and general and administrative expenses, partially offset by cash received in connection with our operations and from the issuance of additional Series C Debentures and of the Series D Convertible Debentures.

Outstanding Options

As of March 1, 2022, we had 385,000 Series 1 Options outstanding. Each Series 1 Option is exercisable into one Ordinary Share, at an exercise price of NIS 150 (subject to adjustments upon customary terms) by no later than October 15, 2024.

During January and February 2021, Israeli institutional investors exercised warrants to purchase an aggregate of 178,750 Ordinary Shares, issued to them in a private placement of our ordinary shares and warrants consummated on February 18, 2020. The exercise price per share was NIS 80 (approximately $20.3 based on the USD/NIS exchange rate on January 31, 2021) and the aggregate gross proceeds received in connection with the exercise of the warrants was approximately NIS 14.3 million (approximately €3.6 million).

C.           Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2019, 2020 and 2021.

D.           Trend Information

We operate in the Spanish and Italian photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our four PV Plants in Spain, the Talasol PV Plant (of which we own 51%), our PV Plant in Israel, three WtE Plants in the Netherlands, our ownership of 50% of the issued and outstanding shares of Dori Energy, our ownership of 83.333% of the Manara PSP and through several other projects under development in Italy and in Spain. Our operating PV Plants are all fully operational and connected to the relevant national grids. However, as the Gelderland plant was acquired on December 1, 2020 and the Talasol PV Plant was connected to the Spanish national grid on December 26, 2020 and received PAC on January 27, 2021, our results for 2019-2021 do not reflect a full three-years of operations of such projects. In addition, as we sold our Italian PV Portfolio on December 20, 2019, our results for 2019, which include the revenues from such plants, are not indicative of our future results.

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

E.           Critical Accounting Estimates

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in the financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. Our significant accounting policies are more fully described in Note 2 and 3 to our consolidated financial statements included elsewhere in this Report. The key assumptions made in the financial statements concerning uncertainties at the balance sheet date and the critical estimates that may cause a material adjustment to the carrying amounts of assets and liabilities within the next financial year are the following:

Fair value measurement of non-trading derivatives

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value see Note 21 to our annual financial statements included elsewhere in this Report.

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

Business combination

Fair value of assets and liabilities acquired in a business combination. See Note 6 regarding subsidiaries to our annual financial statements included elsewhere in this Report.

ITEM 6: Directors, Senior Management and Employees

A.           Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 1, 2022:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	67	Chairman of the Board of Directors
Ran Fridrich(1)(2)	69	Director and Chief Executive Officer
Anita Leviant(1)(3)(4)	67	Director
Ehud Gil(1)	47	Director
Dr. Michael J. Anghel(3)(4)(5)	83	Director
Daniel Vaknin(3)(4)(5)	66	Director
Kalia Rubenbach	43	Chief Financial Officer
Ori Rosenzweig	45	Chief Investment Officer
Yehuda Saban	43	Director of Operations for Israel and EVP of Business Development
______________________
(1)
Election supported by certain of our major shareholders pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments(2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

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

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil has been an entrepreneur in the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF.  Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. As indicated below, Mr. Gil is the brother of Ms. Anat Raphael.

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventuwasteres - a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD) and BiolineRx Ltd. (NASDAQ; TASE: BLRX).  On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel was a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance, both from Columbia University in New York.

Daniel Vaknin, has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Clal Insurance Company Ltd., Ilex Medical Ltd. (TASE: ILX), Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI) and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Kalia (Weintraub) Rubenbach has served as our chief financial officer since January 2009. Prior to her appointment as our chief financial officer, Ms. Rubenbach served as our corporate controller from January 2007 and was responsible, among her other duties, for the preparation of all financial reports. Prior to joining Ellomay, she worked as a certified public accountant in the AABS High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007 and in the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms. Rubenbach holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

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

Yehuda Saban has served as our Director of Operations for Israel and EVP of Business Development since April 2019. Mr. Saban served between 2011- mid 2015 as Executive Vice President Economics & Regulation at Delek Drilling, the biggest oil and gas company in Israel. Previously, Mr. Saban served over six years in various capacities with the budget department of the Israeli Ministry of Finance as Manager of the Telecommunications and Tourism unit, Manager of the Budget and Macroeconomics unit and as an economist in the Energy unit. During those years, Mr. Saban was also an active partner in a number of committees and authorities in the energy, telecommunications and infrastructure fields. Mr. Saban serves as a member of the board of directors of Partner Communications Ltd. (NASDAQ and TASE: PTNR, one of the biggest telecommunication companies in Israel) and served till 2021 on the board of Israel Opportunity Energy Resources LP (TASE: ISOP) and as chairman of its compensation and audit committee since June 2015. Prior to joining Ellomay, Mr. Saban managed projects and business development for Hutchinson Water between the years 2015-2017. Mr. Saban holds a B.A. in Economics & Business Management (graduated with great honors) and an M.B.A specializing in Financing, both from the Hebrew University in Jerusalem.

There are no family relationships among any of the directors or members of senior management named above. Mr. Gil is the brother of Ms. Anat Rafael, who is one of the board members of Kanir Ltd., the general partner of Kanir Joint Investments (2005) Limited Partnership, and the widow of the late Mr. Raphael, a former member of our Board of Directors.

B.          Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2021 was approximately €1.45 million, including an amount of approximately €61 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, or Chairman of the Board, and Ran Fridrich, our Chief Executive Officer and a member of our Board, who are both compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our other directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2021. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2021.

	Salary(1)	Management/Consulting Fees		Bonus	Share-Based Payment(2)	Total
Name and Position	(euro in thousands)

Shlomo Nehama, Chairman of the Board	-	212	(3)	-	-	212	(3)
Ran Fridrich, CEO and Director	-	268	(3)	-	-	268	(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	-	269		-	3	272
Kalia Rubenbach, Chief Financial Officer	252	-		36	3	291
Ori Rosenzweig, Chief Investment Officer	267	-		-	3	270
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

2.
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2021, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 1 to our annual financial statements.

3.	Such amounts are paid pursuant to the terms of the Management Services Agreement. For additional information, see “Management Services Agreement” below.

For more information concerning option grants to office holders see “Item 6.E: Share Ownership.”

Management Services Agreement

In December 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into a Management Services Agreement, or the Prior Management Services Agreement, with Kanir and with Meisaf Blue & White Holdings Ltd., or Meisaf, a private company controlled by Shlomo Nehama, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. The initial aggregate annual consideration paid to Kanir and Meisaf pursuant to the Prior Management Services Agreement was an amount of $250,000 plus value added tax pursuant to applicable law, paid in equal parts. This aggregate annual amount was increased to $400,000 in 2013.

As our annual shareholders meeting held on August 12, 2021, or the 2021 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021, which provides, among other things, for the payment of NIS 1.386 million (approximately €0.39 million) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as our Chairman of the Board in no less than a 77% position and the payment of NIS 1.8 million (approximately €0.51 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as our Chief Executive Officer. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Dr. Michael J. Anghel, Daniel Vaknin and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are an annual fee of NIS 54,000 (equivalent to approximately €15,341) and an attendance fee of NIS 1,910 (equivalent to approximately €542.6) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

At the 2021 Shareholders Meeting, our shareholders approved our amended compensation policy, or the Compensation Policy.

Our Compensation Policy is designed to support the achievement of our long term work plan goals and ensure that: (i) officer’s interests are as closely as possible aligned with the interests of our shareholders; (ii) the correlation between pay and performance will be enhanced; (iii) we will be able to recruit and retain top level senior managers capable of leading us to further business success and facing the challenges ahead; (iv) officers will be motivated to achieve a high level of business performance without taking unreasonable risks; and (v) an appropriate balance will be established between different compensation elements – fixed vs. variable, short term vs. long term and cash payments vs. equity based compensation. Our Compensation Policy is filed by us as Exhibit 4.5 under “Item 19: Exhibits.”

Approval Process of Terms of Service and Employment of Office Holders

The Companies Law provides that the process for approval of Terms of Service and Employment of office holders, that are required to be for the benefit of the company, is as follows:

a.
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

b.	With respect to a director, approval is required by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority (in that order).

c.
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

Our chief executive officer serves at the discretion of the board of directors.

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2021 Shareholders Meeting), was held on August 12, 2021 and an extraordinary meeting of our shareholders was held on January 20, 2022. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

The members of our Board do not receive additional remuneration upon termination of their services as directors.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Dr. Michael Anghel, who is also the chairman of the Audit Committee, Daniel Vaknin and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2021, our Audit Committee met at least once each quarter.

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

Our Audit Committee assists our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the 2021 Shareholders Meeting) and such compensation is approved by our Board following a recommendation of the Audit Committee.

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

At our annual shareholders meeting held on June 21, 2018, or the 2018 Shareholders Meeting, our shareholders authorized us to revise the indemnification, insurance and exemption provisions of our Articles and further authorized us, following the approval of our Compensation Committee and Board of Directors, to provide amended indemnification undertakings and exemption to each of our current and future office holders. At our 2021 Shareholders Meeting, our shareholders approved, with the requisite special majority, the grant and extension of indemnification undertakings to our office holders who may be deemed to be “controlling shareholders” (currently Messrs. Nehama and Fridrich).

The indemnification undertakings provided by us are limited to certain categories of events and the aggregate indemnification amount that we shall pay (in addition to sums payable by insurance companies) for monetary liabilities imposed on, or incurred by, the director or officer pursuant to all the indemnification undertakings issued by us to our directors and officers is also limited. Under the indemnification undertakings provided by us prior to the 2018 Shareholders Meeting, the aggregate indemnification amount payable by us for monetary liabilities may not exceed an amount equal to the higher of: (i) fifty percent (50%) of our net equity at the time of indemnification, as reflected on our most recent financial statements at such time, or (ii) our annual revenue in the year prior to the time of indemnification. Under the indemnification undertakings provided by us subsequent to the 2018 Shareholders Meeting and in line with the limitation currently included in our Compensation Policy, the aggregate indemnification amount payable by us for monetary liabilities, shall not exceed an amount equal to 25% of our shareholders’ equity according to the latest reviewed or audited consolidated financial statements approved by our Board of Directors prior to the date on which the indemnification amount is paid. Our previous form of indemnification undertaking is attached hereto as Exhibit 4.3 and our current form of indemnification undertaking and exemption, granted to office holders commencing the 2018 Shareholders Meeting, is attached hereto as Exhibit 4.4, both under “Item 19: Exhibits.”

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

As stated above, in the indemnification undertakings approved by our Audit and Compensation Committee, Board and shareholders and provided to our directors and officers, we have undertaken to maintain a liability insurance policy with a reputable insurer to the fullest extent currently permitted by the Companies Law and our Articles, for all of our directors and officers, in a total amount of not less than $10 million during the period the recipient of the indemnity undertaking serves as a member of our board of directors or as an officer, and for a period of seven years thereafter.

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. At our 2020 Annual Meeting, our shareholders approved and ratified, following the approval of our Compensation Committee and Board, the terms and conditions for the purchase, renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders, within the meaning of the Companies Law) as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy may be up to $800,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or premiums above the maximums set forth in the resolution by up to 30% in any year, as compared to the previous year, or cumulatively for a number of years, without additional shareholders’ approval. Based on these approvals, we have obtained directors’ and officers’ liability insurance covering our directors and officers. Our Compensation Policy provides that our office holders will be covered by a Directors and Officers insurance liability policy,  to  be  periodically  purchased  us,   subject   to the requisite  approvals under  the Companies Law, including run-off insurance for a period of up to seven years, and that the coverage limit per claim and in the aggregate under the policy may not exceed $15 million and our Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

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

D.           Employees

As of December 31, 2021 we had 20 employees, as of December 31, 2020 we had 18 employees and as of December 31, 2019 we had 11 employees. As of December 31, 2021, 11 employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager, was located in Spain and eight employees are located in the Netherlands, all engaged in the administration and operation of our WtE Plants.

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

E.           Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 1, 2022, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class

Shlomo Nehama(2)(4)	3,588,577	27.9%
Ran Fridrich(3)(4)	2,605,845	20.3%
Ehud Gil(5)	666	*
Anita Leviant(5)	3,000	*
Dr. Michael J. Anghel(5)	2,500	*
Daniel Vaknin(5)	583	*
Kalia Rubenbach	-	-
Ori Rosenzweig	-	-
Yehuda Saban	-	-
______________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

1.
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2022 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,849,295 ordinary shares outstanding as of March 1, 2022. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

3.
The 2,605,845 ordinary shares beneficially owned by Mr. Fridrich consist of ordinary shares held by Kanir, which constitute approximately 20.3% of our outstanding share capital. Mr. Fridrich is one of two board members and a shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and by virtue of his position with Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

4.
By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Mr. Fridrich disclaim beneficial ownership of the shares held by Nechama Investments.

5.
(i) Ehud Gil holds currently exercisable options to purchase 666 ordinary shares with an expiration date of  December 17, 2030 and an exercise price per share of $34.44, (ii) Anita Leviant holds currently exercisable options to purchase 2,000 ordinary shares with expiration dates ranging from August 1, 2028 to August 1, 2030 and exercise prices per share ranging between $8.95 - $26.63, (iii) Dr. Michael J. Anghel holds currently exercisable options to purchase 2,500 ordinary shares with an expiration dates ranging from January 24, 2029 to August 1, 2030 and exercise prices per share ranging between $8.41 - $26.63, and (iv) Daniel Vaknin holds currently exercisable options to purchase 583 ordinary shares with an expiration date of December 30, 2030 and an exercise price per share of $34.3.

Our directors currently hold, in the aggregate, options to purchase 10,749 ordinary shares. The options have a weighted average exercise price of approximately $23.2 per share and have expiration dates until 2031. During the years ended December 31, 2019, 2020 and 2021 Anita Leviant, a member of our Board, was granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. Dr. Michael J. Anghel, an external director, was granted options to purchase 500 shares upon his appointment as external director and additional awards of options to purchase 1,000 shares on each of August 1, 2019. 2020 and 2021. Daniel Vaknin, an external director, was granted options to purchase 583 shares upon his appointment as external director and Ehud Gil, a member of our Board, was granted options to purchase 666 shares on the date of our 2020 Extraordinary Meeting (calculated based on the date of his appointment as a member of our Board) and each received an additional grant of options to purchase 1,000 ordinary shares on August 1, 2021. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 6,749 ordinary shares are currently exercisable and options to purchase 4,000 ordinary shares will become exercisable on August 1, 2022.

During 2020 and 2021, Ms. Leviant and Mr. Bignitz (our former external director) exercised options to purchase 8,000 ordinary shares and 7,583 ordinary shares, respectively.

In June 2019, we granted options to purchase 9,869 ordinary shares to Mr. Ori Rosenzweig, our Chief Investment Officer. The options vest in equal installments on an annual basis over a period of three years and have an exercise price of $11.19 per ordinary share. In October 2019, Mr. Rosenzweig exercised the vested portion of these options. In November 2021, we granted each of Kalia Rubenbach, Ori Rosenzweig and Yehuda Saban (through the consulting company owned by him) options to purchase 9,000 ordinary shares. These options vest in equal installments on an annual basis over a period of three years and have an exercise price of $29.36 per ordinary share.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2021, December 31, 2021 and March 1, 2022, there were 29,667, 26,667 and 26,667 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

We have elected the benefits available under the “capital gains” alternative of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, or the Israeli Income Tax Ordinance. Pursuant to this election, capital gains derived by employees arising from the sale of shares acquired as a result of the exercise of options granted to them under Section 102, will be subject to a flat capital gains tax rate of 25% (instead of the gains being taxed as salary income at the employee’s marginal tax rate). However, as a result of this election, we will no longer be allowed to claim as an expense for tax purposes the amounts credited to such employees as a benefit when the related capital gains tax is payable by them, as we were previously entitled to do. We may change the election from time to time, as permitted by the Israeli Income Tax Ordinance. There are various conditions that must be met in order to qualify for these benefits, including registration of the options in the name of a trustee, or the Trustee, for each of the employees who is granted options. Each option, and any ordinary shares acquired upon the exercise of the option, must be held by the Trustee for a period commencing on the date of grant and ending no earlier than 24 months after the date of grant.

As of March 1, 2022, there were options to purchase 37,935 ordinary shares outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2021, December 31, 2021 and March 1, 2022, was 580,206, 547,206 and 547,206.

ITEM 7: Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 1, 2022, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,735,076	13.5%
Clal Insurance Enterprises Holdings Ltd.(7)	1,309,752	10.1%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 1, 2022 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,849,295 ordinary shares outstanding as of March 1, 2022. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(3)
Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the estate of Mr. Raphael, who passed away in December 2020, is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Fridrich and Gil may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich, and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)
Based on a Schedule 13G/A submitted on February 7, 2022 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,162,076 ordinary shares, which constitute approximately 9% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 573,000 ordinary shares, which constitute approximately 4.5% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)
Based on a Schedule 13G/A submitted on February 10, 2022 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, of the 1,309,752 ordinary shares reported as beneficially owned by Clal: (i) 118,390 ordinary shares, including 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, are beneficially held for Clal’s own account and (ii) 1,191,362 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 118,390 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On February 18, 2019, Mr. Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd., or the Phoenix Reporting Persons, submitted a Schedule 13G to the SEC indicating that they beneficially own 895,618 ordinary shares, which at the time constituted approximately 8.39% of our outstanding ordinary shares. On February 18, 2020, the Phoenix Reporting Persons submitted an amendment to their Schedule 13G indicating that Mr. Sharon and Delek Group Ltd. no longer beneficially own any shares of our company and that The Phoenix Holdings Ltd., or The Phoenix, held, as of December 31, 2019, 750,314 ordinary shares, which at the time constituted approximately 6.5% of our outstanding ordinary shares. On February 18, 2020, we issued to The Phoenix and to an affiliated entity an aggregate of 75,000 ordinary shares and warrants to purchase an aggregated of 18,750 ordinary shares in connection with the February 2020 Private Placement. On October 14, 2020, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 630,053.49 ordinary shares, which at the time constituted approximately 4.98% of our outstanding ordinary shares. On January 25, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 642,163.49 ordinary shares, which at the time constituted approximately 5.07% of our outstanding ordinary shares. On February 3, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 460,517.49 ordinary shares, which at the time constituted approximately 3.64% of our outstanding ordinary shares. On July 22, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 659,156 ordinary shares, which at the time constituted approximately 5.13% of our outstanding ordinary shares. On December 6, 2021, The Phoenix submitted an amendment to its Schedule 13G indicating that it beneficially owned 579,253 ordinary shares, which at the time constituted approximately 4.51% of our outstanding ordinary shares.

On July 30, 2019, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd., or the Yelin Lapidot Reporting Persons, submitted a Schedule 13G to the SEC indicating that they beneficially own 642,318 ordinary shares, which at the time constituted approximately 5.6% of our outstanding ordinary shares. On January 9, 2020, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G indicating that they beneficially own 1,168,953 ordinary shares, which at the time constituted approximately 10.2% of our outstanding ordinary shares. On February 2, 2021, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2020 they beneficially owned 1,456,332 ordinary shares, which at the time constituted approximately 11.51% of our outstanding ordinary shares. On February 7, 2022, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2021 they beneficially owned 1,735,076 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares.

On March 5, 2020, Clal submitted a Schedule 13G to the SEC indicating that they beneficially own 824,743 ordinary shares, which at the time constituted approximately 6.7% of our outstanding ordinary shares. On February 16, 2021, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2020 it beneficially owned 1,137,678 ordinary shares, which at the time constituted approximately 8.8% of our outstanding ordinary shares. On February 10, 2022, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2021 it beneficially owned 1,309,752 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2021), which at the time constituted approximately 10.15% of our outstanding ordinary shares

On March 26, 2020, Harel Insurance Investments & Financial Services Ltd., or Harel, submitted a Schedule 13G to the SEC indicating that it beneficially owns 650,176 ordinary shares, which at the time constituted approximately 5.3% of our outstanding ordinary shares. On January 27, 2021 Harel submitted an amendment to its Schedule 13G, indicating that as of December 31, 2020 it beneficially owned 560,006 ordinary shares, which at the time constituted approximately 4.4% of our outstanding ordinary shares.

Based on information available to us and on an amendment to a Schedule 13D submitted to the SEC on November 13, 2019 by Kanir, Kanir Investments, Mr. Raphael, Mr. Fridrich, S. Nechama, Mr. Nehama, Bonstar Investments Ltd. or Bonstar, Mr. Joseph Mor and Mr. Ishay Mor, or the Kanir Reporting Persons, Kanir sold an aggregate of 180,552 ordinary shares, which represent 1.5% of our outstanding ordinary shares. Based on information available to us, during 2020, each of Messrs. Raphael and Fridrich sold 100,000 ordinary shares, which represent 0.8% of our outstanding ordinary shares.  Based on an amendment to a Schedule 13D submitted by the Kanir Reporting Persons on October 13, 2020, Mr. Raphael sold an aggregate of 200,000 ordinary shares, Mr. Fridrich sold an aggregate of 116,787 ordinary shares and S. Nechama sold 428,265 ordinary shares. Based on information available to us, during 2021 Messrs. Mor sold an aggregate of 184,691 ordinary shares indirectly beneficially owned by them and Bonstar sold 148,567 ordinary shares held by it.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 1, 2022, there were 28 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 54.6% of our outstanding ordinary shares (including approximately 54.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

B.           Related Party Transactions

On December 30, 2008, following the approval of our Audit Committee, Board of Directors and shareholders, we entered into the Prior Management Services Agreement with Kanir and Meisaf, effective as of March 31, 2008, the date of appointment of Messrs. Fridrich and Nehama as members of our Board. The initial aggregate annual consideration paid to Kanir and Meisaf pursuant to the Prior Management Services Agreement was an amount of $250,000 plus value added tax pursuant to applicable law, paid in equal parts. This aggregate annual amount was increased to $400,000 in 2013.

The Prior Management Services Agreement was amended and extended at our annual shareholders meeting held on June 19, 2019, and was to remain in effect until the earlier of: (i) June 17, 2022, (ii) the termination of service of all of the Kanir and Nechama Investments nominees on our Board of Directors, (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf and Kanir to the Company or by the Company to Meisaf and Kanir, or (iv) the cessation of provision of Chairman and CEO services.

On November 12, 2020, Mr. Hemi Raphael, who provided Board services to us through Kanir pursuant to the Prior Management Services Agreement, resigned from our Board of Directors for personal reasons. Mr. Raphael passed away during December 2020. On March 29, 2021, our Audit and Compensation Committee discussed the materiality of the cessation of services previously provided by the late Mr. Raphael under the Prior Management Services Agreement through Kanir. The Audit and Compensation Committee resolved that in light of the change in scope of services from Kanir during the first quarter of 2021, the payment due to Kanir under the Prior Management Services Agreement at the end of the first quarter of 2021 will be reduced to 66%, taking into account the reduction in the scope of services and the continued provision of services by Mr. Fridrich during such period, including the appointment of Mr. Fridrich as a member of the Dorad Board of Directors, replacing late Mr. Raphael. The Audit and Compensation Committee further resolved that following receipt of a benchmark report regarding similar agreements and further discussions by the Audit and Compensation Committee, revisions to the Prior Management Services Agreement will be discussed and then presented for the approval of our shareholders. At a meeting held on June 22, 2021, our Audit Committee resolved to pay the reduced payment mentioned above also for the second quarter of 2021.

At our 2021 Shareholders Meeting, our shareholders approved the execution of the Management Services Agreement, among us, Kanir, Keystone and Meisaf, following the approvals of our Audit and Compensation Committee and our Board of Directors, effective July 1, 2021.

The Management Services Agreement provides, among other things, as follows:

•	Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist us in all aspects of the management of our company and advise as required from time to time by us;

•	The position of the CEO, held by Mr. Fridrich, is set at a full-time position and the position of the Chairman of the Board, held by Mr. Nehama, is set at no less than a 77% position;

•	The CEO services will be provided by Mr. Fridrich through Kanir and Keystone, and the Chairman services will be provided by Mr. Nehama through Meisaf;

•
Meisaf, Kanir and Keystone are entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them or any of their employees, directors or officers in connection with the provision of the services;

•
The management fees are as follows: (i) to Meisaf, an annual amount of NIS 1,386,000 (NIS 115,500 on a monthly basis) plus applicable VAT and (ii) to Kanir and Keystone, an aggregate annual amount of NIS 1,800,000 (NIS 150,000 on a monthly basis) plus applicable VAT, in an initial division of NIS 660,000 to Kanir and NIS 1,140,000 to Keystone or such other division as notified in writing to the Company by Kanir and Keystone. The management fee is the full and final compensation for the provision of the services and shall be in lieu of any and all payments that are due to the Service Providers as Board members, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors;

•
The Management Services Agreement be in effect until the earlier of: (i) June 30, 2024, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors,  (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the Management Services Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis; and

•
Kanir, Meisaf and Keystone serve as independent contractors of the Company and each of them is solely responsible to any payment it is required to pay its employees and representatives and undertake to indemnify the Company in the event the Company suffers any damage due to a determination that any of them or their affiliates are employees of the Company.

For further information concerning the Management Services Agreement, see “Item 10.C: Material Contracts” and the Management Services Agreement included as Exhibit 4.18 under “Item 19: Exhibits.”

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

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we are involved in various legal proceedings in connection with our holdings in Dori Energy and indirect holdings in Dorad. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant.”

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

In May 2015, our Board of Directors approved the repurchase of up to $3 million of our ordinary shares. The authorized repurchases will be made from time to time in the open market on the NYSE American LLC and Tel Aviv Stock Exchange or in privately negotiated transactions. The timing, volume and nature of share repurchases will be at the sole discretion of management and will be dependent on regulatory restrictions, market conditions, the price and availability of our ordinary shares, applicable securities laws and other factors, including compliance with the terms of our Debentures. No assurance can be given that any particular amount of ordinary shares will be repurchased. The buyback program does not obligate us to acquire a specific number of shares in any period, and it may be modified, suspended, extended or discontinued at any time, without prior notice. We repurchased 172,391 ordinary shares in the NYSE American LLC under this buyback program. On March 23, 2016, we announced the decision to distribute a cash dividend in the amount of $0.225 per share (an aggregate distribution of approximately $2.4 million). We distributed this dividend in April 2016. We did not declare or pay a cash dividend during 2017 and we did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2018-2021.

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

B.            Significant Changes

Except as otherwise disclosed in this Report, no significant changes have occurred since December 31, 2021.

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

Duties of Shareholders and of Controlling Shareholders

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his or her power in the company including, among other things, when voting in a general meeting of shareholders or in a class meeting on the following matters:

a.	any amendment to the articles;

b.	an increase in the company’s authorized share capital;

c.	a merger; or

d.	approval of related party transactions that require shareholder approval.

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

C.           Material Contracts

Management Services Agreement with Meisaf, Kanir and Keystone

For details concerning the Management Services Agreement, see “Item 7.B: Related Party Transactions.”

The description of the Management Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Services Agreement filed by us as Exhibit 4.18 under “Item 19: Exhibits.”

Agreements in connection with the Investment in Dori Energy

Summaries of the material agreements executed in connection with our investment in Dori Energy are included as Exhibits 4.7 and 4.8 under “Item 19: Exhibits.”

Series C Deed of Trust

For a description of our debt agreements, including the Series C Deed of Trust governing our Series C Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series C Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series C Deed of Trust filed by us as Exhibit 4.15 under “Item 19: Exhibits.”

Series D Deed of Trust

For a description of our debt agreements, including the Series D Deed of Trust governing our Series D Convertible Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The descriptions of the Series D Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series D Deed of Trust filed by us as Exhibit 4.17 under “Item 19: Exhibits.”

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) are a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is the marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but up to 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in Section 126 of the Israeli Income Tax Ordinance on capital gains derived from the sale of shares.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly as specified in Section 68A of the Israeli Income Tax Ordinance.

In addition, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding ordinary shares as a capital asset is also exempt from Israeli capital gains tax under the U.S.-Israel Tax Treaty unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, (ii) the shareholder, if an individual, is present in Israel for more than 183 days during the taxable year, or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. If the above conditions are not met, the U.S. resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the gain would be treated as foreign source income for United States foreign tax credit purposes.

Taxation on Dividends paid to a Shareholder

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a “significant” shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%. The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company) or 30%, as applicable. For companies that are Israeli residents, dividends from another Israeli company will generally not be included in their taxable income, unless the source of such dividends is located outside of Israel, in which case tax will generally apply at the rate set forth in Section 126 of the Israeli Income Tax Ordinance.

Taxation of Non-Israeli Residents

Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our shares at the rate of 25% or 30%, if such person (including a non-Israeli corporation) is a substantial shareholder at the time of recipient of the dividend or on any date in the 12 months preceding such date, which tax will be withheld at the source, unless a different rate is provided in a tax treaty between Israel and the shareholder’s country of residence, subject to obtaining appropriate approval from the Israel Tax Authority in advance, to the extent granted. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.

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

This summary does not address all federal income tax consequences that may be relevant to particular persons, and does not take into account the specific circumstances of any particular persons, including, but not limited to:

a.	tax-exempt entities or any individual retirement account or Roth IRA;
b.	banks and other financial institutions;
c.	insurance companies;
d.	real estate investment trusts and regulated investment companies;
e.	broker-dealers;
f.	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
g.	persons liable for alternative minimum tax;
h.	“U.S. shareholders” (as defined in Code Section 951(b), generally persons owning directly, indirectly or constructively at least 10% of our shares by vote or value);
i.	persons that hold ordinary shares as part of a straddle, hedge, conversion transaction or other integrated transaction;
j.	U.S. expatriates;
k.	persons whose functional currency is not the U.S. dollar;
l.	persons that are residents of or have a permanent establishment in a jurisdiction outside the United States or persons who are not U.S. Holders;
m.	persons who acquired the shares pursuant to the exercise of any employee share option or otherwise as compensation; and
n.	partnerships or a partner in a partnership.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012.  Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. Holder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2021. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, such U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the stock included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares, and any loss in excess of such amount is treated as capital loss. Each U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies generally would apply to distributions by us.

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

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in our Spanish PV Plants and in the Dutch WtE Plants and in the Talasol PV Plant are denominated in euro and our holdings in the Talmei Yosef PV Plant, in Dori Energy and in the Manara PSP are denominated in NIS. The financing we have in connection with our Spanish PV Plants, the Dutch WtE Plants and the Talasol PV Plant is denominated in euro and the financing we have in connection with our Spanish PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

Until December 31, 2017, our presentation currency was the U.S. dollar, while the functional currency of us and a majority of our subsidiaries is the euro. This difference exposed our statements of financial position to the effects of presentation currency translation adjustments. In order to manage this foreign exchange exposure we previously executed several forward transactions, a majority of which we closed during 2017 and 2018 and of which euro/USD forward positions with an aggregate euro denominated principal of €12 million. For more information see “Item 5.A: Impact of Inflation and Fluctuation of Currencies.”

In order to manage the currency risk resulting from the Series C Debentures, which were denominated in NIS, we executed currency swap transactions in March 2021. We exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100 million with a euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting.

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

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions for our PV operations, we executed the following swap transactions as of December 31, 2021:

Interest rate swap in connection with the financing of four of our Spanish indirect wholly-owned subsidiaries- A €17.6 million interest swap transaction for a period of 18 years, payable semi-annually commencing on March 12, 2019, whereby we are the fixed rate payer (the fixed rate is set at 3%).

Interest rate swap in connection with the financing of the Talasol PV Plant (prior to refinancing)- The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million for a period of 12 years, payable semi-annually commencing on April 30, 2019, whereby we are the fixed rate payer (the fixed rate is set at 2.92% - 3.69%). This interest rate swap was closed in January 2022 following the financial closing of the New Talasol Financing.

For more information concerning hedging transactions, including a sensitivity analysis, see Note 21 to our financial statements included elsewhere in this Report.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, our management used the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 2013.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our internal control over financial reporting is effective based on those criteria.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The Code of Ethics, in its current form, is posted on our website at the following web address: https://ellomay.com/wp-content/uploads/2020/03/Code_of_Business_Conduct_and_Ethics.pdf. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Chief Financial Officer at our office in Tel Aviv, Israel.

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

	2021	2020
	(Euro in thousands)

Audit Fees(1)	453	317
Audit-Related Fees(2)	21	35
Tax Fees(3)	49	53
Total	523	405
______________________
a.
Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

b.	Including professional services related to due diligence investigations.
c.	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-109 of this report.

The Financial statements of Dorad Energy Ltd. are included in pages FD-1 – FD-47 of this report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Directors and Officers Compensation Policy, adopted on August 12, 2021
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
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

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(8)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(9)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(9)*
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)*(10)
4.14	Talasol Lease Agreements (summary of Spanish versions)* (4)

4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019 (translation of Hebrew version)*(11)
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)*(12)
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)* (12)
4.18
Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(13)

4.19	Manara Lease and Development Agreements (summary of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(11)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(13)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd. By: /s/ Ran Fridrich Ran Fridrich Chief Executive Officer and Director

Dated: March 31, 2022

Ellomay Capital Ltd. and its Subsidiaries Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2021

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ellomay Capital Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2021 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 3B of the notes to the consolidated financial statements.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

F - 1

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

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of three biogas plants in the Netherlands

As discussed in Notes 3F and 6D.1 to the consolidated financial statements, non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. During 2021, the Company assessed the value in use of three cash generating biogas plants in the Netherlands in light of operating losses suffered by these projects in previous years and lower results than forecasted for 2021. The examination was conducted based on projected discounted cash flows, which included key assumptions related to forecasted prices of feedstock and discount rate.

We identified the evaluation of the impairment assessment of the three biogas plants in the Netherlands as a critical audit matter. Assessing the key assumptions used to determine the value in use of such biogas plants, specifically the forecasted prices of feedstock and the Company’s discount rate, involved a high degree of subjective auditor judgment as changes to the assumptions could have had a significant effect on the Company’s assessment of the value in use of these biogas plants.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process, including controls related to the key assumptions described above used in the determination of value in use of the three biogas plants in the Netherlands. We assessed the Company’s assumptions related to forecasted prices of feedstock through a combination of inquiry of finance and operations personnel, comparison to the Company’s business plans, comparison of forecasted prices of feedstock to actual recent prices and performing a sensitivity analysis over the forecasted prices to assess the impact of changes in those assumptions on the value in use. We compared the actual cash flow for the three biogas plants in the current year to the amount originally forecasted, in order to assess the Company’s ability to accurately forecast. In addition, we involved a valuation professional with specialized skills and knowledge, who assisted in evaluating the discount rate used by management in the valuation by comparing it to discount rate that was independently developed using current market conditions in the relevant energy sector based on third-party market data for comparable entities.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2011
Tel Aviv, Israel

March 31, 2022

F - 2

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,
		2021	2020	2021
	Note	€ in thousands		Convenience Translation into US$in thousands (Note 3B)
Assets
Current assets:
Cash and cash equivalents	4	41,229	66,845	46,663
Marketable securities	5	1,946	1,761	2,202
Short term deposits	5	28,410	8,113	32,154
Restricted cash	5	1,000	-	1,132
Receivable from concession project	6D4	1,784	1,491	2,019
Trade and other receivables	7	9,487	9,825	10,737
		83,856	88,035	94,907
Non-current assets
Investment in equity accounted investee	6A	34,029	32,234	38,514
Advances on account of investments	6C	1,554	2,423	1,759
Receivable from concession project	6D4	26,909	25,036	30,456
Fixed assets	8	340,065	264,095	384,886
Right-of-use asset	14	23,367	17,209	26,447
Intangible asset	6D4	4,762	4,604	5,390
Restricted cash and deposits	5	15,630	9,931	17,690
Deferred tax	19	12,952	3,605	14,659
Long term receivables	7	5,388	2,762	6,098
Derivatives	21	2,635	10,238	2,982
		467,291	372,137	528,881

Total assets		551,147	460,172	623,788

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	10	126,180	10,232	142,811
Current maturities of long term loans	10	16,401	4,021	18,563
Current maturities of debentures	12	19,806	10,600	22,416
Trade payables		2,904	12,387	3,285
Other payables	9	20,806	*3,593	23,548
Current maturities of derivatives	21	14,783	*1,378	16,731
Current maturities of lease liabilities	14	4,329	*490	4,900
		205,209	42,701	232,254
Non-current liabilities
Long-term lease liabilities	14	15,800	17,299	17,882
Long-term loans	11	39,093	134,520	44,245
Other long-term bank loans	11	37,221	49,396	42,127
Debentures	12	117,493	72,124	132,979
Deferred tax	19	8,836	7,806	10,001
Other long-term liabilities	13	3,905	*2,964	4,420
Derivatives	21	10,107	8,336	11,439
		232,455	292,445	263,093
Total liabilities		437,664	335,146	495,347
Equity
Share capital	16	25,605	25,102	28,980
Share premium		85,883	82,401	97,202
Treasury shares		(1,736)	(1,736)	(1,965)
Transaction reserve with non-controlling Interests		5,697	6,106	6,448
Reserves		7,288	4,164	8,249
Retained earnings (accumulated deficit)		(7,217)	8,191	(8,168)
Total equity attributed to shareholders of the Company		115,520	124,228	130,746
Non-Controlling Interest		(2,037)	798	(2,305)
Total equity		113,483	125,026	128,441
Total liabilities and equity		551,147	460,172	623,788

The accompanying notes are an integral part of the consolidated financial statements.

* Reclassified

F - 3

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2021	2020	2019	2021
	Note	€ in thousands (except per share data)			Convenience Translation into US$in thousands (Note 3B)

Revenues	18A	44,783	9,645	18,988	50,685
Operating expenses	18B	(17,524)	(4,951)	(6,638)	(19,834)
Depreciation and amortization expenses	18B	(15,076)	(2,975)	(6,416)	(17,063)
Gross profit		12,183	1,719	5,934	13,788
Project development costs	6C	(2,508)	(3,491)	(4,213)	(2,839)
General and administrative expenses	18C	(5,661)	(4,512)	(3,827)	(6,407)
Share of profits of equity accounted investee	6A	117	1,525	3,086	132
Other income (expenses), net	18D	-	2,100	(2,100)	-
Capital gain	6D3	-	-	18,770	-
Operating profit (loss)		4,131	(2,659)	17,650	4,674
Financing income	18E	2,931	2,134	1,827	3,317
Financing income (expenses) in connection with derivatives, net	18E	(841)	1,094	897	(952)
Financing expenses	18E	(28,974)	(6,862)	(10,877)	(32,793)
Financing expenses, net		(26,884)	(3,634)	(8,153)	(30,428)
Profit (loss) before taxes on income		(22,753)	(6,293)	9,497	(25,754)
Tax benefit	19	2,489	125	287	2,817
Profit (loss) for the year		(20,264)	(6,168)	9,784	(22,937)
Profit (loss) attributable to:
Owners of the Company		(15,408)	(4,627)	12,060	(17,439)
Non-controlling interests		(4,856)	(1,541)	(2,276)	(5,498)
Profit (loss) for the year		(20,264)	(6,168)	9,784	(22,937)
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		12,284	(482)	2,103	13,903
Effective portion of change in fair value of cash flow hedges, net of tax		(13,429)	2,210	1,076	(15,199)
Net change in fair value of cash flow hedges transferred to profit or loss		(3,353)	555	(1,922)	(3,795)
Total other comprehensive income (loss), net of tax		(4,498)	2,283	1,257	(5,091)

Total other comprehensive income (loss) attributable to:
Owners of the Company		3,124	881	2,114	3,535
Non-controlling interests		(7,622)	1,402	(857)	(8,626)
Total other comprehensive income (loss)		(4,498)	2,283	1,257	(5,091)

Total comprehensive income (loss) for the year		(24,762)	(3,885)	11,041	(28,028)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		(12,284)	(3,746)	14,174	(13,904)
Non-controlling interests		(12,478)	(139)	(3,133)	(14,124)
Total comprehensive income (loss) for the year		(24,762)	(3,885)	11,041	(28,028)

Earnings (loss) per share
Basic earnings (loss) per share	20	(1.20)	(0.38)	1.09	(1.39)
Diluted earnings (loss) per share	20	(1.20)	(0.38)	1.09	(1.39)

The accompanying notes are an integral part of the consolidated financial statements.

F - 4

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to shareholders of the Company								Non- controlling Interests	Total Equity

	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation Reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests

								Total
	€ in thousands

Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	(15,408)	-	-	-	-	(15,408)	(4,856)	(20,264)
Other comprehensive loss for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive loss for the year	-	-	(15,408)	-	11,542	(8,418)	-	(12,284)	(12,478)	(24,762)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at
December 31, 2021	25,605	85,883	(7,217)	(1,736)	15,365	(8,077)	5,697	115,520	(2,037)	113,483

F - 5

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company								Non- controlling Interests	Total Equity

	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation Reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests

								Total
	€ in thousands

Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1073)	6106	106,629	937	107,566
Profit (loss) for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive loss for the year	-	-	-	-	(533)	1,414	-	881	1402	2,283
Total comprehensive loss for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

Balance as at January 1, 2019	19,980	58,344	758	(1,736)	1,396	(227)	-	78,515	(1,558)	76,957
Profit (loss) for the year	-	-	12,060	-	-	-	-	12,060	(2,276)	9,784
Other comprehensive loss for the year	-	-	-	-	2,960	(846)	-	2,114	(857)	1,257
Total comprehensive loss for the year	-	-	12,060	-	2,960	(846)	-	14,174	(3,133)	11,041
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries to
non-controlling interests	-	-	-	-	-	-	5,439	5,439	5,374	10,813
Purchase of shares in subsidiaries from
non-controlling interests	-	-	-	-	-	-	667	667	254	921
Issuance of ordinary shares	2,010	5,797	-	-	-	-	-	7,807	-	7,807
Options exercise	8	11	-	-	-	-	-	19	-	19
Share-based payments	-	8	-	-	-	-	-	8	-	8
Balance as at
December 31, 2019	21,998	64,160	12,818	(1,736)	4,356	(1,073)	6,106	106,629	937	107,566

F - 6

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company								Non- controlling Interests	Total Equity

	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation Reserve from Foreign Operations	Hedging Reserve	Transaction reserve with non-controlling Interests

								Total
	US$ in thousands
	Convenience translation into US$ (exchange rate as at December 31, 2020: euro 1 = US$ 1.227)

Balance as at January 1, 2021	28,411	93,261	9,271	(1,965)	4,327	387	6,911	140,603	905	141,508
Profit (loss) for the year	-	-	(17,439)	-	-	-	-	(17,439)	(5,498)	(22,937)
Other comprehensive loss for the year	-	-	-	-	13,063	(9,528)	-	3,535	(8,626)	(5,091)
Total comprehensive loss for the year	-	-	(17,439)	-	13,063	(9,528)	-	(13,904)	(14,124)	(28,028)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	9,826	9,826
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(463)	(463)	1,088	625
Warrants exercise	514	3,870	-	-	-	-	-	4,384	-	4,384
Options exercise	55	-	-	-	-	-	-	55	-	55
Share-based payments	-	71	-	-	-	-	-	71	-	71
Balance as at
December 31, 2021	28,980	97,202	(8,168)	(1,965)	17,390	(9,141)	6,448	130,746	(2,305)	128,441

The accompanying notes are an integral part of the consolidated financial statements.

F - 7

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2021	2020	2019	2021
	€ in thousands			Convenience Translation into US$in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	(20,264)	(6,168)	9,784	(22,937)

Adjustments for:

Financing expenses, net	26,884	3,634	8,153	30,428
Capital gain	-	-	(18,770)	-
Profit from settlement of derivatives contract	(407)	-	-	(461)
Depreciation and amortization	15,076	2,975	6,416	17,063
Share-based payment transactions	63	50	8	71
Share of profits of equity accounted investees	(117)	(1,525)	(3,086)	(132)
Payment of interest on loan from an equity accounted investee	859	582	370	972
Change in trade receivables and other receivables	(1,883)	(3,868)	403	(2,131)
Change in other assets	(545)	179	(1,950)	(617)
Change in receivables from concessions project	1,580	1,426	1,329	1,788
Change in accrued severance pay, net	-	-	9	-
Change in trade payables	154	190	461	174
Change in other payables	2,380	(1,226)	5,336	2,694
Tax benefit	(2,489)	(125)	(287)	(2,817)
Income taxes paid	(94)	(119)	(100)	(106)
Interest received	1,844	2,075	1,719	2,087
Interest paid	(7,801)	(3,906)	(6,083)	(8,829)
	35,504	342	(6,072)	40,184

Net cash provided by (used in) operating activities	15,240	(5,826)	3,712	17,247

The accompanying notes are an integral part of the consolidated financial statements.

F - 8

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	For the year ended December 31,
	2021	2020	2019	2021
	€ in thousands			Convenience Translation into US$in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(82,810)	(128,420)	(74,587)	(93,724)
Acquisition of subsidiary, net of cash acquired	-	(7,464)	(1,000)	-
Repayment of loan to an equity accounted investee	1,400	1,978	-	1,585
Loan to an equity accounted investee	(335)	(181)	-	(379)
Proceeds from sale of investments	-	-	34,586	-
Advances on account of investments	-	(1,554)	-	-
Proceeds from marketable securities	-	1,800	-	-
Acquisition of marketable securities	-	(1,481)	-	-
Proceeds from (investment in) settlement of derivatives, net	(976)	-	532	(1,105)
Proceed from (investment in) restricted cash, net	(5,990)	23,092	(26,003)	(6,779)
Investment in short term deposit	(18,599)	(1,323)	(6,302)	(21,050)
Investment in marketable Securities	(112)	-	-	(127)
Repayment of loan to others	-	-	3,912	-
Compensation as per agreement with Erez Electricity Ltd.	-	1,418	-	-

Net cash used in investing activities	(107,422)	(112,135)	(68,862)	(121,579)

Cash flows from financing activities:

Issuance of warrants	3,746	2,544	-	4,240
Repayment of long-term loans	(18,905)	(3,959)	(5,844)	(21,397)
Repayment of Debentures	(30,730)	(26,923)	(9,836)	(34,780)
Cost associated with long term loans	(2,796)	(734)	(12,218)	(3,165)
Proceeds from options	49	20	19	55
Sale of shares in subsidiaries to non-controlling interests	1,400	-	13,936	1,585
Acquisition of shares in subsidiaries from non-controlling interests	-	-	(2,961)	-
Issuance of ordinary shares	-	21,275	7,807	-
Payment of principal of lease liabilities	(4,803)	-	-	(5,436)
Proceeds from long term loans, net	32,947	111,357	59,298	37,289
Proceeds from issue of convertible debentures	15,571	-	-	17,623
Proceeds from issuance of Debentures, net	57,717	38,057	22,317	65,324
Net cash provided by financing activities	54,196	141,637	72,518	61,338

Effect of exchange rate fluctuations on cash and cash equivalents	12,370	(1,340)	259	14,002

Increase (decrease) in cash and cash equivalents	(25,616)	22,336	7,627	(28,992)
Cash and cash equivalents at the beginning of year	66,845	44,509	36,882	75,655

Cash and cash equivalents at the end of the year	41,229	66,845	44,509	46,663

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 1 – General

A.
Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of December 31, 2021,  the Company owns six photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MW, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Talasol Project") and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) Ellomay Solar S.L.U, that is constructing a photovoltaic plant with installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (hereinafter – the “Ellomay Solar Project”), (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively, and (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter – the “Manara PSP”).

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

Investee companies – Subsidiaries and companies, including partnerships, the Company's investment in which is stated, directly or indirectly, on the equity basis.

Related party – Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

Interested parties – Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

Unless otherwise noted, all references to “€,” “euro” or “EUR” are to the legal currency of the European Union, all references to “USD,” “US dollar,” “dollars” and “$” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

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

F - 10

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 1 – General (cont’d)

C.	Effects of the spreading of the coronavirus (cont’d):

Although the Company’s operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which the Company operates, in the event the restrictions continue, or new restrictions are imposed, the operations of the Company, including the projects under construction and development, may be adversely affected. The spread of Covid-19 and its implications may also indirectly affect the operations of the Company, for example through changes in the prices of oil resulting in a decrease in the electricity prices (although the electricity prices in the European markets have increased and are currently higher than the prices that were in effect prior to the pandemic), and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability of corporate financing and lower returns on potential future investments. As a result, the Company’s business and operating results could be negatively affected. The extent to which the Covid-19 pandemic impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19 and the actions to contain Covid-19 or treat its impact, among others.

D.	Material events in the reporting period

In December 2021, Talasol Project entered into a New Facilities Agreement with European institutional lenders (the “Talasol New Facilities Agreement”). The Talasol New Facilities Agreement provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million for 22.5 years, and (ii) a term loan in the amount of €20 million for 21 years (together, the “New Financing”). The aggregate New Financing amount (€175 million), will be used by Talasol to repay the current outstanding project finance debt of Talasol in the amount of €121 million (the “Current Financing”). The New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Current Financing. Out of the New Financing amount, €6.9 million will be deposited in Talasol’s account as a debt service fund and €10 million will be deposited in Talasol’s bank account as security for a letter of credit to the PPA provider (the “PPA Security Fund”). The PPA Security Fund will be reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA

Note 2 – Basis of Preparation

A.	Basis of preparation of the financial statements

1.	The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

The operating cycle of the Company is one year.

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on March 31, 2022.

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

F - 11

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 –Basis of Preparation (cont’d)

A.	Basis of preparation of the financial statements (cont’d)

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions regarding circumstances and events that involve considerable uncertainty, that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

Recoverable amount of cash generating unit:
The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When an indication of impairment is revealed, the Company checks whether the carrying amount of the fixed assets is recoverable. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. See note 6D1.

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

Business combination:
The Company allocates the fair value of assets and liabilities acquired in a business combination based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets. See Note 6D regarding subsidiaries.

Determination of fair value:
Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities.

F - 12

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 2 –Basis of Preparation (cont’d)

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements (cont’d)
Determination of fair value (cont’d):
Further information about the assumptions that were used to determine fair value is included in the following notes:

•	Note 15, on share-based payments; and
•	Note 21, on financial instruments;

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

C.	Initial application of new standards, amendments to standards and interpretations

Amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement, IFRS 7, Financial Instruments: Disclosures, IFRS 4 Insurance Contracts and IFRS 16, Leases, Interest Rate Benchmark Reform – Phase 2 (“the Amendments”)

The Amendments include practical expedients regarding the accounting treatment of modifications in contractual terms that are a result of the interest rate benchmark reform (a reform that in the future will lead to the replacement of interest rates such as the Libor and Euribor). These include:

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

The Amendments are applied retrospectively as from January 1, 2021 by amending the opening balance of equity for the annual reporting period in which the amendment was adopted without a restatement of comparative data. Restatement of comparative data is allowed if this can be done without using "hindsight".

Application of the Amendments did not have a material effect on the financial statements.

D.	Change in classification

Comparative amounts were reclassified for consistency, which resulted in €2,451 thousand, €1,378 thousand and €490 thousand being reclassified as of December 31, 2020 from other payables to other long-term liabilities, current maturities of derivatives and current maturities of lease liabilities, respectively.

This classification did not have any effect on the profit (loss) for the year.
F - 13

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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
Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Group holds between 20% and 50% of another entity In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account. Joint ventures are joint arrangements in which the Company has rights to the net assets of the arrangement.

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

F - 14

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

F - 15

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

A.	Basis of consolidation and equity method accounting (cont’d)

5.	Non-controlling interests (cont’d)

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

F - 16

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

B.	Functional and presentation currency (cont’d)

Foreign currency transactions (cont’d)

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

Foreign currency exchange differences are recognized in equity as a separate component of other comprehensive income (loss): “foreign currency translation adjustments”.

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

Presentation Currency-
For the convenience of the reader, the reported euro figures as of December 31, 2021 and for the year then ended, are also presented in dollars, translated at the representative rate of exchange as of December 31, 2021 (euro 0.884 = US$1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

C.	Financial instruments

(1)	Non-derivative Financial assets

The Company’s financial assets include cash and cash equivalents, marketable securities, restricted cash, trade receivables, loan to an equity accounted investee, service concession receivables and other receivables.

F - 17

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative Financial assets (cont’d)

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

Derecognition of financial assets
Financial assets are derecognized when the contractual rights of the Company to the cash flows from the asset expire, or when the Company transfers the rights to receive the cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset were transferred. When the Company retains substantially all of the risks and rewards of ownership of the financial asset, it continues to recognize the financial asset.

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

F - 18

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(1)	Non-derivative Financial assets (cont’d)

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

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers:

-	Contingent events that would change the timing or amount of the cash flows;
-	Terms that may change the stated interest rate, including variable interest;
-	Extension or prepayment features; and
-	Terms that limit the Company’s claim to cash flows from specified assets (for example a non-recourse financial asset).

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

F - 19

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(2)	Non-derivative financial liabilities

The Company’s financial liabilities include loans and borrowings, trade payables, other payables, finance lease obligations, debentures, long-term loans and other long-term liabilities.

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

Substantial modification in terms of debt instruments
An exchange of debt instruments having substantially different terms, is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Furthermore, a substantial modification of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

In such cases the entire difference between the amortized cost of the original financial liability and the fair value of the new financial liability is recognized in profit or loss as financing income or expense.

The terms are substantially different if the discounted present value of the cash flows according to the new terms, including any commissions paid, less any commissions received and discounted using the original effective interest rate, is different by at least ten percent from the discounted present value of the remaining cash flows of the original financial liability.

F - 20

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(2)	Non-derivative financial liabilities (cont’d)

In addition to the aforesaid quantitative criterion, the Group examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore, as a rule, exchanges of CPI-linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

Upon the swap of debt instruments with equity instruments, equity instruments issued at the extinguishment and de-recognition of all or part of a liability, are a part of “consideration paid” for purposes of calculating the gain or loss from de-recognition of the financial liability.

The equity instruments are initially recognized at fair value, unless fair value cannot be reliably measured – in which case the issued instruments are measured at the fair value of the derecognized liability. Any difference between the amortized cost of the financial liability and the initial measurement amount of the equity instruments is recognized in profit or loss under financing income or expenses.

Non-substantial modification in terms of debt instruments
In a non-substantial modification in terms (or exchange) of debt instruments, the new cash flows are discounted using the original effective interest rate, and the difference between the present value of the new financial liability and the present value of the original financial liability is recognized in profit or loss.

Offset of financial instruments
Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(3)	Derivative financial instruments, including hedge accounting

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

F - 21

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(3)	Derivative financial instruments, including hedge accounting (cont’d)

Hedge accounting (cont’d)

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

Fair value hedges
Changes in the fair value of a derivative financial instrument designated as a fair value hedge are recognized in profit or loss. Furthermore, changes in the fair value of the hedged item, with respect to the hedged risks, are also recognized in profit or loss with a corresponding adjustment to the carrying amount of the hedged item.

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

F - 22

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(3)	Derivative financial instruments, including hedge accounting (cont’d)

Economic hedges
Hedge accounting is not applied to derivative instruments that economically hedge financial assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognized in profit or loss under financing income or expenses.

Derivatives that do not serve hedging purposes
The changes in fair value of these derivatives are recognized in profit or loss, as financing income or expense. Inter alia, the Company implements the said accounting treatment to changes in the fair value of the conversion component of options that do not have a fixed exercise price.

(4)	Interest Rate Benchmark Reform

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changed as a result of interest rate benchmark reform, the Company updated the effective interest rate of the financial asset or financial liability to reflect the change required by the reform. When changes were made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, in addition to adjusting the effective interest rate as a result of the reform the Company applies the policies on accounting for substantial modifications in terms of debt instruments.

(5)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/decrease in the CPI.

(6)	Share capital

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

F - 23

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

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

The estimated useful lives are as follows:

	% per annum	Mainly % per annum
Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	4-5	4-5
Photovoltaic plants in Italy	5	5
Anaerobic digestion plants in the Netherlands	8	8
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20 years for the Company’s Italian subsidiaries and 20-25 years for the Company’s Spanish subsidiaries. The estimated useful life of the project licenses of the Company’s Netherlands anaerobic digestion plants that are carried at cost is 12 years. The fixed assets residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

F - 24

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

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

Non-financial assets (cont’d)

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

If objective evidence indicates that the value of the investment may have been impaired, the Company estimates the recoverable amount of the investment, which is the greater of its value in use and its net selling price. In assessing value in use of an investment in an associate, the Company estimates its share of the present value of estimated future cash flows that are expected to be generated by the associate, including cash flows from operations of the associate and the consideration from the final disposal of the investment or estimates the present value of the estimated future cash flows that are expected to be derived from dividends that will be received and from the final disposal.

F - 25

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

F.	Impairment (cont’d)

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

The Company’s directors are entitled to, and certain of the Company’s employees receive, remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with directors and employees is measured at the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 17.

The cost of equity-settled transactions is recognized in profit or loss, together with a corresponding increase in equity, over the period in which the service conditions are fulfilled, ending on the date on which the director or the employee becomes fully entitled to the award (the “vesting date”). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

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

F - 26

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

H.	Employee benefits (cont’d)

The Company also operates a defined benefit plan in respect of severance pay pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement.

The Company makes current deposits in respect of severance pay obligations to pay compensation to certain of its employees in their pension funds and insurance companies (the “plan assets”). Plan assets are not available to the Company's own creditors and cannot be returned directly to the Company. The liability for employee benefits is presented in the statements of financial position at present value of the defined benefit obligation less the fair value of the plan assets.

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

J.	Leases

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

F - 27

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 – Significant Accounting Policies (cont’d)

J.	Leases (cont’d)

Since the interest rate implicit in the Company’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated over the shorter of the lease term or useful life of the asset.

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

F - 28

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

K.	Revenue recognition

The Company recognizes revenue when the customer obtains control over the promised services. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the services promised to the customer, other than amounts collected for third parties.

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

(b)	The Company can identify the rights of each party in relation to the services that will be transferred;
(c)	The Company can identify the payment terms for the services that will be transferred;
(d)	The contract has a commercial substance (i.e. the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract); and
(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the services transferred to the customer, will be collected.

For the purpose of paragraph (e) the Company examines, inter alia, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

If a contract with a customer does not meet all of the above criteria, consideration received from the customer is recognized as a liability until the criteria are met or when one of the following events occurs: the Company has no remaining obligations to transfer services to the customer and any consideration promised by the customer has been received and cannot be returned; or the contract has been terminated and the consideration received from the customer cannot be refunded.

Determining the transaction price

The transaction price is the amount of the consideration to which the Company expects to be entitled in exchange for the services promised to the customer.

F - 29

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

K.	Revenue recognition (cont’d)

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

The Company accounts for a contract modification as an adjustment of the existing contract since the remaining services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

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

F - 30

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

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

F - 31

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

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

As from January 1, 2018, the Company’s right to receive consideration for the construction services, constitutes a contract asset until the end of the construction period.

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

F - 32

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

P.	New standards, amendments to standards and interpretations not yet adopted

(1)	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (“the Amendment”)

The Amendment replaces certain requirements for classifying liabilities as current or non-current. Thus for example, according to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period, this instead of the requirement that there be an “unconditional” right.  According to the Amendment, a right is in existence at the reporting date only if the entity complies with conditions for deferring settlement at that date. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity. The Amendment is effective for reporting periods beginning on or after January 1, 2023 with earlier application being permitted. The Amendment is applicable retrospectively, including an amendment to comparative data.

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

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

The Company is examining the effects of the Amendment on the financial statements and estimates no effects on the financial statements.

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

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

F - 33

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

The Amendment is effective for annual periods beginning on or after January 1, 2022.

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption

(5)	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“the Amendment”)

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The Amendment is effective for annual periods beginning on or after January 1, 2023, by amending the opening balance of the retained earnings or adjusting a different component of equity in the period the Amendment was first adopted.

Earlier application is permitted.

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

F - 34

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 4 - Cash and Cash Equivalents

	December 31
	2021	2020
	€ in thousands
Cash	31,771	37,887
On call deposits	9,458	28,958
Cash and cash equivalents	41,229	66,845

Cash and cash equivalents in the statement of cash flows	41,229	66,845

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2021	2020
	€ in thousands
Marketable securities (1)	1,946	1,761

Short-term deposits	28,410	8,113

Short-term restricted cash	1,000	-

Restricted cash, long-term bank deposits(2)	15,630	9,931

(1)	During 2021, the Company invested in a traded Corporate Bond with a coupon rate of 3.255%.
(2)
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements (see Note 11).

F - 35

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments
A.	Equity accounted investees

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –
On November 25, 2010, the Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the “Dori Investment Agreement”) with Dori Group Ltd. (“Dori Group”) (currently Amos Luzon Entrepreneurship and Energy Group Ltd. – “Luzon Group”), and Dori Energy, with respect to an investment in Dori Energy. The Company holds 50% of Dori Energy that holds 18.75% of the share capital of Dorad Energy Ltd. (“Dorad”), which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”).

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy, Dori Energy and Dori Group have also entered into the Dori Shareholders Agreement (“Dori SHA”). The Dori SHA grants each of Dori Group and Ellomay Energy with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy for so long as Ellomay Energy holds at least 30% of Dori Energy.

On May 12, 2014, Dorad was issued production licenses for 20 years and a supply license for one year and, on May 19, 2014, Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034.

As of December 31, 2021, the fair value of the subordinated shareholder loans granted by the Company to Dori Energy amount to approximately NIS 29,902 thousand (approximately €8,495 thousand). The shareholder loans are linked to the Israeli CPI and bear an annual interest rate that is 3% higher than the interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the “senior debt” (5.1% as of December 31, 2021).

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

In February 2020, Dorad declared a dividend distribution of NIS 120,000 thousand (approximately €31,600 thousand based on the euro/NIS exchange rate at that time). In connection with such dividend distribution, in March 2020 Dori Energy received NIS 22,500 thousand (approximately €5,800 thousand based on the euro/NIS exchange rate at that time) and repaid an amount of NIS 10,250 thousand (approximately €2,560 thousand based on the euro/NIS exchange rate at that time) loan to the Company. On May 6, 2021, Dorad declared a dividend distribution of NIS 100,000 thousand (approximately €25,400 thousand based on the euro/NIS exchange rate at that time) and such dividend was distributed during May 2021.

In connection with such dividend distribution Dori Energy received NIS 18,750 thousand (approximately €4,770 thousand based on the euro/NIS exchange rate at that time) and repaid an amount of approximately NIS 9,000 thousand (approximately €2,259 thousand) loan to the Company.

F - 36

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

As of December 31, 2021, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, the Israeli Electric Company (“IEC”) and the Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 180,000 thousand (approximately €51,000 thousand). The Company's indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 16,000 thousand (approximately €4,500 thousand).

On December 24, 2018 the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2019” which in accordance the average production component will increase by about 3.3% from January 1, 2019 to the end of 2019. On December 23, 2019, the Israeli Electricity Authority published a decision regarding “Annual Electricity Rate Update 2020,” which, among other things, averaged a 7.9% decrease in the production component from January 1, 2020 to the end of 2020. On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and throughout 2021. On January 30, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022,” which provided for an increase in the average production component of approximately 13.5% from February 1, 2022 that will remain in effect through the end of 2022. On February 27, 2022, the Israeli Electricity Authority published a hearing regarding “Electricity Rates for Customers of IEC in 2022” which provided for a decrease in the average production component of approximately 3.7% from April 1, 2022 that will remain in effect through the end of 2022.

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These regulations sets the calculation mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. The Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect as of September 1, 2020.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers.

The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. At this point, based on the advice of legal counsel, Dorad informed the Company that it cannot estimate the outcome of this legal proceeding.

F - 37

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd) U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

The investment in Dori Energy is accounted for under the equity method.

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Dori Energy

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors at the time, Mr. Hemi Raphael, filed a petition (the “Petition”), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed originally against Zorlu Enerji Elektrik Uretim A.S, which holds 25% of Dorad (“Zorlu”), Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, and thereafter amended to add Mr. Ori Edelsburg (a director in Dorad) and affiliated companies.

The Petition requested, inter alia, that the court instruct the defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant.

On December 27, 2016, this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below, were moved to an arbitration proceeding. On February 23, 2017, a statement of claim was filed by Dori Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom Ltd. (“Edelcom”) and Edeltech Holdings 2006 Ltd. (“Edeltech”) in which they repeated their claims included in the Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad.

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

On October 1, 2017, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, filed a statement of claim in the arbitration proceedings. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the statement of claim filed by them in the arbitration proceeding and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael. In January 2018, the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad.
F - 38

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled. Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. The parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. Following the parties’ request for approval of a procedural arrangement regarding the submission of written summaries and the possible supplemental oral argument in all proceedings subject to arbitration, the arbitrator approved the various dates for submitting summaries, ending in May 2022.

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

F - 39

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant (the “Dorad 2 Project”), on the agenda of this meeting. Zorlu claimed that while the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts of Dorad’s funds.

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

F - 40

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd) U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)– Opening Motion filed by Zorlu (cont’d)

All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIC and the Dorad board members submitted their responses and requested that the petition be dismissed.

On December 8, 2019, an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Doard in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, Eilat-Ashkelon Infrastructure Services Ltd., one of the shareholders of Dorad, and its representatives on the Dorad board of directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zurlo and Edelcom each filed a response on September 13, 2020, asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file.

On June 28, 2021, the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications and bring its decisions to the board's approval. Dorad’s board of directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad board of directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. To the Company’s knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

F - 41

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Composition of the investments
	December 31
	2021	2020
	€ in thousands

Investment in shares	26,371	24,047
Long-term loans	8,495	8,745
Deferred interest	(837)	(558)
	34,029	32,234

Changes in investments

	2021	2020
Changes in equity and loans:	€ in thousands

Balance as at January 1	32,234	33,561
Long term loans extended	335	181
Repayment of long term loans	(2,259)	(2,560)
Interest and reevaluation in connection with long term loans	799	758
Deferred interest	57	56
Elimination of interest on loan from related party	(878)	(676)
The Company’s share of income	117	1,525
Foreign currency translation adjustments	3,624	(611)
Balance as at December 31	34,029	32,234

F - 42

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

	Rate of ownership	Current Assets	Non-current assets	Total assets	Current liabilities	Non-current liabilities	Total liabilities	Equity attributable to the owners of the Company	Company’s share	Surplus Costs and goodwill	Other Adjustments	Carrying Amount of investment
	%	€ in thousands
2021
Dori Energy	50	239	64,181	64,420	(125)	(15,871)	(15,996)	48,424	24,212	2,569	(410)	26,371

2020
Dori Energy	50	276	60,257	60,533	(256)	(16,885)	(17,141)	43,392	21,696	2,800	(449)	24,047

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other Adjustments	Company’s share of income of investee
	%	€ in thousands
2021
Dori Energy	50	(602)	(301)	878	(459)	118

2020
Dori Energy	50	2,619	1,310	676	(461)	1,525

F - 43

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

B.	Pumped Storage Projects

Pumped-storage project in the Manara Cliff in Israel -

On November 3, 2014, Ellomay Manara (2014) Ltd., the Company’s indirectly wholly-owned subsidiary (“Ellomay Manara”), consummated the acquisition of 75% of the rights in Agira Sheuva Electra, L.P. (the “Partnership”), as well as 75% of the holdings in Chashgal Elyon Ltd., which is the general partner in the Partnership (the “GP”), from Electra Ltd. (“Electra”), Ortam Sahar Engineering Ltd. (“Ortam”) and the Galilee Development Cooperative Ltd., an Israeli cooperative (“Galilee”). The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”). The Company and Ellomay Manara did not pay any consideration upon the acquisition and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the engineering, procurement, and construction contractor of the aforementioned project (the “EPC”) and immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara PSP, the Company and Ellomay Manara are jointly and severally liable to all the monetary obligations under these agreements.

In December 2018, the Company executed a settlement agreement (the “A.R.Z. Settlement Agreement”) with A.R.Z., an Israeli private company that at the time held 33.33% of Sheva Mizrakot. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. and Mr. Raanan Aloni against the Company and its affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance that occurred on February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly owned subsidiary that holds 75% of Ellomay PS, seized E.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021.

As of December 31, 2021, the Company paid an amount of approximately NIS 8,726 thousand (approximately €2,472 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts, which in the aggregate are not expected to exceed an amount of approximately NIS 20,600 thousand (approximately €5,850 thousand).

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

F - 44

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020, because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW. In June 2020, the Israeli Minister of Energy executed a new conditional license for the Manara PSP (the “Conditional License”), following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Conditional License included several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license.

The Conditional License is valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including financial closing, provision of guarantees and construction of the pumped storage hydro power plant).

In December 2020 Ellomay PS received a land assessment from the Israel Land Authority (“ILA”), in connection with the Manara PSP and paid approximately NIS 66,700 thousand including VAT (approximately €16,980 thousand) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP is planned to be constructed. The amount paid includes an amount of approximately NIS 9,900 thousand (approximately €2,520 thousand), excluding VAT, for royalties related to excess ground removal to the ILA.

On December 31, 2020, Ellomay PS received the conditional tariff approval for the project from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff became effective following financial closing in February 2021.

Manara PSP Project Finance

On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.22 billion (approximately €350 million based on the euro/NIS exchange rate as of December 31, 2021) including reevaluation to actual indexes similar to the PSP projected cost (see Note 11).

The owners of Ellomay PS undertook to provide aggregate financing of approximately NIS 353,000 thousand (approximately €100,000 thousand based on the euro/NIS exchange rate as of December 31, 2021), pro rata to their holdings in the Manara PSP. The commitment of the shareholders to provide such financing as well as their standby equity commitments are also linked to the Project Index in the same manner and timing as the long-term facilities, as described above.

Ellomay and Ampa Investments Ltd. (“Ampa”), which indirectly owns 16.667% of Ellomay PS, provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12,500 thousand (approximately €3,550 thousand based on the euro/NIS exchange rate as of December 31, 2021), pro rata to their holdings in the Manara PSP.

F - 45

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

This standby equity guarantee is linked and adjusted in the same manner and timing as the long term facilities, as described above.

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 37 million (approximately €10.5 million based on the euro/NIS exchange rate as of December 31, 2021).

Manara PSP EPC Agreement
In February 2021, Ellomay PS executed the EPC agreement for the construction of the Manara PSP (the “Manara PSP EPC Agreement”), under a “turnkey” contract with Electra Infrastructure Ltd., or Electra Infrastructure, one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.17 billion (approximately €332 million based on the euro/NIS exchange rate as of December 31, 2021) including reevaluation to the actual change in the index affecting the EPC Contract price until October 2021. In accordance with the Manara PSP EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, or Voith Hydro, was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara PSP.

Manara PSP O&M Agreement
In parallel to the execution of the Manara PSP EPC Agreement, Ellomay PS also executed an O&M agreement (the “Manara PSP O&M Agreement”), with Mekorot Israel National Water Co., the Israeli national water company, or Mekorot (which is fully owned by the Israeli Government), Voith Hydro and Verbund Hydro, one of the largest hydroelectric companies in Europe with extensive expertise in the operation of hydroelectric power plants, or, together, the Manara PSP O&M Contractors. The Manara PSP O&M Agreement provides that the Manara PSP O&M Contractors will be involved in the construction process through a mobilization period and that O&M services will be provided for a twenty-year period, during which Mekorot, Voith Hydro and Verbund will provide O&M services for the initial three years, with Mekorot providing O&M services exclusively for the remaining 17 years.

Notice to commence the construction works was issued to Electra Infrastructure Ltd., the EPC contractor of the Manara PSP in April 2021. The Construction period of the Manara PSP is expected to be 62.5 months.

In 2020, the Company recorded under project development costs approximately €925 thousand attributable to consultancy expenses for the planned construction of Manara PSP power plant. Commencing the fourth quarter of 2020, as it was probable that the Company will enjoy future economic benefits in connection with the Manara PSP, expenses in connection with the Manara PSP are capitalized as assets. As at December 31, 2021, €79,092 thousand were capitalized as assets.

F - 46

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Loan to PSP Gilboa and Related Receivables

In June 2020, following the commencement of operations of a pumped storage project in the Gilboa, Israel, the Company received an amount of approximately NIS 5,500 thousand (approximately €1,418 thousand) from A.R.Z. Electricity Ltd. (“A.R.Z.”). The amount was due to us as part of an agreement between us and A.R.Z. related to the repayment of a loan the Company provided to A.R.Z. during 2013 and is the second and last installment under such agreement.

C.	Development of PV Projects in Italy

First Framework Agreement

In November 2019, Ellomay Luxembourg executed a Framework Agreement (the “First Framework Agreement”), with an established and experienced European developer and contractor. Pursuant to the First Framework Agreement, the developer will scout and develop photovoltaic greenfield projects in Italy with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. The First Framework Agreement provides that each project will be presented to Ellomay Luxembourg when it becomes “ready to build”. Thereafter, if Ellomay Luxembourg accepts the project, the developer is obligated to transfer to Ellomay Luxembourg 100% of the share capital of the entity that holds the rights to the project. With respect to each project, subject to the conditions set forth in the First Framework Agreement, Ellomay Luxembourg will enter into engineering, procurement and construction, or EPC, and O&M contracts with the developer to construct and operate the projects.

The First Framework Agreement provides that when the first project under the First Framework Agreement achieves the positive environmental impact assessment, the parties will negotiate the terms of a model lump-sum, turnkey EPC contract and O&M contract that will be executed with the developer in connection with all projects acquired under the First Framework Agreement.

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1,250 thousand and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In September 2020, Ellomay Luxembourg paid an additional advance payment in the amount of approximately €304 thousand. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.
Second Framework Agreement

In December 2019, Ellomay Luxembourg executed an additional Framework Agreement (the “Second Framework Agreement”), with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a forty-one month period. The Second Framework Agreement provides that the developer will offer all projects identified during the term of the Second Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches the “ready to build” status.

F - 47

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont'd)

C.	Development of PV Projects in Italy (cont’d) Second Framework Agreement (cont’d)

The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a ready to build. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a “ready to build” status.

Currently development is progressing as planned. In April 2021, the Second Framework Agreement was amended and the target of reaching an aggregate “ready to build” authorized capacity of at least 265 MW was increased to 365 MW.

In February 2022, EPC agreements were entered with respect to the first two projects with an aggregate capacity of approximately 20 MW. Such EPC agreements are subject granting of Notice to Proceed to the EPC contractor.

The advancement and development of projects that will become part of the First and Second Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will reach “ready to build” status and as to the number and aggregate capacity of projects that Ellomay Luxembourg will decide to acquire or the success in completing construction of any of such projects. Any future decision with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made.

Composition of Advances on account of investments

	December 31
	2021		2020
	€ in thousands
On account of the Manara PSP	(*	)	869
On account of Development of PV Projects in Italy	1,554		1,554
	1,554		2,423

(*) Advances on account of the Manara PSP were classified to fixed assets. See Note 6B.

D.	Subsidiaries -

1.	Biogas Projects in the Netherlands

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

F - 48

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Groen Gas Gelderland Anaerobic Digestion Project -
On December 1, 2020, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg, acquired all issued and outstanding shares of GG Gelderland that owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that enables it to produce approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year. The Company paid €1,567 thousand for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5,897 thousand was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020 for the repayment of other existing loans as at the date of the acquisition. The previous owners were also entitled to receive an additional amount estimated at €493 thousand in connection with subsidy payments from the Dutch Government. The actual amount, that was higher than estimated and amounted to approximately €680 thousand, was paid during 2021. During 2021, Ellomay Luxembourg received an insurance reimbursement amounting to €187 thousand in connection with the warranty and indemnity insurance relating to the acquisition of GG Gelderland.

Identifiable assets acquired and liabilities assumed:

€ thousands
Trade and other receivables	1,243
Deferred tax	488
Right of use asset	355
Fixed assets, net	13,961
Trade and other payables	(1,717)
Lease liability	(355)
Loans and borrowings	(6,511)
Net identifiable assets	7,464

F - 49

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Assessment of value in use
During 2021, the Company assessed the value in use of its Biogas plants in the Netherlands in light of operating losses suffered by these projects in previous years and lower results than forecasted for 2021. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 5.8%. The examination concluded that the value in use of the plants is higher than the carrying value of the plants and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including, the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, by technical malfunctions and by other circumstances that influence the operation of the plants.

2.	PV Projects in Spain

Regulatory update –

On September 16, 2021, Royal Decree-Law 17/2021, of September 14, or RD-law 17/2021, entered into force. From the entry into force of RD-law 17/2021, and until March 31, 2022, a temporary adjustment in the remuneration of certain generation facilities is foreseen, in proportion to the higher income obtained by such facilities due to the internalization in the price of electricity in the wholesale market of the increase in the price of natural gas in international markets by the marginal emitting technologies.

However, the following are excluded from the scope of application of RD-law 17/2021: (i) production facilities in the electricity systems of the non-peninsular territories, (ii) production facilities that have a recognized remunerative framework (installations under the specific remuneration regime and the economic regime for renewable from auctions) and (iii) production facilities with net power equal to or less than 10 MW, regardless of the date of commissioning.

F - 50

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d)

In addition, the remuneration reduction mechanism will not apply to the part of the energy produced by generation facilities which is subject to a fixed price (physical or financial) PPA either: (i) entered before September 16, 2021, or (ii) entered into on or after September 16, 2021 if the PPA term is more than one year.

Producers likely to be affected by the reduction will have to submit to REE a responsible statement and supporting documentation on the energy covered by contracting instruments. The Talasol PV Plant is affected by this measure (with respect to the portion of its revenues that is not covered by the PPA) and has submitted the required statement and documentation every month since the entry into force of RD-law 17/2021.

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

In June 2018 Talasol, entered into an engineering, procurement & construction agreement (the “EPC Agreement”) with METKA EGN Limited (“METKA EGN”). The EPC Agreement provides a fixed and lump-sum amount of €192.5 million for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Talasol Project and the ancillary facilities for injecting power into the grid, including a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services. The EPC Agreement includes standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Project for a period of 10 years (the “PPA”).

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

F - 51

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d) The Talasol Project (cont'd) -

In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately €177,000 thousand (the "Project Finance"). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank (“EIB”) under the Investment Plan for Europe known as the Juncker Plan. On April 30, 2019, the Talasol Project reached financial closing (see Note 11).

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

The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020. PAC (preliminary acceptance certificate) was achieved on January 27, 2021, upon which the Company commenced recognition of revenues and expenses.

F - 52

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d) The Talasol Project (cont’d) -

In December 2021, the Talasol Project entered into a New Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol New Facilities Agreement”). Financial closing of the Talasol New Facilities Agreement was achieved in January 2022 (see Note 11).

The uses of the Talasol New Financing amount are as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider (the “Talasol PPA Security Fund”) (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) an expected special dividend to Talasol’s shareholders in an amount of approximately €30 million.

The Ellomay Solar Project —

Ellomay Solar S.L.U. (“Ellomay Solar”), wholly owned by Ellomay Luxembourg, is promoting the construction of a photovoltaic plant with an installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar Project”). On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Project (the “EPC Agreement”) with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit. The EPC Agreement provides a fixed and lump-sum amount of €15.82 million, for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Project and the ancillary facilities for injecting power into the grid and performance of two years of O&M services.

The EPC Agreement includes additional standard provisions, including with respect to liquidated damages in connection with delays and performance, performance guarantees, suspension and termination. METKA EGN Spain is expected to complete the works under the EPC Agreement within a period of 9 months from receipt of the Notice to Proceed. The early works commenced on March 1, 2021. Notice to Proceed was granted to the EPC contractor on June 7, 2021. The Ellomay Solar Project is waiting for final permits and the achievement of PAC (preliminary acceptance certificate) of the photovoltaic plant held by Ellomay Solar is expected by the end of April 2022.

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

F - 53

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

The Sale and Purchase Agreement governing the sale of the subsidiaries and the receivables includes customary representations and warranties and indemnification mechanisms, including specific indemnification for existing risks for a limited time as follows:

1.	Indemnification in the amount of up to €250 thousand in connection with potential tax liabilities (until December 31, 2023).
2.	Indemnification in the amount of up to €500 thousand in connection with potential incentive reduction under limited circumstances in one of the Italian subsidiaries sold (until December 31, 2023).
3.
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

F - 54

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

4.	Israeli Service Concession project

In June 2017, the Company executed an agreement (the “Talmei Yosef Agreement”) to acquire 100% of the equity of an Israeli company (“Talmei Yosef”) that owns (through its subsidiaries) a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Project”). The Talmei Yosef Project is primarily financed by an Israeli consortium led by Israel Discount Bank.

The Company performed an analysis of the fair value of identifiable assets acquired and liabilities assumed by applying a discounted cash-flow method. In accordance with IFRIC 12, the portion of the consideration to receive from the IEC reflecting the Company's right to charge for services it provides in connection with the operation of the Talmei Yosef PV Plant, is classified as an intangible asset. The intangible asset was recorded at the acquisition in the amount of €5,505 thousand that will be amortized until the end of the service concession agreement with the IEC with Talmei Yosef.

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

Asset from concession project
€ in thousands
Balance as at December 31, 2021	28,693
Less current maturities	1,784
Asset from concession project	26,909

F - 55

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 7 - Trade and Other Receivables and Assets

	December 31
	2021	2020
	€ in thousands
Current Assets - Trade and Other receivables:
Government authorities	1,602	3,232
Income receivable	3,794	3,420
Interest receivable	3	36
Current tax	76	32
Trade receivable	598	382
Inventory	640	306
Derivatives (see Note 21)	639	78
Prepaid expenses and other	2,135	2,339
	9,487	9,825
Non-current Assets - Long term receivables:
Prepaid expenses associated with long term loans	4,787	2,731
Annual rent deposits	33	30
Loans to others	568	-
Other	-	1
	5,388	2,762

F - 56

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 8 - Fixed assets

	Photovoltaic Plants	Pumped storage	Biogas installations	Office furniture and equipment	Leasehold Improvements	Total
	€ in thousands
Cost
Balance as at January 1, 2020	102,784	-	19,588	147	52	122,571
Additions	120,842	16,607	558	38	-	138,045
New companies	-	-	*13,961	-	-	13,961
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(5)	-	(5)
Balance as at December 31, 2020	223,626	16,607	34,107	180	-	274,520

Balance as at January 1, 2021	223,626	16,607	34,107	180	-	274,520
Additions	26,529	62,285	1,085	8	-	89,907
Effect of changes in exchange rates	-	-	-	2	-	2
Balance as at December 31, 2021	250,155	78,892	35,192	190	-	364,429

Depreciation
Balance as at January 1, 2020	5,456	-	2,545	129	52	8,182
Depreciation for the year	830	-	1,457	12	-	2,299
Disposals	-	-	-	-	(52)	(52)
Effect of changes in exchange rates	-	-	-	(4)	-	(4)
Balance as at December 31, 2020	6,286	-	4,002	137	-	10,425

Balance as at January 1, 2021	6,286	-	4,002	137	-	10,425
Depreciation for the year	10,971	-	2,950	16	-	13,937
Effect of changes in exchange rates	-	-	-	2	-	2
Balance as at December 31, 2021	17,257	-	6,952	155	-	24,364

Carrying amounts
As at January 1, 2020	97,328	-	17,043	18	-	114,389
As at December 31, 2020	217,340	16,607	30,105	43	-	264,095
As at December 31, 2021	232,898	78,892	28,240	35	-	340,065

* See Note 6D1, Reclassified

F - 57

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 8 - Fixed assets (cont’d)

Investment in Photovoltaic Plants
As December 31, 2021, the Company indirectly owns six PV Plants that are connected to their respective national grids and operating as follows: (i) four photovoltaic plants in Spain with an aggregate installed capacity of approximately 7.9 MW, (ii) 51% of Talasol Project, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns Ellomay Solar Project, that is constructing a PV Plant with installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (see Note 6D2).

In connection with PV Plants owned by the Company as (including the Ellomay Solar Project), the Company recorded as of December 31, 2021, fixed assets at an aggregate value of approximately €250,155 thousand, in accordance with actual costs incurred. Depreciation with respect to the PV Plants in Spain is calculated using the straight-line method over 20-25 years commencing from the connection to the national grid that represent the estimated useful lives of the assets. During the year ended December 31, 2021, the Company recorded depreciation expenses with respect to its PV Plants in Spain of approximately €10,971 thousand.

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2021:

PV Plant Title	Nominal Capacity	Connection to Grid	Cost included in the Book value as at December 31, 2021
			€ in thousands
“Ellomay Spain – Rinconada II”	2,275 kWp	June 2010	5,509
“Rodríguez I”	1,675 kWp	November 2011	3,662
“Rodríguez II”	2,691 kWp	November 2011	6,631
“Fuente Librilla”	1,248 kWp	June 2011	3,212
"Talasol"	300 MWP	January 2021	219,048
“Ellomay Solar”	28 MWP	under construction	12,093

Investment in Biogas Installations
In connection with the Company’s three Biogas Installations (see Note 6D1), the Company recorded as of December 31, 2021, fixed assets at an aggregate value of approximately €38,464 thousand, in accordance with actual costs incurred.

Depreciation with respect to the Biogas Installations is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated period of the license. During the year ended December 31, 2021, the Company recorded depreciation expenses with respect to its Biogas Installations in the Netherlands of approximately €2,950 thousand.

Investment in Pumped Storage Project
Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP, expenses in connection with the Manara PSP are capitalized as assets. In connection with the Manara PSP (see Note 6B), the Company recorded as of December 31, 2021, fixed assets at an aggregate value of approximately €79,092 thousand, in accordance with actual costs incurred.

Capitalized borrowing costs
In the reporting period borrowing costs in the amount of €2,922 thousand were capitalized to qualifying assets for the year 2021. Those expenses are related to the construction of the Talasol PV Plant and Manara PSP.

F - 58

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 9 - Other Payables

	December 31
	2021	2020
	€ in thousands
Employees and payroll accruals	336	278
Government authorities	1,337	213
Forward contracts closed (1)	527	666
Deferred revenues	2,753	-
Accrued expenses connected to Manara PSP	9,782	310
Accrued expenses	5,142	2,066
Current tax	929	60
	20,806	3,593

(1)	The Company closed euro/USD forward contracts with an accumulated loss of approximately €527 thousand (approximately $596.5 thousand) that are expected to be paid in 2022.
Note 10 - Current maturities of long term loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2020 and 2021	2021	2020
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2-3.55	128,204	8,470
	Consumer price index in Israel	4.65	2,024	1,762
			126,180	10,232

	Linkage	Interest rate	December 31	December 31
	terms	2020 and 2021	2021	2020
		%	€ in thousands
Current maturities of other long term loans	EURIBOR	5.27	16,401	4,021
			16,401	4,021

F - 59

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2020 and 2021	2021	2020
		%	€ in thousands
Bank loans	EURIBOR	2-3.55	147,446	127,470
	Consumer price index in Israel	4.65	17,827	17,282
			165,273	144,752

	Linkage	Interest rate	December 31	December 31
	terms	2020 and 2021	2021	2020
		%	€ in thousands
Other long term loans	EURIBOR	5.27	45,949	47,563
		3-7%	7,673	5,854
			53,622	53,417

Israel - Loans details

1.
The Company’s 83.333% owned Israeli subsidiary promoting the Manara PSP, entered into a loan agreement with the owner of the remaining 16.667% of its outstanding shares (Ampa). The unpaid balance (principal and interest) of the loan will bear interest at an annual rate in accordance with the interest rate for the purpose of Section 3(j) of the Israeli Income Tax Ordinance in accordance with the provisions of Regulation 2(a) of the Income Tax Regulations (Determination of Interest Rate for the Purpose of Section 3(j)), 1986. At the beginning of 2021, Ellomay PS entered into a new agreement according to which Ampa’s debt will be split into 2 separate loans, an interest-bearing loan at a rate of 7% linked to the consumer price index (senior international debt), and a Mezzanine loan (an internationally inferior debt) bearing an interest rate of 5%. The maturity date of this loan is December 31, 2027 and forward. As of December 31, 2021, the amount of the loan is €6,898 thousand.

2.
On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance is in the aggregate amount of NIS 1.22 billion (approximately €350 million based on the euro/NIS exchange rate as of December 31, 2021) including reevaluation according to actual indexes for the period since financial close and until October 2021. This aggregate amount represents the real (non-indexed) value of the project finance long term facilities. Such amount, as well as the standby facilities, is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”), on a yearly basis during the first 4 years of construction, and thereafter semi-annually until construction end.

F - 60

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Loans details (cont’d)

The Manara PSP Project Finance includes: (i) a Senior Secured Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan drawdown, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model.

The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 146 million (approximately €41 million based on the euro/NIS exchange rate as of December 31, 2021).

The Average Annual Debt Service Cover Ratio (ADSCR) was 1.35:1.00 under the base case financial model for the Senior Secured Tranche. In January 2022, shortly prior to the first utilization of funds under the long-term facilities, such ratio was amended to 1.34:1.00.

The owners of Ellomay PS undertook to provide aggregate financing of approximately NIS 353,000 thousand (approximately €100,000 thousand based on the euro/NIS exchange rate as of December 31, 2021), pro rata to their holdings in the Manara PSP. The commitment of the owners to provide such financing as well as their standby equity commitments are also linked to the Project Index in the same manner and timing as the long term facilities, as described above.

The Manara PSP Project Finance includes mandatory cash sweeps upon certain cover ratio and other events with respect to the Senior Secured Tranche, Cash sweep payments in connection with the Subordinated Secured Tranche as mentioned above and other lender protection mechanisms. In addition, the Manara PSP Project Finance agreement permits the owners of the Manara PSP to withdraw a developers’ fee at the Actual Completion Date (as such term is defined in the Manara PSP Project Finance agreement) of the Manara PSP, subject to availability of funding in the Standby Facility at the time and provided the Average ADSCR at the time is not less than a certain ratio.

Ellomay and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12,500 thousand (approximately €3,550 thousand based on the euro/NIS exchange rate as of December 31, 2021), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked and adjusted in the same manner and timing as the long term facilities, as described above.

F - 61

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Loans details (cont’d)

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 37 million (approximately €10.5 million based on the euro/NIS exchange rate as of December 31, 2021).

In January 2022, subsequent to the balance sheet date, Ellomay PS completed all the preliminary conditions for the first withdrawal under the Manara PSP Project Finance and executed the first withdrawal in the amount of approximately NIS 75,000 thousand (approximately €21,300 thousand based on the euro/NIS exchange rate as of December 31, 2021), This amount was drawn from the Senior Secured Tranche and the Subordinated Secured B Tranche pro-rata.

3.
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

As of December 31, 2021, the financial covenants were met.

F - 62

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans (cont’d)

B.	Loans details (cont’d)

Bio Gas - The Netherland - Loans details

1.
Groen Goor and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% for the first five years) and €2,090 thousand, (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. The amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP; (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

2.
Groen Gas Oude-Tonge and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% for the first five years), €1,540 thousand (with a fixed interest rate of 2.9% for the first five years) and €160 thousand, (with a fixed interest rate of 3.4% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans.

     In connection with the Goor Loan Agreement and the Oude Tonge Loan Agreement Ellomay Luxembourg, the Company wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge, as applicable, will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity (including owners loans) to total assets ratio of Groen Goor is less than 40%, (c) that in the event the equity (including owners loans) to total assets ratio of Groen Goor and Groen Gas Oude Tonge will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge, as applicable, and up to a maximum of €1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

As of December 31, 2021, the financial covenants were met.

F - 63

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

F - 64

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

The regulatory value of the photovoltaic plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1. As of December 31, 2021, the financial covenants were met.

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

Talasol - Loans details

1.
On April 30, 2019, the Talasol Project reached financial closing in the aggregate amount of approximately €158.5 million (“the Project Finance”). The Project Finance consists of several facilities from Deutsche Bank AG and from the European Investment Bank (“EIB”). The Talasol Project Finance includes the following facilities:

(a) a term facility in the amount of approximately €65.9 million, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR (with a zero floor and synchronous with the applicable interest period described below) plus a margin determined based on the stage of the Talasol Project. The applicable margins are: (i) 2.25% until technical completion, (ii) 2% from technical completion until the 5th anniversary of technical completion, (iii) 2.25% from the 5th anniversary of technical completion until the termination date of the PPA (see Note 21) (i.e., September 30, 2030), and (iv) 2.5% from the termination date of the PPA until the end of the term of the commercial term facility. As of December 31, 2021, an amount of €65.9 million was withdrawals on account of this facility;

F - 65

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

(e) a term facility in the amount of €65 million from EIB, granted under the Investment Plan for Europe known as the Juncker Plan, with a term ending on September 30, 2033, repaid in unequal sculptured semi-annual installments. Loan amounts drawn from this facility will bear an annual interest of EURIBOR synchronous with the applicable interest period plus a margin (expected to be 1.76%). As of December 31, 2021, the Company made €65 million withdrawals on account of this facility; and

(f) a revolving debt service reserve facility from the EIB in the amount of €4.45 million granted by EIB under the Investment Plan for Europe, with a term ending on the earlier of: (i) September 30, 2033 or (ii) the date on which the commercial term loan set forth under (e) above has been repaid in full. Loans drawn from this facility will bear an annual interest of 6 month EURIBOR (with a zero floor) plus a margin, which is expected to be similar to the CFL Debt Service Reserve Facility under (b) above.

During the construction period, interest payments on the term, revolving debt and VAT facilities are made on a monthly basis, and semi-annually thereafter (commencing March 31, 2021). The VAT facilities’ interest period, however, remains on a monthly basis. The agreements executed in connection with the Talasol Project Finance provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties and covenants, including covenants to maintain a Historic and Projected DSCR not lower than 1.05:1, and not to make distributions in the event that: (i) the Historic and Projected DSCR will be lower than 1.15:1.0 and (ii) the Loan Life Cover Ratio will be lower than 1.20:1.0. The facilities provided by the EIB include certain other representations and undertakings mandated by applicable EU regulation. As of December 31, 2021, the financial covenants were met.

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

F - 66

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

In December 2021, the Talasol Project entered into a New Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol New Facilities Agreement”). Financial closing of the Talasol New Facilities Agreement was achieved in January 2022. The Talasol New Facilities Agreement provides for the provision of two tranches:

(a)	a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and
(b)	a term loan in the amount of €20 million of which the final maturity date is December 31, 2042.

Principal and interest repayment are made on a semi-annual basis, end of June and end of December.

The weighted average life of the New Talasol Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the Current Talasol Financing. The Talasol New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in the Current Talasol Financing.

The agreements executed in connection with the Talasol New Financing provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties, and covenants, including covenants to maintain a Historic and Forecast DSCR equal to at least 1.05x. Moreover, Talasol undertook not to make distributions in the event that: (i) the Historic and Forecast DSCR will be lower than 1.10x until the expiration date of the PPA and equal to at least 1.25x thereafter and (ii) the Loan Life Cover Ratio will be lower than 1.30x from the expiration date of the PPA and until maturity.

F - 67

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans details (cont’d)

The Talasol New Financing documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxembourg and the other shareholders of Talasol), (ii) pledges over credit rights under certain accounts, (iii) pledges over credit rights under certain Talasol Project’s documents, (iv) pledges over credit rights under the shareholders loans, (v) security assignment of receivables in connection with the PPA, (vi) promissory equipment mortgage and (vii) mortgage on all solar modules and power inverters comprised in the project.

The uses of the Talasol New Financing amount are as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider (the “Talasol PPA Security Fund”) (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) an expected special dividend to Talasol’s shareholders in an amount of approximately €30 million.

The Talasol PPA Security Fund will be reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA.

As of December 31, 2021, the outstanding balance of the existing Talasol Project Finance was presented under short-term liabilities as a result of the execution of the New Facilities Agreement and the expected repayment of the existing Talasol Project Finance.

2.
On April 30, 2019, following the financial closing of Talasol Project and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2021, the amount of the loan is €45,949 thousand.

B.            The aggregate annual maturities are as follows:

	December 31	December 31
	2021	2020
	€ in thousands
Second year	7,402	12,910
Third year	7,849	13,034
Fourth year	7,623	12,539
Fifth year	6,524	13,264
Sixth year and thereafter	46,916	132,169

Long-term loans	76,314	183,916
Current maturities	142,581	14,253
	218,895	198,169

F - 68

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 11 - Loans (cont’d)

C.
In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions linked to the Euribor, the Company executed swap transactions. For more information, see Note 21.

D.	Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2021		198,169	82,724	280,893
Changes from financing cash flows
Proceeds from issue of debentures	12	-	71,398	71,398
Repayment of Debentures	12	-	(30,730)	(30,730)
Receipt of loans	11	32,947	-	32,947
Repayment of loans	11	(27,587)	-	(27,587)
Accrued interest	11	2,598	-	2,598
Transaction costs related to borrowings		9,978	567	10,545
Total net financing cash flows		216,105	123,959	340,064

Effect of changes in foreign exchange rates		2,790	13,340	16,130

Balance as at December 31, 2021		218,895	137,299	356,194

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2021		December 31, 2020
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	139,664	137,299	83,499	82,724
Less current maturities	20,342	19,806	10,849	10,600
Total long-term debentures	119,322	117,493	72,650	72,124

B.	Debentures – Details

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

F - 69

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series A Debentures (cont’d)

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

The Series A Debentures bore a fixed interest at the rate of 4.6% per year and were not linked to the Israeli CPI or otherwise and they were due to be fully repaid in 2023.

In December 2019, the Company announced the early repayment of the entire outstanding principal of the Company’s Series A Debentures pursuant to the terms of the deed of trust governing these Debentures. The early repayment amount was the sum of approximately NIS 80,100 thousand (approximately €20,800 thousand) in principal, the sum of approximately NIS 50 thousand (approximately €10 thousand) in accrued interest and a prepayment charge of approximately NIS 5,700 thousand (approximately €1,500 thousand), amounting to an aggregate repayment amount of approximately NIS 85,900 thousand (approximately €22,300 thousand). On December 30, 2019, the funds designated for such repayment were transferred to the nominee company.

Series B Debentures

On March 14, 2017, the Company issued Series B Nonconvertible Debentures due June 30, 2024 in a public offering in Israel in the aggregate principal amount of NIS 123,232 thousand (approximately €31,700 thousand based on the euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 123,232 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions (partially paid in 2016), were approximately NIS 121,400 thousand (approximately €31,200 thousand). The Series B Debentures originally bore a fixed annual interest rate of 3.44%. The Series B Debentures were originally rated Baa1.il /Stable, on a local scale, by Midroog Ltd.

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

F - 70

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series B Debentures (cont’d)

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

On February 28, 2021, the Company announced that it will fully repay the Series B Debentures and on March 18, 2021, the Series B Debentures were repaid in full. Pursuant to the terms of the deed of trust governing the Series B Debentures, the early repayment amount consisted of a principal payment in the amount of approximately NIS 86,300 thousand (approximately €21,500 thousand), accrued interest in the amount of approximately NIS 700 thousand (approximately €160 thousand) and a prepayment charge of approximately NIS 3,400 thousand (approximately €860 thousand), amounting to an aggregate repayment amount of approximately NIS 90,400 thousand (approximately €22,500 thousand).

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand with a euro notional principal. Such currency swap transactions qualified for hedge accounting. Following the repayment of the Series B Debentures, the Company realized the currency swap in the amount of €246 thousand.

Series C Debentures

On July 25, 2019, the Company issued Series C Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89,065 thousand (approximately €22,690 thousand based on the Euro/NIS exchange rate at that time). The Series C Debentures bear fixed interest at the rate of 3.3% per year and are not linked to the Israeli CPI or otherwise. The gross proceeds of the offering were NIS 89,065 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87,600 thousand (approximately €22,317 thousand).

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture and a of Series 1 Options (see Note 16A). The Company issued an aggregate principal amount of NIS 154,000 thousand (approximately €38,500 thousand) of Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering were NIS 164,200 thousand (approximately €41,100 thousand) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162,400 thousand (approximately €40,300 thousand).

On February 23, 2021, the Company issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100,939 thousand (approximately €28,677 thousand based on the Euro /NIS exchange rate as of December 31, 2021). The gross proceeds from the offering were NIS 102,400 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101,500 thousand (approximately €28,836 thousand based on the Euro /NIS exchange rate as of December 31, 2021).

F - 71

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

In October 2021, the Company issued additional Series C Debentures in an aggregate principal amount of NIS 120,000 thousand (approximately €32,100 thousand) to Israeli classified investors in a private placement for an aggregate gross consideration of approximately NIS 121,600 thousand (approximately €32,529 thousand), reflecting a price of NIS 1.0135 per NIS 1 principal amount.

In order to manage the currency risk resulting from the Series C Debentures, which are denominated in NIS, the Company executed currency swap transactions in March 2021. The Company exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100,000 thousand with a euro notional principal. Such currency swap transactions qualify for hedge accounting.

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

1.
the Company’s balance sheet equity, on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the update of the annual interest provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of the Company’s subsidiaries, or, together, the Net Financial Debt, to (b) the Company’s equity (which the Company calculate in line with the definition of Balance Sheet Equity in the Series C Deed of Trust), on a consolidated basis, plus the Net Financial Debt (the “CAP, Net”), to which the Company refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

F - 72

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

3.
The ratio of (a) the Company’s Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters (the “Adjusted EBITDA”), to which the Company refer to herein as the Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

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

As of December 31, 2021, the financial covenants were met.

Series D Convertible Debentures

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €17,614 thousand based on the Euro/NIS exchange rate as of December 31, 2021). The principal amount of the Series D Convertible Debentures is repayable in one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021, through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €46.9 based on the Euro /NIS exchange rate as of December 31, 2021), subject to adjustments upon customary terms. The Series D Convertible Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €17,557 thousand based on the Euro/NIS exchange rate as of December 31, 2021). Of the total proceeds, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2021, the amount of the liability was €1,132 thousand.

F - 73

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series D Convertible Debentures (cont'd)

The Series D Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of the Company assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company do not meet each standard and up to an increase of 0.75% in the annual interest rate.

The Series D Deed of Trust does not restrict the Company ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Convertible Debentures up to an aggregate par value of NIS 200 million provided that: (i) The Company is not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of its material obligations to the holders of the Series D Convertible Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm the Company compliance with the financial covenants included in the distribution undertaking Series D Deed of Trust and (iii) to the extent the Series D Convertible Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Convertible Debentures.

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

1.
The Company Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the update of the annual interest provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series D Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series D Net Financial Debt, to (b) The Company Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series D Net Financial Debt, or its CAP, Net, to which the Company refer herein as the Series D Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 68% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the updated of the annual interest provision; and

3.
The ratio of (a) the Company Series D Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from its operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters (the “Series D Adjusted EBITDA”), to which the Company refer to herein as the Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

F - 74

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series D Convertible Debentures (cont’d)

The Series D Deed of Trust includes similar conditions to the Company ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company shareholders as are included in the Series C Deed of Trust and set forth above.

The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Adjusted Balance Sheet Equity not lower than €85 million, (ii) Ratio of Series D Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company do not meet all of the Company material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2021, the financial covenants were met.

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2021	2020
	€ in thousands
Second year	19,824	13,716
Third year	40,195	15,322
Fourth year	40,263	24,629
Fifth year	17,211	18,457

Long-term Debentures	117,493	72,124
Current maturities	19,806	10,600
	137,299	82,724

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2021	2020
	€ in thousands
Forward contracts closed	-	486
Warrants Liability (refer to Note16)	2,196	2,451
Other liabilities (see note 6 B)	1,665	-
Liabilities for employees benefits	44	27

	3,905	2,964

F - 75

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 14 - Leases

Leases in which the Company is the lessee

The Company has lease agreements with respect to the following items:

1.	Lands;
2.	Machinery equipment

1.	Information regarding material lease agreements entered into during the period

Ellomay PS leases land in Israel from private lessors for a period of 24 years and 11 month, on which it sets up Manara PSP site. The contractual period of the aforesaid lease agreements ends on July 2046. Ellomay PS will pay capitalized rents in the total amount of NIS 28,800 thousand to the private lessors, not including VAT. The discounted rent is linked to the consumer price index and constitutes an advance payment for the entire rental period. In addition, Ellomay PS will pay a regular quarterly rent of approximately NIS 165 thousand per quarter, not including VAT. The quarterly rent will increase by 2% every 3 years and is linked to the consumer price index.

A lease liability in the amount of €10,629 thousand and right-of-use asset in the amount of €10,629 thousand have been recognized in the statement of financial position in April, 2021 in respect of leases of land. A total amount of €4,165 thousand paid to the lessors during 2021.

2.	Right-of-use assets

	Gelderland	Spain	Talasol	Talmei Yosef	Pumped storage	Total
		€ in thousands
Cost

Balance as at January 1, 2021	355	3,024	12,686	1,672	-	17,737
lease agreements entered into during the period	-	-	-	-	10,629	10,629
Other	-	-	(4,526)	(18)	48	(4,496)
Effect of changes in exchange rates	-	-	-	168	888	1,056
Balance as at December 31, 2021	355	3,024	8,160	1,822	11,565	24,926

Depreciation

Balance as at January 1, 2021	-	150	169	209	-	528
Depreciation for the year	185	119	404	110	213	1,031
Balance as at December 31, 2021	185	269	573	319	213	1,559

Carrying amounts
As at January 1, 2020	-	1,160	12,656	1,585	-	15,401
As at December 31, 2020	355	2,874	12,517	1,463	-	17,209
As at December 31, 2021	170	2,755	7,587	1,503	11,352	23,367

F - 76

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 14 - Leases (cont'd)

3.            Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2021
€ in thousands
Less than one year	4,329
One to five years	2,668
More than five years	13,132

Total	20,129

Current maturities of lease liability	4,329

Long-term lease liability	15,800

4.            Additional information on leases

(a)	Amounts recognized in profit or loss

	2021	2020	2019
	€ in thousands

Interest expenses on lease liability	367	494	341

(b)	Short-term leases

As mentioned in Note 3J regarding significant accounting policies, the Company accounts for short-term leases and leases of low-value assets as expense on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space.

F - 77

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 15 - Transactions and Balances with Related Parties

A.
On December 30, 2008, the Company’s shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership (“Kanir”), the one of the Company’s controlling shareholders, and Meisaf Blue & White Holdings Ltd. (“Meisaf”), a company controlled by the Company’s chairman of the board and controlling shareholder, effective as of March 31, 2008 (the “Previous Management Agreement”). The updated aggregate annual management fee under the Previous Management Agreement was $400 thousand.

At the annual shareholders meeting held on August 12, 2021, the Company’s shareholders approved, following the approval by the Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021 (the “Management Agreement”), which provides, among other things, for the payment of NIS 1,386 thousand, (approximately €394 million) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as the Company Chairman of the Board in no less than a 77% position and the payment of NIS 1,800 million (approximately €511 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich (“Keystone”) (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as the Company Chief Executive Officer in a full-time position.

Pursuant to the Management Agreement, Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist us in all aspects of the management of our company and advise as required from time to time by us, including provision of Chairman, CEO and Board services as detailed above. The Management Agreement is valid until June 30, 2024 or until its earlier termination in accordance with its terms.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company's chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

B.	Compensation to key management personnel and interested parties (including directors)

Directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by, or provide consulting services to, the Company:

	Year ended December 31
	2021		2020		2019
	Number of		Number of		Number of
	People	Amount	People	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	3	763	3	880	3	689
Post-employment
Benefits	2	61	2	62	2	56
Share-based payments	3	68	1	-	1	29

* Including retired employees that were not employed throughout the entire year.

F - 78

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 15 - Transactions and Balances with Related Parties (cont'd)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

Compensation to directors (excluding compensation paid under the Management Agreement):

	Year ended December 31
	2021		2020		2019
	Number of		Number of		Number of
	people	Amount	people	Amount	People (*)	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to
directors not employed
by the Company	4	72	3	63	3	72
Share-based payments	4	10	3	34	3	9

C.	Debts and loans to related and interested parties

	The terms of the loan		Balance as at December 31		Interest income recognized in statement of income for the year ended December 31
	Interest	Linkage
	rate	base	2021	2020	2021	2020	2019
	%		€ thousands
Dori Energy	8.1 (*)	NIS+CPI	8,495	8,745	821	620	814

(*) See Note 6A

Note 16 - Equity

A.	Composition of share capital

	December 31, 2021			December 31, 2020			December 31, 2019
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares

Ordinary shares Of NIS 10.00 par value each	17,000,000	12,849,295	(1)	17,000,000	12,652,094	(1)	17,000,000	11,479,094	(1)

(1)
Net of 258,046 Ordinary shares held as treasury shares as of December 31, 2021, 2020 and 2019, all of which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

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

F - 79

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 16 - Equity (cont'd)

A.	Composition of share capital (cont'd)

In February 2020, the Company issued 715,000 ordinary shares and warrants to purchase an additional 178,750 ordinary shares to several Israeli institutional investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 70 (approximately €18.9 based on the Euro /NIS exchange rate at that time). The warrants are exercisable for a period of one year, with an exercise price of NIS 80 (approximately €21.6) per ordinary share. The gross proceeds to the Company in connection with the private placement were NIS 50.05 million (approximately €13.5 million based on the Euro /NIS exchange rate at that time). Of the total proceeds, an amount of approximately NIS 1,182 million (approximately €320 thousand based on the Euro/NIS exchange rate at that time) was recognized in other liabilities in connection with these warrants. All of the warrants were exercised during January and February 2021. As a result of the exercises, the Company received gross proceeds of NIS 14,300 thousand (approximately €3,873 thousand based on the Euro /NIS exchange rate at that time).

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

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture (see Note 12B) with an aggregate principal amount of NIS 154 million (approximately €38.5 million based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms and 385,000 Series 1 Options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (approximately €37.5 based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms). Of the total proceeds of the offering, an amount NIS 8,891 thousand (approximately €2,224 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with these options. As of December 31, 2021, the amount of the liability was €1,064 thousand.

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €17,614 thousand based on the Euro/NIS exchange rate as of December 31, 2021) (see Note 12B). Of the total proceeds of the offering, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2021, the amount of the liability was €1,132 thousand.

During 2020 and 2021 several of the Company board members and employees exercised options to purchase 8,000 and 18,451 ordinary shares, respectively.

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

F - 80

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2021	2020	2019
	€ thousand
Expenses arising from share-based payment
Transactions	63	50	8

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the share options plans during 2021, 2020 or 2019. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2021	2020	2019
Dividend yield	0%	0%	0%
Expected volatility	0.433	0.427	0.428
Risk-free interest	0.48%	0.11%	1.73%
Expected life (in years)	2-3	2-3	2-3

F - 81

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 17 - Share-Based Payment (cont'd)

A.	Expenses recognized in the financial statements (cont'd)

All options granted during 2021, 2020 and 2019 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2021	2020
	US$
Weighted average exercise prices	29.27	28.91

Weighted average fair value on grant date	9.65	9.63

B.	Stock Option Plans

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

During each of the years 2021, 2020 and 2019, the Company granted to independent directors options to purchase an aggregate amount of 4,000, 4,249 and 3,000 ordinary shares, respectively, under the 1998 Plan.

As of December 31, 2021, options  to purchase 10,749 ordinary shares are outstanding and 26,667 ordinary shares are available for future grants under the 1998 Plan.

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

As of December 31, 2021, options to purchase 37,935 ordinary shares are outstanding and 547,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

F - 82

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 17 - Share-Based Payment (cont'd)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2021		2020		2019
	Number of options	Weighted Average Exercise Price	Number of options	Weighted average exercise price	Number of options	Weighted Average Exercise Price

		US$		US$		US$
Outstanding at
beginning of year	31,135	12.94	34,886	9.83	27,169	7.82
Granted during
the year	37,000	29.27	4,249	28.91	18,303	11.41
Exercised during
the year	(18,451)	10.06	(8,000)	7.87	(3,586)	6.27
Expired during
the year	(1,000)	26.63	-	-	(7,000)	8.25

Outstanding at
end of year	48,684	26.16	31,135	12.94	34,886	9.83
Exercisable at
end of year	6,749	20.05	17,018	6.3	16,583	8.09

The weighted average remaining contractual life for the share options outstanding as of December 31, 2021 was 9.38 years (as of December 31, 2020 was 7.62 years and as of December 31, 2019 was 7.33 years).

The range of exercise prices for share options outstanding as of December 31, 2021: $8.41- $34.44 (as of December 31, 2020 the range was $5.55- $34.44 and as of December 31, 2019 the range was $5.55- $13).

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Revenues

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Revenues from the sale of solar electricity	31,081	2,577	13,069
Revenues from the sale of gas and power produced by anaerobic digestion plants	12,686	6,002	4,786
Revenues from concessions project	1,016	1,066	1,133
Total Revenues	44,783	9,645	18,988

F - 83

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

B.	Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Depreciation from fixed assets	13,937	2,299	5,744
Depreciation from Right-of-use assets	774	320	321
Amortization of intangible asset	365	356	351
Professional services	1,496	482	672
Operating and maintenance services	11,390	4,025	5,322
System operator charges	3,046	-	-
Insurance	549	178	344
Other	1,043	266	300
Total operating costs	32,600	7,926	13,054

C.	General and administrative expenses

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Salaries and related compensation	1,505	1,442	1,324
Professional services	2,822	2,057	1,978
Other	1,334	1,013	525
Total general and administrative expenses	5,661	4,512	3,827

D.	Other income (expense), net

	For the year ended December 31
	2021	2020	2019
	€ in thousands

Total other income (expenses), net *	-	2,100	(2,100)

(*) Indemnification in the amount of up to €2.1 million in connection with the announcement received from GSE, Italy’s energy regulation agency, by one of the Italian Subsidiaries, claiming alleged non-compliance of the installed modules with the required certifications under the applicable regulation and raising the need to examine incentive eligibility implications (the “GSE Claim”). The Company recorded this potential payment as other expenses. In 2020, with the cooperation of the acquirer of the Italian subsidiaries, an appeal was submitted to GSE. Following the positive outcomes of such appeal, the provision for the potential indemnification was cancelled.

F - 84

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont'd)

E.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	2,248	1,423	1,757
Interest income	276	553	70
Change in fair value of derivatives, net	-	1,094	897
Consumer price index in Israel for loan	-	103	-
Swap interest	-	55	-
Profit from settlement of derivatives contract	407	-	-
Total financing income	2,931	3,228	2,724

2.	Financing expenses (*)

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Change in fair value of derivatives, net	841	-	-
Debentures interest and related expenses	3,220	2,155	4,696
Interest and commissions related to projects finance	5,589	1,775	2,944
Amortization of capitalized expenses related to projects finance	12,211	48	129
Interest on minority shareholder loan	2,055	41	59
Bank charges and other commissions	137	230	150
Forward loss	-	-	513
Interest on lease liability	367	494	341
Loss from exchange rate differences, net	5,395	2,119	2,045
Total financing expenses	29,815	6,862	10,877

(*) Reclassification

F - 85

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation
The tax rate relevant to the Company in the years 2019-2021- 23%.

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

The Netherlands taxation
The Dutch corporate income tax rate was 20% on the first EUR 200,000 of taxable profits, and 25% on taxable profits exceeding that amount in 2019. In 2020, the Dutch corporate income tax rate was 16.5% on the first EUR 200,000 of taxable profits, and 25% on taxable profits exceeding that amount. In 2021, the Dutch corporate income tax rate was 15% on the first EUR 245,000 of taxable profits, and 25% on taxable profits exceeding that amount. In 2022 and forward, the Dutch corporate income tax rate will be 15% on the first EUR 395,000 of taxable profits, and 25% on taxable profits exceeding that amount.

Dutch tax laws provide for an Energy Investment Allowance (“EIA”) – a tax advantage for com-panies in the Netherlands that invest in energy-efficient technology that meet the E-ner-gy List requirements, allowing a deduction of 58% in 2017 and 45.5% from 2021 of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch En-ter-prise Agency.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Current tax income (expense)
Current year	(978)	(119)	(741)
Adjustments for prior years, net	-	(4)	(14)
	(978)	(123)	(755)
Deferred tax income
Creation and reversal of temporary differences	3,467	248	1,042

Tax benefit	2,489	125	287

F - 86

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 19 - Taxes on Income (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2021	2020	2019
	€ in thousands

Profit (loss) before taxes on income	(22,753)	(6,293)	9,497
Primary tax rate of the Company	23%	23%	23%
Tax calculated according to the Company’s primary tax rate	5,233	1,447	(2,184)

Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	(59)	(576)	(11)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	27	351	710
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	-	483	3,681
Change in temporary differences for which deferred tax were not recognized	65	325	(166)
Current year tax losses and benefits for which deferred taxes were not created	(2,770)	(1,910)	(1,740)
Tax benefit (taxes) in respect to previous years and others	(7)	5	(3)

Actual Tax benefit	2,489	125	287

D.	Carry forward tax losses:

As of December 31, 2021, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €12,682 thousand, which have no expiration date.

Deferred taxes of Ellomay Capital Ltd. have not been recognized as the Company’s management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

F - 87

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 19 - Taxes on Income (cont’d)

E.	Deferred taxes:

	Financial	Fixed	Swap	Carry- forward tax
	assets	assets	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2021	(7,064)	(1,509)	(168)	4,540	(4,201)
Changes recognized in profit or loss	926	162	-	2,379	3,467
Changes recognized in other comprehensive income	(826)	-	5,568	108	4,850
Balance of deferred tax asset (liability) as at
December 31, 2021	(6,964)	(1,347)	5,400	7,027	4,116

	Financial	Fixed	Swap	Carry- forward tax
	assets	assets	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2020	(6,972)	(1,294)	678	3,406	(4,182)
Changes recognized in profit or loss	(219)	704	-	(237)	248
Changes recognized due to business combination	-	(919)	-	1,407	488
Changes recognized in other comprehensive income	127	-	(846)	(36)	(755)
Balance of deferred tax asset (liability) as at
December 31, 2020	(7,064)	(1,509)	(168)	4,540	(4,201)

F - 88

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2021, 2020 and 2019 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2021	2020	2019
	€ in thousands (other than share and per share data)
Net income (loss) attributed to owners of the Company	(15,408)	(4,627)	12,060

Weighted average ordinary shares outstanding (1)	12,824,088	12,304,269	11,064,847

Dilutive effect:
Stock options and warrants	8,637	23,549	5,589

Diluted weighted average ordinary shares Outstanding	12,832,725 (2)	12,327,818 (2)	11,070,436

Basic profit (loss) per share from continuing operations	(1.20)	(0.38)	1.09

Diluted profit (loss) per share from continuing operations	(1.20)	(0.38)	1.09

(1)	Net of treasury shares.
(2)	In 2021 and 2020 share options and warrants did not have a dilutive effect.

F - 89

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2021	2020
	€ in thousands
Derivatives presented under current assets
Currency swap	639	12
Forward contracts	-	66
	639	78

Derivatives presented under non-current assets
Financial power swap	-	10,238
Currency swap	2,635	-
	2,635	10,238

Derivatives presented under current liabilities
Swap contracts	(3,431)	(1,378)
Financial power swap	(11,352)	-
	(14,783)	(1,378)

Derivatives presented under non-current liabilities
Financial power swap	(9,542)	-
Currency swap	-	(144)
Swap contracts	(565)	(8,192)
	(10,107)	(8,336)

F - 90

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

The following table sets forth the details of the Company’s Forward and SWAP contracts with banking institutions:

	December 31, 2021
	Currency/ linkage/interest rate receivable	Currency/ Linkage/interest rate Payable	Date of expiration	Fair value - € in thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	(706)
The principal of the interest rate swap transaction is based on a pre-determined sculptured repayment schedule in the maximum amount of Euro 131 million. Following the refinance of Talasol Project, there were unwinding of the interest rate SWAP in an amount of €3,290 thousand.	Euribor 6 months	Fixed 0.9412%	September 30, 2031	(3,290)
NIS 100 million currency swap transaction Euro/NIS for a period of 4 years, semi-annually.	NIS	Euro	June 2025	3,274
Financial power swap- Electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	(20,894)

B.	Risk management framework

The Company's management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities. The Company, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Company Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

F - 91

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk

As at December 31, 2021, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2021 and 2020, the Company had cash and cash equivalents in the amount of €41,229 thousand and €66,845 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Marketable securities
As at December 31, 2021 and 2020, the Company invested in a traded Bond in an amount of €1,946 thousand and €1,761 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 5.

Restricted cash
As at December 31, 2021 and 2020, the Company had a balance of current restricted cash in an amount of €1,000 thousand and €0 thousand, respectively, and a balance of non-current restricted cash of €15,630 thousand and €9,931 thousand, respectively. See also Note 5.

Trade and other receivables
As at December 31, 2021 and 2020, the Company had a balance of trade receivables of €598 thousand and €382 thousand, respectively. This balance mainly refers to the balance from the IEC for the PV Plant located in Israel and is due in 30 days. It is also referring to NEXUS or GNERA that represent the PV Plants located in Spain in their dealings with the Spanish National Energy Commission, and are due within 60 days from issuance and trade receivables from Gas sold in market price in The Netherland due within 30 days from issuance.

As at December 31, 2021 and 2020, the Company had a balance of revenue receivables of €3,794 thousand and €3,420 thousand, respectively. This balance refers to amounts to be paid from several entities. In Spain, the amounts to be paid are from NEXUS or GNERA that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission. To the extent the facility is eligible to receive incentives (such as the Company’s four Spanish PV facilities that commenced operations prior to 2020), the incentives (consisting of an investment retribution and operational retribution) are paid on a monthly basis (commencing January) based on varying percentages of the accumulated incentives from the beginning of the fiscal year, provided that the entire amount of the incentives is required to be paid to the eligible entity by the end of June of the following fiscal year. In the Netherlands, the amounts to be paid are from Enterprise Agency that is responsible to pay the amount of subsidy for the Biogas installations in the Netherlands. The incentives are paid through equal monthly installments based on the effective production of the previous year for each plant, or if not available, on the basis of the regional forecast. The balance is paid within the end of June of the subsequent year.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies.

As at December 31, 2021 and 2020, the Company had a balance of government authorities' receivables of €1,602 thousand and €3,232 thousand, respectively. This balance refers to VAT and withholding tax receivables in Spain, Italy, Israel and the Netherlands.

F - 92

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

The cash surpluses held by Company that are not required for financing their current activity, are invested in interest-bearing investment channels such as: short-term deposits and marketable securities. These investment channels are chosen by the Company’ managements based on future forecasts of the cash the Company will require in order to meet their liabilities.

Cash flow forecasts are determined on both an individual company basis and a consolidated basis. The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants. These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company has contractual commitments due to debentures issued, financing agreements and EPC and O&M agreements of its subsidiaries in Spain and in Israel. See also Note 6, Note 11 and Note 12.

F - 93

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2021
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	218,895	240,038	147,127	20,671	18,347	53,892

Debentures	137,299	150,116	24,244	66,481	59,391	-

Lease liabilities	20,129	25,825	4,832	2,244	2,201	16,548

Trade payables and other accounts payable	22,058	22,058	22,058	-	-	-
	398,381	438,037	198,261	89,396	79,939	70,440

Derivative finance liabilities

Financial power swap	20,894	20,894	11,352	14,079	1,961	(6,498)

Swap contracts	3,996	3,996	3,431	234	157	174
	24,890	24,890	14,783	14,313	2,118	(6,324)

	December 31, 2020
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	198,169	263,112	20,896	34,645	32,594	174,977

Debentures	82,724	91,431	13,502	33,368	44,561	-

Lease liabilities	17,789	28,910	1,051	1,941	1,799	24,119

Trade payables and other accounts payable	13,706	13,706	13,706	-	-	-
	312,388	397,159	49,155	69,954	78,954	199,096

Derivative finance liabilities

Currency swap	132	132	(12)	63	81	-

Swap contracts	9,570	9,570	1,378	2,490	2,109	3,593
	9,702	9,702	1,366	2,553	2,190	3,593

F - 94

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

The Company uses hedging instruments in an attempt to manage interest rate, currency and other market-related risks. The majority of the Company's derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, although the Company estimates the expected transition away from Libor and Euribor, as addressed by the Amendments to IAS 39, Financial Instruments, Interest Rate Benchmark Reform – Phase 2, not to have a material effect on the Company's financial statements, similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of the Company hedge to become ineffective, resulting in potential losses.

(1)	Foreign currency risk

As a result of the Company’s operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the Euro/USD and NIS/Euro on the Company’s balance sheet and profit and loss.

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand with a euro notional principal. Such currency swap transactions qualified for hedge accounting. Following the repayment of the Series B Debentures, the Company realized the currency swap in the amount of €246 thousand.

In order to manage the currency risk resulting from the Series C Debentures, which are denominated in NIS, the Company executed currency swap transactions in March 2021. The Company exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100,000 thousand with a euro notional principal. Such currency swap transactions qualify for hedge accounting.

F - 95

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk was as follow:

	December 31, 2021
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	30,405	1,090	9,734	41,229
Marketable securities	-	-	1,946	-	1,946
Short term deposits	-	28,410	-	-	28,410
Restricted cash	-	-	-	1,000	1,000
Receivable from concession project	-	1,784	-	-	1,784
Trade and other receivables	1,020	739	-	7,728	9,487
Non-current assets:
Investments in equity accounted investees	25,534	8,495	-	-	34,029
Advances on account of investments	1,554	-	-	-	1,554
Receivable from concession project	-	26,909	-	-	26,909
Fixed assets	340,065	-	-	-	340,065
Right-of-use asset	23,367	-	-	-	23,367
Intangible asset	4,762	-	-	-	4,762
Restricted cash and deposits	-	6,630	-	9,000	15,630
Deferred tax	12,952	-	-	-	12,952
Long term receivables	1,928	1,272	-	2,188	5,388
Derivatives	-	-	-	2,635	2,635
Current liabilities:
Current maturities of long term bank loans	-	(2,024)	-	(124,156)	(126,180)
Current maturities of long term loans	-	-	-	(16,401)	(16,401)
Current maturities of debentures	-	(19,806)	-	-	(19,806)
Trade payables	-	(218)	-	(2,686)	(2,904)
Other payables	-	(6,882)	(527)	(13,397)	(20,806)
Current maturities of derivatives	-	-	-	(14,783)	(14,783)
Current maturities of lease liabilities		(3,782)	-	(547)	(4,329)
Non-current liabilities:
Long-term lease liabilities	-	(5,154)	-	(10,646)	(15,800)
Long-term loans	-	(15,803)	-	(23,290)	(39,093)
Other long-term bank loans	-	(6,898)	-	(30,323)	(37,221)
Debentures	-	(117,493)	-	-	(117,493)
Deferred tax	(8,836)	-	-	-	(8,836)
Derivatives	-	-	-	(10,107)	(10,107)
Other long-term liabilities	-	(3,905)	-	-	(3,905)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	402,346	(77,321)	2,509	(214,051)	113,483

(*) Including items linked to the Israeli CPI

F - 96

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2020
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	50,195	952	15,698	66,845
Marketable securities	-	-	1,761	-	1,761
Short term deposits	-	8,113	-	-	8,113
Restricted cash	-	1,491	-	-	1,491
Receivable from concession project	380	3,155	384	5,906	9,825
Non-current assets:
Investments in equity accounted investees	23,489	8,745	-	-	32,234
Advances on account of investments	2,423	-	-	-	2,423
Receivable from concession project	-	25,036	-	-	25,036
Fixed assets	264,095	-	-	-	264,095
Right-of-use asset	17,209	-	-	-	17,209
Intangible asset	4,604	-	-	-	4,604
Restricted cash and deposits	-	5,882	-	4,049	9,931
Deferred tax	3,605	-	-	-	3,605
Long term receivables	2,593	30	-	139	2,762
Derivatives	-	-	-	10,238	10,238
Current liabilities:
Current maturities of long term bank loans	-	(1,762)	-	(8,470)	(10,232)
Current maturities of long term loans	-	-	-	(4,021)	(4,021)
Current maturities of debentures	-	(10,600)	-	-	(10,600)
Trade payables	-	(221)	-	(12,166)	(12,387)
Other payables	-	(974)	(666)	(1,953)	(3,593)
Current maturities of derivatives	-	-	-	(1,378)	(1,378)
Current maturities of lease liabilities	-	(77)	-	(413)	(490)
Non-current liabilities:
Long-term lease liabilities	-	(1,436)	-	(15,863)	(17,299)
Long-term loans	-	(15,520)	-	(119,000)	(134,520)
Other long-term bank loans	-	(5,102)	-	(44,294)	(49,396)
Debentures	-	(72,124)	-	-	(72,124)
Deferred tax	(7,806)	-	-	-	(7,806)
Derivatives	-	-	-	(8,336)	(8,336)
Other long-term liabilities	-	(2,478)	(486)	-	(2,964)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	310,592	(7,647)	1,945	(179,864)	125,026

(*) Including items linked to CPI

F - 97

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2021	(7.7)	1.132	(10.8)	3.520
1 Euro in 2020	9.3	1.227	1.7	3.944

(b)	Sensitivity analysis

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

	December 31, 2021
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	111	(111)
5% in NIS	(1,098)	1,098

	December 31, 2020
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	79	(79)
5% in NIS	290	(290)

F - 98

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2021	2020
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	2,446	803
Increase of 3%	7,368	2,444
Decrease of 1%	(2,474)	(836)
Decrease of 3%	(7,396)	(2,477)

(3)	Electricity market prices risk

As a result of the Company’s operations in the electricity market, the Company is exposed to the impact of changes in the electricity prices.

In June 2018, Talasol executed the PPA. The power produced by the Talasol Project is expected to be sold by Talasol in the open market for the then current market power price and the PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. The PPA became effective in March 2019.

The fair value of the PPA is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks. The future prices are assessed the electricity field.

F - 99

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

December 31, 2021
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	137,299	140,293	-	-
Loans from banks and others (including current maturities)	218,895	-	223,287	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 1.76%- 2.75% with a zero floor, Euribor+ 5.27%, fix rate for 5 years 2.9%-3.55% and 4.65% Linkage to Consumer price index in Israel

	356,194	140,293	223,287	-

December 31, 2020
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	82,724	84,814	-	-
Loans from banks and others (including current maturities)	198,169	-	209,005	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	280,893	84,814	209,005	-

F - 100

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31
2021	2020
%
Non-current liabilities:
Loans from banks	Euribor+ 1.76%- 2.75% with a zero floor	Euribor+ 1.76%- 2.75% with a zero floor
Loans from banks	4.65% Linkage to Consumer price index in Israel	4.65% Linkage to Consumer price index in Israel
Loans from banks	fix rate for 5 years 2.9% - 3.55%	fix rate for 5 years 2.9% - 3.55%
Loans from others	Euribor+ 5.27%	Euribor+ 5.27%
Loans from others	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%	3%

(3)	Fair values hierarchy

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

F - 101

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair values hierarchy (Cont’d)

	December 31, 2021
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	1,946	-	-	1,946	Market price
Swap contracts	-	(3,996)	-	(3,996)
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Currency swap	-	3,274	-	3,274
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Dori Energy loan	-	-	8,495	8,495
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

Financial power swap	-	-	(20,894)	(20,894)
Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

F - 102

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(3)	Fair values hierarchy (Cont'd)

	December 31, 2020
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	1,761	-	-	1,761	Market price
Forward contracts	-	66	-	66
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

F - 103

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2019	10,595

Total income recognized in profit or loss	758
Repayment	(2,378)
Foreign Currency translation adjustments	(230)

Balance as at December 31, 2020	8,745

Total income recognized in profit or loss	799
Grant of loan	335
Repayment	(2,259)
Foreign Currency translation adjustments	875

Balance as at December 31, 2021	8,495

Financial assets
Financial power swap
€ in thousands

Balance as at December 31, 2019	4,967

Total income recognized in other comprehensive income	5,271

Balance as at December 31, 2020	10,238

Total income is recognized in other comprehensive income	(31,132)

Balance as at December 31, 2021	(20,894)

F - 104

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●
Photovoltaic power plants (PV Plants) – Operation of installations that convert the energy in sunlight into electrical energy as follows: (i) approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain, (ii) a photovoltaic power plant of approximately 9 MWp installed capacity in Israel, (iii) 51% of Talasol, which during the majority of the reporting period was constructing a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, (iv) Ellomay Solar S.L.U that is constructing a photovoltaic plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain, and (v) approximately 22.6MWp aggregate installed capacity of photovoltaic power plants in Italy, that the Company sold on December 20, 2019.

●
Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 860 MW, located south of Ashkelon, Israel.

●
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V. (BioGas), project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million (with a license to produce 7.5 million) Nm3 per year, respectively.

●	Pumped storage hydro power plant (Manara) – 83.333% indirect interest in a company constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

The Company presented the photovoltaic power plants per geographical areas, as the information collected and analyzed by the CODM in connection with the PV Plants is presented based on the physical location of the PV Plant. The CODM reviews the NIS denominated information on Dorad and the PV Plant located in Israel and the information presented in the tables below is translated into euro. The CODM reviews the Company’s share in the results of Dorad. In the reports analyzed by the CODM, the PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

Performance is measured based on segment gross profit as included in reports that are regularly reviewed by the chief operating decision maker. Segment gross profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

F - 105

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 22 - Operating Segments (cont’d)

Segment assets consist of current assets and fixed assets, as included in reports provided regularly to the chief operating decision maker.

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel[1]	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2021
	€ in thousands

Revenues	-	2,587	-	28,494	4,255	12,686	51,630	-	99,652	(54,869)	44,783
Operating expenses	-	(472)	-	(6,239)	(367)	(10,446)	(39,175)	-	(56,699)	39,175	(17,524)
Depreciation expenses	-	(904)	-	(10,546)	(2,374)	(3,135)	(5,539)	-	(22,498)	7,422	(15,076)
Gross profit (loss)	-	1,211	-	11,709	1,514	(895)	6,916	-	20,455	(8,272)	12,183
Project development costs											(2,508)
General and
administrative expenses											(5,661)
Share of loss of equity
accounted investee											117
Operating profit											4,131
Financing income											2,931
Financing expenses in connection
with derivatives and warrants, net											(841)
Financing expenses, net											(28,974)
Loss before taxes
on Income											(22,753)
Segment assets as at
December 31, 2021	1,715	13,841	14,456	246,172	38,809	34,570	118,435	107,678	575,676	(24,529)	551,147

1 The Talmei Yosef PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12.

F - 106

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 22 - Operating Segments (cont’d)

	PV							Total
								reportable		Total
	Italy	Spain	Israel	Talasol	Biogas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2020
	€ in thousands

Revenues	-	2,577	4,089	-	6,002	57,495	-	70,163	(60,518)	9,645
Operating expenses	-	(463)	(379)	-	(4,109)	(44,489)	-	(49,440)	44,489	(4,951)
Depreciation and amortization expenses	-	(905)	(2,310)	-	(1,457)	(5,674)	-	(10,346)	7,371	(2,975)
Gross profit (loss)	-	1,209	1,400	-	436	7,332	-	10,377	(8,658)	1,719
Project development costs										(3,491)
General and
administrative expenses										(4,512)
Share of profits (loss) of
equity accounted investee										1,525
Other income, net										2,100
Capital gain (loss)										-
Operating profit										(2,659)
Financing income										2,134
Financing income
(expenses) in connection
with derivatives, net										1,094
Financing expenses, net										(6,862)
Profit before taxes on
Income										(6,293)
Segment assets as at
December 31, 2020	503	17,574	36,521	232,955	36,253	109,983	21,925	455,714	4,458	460,172

F - 107

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

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

Geographical information
The Company is domiciled in Israel and it operates in Israel, Spain and Italy (until the sale of the Italian Subsidiaries) through its subsidiaries that own PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Dori Energy. On December 20, 2019, the Company sold ten Italian Subsidiaries, which own twelve photovoltaic plants with an aggregate nominal capacity of approximately 22.6 MW.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2021	2020	2019
	€ in thousands
Israel	1,016	1,066	1,133
Italy	-	-	10,082
The Netherlands	12,686	6,002	4,786
Spain (including Talasol Project)	31,081	2,577	2,987
Total revenues	44,783	9,645	18,988

F - 108

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2021

Note 22 - Operating Segments (cont’d)

Geographical information (cont’d)

The following table lists the fixed assets, net from the Company’s operations in Israel, Spain and the Netherlands:

	As at December 31
	2021	2020
	€ in thousands
Israel	78,928	16,651
Spain	232,897	217,339
The Netherlands	28,240	30,105
Total fixed assets, net	340,065	264,095

F - 109

Dorad Energy Ltd.

Financial Statements

As at December 31, 2021

Dorad Energy Ltd.

Financial Statements as at December 31, 2021

Contents

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

We have audited the accompanying financial statements of Dorad Energy Ltd., which comprise the statement of financial position as of December 31, 2020, and the related statements of profit or loss, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes to the financial statements.

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

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dorad Energy Ltd. as of December 31, 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member Firm of KPMG International

Tel Aviv
February 18, 2021

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2021	2020
	Note	NIS thousands	NIS thousands

Current assets
Cash and cash equivalents	4	201,860	247,079
Trade receivables	5	248,844	297,719
Other receivables	6	40,289	21,401
Total current assets		490,993	566,199

Non-current assets
Restricted deposit	12A1B	480,476	433,265
Prepaid expenses	12A2, 12A5	33,235	35,230
Fixed assets	7	3,378,466	3,526,839
Intangible assets		6,038	5,402
Right of use assets	17	57,530	60,113
Total non-current assets		3,955,745	4,060,849

Total assets		4,446,738	4,627,048

Current liabilities
Current maturities of loans from banks	8	280,753	242,098
Current maturities of lease liabilities	17	4,622	4,535
Trade payables	9	324,532	309,380
Current tax liabilities	11	21,795	-
Other payables	10	7,100	3,808
Financial derivatives	16	268	2,993
Total current liabilities		639,070	562,814

Non-current liabilities
Loans from banks	8	2,356,785	2,561,302
Other Long-term liabilities	12.A.6	15,834	-
Long-term lease liabilities	17	48,871	50,858
Provision for dismantling and restoration	7	50,000	50,000
Deferred tax liabilities	11	192,676	200,298
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,664,326	2,862,618

Equity	13
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		497,384	555,658

Total equity		1,143,342	1,201,616

Total liabilities and equity		4,446,738	4,627,048

/s/ Michal Abadi Boiangiu	/s/ Eli Asulin	/s/ David Bitton
Michal Abadi Boiangiu	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 28, 2022.
The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		2021	2020	2019
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues		2,103,911	2,407,221	2,700,766

Operating costs of the power plant
Energy costs		428,051	522,110	708,662
Electricity purchase and infrastructure services		1,053,997	1,185,225	1,208,223
Depreciation and amortization		225,715	237,575	214,248
Other operating costs		114,360	155,368	151,116

Total cost of power plant		1,822,123	2,100,278	2,282,249

Profit from operating the power plant		281,788	306,943	418,517

General and administrative expenses	14	24,502	24,926	20,676
Other incomes	12.A.14	11,603	1,279	-

Operating profit		268,889	283,296	397,841

Financing income		4,694	3,056	4,237
Financing expenses		219,013	157,428	192,881

Financing expenses, net	15	214,319	154,372	188,644

Profit before taxes on income		54,570	128,924	209,197

Taxes on income	11	12,844	29,622	47,873

Profit for the year		41,726	99,302	161,324

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2021

Balance as at January 1, 2021	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s shareholders (Note 12.A.13)	-	-	-	(100,000)	(100,000)
Profit for the year	-	-	-	41,726	41,726

Balance as at December 31, 2021	11	642,199	3,748	497,384	1,143,342

For the year ended December 31, 2020

Balance as at January 1, 2020	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020	11	642,199	3,748	555,658	1,201,616

For the year ended December 31, 2019

Balance as at January 1, 2019	11	642,199	3,748	415,032	1,060,990

Profit for the year	-	-	-	161,324	161,324

Balance as at December 31, 2019	11	642,199	3,748	576,356	1,222,314

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

	2021	2020	2019
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	41,726	99,302	161,324
Adjustments:
Depreciation, amortization and fuel consumption	228,099	241,288	239,323
Taxes on income	12,844	29,622	47,873
Financing expenses, net	214,319	154,372	188,644
	455,262	425,282	475,840

Change in trade receivables	48,875	(4,959)	5,238
Change in other receivables	(18,888)	1,284	25,394
Change in trade payables	22,926	16,627	(57,719)
Change in other payables	3,292	(6,700)	4,543
Change in Other long-term liabilities	15,834	-	-
	72,039	6,252	(22,544)

Net cash provided by operating activities	569,027	530,836	614,620

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	392	(4,318)	(4,551)
Insurance proceeds in respect of damage to fixed asset	-	-	8,336
Investment in long-term restricted deposits	(53,175)	(6,000)	(14,000)
Investment in fixed assets	(72,530)	(48,309)	(60,476)
Investment in intangible assets	(2,020)	(4,738)	(939)
Interest received	1,584	3,046	4,213

Net cash used in investing activities	(125,749)	(60,319)	(67,417)

Cash flows from financing activities:
Repayment of lease liability principal	(4,624)	(4,523)	(8,513)
Repayment of loans from related parties	-	-	(17,704)
Repayment of loans from banks	(210,449)	(195,359)	(189,893)
Dividends and exchange rate paid	(100,000)	(123,739)	-
Interest paid	(162,781)	(170,003)	(182,435)

Net cash used in financing activities	(477,854)	(493,624)	(398,545)

Net increase (decrease) in cash and cash equivalents	(34,576)	(23,107)	148,658

Effect of exchange rate fluctuations on cash and
cash equivalents	(10,643)	4,165	143
Cash and cash equivalents at beginning of year	247,079	266,021	117,220

Cash and cash equivalents at end of year	201,860	247,079	266,021

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 1 - General

A.          Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation. The company official address is 13 Ben Gurion Street, Bnei Brak.

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

On April 13, 2014, the Public Utilities Authority - Electricity ("PUA") passed a resolution of which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water ("Minister of Energy"). Accordingly, on May 12, 2014, the Company was issued production licenses for 20 years with an option for additional period of extension and a supply license for one year and on May 19, 2014, the Company began commercial operation of the station.

On August 12, 2014, the Company filed a request to extend the supply license for an additional 19 years. On July 13, 2015, after the Company filed a petition with the High Court of Justice against the Minister of National Infrastructures and the Public Electricity Services Authority for issuance of a conditional order that will require extending the license for the said period, the license was received, which is effective up to May 11, 2034.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 1 - General (cont’d)

C.          Licenses and legal environment (cont’d)

2.
On December 23, 2019, the PUA published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 7.9% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2020. On December 27, 2020, the PUA published a decision regarding "Annual Electricity Rate Update 2020", which, among other things, averaged a 5.7% decrease in the production component as of January 1, 2020, and will remain in effect to the end of 2021. After the date of the report, On January 30, 2022 the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2022” which in accordance the average production component will increase by about 13.5% from February 1, 2022 and will remain in effect to the end of 2022.

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

D.          Impact of the Corona Virus

Following the outbreak of the Corona Virus (COVID-19) in China in December 2019, and spreading to many other countries in early 2020, there has been a decline in economic activity in many regions of the world and in Israel as well. The spread of the virus has, among other things, disrupted the supply chain, decreased in global transport volume, traffic and employment restrictions declared by the Israeli government and other governments around the world, as well as financial and commodity market declines in Israel and around the world. The company is complying and acting accordingly to the guidelines of the Ministry of Energy and Ministry of Health on dealing with the Corona epidemic crisis, including on preparations for the operation and maintenance of the power plant and shift work as required. In light of the crisis events during the first quarter of 2021, there is a certain decrease in the electricity consumption of various customers, and there is also a certain decrease in the demand of the IEC, the reduction is not materially impaired on the company financial results at this time. The company continuously examines the options for dealing with material damage to its income as a result of the spread of the virus.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

Useful lives of fixed assets and residual value
On May 19, 2014, the construction of the power plant was completed and is available for use as of this date and therefore as of this date, the depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant item of fixed assets as described in Note 3C below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, will be evaluated by the Company, at least once per reporting year and adjusted when necessary.

Impairment of assets
The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable out of the discounted cash flows expected from that asset or the fair value of the asset less selling costs (“net selling price”) of that asset, and if necessary an impairment provision is recorded up to the amount that is recoverable. (See note 7 regarding fix assets).

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

B.            Financial instruments (cont’d)

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include loans and borrowings from banks and others, finance lease liabilities, and trade and other payables.

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

Economic hedging
Hedge accounting is not applied to derivative instruments used to hedge financial assets and financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss, as income or financing expenses.

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

Notes to the Financial Statements as at December 31, 2021

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

Notes to the Financial Statements as at December 31, 2021

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

Intangible assets are identifiable non-monetary assets that do not have a physical substance. The Company intangible assets consist of the costs of software systems that were adapted to the Company needs. Among others, these include the billing system, the customer consumption forecast system, operating system and the ERP system. The intangible assets that were acquired by the Company have a finite useful life and are measured at cost less accumulated amortization and accumulated impairment losses.

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
The estimated useful life for the current software systems is five or three years.

Estimates regarding the amortization method and useful lives are reviewed at each reporting period and adjusted when necessary.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

E.	Impairment

1)	Non derivative financial assets

Credit-impaired financial assets

At each reporting date, the company assesses whether financial assets carried at amortized cost and debt instruments at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

Determining the transaction price

The transaction price is the amount of consideration that the company expects to be entitled to in exchange for the transfer of goods or services promised to the customer, other than amounts collected for the benefit of third parties. When determining the transaction price, the company takes into account the effects of all of the following: variable consideration, the existence of a significant financing component in the contract, non-cash consideration and consideration to be paid to the customer.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

J.	Taxes expanses on Income

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

K.	Employee benefits

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

Notes to the Financial Statements as at December 31, 2021

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 3 - Significant Accounting Policies (cont’d)

M.          Financing income and expenses

Financing income and expenses include changes in the fair value of financial assets presented at fair value through the profit and loss and derivative hedging instruments which are recognized in profit and loss. Interest income is recognized as it accrues using the effective interest method. Financing expenses include interest expenses on bank loans, bank commissions and change in time value regarding provisions. (see note 12.A.13 regarding dividend distribution) In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid is presented as part of cash flows from financing activities. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

Note 4 - Cash and Cash Equivalents

	December 31
	2021	2020
	NIS thousands	NIS thousands

Balance in banks	9	6
Deposits on demand	201,851	247,073

	201,860	247,079

Note 5 - Trade Receivables

	December 31
	2021	2020
	NIS thousands	NIS thousands

Trade receivables	36,934	59,729
Income receivable	212,253	238,091
	249,187	297,820
Provision for doubtful debt	(343)	(101)

	248,844	297,719

Note 6 - Other Receivables

	December 31
	2021	2020
	NIS thousands	NIS thousands

Government institutions	826	3,095
Receivables for insurance	20,233	-
Advances to suppliers	377	254
Prepaid expenses	18,853	18,052

	40,289	21,401

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 7 - Fixed Assets

A.          Composition

		Furniture	Leasehold
	Power plant	and equipment	improvements	Total
	NIS thousands

Cost
Balance as at January 1, 2020	4,938,061	3,119	807	4,941,987
Additions	61,852	150	18	62,020
Disposals	(44,629)	-	-	(44,629)
Balance as at December 31, 2020	4,955,284	3,269	825	4,959,378
Additions	72,360	160	11	72,531
Disposals	(27,176)	-	-	(27,176)
Balance as at December 31, 2021	5,000,468	3,429	836	5,004,733

Depreciation and impairment losses
Balance as at January 1, 2020	1,240,550	2,303	418	1,243,271
Depreciation for the year	209,999	252	83	210,334
Impairment loss	23,563	-	-	23,563
Disposals	(44,629)	-	-	(44,629)
Balance as at December 31, 2020	1,429,483	2,555	501	1,432,539
Depreciation for the year	220,569	250	85	220,904
Disposals	(27,176)	-	-	(27,176)
Balance as at December 31, 2021	1,622,876	2,805	586	1,626,267
Carrying amounts
As at December 31, 2020	3,525,801	714	324	3,526,839
As at December 31, 2021	3,377,592	624	250	3,378,466

B.          Security

See Note 12C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

C.          Provision for restoration and dismantling

During 2020, a revaluation of the liability against fixed assets in the amount of approximately NIS 14 million was carried out.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 8 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and it carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 16 – financial instruments and note 12.A.1.

Details regarding interest rates and linkage

			Carrying amount as at December 31
	Currency and linkage base	Effective interest	2021	2020
		%	NIS thousands	NIS thousands

Loans from banks	CPI-linked	5.1%	2,637,538	2,803,400
Less current maturities (including	NIS
interest as at December 31)			280,753	242,098
			2,356,785	2,561,302

Note 9 - Trade Payables

	December 31
	2021	2020
	NIS thousands	NIS thousands

Open debts	128,530	102,642
Accrued expenses	196,002	206,738
	324,532	309,380

Note 10 - Other Payables

	December 31
	2021	2020
	NIS thousands	NIS thousands

Accrued expenses (*)	6,067	2,898
Other payables	1,033	910

	7,100	3,808

	1,554	1,461

              (*)          Including other payables due to related and interested parties (see note 18)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 11 - Income Tax

A.          Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2019-2021:

2019 – 23%, 2020 – 23%, 2021– 23%

On January 4, 2016, the Knesset plenum passed the Law for the Amendment of the Income Tax Ordinance (Amendment 216) - 2016, by which, inter alia, the corporate tax rate would be reduced by 1.5% to a rate of 25% as from January 1, 2016. Furthermore, on December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018. As a result of the reduction in the tax rate, the deferred tax balances as at December 31, 2019 and 2020 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2016 and 2017), at the tax rate expected to apply on the date of reversal. Current taxes for the reported periods are calculated according to the tax rates presented above.

(2)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.          Composition of income tax expense

	Year ended December 31, 2021 NIS thousands	Year ended December 31, 2020 NIS thousands	Year ended December 31, 2019 NIS thousands

Tax expenses for previous years	20,466	-	-
Deferred tax expense	(7,622)	29,622	47,873
Total tax expense	12,844	29,622	47,873

C.	Deferred tax liabilities and assets recognized
The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

	Fixed assets	Provisions and other timing differences	Tax losses carried forward	Total
	NIS thousands

Balance of deferred tax
asset (liability) as at
January 1, 2020	(648,323)	7,798	469,849	(170,676)

Changes recognized in the
profit and loss statements	28,059	4,309	(61,990)	(29,622)
Balance of deferred tax
asset (liability) as at
December 31, 2020	(620,264)	12,107	407,859	(200,298)

Tax assessment (see note f below)	344,274	-	(344,274)	-

Changes recognized in the
profit and loss statements	26,393	249	(19,020)	7,622

Balance of deferred tax
asset (liability) as at
December 31, 2021	(249,597)	12,356	44,565	(192,676)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 11 - Income Tax (cont’d)

D.          Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
	NIS thousands	NIS thousands	NIS thousands

Profit before taxes on income	54,570	128,924	209,197

Statutory tax rate of the company	23%	23%	23%

Tax calculated according to the Company’s
statutory tax rate	12,551	29,652	48,115

creation of deferred taxes in respect of losses from previous years for which no deferred taxes were recorded in the past	-	-	(286)

Non-deductible expenses and others	293	(30)	44

Income tax expense	12,844	29,622	47,873

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2021 is about NIS 194 million (as of December 31, 2020 – NIS 1,782 million). The Company has recorded deferred taxes in respect of these losses, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The company has final tax assessments up to and including the year ended December 31, 2014 (subject to the limitations prescribed by law).

The Company is in assessment proceedings with the Tax Authority in respect of the tax assessments submitted by the Company for the years 2015-2020. On December 29, 2020, the Company received an assessment based on judgment for the year 2015 from the Tax Authority. According to the assessment, the company has a taxable income in 2015 in the amount of NIS 9 million instead of transferred losses in the amount of approximately NIS 674 million. In the assessment reasons, the Tax Authority claim arose that the company does not entitle to accelerated depreciation rates in respect of certain components of the power plant and that the company is not entitled to claim depreciation expenses in the amount of USD 140 million paid by the company to the construction contractor and for which a derivative claim was filed against the construction contractor and Zurlo, as stated in Note 12.A (9) Below. Similar claims were raised by the Tax Authority also with the respect to the other tax years 2016-2020 assessment hearings. The company denies the allegations raised by the Tax Authority and submit an objection to the assessment issued to the company. In addition, the company position error was made in its assessment according to the best judgment issued to the company in 2015, which also according to the reasons of the Tax Authority should not have created a tax liability this year.

On December 30, 2021, the company signed an assessment agreement for the years 2015-2020 with the Tax Authority which Determined the treatment of the depreciation of the station throughout the period of its operation in which it was determined that the company would adjust depreciation expenses in the amount of approximately NIS 1,872 million that a tax liability would be created for the company for the tax year 2020 in the amount of approximately NIS 22 million

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 11 - Income Tax (cont’d)

F.	Tax assessments (cont’d)

Including interest and linkage. According to the agreement, the amortization expenses adjusted as stated above will be allowed for deduction to the Company as a current business expense in equal parts starting from January 1, 2021, for a period of 5 years, NIS 374 million each year. It is also stipulated that in connection with the arbitration procedure, for which a derivative claim was filed, the company will reflect the results of the arbitral award in the first tax report it submits after the date of the ruling and clarification of the claim in a final and absolute manner.

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

As at December 31, 2021, In accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios
Within the framework of the Financing Agreements, and at the same time as the signing of the financing agreement, other agreements related to the financing agreement were signed including the following:

a.	Capital Injection Agreement and a Subordinated Loan Agreement

These agreements include the obligation of the shareholders towards the Company and the Financing Parties, to inject, separately, and each according to their relative share, from time to time and in parallel with each request to draw from the financing facilities, a total of up to approximately 20% cash (hereinafter:” the Shareholders Investment”), and this either for the issuance of shares or as shareholders loans, which in any case, will be subordinate to and pledged to the obligations of the Company towards the Financing

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

The agreement sets the establishment of the project bank accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the capital reserves, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The main fund reserves are a debt service fund, a heavy maintenance fund, a fund for regulation fines guarantees and a distribution fund. As at December 31, 2021, the deposits for the fund reserves sums to: NIS 216 million debt service reserve, NIS 176 million in the major maintenance fund, NIS 79 million in the distribution fund and NIS 9 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

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

Notes to the Financial Statements as at December 31, 2021

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

4.	Diesel Storage agreement

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

Notes to the Financial Statements as at December 31, 2021

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

On March 22, 2021, the Company entered into an addendum to the agreement with the partners in the Tamar reservoir (hereinafter: "Tamar"). According to this addendum, the parties agreed on the amount of gas that the company will purchase from Tamar reservoir as of January 1, 2022. The agreement is also set out that the company will be entitled to compensation in the amount specified in the agreement. The compensation received in the 3rd quarter 2022 and presented in the other payables and other long-term liabilities section.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

6.	Agreement to purchase natural gas

On April 5, 2021, the Company entered into an additional gas purchase agreement with Tamar which the company is entitled to purchase additional quantities of gas from Tamar in a period of 4 years ending on April 5, 2025. As part of the agreement, the Company will receive a grant in the amount specified in the agreement, which depends, among other things, in the amount of gas consumption quantities determined in the agreement. Half of the grant received, after the date of the report, in the first quarter of 2022 and half on the date of termination of the contract after meeting the conditions according to the agreement.

The addendums to the agreement and the additional agreement were subject to certain suspending conditions that were met on July 14, 2021. The grant and the compensation will be recognized in profit or loss as a decrease in energy costs over the periods specified in the addendum and the additional agreement.

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

After examining all the facts relevant to the aforesaid letters and consulting with legal counsel, the Company replied to the representatives on May 26, 2015, and rejected their request to take legal action. On July 16, 2015, the representatives filed with the court a motion to approve a derivative claim in the name of the Company against Zorlu (including the representatives of Zorlu on the Company’s Board of Directors) and the EPC contractor. In the framework of the motion to which also the derivative claim was attached, the representatives demanded that documents and information regarding the engagement between Zorlu and the EPC contractor be disclosed and handed over.

On November 15, 2015, the Company filed its reply in which it reiterated its position that the motion for approval of the derivative claim should be denied.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration (cont’d)

On January 12, 2016, the representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsborg (a director in the company) and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsborg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company's Board of Directors. It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of the company with respect to the company financial damages, after they receive all the documents and information they are requesting. On April 20, 2016, a discussion in court focused on the application to amend the derivative claim was held in court. At the end of the discussion, the court accepted the application to amend the derivative claim in a matter that the amended derivative claim is on the agenda. At the end of July 2016, the respondents filed their responses to the court regarding the amended application of the derivative claim. In accordance with their responses, they deny the Allegations included in the application and according to them they did not do any injustice to the company and therefore the company has no cause of action against them. On December 27, 2016, following a negotiation between the parties, an arbitration agreement has been signed between the parties which in accordance, it was agreed to transfer the proceeding to arbitration and on January 3, 2017, The Representatives filed a motion to cancel the proceedings which was approved by the Supreme Court on January 8, 2017. Following the nomination of the new arbitrator (see note: 12.A.9.e) On April 30, 2019, a preliminary meeting was scheduled with the new elected arbitrator. During the year 2020 and the year of the report, several hearings and evidentiary hearings were held that included the summoning of witnesses and determined. On February 15, 2021, the arbitrator approved the plaintiff request for a change of litigant, so that in place of the late Hami Rafael, Rani Friedrich will come as a litigant in the legal proceedings. On October 31, 2021, Edelcom summaries were filed in its lawsuit, as well as summaries in Dori and Rafael's lawsuit. In addition, the Company submitted summaries on its behalf, in which it stands on its position, according to which in view of the arbitration procedure, it does not take any position on it and leaves the decision in it to the arbitration discretion.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

According to Edelcom, Dori Group holdings in the Company are through Dori Energy, which on November 25, 2010, entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”). In addition, according to Edelcom, when the Dori Energy investment.

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

d)	Statement of Claim filed by Edelcom within the arbitration

On July 27, 2017, Edelcom submitted a lawsuit against Amos Luzon Group, Dori Energy and Ellomay ("Defendants"), in respect of the transfer of company shares in contrary to the provisions of the shareholders agreement signed between the Company and its shareholders on November 25, 2010 (hereinafter: "Shareholders Agreement"). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the shareholders agreement. Edelcom claims for a various of declaratory remedies and an operative remedy which will enforce of the sanctions set forth in the shareholders agreement, an order directed to the company and ordered her to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the company, including dividends or repayment of shareholders loan, and an order addressed to the company and ordered her to suspend Mr. Menachem Refael role as a director of the Company from Dori energy and prohibit Mr. Rephael be present or vote in meetings of the Board. The parties agreed that this claim will be transferred to the arbitration proceedings. On October 22, 2019, the arbitrator ruled to delete the claim regarding Edelcom claim regarding the right of refusal.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

On April 8, 2019, Zorlu filed a motion against the Company and directors in the Company. The motion revolves around the issue of convening a shareholder meeting whose agenda is the planning and construction of the “Dorad 2” project. Zorlu claim that the court must issue an order instructing the Company to convene a special meeting of its shareholders, the agenda of which will be the planning and construction of the “Dorad 2” project. On April 16, 2019, Edelcom made an application to be joined as an additional respondent in the motion. On August 13, 2019, the Company response to the motion. On December 8, 2019, an evidence hearing was held in which the witnesses on behalf of Zorlu and Edelcom were questioned. On January 12, 2020, the court ruled that Zorlu and Edelcom must file written summaries within 45 days and that the respondents must file summaries 45 days thereafter. On June 7, 2020, the sides submitted written summaries. On August 27, 2020, the Company submitted an update notice. On September 8, 2020, Zorlu and Edelcom submitted a response to the update announcement. On June 28, 2021, a verdict was received in which the court ordered the Company to convene a special shareholders meeting, whose agenda will be the planning and construction of Dorad 2 project. After the reporting date on July 27, 2021, a shareholder meeting was held in accordance with the decision of the court, on the agenda was, among other things, the aforesaid issue. The Company estimation, based on the opinion of its legal advisor, at the convening of the aforesaid meeting, the Company complied with the aforesaid judgment and the proceedings of the motion were ended.

10.	Faults in production units

On November 21, 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station as a result that turbine was temporarily out of use until its repair in February 2019. This failure did not have materially effect on the Company operations.  In 2019, the company recognized indemnification property in the amount of NIS 5.3 million (USD 1.5 million) for this failure which paid during 2019 and 2020. In 2021, the company recognized indemnification property in the amount of approximately NIS 20 million (USD 6.5 million) for which paid partly, after the date of the report, approximately NIS 8 million. In the company opinion, based on the company insurance consultant, the company has adequate insurance coverage for the consequences of the said malfunction and that it is certain that the company will receive the balance of the indemnity property in the amount of approximately NIS 12 million during 2022. On February 7, 2021, a fault was discovered in the company steam turbine, which returned to activity during the first quarter of 2021.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

10.	Faults in production units (cont'd)

In April 2021, accelerated wear was detected in certain components in 3 of the 12 gas turbines of the Company power plant, and accordingly the Company replaced these components with refurbished components at a cost of approximately NIS 17 million. Until the date of the replacement of the above components, the Company used its spare turbines, so it did not cause Substantial damage to the company current operations. In accordance with the above, the Company deducted the depreciated cost of the aforesaid components which were to be credited to profit and loss in the depreciation and amortization item in the amount of NIS 8 million. In addition, the Company paid additional payments for renovated components replaced in the previous year in the amount of NIS 10 million.

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

On August 12, 2021, the Company signed an amendment to the agreement that includes addressing consumption plan anomalies. As part of the amendment to the agreement, it will examine the economic viability following the PUA resolution in respect of a change in the production Tariff and a material change in the demand hours cluster. which constitutes a regulatory change as defined in the agreement and may affect the financial feasibility of the agreement, therefore, as of the date of the report the conditions for recognition of a right of use asset and lease liability have not been fulfilled accordance with IFRS 16.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

12.          Acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energian Israel ("Energian") regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the end of 2020. The company will purchase about half of the gas required to operate the company power plant, the rest of the demand will continue to be supplied by Tamar. According to the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018, all the suspending conditions included in the agreement were fulfilled. On February 5, 2020, Energian announced to the company that following the Corona virus, the Chinese government has issued restrictions on travel and transportation including an area where some of Energian gas production facilities are manufactured. Due to these limitations, Energian contractor announced an expected delay. As a result, Energian warned of an expected delay in the gas supply to the Company due to Force majeure. On April 22, 2020, Energian reported to the company that it had taken several steps to overcome the plague effect on the work performance in a way that would reduce the anticipated delay in completing the work towards gas supply to the company. On September 10, 2020, Energian updated the company that initial gas flow expected to begin in the second half of 2021. Previous estimates predicted initial gas flow in the first half of 2021. On January 21, 2021, Energian updated the forecast date for the initial gas flow to the end of 2021 or the second quarter of 2022. On May 24, 2021, Energian updated the forecast date for the initial gas flow to the second half of 2022. After the report date, On January 20, 2022, Energian updated the forecast date for the initial gas flow to the third quarter of 2022. As the delay will occur as stated, the Company may continue purchase gas from Tamar at a higher price than the price set in the agreement with Energian. After the date of the report, on February 9, 2022, the Company informed Energian that it must meet the deadlines set forth in the agreement and must compensate it for the said delays.

13.          Dividend distribution

On May 6, 2021, the Company Board of Directors decided to distribute a dividend of NIS 100 million. On May 11, 2021, the Company paid a dividend of NIS 75 million to its Israeli shareholders and even purchased approximately USD 7.7 million (approximately NIS 25 million on the same date) for the payment of the dividend to a shareholder that is a foreign company subject to the receipt of withholding tax deduction. On June 1, 2021, upon receipt of a withholding tax certificate, the Company transferred to the foreign company the dividend of USD 7.7 million (approximately NIS 25 million at the date of payment).

14.          Settlement agreement with the Egyptian gas supplier

On December 28, 2020, the Company signed a settlement agreement with East Mediterranean Gas company (hereinafter: "EMG"), in the agreement the Company will remove any claim against EMG for the amounts paid by the Company to EMG in respect of the canceled gas agreement and in return will receive an amount of approximately NIS 13 million, an amount of approximately NIS 1.3 million was received on December 29, 2020. The balance of NIS 11.6 million received during 2021.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

15.          Third party notice from IEC

On November 22, 2020, the Electric Company announced to the company that a class action lawsuit had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus causing damage to electricity consumers. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. On November 22, 2020, the IEC filed a third-party notice against the company. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. In the Company opinion, based on the opinions of its legal counsel, at this stage cannot intelligently assess the results of the legal proceedings in an informed manner.

16.	Possibility to expand the station by building another power station in the area of the existing station

The company is considering the possibility of constructing another power plant in the area of the existing station Which will be a complementary part to the existing station and will be synergistic with it. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections and NIC approval. On January 11, 2021, regarding the company request, the NIC decided to postpone the final decision. On December 27, 2021, NIC Decided to conditionally raise the construction of another power plant for a government decision.

17.	Virtual supplier

On March 3, 2021, the Electricity Authority issued a resolution establishing a regulation for suppliers who do not have the means to produce and amend criteria for new suppliers (hereinafter: "virtual supplier"). According to the decision, in September 2021, the supply segment will be opened to competition gradually. Suppliers will purchase all the electricity supplied to their consumers from the system manager up to a general quota of 400 Megawatts, of which 100 Megawatts for domestic consumers based on the principle of based on first come, first-served basis. To meet the conditions of the supply license, on June 14, 2021, the company provided a guarantee in the amount of NIS 2 million in favor of the Electricity Authority. After the reporting date, on July 19, 2021, the Company received the supply license for suppliers without means of production. The company is in the process of obtaining all the necessary approvals from the company board and financier to start operating as a virtual supplier. The implementation of the decision is not expected to have a material effect on the Company results.

B.	Bank guarantees

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of the System Management Unit in the Electric Company, as required under the Company’s agreement with the Electric Company, and in accordance with the guidelines published by the PUA. On January 2021, there was an update to the amount of the guarantee provided to system manager whereas the total updated amount is NIS 180 million. In order to comply with the terms of the supply license of a virtual supplier, the company has place guarantee in the amount of NIS 2 million in favor of the PUA.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

Note 13 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2021	2020

Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 12A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Note 14 - General and Administrative Expenses

	For the year ended December 31
	2021	2020	2019
	NIS thousands

Wages and related expenses	13,490	13,191	10,835
Rental and office maintenance	2,581	2,310	2,546
Profession services	7,263	8,583	6,145
Depreciation	919	913	793
Other	8	30	155
Expenses (income) doubtful debt	241	(101)	202

	24,502	24,926	20,676

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 15 - Financing Income and Expenses, Net

	Year ended December 31
	2021	2020	2019
	NIS thousands

Financing income
Revaluation of derivatives	3,110	-	-
Interest income from bank deposits	1,584	3,056	4,237

Total financing income	4,694	3,056	4,237

Financing expenses
Revaluation of derivatives	-	11,050	4,939
Interest expense on bank loans	206,328	132,763	171,962
Interest expense on loans from related parties	-	-	838
Net foreign exchange loss	8,768	11,228	11,935
Bank commissions	1,030	645	972
Lease financing expenses	1,484	1,546	1,631
Other financing expenses	1,403	196	604

Total financing expenses	219,013	157,428	192,881

Net financing expenses	214,319	154,372	188,644

Note 16 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

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

In order to manage these risks and as described hereunder (see note 16.E.1), the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2021	2020
	NIS thousands

Derivatives presented under current liability
Forward exchange contracts used for economic hedge	(268)	(2,993)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 16 - Financial Instruments (cont’d)

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2021, the Company has cash and cash equivalents in the amount of NIS 201,860 thousand (December 31, 2020 - NIS 247,079 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledge deposits
The company does not hold pledge deposits.

Restricted deposits
As at December 31, 2021 the Company has deposits in the amount of NIS 480,476 thousand that are restricted according to the financing agreements (December 31, 2020 – NIS 433,265 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Trade and other receivables (Current assets)
The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness, If necessary, the customer will be examined individually again. The Company review includes external ratings, when available. The collection from the company customers is carried out on a regular basis.

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

Notes to the Financial Statements as at December 31, 2021

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2021
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands

Non-derivative financial liabilities

Trade payables	324,532	324,532	324,532	-	-	-	-

Other payables	6,067	6,067	6,067	-	-	-	-

Loans from banks	2,637,538	3,162,681	211,102	170,088	355,211	1,011,752	1,414,528

	2,968,137	3,493,280	541,701	170,088	355,211	1,011,752	1,414,528

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2020
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands

Non-derivative financial liabilities

Trade payables	309,380	309,380	309,380	-	-	-	-

Other payables	2,933	2,933	2,933	-	-	-	-

Loans from banks	2,803,401	3,519,668	184,907	172,080	381,190	1,058,904	1,722,587

	3,115,714	3,831,981	497,220	172,080	381,190	1,058,904	1,722,587

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

Notes to the Financial Statements as at December 31, 2021

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

	December 31, 2021
	Non-financial	Unlinked	CPI-linked	US Dollar linked	Total
	NIS thousand

Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	151,323	-	50,537	201,860
Trade receivables	-	248,844	-	-	248,844
Other receivables	40,289	-	-	-	40,289

Non-current assets:
Restricted deposits	-	268,317	-	212,159	480,476
Prepaid expenses	33,235	-	-	-	33,235
Fixed assets	3,378,466	-	-	-	3,378,466
Intangible assets	6,038	-	-	-	6,038
Right of use assets	57,530	-	-	-	57,530

Current liabilities:
Current maturities of loans
from banks	-	-	280,753	-	280,753
Current maturities of
lease liabilities	-	-	4,622	-	4,622
Trade payables	-	280,211	-	44,321	324,532
Current tax liabilities	21,795	-	-	-	21,795
Other accounts payable	7,100	-	-	-	7,100
Financial derivatives	-	-	-	268	268

Non-current liabilities:
Loans from banks	-	-	2,356,785	-	2,356,785
Long-term lease liabilities	15,834	-	-	-	15,834
Provisions for dismantling	-	-	48,871	-	48,871
and restoration	50,000	-	-	-	50,000
Deferred tax liabilities
Liabilities for employee	192,676	-	-	-	192,676
benefits, net	160	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,227,993	388,273	(2,691,031)	218,107	1,143,342

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2020
	Non-financial	Unlinked	CPI-linked	US Dollar linked	Total
	NIS thousand

Financial assets and financial
liabilities:
Current assets:
Cash and cash equivalents	-	177,937	-	69,142	247,079
Trade receivables	-	297,719	-	-	297,719
Other receivables	21,401	-	-	-	21,401

Non-current assets:
Restricted deposits	-	230,956	-	202,309	433,265
Prepaid expenses	35,230	-	-	-	35,230
Fixed assets	3,526,839	-	-	-	3,526,839
Intangible assets	5,402	-	-	-	5,402
Right of use assets	60,113	-	-	-	60,113

Current liabilities:
Current maturities of loans
from banks	-	-	242,098	-	242,098
Current maturities of
lease liabilities	-	-	4,535	-	4,535
Trade payables	-	285,065	-	24,315	309,380
Other accounts payable	876	2,932	-	-	3,808
Financial derivatives	-	-	-	2,993	2,993

Non-current liabilities:
Loans from banks	-	-	2,561,302	-	2,561,302
Long-term lease liabilities	-	-	50,858	-	50,858
Provisions for dismantling
and restoration	50,000	-	-	-	50,000
Deferred tax liabilities	200,298	-	-	-	200,298
Liabilities for employee
benefits, net	160	-	-	-	160
Total exposure in statement
of financial position
in respect of financial assets
and financial liabilities	3,397,651	418,615	(2,858,793)	244,143	1,201,616

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)
The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

	December 31, 2021
	Currency/ linkage receivable	Currency/ linkage payable	Principal amount in $ millions	Dates range of expiration	Fair value
					NIS thousands

Instruments used
Economic Hedge:
Forward foreign				31.01.2022
currency contracts	US dollars	NIS	34	31.12.2022	(268)

	December 31, 2020
	Currency/	Currency/	Principal	Dates
	linkage	linkage	amount in	range of
	receivable	payable	$ millions	expiration	Fair value
					NIS thousands

Instruments used
Economic Hedge:
Forward foreign				29.01.2021
currency contracts	US dollars	NIS	63	31.12.2021	(2,993)

(b)	Sensitivity analysis
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

	December 31, 2021		December 31, 2020
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Change in the exchange rate of:
5% in the US dollar (1)	13,135	(13,135)	23,200	(23,200)
10% in the U.S. dollar (1)	26,270	(26,270)	45,684	(45,684)
1% change in CPI (2)	(26,375)	26,375	(28,034)	28,034
2% change in CPI (2)	(52,751)	52,751	(56,068)	56,068

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.
(2)          The effect of the change on equity is the same as in profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

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

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2021		2020
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Long-term loans from banks (*)	2,637,538	2,728,343	2,803,400	2,970,255

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2021	2020
	%	%

Long-term loans from banks	3.3%	3.3%

(3)          Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments
●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly
●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Derivatives used for hedging:
Forward foreign currency contracts	-	(268)	-	(268)

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Derivatives used for hedging:
Forward foreign currency contracts	-	(2,993)	-	(2,993)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 17 - Lease

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

(1)	Land
(2)	Offices

(1)	Information regarding material lease agreements

(a)
The Company leases land from EAIS for a period of 25 years during which the Company established a power station. The contractual period ends on May 20, 2039. The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2021, for the lease was approximately NIS 52,893 thousand and NIS 56,972 thousand respectively.

Following an agreement signed with the EAIS, regarding the land lease, the Company paid NIS 3,047 thousand for its share of the lease payments paid by the EAIS to the ILA. This amount was capitalized to the right of use assets and amortized during the lease period, see Note 12A (2).

(b)
The Company leases offices from Africa Israel for a period of 5 years with extension options for another 6 years, the ending date for the extension periods is December 8, 2022. The Company is in an option period to extend the agreement, under the same conditions as the original agreement.  The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2021, for the lease of the offices is approximately NIS 600 thousand and approximately NIS 558 thousand respectively.

(2)	Right-of-use assets

(a)	Composition and changes

	Land *	offices	Total
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1,
2020	62,453	1,708	64,161
Depreciation on right-of-
use assets	3,238	578	3,816
Index on right-of-use assets	224	8	232
Balance as at January 1,
2021	58,991	1,122	60,113
Depreciation on right-of-
use assets	3,231	585	3,816
Index on right-of-use assets	(1,212)	(21)	(1,233)
Balance as at December
31, 2021	56,972	558	57,530

* The balance of land includes the classification of prepayment of lease payments, see above in Note 17 (1) a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 17 - Lease (cont’d)

(3)	Lease liability

Maturity analysis of the Company lease liabilities

December 31, 2021
NIS thousands

Less than one year	4,622
One to five years	20,167
More than five years	28,704

Total	53,493

Current maturities of lease liability	4,622
Long-term lease liability	48,871
Total	53,493

(4)	Additional information on leases

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	NIS thousands	NIS thousands	NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,484	1,546	1,631

	Year ended December 31, 2021	Year ended December 31, 2020
	NIS thousands	NIS thousands

(a) Amounts recognized in the statement of cash flows
Cash outflow for leases	4,624	4,523

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 18 - Related and Interested Parties

Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2021	2020	2019	2021	2020
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance

Parties having significant influence	On December 2017 the Company entered into an agreement with EZOM regarding operation and maintenance of the power plant including the purchasing of spare parts	178,770	170,765	163,152	26,772	5,805

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012 see Note 12A(10). The payments will be made on a monthly basis throughout the period of the agreement. See Note 12A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd. As of December 2017, the agreement is directly with Ezom.	3,336	3,310	3,326	-	-

Parties having significant influence	The Company entered into an agreement with Eilat Ashkelon Pipeline Company Ltd. (EAPC) regarding Diesel storage services and use of emergency pumps as of July 2013. The payments will be paid on a quarterly basis (see Note 12A(5)).	-	-	918	-	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 12A(2)).	4,019	4,056	3,951	-	-

Related Companies	The Company has several agreements with related companies for the sale of electricity.	-	-	4,697	-	-

Related Party	The Company engage with Ramat Negev Energy for purchase electricity and gas.	1,838	1,594	1,877	-	-

Key management personnel	Salary and benefits for the company Key management personnel	5,446	5,621	4,865	1,964	1,815
Dorad Energy Ltd.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2021

Note 19 - Subsequent Events

On January 30, 2022, the PUA published a decision, which entered into force after the date of the report, regarding an "Annual Electricity Rate Update 2022", according to which, among other things, the average production component will increase by 13.5% from February 1, 2022.

On January 26, 2022, a malfunction was discovered in one of the gas turbines in the power plant in such a way that this turbine was temporarily out of use, this malfunction did not materially impair the company continuous operation.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Directors and Officers Compensation Policy, adopted on August 12, 2021
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
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

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(8)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(9)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(9)*
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)*(10)
4.14	Talasol Lease Agreements (summary of Spanish versions)* (4)

4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019 (translation of Hebrew version)*(11)
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)*(12)
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)* (12)
4.18
Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(13)

4.19	Manara Lease and Development Agreements (summary of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the financial statements of Dorad Energy Ltd.
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(11)	Included in the Registrant’s Form 6-K dated September 25, 2019 and incorporated by reference herein.
(12)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(13)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.