Form 20-F
period 2022-12-31
Ellomay Capital Ltd.
filed 2023-04-07
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 12,852,5851 ordinary shares, NIS 10.00 par value per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the relevant exchange rate as of December 31, 2022.

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

The forward-looking statements contained in this Report are based on current expectations and beliefs concerning future developments and the potential effects on our business. There can be no assurance that future developments actually affecting us will be those anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

Assumptions included in this Report involve judgment with respect to, among other things, future economic, competitive and market conditions, and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives or plans will be achieved. Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this Report under “Item 3.D: Risk Factors,” “Item 4: Information on Ellomay,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this Report. In addition, new factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on our business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis as of the date hereof. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof, except as required by applicable law. In addition to the disclosure contained herein, readers should carefully review any disclosure of risks and uncertainties contained in other documents that we file from time to time with the SEC.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

•	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance;

•	regulatory changes and government interventions impacting electricity prices and other changes in electricity prices, including their impact on the fair value of financial instruments and assets;

•	weather conditions and various meteorological and geographic factors;

•
our EPC contractors’ and our other contractors’ and service providers’ technical, professional and financial ability to construct, install, test and commission a renewable energy plant and to provide us with the required services and support;

•
our contractors’ technical, professional and financial ability to deliver on and comply with their operation and maintenance, or O&M, undertakings in connection with the operation of our renewable energy plants;

•
dependency on the availability of financial incentives and government subsidies and on governmental regulations for our operating renewable energy projects and projects under development and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

•	defects in the components of the renewable energy plants we operate or theft of various components;

•
our ability to meet our obligations, undertakings and financial covenants under various financing agreements, including to our debenture holders, our ability to raise additional equity, debt or other types of financing in the future and the limitations imposed on us in the deeds of trust governing our debentures;

•	risks due to our current debt, which has increased in recent years, and in connection with debt incurred in the future;

•	our inability to generate a positive cashflow from our operations;

•	risks relating to operations in foreign countries, including cross currency movements, payment cycles and tax issues;

•	our inability to locate land suitable or sufficient for the needs of the projects that we develop and potential disagreements with landowners;

•	natural disasters, terrorist attacks, other catastrophic events, cyber attacks and information technology or telecommunication system disruptions;

•	changes in the prices of the components or raw materials required for the production of renewable energy;

•	our dependency on revenues and cash flows from the Talasol PV Plant;

•
risks in connection with our Waste-to-Energy, or WtE, projects in the Netherlands, including shortages, insufficient quality or changes in prices of raw materials, increase in delivery prices and environmental and other regulatory changes;

•	risks relating to our Israeli operations, including the centralized electricity market and exposure to damages due to hostile attacks;

•
the risks we are exposed to due to our holdings in U. Dori Energy Infrastructures Ltd., or Dori Energy, and Dorad Energy Ltd. ,or Dorad, including risk factors generally applicable to electricity manufacturers and our joint control of Dori Energy and lack of control of Dorad, restrictions on our right to transfer our holdings in Dori Energy, regulatory changes applicable to Dorad, shortages of gas, exposure to changes in the Israeli consumer price index and exchange rates and involvement in legal proceedings;

•	the market, economic and political factors in the countries in which we operate;

•	our ability to maintain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken;

•	competition and changes in the renewable energy markets;

•	future disagreements with our partners who own a portion of the renewable energy plants;

•	dependency on payments received from governmental entities;

•	fluctuations in the value of currency and interest rates;

•	risks related to our incorporation and location in Israel, including security risks and political risks;

•	risks related to economic uncertainty and exposure to the impact of the military conflict between Russia and Ukraine;

•	our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

•	we are controlled by a small group of shareholders and, as a foreign private issuer, may rely on home country practices with respect to certain matters;

•	the price, market liquidity and volatility of our ordinary shares, potential future dilutions and listing on two markets;

•	dependency on key management and personnel;

•
the effects of the Covid-19 pandemic on the development, construction and operation of projects, including in connection with actions taken by governments and authorities, delays in construction due to quarantine and other measures, changes in regulation, changes in the price of electricity and in the consumption of electricity;

•	our inability to maintain effective internal controls over financial reporting;

•
impact of provisions of Israeli law on our shareholders’ ability to enforce US judgements on us, on the ability to acquire us or a controlling position in our company, on rights and obligations of shareholders;

•	exposure to legal and administrative proceedings and tax audits; and

•	we have not paid any cash dividends since 2016.

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

The risks described below are the material risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition, or results of operations in the future.

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project.  We are currently active in several projects in various development and construction stages, including the construction of a 156 Mega Watt, or MW, pumped storage project in the Manara Cliff in Israel, or the Manara PSP, and the development of various PV projects in Italy, Spain, Israel and the United States. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals and the inability to obtain project finance, upon terms economically beneficial or at all. Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, residents living in the vicinity, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that we cannot control. All projects in the development and construction stages are subject to additional risks, including changes to existing regulation that could reduce the potential profitability of such projects, potential disagreements and conflicts with partners, dependency on technical consultants and surveys, and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts and the impairment of some or all of the capitalized investments we made in connection with the project. Such impairment would have an adverse impact on our financial position. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy plants, which may adversely affect our operations.  The installation and operation of renewable energy plants is subject to oversight and regulation in accordance with international, European (to the extent applicable), national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, including waste disposal regulations, utility interconnection requirements, security requirements and other rules and regulations. Any changes in applicable regulations that increase the burdens or restrictions on the operation of our renewable energy plants could increase our costs of operation and, as a result, adversely affect our results of operations. In addition, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy plants. If such permits, licenses and authorizations are not timely issued, it could result in the interruption, cessation or abandonment of a newly constructed renewable energy plant or may require significant changes to such renewable energy plant, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease constructing or operating the relevant renewable energy plant for the period required to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Government interventions in response to current high energy prices may negatively impact revenues or increase our tax burden. At both the European Union and member country levels, European countries have responded to the increased energy prices experienced in recent years by adopting a number of measures aimed at reducing or limiting the profits of renewable energy manufacturers through taxes or other regulatory arrangements. For example, Spain introduced a reduction mechanism for excess remuneration resulting from the high price of natural gas during 2021, which is currently in effect until December 31, 2023 and Italy introduced a set of laws aimed at reducing excess remuneration as well. This Spanish regulation mainly impacted our operating profit from the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol PV Plant (with respect to the portion of revenues not subject to the financial power swap executed in connection with the Talasol PV Plant, or the Talasol PPA), and from our Spanish 28 MW photovoltaic plant, or the Ellomay Solar PV Plant. These measures may also include caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. It is possible these measures may intensify and be adopted by other countries in which we operate will operate in the future in which case it could materially affect our financial results.

A drop in the price of energy may negatively impact our results of operations.  The revenue from the sale of energy produced by renewable energy plants is based on proceeds from the sale of electricity and gas produced in the electricity and gas market at market price and sometimes also includes incentives in the form of governmental subsidies or fixed tariffs. Previous revisions to the governmental subsidies’ regime in several countries, including Spain, Italy and Israel, which reduced or eliminated the scope of the incentives paid by governments, increased the dependency of renewable energy plants on market prices or on tariffs determined in a public bid process. Many factors impact the prices of electricity, including demand, the cost of alternative energy, such as natural gas and fuel, introduction of competing manufacturers and technologies and regulatory changes imposing caps on prices or otherwise impacting the profitability of energy manufacturers. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations.

The success of our renewable energy plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy plants, or the Contractors, and of the other third parties involved in the construction and operation of the plants, including technical consultants, subcontractors, local advisors, financing entities, land owners, suppliers of feedstock, the energy grid regulator, governmental agencies and potential purchasers of electricity.  The construction and operation of a renewable energy plant requires timely input, often of a highly specialized technical nature, and cooperation from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, land owners, subcontractors, electricity brokers, financing entities and governmental and related agencies (as subsidizers and as regulators). If we fail to obtain such input or cooperation, or fail to locate suitable suppliers, equipment, land or other components required in order to efficiently and timely construct or operation a renewable energy plant, the specific project and our results of operations may be materially adversely affected. In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations, warranties or undertakings are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption or cessation of construction or operations or abandonment of the relevant plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

Our business is affected by the availability of financial incentives and supporting regulation. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands, Israel and the United States, previously introduced substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies, in the form of Feed-in-Tariff, or FiT, green certificates, tax credits or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example with respect to photovoltaic installations in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. If the governments in the countries in which we operate elect to revise the existing incentive schemes to reduce incentives, it may adversely affect our profitability from projects that enjoy incentives. Any retroactive or prospective changes in the incentive schemes may affect our business plan and potential future projects we may be interested in developing or acquiring. In general, uncertainty about the introduction of, reduction in, or elimination of, incentives or delays or interruptions in the implementation of favorable laws could affect our profitability.

The performance of our renewable energy plants depends on the quality of the equipment installed in such plants and on the reliability of the suppliers of spare and replacement parts. The performance of our renewable energy plants depends on the quality of the components of the plants and the equipment installed in the plants. Any defects or deterioration in the quality of such components and equipment could harm our results of operations, and if we will not be able to quickly locate quality replacement parts or perform repairs, our results of operations could be adversely affected for a long period of time. For example, the performance of our photovoltaic plants, or the PV Plants, depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractors with respect to minimum performances. Therefore, a critical factor in the success of our PV Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts that are of sufficient quality. If the suppliers of solar panels do not meet their undertakings under the guarantees and no replacement panels are available at a reasonable price, it could result in the interruption, cessation or abandonment of the relevant PV Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of our renewable energy plants, our results of operations may be adversely affected.  In connection with the financing of our PV Plants, our WtE plants, and the Manara PSP, we entered into long-term agreements with various financing entities and may in the future enter into additional project finance agreements in connection with our other projects, for example, the projects currently under development in Italy. The agreements that govern the provision of financing include, and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing income derived from the relevant plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would adversely affect our financial position and results of operations and our ability to obtain outside financing for other projects.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations.  We currently have substantial PV operations in Spain and WtE operations in the Netherlands, all of which are held by our wholly-owned Luxembourg subsidiary, Ellomay Luxembourg Holdings S.àr.l, or Ellomay Luxembourg, and may make additional investments in projects located in Europe, such as the development and construction of additional PV plants in Spain and Italy. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as tax law changes and variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with the local laws, such as the Spanish, Dutch and EU laws.

On January 31, 2020, the United Kingdom due to the Brexit referendum stopped being a member of the EU. Brexit has created significant uncertainty about the future relationship between the United Kingdom and the EU, and given rise for the governments of other EU member states to consider withdrawal. Our regulatory risk could increase if there were to be future divergence with the EU regime.

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

We may not be able to source land sufficient or suitable for the development of our projects. We do not own the land on which substantially all of the projects in our portfolio are located. The successful development of a renewable energy project requires obtaining rights, whether ownership or lease rights, to land suitable for the project, including among other features, its location, size, geological status and the ability to build, or proximity to, interconnection facilities and transmissions systems. Such land may not always be available to us at all or under acceptable terms and, if available, may require the execution of long-term leases or other long-term arrangements. The construction of our facilities requires substantial investments and efforts and as the majority of our projects are located on land owned by third parties, we are subject to risks in connection with such ownership, including disputes with landowners and with other third parties, such as creditors of the landowners. Any loss of rights to the land on which our projects are located or constructed could have a material adverse effect on our business, financial condition and results of operations.

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

An increase in the prices of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. However, the Covid-19 pandemic and its effects on global supply chains, since 2020, halted years of solar panel price cost reductions. The Covid-19 pandemic has put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials and components, and shipping bottlenecks creating supply chain shortages and delays. It may take several years until solar module prices stabilize and such conditions increase the costs of replacing components in our existing plants and the costs of constructing new plants, could potentially delay the commencement or completion of construction of new projects and may impact the profitability of constructing plants and our ability to expand our business. Also, shortage or delays to deliveries of vital components can result in construction and installations delays.

The market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. The changes in the renewable energy field, such as the adoption of additional supporting legislation, combined with the impact of shortage of natural gas and other sources of energy, raised additional awareness and interest in the filed by many market participants, including private and public companies, investment funds, institutional investors and others. For example, in recent years the Israeli Electricity Authority commenced issuing licenses to photovoltaic installations in tender processes resulting in a substantial decrease in prices per KWh in the newly issued licenses and our competitors, who strive to construct new renewable energy plants and acquire existing plants, may offer lower prices per KWh in future tender processes. Existing and future competition may also impact our ability to sell the electricity produced by our facilities, to obtain project finance for our facilities or to enter into PPAs in connection with our facilities. Our competitors may have established more prominent market positions, may have greater resources and may have more experience in this field than us. Extensive competition may adversely affect our ability to continue to acquire and develop new plants.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating PV plants and the Netherlands’ WtE plants, except the Talasol PV Plant, of which we hold 51%. We also own 83.333% of the Manara PSP and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or to our operating plants. Although we control both the Talasol PV Plant and the Manara PSP, any disagreements with our partners could delay the development or construction of the Manara PSP, affect decisions made in connection with the Talasol PV Plant and require management resources and attention. Any delays or damages caused due to such disagreements could adversely affect our business plans and results of operations.

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

Fluctuations in energy prices and the resulting changes in the fair value of financial instruments and assets may impact our financial results. Renewable energy manufacturers, such as our company, may execute financial power swaps or other offtake arrangements that fix the price of the all or part of the electricity manufactured by a facility. These instruments and the related assets or liabilities are recorded at fair value in our financial statements. Increases in market prices of electricity generally cause a significant change in the fair value of assets or liabilities recorded in connection with these instruments and result in decreases in our shareholders equity. For example, as of December 31, 2022, we recorded current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA and a similar reduction in our shareholders’ equity. Although these changes do not impact our cash flow (as the revenues of Talasol Solar S.L.U, or Talasol, from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider), there is an impact on our balance sheet and on the other comprehensive income (loss). These changes in value of the Talasol PPA were the basis for an amendment to the Deed of Trust governing our Series C Debentures in June 2022, which also entailed an increase of 0.25% in the annual interest rate on such debentures. For more information see “Item 5.B: Liquidity and Capital Resources.” Future material fluctuations in the market price of electricity could have a material adverse impact on our financial results and could further decrease our shareholders’ equity.

The continued global crisis resulting from the current novel strain of coronavirus (Covid-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our operations. If a pandemic, epidemic or outbreak of an infectious disease occurs in Europe, Israel or elsewhere, our business may be adversely affected. Following the outbreak of the Coronavirus (Covid-19) in December 2019, this virus and its variants spread globally to over 180 countries, including European countries and Israel. The spread of Covid-19 has resulted in the World Health Organization declaring the outbreak of Covid-19 as a “pandemic.” Due to the spread of Covid-19 and the measures taken by governments in order to control the spread, there was a decrease in economic activity in many areas around the world, including Israel and Europe since March 2020. The spread of the virus has led, inter alia, to a disruption in the supply chain, a decrease in global transportation, restrictions on travel, mass gatherings, commerce and work that were announced by the State of Israel and other countries around the world and a decrease in the value of financial assets and commodities on the markets in Israel and the world. Although our operations have not thus far been materially adversely affected by the restrictions imposed by local governments and authorities in the countries in which we operate and although many restrictions have been removed or eased, in the event the spread of the virus, its variants or another virus occurs, resulting in new or continuing restrictions, our operations, including the projects under construction and development, may be adversely affected.

Also, as a result of the Covid-19 pandemic, the electricity prices in the European markets were very volatile. Despite a decrease in the number and severity of Covid-19 cases in recent months compared to the first year of the pandemic, the impact and implications of the pandemic, including the delays in supply chains and the shortage of components, causing delays and increases in costs and expenses, are still impacting the markets and industries worldwide and may also indirectly affect our operations, for example through changes in the prices of oil resulting in a decrease in the electricity prices, and through reduction in demand for electricity, delays in construction of projects due to curtailment of work, limited availability of components required in order to operate or construct new projects, regulatory changes by countries affected by the virus, including changes in subsidies, collection delays, delays in obtaining permits, limited availability or changes in terms of financing for future projects, limited availability or changes in terms of financing for future projects or corporate financing and lower returns on potential future investments. As a result, our business and operating results could be negatively affected. The extent to which the Covid-19 pandemic or any other widely-spread health crisis impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of Covid-19, the resurgence of new variants or mutations of the virus and the actions to contain Covid-19 or treat its impact, among others.

Risks Related to our PV Plants

Our ability to produce solar power depends upon the magnitude and duration of sunlight as well as other meteorological and geographic factors.  Solar power production has a seasonal cycle and requires prolonged and strong exposure to sunlight in order to meet the maximum production capacity. Adverse meteorological conditions, including sever weather conditions such as storms, extensive rain and winds, can damage our photovoltaic plants or materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. Lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability. For example, the radiation in Spain during the fourth quarter of 2022 was relatively lower than the radiation during the same period in 2021 negatively impacting the revenues from the Talasol PV Plant and the Ellomay Solar PV Plant.

The revenues derived from several of our PV Plants mainly depend on payments received from governmental entities. Any future deterioration in the financial position of the local governments or regulated entities, resulting in partial or no payment or in regulatory changes may adversely affect the results of our operations.  The revenues derived by several of our PV Plants are based mainly on payments received from governmental or regulated entities. In Spain (except with respect to the Talasol and the Ellomay Solar PV Plants), our revenues are primarily based on payments from governmental entities in accordance with a specific remuneration incentive scheme. In Israel, our income is based on a fixed tariff from the Israel Electric Company, or the IEC, a governmental company that controls the Israeli electricity market. We cannot assure you that there will not be changes to the governments’ photovoltaic energy incentive schemes or in the financial stability of the governments or relevant governmental agencies or companies. Any changes in the financial stability of the governmental entities paying all or a portion of our PV revenues and any resulting change in the regulation may directly or indirectly affect the payments we receive and, therefore, our operations and revenues.

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

Risks Related to our WtE (Biogas) Plants

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy plants in general, WtE plants are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE plants are exposed to additional risks specific to this industry, including:

•
As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind and solar energies), the success of a WtE plant depends, among other things, on the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants and meet a certain of range of energy (gas, electricity or heat) production levels. In order to ensure a continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, a WtE plant is required to enter into supply relationships with several feedstock suppliers, such as farmers, food manufacturers and other specialized feedstock suppliers and to continuously monitor the proposed transactions to locate the most efficient and beneficial offers. Any increase in the price of feedstock or shortage in the type or quality of feedstock required to produce the desired energy levels with the technology used by the plant could slow down or halt operations, causing a material adverse effect on the results of operations. The price and quality of the feedstock mix might also increase the plant’s operating costs, either due to the need to purchase a more expensive feedstock mix to meet the desired energy production levels, or due to an increase in residues and the resulting increase of surplus quantities that require removal. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of our WtE plants. As a result of the Russia-Ukraine military conflict, our WtE plants experienced a shortage of raw materials and feedstock, which impacted the composition of the materials used by the facilities and their production.

•
The operation of WtE facilities is highly complex and requires ongoing supervision and maintenance. Several factors may impact the efficiency of the facilities, including the availability and cost of feedstock, the composition of feedstock, malfunctions and damages. In addition, following a correction of malfunctions that disables the system, the facility does not generally return to maximum capacity immediately and the startup is implemented gradually. Although we have insurance policies that cover damages and loss of revenue upon certain events, these insurance policies may not cover all damages or be available to us in the future, on acceptable terms or at all.

•
The expense level and profitability of WtE plants depends on many factors, many of which are not within our control. For example, the recent increase in fuel prices increased transportation costs and operating expenses of our WtE plants and the increase in electricity prices increased the costs of operations of our Gelderland biogas plant, that did not produce electricity for self-use during 2022. Any future increase in expenses could materially impact the results of operations and financial condition of our WtE plants.

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

Risks Related to our Israeli Operations

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by Noga – Electricity System Management Ltd., which is a newly-formed Israeli government company managing the national electricity system, or the System Manager, and the IEC, and the licensing requirement that apply to private manufacturers, such as Dorad Energy Ltd., or Dorad, in which we indirectly hold 9.375%. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel, such as Dorad, the Manara PSP, the Talmei Yosef PV Plant and any other facility we may wish to develop, promote, construct, operate or acquire, is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event any manufacturer does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, such manufacturer may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect our results of operations.

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the supply, distribution and transmission of electricity, and also produces the majority of electricity in Israel. The System Manager, entered into an agreement with Dorad for the purchase of availability and electricity The System Manager is also the only customer of the Talmei Yosef PV Plant and is subject to the requirement to pay a fixed tariff for the electricity manufactured by such plant. Similarly, it is currently expected that the sole customer of the Manara PSP will be the System Manager, who will be required to pay the Manara PSP for availability and electricity produced. The ability of the System Manager to pay the renewable energy manufacturers could be affected by financial instability of the System Manager. The inability of the System Manager to pay Dorad, Talmei Yosef, the Manara PSP or any energy project we may be involved in in Israel, may adversely affect our plan of operations and could have a material adverse effect on our profitability.

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is located the northern part of Israel, in proximity to the border with Lebanon. The Talmei Yosef Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any such further attacks to the area surrounding the Gaza Strip or the northern border of Israel or any direct damage to the location of the Dorad Power Plant or the Manara PSP may damage it and disrupt their operations, and may cause losses and delays. In addition, any operations in Israel are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damages facilities or the transmission of gas to the Dorad Power Plant or may adversely impact customers and may cause losses or delays.

Risks Related to our Investment in Dori Energy

We have joint control in U. Dori Energy Infrastructures Ltd., or Dori Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Dori Energy who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement, or the Dori Energy Shareholders Agreement, with Dori Energy and the other shareholder of Dori Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Dori Energy, should differences of opinion as to the management, prospects and operations of Dori Energy arise, such differences may limit our ability to direct the operations of Dori Energy. Moreover, Dori Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Dori Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Dori Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, a limited partnership directly and indirectly wholly-owned by us that holds Dori Energy’s shares, are involved in various legal proceedings, all as more fully described in “Item 4.B: Business Overview” below. In addition, to the extent our interest in Dori Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

Our holdings in Dori Energy are pledged to the holders of our Series E Secured Debentures, which may limit our ability to sell such holdings or perform other actions that may be beneficial to us. On February 1, 2023, we issued a new series of secured nonconvertible debentures due March 31, 2029, or the Series E Secured Debentures. The Series E Debentures are secured by pledges on the shares of Dori Energy held by Ellomay Energy LP and on Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans provided by Ellomay Energy LP to Dori Energy. The Deed of Trust governing the Series E Secured Debentures includes several limitations and requirements applicable to our holdings in Dori Energy and additional provisions that may limit our ability to sell our holdings in Dori Energy or to revise arrangements with Dori Energy. For further information concerning the Deed of Trust governing our Series E Secured Debentures, issued on February 1, 2023, see “Item 4.A: History and Development of Ellomay” under “Recent Developments” and “Item 10.C: Material Contracts.”

Dorad, which is the only substantial asset held by Dori Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, some of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Dori Energy’s and on our results of operations and profitability. These factors and events include:

•	Electricity tariffs, which are determined and updated solely by the Israeli Electricity Authority, have a material impact on the results of operations of Dorad.

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

•
Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers and Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

•
Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

•
Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

•
The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to the lenders under the financing documents and may adversely affect Dorad’s operations and profitability.

•
Dorad entered into a long-term natural gas supply agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In addition, in November 2022, Dorad started purchasing natural gas from Energean Israel Ltd., or Energean. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

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

•
Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. For example, Dorad’s financing expenses increased during 2022 due to an increase in the Israeli CPI of approximately 5.3% during the year. Dorad entered into hedging transaction in order to minimize the risk.

•
Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Dori Energy. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

•
The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

•
Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

•
The Covid-19 crisis affected Dorad’s customers (which include hotels and other industrial customers), and therefore any decrease in electricity consumption by Dorad’s customers and in Israel generally (affecting the amount of electricity purchased by the IEC from Dorad), may affect Dorad’s financial results. Dorad is monitoring the re-spreading of the virus and continuously examines the options for dealing with damage to its income.

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

Risks Related to our Operations and our Structure

We depend on the Talasol PV Plant for a substantial portion of our revenues and cash flows. We depend on the Talasol PV Plant, and expect to continue to depend on the Talasol PV Plant and other relatively large projects, for a substantial portion of our revenues and cash flows. The Talasol PV Plant accounted for approximately 64% and 61.4% of our revenues for the years ended December 31, 2021 and 2022, respectively. As new projects reach commercial operation, our dependency on the Talasol PV Plant is expected to reduce. However, this project, as well as other large projects such as the Manara PSP, are still expected to account for a substantial portion of our revenues and cash flows in the future. Consequently, any damage or loss in connection with the Talasol PV Plant could materially reduce our revenues and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities or to enter into other financing arrangements.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations and to fulfill our development plans. Although we have financing agreements with respect to several of our PV Plants, WtE Plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. During 2022 and until the date hereof, the global markets as well as the market in Israel have experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities. In addition, we recently entered into the US solar PV market. We expect that our US PV projects will rely on third-party tax equity funding, obtained through the sale of available tax incentives. No assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms, that we will be able to sell the tax incentives through other markets or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. Even if we locate a tax equity partner, we may be required to provide them with certain rights with respect to the relevant project, which include rights to a portion of the projects’ cash flows. Our inability to obtain additional financing, through financing entities, tax equity funding or otherwise, on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to execute one or more projects or increase and further develop our operations and execute our business plan.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series C Debentures, our Series D Convertible Debentures and our Series E Secured Debentures, or the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2022, our total indebtedness in connection with corporate and project financing (including the Talasol PV Plant, of which we hold 51%) was approximately €390 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures and issuing additional series of debentures, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into in order to manage currency and interest rate related risks.  We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in our PV Plants located in Spain and in the WtE Plants located in the Netherlands are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore, our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by executing various swap interest and currency transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will succeed in eliminating these risks in their entirety.  These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

We are incorporated and headquartered in Israel, and some of our operations and projects under development are located in Israel, and therefore we are subject to potential adverse impact of political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and our headquarters and management, and most of our employees are located in Israel. In addition, all of the funding raised by us through equity or debt issuances was raised in the Israeli market and from Israeli investors. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and prospects. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our headquarters and operations are located. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business and results of operations.

The Israeli government is currently pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed judicial changes, if adopted, may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. In addition, since the announcement of the proposed changes, large protests have taken place and continue to take place in many cities in Israel. The proposed judicial changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. At this stage, where the proposed legislation has not become effective, and its scope is not fully determined, we cannot assess the possible impacts of these changes and their likelihood, however, to the extent that any of these negative developments do occur, they may have an adverse effect on our business, financial condition, results of operations and prospects and the market price of our shares, as well as on our ability to raise additional capital.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. This invasion led to global sanctions that have impacted the international economy, to a shortage and ensuing increase in price of natural gas and other forms of energy and electricity, shortages in raw materials, including in the materials comprising the feedstock used by our WtE plants, supply chain delays and an increase in the cost of transportation, impacting the cost of operations of our WtE plants, which depend on transportation of feedstock and residues. We cannot anticipate the length and continued impact of the ongoing military conflict, and this conflict in Ukraine could continue to impact the market in Europe and worldwide and lead to additional market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

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

The continued military conflict between Russian and the Ukraine may adversely impact our operations in the future, including through the implementation of new regulation in the countries in which we operate, changes in the financial markets and availability of funds in Europe, shortages in raw materials and continued increase in delivery prices.

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

We are subject to risks associated with legal or administrative proceedings that could materially affect us. We are subject to risks and costs, including potential negative publicity, associated with lawsuits, claims or administrative proceedings. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, purchasers of electricity or green certificates, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2022. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” below under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares and Ownership Structure

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market.  Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of 44.6% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional 3.6% of our outstanding ordinary shares and the estate of Mr. Hemi Raphael, which holds a majority of the outstanding shares of Kanir Investments Ltd., or Kanir Ltd., the general partner of Kanir, holds an additional 2% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of a change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, due to this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. During 2019-2021 we issued 2,143,750 ordinary shares in private placements including through exercise of warrants. In addition, on October 26, 2020, we issued a new series of options (the Series 1 Options), tradable on the Tel Aviv Stock Exchange, to purchase an aggregate of 385,000 ordinary shares at an exercise price per share of NIS 150 (subject to adjustments upon customary terms) and on February 23, 2021 we issued our Series D Convertible Debentures, which are convertible into an aggregate of 375,757 ordinary shares at a conversion price per share of NIS 165 (subject to adjustments upon customary terms). In the event some or all of our Series 1 Options are exercised, or some or all of our Series D Convertible Debentures are converted, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in percentage ownership.

Our ordinary shares are listed in two markets, and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares are listed on the NYSE American LLC and on the Tel Aviv Stock Exchange, or TASE, both under the symbol “ELLO.” Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE American LLC and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Recent Developments

Ellomay Solar

In June 2022, the photovoltaic plant held by our indirectly wholly-owned subsidiary, Ellomay Solar S.L.U., or Ellomay Solar, located on a plot adjacent to the land on which the Talasol PV Plant is located, with a peak capacity of 28 MW, or the Ellomay Solar PV Plant, was connected to the electricity grid and commenced production of electricity.

Biogas Projects in the Netherlands

In connection with the military conflict in Ukraine and the stoppage of Russian gas supply to Europe, there are substantial changes in the field of biogas in the Netherlands and Europe. Europe in general and the Netherlands specifically have set ambitious goals for increasing gas production from waste. Various incentives are being considered, the main one is increasing the price of the green certificates and as of today the market price of these certificates has increased from an average of 13–15 euro cents per cubic meter to around 30-45 euro cents per cubic meter and future increases are currently projected.

The gas price for 2023, which is determined based on the 2022 average, was set at €1.13 per cubic meter, a price that is higher than the cap of the subsidy granted to the Company’s Dutch subsidiaries (approximately €0.75 per cubic meter). Therefore, in 2023 the Dutch subsidiaries will temporarily exit the subsidy regime. Not using the subsidy during 2023 will enable the Dutch subsidiaries to postpone the termination of the subsidy period (originally 12 years) by one year.

Due to the military conflict in Ukraine, during 2022 there was an increase in the price of feedstock, which is based on agricultural residues, in the cost of transportation and the price of electricity (which increased tenfold). These circumstances caused an increase in expenses. As of the beginning of 2023, the feedstock prices and transportation costs are in decline and there is no shortage of raw material of any kind.

The increase in electricity prices in the Netherlands did not substantially impact two of the three biogas facilities owned by the Company, which mostly produce electricity and heat for self-consumption. However, the Gelderland project, which was acquired in December 2020, was not equipped with the means to self-generate electricity and heat during 2022 and was required to pay expensive prices for the electricity it consumes and to purchase expensive gas for heating, which caused an increase in expenses of approximately €1 million compared to forecasts. In May 2022, Gelderland received notification of approval for a subsidy for generation of electricity and heat in its facility, in August 2022 a generator (CHP) was ordered, which is being installed and expected to commence operating during the coming days.

Projects under Development or Construction

The Manara PSP

The construction of the Manara PSP commenced in April 2021 and is advancing in accordance with the construction plans and schedule. The Manara PSP is expected to reach commercial operation during 2026 and we and the Manara PSP other shareholder invested the equity required for the Manara PSP, with the remainder of the funding received from a consortium of lenders led by Mizrahi Tefahot Bank Ltd., at a scope of approximately NIS 1.27 billion. This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs.

For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

PV Projects under Development

Italian PV Portfolio

We are currently planning to commence construction of photovoltaic facilities in Italy during 2023 in an aggregate capacity of approximately 150-200 MW, or the Italian PV Portfolio. The Italian PV Portfolio received building permits and is in “Ready to Build” status. The bid process for the contractors who will build the Italian PV Portfolio is underway and the winning contractor(s) will be determined in the coming days. The cost of construction of the Italian PV Portfolio, including related expenses, is currently estimated at €150 million - €200 million and the expected average construction period of each facility is approximately 18 months.

We are in advanced stages of negotiating a framework agreement for the financing of the Italian PV Portfolio with a European bank for a period of twelve years and for the financing of additional approximately 400 MW PV in Italy. The scope of financing will be determined based on the ratio of the debt to the cost of construction and the financing is expected to cover 80% of the construction costs, including related expenses, if a financial power swap (PPA) will be executed in connection with the relevant facility and 60% of such costs if a PPA will not be executed. We currently do not plan to execute PPAs in connection with these facilities. Therefore, the financing for the Italian PV Portfolio is expected to be approximately €90-120 million and the equity required from us is approximately €60-80 million.

The Italian PV Portfolio includes our wholly-owned Italian subsidiaries, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, which are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy, and our wholly-owned subsidiaries, Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL, which are developing photovoltaic plants with installed capacity of 15.06 MW, 87.2 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached Ready to Build status.

Additional PV Projects under Development

In addition to the Italian PV Portfolio, we have photovoltaic projects under various development stages as follows: (i) under advanced development stages – 306 MW in Italy and 40 MW plus storage in Israel; and (ii) in early development stages – 800 MW in Italy, Spain and Israel.

We are negotiating a financing agreement for the financing of 600 MW PV projects (including the Italian PV Portfolio) that are under advanced development in Italy with a leading European bank in the field.

In addition, of the aforementioned portfolio of projects under early development stages, the Company is advancing the following projects in Israel: (i) the Komemiyut project, intended for 21 MW PV and 47 MW / hour batteries. The project obtained an approval for connection to the grid and is in the process of receiving a building permit. Construction is planned to commence in the third quarter of 2023, (ii) the Qelahim project, intended for 15 MW PV and 33 MW / hour batteries. The project obtained an approval for connection to the grid, and is in the final stages of the zoning approval, (iii) the Talmei Yosef project, an expansion of the existing project (as of today 9 MW PV) to 104 dunams, intended for 10 MW PV and 22 MW / hour batteries. The request for zoning approval has been filed and approval is expected to be received in the second quarter of 2023, (iv) the Talmei Yosef storage project in batteries, which obtained zoning approval for 30 dunam, intended for approximately 400 MW / hour. The project is designed for the regulation of the high voltage storage, and (v) the Sharsheret project, intended for 20 MW PV and 44 MW / hour batteries. The zoning request was submitted. There are additional 250 dunams that are under advanced planning stages.

The Komemiyut and Qelahim projects are based on a tender we previously won for PV plus storage.

The advancement and development of these and other projects is subject to the projects reaching several milestones, including receipt of regulatory approvals and authorizations, procurement of land rights, obtaining financing, commencement and completion of construction and connection to the grid, and to various risks and uncertainties applicable to projects under development and construction as more fully set forth under “Item 3.D: Risk Factors” above.  There can be no assurance as to how many projects, if any, will reach the final stage of connection to the grid and operational status and, even if projects reach certain milestones, there is no assurance that we will decide to advance the projects. We may advance some or all of the projects with partners and therefore we may not wholly-own such projects in the future.

Series E Secured Debentures Offering in Israel

On February 1, 2023, we issued NIS 220 million (approximately €58.5 million, as of the issuance date) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

i.	a fixed pledge first degree on shares of Dori Energy held by Ellomay Energy LP, representing a 50% ownership of Dori Energy, which holds 18.75% of Dorad;

ii.
a floating first degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans provided by Ellomay Energy LP to Dori Energy; and

iii.	a fixed first degree pledge on our rights and the rights of Ellomay Energy LP in and to a trust bank account in the name of the trustee of the Series E Secured Debentures.

The Series E Secured Debentures are traded on the TASE.

The principal amount of Series E Secured Debentures is repayable four equal installment on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive).

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series E Secured Debentures up to an aggregate par value of NIS 220 million subject to certain conditions.

The Series E Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.
Our Adjusted Balance Sheet Equity (as such term is defined in the Series E Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol PV Plant), on a consolidated basis, shall not be less than €75 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €80 for purposes of the update of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series E Net Financial Debt, to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt, or our Series E CAP, Net, to which we refer herein as the Series E Ratio of Net Financial Debt to Series E CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.
The ratio of (a) our Series E Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters, or our Series E Adjusted EBITDA, to which we refer to herein as the Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series E Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 60% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series E Secured Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) we will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Adjusted Balance Sheet Equity not lower than €90 million, (ii) Series E Ratio of Net Financial Debt to Series E CAP, Net not to exceed 60%, and (iii) Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series E Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists. The Series E Deed of Trust includes several limitations and requirements applicable to our holdings in Dori Energy and additional provisions that may limit our ability to sell our holdings in Dori Energy or to revise arrangements with Dori Energy.

For further information concerning the Series E Deed of Trust, see “Item 10.C: Material Contracts” and the Series E Deed of Trust included as Exhibit 4.20 under “Item 19: Exhibits.”

Entry into US Solar PV Market

On March 14, 2023, we entered into a Joint Development Agreement, or the JDA, for the development of solar photovoltaic projects in the State of Texas. The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. The JDA provides for the initial development, design, construction and finance of two solar PV projects with aggregate projected DC capacity of 23 MW, or the First US Projects. The First US Projects are in advanced stages of development and the estimated capital costs of the First US Projects are in the range of $25-$27 million. Our share of the capital costs of the First US Projects is estimated at approximately $18-$20 million and the balance is intended to be provided by tax equity sources with whom we are currently in discussions. The sites for the First US Projects will be leased under long-term leases from special purpose companies (Landcos) controlled by the development team. One of the First US Projects, with a DC capacity of approximately 13 MW, is expected to achieve Ready to Build status within six months. The JDA also provides for the development of three additional solar PV projects up to Ready to Build status with aggregate DC capacity of approximately 30 MW.

The projects to be developed under the JDA will be subject to the ERCOT Distributed Generation, or DG, Scheme for projects of up to 10 MW AC capacity and the applicable electricity market is the “ERCOT North” zone market. Under the DG Scheme, ERCOT (the electricity regulator of the State of Texas), allows owners of generation assets to sell electricity to Qualified Service Entities (QSE’s) at market rates under Real Time or Day Ahead prices at the local nodes where the projects are located and/or to designated “Behind the Meter” clients under Power Purchase Agreements.

Principal Capital Expenditures and Divestitures

From 2017 through March 15, 2023, we made aggregate capital expenditures of approximately €257 million in connection with our operating Spanish PV Plants. Our aggregate capital expenditures in connection with the acquisition of the Talmei Yosef PV Plant was approximately €11.9 million. Our aggregate capital expenditures in connection with PV Plants under development in Europe and Israel was approximately 22.9 million.  The aggregate capital expenditures in connection with the Manara PSP through March 15, 2023, including amounts recorded in the general and administrative expense, were approximately 120 million. From 2017 through March 15, 2023, capital expenditures incurred by the project companies in connection with the Waste-to-Energy Projects in the Netherlands were approximately €36 million.

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

We are involved in the production of renewable and clean energy. We own seven PV Plants that are operating and connected to their respective national grids as follows: (i) five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 MW, (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MW. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy,  (iii) Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic plants with installed capacity of 15.06 MW, 87.2 MW and 18 MW, respectively, in the Lazio Region, Italy, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter, or Nm3, per year, respectively and (v) 83.333% of Ellomay PS, which is constructing the Manara PSP. We also develop PV projects in Italy, Spain and Israel.

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

Global Trends in the Industry

Europe

Overcoming severe supply chain bottlenecks and Covid-19 related restrictions, 41.4 GW of new solar PV capacity was connected to the grid in 2022 throughout EU Member States, a 47% increase compared to 2021. This follows the substantial addition of 41% in 2021. The total solar capacity of EU Member States reached 208.9 GW in 2022, an increase of 25% from 2021. According to “SolarPower Europe’s” base case scenario, additional annual PV installations between 2023-2026 are forecasted to be 54 GW, 62 GW, 74 GW and 85 GW, respectively. Furthermore, “SolarPower Europe” expects the total solar capacity of the EU to reach 920 GW by 2030 in their base case scenario, surpassing the 750 GW target set by the REPowerEU by 24%.

In 2022, the European Commission presented the REPowerEU Plan, which is “in response to the hardships and global energy market disruption caused by Russia's invasion of Ukraine”. As part of the REPowerEU Plan, the EU aims to connect over 400 GW of solar photovoltaic facilities by 2025 and approximately 750 GW by 2030. Furthermore, the European Commission proposed to increase the EU’s 2030 target for renewable energy to 45% from 40%.

Israel

In October 2020, the Israeli government approved a plan to increase its solar capacity by 15 GW and raise its target proportion of national electricity drawn from renewables from 17% to 30% by 2030. The 2025 target was set at 20%. According to the Israeli Electricity Authority’s 2023 Annual Conference, the total installed renewable energy capacity is expected to be 9.6 GW by the end of 2025, of which 4.5 GW will be in dual-use photovoltaic systems and 2.6 GW will be from land photovoltaic systems. This is expected to constitute 35% of the total capacity expected in Israel at that time. Furthermore, the Israeli Electricity Authority forecasts that the total installed renewable energy capacity will be 16 GW by the end of 2030.

According to the 2022 Annual Renewable Energy Report of the Israeli Electricity Authority, Israel’s total installed renewable energy capacity reached approximately 4.8 GW by the end of 2022, representing 21% of the total capacity in the Israeli electricity market and reflecting an average increase of 37% per annum during the years 2018-20. The report shows that solar energy contributed 3.3 GW out of the total 4.8 GW, with 2 GW from dual-use photovoltaic systems and 1.3 GW from land photovoltaic systems. This report also reveals an increase in the installations during recent years with a monthly average of 43 MW, 78 MW and 96 MW during 2020, 2021 and 2022, respectively. In addition, the report highlights that the actual consumption rate of renewable energy in Israel crossed the 10% threshold for the first time in 2022, with renewable energy representing 10.1% of the actual electricity consumed during the year.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Operating Photovoltaic Plants

The following table includes information concerning our operating PV Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the year ended December 31, 2021 (in thousands)[2]	Revenue in the year ended December 31, 2022 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed Panels	July 2010	N/A	€698	€946
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€550	€684
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€907	€1,109
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed Panels	June 2011	N/A	€432	€525
“Talmei Yosef”	9,000 kWp	Talmei Yosef, Israel	PV – Fixed Panels	November 2013	0.9857[3] (NIS/kWh)	€1,016[4]	€1,119[4]
“Talasol”[5]	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	December 2020	N/A	€28,494	€32,740
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	June 2022	N/A	--[6]	€3,597

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the regulation and in the climate and the degradation of the solar panels.

3.
The initial tariff of NIS 0.9631/kWh was fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff was NIS 0.9946/kWh in 2021 and increased to NIS 1.0185/kWh in 2022.

4.
As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, out of total proceeds from the sale of electricity of approximately €4.3 million and €4.5 million for the years ended December 31, 2021 and 2022, respectively, only revenues related to the ongoing operation of the plant in the amount of approximately €1 million and €1.1 million for the years ended December 31, 2021 and 2022, respectively.

5.	The Talasol PV Plant is 51% owned by us and the revenues included in the table reflect 100% ownership.

6.
As the Ellomay Solar PV Plant was connected to the Spanish national grid during June 2022, no revenues were recorded in connection with this PV Plant for the year ended December 31, 2021 and during the year ended December 31, 2022 until connection to the national grid.

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

•	an Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

•	an Operation and Maintenance (O&M) Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor; and

•	a number of ancillary agreements, including:

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

•
Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte”) with Red Eléctrica de España (the Spanish grid operator, or REE).

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

•
one or more “interconnection agreements” with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid; and

•
to the extent the FiT or any other incentive will be applicable – standard “incentive agreements” with GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Material Effects of Government Regulations on the Italian PV Plants”).

The summaries below describe the material terms of the O&M Agreements executed in connection with our operating PV Plants.

Operation and Maintenance Agreements

General

As mentioned above, each of the PV Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the PV Plant, or the PV Principal. Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the PV Plant.

In our Talmei Yosef PV Plant and Talasol PV Plant, a technical adviser, or the Technical Advisor, was appointed by the Financing Entity, to monitor the performance of the services. Our current Technical Advisers in Spain and Israel is a leading technical firm which appears in the banks’ whitelist.

We expect that, if required, we could replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will receive the same terms and warranties from the new contractor. In addition, to the extent the relevant PV Plant received financing from a bank or other financing institution, the applicable financing agreement generally requires that we obtain the financing institution’s approval for the replacement of an O&M contractor.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services in our operating PV Plants in Spain, other than Ellomay Solar and Talasol, varies from €12,800 to €20,700 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid on a quarterly basis. The annual consideration for the Talasol O&M services amounts to approximately €2 million, paid on a monthly basis. The annual consideration for the Ellomay Solar O&M services amounts to approximately €0.19 million, paid on a monthly basis. The annual consideration for the Talmei Yosef O&M services amounts to approximately NIS 0.6 million (approximately €0.18 million based on the average exchange rate for converting the NIS to euro during the year ended December 31, 2022), paid on a quarterly basis. The Subscription Services fee is fixed, and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

O&M Contractor’s Obligations, Representations and Warranties

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

The Talasol PV Plant

In June 2018, Talasol executed the Talasol PPA in respect of approximately 80% (75% based on P-50) of the output of a prospective photovoltaic plant for a period of 10 years. The Talasol PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than forty countries and has a proven track record in financial hedges. The power produced by the Talasol PV Plant is sold in the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the Talasol PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedge transaction became effective in March 2019.

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

The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol PV Plant’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate, or PAC, under the EPC agreement of the Talasol PV Plant. Following the achievement of PAC on January 27, 2021, the deferred payment amount of €1.4 million was received by Ellomay Luxembourg.

On the closing date of the Talasol SPA, Ellomay Luxembourg and the Talasol Partners entered into a Partners’ Agreement, or the Talasol PA, setting forth the relationship between the prospective shareholders of Talasol, the governance and management of Talasol, the funding and financing of Talasol and the mechanism for future transfers of Talasol’s shares. The Talasol PA provides that all matters brought for a vote at a partners’ meeting, other than specific reserved matters, will be adopted by the majorities set forth in the Spanish Companies Act. The Talasol PA includes minority rights for the Talasol Partners and provides that we will appoint the majority of the board members and that all matters brought for a vote at a board of directors meeting will be adopted by a simple majority of the directors, other than specific matters.

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

The Talasol PV Plant has entered into its operational stage, which entails several risks and uncertainties. For more information concerning these and other risks see under “Risk Factors – Risks Related to our Business.” The projected production, revenues and other future results and outcomes included herein are based on the current expectations and assumptions of the Company and its advisors and are subject to various conditions and circumstances.

Talasol PV Plant Project Finance

The Talasol PV Plant obtained project financing in connection with the commencement of its construction. During January 2022, Talasol refinanced its previous financing. For more information concerning the refinancing and the new financing of Talasol, see “Item 5.B: Liquidity and Capital Resources.”

Ellomay Solar

On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar PV Plant with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

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

In June 2022, the Ellomay Solar PV Plant was connected to the electricity grid and commenced production of electricity.

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

As noted, the tender process was for a quota and we are currently examining and expect to further examine potential sites for the construction of the facilities. With respect to each project we will be required to obtain approvals, if applicable, from the Israel Land Authority, or ILA, in connection with the site for such project, and to take all other actions necessary for the promotion of such project. Pursuant to the terms of the tender, we are further required to receive approvals for connection to the electricity grid and a grid synchronization approval from the Israeli Electric Company within up to 37 months. Following the receipt of the notice from the Israeli Electricity Authority, we submitted a performance guarantee in an aggregate amount of NIS 12 million (approximately €3 million based on the euro/NIS exchange rate at that time). During 2022, we started developing the projects under this tender, the Komemiyut project, intended for 21 MW PV and 47 MW / hour batteries that obtained an approval for connection to the grid and is in the process of receiving a building permit and construction is planned to commence in the third quarter of 2023, and the Qelahim project, intended for 15 MW PV and 33 MW / hour batteries that obtained an approval for connection to the grid, and is in the final stages of the zoning approval.

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

In connection with the execution of the First Framework Agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1.6 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach “ready to build” status, the advance payment will be proportionately refunded.

Second Framework Agreement

In December 2019, Ellomay Luxembourg executed an additional Framework Agreement, or the Second Framework Agreement, with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a period of forty-one months.

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

 Our wholly-owned Italian subsidiaries, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy and our wholly-owned subsidiaries, Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL are developing photovoltaic plants with installed capacity of 15.06 MW, 87.2 MW and 18 MW, respectively, in the Lazio Region, Italy that have reached Ready to Build status, all under the Second Framework Agreement.

The advancement and development of projects that will become part of the First Framework Agreement and the Second Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will by identified by the developer and that will thereafter reach the “ready to build” status, and as to our decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made. In addition, projects in the construction stage are exposed to several risks, including delays in supply of equipment and defaults by contractors as noted under “Item 3.D: Risk Factors” above.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants. The competition in the Israeli photovoltaic sector concentrates on the ability to receive licenses from the Israeli Electricity Authority for the construction of new photovoltaic plants, which is subject to a quota as more fully described below and the ability to acquire existing plants that were already granted an electricity production license. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Nofar Energy Ltd, (TASE:NOFR), Doral Group Renewable Energy Resurcs Ltd. (TASE:DORL), Meshek Energy-Renewable Energies Ltd. (TASE:MSKE), Shikun & Binui Energy Ltd. (TASE:SBEN), Enlight Renewable Energy Ltd. (TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. We produce a substantial amount of our PV Plants’ energy during the summer months when sunlight conditions tend to be most favorable. Although we received the technical calculation of the average production recorded in the area of each of our PV Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions, including climate change and extreme weather conditions, can have a material impact on the PV Plants’ output and could result in production of electricity below expected output. For example, the radiation in Spain during the fourth quarter of 2022 was relatively lower than the radiation during the same period in 2021, negatively impacting the revenues from the Talasol PV Plant and the Ellomay Solar PV Plant.

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our PV Plants entails the assembly of solar panels and inverters purchased from third party suppliers. A critical factor in the success of our PV Plants is the existence of reliable panel suppliers, who guaranty the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level, generally 90% during the initial ten-year period and 80% during the following ten-fifteen years period, is guaranteed by the panel suppliers. However, if any supplier is unreliable or becomes insolvent, it may default on warranty obligations.

There are currently sufficient numbers of solar panel manufacturers at sufficient quality and we are not currently dependent on one or more specific suppliers. Silicon is a dominant component of the solar panels and inverters are also a material component of the photovoltaic systems, and although manufacturing abilities of silicon have increased over-time, any shortage of silicon, or any other material component necessary for the manufacture of the solar panels, or any shortage of other components, including inverters, may adversely affect our business. Shortages in materials may also impact the ability to construct batteries designated for energy storage.

The Covid-19 pandemic has put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials, and shipping bottlenecks creating supply chain shortages and delays. Although the shortage in silicon is currently less material, the inverters continue to be in short supply due to the global shortage in semiconductor chips that started in 2020. It may take several years until solar module prices stabilize.

Material Effects of Government Regulations on the PV Plants

The development, construction and operation of a photovoltaic plant is subject to complex legislation covering, inter alia, building permits, licenses, the governmental long-term incentive scheme and security considerations. The following is a brief summary of the regulations applicable to our PV Plants.

European climate goals

In June 2021 the EU established the European Climate Law, in which the previously adopted CO2 reduction goals are made legally binding for the EU member states. The European Climate Law includes the obligation for Europe’s economy and society to become climate-neutral by 2050 and also provides the intermediate target for a 55% cut in greenhouse gas emissions in 2030 compared to 1990 levels. In order to become climate-neutral in 2050, the EU has furthermore set out intermediate targets for 2030, for example the target that 32% of the energy production in the EU must come from renewable sources. The latter follows from the European Renewable Energy Directive. The EU is currently negotiating this Directive to increase the intermediate target to at least 40%. In addition, as noted above in May 2022 the European Commission proposed, as part of the REPowerEU program, to increase the target to 45% by 2030, to be implemented through RED III. This program furthermore focuses on saving energy, producing clean energy and diversifying the EU’s energy supplies.

Material Effects of Government Regulations on the Italian PV Plants

The regulatory framework surrounding photovoltaic plants located in Italy consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

Authorization Procedure

Environmental Impact Assessment (Valutazione di Impatto Ambientale – VIA)

According to Legislative Decree no. 152 of 3 April 2006, or Legislative Decree no. 152/2006, regulating environmental matters:

(i)
PV projects with an overall power capacity exceeding 1 MW are subject to the Environmental Impact Assessment screening procedure, or EIA Screening, performed by the relevant region. At the end of the EIA Screening procedure, the competent authority determines whether or not the PV project should be subject to the ordinary Environmental Impact Assessment procedure, or EIA; and

(ii)	PV projects with an overall power capacity exceeding 10 MW are subject to the EIA performed by the state.

The authorization procedure follows different procedures depending on whether the project falls under the EIA procedure of the state or of the relevant region, namely:

(i)
PV projects falling within EIA procedure of the regions (i.e., PV projects with a power capacity between 1 MW and 10 MW) are authorized by means of Provvedimento Autorizzatorio Unico Regionale, or PAUR, pursuant to Article 27-bis of the Legislative Decree no. 152/2006, which includes the EIA and the Autorizzazione Unica (“Single Authorization”), or AU, pursuant to Article 12 of Legislative Decree no. 387 of December 29, 2003, or Legislative Decree no. 387/2003, and all other permits / nihil obstat / opinions necessary for the implementation of the PV project; and

(ii)	PV projects falling within EIA procedure of the state (i.e., PV projects with a power capacity exceeding 10 MW) are authorized by means of the AU which includes the EIA decree.

Authorizations for the construction and operation of PV Plants

a.	Authorization for the construction and operation of PV Plants (Autorizzazione Unica)

The construction and operation of a PV plant is subject to receipt of the AU pursuant to Article 12 of Legislative Decree no. 387/2003.

The AU is an authorization issued by the relevant region (or, as the case may be, the province delegated by the region) which contains all permits, authorizations and opinions that would otherwise be necessary to start the construction works (such as, building licenses, landscape authorizations, permits for the interconnection facilities, etc.).

The AU is issued following a procedure called Conferenza di Servizi (“Steering Committee”) in which all relevant entities and authorities participate.

b.	PAUR

According to Article 27-bis of Legislative Decree no. 152/2006, in case of PV projects falling within EIA procedure of the region, the interested party shall submit to the region (or, as the case may be, the province delegated by the region) the PAUR application.

Under the PAUR procedure, all authorizations, understandings, concessions, licenses, opinions, concerts, nihil obstat and consents, however denominated, necessary for the implementation and operation of the same project are issued, including the EIA and AU.

c.	PAS

Article 6 of Legislative Decree no. 28 of March 3, 2011, or Legislative Decree no. 28/2011, introduced a simplified authorization procedure, or PAS, and aimed at authorizing certain typologies of renewable energy power plants. According to the PAS procedure, an applicant can start the construction works of the PV project after 30 days of the filing of the application with the competent municipality provided that the latter has in that time not raised objections and/or requested integrations.

According to Article 9-bis of Legislative Decree no. 28/2011, the PAS procedure also applies to:

(i)
the construction of PV plants of up to 10 MW located in so called “suitable areas” (aree idonee) (which are to be identified on the basis of the criteria set out in Legislative Decree no. 199 of November 8, 2021, as detailed below); and

(ii)	agri-photovoltaic plants located less than 3 km away from industrial, productive or commercial areas (with no power limitation).

Under the circumstances described in (i) and (ii) above, the threshold for the subjection of in the applicable guidelines, including, for example, areas of significant cultural interest or protected areas pursuant to applicable legislation, certain agricultural areas, areas of tourist attraction and areas that perform functions for the conservation of biodiversity.

d.	DILA

Furthermore, in relation to PV plants, non-substantial modifications can be authorized through the so called Dichiarazione di Inizio Lavori Asseverata, or DILA, i.e., a self-declaration confirmed by a qualified surveyor based on which the relevant works can start immediately. Specifically, pursuant to Article 6-bis of Legislative Decree no. 28/2011, interventions on existing plants and changes to authorized projects that do not entail an increase in the surface area occupied by the plants and the related connection works, and regardless of the resulting electric power following the intervention, may be carried out with DILA without the need to submit such changes to environmental and landscape assessments or to obtain any act of consent from the competent administrations.

In particular, works on ground-mounted PV plants may be carried out with DILA if, also as a result of the modification of the technological solution used, through the replacement of modules and other components and the modification of the layout of the system, they entail a variation of the maximum height from the ground not exceeding 50%.

e.	Free building activity (Attività di edilizia libera)

According to Law Decree no. 13/2023 (still to be converted into law) the construction and operation of PV plants:

(i)	in areas for industrial, productive or commercial use;

(ii)	in closed and restored landfills or landfill lots; or

(iii)
in quarries or lots of quarries that cannot be exploited further, for which the competent authority for the issue of the authorization has certified the completion of the recovery and environmental restoration activities envisaged in the authorization title in compliance with the regional regulations in force;

is considered an ordinary maintenance activity and is not subject to the acquisition of permits, authorizations or acts of consent, however denominated.

Furthermore, the installation of PV plants on buildings is qualified as ordinary maintenance and is not subject to any permit or authorizations (edilizia libera), with the exception of buildings considered of public interest.

Suitable areas

On November 8, 2021, Legislative Decree no. 199, or Legislative Decree no. 199/2021 or Red II Decree, has been issued, implementing the EU RED II (Renewable Energy Directive, no. 2018/2001) on the promotion of the use of energy from renewable sources.

Article 20 of the Legislative Decree no. 199/2021 provides for the regulations for the identification of surfaces and areas suitable for the installation of renewable energy plants. In particular, the aforementioned provision provided that ministerial decrees to be adopted by Ministry of the Environment and Energy Safety, or the MASE, in consultation with the Ministry of Culture, or MC, and after agreement in the Unified Conference must establish uniform principles and criteria for the identification of areas suitable and unsuitable for the installation of renewable source plants having a total capacity at least equal to that identified as necessary by the National Integrated Energy and Climate Plan, or the PNIEC.

Subsequently, each region (within a further 180 days of the adoption of the ministerial decrees) has to identify by specific regional laws the suitable areas, in compliance with the principles and criteria established in the ministerial decrees. The decrees have not yet been issued, however, Legislative Decree no. 199/2021:

(i)	provided that pending the identification of suitable areas by the regions no moratoria or suspensions of the terms of authorization procedures may be ordered; and

(ii)	identified some suitable areas.

Pursuant to Article 20 of the Legislative Decree no. 199/2021, as recently modified and supplemented, the following areas are to be considered as suitable areas:

(i)
the sites where plants of the same source are already installed and where non-substantial modification works are carried out, as well as, for PV plants only, the sites where, on the date of entry into force of the provision, there are photovoltaic plants on which, without change in the occupied area or otherwise with changes in the occupied area within the limits referred to in (vi)(a) below, substantial modification work is carried out for refurbishment, repowering or complete reconstruction, including with the addition of storage systems with a capacity not exceeding 8 MWh for each MW of power of the photovoltaic plant;

(ii)	the areas of sites undergoing reclamation;

(iii)	quarries and mines that have ceased, not reclaimed or abandoned or are in an environmentally degraded condition;

(iv)	sites and facilities at the disposal of Italian State Railways Group companies and rail infrastructure managers as well as highway concession companies;

(v)
sites and facilities in the availability of the airport management companies within the perimeter of relevance of the airports of the smaller islands subject to the necessary technical verifications by the National Civil Aviation Authority;

(vi)
exclusively for photovoltaic plants, including those with ground-mounted modules, in the absence of constraints under Part Two of the Legislative Decree no. 42 of January 22, 2004, or the Cultural Heritage and Landscape Code:

a)
areas classified as agricultural, enclosed within a perimeter whose points are not more than 500 meters from areas of industrial, artisanal and commercial use, including sites of national interest, as well as quarries and mines;

b)
areas within industrial plants and establishments, as defined in Legislative Decree no. 152/2006, as well as classified agricultural areas enclosed within a perimeter whose points are no more than 500 meters from the same plant or establishment;

c)	the areas adjacent to the highway network within a distance not exceeding 300 meters; and

(vii)
without prejudice to the provisions of points above, areas that are not included in the perimeter of property subject to protection under the Cultural Heritage and Landscape Code, nor fall within the buffer zone of property subject to protection under Part Two or Article 136 of the same Legislative Decree. The buffer strip shall be determined by considering a distance from the perimeter of protected property of 500 metres for photovoltaic plants.

In order to further facilitate authorization procedures in suitable areas, Article 22 of the Legislative Decree no. 199/2021 provided that:

(i)
in procedures for the authorization of power production facilities powered by renewable sources on suitable areas, including those for the adoption of the environmental impact assessment resolution, the competent authority for landscape matters shall express a mandatory non-binding opinion. After the time limit for the expression of the non-binding opinion has expired, the competent authority shall in any case take action on the permit application; and

(ii)	the time limits for permit procedures for plants in suitable areas shall be reduced by one-third.

Such rules shall also apply, where they fall on suitable areas, to the electrical infrastructure for the connection of plants for the production of energy from renewable sources and those necessary for the development of the national electricity transmission grid, if strictly functional to the increase of energy that can be produced from renewable sources.

Connection to the National Grid

The procedures for the connection to the national grid are provided by the Regulatory Authority for Energy, Networks and Environment (Autorità di Regolazione per Energia Reti e Ambiente, or ARERA. Currently, the procedure to be followed for the connection is regulated by ARERA Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA), as subsequently integrated and amended.

According to TICA, an application for connection must be filed, depending on the power capacity of the PV plant, with the competent local / national grid operator, after which the latter issues in favor of the applicant the connection estimate for the connection costs of the PV project, including the Soluzione Tecnica Minima Generale, or STMG. Depending on the grid operator, the STMG shall be accepted within 45 or 120 days of its issuance. However, for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

(i)	by way of sale on the electricity market (Italian Power Exchange - IPEX), the so called “Borsa Elettrica”;

(ii)	through bilateral contracts with wholesale dealers; and

(iii)
via the so-called “Dedicated Withdrawal” introduced by ARERA Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the national energy handler (GSE), which will in turn deal with energy buyers on the market.

The Incentive Tariff System for PV Plants

a.	FER1 Incentives

The Italian government promotes renewable energies by providing certain incentives. In the past, these incentives were provided mainly through granting of a fixed Feed-in Tariff, or FiT, for a period of 20 years from the entry into operation of a PV plant. The FiT was determined with reference to the nominal power of the PV plant, the characteristics of the plant (plants were divided into non-integrated, partially integrated and architecturally integrated) and the year on which the plant has been connected to the grid.

On July 4, 2019, the Italian Ministry for Economic Development issued a decree setting out a new incentive scheme for renewable energy plants including PV plants (Decree 4 July 2019, or the FER1 Decree). With reference to PV plants, the FER1 Decree divides the PV plants eligible for incentives into two groups according to type, renewable energy source and category of intervention:

Group A	Includes PV plants of new construction.
Group A-2	includes PV plants of new construction whose modules are installed to replace roofs of buildings and farm buildings on which asbestos or fibre cement is completely removed.

With respect to PV plants, the FER1 Decree provides incentives that are determined mainly based on the PV plant capacity. Additional bonuses are granted to plants below 1 MWp installed as replacement of asbestos rooftops (included in group called “A-2” as set forth above) and to plants with power below 100 kW installed on buildings provided that the amount of self-consumed energy is equal at least to 40% of the total net production (€10/MWh). Below is a table summarizing the amount of the applicable reference tariff:

Plant Type	Power level (kW)	Reference Tariff (€/MWh)	A-2 plants Bonus (€/MWh)	Bonus for self-consumption (€/MWh)
Group A	20 <P ≤100	99.75	-	10
	100 <P ≤1000	85.50	-	-
	P ≥1000	66.50	-	-
Group A-2	20 <P ≤100	105.00	12	10
	100 <P ≤1000	90.00	12	-

There are two different ways of accessing the incentives depending on the power of the PV plant and the group to which it belongs:

(i)
Enrolment in Registers – PV plants with a power capacity of more than 20 kW and less than 1 MW that belong to Groups A and A-2 must be enrolled in the Registers, through which the available power quota is allocated on the basis of specific priority criteria. With respect to plants below 1 MW, the first criterion is the installation of the plant in areas such as closed dumps or mines, or (for A-2 plants) on public buildings such as schools or hospitals. This is aimed at giving preference to environment-friendly plants and therefore, for the avoidance of doubt, such plants will be preferred to other plants even if the tariff reduction set out in the application is lower.

(ii)
Participation to Auction Procedures – PV plants with a power capacity greater than or equal to 1 MW that belong to Groups A must participate in the Auction Procedures, through which the available power quota is allocated, according to the highest discount offered on the incentive level and, at equal discount, applying further priority criteria. Incentives are awarded for a period of 20 years at the outcome of seven tenders held between September 2019 and September 2021, whereby the effective granted tariff will be equal to the reference tariff as reduced by the percentage reduction offered by the applicant. With respect to plants above 1 MW, the first criterion is instead the tariff percentage reduction.

There are two different incentive mechanisms, depending on the power of the plant:

(i)	the All-in Tariff (Tariffa Onnicomprensiva, or TO) consisting of a single tariff, corresponding to the incumbent tariff, which also remunerates the electricity withdrawn by the GSE; and

(ii)	an incentive calculated as the difference between the incumbent tariff and the hourly zonal energy price, since the energy produced remains at the operator’s disposal.

For plants above 250 KW, the incentive is paid by GSE as positive balance between the tariff and the energy price (i.e. the zonal hourly price); if the balance is negative, GSE is entitled to receive the relevant amount from the producer. For plants below 250KW, the producer can also request that GSE pay the incentive as All-in Tariff (Tariffa Onnicomprensiva). The incentives provided by the FER1 Decree cannot be cumulated with the ones provided under the various Conto Energia (the laws governing the previous incentive regime in Italy) and are in any case subject to achievement of an overall cap equal to an annual medium cost for incentives of €5.8 billion per year.

b.	Red II Decree Incentives

The Red II Decree has set-up the framework for new incentives in the PV industry that will have to be implemented through detailed legislation, which is still to be adopted. In particular, it has been provided that different incentives will be granted depending on the type of plant, and the main distinction is implemented between “small plants” (with capacity up to 1 MW) and “big plants” (with capacity higher than 1MW):

(i)	as to small plants with a power capacity equal to or less than 1 MW, incentives will be awarded:

a)	as to plants with market competitive generation costs and plants belonging to energy communities or self-consumption configuration, through direct access to incentives; and

b)	as to innovative plants and plants with higher generation costs, through tender procedures.

(ii)	as to big plants, with power capacity above a threshold of at least 1 MW, incentives will be awarded through downward auction procedures.

According to the RED II Decree, procedural simplifications and priority for the access to incentives are contemplated for PV plants, including inter alia:

(i)
the combination of renewables with storage systems is promoted, so as to enable greater programmability of sources, also in coordination with mechanisms for the development of centralized storage capacity;

(ii)	priority access is established for PV plants to be built on suitable areas (aree idonee), with the same economic offers; and

(iii)	participation in incentives is facilitated for those who install PV plants following asbestos removal, with bonus facilities and the widest possible participation modalities.

The amount of the incentives, as well as the financial commitment allocated thereto, shall be defined by future implementing decrees.

The Red II Decree has also set up an ad hoc definition of long-term power purchase agreements, defined as the contract by which a person or entity undertakes to purchase renewable sources electricity directly from an electricity producer. In that respect, the aim of the Red II Decree is to promote the utilization of power purchase agreements, and in this respect, within 180 days of entry into force thereof, the following actions have been planned:

(i)	the creation of an online information board with the aim to facilitate the alignment of demand and offer;

(ii)	the setting-up of a platform for the conclusion of power purchase agreements (as already provided in previous legislation);

(iii)	the definition of tender schemes for the supply of renewable source energy to public administration through power purchase agreements; and

(iv)	issuance of an ad hoc regulation in order to inform final customers as to power purchase agreements, also in order to facilitate use thereof by consumers in aggregate shape.

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

The guidelines clarify that the retention shall apply also in the case that the incentive-related receivables have been the object of assignment (as is applicable to our financed projects). PV pkants subject to the Fourth and Fifth Conto Energia (except for certain specific type of plants) are exempt from the retention provided that the relevant panel producers are enrolled with consortia/institutions listed in an ad hoc register held by GSE.

Furthermore, in 2021 GSE provided that as an alternative to the retention, PV plant owners can provide a financial guarantee for the dismantling by joining an ad hoc set-up collective system. In this respect, with Decree n. 54/2022 the Ministry of Ecological Transition (now, MASE) has approved new operating instructions defined by GSE. The new guidelines provide clarifications on operational issues and set out the timeframe (within ten years of commencement of operations) to join collective systems as an alternative to retention.

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

With circular dated March 30, 2017, the Italian Tax Office further clarified that PV plants can be characterized as movable assets and particularly, as a result, will be subject to the so called “super-depreciation”, which allows them to increase the actual cost of the investment in PV plants by 40%, with associated significant fiscal benefits. During subsequent years such fiscal benefit has been partially amended; for 2022 a tax credit equal to 6% of the capital expenditure (up to a maximum of 2 million euros) has been provided.

Renewables energy cap

“Extra-profits” Measure (Law No. 25 of 28 March 2022)

By means of Article 15-bis, Law Decree no. 4 of January 27, 2022, or Law Decree no. 4/2022 (converted into Law no. 25/2022 “Extra-profits Measure”), the Italian Government introduced a two-ways offset mechanism aimed at annulling the extra revenues that incentivized PV plants and in general plants for the production of energy from renewable sources, to deal with the ongoing increase in energy prices.

From February 1, 2022 and originally until December 31, 2022, a rebalancing mechanism in the form of a “cap” was applied by the GSE on the price of electricity injected into the grid by:

(i)
PV plants with an output exceeding 20 kW that benefit from fixed feed-in tariffs under the Conto Energia scheme, which do not dependent on market prices (i.e., First, Second, Third and Fourth Conto Energia); and

(ii)
plants powered by solar, hydroelectric, geothermal and wind power sources with an output exceeding 20 kW that do not benefit from incentive mechanisms, entered into operation before January 1, 2010 (any grid parity plant commissioned before December 31 , 2009).

In particular, GSE shall calculate the difference between: (a) a benchmark price (“Benchmark Price” or “Cap”) indicated under Chart 1 of the Decree with reference to each market zone (Center-North: Eur 58/MWh; Center-South: Eur 57/MWh; North: Eur 58/MWh; Sardinia: Eur 61/MWh; Sicila: Eur 75/MWh; Eur 56/MWh) and (b) a market price equal to: for plants mentioned above under point (i) and for plants mentioned above under point (ii) from solar, wind, geothermal and hydro sources, the hourly zonal market price of electricity or, with regard to fixed price power purchase agreements entered into before January 27, 2022, the price indicated in such power purchase agreements, or, for plants mentioned under point (ii) above, different from those indicated under point (i) above, the monthly arithmetic average of the hourly zonal electricity market prices or, with regard to fixed price power purchase agreements entered into before January 27, 2022, the price indicated in such power purchase agreements.

If the difference is positive, GSE shall pay the relevant amount to the producers. Conversely, should the difference be negative, the GSE shall set-off, or request payment of the corresponding amount from the producer.

The above does not apply to electricity sold under power purchase agreements executed before January 27, 2022, unless they are linked to the price resulting from the electricity spot markets and do not provide an average price exceeding 10% of the hourly zonal Benchmark Price. ARERA, by means of Resolution. 266/2022/R/EEL dated June 21, 2022 has issued implementing provisions.

Article 11 of law decree no. 115/2022 extended this mechanism to June 30, 2023, in relation to power purchase agreements executed before August 5, 2022.

Several energy operators have challenged the Extra-profits Measure before the Regional Administrative Court of Milan requesting the Court to raise (i) before the Constitutional Court a question of compatibility of this law with the Italian Constitution and/or (ii) before the EU Court of Justice a question of compatibility with the EU laws. The Regional Administrative Court of Lombardia – Milan, after the hearing of November 23, 2022, annulled the ARERA resolution implementing the Extra-profits Measure. Based on the ruling of the Court, dated February 9, 2023, the ARERA Resolution is flawed on the preparatory and motivational level, because it has unreasonably failed to identify on the technical level and to enhance on the regulatory level all the factors that lead to the definition of the economic matches functional to the emergence of the inframarginal profit actually realized by the operators affected by the measure. The Court pointed out that it is up to ARERA to identify the relevant economic items for the purpose of surfacing the actual inframarginal profit received by the relevant producers. Thus, a complex set of elements affecting the accrual of actual profit was submitted to ARERA, starting with costs that are necessarily incurred by producers, such as environmental compensation measures, concession fees, imbalance fees, energy purchase costs for auxiliary plants, regional water derivation fees, and any tax levies that already affect the inframarginal profit earned. In addition, it was pointed out that it is necessary to consider the different sizes, spatial locations, and operating times of plants of the same type, which, because of these differences, are called upon to incur different operating costs. However, the Court has not raised questions before the Constitutional Court / EU Court of Justice. ARERA filed appeals against such ruling, which are still pending.

New price cap (Italian Budget Law of December 29, 2022, no. 197)

a.	Price cap on revenues

The Italian Budget Law of December 29, 2022, no. 197, also taking into account the Council Regulation (EU) 2022/1854 of October 6, 2022, provided that as of December 1, 2022 and until June 30, 2023, a cap is applied on market revenues obtained from the production of electricity, through a one-way compensation mechanism, with reference to electricity fed into the grid by:

(i)
renewable source plants not covered by Article 15-bis of Decree-Law No. 4 of January 27, 2022, converted, with amendments, by Law No. 25 of March 28, 2022 (i.e., renewable source plants not subject to the “Extra-profits” Measure discussed above);

(ii)	plants powered by non-renewable sources.

The cap on revenues shall apply to any market revenues of producers of electricity generated by the above-mentioned plants and, if any, of intermediaries participating in wholesale electricity markets on behalf of such producers, regardless of the time horizon of the market in which the transaction generating the revenue takes place and whether the electricity is traded bilaterally or in a centralized market.

b.	Calculation method

For this purpose, the GSE calculates the difference between the following values:

(i)
a reference price equal to 180 euros per MWh or, for sources with generation costs higher than the aforementioned price, to a value per technology established in accordance with criteria defined by ARERA, taking into account investment and operating costs and a fair return on investment. To this end, in the case of plants incentivized with one-way mechanisms other than those substituting green certificates, the reference price is equal to the maximum value between the amount of 180 euros per MWh and the tariff payable;

(ii)
a market price equal to the monthly average of the hourly zonal market price, calculated as a weighted average for non-programmable plants, based on the production profile of the individual plant, and as an arithmetic average for programmable plants, or, for supply contracts entered into before the date of this law that do not fall in the exclusion cases, at the price indicated in the contracts themselves.

If this difference is negative, the GSE shall equalize or request from the producer the corresponding amount. The producers concerned, upon request by the GSE, shall transmit to the GSE, within thirty days of such request, a statement attesting to the information necessary for the calculation. ARERA shall regulate the implementation modalities of the aforementioned provisions also in continuity with the operational modalities defined in relation to the Extra-profits Measures. ARERA has not issued the implementing regulations yet.

c.	Exclusions

Thus price cap does not apply:

(i)	to plants with a capacity of up to 20 kW;

(ii)	to electricity falling under the scope of Article 5-bis of Decree-Law No. 14 of February 25, 2022 (i.e., coal- and oil-fired thermoelectric plants);

(iii)
to energy subject to supply contracts concluded before December 1, 2022, provided that they are not linked to the price trend of the energy spot markets and that, in any case, they are not entered into at an average price higher than the value as calculated according to the calculation method described above, limited to the period of duration of such contracts;

(iv)
to electricity subject to withdrawal contracts concluded by the GSE pursuant to Article 16-bis of Decree-Law No. 17 of March 1, 2022, and that, in any case, are not stipulated at an average price higher than the value as calculated according to the calculation method described above, limited to the period of duration of the aforesaid contracts; and

(v)
to renewable source plants with active incentive contracts that are regulated with a two-way mechanism, renewable source plants with contracts that provide for the withdrawal at an all-inclusive fixed tariff of electricity by the GSE as well as electricity shared within energy communities and self-consumption configurations.

No similar provisions have been introduced so far for the period beyond June 30, 2023.

Capacity Market

At the beginning of February 2018, the EU Commission approved the scheme presented by the Italian government for the setting up of the so-called “capacity market”. This has been approved for a period of ten years and will allow producers of electric energy (including from PV sources) to participate in auctions whereby they will obtain additional remuneration for providing availability to produce electric energy.

After consultation with the EU institutions and green light by the latter, the capacity market has been implemented through Decree issued by the Ministry of Economic Development on June 28, 2019. However, the remuneration provided therein is not compatible with GSE incentives. Therefore, if a photovoltaic plant benefits from GSE incentives it cannot also benefit from incentives under the capacity market remuneration.

On September 3, 2019, ARERA by means of Resolution 363/2019/R/EEL, set the technical and economic parameters for the capacity auctions:

(i)	price cap for new capacity at €75k/MW;

(ii)	price cap for existing capacity at €33k/MW;

(iii)	formula for the calculation of the strike price to be applied to the de-rated capacity production in the Ancillary Services Markets, or ASM.

On September 6, 2019, Terna announced the procedure and the requirements of the tenders for 2022 and 2023. Subsequently, with Decree issued by the Ministry of Ecologic Transition of October 28, 2021, the regulatory framework of the Capacity Market formulated by Terna for the delivery year 2024 (according to ARERA guidelines) has been approved. Thereafter, Terna formally issued the approved regulatory framework. ARERA, by means of Resolution no. 498/2021/R/eel of November 16, 2021, approved the Capacity Market procedure and technical rules proposed by Terna.

On November 23, 2021, Terna announced the procedure and requirements of the tenders for the 2024 auction and on February 21, 2022 Terna published the results of the 2024 auction. On September 7, 2022, the EU Court of Justice confirmed the compliance of the Capacity Market scheme with the EU state aid rules.

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

Moreover, Law 24/2013 develops a specific regulatory framework for self-consumption. Law 24/2013 defines three different categories of self-consumption and obliges those installations connected to the grid to contribute to the costs and services of the system under the same conditions as the rest of the customers. It also defines the activity of “recharging managers” (for electric vehicles).

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

As a novelty, and in connection with self-consumption, RD-law 29/2021 establishes that installations associated with a self-consumption modality with a surplus installed power not exceeding 100 kW are exempt from presenting the guarantee unless they are part of a group whose power exceeds 1 MW. Likewise, RD-Law 29/2021 adopts measures to facilitate collective or shared self-consumption–- in which several self-consumers benefit from a single installation–- and extends this possibility to high voltage.

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

C.          Royal Decree 1183/2020

Royal Decree-law 1183/2020, or RD 1183/2020, was approved on December 30, 2020 and entered into force on December 31, 2020. RD 1183/2020 regulates in detail the procedure for obtaining access and connection permits. RDL 23/2020 established a moratorium by virtue of which it was not possible to request new access and connection permits until the regulation establishing the procedure for obtaining these was approved, and was then further extended until the available capacities in accordance with the new criteria established by the Spanish National Commission on Markets and Competition (CNMC) in Circular 1/2021 (as defined below) are published. The moratorium was released on July 1, 2022. In addition, the approval of RD 1183/2020 determines the entry into force of art. 33.8 of Law 24/2013, which sets a validity of five (5) years of the access and connection permits.

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

Royal Decree-Law 17/2021, of September 14, or RDL 17/2021, entered into force on September 16, 2021. From the entry into force of RDL 17/2021, a temporary adjustment in the remuneration of certain generation facilities is foreseen, in proportion to the higher income obtained by such facilities due to the internalization in the price of electricity in the wholesale market of the increase in the price of natural gas in international markets by the marginal emitting technologies. Such adjustment was initially foreseen until March 31, 2022, but has been amended and extended several times, the last one until December 31, 2023, by Royal Decree-law 18/2022, dated October 18, 2022.

However, the following production facilities are excluded from the scope of application of RDL 17/2021: (i) production facilities in the electricity systems of the non-peninsular territories, (ii) production facilities that have a recognized remunerative framework (installations under the specific remuneration regime and the economic regime for renewable from auctions) and (iii) production facilities with net power equal to or less than 10 MW, regardless of the date of commissioning.

In addition, the remuneration reduction mechanism will not apply to the part of the energy produced by generation facilities which is subject to a fixed price (physical or financial) PPA either: (i) entered before September 16, 2021 or (ii) entered into on or after September 16, 2021 if the PPA term is more than one year and the fixed price is equal to or less than 67 €/MWh.

Producers likely to be affected by the reduction will have to submit to REE a responsible statement and supporting documentation on the energy covered by contracting instruments. The Talasol PV Plant is affected by this measure with respect to the portion of its revenues that is not covered by the PPA and has submitted the required statement and documentation every month since the entry into force of RDL 17/2021.

H.	Royal Decree-law 6/2022

Royal Decree-law 6/2022, of March 29, 2022, or RDL 6/2022, establishes a range of urgent measures within the framework of the National Plan for Response to the Economic and Social Consequences of the War in Ukraine. In particular, in the renewable energy field it adopts several measures, among others: (i) the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, which was introduced under RDL 17/2021 until June 30, 2022 (and introduces amendments to the mechanism); (ii) it foresees the exceptional update of the specific remuneration parameters for 2022, as will be further detailed below; (iii) it establishes certain particularities in the environmental assessment to accelerate the permitting process; and (iv) it extends the suspension of the generation tax until June 30, 2022.

I.	Royal Decree-law 11/2022

Royal Decree-law 11/2022, dated June 25, 2022, adopts certain measures to respond to the economic and social consequences of the military conflict in Ukraine and to address situations of social and economic vulnerability. In particular, it extends the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, until December 31, 2022.

J.	Royal Decree-law 17/2022

Royal Decree-law 17/2022, dated September 22, 2022, modifies Article 115 of the Royal Decree 1955/2000 and adopts measures to allow cogeneration installations to recover their operating costs - due to the price situation in the energy markets - through a new type of voluntary waiver of the specific remuneration scheme so that they can apply for inclusion in the adjustment mechanism. It also introduces measures to promote the processing, commissioning and evacuation of renewable energy. Firstly, one of the requirements to obtain administrative authorization for construction, or AAC, without the need for a new prior administrative authorization, or AAP, in case of modifications to generation facilities that have already obtained AAP, is modified. Therefore, the requirement that the installed power, after the modifications, does not exceed by more than 10% the power defined in the original project, is amended so that the resulting installed power does not exceed the original one by more than 15%. This is without prejudice to the implications that this excess power may have for the purposes of access and connection permits. One of the requirements established regarding the consideration of non-substantial modifications is also revised to provide that a substantial modification in basic technical characteristics will be measured at more than 10% of the capacity and not 5%. Deadlines for the approval of the execution project are also reduced under certain circumstances.

K.	Royal Decree-law 18/2022

Royal Decree-Law 18/2022, of October 18, 2022, or RDL 18/2022, establishes a wide range of measures aimed at: (i) the protection of gas and electricity consumers, (ii) the promotion of renewable gases and digitalization, (iii) the promotion of self-consumption, (iv) the rapid injection of energy into the network, and (v) administrative simplification for electricity production facilities, among others. This RDL 18/2022 further extends the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, until December 31, 2023.

In addition, regarding the procedure for holding capacity tenders, the nodes reserved for contest by Resolution of the Secretary of State for Energy will remain reserved regardless of whether the capacity reserved for competition has been reduced below the limit of 100 MW for nodes of the peninsular electricity system or 50 MW for those located in non-peninsular territory, and that the conditions contained in Article 18.2 of Royal Decree 1183/2020, of December 29, 2020 are no longer met after the resolution.

L.	Royal Decree-law 20/2022

This Royal Decree-law introduces several measures in the energy field, among others, (i) an exceptional and transitory procedure for the determination of the environmental affection of generation projects from renewable energy sources and the specific authorization procedures for those projects that have obtained a favorable opinion; and (ii) with regard to grid capacity, the suspension of certain permitting procedures related to knots in which there is capacity that has been reserved for grid capacity tenders (in any case, this does not affect those projects for which access and connection has already been requested).

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

6.	Royal Decree-Law 6/2022, of March 29, 2022, adopting urgent measures within the framework of the National Plan for the response to the economic and social consequences of the war in Ukraine.

7.	Order TED/1232/2022, of December 2, 2022, which updates the remuneration parameters for its application to the year 2022.

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

Special considerations for 2022 regarding Remuneration of Renewable Energy Plants for 2020-2025

Due to the current situation of the increase in electricity prices, RDL 6/2022 modified, in an extraordinary way, Order 171/2020 (which regulated the updating of the remuneration parameters for the regulatory period from January 1, 2020 to December 31, 2025). Therefore, in addition to the review that will take place in 2023 (when the semi-period ends), the Remuneration Regime was reviewed in 2022 (an extraordinary event in accordance with RD 413/2014, which only foresees such reviews at the end of each period or semi-period).

In this sense, RDL 6/2022 establishes, on an extraordinary basis, for the year 2022 the approval of a new order that updates the retributive parameters of the specific remuneration regime established in Order 171/2020 affecting all type plants. This update is carried out without prejudice to the update foreseen for the regulatory semi-period between January 1, 2023, and December 31, 2025.

For the application of the methodology for updating the remuneration parameters, the regulatory half-period between January 1, 2020, and December 31, 2022 is divided into two regulatory half-periods: the first one, from January 1, 2020, until December 31, 2021, and the second one, from January 1, 2022 until December 31, 2022.

The abovementioned parameters were approved by Order 1232/2022, which updates the remuneration parameters for its application to the year 2022. This update of the remuneration parameters has been carried out following the methodology established in Royal Decree 413/2014, of June 6, 2014, in a similar way to the ordinary update foreseen at the end of each regulatory half-period but with certain particularities foreseen in the Order.

As a result of the application of this update with effect from January 1, 2022 until December 31, 2022, the CNMC shall make the adjustments corresponding to the difference between the updated remuneration values and the amounts already settled and shall incorporate them into the settlements following the entry into force of the Order 1232/2022.

The above regulatory changes apply to Rodríguez I, Rodríguez II, Seguisolar and Rinconada facilities and the Order 1232/2022 provides the updated parameters for these PV plants.

As the update of the Remuneration Regime for 2022 has been exceptional and will not be maintained for the half-year periods during 2023 to 2025, the Ministry is preparing a new order that will apply to the half-year periods during 2023 to 2025. In this regard, the proposed order updating the remuneration parameters for the semi-periods during 2023-2025 has been published in order for interested parties to submit comments and the definitive order has not yet been published. After the semi-periods during 2023-2025 and in accordance with RD 413/2014, a new order will be published for the following period (2025-2030) and so on consecutively.

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

Taxation of the income from generation of electricity

In December 2012, the Spanish Parliament enacted the 15/2012 on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity. RDL 15/2018 suspended this tax with respect to the electricity produced and injected to the grid during a period of six months commencing October 6, 2018 through March 31, 2019. The suspension has been extended several times, the last one by Royal Decree-law 20/2022, dated December 27, 2022, until December 31, 2023.

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

Material Effects of Government Regulations on the Israeli PV Plant

The Israeli Electricity Market

The Israeli electricity market is dominated by the IEC, which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 11.6 GW as of the end of 2021 (based on the Israeli Electricity Sector Annual Report for 2021, published by the Israeli Electricity Authority in July 2022). According to such report, in 2021 the installed capacity of the IEC represented 54% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 52% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 70% of the supply segment of the Israeli market, with the remainder represented by the independent power producers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users).

Israeli Regulation

The regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Israeli Electricity Law, and the regulations promulgated thereunder, including the Electricity Market Regulations (Terms and procedures for the granting of a license and the duties of the Licensee), 1997, the Electricity Market Principles (Transactions with the supplier of an essential service), 2000, and the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, or the Electricity Market Regulations. In addition, standards, guidelines and other instructions published by the Israeli Electricity Authority (established pursuant to Section 21 of the Electricity Law) and\or by the Israeli Electric Company also apply to the production of electricity by the private sector in Israel. The operations of photovoltaic plants in Israel are also subject to various licensing, permitting and other regulations and requirements, issued and supervised by the relevant municipality, the Israeli Land Authority and various governmental entities including the Ministry of Energy, the Ministry of Agriculture, the Ministry of Interior and the Ministry of Defense.

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

The Israeli Electricity Authority operates in accordance with the Israeli Electricity Law and the policies of the Israeli government and the Minister of Energy, or the Minister. As part of its authorities, the Israeli Electricity Authority, among other roles, grants licenses and supervises the compliance with the provisions of the Israeli Electricity Law and the licenses issued thereunder, sets the tariffs and the methods for updating them and determining standards for the quality, nature and level of the services provided by the holders of essential service supplier licenses in relation to their customers and other electricity manufacturers, including in connection with electricity consumption, grid connections, supply reliability, infrastructure services and the purchase of electricity from licensees.

As part of the 2018 reform referred to above, the Israeli government separated the system management unit from the IEC and transitioned it to a separate government company (the System Manager). The System Manager is responsible for planning and development of the electricity market and maintaining the balance between the supply and demand for electricity and ensuring survivability of the electricity production and transmission systems, managing the transmission of the energy from the power plants through the grid to substations with the requisite reliability and quality, timing of maintenance works in the production units and transmission system, managing the trade in electricity under competitive, equal and beneficial terms, including entering into agreements to purchase energy availability from manufacturers and the design of development of the transmission and transformation system.

During  2020, the Minister instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC published a procedure (PQ) for the sale of its production units in Eshkol in order to sell them to private parties in 2023. Upon completion of the sale of said production units, the IEC’s market share in the electricity production segment in Israel will be below 50%.

As part of the implementation of the reform in the electricity sector as described above, the System Manager was established. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. As of the end of 2021, the IEC owned approximately 54% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

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

During the years 2017-2019, several tenders were conducted. The results of the fourth tender related to land-mounted medium installations that were published in November 2019, set a price per KWh of NIS 0.1798 for an aggregate production capacity of 236 MWp to be constructed by the end of 2020. The results of the second tender related to rooftop and water reservoir mounted installations, also published in November 2019, set a price per KWh of NIS 0.2307 for an aggregate production capacity of 68 MWp.  During 2020, the Israel Electricity Authority conducted additional tenders and on December 28, 2020 the results of the most recent tender were published, with an aggregate installed capacity allocated of 609 MW and price per KWh set at NIS 0.1745, which is 12% lower than the price set in the previous tender. In a tender held at the end of 2021 in connection with a 300 MW facility in Dimona, Israel, with 210 MW storage, the price determined was 0.0857 per KWh.

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

Dori Energy and the Dorad Power Plant

General

Dori Energy is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Dori Energy’s main asset is its holdings of 18.75% of Dorad.

Dori Energy

On November 25, 2010, Ellomay Energy Ltd., our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Dori Energy, with respect to an investment by Ellomay Energy Ltd. in Dori Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy Ltd. invested a total amount of NIS 50 million (approximately €10 million) in Dori Energy, and received a 40% stake in Dori Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date.

Ellomay Energy Ltd. was also granted an option to acquire additional shares of Dori Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy Ltd.’s percentage holding in Dori Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Dori Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Dori Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders loans provided to Dori Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy Ltd., Dori Energy and Dori Group also entered into the Dori Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Dori Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy Ltd. is entitled to nominate two directors (out of a total of four directors) in Dori Energy for as long as the ratio of holdings between the two shareholders is in the range of 1:1 to 1:1.5 and thereafter such number of directors based on the ratio of holdings of the parties. The Dori Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy Ltd. with equal rights to nominate directors in Dorad, provided that in the event Dori Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy Ltd. for so long as Ellomay Energy Ltd. holds at least 30% of Dori Energy. The Dori Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, limitations on pledging of Dori Energy’s shares, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Following the Dori Closing Date, the holdings of Ellomay Energy Ltd. in Dori Energy were transferred to Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy Ltd. and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy Ltd. with respect to the Dori Investment Agreement and the Dori Energy Shareholders Agreement.

Dori Energy’s representative on Dorad’s board of directors is currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors.

As of December 31, 2022, the outstanding shareholders’ loans provided to Dori Energy by us and the Luzon Group amount to approximately NIS 66.9 million (the Company’s portion is approximately NIS 33.5 million). Ellomay Energy LP and Dori Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 23.5 million of the shareholder’s loans to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Dori Energy, with the remaining balance of shareholder’s loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The shareholder loan agreement provides that early repayment is permitted, without a penalty. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans.

To the best of our knowledge, since February 2018, the holdings and rights of the Luzon Group in Dori Energy (including the shares of Dori Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Dori Energy) are pledged to the holders of debentures issued by the Luzon Group to the public in Israel. We provided pledges on our holdings in Dori Energy and the shareholder’s loans provided to Dori Energy in connection with the issuance of our Series E Secured Debentures. For more information see Item 4.A: History and Development of Ellomay” under “Recent Developments” and “Item 10.C: Material Contracts.”

The Dorad Power Plant

Other than information relating to Dori Energy, the disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

Dorad currently operates a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW, located south of Ashkelon, or the Dorad Power Plant. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Israeli Electricity Market Law, 1996, or the Electricity Law, and its regulations, and the standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and the majority of the existing distribution lines are operated by the Israeli Electric Company, or IEC, which is the only entity that holds a transmission license in Israel.

The Dorad Power Plant is a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW.

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

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by Eilat-Ashkelon Pipeline Company Ltd., or EAPC, and Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Dori Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a unanimous vote requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Dori Energy’s shareholders and Dori Energy, or the Dori Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Dori Energy.

Dorad Credit Facility

Dorad entered into a credit facility agreement with a consortium led by Bank Hapoalim Ltd. as the arranger of the debt and Clal Credit and Financing Ltd. of the Clal Insurance Company Ltd. group as the organizer of the institutional lenders’ consortium, or the Dorad Credit Facility, and financial closing of the Dorad Power Plant was reached in November 2010, with the first drawdown received in January 2011. The Dorad Credit Facility provides that the consortium will fund up to NIS 3.85 billion, indexed to the Israeli CPI, which in any event will not be more than 80% of the cost of the project, with the remainder to be funded by Dorad’s shareholders and that guarantees will be provided to third parties in accordance with the project’s documents.

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. As of December 31, 2022, the effective interest rate is approximately 5.1%. The funding is repaid (interest and principal) in semi-annual payments (on May 26 and November 26 of each year), commencing six months of the commencement of operations of the Dorad Power Plant and for a period of 17 years thereafter. Dorad is also required to pay annual commissions in the aggregate amount of approximately $0.17 million. The Dorad Credit Facility further includes customary provisions, representations and warranties, including early repayment under certain circumstances and floating and fixed charges on Dorad’s assets and rights in connection with the Dorad Power Plant, whereby a breach of representations and warranties is likely to lead, among others, to a demand for immediate repayment, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses.

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is in compliance with these financial standards as of December 31, 2022.

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Dori Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2022, the Israeli CPI increased by approximately 5.3%, which increased Dorad’s financing expenses in an aggregate amount of approximately NIS 135 million.

The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion (equivalent to approximately €1.1 billion). The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves. In connection with the Dorad Credit Facility, Dorad also provided pledges on its properties, including fixed, floating and real property pledges.

As of December 31, 2022, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.49 billion. As of December 31, 2022, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2022, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 515 million.

The Dorad Credit Facility includes limitations on distributions by Dorad based on compliance with financial covenants and certain undertakings. For the purposes of the Dorad Credit Facility, a “distribution” includes also the repayment of shareholders’ loans. A distribution that is not in compliance with the Dorad Credit Facility will cause for immediate repayment of the financing obtained by Dorad.

In connection with the Dorad Credit Facility, Dorad’s shareholders executed an equity injection agreement and subordinated loan agreement with Dorad and the financing entities. These agreements include undertakings by Dorad’s shareholders to inject, separately and each according to their relative share, from time to time and simultaneously with each withdrawal request from the Dorad Credit Facility, a total of up to 20% cash, whether as equity or by way of shareholders’ loans, which in any case will be subordinated and pledged to Dorad’s obligations towards the financing entities, in accordance with the terms of the agreements. In accordance with the capital injection agreement and to guarantee the shareholders’ obligations to provide their relative share of funding, the shareholders provided at that time cash and bank guarantees in the amount of their commitment net of any amounts transferred to Dorad prior to such date. The capital injection agreement includes representations and undertakings in relation to Dorad’s shareholders and the project, the violation of which may, among other things, cause a demand for immediate repayment of the Dorad Credit Facility, a breach of Dorad’s undertakings under its licenses and potentially the termination of the licenses. In accordance with the subordinated loan agreement, commencing on the financial closing date, any amount that will be designated as a loan will be linked to the Israeli CPI and will bear an annual interest rate of 10%, and it is also determined that any distribution to Dorad’s shareholders, including loan repayment, will be possible subject to compliance with financial standards as detailed in the financing agreements (see above). As part of the Dorad Credit Facility, all of Dorad’s issued share capital is pledged in favor of Poalim Trust Services Ltd., as trustee for the financing entities.

As of December 31, 2022, we (through Dori Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 13.7 million. The guarantees were provided pursuant to a Guarantee Provision Agreement between Dori Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Dori Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy, Ellomay Energy LP or Dori Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy and/or Ellomay Energy LP, the shareholders’ loans provided to Dori Energy will be subordinated to amounts due from Dori Energy to the bank under this agreement and Dori Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Dori Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement.

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent production and supply licenses discussed under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of EAIS, which holds 37.5% of Dorad. Certain of the obligations under such agreement were subcontracted to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Edeltech O&M Ltd. (f/k/a Ezom Ltd.), or Edeltech O&M, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In 2016, the prices of certain services included in the agreement was updated based on the mechanism included in the agreement, effective retroactively to the beginning of 2016. In December 2017, Dorad and Edeltech O&M executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Edeltech O&M as the O&M contractor of the Dorad Power Plant under the same terms. On November 29, 2022, the agreement between Dorad and EAPPS was assigned to EAIS. On August 22, 2022, the operating contractor informed Dorad that 25% of the ordinary shares and voting rights in the maintenance contractor were transferred to Edeltech Holdings 2006 Ltd., or Edeltech Holdings, which from that date owns 100% of the issued and paid-up share capital of the maintenance contractor.

The Dorad O&M Agreement is for a period of 24 years and 11 months commencing upon receipt of a permanent license by Dorad, and in no event for a period that is longer than the period of the lease of the Dorad Power Plant premises. Pursuant to the O&M agreement, Dorad receives operation and maintenance services, including purchase of spare parts and repairs in consideration for a fixed and variable (depending on production during the period) monthly payment.

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises.

In 2008, Dorad executed a lease with respect to the land on which the Dorad Power Plant is located (approximately 18.5 acres) with EAIS (one of Dorad’s shareholders who leases the land from the Israel Land Authority) for the construction period and for a period of 24 years and 11 months following the commencement of commercial operations of the Dorad Power Plant. The lease agreement was executed by the Israel Land Authority in April 2015 and expires on May 20, 2039. The annual payment under the lease agreement is approximately NIS 3.7 million, linked to the Israeli CPI. Dorad undertook to indemnify EAPC and EAIS for payments and expenses paid or to be paid by EAIS, including the improvement, tax payments, fines for expenses and other payments, in respect of the land due to the construction of the power plant. In addition, Dorad’s shareholders signed a guarantee in favor of EAPC (which transferred its lease right to EAIS) to fulfill Dorad’s obligations as stated above to indemnify EAIS. The liability of Dorad’s shareholders according to the guarantee will be up to their holdings in Dorad’s share capital (pro rata).

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

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. In January 2017, the arbitrator ruled, among other things, that the statements of claim in the various proceedings will be submitted by February 19, 2017, the statements of defense will be submitted by April 4, 2017, discovery affidavits will be submitted by April 6, 2017, responses will be submitted by May 4, 2017 and a preliminary hearing will be held on May 10, 2017. These dates were extended with the agreement of the parties so that the statements of claim will be submitted by February 23, 2017 and the statements of defense will be submitted by April 9, 2017. Following the execution of the arbitration agreement, Dori Energy and Mr. Raphael requested the deletion of the proceeding and the request was approved. A statement of claim, or the Claim, was filed by Dori Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings, which owns Edelcom, or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon. The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third-party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Dori Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Dori Energy and Mr. Raphael in the Claim.

In November 2017, Dori Energy and Mr. Raphael filed their responses to the defendants’ statements of defense and in December 2017, Dori Energy, Mr. Raphael and EAIS filed their statements of defense to the third-party notices submitted by the defendants. In December 2017, Zorlu filed a request in connection with the Dori Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Dori Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Dori Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Dorad all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Dori Energy breached their fiduciary duties towards Dorad and obligate EAIS and Dori Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Dori Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the Covid-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled. Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. The parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. On May 19, 2022, summaries were submitted and during June and July 2022 several hearings were held to complete the oral arguments. On January 17, 2023, the parties submitted their claims regarding legal fees and expenses in connection with the proceedings under arbitration. The arbitrator informed the parties that he will issue an arbitration award in the first quarter of 2023 and on March 13, 2023 informed the parties that he will issue an arbitration award during the second quarter of 2023.

For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom, which holds 18.75% of Dorad, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Dori Energy’s shares, the Luzon Group and Dori Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Dori Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Dori Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Dori Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Dori Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Dori Energy and Dorad. In November 2016, Ellomay Energy and Dori Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Dori Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above under “Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Rafael”.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Dori Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts of Dorad’s funds. Zorlu further claims that the representatives of Dori Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. On April 16, 2019, Edelcom submitted a request to join the opening motion as an additional respondent as Edelcom claims that it is another shareholder in Dorad that opposes the advancement of the project at this stage. In addition, Edelcom joined Dori Energy and EAIS as additional respondents to its request, claiming that these entities are required to be part of the proceeding in order to reach a complete and efficient resolution. All parties agreed to the joining of Edelcom, Dori Energy and EAIS to the proceeding. On June 15, 2019, Edelcom filed its response to the petition, requesting that the court accept the petition. On August 13, 2019, Dorad, EAIS and the Dorad board members submitted their responses and requested that the petition be dismissed. On December 8, 2019, an evidentiary hearing was held. The parties filed their summations in writing during June and July 2020. On August 27, 2020, Dorad informed the District Court that the National Infrastructure Committee resolved, inter alia, to approve the presentation of the plan submitted by Dorad in connection with the additional power plant to the District Committee’s and the public’s comments, subject to amendments. On September 9, 2020, EAIS and its representatives on the Dorad Board of Directors submitted a response to the notice, claiming that the information included in the notice supports a rejection of the opening motion. Zorlu and Edelcom each filed a response on September 13, 2020, asking to remove the notice provided by Dorad from the District Court’s file. On September 17, 2020, the District Court ruled that the notice will not be removed from the file. On June 28, 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad's management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to the board's approval. Dorad’s Board of Directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad Board of Directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended. To our knowledge, the Dorad 2 Project is currently under initial internal examination by Dorad. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Competition

Dorad competes with the IEC and other private electricity manufacturers with respect to sales to potential customers directly.

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the delivery lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of December 31, 2022, there are several private power plants operating in Israel for the production and supply of electricity. To the best of the Company’s knowledge and according to public information, in addition to those stations sold by the IEC to private parties as mentioned below, in 2012 the OPC Rotem Ltd. Power plant, which is a private plant located in the Rotem Plain that produces electricity using turbines that consume natural gas in the combined cycle technology, with a capacity of about 440 MW began operating. In September 2015, Dalia Energy Power Ltd. began operating a private power plant operated by natural gas with a production capacity of approximately 900 MW, at the Tzafit site, located adjacent to the “Tzafit” power plant of the IEC and in the jurisdiction of the Yoav Regional Council. At the beginning of 2021, the IPM company began operating a private power plant with a production capacity of approximately 450 MW, in the industrial area of Be’er Tuvia. In addition, commencing the end of 2015, a number of additional private plants operate through cogeneration (which is the use of steam as part of industrial processes) with an aggregate capacity of approximately 1,000 MW. Based on the Israeli Electricity Authority Report for 2021, the private power producers owned approximately 40% of the installed electricity capacity in Israel.

Customers

Dorad entered into electricity supply agreements with various commercial consumers for the entire production capacity of the Dorad Power Plant (assuming maximal consumption by all customers in the summer season, characterized by peaks of demand from customers). The majority of the agreements are for ten years terms and may be extended for an additional five years, and the agreements do not obligate the customers to purchase a minimum quantity of electricity. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chains (Isrotel and Fattal), and others. The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority. There is no regulatory or contractual limit on the discount rate at which electricity can be sold by Dorad. Dorad’s supply agreements, with the exception of agreements executed prior to the extension of the supply license) are required to include an exit right for the customer no later than five years from the date of the start of electricity supply.

The Covid-19 crisis affects Dorad’s customers (which, as noted above, include hotels and other industrial customers), and during 2020 Dorad reported a certain decrease in consumption of electricity by its customers and by the IEC due to the Covid-19 crisis and its implications on the tourism industry, the industrial entities and electricity consumption in general. During the first quarter of 2022, Dorad reported an increase in the use of electricity of several of its customers compared to the same period in 2021. Dorad is operating in accordance with the guidelines of the Israeli Ministries of Energy and Health on dealing with the coronavirus epidemic, including preparations of the operation and maintenance employees of the power plant and shift work as required. Dorad is monitoring the re-spreading of the virus and continuously examines the options for dealing with damage to its income.

In addition to the provision of electricity to specific commercial consumers, in August 2010, Dorad entered into an agreement with the IEC, which governs the provision of infrastructure services and electricity from the IEC to Dorad, provides that Dorad will supply availability and energy to the IEC based on a production plan determined by the Israeli Electricity Authority, on IEC’s requirements and on the tariffs determined by the Israeli Electricity Authority. According to the aforementioned agreement, the IEC connected Dorad’s power plant to the electricity grid, and also provides Dorad with infrastructure, backup and ancillary services that are required to enable the supply of electricity by Dorad to the private consumers at the time and in consideration for the prices that will be determined according to the standards applicable to Dorad, as determined from time to time by the Israeli Electricity Authority. In the agreement, provisions were established, among other things, regarding the equipment, materials and assets used and intended for use to connect the Dorad Power Plant to the electricity grid, their operation by the IEC, their inspection and the provision of maintenance services for them.

According to the agreement of Dorad with the System Manager, Dorad undertook to provide the System Manager with variable availability at the level of power that is not intended for Dorad’s end customers, in accordance with a production plan whose format is determined by the Israeli Electricity Authority, and to sell to the System Manager the electricity that it will seek to purchase out of the variable availability provided to it. The System Manager committed to purchase availability and energy capacity from Dorad in accordance with the Electricity Market Regulations (Conventional Private Electricity Manufacturer), 2005, for a period of twenty years commencing on the date of commercial operation. In the event that Dorad does not sell any electricity to private customers, Dorad will be entitled for payments from the System Manager for all its free availability capacity. It was also determined that in exchange for the sale of energy, the System Manager will pay Dorad the price at which Dorad offered to sell to the System Manager, but no more than the maximum price set by the Israeli Electricity Authority in accordance with the standards applicable to Dorad and in accordance with Dorad’s tariff approval.

In connection with the establishment of Noga, the new System Manager, Dorad’s agreement with the IEC was assigned by the IEC to the System Manger during 2021.

Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. The months of the year are split into three seasons as follows: the summer season – the months of July and August; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the Taoz Tariff (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, the Taoz Tariff is higher in the summer season than in the intermediate and winter seasons. For information concerning changes in the Taoz Tariff and the composition of the summer season see “Material Effects of Government Regulations on Dorad’s Operations – Tariffs” below.

Changes in the climate have an effect on electricity consumption of Dorad’s customers, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons) and could have a material impact on Dorad and its financial results.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements).

Pursuant to the Israeli Electricity Sector Annual Report for 2021, published by the Israeli Electricity Authority in July 2022, natural gas is currently being used for the production of approximately 69% of the electricity produced in Israel.

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

d.
The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. The option described herein is exercisable during the period commencing as of the later of: (i) the end of the fifth year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) January 1, 2020, and ending on the later of: (i) the end of the seventh year after the commencement of delivery of natural gas to Dorad in accordance with the Tamar Agreement or (ii) December 31, 2022. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement. This option was exercised by Dorad (see below for additional details).

e.
The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.
The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

h.
The Tamar Agreement provides that during an “interim period” (as such term is defined in the Tamar Agreement), the supply of the gas to Dorad will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with Dorad. The Tamar Agreement further provides that the interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, subject to the fulfillment of preconditions detailed in the agreement. In April 2015, Dorad received a notification from Tamar whereby the “interim period” will begin on May 5, 2015. In November 2016, Dorad received notification from Tamar whereby the interim period will end on September 30, 2020. On January 22, 2020, Dorad received a notification from the partners in the Tamar license that the “interim period” will end on March 1, 2020. According to the notification and the terms of the Tamar Agreement, Tamar considers Dorad as a permanent customer commencing from the end of the “interim period”.

As a result of the indexation included in the gas supply agreement, Dorad is exposed to changes in exchange rates of the U.S. dollar against the NIS. To minimize this exposure Dorad executed forward transactions to purchase U.S. dollars against the NIS.

On April 2, 2019, Dorad entered into an addendum to the Tamar Agreement according to which the gas quantities specified in the addendum to the Tamar Agreement that Dorad purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the Tamar Agreement and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of natural gas fields Leviathan, Karish and Tanin and additional fields, dated August 16, 2015.

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022, and Dorad exercised the option set forth in section (d) above, resulting in an update to the amounts and prices of gas purchased by Dorad from Tamar, which is beneficial to Dorad. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum.

On April 5, 2021, Dorad entered into an additional gas purchase agreement with Tamar, or the Additional Tamar Agreement, pursuant to which Dorad is entitled to purchase additional quantities of gas from Tamar during a period of four years ending on April 5, 2025. As part of the Additional Tamar Agreement, Dorad will receive a grant that depends, among other things, on the amount of gas consumption quantities determined in the Additional Tamar Agreement. Dorad received 50% of the grant in the first quarter of 2022 and expects to receive the remainder on the date of termination of the Additional Dorad Agreement pursuant to the conditions set forth therein.

The addendums to the Tamar Agreement and the Additional Tamar Agreement were subject to certain conditions precedent that were met on July 14, 2021.

Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which is constructing a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. On November 11, 2019, Dorad signed an addendum to this memorandum of understanding. In the framework of the memorandum of understanding and the addendum, Alon Gat will serve as a producer who will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier. In addition, Alon Gat, who holds the production license, will be responsible for operating the Alon Gat power plant and generating electricity at the plant and will bear all costs related to operating the Alon Gat power plant, the availability and the power generation. Dorad will be responsible for all activities related to the power supply sales to the customers and the IEC. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The memorandum of understanding and addendum contain termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties. On January 8, 2023, Alon Gat informed Dorad of the termination of the agreement, effective March 31, 2023.

Dorad is also a party to a natural gas transmission agreement and to a diesel oil warehousing agreement.

Natural Gas Purchase Agreement with Energean

In October 2017, Dorad executed an agreement with Energean Israel Ltd., or Energean, regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion is expected to be by the second half of 2021. Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. During 2020-2022, Energean updated the forecast date for the initial gas flow several times due to the impact of the Covid-19 crisis on the Energean production facilities. Due to these delays, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022.

Delivery of Natural Gas

In November 2010, Dorad executed a standard agreement with Israel Natural Gas Lines Ltd., a governmental company, which was approved by the Israeli Gas Authority, according to which the Dorad Power Plant was connected to the natural gas pipeline. Dorad paid connection fees in the amount of NIS 47 million and is obligated to pay Israel Natural Gas Lines Ltd. a fixed monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

Material Effects of Government Regulations on Dorad’s Operations

As noted above under “Material Effects of Government Regulations on the Israeli PV Plant,” the regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Electricity Law, regulations promulgated thereunder, and other standards, guidelines and instructions published by the Israeli Electricity Authority and the IEC. In addition, the gas transportation system in Israel is regulated by the Israeli Gas Authority, and by the regulation and decisions of the Ministry of Energy and the Israeli Gas Authority on these issues.

Licenses

The Israeli Electricity Market Law provides that certain actions in the electricity market, including generation of electricity and supply of electricity, require a license. In May 2014, the Israeli Electricity Authority resolved to grant Dorad production licenses for a period of twenty years (which can be extended for an additional ten year period under certain conditions) and a supply license for a period of one year. In August 2014, Dorad filed a request to extend the supply license for an additional period of nineteen years and the long-term supply license was executed in July 2015.

In accordance with the terms of Dorad’s production licenses, the sale to the System Manager is conducted using the method of available capacity and energy. The production licenses impose on Dorad an obligation to comply with a minimum level of availability, regularity and efficiency in the operation of the license, an obligation to carry out inspections of the power plant and maintenance work therein, and an obligation to report to the Israeli Electricity Authority, including in connection with malfunctions and inspections carried out at the power plant. In accordance with the terms of the supply license, Dorad may sell electricity to consumers who have a continuous electricity meter installed that stores consumption data (only). In addition, in accordance with the terms of the supply license, it is required that Dorad’s equity not be less than a certain percentage of the normative cost of the power plant (according to the definition of the relevant term therein).

The licenses cannot be transferred, encumbered or seized, directly or indirectly, and the production licenses also provide that it is not possible to sell or pledge any property used for the execution of the licenses, all except with the prior approval of the Minister. In addition, the licenses state, among other things, that the approval of the Minister is required for the transfer or encumbrance of control of Dorad. In the event that the transfer of control also includes a change in the terms of the license, the approval of the Israeli Electricity Authority is also required. In addition, the licenses include restrictions and requirements in connection with transfers of rights, directly or indirectly, in Dorad.

Subject to the right of hearing and the rules applicable to it, the Israeli Electricity Authority may, with the approval of the Minister, change the conditions of the licenses granted to Dorad, add to them or subtract from them, if there have been changes in the suitability of Dorad, in the general environment of the electricity market (or in the technology relevant to the license, in relation to the production license), or if the changes are required to ensure competition in the electricity market (in relation to the production license) or the level of services to be provided. The Israeli Electricity Authority is also entitled to terminate the licenses or suspend them before the end of their term, subject to the right of the license holder for a hearing, for example in the event of a violation of the terms of the license or non-compliance with the eligibility conditions for receiving the licenses, all in accordance with the conditions specified in the licenses and according to the provisions of applicable law. The Israeli Electricity Law provides that in addition to revocation or suspension of a license due to non-compliance, the Israeli Electricity Authority may also revoke, suspend or modify a license based on other considerations, including the contribution of the license to the level of services to the public, the benefit of the consumers and the contribution of the license to the competition in the electricity market. The Israeli Electricity Law further provides that other than due to non-compliance or loss of eligibility, the revocation, suspension or modification of certain licenses, which licenses of the scope held by Dorad, requires the approval of the Minister.

As a condition for receiving the licenses, Dorad provided guarantees to ensure compliance with the conditions of the licenses as well as to compensate and indemnify the State of Israel for damages caused to it as a result of breach of these conditions or as a result of termination, limiting or suspension of the licenses. In addition, Dorad must provide a guarantee in favor of the System Manager in the amount of 70% of the average monthly bill payment of its customers in the summer season according to their consumption in the corresponding period of the previous year. In accordance with the terms of the licenses granted to Dorad, Dorad is not allowed to carry out actions that may cause a reduction in competition in the electricity market or harm it. These licenses also include provisions regarding the insurance that Dorad must maintain during the licenses period.

As of December 31, 2022, Dorad is in compliance with the terms of the licenses granted to it.

Tariffs

As noted above, the Israeli Electricity Authority determines the tariffs in the electricity sector, including the TAOZ Tariff, which is the tariff for electricity consumers above a certain size, based on the costs of production, infrastructure, transmission, distribution and system costs, which changes according to the seasons and according to clusters of demand hours during the day, or the Taoz Tariff. The Taoz Tariff creates a direct link between the costs of electricity production and its supply at different times and the price paid by the customer. In each season, three clusters of hours were determined: peak (hours with the highest demand), high (hours with an average demand) and low (hours with low demand). The price of electricity at peak is the highest, at high is at an intermediate level, and at low is the lowest. These rates have a material effect on the results of Dorad’s operations.

On August 28, 2022, the Israeli Electricity Authority issued a decision in which, among other things, a change in the clusters of demand hours was established, according to the decision the “high” cluster was eliminated, peak hours will be shifted in some seasons from noon to evening hours and the number of months in the summer season will be expanded to 4 months (June – September instead of July and August). The decision will enter into force with the update of–the annual rates for 2023. Dorad is examining the financial impact of the decision on its expected results.

The Israeli Electricity Authority determined the method and tariffs for the provision of availability and electricity by private electricity producers to the System Manager in the event not all of the capacity of such manufacturers was sold directly to customers. The Israeli Electricity Authority’s decision provides that the System Manager will pay for the availability even in the event electricity was not actually used by end customers depending on the amount of electricity made available to the System Manager. This decision further provides that in the event the System Manager purchases electricity from the private manufacturer, the tariff paid for the electricity will not be higher than the tariff determined in the tariff approval issued to the private manufacturer.

For the purpose of guaranteeing the tariffs that electricity producers are entitled to receive from the Israeli Electricity Authority, they are granted a “tariff approval” by the Israeli Electricity Authority, which includes, among other things, tariffs arising from the tariff arrangements in the standards in connection with force majeure and insurance, warranty, replacement fuel and tariffs for the manufacturer in connection with the purchase of electricity, purchase of availability and energy or the purchase of related services. In September 2010, Dorad received a tariff approval from the Israeli Electricity Authority that sets forth the tariffs applicable to the Dorad Power Plant throughout the period of its operation, valid for a period of 20 years from the date of receipt of the production license (i.e., until May 2034), which is updated according to mechanisms set forth therein and includes, among other things as described above, tariffs for the sale of availability and energy to the System Manager, and in October 2013, Dorad received a revised tariff approval pursuant to the Tamar Agreement.

On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and effective throughout 2021.

On January 31, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022” which provided for an increase in the average production component of approximately 13.6% commencing from February 1, 2022.

On April 12, 2022, the Israeli Electricity Authority published a decision, which became effective May 1, 2022, regarding an annual update to the 2022 electricity tariff pursuant to which, among other things, the production component increased by approximately 9.4% compared to the 2021 tariff.

On July 28, 2022, the Israeli Electricity Authority published a decision titled “Annual Electricity Rate Update 2022,” which, among other things, provided for an increase in the average production component of approximately 24.3% compared to the 2021 tariff, applicable from August 1, 2022, that will remain in effect through the end of 2022.

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which will remain in effect through the end of 2023.

In October 2021, the Israeli Electricity Authority published a decision regarding the dates of payment and invoices, which regulates the payment dates so that all suppliers in the market will pay the System Manager on one fixed date, followed by all service providers (manufacturers and network providers) receiving the payment from the System Manager for their services at another fixed date. The purpose of the said resolution was to assist the System Manager with minimizing the cash flow required for its operations as well as to regulate the conduct of all parties in the electricity sector with respect to the dates of payments and receivables. In connection with the initial implementation of the aforementioned decision, Dorad had to advance a payment to the System Manager in the amount of approximately NIS 40 million, after which the continuation of payments will be made according to the updated payment dates.

Consumption Plans and Deviations

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These standards regulate the accounting mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers (such as Dorad) and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. Based on the Israeli Electricity Authority’s publication, which includes a call for public comments (the hearing process), the Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect commencing September 1, 2020. Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Permits and Environmental Laws

The Dorad Power Plant is subject to a variety of Israeli environmental laws and regulations, including limitations concerning noise, emissions of pollutants, handling hazardous materials, including storage, transport and disposal, electromagnetic field radiation, and water pumping. In the event of non-compliance with environmental laws, Dorad could be subject to financial and criminal sanctions, denial of permits or licenses, suspension of activity and/or an increase in Dorad’s expenses due to damages, to the extent that they are caused as a result of non-compliance with environmental laws.

Dorad is required to obtain and maintain various licenses and permits from local and municipal authorities for its operations. Dorad holds a business license, a discharge permit into the sea, a toxic permit and an emission permit according to the Israeli Clean Air Law, 2008.

In connection with Dorad’s financing, Dorad’s shareholders undertook to indemnify Dorad and/or the financing entities in connection with environmental hazards in the event that Dorad bears any cost or expense or liability, among other events in connection with environmental hazards or pollution and deviations from the business plan related to seawater absorption. To the extent that indemnification is provided as stated above, the indemnification amounts will not be considered part of the equity that Dorad’s shareholders have committed to provide to Dorad as part of the financing of the project.

Waste-to-Energy (Biogas) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2021 (in thousands)	Revenue in the year ended December 31, 2022 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€3,394	€3,207
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€3,341	€3,100
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	€5,951	€6,333

1.
This plant’s permit provides for a subsidy in connection with production of approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

The Goor Plant

General

We indirectly wholly-own Groen Gas Goor B.V., or Groen Goor, a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Plant and the land on which the Goor Plant is located.

The Goor Plant commenced operations in December 2017. The overall capital expenditure in connection with the Goor Plant was approximately €10.8 million, including bank financing. We provided approximately €2.1 million in shareholder’s loans to Groen Goor. The Goor Plant is currently operated by Groen Goor, who recruited experienced employees for this purpose. During 2019 we added a centrifuge decanter and a dry silo system for the Goor Plant. In October 2016, Groen Goor executed offtake agreements for selling its produced gas, electricity, green gas certificates and green electricity certificates.

The Oude Tonge Plant

We indirectly wholly-own Groen Gas Oude–Tonge B.V., or Oude Tonge, which owns an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, or the Oude-Tonge Plant. The Oude Tonge Plant commenced operations in June 2018. We provided approximately €1.7 million in shareholder’s loans to Oude Tonge.

The Oude Tonge Plant is currently operated by Oude Tonge, who recruited experienced employees for this purpose and the senior management provides services both to the Oude Tonge Plant and to the Goor Plant. During 2019, we added a centrifuge decanter for the Oude Tonge Plant. In May 2017, Oude Tonge executed offtake agreements for selling its produced gas and green gas certificates.

The Gelderland Plant

On December 1, 2020, we acquired all issued and outstanding shares of Groen Gas Gelderland B.V., or GG Gelderland, through our wholly-owned subsidiary, Ellomay Luxembourg. We paid €1.567 million for the shares and the repayment of shareholder loans. An additional shareholder loan of approximately €5.9 million was granted to GG Gelderland by Ellomay Luxembourg on December 1, 2020. GG Gelderland owns an operating anaerobic digestion plant in Gelderland, the Netherlands, with a permit that provides for a subsidy in connection with production of approximately 7.5 million Nm3 per year. The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

During 2022, we assessed the value in use of our Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2022. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.2%. The examination concluded that the value in use of the plants is higher than the carrying value of the plants and therefore there is no need for a provision for impairment. The assumptions on which the examination was based could be affected by our inability to meet the budget in certain circumstances including, the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, by technical malfunctions and by other circumstances that influence the operation of the plants.

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

The Netherlands Waste-to-Energy Market and Regulation

Dutch climate goals

According to EU law, the production rate of energy from renewable sources for the Netherlands by the year 2030 must be 27%. In addition, the Dutch government’s goal is to have at least 16% renewable energy by 2023 and an almost fully sustainable energy supply in 2050.

In July 2019, the national Climate Act (“Klimaatwet”) was adopted. The Climate Act contains several national climate goals. Due to the abovementioned European Climate Law, the CO2 emission reduction in the Climate Act targets (49% by 2030 and 95% by 2050) are currently outdated. In July 2022, the Dutch legislator submitted a bill to adjust the CO2 reduction percentages in the Climate Act, in accordance with the percentages in the European Climate Law (55% by 2030 and climate-neutral by 2050). In addition, pursuant to the Coalition Agreement (“Coalitieakkoord") of December 2021, the Dutch government is aiming for a CO2 reduction of 60% by 2030, 70% by 2035 and 80% by 2040, compared to 1990 levels. Furthermore, the Dutch government mentions investments in research and innovation of climate neutral technology and emphasizes the importance of a sustainable energy supply.

The Climate Act does not contain any direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals and renewable energy goals. In this regard the Climate Act requires the Dutch government to draft a so-called Climate Plan (“Klimaatplan”). The Climate Plan is prepared for a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first Climate Plan (“Integraal Nationaal Energie en Klimaatplan 2021-2030”, or INEK) was presented on November 1, 2019. The INEK mainly refers to the headlines and various goals set – in broad outline – in the aforementioned Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy. In June 2022, the Dutch government presented the draft Climate and Energy Policy Program (“Ontwerp Beleidsprogramma Klimaat en Energie”). This program complements the Climate Plan and elaborates on the climate policy from the Coalition Agreement.

Another mechanism introduced in the Climate Act is the Climate and Energy Outlook ("Klimaat- en Energieverkenning”), which is regarded as one of the accountability instruments of the Dutch climate and energy policy. From the Climate and Energy Outlook published in 2022 follows that Dutch greenhouse gas emissions are expected to decrease by 39% to 50% in 2030. The Climate and Energy Outlook mentions that the main reason for the delay in reaching the 55% reduction target is the need for more rapid implementation of existing plans and formulation of additional policies. In addition, parts of the abovementioned INEK are not yet sufficiently detailed and several policy programs, like the REPowerEU, are still being negotiated by the European Commission. The Climate and Energy Outlook is accompanied with a Climate Memorandum (“Klimaatnota”). The 2022 Climate Memorandum contains, amongst others, an updated legislative program.

In order to have a fully sustainable energy supply or circular economy in 2050, the Dutch government drafted the Program Circular Energy (“Uitvoeringsprogramma circulaire energie”), which was superseded by the recently published National Circular Economy Program 2023-2030 (“Nationaal Programma Circulaire Economie 2023-2030”). The intermediate target for 2030 is 50% less use of raw materials compared to 2016 levels, but with the reservation that a final decision on the intermediate target will be made in 2024. The National Circular Economy Program 2023-2030 introduces four general measures: reducing raw material usage, substituting raw materials (by, for example bio-based materials), extending product lifetime and high-grade processing, which focuses on recycling (raw) materials. For the most impactful product groups, within the five supply chains with the most harmful environmental impact, concrete targets have been formulated and specific policy has been developed. This is, for instance, the case for companies producing or manufacturing wind farms, solar PV systems and climate control systems. The other categories are consumer goods, plastics, construction and biomass & foodstuffs (which latter category fall under the transition agenda for circular agriculture). The National Circular Economy Program 2023-2030 sums up several possibilities of government intervention to reach the targets, such as pricing measures (for instance levies), regulatory measures and stimulating measures (e.g., subsidies). It appears from the accompanying letter to the Dutch parliament that the Dutch government aims to encourage companies to achieve the circular economy targets on a voluntary base, but, if necessary, will gradually intervene with more normative measures.

Energy saving/supply

The Netherlands waste treatment is subject to strict regulatory obligations, requiring that approximately 10% of the market is processed. As a result, facilities that produce waste (such as farms) are expected to seek more appropriate solutions for waste management. As part of the Climate Act, the Dutch government has intensified the enforcement of the legal obligation (set forth in the Dutch Environmental Protection Act (“Wet milieubeheer”) and the underlying Dutch Activity Decree (“Activiteitenbesluit”)) for facilities to take energy saving measures with a payback period of five years in case they use 50,000 kWh of electricity or 25,000 m³ of natural gas (or an equivalent) or more per year. In order to support this effort, the Dutch government has drafted and updated in April 2020 a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as annex 10 to the Dutch Activity Regulation (“Activiteitenregeling”). Since 2023, these facilities are obliged to also take energy saving measures whenever the measures do not save energy but do reduce CO2 emissions. These energy saving measures include generating renewable energy and switching to an energy carrier with lower CO2 emissions. In order to monitor these obligations, the Dutch Activity Decree (“Activiteitenbesluit”) also contains a duty of information. In practice, this entails that a facility is obligated to hand over every four years a report to the Dutch government, specifically to the Dutch Enterprise Agency (“RVO”), with a detailed overview of all the energy saving measures taken on site. This information duty does not apply under certain circumstances, among others in case the environmental permit of a facility already stipulates certain energy saving obligations or when it has already an audit obligation under the European Energy Efficiency Directive.

In January 2022 the amended Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) entered into force (along with the underlying amended Dutch Energy Transport Decree (“Besluit energie vervoer”) and Dutch Energy Transport Regulation (“Regeling energie Vervoer”)). These amendments are part of the implementation of the national Climate Act and the RED II. In July 2021 the European Commission proposed an amendment of the RED II, as part of the package to deliver on the European Green Deal. In short, the regulation in Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) holds the obligation for a fuel supplier to meet a certain reduction of non-sustainable fuels, by for example compensating their oil supply with sustainable biofuels (or electricity produced from renewable sources). The discussions at the European Commission level on the RED III, which is expected contain stricter obligations to become climate neutral in 2050, are almost at their end and the RED II is currently expected to be implemented by 2025. In anticipation for the RED III, the Dutch government announced in January 2023 that it will publish new legislation in Q4 of 2023, and in Q2 and Q4 of 2024. This legislation will contain newly directed Chapters 9.7 and 9.8 of the Dutch Environmental Protection Act (“Wet milieubeheer”) and adjustments in the Dutch Energy Transport Decree (“Besluit energie vervoer”) and the Dutch Energy Transport Regulation (“Regeling energie Vervoer”). All the adjustments will mainly, in brief, focus on the encouragement of renewable hydrogen, both in the industry as the transport sector.

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the facility’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is becoming more and more an issue in several parts of the Netherlands. In January 2021, the revised version of the Dutch investment plan and quality of electricity and gas Decree (“Besluit investeringsplan en kwaliteit elektriciteit en gas”) entered into force. This Decree determines among others that the reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The Dutch government is preparing the Dutch Energy Act (“Energiewet”), which is supposed to substitute the Dutch Electricity Act (“Elektriciteitswet”) and the Dutch Gas Act (“Gaswet”), offering a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and takes into account spatial planning. The Dutch Energy Act will retain the current ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It implements the European ‘Clean Energy Package’ (being the latest update (2019) in the European energy policy framework) as well. The Dutch Energy Act (“Energiewet”) has not been presented yet to the Dutch Parliament.

Subsidies/funds

The current subsidy scheme for renewable energy in the Netherlands is called SDE++ (“Stimulering Duurzame Energieproductie en Klimaattransitie” or Stimulating Renewable Energy Production and Climate Transition). The SDE++ program stimulates the further rollout of renewable energy and focuses on stimulating CO2 emissions reducing techniques, by compensating the unprofitable top margin of these techniques. The SDE++ program provides for various categories of biomass technologies under which subsidy can be requested, for example heat generation and gas extraction from biomass. Under the SDE++ program, subsidies are granted on the basis of the quantity of renewable energy that has been produced or prevented CO2 emissions. The subsidy is equal to the difference between the cost price of reduction of CO2 emissions or renewable energy, and the profits that have/will be made (‘unprofitable top margin’). Subsidy applications under the SDE++ program are handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies. The subsidy is granted for a period of 12 to 15 years. Throughout the term, part of the subsidy is provided via an advance payment based on the expected market prices established by the 1st of November of the previous year. After the end of the calendar year, from April onwards, an adjustment of the advance payment based on the actual market prices and production is made.

In November 2022, the Dutch government notified the Parliament that the advance payments were in excess of the required payment and that, currently, the Dutch government does not have to pay subsidies for many categories and projects, due to high energy prices (and high profits). The waste-to-energy facilities may keep these profits and will, during the subsidy term, receive subsidy again when energy prices drop. The Dutch government furthermore stated that it is interested in preventing subsidized projects from realizing excess profits over the entire duration of the subsidized project as the aim of the SDE++ is to compensate unprofitable operations. In that regard the Dutch government noted that it is investigating the possibility of adapting the SDE ++ program, for example into a system where subsidies are only paid after any previous excess profits are taken into account. No official legislation has been passed yet but the official legislation is expected to apply to our Dutch biogas operations.

In most cases the SDE++ program allows ‘banking’. This means that in case less sustainable energy is produced than predicted, one can make up for this difference in the following years (forward banking). When, on the other hand, the production exceeds the subsidized annual production, one can counterbalance this in the following years (backward banking), though with a maximum of 25% of the subsidized annual energy production, except for the wind category.

The SDE++ program is determined annually. The round of application for the SDE++ program in 2022 closed on the October 6th. The total requested amount of subsidy was €13.9 billion and therefore slightly exceeding the available budget of €13 billion. The majority of the budget has been requested for renewable heat. The applications are currently being assessed and the final results of the 2022 SDE++ program are not presented yet.

The SDE++ program will continue in 2023 and will be open for subsidy applications as of the 6th of June until the 6th of July of 2023. The budget amounts to €8 billion. Some modifications in the subsidy allocation system have been made for 2023, in order to stimulate certain techniques that are currently insufficiently addressed but essentially to the energy transition. A budget per specific field is reserved and only when the budget within the relevant field is not fully used (because there are few applications), the remaining budget will transfer to another field. These fields are: (a) low-temperature heat, (b) high-temperature heat and (c) molecules (including green gas, advanced renewable fuels and hydrogen production). The category ‘air-to-water heat pump’ was added to the SDE++ program. Finally, some categories will not fall under the SDE++ program in 2023, such as green gas from residual waste and hydrogen from bio-based raw materials, because these techniques would not be non-profitable.  The SDE++ program 2023, including the amendments in eligible categories, applies to new projects, not retroactively to existing projects.

In the abovementioned Coalition Agreement, the Dutch government announced the introduction of a new climate and transition fund of €35 billion for the upcoming ten years, in addition to the SDE++ program. This fund has taken shape in the legislative proposal Temporary Climate Fund Act (“Tijdelijke wet Klimaatfonds”), which was presented to the Dutch parliament in December 2022. Both the Dutch parliament and the Dutch senate have yet to vote on this proposal. The objectives of the Climate Fund are: (a) greenhouse gas-neutral energy supply by 2050; (b) encouraging the implementation of energy efficiency techniques and promoting the use of renewable energy and other greenhouse gas-reducing techniques and measures in the industry; (c) stimulating the implementation of energy efficiency techniques and renewable energy in the built environment. Measures in all economic sectors, including the circular economy (“circulaire economie”), are eligible for funding, provided that these measures meet the abovementioned objectives. The Climate Fund is a budgetary fund and intended to reserve available resources that can be used for specific purposes in the future. Each year a multiannual climate funding program (“Meerjarenprogramma Klimaatfonds”) will be published, which provides information on achieving the financial obligations and purposes of the Climate Fund. The first multiannual climate funding program are currently expected to be presented during 2023.

One of the expected concrete spending targets of the Climate Fund is the National Investment Scheme for Climate Projects Industry (“Nationale Investeringsregeling Klimaatprojecten Industrie”, in short: “NIKI”). The NIKI scheme is currently being developed, in addition to the SDE++ program, and will support larger-scale sustainable investments relating to green chemistry and electrification.

Taxes

In January 2021, the Industry CO2 Tax (“Wet CO2-heffing industrie”) entered into force. The rationale behind this tax is that the big polluters, in general the larger industrial facilities such as industry falling under the European Emissions Trading System (“EU ETS”) and waste incineration plants, have to pay their fair share in reducing CO2 emissions in the Netherlands. Furthermore, the Industry CO2 Tax aims at ensuring that the reduction target for industry as agreed in the Climate Agreement is achieved, while the level playing field with neighboring countries is affected as little as possible. This tax is connected with the EU ETS system as provided for in the European Directive 2003/87/EC; if emission prices within that system rice, the Industry CO2 Tax falls and vice versa. Facilities are granted an exemption on part of the CO2 emissions, on which they do not have to pay any tax (dispensation rights). The exemption is determined by comparing the facility’s CO2 emissions with the most efficient facilities in the same industry in Europe. The more efficiently the facility produces, the less Industry CO2 Tax it pays on balance, because that tax is levied on the emitted CO2 that is in excess of the dispensation rights. The levy will increase in the coming years to encourage facilities to produce more efficiently, from €30 per ton CO2 in 2021 up to €125 in 2030 (though in 2023 the levy has not increased). At the same time, the dispensation rights will be decreasing throughout the years. In addition, since the first of January 2023, a second tariff has been in place due to the Minimum CO2-price Industry Act (“Wet minimum CO2-prijs industrie”). This tariff ensures that a minimum CO2 price applies as well to emissions for which a company has dispensation rights under the Industry CO2 Tax. The tariff for 2023 is € 16.40 per ton CO2, and will gradually increase to €31.90 in 2030.

Furthermore, in March 2022 the Dutch Minimum CO2-price Electricity Generation Act (“Wet minimum CO2-prijs elektriciteitsopwekking”) entered into force. The minimum price covers greenhouse gas emissions from electricity generation at companies covered by the EU ETS. More specifically, this Act introduces an annually modified CO2 tax, because the tax is based on the difference between the yearly national CO2 price (2023 €16.40 per ton CO2 emissions up to €31.90 in 2030) and the EU ETS price. The tax is based on the number of tons of carbon dioxide released into the air in accordance with the facility’s electricity emission report. This means that, for instance, no tax will be levied on companies that generate electricity with windmills or solar panels. This tax can impact the biogas facilities, if they fall under the EU ETS system and emit CO2 while generating electricity.

Dutch tax laws also provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 45.5% (in 2023) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency (“RVO”). The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by RVO). The 2023 Energy List was published in December 2022. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. The EIA budget used to be around €150 million, but is increased up to €249 million for 2023. It has been agreed that the EIA program will primarily be focused on energy efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects that have already obtained rights to tax advantages).

On January 27, 2023, the consultation version of the Dutch ‘Temporary Inframarginal Electricity Tax Act’ (“Tijdelijke wet Inframarginale Elektriciteitsheffing”) was published. This Act implements the recently established regulation at European level containing ‘an emergency intervention to address high energy prices.’ In short, the Act introduces a levy for market revenues in the period December 2022 – June 2023, insofar the market revenues rise above an exempt amount per megawatts. The tax/levy is levied on the sum of the taxable market revenues per calendar month. A producer is obliged to keep records of its generated electricity per month in the relevant period. The market revenues can follow from three types of revenues, namely: (i) income from electricity sales agreements regarding the Dutch electricity markets, (ii) negative income from agreements to purchase electricity on this markets, to comply with selling obligations under the agreements referred to under (i), and (iii) negative and positive income from contracts such as power purchase agreements. The levy will be imposed on electricity producers in the Netherlands with a production installation of an installed capacity of 1 MW or more (e.g., +/- 3.000 solar panels or more). The producer will receive an invitation from the Tax Administration (Belastingdienst) to file a tax return. If the tax period is not extended by the European Union, the latest date of filing the tax return is June 30, 2024. As noted above, this Act was published as a ‘consultation version’ and that the final provisions may be different.

Permits

A permit under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”) is required to operate a waste treatment facility in the Netherlands. In addition to this permit, other permits, such as a permit pursuant to the Dutch Water Act (“Waterwet”) and under local Ordinances (“Algemene Plaatselijke Verordening”), could be required too. The need for these permits depends on the (physical) scale of the waste treatment facility and its impact on the nearby environment. A permit is issued without a time limit. However, changing circumstances (due to new operational activities on-site or new developments nearby) may require the permit to be revised. To ensure compliance, the authorities may withdraw a permit in case of significant violations of attached restrictions and/or applicable environmental regulations.

Furthermore, the operation of a waste treatment facility must be in line with the designated use in the applicable zoning plan. In case the facility is not used line with the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), allowing deviation from the applicable designated use. New zoning plans may amend/delete the designated use that allows the operation of an existing facility. However, in that case it is obligatory under the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”) to include transitory rules that allow continuation (but not expansion) of existing operations.

Aforementioned operational legal framework will be included and continued under the planned Dutch Environment and Planning Act (“Omgevingswet”), which will replace various existing laws on environment and spatial planning, including the Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”) and the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”). The Dutch Environment and Planning Act (“Omgevingswet”) and the implementing legislation is scheduled to become effective on January 1, 2024. The Act will not make any material changes in respect to the current Acts. Moreover, permit applications that have been submitted before the Dutch Environment and Planning Act enters into force, will be assessed in accordance with the former applicable Acts.

For the operation of a waste treatment facility in the Netherlands, a permit under the Dutch Nature Protection Act (“Wet natuurbescherming”) is required as well, as far as the facility may negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), by among others causing nitrogen to be deposited thereon. The Dutch Nature Protection Act will also be integrated in the Dutch Environment and Planning Act. Nonetheless, on July 1, 2021, the Dutch Nitrogen and Nature Improvement Act (“Wet stikstofreductie en natuurverbetering”) entered into force as well. This Act offers a more structural solution in regard to the nitrogen problems which the Netherlands endures since the highest Dutch Administrative Court in May 2019 revoked the so called ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”). This approach, which provided exemptions to the permit obligation and entailed the idea that through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, proved to be invalid. Being one of the obligations under the Dutch Nitrogen and Nature Improvement Act, the Dutch government published the Program for Nitrogen Reduction 2022-2035. The main goal of this Program is to determine which measures are necessary to achieve the reduction of nitrogen deposition on nitrogen-sensitive Natura 2000-areas (40% in 2025, 50% in 2030 and 74% in 2035).  Part of the Dutch Nitrogen and Nature Improvement Act was that an exemption from the permit requirement applied to construction, demolition and one-off construction activities, in short ‘the construction exemption’ (“bouwvrijstelling”). In November 2022, the highest Dutch Administrative Court revoked this ‘construction exemption,’ resulting in the current situation, whereas permits under the Dutch Nature Protection Act are only issued if the nitrogen deposition is practically nil. Hence, in general it is rather difficult to obtain a permit under the Dutch Nature Protection Act, for the construction as well as the operation of a (modified/new) waste treatment facility. Furthermore, the Dutch Nitrogen and Nature Improvement Act obliges the Dutch government to legalize nitrogen reports and calculations, based on the abovementioned Integrated Approach to Nitrogen, via a ‘legalization program’. However, due to the same nitrogen problems mentioned above, this program is still under negotiation and not in place yet.

Green Certificates

There are generally two types of electricity on the Dutch electricity market: (i) grey electricity, which is less environmentally friendly because it is made from sources such as gas and coal, and (ii) green electricity, which is made from renewable energy sources, such as sun, wind water and certain forms of biomass. Both types of electricity eventually end up on the same energy grid, but only electricity with a ‘green power certificate’ (in the Netherlands also known as a Guarantee of Origin) is treated as sustainable. In the Netherlands, the organization CertiQ is responsible for issuing and managing these certificates. A producer can register an electricity production installation, for example a waste-to-energy facility, with CertiQ – and is obliged to register the facility if a subsidy decision for SDE ++ has been issued. One certificate covers 1 MWh and is valid for one year after the month in which the energy has been generated. A green certificate can also be obtained if the facility generates sustainable heat. If an installation generates both heat and electricity, it must be registered twice. If electricity is generated with sun, water or wind, the grid operator sends the production data to CertiQ. If electricity is generated with a biomass installation or the installation generates heat, simultaneously with the registration a measurement protocol, which must be approved by a recognized measurement company, is submitted to CertiQ.

The green certificates are booked by CertiQ on the account of a trader, which has been chosen by the producer. This trader does not have to be the (contracted) energy supplier of the facility. The issuance of green power certificates happens across Europe and the trader can sell the certificates on the European market through the platform of the Association of Issuing Bodies (“AIB”). The Netherlands may only import and export guarantees of origin made by an AIB member, which country must also belong to the European Economic Area. This means that, for example, exporting certificates to the United Kingdom is not allowed. Green certificates give a consumers and companies more insight into what exactly takes place in energy generation and therefore they can choose more consciously what type of energy they want to consume.

The compliance market dominates the renewable energy certificate market due to the presence of major manufacturing industries are buying renewable energy credits to offset the GHG emissions. The increase in demand for energy and the government polices to offset the GHG emission is also major factor for the growth of the green certificates market.

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

The Manara PSP is projected to cost approximately NIS 1.585 billion (excluding future indexation) (approximately €422 million based on the exchange rate as at December 31, 2022). This amount includes a reevaluation of the project CAPEX according to actual basket of indices applicable to such CAPEX for the period since financial close and until October 2021 when an updated financial model was submitted. On March 7, 2021, the Manara PSP received the approval of the Israeli Electricity Authority that the conditions for Financial Close under the applicable regulations were met. In April 2021, a notice to commence the construction works (NTC) was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP is expected to be 62.5 months from such date.

Manara PSP Project Finance

On February 11, 2021, we announced the financial closing of the project finance of the Manara PSP, or the Manara PSP Project Finance. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of NIS 1.27 billion (excluding future indexation) (approximately €338 million based on the euro/NIS exchange rate as of December 31, 2022). This amount is subject to reevaluation to an actual basket of indices similar to the CAPEX as described above.

For more information see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Note 6 to our annual financial statements included elsewhere in this Report.

Manara PSP EPC Agreement

On February 14, 2021, we also announced the execution of the EPC agreement for the construction of the Manara PSP, or the Manara PSP EPC Agreement, under a “turnkey” contract with Electra Infrastructure Ltd., or Electra Infrastructure, one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.13 billion (excluding future indexation) (approximately €301 million based on the exchange rate as at December 31, 2022). The majority of this amount is linked to the actual change in the Israel Residential Construction Index. In accordance with the Manara PSP EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, or Voith Hydro, was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara PSP.

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

In January 2014, we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly traded company, pursuant to which we acquired (a) Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli limited partnership that had been promoting the Manara PSP; and (b) Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner in the Partnership (holding 25% in the Partnership), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014, our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly traded company. Pursuant to the Electra Agreement, Ellomay Manara acquired Electra's holdings (24.75%) in the Partnership, as well as Electra’s holdings in the GP (25%).

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

In addition to the aforementioned agreements, in January 2014 we entered into an agreement with Galilee Development Cooperative Ltd., an Israeli cooperative, or the Cooperative, pursuant to which, subject to the fulfillment of certain conditions, we shall acquire the Cooperative’s holdings (24.75%) in the Partnership as well as its holdings in: (i) the GP (25%), and (ii) the EPC (50%).

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

As of December 31, 2022, we paid an amount of approximately NIS 13.5 million (approximately 3.8 million) on account of the consideration upon the acquisition and will be required to pay certain parties additional amounts in certain installments, which in the aggregate are not expected to exceed an amount of NIS 14.9 million (approximately €4 million).

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

Pumped Storage Power Plants

Pumped storage is a form of renewable energy based on hydropower. A pumped storage power plant is capable of generating electric energy on demand and is one of the most veteran and widely applied technologies used worldwide for energy storage. The technology has been in use for more than 100 years, providing over 100,000 MW around the world.

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

On June 17, 2020, the Israeli Minister of Energy executed the Manara PSP Conditional License, following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Manara PSP Conditional License includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Manara PSP Conditional License is valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including achieving financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). As noted above, on February 11, 2021, Ellomay PS complied with the project finance milestone under the Manara PSP Conditional License. According to applicable law, the 72 months validity period may be extended for additional periods of 12 months each if required and subject to the Minister’s approval at such time. Such extension may result in forfeiture of the license guarantee which value currently amounts to approximately 1.7 M USD but is expected to be reduced over time upon fulfillment of certain interim project milestones.

The licenses issued by the Israeli Electricity Authority include several milestones, which the license holder must meet in a timely manner in order to be eligible for a permanent license to produce electricity. In the event the license holder does not meet the milestones within certain timeframes set out under applicable electricity regulations, the Israeli Electricity Authority has the authority to revoke the license.

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

Our Spanish PV Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L., (iv) Ellomay Spain S.L. and (v) Ellomay Solar S.L.U., all wholly-owned by Ellomay Luxembourg. The Talasol PV Plant is held by Talasol Solar S.L.U, of which 51% is owned by Ellomay Luxembourg.

Our Israeli PV Plant is held by Ellomay Talmei Yosef Ltd. (formerly Sun Team Talmei Yosef Ltd.), which is wholly-owned by Ellomay Sun Team Ltd. (formerly Sun Team Ltd.), which, in turn, is wholly-owned by Ellomay Holdings Talmei Yosef Ltd. (formerly Sun Team Group Ltd.), which is wholly-owned by us.

We hold our Dori Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel and wholly-owned by us.

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

Our rights in connection with PV Plants under construction in Italy are held by: (i) Ellomay Solar Italy One SRL and (ii) Ellomay Solar Italy Two SRL.

Our rights in connection with PV Plants that have reached “Ready to Build” status in Italy are held by: (i) Ellomay Solar Five Four SRL, (ii) Ellomay Solar Italy Five SRL, and (iii) Ellomay Solar Italy Ten SRL.

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

Our PV Plants are located in Spain and Israel. Pursuant to the building right agreements executed by the majority of our subsidiaries that hold our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. The following table provides information with respect to the Lands and the PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands

“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	PV Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.

“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.

“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.

“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	PV Plant owned by Seguisolar S.L. Lease Agreement executed between owners and Seguisolar S.L.

“Talasol”	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	PV Plant owned by Talasol. Lease Agreements executed with the Talavan Municipality, which owns the land

“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the ILA.

“Ellomay Solar”	706,400 m2	Talavan (Cáceres) – Extremadura Region, Spain	PV Plant owned by Ellomay Solar S.L.U. Lease Agreement executed between owners and Ellomay Solar S.L.U.

Our Italian subsidiaries that are developing and constructing PV projects executed long-term lease agreements in connection with the land on which the PV plants developed and constructed by such subsidiaries will be located. For further information concerning the lease agreements of our PV Plants and of the Italian subsidiaries, see the summaries of the lease agreements included as Exhibits 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.16 and 4.21 under “Item 19: Exhibits.”

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

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report. For discussion related to cash flows for the year ended December 31, 2020, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 31, 2022.

General

We are involved in the production of renewable and clean energy. We own seven PV Plants that are operating and connected to their respective national grids as follows: (i) five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 MW, (ii) 51% of Talasol Solar S.L.U, or Talasol, which owns a photovoltaic plant with installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain that was connected to the Spanish electricity grid in the end of December 2020, and (iii) one photovoltaic plant in Israel with an installed capacity of approximately 9 MW. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy, (iii) Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic plants with installed capacity of 15.06 MW, 87.2 MW and 18 MW, respectively, in the Lazio Region, Italy, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter, or Nm3, per year, respectively and (v) 83.333% of Ellomay PS, which is constructing the Manara PSP. We also develop PV projects in Italy, Spain and Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

Changes in the Fair Value of the Talasol PPA

The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows. As we control Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into our financial statements and total equity. Alongside the increase in fair value of the liability in connection with the Talasol PPA, the increase in the electricity prices had, and is expected to continue to have for as long as the prices remain relatively high, a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the Talasol PPA, resulting in an expected increase in Talasol’s net income and cash flows.

Retrospective Application of the IAS 16 Amendment

As required under an amendment to IAS 16, “Property, Plant and Equipment,” or the IAS 16 Amendment, we retrospectively applied the IAS 16 Amendment and revised the financial results as of and for the year ended December 31, 2021. The IAS 16 Amendment required us to recognize the results of the Talasol PV Plant commencing connection to the grid (December 2020) instead of recognizing results commencing achievement of PAC (Preliminary Acceptance Certificate), which occurred on January 27, 2021. The revisions mainly included recognizing an increase in the balance of fixed assets against a corresponding increase in retained earnings and deferred tax as of December 31, 2021, and an increase in revenues and expenses, with a corresponding decrease in tax benefit and in the net loss for the year ended December 31, 2021. The revisions are reflected in the results of operations set forth below.

Increase in Price of Green Certificates

We generate revenues primarily from the sale of electricity produced by our renewable energy plants that are sold mainly to local electricity or utility companies. We also generate revenues from the sale of green gas certificates and green energy certificates to third parties in Spain and The Netherlands. The price of green certificates has increased during 2022, mainly due to supporting regulation attempting to reduce the impact of carbon emissions.

A.	Operating Results

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per plant or geographical areas (Spain, Ellomay Solar, Talasol and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Biogas) in the Netherlands, and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this Report.

Results of Operations

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

As noted below, the results of operations included in our financial statements for the year ended December 31, 2021 do not include the results of the Ellomay Solar PV Plant and the results of operations included in our financial statements for the year ended December 31, 2022 only partially include the results of the Ellomay Solar PV Plant (since June 24, 2022). Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2022	2021
	€ in thousands (except per share data)
Revenues	53,360	45,721
Operating expenses	(24,089)	(17,590)
Depreciation and amortization expenses	(16,092)	(15,116)
Gross profit	13,179	13,015
Project development costs	(3,784)	(2,508)
General and administrative expenses	(5,892)	(5,661)
Share of profits of equity accounted investee	1,206	117
Operating profit (loss)	4,709	4,963
Financing income	9,565	2,931
Financing income (expenses) in connection with derivatives, net	605	(841)
Financing expenses	(12,636)	(28,974)
Financing expenses, net	(2,466)	(26,884)
Profit (loss) before taxes on income	2,243	(21,921)
Tax benefit (taxes on income)	(2,103)	2,281
Profit (loss) for the year	140	(19,640)
Profit (loss) attributable to:
Owners of the Company	(357)	(15,090)
Non-controlling interests	497	(4,550)
Profit (loss) for the year	140	(19,640)
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(7,829)	12,284
Effective portion of change in fair value of cash flow hedges	(28,283)	(13,429)
Net change in fair value of cash flow hedges transferred to profit or loss	821	(3,353)
Total other comprehensive loss, net of tax	(35,291)	(4,498)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(19,920)	3,124
Non-controlling interests	(15,371)	(7,622)
Total other comprehensive loss	(35,291)	(4,498)

Total comprehensive loss for the year	(35,151)	(24,138)

Total comprehensive loss for the year attributable to:
Owners of the Company	(20,277)	(11,966)
Non-controlling interests	(14,874)	(12,172)
Total comprehensive loss for the year	(35,151)	(24,138)

Loss per share
Basic loss per share	(0.03)	(1.18)
Diluted loss per share	(0.03)	(1.18)

Revenues

Revenues were approximately €53.4 million for the year ended December 31, 2022, up 16.7% compared to approximately €45.7 million for the year ended December 31, 2021. This increase mainly results from the substantial increase in electricity prices in Spain and the connection to the grid of the Ellomay Solar PV Plant during June 2022, upon which the Company commenced recognition of revenues.

Revenues by Segments

	Year ended December 31,		2022 vs. 2021 Change
(Euro in thousands)	2022	2021	€	%
Spanish PV segment	3,264	2,587	677	26.17
Ellomay Solar PV segment	3,597	-	3,597	100
Talasol PV Segment	32,740	29,432	3,308	11.24
Israeli PV segment	1,119	1,016	103	10.1
Dorad segment	62,813	51,630	11,183	21.66
Netherlands biogas segment	12,640	12,686	(46)	(0.36)

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €3.3 million for the year ended December 31, 2022, compared to approximately €2.6 million for the year ended December 31, 2021. The increase mainly resulted from the substantial increase in electricity prices in Spain.

Ellomay Solar PV Segment. Revenues from our Ellomay Solar PV segment were approximately €3.6 million for the year ended December 31, 2022, compared to 0 for the year ended December 31, 2021. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant in June 2022, upon which we commenced recognition of revenues.

Talasol PV Segment. Revenues from our Talasol PV segment were approximately €32.7 million for the year ended December 31, 2022, compared to approximately €29.4 million for the year ended December 31, 2021. The increase mainly resulted from the substantial increase in electricity prices in Spain.

Israeli PV Segment.  Revenues from our Israeli PV segment were approximately €1.1 million for the year ended December 31, 2022, compared to approximately €1 million for the year ended December 31, 2021. The segment revenues for our PV Plant located in Israel are presented under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment under the fixed asset model were approximately €4.5 million for the year ended December 31, 2022, compared to approximately €4.3 million for the year ended December 31, 2021. The increase in revenues resulted from slightly increased electricity production. The increase in revenues is due to the translation from NIS to Euro resulting from the strengthening of the NIS against the Euro.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Our share in the revenues of Dorad was approximately €62.8 million (approximately NIS 222 million) for the year ended December 31, 2022, compared to approximately €51.6 million (approximately NIS 197 million) for the year ended December 31, 2021. The increase in Dorad’s revenues is mainly due to an increase in tariff and in the electricity sold to Dorad’s customers during the year ended December 31, 2022.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €12.6 million for the year ended December 31, 2022, slightly decreased compared to approximately €12.7 million for the year ended December 31, 2021.

Operating Expenses and Depreciation Expenses

Operating expenses were approximately €24.1 million for the year ended December 31, 2022, compared to approximately €17.6 million for the year ended December 31, 2021. The increase in operating expenses mainly results from the implementation of the Spanish RDL 17/2021 that established the reduction, commencing September 16, 2021 and currently in effect until December 31, 2023, that establishes the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also results from our biogas operations in the Netherlands that were impacted by the military conflict between Russia and Ukraine causing shortages in certain raw materials and an increase in delivery prices, and from the connection to the grid of the Ellomay Solar PV Plant during June 2022, upon which we commenced recognition of expenses.

Depreciation expenses were approximately €16.1 million for the year ended December 31, 2022, compared to approximately €15.1 million for the year ended December 31, 2021. The increase in depreciation and amortization expenses is mainly attributable to the commencement of recognition of results of the Ellomay Solar PV Plant upon its connection to the Spanish grid in June 2022.

Operating Expenses by Segments

	Year ended December 31,		2021 vs. 2020 Change
(Euro in thousands)	2022	2021	€	%
Spanish PV segment	322	472	(150)	(31.78)
Ellomay Solar segment	1,399	-	1,399	100
Talasol segment	8,764	6,305	2,459	39
Israeli PV segment	418	367	51	13.9
Dorad segment	47,442	39,175	8,267	21.1
Netherlands biogas segment	13,186	10,446	2,740	26.2

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.3 million for the year ended December 31, 2022, compared to approximately €0.5 million for the year ended December 31, 2021. The decrease resulted from indemnification received from the insurance company in 2022 for repair works carried out at the Rinconada II PV Plant due to damage caused by theft in 2021.

Ellomay Solar PV Segment. Operating expenses in connection with the Ellomay Solar PV segment were approximately €1.4 million for the year ended December 31, 2022, compared to 0 for the year ended December 31, 2021. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant in June 2022, upon which we commenced recognition of revenues and operating expenses. The operating expenses of Ellomay Solar were also impacted by RDL 17/2021 as explained above.

Talasol PV Segment. Operating expenses in connection with the Talasol PV segment were approximately €8.8 million for the year ended December 31, 2022, compared to €6.3 million for the year ended December 31, 2021. The increase resulted mainly from RDL 17/2021 as explained above.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.4 million for each of the years ended December 31, 2022 and 2021.

Dorad Segment.  The segment results for Dorad are presented as our share in the results of Dorad in NIS translated into euro and not under the equity method (equity accounted investee) as applied in our financial statements. Operating expenses in connection with our Dorad segment were approximately €47.4 million (approximately NIS 167.8 million) for the year ended December 31, 2022, compared to approximately €39.2 million (approximately NIS 149.7 million) for the year ended December 31, 2021. The increase in Dorad’s operating expenses is mainly due to a increased production and higher tariff.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €13.2 million for the year ended December 31, 2022, compared to approximately €10.4 million for the year ended December 31, 2021. The increase is mainly attributable to the military conflict between Russia and Ukraine causing shortages in certain raw materials and an increase in delivery price.

Project Development Costs

Project development costs were approximately €3.8 million for the year ended December 31, 2022, compared to approximately €2.5 million for the year ended December 31, 2021. The increase in project development costs is mainly due to development expenses in connection with photovoltaic projects in Italy and Israel.

General and Administrative Expenses

General and administrative expenses were approximately €5.9 million for the year ended December 31, 2022, compared to approximately €5.7 million for the year ended December 31, 2021. The increase is mostly due to an increase in the management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

Share of Profits of Equity Accounted Investee

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €1.2 million in the year ended December 31, 2022, compared to approximately €0.12 million in the year ended December 31, 2021. The increase in our share of profit of equity accounted investee was mainly due to the increase in revenues of Dorad due to higher quantities produced and a higher electricity tariff, partially offset by an increase in operating expenses in connection with the increased production and higher tariff.

Financing Expenses

	For the year ended December 31
	2022	2021
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	3,103	2,248
Interest income	420	276
Consumer price index in Israel for loan	(909)	-
Swap interest	-	-
Profit from settlement of derivatives contract	-	407
Change in fair value of derivatives, net	605	(841)
Debentures interest and related expenses	(2,130)	(3,220)
Interest and commissions related to projects finance	(6,952)	(5,589)
Amortization of capitalized expenses related to projects finance	(275)	(12,211)
Interest on minority shareholder loan	(1,529)	(2,055)
Bank charges and other commissions	(471)	(137)
Interest on lease liability	(370)	(367)
Gain (loss) from exchange rate differences, net	6,042	(5,395)
Total financing expenses, net	(2,466)	(26,884)

Financing expenses, net were approximately €2.5 million for the year ended December 31, 2022, compared to financing expenses, net of approximately €26.9 million for the year ended December 31, 2021. The decrease in financing expenses, net, was mainly due to the following:

•
Income resulting from exchange rate differences amounting to approximately €6 million in the year ended December 31, 2022, mainly in connection with NIS cash and cash equivalents and our NIS denominated debentures, compared to expenses in the amount of approximately €5.4 million for the year ended December 31, 2021, caused by the 6.6% appreciation of the NIS against the euro during the year ended December 31, 2022, compared to the 10.8% devaluation of the NIS against the euro during the year ended December 31, 2021;

•
An amount of approximately €15.5 million recorded as of December 31, 2021 in connection with the expected prepayment of Talasol’s previous financing. Such expenses include approximately €3.3 million recorded in connection with the termination of an interest rate swap contract and €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to Talasol’s previous financing; and

•	Approximately €0.8 million of expenses in connection with the early repayment of our Series B Debentures, which were included in the financing expenses for the year ended December 31, 2021.

Taxes on Income / Tax Benefit

Taxes on income were approximately €2.1 million in the year ended December 31, 2022, compared to a tax benefit of approximately €2.3 million in the year ended December 31, 2021. The increase in taxes on income was mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of our Spanish subsidiaries.

Net Profit/Loss

Net profit was approximately €0.1 million in the year ended December 31, 2022, compared to net loss of approximately €19.6 million for the year ended December 31, 2021.

Total Other Comprehensive Loss

Total other comprehensive loss was approximately €35.3 million for the year ended December 31, 2022, compared to total other comprehensive loss of approximately €4.5 million in the year ended December 31, 2021. The increase in total other comprehensive loss mainly resulted from foreign currency translation differences on NIS denominated operations, as a result of fluctuations in the euro/NIS exchange rates and from changes in fair value of cash flow hedges, including a material increase in the fair value of the liability resulting from the Talasol PPA. The Talasol PPA experienced a high volatility due to the substantial increase in electricity prices in Europe since the commencement of the military conflict between Russia and Ukraine. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows. As the Company controls Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into the Company’s financial statements and total equity. Alongside the increase in fair value of the liability in connection with the Talasol PPA, the increase in the electricity prices had, and is expected to continue to have for as long as the prices remain relatively high, a positive impact on Talasol’s revenues from the sale of the capacity that is not subject to the Talasol PPA, resulting in an expected increase in Talasol’s net income and cash flows.

Total Comprehensive Loss

Total comprehensive loss was approximately €35.2 million in the year ended December 31, 2022, compared to total comprehensive loss of approximately €24.1 million in the year ended December 31, 2021.

EBITDA

EBITDA was approximately €20.8 million for the year ended December 31, 2022, compared to approximately €20.1 million in the year ended December 31, 2021.

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

Reconciliation of Loss to EBITDA

	Year ended December 31,
	2022	2021
	(Euro in thousands)
Profit (loss) for the year	140	(19,640)
Financing expenses, net	2,466	26,884
Taxes on income (tax benefit)	2,103	(2,281)
Depreciation and amortization expenses	16,092	15,116
EBITDA	20,801	20,079

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

As noted below, the results of operations included in our financial statements for the year ended December 31, 2020 do not include the results of the Talasol PV Plant and of the Gelderland biogas plant. Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2021	2020
	€ in thousands (except per share data)
Revenues	45,721	9,645
Operating expenses	(17,590)	(4,951)
Depreciation and amortization expenses	(15,116)	(2,975)
Gross profit	13,015	1,719
Project development costs	(2,508)	(3,491)
General and administrative expenses	(5,661)	(4,512)
Share of profits of equity accounted investee	117	1,525
Other income, net	-	2,100
Operating profit (loss)	4,963	(2,659)
Financing income	2,931	2,134
Financing income (expenses) in connection with derivatives, net	(841)	1,094
Financing expenses	(28,974)	(6,862)
Financing expenses, net	(26,884)	(3,634)
Loss before taxes on income	(21,921)	(6,293)
Tax benefit	2,281	125
Loss for the year	(19,640)	(6,168)
Loss attributable to:
Owners of the Company	(15,090)	(4,627)
Non-controlling interests	(4,550)	(1,541)
Loss for the year	(19,640)	(6,168)
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	12,284	(482)
Effective portion of change in fair value of cash flow hedges	(13,429)	2,210
Net change in fair value of cash flow hedges transferred to profit or loss	(3,353)	555
Total other comprehensive income (loss), net of tax	(4,498)	2,283

Total other comprehensive income (loss) attributable to:
Owners of the Company	3,124	881
Non-controlling interests	(7,622)	1,402
Total other comprehensive income (loss)	(4,498)	2,283

Total comprehensive loss for the year	(24,138)	(3,885)

Total comprehensive loss for the year attributable to:
Owners of the Company	(11,966)	(3,746)
Non-controlling interests	(12,172)	(139)
Total comprehensive loss for the year	(24,138)	(3,885)

Loss per share
Basic loss per share	(1.18)	(0.38)
Diluted loss per share	(1.18)	(0.38)

Revenues

Revenues were approximately €45.7 million for the year ended December 31, 2021, up 374% compared to approximately €9.6 million for the year ended December 31, 2020. This increase is mainly attributable to the connection to the Spanish national grid of the Talasol PV Plant in December 2020, upon which we commenced recognition of revenues. The increase is also attributable to the Gelderland biogas plant acquisition in December 2020 and to improved operational efficiency at our biogas plants in the Netherlands.

Revenues by Segments

	Year ended December 31,		2021 vs. 2020 Change
(Euro in thousands)	2021	2020	€	%
Spanish PV segment	2,587	2,577	10	0.4
Talasol PV Segment	29,432	-	29,432	100
Israeli PV segment	1,016	1,066	(50)	4.7
Dorad segment	51,630	57,495	(5,865)	(10.2)
Netherlands biogas segment	12,686	6,002	6,684	111.4

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €2.6 million for each of the years ended December 31, 2021 and 2020.

Talasol PV Segment. Revenues from our Talasol PV segment were approximately €29.4 million for the year ended December 31, 2021, compared to 0 for the year ended December 31, 2020. The increase resulted from the connection to the Spanish national grid of the Talasol PV Plant in December 2020, upon which we commenced recognition of revenues.

Israeli PV Segment.  Revenues from our Israeli PV segment were approximately €1 million for the year ended December 31, 2021, compared to approximately €1.1 million for the year ended December 31, 2020. The segment revenues for our PV Plant located in Israel are presented under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment under the fixed asset model were approximately €4.3 million for the year ended December 31, 2021, compared to approximately €4.1 million for the year ended December 31, 2020. The increase in revenues resulted from slightly increased electricity production.

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

Operating Expenses and Depreciation Expenses

Operating expenses were approximately €17.6 million for the year ended December 31, 2021, compared to approximately €5 million for the year ended December 31, 2020. This increase is mainly attributable to the connection to the Spanish national grid of the Talasol PV Plant in December 2020, and the Gelderland biogas plant acquisition in December 2020. Depreciation expenses were approximately €15.1 million for the year ended December 31, 2021, compared to approximately €3 million for the year ended December 31, 2020.

Operating Expenses by Segments

	Year ended December 31,		2021 vs. 2020 Change
(Euro in thousands)	2021	2020	€	%
Spanish PV segment	472	463	9	1.9
Talasol Segment	6,305	-	6,305	100
Israeli PV segment	367	379	(12)	(3.2)
Dorad segment	39,175	44,489	(5,314)	(11.9)
Netherlands biogas segment	10,446	4,109	6,337	154.2

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.5 million for each of the years ended December 31, 2021 and 2020.

Talasol PV Segment. Operating expenses in connection with the Talasol PV segment were approximately €6.3 million for the year ended December 31, 2021, compared to 0 for the year ended December 31, 2020. The increase resulted from the connection to the Spanish national grid of the Talasol PV Plant in December 2020, upon which we commenced recognition of revenues and operating expenses.

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

Financing Expenses

	For the year ended December 31
	2021	2020
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	2,248	1,423
Interest income	276	553
Consumer price index in Israel for loan	-	103
Swap interest	-	55
Profit from settlement of derivatives contract	407	-
Change in fair value of derivatives, net	(841)	1,094
Debentures interest and related expenses	(3,220)	(2,155)
Interest and commissions related to projects finance	(5,589)	(1,775)
Amortization of capitalized expenses related to projects finance	(12,211)	(48)
Interest on minority shareholder loan	(2,055)	(41)
Bank charges and other commissions	(137)	(230)
Interest on lease liability	(367)	(494)
Loss from exchange rate differences, net	(5,395)	(2,119)
Total financing expenses, net	(26,884)	(3,634)
Financing expenses, net were approximately €26.9 million for the year ended December 31, 2021, compared to approximately €3.6 million for the year ended December 31, 2020. The increase in financing expenses, net, was mainly due to the following:

•
Financing expenses include expenses in connection with the Talasol PV Plant, previously capitalized to fixed assets, are recognized in profit and loss starting from the connection to the Spanish national grid , consisting of (i) approximately €2.2 million of interest of bank loans, (ii) approximately €0.9 million of swap related payments, (iii) approximately €0.3 million of expenses in connection with Talasol’s project financing, and (iv) approximately €2.1 million of interest accrued on shareholder loans granted by the minority shareholders of Talasol;

•
An amount of approximately €15.5 million recorded as of December 31, 2021 in connection with the expected prepayment of Talasol’s previous financing. Such expenses include approximately €3.3 million recorded in connection with the termination of an interest rate swap contract and €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to Talasol’s previous financing; and

•	Approximately €0.9 million of expenses in connection with the early repayment of our Series B Debentures.

Tax Benefit

Tax benefit was approximately €2.3 million in the year ended December 31, 2021, compared to a tax benefit of approximately €0.1 million in the year ended December 31, 2020. The increase in tax benefit was mainly due to the expenses recorded by the Talasol PV Plant in connection with the expected prepayment of Talasol’s previous financing.

Net Loss

Net loss was approximately €19.6 million in the year ended December 31, 2021, compared to net loss of approximately €6.2 million for the year ended December 31, 2020.

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

Total Comprehensive Loss

Total comprehensive loss was approximately €24.1 million in the year ended December 31, 2021, compared to total comprehensive loss of approximately €3.9 million in the year ended December 31, 2020.

EBITDA

EBITDA was approximately €20.1 million for the year ended December 31, 2021, compared to approximately €0.3 million in the year ended December 31, 2020.

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

Reconciliation of Loss to EBITDA

	Year ended December 31,
(Euro in thousands)	2021	2020
Loss for the year	(19,640)	(6,168)
Financing expenses, net	26,884	3,634
Tax benefit	(2,281)	(125)
Depreciation and amortization expenses	15,116	2,975
EBITDA	20,079	316

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Spanish PV Plants, in the WtE Plants and in the Talasol PV Plant are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in Manara PSP are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant and the Manara PSP is denominated in NIS and the financing we obtained in connection with our Spanish PV Plants is denominated in euro and bears interest that is based on EURIBOR rate and the new project finance of Talasol, or the Talasol New Financing, is denominated in Euro. We therefore are affected by changes in the prevailing euro/NIS exchange rates and previously, prior to the change in our presentation currency were affected by changes in the prevailing euro/U.S. dollar and euro/NIS exchange rates.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro.

	Year ended December 31,
	2022	2021	2020

Appreciation (Devaluation) of the NIS against the euro	6.6%	(10.8)%	1.7%

The representative NIS/euro exchange rate was NIS 3.944 for one euro on December 31, 2020, NIS 3.520 for one euro on December 31, 2021 and NIS 3.753 for one euro on December 31, 2022. The average exchange rates for converting the NIS to euro during the years ended December 31, 2020, 2021 and 2022 were 3.925, 3.820 and 3.536 for one euro, respectively. The representative exchange rate as of March 31, 2023 was NIS 3.9322 for one euro.

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

Our PV Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to the military conflict between Russia and Ukraine, the Covid-19 pandemic or otherwise or financial distress of the IEC or NOGA in Israel could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing plants or to revise the incentive regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax has been 23% as from January 2018.

As of December 31, 2022, Ellomay Capital Ltd. had tax loss carry-forwards in the amount of approximately €4.6 million. Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B.	Liquidity and Capital Resources

General

As of March 15, 2023, we held approximately €71.3 million in cash and cash equivalents, approximately €20.7 million in short term deposits and approximately €21.1 million in restricted short-term and long-term cash.

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

We entered into various project finance agreements in connection with the financing of our PV Plants and the Manara PSP and raised funds via issuances of securities in private and public offerings in Israel (all as more fully described below).

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

On February 11, 2021, the Manara PSP reached financial closing. On February 23, 2021, we completed public offerings in Israel of additional Series C Debentures and of the newly-issued Series D Convertible Debentures, convertible into our ordinary shares. In addition, during January and February 2021, Israeli institutional investors exercised warrants previously issued to them in a private placement. On March 18, 2021, we performed an early repayment, in full, of our Series B Debentures.

On October 25, 2021, we issued additional Series C Debentures in a private offering in Israel to Israeli classified investors in an aggregate principal amount of NIS 120 million (approximately €32.1million) for an aggregate gross consideration of approximately NIS 121.6 million (approximately €32.5 million).

On June 6, 2022, the holders of our Series C Debentures approved an amendment to the Series C Deed of Trust, which provides for certain revisions to the financial covenants and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

On February 1, 2023, we issued NIS 220 million par value principal of our new Series E Secured Debentures. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments,” “Item 4.B: Business Overview” and “Item 10.C: Material Contracts.”

As of December 31, 2022, we had a working capital deficiency of approximately €26.5 million, compared to a working capital deficiency of approximately €121.4 million as of December 31, 2021. The working capital deficiency as of December 31, 2022 resulted from the recording of current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA. These current maturities do not impact our cash flows. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short term deposits and marketable securities.

As of December 31, 2022, we had approximately €46.5 million of cash and cash equivalents, compared with approximately €41.2 million of cash and cash equivalents at December 31, 2021 and approximately €66.8 million of cash and cash equivalents at December 31, 2020. The increase in cash during the year ended December 31, 2022 was mainly due to proceeds from the Talasol refinancing partially offset by our investments in the development and construction of renewable energy facilities.

Project Finance

We are currently party to project finance agreements in connection with our Spanish and Israeli PV Plants (other than the Ellomay Solar PV Plant), our WtE Plants and the Manara PSP. We may in the future enter into additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2022.

PV Project Finance

Talasol PV Plant Finance

On April 30, 2019, the Talasol PV Plant reached financial closing. This financing included several facilities in the aggregate amount of approximately €158.5 million.

In December 2021, Talasol entered into the Talasol New Financing in the aggregate amount of €175 million. The Talasol New Financing achieved financial closing in January 2022 and amounts withdrawn were partially used to repay Talasol’s previous financing.

The Talasol New Financing is based on a Facilities Agreement in the aggregate amount of €175 million provided by European institutional lenders, or the Talasol New Financing. The Talasol New Financing provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and (ii) a term loan in the amount of €20 million of which the final maturity date is December 31, 2042. The weighted average life of the Talasol New Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the Talasol Previous Financing. The Talasol New Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in Talasol’s previous financing.

The uses of the Talasol New Financing amount were as follows: (1) prepayment of the outstanding €121 million amount of Talasol’s previous financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider, or the Talasol PPA Security Fund, (4) unwinding the interest rate SWAP entered into in connection with Talasol’s previous financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a special dividend to Talasol’s shareholders in an amount of approximately €31 million.

The Talasol PPA Security Fund is reduced by €1 million every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA.

As of December 31, 2022, the outstanding amount under the Talasol New Financing was approximately €164.2 million. This aggregate outstanding loan balance is net of an amount of approximately €2.9 million of debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2022, the outstanding amounts under the Project Finance were approximately €13.2 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2022, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 58.5 million (approximately €15.6 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 0.4 million (approximately €0.1 million) debt issuance costs to be amortized over the length of the underlying loan.

The Project Finance documents also require the Talmei Yosef project company to deposit funds for the renewal of equipment (approximately NIS 5.2 million as of December 31, 2022) as well as funds sufficient to cover its debt service required level which consists of six months payment of principal and interest (approximately NIS 1.6 million as of December 31, 2022).

WtE Plants Finance

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or GIPP, and Ellomay Luxembourg are parties to a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of €3.51 million (with a fixed interest rate of 3% for the first five years) and €2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370,000 with variable interest.

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

As of December 31, 2022, the outstanding amount under the Groen Goor Project Finance was approximately €3.5 million.

Oude Tonge Project Finance

On May 3, 2017, Oude Tonge, Oude Tonge Holdings B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Oude Tonge), or OTH, and Ellomay Luxembourg are parties to senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank. In June 2017, the financial closing occurred with respect to the project finance that includes the following tranches: (i) two loans with principal amounts of €3.15 million and €1.7 million, each with a fixed annual interest rate of 3.1% for the first five years, for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of €100,000 with variable interest.

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

As of December 31, 2022, the outstanding amount under the Oude Tonge Project Finance was approximately €3 million.

Groen Gas Gelderland Project Finance

GG Gelderland entered into a senior project finance agreement, or the Gelderland Loan Agreement, with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) approximately €2.5 million (with a fixed interest rate of 3.6% for the first five years), (b) €1.2 million (with a fixed interest rate of 4.5% for the first five years), (c) €0.4 million (with a fixed interest rate of 3.55% for the first five years) and (d) approximately €2.8 million (with a fixed interest rate of 4.5% for the first five years), for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €0.75 million with variable interest. An aggregate amount of approximately €6.9 million was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above which as of that date had an outstanding principal amount of €1.89 million, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment in August 2025. On the same date, the interest for the other loans bearing a fixed interest rate of 4.5% per year for 5 years was reduced to 3.5% per year for the next 5 years, commencing December 2020.

As of December 31, 2022, the outstanding amount under the Gelderland Loan Agreement was approximately €4.2 million.

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

As of December 31, 2022, the outstanding amount under the agreement with Oost was approximately €0.8 million.

Manara PSP Project Finance

The financial closing of the Manara PSP Project Finance occurred in February 2021. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd., in the aggregate amount of NIS 1.27 billion (approximately €350 million based on the exchange rage at the time). This amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs. The linkage is performed once a year in March during the first four years of construction, and thereafter semi-annually until construction end. In March 2022, the facilities under the Manara PSP Project Finance were increased as a result of the rise in the Project Index by approximately NIS 40 million (approximately €10.6 million). A similar increase was carried out in March 2023 in the amount of approximately 63 Million NIS (approximately €16.8 Million).

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

 We and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12.5 million (approximately €3.5 million), pro rata to our holdings in the Manara PSP. This standby equity guarantee is linked and adjusted in the same manner and timing as the long-term facilities, as described above.

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

 As of December 31, 2022, the outstanding amount under the Manara PSP Project Finance was approximately NIS 144.7 million (approximately €38.6 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 3.6 million (approximately €0.95 million) of debt issuance costs to be amortized over the length of the underlying loan.

Other Financing Activities

As of December 31, 2022, we had an aggregate principal amount of approximately NIS 358 million outstanding Series C Debentures and approximately NIS 62 million outstanding Series D Debentures. On February 1, 2023, we issued NIS 220 million principal amount of our new Series E Secured Debentures. For more information concerning our Series E Secured Debentures See “Item 4.A: History and Development of Ellomay; Recent Developments.”

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

On June 6, 2022, the holders of our Series C Debentures approved an amendment to the Series C Deed of Trust, which provides for certain revisions to the financial covenants, reflected below, and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

The Series C Debentures are traded on the TASE.

The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal was paid, on June 30, 2022 15% of the principal was paid, on June 30, 2023 15% of the principal shall be paid, and on June 30 of each of the years 2024 and 2025 30% of the principal shall be paid. The Series C Debentures initially bore a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive) and as noted above this annual interest rate was increased to 3.55% effective June 6, 2022.

The Series C Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.5% in the annual interest rate. The Series C Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series C Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series C Deed of Trust or in breach of any of our material obligations to the holders of the Series C Debentures pursuant to the terms of the Series C Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series C Deed of Trust and (iii) to the extent the Series C Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series C Debentures.

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.
Our Series C Adjusted Balance Sheet Equity (as such term is defined in the Series C Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the update of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Series C Net Financial Debt, to (b) our Series C Adjusted Balance Sheet Equity, on a consolidated basis, plus the Net Financial Debt, or our Series C CAP, Net, to which we refer herein as the Series C Ratio of Net Financial Debt to Series C CAP, Net, shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.
The ratio of (a) our Series C Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Series C Adjusted EBITDA, to which we refer to herein as the Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

The Series C Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 75% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series C Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series C Adjusted Balance Sheet Equity not lower than €70 million, (ii) Series C Ratio of Net Financial Debt to Series C CAP, Net not to exceed 60%, and (iii) Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA, shall not be higher than 8, and not to make distributions if we do not meet all of our material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2022, the outstanding amount under the Series C Debentures, net of capitalized expenses, was approximately NIS 358 million (approximately €95 million).

For further information concerning the Series C Deed of Trust, see “Item 10.C: Material Contracts” and the Series C Deed of Trust included as Exhibit 4.15 under “Item 19: Exhibits.”

Series D Convertible Debentures

On February 23, 2021, we issued NIS 62 million (approximately €15.6 million, as of the issuance date) of unsecured convertible Series D Convertible Debentures due December 31, 2026 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 62.6 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61.8 million (approximately €15.6 million as of the issuance date).

The Series D Convertible Debentures are traded on the TASE.

The principal amount of Series D Convertible Debentures is repayable one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into our ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately $50.55, as of the issuance date), subject to adjustments upon customary terms.

The Series D Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series D Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Convertible Debentures up to an aggregate par value of NIS 200 million provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of our material obligations to the holders of the Series D Convertible Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series D Deed of Trust and (iii) to the extent the Series D Convertible Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Convertible Debentures.

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.
Our Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the update of the annual interest provision;

b.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series D Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series D Net Financial Debt, to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series D Net Financial Debt, or our Series D CAP, Net, to which we refer herein as the Series D Ratio of Net Financial Debt to Series D CAP, Net, shall not exceed the rate of 68% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.
The ratio of (a) our Series D Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters, or our Series D Adjusted EBITDA, to which we refer to herein as the Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

The Series D Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series C Deed of Trust and set forth above. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Adjusted Balance Sheet Equity not lower than €85 million, (ii) Series D Ratio of Net Financial Debt to Series D CAP, Net not to exceed 60%, and (iii) Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2022, the outstanding amount under the Series D Convertible Debentures was approximately NIS 57 million (approximately €15 million), net of capitalized expenses.

For further information concerning the Series D Deed of Trust, see “Item 10.C: Material Contracts” and the Series D Deed of Trust included as Exhibit 4.17 under “Item 19: Exhibits.”

For further information concerning the Deed of Trust governing our Series E Secured Debentures, issued on February 1, 2023, see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

Upon the issuance of our Debentures, we undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of our Debentures. This model provides that in the event certain financial “warning signs” exist in our consolidated financial results or statements, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Debentures.

One possible “warning sign” is the existence of a working capital deficiency (if the board of directors of the company does not determine that the working capital deficiency is not an indication of a liquidity problem). In examining the existence of warning signs as of December 31, 2022, our Board of Directors noted the working capital deficiency as of December 31, 2022. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2022, does not indicate a liquidity problem. In making such determination, our board of directors noted the following: (i) the deficiency in working capital resulted from the recording of current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA, which does not impact our cash flow in the next 12 months as Talasol’s revenues from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider, (ii) pursuant to the applicable accounting rules, we are required to recognize the fair value of expected future payments to the PPA provider as a liability but do not recognize the expected revenues from the Talasol PV Plant as assets, as these expected revenues cannot be recorded as an asset under accounting rules, resulting in an increase in current liabilities and a working capital deficiency, and (iii) our operating subsidiaries generated a positive cash flow during the year ended December 31, 2022.

For more information concerning our financing activities, see Note 6, Note 11 and Note 12 to our annual financial statements included elsewhere in this Report.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2021
	Euro in thousands
Net cash provided by operating activities	11,320	16,112
Net cash used in investing activities	(28,181)	(105,497)
Net cash provided by financing activities	26,510	54,196
Effect of exchange rate fluctuations on cash and cash equivalents	(4,420)	9,573
Increase (decrease) in cash and cash equivalents	5,229	(25,616)
Cash and cash equivalents at the beginning of the year	41,229	66,845
Cash and cash equivalents at the end of the year	46,458	41,229

Operating activities

In the year ended December 31, 2022, we had net gain of approximately €0.1 million. Net cash provided by operating activities was approximately €11.3 million, which includes a deduction of approximately €3.3 million due to a non-recurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant and increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy and in Israel

In the year ended December 31, 2021, we had net loss of approximately €19.6 million, primarily due to increased financing expenses in connection with the Talasol PV Plant refinancing. Net cash provided by operating activities was approximately €16.1 million.

Investing activities

Net cash used in investing activities was approximately €28.2 million in the year ended December 31, 2022, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects and the Ellomay Solar PV Plant.

Net cash used in investing activities was approximately €105.5 million in the year ended December 31, 2021, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project and the Ellomay Solar PV Plant.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2022 was approximately €26.5 million, derived primarily from the Talasol refinancing and from loan amounts withdrawn on account of the Manara PSP Project finance.

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

As of December 31, 2022, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2022, our total current assets amounted to approximately €64.7 million, of which approximately €46.5 million was in cash and cash equivalents and approximately €2.8 million was in marketable securities, compared with total current liabilities of approximately €91.2 million.

As of December 31, 2021, our total current assets amounted to approximately €83.9 million, of which approximately €41.2 million was in cash and cash equivalents and approximately €2 million was in marketable securities, compared with total current liabilities of approximately €205.2 million.

Outstanding Options

As of March 31, 2023, we had 385,000 Series 1 Options outstanding. Each Series 1 Option is exercisable into one Ordinary Share, at an exercise price of NIS 150 (subject to adjustments upon customary terms) by no later than October 15, 2024. The Series 1 Options are traded on the TASE.

C.	Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2020, 2021 and 2022.

D.	Trend Information

We operate in the Spanish and Italian photovoltaic markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our five PV Plants and the Talasol PV Plant (of which we own 51%) in Spain, our PV Plant in Israel, three WtE Plants in the Netherlands, our ownership of 50% of the issued and outstanding shares of Dori Energy, our ownership of 83.333% of the Manara PSP and through several other projects under development in Italy and in Spain. Our operating PV Plants are all fully operational and connected to the relevant national grids. However, as the Gelderland plant was acquired on December 1, 2020 and the Talasol PV Plant was connected to the Spanish national grid on December 26, 2020 and received PAC on January 27, 2021, our results for 2020-2022 do not reflect a full three-years of operations of such projects.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and from the sale of the electricity produced by our plants and on seasonality and availability of raw materials. Revenue derived from our PV operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Spain, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. Dorad’s revenues are also dependent to an extent on regulation and seasonality.

Our business was impacted in recent years by the increase in electricity prices throughout Europe, and specifically in Spain, mainly due to the increase in prices of natural gas, caused by increasing demand for electricity and by the military conflict between Russia and Ukraine. The impact of the increase in electricity prices on our financial results was mitigated by regulation in Spain that increased operating expenses of certain renewable energy manufacturers. Furthermore, the increase in electricity prices did not affect the portion of the electricity produced by our facilities that is subject to a PPA. Electricity prices have decreased in recent months but remain at a high level compared to prices in early 2021. The military conflict between Russia and Ukraine also contributed to a disruption in supply chains of certain materials, including materials comprising the feedstock used by our biogas facilities in the Netherlands and an increase in delivery prices, mainly due to an increase in the price of fuel. In addition, supply chain disruptions and shortages of raw materials caused by Covid-19 continue to impact the prices of equipment required for building of our PV facilities (including solar panels).

In addition, our ability to continue to leverage the investment in these markets, may affect the profitability of past and future transactions. In recent years, the capital markets have experienced an increase in interest rates, which also impacts our ability to raise the capital required for the implementation of our business plan, a continued increase in interest rates could limit the capital available to us, on acceptable terms or at all.

For more information see “Item 3.D: Risk Factors – Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors – Risks Related to our Investment in Dori Energy,” and “Item 4.B: Business Overview.”

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

Recoverable amount of cash generating unit

We examine at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment is revealed, we check whether the carrying amount of the fixed assets is recoverable. An impairment loss is recognized if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. See note 6D1 to our annual financial statements included elsewhere in this Report.

Recognition of deferred tax asset in respect of tax losses

The probability that in the future there will be taxable profits against which carried forward losses can be utilized. See Note 19 to our annual financial statements included elsewhere in this Report regarding taxes on income.

Business combination

We allocate the fair value of assets and liabilities acquired in a business combination based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets.

Determination of fair value

Preparation of the financial statements requires us to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Notes 2B, 15 and 21 to our annual financial statements included elsewhere in this Report.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 31, 2023:

Name	Age	Position with Ellomay

Shlomo Nehama(1)(2)	68	Chairman of the Board of Directors
Ran Fridrich(1)(2)	70	Director and Chief Executive Officer
Anita Leviant(1)(3)(4)	68	Director
Ehud Gil(1)	48	Director
Dr. Michael J. Anghel(3)(4)(5)	84	Director
Daniel Vaknin(3)(4)(5)	67	Director
Kalia Rubenbach	44	Chief Financial Officer
Ori Rosenzweig	46	Chief Investment Officer
Yehuda Saban	44	Director of Operations for Israel and EVP of Business Development
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

Anita Leviant has served as a director of Ellomay since March 2008. Ms. Leviant heads LA Global Consulting, a practice specializing in representing and consulting global oriented companies in Cross Border and financial transactions, banking and Capital Markets. LAGC represents and consults investors and corporations on business and regulatory issues, in Fintech, Cyber and sustainable investments. LAGC provides soft landing for overseas business in Israel and in the UK. For a period of twenty years, Ms. Leviant held several senior positions with Hapoalim Banking group including EVP Deputy Head of Hapoalim Europe and Global Private Banking and EVP General Global Counsel of the Group and served as a director in the overseas subsidiaries. Prior to that, Ms. Leviant was an associate in GAFNI & CO. Law Offices in Tel Aviv where she specialized in Liquidation, Receivership and Commercial Law and was also a Research Assistant to the Law School Dean in the Tel Aviv University specialized in Private International Law. Ms. Leviant holds a LL.B degree from Tel Aviv University Law School and is a member of both the Israeli and the New York State Bars. Ms. Leviant also serves as President of the Israel-British Chamber of Commerce &Innovations, Board Member of the Federation of Bi-Lateral Chambers of Commerce and a Co-Founder of the Center for Arbitration and Dispute Resolutions. Ms. Leviant is a certified mediator.

Ehud Gil has served as a director of Ellomay since November 12, 2020. Mr. Gil is an entrepreneur in the intersection of security and technology, and a consultant to the Israeli Ministry of Defense. In 2018, Mr. Gil retired from the Israeli Defense Forces, or IDF, at the rank of Lieutenant-Colonel. Prior to his retirement from the IDF, Mr. Gil held various key managerial positions in the IDF and the Israeli Ministry of Defense, including Head of Planning and Control Branch, Head of Training Branch in the General Headquarters of the IDF, and Director of Projects for the IDF.  Mr. Gil holds an M.Ed. (with honors) in Management and Organization of Education Systems from the University of Haifa and a B.Sc. in Materials Engineering from the Ben-Gurion University of the Negev. As indicated below, Mr. Gil is the brother of Ms. Anat Raphael.

Dr. Michael J. Anghel has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP VENTURES - a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served until recently as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD) and BiolineRx Ltd. (NASDAQ; TASE: BLRX). Dr. Anghel is also involved in two private companies which he helped to found: LUMUS Optics (Augmented Reality) and Vasco-De &FRNDS (Advanced Tech-based data networks for consumer goods and financial services in in large emerging markets). On all boards of directors of the publicly traded companies he served as member or chairman of the audit committees. Prior to launching his business career, Dr. Anghel was a full-time member of the Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy and, until recently, Dr. Anghel continued to chair the Board of the University’s Executive Programs operations. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D., both from Columbia University in New York.

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

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2022 was approximately €1.26 million, including an amount of approximately €0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, or Chairman of the Board, and Ran Fridrich, our Chief Executive Officer and a member of our Board, who are both compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our other directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2022. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2022.

	Salary(1)	Management/Consulting Fees		Bonus(4)	Share-Based Payment(2)	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-	418	(3)	-	-	418	(3)
Ran Fridrich, CEO and Director	-	542	(3)	-	-	542	(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	-	249		-	23	272
Kalia Rubenbach, Chief Financial Officer	303	-		78	23	404
Ori Rosenzweig, Chief Investment Officer	298	-		137	23	458

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

2.
Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2022, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 1 to our annual financial statements.

3.	Such amounts are paid pursuant to the terms of the Management Services Agreement. For additional information, see “Management Services Agreement” below.
4.	Bonus consists of amounts paid during 2022 in connection with 2021.

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

As our annual shareholders meeting held on August 12, 2021, or the 2021 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021, which provides, among other things, for the payment of NIS 1.386 million (approximately €0.39 million) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as our Chairman of the Board in no less than a 77% position and the payment of NIS 1.8 million (approximately €0.51 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as our Chief Executive Officer and a director and the service of Mr. Nehama as Chairman of the Board. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Dr. Michael J. Anghel, Daniel Vaknin and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The current cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are an annual fee of NIS 56,910 (equivalent to approximately €16,094 based on the average EUR/NIS exchange rates during 2022) and an attendance fee of NIS 2,015 (equivalent to approximately €570 based on the average EUR/NIS exchange rates during 2022) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2022 Shareholders Meeting), was held on December 29, 2022. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

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

Any transaction or action, whether material or extraordinary or not, cannot be approved unless they are for the benefit of the company. In the case of a transaction that is not an extraordinary transaction or an action that is not a material action, after the office holder complies with the above disclosure requirements, only board approval is required. In the case of an extraordinary transaction or a material action, the company’s audit committee and board of directors, and, under certain circumstances, the shareholders of the company, must approve the action or transaction, in addition to any approval stipulated by the articles of the company. For more information concerning the approval process of terms of service and employment of officers, directors, controlling shareholders and their relatives see “Compensation Policy and Approval Process of Directors’ and Officers’ Terms of Service and Employment” above.

For a discussion concerning the determination whether an action is material or not an whether a transaction is extraordinary or not and for a review on the approval process for the terms of services of officers, see “Committees of the Board of Directors – Audit Committee” below.

A director who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter, provided that an office holder who has a personal interest may be present for the presentation of the transaction in the event the chairman of the audit committee or the chairman of the board, as the case may be, determine that she or he are required for the presentation of the transaction, unless a majority of the members of the board of directors or audit committee, as the case may be, have a personal interest in the matter, in which case they may all be present and vote. In the event a majority of the members of the board of directors have a personal interest in a matter, they can participate and vote, however such matter must be also approved by the shareholders of the company.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Dr. Michael Anghel, who is also the chairman of the Audit Committee, Daniel Vaknin and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2022, our Audit Committee met at least once each quarter.

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

At our annual shareholders meeting held on June 21, 2018, or the 2018 Shareholders Meeting, our shareholders authorized us to revise the indemnification, insurance and exemption provisions of our Articles and further authorized us, following the approval of our Compensation Committee and Board of Directors, to provide amended indemnification undertakings and exemption to each of our current and future office holders. At our shareholders’ meeting held on December 17, 2020, our shareholders approved, with the requisite special majority, the grant of an indemnification undertaking to Mr. Ehud Gil as a relative of a controlling shareholder. At our 2021 Shareholders Meeting, our shareholders approved, with the requisite special majority, the grant and extension of indemnification undertakings to our office holders who may be deemed to be “controlling shareholders” (currently Messrs. Nehama and Fridrich).

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

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. At our 2022 Annual Meeting, our shareholders approved, following the approval of our Compensation Committee and Board, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Companies Law) as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy for a 12 month period may be up to $900,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or the maximum annual premium set forth under (ii) above by up to 30% in any year, as compared to the previous year, without additional shareholders’ approval. Based on these and prior approvals, we obtained directors’ and officers’ liability insurance covering our directors and officers. Our Compensation Policy provides that our office holders will be covered by a Directors and Officers insurance liability policy,  to  be  periodically  purchased  us,   subject   to the requisite  approvals under  the Companies Law, including run-off insurance for a period of up to seven years, and that the coverage limit per claim and in the aggregate under the policy may not exceed $15 million and our Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

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

As of December 31, 2022 we had 25 employees, as of December 31, 2021 we had 20 employees and as of December 31, 2020 we had 18 employees. As of December 31, 2022, 14 employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager, was located in Spain, one employee, serving as project manager, was located in Italy and nine employees are located in the Netherlands, all engaged in the administration and operation of our WtE Plants.

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

Israeli labor laws and regulations are applicable to our employees located in Israel. Israeli labor laws govern, among other things, the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, annual leave and sick days. In addition, the Israeli Severance Pay Law, 1963, or the Severance Pay Law, generally requires the payment of severance pay equal to one month’s salary, based on the most recent salary, for each year of employment or a prorated portion thereof upon the termination of employment of an employee. Unless otherwise indicated in the employment agreement or otherwise required by applicable law and labor orders, the employee is not entitled to severance pay in the event she or he willingly resigns. In order to fund (or partially fund as hereinafter explained) any future liability in connection with severance pay, we make payments equal to 8.33% of the employee’s salary every month, to various managers’ insurance policies or similar financial instruments.

In the event the employment agreement with an employee provides that the provisions of Section 14 of the Severance Pay Law will apply, our contributions for severance pay are in lieu of our severance liability and the employee is entitled to receive such contributions whether her or his employment is terminated by us, or she or he resigns. Therefore, upon fulfillment of our obligation to make a monthly contribution to the managers’ insurance policies or similar financial instruments in the amount of 8.33% of the employee’s monthly salary and of the other terms of the relevant permit with respect to this arrangement, no additional payments must later be made to the employee on account of severance pay upon termination of the employment relationship. As required by Israeli law, our employees are also provided with a contribution toward their retirement that amounts to 12.5% of wages, of which the employee contributes 6%. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration, and additional sums towards compulsory health insurance.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2023, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(4)	3,588,577	27.9%
Ran Fridrich(3)(4)	2,605,845	20.3%
Ehud Gil(5)	1,666	*
Anita Leviant(5)	4,000	*
Dr. Michael J. Anghel(5)	3,500	*
Daniel Vaknin(5)	1,583	*
Kalia Rubenbach	3,000	*
Ori Rosenzweig	3,000	*
Yehuda Saban	3,000	*
All directors and executive officers as a group	6,194,422	48.3%
__________________________________________________
* Less than one percent of the outstanding ordinary shares. See additional details below.

1.
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2023 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,852,585 ordinary shares outstanding as of March 31, 2023. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

5.
(i) Ehud Gil holds currently exercisable options to purchase 1,666 ordinary shares with expiration dates ranging from December 17, 2030 to August 1, 2031 and exercise prices per share ranging between $28.5 - $34.44, (ii) Anita Leviant holds currently exercisable options to purchase 4,000 ordinary shares with expiration dates ranging from August 1, 2028 to August 1, 2031 and exercise prices per share ranging between $8.95 - $28.5, (iii) Dr. Michael J. Anghel holds currently exercisable options to purchase 3,500 ordinary shares with an expiration dates ranging from January 24, 2029 to August 1, 2031 and exercise prices per share ranging between $8.41 - $28.5, and (iv) Daniel Vaknin holds currently exercisable options to purchase 1,583 ordinary shares with expiration dates ranging between December 30, 2030 and August 1, 2031 and exercise prices per share ranging between $28.5 - and $34.3.

Our directors currently hold, in the aggregate, options to purchase 14,749 ordinary shares. The options have a weighted average exercise price of approximately $23.43 per share and have expiration dates until 2032. During the years ended December 31, 2020, 2021 and 2022, each of Anita Leviant and Dr. Michael J. Anghel, members of our Board, was granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. Daniel Vaknin, an external director, was granted options to purchase 583 shares upon his appointment as external director and Ehud Gil, a member of our Board, was granted options to purchase 666 shares on the date of our 2020 Extraordinary Meeting (calculated based on the date of his appointment as a member of our Board) and each received additional grants of options to purchase 1,000 ordinary shares on August 1, 2021 and August 1, 2022. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 10,749 ordinary shares are currently exercisable and options to purchase 4,000 ordinary shares will become exercisable on August 1, 2023.

During 2020 and 2021, Ms. Leviant and Mr. Bignitz (our former external director) exercised options to purchase 8,000 ordinary shares and 7,583 ordinary shares, respectively.

In June 2019, we granted options to purchase 9,869 ordinary shares to Mr. Ori Rosenzweig, our Chief Investment Officer. The options vest in equal installments on an annual basis over a period of three years and have an exercise price of $11.19 per ordinary share. In October 2019, Mr. Rosenzweig exercised the vested portion of these options and in October 2022 Mr. Rosenzweig exercised the remainder of the options. In November 2021, we granted each of Kalia Rubenbach, Ori Rosenzweig and Yehuda Saban (through the consulting company owned by him) options to purchase 9,000 ordinary shares. These options vest in equal installments on an annual basis over a period of three years and have an exercise price of $29.36 per ordinary share.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2022, December 31, 2022 and March 31, 2023, there were 26,667, 26,667 and 22,667 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 31, 2023, there were options to purchase 34,645 ordinary shares outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2022, December 31, 2022 and March 31, 2023, was 547,206.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2023, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,741,299	13.5%
Clal Insurance Enterprises Holdings Ltd.(7)	1,422,498	11%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2023 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of March 31, 2023. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

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

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., and Messrs. Fridrich and Gil may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by the estate of Mr. Raphael, the estate may be deemed to own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich, Ms. Raphael and the estate of Mr. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich, Ms. Raphael and the estate of Mr. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)
Based on a Schedule 13G/A submitted on February 9, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,166,865 ordinary shares, which constitute approximately 9.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 574,434 ordinary shares, which constitute approximately 4.5% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)
Based on a Schedule 13G/A submitted on February 13, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the 1,422,498 ordinary shares reported as beneficially owned by Call consist of: (i) 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days that are beneficially held for Clal’s own account and (ii) 1,366,383 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 56,115 ordinary shares.

Significant Changes in the Ownership of Major Shareholders

On January 9, 2020, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd., or the Yelin Lapidot Reporting Persons, submitted an amendment to their Schedule 13G indicating that they beneficially own 1,168,953 ordinary shares, which at the time constituted approximately 10.2% of our outstanding ordinary shares. On February 2, 2021, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2020 they beneficially owned 1,456,332 ordinary shares, which at the time constituted approximately 11.51% of our outstanding ordinary shares. On February 7, 2022, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2021 they beneficially owned 1,735,076 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares. On February 9, 2023, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2022, they beneficially owned 1,741,299 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares.

On March 5, 2020, Clal submitted a Schedule 13G to the SEC indicating that they beneficially own 824,743 ordinary shares, which at the time constituted approximately 6.7% of our outstanding ordinary shares. On February 16, 2021, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2020 it beneficially owned 1,137,678 ordinary shares, which at the time constituted approximately 8.8% of our outstanding ordinary shares. On February 10, 2022, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2021 it beneficially owned 1,309,752 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2021), which at the time constituted approximately 10.15% of our outstanding ordinary shares. On February 13, 2023, Clal submitted an amendment to its Schedule 13G indicating that on December 31, 2022, it beneficially owned 1,422,498 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2022), which at the time constituted approximately 11.02% of our outstanding ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2023, there were 28 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 52.6% of our outstanding ordinary shares (including approximately 52.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.
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

Management Services Agreement

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

Employment of Mr. Asaf Nehama

Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, one of our controlling shareholders, has been employed by us in an analyst position since October 1, 2022. At our 2022 Shareholders Meeting, our shareholders approved, following the approvals of our Audit and Compensation Committee and Board of Directors, the following terms of employment for Mr. Asaf Nehama, effective October 1, 2022:

•
Monthly Salary – Mr. Asaf Nehama will receive a gross monthly salary of NIS 7,000 and a monthly lump sum payment for overtime in the amount of NIS 5,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 12,000, or currently approximately $3,490), the Salary).

•
Social and Ancillary Benefits – Mr. Asaf Nehama will be entitled to all social benefits and rights as required under applicable law (pension, severance pay, convalescence pay, etc.) and as customary in the Company, all based on his Salary. Mr. Asaf Nehama will be subject to the provisions of Section 14 of the Severance Pay Law, 5723-1963. Mr. Asaf Nehama will be entitled to sick leave under law and will be able to use the sick days as customary in the Company. The Company will deposit an amount equal to 7.5% of the Salary to an advanced study fund per Mr. Asaf Nehama’s selection and shall deduct from his Salary an amount equal to 2.5% of the Salary that shall be deposited in said advanced study fund as the employee’s share, as customary in the Company.

•
Vacation – Mr. Asaf Nehama will be entitled to paid vacation days as determined under the Israeli Annual Vacation Law, 1951 plus two (2) days per year (pro rata) and will be entitled to transfer from year to year up to 15 vacation days.

•
Reimbursement of Expenses – Mr. Asaf Nehama shall be entitled to reimbursement of expenses, travel expenses and meal expenses based on the policies and amounts as customary in the Company, currently travel expenses in the amount of NIS 300 per month and meal expenses in the amount of NIS 900 per month.

•
Termination of Employment – the notice period during the first six months of employment will be pursuant to the Israeli Prior Notice of Termination Law, 2001 and thereafter 30 days, as customary in the Company.

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

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the deeds of trust governing our Debentures. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past. We did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2020-2022.

The terms of the deeds of trust governing our Debentures restrict our ability to distribute dividends (for more information see “Item 4.A: History and Development of Ellomay; Recent Developments,” “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B.	Significant Changes

Except as otherwise disclosed in this Report, no significant changes have occurred since December 31, 2022.

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

Our directors generally cannot approve compensation to themselves or any members of their body without the approval of our compensation committee and our shareholders. For more details concerning the approval process of Terms of Service and Employment of office holders see “Item 6.C: Board Practices” under “Compensation Committee.” Borrowing powers exercisable by the directors are not specifically outlined in our Articles.

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

Upon recommendation by the Board, dividends may be paid, in whole or in part, by the distribution of certain of our specific assets, of our shares or debentures, or shares or debentures of any other company, or in any combination of such manners. Subject to special or restricted rights conferred upon the holders of shares as to dividends, if any, the dividends shall be distributed in accordance with our paid-up capital attributable to the shares for which the dividend has been declared. Our obligation to pay dividends or any other amount in respect of shares may be set-off against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend. Any dividend unclaimed within the period of seven years from the date stipulated for its payment shall be forfeited and returned to us, unless otherwise directed by our Board. In the event of the winding up of Ellomay, then, after satisfaction of liabilities to creditors and subject to provisions of any applicable law and to any special or restricted rights attached to a share, our assets in excess of our liabilities will be distributed among the shareholders in proportion to the paid-up capital attributable to the shares in respect of which the distribution is being made. Dividend and liquidation rights may be affected by the grant of preferential dividends or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

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

Series E Deed of Trust

For a description of the Series E Deed of Trust governing our Series E Secured Debentures, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

The descriptions of the Series E Deed of Trust is only a summary and does not purport to be complete and is qualified by reference to the convenience translation of the Series E Deed of Trust filed by us as Exhibit 4.20 under “Item 19: Exhibits.”

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. The Israeli corporate tax rate has been 23% as from January 2018.

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

Sale or Exchange of Ordinary Shares.  Subject to the discussion in “Passive Foreign Investment Company” below, a U.S. Holder of ordinary shares generally will recognize capital gain or loss upon the sale or exchange of the ordinary shares measured by the difference between the amount realized and the U.S. Holder’s tax basis in the ordinary shares. Any such capital gain will be long-term capital gain or loss if the U.S. Holder’s holding period in our ordinary shares is more than one year. Subject to the discussion in “Medicare Tax” below, tax rates for the long-term capital gain to an individual U.S. Holder will be at a maximum rate of 20%. Gain or loss will be computed separately for each block of ordinary shares sold (ordinary shares acquired separately at different times and prices). The deductibility of capital losses is restricted and generally may only be used to reduce capital gains to the extent thereof. However, individual taxpayers generally may deduct annually $3,000 of capital losses in excess of their capital gains.

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

We hold cash and cash equivalents, marketable securities, short term deposits and restricted cash in various currencies, including euro and NIS. Our holdings in our Spanish PV Plants, in the Dutch WtE Plants and in the Talasol PV Plant are denominated in euro and our holdings in the Talmei Yosef PV Plant, in Dori Energy and in the Manara PSP are denominated in NIS. The financing we have in connection with our Spanish PV Plants, the Dutch WtE Plants and the Talasol PV Plant is denominated in euro and the financing we have in connection with our Spanish PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and are to be repaid (principal and interest) in NIS.

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

In order to manage the currency risk resulting from the Series C Debentures, which were denominated in NIS, we executed currency swap transactions in March 2021. We exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100 million with a euro notional principal (currency swap transactions). Such currency swap transactions qualify for hedge accounting. . On August 17, 2022, the currency swap was realized at an exercise price of €3,800 thousand.

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

In order to manage and limit the interest-rate risk resulting from financing secured or about to be secured from local financing institutions for our PV operations, we executed the following swap transactions as of December 31, 2022:

Interest rate swap in connection with the financing of four of our Spanish indirect wholly-owned subsidiaries- A €17.6 million interest swap transaction for a period of 18 years, payable semi-annually commencing on March 12, 2019, whereby we are the fixed rate payer (the fixed rate is set at 3%).

In January 2022, following the financial closing of the New Talasol Financing, we closed an interest rate swap transaction that was executed in connection with the Previous Talasol Financing, which included a variable interest rate mechanism.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, our management used the criteria in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2022, our internal control over financial reporting is effective based on those criteria.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C: Principal Accountant Fees and Services

Fees paid to the Independent Registered Public Accounting Firm

Somekh Chaikin, a member firm of KPMG International, independent registered public accounting firm, located in Tel Aviv, Israel, PCAOB ID 1057, serves as our principal independent registered public accounting firm since December 2011.

The following table sets forth, for each of the years indicated, the aggregate fees paid for professional audit services and other services rendered by Somekh Chaikin and other KPMG member firms.

	2022	2021
	(Euro in thousands)
Audit Fees(1)	460	443
Audit-Related Fees(2)	-	21
Tax Fees(3)	70	59

Total	530	523
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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

ITEM 16I: Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-106 of this report.

In accordance with Rule 3-09 of Regulation S-X, the audited financial statements of Dorad Energy Ltd. for the year ended December 31, 2022 will be filed by amendment to this Annual Report on Form 20-F.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Directors and Officers Compensation Policy, adopted on August 12, 2021(6)
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(7)
4.7
Investment Agreement, among U. Dori Group Ltd., U. Dori Energy Infrastructures Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.) and Ellomay Clean Energy Ltd., dated November 25, 2010 (summary of Hebrew version)(8)*

4.8
Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd., dated November 25, 2010 (summary of Hebrew version)(8)*

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*

Number	Description
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)(11)*
4.14	Talasol Lease Agreements (summary of Spanish versions)(4)*
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019, as amended on June 6, 2022 (translation of Hebrew version) (12)*
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)(13)*
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)(13)*
4.18
Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(14)

4.19	Manara Lease and Development Agreements (summary of Hebrew version)(6)*
4.20	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated January 30, 2023 (translation of Hebrew version)*
4.21	Italian Subsidiaries’ Lease Agreements (summary of Italian version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Label Linkbase Document
101.PRE**	XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.
(7)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated June 8, 2022 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(14)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.
By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 7, 2023

Ellomay Capital Ltd. and its Subsidiaries

Ellomay Capital Ltd. and its Subsidiaries Consolidated Financial Statements As at December 31, 2022

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements as at December 31, 2022

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ellomay Capital Ltd.
Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three‑year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2022 have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 3B of the notes to the consolidated financial statements.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment assessment of three biogas plants in the Netherlands

As discussed in Notes 3F and 6D.1 to the consolidated financial statements, non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. During 2022, the Company assessed the value in use of three cash generating biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2022. The examination was conducted based on projected discounted cash flows, which included key assumptions related to forecasted prices of feedstock and discount rate.

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

April 7, 2023

F - 4

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,
		2022	2021	2022
	Note	€ in thousands		Convenience translation into US$in thousands (Note 3B)
Assets
Current assets:
Cash and cash equivalents	4	46,458	41,229	49,547
Marketable securities	5	2,836	1,946	3,025
Short term deposits	5	-	28,410	-
Restricted cash	5	900	1,000	960
Receivable from concession project	6D3	1,799	1,784	1,919
Trade and other receivables	7	12,682	9,487	13,525
		64,675	83,856	68,976
Non-current assets
Investment in equity accounted investee	6A	30,029	34,029	32,026
Advances on account of investments	6C	2,328	1,554	2,483
Receivable from concession project	6D3	24,795	26,909	26,444
Fixed assets	8	365,756	*340,897	390,077
Right-of-use asset	14	30,020	23,367	32,016
Intangible asset	6D3	4,094	4,762	4,366
Restricted cash and deposits	5	20,192	15,630	21,535
Deferred tax	19	23,510	12,952	25,073
Long term receivables	7	9,270	5,388	9,886
Derivatives	21	1,488	2,635	1,587
		511,482	468,123	545,493

Total assets		576,157	551,979	614,469

Liabilities and Equity
Current liabilities
Current maturities of long term bank loans	10	12,815	126,180	13,667
Current maturities of long term loans	10	10,000	16,401	10,665
Current maturities of debentures	12	18,714	19,806	19,958
Trade payables		4,504	2,904	4,803
Other payables	9	11,207	20,806	11,952
Current maturities of derivatives	21	33,183	14,783	35,390
Current maturities of lease liabilities	14	745	4,329	795
		91,168	205,209	97,230
Non-current liabilities
Long-term lease liabilities	14	22,005	15,800	23,468
Long-term loans	11	229,466	39,093	244,725
Other long-term bank loans	11	21,582	37,221	23,017
Debentures	12	91,714	117,493	97,813
Deferred tax	19	6,770	*9,044	7,220
Other long-term liabilities	13	2,021	3,905	2,155
Derivatives	21	28,354	10,107	30,239
		401,912	232,663	428,637
Total liabilities		493,080	437,872	525,867
Equity
Share capital	16	25,613	25,605	27,316
Share premium		86,038	85,883	91,759
Treasury shares		(1,736)	(1,736)	(1,851)
Transaction reserve with non-controlling Interests		5,697	5,697	6,076
Reserves		(12,632)	7,288	(13,472)
Accumulated deficit		(7,256)	*(6,899)	(7,738)
Total equity attributed to shareholders of the Company		95,724	115,838	102,090
Non-Controlling Interest		(12,647)	*(1,731)	(13,488)
Total equity		83,077	114,107	88,602
Total liabilities and equity		576,157	551,979	614,469

* Restated following application of an amendment to IAS 16 - see Note 2C.

The accompanying notes are an integral part of the consolidated financial statements.

F - 5

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2022	2021	2020	2022
	Note	€ in thousands (except per share data)			Convenience translation into US$in thousands (Note 3B)

Revenues	18A	53,360	*45,721	9,645	56,908
Operating expenses	18B	(24,089)	*(17,590)	(4,951)	(25,691)
Depreciation and amortization expenses	18B	(16,092)	*(15,116)	(2,975)	(17,162)
Gross profit		13,179	13,015	1,719	14,055
Project development costs	6C	(3,784)	(2,508)	(3,491)	(4,036)
General and administrative expenses	18C	(5,892)	(5,661)	(4,512)	(6,284)
Share of profits of equity accounted investee	6A	1,206	117	1,525	1,286
Other income (expenses), net		-	-	2,100	-
Operating profit (loss)		4,709	4,963	(2,659)	5,021
Financing income	18D	9,565	2,931	2,134	10,201
Financing income (expenses) in connection with derivatives, net	18D	605	(841)	1,094	645
Financing expenses		(12,636)	(28,974)	(6,862)	(13,477)
Financing expenses, net		(2,466)	(26,884)	(3,634)	(2,631)
Profit (loss) before taxes on income		2,243	(21,921)	(6,293)	2,390
Tax benefit (taxes on income)	19	(2,103)	*2,281	125	(2,243)
Profit (loss) for the year		140	(19,640)	(6,168)	147
Profit (loss) attributable to:
Owners of the Company		(357)	*(15,090)	(4,627)	(381)
Non-controlling interests		497	*(4,550)	(1,541)	528
Profit (loss) for the year		140	(19,640)	(6,168)	147
Other comprehensive income (loss) items
that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(7,829)	12,284	(482)	(8,350)
Effective portion of change in fair value of cash flow hedges, net of tax		(28,283)	(13,429)	2,210	(30,163)
Net change in fair value of cash flow hedges transferred to profit or loss		821	(3,353)	555	876
Total other comprehensive income (loss), net of tax		(35,291)	(4,498)	2,283	(37,637)
Total other comprehensive income (loss) attributable to:
Owners of the Company		(19,920)	3,124	881	(21,244)
Non-controlling interests		(15,371)	(7,622)	1,402	(16,393)
Total other comprehensive income (loss)		(35,291)	(4,498)	2,283	(37,637)

Total comprehensive loss for the year		(35,151)	(24,138)	(3,885)	(37,490)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		(20,277)	(11,966)	(3,746)	(21,625)
Non-controlling interests		(14,874)	(12,172)	(139)	(15,865)
Total comprehensive income (loss) for the year		(35,151)	(24,138)	(3,885)	(37,490)

Earnings (loss) per share
Basic earnings (loss) per share	20	(0.03)	(1.18)	(0.38)	(0.03)
Diluted earnings (loss) per share	20	(0.03)	(1.18)	(0.38)	(0.03)

* Restated following application of an amendment to IAS 16 - see Note 2C.

The accompanying notes are an integral part of the consolidated financial statements.

F - 6

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to shareholders of the Company								Non- controlling interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total
	€ in thousands

Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive loss for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive loss for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127

Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

F - 7

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company								Non- controlling interests	Total Equity
	Share capital	Share premium	Retained earnings (accumulated deficit)	Treasury shares	Translation reserve from foreign operations	Hedging reserve	Transaction reserve with non- controlling interests	Total
	€ in thousands

Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Loss for the year	-	-	*(15,090)	-	-	-	-	(15,090)	(4,550)	(19,640)
Other comprehensive profit (loss) for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

Balance as at January 1, 2020	21,998	64,160	12,818	(1,736)	4,356	(1073)	6106	106,629	937	107,566
Loss for the year	-	-	(4,627)	-	-	-	-	(4,627)	(1,541)	(6,168)
Other comprehensive profit (loss) for the year	-	-	-	-	(533)	1,414	-	881	1402	2,283
Total comprehensive income (loss) for the year	-	-	(4,627)	-	(533)	1,414	-	(3,746)	(139)	(3,885)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	3,084	18,191	-	-	-	-	-	21,275	-	21,275
Options exercise	20	-	-	-	-	-	-	20	-	20
Share-based payments	-	50	-	-	-	-	-	50	-	50
Balance as at December 31, 2020	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026

* Restated following application of an amendment to IAS 16 - see Note 2C.

F - 8

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company								Non- controlling interests	Total Equity
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from Foreign operations	Hedging reserve	Transaction reserve with non-controlling interests	Total
	US$ in thousands
	Convenience translation into US$ (exchange rate as at December 31, 2022: euro 1 = US$ 1.066)

Balance as at January 1, 2022	27,307	91,594	(7,357)	(1,851)	16,386	(8,614)	6,076	123,541	(1,844)	121,697
Profit (loss) for the year	-	-	(381)	-	-	-	-	(381)	528	147
Other comprehensive loss for the year	-	-	-	-	(7,887)	(13,357)	-	(21,244)	(16,393)	(37,637)
Total comprehensive loss for the year	-	-	(381)	-	(7,887)	(13,357)	-	(21,625)	(15,865)	(37,490)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	4,221	4,221
Options exercise	9	30	-	-	-	-	-	39	-	39
Share-based payments	-	135	-	-	-	-	-	135	-	135

Balance as at December 31, 2022	27,316	91,759	(7,738)	(1,851)	8,499	(21,971)	6,076	102,090	(13,488)	88,602

The accompanying notes are an integral part of the consolidated financial statements.

F - 9

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2022	2021	2020	2022
	€ in thousands			Convenience translation into US$in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	140	*(19,640)	(6,168)	147

Adjustments for:

Financing expenses, net	2,466	26,884	3,634	2,631
Profit from settlement of derivatives contract	-	(407)	-	-
Depreciation and amortization	16,092	*15,116	2,975	17,162
Share-based payment transactions	127	63	50	135
Share of profits of equity accounted investees	(1,206)	(117)	(1,525)	(1,286)
Payment of interest on loan from an equity accounted investee	-	859	582	-
Change in trade receivables and other receivables	724	(1,883)	(3,868)	772
Change in other assets	(209)	(545)	179	(223)
Change in receivables from concessions project	(521)	1,580	1,426	(556)
Change in trade payables	1,697	154	190	1,810
Change in other payables	3,807	2,380	(1,226)	4,060
Income tax expense (tax benefit)	2,103	*(2,281)	(125)	2,243
Income taxes paid	(6,337)	(94)	(119)	(6,758)
Interest received	1,896	1,844	2,075	2,022
Interest paid	(9,459)	(7,801)	(3,906)	(10,088)
	11,180	35,752	342	11,924

Net cash provided by (used in) operating activities	11,320	16,112	(5,826)	12,071

* Restated following application of an amendment to IAS 16 - see Note 2C.

The accompanying notes are an integral part of the consolidated financial statements.

F - 10

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	For the year ended December 31,
	2022	2021	2020	2022
	€ in thousands			Convenience translation into US$in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(48,610)	(80,885)	(128,420)	(51,842)
Acquisition of subsidiary, net of cash acquired	-	-	(7,464)	-
Repayment of loan to an equity accounted investee	149	1,400	1,978	159
Loan to an equity accounted investee	(128)	(335)	(181)	(137)
Advances on account of investments	(774)	-	(1,554)	(825)
Proceeds from marketable securities	-	-	1,800	-
Acquisition of marketable securities	(1,062)	(112)	(1,481)	(1,133)
Investment in settlement of derivatives, net	(528)	(976)	-	(563)
Proceed from (investment in) restricted cash, net	(4,873)	(5,990)	23,092	(5,197)
Proceeds from (investment in) short term deposit	27,645	(18,599)	(1,323)	29,483
Compensation as per agreement with A.R.Z. Electricity Ltd.	-	-	1,418	-

Net cash used in investing activities	(28,181)	(105,497)	(112,135)	(30,055)

Cash flows from financing activities:

Sale of shares in subsidiaries to non-controlling interests	-	1,400	-	-
Proceeds from options	36	49	20	38
Cost associated with long term loans	(9,988)	(2,796)	(734)	(10,652)
Payment of principal of lease liabilities	(5,703)	(4,803)	-	(6,082)
Proceeds from long-term loans	215,170	32,947	111,357	229,478
Repayment of long-term loans	(153,751)	(18,905)	(3,959)	(163,975)
Repayment of Debentures	(19,764)	(30,730)	(26,923)	(21,078)
Repayment of SWAP instrument associated with long term loans	(3,290)	-	-	(3,509)
Proceed from settlement of derivatives, net	3,800	-	-	4,053
Issue of ordinary shares	-	-	21,275	-
Proceeds from issue of convertible debentures	-	15,571	-	-
Proceeds from issuance of Debentures, net	-	57,717	38,057	-
Proceeds from issuance / exercise of warrants	-	3,746	2,544	-
Net cash provided by financing activities	26,510	54,196	141,637	28,273

Effect of exchange rate fluctuations on cash and
cash equivalents	(4,420)	9,573	(1,340)	(4,713)

Increase (decrease) in cash and cash equivalents	5,229	(25,616)	22,336	5,576
Cash and cash equivalents at the beginning of year	41,229	66,845	44,509	43,971

Cash and cash equivalents at the end of the year	46,458	41,229	66,845	49,547

The accompanying notes are an integral part of the consolidated financial statements.

F - 11

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 1 - General

A.
Ellomay Capital Ltd. (hereinafter - the “Company”), is an Israeli Company operating in the business of renewable energy and a power generator and developer of renewable energy and power projects in Europe and Israel. As of December 31, 2022, the Company owns seven photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) connected to their respective national grids and operating as follows: (i) five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 Mega Watt (“MW”), (ii) 51% of Talasol, which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (hereinafter - the “Talasol PV Plant”) and (iii) one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. In addition, the Company indirectly owns: (i) 9.375% of Dorad Energy Ltd. (hereinafter - “Dorad”), (ii) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy, (iii) Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW and 18 MW respectively, in the Lazio Region, Italy that have reached “ready to build” status, in the Lazio Region, Italy, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter (“Nm3”) per year, respectively, and (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (hereinafter - the “Manara PSP”). The Company also develops PV projects in Italy, Spain and Israel.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

B.	Definitions:

In these financial statements:

Consolidated companies/subsidiaries - Companies, including partnerships, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company.

Investee companies - Subsidiaries and companies, including partnerships, the Company's investment in which is stated, directly or indirectly, on the equity basis.

Related party - Within its meaning in IAS 24 (2009), “Related Party Disclosures”.

Interested parties - Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

Unless otherwise noted, all references to “€,” “euro” or “EUR” are to the legal currency of the European Union, all references to “USD,” “US dollar,” “dollars” and “$” are to United States dollars, and all references to “NIS” are to New Israeli Shekels.

Other than as specifically noted, all amounts translated into euro were translated based on the exchange rate as of December 31, 2022.

F - 12

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 1 - General (cont’d)

C.	Effects of the military conflict between Russia and Ukraine:

The military conflict between Russia and Ukraine impacted European and other markets and caused delays in supply and shortages in supply, including natural gas supply. Since the commencement of the military conflict between Russia and Ukraine and the gas shortage caused by such conflict, the electricity prices in the European markets have significantly increased. The military conflict in Ukraine also caused shortages in certain raw materials and an increase in delivery prices, impacting the Company’s biogas operations in the Netherlands. The supply of raw materials has since been renewed. In connection with the increases in electricity prices that commenced prior to the military conflict between Russia and Ukraine but were enhanced significantly since the commencement of the conflict, the Spanish government implemented RDL 17/2021 that establishes the reduction, currently in effect until December 31, 2023, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The extent to which the military conflict between Russia and Ukraine impacts the business of the Company will depend on future developments, which are highly uncertain and cannot be predicted.

Note 2 - Basis of Preparation

A.	Basis of preparation of the financial statements

1.
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The operating cycle of the Company is one year.

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on April 7, 2023.

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

F - 13

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 2 - Basis of Preparation (cont’d)

A.	Basis of preparation of the financial statements (cont’d)

4.	Basis of measurement - The consolidated financial statements have been prepared on the historical cost basis, except for the following:

(i)	Investment in investee accounted for using the equity method;

(ii)	Marketable securities;

(iii)	Deferred tax assets and liabilities;

(iv)	Financial instruments measured at fair value through other comprehensive income;

(v)	Derivative financial instruments and other receivables measured at fair value through profit or loss; and

(vi)	Provisions.

B.	Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions regarding circumstances and events that involve considerable uncertainty, that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate.

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

F - 14

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 2 - Basis of Preparation (cont’d)

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

•	Note 15, on share-based payments; and

•	Note 21, on financial instruments.

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

C.	Adjustment in connection with the retrospective application

Amendment to IAS 16, Property, Plant and Equipment (“the Amendment”) -

The Amendment annuls the requirement by which in the calculation of costs directly attributable to fixed assets, the net proceeds from selling certain items that were produced while the Company tested the functioning of the asset should be deducted (such as samples that were produced when testing the equipment). Instead, such proceeds shall be recognized in profit or loss and the cost of the sold items will be measured according to the measurement requirements of IAS 2, Inventories.

The Amendment is applied retrospectively, including an amendment of comparative data, only with respect to fixed asset items that have been brought to the location and condition required for them to operate in the manner intended by management subsequent to the earliest reporting period presented at the date of initial application of the Amendment.

The cumulative effect of the Amendment was included in the opening balance of accumulated deficit for the earliest reporting period presented.

F - 15

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 2 - Basis of Preparation (cont’d)

C.	Classification following the application for the first time (cont’d)

As a result of applying the Amendment the Company recognized an increase in the balance of fixed assets against a corresponding decrease in accumulated deficit and the deferred tax in 2021. Please see the tables below:

	December 31, 2021
	€ in thousands
	As previously reported	Application effect IAS16- Amendment	As reported in these financial statements

Fixed assets	340,065	832	340,897
Deferred tax	8,836	208	9,044
Accumulated deficit	(7,217)	318	(6,899)
Non-controlling interest	(2,037)	306	(1,731)

Revenues	44,783	938	45,721
Operating expenses	(17,524)	(66)	(17,590)
Depreciation and amortization expenses	(15,076)	(40)	(15,116)
Tax benefit (Taxes on income)	2,489	(208)	2,281
Profit (loss) attributable to:
Owners of the Company	(15,408)	318	(15,090)
Non-controlling interests	(4,856)	306	(4,550)

Basic loss per share	(1.20)	0.02	(1.18)
Diluted loss per share	(1.20)	0.02	(1.18)

D.	Initial application of new standards, amendments to standards and interpretations

1.	Amendment to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Costs of Fulfilling a Contract (“the Amendment”)

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

The Amendment is applied retrospectively as from January 1, 2022, in respect of contracts where the entity has not yet fulfilled all its obligations. Upon application of the Amendment, the Company adjusted the opening balance of accumulated deficit at the date of initial application, by the amount of the cumulative effect of the Amendment and did not restate comparative data.

Application of the Amendment did not have a material effect on the financial statements.

F - 16

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 2 - Basis of Preparation (cont’d)

D.	Initial application of new standards, amendments to standards and interpretations (cont’d)

2.	Amendment to IFRS 3, Business Combinations (“the Amendment”)

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

Note 3 - Significant Accounting Policies

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

Associates are those entities in which the Company has significant influence, but not control or joint control, over the financial and operating policies. There is a rebuttable presumption that significant influence exists when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account. Joint ventures are joint arrangements in which the Company has rights to the net assets of the arrangement.

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

F - 17

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

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

F - 18

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

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

F - 19

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

B.	Functional and presentation currency (cont’d)

Foreign currency transactions-

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

F - 20

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

B.	Functional and presentation currency (cont’d)

Presentation Currency-

For the convenience of the reader, the reported euro figures as of December 31, 2022 and for the year then ended, are also presented in dollars, translated at the representative rate of exchange as of December 31, 2022 (euro 1.066 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Classification of financial assets into categories and the accounting treatment of each category

Financial assets are classified at initial recognition to one of the following measurement categories: amortized cost; fair value through other comprehensive income - investments in debt instruments; fair value through other comprehensive income - investments in equity instruments; or fair value through profit or loss.

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

F - 21

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

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

F - 22

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

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

Transaction costs directly attributable to an expected issuance of an instrument that will be classified as a financial liability are recognized as an asset in the framework of deferred expenses in the statement of financial position. These transaction costs are deducted from the financial liability upon its initial recognition or are amortized as financing expenses in the statement of income when the issuance is no longer expected to occur.

Derecognition of financial liabilities

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

F - 23

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

In addition to the aforesaid quantitative criterion, the Company examines, inter alia, whether there have also been changes in various economic parameters inherent in the exchanged debt instruments, therefore, as a rule, exchanges of consumer price index (“CPI”) -linked debt instruments with unlinked instruments are considered exchanges with substantially different terms even if they do not meet the aforementioned quantitative criterion.

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

Notes to the Consolidated Financial Statements as at December 31, 2022

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

Notes to the Consolidated Financial Statements as at December 31, 2022

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

F - 26

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(6)	Share capital (cont’d)

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

F - 27

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

D.	Fixed assets (cont’d)

2.	Depreciation (cont’d)

The estimated useful life of the project licenses of photovoltaic plants that are carried at cost is 20-25 years for the Company’s Spanish subsidiaries. The estimated useful life of the project licenses of the Company’s Netherlands anaerobic digestion plants that are carried at cost is 13 years. The fixed assets residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

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

Investments in associates

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

F - 28

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

F.	Impairment (cont’d)

Investments in associates (cont’d)

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

Certain of the Company’s directors and employees receive remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with directors and employees is measured at the fair value of the equity instruments at the date on which they are granted. The fair value is determined by using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the instruments were granted, additional details are included in Note 17.

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

Notes to the Consolidated Financial Statements as at December 31, 2022

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

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

J.	Leases (cont’d)

Leased assets and lease liabilities

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

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

•	Lands	20-40 years
•	Machinery equipment	1-4 years

F - 31

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

(b)	The Company can identify the rights of each party in relation to the services that will be transferred;

(c)	The Company can identify the payment terms for the services that will be transferred;

(d)	The contract has a commercial substance (i.e., the risk, timing and amount of the entity’s future cash flows are expected to change as a result of the contract);

and

(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the services transferred to the customer, will be collected.

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

Notes to the Consolidated Financial Statements as at December 31, 2022

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

F - 33

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

L.	Income tax

Income tax consists of current tax and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

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

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

M.	Earnings (loss) per share

The Company presents basic and diluted earnings per share (“EPS”) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for treasury shares. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders of the Company and the weighted average number of ordinary shares outstanding, after adjustment for treasury shares, for the effects of all dilutive potential ordinary shares, which comprise share options granted to directors and employees.

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

In the statements of cash flows, interest received and interest paid are presented as part of cash flows from operating activities. Financing costs that were capitalized to qualifying assets are presented as part of cash flows from investment activities.

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

F - 35

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

P.	New standards, amendments to standards and interpretations not yet adopted

(1)	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants (“the Amendment”)

The Amendment, together with the subsequent amendment to IAS 1 (see below) replaces certain requirements for classifying liabilities as current or non-current.

According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

According to a subsequent amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the subsequent amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment and subsequent amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The Amendment and subsequent amendment are applicable retrospectively, including an amendment to comparative data.

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

(2)	Amendment to IAS 1, Presentation of Financial Statements: Disclosure of Accounting Policies. (“the Amendment”)

According to the Amendment, companies must provide disclosure of their material accounting policies rather than their significant accounting policies. Pursuant to the Amendment, accounting policy information is material if, when considered with other information disclosed in the financial statements, it can be reasonably be expected to influence decisions that the users of the financial statements make on the basis of those financial statements.

The Amendment also clarifies that accounting policy information is expected to be material if, without it, the users of the financial statements would be unable to understand other material information in the financial statements. The Amendment also clarifies that immaterial accounting policy information need not be disclosed.

The Amendment is applicable for reporting periods beginning on or after January 1, 2023. The Company is examining the effects of the Amendment on the financial statements and estimates no effects on the financial statements.

(3)	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“the Amendment”)

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

P.	New standards, amendments to standards and interpretations not yet adopted (cont'd)

(3)	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“the Amendment”) (cont’d)

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

The Company is examining the effects of the amendment on the financial statements.

F - 36

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 4 - Cash and Cash Equivalents

	December 31
	2022	2021
	€ in thousands
Cash	14,768	31,771
On call deposits	31,690	9,458
Cash and cash equivalents	46,458	41,229

Cash and cash equivalents in the statement of cash flows	46,458	41,229

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2022	2021
	€ in thousands
Marketable securities (1)	2,836	1,946

Short-term deposits	-	28,410

Short-term restricted cash	900	1,000

Restricted cash and bank deposits, long-term (2)	20,192	15,630

(1)	The Company invested in a traded corporate bond with a coupon rate of 3.255% and in a traded US treasury bill with a coupon rate of 1.375%.

(2)
Deposits used to secure obligations towards the Israeli Electricity Authority for the license for the pumped-storage project in the Manara Cliff in Israel and to secure obligations under loan agreements (see Note 11).

F - 37

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

U. Dori Energy Infrastructures Ltd. (“Dori Energy”)–

Since November 2010, the Company, through its subsidiaries, holds 50% of U. Dori Energy Infrastructures Ltd. (“Dori Energy”). Dori Energy that holds 18.75% of the share capital of Dorad Energy Ltd. (“Dorad”), which owns an approximate 860 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”).

The investment in Dori Energy is accounted for under the equity method.

On May 12, 2014, Dorad was issued production licenses for 20 years and a supply license for one year and, on May 19, 2014, Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long term supply license that will expire on May 11, 2034.

As of December 31, 2022, the outstanding shareholders’ loans provided to Dori Energy by us and Amos Luzon Entrepreneurship and Energy Group Ltd., the other shareholder of Dori Energy (the “Luzon Group”) amount to approximately NIS 66,933 thousand (the Company’s portion is approximately NIS 33,467 thousand). Dori Energy and its shareholders entered into loan agreements and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 46,933 thousand of the shareholders loans (the Company’s portion is approximately NIS 23,467 thousand) to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Dori Energy, with the remaining balance of shareholder’s loans (NIS 20,000 thousand, of which the Company’s portion is NIS 10,000 thousand), linked to the Israeli Consumer Price Index (“Israeli CPI”) and bearing an annual interest equal to the interest payable on Dorad’s senior debt (5.1% as of December 31, 2022) plus 3%, with a repayment date of December 31, 2023. The shareholder loan agreement provides that early repayment is permitted, without a penalty.

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

As of December 31, 2022, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, NOGA - electricity system management and Israel Natural Gas Lines Ltd. Total performance guarantees provided by Dorad amounted to approximately NIS 146,000 thousand (approximately €38,900 thousand). The Company’s indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 13,700 thousand (approximately €3,650 thousand).

F - 38

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Dorad’s revenues and operating expenses are affected by the average production component. On December 23, 2019, the Israeli Electricity Authority published a decision regarding “Annual Electricity Rate Update 2020,” which, among other things, averaged a 7.9% decrease in the production component from January 1, 2020 to the end of 2020. On December 27, 2020, the Israeli Electricity Authority published a decision regarding “2021 Annual Update to the Electricity Rate,” which, among other things, provided for a decrease of approximately 5.7% in the average production component commencing January 1, 2021 and throughout 2021. On January 31, 2022, the Israeli Electricity Authority published a decision regarding “Electricity Rates for Customers of IEC in 2022” which provided for an increase in the average production component of approximately 13.6% commencing from February 1, 2022 that remained in effect through the end of 2022. On April 12, 2022, the Israeli Electricity Authority published a decision, which became effective on May 1, 2022, regarding an annual update to the 2022 electricity tariff pursuant to which, among other things, the production component increased by approximately 9.4% compared to the 2021 tariff. On July 28, 2022, the Israeli Electricity Authority published a decision titled “Annual Electricity Rate Update 2022,” which, among other things, provided for an increase in the average production component of approximately 24.3% compared to 2021, applicable from August 1, 2022, that will remain in effect through the end of 2022. On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023.

On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which will remain in effect through the end of 2023.

In August 2019, the Israeli Electricity Authority published a proposed resolution that is subject to a public hearing concerning an amendment to the standards governing deviations from consumption plans. These regulations set the calculation mechanism in the event the actual consumer consumption is different than the consumption plan submitted by the electricity manufacturers and include a mechanism protecting the manufacturers from random deviations in actual consumption volumes. The Israeli Electricity Authority proposed revoking the protections included in the aforementioned standards, claiming that the manufacturers are misusing the protections and regularly submit plans and forecasts that deviate from the actual expected consumption, and also seeks to impose financial sanctions on the manufacturers, which may be in material amounts upon the occurrence of certain deviation events. On January 27, 2020, the Israeli Electricity Authority issued a resolution amending the standards and imposing financial sanctions in cases of certain extraordinary events that may add up to significant sums. The resolution entered into effect as of September 1, 2020. Dorad is preparing to reduce the implications of the resolution and the implementation of the resolution does not have a material effect on the financial results of Dorad.

F - 39

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

On November 22, 2020, the Israeli Electric Company (“IEC”) filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. At this point, based on the advice of legal counsel, Dorad informed the Company that it cannot estimate the outcome of this legal proceeding.

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Dori Energy

On July 16, 2015, Dori Energy and Dori Energy’s representative on Dorad’s board of directors at the time, Mr. Hemi Raphael, filed a petition (the “Petition”), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed originally against Zorlu Enerji Elektrik Uretim A.S(“Zorlu”), which holds 25% of Dorad , Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, and thereafter amended to add Mr. Ori Edelsburg (a director in Dorad) and affiliated companies.

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

In April 2017, the defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Dori Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech (together, the “Edelsburg Group”) filed a third-party notice against Dori Energy claiming for breaches by Dori Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

F - 40

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. The evidentiary hearings were scheduled during March-June 2020 and commencing August 2020. Due to the COVID-19 crisis, several evidentiary hearings scheduled during the period commencing March 2020 were cancelled. Evidentiary hearings were held during June, August, September, October and November 2020 and during February and March 2021 and the parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. The parties filed several motions in connection with the discovery process, the evidentiary hearings and expert opinions. Additional evidentiary hearings were held in March-May 2021. On May 19, 2022, summaries were submitted and during June and July 2022 several hearings were held to complete the oral arguments. On January 17, 2023, the parties submitted their claims regarding legal fees and expenses in connection with the proceedings under arbitration. The arbitrator informed the parties that he will issue an arbitration award in the first quarter of 2023 and on March 13, 2023 informed the parties that he will issue an arbitration award during the second quarter of 2023.

F - 41

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Dori Energy (cont’d)

Dorad estimates (after consulting with legal counsel), that at this stage it is not yet possible to assess the outcome of the proceeding.

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom, which holds 18.75% of Dorad, filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy LP, Luzon Group, Dori Energy and Dorad following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services.

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

Dorad estimates (after consulting with legal counsel) that it is more likely than not that the Edelcom Petition will be rejected.

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

Notes to the Consolidated Financial Statements as at December 31, 2022

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

On June 28, 2021, the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad’s management will continue to examine the feasibility of the “Dorad 2 Project” and its implications and bring its decisions to the board’s approval. Dorad’s board of directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Dori Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad board of directors – a resolution which Dori Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended.

F - 43

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

U. Dori Energy Infrastructures Ltd. (“Dori Energy”) (cont’d)–

Composition of the investments

	December 31
	2022	2021
	€ in thousands

Investment in shares	30,756	26,371
Long-term loans	2,665	8,495
Deferred interest	(727)	(837)
	32,694	34,029

Current maturities	(2,665)	-

Investment in equity accounted investee	30,029	34,029

Changes in investments

	2022	2021
	€ in thousands
Changes in equity and loans:
Balance as at January 1	34,029	32,234
Long term loans extended	128	335
Repayment of long term loans	(149)	(2,259)
Reevaluation in connection with long term loans	(270)	(22)
The Company’s share of income	1,206	117
Foreign currency translation adjustments	(2,250)	3,624
Conversion to short term loan	(2,665)	-
Balance as at December 31	30,029	34,029

F - 44

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

A.	Equity accounted investees (cont'd)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non-current	Total	Current	Non-current	Total	attributable to the owners of the	Company’s	Surplus costs and	Other	Carrying amount of
	ownership	assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	adjustments	investment
	%	€ in thousands
2022
Dori Energy	50	72	63,722	63,794	(5,329)	-	(5,329)	58,464	29,232	1,927	(404)	30,756

2021
Dori Energy	50	239	64,181	64,420	(125)	(15,871)	(15,996)	48,424	24,212	2,569	(410)	26,371

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other adjustments	Company’s share of income of investee
	%	€ in thousands
2022
Dori Energy	50	(61)	(31)	1,475	(238)	1,206

2021
Dori Energy	50	(602)	(301)	878	(459)	118

F - 45

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont'd)

B.	Pumped Storage Projects

Pumped-storage project in the Manara Cliff in Israel -

On November 3, 2014, Ellomay Manara (2014) Ltd., the Company’s indirectly wholly-owned subsidiary (“Ellomay Manara”), consummated the acquisition of 75% of the rights in Agira Sheuva Electra, L.P. (the “Partnership”), as well as 75% of the holdings in Chashgal Elyon Ltd., which is the general partner in the Partnership (the “GP”), from Electra Ltd. (“Electra”), Ortam Sahar Engineering Ltd. (“Ortam”) and the Galilee Development Cooperative Ltd., an Israeli cooperative (“Galilee”). The remaining 25% of the holdings in the Partnership and in the GP are held by Sheva Mizrakot Ltd., an Israeli private company (“Sheva Mizrakot”). The Company and Ellomay Manara did not pay any consideration upon the acquisition and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. On the same date, Ellomay Manara acquired Ortam’s holdings (50%) in the engineering, procurement, and construction contractor of the aforementioned project (the “EPC”) and immediately transferred such holdings to a subsidiary of Electra, which, following such transfer, now holds 100% of the EPC. According to the various agreements executed in connection with the Manara Pumped Storage Project (“PSP”), the Company and Ellomay Manara are jointly and severally liable to all the monetary obligations under these agreements.

In December 2018, the Company executed a settlement agreement (the “A.R.Z. Settlement Agreement”) with A.R.Z., an Israeli private company that at the time held 33.33% of Sheva Mizrakot. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. and Mr. Raanan Aloni against the Company and its affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance that was closed in February 2021, and based on the A.R.Z. Settlement Agreement, A.R.Z. was required to provide its indirect share of the equity investment and shareholders’ financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., the Company’s wholly owned subsidiary that holds 75% of Ellomay PS, gained control over A.R.Z.’s holdings in Sheva Mizrakot (33%) and, as a result, the Company’s indirect holdings in the Manara PSP increased from 75% to 83.333% in January 2021.

As of December 31, 2022, the Company paid an amount of approximately NIS 13,544 thousand (approximately €3,849 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts, which in the aggregate are not expected to exceed an amount of approximately NIS 14,900 thousand (approximately €4,000 thousand).

Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), the Company’s subsidiary, initially received a conditional license for the Manara PSP from the Israeli Minister of Energy (the “Minister”) for the construction of a pumped storage plant in the Manara Cliff with a capacity of 340 MW (the “Prior Conditional License”).

On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License issued to Ellomay PS from 340 MW to 156 MW. The reduced capacity is based on the remaining quota for pumped storage projects in Israel as determined by the Israeli Government and implemented by the Israeli Electricity Authority, which is currently 800 MW, after deducting the capacity already allocated to two projects that were at the time in more advanced stages than the Manara PSP.

F - 46

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020, because Ellomay PS did not reach financial closing by such date as was required under the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage facility with a capacity of 156 MW. In June 2020, the Israeli Minister of Energy issued a new conditional license for the Manara PSP (the “Conditional License”), following the retraction of the Prior Conditional License, which permits Ellomay PS to construct the Manara PSP. The Conditional License included several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license.

The Conditional License is valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including financial closing, provision of guarantees and construction of the pumped storage hydro power plant). According to applicable law, the 72 months validity period may be extended for additional periods of 12 months each if required and subject to the Minister’s approval at such time. Such extension may result in forfeiture of the license guarantee which value currently amounts to approximately $1,700 thousand but is expected to be reduced over time upon fulfillment of certain interim project milestones.

In December 2020, Ellomay PS received a land levy assessment from the Israel Land Authority (“ILA”), in connection with the Manara PSP and paid approximately NIS 66,700 thousand including VAT (approximately €16,980 thousand according to the exchange rate then prevailing) in consideration for the ILA’s consent to the sublease of the land on which the Manara PSP will be constructed. The amount paid includes an amount of approximately NIS 9,900 thousand (approximately €2,520 thousand according to the exchange rate then prevailing), excluding VAT, for royalties related to excess ground removal to the ILA. In 2022, Ellomay PS received from the ILA (net of additional payments made to the ILA in connection with such royalties) a refund in connection with a reassessment of the quantities of excess ground in the various sites. The aggregate refund amounted to approximately NIS 3 million (approximately €0.8 million).

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

Manara PSP Project Finance

On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of approximately NIS 1.27 billion (approximately €0.338 billion based on the euro/NIS exchange rate as of December 31, 2022). This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”).

F - 47

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Manara PSP Project Finance (cont’d)

As of December 31, 2022, the Manara PSP Project Finance (including reevaluation linkage) amounts to approximately NIS 1.3 billion (approximately €0.346 billion).

The commitments of the shareholders to provide such financing, as well as their standby equity commitments, are also linked to the Project Index in the same manner and timing as the long-term facilities, as further described in Note 11). As of December 31, 2022, the financing commitments of the owners of Manara PSP amounted to approximately NIS 364,000 thousand (approximately €97,000 thousand), of which approximately NIS 353 million (approximately €94.1 million) were injected prior to the balance sheet date and approximately NIS 11 million were injected in March 2023 on account of linkage to the Project Index as described in Note 11.

Such financing provided, including reevaluation linkage to actual indexes similar to the PSP projected cost as of December 31, 2022, amounted to approximately NIS 364 million (approximately €97 million).

Ellomay and Ampa Investments Ltd. (“Ampa”), which indirectly owns 16.667% of Ellomay PS, provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12,500 thousand (approximately €3,331 thousand), pro rata to their holdings in the Manara PSP.

This standby equity guarantee is linked to the Israeli CPI and adjusted to the Project Index in the same manner and timing as the long term facilities, as described in Note 11. As of December 31, 2022, the standby equity guarantee, including linkage, amounts to NIS 12,900 thousand (approximately €3,437 thousand). Ellomay and Ampa also provided corporate guarantees in an amount similar to the amount of the standby equity guarantee.

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 37 million (approximately €9.6 million).

Manara PSP EPC Agreement

In February 2021, Ellomay PS executed the EPC agreement for the construction of the Manara PSP (the “Manara PSP EPC Agreement”), under a “turnkey” contract with Electra Infrastructure Ltd. (“Electra Infrastructure”), one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.13 billion (approximately €300 million). The majority of this amount is linked to the actual change in the Israel Residential Construction Index (“IRC”). A small portion of the price is denominated in Euros. Under the Manara PSP EPC Agreement, Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, was nominated as the main subcontractor that will provide the electro-mechanical equipment to the Manara PSP.

F - 48

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Manara PSP O&M Agreement

Simultaneously with the execution of the Manara PSP EPC Agreement, Ellomay PS also executed an O&M agreement (the “Manara PSP O&M Agreement”), with Mekorot Israel National Water Co. (“Mekorot”), the Israeli national water company (which is fully owned by the Israeli Government), Voith Hydro and Verbund Hydro, one of the largest hydroelectric companies in Europe with extensive expertise in the operation of hydroelectric power plants (collectively, the “Manara PSP O&M Contractors”). The Manara PSP O&M Agreement provides that the Manara PSP O&M Contractors will be involved in the construction process through a mobilization period of 48 months and that O&M services will be provided for a twenty-year period, during which Mekorot, Voith Hydro and Verbund will provide O&M services for the initial three years of commercial operation, and Mekorot providing O&M services exclusively for the remaining 17 year period.

Notice to commence the construction works was issued to Electra Infrastructure in April 2021. The Construction period of the Manara PSP is expected to be 62.5 months.

Commencing the fourth quarter of 2020, as it was probable that the Company will enjoy future economic benefits in connection with the Manara PSP, expenses in connection with the Manara PSP are capitalized as assets. As at December 31, 2022, €102,472 thousand were capitalized as assets.

C.	Development of PV Projects in Italy

First Framework Agreement

In November 2019, Ellomay Luxembourg executed a Framework Agreement (the “First Framework Agreement”), with an established and experienced European developer and contractor. Pursuant to the First Framework Agreement, the developer will scout and develop photovoltaic greenfield projects in Italy with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. The First Framework Agreement provides that each project will be presented to Ellomay Luxembourg when it becomes “ready to build” (“RtB”). Thereafter, if Ellomay Luxembourg accepts the project, the developer is obligated to transfer to Ellomay Luxembourg 100% of the share capital of the entity that holds the rights to the project. With respect to each project, subject to the conditions set forth in the First Framework Agreement, Ellomay Luxembourg will enter into engineering, procurement and construction, (“EPC), and O&M contracts with the developer to construct and operate the projects.

The First Framework Agreement provides that when the first project under the First Framework Agreement achieves the positive environmental impact assessment, the parties will negotiate the terms of a model lump-sum, turnkey EPC contract and O&M contract that will be executed with the developer in connection with all projects acquired under the First Framework Agreement.

In connection with the execution of the First Framework Agreement, during 2020 Ellomay Luxembourg paid the developer advance payments in the aggregate amount of approximately €1,554 thousand. In the event the target aggregate capacity is not achieved within a three-year period or in the event a project does not reach (“RtB”) status, the advance payment will be proportionately refunded.

F - 49

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

C.	Development of PV Projects in Italy (cont’d)

Second Framework Agreement

In December 2019, Ellomay Luxembourg executed an additional Framework Agreement (the “Second Framework Agreement”), with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a forty-one month period. The Second Framework Agreement provides that the developer will offer all projects identified during the term of the Second Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches the RtB status.

The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a RtB. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a RtB status.

Currently development is progressing as planned. In April 2021, the Second Framework Agreement was amended and the target of reaching an aggregate RtB authorized capacity of at least 265 MW was increased to 365 MW.

In February 2022, EPC agreements were entered with respect to the first two projects with an aggregate capacity of approximately 20 MW, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, which are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy. These two projects are currently in advances construction stages.

In addition, during the year ended December 31, 2022, additional project companies with an aggregate capacity of approximately 120 MW reached Ready to Build (“RtB”) status. The Company capitalizes expenses in connection with such projects once RtB status is reached.

Composition of Advances on account of investments

	December 31
	2022	2021
	€ in thousands
On account of development of PV projects in Italy	2,328	1,554

F - 50

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries -

1.	Biogas Plants in the Netherlands

The Company owns three Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion)) projects in the Netherlands.

Groen Goor Anaerobic Digestion Project- Groen Gas Goor B.V. (“Groen Goor”), a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands (the “Groen Goor Plant”). The Groen Goor Plant commenced operations in November 2017.

Groen Gas Oude-Tonge Anaerobic Digestion Project- Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude-Tonge, the Netherlands (the “Oude-Tonge Plant”). The Oude-Tonge Plant commenced operations in June 2018.

Groen Gas Gelderland Anaerobic Digestion Project -
On December 1, 2020, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg, acquired all issued and outstanding shares of Groen Gas Gelderland B.V. (“. (“GG Gelderland”) a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 7.5 million Nm3 per year, in Gelderland, the Netherlands The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Assessment of value in use
During 2022, the Company assessed the value in use of its Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2022. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.2%. The examination concluded that the value in use of the plants is higher than the carrying value of the plants and therefore there is no need for an impairment provision. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including, increases in the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, technical malfunctions and other circumstances that influence the operation of the plants.

F - 51

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain

The Talasol PV Plant —

The Company, through one of its subsidiaries, owns 51% of the share capital of Talasol Solar S.L.U (“Talasol”), which owns a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain. The purchase price originally paid by the Company during 2017 for 100% of Talasol’s shares was €10 million.

The construction cost of the Talasol PV Plant based on the engineering, procurement & construction agreement entered into by Talsol and METKA EGN Limited (“METKA EGN”) was €192.5 million. The works under this agreement includes also a 400 kV step-up substation, the high voltage interconnection line to the point of connection to the grid and performance of two years of O&M services.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol PV Plant for a period of 10 years (the “Talasol PPA”) whose accounting treatment is according to cash flow hedge.

The power produced by the Talasol PV Plant is sold by Talasol in the open market for the current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The Talasol PPA became effective in March 2019.

In December 2018, Talasol entered into a set of agreements governing the procurement of financing in the aggregate amount of approximately €177,000 thousand (the “Talasol Previous Financing”) and financial closing was reached on April 30, 2019 (see Note 11).

On April 17, 2019, the Company, through its wholly owned subsidiary Ellomay Luxembourg, executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement (the “Talasol SPA”), with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (together, the “Talasol Partners”), pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol. The Talasol SPA further provides that the Company will assign to the Talasol Partners, in equal parts, 49% of its rights and obligations under the agreements executed in connection with the project finance obtained for the Talasol PV Plant. The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol PV Plant’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate (PAC) under the EPC agreement of the Talasol PV Plant. Following the achievement of PAC on January 27, 2021, the deferred payment amount of €1.4 million was received by Ellomay Luxembourg.

F - 52

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d)

The Talasol PV Plant (cont’d) -

As the Company directs the operations of Talasol and the rights granted to the Talasol Partners are minority protective rights, these changes in the Company’s ownership interest in Talasol did not result in loss of control and were accounted for as equity transactions. The Company therefore recognized in equity an amount of approximately €6.1 million, less associated expenses in the amount of approximately €0.7 million on the date of the Talasol SPA.

The Talasol PV Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020.

In December 2021, Talasol entered into a New Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol New Facilities Agreement”). Financial closing of the Talasol New Facilities Agreement was achieved in January 2022 (see Note 11).

The uses of the Talasol New Financing amount were as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the Talasol PPA provider (the “Talasol PPA Security Fund”) (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a special dividend to Talasol’s shareholders in an amount of approximately €31 million.

The Ellomay Solar Project —

Ellomay Solar S.L.U. (“Ellomay Solar”), wholly owned by Ellomay Luxembourg, owns a photovoltaic plant with an installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar PV Plant”). On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar PV Plant (the “EPC Agreement”) with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit. The EPC Agreement provides a fixed and lump-sum amount of €15.82 million, for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar PV Plant and the ancillary facilities for injecting power into the grid and performance of two years of O&M services.

In June 24, 2022, the Ellomay Solar PV Plant was connected to the electricity grid and commenced production of electricity.

F - 53

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

3.	PV Projects in Spain (cont’d)

Regulatory update –

The Spanish Royal Decree-Law 17/2021 of September 14, 2021, (“RDL 17/2021”), entered into force on September 16, 2021, established the reduction, initially until March 31, 2022, of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. This reduction and payments are recorded as part of the operating expenses of the relevant facilities. RDL 17/2021 does not apply to the portion of the revenues produced by facilities that is subject to a fixed price (physical or financial) power purchase agreement (“PPA”) either: (i) entered before September 16, 2021, or (ii) entered into on or after September 16, 2021 if the PPA term is more than one year and the fixed price is equal to or less than 67 €/MWh. Therefore, it does not apply to the portion of the revenues of the Talasol PV Plant that is subject to the Talasol PPA (as hereinafter defined). RDL 17/2021 was extended several times and is currently in effect until December 31, 2023. Producers likely to be affected by the reduction are required to submit to REE a responsible statement and supporting documentation on the energy covered by contracting instruments. The Talasol PV Plant is affected by this measure (with respect to the portion of its revenues that is not covered by the Talasol PPA) and has submitted the required statement and documentation every month since the entry into force of RD 17/2021.

3.	Israeli Service Concession project

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

Talmei Yosef entered into a service concession agreement with the IEC for the construction of a PV plant in Talmei Yosef. In November 2013, the construction of the PV plant was completed, and the PV plant was connected to the grid. Under the terms of the agreement with the IEC, Talmei Yosef operates the PV plant for a period of 20 years as from November 15, 2013. The IEC provides the Company a guaranteed tariff for the electricity produced of NIS 0.9631 per KWp linked to the Israeli CPI as of October 2011. The service concession agreement does not contain a renewal option.

In accordance with IFRIC 12, the portion of the consideration received from the IEC that reflects the Company’s right to charge for services it provides in connection with the operation of the Talmei Yosef PV Plant, is classified as an intangible asset. The intangible asset was recorded at the acquisition in the amount of €5,505 thousand that will be amortized until the end of the service concession agreement with the IEC with Talmei Yosef.

Asset from concession project
€ in thousands
Balance as at December 31, 2022	26,594
Less current maturities	1,799
Non current asset from concession project	24,795

F - 54

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 7 - Trade and Other Receivables and Assets

	December 31
	2022	2021
	€ in thousands
Current Assets - Trade and Other receivables:
Government authorities	3,752	1,602
Income receivable	1,062	3,794
Interest receivable	125	3
Advance tax payment	566	76
Trade receivable	420	598
Inventory	1,201	640
Intangible asset from green certificates	585	-
Derivatives (see Note 21)	273	639
Prepaid expenses and other	2,033	2,135
Current Maturities of loans given to an equity accounted investee	2,665	-
	12,682	9,487
Non-current Assets - Long term receivables:
Prepaid expenses associated with long term loans	8,417	4,787
Annual rent deposits	290	33
Loans to others	546	568
Other	17	-
	9,270	5,388

F - 55

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 8 - Fixed assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2022	251,027	78,892	35,192	190	365,301
Additions	15,036	29,124	1,163	33	45,356
Effect of changes in exchange rates	(1)	(5,544)	-	1	(5,544)
Balance as at December 31, 2022	266,062	102,472	36,355	224	405,113

Balance as at January 1, 2021	223,626	16,607	34,107	180	274,520
Additions	27,401	(*)59,488	1,085	8	87,982
Effect of changes in exchange rates	-	(*)2,797	-	2	2,799
Balance as at December 31, 2021	251,027	78,892	35,192	190	365,301

Depreciation
Balance as at January 1, 2022	17,297	-	6,952	155	24,404
Depreciation for the year	12,233	-	2,700	21	14,954
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at December 31, 2022	29,530	-	9,652	175	39,357

Balance as at January 1, 2021	6,286	-	4,002	137	10,425
Depreciation for the year	11,011	-	2,950	16	13,977
Effect of changes in exchange rates	-	-	-	2	2
Balance as at December 31, 2021	17,297	-	6,952	155	24,404

Carrying amounts
As at January 1, 2021	217,340	16,607	30,105	43	264,095
As at December 31, 2021	233,730	78,892	28,240	35	340,897
As at December 31, 2022	236,532	102,472	26,703	49	365,756

* Restated following application of an amendment to IAS 16 - see Note 2C.

F - 56

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 8 - Fixed assets (cont’d)

Investment in Photovoltaic Plants

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2022:

PV Plant Title	Original nominal capacity	Connection to grid/Other status	Cost included in the book value as at December 31, 2022
			€ in thousands
“Ellomay Spain – Rinconada II”	2.275 MWP	June 2010	5,509
“Rodríguez I”	1.675 MWP	November 2011	3,662
“Rodríguez II”	2.691 MWP	November 2011	6,631
“Fuente Librilla”	1.248 MWP	June 2011	3,212
“Talasol”	300 MWP	January 2021	219,934
“Ellomay Solar”	28 MWP	July 2022	18,074
“Solar Italy One”	14.8 MWP	Under construction	3,215
“Solar Italy Two”	4.95 MWP	Under construction	1,012
“Solar Italy Four”	15.6 MWP	Ready to Build status	304
“Solar Italy Five”	87.2 MWP	Ready to Build status	3,811
“Solar Italy Ten”	18 MWP	Ready to Build status	698

On June 24, 2022, the Ellomay Solar PV Plant was connected to the electricity grid and commenced production of electricity. Depreciation started upon commencement of production.

In addition, the Company indirectly owns five PV Plants projects in Italy that are in Ready to Build status or constructing. As it is probable that the Company will enjoy future economic benefits in connection with: (i) the Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects since May 2022, (ii) the Ellomay Solar Italy Four SRL and Ellomay Solar Italy Five SRL projects since July 2022 and (iii) the Ellomay Solar Italy Ten SRL project since December 2022, expenses in connection with these projects are capitalized as assets (see Note 6C) commencing these dates.

Investment in Biogas Plants

In connection with the Company’s three biogas plants (see Note 6D1), the Company recorded as of December 31, 2022, fixed assets at an aggregate value of approximately €36,355 thousand, in accordance with actual costs incurred.

Depreciation with respect to the biogas plants is calculated using the straight-line method over 12 years commencing from the connection to the national grid that represent the estimated period of the subsidy. As the electricity and gas prices in the European markets have significantly increased and the sale of gas during 2023 will be without the use of the subsidy, the Company extended the depreciation in the Biogas Plants for another year in accordance with its ability to demand the subsidy for another year and enjoy future economic benefits. The effect of the change in depreciation period is immaterial. During the year ended December 31, 2022, the Company recorded depreciation expenses with respect to its biogas plants in the Netherlands of approximately €2,700 thousand.

Investment in Pumped Storage Project

Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP(see Note 6B), expenses in connection with the Manara PSP are capitalized as assets.

Capitalized borrowing costs

In the reporting period borrowing costs in the amount of €5,116 thousand were capitalized to qualifying assets for the year 2022. Those expenses are mostly related to the construction of the Manara PSP.

F - 57

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 9 - Other Payables

	December 31
	2022	2021
	€ in thousands
Employees and payroll accruals	358	336
Government authorities	1,426	1,337
Forward contracts closed	-	527
Deferred revenues	1,794	2,753
Accrued expenses connected to Manara PSP	6,392	9,782
Other accrued expenses	853	5,142
Taxes on income	384	929
	11,207	20,806

Note 10 - Current maturities of long term loans

Composed as follows:

		Interest rate
	Linkage terms	2021 and 2022	December 31 2022	December 31 2021
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2 - 4.5	3,261	124,156
	-	2.58 – 3.03	7,463	-
	Consumer price index in Israel	4.65	2,091	2,024
			12,815	126,180

		Interest rate
	Linkage terms	2021 and 2022	December 31 2022	December 31 2021
		%	€ in thousands
Current maturities of other long term loans	EURIBOR	5.27	10,000	16,401
			10,000	16,401

F - 58

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans

A.	Loans details

Composed as follows:

		Interest rate
	Linkage terms	2021 and 2022	December 31 2022	December 31 2021
		%	€ in thousands
Bank loans	EURIBOR	2-4.5	23,918	147,446
	-	2.58 – 3.03	164,212	-
	Bank of Israel interest rate	4.35-6.35	2,986	-
	Consumer price index in Israel	2.75-4.65	51,165	17,827
			242,281	165,273
Current maturities			12,815	126,180

Long-term loans			229,466	39,093

		Interest rate
	Linkage terms	2021 and 2022	December 31 2022	December 31 2021
		%	€ in thousands
Other long term loans	EURIBOR	5.27	23,247	45,949
	Consumer price index in Israel	3-7	8,335	7,673
			31,582	53,622
Current maturities			10,000	16,401

Other long-term loans			21,582	37,221

Israel - Ellomay PS Loans

1.
The Company’s 83.333% owned Israeli subsidiary promoting the Manara PSP, Ellomay PS, entered into a loan agreement with the owner of the remaining 16.667% of its outstanding shares (“Ampa”). The unpaid balance (principal and interest) of the loan is split into 2 separate loans, an interest-bearing loan at an annual rate of 7% linked to the consumer price index (senior international debt), and a mezzanine loan (an internationally inferior debt) bearing an annual interest rate of 5%. The maturity date of this loan starts from December 31, 2027. As of December 31, 2022, the amount of the loan is €7,538 thousand.

F - 59

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

2.
On February 11, 2021, the Manara PSP Project Finance achieved financial closing. The Manara PSP Project Finance facilities are provided by a consortium of Israeli banks and institutional investors, arranged, and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance long term facilities were in the aggregate amount of approximately NIS 1.27 billion (approximately €338 million). This aggregate amount represents the real (non-indexed) value of the Long Term Facilities as of the date of Financial Closing. Such amount, as well as the standby facilities, is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”), on a yearly basis during the first 4 years of construction, and thereafter semi-annually until construction end. According to the linkage mechanism set out in the loan agreements, the amount of the Long Term Facilities is linked to the Project Index.

Such linkage is performed once a year in March during the first 4 years of construction, and thereafter semi-annually until construction end. In March 2022 the Long Term Facilities were increased as a result of the rise in the Project Index by approximately NIS 40 million (approximately €10.6 million). A similar increase was carried out in March 2023 in the amount of approximately NIS 63 million (approximately €16.8 million).

The Manara PSP Project Finance facilities includes two Long Term Facilities: (i) a Senior Secured A Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the drawn loan, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Date of the Project which proceeds the Commercial Operation Date of the Project. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the Commercial Operation Date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the Construction Period and a spread of 3.90% per-annum from the Actual Completion Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the Commercial Operation Date under the Base Case Financial Model. and the Manara PSP Project Finance also includes standby facilities (Tranche A and Tranche B).

The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 64 million (approximately €17.1 million).

Prior to the first drawdown of funds under the Long Term Facilities, the company requested a waiver in connection with certain conditions precedent required for such drawdown, such that instead of maintaining a projected average debt service cover ratio (“PROJECTED ADSCR”) and LLCR as required in the loan agreements of 1.35:1.00 for the Senior Secured Tranche, the projected ratio was 1.34:1.00. In addition, considering the Subordinated Secured B Tranche, the company requested that instead of maintaining a projected average debt service coverage ratio and LLCR as defined under the loan agreements of 1.23:1.00, the ratio would be 1.24:1.00. The Lenders agreed to the request.

F - 60

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

The shareholders of Ellomay PS undertook to provide aggregate equity and shareholder’s loans financing to the project of NIS 353 million (approximately €94.1 million), pro rata to their holdings in the Manara PSP. The commitment of the owners to provide such financing as well as their standby equity commitments are also linked to the Project Index in the same manner and timing as the Long Term Facilities, as described above. Alongside to the rise in the amount of the Long Term Facilities as a result of the rise of the Project Index, additional shareholders’ loans were provided by the shareholders pro rata to their respective holdings in the Project. In March 2022 and March 2023, such additional amounts were approximately NIS 11.5 million (approximately €3.2 million) and approximately NIS 17.5 million (approximately €4.7 million), respectively.

The Manara PSP Project Finance includes mandatory cash sweeps upon certain cover ratio and other events with respect to the Senior Secured Tranche, cash sweep payments in connection with the Subordinated Secured Tranche as mentioned above and other lender protection mechanisms.

In addition, the Manara PSP Project Finance agreement permits the owners of the Manara PSP to drawdown a developers’ fee on the Actual Completion Date (as such term is defined in the Manara PSP Project loan agreements) of the Manara PSP, subject to availability of funding in the Standby Facility at the time and provided the Average ADSCR at the time is not less than a ratio of 1.28.

Ellomay and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12.5 million (approximately €3.3 million), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked monthly to the Israeli CPI and adjusted (if applicable) in the same manner and timing as the Long Term Facilities, as described above.

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 37 million (approximately €9.6 million).

On January 31, 2022, Ellomay PS fulfilled all the conditions precedent for the first drawdown of funds under the Manara PSP Project Finance Facilities and carried out such first drawdown in the amount of approximately NIS 75,000 thousand (approximately €21,000 thousand). The amount was drawn from the Senior Secured Tranche and the Subordinated Secured B Tranche pro-rata. The amount drawn from the Senior Secured Tranche was approximately NIS 69,133 thousand (approximately €19,390 thousand) at an interest rate of 2.75% during the construction period and 1.9% as from the date of commercial operation. The amount drawn from the Subordinated Secured B Tranche was approximately NIS 5,867 (approximately €1,610 thousand) at a floating interest rate based on the Bank of Israel Rate. During 2022, the Bank of Israel Rate which is the base rate for such loan increased several times. On December 31, 2022, the base rate reached 3.25%.

F - 61

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

On October 3, 2022, Ellomay PS carried out the second drawdown of funds under the Long Term Facilities in the amount of approximately NIS 66,500 thousand (approximately €18,655 thousand). This amount was drawn from the Senior Secured Tranche and the Subordinated Secured B Tranche pro-rata. The amount drawn from the Senior Secured Tranche was approximately NIS 61,290 thousand (approximately €17,194 thousand) at an interest rate of 3.96% during the construction period and 3.11% as from the date of commercial operation.

The amount drawn from the Subordinated Secured B Tranche was approximately NIS 5,210 (approximately €1,462 thousand). At the time of making the second drawdown under the Subordinated Secured B Tranche, the Bank of Israel rate was 2.00%, reflecting a total interest rate of 6.35%.

Israel - Talmei Yosef Loans

On May 16, 2012, Talmei Yosef entered into a loan agreement with Israeli consortium led by Israel Discount Bank (the “Israeli Consortium”) in connection with the financing of its PV Plant, pursuant to which Talmei Yosef received financing amounting to NIS 80,000 thousand (approximately €16,407 thousand). The loan is linked to the consumer price index and bears an annual interest of 4.65%. The interest on the loan and the principal are repaid semi-annually. The final maturity date of this loan is December 31, 2031. The interest on the loan and the principal are repaid semi-annually.

On December 24, 2014, Talmei Yosef entered into an additional loan agreement with the Israeli Consortium in connection with additional financing in the amount of NIS 25,000 thousand (approximately €5,236 thousand). The loan is linked to the consumer price index and bears an annual interest of 4.52%. The final maturity date of this loan is June 30, 2028. The interest on the loan and the principal are repaid semi-annually.

In connection with these loans, the Talmei Yosef project company provided charges on its rights in the PV Plant, notes, equity, goodwill, on all assets of the PV Plant and on future receivables from the IEC and undertook customary limitations and undertakings, including maintaining the following financial ratios: (i) upon withdrawal of funds on account of the loan framework (based on milestones), maintaining an annual Historic ADSCR (Average Debt Service Coverage Ratio), a Projected ADSCR and a Projected LLCR (loan life coverage ratio) of 1.25:1.00, (ii) upon a distribution of profits from the project company, maintaining a Historic ADSCR, a Projected ADSCR and a Projected LLCR of 1.20:1.00, and (iii) throughout the term of the loan, maintaining an annual ADSCR and a Projected ADSCR of 1.05:1.00 for the following 12 months and maintaining an LLCR of 1.08:1.00. As of December 31, 2022, the financial covenants were met.

F - 62

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans

1.
Groen Goor and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% until the end of 2021 and with a fixed interest rate of 3.45% for the next five years) and €2,090 thousand, (with a fixed interest rate of 2.5% until the end of March 2022 and with a fixed interest rate of 2.65% until the end of March 2023), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. The amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor and IPP, and (iii) all rights/claims of Groen Goor and IPP against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

2.
Groen Gas Oude-Tonge and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% the end of June 2022 and with a fixed interest rate of 3.95% for the next three years), €1,540 thousand (with a fixed interest rate of 2.9% until the end of March 2023) and €160 thousand, (with a fixed interest rate of 3.4% until the end of March 2023), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans.

In connection with the Goor Loan Agreement and the Oude Tonge Loan Agreement Ellomay Luxembourg, the Company’s wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor and Groen Gas Oude Tonge, as applicable, will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the equity (including owners loans) to total assets ratio of Groen Goor is less than 40%, (c) that in the event the equity (including owners loans) to total assets ratio of Groen Goor and Groen Gas Oude Tonge will be below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and Groen Gas Oude Tonge, as applicable, and up to a maximum of €1.2 million, and (d) that they will provide the equity required for the completion of the Goor Project (ii) provided pledges on their respective rights in connection with the shareholders loans which each provided to Groen Goor and Groen Gas Oude Tonge, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. In addition, the Company provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above. As of December 31, 2022, the financial covenants were met.

F - 63

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans (cont’d)

3.
GG Gelderland entered into a senior project finance agreement (the “Gelderland Loan Agreement”), with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) €2,453 thousand (with a fixed interest rate of 3.6% for the first five years), (b) €1,200 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and with a fixed interest rate of 3.5% until the beginning of December 2025), (c) €400 thousand (with a fixed interest rate of 3.55% until the end of January 2023 and with a fixed interest rate of 5.95% until the end of the loan period) and (d) €2,847 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and with a fixed interest rate of 3.5% until the beginning of December 2025), all for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €750 thousand with variable interest. An aggregate amount of €6,900 thousand was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above, which as of that date had an outstanding principal amount of €1,890 thousand, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payments on August 2025.

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

4.
GG Gelderland, entered into a loan agreement in the end of November 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V. (“Oost”), as a benefit created in connection with the Covid-19 pandemic. The loan is with a principal amount of €750 thousand with a fixed interest rate of 3 % per year for 3 years. The interest and the principle will be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged up to 5 years.

F - 64

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Spain - Loans

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

The regulatory value of the photovoltaic plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1. As of December 31, 2022, the financial covenants were met.

On March 12, 2019, the Subsidiaries entered into swap agreements with respect to approximately €17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%. Such swap transactions qualify for hedge accounting. See Note 21 E regarding the effect of the expected transition away from Libor and Euribor.

The documents ancillary to the Facility Agreements require that security interests be provided in connection with the following: (i) the Subsidiaries’ shares (held by Ellomay Luxembourg(, (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

F - 65

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans

1.
On April 30, 2019, the Talasol PV Plant reached financial closing in the aggregate amount of approximately €158.5 million (the “Talasol Previous Financing”). The Talasol Previous Financing consisted of several facilities including two term facilities and two revolving debt service facilities, with terms ending on September 30, 2033, with interest rates based on Euribor plus varying margins.

On April 30, 2019, Talasol entered into a swap agreement for an amount equal to at least 95% of the maximum amount of the term facilities and replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 0.9412% representing an average annual interest rate of approximately 3% on the Talasol Previous Financing.

In December 2021, Talasol entered into a New Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol New Facilities Agreement”). Financial closing of the Talasol New Facilities Agreement was achieved in January 2022. The Talasol New Facilities Agreement provides for the provision of two tranches:

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

The agreements executed in connection with the Talasol New Financing provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties, and covenants, including covenants to maintain a Historic and Forecast DSCR equal to at least 1.05x. Moreover, Talasol undertook not to make distributions in the event that: (i) the Historic and Forecast DSCR will be lower than 1.10x until the expiration date of the Talasol PPA and equal to at least 1.25x thereafter and (ii) the Loan Life Cover Ratio will be lower than 1.30x from the expiration date of the Talasol PPA and until maturity.

The Talasol New Financing documents require that security interests be provided in connection with the following: (i) Talasol’s shares (held by the Company’s wholly-owned subsidiary, Ellomay Luxembourg and the other shareholders of Talasol), (ii) pledges over credit rights under certain accounts, (iii) pledges over credit rights under certain Talasol PV Plant’s documents, (iv) pledges over credit rights under the shareholders loans, (v) security assignment of receivables in connection with the Talasol PPA, (vi) promissory equipment mortgage and (vii) mortgage on all solar modules and power inverters comprised in the project.

F - 66

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans details (cont’d)

The uses of the Talasol New Financing amount are as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the Talasol PPA provider (the “Talasol PPA Security Fund”) (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a return of intercompany loan to Talasol’s shareholders in an amount of approximately €30 million.

The Talasol PPA Security Fund will be reduced by 10% every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the Talasol PPA.

2.
On April 30, 2019, following the closing of Talasol PV Plant and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2022, the amount of the loan is €23,247 thousand.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2022	2021
	€ in thousands
Second year	13,811	7,402
Third year	15,952	7,849
Fourth year	14,759	7,623
Fifth year	16,026	6,524
Sixth year and thereafter	190,500	46,916

Long-term loans	251,048	76,314
Current maturities	22,815	142,581
	273,863	218,895

C.
In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions linked to the Euribor, the Company executed swap transactions. For more information, see Note 21.

F - 67

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 11 - Loans (cont’d)

D.	Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2022		218,895	137,299	356,194
Changes from financing activities
Repayment of debentures	12	-	(19,764)	(19,764)
Receipt of loans	11	215,170	-	215,170
Repayment of loans	11	(153,751)	-	(153,751)
Accrued interest	11	2,488	-	2,488
Linkage	11	2,029	-	2,029
Transaction costs related to borrowings		(3,861)	779	(3,082)
Issuance of capital note to non-controlling interest		(3,958)	-	(3,958)
Total net financing liabilities		277,012	118,314	395,326

Effect of changes in foreign exchange rates		(3,149)	(7,886)	(11,035)
Balance as at December 31, 2022		273,863	110,428	384,291

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2021		198,169	82,724	280,893
Changes from financing activities
Proceeds from issue of debentures	12	-	71,398	71,398
Repayment of Debentures	12	-	(30,730)	(30,730)
Receipt of loans	11	32,947	-	32,947
Repayment of loans	11	(27,587)	-	(27,587)
Accrued interest	11	2,598	-	2,598
Transaction costs related to borrowings		9,978	567	10,545
Total net financing liabilities		216,105	123,959	340,064

Effect of changes in foreign exchange rates		2,790	13,340	16,130

Balance as at December 31, 2021		218,895	137,299	356,194

F - 68

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2022		December 31, 2021
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	111,911	110,428	139,664	137,299
Less current maturities	19,078	18,714	20,342	19,806
Total long-term debentures	92,833	91,714	119,322	117,493

B.	Debentures - Details

Series C Debentures

On July 25, 2019, the Company issued Series C Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89,065 thousand (approximately €22,690 thousand based on the Euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 89,065 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87,600 thousand (approximately €22,317 thousand based on the Euro/NIS exchange rate at that time).

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture and a of Series 1 Options (see Note 16A). The Company issued an aggregate principal amount of NIS 154,000 thousand (approximately €38,500 thousand based on the Euro/NIS exchange rate at that time) of Series C Debentures and 385,000 Series 1 Options. The gross proceeds from the offering were NIS 164,200 thousand (approximately €41,100 thousand based on the Euro/NIS exchange rate at that time) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162,400 thousand (approximately €40,300 thousand based on the Euro/NIS exchange rate at that time).

On February 23, 2021, the Company issued additional Series C Debentures in a public offering in Israel in an aggregate principal amount of NIS 100,939 thousand (approximately €25,442 thousand based on the Euro/NIS exchange rate at that time). The gross proceeds from the offering were NIS 102,400 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 101,500 thousand (approximately €25,534 thousand based on the Euro/NIS exchange rate at that time).

In October 2021, the Company issued additional Series C Debentures in an aggregate principal amount of NIS 120,000 thousand (approximately €32,100 thousand based on the Euro/NIS exchange rate at that time) to Israeli classified investors in a private placement for an aggregate gross consideration of approximately NIS 121,600 thousand (approximately €32,529 thousand based on the Euro/NIS exchange rate at that time), reflecting a price of NIS 1.0135 per NIS 1 principal amount.

In order to manage the currency risk resulting from the Series C Debentures, which are denominated in NIS, the Company executed currency swap transactions in March 2021. The Company exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100,000 thousand with a euro notional principal. Such currency swap transactions qualify for hedge accounting. On August 17, 2022, the currency swap was realized at an exercise price of €3,800 thousand.

F - 69

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 12 - Debentures (cont’d)

B.	Debentures - Details (cont'd)

Series C Debentures (cont’d)

The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal shall be paid, on June 30 of each of the years 2022 and 2023, 15% of the principal shall be paid and on June 30 of each of the years 2024 and 2025, 30% of the principal shall be paid. The Series C Debentures originally bore a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive).

On June 6, 2022, the holders of Series C Debentures approved an amendment to the Series C Deed of Trust, which provides for certain revisions to the financial covenants and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

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

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

1.
the Company’s Adjusted Balance Sheet Equity (as such term is defined in the Series C Deet of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 for purposes of the update of the annual interest provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of the Company’s subsidiaries (together, the “Series C Net Financial Debt”), to (b) the Company’s Series C Adjusted Balance Sheet Equity, on a consolidated basis, plus the Net Financial Debt (the “Series C CAP, Net” and the “Series C Ratio of Net Financial Debt to Series C CAP, Net,” respectively), shall not exceed the rate of 67.5% for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

F - 70

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 12 - Debentures (cont’d)

B.	Debentures - Details (cont'd)

Series C Debentures (cont’d)

3.
The ratio of (a) the Series C Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters (the “Series C Adjusted EBITDA” and the “Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA,” respectively), shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

The Series C Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company’s shareholders, provided that: (a) the Company will not distribute more than 75% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series C Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series C Adjusted Balance Sheet Equity not lower than €70 million, (ii) Series C Ratio of Net Financial Debt to Series C CAP, Net not to exceed 60%, and (iii) Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA, shall not be higher than 8, and not to make distributions if the Company do not meet all of its material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2022, the financial covenants were met.

Series D Convertible Debentures

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,627 thousand based on the Euro/NIS exchange rate at that time). The principal amount of the Series D Convertible Debentures is repayable in one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021, through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. The Series D Convertible Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,577 thousand based on the Euro/NIS exchange rate at that time). Of the total proceeds, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2022, the amount of the liability was €315 thousand.

F - 71

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 12 - Debentures (cont’d)

B.	Debentures - Details (cont'd)

Series D Convertible Debentures (cont’d)

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

1.
The Company Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the update of the annual interest provision;

2.
The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series D Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series D Net Financial Debt”), to (b) The Series D Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series D Net Financial Debt (the “Series D CAP, Net” and the “Series D Ratio of Net Financial Debt to Series D CAP, Net,” respectively), shall not exceed the rate of 68% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the updated of the annual interest provision; and

3.
The ratio of (a) the Series D Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from its operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters (the “Series D Adjusted EBITDA” and the “Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA,” respectively), shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

F - 72

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 12 - Debentures (cont’d)

B.	Debentures - Details (cont'd)

Series D Convertible Debentures (cont’d)

The Series D Deed of Trust includes similar conditions to the Company ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company shareholders as are included in the Series C Deed of Trust and set forth above. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series D Adjusted Balance Sheet Equity not lower than €85 million, (ii) Series D Ratio of Series D Net Financial Debt to Series D CAP, Net not to exceed 60%, and (iii) Series D Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company do not meet all of the Company material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2022, the financial covenants were met.

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2022	2021
	€ in thousands
Second year	37,779	19,824
Third year	37,792	40,195
Fourth year	16,143	40,263
Fifth year	-	17,211

Long-term debentures	91,714	117,493
Current maturities	18,714	19,806
	110,428	137,299

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2022	2021
	€ in thousands
Warrants Liability (refer to Note 16)	329	2,196
Other liabilities (see note 6B)	1,626	1,665
Liabilities for employees benefits	66	44

	2,021	3,905

F - 73

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 14 - Leases

Leases in which the Company is the lessee

The Company has lease agreements with respect to the following items:

1.	Lands; and

2.	Machinery equipment.

1.	Information regarding material lease agreements

Ellomay PS leases land in Israel from private lessors for a period of 24 years and 11 months, on which the Manara PSP is constructed. The contractual period of the aforesaid lease agreements ends in July 2046. Ellomay PS will pay capitalized rents in the total amount of NIS 28,800 thousand (approximately €7.7 thousand) to the private lessors, not including VAT. The discounted rent is linked to the consumer price index and constitutes an advance payment for the entire rental period. In addition, Ellomay PS will pay a regular quarterly rent of approximately NIS 165 thousand per quarter, not including VAT. The quarterly rent will increase by 2% every 3 years and is linked to the consumer price index in Israel. A lease liability in the amount of €10,629 thousand and right-of-use asset in the amount of €10,629 thousand have been recognized in the statement of financial position in April 2021 in respect of leases of land. A total amount of €7,858 thousand was paid to the lessors during 2021 and 2022.

2.	Information regarding material lease agreements entered into during the period

Ellomay Solar Italy One SRL, Ellomay Solar Italy Two SRL, Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL and Ellomay Solar Italy Ten SRL leases land in Italy from private lessors for a period of 31 years. The contractual period of the aforesaid lease agreements ends between March 2053 until December 2053. They will pay a regular annual rent of approximately €512 thousand, not including VAT and capitalized rents in the total amount of €1,325 thousand. The yearly rent is linked to the consumer price index in Italy. A lease liability in the amount of €8,861 thousand and right-of-use asset in the amount of €8,861 thousand have been recognized in 2022 in respect of leases of land.

3.	Right-of-use assets

	Gelderland	Italy	Spain	Talasol	Talmei Yosef	Pumped storage	Total
	€ in thousands

Balance as at January 1, 2022	170	-	2,755	7,587	1,503	11,352	23,367
lease agreements entered into during the period	-	8,861	-	-	-	-	8,861
Depreciation for the year	(124)	(128)	(120)	(404)	(117)	(473)	(1,366)
Other	-	-	(321)	-	36	228	(57)
Effect of changes in exchange rates	-	-	-	-	(91)	(694)	(785)
Balance as at December 31, 2022	46	8,733	2,314	7,183	1,331	10,413	30,020

F - 74

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 14 - Leases (cont’d)

3.	Right-of-use assets (cont’d)

	Gelderland	Spain	Talasol	Talmei Yosef	Pumped storage	Total
	€ in thousands

Balance as at January 1, 2021	355	2,874	12,517	1,463	-	17,209
Lease agreements entered into during the period	-	-	-	-	10,629	10,629
Depreciation for the year	(185)	(119)	(404)	(110)	(213)	(1,031)
Other	-	-	(4,526)	(18)	48	(4,496)
Effect of changes in exchange rates	-	-	-	168	888	1,056
Balance as at December 31, 2021	170	2,755	7,587	1,503	11,352	23,367

4.	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2022
€ in thousands
Less than one year	745
One to five years	3,168
More than five years	18,837

Total	22,750

Current maturities of lease liability	745

Long-term lease liability	22,005

5.	Additional information on leases

(a)	Amounts recognized in profit or loss

	2022	2021	2020
	€ in thousands
Depreciation on right-of-use asset	*743	774	320
Interest expenses on lease liability	370	367	494

* The rest of the depreciation is capitalized to fixed asset.

(b)	Short-term leases

As mentioned in Note 3J regarding significant accounting policies, the Company accounts for short-term leases and leases of low-value assets as expense on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space in the amount of approximately €275 thousand.

F - 75

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

At the annual shareholders meeting held on August 12, 2021, the Company’s shareholders approved, following the approval by the Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021 (the “Management Agreement”), which provides, among other things, for the payment of NIS 1,386 thousand, (approximately €369 thousand) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as the Company Chairman of the Board in no less than a 77% position and the payment of NIS 1,800 million (approximately €480 thousand) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich (“Keystone”) (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as the Company Chief Executive Officer in a full-time position.

Pursuant to the Management Agreement, Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist the Company in all aspects of the management of the Company and advise as required from time to time by us, including provision of Chairman, CEO and Board services as detailed above. The Management Agreement is valid until June 30, 2024 or until its earlier termination in accordance with its terms.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company’s chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company's Board of Directors.

B.	Compensation to key management personnel and interested parties (including directors)

Certain directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by, or provide consulting services to, the Company:

	Year ended December 31
	2022		2021		2020
	Number of		Number of		Number of
	People	Amount	People	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Short-term employee
Benefits	3	994	3	763	3	880
Post-employment
Benefits	2	72	2	61	2	62
Share-based payments	3	69	3	68	1	-

F - 76

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 15 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

Compensation to directors (excluding compensation paid under the Management Agreement):

	Year ended December 31
	2022		2021		2020
	Number of		Number of		Number of
	people	Amount	people	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to directors not employed by the Company	4	90	4	72	3	63
Share-based payments	4	36	4	10	3	34

C.	Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2022	2021	2022	2021	2020
	%		€ thousands
Dori Energy	8.1 (*)	NIS+ Israeli CPI	2,665	8,495	1,398	821	620

(*)	See Note 6A regarding the conversion of approximately NIS 46,933 thousand of the shareholders loans (of which the Company’s portion is approximately NIS 23,467 thousand) to capital notes.

Note 16 - Equity

A.	Composition of share capital

	December 31, 2022			December 31, 2021			December 31, 2020
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares
of NIS 10.00 par value each	17,000,000	13,110,631	(1)	17,000,000	12,849,295	(1)	17,000,000	12,652,094	(1)

(1)
Net of 258,046 Ordinary shares held as treasury shares as of December 31, 2022, 2021 and 2020, all of which have been purchased according to share buyback programs that were authorized the Company's Board of Directors.

F - 77

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 16 - Equity (cont’d)

A.	Composition of share capital (cont'd)

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture (see Note 12B) with an aggregate principal amount of NIS 154 million (approximately €38.5 million based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms and 385,000 Series 1 Options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (approximately €37.5 based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms). Of the total proceeds of the offering, an amount NIS 8,891 thousand (approximately €2,224 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with these options. As of December 31, 2022, the amount of the liability was €315 thousand.

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €16,956 thousand based on the Euro/NIS exchange rate at that time) (see Note 12B). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. Of the total proceeds of the offering, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2022, the amount of the liability was €14 thousand.

During 2022 and 2021 several of the Company board members and employees exercised options to purchase 3,290 and 18,451 ordinary shares, respectively.

B.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.
2.
Commencing August 22, 2011, the Company’s ordinary shares have been listed on the NYSE American (formerly the NYSE MKT and the NYSE Amex). On October 27, 2013, the Company's ordinary shares were also listed for trading on the Tel Aviv Stock Exchange in Israel.

C.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

D.	Capital management in the Company

The Company’s capital management objectives are:

1.	To preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company’s business activity.

3.	To maintain healthy capital ratios in order to support business activity and maximize shareholders value.

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2022	2021	2020
	€ thousand
Expenses arising from share-based payment transactions	127	63	50

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the share options plans during 2022, 2021 or 2020. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

F - 78

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 17 - Share-Based Payment (cont'd)

A.	Expenses recognized in the financial statements (cont'd)

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2022	2021	2020
Dividend yield	0%	0%	0%
Expected volatility	0.405	0.433	0.427
Risk-free interest	2.9%	0.48%	0.11%
Expected life (in years)	2-3	2-3	2-3

All options granted during 2022, 2021 and 2020 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2022	2021
	US$
Weighted average exercise prices	27.22	29.27

Weighted average fair value on grant date	7.27	9.65

B.	Stock Option Plans

In December 1998, the Company's shareholders approved the non-employee director stock option plan (the “1998 Plan”). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). In January 2008 and June 2018, the term of the 1998 Plan was extended and as a result it will expire on December 8, 2028, unless earlier terminated by the Board. In connection with the adoption of the Company’s compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant.

During each of the years 2022, 2021 and 2020, the Company granted to directors options to purchase an aggregate amount of 4,000, 4,000 and 4,249 ordinary shares, respectively, under the 1998 Plan.

F - 79

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 17 - Share-Based Payment (cont'd)

B.           Stock Option Plans (cont’d)

As of December 31, 2022, options to purchase 14,749 ordinary shares are outstanding and 22,667 ordinary shares are available for future grants under the 1998 Plan.

In August 2000, the Company’s board of directors adopted the 2000 Stock Option Plan (the “2000 Plan”). The initial reserve under the 2000 Plan was 200,000 ordinary shares underlying options that may be granted to officers, directors, employees and consultants of the Company and its subsidiaries and this initial reserve was increased several times. The options usually vest over a three year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company’s ordinary shares at the time of grant, and they usually expire after 10 years from the date of grant. In June 2008 and June 2018, the term of the 2000 Plan was extended by additional 10 year periods and the current expiration date of the 2000 Plan is August 31, 2028.

As of December 31, 2022, options to purchase 34,645 ordinary shares are outstanding and 547,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.            Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2022		2021		2020
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at
beginning of year	48,684	26.16	31,135	12.94	34,886	9.83
Granted during
the year	4,000	27.22	37,000	29.27	4,249	28.91
Exercised during
the year	(3,290)	11.19	(18,451)	10.06	(8,000)	7.87
Expired during
the year	(-)	-	(1,000)	26.63	-	-

Outstanding at
end of year	49,394	26.98	48,684	26.16	31,135	12.94
Exercisable at
end of year	23,394	25.25	6,749	20.05	17,018	6.3

The weighted average remaining contractual life for the share options outstanding as of December 31, 2020 was 8.40 years (as of December 31, 2021 was 9.38 years and as of December 31, 2020 was 7.62 years).

The range of exercise prices for share options outstanding as of December 31, 2022: $8.41- $34.44 (as of December 31, 2021 the range was $8.41- $34.44 and as of December 31, 2020 the range was $5.55- $34.44).

F - 80

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Revenues

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Revenues from the sale of solar electricity	39,601	31,081	2,577
Revenues from the sale of gas and power produced by anaerobic digestion plants	12,640	12,686	6,002
Revenues from concessions project	1,119	1,954	1,066
Total revenues	53,360	45,721	9,645

B.	Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Depreciation from fixed assets	14,954	13,977	2,299
Depreciation from right-of-use assets	743	774	320
Amortization of intangible asset	395	365	356
Professional services	2,280	1,496	482
Operating and maintenance services	14,115	11,456	4,025
System operator charges	6,882	3,046	-
Insurance	694	549	178
Other	118	1,043	266
Total operating costs	40,181	32,706	7,926

C.	General and administrative expenses

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Salaries and related compensation	2,151	1,505	1,442
Professional services	2,404	2,822	2,057
Other	1,337	1,334	1,013
Total general and administrative expenses	5,892	5,661	4,512

F - 81

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont’d)

D.	Financing income and expenses:

1.	Financing income

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Interest income and consumer price index in Israel in connection to concession project	3,103	2,248	1,423
Interest income	420	276	553
Change in fair value of derivatives, net	605	-	1,094
Consumer price index in Israel for loan	-	-	103
Swap interest	-	-	55
Profit from settlement of derivatives contract	-	407	-
Gain from exchange rate differences, net	6,042	-	-
Total financing income	10,170	2,931	3,228

2.	Financing expenses

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Change in fair value of derivatives, net	-	841	-
Consumer price index in Israel for loan	909	-	-
Debentures interest and related expenses	2,130	3,220	2,155
Interest and commissions related to projects finance	6,952	5,589	1,775
Amortization of capitalized expenses related to projects finance	275	12,211	48
Interest on minority shareholder loan	1,529	2,055	41
Bank charges and other commissions	471	137	230
Interest on lease liability	370	367	494
Loss from exchange rate differences, net	-	5,395	2,119
Total financing expenses	12,636	29,815	6,862

F - 82

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 19 - Taxes on Income

A.             Regional Taxation

Israeli taxation

The tax rate that is relevant to the Company in the years 2020-2022: 23%.

Luxembourg taxation

Net wealth tax (NWT):

-	The real NWT is calculated by the difference between the entity’s total assets and entity’s total liabilities (exemption can be applied) multiplied by 0.5%.
-	The minimum NWT is from €535 to €21,400.

Italian taxation

As a rule, corporate income tax (named IRES from 2004) is payable by all resident companies on income from any source, whether earned in Italy or abroad (also for branch established in other country), at the rate of 24%.

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.29% (for a short period of couple of years) to 4.82%, depending on the region.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 25%. Commencing January 1, 2021, Spanish companies are allowed to deduct financing expenses in an amount up to 30% of their EBITDA, with the remainder being carried forward to following years.

The Netherlands taxation

In 2022, the Dutch corporate income tax rate was 15% on the first €395 thousand of taxable profits, and 25% on taxable profits exceeding that amount. (In 2021-15% on the first €245 thousand of taxable profits and 25% on taxable profits exceeding that amount. In 2020 - 16.5% on the first €200 thousand of taxable profits and 25% on taxable profits exceeding that amount. In 2023 and forward, the Dutch corporate income tax rate will be 19% on the first €200 thousand of taxable profits, and 25.8% on taxable profits exceeding that amount.

B.            Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Current tax expense
Current year	(2,201)	*(978)	(119)
Adjustments for prior years, net	(2,936)	—	(4)
	(5,137)	(978)	(123)
Deferred tax income
Creation and reversal of temporary differences	98	*3,259	248
Adjustments for prior years, net	2,936	-	-
	3,034	*3,259	248
Tax benefit (taxes in income)	(2,103)	2,281	125

* Restated following application of an amendment to IAS 16 - see Note 2C.

F - 83

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 19 - Taxes on Income (cont’d)

C.            Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2022	2021	2020
	€ in thousands

Profit (loss) before taxes on income	2,243	(21,921)	(6,293)
Primary tax rate of the Company	23%	23%	23%
Tax benefit (tax expenses) calculated according to the Company’s primary tax rate	(516)	5,042	1,447

Additional tax saving in respect of:
Different tax rate of foreign subsidiaries	(526)	(76)	(576)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	277	27	351
Difference between measurement basis of income (expenses) for tax purposes and measurement basis of income (expenses) for financial reporting purposes	(706)	-	-
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	282	-	483
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	566	-	-
Change in temporary differences for which deferred tax were not recognized	-	65	325
Current year tax losses and benefits for which deferred taxes were not created	(1,345)	(2,770)	(1,910)
Tax benefit (tax expenses) in respect to previous years and others	(135)	(7)	5

Actual tax benefit (taxes on income)	(2,103)	2,281	125

D.            Carry forward tax losses:

As of December 31, 2022, Ellomay Capital Ltd. had available carry forward tax losses, carry forward capital tax losses and deductions aggregating to approximately €4,583 thousand, which have no expiration date.

Deferred taxes of Ellomay Capital Ltd. have not been recognized because the Company’s management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

In April 2022, Talmei Yosef entered into a tax assessment agreement with the Israeli Tax Authority for the fiscal years 2015-2020, as per which the tax treatment of the Talmei Yosef Plant was determined to follow IFRIC 12 – Service Concession Agreements. As a result of the tax assessment agreement part of the deferred tax recorded in connection with the Talmei Yosef Plant were converted into current income tax (timing differences of payable income tax) and an amount of approximately EUR 2,869 thousand advance payment of income tax was made.

F - 84

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 19 - Taxes on Income (cont’d)

D.            Carry forward tax losses (cont’d)

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

As of December 31, 2022, the Company’s Dutch subsidiaries had carry forward tax losses and deductions aggregating to approximately €17,464 thousand. Of such carry forward tax losses, deferred tax asset was not recorded in connection with aggregate tax loss amounting to approximately €705 thousand.

E.            Deferred taxes:

	Financial	Fixed	Swap	Carry- forward tax
	assets	assets and leases	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2022	(6,964)	* (1,555)	5,400	7,027	* 3,908
Changes recognized in profit or loss	3,065	(569)	-	538	3,034
Changes recognized in other comprehensive income	257	-	9,544	(3)	9,798
Balance of deferred tax asset (liability) as at
December 31, 2022	(3,642)	(2,124)	14,944	7,562	16,740

* Restated following application of an amendment to IAS 16 - see Note 2C.

	Financial	Fixed	Swap	Carry- forward tax
	assets	assets and leases	contract	losses	Total
	€ in thousands
Balance of deferred tax asset (liability)
as at January 1, 2021	(7,064)	(1,509)	(168)	4,540	(4,201)
Changes recognized in profit or loss	926	*(46)	-	2,379	3,259
Changes recognized in other comprehensive income	(826)	-	5,568	108	4,850
Balance of deferred tax asset (liability) as at
December 31, 2021	(6,964)	* (1,555)	5,400	7,027	3,908

* Restated following application of an amendment to IAS 16 - see Note 2C.

F - 85

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2022, 2021 and 2020 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2022	2021	2020
	€ in thousands (other than share and per share data)
Net loss attributed to owners of the Company	(357)	*(15,090)	(4,627)

Weighted average ordinary shares outstanding (1)	12,850,118	12,824,088	12,304,269

Dilutive effect:
Stock options and warrants	7,796	8,637	23,549

Diluted weighted average ordinary shares outstanding	12,857,914 (2)	12,832,725 (2)	12,327,818 (2)

Basic loss per share from continuing operations	(0.03)	*(1.18)	(0.38)

Diluted loss per share from continuing operations	(0.03)	*(1.18)	(0.38)

* Restated following application of an amendment to IAS 16 - see Note 2C.

(1)	Net of treasury shares.
(2)	In 2022, 2021 and 2020 share options and warrants did not have a dilutive effect.

F - 86

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2022	2021
	€ in thousands
Derivatives presented under current assets
Currency swap	-	639
Swap contracts	273	-
	273	639

Derivatives presented under non-current assets
Swap contracts	1,488	-
Currency swap	-	2,635
	1,488	2,635

Derivatives presented under current liabilities
Swap contracts	-	(3,431)
Financial power swap	(33,183)	(11,352)
	(33,183)	(14,783)

Derivatives presented under non-current liabilities
Financial power swap	(28,354)	(9,542)
Swap contracts	-	(565)
	(28,354)	(10,107)

F - 87

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

The following table sets forth the details of the Company’s financial power swap and SWAP contracts with banking institutions:

	December 31, 2022
	Currency/	Currency/		Fair value - €
	linkage/interest rate	linkage/interest rate		in
	receivable	Payable	Date of expiration	thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	1,761
Financial power swap- electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	(61,537)

B.	Risk management framework

The Company’s management and board of directors have overall responsibility for the establishment and oversight of the Company’s risk management framework.

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

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies, procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

F - 88

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk

As at December 31, 2022, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits
As at December 31, 2022 and 2021, the Company had cash and cash equivalents in the amount of €46,458 thousand and €41,229 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Marketable securities
As at December 31, 2022 and 2021, the Company invested in a traded bond in an amount of €2,836 thousand and €1,946 thousand, respectively, with the intention to maintain the value of its liquid resources. See also Note 5.

Restricted cash
As at December 31, 2022 and 2021, the Company had a balance of current restricted cash in an amount of €900 thousand and €1,000 thousand, respectively, and a balance of non-current restricted cash of €20,192 thousand and €15,630 thousand, respectively. See also Note 5.

Trade and other receivables
As at December 31, 2022 and 2021, the Company had a balance of trade receivables of €420 thousand and €598 thousand, respectively. This balance mainly refers to the balance from the IEC for the PV Plant located in Israel and is due in 30 days. It is also referring to NEXUS or GNERA that represent the PV Plants located in Spain in their dealings with the Spanish National Energy Commission, and are due within 60 days from issuance and trade receivables from gas sold in market price in the Netherland due within 30 days from issuance.

As at December 31, 2022 and 2021, the Company had a balance of revenue receivables of €1,062 thousand and €3,794 thousand, respectively. This balance refers to amounts to be paid from several entities.

In Spain, for the facilities that are eligible to receive incentives (such as the Company’s four Spanish PV facilities) amounts to be paid are from an agent that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission. To the extent the facility is eligible to receive incentives, the incentives (consisting of an investment retribution and operational retribution) are paid on a monthly basis (commencing January) based on varying percentages of the accumulated incentives from the beginning of the fiscal year, provided that the entire amount of the incentives is required to be paid to the eligible entity by the end of June of the following fiscal year.

Also in Spain, for the facilities that sell the electricity in the market, amounts to be paid are from an agent that represent the PV Plants located in Spain in its dealings with the Spanish National Energy Commission and are representing the market sale for the last week of the month and the monthly settlement due within 15 till 30 days.

In the Netherlands, the amounts to be paid are from Enterprise Agency that is responsible to pay the amount of subsidy for the Biogas plants in the Netherlands. The incentives are paid through equal monthly installments based on the effective production of the previous year for each plant, or if not available, on the basis of the regional forecast. The balance is paid within the end of June of the subsequent year.

In Israel, the amounts to be paid from IEC are due in 30 days.

F - 89

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk (cont’d)

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company's management estimations there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies or by established companies that pay on a weekly or monthly basis.

As at December 31, 2022 and 2021, the Company had a balance of government authorities’ receivables of €3,752 thousand and €1,602 thousand, respectively. This balance refers to VAT receivables in Spain, Italy, Israel and the Netherlands.

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

As of December 31, 2022, the Company had working capital deficiency of approximately €26.5 million. The working capital deficiency as of December 31, 2022, resulted from the recording of current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA following the increase in expected electricity prices. These current maturities do not impact the Company’s cash flows in the next 12 months as Talasol’s revenues from the sale of electricity during the same period are expected to exceed its liability and payments to the Talasol PPA provider. The Company’s board of directors reviewed the financial position, outstanding debt obligations and the existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2022 does not indicate a liquidity problem.

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

F - 90

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2022
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	273,863	363,553	30,392	42,547	43,381	247,233

Debentures	110,428	141,140	22,878	62,710	55,552	-

Lease liabilities	22,750	35,911	1,630	3,233	3,194	27,854

Trade payables and other accounts payable	15,144	15,144	15,144	-	-	-
	422,185	555,748	70,044	108,490	102,127	275,087

Derivative finance liabilities

Financial power swap	61,537	61,537	33,183	26,424	(2,666)	4,596

	61,537	61,537	33,183	26,424	(2,666)	4,596

	December 31, 2021
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2 years	3-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	218,895	240,038	147,127	20,671	18,347	53,892

Debentures	137,299	150,116	24,244	66,481	59,391	-

Lease liabilities	20,129	25,825	4,832	2,244	2,201	16,548

Trade payables and other accounts payable	22,058	22,058	22,058	-	-	-
	398,381	438,037	198,261	89,396	79,939	70,440

Derivative finance liabilities

Financial power swap	20,894	20,894	11,352	14,079	1,961	(6,498)

Swap contracts	3,996	3,996	3,431	234	157	174

	24,890	24,890	14,783	14,313	2,118	(6,324)

F - 91

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

The Company uses hedging instruments in an attempt to manage interest rate, currency and other market-related risks. The majority of the Company's derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, although the Company estimates the expected transition away from Libor and Euribor, as addressed by the Amendments to IAS 39, Financial Instruments, Interest Rate Benchmark Reform – Phase 2, not to have a material effect on the Company,’s financial statements, similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of the Company hedge to become ineffective, resulting in potential losses.

(1)	Foreign currency risk

As a result of the Company’s operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the Euro/USD and NIS/Euro on the Company’s balance sheet and profit and loss.

In order to manage the currency risk resulting from the Series B Debentures, which are denominated in NIS, the Company executed currency swap transactions in April 2017. The Company exchanged Series B Debentures NIS denominated notional principal in the aggregate amount of NIS 83,232 thousand with a euro notional principal. Such currency swap transactions qualified for hedge accounting. Following the repayment of the Series B Debentures, on February 28, 2021, the Company realized the currency swap in the amount of €246 thousand.

In order to manage the currency risk resulting from the Series C Debentures, which are denominated in NIS, the Company executed currency swap transactions in March 2021. The Company exchanged Series C Debentures NIS denominated notional principal in the aggregate amount of NIS 100,000 thousand with a euro notional principal. Such currency swap transactions qualify for hedge accounting. On August 17, 2022, the currency swap was realized at an exercise price of 3,800 thousand euros.

F - 92

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follow:

	December 31, 2022
	Non-monetary/ Non finance	NIS(*)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	30,359	55	16,044	46,458
Marketable securities	-	-	2,836	-	2,836
Restricted cash	-	-	-	900	900
Receivable from concession project	-	1,799	-	-	1,799
Trade and other receivables	2,174	4,694	16	5,798	12,682
Non-current assets:
Investments in equity accounted investees	23,976	6,053	-	-	30,029
Advances on account of investments	2,328	-	-	-	2,328
Receivable from concession project	-	24,795	-	-	24,795
Fixed assets	365,756	-	-	-	365,756
Right-of-use asset	30,020	-	-	-	30,020
Intangible asset	4,094	-	-	-	4,094
Restricted cash and deposits	-	5,607	-	14,585	20,192
Deferred tax	23,510	-	-	-	23,510
Long term receivables	7,840	1,171	-	259	9,270
Derivatives	-	-	-	1,488	1,488
Current liabilities:
Current maturities of long term bank loans	-	(2,091)	-	(10,724)	(12,815)
Current maturities of long term loans	-	-	-	(10,000)	(10,000)
Current maturities of debentures	-	(18,714)	-	-	(18,714)
Trade payables	-	(123)	-	(4,381)	(4,504)
Other payables	-	(6,107)	-	(5,100)	(11,207)
Current maturities of derivatives	-	-	-	(33,183)	(33,183)
Current maturities of lease liabilities	-	(193)	-	(552)	(745)
Non-current liabilities:
Long-term lease liabilities	-	(4,740)	-	(17,265)	(22,005)
Long-term loans	-	(13,495)	-	(215,971)	(229,466)
Other long-term bank loans	-	(7,538)	-	(14,044)	(21,582)
Debentures	-	(91,714)	-	-	(91,714)
Deferred tax	(6,770)	-	-	-	(6,770)
Derivatives	-	-	-	(28,354)	(28,354)
Other long-term liabilities	-	(2,021)	-	-	(2,021)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	452,928	(72,258)	2,907	(300,500)	83,077

(*) Including items linked to the Israeli CPI

F - 93

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2021
	Non-monetary/ Non finance	NIS(**)	Unlinked	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	30,405	1,090	9,734	41,229
Marketable securities	-	-	1,946	-	1,946
Short term deposits	-	28,410	-	-	28,410
Restricted cash	-	-	-	1,000	1,000
Receivable from concession project	-	1,784	-	-	1,784
Trade and other receivables	1,020	739	-	7,728	9,487
Non-current assets:
Investments in equity accounted investees	25,534	8,495	-	-	34,029
Advances on account of investments	1,554	-	-	-	1,554
Receivable from concession project	-	26,909	-	-	26,909
Fixed assets	*340,897	-	-	-	340,897
Right-of-use asset	23,367	-	-	-	23,367
Intangible asset	4,762	-	-	-	4,762
Restricted cash and deposits	-	6,630	-	9,000	15,630
Deferred tax	12,952	-	-	-	12,952
Long term receivables	1,928	1,272	-	2,188	5,388
Derivatives	-	-	-	2,635	2,635
Current liabilities:
Current maturities of long term bank loans	-	(2,024)	-	(124,156)	(126,180)
Current maturities of long term loans	-	-	-	(16,401)	(16,401)
Current maturities of debentures	-	(19,806)	-	-	(19,806)
Trade payables	-	(218)	-	(2,686)	(2,904)
Other payables	-	(6,882)	(527)	(13,397)	(20,806)
Current maturities of derivatives	-	-	-	(14,783)	(14,783)
Current maturities of lease liabilities	-	(3,782)	-	(547)	(4,329)
Non-current liabilities:
Long-term lease liabilities	-	(5,154)	-	(10,646)	(15,800)
Long-term loans	-	(15,803)	-	(23,290)	(39,093)
Other long-term bank loans	-	(6,898)	-	(30,323)	(37,221)
Debentures	-	(117,493)	-	-	(117,493)
Deferred tax	*(9,044)	-	-	-	(9,044)
Derivatives	-	-	-	(10,107)	(10,107)
Other long-term liabilities	-	(3,905)	-	-	(3,905)
Total exposure in statement
of financial position in
respect of financial assets
and financial liabilities	402,970	(77,321)	2,509	(214,051)	114,107

** Including items linked to Israeli CPI
* Restated following application of an amendment to IAS 16 - see Note 2C.

F - 94

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2022	(5.8)	1.066	6.6	3.753
1 Euro in 2021	(7.7)	1.132	(10.8)	3.520

(b)	Sensitivity analysis

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

	December 31, 2022
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	155	(155)
5% in NIS	(963)	963

	December 31, 2021
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	111	(111)
5% in NIS	(1,098)	1,098

F - 95

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

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

Sensitivity analysis

A change in interest rate would have increased (decreased) profit or loss by the amounts shown below:

	December 31,
	2022	2021
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	1,313	2,446
Increase of 3%	4,245	7,368
Decrease of 1%	(1,615)	(2,474)
Decrease of 3%	(4,548)	(7,396)

(3)	Electricity market prices risk

As a result of the Company’s operations in the electricity market, the Company is exposed to the impact of changes in the electricity prices.

In June 2018, Talasol executed the Talasol PPA. The power produced by the Talasol PV Plant is expected to be sold by Talasol in the open market for the then current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedge transaction becomes effective on Talasol requesting that the counter party will fix the fixed price pursuant to the price adjustment mechanism. The Talasol PPA became effective in March 2019 and it’s accounting treatment is according to cash flow hedge.

The fair value of the Talasol PPA is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks. The future prices are assessed the electricity field.

F - 96

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

December 31, 2022
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	110,428	102,957	-	-
Loans from banks and others (including current maturities)	273,863	-	217,073	-	Discounting future cash flows by the market interest rate on the date of measurement.
Discount rate of Euribor+ 2% with a zero floor, Euribor+ 5.27%, fix rate for 5 years 2.65%-4.5% Linkage to Euribor, fix rate 2.58%-3.03%, fix rate 2.75%-7% Linkage to Consumer price index in Israel and floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.

	384,291	102,957	217,073	-

December 31, 2021
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	137,299	140,293	-	-
Loans from banks and others (including current maturities)	218,895	-	223,287	-	Discounting future cash flows by the market interest rate on the date of measurement.	Discount rate of Euribor+ 2.53%, fix rate for 5 years 2.9%-3.1% and 4.65% Linkage to Consumer price index in Israel

	356,194	140,293	223,287	-

F - 97

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31,
	2022	2021
%
Non-current liabilities:
Loans from banks	Discount rate of Euribor+ 2% with a zero floor	Euribor+ 1.76%- 2.75% with a zero floor
Loans from banks	fix rate for 5 years 2.65%-4.5% Linkage to Euribor	fix rate for 5 years 2.65% - 3.55%
Loans from banks	4.65% Linkage to Consumer price index in Israel	4.65% Linkage to Consumer price index in Israel
Loans from banks	fix rate 2.58%-3.03%	-
Loans from others	Euribor+ 5.27%	Euribor+ 5.27%
Loans from others	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%

(3)	Fair values hierarchy

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

F - 98

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair values hierarchy (Cont’d)

	December 31, 2022
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	2,836	-	-	2,836	Market price
Swap contracts	-	1,761	-	1,761
Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Financial power swap	-	-	(61,537)	(61,537)
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

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont'd)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
Dori Energy loan
€ in thousands

Balance as at December 31, 2020	8,745

Total income recognized in profit or loss	799
Grant of loan	335
Repayment	(2,259)
Foreign Currency translation adjustments	875

Balance as at December 31, 2021	8,495

Total income recognized in profit or loss	243
Grant of loan	128
Repayment	(149)
Conversion to capital notes	(6,053)
(2,665)

Current maturities	(2,665)

Balance as at December 31, 2022	-

Financial liability
Financial power swap
€ in thousands

Balance as at December 31, 2020	10,238

Total income recognized in other comprehensive income	(31,132)

Balance as at December 31, 2021	(20,894)

Total income is recognized in other comprehensive income	(40,643)

Balance as at December 31, 2022	(61,537)

F - 100

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●
Photovoltaic power plants (“PV Plants”) – Operation of installations that convert the energy in sunlight into electrical energy as follows: (i) approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain, (ii) Ellomay Solar S.L.U, a photovoltaic plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain, that was connected to the electricity grid at June 24, 2022 (iii) 51% of Talasol, with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, (iv) a photovoltaic power plant of approximately 9 MWp installed capacity in Israel (v) Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW respectively, in the Lazio Region, Italy and (vi) Ellomay Solar Italy four SRL, Ellomay Solar Italy five SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW and 18 respectively, in the Lazio Region, Italy that have reached “ready to build” status.

●
Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V. (BioGas), project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively.

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

Factors that management used to identify the Company’s reportable segments

The Company’s strategic business units offer different products, and the allocation of resources and evaluation of performance is managed separately because they require different technology.

For each of the strategic business units, the Company’s chief operating decision maker (“CODM”) reviews internal management reports on at least a quarterly basis. The following summary describes the operations in each of the Company’s operating segments.

The Company presented the photovoltaic power plants per geographical areas, as the information collected and analyzed by the CODM in connection with the PV Plants is presented based on the physical location of the PV Plant. The CODM reviews the NIS denominated information on Dorad and the PV Plant located in Israel and the information presented in the tables below is translated into euro. The CODM reviews the results of Dorad according to the Company’s share in Dorad. In the reports analyzed by the CODM, the PV Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12, please see the adjusted gross profit calculation.

Performance is measured based on segment adjusted gross profit as included in reports that are regularly reviewed by the chief operating decision maker. Segment adjusted gross profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

F - 101

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 22 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2022
	€ in thousands

Revenues	-	3,264	3,597	32,740	1,119	12,640	62,813	-	116,173	(62,813)	53,360
Operating expenses	-	(322)	(1,399)	(8,764)	(418)	(13,186)	(47,442)	-	(71,531)	47,442	(24,089)
Depreciation expenses	-	(908)	(427)	(11,400)	(512)	(2,824)	(6,339)	-	(22,410)	6,318	(16,092)
Gross profit (loss)	-	2,034	1,771	12,576	189	(3,370)	9,032	-	22,232	(9,053)	13,179

Adjusted gross profit (loss)	-	2,034	1,771	12,576	1,565 [1]	(3,370)	9,032	-	23,608	(10,429)	13,179
Project development costs											(3,784)
General and administrative expenses											(5,892)
Share of loss of equity accounted investee											1,206
Operating profit											4,709
Financing income											9,565
Financing expenses in connection
with derivatives and warrants, net											605
Financing expenses, net											(12,636)
Loss before taxes on income											2,243

Segment assets as at December 31, 2022	22,608	14,577	20,090	244,584	34,750	32,002	107,079	137,432	613,122	(36,965)	576,157

1 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,427 thousand) and depreciation expenses (approximately €2,051 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

F - 102

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 22 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2021
	€ in thousands

Revenues	-	2,587	-	29,432	*1,016	12,686	51,630	-	97,351	(51,630)	45,721
Operating expenses	-	(472)	-	(6,305)	(367)	(10,446)	(39,175)	-	(56,765)	39,175	(17,590)
Depreciation expenses	-	(904)	-	(10,586)	(475)	(3,135)	(5,539)	-	(20,639)	5,523	(15,116)
Gross profit (loss)	-	1,211	-	12,541	*174	(895)	6,916	-	19,947	(6,932)	13,015

Adjusted gross profit (loss)	-	1,211	-	12,541	1,514 [2]	(895)	6,916	-	21,287	(8,272)	13,015
Project development costs											(2,508)
General and administrative expenses											(5,661)
Share of loss of equity accounted investee											117
Operating profit											4,963
Financing income											2,931
Financing expenses in connection
with derivatives and warrants, net											(841)
Financing expenses, net											(28,974)
Loss before taxes on income											(21,921)

Segment assets as at December 31, 2021	1,715	13,841	14,456	247,004	38,809	34,570	118,435	107,678	576,508	(24,529)	551,979

* Segment presentation for prior periods was adjusted to reflect revenues and operating expenses for the Talmei Yosef PV Plant under IFRIC 12 and not under the fixed asset model and to include the adjusted gross profit of such segment, to align the presentation with the presentation of the segments for the year ended December 31, 2022.

2 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,239 thousand) and depreciation expenses (approximately €1,899 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

F - 103

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 22 - Operating Segments (cont’d)

	PV								Total
			Ellomay			Bio			reportable		Total
	Italy	Spain	Solar	Talasol	Israel	Gas	Dorad	Manara	segments	Reconciliations	consolidated
	For the year ended December 31, 2020
	€ in thousands

Revenues	-	2,577	-	-	*1,066	6,002	57,495	-	67,140	(57,495)	9,645
Operating expenses	-	(463)	-	-	(379)	(4,109)	(44,489)	-	(49,440)	44,489	(4,951)
Depreciation expenses	-	(905)	-	-	(462)	(1,457)	(5,674)	-	(8,498)	5,523	(2,975)
Gross profit (loss)	-	1,209	-	-	225	436	7,332	-	9,202	(7,483)	1,719

Adjusted gross profit (loss)	-	1,209	-	-	1,400 [3]	436	7,332	-	10,377	(8,658)	1,719
Project development costs											(3,491)
General and administrative expenses											(4,512)
Share of loss of equity accounted investee											1,525
Other income, net											2,100
Operating profit											(2,659)
Financing income											2,134
Financing expenses in connection
with derivatives and warrants, net											1,094
Financing expenses, net											(6,862)
Loss before taxes on income											(6,293)

Segment assets as at December 31, 2020	503	15,220	2,354	232,955	36,521	36,253	109,983	21,925	455,714	4,458	460,172

* Segment presentation for prior periods was adjusted to reflect revenues and operating expenses for the Talmei Yosef PV Plant under IFRIC 12 and not under the fixed asset model and to include the adjusted gross profit of such segment, to align the presentation with the presentation of the segments for the year ended December 31, 2022.

3 The gross profit of the Talmei Yosef PV Plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,023 thousand) and depreciation expenses (approximately €1,848 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

F - 104

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 22 - Operating Segments (cont’d)

Geographical information
The Company is domiciled in Israel and it operates in Israel, Spain and Italy through its subsidiaries that promote, develop and own PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Dori Energy.

The following table lists the revenues from the Company's operations in Israel, the Netherlands, Italy and Spain:

	For the year ended December 31
	2022	2021	2020
	€ in thousands
Israel	1,119	1,016	1,066
Italy	-	-	-
The Netherlands	12,640	12,686	6,002
Spain (including Talasol PV Plant)	39,601	32,019	2,577
Total revenues	53,360	45,721	9,645

The following table lists the fixed assets, net from the Company’s operations in Israel, Spain and the Netherlands:

	As at December 31
	2022	2021
	€ in thousands
Israel	102,518	78,928
Italy	9,043	-
Spain (including Talasol PV Plant)	227,492	233,729
The Netherlands	26,703	28,240
Total fixed assets, net	365,756	340,897

F - 105

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2022

Note 23 - Subsequent Events

(1)
On February 1, 2023, the Company issued NIS 220 million (approximately €58.5 million, as of the issuance date) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Debentures are secured by pledges on the shares of Dori Energy held by Ellomay Energy LP and on Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans provided by Ellomay Energy LP to Dori Energy. The Deed of Trust governing the Series E Secured Debentures includes several limitations and requirements applicable to the Company’s holdings in Dori Energy and additional provisions that may limit the Company’s ability to sell the Company’s holdings in Dori Energy or to revise arrangements with Dori Energy.  The principal amount of Series E Secured Debentures is repayable four equal installment on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive).

(2)
On March 14, 2023, the Company entered into a Joint Development Agreement (the “JDA”) for the development of solar photovoltaic projects in the State of Texas. The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. The JDA provides for the initial development, design, construction and finance of two solar PV projects with aggregate projected DC capacity of 23 MW (the “First Projects”). The First Projects are in advanced stages of development and the estimated capital costs of the First Projects are in the range of $25-$27 million. The Company’s share of the capital costs of the First Projects is estimated at approximately $18-$20 million and the balance is intended to be provided by tax equity sources with whom the Company is currently in discussions. The sites for the First Projects will be leased under long-term leases from special purpose companies (“Landcos”) controlled by the development team. One of the First Projects, with a DC capacity of approximately 13 MW, is expected to achieve Ready to Build status within six months. The JDA also provides for the development of three additional solar PV projects up to Ready to Build status with aggregate DC capacity of approximately 30 MW. The projects to be developed under the JDA will be subject to the ERCOT Distributed Generation (“DG”) Scheme for projects of up to 10 MW AC capacity and the applicable electricity market is the “ERCOT North” zone market. Under the DG Scheme, ERCOT (the electricity regulator of the State of Texas), allows owners of generation assets to sell electricity to Qualified Service Entities (QSE’s) at market rates under Real Time or Day Ahead prices at the local nodes where the projects are located and/or to designated “Behind the Meter” clients under Power Purchase Agreements.