Form 20-F/A
period 2022-12-31
Ellomay Capital Ltd.
filed 2023-06-29
CIK 946394

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
Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☑

Auditor Firm Id:	1057	Auditor Name:	Somekh Chaikin	Auditor Location:	Tel Aviv, Israel

Table of Contents

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) is being filed to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed by Ellomay Capital Ltd. (the “Company”) on April 7, 2023 (the “2022 Form 20-F”). This Form 20-F/A is being filed solely to supplement “Item 18: Financial Statements” and “Item 19: Exhibits” of the 2022 Form 20-F with the inclusion of the audited financial statements of Dorad Energy Ltd. (the “Dorad Financial Statements”), including the report of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, relating thereto as required under Rule 3-09 of Regulation S-X. The Dorad Financial Statements were prepared and provided to the Company by Dorad Energy Ltd.

As required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, updated certifications of our principal executive officer and our principal financial officer are being filed as exhibits to this Form 20-F/A. This Form 20-F/A also includes Exhibit 15.2, which contains the consent of Somekh Chaikin, an independent registered public accounting firm and a member of KPMG International, with respect to their report included in the Dorad Financial Statements.

This Form 20-F/A should be read in conjunction with the 2022 Form 20-F and our other filings with the Securities and Exchange Commission. This Form 20-F/A speaks as of the date of the initial filing of the 2022 Form 20-F. Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2022 Form 20-F or reflect any events that have occurred after the 2022 Form 20-F was filed. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2022 Form 20-F are true and complete as of any date subsequent to the filing date of the 2022 Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with the 2022 Form 20-F.

PART III

ITEM 18: Financial Statements

Our Financial Statements were included in pages F-1 – F-106 of the 2022 Form 20-F.

The audited financial statements of Dorad Energy Ltd. for the year ended December 31, 2022 are included in pages FD-1 – FD-51 of this Form 20-F/A.

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

4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)(11)*

Number	Description
4.14	Talasol Lease Agreements (summary of Spanish versions)(4)*
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019, as amended on June 6, 2022 (translation of Hebrew version) (12)*
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)(13)*
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)(13)*
4.18
Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(14)

4.19	Manara Lease and Development Agreements (summary of Hebrew version)(6)*
4.20	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated January 30, 2023 (translation of Hebrew version)(15)*
4.21	Italian Subsidiaries’ Lease Agreements (summary of Italian version)(15)*
8	List of Subsidiaries of the Registrant(15)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements(15)
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the Dorad Financial Statements
101.INS**	XBRL Instance Document(15)
101.SCH**	XBRL Taxonomy Extension Schema Document(15)
101.CAL**	XBRL Taxonomy Calculation Linkbase Document(15)
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document(15)
101.LAB**	XBRL Taxonomy Label Linkbase Document(15)
101.PRE**	XBRL Taxonomy Presentation Linkbase Document(15)
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
_____________________________________

*	The original language version is on file with the Registrant and is available upon request.
**
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.
(7)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated June 8, 2022 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(14)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.
(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 29, 2023

Dorad Energy Ltd. Financial Statements As at December 31, 2022

Dorad Energy Ltd.

Financial Statements as at December 31, 2022

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

We have audited the financial statement of Dorad Energy Ltd (“the Company”), which comprise the statement of financial position as of December 31, 2022 and the related statements of profit or loss, changes in equity, and cash flows for the year ended December 31, 2022, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB; and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are authorized for issuance.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Somekh Chaikin
KPMG Millennium Tower
17 Ha’arba’a Street, PO Box 609
Tel Aviv 61006, Israel
+972 3 684 8000

In performing an audit in accordance with GAAS, we:
•          Exercise professional judgment and maintain professional skepticism throughout the audit.
•          Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•         Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•          Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•          Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Somekh Chaikin
Somekh Chaikin
Member Firm of KPMG International

Tel Aviv
June 21, 2023

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2022	2021
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	151,481	201,860
Trade receivables	5	238,581	248,844
Other receivables	6	32,809	40,289
Total current assets		422,871	490,993

Non-current assets
Restricted deposit	12A1B	514,543	480,476
Prepaid expenses	12A4	32,072	33,235
Fixed assets	7	3,253,196	3,378,466
Intangible assets		6,404	6,038
Right of use assets	17	57,486	57,530
Total non-current assets		3,863,701	3,955,745

Total assets		4,286,572	4,446,738

Current liabilities
Current maturities of loans from banks	8	279,506	280,753
Current maturities of lease liabilities	17	4,645	4,622
Trade payables	9	228,468	324,532
Current tax liabilities	11	-	21,795
Other payables	10	11,439	7,100
Financial derivatives	16	-	268
Total current liabilities		524,058	639,070

Non-current liabilities
Loans from banks	8	2,211,895	2,356,785
Other Long-term liabilities	12.A.6	17,529	15,834
Long-term lease liabilities	17	49,292	48,871
Provision for dismantling and restoration	3.G	50,000	50,000
Deferred tax liabilities	11	215,016	192,676
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,543,892	2,664,326

Equity	13
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with controlling shareholders		3,748	3,748
Retained earnings		572,664	497,384

Total equity		1,218,622	1,143,342

Total liabilities and equity		4,286,572	4,446,738

/s/ Michal Abadi Boiangiu	/s/ Eli Asulin	/s/ David Bitton
Michal Abadi Boiangiu	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements June 21, 2023.

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss

		2022	2021	2020
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues		2,369,220	2,103,911	2,407,221

Operating costs of the power plant
Energy costs		544,118	428,051	522,110
Electricity purchase and infrastructure services		1,088,127	1,053,997	1,185,225
Depreciation and amortization		239,115	225,715	237,575
Other operating costs		157,189	114,360	155,368

Total cost of power plant		2,028,549	1,822,123	2,100,278

Profit from operating the power plant		340,671	281,788	306,943

General and administrative expenses	14	24,066	24,502	24,926
Other incomes	12.A.18	-	11,603	1,279

Operating profit		316,605	268,889	283,296

Financing income		52,131	4,694	3,056
Financing expenses		271,116	219,013	157,428

Financing expenses, net	15	218,985	214,319	154,372

Profit before taxes on income		97,620	54,570	128,924

Taxes on income	11	22,340	12,844	29,622

Profit for the year		75,280	41,726	99,302

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

Capital
reserve for
activities with
	Share	controlling	Retained
Share capital	premium	shareholders	earnings	Total equity
NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Profit for the year	-	-	-	75,280	75,280

Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622
For the year ended December 31, 2021

Balance as at January 1, 2021	11	642,199	3,748	555,658	1,201,616

Dividend to the Company’s shareholders (Note 12.A.17)	-	-	-	(100,000)	(100,000)
Profit for the year	-	-	-	41,726	41,726

Balance as at December 31, 2021	11	642,199	3,748	497,384	1,143,342
For the year ended December 31, 2020

Balance as at January 1, 2020	11	642,199	3,748	576,356	1,222,314

Dividend to the Company’s shareholders (Note 12.A.17)	-	-	-	(120,000)	(120,000)
Profit for the year	-	-	-	99,302	99,302

Balance as at December 31, 2020	11	642,199	3,748	555,658	1,201,616

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows

2022	2021	2020
NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the year	75,280	41,726	99,302
Adjustments:
Depreciation, amortization, and fuel consumption	242,345	228,099	241,288
Taxes on income	22,340	12,844	29,622
Financing expenses, net	218,985	214,319	154,372
	483,670	455,262	425,282

Change in trade receivables	9,991	48,875	(4,959)
Change in other receivables	7,480	(18,888)	1,284
Change in trade payables	(127,907)	22,926	16,627
Change in other payables	4,339	3,292	(6,700)
Change in Other long-term liabilities	1,695	15,834	-
	(104,402)	72,039	6,252

Taxes on income paid	(21,795)	-	-

Net cash provided by operating activities	432,753	569,027	530,836

Cash flows from investing activities:
Proceeds from (payment for) settlement of financial derivatives	13,652	392	(4,318)
Investment in long-term restricted deposits	-	(53,175)	(6,000)
Investment in fixed assets	(110,715)	(72,530)	(48,309)
Investment in intangible assets	(1,810)	(2,020)	(4,738)
Interest received	6,433	1,584	3,046

Net cash used in investing activities	(92,440)	(125,749)	(60,319)

Cash flows from financing activities:
Repayment of lease liability principal	(4,726)	(4,624)	(4,523)
Repayment of loans from banks	(255,705)	(210,449)	(195,359)
Dividends and exchange rate paid	-	(100,000)	(123,739)
Interest paid	(159,804)	(162,781)	(170,003)

Net cash used in financing activities	(420,235)	(477,854)	(493,624)

Decrease in cash and cash equivalents	(79,922)	(34,576)	(23,107)

Effect of exchange rate fluctuations on cash and
cash equivalents	29,543	(10,643)	4,165
Cash and cash equivalents at beginning of year	201,860	247,079	266,021

Cash and cash equivalents at end of year	151,481	201,860	247,079

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Notes to the Financial Statements as at December 31, 2022

Note 1 - General (cont’d)

C.	Licenses and legal environment (cont’d)

2.
On January 31, 2022, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2022” which in accordance the average production component will increase by about 13.6%, compared to 2021, from February 1, 2022, and will remain in effect to the end of 2022. On April 12, 2022, the PUA published a decision regarding "Annual Electricity Rate Update 2022", which, among other things, averaged a 9.4% increase in the production component, compared to 2021, as of May 1, 2022, and will remain in effect to the end of 2022. On July 28, 2022, the PUA published a decision regarding "Annual Electricity Rate Update 2022", which, among other things, averaged a 24.3% increase in the production component, compared to 2021, as of August 1, 2022, and will remain in effect to the end of 2022. On December 26, 2022, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2023” which in accordance the average production component will decrease by about 0.7%, compared to 2022, from January 1, 2023, and will remain in effect to the end of 2023.  Subsequent to the reporting period, On January 26, 2023, the PUA published an update of the aforementioned decision according to which the average production component decreased by approximately 1.2% compared to the rate of 2023. On March 26, 2023, the PUA published an update of the aforementioned decision according to which the average production component decreased by about 1.4% compared to the rate in the previous decision, which came into effect as of April 1, 2023 and for the rest of 2023.

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board, as issued by the International Accounting Standard Board (IASB). These financial statements were authorized for issue by the Company’s Board of Directors on June 21, 2023.

B.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

•	Derivative financial instruments at fair value through profit or loss;

•	Deferred tax liabilities;

•	Provisions

For further information regarding the basis of measurement of the above assets and liabilities, see Note 3, regarding Significant Accounting Policies.

D.	Impact of the Corona Virus

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

Notes to the Financial Statements as at December 31, 2022

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

Useful lives of fixed assets and residual value
On May 19, 2014, the construction of the power plant was completed and is available for use as of this date and therefore as of this date, the depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant item of fixed assets as described in Note 3C3 below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, will be evaluated by the Company, at least once per reporting year and adjusted when necessary.

Impairment of assets
The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of fixed assets. When indication of impairment revealed the company checks whether the carrying amount of the fixed assets is recoverable out of the discounted cash flows expected from that asset or the fair value of the asset less selling costs (“net selling price”) of that asset, and if necessary an impairment provision is recorded up to the amount that is recoverable. (See note 7 regarding fixed assets).

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Classification and measurement of financial assets and financial liabilities initial recognition and measurement
The Company first recognizes customers at the time of their creation. The rest of the financial assets and financial liabilities are initially recognized on the date that the Company becomes a party to the contractual terms of the instrument. In general, a financial asset is initially measured at fair value plus, in the case of a financial asset or a financial liability not presented at fair value through profit and loss, transaction costs directly attributable to the acquisition or issue of the financial asset. A customer that does not include a significant financing component is initially measured at the transaction price.

Financial assets - classification and subsequent measurement
The Company has balances of trade receivables and other receivables held within the framework of a business model whose objective is the collection of contractual cash flows. The contractual cash flows in respect of these financial assets include only principal and interest payments reflecting consideration for the time value of the money and the credit risk. Accordingly, these financial assets are measured at amortized cost and their effect is credited to profit and loss.

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

Notes to the Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

B.	Financial instruments (cont’d)

2.	Non-derivative financial liabilities

Non-derivative financial liabilities include loans and borrowings from banks, lease liabilities, and trade and other payables.

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

Notes to the Financial Statements as at December 31, 2022

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

Changes in commitments to dismantle and restore the power plant except for changes caused by the passage of time, are added to or deducted from the cost of asset during the period in which they occur. The amount deducted from the cost of the asset will not exceed its book value. The balance, if any, is recognized immediately in the profit or loss statement.

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

Depreciation is the systematic allocation of the depreciable amount of an asset over its useful life. The recoverable amount is the cost of the asset, or another amount that replaces the cost, less its residual value.

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

Notes to the Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

The estimated useful lives for the current period are as follows:

Depreciation
rate
Buildings and permanent connections	4%
Turbine components	4% or by operating hours
Machinery, equipment and apparatus	mainly 4%
Monitoring station	10%
Spare parts	4%
Backup diesel	upon usage
Leasehold improvements	10%

Depreciation methods, useful lives and residual values are reviewed at each reporting period and adjusted when necessary.

D.	Intangible assets

1.	Recognition and measurement

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

Amortization is the systematic allocation of the amount of an intangible asset over its useful life. The recoverable amount is the cost of the asset, or another amount that replaces the cost, less its residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful life of the intangible assets from the date that they are available for use, since these methods reflect the anticipated consumption program of future economic benefits embodied in the asset in the best form.

The estimated useful life for the current software systems is five or three years.

Estimates regarding the amortization method and useful lives are reviewed at each reporting period and adjusted when necessary.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Notes to the Financial Statements as at December 31, 2022

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

Provision for dismantling and restoration – The Company recognized a provision for removal and restoration costs regarding its commitment under long-term lease on which the power plant is located. Changes to this provision arising from changes in the interest rate are added to or deducted against the fixed asset.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 3 - Significant Accounting Policies (cont’d)

J.	Tax expense on Income

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

Notes to the Financial Statements as at December 31, 2022

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

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: land 20.4 years, and offices 3.5 years.

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

Notes to the Financial Statements as at December 31, 2022

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

Note 4 - Cash and Cash Equivalents

December 31
2022	2021
NIS thousands	NIS thousands

Balance in banks	15	9
Deposits on demand	151,466	201,851

	151,481	201,860

Note 5 - Trade Receivables

December 31
2022	2021
NIS thousands	NIS thousands

Trade receivables	3,372	36,934
Income receivable	235,552	212,253

Provision for doubtful debt	(343)	(343)

	238,581	248,844

Note 6 - Other Receivables

December 31
2022	2021
NIS thousands	NIS thousands

Government institutions	1,634	826
Receivables for insurance	11,252	20,233
Advances to suppliers	594	377
Prepaid expenses	19,329	18,853

	32,809	40,289

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 7 - Fixed Assets

A.	Composition

	Furniture	Leasehold
Power plant	and equipment	improvements	Total
NIS thousands

Cost
Balance as at January 1, 2021	4,955,284	3,269	825	4,959,378
Additions	72,360	160	11	72,531
Disposals	(27,176)	-	-	(27,176)
Balance as at December 31, 2021	5,000,468	3,429	836	5,004,733
Additions	110,650	65	-	110,715
Disposals	(37,294)	-	-	(37,294)
Balance as at December 31, 2022	5,073,824	3,494	836	5,078,154
Depreciation and impairment losses
Balance as at January 1, 2021	1,429,483	2,555	501	1,432,539
Depreciation for the year	220,569	250	85	220,904
Disposals	(27,176)	-	-	(27,176)
Balance as at December 31, 2021	1,622,876	2,805	586	1,626,267
Depreciation for the year	235,610	290	85	235,985
Disposals	(37,294)	-	-	(37,294)
Balance as at December 31, 2022	1,821,192	3,095	671	1,824,958
Carrying amounts
As at December 31, 2021	3,377,592	624	250	3,378,466
As at December 31, 2022	3,252,632	399	165	3,253,196

B.	Security

See Note 12C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 8 - Loans from Banks

Presented hereunder are contractual terms of the bank loans of the company and it is carrying amounts. For further information regarding the company’s exposure to interest rate risks and liquidity risks see Note 16 – financial instruments and note 12.A.1.

Details regarding interest rates and linkage

	Currency and		Carrying amount as at December 31
	linkage base	Effective interest	2022	2021
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked	5.1%	2,491,401	2,637,538
Less current maturities (including interest as at December 31)	NIS
			279,506	280,753

			2,211,895	2,356,785

Note 9 - Trade Payables

	December 31
	2022	2021
	NIS thousands	NIS thousands
Open debts	51,555	128,530
Accrued expenses	176,913	196,002
	228,468	324,532

Note 10 - Other Payables

	December 31
	2022	2021
	NIS thousands	NIS thousands
Accrued expenses (*)	9,876	6,067
Other payables	1,563	1,033

	11,439	7,100

(*) Including other payables due to related and interested parties (see note 18)	1,617	1,554

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 11 - Income Tax

A.	Details regarding the tax environment of the Company

(1)	Presented hereunder are the tax rates relevant to the Company in the years 2020-2022: 23%

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

(2)	The Company is an “Industrial Company” as defined in the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands
Tax expenses for previous years	-	20,466	-
Deferred tax expense	22,340	(7,622)	29,622
Total tax expense	22,340	12,844	29,622

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as described above. Changes in the tax liabilities and assets are attributed to the following items:

		Provisions
		and other
		timing	Tax losses
	Fixed assets	differences	carried forward	Total
	NIS thousands
Balance of deferred tax asset (liability) as at January 1, 2021	(620,264)	12,107	407,859	(200,298)

Tax assessment (see note f below)	344,274	-	(344,274)	-

Changes recognized in the
profit and loss statements	26,393	249	(19,020)	7,622

Balance of deferred tax
asset (liability) as at
December 31, 2021	(249,597)	12,356	44,565	(192,676)

Changes recognized in the
profit and loss statements	(56,969)	135	34,494	(22,340)

Balance of deferred tax
asset (liability) as at
December 31, 2022	(306,566)	12,491	79,059	(215,016)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 11 - Income Tax (cont’d)

D.          Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	97,620	54,570	128,924

Statutory tax rate of the company	23%	23%	23%

Tax calculated according to the Company’s statutory tax rate	22,453	12,551	29,652

Non-deductible expenses and others (Exempt revenue)
	(113)	293	(30)

Income tax expense	22,340	12,844	29,622

E.	Tax losses carried forward

The total amount of forward losses from business as at December 31, 2022 is approximately  NIS 345 million (as of December 31, 2021 – NIS 194 million). The Company has recorded deferred taxes in respect of these losses, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The company has final tax assessments up to and including the year ended December 31, 2020.

On December 30, 2021, the company signed an assessment agreement for the years 2015-2020 with the Tax Authority which Determined the treatment of the depreciation of the station throughout the period of its operation in which it was determined that the company would adjust depreciation expenses in the amount of approximately NIS 1,871 million that a tax liability created for the company for the tax year 2020 in the amount of approximately NIS 22 million Including interest and linkage. According to the agreement, the amortization expenses adjusted as stated above will be allowed for deduction to the Company as a current business expense in equal parts starting from January 1, 2021, for a period of 5 years, NIS 374 million each year. It is also stipulated that in connection with the arbitration procedure, for which a derivative claim was filed (see note 12.A.9), the company will reflect the results of the arbitral award in the first tax report it submits after the date of the ruling and clarification of the claim in a final and absolute manner.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

As at December 31, 2022, In accordance with the expected Company cash flow, the Company is in compliance with the above coverage ratios

The annual interest rate on the company debt to the financing corporations is updated every three years, according to the company rating. Subsequent to the reporting period, on April 4, 2023, the company received from the rating company S&P Maalot an update of the company debt rating forecast to ILAA-/Negative. The updating of the aforementioned forecast had no effect on the company interest rate.

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

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

1.	Financing agreements (cont’d)

b.	Bank accounts agreement

The agreement sets the establishment of the project bank accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the capital reserves, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The main fund reserves are a debt service fund, a heavy maintenance fund, a fund for regulation fines guarantees and a distribution fund. As at December 31, 2022, the deposits for the fund reserves sums to: NIS 221 million debt service reserve, NIS 193 million in the major maintenance fund, NIS 91 million in the distribution fund and NIS 10 million in the fines and regulation fund. These amounts are classified in the statement of financial position as “long‑term restricted deposits”.

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

During 2010 the Company signed an addendum to the land sub-lease agreement. According to the addendum to the agreement, in exchange for the lease of the lands designated for the project, an annual payment of NIS 3,705 thousand will be paid for a period of 25 years. See also Note 18 Related and Interested Parties. The land lease is treated according to IFRS 16 (see note 17 lease).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

On December 2017, a direct agreement was signed between the company and EZOM Ltd which replaced EAPPS. The agreement terms are the same as the agreement with EAPPS.

On November 29, 2022, the agreement between the company and EAPPS was converted to EAIS.

On August 22, 2022, the operating contractor announced that on August 15, 2022, the name of the company was changed from EZOM Ltd to Edeltech O&M Ltd. The company was also informed that 25% of ordinary shares in the Maintenance Contractor company, which provide voting rights, were transferred to Edeltech Holdings 2006 Ltd., which from that date owns 100% of the issued and paid-up share capital of the Maintenance Contractor company.

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

Notes to the Financial Statements as at December 31, 2022

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

On April 30, 2015, the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period supply of the gas to the Company will be subject to the quantities of the natural gas that will be available to Tamar at that time after supply of natural gas to other customers of Tamar with which contracts were signed for supply of natural gas prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon existence of the preconditions detailed in the agreement. In the Company’s estimation, the impact of Tamar’s notification on its activities is not expected to be significant. On November 26, 2016, the company received notification from Tamar whereby the interim period will end on September 30, 2020. On April 2, 2019, the Company entered into an addendum to the agreement with the partners in the Tamar license ("Tamar") according to which the gas quantities specified in the addendum to the agreement that the Company purchase from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the layout instructions for increasing the quantity of natural gas produced from the Tamar natural gas field And rapid development of natural gas fields leviathan, Karish and Tanin and additional fields from August 16, 2015 ("Gas layout"). The addendum to the agreement was subject to certain suspending conditions which been fulfilled in July 2019. On January 22, 2020, the Company received notification from the partners in the Tamar license (“Tamar”) that the "Interim Period" will end, as defined in the agreement, on March 1, 2020. According to the notification and the terms of the agreement, Tamar will consider the Company as a permanent customer commencing from the end of the "Interim Period".

On March 22, 2021, the Company entered into an addendum to the agreement with the partners in the Tamar reservoir (hereinafter: "Tamar"). According to this addendum, the parties agreed on the amount of gas that the company will purchase from Tamar reservoir as of January 1, 2022. The agreement also provides that the company will be entitled to compensation in the amount specified in the agreement. The compensation received in the 3rd quarter 2022 and presented in the other payables and other long-term liabilities section.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

6.	Agreement to purchase natural gas

On April 5, 2021, the Company entered into an additional gas purchase agreement with Tamar pursuant to which the company is entitled to purchase additional quantities of gas from Tamar in a period of 4 years ending on April 5, 2025. As part of the agreement, the Company will receive a grant in the amount specified in the agreement, which depends partly, among other things, in the amount of gas consumption quantities determined in the agreement. Half of the grant received in the first quarter of 2022 and half on the date of termination of the contract after meeting the conditions according to the agreement.

The addendums to the agreement and the additional agreement were subject to certain suspending conditions that were met on July 14, 2021. The grant and the compensation will be recognized in profit or loss as a decrease in energy costs over the periods specified in the addendum and the additional agreement.

7.	Agreement to sell electricity

As at the reporting date the Company has agreements to sell electricity at full of the production capacity of the power station. The electricity delivery agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as defined by the Authority for Public Services-Electricity.

8.	Property tax assessments in respect of the station

In 2014 The Company sign a settlement agreement with Ashkelon Municipality according to which the annual municipal tax rate Until the year 2025 including was determined.

On March 1, 2022, the company received a municipal rate assessment from the Ashkelon Municipality for the years 2019-2022 in the amount of approximately NIS 18 million (of which a total of NIS 13.9 million is attributed to the years 2019-2021) due to a change in its claim that there was an error in the size of the property. For this, the company at the power plant in Ashkelon is liable for both property taxes and its classification. On March 6, 2022, the company filed an objection with the Ashkelon Municipality's municipal rate director regarding these charges. In this objection, it was argued, among other things, that in 2015 the company signed a compromise agreement with the Ashkelon Municipality, which regulated the payment of municipal rates until 2025 and must be acted upon and there is no basis for correcting the assessment. Subsequent to the reporting period, the director of property taxes rejected what was submitted in the answer to the request and an appeal was filed against this answer to the Appeals Committee for Property Tax Affairs. In the opinion of the Company's management, based on the position of the Company legal advisers, to the objection that the Company submitted is not fully accepted there is a probability exceeding 50% that the Company will not be required to pay more than NIS 1.5 million for the said assessment. During the reporting period, the company included a provision in the said amount.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration (cont'd)

Following the nomination of the new arbitrator (see note: 12.A.9.e) on April 30, 2019, a preliminary meeting was scheduled with the new elected arbitrator. During the year 2020 and the year of the report, several hearings and evidentiary hearings were held that included the summoning of witnesses and determined. On February 15, 2021, the arbitrator approved the plaintiff request for a change of litigant, so that in place of the late Hami Rafael, Rani Friedrich will come as a litigant in the legal proceedings. On October 31, 2021, Edelcom summaries were filed in its lawsuit, as well as summaries in Dori and Rafael's lawsuit. On March 10, 2022, the company submitted summaries on its behalf, in which it reiterated its position, according to which, in view of the circumstances of the arbitration procedure, it does not take any position on it and leaves the decision on it to the discretion of the arbitrator. On July 26, 2022, the arbitrator announced that he would issue a decision during the first quarter of 2023. Subsequent to the reporting period, on March 3, 2023, the arbitrator announced that he would issue a decision during the second quarter of 2023. Also, in accordance with the arbitrator decision, the company submitted a notice regarding the legal expenses paid as part of the arbitration procedure in the amount of approximately NIS 6 million.

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

Notes to the Financial Statements as at December 31, 2022

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

d)	Statement of Claim filed by Edelcom within the arbitration

On July 27, 2017, Edelcom submitted a lawsuit against Amos Luzon Group, Dori Energy and Ellomay ("Defendants"), in respect of the transfer of company shares in contrary to the provisions of the shareholders agreement signed between the Company and its shareholders on November 25, 2010 (hereinafter: "Shareholders Agreement"). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders agreement while contracted in investment agreement followed by an allocation of shares made in contrary to the provisions of the shareholders agreement. Edelcom claims for a various of declaratory remedies and an operative remedy which will enforce of the sanctions set forth in the shareholders agreement, an order directed to the company and ordered her to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the company, including dividends or repayment of shareholders loan, and an order addressed to the company and ordered her to suspend deceased Mr. Menachem Refael role as a director of the Company from Dori energy and prohibit deceased Mr. Rephael be present or vote in meetings of the Board. The parties agreed that this claim will be transferred to the arbitration proceedings. On October 22, 2019, the arbitrator ruled to delete the claim regarding Edelcom claim regarding the right of refusal.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

10.	Faults in production units

1.
On November 21, 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station as a result that turbine was temporarily out of use until its repair in February 2019. This failure did not have materially effect on the Company operations.  In 2019, the company recognized indemnification property in the amount of NIS 5.3 million (USD 1.5 million) for this failure which paid during 2019 and 2020. In 2021, the company recognized indemnification property in the amount of approximately NIS 20 million (USD 6.5 million). During the first, second and third quarters of 2022, approximately NIS 20.5 million (approximately USD 6 million) were received. During the fourth quarter in 2022, the company recognized an additional indemnity asset for the said malfunction in the amount of approximately NIS 9 million (approximately USD 2.6 million). In the company opinion, based on the company insurance consultant, the company has adequate insurance coverage for the consequences of the said malfunction and that it is certain that the company will receive the balance of the indemnity property in the amount of approximately NIS 11.3 million (approximately USD 3 million) during 2023. Subsequent to the reporting period, a total of approximately NIS 21 million (approximately USD 6 million) was received from the insurance companies.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

10.	Faults in production units

2.
On January 26, 2022, components from the gas turbine in the power plant where damaged in the manner that this turbine was temporarily out of use, a malfunction did not material impair the Company current operations, the Company deducted the reduced cost of the said components which was imputed to profit and loss in the depreciation and amortization note of approximately NIS 10 million and accordingly during the third quarterly the Company replaced these components with refurbished components at a cost of approximately NIS 20 million. Subsequent to the reporting period, On January 12, 2023, the company sent to the company maintenance contractor a demand for compensation for the aforementioned damages, which are not insured under the insurance in the amount of approximately USD 4.6 million caused to the company Claiming that the damage was caused by the negligence of the maintenance contractor.

Subsequent to the reporting period, On February 5, 2023, the maintenance contractor rejected the company demand. On February 27, 2023, the company decided to activate the arbitration mechanism in accordance with the operation and maintenance agreement between the parties. On May 1, 2023, A preliminary discussion was held with the agreed arbitrator, in which dates were set for meetings for the beginning of 2024.

3.
On July 4, 2022, a malfunction was discovered in one of the steam turbines in the power plant in such a way that this turbine was temporarily out of use. The malfunction was treated by installing a specific replacement component in the steam turbine and the steam turbine returned to operation at the end of July 2022. The cost of repairing the malfunction component in the steam turbine is not material to the company.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Subsequent to the reporting period, on January 8, 2023, Alon Gat announced the termination of the agreement on March 31, 2023.

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
At the beginning of November 2022, Energian began to flow gas to the company power plant facility.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

13.	Third party notice from IEC

On November 22, 2020, the Electric Company announced to the company that a class action lawsuit had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus causing damage to electricity consumers. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. On November 22, 2020, the IEC filed a third-party notice against the company. On October 31, 2021, a hearing was held on the request to send notices to third parties. Subsequent to the reporting period, on April 10, 2023, the court decided to reject the request to send a third parties notice from IEC. On June 11, 2023, IEC filled an appeal to the Supreme Court against the Court decision. In the Company estimation, based on the opinion of its legal counsel, at this stage cannot intelligently assess the results of the IEC appeal.

14.	Possibility to expand the station by adding a turbine at the area of the existing station

The company is considering the possibility of constructing an expansion to the power plant in the area of the existing station which will be a complementary part to the station and will be synergistic to it. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections and NIC approval. On January 11, 2021, following the company request, the NIC decided to postpone the final decision. On December 27, 2021, NIC Decided to bring the construction of the said expansion to government consideration (In the decision there is a condition for the building permit detailed in NIC decision number 20/2021). Subsequent to the reporting period, on May 28, 2023, the Government Secretary announced and published, that the Government approved the plans for national infrastructures regarding, among other things, the construction of an expansion to the power plant at the Dorad Ashkelon site (Dorad 2).

15.	Change in the clusters of demand hours

On August 28, 2022, the Electricity Authority issued a resolution in which, among other things, a change in the clusters of demand hours (hereinafter: "Mashab") was established, according to the decision the shoulder Mashab was canceled, peak hours will be shifted in some seasons from noon to evening hours and the number of months in the summer season will be expanded to 4 months (June to September instead of July and August). Subsequent to the reporting period, on January 1, 2023, the decision enters into force. The company is examining the impact of the aforementioned decision on the company results.

16.	Virtual supplier

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments (cont’d)

17.	Dividend distribution

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

18.	Settlement agreement with the Egyptian gas supplier

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

As at the date of the report, the Company provided, through its shareholders, based on their proportionate holdings in the Company and pursuant by the financing agreements bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and in favor of NOGA, as required under the Company’s agreement with NOGA, and in accordance with the guidelines published by the PUA. On January 2022, there was an update to the amount of the guarantee provided to NOGA whereas the total updated amount is NIS 146 million. In order to comply with the terms of the supply license of a virtual supplier, the company has provided a guarantee in the amount of NIS 2 million in favor of the PUA.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

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

Note 13 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2022	2021
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

See Note 12A(1)(a) regarding an issuance of shares against a conversion of loans into equity.

Note 14 - General and Administrative Expenses

	For the year ended December 31
	2022	2021	2020
	NIS thousands
Wages and related expenses	13,923	13,490	13,191
Rental and office maintenance	2,700	2,581	2,310
Profession services	6,578	7,263	8,583
Depreciation	772	919	913
Other	93	8	30
Expenses (income) doubtful debt	-	241	(101)

	24,066	24,502	24,926

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 15 - Financing Income and Expenses, Net

	Year ended December 31
	2022	2021	2020
	NIS thousands
Financing income
Net foreign exchange	31,784	-	-
Revaluation of derivatives	13,914	3,110	-
Interest income from bank deposits	6,433	1,584	3,056

Total financing income	52,131	4,694	3,056

Financing expenses
Revaluation of derivatives	-	-	11,050
Interest expense on bank loans	268,802	206,328	132,763
Net foreign exchange loss	-	8,768	11,228
Bank commissions	587	1,030	645
Lease financing expenses	1,472	1,484	1,546
Other financing expenses	255	1,403	196

Total financing expenses	271,116	219,013	157,428

Net financing expenses	218,985	214,319	154,372

Note 16 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

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

In order to manage these risks and as described hereunder (see note 16.E.1), the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	December 31
	2022	2021
	NIS thousands
Derivatives presented under current liability
Forward exchange contracts used for economic hedge	-	(268)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

B.	Risk management framework

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

Cash and cash equivalents
As at December 31, 2022, the Company has cash and cash equivalents in the amount of NIS 151,481 thousand (December 31, 2021 - NIS 201,860 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Pledge deposits
The company does not hold pledge deposits.

Restricted deposits
As at December 31, 2022 the Company has deposits in the amount of NIS 514,543 thousand that are restricted according to the financing agreements (December 31, 2021 – NIS 480,476 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

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

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2022
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	228,468	228,468	228,468	-	-	-	-

Other payables	9,876	9,876	9,876	-	-	-	-

Lease liabilities	53,937	53,937	199	4,446	4,645	12,939	31,708

Loans from banks	2,491,401	2,891,099	190,630	177,477	365,859	998,116	1,159,017

	2,783,682	3,183,380	429,173	181,932	370,504	1,011,055	1,190,725

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2021
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	324,532	324,532	324,532	-	-	-	-

Other payables	6,067	6,067	6,067	-	-	-	-

Lease liabilities	53,493	53,493	296	4,329	4,622	16,134	28,112

Loans from banks	2,637,538	3,162,681	211,102	170,088	355,211	1,011,752	1,414,528

	3,021,630	3,549,773	541,997	174,417	359,833	1,027,886	1,442,640

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

As of December 31, 2022, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulations applicable to the area of operations as approved by the electricity authority and changes in load, system, and time (“TAOZ”), a change in the gas purchase costs and other changes in the electricity and gas market, COVID-19 effect, political and security events.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

E.	Market risk (Cont'd)

(1)	Linkage and foreign currency risk

As a result of the Company's agreement with the construction contractor, maintenance contractor and the gas suppliers, as described in Note 12, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase dollars for NIS. As a result of loans from banks and shareholders that are linked to the CPI, the Company is exposed to changes in the CPI. To reduce this exposure, the Company entered forward transactions to purchase CPI.

(a)	The exposure to linkage and foreign currency risk

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2022
	Non-financial	Unlinked	CPI-linked	US Dollar linked	Euro linked	Total
	NIS thousand
Financial assets and financial liabilities:

Current assets:
Cash and cash equivalents	-	91,588	-	59,893	-	151,481
Trade receivables	-	238,581	-	-	-	238,581
Other receivables	32,809	-	-	-	-	32,809

Non-current assets:
Restricted deposits	-	270,716	-	243,827	-	514,543
Prepaid expenses	32,072	-	-	-	-	32,072
Fixed assets	3,253,196	-	-	-	-	3,253,196
Intangible assets	6,404	-	-	-	-	6,404
Right of use assets	57,486	-	-	-	-	57,486

Current liabilities:

Current maturities of loans from banks	-	-	279,506	-	-	279,506

Current maturities of lease liabilities	-	-	4,645	-	-	4,645
Trade payables	-	206,749	-	21,714	5	228,468
Current tax liabilities
Other accounts payable	1,563	9,876	-	-	-	14,439
Financial derivatives

Non-current liabilities:
Loans from banks	-	-	2,211,895	-	-	2,211,895
Other long-term liabilities	-	-	-	17,529	-	17,529
Long-term lease liabilities	-	-	49,292	-	-	49,292

Provisions for dismantling and restoration	50,000	-	-	-	-	50,000
Deferred tax liabilities	215,016	-	-	-	-	215,016

Liabilities for employee benefits, net	160	-	-	-	-	160

Total exposure in statement of financial position in respect of financial assets and financial liabilities	3,115,228	384,260	(2,545,338)	264,477	(5)	1,218,622

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company's exposure to linkage and foreign currency risk is as follows:

	December 31, 2021
	Non-financial	Unlinked	CPI-linked	US Dollar linked	Total
	NIS thousand5
Financial assets and financial liabilities:

Current assets:
Cash and cash equivalents	-	151,323	-	50,537	201,860
Trade receivables	-	248,844	-	-	248,844
Other receivables	40,289	-	-	-	40,289

Non-current assets:
Restricted deposits	-	268,317	-	212,159	480,476
Prepaid expenses	33,235	-	-	-	33,235
Fixed assets	3,378,466	-	-	-	3,378,466
Intangible assets	6,038	-	-	-	6,038
Right of use assets	57,530	-	-	-	57,530

Current liabilities:

Current maturities of loans from banks	-	-	280,753	-	280,753

Current maturities of lease liabilities	-	-	4,622	-	4,622
Trade payables	-	280,211	-	44,321	324,532
Current tax liabilities	21,795	-	-	-	21,795
Other accounts payable	7,100	-	-	-	7,100
Financial derivatives	-	-	-	268	268

Non-current liabilities:
Loans from banks	-	-	2,356,785	-	2,356,785
Long-term lease liabilities	15,834	-	-	-	15,834
	-	-	48,871	-	48,871
Provisions for dismantling and restoration	50,000	-	-	-	50,000
Deferred tax liabilities
	192,676	-	-	-	192,676
Liabilities for employee benefits, net	160	-	-	-	160
Total exposure in statement of financial position in respect of financial assets and financial liabilities	3,227,993	388,273	(2,691,031)	218,107	1,143,342

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to foreign currency risk due to derivative financial instruments is as follows:

	December 31, 2021
	Currency/	Currency/	Principal	Dates
	linkage	linkage	amount in	range of
	receivable	payable	$ millions	expiration	Fair value
					NIS thousands
Instruments used
Economic Hedge:
Forward foreign				31.01.2022
currency contracts	US dollars	NIS	34	31.12.2022	(268)

(b)	Sensitivity analysis

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

	December 31, 2022		December 31, 2021
	Increase	Decrease	Increase	Decrease
	Profit or loss	Profit or loss	Profit or loss	Profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	15,186	(15,186)	13,135	(13,135)
10% in the U.S. dollar (1)	30,372	(30,372)	26,270	(26,270)
1% change in CPI (2)	(24,914)	24,914	(26,375)	26,375
2% change in CPI (2)	(49,828)	49,828	(52,751)	52,751

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, derivatives and balances of trade and other payables in foreign currency.

(2)	The effect of the change on equity is the same as in profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 16 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, derivative financial instruments, trade payables, long term loans from related parties and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2022		2021
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Long-term loans from banks (*)	2,491,401	2,477,757	2,637,538	2,728,343

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2022	2021
	%	%
Long-term loans from banks	3.3%	3.3%

(3)          Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Derivatives used for hedging:
Forward foreign currency contracts	-	(268)	-	(268)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 17 - Lease

The Company applies IFRS 16, Leases, as from January 1, 2019. The Company has lease agreements with respect to the following items:

(1)	Land

(2)	Offices

(1)	Information regarding material lease agreements

(a)
The Company leases land from EAIS for a period of 25 years during which the Company established a power station. The contractual period ends on May 20, 2039. The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2022, for the lease was approximately NIS 52,896 thousand and NIS 56,464 thousand respectively.

Following an agreement signed with the EAIS, regarding the land lease, the Company paid NIS 3,047 thousand for its share of the lease payments paid by the EAIS to the ILA. This amount was capitalized to the right of use assets and amortized during the lease period, see Note 12A (2).

(b)
The Company leases offices from Africa Israel for a period of 5 years with extension options, the extension periods end on December 8, 2022. On February 28, 2022, the company signed the extension of the agreement until June 30, 2025. The total liability for the lease and the right of use assets recognized in the statement of financial position as of December 31, 2022, for the lease of the offices is approximately NIS 1,041 thousand and approximately NIS 1,022 thousand respectively.

(2)	Right-of-use assets

(a)	Composition and changes

	Land *	offices	Total
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2021	58,991	1,122	60,113

Depreciation on right-of- use assets	(3,231)	(585)	(3,816)
Index on right-of-use assets	1,212	21	1,233

Balance as at January 1, 2022	56,972	558	57,530
Addendum to office rental agreement	-	797	797

Depreciation on right-of- use assets	(3,345)	(398)	(3,743)
Index on right-of-use assets	2,837	65	2,902

Balance as at December 31, 2022	56,464	1,022	57,486

* The balance of land includes the classification of prepayment of lease payments, see above in Note 17 (1) a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 17 - Lease (cont’d)

(3)	Lease liability

Maturity analysis of the Company lease liabilities

December 31, 2022
NIS thousands

Less than one year	4,645
One to five years	21,829
More than five years	27,463

Total	53,937

Current maturities of lease liability	4,645
Long-term lease liability	49,292
Total	53,937

(4)	Additional information on leases

Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
NIS thousands	NIS thousands	NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,472	1,484	1,546

	Year ended December 31, 2022	Year ended December 31, 2021
	NIS thousands	NIS thousands

(a) Amounts recognized in the statement of cash flows
Cash outflow for leases	4,726	4,624

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 18 - Related and Interested Parties

Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2022	2021	2020	2022	2021
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
Parties having significant influence	On December 2017 the Company entered into an agreement with Edeltech O&M Ltd regarding operation and maintenance of the power plant including the purchasing of spare parts	221,847	178,770	170,765	22,471	26,772

Parties having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012 see Note 12A(10). The payments will be made on a monthly basis throughout the period of the agreement. See Note 12A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd. As of December 2017, the agreement is directly with Edeltech. From November 2022, the agreement was converted to EAIS.	3,458	3,336	3,310	-	-

Parties having significant influence	The Company entered into a lease agreement of the land for the power plant (see Note 12A(2)).	4,124	4,019	4,056	-	-

Related Party	The Company engage with Ramat Negev Energy for purchase electricity and gas.	13,356	1,838	1,594	-	-

Key management personnel	Salary and benefits for the company Key management personnel	5,694	5,446	5,621	2,049	1,964

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2022

Note 19 - Subsequent Events

A.
On January 26, 2023, the PUA published an update of the aforementioned decision according to which the average production component decreased by approximately 1.2% compared to the aforementioned rate. On March 26, 2023, the PUA published an update of the aforementioned decision according to which the average production component decreased by about 1.4% compared to the rate in the previous decision, which came into effect as of April 1, 2023, and for the rest of 2023.

B.
On January 12, 2023, a demand for compensation was sent to the company maintenance contractor for damages in the amount of approximately USD 4.6 million caused to the company due to a malfunction caused in January 2022 to one of the company gas turbines. On February 5, 2023, the maintenance contractor rejected the company demand. On February 27, 2023, the company decided to trigger the arbitration mechanism under the operation and maintenance agreement between the parties. On May 1, 2023, A preliminary meeting was held with the agreed arbitrator, in which dates were set for meetings at the beginning of 2024 (note 12.A.10).

C.	Regarding the insurance amounts received from the insurance companies after the reporting date in the amount of approximately NIS 21 million (approximately USD 6 million), see note 12.A.10.

D.	On January 8, 2023, Alon Gat announced the termination of the agreement with the company on March 31, 2023 (note 12.A.11).

E.
On April 10, 2023, the court decided to reject the request to send a third parties notice from IEC. On June 11,2023, IEC filled an appeal to the Supreme Court against the Court decision (Note 12.A.(13)).

F.
On April 4, 2023, the company received from the rating company S&P Maalot an update of the company debt rating forecast to ILAA-/Negative. Updating the aforementioned rating forecast had no effect on the company interest rate.

G.
On May 28, 2023, Government Secretary announced and published, that the Government approved the plans for national infrastructures regarding, among other things, the construction of an expansion to the power plant at the Dorad Ashkelon site (Dorad 2).