Form 20-F
period 2023-12-31
Ellomay Capital Ltd.
filed 2024-04-18
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

EXPLANATORY NOTE

In the financial statements included in this Report, comparative amounts of other comprehensive income were retrospectively classified in order to present the change in fair value of cash flow hedges transferred to profit or loss, which resulted in approximately €37.3 million and €21.8 million being reclassified for the years ended December 31, 2022 and 2021, respectively, from Effective portion of change in fair value of cash flow hedges to Net change in fair value of cash flow hedges transferred to profit or loss.

This retrospective classification did not have any effect on our profit (loss) and on our total other comprehensive income (loss) for these years.

i

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd., or the Report. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the relevant exchange rate as of December 31, 2023.

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

INDUSTRY AND MARKET DATA

This Report contains and incorporates by reference market data, industry statistics, and other data that have been obtained from, or compiled from, information made available by third parties. Although we believe these third-party sources are reliable, we have not independently verified the information. Except as may otherwise be noted, none of the sources cited in this report has consented to the inclusion of any data from its reports, nor have we sought their consent. In addition, some data are based on our good faith estimates. Such estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as our own management’s experience in the industry, and are based on assumptions made by us based on such data and our knowledge of such industry and markets, which we believe to be reasonable. However, none of our estimates have been verified by any independent source. See “Forward-Looking Statements” below.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance;

●	regulatory changes and government interventions impacting electricity prices and other changes in electricity prices, including their impact on the fair value of financial instruments and assets;

●	weather conditions and various meteorological and geographic factors;

●	our EPC contractors’ and our other contractors’, suppliers’ and service providers’ technical, professional and financial ability to construct, install, test and commission a renewable energy plant and to provide us with the required services and support, including operation and maintenance, or O&M, undertakings in connection with the development, construction and operation of our renewable energy plants;

●	the availability of financial incentives, government subsidies and governmental regulations on our operating renewable energy projects and projects under development and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

●	defects in the components of the renewable energy plants we operate or theft of various components;

●	our ability to meet our obligations, undertakings and financial covenants under various financing agreements, including to our debenture holders, our ability to raise additional equity, debt or other types of financing in the future and the limitations imposed on us in the deeds of trust governing our debentures;

●	risks due to our current debt, which has increased in recent years, and future debt;

●	our inability to generate a positive cashflow from our operations;

●	risks relating to operations in foreign countries, including cross currency movements, payment cycles and existing and changing tax arrangements, rules, requirements and international initiatives;

●	our inability to locate land suitable or sufficient for the needs of the projects that we develop and potential disagreements with landowners;

●	potential effects of the war and hostilities in Israel on our Israeli operations, projects under development and headquarters;

●	natural disasters, terrorist attacks, other catastrophic events, cyber attacks and information technology or telecommunication system disruptions;

●	changes in the prices of the components or raw materials required for the production of renewable energy;

v

●	our dependency on revenues and cash flows from the Talasol PV Plant;

●	risks in connection with our Waste-to-Energy, or WtE, plants in the Netherlands, including shortages, insufficient quality or changes in prices of raw materials, increase in delivery prices and environmental and other regulatory changes;

●	risks relating to our Israeli operations, including the centralized electricity market and exposure to damages due to hostile attacks;

●	the risks we are exposed to due to our holdings in Ellomay Luzon Energy Infrastructures Ltd. (f/k/a U. Dori Energy Infrastructures Ltd.), or Ellomay Luzon Energy and Dorad Energy Ltd., or Dorad, including risk factors generally applicable to electricity manufacturers and our joint control of Ellomay Luzon Energy and lack of control of Dorad, restrictions on our right to transfer our holdings in Ellomay Luzon Energy, regulatory changes applicable to Dorad, shortages of gas, exposure to changes in the Israeli consumer price index and exchange rates and involvement in legal proceedings;

●	the market, economic and political factors in the countries in which we operate;

●	our ability to maintain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken, including the impact of competition and changes in the renewable energy markets;

●	future disagreements with our partners who own a portion of our renewable energy plants;

●	fluctuations in the value of currency and interest rates;

●	risks related to our incorporation and location in Israel, including security risks and political risks;

●	risks related to economic uncertainty and exposure to the impact of the military conflict between Russia and Ukraine;

●	our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

●	we are controlled by a small group of shareholders and, as a foreign private issuer, may rely on home country practices with respect to certain matters;

●	the price, market liquidity and volatility of our ordinary shares, potential future dilutions and listing on two markets;

●	dependency on key management and personnel;

●	our inability to maintain effective internal controls over financial reporting;

●	impact of provisions of Israeli law on our shareholders’ ability to enforce US judgements on us, on the ability to acquire us or a controlling position in our company, on rights and obligations of shareholders; and

●	exposure to legal and administrative proceedings and tax audits.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project. We are currently active in several projects in various development and construction stages, including the construction of a 156 Mega Watt, or MW, pumped storage project in the Manara Cliff in Israel, or the Manara PSP, and the development of various PV projects in Italy, Spain, Israel and the United States. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals and the inability to obtain financing (whether from lending institutions or tax equity partners, as applicable), upon terms economically beneficial or at all. Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, residents living in the vicinity, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that we cannot control. All projects in the development and construction stages are subject to additional risks, including changes to existing regulation that could reduce the potential profitability of such projects, potential disagreements and conflicts with partners, dependency on technical consultants, and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts and the impairment of some or all of the capitalized investments we made in connection with the project. Such impairment would have an adverse impact on our financial position. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

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

Government interventions in response to high energy prices may negatively impact revenues or increase our tax burden. European countries responded, during 2021 and 2022, to the increased energy prices experienced by adopting several measures aimed at reducing or limiting the profits of renewable energy manufacturers through taxes or other regulatory arrangements. For example, Spain introduced a reduction mechanism for excess remuneration resulting from the high price of natural gas during 2021-2022 and Italy introduced a set of laws aimed at reducing excess remuneration. This Spanish regulation mainly impacted our operating profit from the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol PV Plant (with respect to the portion of revenues not subject to the financial power swap executed in connection with the Talasol PV Plant, or the Talasol PPA), and from our Spanish 28 MW photovoltaic plant, or the Ellomay Solar PV Plant. Although the electricity prices in Spain and Italy decreased during 2023, future changes and increases in electricity prices in Spain, Italy and other countries or areas in which our plants are located could cause local regulators to adopt new measures aimed at limiting the profitability of renewable energy manufacturers. These measures may include caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. It is possible these measures may intensify and be adopted by other countries in which we operate will operate in the future in which case it could materially affect our financial results.

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

The success of our renewable energy plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy plants, or the Contractors, and of the other third parties involved in the construction and operation of the plants, including technical consultants, subcontractors, local advisors, financing entities, land owners, suppliers of feedstock, suppliers of solar panels and other components of a PV system, the energy grid regulator, governmental agencies and potential purchasers of electricity. The construction and operation of a renewable energy plant requires timely input, often of a highly specialized technical nature, and cooperation from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, suppliers of solar panels and other components of a PV system, land owners, subcontractors, electricity brokers, financing entities (including tax equity partners) and governmental and related agencies (as subsidizers and as regulators). If we fail to obtain such input or cooperation, or fail to locate suitable suppliers, equipment, land or other components required in order to efficiently and timely construct or operation a renewable energy plant, the specific project and our results of operations may be materially adversely affected. In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations, warranties or undertakings are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption or cessation of construction or operations or abandonment of the relevant plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

Our business is affected by the availability of financial incentives and supporting regulation. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands, Israel and the United States, previously introduced substantial incentives to offset the cost of renewable energy production, including photovoltaic power systems and WtE technologies, in the form of Feed-in-Tariff, or FiT, green certificates, tax credits or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose waste management methods that are more environmentally-friendly, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example with respect to photovoltaic installations in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. If the governments in the countries in which we operate facilities that are entitled to incentives elect to revise the existing incentive schemes to reduce incentives, or in case of future deterioration in the financial position of the local governments resulting in partial or no payment or in regulatory changes, it may adversely affect our profitability from projects that receive incentives.

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

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of our renewable energy plants, our results of operations may be adversely affected. In connection with the financing of some of our PV Plants, our WtE plants, and the Manara PSP, we entered into long-term agreements with various financing entities and may in the future enter into additional project finance agreements, for example, the projects currently under development in Italy. The financing agreements include, and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing income derived from the relevant plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would adversely affect our financial position and results of operations and our ability to obtain outside financing for other projects.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations. We currently have substantial PV operations in Spain and in Italy and WtE operations in the Netherlands, all of which are held by our wholly-owned Luxembourg subsidiary, Ellomay Luxembourg Holdings S.àr.l, or Ellomay Luxembourg, and may make additional investments in projects located in Europe, such as the development and construction of additional PV plants in Spain and Italy. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as variations in tax laws as compared to Israel, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. Our European operations subject us to a number of these risks, as well as the requirement to comply with the local laws, such as the Spanish, Italian, Dutch and EU laws, which could be burdensome to our operations. We cannot assure you that we would be able to adequately address some or all of these risks. If we were unable to do so, our operations might suffer.

We may not be able to source land sufficient or suitable for the development of our projects. We do not own the land on which a substantial portion of the projects in our portfolio are located. The successful development of a renewable energy project requires obtaining rights, whether ownership or lease rights, to land suitable for the project, including among other features, its location, size, geological status and the ability to build, or proximity to, interconnection facilities and transmissions systems. Such land may not always be available to us at all or under acceptable terms and, if available, may require the execution of long-term leases or other long-term arrangements. The construction of our facilities requires substantial investments and efforts and as the majority of our projects are located on land owned by third parties, we are subject to risks in connection with such ownership, including disputes with landowners and with other third parties, such as creditors of the landowners. Any loss of rights to the land on which our projects are located or constructed could have a material adverse effect on our business, financial condition and results of operations.

Natural disasters, terrorist attacks, or other catastrophic events could harm our operations. Our worldwide operations could be subject to natural disasters, terrorist attacks, public health events and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. Among others, floods, storms, seismic turbulence and earth movements may damage our projects in operation or under construction. The insurance coverage we have for a portion of such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” In the event that an earthquake, fire, tsunami, typhoon, terrorist attack, or other natural, manmade or technical catastrophe were to damage or destroy any part of our plants or those of manufacturers on which we rely, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected.

An increase in the prices of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. However, the Covid-19 pandemic and its effects on global supply chains, since 2020, halted years of solar panel price cost reductions. The Covid-19 pandemic has put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials and components, and shipping bottlenecks creating supply chain shortages and delays. It may take several years until solar module prices stabilize. Increased costs of replacing components in our existing plants and of constructing new plants, could potentially delay the commencement or completion of construction of new projects and may impact the profitability of constructing plants and our ability to expand our business. Also, shortage or delays to deliveries of vital components can result in construction and installations delays.

The market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. The changes in the renewable energy field, such as the adoption of additional supporting legislation, combined with the impact of shortage of natural gas and other sources of energy, raised additional awareness and interest in the filed by many market participants, including private and public companies, investment funds, institutional investors and others. For example, in recent years the Israeli Electricity Authority commenced issuing licenses to photovoltaic installations in tender processes resulting in a substantial decrease in prices per KWh in the newly issued licenses and our competitors, who strive to construct new renewable energy plants and acquire existing plants, may offer lower prices per KWh in future tender processes. Existing and future competition may also impact our ability to obtain project finance for our facilities. Our competitors may have established more prominent market positions, may have greater resources and may have more experience in this field than us. Extensive competition may adversely affect our ability to continue to acquire and develop new plants.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating PV plants and the Netherlands’ WtE plants, except the Talasol PV Plant, of which we hold 51%. We also own 83.333% of the Manara PSP and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or to our operating plants. Although we control both the Talasol PV Plant and the Manara PSP, any disagreement with our partners could affect decisions made in connection with the Manara PSP and the Talasol PV Plant and may require management resources and attention. Any damages caused due to such disagreements could adversely affect our business plans and results of operations.

We may be subject to disruptions or failures in information technology, telecommunication systems and network infrastructures that could have a material adverse effect on our business and financial condition. Our renewable energy business relies, among other things, on information technology and on telecommunication services as we remotely monitor and control our assets and interface with regulatory agencies and wholesale power markets. Disruptions or failures in such systems may result due to various causes, including internal malfunctions in our systems or in the systems of third parties such as suppliers, governmental authorities, from employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents and may also result from cyber-attacks or other breaches of information technology security. As a result of Israel’s war with Hamas and recent hostilities with the Iranian regime, we also face increased cybersecurity risks associated with the ongoing conflict and the fact that our headquarters are located in Israel. Such disruptions and failures could have an adverse effect on our business operations, financial reporting, financial condition and results of operations.

Fluctuations in energy prices and the resulting changes in the fair value of financial instruments and assets may impact our financial results. Renewable energy manufacturers, such as our company, may execute financial power swaps or other offtake arrangements that fix the price of the all or part of the electricity manufactured by a plant. These instruments and the related assets or liabilities are recorded at fair value in our financial statements. Increases in market prices of electricity generally cause a significant change in the fair value of assets or liabilities recorded in connection with these instruments and result in decreases in our shareholders equity. For example, as of December 31, 2022, we recorded current maturities of derivatives in the amount of approximately €33.2 million as a result of the increase in the fair value of the liability resulting from the Talasol PPA and a similar reduction in our shareholders’ equity. Although these changes do not impact our cash flow (as the revenues of Talasol Solar S.L.U, or Talasol, from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider), there is an impact on our balance sheet and on the other comprehensive income (loss). Future material fluctuations in the market price of electricity could have a material adverse impact on our financial results and could further decrease our shareholders’ equity.

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

The use of tax equity arrangements to finance projects will limit certain management rights and operational flexibility with respect to those projects, as well as our rights to tax credits generated by those projects. We expect that our U.S. projects will have tax equity financing arrangements in place, which will require us to transfer all or some of the investment tax credits generated by each project to a tax equity investor. To the extent we want to incur project-level debt at a project in which we transferred the investment tax credits to a tax equity investor, we may be required to obtain the tax equity investor’s consent prior to such incurrence. In addition, to avoid the recapture of investment tax credits, we are required to keep the project in an operational status for at least the first five years of operations and we cannot reduce our ownership of the project below a certain percentage during this period. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions that would have improved our financial position and results of operations.

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

Risks Related to our WtE (Biogas) Plants

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy plants in general, WtE plants are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE plants are exposed to additional risks specific to this industry, including:

●	As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind and solar energies), the success of a WtE plant depends, among other things, on the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants and meet a certain of range of energy (gas, electricity or heat) production levels. To ensure a continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, a WtE plant is required to enter into supply relationships with several feedstock suppliers, such as farmers, food manufacturers and other specialized feedstock suppliers and to continuously monitor the proposed transactions to locate the most efficient and beneficial offers. Any increase in the price of feedstock or shortage in the type or quality of feedstock required to produce the desired energy levels with the technology used by the plant could slow down or halt operations, causing a material adverse effect on the results of operations. The price and quality of the feedstock mix might also increase the plant’s operating costs, either due to the need to purchase a more expensive feedstock mix to meet the desired energy production levels, or due to an increase in residues and the resulting increase of surplus quantities that require removal. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of our WtE plants. As a result of the Russia-Ukraine military conflict, our WtE plants experienced a shortage of raw materials and feedstock, which impacted the composition of the materials used by the facilities and their production.

●	The operation of WtE plants is highly complex and requires ongoing supervision and maintenance. Several factors may impact the efficiency of the facilities, including the availability and cost of feedstock, the composition of feedstock, malfunctions and damages. In addition, following a correction of malfunctions that disables the system, the plant does not generally return to maximum capacity immediately and the startup is implemented gradually. Although we have insurance policies that cover damages and loss of revenue upon certain events, these insurance policies may not cover all damages or be available to us in the future, on acceptable terms or at all.

●	The expense level and profitability of WtE plants depends on many factors, many of which are not within our control. For example, the recent increase in fuel prices increased transportation costs and operating expenses of our WtE plants. Any future increase in expenses could materially impact the results of operations and financial condition of our WtE plants.

●	The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE plants and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provide incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE plants. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Israeli Operations

The Talmei Yosef PV Plant and the Dorad Power Plant are located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is located the northern part of Israel, in proximity to the border with Lebanon. The war and hostilities in Israel, commencing October 7, 2023, may pose a risk to such operations. The Talmei Yosef PV Project is located near the Gaza Strip border and the Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any such further attacks to the area surrounding the Gaza Strip or the northern border of Israel or any direct damage to the location of the Dorad Power Plant or the Manara PSP may damage it and disrupt their operations, and may cause losses and delays. On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024. As a result of the attacks in northern Israel, the construction works on the Manara PSP site were halted and have not yet been resumed. Although we expect to receive compensation for certain damages, there is no assurance that the compensation will be fully or timely received and, even if received, that it will cover all of our direct and indirect damages as a result of the delays. The continuation or future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact the Company’s Israeli operations and projects under development and the Company’s results of operations. In addition, any operations in Israel are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damage the facilities or the transmission of gas to the Dorad Power Plant or may adversely impact customers and may cause losses or delays. Although we executed an agreement to sell our holdings in the Talmei Yosef PV Plant on December 31, 2023, until the sale is consummated, we continue to be exposed to risks in connection with the Talmei Yosef PV Plant, including the risk that the conditions to closing will not be timely fulfilled and the transaction will not be consummated.

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by Noga – Electricity System Management Ltd., which is a newly-formed Israeli government company managing the national electricity system, or the System Manager, and the IEC, and the licensing requirement that apply to private manufacturers, such as Dorad, in which we indirectly hold 9.375%. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel, such as Dorad, the Manara PSP, the Talmei Yosef PV Plant and any other plant we may wish to develop, promote, construct, operate or acquire, is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event any manufacturer does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, such manufacturer may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect our results of operations.

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

Risks Related to our Investment in Ellomay Luzon Energy

We have joint control in Ellomay Luzon Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Ellomay Luzon Energy (f/k/a U. Dori Energy Infrastructures Ltd.), who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement, or the Ellomay Luzon Energy Shareholders Agreement, with Ellomay Luzon Energy and the other shareholder of Ellomay Luzon Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Ellomay Luzon Energy, should differences of opinion as to the management, prospects and operations of Ellomay Luzon Energy arise, such differences may limit our ability to direct the operations of Ellomay Luzon Energy. Moreover, Ellomay Luzon Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Ellomay Luzon Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Ellomay Luzon Energy and limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Since July 2015, several of Dorad’s direct and indirect shareholders, including Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, a limited partnership directly and indirectly wholly-owned by us that holds Ellomay Luzon Energy’s shares, are involved in various legal proceedings, all as more fully described in “Item 4.B: Business Overview” below. In addition, to the extent our interest in Ellomay Luzon Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

The Ellomay Luzon Energy Shareholders Agreement contains restrictions on our right to transfer our holdings in Ellomay Luzon Energy, which may make it difficult for us to terminate our involvement with Ellomay Luzon Energy. The Ellomay Luzon Energy Shareholders Agreement contains several restrictions on our ability to transfer our holdings in Ellomay Luzon Energy, including a right of first refusal. The aforesaid restrictions may make it difficult for us to terminate our involvement with Ellomay Luzon Energy should we elect to do so and may adversely affect the return on our investment in Ellomay Luzon Energy.

Our holdings in Ellomay Luzon Energy are pledged to the holders of our Series E Secured Debentures, which may limit our ability to sell such holdings or perform other actions that may be beneficial to us. On February 1, 2023, we issued a new series of secured nonconvertible debentures due March 31, 2029, or the Series E Secured Debentures. The Series E Debentures are secured by pledges on the shares of Ellomay Luzon Energy held by Ellomay Energy LP and on Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans (and capital notes) provided by Ellomay Energy LP to Ellomay Luzon Energy. The Deed of Trust governing the Series E Secured Debentures includes several limitations and requirements applicable to our holdings in Ellomay Luzon Energy and additional provisions that may limit our ability to sell our holdings in Ellomay Luzon Energy or to revise arrangements with Ellomay Luzon Energy. For further information concerning the Deed of Trust governing our Series E Secured Debentures, issued on February 1, 2023, see “Item 5.B: Liquidity and Capital Resources” under “Series E Secured Debentures” and “Item 10.C: Material Contracts.”

Dorad, which is the only substantial asset held by Ellomay Luzon Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, some of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company, or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Ellomay Luzon Energy’s and on our results of operations and profitability. These factors and events include:

●	Electricity tariffs, which are determined and updated solely by the Israeli Electricity Authority, have a material impact on the results of operations of Dorad.

●	The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

●	Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers and Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

●	Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

●	Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

●	The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to the lenders under the financing documents and may adversely affect Dorad’s operations and profitability.

●	Dorad entered into a long-term natural gas supply agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. This agreement includes a “take or pay” mechanism, subject to certain restrictions and conditions that may result in Dorad paying for natural gas not actually required for its operations. In addition, in November 2022, Dorad started purchasing natural gas from Energean Israel Ltd., or Energean. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

●	The Dorad power plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

●	Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad from time to time executes forward transactions to purchase U.S. dollars against the NIS and other hedging transactions to minimize these risks.

●	Dorad is involved in several arbitration and court proceedings initiated by Dorad’s shareholders, including Ellomay Luzon Energy. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

●	The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

●	Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

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

Risks Related to our Operations and our Structure

We depend on the Talasol PV Plant for a substantial portion of our revenues and cash flows. We depend on the Talasol PV Plant, and expect to continue to depend on the Talasol PV Plant and other relatively large projects, for a substantial portion of our revenues and cash flows. The Talasol PV Plant accounted for approximately 51.1% and 61.4% of our revenues for the years ended December 31, 2023 and 2022, respectively. As new projects reach commercial operation, our dependency on the Talasol PV Plant is expected to reduce. However, this project, as well as other large projects such as the Manara PSP, are still expected to account for a substantial portion of our revenues and cash flows in the future. Consequently, any damage or loss in connection with the Talasol PV Plant could materially reduce our revenues and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our ability to leverage our operations and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities or to enter into other financing arrangements, including tax equity arrangements.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations and to fulfill our development plans. Although we have financing agreements with respect to several of our PV Plants, WtE plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing or financing from tax equity partners, as applicable, for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. In recent years, the global markets as well as the market in Israel have experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities. In addition, we recently entered into the US solar PV market. We expect that our US PV projects will rely on third-party tax equity funding, obtained through the sale of available tax incentives. No assurance can be given that tax equity investors will be available or willing to provide financing on acceptable terms, that we will be able to sell the tax incentives through other markets or that the tax incentives and benefits that are needed to make tax equity financing available will remain in place. Even if we locate a tax equity partner, we may be required to provide them with certain rights with respect to the relevant project, which include rights to a portion of the projects’ cash flows. Our inability to obtain additional financing, through financing entities, tax equity funding or otherwise, on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to execute one or more projects or increase and further develop our operations and execute our business plan.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series C Debentures, Series D Convertible Debentures, Series E Secured Debentures and Series F Debentures, or, together, the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2023, our total indebtedness in connection with corporate and project financing (including the Talasol PV Plant, of which we hold 51% and the Manara PSPs, of which we hold approximately 83.33%) was approximately €442 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures and issuing additional series of debentures, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We cannot assure you that our business will generate cash flow from operations or future borrowings from other sources in an amount sufficient to enable us to service our indebtedness, including the Debentures, or to fund our other liquidity needs. To service our indebtedness, we require a significant amount of cash. Our ability to make payments on, and to refinance our indebtedness, including the Debentures, to fund planned capital expenditures and to maintain sufficient working capital depends on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. As such, we may be unable to generate sufficient cash to service the Debentures or our other indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, such as reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance all or a portion of our indebtedness, including the Debentures, on or before the maturity thereof. These efforts may not be successful and such failure could have a material adverse effect on our operations. We cannot assure you that we will be able to refinance any of our indebtedness, including the Debentures, on commercially reasonable terms or at all, or that the terms of that indebtedness will allow any of the above alternative measures or that these measures would satisfy our scheduled debt service obligations. If we are unable to generate sufficient cash flow to repay or refinance our debt on favorable terms, it could significantly adversely affect our financial condition, the value of our outstanding debt, including the Debentures, and our ability to make any required cash payments under our indebtedness, including the Debentures. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into from time to time in order to manage currency and interest rate related risks. We hold cash and cash equivalents, restricted cash and marketable securities mainly in euro and NIS. Our holdings in our PV Plants located in Spain and Italy and in the WtE plants located in the Netherlands are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Ellomay Luzon Energy are denominated in NIS. Our Debentures and the project finance obtained in connection with the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS and the interest and principal payments are to be made in NIS. The financing for several of our PV Plants bears interest based on EURIBOR rate. Therefore, our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. Although we attempt to manage these risks by executing various swap interest and currency transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below, we cannot ensure we will succeed in eliminating these risks in their entirety. These swap transactions may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

We are incorporated and headquartered in Israel, and some of our operations and projects under development are located in Israel, and therefore we are subject to potential adverse impact of political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and our headquarters and management, and most of our employees are located in Israel. In addition, all of the funding raised by us through equity or debt issuances was raised in the Israeli market and from Israeli investors and several of our projects under development, as well as the Talmei Yosef PV Plant, are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and prospects. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran attacked Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our headquarters, operations and projects under development are located. Any hostilities involving Israel, regional political instability or the interruption or curtailment of trade between Israel and its trading partners could materially and adversely affect our business and results of operations. On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024. In addition to the impact of the war on our operating facilities and projects under development as set forth above under “Risks Related to our Israeli Operations,” we may be exposed to other risks related to the war due to the location of our headquarters in Israel, including the impact of the war on currency exchange rates, interest rates, the Israeli economy and consumer price index and potential trade curtailments, reputational damage, the labor market in Israel and adverse impact on our business relationship with foreign contractors, suppliers, partners, financing entities and other third-parties.

In addition, prior to the commencement of the hostilities and war in Israel, the Israeli government was pursuing extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed judicial changes, if adopted, may negatively impact the business environment in Israel, including due to reluctance of foreign investors to invest or conduct business in Israel, as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. In addition, since the announcement of the proposed changes, large protests have taken place and continue to take place in many cities in Israel. The proposed judicial changes may also adversely affect the labor market in Israel or lead to political instability or civil unrest. At this stage, where the proposed legislation has not become effective, and its scope is not fully determined, we cannot assess the possible impacts of these changes and their likelihood, however, to the extent that any of these negative developments do occur, they may have an adverse effect on our business, financial condition, results of operations and prospects and the market price of our shares, as well as on our ability to raise additional capital.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. This invasion led to global sanctions that have impacted the international economy, to a shortage and ensuing increase in price of natural gas and other forms of energy and electricity, shortages in raw materials, including in the materials comprising the feedstock used by our WtE plants, supply chain delays and an increase in the cost of transportation, impacting the cost of operations of our WtE plants, which depend on transportation of feedstock and residues. We cannot anticipate the length and continued impact of the ongoing military conflict. We are continuing to monitor the situation globally and assessing its potential impact on our business.

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

Our inability to effectively hedge interest rate, currency and other market-related risks may adversely affect our profitability. We use hedging instruments from time to time to manage interest rate, currency and other market-related risks. If any of the variety of instruments we use to hedge our exposure to these various types of risk is not effective, we may incur losses, which may have an adverse effect on our financial condition. The majority of our derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. In addition, there can be no assurance that we will continue to be able to hedge risks related to current or future assets or liabilities in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of our hedge to become ineffective, resulting in potential losses.

Our corporate structure and intercompany arrangements are subject to increasingly complex tax laws of various jurisdictions and expose us to the enactment of legislation implementing changes in taxation of international business activities, or other changes in tax legislation or policies, which could adversely affect our business, financial condition, and results of operations.

We are an Israeli company and therefore subject to Israeli corporate income tax. Our operating subsidiaries are mostly registered outside of Israel. Therefore, we are also subject to taxation in several other jurisdictions around the world.

Tax laws in Israel and these other jurisdictions have grown increasingly complex, and the application thereof can be uncertain. In addition, we are subject to a variety of bilateral and multilateral tax treaties, which can change at any time, eliminating or reducing the tax treatment we currently enjoy. We utilize a variety of tax planning services to address this complexity, but there can be no assurance that we will remain in compliance in the jurisdictions in which we operate, which could subject us to the risk of tax enforcement actions.

The amount of taxes we pay in these jurisdictions could also increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. For example, the Organization for Economic Co-operation and Development (OECD), has put forth two proposals - Pillar One and Pillar Two, which revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. Many countries are expected to implement such legislation in 2024, but it is currently unclear when Israel will do so. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain.

Such legislative initiatives may materially and adversely affect our plans to expand and further develop our operations and may increase our tax liability and administrative expenses and may materially adversely affect our financial condition and results of operations.

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

Tax audits may result in an obligation to make material payments to tax authorities at the conclusion of these audits. We conduct our business globally (currently in Israel, Luxembourg, Italy, Spain, the Netherlands and the USA). Our domestic and international tax liabilities are subject to the allocation of revenues and expenses in different jurisdictions and the timing of recognizing revenues and expenses. Additionally, the amount of income taxes paid is subject to our interpretation of applicable laws in the jurisdictions in which we file. Not all of the tax returns of our operations in other countries and in Israel are final and we may be subject to further audit and assessment by the applicable tax authorities. Such audits often result in proposed assessments and any estimation of the potential outcome of an uncertain tax issue is a matter for judgment, which can be subjective and highly complex. While we believe we comply with applicable tax laws and that we provided adequately for any reasonably foreseeable outcomes related to the tax audit, there can be no assurance that a governing tax authority will not have a different interpretation of the law and assess us with additional taxes, as a result of which our future results may be adversely affected. Although we believe our estimates to be reasonable, the ultimate outcome of such audits, and of any related litigation, could differ materially from our provisions for taxes, which may have a material adverse effect on our consolidated financial statements.

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

We are subject to risks associated with legal or administrative proceedings that could materially affect us. We are subject to risks and costs associated with lawsuits, claims or administrative proceedings. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, purchasers of electricity or green certificates, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences. We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Ellomay Luzon Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Ellomay Luzon Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in our PV Plants or WtE plants would be considered “investment securities,” as we control our PV Plants (other than the Talasol PV Plant) and our WtE plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status in the project companies. We do not believe that the current fair value of our holdings in Ellomay Luzon Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish and Israeli photovoltaic power plants markets and in the Netherlands’ WtE market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospect.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2023. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” below under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares and Ownership Structure

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market. Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of approximately 44.6% of our outstanding ordinary shares. Shlomo Nehama, our Chairman of the Board who controls Nechama Investments holds directly an additional approximately 3.6% of our outstanding ordinary shares and Ms. Anat Raphael, which holds a majority of the outstanding shares of Kanir Investments Ltd., or Kanir Ltd., the general partner of Kanir, holds an additional approximately 2% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of a change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, due to this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. We have two series of options (Series 1 and 2) and one series of convertible debentures (Series D) listed on the Tel Aviv Stock Exchange, or TASE, to purchase an aggregate of 1,780,757 ordinary shares. In the event some or all of our Series 1 Options or Series 2 Options are exercised, or some or all of our Series D Convertible Debentures are converted, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in percentage ownership.

Our ordinary shares are listed on two markets, and this may result in price variations that could affect the trading price of our ordinary shares. Our ordinary shares are listed on the NYSE American LLC and on the TASE, both under the symbol “ELLO.” Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NYSE American LLC and New Israeli Shekels on the TASE), and at different times (due to the different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Recent Developments

The ”Iron Swords” War in Israel

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024. The substantial majority of the Company’s operating facilities, which serve as the Company’s main sources of liquidity, are located outside of Israel, in Spain, Italy and the Netherlands. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. The Company’s headquarters are located in Tel Aviv, which is in central Israel, and the Company’s headquarter work continued uninterrupted throughout the initial war and hostilities.

The Company has three assets that are currently operating or under construction in Israel: (i) the Talmei Yosef PV Plant (100% owned by the Company, in southern Israel), (ii) the Pumped Storage Project in the Manara Cliff (83.34% owned by the Company, in northern Israel), and (iii) the Dorad power plant (9.375% owned by the Company, in southern Israel). The Talmei Yosef PV Plant and the Dorad power plant have not been materially impacted by the war and are currently fully operational. For a discussion of the impact on the Manara PSP, see below under “Projects under Development or Construction; The Manara PSP.” The continuation or future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact the Company’s Israeli operations and projects under development and the Company’s results of operations.

Projects under Development or Construction

The Manara PSP

The construction of the Manara PSP commenced in April 2021. We and Ampa Ltd., the Manara PSP’s other shareholder invested the equity required for the Manara PSP (not including indexation), with the remainder of the funding received from a consortium of lenders led by Mizrahi Tefahot Bank Ltd., at a scope of approximately NIS 1.27 billion. This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs.

Due to the “Iron Swords” war situation, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts are currently being focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The State of Israel protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the ongoing war, the operation date will be delayed. Currently, it is impossible to estimate when construction will end and when commercial operation will commence. As a result of the delays due to the war, the Israeli Electricity Authority has approved a 10-month extension to the project schedule, and the Company anticipates receiving additional extensions as needed, considering the ongoing situation.

For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

PV Projects under Development

Italian PV Portfolio

Our Italian PV Portfolio includes our wholly-owned Italian subsidiaries: (i) Ellomay Solar Italy Two SRL, which owns a fully constructed PV Plant with installed capacity of 4.95 MW, which was connected to the grid in February 2024, (ii) Ellomay Solar Italy One SRL, which owns a fully constructed PV Plant with installed capacity of 14.8 MW that is expected to be connected to the grid within a few weeks, and (ii) Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Ten SRL (18 MW), which are developing PV plants that have reached Ready to Build. All of these projects are located in the Lazio Region, Italy. The cost of construction of the Italian PV Portfolio, including related expenses, is currently estimated at €150 million - €200 million and the expected average construction period of each facility is approximately 18 months.

We also have additional approximately 302 MW PV projects in Italy under advanced development stages.

Israeli PV Portfolio

We are advancing the following PV projects in Israel:

(i)	the Klahim and Komemiyut projects, each intended for 21 MW PV and 50 MW / hour batteries. The projects obtained approvals for connection to the grid and are in the process of receiving a building permit. Construction is planned to commence during 2024. These projects were initially planned to receive a tariff based on a tender we previously won for PV plus storage in Israel, however, we waived our rights in connection with the tender and elected to transition to the regulation that enables direct sale to end customers through private suppliers;

(ii)	the Talmei Yosef project, intended for 10 MW PV and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023;

(iii)	the Talmei Yosef storage project in batteries, which obtained zoning intended for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage; and

(iv)	there are additional 46 MW PV that are under preliminary planning stages.

Texas, USA, PV Portfolio

During 2023, we commenced development of PV projects in the vicinity of Dallas, Texas. Each PV project under development is expected to have a capacity of approximately 10-14 MW. There are currently two projects under construction with an aggregate capacity of approximately 27.36 MW (the Fairfield and Malakoff projects), and two projects ready for construction with an aggregate capacity of approximately 21.5 MW (the Mexia and Talco projects). All four projects are expected to be connected to the grid during 2024. The aggregate cost of development and construction of these projects is expected to be approximately €58 million, and the projects are expected to be funded partially through a tax equity arrangement covering approximately 36% of the expenses.

Additional PV Projects under Early Development

In addition to the Italian PV Portfolio and the portfolio of Israeli and US PV projects, we have PV projects under early development stages – approximately 800 MW in Italy, USA, Spain and Israel.

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

Agreement to Sell the Talmei Yosef PV Plant

On December 31, 2023, we executed an agreement, or the Talmei Yosef Sale Agreement, to sell our holdings in the 9 MW PV plant located in Talmei Yosef, Israel, or the Talmei Yosef PV Plant.

The Talmei Yosef Sale Agreement provides for the sale of our holdings in the Talmei Yosef PV Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million (approximately €1 million) in the event the Talmei Yosef PV Plant will produce more than 18 million Kwh during 2024. The Talmei Yosef Sale Agreement provides for a cutoff date of June 30, 2023 and at closing the parties will determine whether an adjustment to the purchase price is required to reflect our entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company. We do not expect a material adjustment to the purchase price.

The Talmei Yosef Sale Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million and limited to a period of 18 months from the closing date.

The consummation of the sale is subject to various customary conditions to closing, including receipt of regulatory approvals and the consent of the financing entity of the Talmei Yosef PV Plant. All conditions to closing were originally required to be fulfilled within an initial period of 90 days from execution of the Talmei Yosef Sale Agreement, which can be extended to up to 150 days under certain circumstances. On April 2, 2024, an addendum to the Talmei Yosef Sale Agreement was executed, providing for a 45-day extension of the deadline until May 15, 2024 for fulfillment of the closing conditions.

The Talmei Yosef PV Plant is located in southern Israel. One of the conditions to closing is the end of the “war” status in southern Israel for a pre-determined period (based on the official definitions published by the Israeli Authorities) and that the Talmei Yosef PV Plant is physically accessible. Based on the circumstances as of the date hereof, this condition is currently fulfilled but there can be no assurance that it will continue to be fulfilled on the expected closing date. The closing of the sale is currently expected during the second quarter of 2024. The Talmei Yosef Sale Agreement further provides that in the event that due to the current war and hostilities in Israel the facility will be damaged or its output will decrease, the buyers are not required to consummate the acquisition.

Following consummation of the sale, we will maintain the rights to the two projects under development located in the vicinity of the Talmei Yosef PV Plant as noted under “Israeli PV Portfolio” above.

As noted above, the consummation of the transactions contemplated by the Talmei Yosef Sale Agreement is subject to the fulfilment of the conditions to closing as of the date of the closing. These conditions to closing are mostly not within our control or the buyers’ control. There can be no assurance as to whether or when the conditions to closing will be satisfied and as to the impact of the war and hostilities in Israel on the ability to consummate the sale and on the final purchase price.

Series F Debentures and Series 2 Options Public Offering in Israel

On January 16, 2024, we issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million of our newly issued Series F Debentures, due March 31, 2030 and the Series 2 Options to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). In the event all of the Series 2 Options are exercised prior to their expiration date, we will receive additional gross proceeds of NIS 81.6 million.

The Series F Debentures are not secured by any collaterals. The Series F Debentures and the Series 2 Options are traded on the TASE.

The principal amount of Series F Debentures is repayable in four non-equal installment on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed interest at the rate of 5.5% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive).

The Series F Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series F Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series F Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series F Deed of Trust or in breach of any of our material obligations to the holders of the Series F Debentures pursuant to the terms of the Series F Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series F Deed of Trust and (iii) to the extent the Series F Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series F Debentures.

The Series F Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series F Adjusted Balance Sheet Equity (as such term is defined in the Series F Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol PV Plant, and interest rates), on a consolidated basis, shall not be less than €77 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €82 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series F Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series F Net Financial Debt, to (b) our Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series F Net Financial Debt, or our Series F CAP, Net, to which we refer herein as the Series F Ratio of Net Financial Debt to Series F CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) our Series F Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series F Deed of Trust), based on the aggregate four preceding quarters, or our Series F Adjusted EBITDA, to which we refer to herein as the Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series F Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 60% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series F Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) we will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series F Adjusted Balance Sheet Equity not lower than €94 million, (ii) Series F Ratio of Net Financial Debt to Series F CAP, Net not to exceed 58%, and (iii) Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series F Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

For further information concerning the Series F Deed of Trust, see “Item 10.C: Material Contracts” and the Series F Deed of Trust included as Exhibit 4.24 under “Item 19: Exhibits.”

Series F Debentures Private Placement in Israel

On April 17, 2024, we issued NIS 40 million par value of our unsecured non-convertible Series F Debentures, in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million, reflecting a price of NIS 0.946 per NIS 1 principal amount of the Series F Debentures. Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 210 million.

Principal Capital Expenditures and Divestitures

In the last three fiscal years, our principal capital expenditures were mainly the development and construction of the Manara PSP and of various PV projects in Italy, Spain, Israel and the United States. For information regarding our projects under development and construction, please see above under “Recent Developments,” below under “Business Overview,” “Item 5: Operating and Financial Review and Prospects” and Note 6 to our to our annual financial statements included elsewhere in this Report.

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

B. Business Overview

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. We indirectly own eight PV plants that are operating and connected to their respective national grids as follows: (i) five PV plants in Spain with an aggregate installed capacity of approximately 35.9 MWp, (ii) 51% of Talasol, which owns a PV plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, (iii) one PV plant in Israel with an installed capacity of approximately 9 MWp and (iv) Ellomay Solar Italy Two SRL, that owns a PV Plant with installed capacity of 4.95 MW in the Lazio Region, Italy. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Ellomay Solar Italy One SRL, that owns a PV plant with installed capacity of 14.8 MW in the Lazio Region, Italy, which is ready for connection to the grid, (iii) Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Ten SRL (18 MW) that are developing PV projects in the Lazio Region, Italy that have reached “ready to build” status, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter, or Nm3, per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing the Manara PSP, a 156 MW pumped storage hydro power plant In the Manara Cliff, (vi) Fairfield Solar Project, LLC, Malakoff Solar I LLC and Malakoff Solar II, LLC that are constructing PV projects with installed capacity of 13.44 MW, 6.96 MW and 6.96 MW, respectively, in the Dallas Metropolitan area, Texas, and (v) Mexia Solar I, LLC, Mexia Solar II, LLC and Talco Solar, LLC that are developing PV projects with installed capacity of 5.6 MW, 5.6 MW and 10.3 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status. We also initiate and develop additional PV projects in Italy, Spain, USA and Israel.

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

Global Trends in the Industry

Europe

European Climate Goals

In June 2021 the EU established the European Climate Law based on the RED II Directive, in which the previously adopted CO2 reduction goals are made legally binding for the EU member states. The European Climate Law includes the obligation for Europe’s economy and society to become climate-neutral by 2050 and also provides the intermediate target for a 55% cut in greenhouse gas emissions in 2030 compared to 1990 levels (also known as the “Fit for 55” package). On February 4, 2024, the EU published its recommendation for a 90% reduction in net greenhouse gas emissions by 2040 intermediate as a new intermediate goal. On October 9, 2023, the EU Counsil adopted the amended Renewable Energy Directive (“RED III”), which forms part of the “Fit for 55” package. The RED III increases the renewable energy target share out of overall EU energy consumption from the initial 32% under the RED II Directive, which was increased to 40% in July 2021 to 42.5% by 2030, with an indicative target of an additional 2.5%. RED III also includes specific targets for EU Member States in certain sectors as follows: (i) industry – including a 1.6% annual increase in renewable energy usage, (ii) transport – including a requirement that each EU Member State choose between reaching at least 29% renewables in the energy consumption of the sector by 2030 or reducing greenhouse gas intensity in the sector by 14.5% by 2030 , and (iii) building (district heating and cooling) – setting an indicative target of at least 49% share of renewable energy in buildings by 2030 and gradually increasing renewable targets for heating and cooling systems. The RED III Directive also requires EU Member States to further streamline the administrative permit-granting procedures to eliminate unnecessary administrative burden for the purpose of establishing renewable energy projects and related grid infrastructure projects and determine the maximum timeframe for the permit-granting procedures in renewable acceleration areas and in other areas. The RED III Directive became effective on November 20, 2023, and EU members states were granted 18 months to amend their national laws accordingly, with a shorter deadline of July 2024 for some provisions related to permitting for renewables. In this regard, the European Commission has established, as part of the REPowerEU program, measures to increase the target to 45% by 2030. This program furthermore focuses on saving energy, producing clean energy and diversifying the EU’s energy supplies.

European Installed Capacity

Overcoming severe supply chain bottlenecks and Covid-19 related restrictions, 41.4 GW of new solar PV capacity was connected to the grid in 2022 throughout EU Member States, a 47% increase compared to 2021. This follows the substantial addition of 41% in 2021. The total solar capacity of EU Member States reached 208.9 GW in 2022, an increase of 25% from 2021. 2023 marked another record year for solar PV in the EU, with approximately 56 GW installed, showing a 40% growth from 2022.

According to “SolarPower Europe’s” base case scenario, additional annual PV installations between 2023-2027 are forecasted to be 56 GW, 62 GW, 74 GW and 85 GW, respectively. Furthermore, “SolarPower Europe” expects the total solar capacity of the EU to reach 920 GW by 2030 in their base case scenario, surpassing the 750 GW target set by the REPowerEU by 24%.

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

For more information, see below under “Material Effects of Government Regulations on the Israeli PV Plant”.

United States

Commencing January 2021, the United States has actively committed to addressing climate change through a series of ambitious goals, actions and legislations. These acts include rejoining the Paris Agreement, a global initiative aimed at limiting temperature increases to below 2 degrees Celsius, and forming the US National Climate Task Force which included the US Secretary of Treasury and the US Secretary of Defense. The Climate Task Force outlined nation-wide climate goals that include reducing the US greenhouse emissions by 50%-52% compared to 2005 levels by 2030, achieving 100% carbon pollution-free electricity by 2035 and achieving a net-zero emissions economy by 2050.

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

Energy Storage Solutions

According to a study published by the European Commission in 2020, innovative energy storage solutions will play an important role in ensuring the integration of renewable energy sources into the grid in the EU at the lowest cost. This will help the EU reach its 2050 de-carbonization objectives under the European Green Deal while ensuring Europe’s security of energy supply. This independent study, titled “Energy Storage Study - Contribution to the security of electricity supply in Europe”, analyzes the different flexibility energy storage options that will be needed to reap the full potential of the large share of variable energy sources in the power system. This study notes that the main energy storage reservoir in the EU at the moment is pumped hydro storage. However, as prices fall, new battery technology projects are emerging - such as lithium-ion batteries and behind-the-meter storage.

Looking ahead in 2024, TrendForce anticipates the global energy storage installed capacity to reach 71GW/167GWh, marking a 36% and 43% year-on-year increase, respectively, and maintaining a robust growth trajectory.

Solar Power Benefits

The direct conversion of light into energy offers the following benefits compared to conventional energy sources:

●	Reliability - Solar energy production does not require fossil fuels and is therefore less dependent on this limited natural resource with volatile prices. Although there is variability in the amount and timing of sunlight over the day, season and year, a properly sized and configured system can be designed to be highly reliable while providing long-term, fixed price electricity supply.

●	Convenience - Solar power systems can be installed on a wide range of sites, including small residential roofs, the ground, covered parking structures and large industrial buildings. Most solar power systems also have few, if any, moving parts and are generally guaranteed to operate for 20-25 years, resulting in low maintenance and operating costs and reliability compared to other forms of power generation.

●	Cost-effectiveness - While solar power has historically been more expensive than fossil fuels, there are continual advancements in solar panel technology which increase the efficiency and lower the cost of production, thus making the production of solar energy even more cost effective.

●	Environmental - Solar power is one of the cleanest electric generation sources, capable of generating electricity without air or water emissions, noise, vibration, habitat impact or waste generation. In particular, solar power does not generate greenhouse gases that contribute to global climate change or other air pollutants, as power generation based on fossil fuel combustion does, and does not generate radioactive or other wastes as nuclear power and coal combustion do. It is anticipated that environmental protection agencies will limit the use of fossil fuel based electric generation and increase the attractiveness of solar power as a renewable electricity source.

●	Security - Producing solar power improves energy security both on an international level (by reducing fossil energy purchases from hostile countries) and a local level (by reducing power strains on local electrical transmission and distribution systems).

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Operating Photovoltaic Plants

The following table includes information concerning our operating PV Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Fixed Tariff	Revenue in the year ended December 31, 2022 (in thousands)[2]	Revenue in the year ended December 31, 2023 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed Panels	July 2010	N/A	€946	€835
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€684	€576
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed Panels	November 2011	N/A	€1,109	€951
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed Panels	June 2011	N/A	€525	€429
“Talasol”[4]	300,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	December 2020	N/A	€32,740	€24,971
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	PV – Fixed Panels	June 2022	N/A	€3,5975	€4,051

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the regulation and in the climate and the degradation of the solar panels.

3.	The Talasol PV Plant is 51% owned by us and the revenues included in the table reflect 100% ownership.

4.	As the Ellomay Solar PV Plant was connected to the Spanish national grid during June 2022, no revenues were recorded in connection with this PV Plant during the year ended December 31, 2022 until connection to the national grid.

The table does not include information about the Talmei Yosef PV Plant, which we have treated as a discontinued operation in connection with its expected sale. The total proceeds from the sale of electricity of the Talmei Yosef PV Plant were approximately €0.7 million and €1.1 million for the years ended December 31, 2023 and 2022, respectively. As a result of the accounting treatment of the Talmei Yosef PV Plant as a financial asset, if the results of the Talmei Yosef PV Plant would have been recorded as continuing operations, we would have recorded revenues in the amount of approximately €49.5 million and €53.4 million for the years ended December 31, 2023 and 2022, respectively. The initial tariff for the Talmei Yosef PV Plant was NIS 0.9631/kWh, fixed for a period of 20 years and updated once a year based on changes to the Israeli CPI of October 2011. The tariff was NIS 0.9946/kWh in 2021, NIS 1.0185/kWh in 2022 and NIS 1.0722/kWh in 2023.

Photovoltaic Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the PV Plants is constructed and operates on the basis of the following main agreements:

●	Development Agreement with a local experienced developer for the provision of development services with respect to photovoltaic greenfield projects from initial processing, obtaining of approvals and clearances with the aim of reaching “ready to build” status;

●	An Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

●	An Operation and Maintenance (O&M) Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor; and

●	A number of ancillary agreements, including:

o	one or more “surface rights agreements” or “lease agreements” with the land owners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the PV Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining PV Plants; and

o	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

With respect to our Spanish PV Plants:

●	Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the plant to the grid;

●	Standard “representation agreements” with an entity that will act as the energy sales agent of the PV Plant in the energy market, in accordance with Spanish Royal Decree 436/2004; and

●	Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte”) with Red Eléctrica de España (the Spanish grid operator, or REE).

With respect to our Israeli PV Plant:

●	A power purchase agreement with the IEC for the purchase of electricity by the IEC with a term of 20 years commencing on the date of connection to the grid.

With respect to Italian PV Plants to be developed or held in the future:

●	One or more “power purchase agreements” with GSE, specifying the power output to be purchased by GSE for resale and the consideration in respect thereof or, alternatively, a “power purchase agreements” with a private energy broker, specifying the power output to be purchased for resale and the consideration in respect thereof;

●	One or more “interconnection agreements” with the Enel Distribuzione S.p.A, or ENEL, the Italian national electricity grid operator, which provide the terms and conditions for the connection to the Italian national grid; and

●	To the extent the FiT or any other incentive will be applicable – standard “incentive agreements” with GSE, Italy’s energy regulation agency responsible, inter alia, for incentivizing and developing renewable energy sources in Italy and purchasing energy and re-selling it on the electricity market. Under such agreements, it is anticipated that GSE will grant the applicable FiT governing the purchase of electricity (FiTs are further detailed in “Material Effects of Government Regulations on the Italian PV Plants”).

With respect to the US PV Plants developed in the vicinity of Dallas, Texas:

●	One or more agreements to acquire the solar modules from the manufacturers;

●	One or more “interconnection agreements” with Oncor Electric Delivery Company LLC or Texas-New Mexico Power Co., the local electricity grid operator;

●	One or more service agreements with a Qualified Scheduling Entity, or QSE, registered with the Electric Reliability Council of Texas, Inc., or ERCOT, which enables the participation in the ERCOT real-time and day-ahead markets; and

●	Potentially, one or more agreements with tax equity partners in connection with investment tax credits purchase.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services in our operating PV Plants in Spain, other than Ellomay Solar and Talasol, varies from €12,800 to €20,700 per MWp (linked to the local Consumer Price Index) for each of the PV Plants, paid on a quarterly basis. The annual consideration for the Talasol O&M services amounts to approximately €2 million, paid on a monthly basis. The annual consideration for the Ellomay Solar O&M services amounts to approximately €0.2 million, paid on a monthly basis. The annual consideration for the Talmei Yosef O&M services amounts to approximately NIS 0.5 million (approximately €0.12 million based on the average exchange rate for converting the NIS to euro during the year ended December 31, 2023), paid on a quarterly basis. The Subscription Services fee is fixed, and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the PV Principal, including all risk insurance policies.

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

The Talasol PV Plant

The Talasol PV Plant is a 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020 and of which we indirectly own 51%.

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

In April 2019, we sold 49% of our holdings in Talasol to two entities and therefore our current ownership interest in the Talasol PV Plant is 51%.

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

The Talasol PV Plant and the Ellomay Solar PV Plant are in their operational stage, which entails several risks and uncertainties. For more information concerning these and other risks see under “Risk Factors – Risks Related to our Business.”

Ellomay Solar

On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar PV Plant with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

The Ellomay Solar EPC Agreement provided for a fixed and lump-sum amount of €15.82 million for the complete execution and performance of the works defined in the EPC Agreement. The works included the engineering, procurement and construction of the Ellomay Solar PV Plant and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement contained additional standard provisions, including liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2022, the Ellomay Solar PV Plant was connected to the electricity grid and commenced production of electricity.

Israeli PV Projects under Development

For information concerning PV projects under development in Israel see “Item 4.A: History and Development of Ellomay” under “Recent Developments.” On July 19, 2020, we were notified that we were one of the winners of a first-in-kind quota tender process published by the Israeli Electricity Authority for combined photovoltaic and electricity storage facilities in Israel. The tariff per kWh determined in the tender process is NIS 0.199 for a quota of 20 MW. This tariff is linked to the Israeli CPI and is valid for a period of 23 years commencing on the commercial operation of each relevant plant. In connection with such tender, we commenced development of the Klahim and Komemiyut projects, each intended for 21 MW PV and 50 MW / hour batteries. The projects obtained approvals for connection to the grid and are in the process of receiving a building permit. Construction is planned to commence during 2024. However, we thereafter waived our rights in connection with the tender and elected to transition to the regulation that enables direct sale to end customers through private suppliers.

We have additional projects under development in Israel is set forth under “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

The continued development and construction of the facilities depends upon various factors, including, but not limited to, the Company’s ability to locate sites for construction, enter into EPC agreements and obtain project finance and all other required approvals, all upon terms acceptable to us. Therefore, there is no assurance as to whether and when such process will be completed.

Framework Agreement for the Development of PV Projects in Italy

In December 2019, Ellomay Luxembourg executed a Framework Agreement, or the Framework Agreement, with an established and experienced European developer. Pursuant to the Second Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate “ready to build” authorized capacity of at least 265 MW over a period of forty-one months.

The Framework Agreement provides that the developer will offer all projects identified during the term of the Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches “ready to build” status. The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a ready to build. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a “ready to build” status. Currently development is progressing as planned.

In April 2021, the Framework Agreement was amended and the target of reaching an aggregate “ready to build” authorized capacity of at least 265 MW was increased to 365 MW.

Our Italian PV Portfolio (as more fully described under “Item 4.A: History and Development of Ellomay,” under “Recent Developments”) was developed under the Framework Agreement.

The advancement and development of projects that will become part of the Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance as to the aggregate capacity of projects that will by identified by the developer and that will thereafter reach the “ready to build” status, and as to our decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made. In addition, projects in the construction stage are exposed to several risks, including delays in supply of equipment and defaults by contractors as noted under “Item 3.D: Risk Factors” above.

In November 2019, Ellomay Luxembourg executed a Framework Agreement with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. In connection with the execution of this agreement, Ellomay Luxembourg paid the developer an advance payment of approximately €1.6 million, based on the target aggregate project capacity of 250 MW, and undertook to pay an additional advance payment per each project when the project submits its environmental impact assessment application. As the target aggregate capacity was not achieved, the advance payment including interest in the aggregate amount of approximately €1.9 million was refunded in August 2023.

US PV Market Joint Development Agreement

On March 14, 2023, we entered into a Joint Development Agreement, or the JDA, for the development of solar photovoltaic projects in the State of Texas. The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. Construction on the first two PV projects under the JDA, with an aggregate capacity of approximately 27.36 MW, commenced in March 2024. Construction on two additional projects with an aggregate capacity of approximately 21.5 MW is expected to commence during the third quarter of 2024. All four projects are expected to be connected to the grid by the end of 2024.

The projects to be developed under the JDA will be subject to the ERCOT Distributed Generation, or DG, Scheme for projects of up to 10 MW AC capacity. Under the DG Scheme, ERCOT (the electricity regulator of the State of Texas), allows owners of generation assets to sell electricity through Qualified Scheduling Entities (QSE’s) at market rates under Real Time or Day Ahead prices at the local nodes where the projects are located and/or to designated “Behind the Meter” clients under Power Purchase Agreements.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing photovoltaic power plants. The competition in the Israeli photovoltaic sector concentrates on the ability to receive licenses from the Israeli Electricity Authority for the construction of new photovoltaic plants, which is subject to a quota as more fully described below and the ability to acquire existing plants that were already granted an electricity production license. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Nofar Energy Ltd, (TASE:NOFR), Doral Group Renewable Energy Resurcs Ltd. (TASE:DORL), Meshek Energy-Renewable Energies Ltd. (TASE:MSKE), Shikun & Binui Energy Ltd. (TASE:SBEN), Enlight Renewable Energy Ltd. (NASD, TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

Material Effects of Government Regulations on the PV Plants and Projects

The development, construction and operation of a photovoltaic plant is subject to complex legislation covering, inter alia, building permits, licenses, the governmental long-term incentive scheme and security considerations. The following is a brief summary of the regulations applicable to our PV Plants.

Material Effects of Government Regulations on Italian PV Plants

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

The AU is issued following a procedure called Conferenza di Servizi (“Steering Committee”) in which all relevant entities and authorities participate. Such procedure is to be completed within 90 days of the filing of the relevant application. With Decree-Law no. 13/2023 (Dcreto Semplificazioni PNRR) converted into Law no. 4 of April 21, 2023, the AU procedure was partially amended by providing that, when required, the VIA shall also be included in the AU procedure. The timeline remained 90 days when no environmental assessment is required, while, in other cases, it is reduced to 60 days, plus the time required for the relevant environmental assessment procedure.

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

In connection with the PAS procedure, Decree-Law no. 13/2023 has provided that after the elapse of the 30 day period without any objection and/or requested integrations by the competent Municipality, the applicant can request publication of the PAS application in the regional official bulletin (BUR). Such publication entails the benefit to provide certainty to the PAS and also sets the date from which the term for appeals before the administrative Court shall run.

With Law No. 34/2022 (which has converted Decree no. 17/2022, so-called “Decreto Energia”) the application of the PAS procedure has been further expanded and now also applies to:

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

Decree-Law no. 13/2023 has provided that also ground based PV plants located in industrial or commercial areas, dismissed dumbs and quarries, not subject to landscape restrictions (vincoli paesaggistici) shall be qualified as ordinary maintenance and not be subject to any permit or authorizations. Furthermore, in connection with agro-photovoltaic plants the Decree has provided that plants located in agricultural areas not placed in protected areas shall be considered “items instrumental to agricultural activity” (manufatti strumentali all’attività agricola) and therefore freely installable if: (i) they are made by farmers or companies jointly owned by farmers and electricity producers; (ii) the panels are at least 2 meters from the ground; (iii) the panels are not supported by concrete foundations or hardly removable; (iv) the intervention is carried out in such a way as to ensure integration with agricultural activities.

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

b)	areas within industrial plants and establishments, as defined in Legislative Decree no. 152/2006, as well as classified agricultural areas enclosed within a perimeter whose points are no more than 500 meters from the same plant or establishment; and

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

Plant Type	Power level (kW)	Reference Tariff (€/MWh)	A-2 plants Bonus (€/MWh)	Bonus for self- consumption (€/MWh)
Group A	20 <P ≤100	99.75	-	10
	100 <P ≤1000	85.50	-	-
	P ≥1000	66.50	-	-
Group A-2	20 <P ≤100	105.00	12	10
	100 <P ≤1000	90.00	12	-

There are two different ways of accessing the incentives depending on the power of the PV plant and the group to which it belongs:

(i)	Enrolment in Registers – PV plants with a power capacity of more than 20 kW and less than 1 MW that belong to Groups A and A-2 must be enrolled in the Registers, through which the available power quota is allocated on the basis of specific priority criteria. With respect to plants below 1 MW, the first criterion is the installation of the plant in areas such as closed dumps or mines, or (for A-2 plants) on public buildings such as schools or hospitals. This is aimed at giving preference to environment-friendly plants and therefore, for the avoidance of doubt, such plants will be preferred to other plants even if the tariff reduction set out in the application is lower.

(ii)	Participation to Auction Procedures – PV plants with a power capacity greater than or equal to 1 MW that belong to Groups A must participate in the Auction Procedures, through which the available power quota is allocated, according to the highest discount offered on the incentive level and, at equal discount, applying further priority criteria. Incentives are awarded for a period of 20 years at the outcome of seven tenders held between September 2019 and September 2021, whereby the effective granted tariff will be equal to the reference tariff as reduced by the percentage reduction offered by the applicant. With respect to plants above 1 MW, the first criterion is instead the tariff percentage reduction.

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

In respect of the procedural simplifications required under the RED II Decree, after issuance of Law 34/2022, for suitable areas the applicable procedure will be: (i) DILA procedure for plants with power up to 1 MW, (ii) PAS procedure for plants with power higher than 1 MW and up to 10 MW and (iii) AU procedure for plants with power higher than 10 MW. In addition, Decree-Law no. 13/2023 has identified some new criteria as well as reduced the minimum distance from protected areas required for the installation of the plants.

Furthermore, with specific regard to PV plants located in suitable areas and included in programs already approved by local authorities in the field of the so-called VAS procedure (Valutazione strategica ambientale) Decree-Law no. 13/2023 has excluded, until June 30, 2024, the VIA procedure in relation to (i) projects of PV plants with total power up to 30 MW and, (ii) projects for the reconstruction, upgrading or integral reconstruction of existing PV plants, which do not involve variation of the occupied area with total power up to 50 MW.

The amount of the incentives, as well as the financial commitment allocated thereto, shall be defined by future implementing decrees.

Decree-Law no. 181/2023 (Nuovo Decreto Energia) has introduced a fund aimed at promoting the construction of PV plants in suitable areas and new provisions aimed at supporting energy-intensive businesses (imprese energivore) to install renewable energy source systems.

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

In this respect, in November 2023 the European Commission approved, under EU State aid rules, a €1.7 billion Italian scheme to support agrivoltaic installations proposed by the Italian Minister of the Environment and Energy Security with Decree dated April 14, 2023. Under such scheme, effective until December 31, 2024, the aid will be granted to agricultural producers, cumulatively, in the form of (i) grants up to 40% of the eligible investment costs, and (ii) incentive tariffs, to be paid during the project operations for a 20-year period. The projects will be selected through transparent and non-discriminatory bidding procedures, where beneficiaries will compete on the basis of reverse auctions for the incentive tariff. In order to benefit from the scheme, beneficiaries must start operations before June 30, 2026.

In November 2023, the European Commission also approved another €5.7 billion Italian scheme to support renewable electricity self-production and self-consumption (including through energy communities) proposed by the Minister of the Environment with Decree dated February 23, 2023. Part of the scheme will be effective until December 31, 2025, while the remaining part will be effective until December 31, 2027. The scheme supports the construction of renewable power generation installations, as well as the expansion of existing ones. Beneficiaries are projects up to 1 MW and can access the scheme on first come first served basis. The aid is composed of two measures: an incentive on the electricity consumed by self-consumers and renewable energy communities and, for projects located in municipalities with less than 5,000 inhabitants, a grant of up to 40% of the eligible costs.

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

Material Effects of Government Regulations on Spanish PV Plants

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

Moreover, Law 24/2013 develops a specific regulatory framework for self-consumption. Law 24/2013 defines three different categories of self-consumption and obliges those installations connected to the grid to contribute to the costs and services of the system in the same conditions of the other customers. It also defines the activity of “recharging managers” (for electric vehicles).

Royal Decree Law 15/2018

The Spanish general legal framework applicable to renewable energies includes Royal Decree Law 15/2018, of October 5, 2018, or RDL 15/2018, of urgent measures for energy transition and consumer protection. RDL 15/2018 includes, among others, the following:

(i)	It introduces three principles in the activity of self-consumption: (i) the right to self-consume electricity without charges; (ii) the right to shared self-consumption by one or more consumers to take advantage of economies of scale; and (iii) administrative and technical simplification.

(ii)	Any consumer – whether or not a direct consumer of the market – may acquire energy through bilateral contracting with a producer.

(iii)	Regarding access and connection permits: (i) the validity of the access and connection permissions granted prior to the entry into force of Law 24/2013 is extended and the aforementioned permits will expire if they have not obtained the authorization of exploitation, on the later of: (a) before March 31, 2020, or (b) five years from the obtaining of the right of access and connection; (ii) the guarantees to be placed for the access and connection permits are increased from €10/kW to €40/kW; (iii) with regards to the actions carried out in the transport or distribution networks by the owners of the access and connection permits which must be developed by the grid operator or distributor, the promoter must advance 10% of the total investment value to be undertaken within a period not exceeding 12 months. Once the aforementioned amount has been paid and the administrative authorization for the generation plant has been obtained, its holder shall, within four months, enter into an Assignment Contract with the transportation grid operator or distributor, otherwise, the validity of the access and connection permits will expire.

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

As a novelty, and in connection with the expiry of access and connection to the grid permits, RD-law 23/2020 established certain permitting milestones to be achieved by the promoters. Failure to do so, will result in expiration of the permits (except when the environmental permit was not granted for reasons not attributable to the promoter). The milestones set up in RD-law 23/2020 were modified by Royal Decree-Law 29/2021, of December 21, 2021, or RD-law 29/2021, Royal Decree-Law 5/2023, of June 28, 2023, or RD-Law 5/2023, and Royal Decree-Law 8/2023 of December 27, 2023, or RD-law 8/2023, as further explained below.

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

Finally, the RD-law 29/2021 modifies the milestones established in RD-law 23/2020. In this sense, the dates foreseen in RDL 23/2020 for the intermediate milestones related to the Environmental Impact Statement (EIS), the prior administrative authorization (PAA) and the construction authorization (CAA) have been extended for an additional nine months. All this, without extending the total period of five years for the final milestone of obtaining the administrative exploitation authorization. As noted below, RD-law 8/2023 extends the deadlines for the achievement of the CCA and AEA for projects that have obtained the access and connection permits between January 1, 2018 and December 28, 2023.

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

Impact on future PV projects in Spain

Once the access permit is granted to a project, the below milestones will apply (the starting date is the date the permit access was granted):

●	Request of connection permit required in 6 months.

●	Valid request of Prior Administrative Authorization required in 6 months.

●	Obtention of environmental permit required in 31 months.

●	Obtention of Prior Administrative Authorization required in 34 months.

●	Obtention of Construction Administrative Authorization required in 37 months.

●	Obtention of Exploitation Authorization required in 5 years.

As noted below, RD-law 8/2023 revised these deadlines for certain projects.

Impact on operating facilities

The above regulation does not affect our existing and operating facilities.

Royal Decree 1183/2020

Royal Decree-law 1183/2020, or RD 1183/2020, entered into force on December 31, 2020. RD 1183/2020 regulates in detail the procedure for obtaining access and connection permits. RDL 23/2020 established a moratorium by virtue of which it was not possible to request new access and connection permits until the regulation establishing the procedure for obtaining these was approved, and was then further extended until the available capacities in accordance with the new criteria established by the Spanish National Commission on Markets and Competition (CNMC) in Circular 1/2021 (as defined below) are published. The moratorium was released on July 1, 2022. In addition, the approval of RD 1183/2020 determines the entry into force of art. 33.8 of Law 24/2013, which sets a validity of five (5) years of the access and connection permits.

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

Royal Decree-Law 17/2021, of September 14

Royal Decree-Law 17/2021, of September 14, or RDL 17/2021, entered into force on September 16, 2021. From the entry into force of RDL 17/2021, a temporary adjustment in the remuneration of certain generation facilities is foreseen, in proportion to the higher income obtained by such facilities due to the internalization in the price of electricity in the wholesale market of the increase in the price of natural gas in international markets by the marginal emitting technologies. The adjustment does not apply to certain, mainly smaller, plants and to the part of the energy produced by generation facilities which is subject to a fixed price (physical or financial) PPA under certain conditions (which included the Talasol PPA). Such adjustment was initially foreseen until March 31, 2022, but has been amended and extended until December 31, 2023 and is now no longer in effect.

Royal Decree-law 6/2022

Royal Decree-law 6/2022, of March 29, 2022, or RDL 6/2022, establishes a range of urgent measures within the framework of the National Plan for Response to the Economic and Social Consequences of the War in Ukraine. In particular, in the renewable energy field it adopts several measures, among others: (i) the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, which was introduced under RDL 17/2021 and which is no longer in effect as explained above; (ii) it foresees the exceptional update of the specific remuneration parameters for 2022, as will be further detailed below; (iii) it establishes certain particularities in the environmental assessment to accelerate the permitting process; and (iv) it extends the suspension of the generation tax (a 7% tax imposed on certain electricity generating facilities, including the Company’s PV Plants in Spain) until December 31, 2023. Please see below for a description of the relevant modifications introduced by RD-law 8/2023.

Royal Decree-law 11/2022

Royal Decree-law 11/2022, dated June 25, 2022, adopts certain measures to respond to the economic and social consequences of the war in Ukraine and to address situations of social and economic vulnerability. In particular, it extends the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, until December 31, 2022.

Royal Decree-law 17/2022

Royal Decree-law 17/2022, dated September 22, 2022, modifies Article 115 of the Royal Decree 1955/2000 and adopts measures to allow cogeneration installations to recover their operating costs - due to the price situation in the energy markets - through a new type of voluntary waiver of the specific remuneration scheme so that they can apply for inclusion in the adjustment mechanism. It also introduces measures to promote the processing, commissioning and evacuation of renewable energy. Firstly, one of the requirements to obtain administrative authorization for construction, or AAC, without the need for a new prior administrative authorization, or AAP, in case of modifications to generation facilities that have already obtained AAP, is modified. Therefore, the requirement that the installed power, after the modifications, does not exceed by more than 10% the power defined in the original project, is amended so that the resulting installed power does not exceed the original one by more than 15%. This is without prejudice to the implications that this excess power may have for the purposes of access and connection permits. One of the requirements established regarding the consideration of non-substantial modifications is also revised to provide that a substantial modification in basic technical characteristics will be measured at more than 10% of the capacity and not 5%. Deadlines for the approval of the execution project are also reduced under certain circumstances. RD-law 17/2022 also modifies RD 413/2014 in relation to the prior registration of electricity production facilities and creates an active demand response service.

Royal Decree-law 18/2022

Royal Decree-Law 18/2022, of October 18, 2022, or RDL 18/2022, establishes a wide range of measures aimed at: (i) the protection of gas and electricity consumers, (ii) the promotion of renewable gases and digitalization, (iii) the promotion of self-consumption, (iv) the rapid injection of energy into the network, and (v) administrative simplification for electricity production facilities, among others. This RDL 18/2022 further extended the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets until December 31, 2023.

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

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

3.	Order ETU/130/2017 updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Semi-period beginning on January 1, 2017 and ending on December 31, 2019, or Order 130/2017.

4.	RDL 17/2019, adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal generation plants.

5.	Order TED/171/2020, updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Period beginning on January 1, 2020, or Order 171/2020.

6.	RDL 6/2022, of March 29, 2022, adopting urgent measures within the framework of the National Plan for the response to the economic and social consequences of the war in Ukraine.

7.	Order TED/1232/2022, of December 2, 2022, which updates the remuneration parameters for its application to the year 2022, or Order 1232/2022.

8.	Royal Decree-Law 5/2023 of June 28, 2023, adopting and extending certain measures in response to the economic and social consequences of the war in Ukraine, support for the reconstruction of the island of La Palma and other situations of vulnerability; transposing European Union Directives on structural modifications of commercial companies and reconciliation of family and professional life for parents and carers; and on the implementation and enforcement of European Union law.

9.	Order TED/741/2023, of June 30, 2023, updating the remuneration parameters of the applicable type installations to determinate installations of production of electrical energy from renewable energy sources, cogeneration and waste, that applies to the regulatory semi-period that begins on January 1, 2023 and ends December 31, 2025.

Pursuant to the above regulations, the calculation of the Specific Remuneration is performed as follows:

a)	The Specific Remuneration is calculated by reference to a “standard facility” during its “useful regulatory life”. Order 1045/2014 characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

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

Special considerations for January 1, 2023 to December 31, 2025

Royal Decree-Law 5/2023 of June 28, 2023 updates the remuneration parameters of the standard installations for the regulatory half-period between January 1, 2023 and December 31, 2025 and provides that it will be carried out considering the following in relation to the estimate of the electricity market price:

●	The estimate for the year 2023 is 109.31 €/MWh.

●	The estimate for the year 2024 is 108.86 €/MWh and for the year 2025 is 89.37 €/MWh. For the years 2026 and beyond, the value obtained for the year 2025 will be used.

●	For the calculation of the adjustment value for deviations in the market price for the year 2023 that will be applied in the updating of the remuneration parameters for the regulatory half-period starting on January 1, 2026, the weighted average value of the basket of electricity market prices for the year 2023 will be the minimum value between this value and the average annual price of the daily and intraday market in the year 2023.

Order TED/741/2023 establishes the same estimated values for 2023, 2024 and 2025.

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

Taxation of the income from generation of electricity

In December 2012, the Spanish Parliament enacted the 15/2012 on fiscal measures for the sustainability of the energy sector, which entered into force on January 1, 2013. Law 15/2012 sets forth a tax on energy generation of 7% from the total amount received for the production of electricity. RDL 15/2018 suspended this tax with respect to the electricity produced and injected to the grid during a period of six months commencing October 6, 2018 through March 31, 2019. The suspension has been extended several times, the last one by Royal Decree-law 20/2022, dated December 27, 2022, until December 31, 2023. RD-law 8/2023 regulates the determination of the taxable base and the amount of the instalments of the tax on the value of electricity production for the year 2024.

Removal of the Generation Access Toll

The CNMC approved Circular 3/2020, which was published in the Official State Gazette on January 24, 2020, by which the electricity generators are exempted from paying the toll to access the grid. This means the removal of the €0.5/MWh access toll that was established for electricity generators under Royal Decree – Law 14/2010 of December 23, 2010.

Royal Decree-Law 3/2023

Royal Decree-Law 3/2023, of March 28, 2023, extended the production cost adjustment mechanism to reduce the price of electricity in the wholesale market regulated in Royal Decree-Law 10/2022, of May 13, 2022 under the so-called “Iberian mechanism” until December 31, 2023.

With respect to the reference value for gas, which was set in RD-l 10/2022 at 40 €/MWh for six months, after which this value would be increased by 5 €/MWh for each calendar month until the end of the mechanism. RD-L 3/2023 has established a lineal path starting at 55 €/MWh and up to 65 €/MWh in December 2023, thus ending with the same level of natural gas price that would have been reached in May 2023 if the extension of the Iberian mechanism had it not been carried out.

In addition, and taking into account that RD-l 10/2022 envisaged a scheme for exemption from payment of the adjustment for those energy volumes which, through forward contracting instruments, had been hedged against the volatility of daily and intraday market prices (e.g., PPAs) and that this regulation was conceived as a single declaration scheme, a new period of fifteen working days from the entry into force of RD-l 3/2023, which takes place the day after its publication in the BOE, was established for the declaration of those forward contracting instruments which, subscribed prior to March 7, 2023, extend their effects from June to December 2023.

Royal Decree-Law 5/2023

Royal Decree-Law 5/2023 of June 28, 2023, which adopted multiple measures and regulatory modifications in various areas and affected multiple sectors, included certain provisions affecting PV projects in Spain, mainly:

●	Adaptation of administrative milestones to the supply chain situation for installations that have obtained access permits since January 1, 2018: RDL 5/2023 extends by 6 months the deadline for accreditation of the fourth milestone corresponding to obtaining the Construction Administrative Authorization for holders of access permits obtained after December 31, 2017 and prior to the entry into force of RDL 5/2023 as follows:

o	If the access permit was obtained after December 31, 2017 and before the entry into force of RDL 23/2020: 43 months from June 25, 2020 (i.e., January 24, 2024); and

o	If the access permit was obtained after June 25, 2020 and before the entry into force of RDL 5/2023: 43 months from the date of obtaining the access permit.

●	Updating of the remuneration parameters of installations under the specific remuneration regime. In relation to the specific remuneration regime, it is established for the regulatory half-period starting on January 1, 2023 and ending on December 31, 2025. The estimate of the electricity market price for the year 2023 was made considering the values of the daily market between January 1 and May 31, 2023 and the values of futures traded in said period for the energy delivered between June 1 and December 31, 2023. The estimate of the electricity market price for the year 2024 and subsequent years will be made based on the futures markets. Based on these guidelines, the estimate of the electricity market price for the year 2023 is €109.31/MWh and the estimated electricity market price for the year 2024 is 108.86 €/MWh and for the year 2025 is 89.37 €/MWh. For the years 2026 and thereafter, the value obtained for 2025 will be used. These estimated prices replace the prices estimated in application of article 22 of RD 413/2014.

For the calculation of the adjustment value for deviations in the market price for the year 2023, provided for in article 22 of RD 413/2014, which will be applicable in the update of the remuneration parameters of the regulatory half-period that has its beginning on January 1, 2026, the weighted average value of the basket of electricity market prices for the year 2023 will be the minimum value between said value, as defined in article 22 of RD 413/2014, and the average annual price of the daily and intraday market in the year 2023.

Royal Decree-Law 8/2023

RD-law 8/2023, of December 27, 2023 adopted measures to face the economic and social consequences derived from the conflicts in Ukraine and the Middle East, as well as to alleviate the effects of the drought in Spain contains many provisions affecting the energy sector in general.

For example, for those new projects that have obtained the access and connection permits between January 1, 2018 and December 28, 2023, certain administrative milestones may be extended as follows:

●	the Construction Administrative Authorization shall be obtained by (i) July 25, 2024 if the access and connection permits were granted after December 31, 2017 and prior to June 25, 2020, or (ii) within 49 months as from the date of the access and connection permits (if they were granted on or after June 25, 2020).

●	the deadline for the obtention of the Exploitation Authorization may be extended up to 8 years, if certain requirements are met. The 8 years’ deadline shall be calculated in the same way as the deadline for the Construction Administrative Authorization.

Other special rules are included to address the issue of unavailability of grid connection infrastructure for the permitting process of renewable energy projects.

Additionally, RD-law 8/2023 contains new rules for access and connection tenders, such as (i) release of capacity which was reserved for self-consumption, (ii) new criterion to evaluate tenders and (iii) incorporation of capacity auctions on the demand side and provides that from January 1, 2024 until March 31, 2024, Electricity Special Tax will be levied at the rate of 2.5%, and from April 1, 2024 until June 30, 2024, at the rate of 3.8%.

Finally, RD-law 8/2023 extends certain measures adopted at the time to counteract the economic and social consequences of the war in Ukraine and also introduces certain measures on provisional and definitive operational notifications.

Material Effects of Government Regulations on Texas, USA, PV Plants

Texas PV Market and Regulation

Inflation Reduction Act

In August 2022, the Inflation Reduction Act, or IRA, was enacted. The IRA is widely recognized as the most significant climate legislation in the history of the United States, and signifies a monumental step toward fostering a sustainable future. This groundbreaking legislation allocates substantial funding, introduces impactful programs, and provides incentives aimed at accelerating the transition to a clean energy economy. The multifaceted approach of the IRA underscores the US government’s unwavering commitment to combating climate change and underscores the importance of collaborative efforts in addressing this global challenge.

The “IRA” ushered in a transformative era by extending and modifying the Investment Tax Credits, or “ITC”, outlined in section 48 of the Internal Revenue Code of 1986 (as amended). This landmark legislation introduces a comprehensive framework that grants taxpayers a tax credit for a significant portion of the expenditures incurred when placing energy properties in service. The ITC for a taxable year equals the product of multiplying the energy percentage established by the IRA by the basis of the energy property placed in service during that year (i.e., for renewable energy facilities, the eligible construction costs during the relevant year).

The IRA establishes a base ITC rate of 30% for projects commencing construction before January 1, 2025. This rate is contingent upon satisfying the Prevailing Wage and Apprenticeship requirements stipulated within the IRA, commonly referred to as the “IRA Wage Requirements.” Assuming compliance with these requirements, renewable energy projects gain the potential to qualify for additional incentives such as the Domestic Content Adder, which accounts to a 10% ITC bonus, the Energy Community Adder, which offers a similar bonus for those meeting its specified criteria and the Low-Income Community Adder, which offers an even more substantial bonus ranging from 10% to 20%. A project can be rewarded each adder directly and the receipt of a particular adder is not contingent on the receipt of another adder.

The IRA introduced a new way of monetizing the tax credits by allowing eligible taxpayers, excluding tax-exempt entities, to transfer either the entirety or a portion of certain tax credits to an unrelated party. This flexibility not only encourages collaboration but also serves as a strategic mechanism for maximizing the utilization of available tax benefits and is expected to increase the availability of third-party tax equity financing arrangements.

Texas Renewable Energy Regulations and Permitting

In 2023, pursuant to Section 46 of House Bill 1500, Texas repealed the Public Utility Regulatory Act, or PURA § 39.904, Goal for Renewable Energy, which was the statutory basis for the renewable portfolio standard, or RPS, mandate in the state. However, Section 53 of HB 1500 required the Public Utility Commission of Texas, or PUCT, to adopt rules to implement a new RPS only for PV resources and phase it out so that it terminates on September 1, 2025. HB 1500 also added PURA § 39.9113, which requires ERCOT to maintain a voluntary renewable energy credits, or RECs, trading program to maintain accreditation and a banking system to award and track RECs to facilitate voluntary contractual obligations and verify claims regarding environmental attributes of renewable energy production in Texas.

Unlike many states across the USA, Texas does not have a Power Siting Board and does not require project developers to obtain approval for the siting or construction of a new PV plant. The PUCT has the authority to oversee power generation companies; however, it lacks the capability to grant permits or certificates for the construction of new electric generating plants or to directly regulate the building process of individual electric generating plants. At the local level, Texas counties have restricted control over specific elements of the construction process, such as the utilization of county roads, but they do not have the authority to regulate the development and construction of PV projects. While the authorization of electric generating facilities in Texas does not necessitate state or county permits, these projects still require general construction permits such as the General Permit for Storm Water Discharges from Construction Activities required under the Clean Water Act and the Texas Water Code. Other permits may be required for specific components of a project, such as access driveways and utility line crossings, or when new water wells, septic systems or concrete batch plants will be installed, but such permits are generally ministerial and can be obtained in the ordinary course of business.

According to the ERCOT protocols, a PV facility generating 10 MWac or less is considered a Distributed Generation facility. The owner of a Distributed Generation facility that generates electricity intended to be sold at the ERCOT wholesale market must register with the PUCT as a Power Generation Company and submit an Emergency Operations Plan to the PUCT and ERCOT. Furthermore, the Distributed Generation facility must interconnect with the local distribution utility through executing the standard Distributed Generation Interconnection Agreement. All of the Company’s US PV projects are considered Distributed Generation facilities.

In addition to the registrations required by the PUCT, the owner of the Distributed Generation facility must register with ERCOT as a Resource Entity. Additionally, the owner of the Distributed Generation can choose to be registered as a Settlement Only Distributed Generator which enables the facility to be settled for exported energy only without participating in the ERCOT Ancillary Services market, Reliability Unit Commitment, and Security-Constrained Economic Dispatch. A Settlement Only Distributed Generator must engage and designate a Qualified Scheduling Entity who will be responsible for financial settlements on its behalf.

Lastly, in order for a Distributed Generation facility to sell the Solar Renewable Energy Certificates (SREC) that are generated from the operations of the facility, the facility must register with ERCOT for a Texas Renewable Energy Certificates account and with the PUCT as a Renewable Energy Credit Generator.

Texas Market Structure

Utility-scale projects, particularly wind and solar farms, stand as the backbone of the renewable energy capacity of Texas. These projects generate electricity and interface with the ERCOT grid, which operates independently, overseeing the majority of the state’s electric power flow. The integration of utility-scale renewable energy projects into ERCOT has significantly reshaped the state’s energy landscape.

Within the ERCOT market, utility-scale renewable energy generators engage in the competitive wholesale electricity market through participating in the Real-Time energy market or in the Day-Ahead energy market. Real-time transactions driven by supply and demand dynamics set the market-clearing price, establishing a dynamic framework for electricity trading. As utility-scale projects contribute substantial capacity to the grid, they play a vital role in influencing these market dynamics.

Retail customers may purchase power from retail electricity providers, or REPs, that may procure renewable electricity in the ERCOT wholesale electric market. Renewable energy plans offered by REPs enable consumers to make choices aligned with their sustainability goals.

Material Effects of Government Regulations on Israeli PV Plants

The Israeli Electricity Market

The Israeli electricity market is dominated by the IEC, which manufactures and sells most of the electricity consumed in Israel and by the Palestinian Authority and had an installed capacity of approximately 10.5 GW as of the end of 2022. According to such report, in 2022 the installed capacity of the IEC represented 48% of the total installed capacity in the Israeli market, the actual electricity production of the IEC represented 51% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 69% of the supply segment of the Israeli market, with the remainder represented by the independent power producers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). Unless otherwise noted, the information concerning the Israeli electricity market included in this Report is derived from the Israeli Electricity Sector Annual Report for 2022, published by the Israeli Electricity Authority in September 2023.

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

The Israeli Electricity Authority operates in accordance with the Israeli Electricity Law and the policies of the Israeli government and the Minister of Energy and Infrastructures, or the Minister of Energy. As part of its authorities, the Israeli Electricity Authority, among other roles, grants licenses and supervises the compliance with the provisions of the Israeli Electricity Law and the licenses issued thereunder, sets the tariffs and the methods for updating them and determining standards for the quality, nature and level of the services provided by the holders of essential service supplier licenses in relation to their customers and other electricity manufacturers, including in connection with electricity consumption, grid connections, supply reliability, infrastructure services and the purchase of electricity from licensees.

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

During 2020, the Minister of Energy instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC published a procedure (PQ) for the sale of its production units in Eshkol in order to sell them to private parties in 2023 and announced the buyer in November 2023. The sale process is currently expected to be completed during 2024. Upon completion of the sale of said production units, the IEC’s market share in the electricity production segment in Israel will be below 50%. In November 2023, the IEC published a tender for the BOT construction and operation (for a 25 year period) of a new power plant to be fueled by natural gas with installed capacity of 600-900 MW in Sorek (in central Israel).

As noted above, the System Manager was established in connection with the implementation of the 2018 reform in the electricity sector. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, as of the end of 2022, the IEC owned approximately 48% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

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

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in September 2015, as follows: 10% in 2020, 13% in 2025 and 30% in 2030. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel. During 2022, the actual consumption of electricity from renewable energy represented 10.4% of the consumption and the installed capacity (DC) of renewable energy as of the end of 2022 was 4.8 GW, compared to 3.65 GW as of the end of 2021.

In August 2017, Amendment no. 14 to the Electricity Sector Law, or Amendment no. 14, was published. Amendment no. 14 is in effect until December 31, 2030. Amendment no. 14 requires that the Israeli Minister of Energy formulate a perennial work plan in connection with production of electricity from renewable energy, which will include action items per year in order to meet the targets for renewable energy manufacturing determined by the Israeli government. Amendment no. 14 further provides that an inter-ministerial committee will be established, which will be required to submit its recommendations to the Israeli Minister of Energy regarding the advancement of electricity manufacturing from renewable energy, including recommendation with respect to: (i) methods for minimizing or eliminating obstructions for manufacturing of electricity from renewable energy, including in connection with planning and financing and (ii) methods for minimizing or eliminating obstructions for the construction of facilities for manufacturing electricity from renewable energy. Amendment no. 14 also requires the general manager of the Ministry of Energy to provide an annual report to the Economic Committee of the Israeli parliament on meeting the targets for manufacturing electricity from renewable energy and with respect to the implementation of Amendment no. 14 and the perennial work plan.

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

In November 2017, the Minister of Energy approved an additional quota of 1,600 MWp for photovoltaic installations that will be allocated between small rooftop installations and medium installations.

During the years 2017-2019, several tenders were conducted. The results of the fourth tender related to land-mounted medium installations that were published in November 2019, set a price per KWh of NIS 0.1798 for an aggregate production capacity of 236 MWp to be constructed by the end of 2020. The results of the second tender related to rooftop and water reservoir mounted installations, also published in November 2019, set a price per KWh of NIS 0.2307 for an aggregate production capacity of 68 MWp. During 2020, the Israel Electricity Authority conducted additional tenders and on December 28, 2020 the results of the most recent tender were published, with an aggregate installed capacity allocated of 609 MW and price per KWh set at NIS 0.1745, which is 12% lower than the price set in the previous tender. In a tender held at the end of 2021 in connection with a 300 MW plant in Dimona, Israel, with 210 MW storage, the price determined was 0.0857 per KWh.

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

Ellomay Luzon Energy and the Dorad Power Plant

General

Ellomay Luzon Energy is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Ellomay Luzon Energy’s main asset is its holdings of 18.75% of Dorad.

Ellomay Luzon Energy

On November 25, 2010, Ellomay Energy Ltd., our wholly-owned subsidiary, entered into an Investment Agreement, or the Dori Investment Agreement, with the Dori Group and Ellomay Luzon Energy, with respect to an investment by Ellomay Energy Ltd. in Ellomay Luzon Energy. Pursuant to the terms of the Dori Investment Agreement, Ellomay Energy Ltd. invested a total amount of NIS 50 million (approximately €10 million) in Ellomay Luzon Energy, and received a 40% stake in Ellomay Luzon Energy’s share capital. The transaction contemplated by the Dori Investment Agreement, or the Dori Investment, was consummated in January 2011, or the Dori Closing Date.

Ellomay Energy Ltd. was also granted an option to acquire additional shares of Ellomay Luzon Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy Ltd.’s percentage holding in Ellomay Luzon Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Ellomay Luzon Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Ellomay Luzon Energy and our indirect ownership of Dorad is 9.375%. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders loans provided to Ellomay Luzon Energy by its shareholders with the new ownership structure.

Concurrently with the execution of the Dori Investment Agreement, Ellomay Energy Ltd., Ellomay Luzon Energy and Dori Group also entered into the Ellomay Luzon Energy Shareholders Agreement that became effective upon the Dori Closing Date. The Ellomay Luzon Energy Shareholders Agreement provides that each of Dori Group and Ellomay Energy Ltd. is entitled to nominate two directors (out of a total of four directors) in Ellomay Luzon Energy for as long as the ratio of holdings between the two shareholders is in the range of 1:1 to 1:1.5 and thereafter such number of directors based on the ratio of holdings of the parties. The Ellomay Luzon Energy Shareholders Agreement also grants each of Dori Group and Ellomay Energy Ltd. with equal rights to nominate directors in Dorad, provided that in the event Ellomay Luzon Energy is entitled to nominate only one director in Dorad, such director shall be nominated by Ellomay Energy Ltd. for so long as Ellomay Energy Ltd. holds at least 30% of Ellomay Luzon Energy. The Ellomay Luzon Energy Shareholders Agreement further includes customary provisions with respect to restrictions on transfer of shares, a reciprocal right of first refusal, tag along, limitations on pledging of Ellomay Luzon Energy’s shares, principles for the implementation of a BMBY separation mechanism, special majority rights, etc.

Following the Dori Closing Date, the holdings of Ellomay Energy Ltd. in Ellomay Luzon Energy were transferred to Ellomay Energy LP, an Israeli limited partnership whose general partner is Ellomay Energy Ltd. and whose sole limited partner is us. Ellomay Energy LP replaced Ellomay Energy Ltd. with respect to the Dori Investment Agreement and the Ellomay Luzon Energy Shareholders Agreement.

Ellomay Luzon Energy’s representative on Dorad’s board of directors is currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors.

Ellomay Energy LP and Ellomay Luzon Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 23.5 million of the then outstanding shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Ellomay Luzon Energy, with the remaining balance of shareholders’ loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans. During the year ended December 31, 2023, Ellomay Luzon Energy repaid all outstanding shareholders’ loans.

To the best of our knowledge, since February 2018, the holdings and rights of the Luzon Group in Ellomay Luzon Energy (including the shares of Ellomay Luzon Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Ellomay Luzon Energy) are pledged to the holders of debentures issued by the Luzon Group to the public in Israel. We provided pledges on our holdings in Ellomay Luzon Energy and the shareholder’s loans provided to Ellomay Luzon Energy in connection with the issuance of our Series E Secured Debentures. For more information see Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

The Dorad Power Plant

Other than information relating to Ellomay Luzon Energy, the disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

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

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by Eilat-Ashkelon Pipeline Company Ltd., or EAPC, Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, and Zorlu Enerji Elektrik Uretim A.S., or Zorlu, (25%), a publicly traded Turkish company. Dorad’s shareholders, including Ellomay Luzon Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a unanimous vote requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Ellomay Luzon Energy’s shareholders and Ellomay Luzon Energy, or the Ellomay Luzon Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Ellomay Luzon Energy.

“Iron Swords” War

Due to the location of the Dorad Power Plant, Dorad has implemented various security measures in order to enable continued operations of the Dorad Power Plant during attacks on its premises.

During the “Iron Swords” war, which commenced on October 7, 2023, thousands of rockets were launched towards the State of Israel, and shrapnel landed several times in the area of the Dorad Power Plant and caused immaterial damage to property and equipment, but did not impact the ongoing operation of the power plant.

The security situation resulted in a decrease in the scope of economic and business activity in Israel and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel, a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the NIS.

Due to the war and in accordance with notifications provided by the Israeli Ministry of Energy to the operator of the “Tamar” natural gas field, the natural gas extraction from the reservoir was temporarily halted and thereafter renewed. This did not have a material impact on Dorad’s operations, which continued operating the power plant based on natural gas purchased from Energean.

Dorad estimated, based on the information it had as of February 29, 2024 (the date of approval of Dorad’s financial statements as of December 31, 2023), that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the continuation of the war and hostilities or their cessation may affect Dorad’s assessments, as of the date of the financial statements, Dorad had no ability to assess the extent of the impact of the war on its business activity and its medium and long-term results. Dorad continues to regularly monitor the developments and examine the effects on its operations and the value of its assets.

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

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. As of December 31, 2023, the effective interest rate is approximately 5.1%. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. On April 4, 2023, Dorad received an update of its debt rating forecast to ilAA-/Negative and on April 9, 2024, Dorad received a ratification of its debt rating of ilAA- with a “Stable” forecast. In the event Dorad’s rating will be lowered, the interest rate will increase to approximately 5.5%.

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

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is required to examine compliance with these standards as of May 27 and November 27 of each year. Dorad is in compliance with these financial standards as of December 31, 2023 (based on the compliance examination conducted as of November 27, 2023).

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Ellomay Luzon Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2023, the Israeli CPI increased by approximately 3.3%.

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

As of December 31, 2023, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.29 billion. As of December 31, 2023, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2023, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 522 million.

The Dorad Credit Facility includes limitations on distributions by Dorad based on compliance with financial covenants and certain undertakings. For the purposes of the Dorad Credit Facility, a “distribution” includes also the repayment of shareholders’ loans. A distribution that is not in compliance with the Dorad Credit Facility is a cause for immediate repayment of the financing obtained by Dorad.

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

As of December 31, 2023, we (through Ellomay Luzon Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 15 million. The guarantees were provided pursuant to a Guarantee Provision Agreement between Ellomay Luzon Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Ellomay Luzon Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy, Ellomay Energy LP or Ellomay Luzon Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy and/or Ellomay Energy LP, the shareholders’ loans provided to Ellomay Luzon Energy will be subordinated to amounts due from Ellomay Luzon Energy to the bank under this agreement and Ellomay Luzon Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Ellomay Luzon Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement.

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

Dividends

On May 6, 2021, Dorad’s Board of Directors approved the distribution of a dividend in the amount of NIS 100 million (approximately €25.4 million) and such dividend was distributed during May 2021. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 18.8 million (approximately €4.5 million) and repaid an amount of approximately NIS 9 million (approximately €2.3 million) loan to us. In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million (approximately €17 million) and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.2 million) and repaid an amount of NIS 6.5 million to us. On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million (approximately €17.4 million) and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million (approximately €3.3 million) and repaid an amount of approximately NIS 5 million to us, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which we received NIS 1.5 million.

Legal Proceedings

We and Ellomay Luzon Energy, and several of the other shareholders of Dorad and their representatives and Dorad, are involved in various litigations as follows:

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael

During April 2015, Ellomay Luzon Energy approached Dorad in writing, requesting that Dorad take legal steps to demand that Zorlu, Wood Group Gas Turbines Ltd., the engineering, procurement & construction contractor of the Dorad Power Plant, or Wood Group, and the representatives of Zorlu on the Dorad Board of Directors disclose details concerning the contractual relationship between Zorlu and Wood Group. In its letters, Ellomay Luzon Energy notes that if Dorad will not act as requested, Ellomay Luzon Energy intends to file a derivative suit in the matter.

Following this demand, in July 2015, Ellomay Luzon Energy and Ellomay Luzon Energy’s representative on Dorad’s Board of Directors, who is also a member of our Board of Directors, filed a petition, or the Petition, for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa District Court. The Petition was filed against Zorlu, Zorlu’s current and past representatives on Dorad’s Board of Directors and Wood Group and several of its affiliates, all together, the Defendants. The petition requested, inter alia, that the court instruct the Defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant. For the sake of caution, Plaintiffs further requested to reserve their rights to demand, on behalf of Dorad, monetary damages in a separate complaint after Dorad receives the aforementioned information and documents.

At a hearing held in April 2016, Ori Edelsburg (a director in Dorad) and affiliated companies were added as additional respondents.

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. A statement of claim, or the Claim, was filed by Ellomay Luzon Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings, which owns Edelcom, or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon. The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Ellomay Luzon Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218.3 million). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third-party notice against Ellomay Luzon Energy claiming for breaches by Ellomay Luzon Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

In October 2017, EAIS, which holds 37.5% of Dorad’s shares, filed a statement of claim in this arbitration proceeding. In its statement of claim, EAIS joins Ellomay Luzon Energy’s and Mr. Raphael’s request as set forth in the Claim and raises claims that are similar to the claims raised by Ellomay Luzon Energy and Mr. Raphael in the Claim.

In December 2017, Zorlu filed a request in connection with the Ellomay Luzon Energy statement of claim to the extent it is directed at board members serving on behalf of Zorlu and in January 2018 the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad. During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Ellomay Luzon Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Ellomay Luzon Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Dorad all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, to determine that the board members that represent EAIS and Ellomay Luzon Energy breached their fiduciary duties towards Dorad and obligate EAIS and Ellomay Luzon Energy to pay the amount of $140 million, plus interest in the amount of $43 million, which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and to rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Ellomay Luzon Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million, plus interest and linkage and, alternatively, to determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

In May 2019, a new arbitrator was appointed, and dates were set for the discovery process. On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich.

On June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding described in Section 1.16 as follows:

●	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

●	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

●	Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

On July 4, 2023 and July 5, 2023, the parties to the arbitration (other than Dorad) approached the retired judge named in the arbitration agreement as the agreed appeal arbitrator asking him to agree to rule on the appeal concerning the arbitration award. On July 6, 2023, the judge notified the parties that he agrees to rule on the appeal.

In November 2023, appeals were submitted by the plaintiffs and the respondents against the arbitration award. In their appeal, the plaintiffs claimed, inter alia, that the arbitrator was mistaken in his arbitration award decisions and requested alternative rulings either accepting the appeal and cancelling the entire financial payment decision included in the arbitration award or a partial cancellation of the financial payment decision included in the arbitration award and a relative decrease of the interest and expenses obligation imposed on the plaintiffs. In their appeal, the defendants appealed the financial payment decision and claimed that the amount ruled should have been higher and also appealed the interest rate determined with respect to the financial payment and the scope of expenses reimbursement. The parties filed responses to the appeals in February 2024 and the last date for submission of answers to the responses was scheduled for May 2024. A preliminary hearing was scheduled for May 30, 2024.

As Edelcom did not appeal the arbitrator’s decision with respect to the petition to approve a derivative claim filed by Edelcom in connection with the entrepreneurship fees, the arbitration award remains unchanged with respect to this petition and claim.

As of the date hereof, in light of the preliminary stage of the appeals and based on the advice of legal counsel of Ellomay Luzon Energy, it is too early to estimate the outcome of the appeals. Based on advice from its legal counsel, Dorad did not include the impact of the arbitration award in its financial statements for the year ended December 31, 2023.

For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom, which holds 18.75% of Dorad, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Ellomay Luzon Energy’s shares, the Luzon Group and Ellomay Luzon Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Ellomay Luzon Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Ellomay Luzon Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Ellomay Luzon Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Ellomay Luzon Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Ellomay Luzon Energy and Dorad. In November 2016, Ellomay Energy and Ellomay Luzon Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Ellomay Luzon Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above under “Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael”.

Opening Motion filed by Zorlu

On April 8, 2019, Zorlu filed an opening motion with the District Court in Tel Aviv against Dorad and the directors serving on Dorad’s board on behalf of Ellomay Luzon Energy and EAIS. In the opening motion, Zorlu asked the court to instruct Dorad to convene a shareholders meeting and to include on the agenda of this meeting a discussion and a vote on the planning and construction of an additional power plant adjacent to the existing power plant, or the Dorad 2 Project. Zorlu claimed that although the articles of association of Dorad provides that the planning and construction of an additional power plant requires a unanimous consent of the Dorad shareholders, and while Zorlu and Edelcom are opposed to this project, including due to the current disagreements among Dorad’s shareholders, Dorad continued taking actions to advance the project, which include spending substantial amounts of Dorad’s funds. Zorlu further claims that the representatives of Ellomay Luzon Energy and EAIS on the Dorad board have acted to prevent the convening of a shareholders meeting as requested by Zorlu. Edelcom thereafter joined the opening motion as an additional respondent that opposes the advancement of the project at this stage. In addition, Ellomay Luzon Energy and EAIS were joined as additional respondents. On June 28, 2021, a ruling was handed in which the court ordered Dorad to convene a special shareholders meeting, on whose agenda will be the planning and construction of the “Dorad 2 Project”. Following the said ruling, Dorad’s board resolved that Dorad’s management will continue to examine the feasibility of the “Dorad 2 Project” and its implications, and bring its decisions to Dorad’s board approval. Dorad’s Board of Directors further resolved that to the extent it will approve the Dorad 2 Project, the decision will be presented to Dorad’s shareholders for approval. On July 27, 2021, a shareholders meeting of Dorad was held. In accordance with the court ruling, the agenda for such meeting included two resolutions (1) the planning and construction of the Dorad 2 Project – a resolution that Ellomay Luzon Energy and EAIS supported and Edelcom and Zorlu rejected; and (2) approval of the aforementioned resolution of the Dorad Board of Directors – a resolution which Ellomay Luzon Energy and EAIS supported and with respect to which Edelcom and Zorlu abstained. Following such shareholders meeting, correspondence was exchanged between Dorad and Edelcom concerning, among other issues, the implications of the aforementioned resolutions. Dorad estimates (after consulting with legal counsel) that by convening the aforementioned shareholders meeting Dorad complied with the court ruling and therefore the opening motion process ended.

Potential Expansion of the Dorad Power Plant

As noted above, Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit.

On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW.

On July 12, 2023, Dorad received a copy of a petition submitted by O.P.C Hadera Expansion Ltd., or OPC, concerning the approval of the Israeli Government. On July 19, 2023, the Israeli Supreme Court rejected the petition submitted by OPC due to non-exhaustion of proceedings. On July 24, 2023, Dorad received a copy of OPC’s letter to the Israeli Government, through the Secretary of the Government, requesting an urgent response to OPC’s letter dated July 3, 2023 and noting that to the extent the Government does not act accordingly, OPC will have no other recourse and will file a new petition with the court. Furthermore, on July 17, 2023, Dorad received a copy of a petition submitted by Reindeer Energy Ltd., or Reindeer, concerning the same approval of the Israeli Government. On July 19, 2023, the Israeli court resolved that Reindeer is required to notify the court by July 24, 2023 why its petition should not be deleted as it is premature, without an order to pay legal expenses and while reserving its claims until a final resolution is adopted in the matter. On July 25, 2023, Dorad received a copy of Reindeer’s response, claiming that the petition is not premature and that without the court’s interference at this stage, the possibility to compete over building a power plant in Central Israel will be eliminated until 2035, therefore, Reindeer claims that the court’s suggestion does not maintain its rights but eliminates them and harms the public interest, which requires a discussion of the petition. On July 27, 2023, the court rejected Reindeer’s petition resolving that it is premature and that under the circumstances there is no justification to discuss it at this time because it is unclear what the recommendation of the National Infrastructure Committee will be after another discussion and what will be the final resolution of the Israeli Government and the basis of the resolution.

On January 16, 2024, Dorad received a letter from Edelcom stating that Edelcom, as a shareholder of Dorad, objects to the proposal to expand the power plant.

Following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024. On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted. In Dorad’s opinion, the NIC’s opposition and conduct in refusing to issue building permits is illegal. In March 2024, Doard filed a petition with the Israeli Supreme Court requesting the issuance of a conditional order to the NIC instructing it to provide the reasons for its refusal to attend to the request for issuance of building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of this order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits. A response to the petition is due to be filed in May 2024.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

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

As of December 31, 2023, there are several private power plants operating in Israel for the production and supply of electricity. To the best of the Company’s knowledge and according to public information, in addition to those stations sold by the IEC to private parties as mentioned below, in 2012 the OPC Rotem Ltd. Power plant, which is a private plant located in the Rotem Plain that produces electricity using turbines that consume natural gas in the combined cycle technology, with a capacity of about 440 MW began operating. In September 2015, Dalia Energy Power Ltd. began operating a private power plant operated by natural gas with a production capacity of approximately 900 MW, at the Tzafit site, located adjacent to the “Tzafit” power plant of the IEC and in the jurisdiction of the Yoav Regional Council. At the beginning of 2021, the IPM company began operating a private power plant with a production capacity of approximately 450 MW, in the industrial area of Be’er Tuvia. In addition, commencing the end of 2015, a number of additional private plants operate through cogeneration (which is the use of steam as part of industrial processes) with an aggregate capacity of approximately 1,000 MW. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, the private power producers owned a market share in the production segment of approximately 43% of the installed electricity capacity in Israel.

Customers

Dorad entered into electricity supply agreements with various commercial consumers for the entire production capacity of the Dorad Power Plant (assuming maximal consumption by all customers in the summer season, characterized by peaks of demand from customers). The majority of the agreements are for ten years terms and may be extended for an additional five years, and the agreements do not obligate the customers to purchase a minimum quantity of electricity. The end-users include the Israeli Ministry of Defense, Mekorot (Israel’s water utility and supply company), Israeli food manufacturers (Ossem and Strauss), Israeli hotel chain (Isrotel), and others. The electricity supply agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as determined by the Israeli Electricity Authority. There is no regulatory or contractual limit on the discount rate at which electricity can be sold by Dorad. Dorad’s supply agreements, with the exception of agreements executed prior to the extension of the supply license) are required to include an exit right for the customer no later than five years from the date of the start of electricity supply.

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

Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. Until December 31, 2022, the months of the year were split into three seasons as follows: the summer season – the months of July and August; the winter season – the months of December, January and February; and intermediate seasons – (spring and autumn), the months from March to June and from September to November. There is a higher hourly demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the Taoz Tariff (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, the Taoz Tariff is higher in the summer season than in the intermediate and winter seasons. Commencing January 1, 2023, changes in the Taoz Tariff and the composition of the summer season became effective. For more information concerning the changes, see “Material Effects of Government Regulations on Dorad’s Operations – Tariffs” below.

Changes in the climate have an effect on electricity consumption of Dorad’s customers, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons) and could have a material impact on Dorad and its financial results.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements). During 2023 Dorad did not have a significant diesel oil use.

Pursuant to the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2023, natural gas is currently being used for the production of approximately 68% of the electricity produced in Israel.

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

On March 22, 2021, Dorad entered into an addendum to the Tamar Agreement according to which the parties agreed on the amount of gas that Dorad will purchase from Tamar commencing January 1, 2022, and Dorad exercised the option set forth in section (d) above, resulting in an update to the amounts and prices of gas purchased by Dorad from Tamar, which is beneficial to Dorad. This addendum also provides that Dorad will be entitled to compensation in the amount specified in the addendum, which was received in the third quarter of 2021.

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

Natural Gas Purchase Agreement with Energean

In October 2017, Dorad executed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion was initially expected to be by the second half of 2021. Based on the agreement, Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018, all the suspending conditions included in the agreement with Energean were fulfilled. During 2020-2022, Energean updated the forecast date for the initial gas flow several times due to the impact of the Covid-19 crisis on the Energean production facilities. Due to these delays, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022.

Agreement with Alon Gat

On March 6, 2019, Dorad signed a memorandum of understanding with Alon Energy Centers LP, or Alon Gat, which currently operates a private power plant for the production of electricity in Kiryat Gat, Israel, with a capacity of approximately 73 MW. This memorandum provides that Alon Gat will provide Dorad with the full availability of the aforementioned power plant and will sell the electricity produced at the power plant to Dorad, which will serve as supplier in consideration for payment for availability and electricity, for an initial term of six years. On November 12, 2019, commercial operation of the Alon Gat power plant began and the implementation of the memorandum of understanding became effective. The memorandum contained termination provisions, including in the event of regulatory changes that materially impair the implementation of the understandings between the parties. On January 8, 2023, Alon Gat informed Dorad of the termination of the agreement, effective March 31, 2023, due to certain regulatory changes that enabled Alon Gat to terminate the agreement with Dorad, including the change in production tariff and demand hours cluster.

Delivery of Natural Gas

The natural gas is supplied through Israel Natural Gas Lines Ltd., currently the sole operator of a natural gas transportation system in Israel. The ability to deliver natural gas depends on the extent of the capacity of gas that can be transported in the pipeline.

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

Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of December 31, 2023, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

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

The licenses cannot be transferred, encumbered or seized, directly or indirectly, and the production licenses also provide that it is not possible to sell or pledge any property used for the execution of the licenses, all except with the prior approval of the Minister. In addition, the licenses state, among other things, that the approval of the Minister of Energy is required for the transfer or encumbrance of control of Dorad. In the event that the transfer of control also includes a change in the terms of the license, the approval of the Israeli Electricity Authority is also required. In addition, the licenses include restrictions and requirements in connection with transfers of rights, directly or indirectly, in Dorad.

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

As of December 31, 2023, Dorad is in compliance with the terms of the licenses granted to it.

Tariffs and Payments

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

On August 28, 2022, the Israeli Electricity Authority issued a decision in which, among other things, a change in the clusters of demand hours was established, according to the decision the “high” cluster was eliminated, peak hours will be shifted in some seasons from noon to evening hours and the number of months in the summer season will be expanded to 4 months (June – September instead of July and August). The decision became effective on January 1, 2023.

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

On December 26, 2022, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 0.7% from January 1, 2023 through the end of 2023. On January 26, 2023, the Israeli Electricity Authority published a decision regarding “Annual Update of 2023 Electricity Rates for Customers of the IEC” which provided for a decrease in the average production component of approximately 1.2% from February 1, 2023 through the end of 2023. On March 27, 2023, the Israeli Electricity Authority published a decision regarding “Ongoing Update to Electricity Rates for Customers of IEC,” which provided for a decrease in the average production component of approximately 1.4% from April 1, 2023, which was in effect through the end of January 2024.

On January 29, 2024, the Israeli Electricity Authority published a decision regarding “Annual Update of 2024 Electricity Rates for Customers of the IEC,” which provided for a decrease in the average production component of approximately 1% from February 1, 2024.

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

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. On October 31, 2021, a hearing was held on the request to send notices to third parties, but no decision has yet been given on the request. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. On April 10, 2023, the court decided to reject the request submitted by the IEC to send the third-party notice to Dorad. On June 11, 2023, the IEC submitted an appeal on the court’s decision. The respondents submitted written responses to the appeal and a hearing date is scheduled for May 6, 2024. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

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

Market Model for Private Manufacturers on the Transmission Grid

In March 2022, the Israeli Electricity Authority published its resolution providing for a market model for private manufacturers and renewable energy on the transmission grid. The purpose of the resolution is to create a uniform set of rules and a possibility for better control of the System Manager over the loads on the network, especially in view of the massive entry of renewable energies into the market. This resolution preserves the ability of manufacturers operating under a different regulation, including Dorad, to continue operating in a format of physical loading (production according to the predicted customer consumption and selling excess electricity to the System Manager), and also allows those manufacturers to decide, every month, at their discretion, to switch to a central loading format that will entitle them to energy payments in accordance with the mechanisms established in the resolution and in parallel to purchase the electricity required by their customers from the System Manager at market price (SMP). This arrangement became effective commencing January 1, 2024. Dorad is examining the impact of the resolution on its operations and may, at any time and from time to time, elect to switch to the proposed central loading mechanism in the event it resolves that the change will have a positive impact on its financial results.

Waste-to-Energy (Biogas) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2022 (in thousands)	Revenue in the year ended December 31, 2023 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€3,207	€4,345
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€3,100	€5,269
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	€6,333	€7,407

1.	This plant’s permit provides for a subsidy in connection with production of approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

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

During 2023, we assessed the recoverable amount of its Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2023. The examination was conducted based on the net consideration (net of expected estimated indemnification) included in a binding offer received for the sale of the Biogas plants. The examination concluded that the fair value (net of transaction costs) of each of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision.

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

The anaerobic digestion process leaves an organic residue, the digestate. The digestate can be used as a fertilizer and soil improver and the WtE plant is required to find solutions for the proper disposal of the digestate. The ability to dispose of digestate is subject to the relevant regulation in the target countries with respect to the amounts and timing of disposal of digestate as a fertilizer in such country. In the event restrictions and regulation does not permit disposal in a certain country, the WtE plant is required to dispose of the digestate in more distant locations or to store the digestate, which increases the costs of the disposal of digestate.

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

The success of a WtE plant depends on its ability to procure and maintain sufficient levels of the waste applicable and suitable to the WtE technology the plant uses, to meet a certain of range of energy (gas, electricity or heat) production levels. Both Groen Goor and Oude Tonge initially executed long term feedstock agreements with feedstock suppliers. These agreements were terminated due to disagreements with the suppliers. To ensure continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, our WtE plants started working with a large number of waste suppliers, such as farmers, food manufacturers and other specialized waste suppliers in order to continuously monitor the proposed sales and try to locate the most efficient and beneficial offers.

The Netherlands Waste-to-Energy Market and Regulation

Dutch Climate Goals

According to EU law, the production rate of energy from renewable sources for the Netherlands by the year 2030 must be 39%. In addition, the Dutch government’s goal is to have at least 16% renewable energy by 2023 and an almost fully sustainable energy supply in 2050.

In July 2019, the national Climate Act (“Klimaatwet”) was adopted. The Climate Act contains several national climate goals. As a result of the European Climate Law, the CO2 emission reduction in the Climate Act targets were amended in July 2023 to 55% by 2030 and climate-neutral by 2050, aiming for negative emissions after 2050. In addition, pursuant to the Coalition Agreement (“Coalitieakkoord") of December 2021, the Dutch government is aiming for a CO2 reduction of 60% by 2030, 70% by 2035 and 80% by 2040, compared to 1990 levels. Furthermore, the Dutch government mentions investments in research and innovation of climate neutral technology and emphasizes the importance of a sustainable energy supply.

The Climate Act does not contain any direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals and renewable energy goals. In this regard the Climate Act requires the Dutch government to draft a so-called National Energy and Climate Plan (NECP). The Climate Plan covers a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first NECP (“Integraal Nationaal Energie en Klimaatplan 2021-2030”) was presented on November 1, 2019 and mainly refers to the headlines and various goals set – in broad outline – in the aforementioned Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy. In June 2022, the Dutch government presented the draft NECP (“Ontwerp Beleidsprogramma Klimaat en Energie”). This program complements the Climate Plan and elaborates on the climate policy from the Coalition Agreement. In December 2023, in connection with the RED III Decree, the European Commission issued recommendations under the European Climate Law to the Netherlands on their submitted draft NECP. The recommendations reflected that, based on projections, the contribution of the Netherlands to (amongst other) renewable energy, energy efficiency and reduction of greenhouse gas emissions is significantly below the EU target. These recommendations have to be taken into account in the final NECP, which is due by June 30, 2024.

Another mechanism introduced in the Climate Act is the Climate and Energy Outlook (“Klimaaten Energieverkenning”), which is regarded as one of the accountability instruments of the Dutch climate and energy policy. Based on the Climate and Energy Outlook published in 2023, the Dutch greenhouse gas emissions are expected to decrease by 46%-57% in 2030 compared to 1992. The Climate and Energy Outlook mentions that the main reason for the delay in reaching the 55% reduction target is the need for more rapid implementation of existing plans and formulation of additional policies. In addition, parts of the abovementioned NECP are not yet sufficiently detailed and several policy programs, such as the REPowerEU, are still being negotiated by the European Commission. The Climate and Energy Outlook is accompanied with a Climate Memorandum (“Klimaatnota”). The 2023 Climate Memorandum contains, amongst others, an updated climate and energy legislative and policy program regarding emission reduction, energy infrastructure, energy efficiency, the implementation of EU legislation, etc.

In order to have a fully sustainable energy supply or circular economy in 2050, the Dutch government established the National Circular Economy Program 2023-2030 (“Nationaal Programma Circulaire Economie 2023-2030”) in February 2023. The intermediate target for 2030 is 50% less use of raw materials compared to 2016 levels, but with the reservation that a final decision on the intermediate target will be made in 2024. The National Circular Economy Program 2023-2030 introduces four general measures: reducing raw material usage, substituting raw materials (by, for example bio-based materials), extending product lifetime and high-grade processing, which focuses on recycling (raw) materials. For the most impactful product groups, within the five supply chains with the most harmful environmental impact, concrete targets have been formulated and specific policy has been developed. This is, for instance, the case for companies producing/manufacturing wind farms, solar PV systems and climate control systems. The other categories are consumer goods, plastics, construction and biomass & foodstuffs (which latter category fall under the transition agenda for circular agriculture). The National Circular Economy Program 2023-2030 sums up several measures of government intervention (mostly of voluntary nature) to reach the targets, such as pricing measures (for instance levies), regulatory measures and stimulating measures (e.g., subsidies), encouraging companies to take possible and/or necessary measures in order to reach the targets set out in the Program.

The Dutch government also introduced a policy program concerning “green gas” (biomethane) in December 2022 (“Programma Groen Gas”). Green gas is gas from renewable energy sources, such as biomethane. Through this program, the government aims for a significant scale-up of the production of green gas in the Netherlands, particularly within the chemical industry sector. The program entails (amongst others) the introduction of targets and regulations for a so-called blending obligation regarding green gas and for “gasification” (vergassing) of biogenic residual streams. The Dutch Minister of Economic Affairs and Climate published draft legislation in July 2023 in this regard.

The legislation regarding the blending obligation is expected to introduce an administrative obligation for energy suppliers of gas to provide a certain amount of green gas to the end users concerned (all part of ETS2: urban environment, agriculture and any industry not regulated by the ETS1) as part of the total gas supply. Compliance with this obligation can (exclusively) be proven by the existing ‘green gas certificates’, so-called Guarantees of Origin (Garanties van Oorsprong, GvO’s), which can be traded through the VertiCer register (the organization responsible for issuing and managing the Guarantees of Origin). The GvOs are valid for a year after receiving them. The blending obligation will therefore also introduce tradable green gas units (“groengaseenheden”, GGE), issued originally by the Dutch Emission Authority (Nederlandse Emissieautoriteit, Nea). The GGEs can be traded on the market between producers and suppliers (also between themselves) and do not have a determined validity period.

By imposing the obligation on the gas suppliers, the government hopes to create a sufficiently high market price, thereby stimulating new (necessary) investments in the production capacity of green gas (such as the manufacturing of production installations, but also cooperation within the chain). The blending obligation does not follow directly from European regulations, but will be incorporated in Dutch law, in the Environmental Protection Act (which already contains several obligations regarding renewable energy). The obligation is however in line with EU ambitions and policies, such as the ambition in the REPowerEU-plan to produce 35 bcm of green gas (biomethane) in 2030.

A consultation round was open until September 2023. The results of the consultations and further developments are currently reviewed and processed in order to establish the definite proposals for further legislation. In February 2024, the Dutch Minister of Economic Affairs and Climate informed Parliament that the entry-into-force of the blending obligation will be postponed to January 2026.

In addition to the blending obligation, the Dutch government aims to increase the use of non-biogenic gas streams for gasification (vergassing), in particular for waste streams that are unsuitable for recycling. In this regard, the government opened a subsidy scheme in mid-February 2024 for “demonstration projects” regarding installations (partially) meant for gasification of biogenic or mixed (with non-biogenic) residual streams into renewable energy carriers (such as green gas and biofuels). The subsidy scheme is open until August 29, 2024 and has a total possible budget of €30 million per demonstration project.

The Dutch Ministry of Finance and the Dutch Ministry of Economic Affairs and Climate are currently exploring whether new climate legislation or other measures can stimulate the contribution of financial companies to the climate transition. The Dutch government has therefore opened a consultation round for the draft version of the Act on Climate Measures Financial Sector (“Consultatie klimaatmaatregelen financiële sector”), aiming to capture all the possible advantages and disadvantages of new legislation, also with respect to other possible (legal and non-legal) measures, European developments, the possible impact of the legislation for the financial sector on financing Dutch businesses and on the international competitiveness of the Netherlands and its businesses. The consultation round was open until February 15, 2024. As the Dutch Cabinet that executed the Coalition Agreement is expected to be replaced during the coming months, it is more difficult to predict if and to what extent the current targets and established (national) policies regarding climate and energy goals will be continued, however the EU climate and energy directives are binding on the Netherlands therefore provisions and policies implementing EU climate and energy legislation are likely to remain in effect.

Permits

As of January 1, 2024, various regulations on environment and spatial planning are implemented in the Dutch Environmental and Planning Act (“Omgevingswet”) and underlying legislation. This includes the former Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”), the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”), the Activities Decree on Environmental Management (“Activiteitenbesluit”) and several parts of the Dutch Environmental Protection Act (“Wet milieubeheer”).

The legislator of the Environmental and Planning Act has stated that the Act has a policy neutral character and the Environmental and Planning Act and underlying regulations are not materially different than the prior regulation. One difference is that under the new legal system, it is not the operator of a certain facility/business but the performer of any environmentally impactful activity that has to comply with the applicable regulations.

In practice, permits obtained under former legislation are and will stay valid. Any permit applications that have been submitted before the Dutch Environment and Planning Act entered into force, are assessed in accordance with the former legislation.

Under former legislation, a permit is required to operate a waste treatment plant in the Netherlands for its (now-called) environmentally impactful activities. In addition to this permit, a permit might be required for discharging waste (water) into sewage systems or surface water as well as permits for activities regulated under the local zoning plan (“omgevingsplan”) or local ordinances (“Algemene Plaatselijke Verordening”). The need for these permits depends on the (physical) scale of the waste treatment plant and its impact on the nearby environment. A permit is, in principal, issued without a time limit, but the competent authorities are allowed to include provisions regarding limitations or conditions under which the activities performed by the waste treatment plant need to be carried out. To ensure compliance, the authorities may withdraw a permit in case of significant violations of restrictions and/or applicable environmental regulations. Moreover, changing circumstances, as a consequence of new operational activities on-site, new developments nearby or new (EU) legislation, may require the permit to be revised.

Furthermore, the operation of a waste treatment plant must be in line with the designated use in the applicable zoning plan as established by the municipality. In case the plant/operation is not in line with the provisions in the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the aforementioned Environmental Planning Act (thereby allowing deviation from the applicable designated use). New zoning plans may amend or prohibit the designated use that allows the operation of an existing plant.

For the operation of a waste treatment plant in the Netherlands, a permit under the Dutch Environment and Planning Act is required as well for any environmentally impactful activities that might negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), in particular by causing deposition of nitrogen. Furthermore, as of July 1, 2021, the Dutch Nitrogen and Nature Improvement Act (“Wet stikstofreductie en natuurverbetering”) establishes provisions targeting a more structural solution in regard to the (both ecological and political) nitrogen issue in the Netherlands due to the annulment of the so-called ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”) by the highest Dutch Administrative Court in May 2019. This approach, which provided exemptions to the permit obligation and entailed the idea that through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, was ruled to be unlawful in regard to EU law. As a result, permits regarding nitrogen deposition are only issued if the nitrogen deposition is practically nil. Hence, in general it is rather difficult to obtain a permit under the Dutch Nature Protection Act, for both the construction and the operation of a (modified/new) waste treatment plant. Under the Dutch Nitrogen and Nature Improvement Act, the (outgoing) Dutch government published the Program for Nitrogen Reduction 2022-2035. The main goal of this Program is to determine which measures are necessary to achieve the reduction of nitrogen deposition on nitrogen-sensitive Natura 2000-areas (40% in 2025, 50% in 2030 and 74% in 2035). Furthermore, the Act obliges the Dutch government to legalize nitrogen reports and calculations, based on the abovementioned Integrated Approach to Nitrogen, via a ‘legalization program’. However, due to the same issues mentioned above, this program is still under negotiation and not in place yet.

Energy saving/supply

The Netherlands waste treatment sector is subject to strict regulatory obligations, requiring that approximately 10% of the market is processed. As a result, facilities that produce waste (such as the industry sector farms) are expected and encouraged to seek more appropriate solutions for waste management. As part of the Climate Act, the (outgoing) Dutch government has intensified the enforcement of the legal obligation for operators of facilities to take energy saving measures under the Decree on Environmental Activities (“Besluit activiteiten leefomgeving”) (and earlier under the Activities Decree). In short, the obligations require operators of facilities that consume > 50,000 kWh of electricity and/or 25,000 m³ of natural gas per year to implement all (statutory designated) possible energy saving measures with a payback period of five (5) years or less. In order to support this effort, the (outgoing) Dutch government has drafted and updated in April 2020 a so called ‘recognized measures’ list, intended to simplify compliance with the energy saving obligation. This list is available as an annex to the Environmental Activities Decree. Since 2023, these facilities are obliged to also take energy saving measures whenever the measures do not save energy but do reduce CO2 emissions. These energy saving measures include generating renewable energy and switching to an energy carrier with lower CO2 emissions. In order to monitor these obligations, the operator of the plant has an obligation to inform and report to the competent authorities which energy saving measures are taken/implemented on site. This information report was required to be submitted to the State Department for Entrepreneurship by December 1, 2023 at the latest and, subsequently, this has to be repeated every 4 years. This information duty does not apply if a permit for the operation of a plant already stipulates certain energy saving obligations or when it has already an audit obligation under the European Energy Efficiency Directive (EED).

In January 2022, the amended Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) entered into force (along with the underlying amended Dutch Energy Transport Decree (“Besluit energie vervoer”) and Dutch Energy Transport Regulation (“Regeling energie Vervoer”)). These amendments are part of the implementation of the national Climate Act and the RED II. In July 2021 the European Commission proposed an amendment of the RED II, as part of the package to deliver on the European Green Deal. In short, the regulation in Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) holds the obligation for a fuel supplier to meet a certain reduction of non-sustainable fuels, by for example compensating their oil supply with sustainable biofuels (or electricity produced from renewable sources). In May 2023, the new Renewable Energy Directive (RED III) entered into force, which contains stricter obligations to become climate neutral in 2050. In September 2023, the (outgoing) Dutch government published draft legislation regarding the implementation of RED III and further draft legislation, such as additional amendments regarding the Dutch Environmental Protection Act and the Dutch Energy Transport Decree and enactment of the amendments is expected in Q2-Q4 of 2024. All the adjustments will mainly, in brief, focus on the encouragement of renewable hydrogen, both in the industry as the transport sector. All (upcoming) draft legislation still needs to be discussed and approved by the Dutch Parliament and Senate.

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the plant’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is an issue of increasing size and legal complexity in several parts of the Netherlands. In January 2021, the revised version of the Dutch investment plan and quality of electricity and gas Decree (“Besluit investeringsplan en kwaliteit elektriciteit en gas”) entered into force. This Decree determines among others that the reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The (outgoing) Dutch government has submitted a draft for the so-called Dutch Energy Act (“Energiewet”), which aims to substitute the current Dutch Electricity Act (“Elektriciteitswet”) and the Dutch Gas Act (“Gaswet”). The Dutch Energy Act offers a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and takes into account spatial planning. The Dutch Energy Act will retain the current ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It also implements the European ‘Clean Energy Package’ (being the latest update in the European energy policy framework) as well.

Subsidies/funds

The current subsidy scheme for renewable energy in the Netherlands is called SDE++ (“Stimulering Duurzame Energieproductie en Klimaattransitie” or Stimulating Renewable Energy Production and Climate Transition). The SDE++ program stimulates the further rollout of renewable energy and focuses on stimulating CO2 emissions reduction techniques, by compensating the so-called unprofitable top margin of these techniques. The SDE++ program provides for various categories of biomass technologies for which subsidy can be requested, for example heat generation and gas extraction from biomass. Under the SDE++ program, subsidies are granted on the basis of the quantity of renewable energy that has been produced or CO2 emissions that have been prevented. The subsidy is equal to the difference between the cost price of reduction of CO2 emissions or renewable energy, and the profits that have been/will be made (defined as the ‘unprofitable top margin’). Subsidy applications under the SDE++ program are handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies. The subsidy is granted for a period of 12 to 15 years. Throughout the term part of the subsidy is provided via an advance payment based on the expected market prices established by November 1 of the previous year. After the end of the calendar year, from April onwards, an adjustment of the advance payment based on the actual market prices and production is made.

In November 2022, the (outgoing) Dutch government notified the Parliament that the advance payments were considerably too high and that, currently, the Dutch government should not pay subsidies for as many categories and projects, thereby also taking into account the high energy prices (and high profits). The waste-to-energy plants may keep these profits and will, during the subsidy term, receive subsidy again when energy prices drop (which may create the unprofitable top margin again). The (outgoing) Dutch government furthermore stated that it wants to prevent subsidized projects from realizing excess profits over the entire duration of the subsidized project as the aim of the SDE++ is to compensate the unprofitable top margin and not to facilitate excess profits. In that regard the (outgoing) Dutch government noted that it is investigating the possibility of adapting the SDE ++ program, for example into a system where subsidies are only paid after any previous excess profits are taken into account. The outcome of this investigation is not known yet, but as no exclusions to these adaptions are contemplated, it is expected that these changes will have an impact on waste-to-energy plants.

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

The SDE++ program is determined annually. The round of application for the SDE++ program in 2023 closed on October 6. The total requested amount of subsidy was €8.3 billion. The majority of the budget has been requested for renewable heat. The applications are currently being assessed and the final results of the 2023 SDE++ program are not presented yet.

The SDE++ program will continue in 2024 and 2025 and will be open for subsidy applications from September 102024 until October 7, 2024. The budget amounts to €11.5 billion. Some modifications in the subsidy allocation system have been made since 2023, in order to stimulate certain techniques that are currently insufficiently addressed but essentially to the energy transition. A budget of €1 billion is reserved per specific field and when the budget within the relevant field is not fully used (because too few applications were made), the remaining budget will be transferred to another field. The determined fields are: (a) low-temperature heat, (b) high-temperature heat and (c) molecules (including green gas, advanced renewable fuels and hydrogen production). The category ‘air-to-water heat pump’ was added to the SDE++ program. Finally, some categories will not fall under the SDE++ program in 2023, such as green gas from residual waste and hydrogen from bio-based raw materials, because these techniques are not yet deemed profitable by the (outgoing) Dutch government.

In the abovementioned Coalition Agreement, the (outgoing) Dutch government announced the introduction of a new climate and transition fund of €35 billion for the upcoming ten years, in addition to the SDE++ program. This fund has taken shape in the Temporary Climate Fund Act (“Tijdelijke wet Klimaatfonds”), which was approved by the Dutch parliament in December 2023 and published in February 2024. The Act is yet to enter into force and the date is currently unknown. The objectives of the Climate Fund are: (a) greenhouse gas-neutral energy supply by 2050; (b) encouraging the implementation of energy efficiency techniques and promoting the use of renewable energy and other greenhouse gas-reducing techniques and measures in the industry; (c) stimulating the implementation of energy efficiency techniques and renewable energy in the built environment. Measures in all economic sectors, including the circular economy, are eligible for funding, provided that these measures meet the abovementioned objectives. The Climate Fund is a budgetary fund and intended to reserve available resources that can be used for specific purposes in the future. Commencing 2023, a multiannual climate funding program (“Meerjarenprogramma Klimaatfonds”) will be published on an annual basis, which provides information on achieving the financial obligations and purposes of the Climate Fund.

One of the expected concrete spending targets of the Climate Fund is the National Investment Scheme for Climate Projects Industry (“Nationale Investeringsregeling Klimaatprojecten Industrie”, in short: “NIKI”). The NIKI subsidy scheme is intended to appy in addition to the SDE++ program, and will subsidize larger-scale sustainable investments relating to green chemistry and electrification. The NIKI subsidy scheme is currently expected to open during 2024.

Taxes

In January 2021, the Industry CO2 Tax (“Wet CO2-heffing industrie”) entered into force. The rationale behind this tax is that the big polluters, in general the larger industrial facilities such as industry falling under the Industrial Emissions Directive and European Emissions Trading System (“EU ETS”) and waste incineration plants, have to pay their fair share in reducing CO2 emissions in the Netherlands. Furthermore, the Industry CO2 Tax aims at ensuring that the reduction target for industry as agreed in the Climate Agreement is achieved, while the level playing field with neighboring countries is affected as little as possible. This tax is connected with the EU ETS system as provided for in the European Directive 2003/87/EC; if emission prices within that system rise, the Industry CO2 Tax falls and vice versa. Facilities are granted an exemption for part of the CO2 emissions, on which they do not have to pay any tax (dispensation rights). The exemption is determined by comparing the plant’s CO2 emissions with the most efficient facilities in the same industry in Europe. The more efficient the plant produces, the less Industry CO2 Tax it is required to pay on balance, because that tax is levied on the emitted CO2 that is in excess of the dispensation rights. The levy will increase in the coming years to encourage facilities to produce more efficiently, from €30 per ton CO2 in 2021 up to €125 in 2030 (though in 2023 the levy has not increased). At the same time, the dispensation rights will be decreasing throughout the years. In addition, since January 1, 2023, a second tariff has been in place due to the Minimum CO2-price Industry Act (“Wet minimum CO2-prijs industrie”). This tariff ensures that a minimum CO2 price applies as well to emissions for which a company has dispensation rights under the Industry CO2 Tax. The tariff for 2024 is €74.17 per ton CO2, and will gradually increase to €128 in 2030.

Furthermore, in March 2022 the Dutch Minimum CO2-price Electricity Generation Act (“Wet minimum CO2-prijs elektriciteitsopwekking”) entered into force. The minimum price covers greenhouse gas emissions from electricity generation at companies covered by the EU ETS. More specifically, this Act introduces an annually modified CO2 tax, because the tax is based on the difference between the annual national CO2 price and the EU ETS price. The tax is based on the number of tons of carbon dioxide released into the air in accordance with the plant’s electricity emission report. This means that, for instance, no tax will be levied on companies that generate electricity with windmills or solar panels. This tax can impact the biogas facilities, if they fall under the EU ETS system and emit CO2 while generating electricity.

Dutch tax laws also provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 40% (in 2024) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency (“RVO”). The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by RVO). The 2024 Energy List was published in January 2024. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. The EIA budget used to be around €150 million, but is increased up to €249 million for 2023. It has been agreed that the EIA program will primarily be focused on energy efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects that have already obtained rights to tax advantages).

In January 2023, the (outgoing) Dutch government published a draft for the ‘Temporary Inframarginal Electricity Tax Act’ (“Tijdelijke wet Inframarginale Elektriciteitsheffing”). This Act implements the recently established EU regulation containing ‘an emergency intervention to address high energy prices.’ In short, the Act introduces a retroactive levy for market revenues in the period December 2022 – June 2023, insofar the market revenues rise above an exempt amount per megawatts. The tax/levy is levied on the sum of the taxable market revenues per calendar month. A producer is obliged to keep records of its generated electricity per month in the abovementioned period. The market revenues can follow from three types of revenues, namely: (i) income from electricity sales agreements regarding the Dutch electricity markets, (ii) negative income from agreements to purchase electricity on this market, to comply with selling obligations under the agreements referred to under (i), and (iii) negative and positive income from contracts such as power purchase agreements. The levy will be imposed on electricity producers in the Netherlands with a production installation of an installed capacity of 1 MW or more (e.g., +/- 3.000 solar panels or more). The producer will receive an invitation from the Tax Administration (Belastingdienst) to file a tax return. If the tax period is not extended by the European Union, the latest date of filing the tax return is June 30, 2024. The draft Act was approved by the Dutch Parliament on February 15, 2024 and is yet to be discussed and voted on by the Dutch Senate.

Electricity and Green Certificates

There are generally two types of electricity on the Dutch electricity market: (i) grey electricity, which is less environmentally friendly because it is made from sources such as gas and coal, and (ii) green electricity, which is made from renewable energy sources, such as sun, wind water and certain forms of biomass. Both types of electricity eventually end up on the same energy grid, but only electricity with a ‘green power certificate’ (in the Netherlands also known as a Guarantee of Origin) is treated as sustainable. In the Netherlands, the organization CertiQ is responsible for issuing and managing these certificates. A producer can register an electricity production installation, for example a waste-to-energy plant, with CertiQ – and is obliged to register the plant if a subsidy for SDE ++ has been issued by the government. One certificate covers 1 MWh and is valid for one year after the month in which the energy has been generated. A green certificate can also be obtained if the plant generates sustainable heat. If an installation generates both heat and electricity, it must be registered twice. If electricity is generated with sun, water or wind, the grid operator sends the production data to CertiQ. If electricity is generated with a biomass installation or the installation generates heat, simultaneously with the registration a measurement protocol, which must be approved by a recognized measurement company, is submitted to CertiQ.

The green certificates are booked by CertiQ on the account of a trader, which has been chosen by the producer. This trader does not have to be the (contracted) energy supplier of the plant. The issuance of green power certificates happens across Europe and the trader can sell the certificates on the European market through the platform of the Association of Issuing Bodies (“AIB”). The Netherlands may only import and export Guarantees of Origin made by an AIB member, which country must also belong to the European Economic Area. This means that, for example, exporting certificates to the United Kingdom is not allowed. Green certificates give consumers and companies more insight into what exactly takes place in energy generation and therefore they can choose more consciously what type of energy they want to consume. The increase in demand for energy and the government polices to offset the GHG emission is also major factor for the growth of the green certificates market. For more information see “Dutch Climate Goals” above.

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

The Manara PSP is projected to cost approximately NIS 1.64 billion (excluding future indexation) (approximately €410 million). This amount includes a reevaluation of the project CAPEX according to actual basket of indices applicable to such CAPEX for the period since financial close and until December 2023 when an updated financial model was submitted. On March 7, 2021, the Manara PSP received the approval of the Israeli Electricity Authority that the conditions for Financial Close under the applicable regulations were met. In April 2021, a notice to commence the construction works (NTC) was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP was initially expected to be 62.5 months from such date. Due to the “Iron Swords” war situation, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts are currently being focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The State of Israel fully protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive full remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the ongoing war, the operation date will be delayed. Currently, it is impossible to estimate when construction will end and when commercial operation will commence. As a result of the delays due to the war, the Israeli Electricity Authority has approved a 10-month extension to the project schedule, and the Company anticipates receiving additional extensions as needed, considering the ongoing situation.

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

For more information see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Notes 6 and 11.A to our annual financial statements included elsewhere in this Report.

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

In January 2014, we entered into an agreement with Ortam Sahar Engineering Ltd., or Ortam, an Israeli publicly traded company, pursuant to which we acquired (a) Ortam’s holdings (24.75%) in Agira Sheuva Electra, L.P., or the Partnership, an Israeli limited partnership that had been promoting the Manara PSP; and (b) Ortam’s holdings: (i) in Chashgal Elyon Ltd., or the GP, an Israeli private company, which is the general partner in the Partnership (holding 25% in the Partnership), and (ii) in the engineering, procurement and construction contractor of the aforementioned project (50%). On May 20, 2014, our indirectly wholly-owned subsidiary, Ellomay Manara (2014) Ltd., or Ellomay Manara, entered into an agreement, or the Electra Agreement, with Electra Ltd., or Electra, an Israeli publicly traded company. Pursuant to the Electra Agreement, Ellomay Manara acquired Electra’s holdings (24.75%) in the Partnership, as well as Electra’s holdings in the GP (25%).

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

In February 2023, the trustees of the entity that sold the rights in the Manara PSP to us filed a petition with the Israeli court requesting the following: (1) payment of NIS 1.5 million (approximately €0.374 million based on the Euro/NIS exchange rate at that time) in connection with a claimed debt of a third party, and (2) payment of linkage and interest differences in an amount of approximately NIS 0.672 million (approximately €0.168 million based on the Euro/NIS exchange rate at that time) with respect to an amount that was already paid to the seller and to Electra, claiming that the payment was delayed due to disagreements between the seller and Electra and missing approvals. Based on the parties’ agreement, a mediation process is ongoing. In light of the preliminary stage of the proceedings and based on the advice of our legal counsel, it is too early to estimate the outcome of the mediation process and the legal proceedings.

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

As of December 31, 2023, we paid an amount of approximately NIS 24 million (approximately €6 million) on account of the consideration upon the acquisition and will be required to pay certain parties additional amounts (including interest) in certain installments, which in the aggregate are not expected to exceed an amount of NIS 6.4 million (approximately €1.6 million).

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

The technology allows storing available energy for later use. Pumped storage plants store electricity during low demand periods and release it back to the grid during peak demand periods, thereby utilizing the gap in production costs to stabilize the grid’s voltage and regulation.

The plant is a hydro-storage system comprised of upper and lower water reservoirs, connected by an underground water pressure pipe: during low demand – pumping water from the lower reservoir for energy storage, and during peak demand – releasing water from the upper reservoir for energy production. The technology utilizes excess electricity production capacity during low demand hours to increase supply during peak demand hours, thus providing available reserves to be used by the grid dispatcher during peak and low demand periods.

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

The Manara PSP

The Manara Cliff is in Northern Israel, just south of the city of Kiryat Shmona. According to the construction plans of the Manara PSP, the plant will deploy water reservoirs built on agricultural land. The upper water reservoir will be located near Kibbutz Manara and the lower water reservoir will be based on an existing reservoir near Kiryat Shmona belonging to a local water cooperative.

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

Material Effects of Government Regulations on the Manara PSP

The Manara PSP is subject to regulations applicable to energy producers and power plants in general, including the Electricity Market Regulations, and to pumped storage producers in particular. For more information concerning the Israeli electricity market and regulation see “The Israeli Electricity Market; Competition” and “Material Effects of Government Regulations on Dorad’s Operations” under “Ellomay Luzon Energy and the Dorad Power Plant” above.

The Manara PSP was announced by the Israeli Government as a national infrastructure project. National Infrastructure Plan 41A (which updated National Infrastructure Plan 41), which establishes the planning principles for the Manara PSP.

Licenses

The Manara PSP was initially granted a conditional license by the Israeli Electricity Authority for the construction of a pumped storage power plant with a capacity of 340 MW, or the Prior Conditional License. On December 4, 2017, the Israeli Electricity Authority announced the reduction of the capacity stipulated in the Prior Conditional License from 340 MW to 156 MW. The reduced capacity was based on the remaining portion of the quota for pumped storage projects in Israel as determined by the Israeli Government and implemented by the Israeli Electricity Authority, which is currently 800 MW, after deducting the capacity already allocated to two projects that were at the time in more advanced stages than the Manara PSP. On February 26, 2020, Ellomay PS retracted the Prior Conditional License issued to it, which was due to expire on February 28, 2020 because Ellomay PS did not reach financial closing by such date as was required under the milestones included in the Prior Conditional License. On the same date, Ellomay PS filed an application for a new similar conditional license for a pumped storage plant with a capacity of 156 MW.

On June 17, 2020, the Israeli Minister of Energy executed the Manara PSP Conditional License, following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Manara PSP Conditional License includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Manara PSP Conditional License is valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including achieving financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). As noted above, on February 11, 2021, Ellomay PS complied with the project finance milestone under the Manara PSP Conditional License. According to applicable law, the 72 months validity period may be extended for additional periods of 12 months each if required and subject to the Minister’s approval at such time. Such extension may result in forfeiture of the license guarantee which value currently amounts to approximately NIS 4.1 million (approximately €1 million). The guarantee amount is linked to the USD and is reduced over time upon fulfillment of certain interim project milestones.

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

e.	During the first twenty years of its operation, the plant shall be entitled to capital and operational tariff set out in the tariff approval; and

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

Material Effects of Government Regulations – General

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in our PV Plants or our WtE plants would be considered “investment securities,” as we control our PV Plants (other than the Talasol PV Plant) and our WtE plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol PV Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol PV Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Ellomay Luzon Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our Israeli PV Plant is held by Ellomay Talmei Yosef Ltd. (formerly Sun Team Talmei Yosef Ltd.), which is wholly-owned by Ellomay Sun Team Ltd. (formerly Sun Team Ltd.), which, in turn, is wholly-owned by Ellomay Holdings Talmei Yosef Ltd. (formerly Sun Team Group Ltd.), which is wholly-owned by us. For more information concerning an agreement to sell our holdings in our Israeli PV Plant see above under “Recent Developments.”

We hold our Ellomay Luzon Energy shares through Ellomay Clean Energy Limited Partnership, an Israeli limited partnership whose general partner is Ellomay Clean Energy Ltd., a company incorporated under the laws of the State of Israel and wholly-owned by us.

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

Our rights in connection with PV Plants that have finished construction in Italy are held by: (i) Ellomay Solar Italy One SRL (expected to be connected to the grid during the second quarter of 2024) and (ii) Ellomay Solar Italy Two SRL (connected to the grid during in February 2024), all wholly-owned by Ellomay Luxembourg.

Our rights in connection with PV Plants that have reached “Ready to Build” status in Italy are held by: (i) Ellomay Solar Italy Four SRL, (ii) Ellomay Solar Italy Five SRL, (iii) Ellomay Solar Italy Seven SRL, (iv) Ellomay Solar Italy Nine SRL and (v) Ellomay Solar Italy Ten SRL, all wholly-owned by Ellomay Luxembourg.

Our rights in connection with PV Plants that have reached “Ready to Build” status in the USA are held by our indirect wholly-owned subsidiaries: (i) Fairfield Solar Project, LLC, (ii) Malakoff Solar I LLC, (iii) Malakoff Solar II, LLC, (iv) Mexia Solar I, LLC, (v) Mexia Solar II, LLC and (vi) Talco Solar, LLC.

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

Our PV Plants are located in Spain and Israel. Pursuant to the building right agreements executed by the majority of our subsidiaries that hold our PV Plants, our subsidiaries own the PV Plants and received the right to maintain the PV Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. The following table provides information with respect to the Lands of our operational PV Plants:

PV Plant	Size of Property	Location	Owners of the PV Plants/Lands
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	PV Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	PV Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	PV Plant owned by Seguisolar S.L. Lease Agreement executed between owners and Seguisolar S.L.
“Talasol”	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	PV Plant owned by Talasol. Lease Agreements executed with the Talavan Municipality, which owns the land
“Talmei Yosef”	164,000 m2	Talmei Yosef, Israel	Lease Agreement executed with the entity that leased the property from the ILA.
“Ellomay Solar”	706,400 m2	Talavan (Cáceres) – Extremadura Region, Spain	PV Plant owned by Ellomay Solar S.L.U. Lease Agreement executed between owners and Ellomay Solar S.L.U.
“Ellomay Solar Two”	96,319 m2	Lazio Region, Italy	PV Plant owned by Ellomay Solar Italy Two SRL. Lease Agreement executed between owners and Ellomay Solar Italy Two SRL.

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

The land on which our WtE plants are located is owned by the relevant project companies. The land on which the Manara PSP is being constructed is leased from various Israeli cooperatives. Manara PS also entered into a development agreement with the ILA in connection with the land. A summary of the lease agreement and development agreement is included as Exhibit 4.19 under “Item 19: Exhibits.”

Our subsidiaries in the United States that are developing and constructing PV projects executed long-term lease agreements in connection with the land on which the PV plants is or will be constructed by such subsidiaries. The lease agreements are included as Exhibits 4.22 and 4.23 under “Item 19: Exhibits.”

For more information concerning the use of the properties in connection with the PV Plants, the WtE plants and the Manara PSP, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report. For discussion related to cash flows for the year ended December 31, 2021, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on April 7, 2023.

General

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. We indirectly own eight PV plants that are operating and connected to their respective national grids as follows: (i) five PV plants in Spain with an aggregate installed capacity of approximately 35.9 MWp, (ii) 51% of Talasol, which owns a PV plant with an installed capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, (iii) one PV plant in Israel with an installed capacity of approximately 9 MWp and (iv) Ellomay Solar Italy Two SRL, that owns a PV plant with installed capacity of 4.95 MW in the Lazio Region, Italy. In addition, we indirectly own: (i) 9.375% of Dorad, which owns an approximate 850MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) Ellomay Solar Italy One SRL that owns a PV plant with installed capacity of 14.8 MW in the Lazio Region, Italy, which is ready for connection to the grid, (iii) Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW) and Ellomay Solar Italy Ten SRL (18 MW) that are developing PV projects in the Lazio Region, Italy that have reached “ready to build” status, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing the Manara PSP, a 156 MW pumped storage hydro power plant In the Manara Cliff, (vi) Fairfield Solar Project, LLC, Malakoff Solar I LLC and Malakoff Solar II, LLC that are constructing PV projects with installed capacity of 13.44 MW, 6.96 MW and 6.96 MW, respectively, in the Dallas Metropolitan area, Texas, and (v) Mexia Solar I, LLC, Mexia Solar II, LLC and Talco Solar, LLC that are developing PV projects with installed capacity of 5.6 MW, 5.6 MW and 10.3 MW, respectively, in the Dallas Metropolitan area, Texas, and have reached “ready to build” status. We also initiate and develop additional PV projects in Italy, USA, Spain and Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

We generate revenue from the sale of electricity produced by our renewable energy plants and from the sale of green certificates to third parties in Spain and the Netherlands (of which prices significantly increased during 2022, mainly due to supporting regulation attempting to reduce the impact of carbon emissions). During the year ended December 31, 2023, we generated revenues from our PV operations in Spain and Israel and from our WtE operations in the Netherlands. During the year ended December 31, 2023, we had several projects under construction, including PV projects in Italy and Texas, USA, and the Manara PSP in northern Israel. We mainly finance our operations and development efforts from our ongoing operations and by the issuance of corporate debt in the Israeli market, with the remainder being funded by project finance obtained on a per-project or per-portfolio basis and expect to finance our PV development efforts in the USA by raising funds from tax equity investors.

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

Potential Sale of the Talmei Yosef PV Plant

On December 31, 2023, we executed an agreement to sell our holdings in the Talmei Yosef PV Plant. For more information, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

In connection with the expected sale of the Talmei Yosef PV Plant, we present the results of the Talmei Yosef PV Plant as a discontinued operation and the results for the years ended December 31, 2022 and 2021 are adjusted accordingly. The Talmei Yosef PV Plant was presented in our financial results as a financial asset, in accordance with IFRIC 12 under IFRS, and since its acquisition, we recognized relatively high profits through its ownership. Accordingly, although the consideration expected to be received for the Talmei Yosef PV Plant reflects a market value higher than the price invested by us in its acquisition, due to the accounting treatment under IFRIC 12, we recognized a net loss of approximately €1.8 million in connection with the expected sale.

A. Operating Results

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) PV Plants presented per plant or geographical areas (Italy, Spain, Ellomay Solar, Talasol, USA and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Biogas) in the Netherlands, and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this Report.

Results of Operations

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

The results of operations included in our financial statements for the year ended December 31, 2022 only partially include the results of the Ellomay Solar PV Plant (since June 24, 2022). In addition, the results for the years ended December 31, 2023 and 2022 do not include the results of the PV Plant owned by Ellomay Solar Italy Two SRL, which was connected to the grid in February 2024. Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2023	2022*
	Unaudited	Audited
	€ in thousands (except per share data)
Revenues	48,834	52,241
Operating expenses	(22,861)	(23,671)
Depreciation and amortization expenses	(16,012)	(15,580)
Gross profit	9,961	12,990
Project development costs	(4,465)	(3,784)
General and administrative expenses	(5,283)	(5,855)
Share of profits of equity accounted investee	4,320	1,206
Operating profit	4,533	4,557
Financing income	8,747	6,443
Financing income in connection with derivatives and warrants, net	251	605
Financing expenses in connection with projects finance	(6,077)	(6,008)
Financing expenses in connection with debentures	(3,876)	(2,130)
Interest expenses on minority shareholder loan	(2,014)	(1,529)
Other financing expenses	(588)	(857)
Financing expenses, net	(3,557)	(3,476)
Profit before taxes on income	976	1,081
Tax benefit (taxes on income)	1,436	(1,652)
Profit (loss) from continuing operations	2,412	(571)
Profit (loss) from discontinued operation (net of tax)	(1,787)	711
Profit for the period	625	140
Profit (loss) attributable to:
Owners of the Company	2,219	(357)
Non-controlling interests	(1,594)	497
Profit for the period	625	140
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(7,949)	(7,829)
Effective portion of change in fair value of cash flow hedges	39,431	(65,542)**
Net change in fair value of cash flow hedges transferred to profit or loss	9,794	38,080 **
Total other comprehensive income (loss)	41,276	(35,291)

Total other comprehensive income (loss) attributable to:
Owners of the Company	16,931	(19,920)
Non-controlling interests	24,345	(15,371)
Total other comprehensive income (loss)	41,276	(35,291)
Total comprehensive income (loss) for the year	41,901	(35,151)

Total comprehensive income (loss) for the year attributable to:
Owners of the Company	19,150	(20,277)
Non-controlling interests	22,751	(14,874)
Total comprehensive income (loss) for the year	41,901	(35,151)

Basic net earning (loss) per share	0.17	(0.03)
Diluted net earning (loss) per share	0.17	(0.03)
Basic profit (loss) per share from continuing operations	0.31	(0.08)
Diluted profit (loss) per share from continuing operations	0.31	(0.08)
Basic profit (loss) per share from discontinued operation	(0.14)	0.05
Diluted profit (loss) per share from discontinued operation	(0.14)	0.05

*	The results of the Talmei Yosef PV Plant have been reclassified as a discontinued operation and the results for the year ended December 31, 2022 have been adjusted accordingly.

**	Reclassified.

Revenues

Revenues were approximately €48.8 million for the year ended December 31, 2023, down by 7% compared to approximately €52.2 million for the year ended December 31, 2022. This decrease mainly results from the decrease in electricity prices in Spain and from a curtailment of the electricity supply from our plants to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. We subsequently implemented a solution aimed at minimizing the impact of future similar curtailments. The decrease in revenues was partially offset by an increase in revenues from our biogas plants in the Netherlands, resulting mainly from increased production and an increase in the 2023 gas price, and from the connection to the grid of Ellomay Solar on June 24, 2022, upon which we commenced recognition of revenues.

Revenues by Segments

	Year ended December 31,		2023 vs. 2022 Change
(Euro in thousands)	2023	2022	€	%
Spanish PV segment	2,791	3,264	(473)	(14.49)
Ellomay Solar PV segment	4,051	3,597	454	12.62
Talasol PV Segment	24,971	32,740	(7,769)	(23.73)
Netherlands biogas segment	17,021	12,640	4,381	34.66

Spanish PV Segment. Revenues from our Spanish PV segment were approximately €2.8 million for the year ended December 31, 2023, compared to approximately €3.3 million for the year ended December 31, 2022. The decrease mainly resulted from the substantial decrease in electricity prices in Spain.

Ellomay Solar PV Segment. Revenues from our Ellomay Solar PV segment were approximately €4.1 million for the year ended December 31, 2023, compared to approximately €3.6 million for the year ended December 31, 2022. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant on June 24, 2022, upon which we commenced recognition of revenues, partially offset by the substantial decrease in electricity prices in Spain.

Talasol PV Segment. Revenues from our Talasol PV segment were approximately €25 million for the year ended December 31, 2023, compared to approximately €32.7 million for the year ended December 31, 2022. The decrease mainly resulted from the substantial decrease in electricity prices in Spain.

Both the Talasol PV segment and the Ellomay Solar PV segment suffered from a curtailment of the electricity supply from their facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. We subsequently implemented a solution aimed at minimizing the impact of future similar curtailments due to maintenance and upgrades to the national grid.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €17 million for the year ended December 31, 2023, compared to approximately €12.6 million for the year ended December 31, 2022. The increase in revenues is mainly due to increased production and an increase in the 2023 gas price.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €22.9 million for the year ended December 31, 2023, compared to approximately €23.7 million for the year ended December 31, 2022. This decrease mainly results from a decrease in payments under the Spanish RDL 17/2022, caused by a reduction in the electricity market price. RDL 17/2022 established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. As a result of the decrease in the electricity market price in Spain during the year ended December 31, 2023, the payments under RDL 17/2022 were lower compared to the year ended December 31, 2022. This decrease in operating expenses was partially offset by increased operating expenses in connection with our biogas operations in the Netherlands caused by higher production and the use of higher quality raw materials, and from the connection to the grid of Ellomay Solar PV Plant during June 2022, upon which we commenced recognition of expenses.

Depreciation and amortization expenses were approximately €16 million for the year ended December 31, 2023, compared to approximately €15.6 million for the year ended December 31, 2022. The increase in depreciation and amortization expenses is mainly attributable to the commencement of recognition of results of the Ellomay Solar PV Plant upon its connection to the Spanish grid in June 2022.

Operating Expenses by Segments

	Year ended December 31,		2023 vs. 2022 Change
(Euro in thousands)	2023	2022	€	%
Spanish PV segment	517	322	195	60.56
Ellomay Solar segment	1,825	1,399	426	30.45
Talasol segment	5,786	8,764	(2,978)	(33.98)
Netherlands biogas segment	14,733	13,186	1,547	11.73

Spanish PV Segment. Operating expenses in connection with our Spanish PV segment were approximately €0.5 million for the year ended December 31, 2023, compared to approximately €0.3 million for the year ended December 31, 2022. The increase resulted from indemnification received from the insurance company in 2022 for repair works carried out at the Rinconada II PV Plant in 2021 due to damage caused by theft.

Ellomay Solar PV Segment. Operating expenses in connection with the Ellomay Solar PV segment were approximately €1.8 million for the year ended December 31, 2023, compared to approximately €1.4 million for the year ended December 31, 2022. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant in June 2022, upon which we commenced recognition of revenues and operating expenses. The operating expenses of Ellomay Solar were also impacted by the reduction in payments under RDL 17/2021 as explained under “Operating Expenses and Depreciation and Amortization Expenses” above.

Talasol PV Segment. Operating expenses in connection with the Talasol PV segment were approximately €5.8 million for the year ended December 31, 2023, compared to €8.8 million for the year ended December 31, 2022. The decrease resulted mainly from the reduction in payments under RDL 17/2021 as explained above.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €14.7 million for the year ended December 31, 2023, compared to approximately €13.2 million for the year ended December 31, 2022. The increase is mainly attributable to higher production and to the use of higher quality raw materials.

Project Development Costs

Project development costs were approximately €4.5 million for the year ended December 31, 2023, compared to approximately €3.8 million for the year ended December 31, 2022. The increase in project development costs is mainly due to development expenses in connection with PV projects in the USA, Italy and Israel.

General and Administrative Expenses

General and administrative expenses were approximately €5.3 million for the year ended December 31, 2023, compared to approximately €5.9 million for the year ended December 31, 2022. The decrease in general and administrative expenses is mostly due to a decrease in D&O liability insurance costs and to bonuses paid to employees in 2022.

Share of Profits of Equity Accounted Investee

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €4.3 million in the year ended December 31, 2023, compared to approximately €1.2 million in the year ended December 31, 2022. The increase in our share of profit of equity accounted investee was mainly due to the increase in revenues of Dorad due to higher quantities produced and a higher electricity tariff, partially offset by an increase in operating expenses in connection with the increased production and a higher tariff.

Financing Income / Expenses

	For the year ended December 31
	2023	2022
	€ in thousands
Interest income	2,015	402
Change in fair value of derivatives, net	251	605
Debentures interest and related expenses	(3,876)	(2,130)
Interest and commissions related to projects finance	(5,825)	(5,852)
Amortization of capitalized expenses related to projects finance	(252)	(246)
Interest on minority shareholder loan	(2,014)	(1,529)
Bank charges and other commissions	(247)	(471)
Interest on lease liability	(341)	(296)
Gain from exchange rate differences, net	6,732	6,041
Total financing expenses, net	(3,557)	(3,476)

Financing expenses, net were approximately €3.6 million for the year ended December 31, 2023, compared to financing expenses, net of approximately €3.5 million for the year ended December 31, 2022. The increase in financing expenses, net, was mainly due to the following:

●	higher interest expenses on loans provided by the minority (49%) holders in Talasol and higher interest expenses in connection with debentures amounting to an aggregate amount of approximately €5.9 million in the year ended December 31, 2023, compared to approximately €3.7 million for the year ended December 31, 2022. The increase in interest expenses mainly resulted from the issuance of our Series E Debentures in February 2023 and from higher interest rates applied to variable interest rate bearing loans; partially offset by

●	higher interest income due to increased interest rates amounting to approximately €2 million in the year ended December 31, 2023, compared to an amount of approximately €0.4 million for the year ended December 31, 2022; and

●	higher income resulting from exchange rate differences amounting to approximately €6.7 million in the year ended December 31, 2023, mainly in connection with NIS cash and cash equivalents and our NIS denominated debentures, compared to approximately €6 million for the year ended December 31, 2022, caused by the 6.9% devaluation of the NIS against the euro during the year ended December 31, 2023, compared to 6.6% during the year ended December 31, 2022.

Taxes on Income / Tax Benefit

Tax benefit was approximately €1.4 million in the year ended December 31, 2023, compared to taxes on income of approximately €1.7 million in the year ended December 31, 2022. The change in tax is mainly due to the substantial decrease in electricity prices in Spain, resulting in lower taxable income of our Spanish subsidiaries.

Profit / Loss from Continuing Operations

Profit from continuing operations was approximately €2.4 million in the year ended December 31, 2023, compared to a loss from continuing operations of approximately €0.6 million in the year ended December 31, 2022.

Profit / Loss from Discontinued Operation

Loss from discontinued operation (net of tax) due to the expected sale of the Talmei Yosef PV Plant was approximately €1.8 million in the year ended December 31, 2023, compared to a profit from discontinued operation of approximately €0.7 million in the year ended December 31, 2022.

Net Profit

Net profit was approximately €0.6 million in the year ended December 31, 2023, compared to net profit of approximately €0.1 million for the year ended December 31, 2022.

Total Other Comprehensive Income / Loss

Total other comprehensive income was approximately €41.3 million for the year ended December 31, 2023, compared to total other comprehensive loss of approximately €35.3 million in the year ended December 31, 2022. The change mainly resulted from changes in fair value of cash flow hedges, including a material increase in the fair value of the Talasol PPA that covers approximately 80% of the output of the Talasol PV Plant compared to the same period last year. The Talasol PPA experienced a high volatility due to the significant changes in electricity prices in Europe that included a substantial increase in prices during 2021 and 2022 and a substantial decrease in prices during 2023. As we control Talasol, the total impact of the changes in fair value of the Talasol PPA (including the minority share) is consolidated into our financial statements and total equity. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows.

Total Comprehensive Income / Loss

Total comprehensive income was approximately €41.9 million in the year ended December 31, 2023, compared to total comprehensive loss of approximately €35.2 million in the year ended December 31, 2022.

EBITDA

EBITDA was approximately €18.8 million for the year ended December 31, 2023, compared to approximately €20.8 million in the year ended December 31, 2022.

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

Reconciliation of Profit to EBITDA

	Year ended December 31,
	2023	2022
	(Euro in thousands)
Profit for the year	625	140
Financing expenses, net	3,557	3,476	*
Taxes on income (tax benefit)	(1,436)	1,652	*
Depreciation and amortization expenses	16,012	15,580	*
EBITDA	18,758	20,848

*	The results of the Talmei Yosef PV Plant have been reclassified as a discontinued operation and the results for this period have been adjusted accordingly.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

As noted above, the results of operations included in our financial statements for the years ended December 31, 2022 and 2021 have been adjusted to reflect the expected sale of the Talmei Yosef PV Plant and the presentation of related results as a discontinued operation. In addition, the results of operations included in our financial statements for the year ended December 31, 2021 do not include the results of the Ellomay Solar PV Plant and the results of operations included in our financial statements for the year ended December 31, 2022 only partially include the results of the Ellomay Solar PV Plant (since June 24, 2022). Therefore, our results for these years are not indicative of our results in the future.

	For the year ended December 31,
	2022*	2021*
	€ in thousands (except per share data)
Revenues	52,241	44,705
Operating expenses	(23,671)	(17,223)
Depreciation and amortization expenses	(15,580)	(14,641)
Gross profit	12,990	12,841
Project development costs	(3,784)	(2,508)
General and administrative expenses	(5,855)	(5,624)
Share of profits of equity accounted investee	1,206	117
Operating profit (loss)	4,557	4,826
Financing income	6,443	673
Financing income (expenses) in connection with derivatives, net	605	(841)
Financing expenses	(10,524)	(27,593)
Financing expenses, net	(3,476)	(27,761)
Profit (loss) before taxes on income	1,081	(22,935)
Tax benefit (taxes on income)	(1,652)	2,536
Loss from continuing operation	(571)	(20,399)
Profit from discontinued operation (net of tax)	711	759
Profit (loss) for the year	140	(19,640)
Profit (loss) attributable to:
Owners of the Company	(357)	(15,090)
Non-controlling interests	497	(4,550)
Profit (loss) for the year	140	(19,640)
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(7,829)	12,284
Effective portion of change in fair value of cash flow hedges	(65,542)**	(35,097)**
Net change in fair value of cash flow hedges transferred to profit or loss	38,080 **	18,315 **
Total other comprehensive loss	(35,291)	(4,498)

Total other comprehensive income (loss) attributable to:
Owners of the Company	(19,920)	3,124
Non-controlling interests	(15,371)	(7,622)
Total other comprehensive loss	(35,291)	(4,498)

Total comprehensive loss for the year	(35,151)	(24,138)

Total comprehensive loss for the year attributable to:
Owners of the Company	(20,277)	(11,966)
Non-controlling interests	(14,874)	(12,172)
Total comprehensive loss for the year	(35,151)	(24,138)

Loss per share
Basic loss per share	(0.03)	(1.18)
Diluted loss per share	(0.03)	(1.18)
Basic loss per share from continuing operation	(0.08)	(1.24)
Diluted loss per share from continuing operation	(0.08)	(1.24)
Basic profit per share from discontinued operation	0.05	0.06
Diluted profit per share from discontinued operation	0.05	0.06

*	The results of the Talmei Yosef PV Plant have been reclassified as a discontinued operation and the results for the years ended December 31, 2022 and 2021 have been adjusted accordingly.
**	Reclassified.

Revenues

Revenues were approximately €52.2 million for the year ended December 31, 2022, up 16.8% compared to approximately €44.7 million for the year ended December 31, 2021. This increase mainly results from the substantial increase in electricity prices in Spain and the connection to the grid of the Ellomay Solar PV Plant during June 2022, upon which the Company commenced recognition of revenues.

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

Ellomay Solar PV Segment. Revenues from our Ellomay Solar PV segment were approximately €3.6 million for the year ended December 31, 2022, compared to €0 for the year ended December 31, 2021. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant in June 2022, upon which we commenced recognition of revenues.

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

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €23.7 million for the year ended December 31, 2022, compared to approximately €17.2 million for the year ended December 31, 2021. The increase in operating expenses mainly results from the implementation of the Spanish RDL 17/2021 that established the reduction, commencing September 16, 2021 and currently in effect until December 31, 2023, that establishes the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increase in operating expenses also results from our biogas operations in the Netherlands that were impacted by the military conflict between Russia and Ukraine causing shortages in certain raw materials and an increase in delivery prices, and from the connection to the grid of the Ellomay Solar PV Plant during June 2022, upon which we commenced recognition of expenses.

Depreciation and amortization expenses were approximately €15.6 million for the year ended December 31, 2022, compared to approximately €14.6 million for the year ended December 31, 2021. The increase in depreciation and amortization expenses is mainly attributable to the commencement of recognition of results of the Ellomay Solar PV Plant upon its connection to the Spanish grid in June 2022.

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

Ellomay Solar PV Segment. Operating expenses in connection with the Ellomay Solar PV segment were approximately €1.4 million for the year ended December 31, 2022, compared to 0 for the year ended December 31, 2021. The increase resulted from the connection to the Spanish grid of the Ellomay Solar PV Plant in June 2022, upon which we commenced recognition of revenues and operating expenses. The operating expenses of Ellomay Solar were also impacted by RDL 17/2021 as explained under “Operating Expenses and Depreciation and Amortization Expenses” above.

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

Project Development Costs

Project development costs were approximately €3.8 million for the year ended December 31, 2022, compared to approximately €2.5 million for the year ended December 31, 2021. The increase in project development costs is mainly due to development expenses in connection with PV projects in Italy and Israel.

General and Administrative Expenses

General and administrative expenses were approximately €5.9 million for the year ended December 31, 2022, compared to approximately €5.6 million for the year ended December 31, 2021. The increase is mostly due to an increase in the management fee paid pursuant to the new Management Services Agreement effective July 1, 2021, and an increase in salaries paid to employees.

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

Financing Expenses

	For the year ended December 31
	2022	2021
	€ in thousands
Interest income	402	266
Profit from settlement of derivatives contract	-	407
Change in fair value of derivatives, net	605	(841)
Debentures interest and related expenses	(2,130)	(3,220)
Interest and commissions related to projects finance	(5,852)	(4,313)
Amortization of capitalized expenses related to projects finance	(246)	(12,180)
Interest on minority shareholder loan	(1,529)	(2,055)
Bank charges and other commissions	(471)	(137)
Interest on lease liability	(296)	(294)
Gain (loss) from exchange rate differences, net	6,041	(5,394)
Total financing expenses, net	(3,476)	(27,761)

Financing expenses, net were approximately €3.5 million for the year ended December 31, 2022, compared to financing expenses, net of approximately €27.8 million for the year ended December 31, 2021. The decrease in financing expenses, net, was mainly due to the following:

●	Income resulting from exchange rate differences amounting to approximately €6 million in the year ended December 31, 2022, mainly in connection with NIS cash and cash equivalents and our NIS denominated debentures, compared to expenses in the amount of approximately €5.4 million for the year ended December 31, 2021, caused by the 6.6% appreciation of the NIS against the euro during the year ended December 31, 2022, compared to the 10.8% devaluation of the NIS against the euro during the year ended December 31, 2021;

●	An amount of approximately €15.5 million recorded as of December 31, 2021 in connection with the expected prepayment of Talasol’s previous financing. Such expenses include approximately €3.3 million recorded in connection with the termination of an interest rate swap contract and €12.2 million in connection with the amortization of the outstanding balance of expenses that were capitalized to Talasol’s previous financing; and

●	Approximately €0.8 million of expenses in connection with the early repayment of our Series B Debentures, which were included in the financing expenses for the year ended December 31, 2021.

Taxes on Income / Tax Benefit

Taxes on income were approximately €1.6 million in the year ended December 31, 2022, compared to a tax benefit of approximately €2.5 million in the year ended December 31, 2021. The increase in taxes on income was mainly due to the substantial increase in electricity prices in Spain, resulting in higher taxable income of our Spanish subsidiaries.

Loss from Continuing Operations

Loss from continuing operations was approximately €0.6 million in the year ended December 31, 2022, compared to approximately €20.4 million for the year ended December 31, 2021.

Profit from Discontinued Operations

Profit from discontinued operation (net of tax) was approximately €0.7 million in the year ended December 31, 2022, compared to approximately €0.8 million for the year ended December 31, 2021.

Net Profit / Loss

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

EBITDA

EBITDA was approximately €20.8 million for the year ended December 31, 2022, compared to approximately €20.2 million in the year ended December 31, 2021. For an explanation concerning the use of non-IFRS financial measures see above under “EBITDA” in the comparison between the years ended December 31, 2023 and December 31, 2022.

Reconciliation of Loss to EBITDA

	Year ended December 31,
	2022	2021
	(Euro in thousands)
Profit (loss) for the year	140	(19,640)
Financing expenses, net	3,476	27,761
Taxes on income (tax benefit)	1,652	(2,536)
Depreciation and amortization expenses	15,580	14,641
EBITDA	20,848	20,226

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our European operations (i.e., in our Spanish PV Plants, our WtE plants, the Talasol PV Plant and our PV projects under development and construction in Italy) are denominated in euro, our investments in our Israeli operations (i.e., Ellomay Luzon Energy, the Talmei Yosef PV Plant, the Manara PSP and PV projects under development) are denominated in NIS and our investments in our PV projects in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our Debentures and the financing of the Talmei Yosef PV Plant and the Manara PSP) and in euro (i.e., financing in connection with our Spanish PV Plants and the project finance and loans provided by the minority (49%) holders of Talasol). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro.

	Year ended December 31,
	2023	2022	2021

Devaluation (Appreciation) of the NIS against the euro	6.9%	6.6%	(10.8)%

The representative NIS/euro exchange rate was NIS 3.520 for one euro on December 31, 2021, NIS 3.753 for one euro on December 31, 2022 and NIS 4.012 for one euro on December 31, 2023. The average exchange rates for converting the NIS to euro during the years ended December 31, 2021, 2022 and 2023 were 3.820, 3.536 and 3.99 for one euro, respectively. The representative exchange rate as of March 31, 2024 was NIS 3.98 for one euro.

Our management determined that our functional currency is the euro and elected the euro as our reporting currency, effective December 31, 2017.

Items included in the financial statements of each of our subsidiaries and investees are measured using their functional currency. When a company’s functional currency differs from its parent’s functional currency that entity represents a foreign operation whose financial statements are translated so that they can be included in the consolidated financial statements as follows: (i) the assets and liabilities of foreign operations, including adjustments arising on acquisition, are translated at exchange rates at the reporting date, (ii) the income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions and (iii) foreign currency differences are recognized in equity as a separate component of other comprehensive income (loss) under “foreign currency translation adjustments.”

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

Our PV Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis in Europe and specifically in Spain, the Netherlands and Italy, whether related to a military conflict or otherwise, or financial distress of the IEC or Noga in Israel, could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing plants or to revise the incentive or regulatory regimes that currently governs the sale of electricity in Spain, the Netherlands, Israel and Italy. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Ellomay Luzon Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax has been 23% as from January 2018.

As of December 31, 2023, Ellomay Capital Ltd. had tax loss carry-forwards in the amount of approximately €1.4 million. Under current Israeli tax laws, tax loss carry-forwards do not expire and may be offset against future taxable income. The amount of tax loss carry-forwards is subject to tax inspections and final assessments of settlements with the tax authorities.

B. Liquidity and Capital Resources

General

As of March 31, 2024, we held approximately €84.4 million in cash and cash equivalents and deposits and approximately €18.1 million in restricted short-term and long-term cash.

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

We entered into various project finance agreements in connection with the financing of several of our PV Plants and the Manara PSP and raised funds via issuances of securities (debt and equity) in private and public offerings in Israel (all as more fully described below).

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

On February 1, 2023, we issued NIS 220 million par value principal of our Series E Secured Debentures.

On January 16, 2024, we issued units consisting of an aggregate principal amount of NIS 170 million of our newly issued Series F Debentures and Series 2 Options to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments). For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

For more information see “Item 4.B: Business Overview,” “Item 10.C: Material Contracts” and Notes 6 and 11 to our annual financial statements included elsewhere in this Report.

As of December 31, 2023, our working capital was approximately €5.2 million, compared to a working capital deficiency of approximately €26.5 million as of December 31, 2022. We believe that based on our current operating forecast, the combination of existing working capital and expected cash flows from operations will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short-term deposits.

As of December 31, 2023, we had approximately €51.1 million of cash and cash equivalents, compared with approximately €46.5 million of cash and cash equivalents at December 31, 2022 and approximately €41.2 million of cash and cash equivalents at December 31, 2021. The increase in cash during the year ended December 31, 2023 was mainly due to proceeds from the issuance of our Series E Debentures partially offset by our investments in the development and construction of renewable energy facilities.

Project Finance

We are currently party to project finance agreements in connection with our Spanish and Israeli PV Plants (other than the Ellomay Solar PV Plant), our WtE plants and the Manara PSP. We may in the future enter into additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2023.

PV Project Finance

Talasol PV Plant Finance

On April 30, 2019, the Talasol PV Plant reached financial closing. This financing included several facilities in the aggregate amount of approximately €158.5 million.

In December 2021, Talasol entered into a project finance arrangement in the aggregate amount of €175 million, or the Talasol Financing. The Talasol Financing achieved financial closing in January 2022 and amounts withdrawn were partially used to repay Talasol’s previous financing.

The Talasol Financing is based on a Facilities Agreement in the aggregate amount of €175 million provided by European institutional lenders, or the Talasol Financing. The Talasol Financing provides for the provision of a term loan facility in two tranches: (i) a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and (ii) a term loan in the amount of €20 million of which the final maturity date is December 31, 2042. The weighted average life of the Talasol Financing is approximately 11.5 years, compared to an original weighted average life of 5.5 years of the Talasol Previous Financing. The Talasol Financing bears a fixed annual interest rate at a weighted average of approximately 3%, compared to a variable interest rate that was fixed at an average of approximately 3% by an interest rate swap contract in Talasol’s previous financing.

The uses of the Talasol Financing amount were as follows: (1) prepayment of the outstanding €121 million amount of Talasol’s previous financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider, or the Talasol PPA Security Fund, (4) unwinding the interest rate SWAP entered into in connection with Talasol’s previous financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a special dividend to Talasol’s shareholders in an amount of approximately €31 million.

The Talasol PPA Security Fund is reduced by 10% every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA.

As of December 31, 2023, the outstanding amount under the Talasol Financing was approximately €156.7 million. This aggregate outstanding loan balance is net of an amount of approximately €2.7 million of debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2023, the outstanding amounts under the Project Finance were approximately €13.2 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2023, the outstanding amount under the Talmei Yosef Project Finance was approximately NIS 52.3 million (approximately €13 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 0.3 million (approximately €0.1 million) debt issuance costs to be amortized over the length of the underlying loan.

The Project Finance documents also require the Talmei Yosef project company to deposit funds for the renewal of equipment (approximately NIS 5.2 million as of December 31, 2023) as well as funds sufficient to cover its debt service required level which consists of six months payment of principal and interest (approximately NIS 1.6 million as of December 31, 2023).

As noted under “Item 4.A: History and Development of Ellomay; Recent Developments,” we executed an agreement to sell our holdings in the Talmei Yosef PV Plant. To the extent such sale will be consummated, the Talmei Yosef Project Finance and related liabilities will be transferred to the buyers.

WtE Plants Finance

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or GIPP, and Ellomay Luxembourg are parties to a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of €3.51 million (with a fixed interest rate of 3% for the first five years) and €2.09 million (with a fixed interest rate of 2.5% for the first five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s plant to the grid and (ii) an on-call credit facility of €370,000 with variable interest.

In addition, Ellomay Luxembourg, our wholly-owned subsidiary: (i) provided the following undertakings to Rabobank: (a) that Groen Goor will not make distributions to its shareholders for a period of two years following the execution of the Loan Agreement, (b) that Groen Goor will not make distributions or repurchase its shares so long as the ratio of Groen Goor’s and GIIP’s equity and liabilities to shareholders to their balance sheet minus certain reserves and intangible assets is less than 40%, and (c) that in the event the aforementioned ratio is below 40%, its shareholders will invest the equity required in order to increase this ratio to 40%, pro rata to their holdings in Groen Goor and up to a maximum of €1.2 million, and (ii) provided pledges on its rights in connection with the shareholders’ loans provided to Groen Goor, which loans shall also be subordinated by Ellomay Luxembourg in the favor of Rabobank. Shortages in liquidity as a result of exceeding the construction budget and/or extension of start-up costs of the Goor Project shall be provided by Ellomay Luxembourg and not financed by Rabobank. In addition, we provided a guarantee to Rabobank for the fulfillment of Ellomay Luxembourg’s undertakings set forth above.

As of December 31, 2023, the outstanding amount under the Groen Goor Project Finance was approximately €3 million.

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

As of December 31, 2023, the outstanding amount under the Oude Tonge Project Finance was approximately €2.5 million.

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

As of December 31, 2023, the outstanding amount under the Gelderland Loan Agreement was approximately €3.5 million.

GG Gelderland entered into a loan agreement at the end of November 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V., or Oost, as a benefit created in connection with the Covid-19 pandemic. The loan is with a principal amount of €0.75 million bore a fixed interest rate of 3% per year for 3 years. The interest and the principle were to be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged up to 5 years. In October 2023, it was decided to extend the loan to 5 years and the interest rate changed to 5% as from November 2020.

As of December 31, 2023, the outstanding amount under the agreement with Oost was approximately €0.9 million.

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

The Manara PSP Project Finance includes: (i) a senior secured tranche at a fixed rate of interest (with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the loan), linked to the Israeli Consumer Price Index and to be repaid over a period of 19.5 years from the commercial operation date (annual interest rate spread of 3.25% per-annum during the Construction Period of the Project and 2.40% per-annum during the commercial operation phase); and (ii) a subordinated secured tranche at a floating rate of interest (Bank of Israel rate plus a spread of 4.35% per-annum during the construction period and 3.90% per-annum during the commercial operation phase) with a slightly shorter maturity. The Manara PSP Project Finance includes customary terms in connection with early prepayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as Standby, VAT, Guarantees and Debt Service Reserve facilities.

Sheva Mizrakot and Ellomay Water undertook to provide aggregate financing of approximately NIS 353 million (approximately €94.1 million), pro rata to their holdings in the Manara PSP, linked to the Project Index. Due to this indexation, additional shareholders’ loans were provided in March 2022 and March 2023, in the amount of approximately NIS 11.5 million (approximately €3.2 million) and approximately NIS 17.5 million (approximately €4.7 million), respectively. An additional amount of approximately NIS 10 million (approximately €2.5 million) was provided on March 2024. Following a publication of the Israeli Electricity Authority regarding calculation methods that may reduce coverage ratios during the operations of the Manara PSP, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara Project PSP to be approximately NIS 37 million (approximately €9.2 million).

We and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 13.5 million (approximately €3.4 million), pro rata to our holdings in the Manara PSP. This standby equity guarantee is linked and adjusted in the same manner and timing as the long-term facilities, as described above.

In addition, we undertook in connection with the Manara PSP Project Finance to maintain control over the Manara PSP and to provide customary pledges on the assets of and rights in the project. The shareholders of Ellomay PS provided pledges over their shares, the shareholders’ loans and the shareholders’ mezzanine loan.

The first withdrawal of the funding for the Manara PSP, in the amount of NIS 75 million, occurred on January 31, 2022.

As of December 31, 2023, the outstanding amount under the Manara PSP Project Finance was approximately NIS 279.5 million (approximately €69.7 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 7.4 million (approximately €1.8 million) of debt issuance costs to be amortized over the length of the underlying loan.

Other Financing Activities

As noted above, we historically financed a portion of our operations through the issuance of debt and equity in Israel. The following is a summary of outstanding Debentures issued in Israel and traded on the Tel Aviv Stock Exchange as of December 31, 2023:

Series	Outstanding Principal as of December 31, 2023 (NIS in thousands)	Annual Interest Rate	Indexation	Secured / Convertible	Final Repayment Date
C	286,402.4	3.55%	None	N/A	June 30, 2025
D	62,000	1.2%	None	Convertible	December 31, 2026
E	220,000	6.05%	None	Secured	March 31, 2029

For more information concerning our Series F Debentures, issued in January 2024, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

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

c.	The ratio of (a) our Series C Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Series C Adjusted EBITDA, to which we refer to herein as the Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

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

As of December 31, 2023, the outstanding amount under the Series C Debentures, net of capitalized expenses, was approximately NIS 286.3 million (approximately €71.4 million).

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

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series D Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 for purposes of the update of the annual interest provision;

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

c.	The ratio of (a) our Series D Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters, or our Series D Adjusted EBITDA, to which we refer to herein as the Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

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

As of December 31, 2023, the outstanding amount under the Series D Convertible Debentures , net of capitalized expenses, was approximately NIS 57.9 million (approximately €14.4 million), net of capitalized expenses.

For further information concerning the Series D Deed of Trust, see “Item 10.C: Material Contracts” and the Series D Deed of Trust included as Exhibit 4.17 under “Item 19: Exhibits.”

For further information concerning the Deed of Trust governing our Series E Secured Debentures, issued on February 1, 2023, see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

Series E Secured Debentures

On February 1, 2023, we issued NIS 220 million (approximately €58.5 million, as of the issuance date) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

i.	a fixed pledge first degree on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

ii.	a floating first-degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans and capital notes provided by Ellomay Energy LP to Ellomay Luzon Energy; and

iii.	a fixed first-degree pledge on our rights and the rights of Ellomay Energy LP in and to a trust bank account in the name of the trustee of the Series E Secured Debentures.

The Series E Secured Debentures are traded on the TASE.

The principal amount of Series E Secured Debentures is repayable in four equal installments on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive).

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series E Secured Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series E Deed of Trust or in breach of any of our material obligations to the holders of the Series E Secured Debentures pursuant to the terms of the Series E Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series E Deed of Trust, (iii) to the extent the Series E Secured Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series E Secured Debentures and (iv) the par value of the Series E Secured Debentures may not be higher than NIS 220 million following the expansion.

The Series E Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series E Adjusted Balance Sheet Equity (as such term is defined in the Series E Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €75 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €80 million for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series E Net Financial Debt, to (b) our Series E Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt, or our Series E CAP, Net, to which we refer herein as the Series E Ratio of Net Financial Debt to Series E CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) our Series E Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters, or our Series E Adjusted EBITDA, to which we refer to herein as the Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series E Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 60% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series E Secured Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) we will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series E Adjusted Balance Sheet Equity not lower than €90 million, (ii) Series E Ratio of Net Financial Debt to Series E CAP, Net not to exceed 60%, and (iii) Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series E Secured Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

The Series E Deed of Trust includes several limitations and requirements applicable to our holdings in Ellomay Luzon Energy and additional provisions that may limit our ability to sell our holdings in Ellomay Luzon Energy or to revise arrangements with Ellomay Luzon Energy.

As of December 31, 2023, the outstanding amount under the Series E Secured Debentures, net of capitalized expenses, was approximately NIS 217.8 million (approximately €54.3 million).

For further information concerning the Series E Deed of Trust, see “Item 10.C: Material Contracts” and the Series E Deed of Trust included as Exhibit 4.20 under “Item 19: Exhibits.”

For more information concerning our financing activities, see Note 6, Note 11 and Note 12 to our annual financial statements included elsewhere in this Report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2022
	Euro in thousands
Net cash provided by operating activities	8,604	11,320
Net cash used in investing activities	(55,553)	(28,181)
Net cash provided by financing activities	54,433	26,510
Effect of exchange rate fluctuations on cash and cash equivalents	(2,387)	(4,420)
Increase in cash and cash equivalents	5,097	5,229
Cash and cash equivalents at the beginning of the year	46,458	41,229
Cash from disposal groups classified as held-for-sale	(428)	-
Cash and cash equivalents at the end of the year	51,127	46,458

Operating activities

In the year ended December 31, 2023, we had net gain of approximately €0.6 million. Net cash provided by operating activities was approximately €8.6 million, which includes increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy, the USA and Israel.

In the year ended December 31, 2022, we had net gain of approximately €0.1 million. Net cash provided by operating activities was approximately €11.3 million, which includes a deduction of approximately €3.3 million due to a non-recurring advance payment of income tax as per a tax assessment agreement (timing differences of payable income tax) to the Israeli Tax Authority in connection with the Talmei Yosef PV Plant and increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy and in Israel.

Investing activities

Net cash used in investing activities was approximately €55.6 million in the year ended December 31, 2023, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects and several PV projects in Italy and in the USA that have reached “ready to build” status.

Net cash used in investing activities was approximately €28.2 million in the year ended December 31, 2022, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects and the Ellomay Solar PV Plant.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2023 was approximately €54.4 million, derived primarily from proceeds from the issuance of our Series E Debentures, proceeds from long-term loans, partially offset by repayment of Debentures and long term loans.

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

During 2023, we issued our Series E Secured Debentures in a public offering in Israel. For more information see “General,” and “Series E Secured Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

As of December 31, 2023, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2023, our total current assets amounted to approximately €93.8 million, of which approximately €51.1 million was in cash and cash equivalents, compared with total current liabilities of approximately €88.6 million.

As of December 31, 2022, our total current assets amounted to approximately €64.7 million, of which approximately €46.5 million was in cash and cash equivalents and approximately €2.8 million was in marketable securities, compared with total current liabilities of approximately €91.2 million.

Outstanding Options

As of March 15, 2024, we had 385,000 Series 1 Options outstanding and 1,020,000 Series 2 Options outstanding. Each Series 1 Option is exercisable into one Ordinary Share, at an exercise price of NIS 150 (subject to adjustments upon customary terms) by no later than October 15, 2024 and each Series 2 Option is exercisable into one Ordinary Share, at an exercise price of NIS 80 (subject to adjustments upon customary terms) by no later than January 5, 2028. The Series 1 Options and Series 2 Options are traded on the TASE.

C. Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2021, 2022 and 2023.

D. Trend Information

We operate in the Spanish and Italian PV markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our five PV Plants and the Talasol PV Plant (of which we own 51%) in Spain, our PV Plant in Israel, three WtE plants in the Netherlands, our ownership of 50% of the issued and outstanding shares of Ellomay Luzon Energy, our ownership of 83.333% of the Manara PSP and through several other projects under development in Italy, USA, Spain and Israel. Our operating PV Plants are all fully operational and connected to the relevant national grids. However, as the Ellomay Solar PV Plant was connected to the grid in June 2022, our results for 2021-2023 do not reflect a full three-years of operations of such PR plant.

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

For more information see “Item 3.D: Risk Factors – Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors – Risks Related to our Investment in Ellomay Luzon Energy,” and “Item 4.B: Business Overview.”

E. Critical Accounting Estimates

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Certain accounting principles require us to make certain estimates, judgments and assumptions that affect the reported amounts recognized in our financial statements. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Estimates and underlying assumptions are reviewed on an ongoing basis. The changes in accounting estimates are recognized in the period of the change in estimate. Our significant accounting policies are described in Notes 2 and 3 to our consolidated financial statements included elsewhere in this Report.

ITEM 6: Directors, Senior Management and Employees

A. Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 31, 2024:

Name	Age	Position with Ellomay
Shlomo Nehama(1)(2)	69	Chairman of the Board of Directors
Ran Fridrich(1)(2)	71	Director and Chief Executive Officer
Anita Leviant(1)(3)(4)	69	Director
Ehud Gil(1)	49	Director
Daniel Vaknin(3)(4)(5)	68	Director
Dorit Ben Simon(3)(4)(5)	56	Director
Kalia Rubenbach	45	Chief Financial Officer
Ori Rosenzweig	47	Chief Investment Officer
Yehuda Saban	45	Director of Operations for Israel and EVP of Business Development

(1)	Election supported by certain of our major shareholders pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).
(2)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).
(3)	Independent Director pursuant to the NYSE American LLC rules.
(4)	Member of our Audit and Compensation Committees.
(5)	External Director pursuant to the Companies Law.

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

Ran Fridrich has served as a director of Ellomay since March 2008, as our interim chief executive officer since January 2009, and as our chief executive officer since December 2009. Mr. Fridrich is the co-founder and executive director of Oristan, Investment Manager, an investment manager of CDO Equity and Mezzanine Funds and a Distress Fund, established in June 2004. In January 2001 Mr. Fridrich founded the Proprietary Investment Advisory, an entity focused on fixed income securities, CDO investments and credit default swap transactions, and served as its investment advisor through January 2004. Prior to that, Mr. Fridrich served as the chief executive officer of two packaging and printing Israeli companies, Lito Ziv, a public company, from 1999 until 2001 and Mirkam Packaging Ltd. from 1983 until 1999. Mr. Fridrich also serves as a director of the Plasto-Cargal Group Ltd. (TASE: PLCR) since September 2002. Mr. Fridrich is a graduate of the Senior Executive Program of Tel Aviv University.

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

Daniel Vaknin has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Clal Insurance Company Ltd., Ilex Medical Ltd. (TASE: ILX), Arad Ltd. (TASE: ARD) and Kardan Israel Ltd. (TASE: KRDI) and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Dorit Ben Simon has served as an external director of Ellomay since December 20, 2023. Ms. Ban Simon serves as the Founder & Managing Partner of BSS Capital and as a President of IFI, the primary educational entity for the local financial services industry. Ms. Ben Simon previously served as a CFO and Group Chief Risk Officer (CRO) at Israel Discount Bank (2006-2011). Prior to Discount Bank, Ms. Ben Simon was CEO of Gmulot, the leading asset management company in Israel and a subsidiary of Bank Hapoalim (2001-2006). Ms. Ben Simon serves as an external director of Massivit 3D Printing Technologies Ltd. (TASE: MSVT) since 2021 and served as an independent director of Meshek Energy-Renewable Energies Ltd. (TASE: MSKE) from 2020 to 2022, Energix-Renewable Energies Ltd. (TASE: ENRG) from 2012 to 2018 and Knafaim Holdings Ltd. (TASE: KNFM) from 2012 to 2018. Ms. Ben Simon holds an M.B.A in Finance and Banking and a B.A in Economy and General Studies, both from the Hebrew University in Jerusalem.

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

There are no family relationships among any of the directors or members of senior management named above. Mr. Gil is the brother of Ms. Anat Raphael, who is one of the board members and a shareholder of Kanir Ltd., the general partner of Kanir Joint Investments (2005) Limited Partnership, and the widow of the late Mr. Raphael, a former member of our Board of Directors.

On December 19, 2023, Dr. Michael J. Anghel, our former external director and chairman of our Audit and Compensation Committees, resigned his position for personal reasons and was replaced by Ms. Dorit Ben Simon who was elected as external director at our annual general meeting of shareholders held on December 11, 2023, or the 2023 Shareholders Meeting.

B. Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2023 was approximately €0.96 million, including an amount of approximately €0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, or Chairman of the Board, and Ran Fridrich, our Chief Executive Officer and a member of our Board, who are both compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our other directors.

The table below reflects the terms of service and employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2023. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2023.

	Salary(1)	Management/ Consulting Fees		Bonus	Share-Based Payment(2)	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Chairman of the Board	-	345	(3)	-	-	345	(3)
Ran Fridrich, CEO and Director	-	449	(3)	-	-	449	(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	-	225		-	27	252
Kalia Rubenbach, Chief Financial Officer	240	-		-	27	267
Ori Rosenzweig, Chief Investment Officer	238	-		-	27	265

1.	Salary and related benefits are paid to our executive officers in NIS. Salary as reported herein includes the recipient’s gross salary plus payment of social and other benefits made by us to or on behalf of the recipient. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for education funds, pension funds, managers’ insurance, severance, risk insurances (e.g., life, or work disability insurance), social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.
2.	Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2023, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 16 to our annual financial statements.
3.	Such amounts are paid pursuant to the terms of the Management Services Agreement. For additional information, see “Management Services Agreement” below.

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

As our annual shareholders meeting held on August 12, 2021, or the 2021 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021, which provides, among other things, for the payment of NIS 1.386 million (approximately €0.347 million) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as our Chairman of the Board in no less than a 77% position and the payment of NIS 1.8 million (approximately €0.45 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as our Chief Executive Officer and a director. For more information see “Item 7.B: Related Party Transactions.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Daniel Vaknin, Dorit Ben Simon and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 67,690 (equivalent to approximately €16,874 based on the average EUR/NIS exchange rates during 2023) and an attendance fee of NIS 2,465 (equivalent to approximately €614 based on the average EUR/NIS exchange rates during 2023) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

Under the 1998 Plan, each non-employee director that served on the 1998 “Grant Date,” as defined below, automatically received an option to purchase 1,000 ordinary shares on such Grant Date and will receive an option to purchase an additional 1,000 ordinary shares on each subsequent Grant Date thereafter, provided that he or she is a non-employee director on the Grant Date and has remained a non-employee director for the entire period since the previous Grant Date. The “Grant Date” means August 1 of each year. Directors first elected or appointed after the 1998 Grant Date, will automatically receive on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, on each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date.

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

At the 2023 Shareholders Meeting, our shareholders approved our amended compensation policy, or the Compensation Policy.

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

Clawback Policy

On October 30, 2023, we adopted a Clawback Policy based on the SEC requirements for NYSE American listed companies. This policy is included as Exhibit 97.1 under “Item 19: Exhibits.”

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2023 Shareholders Meeting), was held on December 11, 2023. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

Pursuant to the Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock exchange Outside of Israel), 2000, one or more shareholders holding at least 5% of the voting rights at the general meeting may request the Board of Directors to include the election of a nominee director or the removal of a director from office on the agenda of a future shareholders’ meeting.

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

All the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Our external directors are currently Daniel Vaknin and Dorit Ben Simon.

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

The Companies Law requires that at least one of the external directors have “Accounting and Financial Expertise” and the other external directors have “Professional Competence.” Under the applicable regulations, a director having accounting and financial expertise is a person who, due to his or her education, experience and talents is highly skilled in respect of, and understands, business-accounting matters and financial reports in a manner that enables him or her to understand in depth the company’s financial statements and to stimulate discussion regarding the manner in which the financial data is presented. Under the applicable regulations, a director having professional competence is a person who has an academic degree in either economics, business administration, accounting, law or public administration or an academic degree in an area relevant to the company’s business, or has at least five years’ experience in a senior position in the business management of a corporation with a substantial scope of business, in a senior position in the public service or a senior position in the field of the company’s main business. Our Board determined that both Daniel Vaknin and Dorit Ben Simon have the requisite accounting and financial expertise.

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

Our Board determined that three of the members of our Board, Ms. Leviant, Ms. Ben Simon and Mr. Vaknin, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Daniel Vaknin, who is also the chairman of the Audit Committee, Dorit Ben Simon and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2022, our Audit Committee met at least once each quarter.

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

Compensation Committee

The Companies Law requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, the Companies Law imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Daniel Vaknin, who is also the chairman of the Compensation Committee, Dorit Ben Simon and Anita Leviant.

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

D. Employees

As of December 31, 2023 we had 26 employees, as of December 31, 2022 we had 25 employees and as of December 31, 2021 we had 20 employees. As of December 31, 2023, 14 employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager, was located in Spain, 2 employees, serving as project managers, were located in Italy and 9 employees are located in the Netherlands, all engaged in the administration and operation of our WtE plants.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2024, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Shlomo Nehama(2)(4)	3,588,577	27.9%
Ran Fridrich(3)(4)	2,605,845	20.3%
Ehud Gil(5)	2,666	*
Anita Leviant(5)	5,000	*
Daniel Vaknin(5)	2,583	*
Dorit Ben Simon	-	-
Kalia Rubenbach	6,000	*
Ori Rosenzweig	6,000	*
Yehuda Saban	6,000	*
All directors and executive officers as a group	6,222,671	48.3%

*	Less than one percent of the outstanding ordinary shares. See additional details below.

1.	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 15, 2024 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,852,585 ordinary shares outstanding as of March 15, 2024. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.
2.	According to information provided by the holders, the 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 24.3% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 27.9% of our outstanding ordinary shares.
3.	The 2,605,845 ordinary shares beneficially owned by Mr. Fridrich consist of ordinary shares held by Kanir, which constitute approximately 20.3% of our outstanding share capital. Mr. Fridrich is one of two board members and a shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and by virtue of his position with Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.
4.	By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Mr. Fridrich disclaim beneficial ownership of the shares held by Nechama Investments.
5.	(i) Ehud Gil holds currently exercisable options to purchase 2,666 ordinary shares with expiration dates ranging from December 17, 2030 to August 1, 2032 and exercise prices per share ranging between $27.22 - $34.44, (ii) Anita Leviant holds currently exercisable options to purchase 5,000 ordinary shares with expiration dates ranging from August 1, 2028 to August 1, 2032 and exercise prices per share ranging between $8.95 - $28.5, and (iii) Daniel Vaknin holds currently exercisable options to purchase 2,583 ordinary shares with expiration dates ranging between December 30, 2030 and August 1, 2032 and exercise prices per share ranging between $27.22 - $34.3.

Our directors currently hold, in the aggregate, options to purchase 19,365 ordinary shares. The options have a weighted average exercise price of approximately $23.43 per share and have expiration dates until 2033. During the years ended December 31, 2021, 2022 and 2023, each of Anita Leviant, Ehud Gil and Daniel Vaknin, members of our Board, was granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. Dorit Ben Simon, an external director, was granted options to purchase 616 shares upon her appointment as external director (calculated based on the date of her appointment as a member of our Board). The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 10,249 ordinary shares are currently exercisable, options to purchase 3,000 ordinary shares will become exercisable on August 1, 2024 and options to purchase 616 shares will become exercisable on December 20, 2024.

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

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2023, December 31, 2023 and March 31, 2024, there were 22,667, 18,051 and 18,051 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 15, 2024, there were options to purchase 34,645 ordinary shares outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2023, December 31, 2023 and March 15, 2024, was 547,206.

F. Disclosure of a Registrant’s action to Recover Erroneously Awarded Compenstion

Not applicable.

ITEM 7: Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 15, 2024, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,632,040	12.7%
Clal Insurance Enterprises Holdings Ltd.(7)	1,568,669	12.2%
The Phoenix Holdings Ltd.(8)	700,802	5.5%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2024 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of March 31, 2024. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)	The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)	Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, Ms. Raphael is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)	By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by the estate of Mr. Raphael, the estate may be deemed to own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)	The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich, Ms. Raphael and the estate of Mr. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)	Based on a Schedule 13G/A submitted on January 31, 2024 reporting holdings as of December 31, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,036,767 ordinary shares, which constitute approximately 8.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 595,273 ordinary shares, which constitute approximately 4.6% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)	Based on a Schedule 13G/A submitted on February 14, 2024 reporting holdings as of December 31, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 85,829 ordinary shares, including 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account and (ii) 1,482,840 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its account.

(8)	Based on a Schedule 13G/A submitted on December 26, 2023 by The Phoenix Holdings Ltd., or Phoenix. Based on the Schedule 13G/A, the 700,802 ordinary shares reported as beneficially owned by Phoenix consist of: (i) 26,869 ordinary shares held by The Phoenix Investments House – trust funds, (ii) 69,642 ordinary shares held by The Phoenix nostro accounts, (iii) 564,963 ordinary shares held by Partnership for Israeli Shares and (iv) 39,328 ordinary shares held by Partnership for investing in shares indexes. As noted in the Schedule 13G/A, the Phoenix entities that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

Significant Changes in the Ownership of Major Shareholders

On February 7, 2022, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd., or the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2021 they beneficially owned 1,735,076 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares. On February 9, 2023, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2022, they beneficially owned 1,741,299 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares. On January 31, 2024, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2023, they beneficially owned 1,632,040 ordinary shares, which at the time constituted approximately 12.7% of our outstanding ordinary shares.

On February 10, 2022, Clal submitted an amendment to its Schedule 13G indicating that as of December 31, 2021 it beneficially owned 1,309,752 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2021), which at the time constituted approximately 10.15% of our outstanding ordinary shares. On February 13, 2023, Clal submitted an amendment to its Schedule 13G indicating that as of December 31, 2022, it beneficially owned 1,422,498 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2022), which at the time constituted approximately 11.0% of our outstanding ordinary shares. On February 14, 2024, Clal submitted an amendment to its Schedule 13G indicating that as of December 31, 2023, it beneficially owned 1,568,669 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2023), which at the time constituted approximately 12.2% of our outstanding ordinary shares.

Based on information available to us, during the year ended December 31, 2023, the 254,524 ordinary shares previously held by the estate of Mr. Hemi Raphael, constituting approximately 2% of our outstanding ordinary shares, were transferred to Ms. Anat Raphael.

On December 26, 2023, Phoenix submitted an amendment to its Schedule 13G indicating that it holds 700,802 ordinary shares, constituting approximately 5.5% of our outstanding ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2024, there were 27 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 54.6% of our outstanding ordinary shares (including approximately 54.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.

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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. In September 2014, we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, currently approximately 50% of our ordinary shares, which became effective on November 17, 2014. In June 2020, we received a second demand to maintain the registration statement effective pursuant to the terms of the registration rights agreement dated September 12, 2005. The registration of the shares included in this registration statement enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16.G: Corporate Governance.”

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

The Management Services Agreement provides, among other things, as follows:

●	Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist us in all aspects of the management of our company and advise as required from time to time by us;

●	The position of the CEO, held by Mr. Fridrich, is set at a full-time position and the position of the Chairman of the Board, held by Mr. Nehama, is set at no less than a 77% position;

●	The CEO services will be provided by Mr. Fridrich through Kanir and Keystone, and the Chairman services will be provided by Mr. Nehama through Meisaf;

●	Meisaf, Kanir and Keystone are entitled to receive reimbursement for reasonable out-of-pocket business expenses borne by them or any of their employees, directors or officers in connection with the provision of the services;

●	The management fees are as follows: (i) to Meisaf, an annual amount of NIS 1,386,000 (NIS 115,500 on a monthly basis) plus applicable VAT and (ii) to Kanir and Keystone, an aggregate annual amount of NIS 1,800,000 (NIS 150,000 on a monthly basis) plus applicable VAT, in an initial division of NIS 660,000 to Kanir and NIS 1,140,000 to Keystone or such other division as notified in writing to the Company by Kanir and Keystone. The management fee is the full and final compensation for the provision of the services and shall be in lieu of any and all payments that are due to the Service Providers as Board members, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors;

●	The Management Services Agreement be in effect until the earlier of: (i) June 30, 2024, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors, (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the Management Services Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis; and

●	Kanir, Meisaf and Keystone serve as independent contractors of the Company and each of them is solely responsible to any payment it is required to pay its employees and representatives and undertake to indemnify the Company in the event the Company suffers any damage due to a determination that any of them or their affiliates are employees of the Company.

For further information concerning the Management Services Agreement, see “Item 10.C: Material Contracts” and the Management Services Agreement included as Exhibit 4.18 under “Item 19: Exhibits.”

Employment of Mr. Asaf Nehama

Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, one of our controlling shareholders, has been employed by us since October 1, 2022. At our 2022 Shareholders Meeting, our shareholders approved, following the approvals of our Audit and Compensation Committee and Board of Directors, the terms of employment for Mr. Asaf Nehama in an analyst position, effective October 1, 2022, which included a monthly gross salary of NIS 12,000 and other social and ancillary benefits as required under applicable law and customary in the Company.

During 2023, Mr. Asaf Nehama has taken on additional responsibilities and started acting as a project manager in connection with our development activities of photovoltaic fields in Texas, USA. At our 2023 Shareholders Meeting, our shareholders approved, following the approvals of our Audit and Compensation Committee and Board of Directors, the following updated terms of employment of Mr. Asaf Nehama, effective October 1, 2023:

●	Monthly Salary – Mr. Asaf Nehama will receive a gross monthly salary of NIS 15,000 and a monthly lump sum payment for overtime in the amount of NIS 8,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 23,000, or currently approximately $5,700), the Salary).

●	Social and Ancillary Benefits – Mr. Asaf Nehama will be entitled to all social benefits and rights as required under applicable law (pension, severance pay, convalescence pay, etc.) and as customary in the Company, all based on his Salary. Mr. Asaf Nehama will be subject to the provisions of Section 14 of the Severance Pay Law, 5723-1963. Mr. Asaf Nehama will be entitled to sick leave under law and will be able to use the sick days as customary in the Company. The Company will deposit an amount equal to 7.5% of the Salary to an advanced study fund per Mr. Asaf Nehama’s selection and shall deduct from his Salary an amount equal to 2.5% of the Salary that shall be deposited in said advanced study fund as the employee’s share, as customary in the Company.

●	Vacation – Mr. Asaf Nehama will be entitled to paid vacation days as determined under the Israeli Annual Vacation Law, 1951 plus two (2) days per year (pro rata) and will be entitled to transfer from year to year up to 15 vacation days.

●	Reimbursement of Expenses – Mr. Asaf Nehama shall be entitled to reimbursement of expenses, travel expenses and meal expenses based on the policies and amounts as customary in the Company, currently travel expenses in the amount of NIS 300 per month and meal expenses in the amount of NIS 900 per month.

●	Termination of Employment – the notice period during the first six months of employment will be pursuant to the Israeli Prior Notice of Termination Law, 2001 and thereafter 30 days, as customary in the Company.

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

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we are involved in various legal proceedings in connection with our holdings in Ellomay Luzon Energy and indirect holdings in Dorad. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant” and Note 6 to our annual financial statements included elsewhere in this Report.

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the deeds of trust governing our Debentures. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past. We did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2021-2023.

The terms of the deeds of trust governing our Debentures restrict our ability to distribute dividends (for more information see “Item 4.A: History and Development of Ellomay; Recent Developments,” “Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts”). In addition, under Israeli law, the payment of dividends is generally made from accumulated retained earnings or retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they become due. Notwithstanding the foregoing, in the event a company does not have sufficient accumulated retained earnings, dividends or repurchases of shares may be made with the approval of a court and a repurchase of shares is also permissible under certain conditions, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

B. Significant Changes

Except as otherwise disclosed in this Report, no significant changes have occurred since December 31, 2023.

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

Pursuant to the Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock exchange Outside of Israel), 2000, one or more shareholders holding at least 5% of the voting rights at the general meeting may request the Board of Directors to include the election of a nominee director or the removal of a director from office on the agenda of a future shareholders’ meeting. Pursuant to the Companies Law, other items may be included on the agenda of a future shareholders’ meeting at the request of one or more shareholders holding at least 1% of the voting rights to the extent such items are suitable for a general meeting.

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

Annual and Extraordinary Meetings of our Shareholders

Pursuant to the Companies Law, an annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the preceding annual meeting) and at such place as may be determined by the board of directors. The board of directors may, at any time, convene extraordinary general meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing from any of the following: (i) two directors or one quarter of the directors holding office; (ii) one or more shareholders holding at least 10% of the issued capital and at least 1% of the voting rights in the Company; or (iii) one or more shareholders holding at least 10% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to the Company’s registered office. When the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. In the event the board of directors does not convene the extraordinary meeting despite the receipt of a valid requisition, the persons requisitioning the meeting may convene the meeting themselves, provided that such meeting shall not be held more than three months following the delivery of the requisition and will be convened, to the extent possible, in the same manner as general meetings are convened by the board of directors.

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

Agreements in connection with the Investment in Ellomay Luzon Energy

Summaries of the material agreements executed in connection with our investment in Ellomay Luzon Energy are included as Exhibits 4.7 and 4.8 under “Item 19: Exhibits.”

Deeds of Trust governing our Debentures

For a description of our debt agreements, including the Deed of Trusts governing our Series C Debentures, Series D Convertible Debentures and Series E Secured Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and for a description of the Deed of Trust governing our Series F Debentures see “Item 4.A: History and Development of Ellomay; Recent Developments.”

The aforementioned descriptions of the Deeds of Trust governing our Debentures are only summaries and do not purport to be complete and is qualified by reference to the convenience translation of such Deeds of Trust filed by us as Exhibits 4.15, 4.17, 4.20 and 4.24 under “Item 19: Exhibits.”

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

E. Taxation

Israeli Taxation

The following is a summary of the material Israeli tax consequences and Israeli foreign exchange regulations as they relate to our shareholders and us. This discussion is based on our best knowledge and interpretation of the Israeli Income Tax Ordinance, the regulations promulgated thereunder and Israeli tax law generally. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income. The Israeli corporate tax rate has been 23% as from January 2018, according to section 126 of the Israeli Income Tax Ordinance.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) are a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is the marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but up to 25% for Israeli individuals, and the real capital gain shall be deemed the highest bracket of the individual’s taxable income, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%, until the promulgation of regulations setting forth the rules and conditions for deduction of real interest and linkage differentials pursuant to Section 101A(a)(9) and 101A(b) of the Israeli Income Tax Ordinance. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in Section 126 of the Israeli Income Tax Ordinance on capital gains derived from the sale of shares.

Taxation of Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market in Israel, under Section 97(B2) of the Israeli Income Tax Ordinance, or on a recognized stock market outside of Israel, provided such shareholders did not acquire their shares prior to the issuer’s initial public offering and that the gains did not derive from a permanent establishment of such shareholders in Israel and that such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly as specified in Section 68A of the Israeli Income Tax Ordinance.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012. Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. Holder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC from 2013 through 2023. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

We hold cash and cash equivalents, short-term deposits and restricted cash in various currencies, including euro, NIS and USD. Our holdings in our European operating plants and projects under development are denominated in euro, our holdings in projects under development in the USA are denominated in USD and our holdings in the Talmei Yosef PV Plant, our Israeli projects under development and indirect holdings in Dorad are denominated in NIS. The financing we have in connection with our Spanish PV Plants, the Dutch WtE plants and the Talasol PV Plant is denominated in euro and the financing we have in connection with our Spanish PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant and the Manara PSP are denominated in NIS.

Inflation and Fluctuation of Currencies

We believe that the composition of our assets and liabilities, which are denominated in USD, Euro and NIS, sufficiently mitigates a substantial portion of our foreign currency risk.

Interest Rate

As noted under “Item 4.B: Business Overview,” we entered into various finance agreements that are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates. We utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

In order to manage and limit the interest-rate risk resulting from financing secured in connection with the financing of four of our Spanish indirect wholly-owned subsidiaries, we executed a €17.6 million interest swap transaction for a period of 18 years, payable semi-annually commencing on March 12, 2019, whereby we are the fixed rate payer (the fixed rate is set at 3%).

For more information concerning hedging transactions, including a sensitivity analysis, see Note 21 to our financial statements included elsewhere in this Report.

We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Debentures and Series 1 and Series 2 Options see “Item 4.A: History and Development of Ellomay; Recent Developments,” “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources” and “Item 10.C: Material Contracts”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, our management used the criteria in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2023, our internal control over financial reporting is effective based on those criteria.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2023	2022
	(Euro in thousands)
Audit Fees(1)	491	460
Audit-Related Fees(2)	94	-
Tax Fees(3)	50	70
Total	635	530

1.	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

2.	Including professional services related to due diligence investigations.

3.	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

ITEM 16I: Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 16J: Insider Trading Policies

Not Applicable.

ITEM 16K: Cybersecurity

Risk Management and Strategy

Our business operations rely upon secure information technology systems for data processing, storage and reporting. As a global energy company based in Israel, we face heightened risks of cybersecurity incidents, and we remain potentially vulnerable to known or unknown threats, which are constantly evolving. Although to date we are not aware of any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition, there can be no assurance that we will not experience such an incident in the future. See “Item 3.D: Key Information - Risk Factors” for additional information about the risks to our business associated with cybersecurity threats.

Our cybersecurity strategy emphasizes detection, analysis and recovery of cybersecurity threats, while increasing our resiliency against cybersecurity incidents and effective management of cybersecurity risks and events.

We adopted internal policies and procedures aimed at enhancing protection of our information system against cybersecurity risks and detecting and managing cybersecurity events. We maintain physical, administrative and technical safeguards of our information systems, and also maintain plans and procedures whose objective is to help us prevent and timely and effectively respond to cybersecurity threats or incidents. We implement our policies and procedures through employee training, software enhancements and improvements and management oversight.

We conduct periodic risk assessments to identify, document and mitigate cybersecurity risks, including penetration tests and risk surveys. These risk assessments are conducted by qualified third party service providers. In addition, employees receive periodic information security training.

Exposure of third-party service providers to our information systems is minimized and made on a “need to know” basis and subject to execution of non-disclosure agreements to protect the confidentiality of our information.

Although we conduct third-party examination and other procedures designed to assess the data privacy and cybersecurity practices of third-party vendors and service providers (including contractual protections), our ability to monitor or control the data privacy and cybersecurity practices of third parties is limited and there can be no assurance that we can detect, prevent, mitigate, or remediate the risk of any weakness, compromise or failure in the information systems, software, networks and other assets owned or controlled by our third-party vendors and service providers. When we do become aware that a third-party vendor or service provider has experienced any compromise or failure, we attempt to mitigate our risk, including by terminating such third party’s connection to our information systems and networks where appropriate.

Governance

Our management team, including our external Information Technologies service provider, are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our external Information Technologies service provider has over twenty-five years’ experience in information technology systems, structure and support and over ten years’ experience in information security, and are experienced in overseeing implementation, certification and compliance processes of international standards of information security such as ISO27001, TiSAX, etc.

In addition, in the event of a potentially material cybersecurity event, the CEO and Chairman of the Board are notified and briefed, and meetings of the Audit Committee and/or full Board would be held, as appropriate.

As part of its oversight responsibilities, our Audit Committee receives periodic updates from our management and through the internal audit plan on our cybersecurity practices as well as technology, cybersecurity and information security risks.

We engage a third-party consultant to help us assess and identify risks from cybersecurity threats, including the threat of a cybersecurity incident, and to assist us in establishing our cybersecurity defenses and policies and manage our cyber risk assessment program. Our third-party consultant monitors cybersecurity threats to our software.

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-106 of this Report.

The audited financial statements of Dorad Energy Ltd. for the year ended December 31, 2023 are included in pages FD-1 – FD-50 of this Report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Directors and Officers Compensation Policy, adopted on December 11, 2023(6)
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(7)
4.7	Investment Agreement, among U. Dori Group Ltd., (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.) and Ellomay Clean Energy Ltd., dated November 25, 2010 (summary of Hebrew version)(8)*
4.8	Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.), dated November 25, 2010 (summary of Hebrew version)(8)*
4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)(11)*
4.14	Talasol Lease Agreements (summary of Spanish versions)(4)*
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019, as amended on June 6, 2022 (translation of Hebrew version) (12)*
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)(13)*
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)(13)*

Number	Description
4.18	Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(14)
4.19	Manara Lease and Development Agreements (summary of Hebrew version)(15)*
4.20	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated January 30, 2023 (translation of Hebrew version)(16)*
4.21	Italian Subsidiaries’ Lease Agreements (summary of Italian version)*
4.22	Land Lease and Solar Easement between Jordan Hunter Latham and Malakoff Solar Holdings, LLC, dated April 17, 2023
4.23	Form of Land Lease and Solar Easement in connection with certain USA PV projects
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series F Debentures, dated January 14, 2024 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the Dorad Financial Statements
97.1	Ellomay Capital Ltd. Dodd-Frank Clawback Policy
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	The original language version is on file with the Registrant and is available upon request.
**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.
(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.
(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.
(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.
(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.
(6)	included in the Registrant’s Form 6-K dated November 2, 2023 and incorporated by reference herein.
(7)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.
(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.
(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.
(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.
(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.
(12)	Included in the Registrant’s Form 6-K dated June 8, 2022 and incorporated by reference herein.
(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.
(14)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.
(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.
(16)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 18, 2024

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements

As at December 31, 2023

Consolidated Financial Statements as at December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ellomay Capital Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2023, have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in note 3B of the notes to the consolidated financial statements.

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

Valuation of the Talasol power purchase agreement

As discussed in Notes 21E(3) and 21F(3) to the consolidated financial statements, in order to manage its exposure to changes in electricity prices, the Company hedged approximately 80% of Talasol PV Plant’s output through a financial power swap for a period of the power purchase agreement (Talasol PPA). The fair value of the Talasol PPA is measured by discounting the future fixed and assessed cash flows over the period of the contract and is based on certain assumptions, including electricity future prices projections. The valuation technique for assessing electricity future prices projections takes into consideration unobservable market data and complex pricing models. As of December 31, 2023, the Company reported current maturities of derivatives liabilities and non-current derivatives assets of €4,643 thousand and €10,948 thousand, respectively, which included the financial power swap related to the Talasol PPA.

We identified the assessment of the valuation of the Talasol PPA as a critical audit matter. Assessing electricity future prices projections required a high degree of auditor judgment because changes to the electricity future prices projections could have had a significant effect on Talasol PPA’s valuation.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of a certain internal control related to the Company’s process related to the valuation of the Talasol PPA at fair value, which included the assessment of electricity future prices projections. We assessed the electricity future prices projections by comparing them to market quotes and to an independently developed range of electricity future prices projections, which was based on publicly available market data and other information about the electricity market.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2011

Tel Aviv, Israel

April 18, 2024

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,	December 31,	December 31,
		2023	2022	2023
				Convenience Translation
	Note	€ in thousands		into US$ in thousands (Note 3B)
Assets
Current assets
Cash and cash equivalents	4	51,127	46,458	56,548
Marketable securities	5	-	2,836	-
Short-term deposits	5	997	-	1,103
Restricted cash	5	810	900	896
Receivable from concession project	23	-	1,799	-
Intangible asset from green certificates		553	585	612
Trade and other receivables	7	11,992	12,097	13,264
Assets of disposal groups classified as held for sale	23	28,297	-	31,298
		93,776	64,675	103,721
Non-current assets
Investment in equity accounted investee	6	31,772	30,029	35,141
Advances on account of investments	6	898	2,328	993
Receivable from concession project	23	-	24,795	-
Fixed assets	8	407,982	365,756	451,244
Right-of-use asset	14	30,967	30,020	34,251
Intangible asset	23	-	4,094	-
Restricted cash and deposits	5	17,386	20,192	19,230
Deferred tax	19	8,677	23,510	9,597
Long-term receivables	7	10,446	9,270	11,554
Derivatives	21	10,948	1,488	12,109
		519,076	511,482	574,119
Total assets		612,852	576,157	677,840
Liabilities and Equity
Current liabilities
Current maturities and short term bank loans	10	9,784	12,815	10,821
Current maturities of other long-term loans	10	5,000	10,000	5,530
Current maturities of debentures	12	35,200	18,714	38,933
Trade payables		5,249	4,504	5,808
Other payables	9	10,859	11,207	12,010
Current maturities of derivatives	21	4,643	33,183	5,135
Current maturities of lease liabilities	14	700	745	774
Liabilities of disposal groups classified as held for sale	23	17,142	-	18,960
		88,577	91,168	97,971
Non-current liabilities
Long-term lease liabilities	14	23,680	22,005	26,191
Long-term bank loans	11	237,781	229,466	262,995
Other long-term loans	11	29,373	21,582	32,488
Debentures	12	104,887	91,714	116,009
Deferred tax	19	2,516	6,770	2,783
Other long-term liabilities	13	939	2,021	1,039
Derivatives	21	-	28,354	-
		399,176	401,912	441,505
Total liabilities		487,753	493,080	539,476

Equity
Share capital		25,613	25,613	28,329
Share premium		86,159	86,038	95,295
Treasury shares		(1,736)	(1,736)	(1,920)
Transaction reserve with non-controlling Interests		5,697	5,697	6,301
Reserves		4,299	(12,632)	4,755
Accumulated deficit		(5,037)	(7,256)	(5,571)
Total equity attributed to shareholders of the Company		114,995	95,724	127,189
Non-Controlling Interest		10,104	(12,647)	11,175
Total equity		125,099	83,077	138,364
Total liabilities and equity		612,852	576,157	677,840

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2023	* 2022	* 2021	2023
	Note	€ in thousands (except per share amounts)			Convenience translation into US$ (Note 3B)

Revenues	18	48,834	52,241	44,705	54,012
Operating expenses	18	(22,861)	(23,671)	(17,223)	(25,285)
Depreciation and amortization expenses	18	(16,012)	(15,580)	(14,641)	(17,710)
Gross profit		9,961	12,990	12,841	11,017

Project development costs		(4,465)	(3,784)	(2,508)	(4,938)
General and administrative expenses	18	(5,283)	(5,855)	(5,624)	(5,843)
Share of profits of equity accounted investee	6	4,320	1,206	117	4,778
Operating profit		4,533	4,557	4,826	5,014

Financing income	18	8,747	6,443	673	9,675
Financing income (expenses) in connection with derivatives and warrants, net	18	251	605	(841)	278
Financing expenses	18	(12,555)	(10,524)	(27,593)	(13,886)
Financing expenses, net		(3,557)	(3,476)	(27,761)	(3,933)
Profit (loss) before taxes on income		976	1,081	(22,935)	1,081
Tax benefit (Taxes on income)	19	1,436	(1,652)	2,536	1,588
Profit (loss) from continuing operations		2,412	(571)	(20,399)	2,669
Profit (loss) from discontinued operation (net of tax)		(1,787)	711	759	(1,976)
Profit (loss) for the year		625	140	(19,640)	693
Profit (loss) attributable to:
Owners of the Company		2,219	(357)	(15,090)	2,456
Non-controlling interests		(1,594)	497	(4,550)	(1,763)
Profit (loss) for the year		625	140	(19,640)	693
Other comprehensive income (loss) items that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		(7,949)	(7,829)	12,284	(8,792)
Effective portion of change in fair value of cash flow hedges		39,431	(65,542)**	(35,097)**	43,611
Net change in fair value of cash flow hedges transferred to profit or loss		9,794	38,080 **	18,315 **	10,833
Total other comprehensive income (loss)		41,276	(35,291)	(4,498)	45,652

Total other comprehensive income (loss) attributable to:
Owners of the Company		16,931	(19,920)	3,124	18,726
Non-controlling interests		24,345	(15,371)	(7,622)	26,926
Total other comprehensive income (loss)		41,276	(35,291)	(4,498)	45,652

Total comprehensive income (loss) for the year		41,901	(35,151)	(24,138)	46,345

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		19,150	(20,277)	(11,966)	21,182
Non-controlling interests		22,751	(14,874)	(12,172)	25,163
Total comprehensive income (loss) for the year		41,901	(35,151)	(24,138)	46,345

Basic net earning (loss) per share		0.17	(0.03)	(1.18)	0.19
Diluted net earning (loss) per share		0.17	(0.03)	(1.18)	0.19
Basic profit (loss) per share from continuing operations		0.31	(0.08)	(1.24)	0.34
Diluted profit (loss) per share from continuing operations		0.31	(0.08)	(1.24)	0.34
Basic profit (loss) per share from discontinued operation		(0.14)	0.05	0.06	(0.15)
Diluted profit (loss) per share from discontinued operation		(0.14)	0.05	0.06	(0.15)

*	Reclassified due to discontinued operation - see Note 23.

**	Reclassified – see Note 2G.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

	Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023:
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive income for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive income (loss) for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non- controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive income for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive income (loss) for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non- controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2021:
Balance as at January 1, 2021	25,102	82,401	8,191	(1,736)	3,823	341	6,106	124,228	798	125,026
Profit (loss) for the year	-	-	(15,090)	-	-	-	-	(15,090)	(4,550)	(19,640)
Other comprehensive income for the year	-	-	-	-	11,542	(8,418)	-	3,124	(7,622)	(4,498)
Total comprehensive income (loss) for the year	-	-	(15,090)	-	11,542	(8,418)	-	(11,966)	(12,172)	(24,138)
Transactions with owners of the Company, recognized directly in equity:
Issuance of ordinary shares	-	-	-	-	-	-	-	-	8,682	8,682
Acquisition of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	(409)	(409)	961	552
Warrants exercise	454	3,419	-	-	-	-	-	3,873	-	3,873
Options exercise	49	-	-	-	-	-	-	49	-	49
Share-based payments	-	63	-	-	-	-	-	63	-	63
Balance as at December 31, 2021	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

	Attributable to shareholders of the Company
					Translation		Transaction
	Share	Share	Accumulated	Treasury	reserve from foreign	Hedging	reserve with non-controlling		Non- controllin	Total
	capital	premium	deficit	shares	operations	reserve	interests	Total	interests	Equity
	Convenience translation into US$ (Note 3B)

For the year ended December 31, 2023:
Balance as at January 1, 2023	28,329	95,161	(8,027)	(1,920)	8,816	(22,787)	6,301	105,873	(13,988)	91,885
Profit (loss) for the year	-	-	2,456	-	-	-	-	2,456	(1,763)	693
Other comprehensive income for the year	-	-	-	-	(8,389)	27,115	-	18,726	26,926	45,652
Total comprehensive income for the year	-	-	2,456	-	(8,389)	27,115	-	21,182	25,163	46,345
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	134	-	-	-	-	-	134	-	134
Balance as at December 31, 2023	28,329	95,295	(5,571)	(1,920)	427	4,328	6,301	127,189	11,175	138,364

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2023	2022	2021	2023
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	625	140	(19,640)	693

Adjustments for:

Financing expenses, net	3,034	2,466	26,884	3,355
Profit from settlement of derivatives contract	-	-	(407)	-
Impairment losses on assets of disposal groups classified as held-for-sale	2,565	-	-	2,837
Depreciation and amortization	16,473	16,092	15,116	18,220
Share-based payment transactions	121	127	63	134
Share of profits of equity accounted investees	(4,320)	(1,206)	(117)	(4,778)
Change in trade receivables and other receivables	(302)	724	(1,883)	(334)
Change in other assets	(681)	(209)	(545)	(753)
Change in receivables from concessions project	1,778	(521)	1,580	1,967
Change in trade payables	(45)	1,697	154	(50)
Change in other payables	(2,235)	3,807	2,380	(2,472)
Income tax expense (tax benefit)	(1,852)	2,103	(2,281)	(2,048)
Income taxes paid	(912)	(6,337)	(94)	(1,009)
Repayment of interest on loan from an equity accounted investee	1,501	-	859	1,660
Interest received	2,936	1,896	1,844	3,247
Interest paid	(10,082)	(9,459)	(7,801)	(11,151)
	7,979	11,180	35,752	8,825

Net cash provided by operating activities	8,604	11,320	16,112	9,518

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	For the year ended December 31,
	2023	2022	2021	2023
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(58,848)	(46,644)	(79,696)	(65,088)
Interest paid capitalized to fixed assets	(2,283)	(1,966)	(1,189)	(2,525)
Repayment of loan to an equity accounted investee	1,324	149	1,400	1,464
Loan to an equity accounted investee	(128)	(128)	(335)	(142)
Advances on account of investments	(421)	(774)	-	(466)
Proceeds from advances on account of investments in process	2,218	-	-	2,453
Proceeds from sales of (investment in) marketable securities	2,837	(1,062)	(112)	3,138
Investment in settlement of derivatives, net	-	(528)	(976)	-
Proceed from (investment in) restricted cash, net	840	(4,873)	(5,990)	929
Proceeds from (investment in) short term deposit	(1,092)	27,645	(18,599)	(1,208)
Net cash used in investing activities	(55,553)	(28,181)	(105,497)	(61,445)

Cash flows from financing activities:

Sale of shares in subsidiaries to non-controlling interests	-	-	1,400	-
Proceeds from options	-	36	49	-
Cost associated with long-term loans	(1,877)	(9,988)	(2,796)	(2,076)
Payment of principal of lease liabilities	(1,156)	(5,703)	(4,803)	(1,279)
Proceeds from long-term loans	32,157	215,170	32,947	35,567
Repayment of long-term loans	(12,736)	(153,751)	(18,905)	(14,087)
Repayment of Debentures	(17,763)	(19,764)	(30,730)	(19,647)
Repayment of SWAP instrument associated with long term loans	-	(3,290)	-	-
Proceed from settlement of derivatives, net	-	3,800	-	-
Proceeds from issue of convertible debentures	-	-	15,571	-
Proceeds from issuance of Debentures, net	55,808	-	57,717	61,726
Proceeds from issuance / exercise of warrants	-	-	3,746	-
Net cash provided by financing activities	54,433	26,510	54,196	60,204

Effect of exchange rate fluctuations on cash and cash equivalents	(2,387)	(4,420)	9,573	(2,640)

Increase (decrease) in cash and cash equivalents	5,097	5,229	(25,616)	5,637
Cash and cash equivalents at the beginning of year	46,458	41,229	66,845	51,384

Cash from disposal groups classified as held-for-sale	(428)	-	-	(473)

Cash and cash equivalents at the end of the year	51,127	46,458	41,229	56,548

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 1 - General

A.	Ellomay Capital Ltd. (the “Company”) is an Israeli Company operating in the business of initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel.

As of December 31, 2023, the Company owns seven photovoltaic plants (each, a “PV Plant” and, together, the “PV Plants”) connected to their respective national grids and operating as follows:

(i)	five photovoltaic plants in Spain with an aggregate installed capacity of approximately 35.9 Mega Watt (“MW”),

(ii)	51% of Talasol Solar S.L.U (“Talasol”), which owns a photovoltaic plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (the “Talasol PV Plant”), and

(iii)	one photovoltaic plant in Israel with an aggregate installed capacity of approximately 9 MW. See Note 23 for Non-Current Assets and Disposal Groups Held for Sale.

In addition, the Company indirectly owns:

(i)	9.375% of Dorad Energy Ltd. (“Dorad”),

(ii)	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL, which own photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW, respectively, in the Lazio Region, Italy that are ready for connection to the grid,

(iii)	Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status,

(iv)	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively,

(v)	83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”), and

(vi)	Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia Solar I, LLC, Mexia Solar II, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13.44 MW, 6.96 MW, 6.96 MW, 5.6 MW, 5.6 MW and 10.3 MW respectively, in the Dallas Metropolitan area, Texas, that have reached “ready to build” status.

The Company also develops PV projects in Italy, Spain, USA and Israel.

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

Investee companies – Subsidiaries and companies, including partnerships, the Company’s investment in which is accounted for, directly or indirectly, using the equity method.

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

Other than as specifically noted, all amounts translated into euro were translated based on the exchange rate as of December 31, 2023.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on April 18, 2024.

B.	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The euro is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

(i)	Investment in investee accounted for using the equity method;

(ii)	Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss; and

(iii)	Deferred tax assets and liabilities.

D.	Operating cycle

The operating cycle of the Company is one year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 2 - Basis of Preparation (cont’d)

E.	Use of estimates and judgments

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The determination of accounting estimates used in the preparation of the Company’s financial statements requires that management of the Company makes assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

Recoverable amount of cash generating unit:

The Company examines at the end of each reporting year whether there have been any events or changes in circumstances that indicate impairment of cash-generating units. When an indication of impairment is revealed, the Company checks whether the carrying amount of the cash-generating units is recoverable. An impairment loss is recognized if the carrying amount of the cash-generating unit exceeds its estimated recoverable amount. A principal assumption of this estimate is the allocation of fair value (less costs of disposal) to the cash-generating units of the Company and a possible effect of this estimate is change of the impairment loss. For more information see Note 6D.

Fair value measurement of non-trading derivatives:

Within the scope of the valuation of financial assets and derivatives not traded on an active market, management makes assumptions about inputs used in the valuation models. Principal assumptions of this estimate are unobservable inputs used in the valuation model (especially standard deviation and discount rates) and a possible effect of this estimate is profit or loss from a change in the fair value of those financial assets and derivatives. For information on a sensitivity analysis of levels 2 and 3 financial instruments carried at fair value see Note 21 regarding financial instruments.

Recognition of deferred tax asset in respect of tax losses:

A principal assumption of this estimate is the probability that in the future there will be taxable profits against which carried forward losses can be utilized. A possible effect of this estimate is recognition or reversal of deferred tax asset in profit or loss. See Note 19 regarding taxes on income.

Determination of fair value:

Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Note 15, on share-based payments and Note 21, on financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 2 - Basis of Preparation (cont’d)

F.	Initial application of new standards, amendments to standards and interpretations

1.	Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies.” (“the IAS 1 Amendment”)

Effective January 1, 2023, the Company adopted IAS 1 Amendment and IFRS Practice Statement 2 – Disclosure of Accounting Policies (“IFRS Practice Statement 2”). The IAS 1 Amendment and IFRS Practice Statement 2 require the Company to disclose its material accounting policies instead of its significant accounting policies. As a result of the adoption of these amendments, the accounting disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances.

2.	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (“the IAS 12 Amendment”)

The IAS 12 Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, companies will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, such as lease transactions and provisions for decommissioning and restoration.

The IAS 12 Amendment is effective for annual periods beginning on or after January 1, 2023. For deferred taxes arising from leases and decommissioning and restoration liabilities, the Amendment is applied by amending the opening balance of retained earnings for the earliest comparative data presented.

Application of the Amendment did not have a material effect on the financial statements.

G.	Retrospective classification

Comparative amounts of other comprehensive income were retrospectively classified in order to present the change in fair value of cash flow hedges transferred to profit or loss, which resulted in approximately € 37.3 million and €21.8 million being reclassified for 2022 and 2021, respectively, from Effective portion of change in fair value of cash flow hedges to Net change in fair value of cash flow hedges transferred to profit or loss. This classification did not have any effect on the profit (loss) and on the Total other comprehensive income (loss) for the year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies

The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements.

A.	Basis of consolidation and equity method accounting

(1)	Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Company and others are taken into account when assessing control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost.

(2)	Non-controlling interests

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as Issuance of capital note only to the non-controlling interest and share options of subsidiaries.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Transactions with non-controlling interests, while retaining control

Transactions with non-controlling interests while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in non-controlling interests is included in the owners’ share in equity of the Company directly in Transaction reserve with non-controlling interests.

(3)	Investment in associates and joint ventures (equity accounted investees)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

A.	Basis of consolidation and equity method accounting (cont’d)

(3)	Investment in associates and joint ventures (equity accounted investees) (cont’d)

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

B.	Foreign currency

(1)	Foreign currency transactions

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

Foreign currency differences arising on translation are generally recognized in profit or loss, except for qualifying cash flow hedges to the extent the hedge is effective, which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including adjustments arising on consolidation, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated at average exchange rates for the presented periods; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

Foreign currency exchange differences are recognized in equity as a separate component of other comprehensive income (loss): “foreign currency translation adjustments”.

When the foreign operation is a non-wholly-owned subsidiary of the Company, then the relevant proportionate share of the foreign operation translation difference is allocated to the non-controlling interests.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

B.	Foreign currency (cont’d)

(2)	Foreign operations (cont’d)

Foreign exchange gains and losses arising from a monetary item receivable from, or payable to, a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income (loss) and are presented within equity as part of the translation reserve.

(3)	Presentation Currency

For the convenience of the reader, the reported euro figures as of December 31, 2023 and for the year then ended, are also presented in dollars, translated at the representative rate of exchange as of December 31, 2023 (euro 1.106 = US$ 1.00). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

C.	Financial instruments

(1)	Trade accounts receivables, services concession receivables and other receivables

The Company initially recognizes receivables on the date that they are created. Receivables without a significant financing component are initially measured at the transaction price and subsequently measured at amortized cost, using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss.

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

Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Company, as specified in the agreement, expires or when it is discharged or cancelled.

(3)	Derivative financial instruments, including hedge accounting

The Company holds both derivative financial instruments to hedge its interest rate risk exposures and fluctuating electricity prices risk exposures and derivatives that do not serve hedging purposes.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(3)	Derivative financial instruments, including hedge accounting (cont’d)

Hedge accounting

The Company designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in fluctuation in the electricity prices and changes in interest on variable-rate loans. The Company continues to apply IAS 39 for the hedge accounting.

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

Measurement of derivative financial instruments

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

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

When the basis for determining the contractual cash flows of a financial asset or financial liability measured at amortized cost changes as a result of interest rate benchmark reform, the Company updates the effective interest rate of the financial asset or financial liability to reflect the change required by the reform. When changes are made to a financial asset or financial liability in addition to changes to the basis for determining the contractual cash flows required by interest rate benchmark reform, in addition to adjusting the effective interest rate as a result of the reform the Company applies on accounting for substantial modifications in terms of debt instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(5)	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is re-measured every period in accordance with the actual increase/decrease in the CPI.

D.	Fixed assets

(1)	Recognition and measurement

Fixed assets items are measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the fixed asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, and capitalized borrowing costs (mainly specific). Project licenses are included in the cost of photovoltaic plants.

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

The estimated useful lives are as follows:

	% per annum	Mainly % per annum
Office furniture and equipment	6-33	33
Photovoltaic plants in Spain	5	5
Biogas plants in the Netherlands	8	8
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

E.	Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The Company views each PV plant as a separate cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and its value in use.

F.	Leases

(1)	Leased assets and lease liabilities

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

(2)	Variable lease payments

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

(3)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier. The main right of use assets are lands which are depreciated over 20-40 years.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

G.	Revenue recognition

Revenues are derived primarily from the sale of electricity and natural gas to customers. Revenues are recognized when the customer obtains control over the promised products, i.e. when the natural gas or electricity is delivered to the customer. The revenue is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the products promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and natural gas are recognized when the units produced are transferred to the grid at connection points on the basis of a meter reading.

Revenues in respect of units produced and transferred to the grid in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

In some of the Company’s PV plants in Spain, the proceeds from the sale of electricity also depend on the subsidies granted by the local government in accordance with changes in the market prices of electricity. The Company measures revenues while taking into account the increase or decrease of the subsidies it will receive as a result of changes in market prices throughout the current year.

H.	Income tax

Income tax consists of current tax and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that the tax arises from items which are recognized directly in equity. In such cases, the tax effect is also recognized in the relevant item in equity.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for a limited number of exceptions, including differences relating to investments in subsidiaries, joint arrangements and associates, to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that they will not reverse in the foreseeable future, either by way of selling the investment or by way of distributing dividends in respect of the investment.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

I.	Financing income and expenses

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

J.	Service concession arrangements

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

K.	Discontinued operations

The Company classifies an operation as a discontinued operation when it meets the criteria to be classified as held for sale. The discontinued operation is a component of the Company’s business that represents a separate major line of business. The comparative income statement is restated as if the operation had been discontinued from the start of the earliest comparative period.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 3 - Material Accounting Policies (cont’d)

L.	New standards, amendments to standards and interpretations not yet adopted

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (“the IAS 1 Amendment”) and subsequent amendment: Non-Current Liabilities with Covenants (“the IAS 1Subsequent Amendment”)

The IAS 1 Amendment, together with the IAS 1 Subsequent Amendment (see below), replaces certain requirements for classifying liabilities as current or non-current.

According to the IAS 1 Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

According to the IAS 1 Subsequent Amendment, as published in October 2022, covenants with which the entity must comply after the reporting date do not affect classification of the liability as current or non-current. Additionally, the IAS 1 Subsequent Amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants. Furthermore, the IAS 1 Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The IAS 1 Amendment and the IAS 1 Subsequent Amendment are effective for reporting periods beginning on or after January 1, 2024 with earlier application being permitted. The IAS 1 Amendment and IAS 1 Subsequent Amendment are applicable retrospectively, including an amendment to comparative data.

In the opinion of the Company, with regard to current loans and covenants of the Company, application of the IAS 1 Amendment and the IAS 1 Subsequent Amendment is not expected to have a material effect on the Company.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 4 - Cash and Cash Equivalents

	December 31
	2023	2022
	€ in thousands
Cash	21,093	14,768
On call deposits	30,034	31,690
Cash and cash equivalents	51,127	46,458

Cash and cash equivalents in the statement of cash flows	51,127	46,458

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2023	2022
	€ in thousands
Marketable securities	-	2,836

Short-term deposits	997	-

Short-term restricted cash(1)	810	900

Restricted cash and bank deposits, long-term(1)	17,386	20,192

(1)	Deposits used to secure obligations under agreements (see Notes 6 and 21E(3)) and loan agreements (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)–

Since November 2010, the Company indirectly (through Ellomay Clean Energy LP (“Ellomay Energy LP”)) holds 50% of Ellomay Luzon Energy (formerly U. Dori Energy Infrastructures Ltd.). Ellomay Luzon Energy holds 18.75% of the share capital of Dorad Energy Ltd. (“Dorad”), which owns an approximate 850 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). The investment in Ellomay Luzon Energy is accounted for under the equity method.

On May 12, 2014, Dorad was issued a production license for 20 years and on May 19, 2014, Dorad began commercial operation of the power plant. In July 2015, Dorad was issued a long-term supply license that will expire on May 11, 2034.

Effective December 31, 2022, Ellomay Energy LP and Ellomay Luzon Energy entered into a loan agreement and capital notes agreements, which provide for the conversion of approximately NIS 23,467 thousand of the then outstanding shareholders’ loans provided by them to Ellomay Luzon Energy to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Ellomay Luzon Energy, with the remaining balance of shareholders’ loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans. During the year ended December 31, 2023, Ellomay Luzon Energy repaid all outstanding shareholders’ loans. Such shareholders’ loans were repaid from proceeds from dividends distributed by Dorad.

As of December 31, 2023, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, NOGA – electricity system management and Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 162,000 thousand (approximately €40,400 thousand). The Company’s indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 15,000 thousand (approximately €3,700 thousand).

Dorad’s revenues and operating expenses are affected by the average production component as determined by the Israeli Electricity Authority. The average production component was reduced by approximately 5.7% commencing January 1, 2021, increased by approximately 13.6% commencing February 1, 2022, increased by approximately 9.4% compared to the 2021 tariff, commencing May 1, 2022, increased by approximately 24.3% compared to the 2021 tariff, decreased by approximately 0.7% commencing January 1, 2023, decreased by approximately 1.2% from February 1, 2023, decreased by approximately 1.4% commencing April 1, 2023, and decreased by approximately 1% commencing February 2024.

Dorad’s financing expenses are affected by the indexation to the Israeli CPI of its Project Finance. The Israeli CPI increased by approximately 3.3% in 2023 and by approximately 5.3% during 2022.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On April 10, 2023, the court decided to reject the request to send a third-party notice to Dorad. On June 11, 2023, IEC filed an appeal to the Israeli Supreme Court. On June 29, 2023, the Supreme Court decided that the respondents must submit a written answer to the appeal by March 14, 2024, and the hearing of the appeal was set for May 6, 2024. At this point, based on the advice of legal counsel, Dorad cannot estimate the outcome of this legal proceeding.

Dorad and its shareholders are involved in several legal proceedings as follows:

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy

On July 16, 2015, Ellomay Luzon Energy and Ellomay Luzon Energy’s representative on Dorad’s board of directors at the time, Mr. Hemi Raphael, filed a petition (the “Petition”), for approval of a derivative action on behalf of Dorad with the Economic Department of the Tel Aviv-Jaffa

District Court. The Petition was filed originally against Zorlu Enerji Elektrik Uretim A.S (“Zorlu”), which holds 25% of Dorad, Zorlu’s current and past representatives on Dorad’s board of directors and Wood Group Gas Turbines Services Ltd. (“Wood Group”) and several of its affiliates, and thereafter amended to add Mr. Ori Edelsburg (a director in Dorad) and affiliated companies. The Petition requested, inter alia, that the court instruct the defendants to disclose and provide to Dorad documents and information relating to the contractual relationship between Zorlu and Wood Group, which included the transfer of funds from Wood Group to Zorlu in connection with the EPC agreement of the Dorad Power Plant.

On December 27, 2016, this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below, were moved to an arbitration proceeding. On February 23, 2017, a statement of claim was filed by Ellomay Luzon Energy and Mr. Hemi Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom Ltd. (“Edelcom”) and Edeltech Holdings 2006 Ltd. (“Edeltech”) in which they repeated their claims included in the Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad.

In April 2017, the defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Ellomay Luzon Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million (approximately €218 million based on the then existing exchange rate). Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech (together, the “Edelsburg Group”) filed a third-party notice against Ellomay Luzon Energy claiming for breaches by Ellomay Luzon Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy (cont’d)

On October 1, 2017, Eilat Ashkelon Infrastructure Services Ltd. (“EAIS”), which holds 37.5% of Dorad’s shares, filed a statement of claim in the arbitration proceedings. In its statement of claim, EAIS joins Ellomay Luzon Energy’s and Mr. Raphael’s request as set forth in the statement of claim filed by them in the arbitration proceeding and raises claims that are similar to the claims raised by Ellomay Luzon Energy and Mr. Raphael. In January 2018, the arbitrator provided its ruling that the legal validity of the actions or inactions of board members of Dorad will be attributed to the entities that are shareholders of Dorad on whose behalf the relevant board member acted and the legal determinations, if any, will be directed only towards the shareholders of Dorad.

During January 2018, Mr. Edelsburg, Edelcom and Zorlu filed their statement of defense in connection with the claim filed by EAIS and also filed third party notices against EAIS, Ellomay Luzon Energy and the Luzon Group claiming that EAIS and the Luzon Group enriched themselves at Dorad’s account without providing disclosure to the other shareholders and requesting that, should the position of Ellomay Luzon Energy and EAIS be accepted in the main proceeding, the arbitrator, among other things, obligate EAIS to refund to Doard all of the rent paid to date and determine that Dorad is not required to pay any rent in the future or determine that the rent fees be reduced to their market value and refund Dorad the excess amounts paid by it to EAIS, determine that the board members that represent EAIS and Ellomay Luzon Energy breached their fiduciary duties towards Dorad and obligate EAIS and Ellomay Luzon Energy to pay the amount of $140 million (approximately €127 million), plus interest in the amount of $43 million (approximately €39 million), which is the amount Zorlu received for the sale of its rights under the Dorad EPC agreement, and rule that in connection with the engineering and construction works performed by the Luzon Group, the Luzon Group and Ellomay Luzon Energy are required to refund to Dorad or compensate the defendants in an amount of $24 million (approximately €22 million), plus interest and linkage and, alternatively, determine that Mr. Edelsburg, Edelcom and Zorlu are entitled to indemnification from the third parties for the entire amount they will be required to pay.

On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. On June 28, 2023, the arbitration award was provided. For more information see below under “Arbitration Award.”

Petition to Approve a Derivative Claim filed by Edelcom

On July 25, 2016, Edelcom, which holds 18.75% of Dorad, filed a petition for approval of a derivative action on behalf of Dorad (the “Edelcom Petition”) against Ellomay Energy LP, Luzon Group, Ellomay Luzon Energy and Dorad following a letter delivered to Dorad on February 25, 2016. The Edelcom Petition refers to an entrepreneurship agreement that was signed on November 25, 2010, between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million (approximately €11.9 million) in consideration for management and entrepreneurship services.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Petition to Approve a Derivative Claim filed by Edelcom (cont’d)

Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Petition claims that as a consequence of the management rights and the options to acquire additional shares of Ellomay Luzon Energy granted to the Company pursuant to the Investment Agreement, the holdings of the Luzon Group in Dorad have fallen below 10% upon execution of the Luzon Investment Agreement. The Edelcom Petition therefore claims that Luzon Group breached its commitment according to entrepreneurship agreement and requests that a derivative action be approved to recover an amount of NIS 49.4 million, plus linkage and interest from the defendants.

As noted above, on December 27, 2016, this proceeding, along with the proceeding mentioned above and below, was moved to arbitration.

Arbitration Award

On June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding as follows:

●	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT, and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

●	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

●	Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

In November 2023, appeals were submitted by the plaintiffs and the defendants against the arbitration award. In their appeal, the defendants claimed, inter alia, that the arbitrator was mistaken in his arbitration award decisions and requested alternative rulings either accepting the appeal and cancelling the entire financial payment decision included in the arbitration award or a partial cancellation of the financial payment decision included in the arbitration award and a relative decrease of the interest and expenses obligation imposed on the defendants. In their appeal, the plaintiffs appealed the financial payment decision and claimed that the amount ruled should have been higher and also appealed the interest rate determined with respect to the financial payment and the scope of expenses reimbursement. The parties filed responses to the appeals in February 2024 and the last date for submission of answers to the responses was scheduled for May 2024. A preliminary hearing is scheduled for May 30, 2024.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Arbitration Award (cont’d)

As of the date hereof, based on the advice of legal counsel of Ellomay Luzon Energy, it is too early to estimate the outcome of the appeals. As Edelcom did not appeal the arbitrator’s decision with respect to the petition to approve a derivative claim filed by Edelcom in connection with the entrepreneurship fees, the arbitration award remains unchanged with respect to this petition and claim.

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit. On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Doard by approximately 650 MW.

On January 16, 2024, Dorad received a letter from Edelcom stating that Edelcom, as a shareholder of Dorad, objects to the proposal to expand the power plant. On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

In March 2024, Dorad filed a petition with the Israeli Supreme Court asking for the issuance of a building permit for the construction of the “Dorad 2” power plant.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved and is subject to various conditions.

Impact of War in Israel

On October 7, 2023, following a surprise attack by the terrorist organization Hamas against the State of Israel and its citizens, the Israeli government declared a war (the “Iron Swords War”), which continues as of the date of this report, and which has also expanded into a security conflict in the northern region. During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel fell several times in the territory of the power plant, which caused immaterial damage to property and equipment but did not impact the regular operation of the power plant. Dorad estimates at this stage, that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Since this is an event that is not under the control of Dorad and matters such as the fighting continuing or stopping may affect the Dorad’s assessments, as at the reporting date Dorad is unable to assess the extent of the effect of the Iron Swords War on its business activities and on its medium and long-term results.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Composition of the investment

	December 31
	2023	2022
	€ in thousands

Investment in shares	31,772	30,029
Long-term loans	-	2,665
	31,772	32,694

Current maturities	-	(2,665)

Investment in equity accounted investee	31,772	30,029

Changes in investments

	2023	2022
	€ in thousands

Balance as at January 1	30,029	34,029
Long term loans extended	-	128
Dividend distribution	(374)	-
Repayment of long-term loans	-	(149)
Reevaluation in connection with long term loans	-	(270)
The Company’s share of income	4,012	1,206
Foreign currency translation adjustments	(1,895)	(2,250)
Conversion to short term loan	-	(2,665)
Balance as at December 31	31,772	30,029

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non- current	Total	Current	Non- current	Total	attributable to the owners of the	Company’s	Surplus costs and	Other	Carrying amount of
	ownership	assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	adjustments	investment
	%	€ in thousands
2023
Ellomay Luzon Energy	50	309	62,735	63,044	(344)	-	(344)	62,700	31,350	1,388	(966)	31,772

2022
Ellomay Luzon Energy	50	72	63,722	63,794	(5,329)	-	(5,329)	58,464	29,232	1,927	(1,130)	30,029

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other adjustments	Company’s share of income of investee
	%	€ in thousands
2023
Ellomay Luzon Energy	50	8,807	4,404	308	(392)	4,320

2022
Ellomay Luzon Energy	50	(61)	(31)	1,475	(238)	1,206

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) -

Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), in which the Company directly and indirectly owns 83.333% (with the remaining 16.667% held by Ampa Ltd. (“Ampa”)), received a conditional license for the Manara PSP from the Israeli Minister of Energy and Infrastructures (the “Minister”) for the construction of a pumped storage plant in the Manara Cliff with a capacity of 156 MW (the “Conditional License”). The Conditional License permits Ellomay PS to construct the Manara PSP and includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license.

The Company and its affiliates did not pay any consideration upon the acquisition of the rights in the Manara PSP and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. As of December 31, 2023, the Company paid an amount of approximately NIS 24,000 thousand (approximately €6,000 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones have not currently been met), to pay certain parties additional amounts (including interest), which in the aggregate are not expected to exceed an amount of approximately NIS 6,400 thousand (approximately €1,600 thousand).

In February 2023, the trustees of the entity that sold the rights in the Manara PSP to the Company filed a petition with the Israeli court requesting the following: (1) payment of NIS 1,500 thousand (approximately €374 thousand) in connection with a claimed debt of a third party, and (2) payment of linkage and interest differences in an amount of approximately NIS 672 thousand (approximately €168 thousand) with respect to an amount that was already paid to the seller and to Electra, claiming that the payment was delayed due to disagreements between the seller and Electra and missing approvals. Based on the parties’ agreement, a mediation process is ongoing. In light of the preliminary stage of the proceedings and based on the advice of the Company’s legal counsel, it is too early to estimate the outcome of the mediation process and the legal proceedings.

The Conditional License was originally valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including financial closing, provision of guarantees and construction of the pumped storage hydro power plant). According to applicable law, the 72 months validity period may be extended for additional periods of 12 months each if required and subject to the Minister’s approval at such time. Such extensions may result in forfeiture of the license guarantee which value currently amounts to approximately NIS 4,100 thousand (approximately €1,000 thousand). The guarantee amount is linked to the USD and is reduced over time upon fulfillment of certain interim project milestones.

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

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) (cont'd) -

Manara PSP Project Finance

On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of approximately NIS 1.27 billion (approximately €0.317 billion). This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”).

As of December 31, 2023, the Manara PSP Project Finance (including reevaluation linkage to the Project Index) amounts to approximately NIS 1.4 billion (approximately €0.349 billion).

The owners of Ellomay PS undertook to provide, and provided, aggregate equity and shareholder’s loans financing to the project of NIS 353 million (approximately €94.1 million), pro rata to their holdings in the Manara PSP, linked to the Project Index. Due to this indexation, additional shareholders’ loans were provided by the shareholders pro rata to their respective holdings in Manara PSP. In March 2022 and March 2023, such additional amounts were approximately NIS 11.5 million (approximately €3.2 million) and approximately NIS 17.5 million (approximately €4.7 million), respectively. An additional amount of approximately NIS 10 million (approximately €2.5 million) was provided following the balance sheet date, on March 2024.

As of December 31, 2023, the financing provided by the owners of Manara PSP (not including the aforementioned indexation payment in March 2024) amounted to approximately NIS 382,000 thousand (approximately €95,000 thousand).

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

This standby equity guarantee is linked to the Israeli CPI and adjusted to the Project Index. As of December 31, 2023, the standby equity guarantee, including linkage, amounts to NIS 13,475 thousand (approximately €3,400 thousand). Ellomay and Ampa also provided corporate guarantees in an amount similar to the amount of the standby equity guarantee.

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 46,000 thousand (approximately €11,500 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) (cont'd) -

Manara PSP EPC Agreement

In February 2021, Ellomay PS executed the EPC agreement for the construction of the Manara PSP (the “Manara PSP EPC Agreement”), under a “turnkey” contract with Electra Infrastructure Ltd. (“Electra Infrastructure”), one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.13 billion excluding indexation (approximately €280 million). The majority of this amount is linked to the actual change in the Israel Residential Construction Index (“IRC”). A small portion of the price is denominated in Euros. Under the Manara PSP EPC Agreement, Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, was nominated as the main subcontractor that will provide the electro-mechanical equipment to the Manara PSP.

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

Notice to commence the construction works was issued to Electra Infrastructure in April 2021. The Construction period of the Manara PSP was originally expected to be 62.5 months.

Impact of War in Israel

Due to the Iron Swords War, which has also expanded into a security conflict in the northern region, operations construction works at the Manara site were halted. The planning works, the construction of the equipment off site, including the electro-mechanical equipment and the arrival of the equipment in Israel continue as usual. The Electricity Authority granted a ten-month extension to the regulatory milestones and the duration of the general license. As part of the standards supporting financing, there is protection for the senior debt (principal and interest) and the developer’s expenses, subject to the approval of the Electricity Authority on the subject. At this stage the company cannot quantify the impact on the timing of the construction of the project. The Company cannot predict at this stage the duration and scope of the Iron Swords War or its effect on the Company.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

C.	Development of PV Projects in Italy

Framework Agreement

In December 2019, Ellomay Luxembourg executed a Framework Agreement (the “Framework Agreement”), with an established and experienced European developer. Pursuant to the Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to photovoltaic greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate Ready to Build (“RtB”) authorized capacity of at least 265 MW over a forty-one month period. The Framework Agreement provides that the developer will offer all projects identified during the term of the Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches the RtB status.

The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to a RtB. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a RtB status.

Currently development is progressing as planned. In April 2021, the Framework Agreement was amended and the target of reaching an aggregate RtB authorized capacity of at least 265 MW was increased to 365 MW.

In May 2023, a notice to proceed was issued to the EPC contractor with respect to the first two projects, Ellomay Solar Italy One SRL (14.8 MW) and Ellomay Solar Italy Two SRL (4.95 MW), located in the Lazio Region, Italy. The PV Plant owned by Ellomay Solar Italy Two SRL was connected to the grid in February 2024 and the PV Plant owned by Ellomay Solar Italy One is expected to be connected to the grid during the second quarter of 2024. Several other projects, held by the Company’s wholly-owned subsidiaries, Ellomay Solar Italy Four SRL (15.06 MW), Ellomay Solar Italy Five SRL (87.2 MW), Ellomay Solar Italy Seven SRL (54.77 MW), Ellomay Solar Italy Nine SRL (8 MW ) and Ellomay Solar Italy Ten SRL (18 MW), which are developing PV plants in the Lazio Region, Italy, have reached RtB status.

The Company capitalizes expenses in connection with such projects once RtB status is reached.

In November 2019, Ellomay Luxembourg executed a Framework Agreement with a developer with the aim of reaching an aggregate authorized capacity of at least 250 MW over a three-year period. In connection with the execution of this agreement, during 2020 Ellomay Luxembourg paid the developer advance payments in the aggregate amount of approximately €1,554 thousand. As the target aggregate capacity was not achieved, in August 2023 the advance payment including interest in the aggregate amount of €1,921 thousand was refunded.

Composition of Advances on account of investments

	December 31
	2023	2022
	€ in thousands
On account of development of PV projects in Italy	898	2,328

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries -

1.	Biogas Plants in the Netherlands

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

Assessment of recoverable amount

During 2023, the Company assessed the recoverable amount of its Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2023. The examination was conducted based on the net consideration (net of expected estimated indemnification) included in a binding offer received for the sale of the Biogas plants. The examination concluded that the fair value (net of transaction costs) of each of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain

The Talasol PV Plant –

The Company indirectly owns 51% of the share capital of Talasol Solar S.L.U (“Talasol”), which owns a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain. The purchase price originally paid by the Company during 2017 for 100% of Talasol’s shares was €10 million.

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

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d)

The Talasol PV Plant (cont’d) –

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

The uses of the Talasol New Financing amount were as follows: (1) prepayment of the outstanding €121 million amount of the Talasol Previous Financing; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the Talasol PPA provider; (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a special dividend to Talasol’s shareholders in an amount of approximately €31 million.

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

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

2.	PV Projects in Spain (cont’d)

Regulatory update –

The Spanish Royal Decree-Law 17/2021 of September 14, 2021, (“RDL 17/2021”), which entered into force on September 16, 2021, established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government). RDL 17/2021 was extended several times and was in effect until December 31, 2023. This reduction and payments were recorded as part of the operating expenses of the relevant facilities. RDL 17/2021 did not apply to the portion of the revenues produced by Talasol that is subject to a fixed price under the Talasol PPA Producers likely to be affected by the reduction were required to submit to REE a responsible statement and supporting documentation on the energy covered by contracting instruments.

3.	Israeli Service Concession project

The Company indirectly owns a photovoltaic site with fixed technology and a nominal capacity of approximately 9 MWp in Talmei Yosef, Israel (the “Talmei Yosef Plant”), which was connected to the grid in November 2013. The Talmei Yosef Plant is primarily financed by an Israeli consortium led by Israel Discount Bank.

Talmei Yosef entered into a service concession agreement with the IEC for the construction of a PV plant in Talmei Yosef. In Under the terms of the agreement with the IEC, Talmei Yosef operates the PV plant for a period of 20 years as from November 15, 2013. The IEC provides the Company a guaranteed tariff for the electricity produced of NIS 0.9631 per KWp linked to the Israeli CPI as of October 2011. The service concession agreement does not contain a renewal option.

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

Impact of War in Israel

The Talmei Yosef Plant is located in southern Israel, in proximity to the Gaza Strip and is therefore exposed to missile and mortar bomb attacks. The Talmei Yosef Plant was not impacted by the Iron Swords War other than a temporary halt in operations which did not have a material impact on the Company’s results. On December 31, 2023, the Company executed an agreement to sell its holdings in the Talmei Yosef PV Plant. For more information, including the potential impact of the Iron Swords War on the consummation of the sale, see Note 23.

4.	Texas USA PV

During 2023, the Company entered into a Joint Development Agreement with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management, and commenced development of PV projects in the vicinity of Dallas, Texas. Each of the PV projects under development is expected to have a capacity of approximately 10-14 MW.

There are currently two projects under construction with an aggregate capacity of approximately 27.36 MW (the Fairfield and Malakoff projects), and two projects that are ready for construction with an aggregate capacity of approximately 21.5 MW (the Mexia and Talco projects). All four projects are expected to be connected to the grid during 2024.

The aggregate cost of development and construction of these projects is expected to be approximately €58 million, and the projects are expected to be funded partially through a tax equity arrangement covering approximately 36% of the expenses.

During 2023, the Company entered into a Joint Development Agreement with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management, and commenced development of PV projects in the vicinity of Dallas, Texas. Each of the PV projects under development is expected to have a capacity of approximately 10-14 MW. There are currently two projects under construction with an aggregate capacity of approximately 27.36 MW (the Fairfield and Malakoff projects), and two projects that are ready for construction with an aggregate capacity of approximately 21.5 MW (the Mexia and Talco projects). All four projects are expected to be connected to the grid during 2024.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 7 - Trade and Other Receivables

	December 31
	2023	2022
	€ in thousands
Current Assets - Trade and Other receivables:
Government authorities	4,851	3,752
Income receivable	1,013	1,062
Interest receivable	221	125
Advance tax payment	1,028	566
Trade receivable	205	420
Inventory	1,170	1,201
Derivatives (see Note 21)	275	273
Loan to others	1,246	-
Prepaid expenses and other	1,983	2,033
Current maturities of loans given to an equity accounted investee	-	2,665
	11,992	12,097
Non-current Assets - Long term receivables:
Prepaid expenses associated with long-term loans	9,265	8,417
Annual rent deposits	656	290
Loans to others	509	546
Other	16	17
	10,446	9,270

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 8 - Fixed Assets

				Office
	Photovoltaic	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2023	266,062	102,472	36,355	224	405,113
Additions	19,762	42,178	1,792	27	63,759
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	(108)	(6,019)	-	-	(6,127)
Balance as at December 31, 2023	285,716	138,631	38,147	233	462,727

Balance as at January 1, 2022	251,027	78,892	35,192	190	365,301
Additions	15,036	29,124	1,163	33	45,356
Effect of changes in exchange rates	(1)	(5,544)	-	1	(5,544)
Balance as at December 31, 2022	266,062	102,472	36,355	224	405,113

Depreciation
Balance as at January 1, 2023	29,530	-	9,652	175	39,357
Depreciation for the year	12,736	-	2,644	25	15,405
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	-	-	-	1	1
Balance as at December 31, 2023	42,266	-	12,296	183	54,745

Balance as at January 1, 2022	17,297	-	6,952	155	24,404
Depreciation for the year	12,233	-	2,700	21	14,954
Effect of changes in exchange rates	-	-	-	(1)	(1)
Balance as at December 31, 2022	29,530	-	9,652	175	39,357

Carrying amounts
As at January 1, 2022	233,730	78,892	28,240	35	340,897
As at December 31, 2022	236,532	102,472	26,703	49	365,756
As at December 31, 2023	243,450	138,631	25,851	50	407,982

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 8 - Fixed assets (cont’d)

Investment in Photovoltaic Plants

Presented hereunder are data regarding the Company’s investments in photovoltaic plants as at December 31, 2023:

PV Plant Title	Original nominal capacity	Connection to grid/Other status	Cost included in book value as at December 31, 2023
			€ in thousands
“Ellomay Spain – Rinconada II”	2.275 MWP	June 2010	5,509
“Rodríguez I”	1.675 MWP	November 2011	3,662
“Rodríguez II”	2.691 MWP	November 2011	6,631
“Fuente Librilla”	1.248 MWP	June 2011	3,212
“Talasol”	300 MWP	January 2021	220,061
“Ellomay Solar”	28 MWP	July 2022	18,074
“Solar Italy One”	14.8 MWP	Under construction	12,056
“Solar Italy Two”	4.95 MWP	Under construction	4,069
“Solar Italy Four”	15.6 MWP	Ready to Build status	553
“Solar Italy Five”	87.2 MWP	Ready to Build status	4,535
“Solar Italy Seven”	54.77 MWP	Ready to Build status	1,852
“Solar Italy Nine”	8 MWP	Ready to Build status	464
“Solar Italy Ten”	18 MWP	Ready to Build status	1,071
“Fairfield Solar”	13.44 MWP	Ready to Build status	1,100
“Mexia Solar I”	5.6 MWP	Ready to Build status	808
“Mexia Solar II”	5.6 MWP	Ready to Build status	341
“Malakoff Solar I”	6.96 MWP	Ready to Build status	578
“Malakoff Solar II”	6.96 MWP	Ready to Build status	351
“Talco Solar”	10.3 MWP	Ready to Build status	789

The Company commences capitalization of expenses when it is probable that the Company will enjoy future economic benefits from the projects. The Company commenced capitalization of expenses from the aforementioned projects that have reached Ready to Build status as follows:

In Texas USA (i) the Fairfield Solar LLC Project since February 2023, (ii) the Mexia Solar I LLC and Mexia Solar II LLC Projects since July 2023, (iii) the Malakoff I Solar LLC and Malakoff II Solar LLC projects since April 2023, and (iv) the Talco Solar LLC project since September 2023.

In Italy (i) Ellomay Solar Italy Seven SRL since March 2023, and (ii) Ellomay Solar Italy Nine SRL since May 2023. For additional information see Notes 6C and 6D.

Investment in Pumped Storage Project

Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP (see Note 6B), expenses in connection with the Manara PSP are capitalized as assets.

Security

As of December 31, 2023 fixed assets of the Company’s subsidiaries with a carrying amount of €339,821 thousand are pledged as security for bank loans (see Note 11 regarding loans and borrowings with respect to terms and repayment dates).

Capitalized borrowing costs

In the reporting period borrowing costs in the amount of €6,996 thousand were capitalized to qualifying assets for the year 2023. Those expenses are mostly related to the construction of the Manara PSP.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 9 - Other Payables

	December 31
	2023	2022
	€ in thousands
Employees and payroll accruals	497	358
Government authorities	1,602	1,426
Deferred revenues	1,058	1,794
Accrued expenses connected to Manara PSP	5,976	6,392
Other accrued expenses	1,587	853
Taxes on income	139	384
	10,859	11,207

Note 10 - Current maturities and short term bank loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2022 and 2023	2023	2022
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2 - 6	3,022	3,261
	-	2.58 – 3.03	6,762	7,463
	Consumer price index in Israel	4.65	-	2,091
			9,784	12,815

	Linkage	Interest rate	December 31	December 31
	terms	2022 and 2023	2023	2022
		%	€ in thousands
Current maturities of other long term loans (1)	EURIBOR	5.27-9.2	5,000	10,000

(1)	Loans provided by the minority (49%) holders in Talasol.

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2022 and 2023	2023	2022
Bank loans		%	€ in thousands
	EURIBOR	2 - 6	21,132	23,918
	-	2.58 - 3.03	156,748	164,212
	Bank of Israel interest rate	4.35 - 9.1	5,509	2,986
	Consumer price index in Israel	2.75 - 4.78	64,176	51,165
			247,565	242,281
Current maturities			9,784	12,815

Long-term loans			237,781	229,466

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

	Linkage	Interest rate	December 31	December 31
	terms	2022 and 2023	2023	2022
Other long-term loans		%	€ in thousands
	EURIBOR(1)	5.27-9.2	25,055	23,247
	Consumer price index in Israel	7	5,806	4,857
	Fixed	5 - 5.5	3,512	3,478
			34,373	31,582
Current maturities			5,000	10,000

Other long-term loans			29,373	21,582

(1)	Loans provided by the minority (49%) holders in Talasol.

Israel - Ellomay PS Loans

1.

The Company’s 83.333% owned Israeli subsidiary promoting the Manara PSP, Ellomay PS, entered into a loan agreement with Ampa, the owner of the remaining 16.667% of its outstanding shares. The unpaid balance (principal and interest) of the loan is split into 2 separate loans, an interest-bearing loan at an annual rate of 7% linked to the consumer price index (senior international debt), and a mezzanine loan (an internationally inferior debt) bearing an annual interest rate of 5%. The maturity date of this loan starts from December 31, 2027. As of December 31, 2023, the amount of the loan is NIS 33,910 thousand (€8,452 thousand).

2.	On February 11, 2021, the Manara PSP Project Finance achieved financial closing. The Manara PSP Project Finance facilities are provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance long-term facilities were originally in the aggregate amount of approximately NIS 1.27 billion (approximately €338 million). This aggregate amount represents the real (non-indexed) value of the Long-Term Facilities as of the date of financial closing. Such amount, as well as the standby facilities, is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”), on an annual basis during the first 4 years of construction, and thereafter semi-annually until construction end. As a result of the linkage to the Project Index, the long-term facilities amount increased in March 2022 and March 2023 by approximately NIS 40 million (approximately €10.6 million) and approximately NIS 63 million (approximately €16.8 million), respectively.

The Manara PSP Project Finance facilities includes two Long-Term Facilities: (i) a Senior Secured A Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the drawn loan, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Construction Date. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the construction period and a spread of 3.90% per-annum from the Actual Completion Construction Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the commercial operation date under the Base Case Financial Model and the Manara PSP Project Finance also includes standby facilities (Tranche A and Tranche B).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

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

In addition, the Manara PSP Project Finance agreement permits the owners of the Manara PSP to drawdown a developers’ fee on the Actual Completion Construction Date (as such term is defined in the Manara PSP Project loan agreements) of the Manara PSP, subject to availability of funding in the Standby Facility at the time and provided the Average ADSCR at the time is not less than a ratio of 1.28.

Ellomay and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12.5 million (approximately €3.3 million), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked monthly to the Israeli CPI and adjusted (if applicable) in the same manner and timing as the Long-Term Facilities, as described above.

As of December 31, 2023 a total aggregate amount of NIS 245,656 (€65,452 thousand) was drawn down under the Manara PSP Project Finance from the Senior Secured Tranche (interest rate range between 2.75%-4.78% linked to the Israeli Consumer Price Index) and a total aggregate amount of NIS 20,875 (€5,527 thousand) was drawn from the Subordinated Secured B Tranche (floating interest rate based on the Bank of Israel Rate – 9.1% as of December 31, 2023).

The Netherland - Bio Gas - Loans

1.	Groen Goor and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% until the end of 2021 and with a fixed interest rate of 3.45% for the next five years) and €2,090 thousand, (with a fixed interest rate of 2.5% until the end of March 2022 and then with a fixed interest rate of 2.65% until the end of March 2023 and with a fixed interest rate of 6.05% until the end of March 2026), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. The amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor, and (iii) all rights/claims of Groen Goor against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans (cont’d)

2.	Groen Gas Oude-Tonge and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% the end of June 2022 and with a fixed interest rate of 3.95% for the next three years), €1,540 thousand (with a fixed interest rate of 2.9% until the end of March 2023 and with a fixed interest rate of 5.15% for the next five years) and €160 thousand, (with a fixed interest rate of 3.4% until the end of March 2023 and with a fixed interest rate of 5.65% for the next five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans.

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

3.	GG Gelderland entered into a senior project finance agreement (the “Gelderland Loan Agreement”), with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) €2,453 thousand (with a fixed interest rate of 3.6% for the first five years), (b) €1,200 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and with a fixed interest rate of 3.5% until the beginning of December 2025), (c) €400 thousand (with a fixed interest rate of 3.55% until the end of January 2023 and with a fixed interest rate of 5.95% until the end of the loan period) and (d) €2,847 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and with a fixed interest rate of 3.5% until the beginning of December 2025), all for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €750 thousand with variable interest. An aggregate amount of €6,900 thousand was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above, which as of that date had an outstanding principal amount of €1,890 thousand, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment in August 2025.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans (cont’d)

3.	GG Gelderland (cont’d)

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

4.	GG Gelderland, entered into a loan agreement in the end of November 2020, with Ontwikkelingsnaatscgappij Oost-Nederland N.V. (“Oost”), as a benefit created in connection with the Covid-19 pandemic. The loan is with a principal amount of €750 thousand bore a fixed interest rate of 3 % per year for 3 years. The interest and the principle were to be fully repaid in one single amount after 3 years. According to the agreement with Oost, the loan term may be prolonged to 5 years. In October 2023, it was decided to extend the loan to 5 years and the interest rate changed to 5% as from November 2020.

Spain - Loans

On March 12, 2019, four of the Company’s Spanish subsidiaries (together, the “Subsidiaries”) entered into a €18.4 million project finance Facility Agreement (the “Facility Agreement”). The €18.4 million principal amount is divided into: (i) four term loan facilities, one for each Subsidiary, in the aggregate amount of €17.6 million with terms ending in December 2037, and (ii) a revolving credit facility to attend the debt service if needed, for a maximum amount of euro 0.8 million granted to any of the Subsidiaries.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Spain - Loans (cont’d)

The regulatory value of the PV Plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1.

As of December 31, 2023, the financial covenants were met.

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

Talasol - Loans

1.	In December 2021, Talasol entered into financing agreement (the “Talasol Facilities Agreement”). Financial closing of the Talasol Facilities Agreement was achieved in January 2022. The Talasol Facilities Agreement provides for the provision of two tranches:

(a)	a term loan in the amount of €155 million of which the final maturity date is June 30, 2044, and

(b)	a term loan in the amount of €20 million of which the final maturity date is December 31, 2042.

Principal and interest at a weighted average of approximately 3% repayment are made on a semi-annual basis, in June and December.

The agreements executed in connection with the Talasol Financing provide for mandatory prepayment upon the occurrence of certain events and various customary representations, warranties, and covenants, including covenants to maintain a Historic and Forecast DSCR equal to at least 1.05x. Moreover, Talasol undertook not to make distributions in the event that: (i) the Historic and Forecast DSCR will be lower than 1.10x until the expiration date of the Talasol PPA and equal to at least 1.25x thereafter and (ii) the Loan Life Cover Ratio will be lower than 1.30x from the expiration date of the Talasol PPA and until maturity.

The Talasol Facilities Agreement requires that security interests be provided in connection with the following: (i) Talasol’s shares (held by Ellomay Luxembourg and the other shareholders of Talasol), (ii) pledges over credit rights under certain accounts, (iii) pledges over credit rights under certain Talasol PV Plant’s documents, (iv) pledges over credit rights under the shareholders loans, (v) security assignment of receivables in connection with the Talasol PPA, (vi) promissory equipment mortgage and (vii) mortgage on all solar modules and power inverters comprised in the project.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Talasol - Loans (cont’d)

2.	On April 30, 2019, following the closing of Talasol PV Plant and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2023, the amount of the loan is €25,055 thousand.

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2023	2022
	€ in thousands
Second year	14,049	13,811
Third year	13,668	15,952
Fourth year	15,828	14,759
Fifth year	24,462	16,026
Sixth year and thereafter	199,147	190,500

Long-term loans	267,154	251,048
Current maturities	14,308	22,187
Short-term loans	476	628
	281,938	273,863

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions linked to the Euribor, the Company executed swap transactions. For more information, see Note 21.

D.	Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2023		273,863	110,428	384,291
Changes from financing activities
Proceeds from issue of debentures		-	55,808	55,808
Repayment of debentures	12	-	(17,763)	(17,763)
Receipt of loans		32,157	-	32,157
Repayment of loans		(12,736)	-	(12,736)
Accrued interest		4,284	-	4,284
Linkage		1,849	-	1,849
Transaction costs related to borrowings		(686)	446	(240)
Transfer to disposal groups held for sale		(13,047)	-	(13,047)
Total net financing liabilities		285,684	148,919	434,603

Effect of changes in foreign exchange rates		(3,746)	(8,832)	(12,578)
Balance as at December 31, 2023		281,938	140,087	422,025

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 11 - Loans (cont’d)

D.	Movement in liabilities deriving from financing activities (cont’d)

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2022		218,895	137,299	356,194
Changes from financing activities
Repayment of debentures	12	-	(19,764)	(19,764)
Receipt of loans		215,170	-	215,170
Repayment of loans		(153,751)	-	(153,751)
Accrued interest		2,488	-	2,488
Linkage		2,029	-	2,029
Transaction costs related to borrowings		(3,861)	779	(3,082)
Issuance of capital note to non-controlling interest		(3,958)	-	(3,958)
Total net financing liabilities		277,012	118,314	395,326

Effect of changes in foreign exchange rates		(3,149)	(7,886)	(11,035)
Balance as at December 31, 2022		273,863	110,428	384,291

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2023		December 31, 2022
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	141,689	140,087	111,911	110,428
Less current maturities	35,698	35,200	19,078	18,714
Total long-term debentures	105,991	104,887	92,833	91,714

B.	Debentures – Details

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

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

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters, and includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

1.	the Company’s Adjusted Balance Sheet Equity (as such term is defined in the Series C Deet of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €50 million for purposes of the immediate repayment provision and shall not be less than €60 million for purposes of the update of the annual interest provision;

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

3.	The ratio of (a) the Series C Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters (the “Series C Adjusted EBITDA” and the “Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA,” respectively), shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

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

As of December 31, 2023, the financial covenants were met.

Series D Convertible Debentures

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,627 thousand based on the Euro/NIS exchange rate at that time). The principal amount of the Series D Convertible Debentures is repayable in one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021, through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. The Series D Convertible Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,577 thousand based on the Euro/NIS exchange rate at that time). Of the total proceeds, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2023, the amount of the liability was €82 thousand.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

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

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

1.	The Company Adjusted Balance Sheet Equity (as such term is defined in the Series D Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €70 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €75 million for purposes of the update of the annual interest provision;

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

3.	The ratio of (a) the Series D Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from its operations, such as the Talmei Yosef Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters (the “Series D Adjusted EBITDA” and the “Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA,” respectively), shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

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

As of December 31, 2023, the financial covenants were met.

Series E Debentures

On February 1, 2023, the Company issued NIS 220 million (approximately €58.5 million based on the Euro/NIS exchange rate at that time) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million based on the Euro/NIS exchange rate at that time). The Series E Debentures are secured by the following pledges:

i.	a fixed pledge first degree on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

ii.	a floating first-degree pledge and an assignment by way of a pledge of, and with respect to, Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans and capital notes provided by Ellomay Energy LP to Ellomay Luzon Energy; and

iii.	a fixed first-degree pledge on the Company rights and the rights of Ellomay Energy LP in and to a trust bank account in the name of the trustee of the Series E Secured Debentures.

The principal amount of Series E Secured Debentures is repayable in four equal installments on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive).

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict the Company ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series E Secured Debentures provided that: (i) The Company is not in default of any of the immediate repayment provisions included in the Series E Deed of Trust or in breach of any of its material obligations to the holders of the Series E Secured Debentures pursuant to the terms of the Series E Deed of Trust, (ii) the expansion will not harm its compliance with the financial covenants for purposes of the immediate repayment provision included in the Series E Deed of Trust, (iii) to the extent the Series E Secured Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series E Secured Debentures and (iv) the par value of the Series E Secured Debentures may not be higher than NIS 220 million following the expansion.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series E Debentures (cont’d)

The Series E Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

a.	The Company Series E Adjusted Balance Sheet Equity (as such term is defined in the Series E Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the Talasol PPA), on a consolidated basis, shall not be less than €75 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €80 million for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series E Net Financial Debt, to (b) the Company Series E Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt, or the Company Series E CAP, Net (the “Series E Ratio of Net Financial Debt to Series E CAP, Net”), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company Series E Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters, or the Company Series E Adjusted EBITDA (the “Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA”), shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series E Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company are in compliance with all of its material undertakings to the holders of the Series E Secured Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series E Debentures (cont’d)

The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series E Adjusted Balance Sheet Equity not lower than €90 million, (ii) Series E Ratio of Net Financial Debt to Series E CAP, Net not to exceed 60%, and (iii) Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company do not meet all of its material obligations to the holders of the Series E Secured Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2023, the financial covenants were met.

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2023	2022
	€ in thousands
Second year	35,212	37,779
Third year	28,692	37,792
Fourth year	13,625	16,143
Fifth year	13,657	-
Sixth year and thereafter	13,701	-

Long-term debentures	104,887	91,714
Current maturities	35,200	18,714
	140,087	110,428

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2023	2022
	€ in thousands
Warrants Liability (see Note 16)	84	329
Other liabilities(1)	793	1,626
Liabilities for employee’s benefits	62	66
	939	2,021

(1)	Represents the long-term portion of the potential liability in connection with the acquisition of rights in the Manara PSP. See Note 6B.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 14 - Leases

Leases in which the Company is the lessee

The Company has lease agreements with respect to the following items:

1.	Lands; and

2.	Machinery equipment.

1.	Information regarding material lease agreements

Ellomay PS leases land in Israel from private lessors for a period of 24 years and 11 months, on which the Manara PSP is constructed. The contractual period of the aforesaid lease agreements ends in July 2046. Ellomay PS paid capitalized rents in the total amount of NIS 28,800 thousand (approximately €7,758 thousand) to the private lessors, not including VAT. The discounted rent is linked to the Israeli CPI and constitutes an advance payment for the entire rental period. In addition, Ellomay PS will pay a regular quarterly rent of approximately NIS 165 thousand per quarter, not including VAT. The quarterly rent will increase by 2% every 3 years and is linked to the Israeli CPI. A lease liability in the amount of €10,629 thousand and right-of-use asset in the amount of €10,629 thousand have been recognized in the statement of financial position in April 2021 in respect of the Manara PSP’s leases of land.

2.	Information regarding material lease agreements entered into during the period

Ellomay Solar Italy Seven SRL and Ellomay Solar Italy Nine SRL lease land in Italy from private lessors for a period of 31 years. The contractual period of the aforesaid lease agreements ends between March 2054 until May 2054. They will pay a regular annual rent of approximately €208 thousand, not including VAT and capitalized rents in the total amount of €397 thousand. The annual rent is linked to the Italian CPI. A lease liability in the amount of €2,527 thousand and right-of-use asset in the amount of €2,527 thousand have been recognized in 2023 in respect of these leases of land.

Fairfield Solar LLC, Mexia Solar I LLC, Mexia Solar II LLC, Malakoff Solar I LLC, Malakoff Solar II LLC, and Talco Solar LLC lease land in the vicinity of Texas, Dallas, USA from private lessors for 25-35 years. The contractual period of the aforesaid lease agreements ends between February 2048 and September 2058. They will pay a regular annual rent of approximately €207 thousand, not including VAT, commencing the beginning of operations. The annual rent increases by 2.0% every year. A lease liability in the amount of €2,142 thousand and right-of-use asset in the amount of €2,142 thousand have been recognized in 2023 in respect of these leases of land.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 14 - Leases (cont’d)

3.	Right-of-use assets

	Bio Gas	Italy	Spain	Talasol	Pumped storage	USA	Talmei Yosef	Total
	€ in thousands
Balance as at January 1, 2023	46	8,733	2,314	7,183	10,413	-	1,331	30,020
Lease agreements entered into during the period	-	2,527	-	-	-	2,142	-	4,669
Depreciation for the year	(26)	(262)	(126)	(455)	(429)	(24)	(111)	(1,433)
Other	-	(1,472)	139	867	110	-	69	(287)
Effect of changes in exchange rates	-	-	-	-	(669)	(44)	(85)	(798)
Transfer to disposal groups held for sale	-	-	-	-	-	-	(1,204)	(1,204)
Balance as at December 31, 2023	20	9,526	2,327	7,595	9,425	2,074	-	30,967

	Bio Gas	Italy	Spain	Talasol	Pumped storage	Talmei Yosef	Total
	€ in thousands
Balance as at January 1, 2022	170	-	2,755	7,587	11,352	1,503	23,367
Lease agreements entered into during the period	-	8,861	-	-	-	-	8,861
Depreciation for the year	(124)	(128)	(120)	(404)	(473)	(117)	(1,366)
Other	-	-	(321)	-	228	36	(57)
Effect of changes in exchange rates	-	-	-	-	(694)	(91)	(785)
Balance as at December 31, 2022	46	8,733	2,314	7,183	10,413	1,331	30,020

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 14 - Leases (cont’d)

4.	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2023
€ in thousands
Less than one year	700
One to five years	2,970
More than five years	20,710
Total	24,380
Current maturities of lease liability	700
Long-term lease liability	23,680

5.	Additional information on leases

(a)	Amounts recognized in profit or loss

	*2023	*2022	*2021
	€ in thousands
Depreciation on right-of-use asset	718	743	774
Interest expenses on lease liability	407	370	367

*	The remainder of the depreciation and the interest is capitalized to fixed assets.

Including the amounts of €111 thousand, €117 thousand and €110 thousand recorded in the depreciation expenses that were presented as a discontinued operation and classified as held for sale for 2023, 2022 and 2021, respectively.

Including the amounts of €66 thousand, €74 thousand and €73 thousand recorded in the interest expenses on lease liability that were presented as a discontinued operation and classified as held for sale for 2023, 2022 and 2021, respectively.

(b)	Short-term leases

As mentioned in Note 3F regarding material accounting policies, the Company, in accordance with the practical expedient, accounts for short-term leases and leases of low-value assets as expenses on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space in the amount of approximately €262 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 15 - Transactions and Balances with Related Parties

A.	On December 30, 2008, the Company’s shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership (“Kanir”), the one of the Company’s controlling shareholders, and Meisaf Blue & White Holdings Ltd. (“Meisaf”), a company controlled by the Company’s chairman of the board and controlling shareholder, effective as of March 31, 2008 (the “Previous Management Agreement”). The aggregate annual management fee under the Previous Management Agreement, as updated, was $400 thousand.

At the annual shareholders meeting held on August 12, 2021, the Company’s shareholders approved, following the approval by the Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, effective July 1, 2021 (the “Management Agreement”), which provides, among other things, for the payment of NIS 1,386 thousand, (approximately €345 thousand) per year to Meisaf in consideration for the services provided by Meisaf, including the service of Mr. Nehama as the Company Chairman of the Board in no less than a 77% position, and the payment of NIS 1,800 million (approximately €449 thousand) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich (“Keystone”) (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as the Company Chief Executive Officer in a full-time position and as a Board member.

Pursuant to the Management Agreement, Meisaf, Kanir and Keystone, through their employees, officers and directors, will assist the Company in all aspects of the management of the Company and advise as required from time to time by the Company, including provision of Chairman, CEO and Board services as detailed above. The Management Agreement is valid until June 30, 2024 or until its earlier termination in accordance with its terms.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, the Company’s chairman of the Board and a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company’s Board of Directors.

The Company employs the son of Mr. Shlomo Nehama as a project manager in connection with the development activities of photovoltaic plants in Texas, USA. The annual cost of employment of Mr. Nehama’s son, for the year ended December 31, 2023, as approved by the Company’s shareholders, is approximately NIS 239 thousand (approximately €60 thousand).

B.	Compensation to key management personnel and interested parties (including directors)

Certain directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by, or provide consulting services to, the Company:

	Year ended December 31
	2023		2022		2021
	Number of		Number of		Number of
	People	Amount	People	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Short-term Benefits	3	703	3	994	3	763
Post-employment Benefits	2	66	2	72	2	61
Share-based payments	3	80	3	69	3	68

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 15 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

Compensation to directors (excluding compensation paid under the Management Agreement):

	Year ended December 31
	2023		2022		2021
	Number of		Number of		Number of
	people	Amount	people	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to directors not employed by the Company	4	80	4	90	4	72
Share-based payments	4	28	4	36	4	10

C.	Debts and loans to related and interested parties

						Interest income recognized in statement of
	The terms of the loan			Balance as at December 31		income for the year ended December 31
	Interest		Linkage
	rate		base	2023	2022	2023	2022	2021
	%			€ thousands
Ellomay Luzon Energy	8.1	(*)	NIS+ Israeli CPI	-	2,665	267	1,398	821

(*)	See Note 6A regarding the conversion of approximately NIS 46,933 thousand of the shareholders loans (of which the Company’s portion is approximately NIS 23,467 thousand) to capital notes.

Note 16 - Equity

A.	Composition of share capital

	December 31, 2023			December 31, 2022			December 31, 2021
		Issued and			Issued and			Issued and
	Authorized	Outstanding(1)		Authorized	outstanding(1)		Authorized	Outstanding
Number of shares
Ordinary shares of NIS 10.00 par value each	17,000,000	12,852,585	(1)	17,000,000	12,852,585	(1)	17,000,000	12,849,295	(1)

(1)	Net of 258,046 Ordinary shares held as treasury shares as of December 31, 2023, 2022 and 2021, all of which have been purchased according to share buyback programs that were authorized by the Company’s Board of Directors.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 16 - Equity (cont’d)

A.	Composition of share capital (cont’d)

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture (see Note 12B) with an aggregate principal amount of NIS 154 million (approximately €38.5 million based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms and 385,000 Series 1 Options, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 150 (approximately €37.5 based on the Euro/NIS exchange rate at that time) (subject to adjustments upon customary terms). Of the total proceeds of the offering, an amount NIS 8,891 thousand (approximately €2,224 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with these options. As of December 31, 2023, the amount of the liability was €2 thousand.

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €16,956 thousand based on the Euro/NIS exchange rate at that time) (see Note 12B). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. Of the total proceeds of the offering, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2023, the amount of the liability was €82 thousand.

During 2022, one of the Company’s employees exercised options to purchase 3,290 ordinary shares, respectively. No options were exercised during 2023.

B.	Rights attached to shares:

1.	Voting rights at the general meeting, right to dividend and rights upon liquidation of the Company.

2.	Commencing August 22, 2011, the Company’s ordinary shares have been listed on the NYSE American (formerly the NYSE MKT and the NYSE Amex). On October 27, 2013, the Company’s ordinary shares were also listed for trading on the Tel Aviv Stock Exchange in Israel.

C.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

D.	Capital management in the Company

The Company’s capital management objectives are:

1.	To preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company’s business activity.

3.	To maintain healthy capital ratios in order to support business activity and maximize shareholders value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2023	2022	2021
	€ thousand
Expenses arising from share-based payment transactions	122	127	63

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the share options plans during 2023, 2022 or 2021. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2023	2022	2021
Dividend yield	0%	0%	0%
Expected volatility	0.509	0.405	0.433
Risk-free interest	4.92%	2.9%	0.48%
Expected life (in years)	2-3	2-3	2-3
Exercise price	16.11	27.22	29.27

All options granted during 2023, 2022 and 2021 were granted with exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise price of options on dates of grant are as follows:

	Equal market price
	2023	2022	2021
	US$
Weighted average exercise prices	16.11	27.22	29.27

Weighted average fair value on grant date	5.11	7.27	9.65

B.	Stock Option Plans

In December 1998, the Company’s shareholders approved the non-employee director stock option plan (the “1998 Plan”). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). In January 2008 and June 2018, the term of the 1998 Plan was extended and as a result on the current expiration date is December 8, 2028. In connection with the adoption of the Company’s compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant.

During each of the years 2023, 2022 and 2021, the Company granted to directors options to purchase an aggregate amount of 4,616, 4,000 and 4,000 ordinary shares, respectively, under the 1998 Plan.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 17 - Share-Based Payment (cont’d)

B.	Stock Option Plans (cont’d)

As of December 31, 2023, options to purchase 19,365 ordinary shares are outstanding and 18,051 ordinary shares are available for future grants under the 1998 Plan.

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

As of December 31, 2023, options to purchase 34,645 ordinary shares are outstanding and 547,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2023		2022		2021
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$

Outstanding at beginning of year	49,394	26.98	48,684	26.16	31,135	12.94
Granted during the year	4,616	16	4,000	27.22	37,000	29.27
Exercised during the year	(-)	-	(3,290)	11.19	(18,451)	10.06
Expired during the year	(-)	-	(-)	-	(1,000)	26.63
Outstanding at end of year	54,010	26.28	49,394	26.98	48,684	26.16

Exercisable at end of year	38,394	26.63	23,394	25.25	6,749	20.05

The weighted average remaining contractual life for the share options outstanding as of December 31, 2023 was 8.23 years (as of December 31, 2022 was 8.40 years and as of December 31, 2021 was 9.38 years).

The range of exercise prices for share options outstanding as of December 31, 2023: $8.41- $34.44 (as of December 31, 2022 the range was $8.41- $34.44 and as of December 31, 2021 the range was $8.41- $34.44).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Revenues

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Revenues from the sale of solar electricity	31,813	39,601	32,019
Revenues from the sale of gas and power produced by anaerobic digestion plants	17,021	12,640	12,686
Total revenues	48,834	52,241	44,705

B.	Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Depreciation from fixed assets	15,405	14,954	13,977
Depreciation from right-of-use assets	607	626	664
Professional services	2,549	2,232	1,465
Operating and maintenance services	16,276	13,827	11,193
System operator charges	2,385	6,882	3,046
Insurance	842	649	506
Other	809	81	1,013
Total operating costs	38,873	39,251	31,864

C.	General and Administrative Expenses

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Salaries and related compensation	1,797	2,151	1,505
Professional services	2,306	2,367	2,785
Other	1,180	1,337	1,334
Total general and administrative expenses	5,283	5,855	5,624

*	Reclassified due to discontinued operation - see Note 23.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

D.	Financing Income and Expenses:

1.	Financing income

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Interest income	2,015	402	266
Change in fair value of derivatives, net	251	605	-
Profit from settlement of derivatives contract	-	-	407
Gain from exchange rate differences, net	6,732	6,041	-
Total financing income	8,998	7,048	673

2.	Financing expenses

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Change in fair value of derivatives, net	-	-	841
Debentures interest and related expenses	3,876	2,130	3,220
Interest and commissions related to projects finance	5,825	5,852	4,313
Amortization of capitalized expenses related to projects finance	252	246	12,180
Interest on minority shareholder loan	2,014	1,529	2,055
Bank charges and other commissions	247	471	137
Interest on lease liability	341	296	294
Loss from exchange rate differences, net	-	-	5,394
Total financing expenses	12,555	10,524	28,434

*	Reclassified due to discontinued operation - see Note 23.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

The tax rate that is relevant to the Company in the years 2021-2023: 23%.

Luxembourg taxation

Net wealth tax (NWT):

-	The real NWT is calculated by the difference between the entity’s total assets and entity’s total liabilities (exemption can be applied) multiplied by 0.5% if the fortune is lower than €500 thousand.

-	The minimum NWT is from €535 to €32,100.

Italian taxation

As a rule, corporate income tax (IRES) is payable by all resident companies on income from any source, whether earned in Italy or abroad (also for branch established in other country), at the rate of 24%.

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.29% (in 2024 the minimum rate will increase to 3.9%) to 4.82%, depending on the region.

Spanish taxation

As a rule, corporate income tax is payable by all resident companies on income from any source, whether earned in Spain or abroad at the rate of 25%. Commencing January 1, 2021, Spanish companies are allowed to deduct financing expenses in an amount up to 30% of their EBITDA from one million in financial expenses and up to one million of financial expenses can be deducted in the CIT without having to apply 30% of EBITDA, with the remainder being carried forward to following years.

The Netherlands taxation

In 2023, the Dutch corporate income tax rate was 19% on the first €200 thousand of taxable profits, and 25.8% on taxable profits exceeding that amount. In 2022, 15% on the first €395 thousand of taxable profits and 25% on taxable profits exceeding that amount. In 2021, 15% on the first €245 thousand of taxable profits and 25% on taxable profits exceeding that amount.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2023	*2022	*2021
	€ in thousands
Current tax expense
Current year	(932)	(1,826)	(977)
	(932)	(1,826)	(977)
Deferred tax income
Creation and reversal of temporary differences	1,655	174	3,513
Adjustments for prior years, net	713	-	-
	2,368	174	3,513

Tax benefit (taxes on income)	1,436	(1,652)	2,536

*	Reclassified due to discontinued operation - see Note 23.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 19 - Taxes on Income (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2023	*2022	*2021
	€ in thousands
Profit (loss) before taxes on income	976	1,081	(22,935)
Primary tax rate of the Company	23%	23%	23%
Tax benefit (tax expenses) calculated according to the Company’s primary tax rate	(224)	(249)	5,275

Additional tax saving in respect of:
Different tax rate of foreign subsidiaries	(72)	(488)	(40)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	994	277	27
Difference between measurement basis of income (expenses) for tax purposes and measurement basis of income (expenses) for financial reporting purposes	(47)	(706)	-
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	713	282	-
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	1,363	566	-
Change in temporary differences for which deferred tax were not recognized	106	-	51
Current year tax losses and benefits for which deferred taxes were not created	(1,275)	(1,199)	(2,770)
Permanent differences	(122)	(135)	(7)
Actual tax benefit (taxes on income)	1,436	(1,652)	2,536

*	Reclassified due to discontinued operation - see Note 23.

D.	Carry forward tax losses:

As of December 31, 2023, Ellomay Capital Ltd. had no available carry forward tax losses. Ellomay Capital Ltd. had carry forward capital tax losses in the amount of approximately €1,361 thousand, which have no expiration date.

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

As of December 31, 2023, the Company’s Dutch subsidiaries had carry forward tax losses and deductions aggregating to approximately €18,906 thousand. Of such carry forward tax losses, a deferred tax asset amounting to approximately €1,592 thousand was not recorded.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 19 - Taxes on Income (cont’d)

E.	Deferred taxes:

	Financial	Fixed assets and	Swap	Carry- forward taxdeductions
	assets	leases	contract	and losses	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2023	(3,642)	(2,124)	14,944	7,562	16,740
Changes recognized in profit or loss	690	774	-	1,594	3,058
Changes recognized in other comprehensive income	235	-	(16,589)	-	(16,354)
Transfer to disposal groups held for sale (see Note 23)	2,717	-	-	-	2,717
Balance of deferred tax asset (liability) as at December 31, 2023	-	(1,350)	(1,645)	9,156	6,161

	Financial	Fixed assets and	Swap	Carry- forward taxdeductions
	assets	leases	contract	and losses	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2022	(6,964)	(1,555)	5,400	7,027	3,908
Changes recognized in profit or loss	3,065	(569)	-	538	3,034
Changes recognized in other comprehensive income	257	-	9,544	(3)	9,798
Balance of deferred tax asset (liability) as at December 31, 2022	(3,642)	(2,124)	14,944	7,562	16,740

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2023, 2022 and 2021 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2023	2022	2021
	€ in thousands (other than share and per share data)
Net profit (loss) attributed to owners of the Company	2,219	(357)	(15,090)

Net profit (loss) attributed to owners of the Company from continuing operations	4,006	(1,068)	(15,849)

Net profit (loss) attributed to owners of the Company from discontinued operation. See Note 23.	(1,787)	711	759

Weighted average ordinary shares outstanding (1)	12,852,585	12,850,118	12,824,088

Dilutive effect:
Stock options and warrants	3,462	7,796	8,637

Diluted weighted average ordinary shares outstanding	12,856,047 (2)	12,857,914 (2)	12,832,725 (2)

Basic net earning (loss) per share	0.17	(0.03)	(1.18)

Diluted net earning (loss) per share	0.17	(0.03)	(1.18)

Basic profit (loss) per share from continuing operations	0.31	(0.08)	(1.24)

Diluted profit (loss) per share from continuing operations	0.31	(0.08)	(1.24)

Basic profit (loss) per share from discontinued operation	(0.14)	0.05	0.06

Diluted profit (loss) per share from discontinued operation	(0.14)	0.05	0.06

(1)	Net of treasury shares.
(2)	In 2023, 2022 and 2021 share options and warrants did not have a dilutive effect.

As of December 31, 2023 794 thousand options and warrants (in 2022 and 2021: 779 thousand and 762 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

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

In order to manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2023	2022
	€ in thousands
Derivatives presented under current assets
Swap contracts	275	273
	275	273

Derivatives presented under non-current assets
Swap contracts	607	1,488
Financial power swap	10,341	-
	10,948	1,488

Derivatives presented under current liabilities
Financial power swap	(4,643)	(33,183)
	(4,643)	(33,183)

Derivatives presented under non-current liabilities
Financial power swap	-	(28,354)
	-	(28,354)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

A.	Overview (cont’d)

The following table sets forth the details of the Company’s financial power swap and swap contracts with banking institutions:

	December 31, 2023
	Currency/	Currency/
	linkage/interest rate	linkage/interest rate	Date of	Fair value - € in
	receivable	Payable	expiration	thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	882
Financial power swap- electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	5,698

B.	Risk management framework

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

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies, procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk

As at December 31, 2023, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits

As at December 31, 2023 and 2022, the Company had cash and cash equivalents in the amount of €51,127 thousand and €46,458 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Restricted cash

As at December 31, 2023 and 2022, the Company had a balance of current restricted cash in an amount of €810 thousand and €900 thousand, respectively, and a balance of non-current restricted cash of €17,386 thousand and €20,192 thousand, respectively. See also Note 5.

Trade and other receivables

As at December 31, 2023 and 2022, the Company had a balance of trade receivables of €205 thousand and €420 thousand, respectively. This balance mainly refers to the sale of green certificates from the activity in the Netherland due within 30 days from issuance. In 2022, the balance mostly referred to sale of electricity to the IEC for the PV Plant located in Israel and is due in 30 days. This balance is classified as assets of disposal groups held for sale in 2023.

As at December 31, 2023 and 2022, the Company had a balance of revenue receivables of €1,013 thousand and €1,062 thousand, respectively. This balance refers to amounts to be paid mainly from the facilities in the Netherlands. The revenue receivables are from gas sold in market price in the Netherlands due within 60 days and the sale of green certificates within 60 days.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company’s management estimations, there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies or by established companies that pay on a weekly or monthly basis.

As at December 31, 2023 and 2022, the Company had a balance of government authorities’ receivables of €4,851 thousand and €3,752 thousand, respectively. This balance refers to VAT receivables in Spain, Italy, Israel and the Netherlands.

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

As of December 31, 2023, the Company had a working capital of approximately €5,199 thousand.

The cash surpluses held by Company that are not required for financing their current activity, are invested in interest-bearing investment channels such as short-term deposits. These investment channels are chosen by the Company’ managements based on future forecasts of the cash the Company will require in order to meet their liabilities. Cash flow forecasts are determined on both an individual company basis and a consolidated basis. The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company has contractual commitments due to debentures issued, financing agreements and EPC and O&M agreements of its subsidiaries in Spain, Italy, the Netherlands, USA and Israel. See also Note 6, Note 11 and Note 12.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2023
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long-term loans, including current maturities	281,938	375,334	21,883	41,743	59,691	252,017

Debentures	140,087	158,051	41,100	72,088	30,738	14,125

Lease liabilities	24,380	47,011	1,916	3,895	3,903	37,297

Trade payables, other accounts payable and Other long-term liabilities	14,496	14,496	13,703	793	-	-
	460,901	594,892	78,602	118,519	94,332	303,439

	December 31, 2022
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities

Long term loans, including current maturities	273,863	363,553	30,392	42,547	43,381	247,233

Debentures	110,428	141,140	22,878	62,710	55,552	-

Lease liabilities	22,750	35,911	1,630	3,233	3,194	27,854

Trade payables, other accounts payable and Other long-term liabilities	15,144	15,144	13,518	813	813	-
	422,185	555,748	68,418	109,303	102,940	275,087

Derivative finance liabilities

Financial power swap	61,537	61,537	33,183	26,424	(2,666)	4,596

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The principal risks that the Company faces, as assessed by management, are as follows: a change in the regulation applicable to the area of activity, a change in the electricity prices or the tariffs as approved by the relevant electricity authorities in the countries in which the Company operates, changes in the situation of the electricity and gas market, political and security events.

The Company uses hedging instruments in an attempt to manage interest rate, currency and other market-related risks. The majority of the Company’s derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, although the Company estimates the expected transition away from Euribor, as addressed by the Amendments to IAS 39, Financial Instruments, Interest Rate Benchmark Reform – Phase 2, not to have a material effect on the Company,’s financial statements, similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of the Company hedge to become ineffective, resulting in potential losses.

(1)	Foreign currency risk

As a result of the Company’s operations and presentation currency, the Company is exposed to the impact of exchange rate fluctuations of the Euro/USD and NIS/Euro on the Company’s balance sheet and profit and loss.

The Company holds cash and cash equivalents, short-term deposits, and restricted cash in various currencies, including Euro, USD and NIS. The Company’s holdings in its European PV Plants and projects under development are denominated in Euro, its holdings in projects under development in the US are denominated in USD and its holdings in its Israeli PV Plant, projects under development and indirect holdings in Dorad are denominated in NIS. The Company believes that the composition of its assets and liabilities, which are denominated in USD, Euro and NIS, sufficiently mitigates a substantial portion of its foreign currency risk.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follow:

	December 31, 2023
	Non-monetary/ Non finance	NIS (*)	USD	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	34,990	4,199	11,938	51,127
Short term deposits	-	997	-	-	997
Restricted cash	-	-	-	810	810
Intangible asset from green certificates	553	-	-	-	553
Trade and other receivables	2,584	2,660	-	6,748	11,992
Assets of disposal groups classified as held for sale	28,297	-	-	-	28,297
Non-current assets:
Investments in equity accounted investees	31,772	-	-	-	31,772
Advances on account of investments	898	-	-	-	898
Fixed assets	407,982	-	-	-	407,982
Right-of-use asset	30,967	-	-	-	30,967
Restricted cash and deposits	-	3,558	-	13,828	17,386
Deferred tax	8,677	-	-	-	8,677
Long term receivables	9,350	1,096	-	-	10,446
Derivatives	-	-	-	10,948	10,948
Current liabilities:
Current maturities of long-term bank loans	-	-	-	(9,784)	(9,784)
Current maturities of long-term loans	-	-	-	(5,000)	(5,000)
Current maturities of debentures	-	(35,200)	-	-	(35,200)
Trade payables	-	(832)	(154)	(4,263)	(5,249)
Other payables	(553)	(9,445)	-	(861)	(10,859)
Current maturities of derivatives	-	-	-	(4,643)	(4,643)
Current maturities of lease liabilities	-	(105)	(10)	(585)	(700)
Liabilities of disposal groups classified as held for sale	(17,142)	-	-	-	(17,142)
Non-current liabilities:
Long-term lease liabilities	-	(3,176)	(2,150)	(18,354)	(23,680)
Long-term loans	-	(69,685)	-	(168,096)	(237,781)
Other long-term bank loans	-	(8,452)	-	(20,921)	(29,373)
Debentures	-	(104,887)	-	-	(104,887)
Deferred tax	(2,516)	-	-	-	(2,516)
Other long-term liabilities	-	(939)	-	-	(939)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	500,869	(189,420)	1,885	(188,235)	125,099

(*)	Including items linked to the Israeli CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2022
	Non-monetary/ Non finance	NIS (*)	USD	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	30,359	55	16,044	46,458
Marketable securities	-	-	2,836	-	2,836
Restricted cash	-	-	-	900	900
Receivable from concession project	-	1,799	-	-	1,799
Trade and other receivables	2,174	4,694	16	5,798	12,682
Non-current assets:
Investments in equity accounted investees	23,976	6,053	-	-	30,029
Advances on account of investments	2,328	-	-	-	2,328
Receivable from concession project	-	24,795	-	-	24,795
Fixed assets	365,756	-	-	-	365,756
Right-of-use asset	30,020	-	-	-	30,020
Intangible asset	4,094	-	-	-	4,094
Restricted cash and deposits	-	5,607	-	14,585	20,192
Deferred tax	23,510	-	-	-	23,510
Long term receivables	7,840	1,171	-	259	9,270
Derivatives	-	-	-	1,488	1,488
Current liabilities:
Current maturities of long-term bank loans	-	(2,091)	-	(10,724)	(12,815)
Current maturities of long-term loans	-	-	-	(10,000)	(10,000)
Current maturities of debentures	-	(18,714)	-	-	(18,714)
Trade payables	-	(123)	-	(4,381)	(4,504)
Other payables	-	(6,107)	-	(5,100)	(11,207)
Current maturities of derivatives	-	-	-	(33,183)	(33,183)
Current maturities of lease liabilities	-	(193)	-	(552)	(745)
Non-current liabilities:
Long-term lease liabilities	-	(4,740)	-	(17,265)	(22,005)
Long-term loans	-	(13,495)	-	(215,971)	(229,466)
Other long-term bank loans	-	(7,538)	-	(14,044)	(21,582)
Debentures	-	(91,714)	-	-	(91,714)
Deferred tax	(6,770)	-	-	-	(6,770)
Derivatives	-	-	-	(28,354)	(28,354)
Other long-term liabilities	-	(2,021)	-	-	(2,021)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	452,928	(72,258)	2,907	(300,500)	83,077

(*)	Including items linked to the Israeli CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2023	3.7	1.106	6.9	4.012
1 Euro in 2022	(5.8)	1.066	6.6	3.753

(b)	Sensitivity analysis

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

	December 31, 2023
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	(90)	99
5% in NIS	(9,471)	9,471

	December 31, 2022
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	155	(155)
5% in NIS	(963)	963

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

The Company entered into various project finance agreements that are based on EURIBOR rate and on the Bank of Israel interest rate and therefore it may be affected by adverse movements in interest rates. The Company utilizes interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. The Company’s interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates.

Sensitivity analysis

A change in interest rate would have increased (decreased) the profit in the financial statements by the amounts shown below:

	December 31,
	2023	2022
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	736	161
Increase of 3%	2,204	520
Decrease of 1%	(734)	(196)
Decrease of 3%	(2,201)	(556)

(3)	Electricity market prices risk

As a result of the Company’s operations in the electricity market, the Company is exposed to the impact of changes in electricity prices.

In order to manage its exposure to changes in the electricity prices, in June 2018, Talasol executed the Talasol PPA. The power produced by the Talasol PV Plant is expected to be sold by Talasol in the open market for the then current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure approximately 80% of its income for the power production included under the Talasol PPA. The hedge transaction becomes effective on Talasol requesting that the counter party fix the fixed price pursuant to the price adjustment mechanism. The Talasol PPA became effective in March 2019 and its accounting treatment is according to cash flow hedge.

The fair value of the Talasol PPA is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks. The valuation technique for assessing electricity future prices projections takes into consideration unobservable market data and complex pricing models.

In 2021, Talasol deposited €10 million in Talasol’s bank account as security for a letter of credit to the PPA provider. This security fund is reduced by 10% every year, up to a minimum amount of €3.5 million, which will be released at the expiration of the PPA.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2023
		Fair value			Valuation techniques	Inputs used to
	Carrying				for determining	determine
	amount	Level 1	Level 2	Level 3	fair value	fair value
	€ in thousands
Non-current liabilities:
Debentures	140,087	134,464	-	-
Loans from banks and others (including current maturities)	281,938	-	231,057	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	422,025	134,464	231,057	-

	December 31, 2022
		Fair value			Valuation techniques	Inputs used to
	Carrying				for determining	determine
	amount	Level 1	Level 2	Level 3	fair value	fair value
	€ in thousands
Non-current liabilities:
Debentures	110,428	102,957	-	-
Loans from banks and others (including current maturities)	273,863	-	217,073	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	384,291	102,957	217,073	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31,
	2023	2022
%
Non-current liabilities:
Loans from banks	Discount rate of Euribor+ 2% with a zero floor	Discount rate of Euribor+ 2% with a zero floor
Loans from banks	fixed rate for several years 3.1%-6% Linkage to Euribor	fixed rate for 5 years 2.65%-4.5% Linkage to Euribor
Loans from banks	2.58%-4.78% Linkage to Consumer price index in Israel	2.58% Linkage to Israeli CPI
Loans from banks	Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.	Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.
Loans from banks	fixed rate of 2.58%-3.03%	fixed rate 2.58%-3.03%
Loans from others	Euribor+ 5.27%	Euribor+ 5.27%
Loans from others	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%	7% Linkage to Israeli CPI and fixed rate of 5.5%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair values hierarchy (cont’d)

	December 31, 2023
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Swap contracts	-	882	-	882	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	5,698	5,698	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

	December 31, 2022
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Marketable securities	2,836	-	-	2,836	Market price.
Swap contracts	-	1,761	-	1,761	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	(61,537)	(61,537)	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

	Financial assets
	Dori Energy loan
	€ in thousands

Balance as at January 1, 2022	(20,894)

Total income recognized in profit or loss	49,679	*

Total income recognized in other comprehensive income	(90,322	)*

Balance as at December 31, 2022	(61,537)

Total income recognized in profit or loss	13,777

Total income recognized in other comprehensive income	53,548

Balance as at December 31, 2023	5,698

*	Reclassified

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●	PV Plants – Operation of installations that convert the energy in sunlight into electrical energy as follows:

(i)	approximately 7.9MWp aggregate installed capacity of photovoltaic power plants in Spain,

(ii)	Ellomay Solar S.L.U, a photovoltaic plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain, that was connected to the electricity grid at June 24, 2022

(iii)	51% of Talasol, with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain,

(iv)	a photovoltaic power plant of approximately 9 MWp installed capacity in Israel

(v)	Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL that are constructing photovoltaic plants with installed capacity of 14.8 MW and 4.95 MW respectively, in the Lazio Region, Italy,

(vi)	Ellomay Solar Italy Four SRL, Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Ten SRL that are developing photovoltaic projects with installed capacity of 15.06 MW, 87.2 MW, 54.77 MW, 8 MW and 18 MW, respectively, in Italy that have reached “ready to build” status and

(vii)	Fairfield Solar Project, LLC, Malakoff Solar I, LLC, Malakoff Solar II, LLC, Mexia Solar I, LLC, Mexia Solar II, LLC, and Talco Solar, LLC, that are developing photovoltaic projects with installed capacity of 13.44 MW, 6.96 MW, 6.96 MW, 5.6 MW, 5.6 MW and 10.3 MW, respectively, in the Dallas Metropolitan area, Texas, that have reached “ready to build” status.

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V. (BioGas), project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively.

●	Dorad Energy Ltd. (Dorad) – 9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 860 MW, located south of Ashkelon, Israel.

●	Pumped storage hydro power plant (Manara) – 83.333% indirect interest in a company constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 22 - Operating Segments (cont’d)

	PV
			Ellomay Solar	Talasol		Israel (Discontinued	Bio Gas	Dorad	Manara	Total reportable		Total
	Italy	Spain	Spain	Spain	USA	operation)	Netherland	Israel	Israel	segments	Reconciliations	consolidated
	For the year ended December 31, 2023
	€ in thousands

Revenues	-	2,791	4,051	24,971	-	675	17,021	63,973	-	113,482	(64,648)	48,834
Operating expenses	-	(517)	(1,825)	(5,786)	-	(342)	(14,733)	(47,322)	-	(70,525)	47,664	(22,861)
Depreciation expenses	-	(912)	(946)	(11,459)	-	(461)	(2,670)	(5,689)	-	(22,137)	6,126	(16,012)
Gross profit (loss)	-	1,362	1,280	7,726	-	(128)	(382)	10,962	-	20,820	(10,858)	9,961

Adjusted gross profit (loss)	-	1,362	1,280	7,726	-	1,223	(382)	10,962	-	22,171	(10,986)	9,961
Project development costs												(4,465)
General and administrative expenses												(5,283)
Share of loss of equity accounted investee												4,320
Operating profit												4,533
Financing income												8,747
Financing expenses in connection with derivatives and warrants, net												251
Financing expenses, net												(12,555)
Profit before taxes on income												976

Segment assets as at December 31, 2023	40,054	12,807	18,666	231,142	6,267	28,297	31,164	97,339	169,783	635,519	(22,667)	612,852

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 22 - Operating Segments (cont’d)

	PV
			Ellomay Solar	Talasol	Israel (Discontinued	Bio Gas	Dorad	Manara	Total reportable		Total
	Italy	Spain	Spain	Spain	operation)	Netherland	Israel	Israel	segments	Reconciliations	consolidated
	For the year ended December 31, 2022
	€ in thousands

Revenues	-	3,264	3,597	32,740	1,119	12,640	62,813	-	116,173	(63,932)	52,241
Operating expenses	-	(322)	(1,399)	(8,764)	(418)	(13,186)	(47,442)	-	(71,531)	47,860	(23,671)
Depreciation expenses	-	(908)	(427)	(11,400)	(512)	(2,824)	(6,339)	-	(22,410)	6,830	(15,580)
Gross profit (loss)	-	2,034	1,771	12,576	189	(3,370)	9,032	-	22,232	(9,242)	12,990

Adjusted gross profit (loss)	-	2,034	1,771	12,576	1,565	(3,370)	9,032		23,608	(10,618)	12,990
Project development costs											(3,784)
General and administrative expenses											(5,855)
Share of loss of equity accounted investee											1,206
Operating profit											4,557
Financing income											6,443
Financing expenses in connection with derivatives and warrants, net											605
Financing expenses, net											(10,524)
Profit before taxes on income											1,081

Segment assets as at December 31, 2022	22,608	14,577	20,090	244,584	34,750	32,002	107,079	137,432	613,122	(36,965)	576,157

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 22 - Operating Segments (cont’d)

	PV
			Ellomay Solar	Talasol	Israel (Discontinued	Bio Gas	Dorad	Manara	Total reportable		Total
	Italy	Spain	Spain	Spain	operation)	Netherland	Israel	Israel	segments	Reconciliations	consolidated
	For the year ended December 31, 2021
	€ in thousands

Revenues	-	2,587	-	29,432	1,016	12,686	51,630	-	97,351	(52,646)	44,705
Operating expenses	-	(472)	-	(6,305)	(367)	(10,446)	(39,175)	-	(56,765)	39,542	(17,223)
Depreciation expenses	-	(904)	-	(10,586)	(475)	(3,135)	(5,539)	-	(20,639)	5,998	(14,641)
Gross profit (loss)	-	1,211	-	12,541	174	(895)	6,916	-	19,947	(7,106)	12,841

Adjusted gross profit (loss)	-	1,211	-	12,541	1,514	(895)	6,916	-	21,287	(8,446)	12,841
Project development costs											(2,508)
General and administrative expenses											(5,624)
Share of loss of equity accounted investee											117
Operating profit											4,826
Financing income											673
Financing expenses in connection with derivatives and warrants, net											(841)
Financing expenses, net											(27,593)
Loss before taxes on income											(22,935)

Segment assets as at December 31, 2021	1,715	13,841	14,456	247,004	38,809	34,570	118,435	107,678	576,508	(24,529)	551,979

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 22 - Operating Segments (cont’d)

Geographical information

The Company is domiciled in Israel and it operates in Israel, Spain, Italy and USA through its subsidiaries that promote, develop and own PV Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Ellomay Luzon Energy.

The following table lists the revenues from the Company’s operations in Spain, Israel and the Netherlands:

	For the year ended December 31
	2023	2022	2021
	€ in thousands
Spanish PV segment	2,791	3,264	2,587
Ellomay Solar PV segment (Spain)	4,051	3,597	-
Talasol PV segment (Spain)	24,971	32,740	29,432
Netherlands biogas segment	17,021	12,640	12,686
Total revenues	48,834	52,241	44,705

The following table lists the non-current assets, net from the Company’s operations in Spain, Israel, USA, Italy and the Netherlands:

	As at December 31
	2023	2022
Non-current assets (*)	€ in thousands
Spain	238,580	251,574
Israel	195,248	187,798
USA	6,041	-
Italy	33,711	20,363
Netherlands	25,871	26,749
Total fixed assets, net	499,451	486,484

(*)	Other than financial instruments, deferred tax assets and employee benefit assets.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 23 - Discontinued operation and Disposal Groups Held for Sale

On December 31, 2023, the Company executed an agreement to sell its holdings in the Talmei Yosef PV Plant (the “Talmei Agreement”), the entire Israel segment.

The Talmei Agreement provides for the sale of the Company’s holdings in the Talmei Yosef PV Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million (approximately €1 million) in the event the Talmei Yosef PV Plant will produce more than 18 million Kwh during 2024. The Agreement further provides for a cutoff date of June 30, 2023, and at closing the parties will determine whether an adjustment to the purchase price is required reflect the Company’s entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company. The Company does not expect a material adjustment to the purchase price.

The Talmei Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million (approximately €2.2 million) and limited to a period of 18 months from the closing date. The consummation of the sale is subject to various customary conditions to closing, including receipt of regulatory approvals and the consent of the financing entity of the Talmei Yosef PV Plant. All conditions to closing are required to be fulfilled within a period of 90 days from execution of the Talmei Agreement, which can be extended to up to 150 days under certain circumstances. On April 2, 2024, an addendum to the Talmei Agreement was executed, providing for a 45-day extension of the deadline for fulfillment of the conditions to closing and therefore setting the deadline for May 15, 2024. The Talmei Yosef PV Plant is located in southern Israel. One of the conditions to closing is the end of the war in southern Israel for a pre-determined period (based on the official definitions published by the Israeli Authorities) and that the Talmei Yosef PV Plant is physically accessible. Based on the circumstances as of the date hereof, this condition is currently fulfilled. The closing of the sale is currently expected during the second quarter of 2024. In addition, the Talmei Agreement provides that in the event that due to the current war and hostilities in Israel the facility will be damaged or its output will decrease, the buyers will have the right not to consummate the acquisition of the plant.

In connection with the expected sale of the Talmei Yosef PV Plant, the Company presents the results of the Talmei Yosef PV Plant as a discontinued operation. The assets and liabilities of the Talmei Yosef PV Plant were presented as held for sale.

The segment was not a discontinued operation or classified as held for sale as at December 31, 2022 and the comparative income statement for 2022 and 2021 has been restated to show the discontinued operation separately from continuing operations. Management committed to a plan to sell this segment at the end of 2023 following the signature of the agreement.

As at December 31, 2023, the disposal groups comprised assets of €28,297 thousand less liabilities of €17,142 thousand.

A.	Impairment losses and reversal of impairment loss

An impairment loss of €2,565 thousand on the re-measurement of the disposal group to the lower of its carrying amount and its fair value based on Talmei Agreement, based on Talmei Agreement, less costs to sell has been recognized in the statement of income.

B.	Assets and liabilities of disposal groups held for sale

Assets of disposal groups classified as held for sale

December 31
2023
€ in thousands
Cash and cash equivalents	428
Short-term deposits	12
Receivable from concession project	23,426
Trade and other receivables	587
Right-of-use asset	1,204
Intangible asset	917
Restricted cash and deposits	1,694
Long term receivables	29
Total	28,297

Liabilities of disposal groups classified as held for sale

December 31
2023
€ in thousands
Trade payables	39
Other payables	18
Lease liability	1,321
Long-term bank loans including current maturities	13,047
Deferred tax liabilities	2,717
17,142

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2023

Note 23 - Discontinued operation and Disposal Groups Held for Sale (cont’d)

D.	Results attributable to discontinued operation

	For the year ended December 31
	2023	2022	2021
	€ in thousands	€ in thousands	€ in thousands
Results of discontinued operation
Revenue	675	1,119	1,016
Operating expenses	342	418	367
Depreciation and amortization expenses	461	512	475
Gross profit (loss) from operating activities	(128)	189	174

General and administrative expenses	33	37	37
Operating profit (loss) from operating activities	(161)	152	137

Financing income	1,792	3,121	2,258
Financing expenses	1,269	2,111	1,381
Financing income, net	523	1,010	877

Results from operating activities before taxes on income	362	1,162	1,014

Taxes on income	(247)	(451)	(255)

Results from operating activities, net of taxes on income	115	711	759

Loss on adjustment to fair value	(2,565)	-	-
Tax benefit on loss from sale of discontinued operation	663	-	-

Profit (loss) for the year	(1,787)	711	759

Earnings per share
Basic earnings (loss) per share (in €)	(0.14)	0.06	0.06
Diluted earnings (loss) per share (in €)	(0.14)	0.06	0.06

Cash flows from discontinued operation
Net cash (used in) from operating activities	2,587	2,445	2,471
Net cash (used in) from investing activities	(462)	(1,327)	(604)
Net cash (used in) from financing activities	(2,127)	(2,126)	(2,099)

Net cash from (used in) discontinued operation	(2)	(1,008)	(232)

Note 24 - Subsequent Events

On January 16, 2024, the Company issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million (approximately €41 million, as of the issuance date) of the Series F Debentures, due March 31, 2030 and Series 2 Options to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). The Deed of Trust governing the Series F Secured Debentures includes requirement that the Company meet certain financial covenants and restrictions on the Company’s ability to pay dividends and additional customary provisions. The principal amount of Series F Debentures is repayable in four non-equal installment on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed annual interest at the rate of 5.5% (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive).

On April 17, 2024, the Company issued NIS 40 million par value of its unsecured non-convertible Series F Debentures, in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million, reflecting a price of NIS 0.946 per NIS 1 principal amount Series F Debentures. Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 210 million.

Dorad Energy Ltd.

Financial Statements

For the Year Ended December 31, 2023

Dorad Energy Ltd.

Financial Statements as at December 31, 2023

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

Opinion

We have audited the financial statements of Dorad Energy Ltd (“the Company”), which comprise the statements of financial position as of December 31, 2023 and 2022 and the related statements of profit or loss, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS as issued by the IASB, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

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

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise significant doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Somekh Chaikin

Somekh Chaikin
Member Firm of KPMG International

Tel Aviv
February 29, 2024

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2023	2022
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	219,246	151,481
Trade receivables and accrued income	5	211,866	238,581
Other receivables	6	12,095	32,809
Total current assets		443,207	422,871

Non-current assets
Restricted deposits	12A1B	522,319	514,543
Prepaid expenses	12A4	30,053	32,072
Fixed assets	7	3,106,550	3,253,196
Intangible assets		7,653	6,404
Right of use assets	18	55,390	57,486
Total non-current assets		3,721,965	3,863,701

Total assets		4,165,172	4,286,572

Current liabilities
Current maturities of loans from banks	8	299,203	279,506
Current maturities of lease liabilities	18	4,787	4,645
Trade payables	9	166,089	228,468
Other payables	10	31,446	11,439
Total current liabilities		501,525	524,058

Non-current liabilities
Loans from banks	8	1,995,909	2,211,895
Other long-term liabilities	12.A.6	12,943	17,529
Long-term lease liabilities	18	47,618	49,292
Provision for restoration and decommissioning	3.C.E	38,985	50,000
Deferred tax liabilities	11	278,095	215,016
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,373,710	2,543,892

Equity	13
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with shareholders		3,748	3,748
Retained earnings		643,979	572,664

Total equity		1,289,937	1,218,622

Total liabilities and equity		4,165,172	4,286,572

/s/ Michal Abadi Boiangiu	/s/ Eli Asulin	/s/ David Bitton
Michal Abadi Boiangiu	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 29, 2024.

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss for the Year Ended December 31

		2023	2022	2021
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues	14	2,722,396	2,369,220	2,103,911

Operating costs of the power plant
Energy costs		583,112	544,118	428,051
Purchases of electricity and infrastructure services		1,244,646	1,088,127	1,053,997
Depreciation and amortization		242,104	239,115	225,715
Other operating costs		186,024	157,189	114,360

Total operating costs of the power plant		2,255,886	2,028,549	1,822,123

Profit from operating the power plant		466,510	340,671	281,788

General and administrative expenses	15	27,668	24,066	24,502
Other income	12.A.18	39	-	11,603

Operating profit		438,881	316,605	268,889

Financing income		45,286	52,131	4,694
Financing expenses		209,773	271,116	219,013

Financing expenses, net	16	164,487	218,985	214,319

Profit before taxes on income		274,394	97,620	54,570

Taxes on income	11	63,079	22,340	12,844

Net profit for the year		211,315	75,280	41,726

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed (Note 12.A.17)	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937

For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Net profit for the year	-	-	-	75,280	75,280

Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622

For the year ended December 31, 2021

Balance as at January 1, 2021	11	642,199	3,748	555,658	1,201,616

Dividend distributed (Note 12.A.17)	-	-	-	(100,000)	(100,000)
Net profit for the year	-	-	-	41,726	41,726

Balance as at December 31, 2021	11	642,199	3,748	497,384	1,143,342

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows for the Year Ended December 31

	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands

Cash flows from operating activities:
Profit for the year	211,315	75,280	41,726
Adjustments:
Depreciation, amortization, and diesel consumption	245,566	242,345	228,099
Taxes on income	63,079	22,340	12,844
Financing expenses, net	164,487	218,985	214,319
	473,132	483,670	455,262

Change in trade receivables	26,715	9,991	48,875
Change in other receivables	20,714	7,480	(18,888)
Change in trade payables	(115,976)	(127,907)	22,926
Change in other payables	2,507	4,339	3,292
Change in other long-term liabilities	(4,586)	1,695	15,834
	(70,626)	(104,402)	72,039

Taxes on income paid	-	(21,795)	-

Net cash from operating activities	613,821	432,753	569,027

Cash flows from investing activities:
Proceeds from settlement of financial derivatives	8,884	13,652	392
Decrease (increase) in long-term restricted deposits	40,887	-	(53,175)
Investment in fixed assets	(102,082)	(110,715)	(72,530)
Investment in intangible assets	(3,162)	(1,810)	(2,020)
Interest received	33,501	6,433	1,584

Net cash used in investing activities	(21,972)	(92,440)	(125,749)

Cash flows from financing activities:
Repayment of lease liability principal and interest	(4,817)	(4,726)	(4,624)
Repayment of loans from banks	(253,382)	(255,705)	(210,449)
Dividends paid	(122,500)	-	(100,000)
Interest paid	(151,220)	(159,804)	(162,781)

Net cash used in financing activities	(531,919)	(420,235)	(477,854)

Net increase (decrease) in cash and cash equivalents	59,930	(79,922)	(34,576)

Effect of exchange rate fluctuations on cash and cash equivalents	7,835	29,543	(10,643)
Cash and cash equivalents at beginning of year	151,481	201,860	247,079

Cash and cash equivalents at end of year	219,246	151,481	201,860

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 1 - General

A.	Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation. The Company’s official address is 13 Ben Gurion Street, Bnei Brak.

The Company’s shareholders are as follows:

Eilat Ashkelon Infrastructure Services Ltd. (hereinafter – EAIS) – 37.5%

Zorlu Enerji Elektrik Uretim A.S (a foreign company) (hereinafter – Zorlu) – 25%

Ellomay Luzon Infrastructure Energy Ltd. (hereinafter – “Ellomay”) – 18.75%

Edelcom Ltd. (hereinafter – Edelcom) – 18.75%

B.	Definitions

In these financial statements –

●	Related party - As defined in International Accounting Standard 24 (Revised 2009) regarding related parties.

●	Interested parties – Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

●	All references to laws, regulations, court proceedings refer to the State of Israel, unless otherwise indicated.

C.	Licenses and legal environment

1	The construction of the power plant was officially designated a “National Infrastructure” Project, as defined in paragraph 1 of the Planning and Building Law-1965 by the Prime Minister, Minister of Finance and Minister of the Interior. In July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructures approved the building permit for the establishment of a power station. (Building License No. 2-01-2008).

On April 13, 2014, upon completing the construction of the power plant, the Public Utilities Authority - Electricity (“PUA”) passed a resolution by which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water (“Minister of Energy”). Accordingly, on May 12, 2014, the Company was issued production licenses for 20 years with an option to extend for an additional period and a supply license for one year. On May 19, 2014, after receiving the licenses, the Company began commercial operation of the station.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 1 - General (cont’d)

C.	Licenses and legal environment (cont’d)

2	On December 26, 2022, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2023” by which the average production component will decrease by about 0.7%, compared with the average production component published by the PUA in August 2022 and which was valid up to and including the month of December 2022. On January 26, 2023, the PUA published an update to the aforementioned decision according to which the average production component decreased by approximately 1.2% compared with the aforementioned rate. On March 26, 2023, the PUA published an update to the aforementioned decision according to which the average production component decreased by about 1.4% compared with the rate in the previous decision, which came into effect as of April 1, 2023, and for the rest of 2023 (see also Note 12.A.15). After the reporting date, on January 29, 2024, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2024” by which the average production component will decrease by about 1% compared with the average production component published by the PUA in March 2023 and which was valid up to and including January 2024.

D.	Iron Swords war

On October 7, 2023, a surprise attack was launched by the Hamas terrorist organization against the State of Israel, following which an extensive mobilization of reserves was carried out and the Israeli government declared a state of war (“Iron Swords War”). During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel fell several times in the territory of the power plant, which caused immaterial damage to property and equipment but did not impact the regular operation of the power plant.

The security situation resulted in a decrease in the scope of economic and business activity in the country and caused, among other things, a disruption in the supply and production chain, a decrease in the scope of national transportation, a shortage of personnel as well as a decrease in the value of financial assets and an increase in the exchange rate of foreign currencies relative to the shekel.

The Company estimates at this stage, based on the information it has as of the date of approval of the financial statements, that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Since this is an event that is not under the control of the Company and matters such as the fighting continuing or stopping may affect the Company’s assessments, as at the reporting date the Company is unable to assess the extent of the effect of the war on its business activities and on its medium and long term results. The Company is continuing to regularly follow developments on the matter and is examining the effects on its operations and the value of its assets.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements were authorized for issue by the Company’s Board of Directors on February 29, 2024.

B.	Functional and presentation currency

These financial statements are presented in NIS, which is the Company’s functional currency, and have been rounded to the nearest thousand. The NIS is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The financial statements have been prepared on the historical cost basis except for the following assets and liabilities:

●	Derivative financial instruments measured at fair value through profit or loss.

●	Deferred tax liabilities.

●	Provisions

For further information regarding the basis of measurement of the above assets and liabilities, see Note 3, regarding Significant Accounting Policies.

D.	Use of estimates and judgments

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

Useful lives of fixed assets and residual value

On May 19, 2014, the construction of the power plant was completed and is available for use as of that date and therefore as of that date, the systematic depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant component of fixed assets as described in Note 3.C.3 below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, are evaluated by the Company, at least once per reporting year and adjusted when necessary.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 2 - Basis of Preparation (cont’d)

D.	Use of estimates and judgments (cont’d)

Assessment of the probability of contingent liabilities

The Company creates provisions or reverses provisions in respect of contingent liabilities Among other things, based on the premise whether it is more likely than not that an outflow of economic resources will be required in respect of those liabilities. See Note 12.

E.	Operating cycle period

The Company’s normal operating cycle is one year. As a result, current assets and current liabilities include items the realization of which will take place within the Company’s normal operating cycle.

Note 3 - Significant Accounting Policies

The accounting policies set out below have been applied consistently by the Company for all periods presented in these financial statements.

A.	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

B.	Financial instruments

1.	Non-derivative financial assets

Classification and measurement of financial assets and financial liabilities, initial recognition and measurement

The Company initially recognizes trade receivables at the time of their creation. The rest of the financial assets and financial liabilities are initially recognized on the date that the Company becomes a party to the contractual terms of the instrument. In general, a financial asset is initially measured at fair value plus, in the case of a financial asset not presented at fair value through profit and loss, transaction costs directly attributable to the acquisition or issue of the financial asset. A trade receivable that does not include a significant financing component is initially measured at the transaction price.

Financial assets - classification and subsequent measurement

The Company has balances of trade receivables and other receivables held within the framework of a business model whose objective is the collection of contractual cash flows. The contractual cash flows in respect of these financial assets include only principal and interest payments reflecting consideration for the time value of the money and the credit risk. Accordingly, these financial assets are measured at amortized cost and their effect is carried to profit and loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

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

Economic hedging

Hedge accounting is not applied to derivative instruments used to economically hedge financial assets and financial liabilities denominated in foreign currency. Changes in the fair value of these derivatives are recognized in profit or loss, as financing income or expenses.

4.	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, is remeasured every period in accordance with the actual increase/decrease in the CPI.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets

1.	Recognition and measurement

Fixed asset items are measured at cost less accumulated depreciation and accumulated impairment losses.

The cost of self-constructed assets includes costs directly attributable to the assets, direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, estimates of dismantling and restoration costs of the items, and capitalized borrowing costs. During the commissioning period, the Company capitalized costs and revenues incurred as a result of competence tests attributed to the power plant.

Spare parts, auxiliary equipment and backup equipment are classified as fixed assets once they meet the definition of fixed assets in accordance with IAS 16, otherwise they are classified as inventory.

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

Changes in the obligation to dismantle and remove the items and to restore the site on which they are located, other than changes deriving from the passing of time, are added to or deducted from the cost of the asset in the period in which they occur. The amount deducted from the cost of the asset shall not exceed the balance of the carrying amount, and any balance is recognized immediately in profit or loss.

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

As mentioned in Note 1.C.1 the Company began depreciating the fixed assets on the day the power plant began operating in accordance with the depreciation rates listed below. Depreciation is recognized in the profit and loss statement on a straight-line basis (unless otherwise stated) over the estimated useful life of each significant part of the fixed asset, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

The estimated useful lives for the current period are as follows:

Depreciation rates
Buildings and permanent connections	4%
Turbine components	4% or by operating hours
Machinery, equipment and apparatus	Mainly 4%
Monitoring station	10%
Spare parts	4%
Backup diesel	Upon usage
Leasehold improvements	10%

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted when necessary.

D.	Impairment

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

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset or cash-generating unit, for which the estimated future cash flows from the asset or cash-generating unit were not adjusted.

E.	Provisions

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

Provision for decommissioning and restoration – The Company recognized a provision for decommissioning and restoration costs regarding its obligation under the lease agreement of the land on which the power plant is located. Changes to this provision arising from changes in the interest rate are recognized against the fixed assets.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

F.	Indemnification asset

The Company recognizes indemnification assets for damages and faults caused to turbines at the power plant and for loss of profits if it is virtually certain that the indemnity will be received.

G.	Revenues

The Company’s revenues mainly include revenues from selling electricity to end customers and to the IEC and from providing availability to the system manager.

The Company recognizes revenues when the customer obtains control over the promised goods or services, when the electricity reaches the customers and when the availability is put at the disposal of the system manager. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties.

Identifying the contract

The Company accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying the obligations attributable to them.

(b)	The Company can identify the rights of each party in relation to the goods or services that will be transferred.

(c)	The Company can identify the payment terms for the goods or services that will be transferred.

(d)	The contract has a commercial substance.

(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the goods or services transferred to the customer, will be collected.

For the purpose of paragraph (e) the Company examines, inter alia, the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

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

The Company identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Company’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Company examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract. In contracts with customers for the sale of electricity, the Company has identified one performance obligation in each contract.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

G.	Revenues (cont’d)

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

Satisfaction of performance obligations

Revenue is recognized when the Company satisfies a performance obligation by transferring control over promised goods or services to the customer. The Company transfers control over the services at a point in time, and accordingly recognizes revenues at a point in time.

Determining the transaction price

The transaction price is the amount of consideration that the Company expects to be entitled to in exchange for the transfer of goods or services promised to the customer, other than amounts collected for the benefit of third parties. When determining the transaction price, the Company takes into account the effects of all of the following: variable consideration and consideration payable to the customer.

H.	Income tax expense

Income tax expense is comprised of deferred taxes.

Deferred taxes are recognized with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The measurement of deferred tax reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. The measurement of deferred taxes reflects the tax consequences that will result from the way the Company expects, at the end of the reporting period, to restore or remove the carrying amounts of assets and liabilities. Deferred tax is measured at the tax rates expected to apply to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. A deferred tax asset is recognized for tax loss carry forwards, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

I.	Leases

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

Contracts that award the Company control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Company recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments that do not depend on an index or a rate), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments, plus initial direct costs incurred in respect of the lease.

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

Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index, the balance of the liability is adjusted against the right-of-use asset.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 3 - Significant Accounting Policies (cont’d)

I.	Lease (cont’d)

(5)	Depreciation of right-of-use asset

After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: land 20.4 years, and offices 3.5 years.

J.	Financing income and expenses

Financing expenses include interest expenses on borrowings, fees and changes in time value of provisions. In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Foreign currency gains and losses on financial assets and financial liabilities, changes in the fair value of financial assets at fair value through profit or loss, and gains (losses) on hedging instruments that are recognized in profit or loss are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

K.	Initial application of new standards, amendments to standards and interpretations

(1)	Amendment to IAS 12, Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction

The Amendment narrows the scope of the exemption from recognizing deferred taxes as a result of temporary differences created at the initial recognition of assets and/or liabilities, so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

As a result, the company will need to recognize a deferred tax asset or a deferred tax liability for these temporary differences at the initial recognition of transactions that give rise to equal and offsetting temporary differences, in lease transactions and provisions for decommissioning and restoration.

The Amendment is applicable for annual periods beginning on January 1, 2023, for deferred taxes arising from leases and liabilities for decommissioning and restoration. The application of the amendment did not have a material effect on the financial statements.

(2)	Amendment to IFRS 16, Leases: Lease Liability in a Sale and Leaseback

The amendment clarifies the accounting treatment of variable payments of a seller-lessee in a sale and leaseback transaction. According to the amendment, a seller-lessee shall include estimates of variable lease payments upon the initial measurement of the lease liability, and subsequent to initial recognition, it shall apply the subsequent measurement requirements to the lease liability, in a way that it does not recognize any gain or loss that relates to the right-of-use it retains.

The amendment is applicable as from January 1, 2024, with possibility for early adoption. In the opinion of the Company, application of the amendment is not expected to have a material effect.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 4 - Cash and Cash Equivalents

	December 31
	2023	2022
	NIS thousands	NIS thousands

Balances in banks	7	15
Deposits on demand	219,239	151,466

	219,246	151,481

Note 5 - Trade Receivables and Accrued Income

	December 31
	2023	2022
	NIS thousands	NIS thousands

Trade receivables	15,061	3,372
Accrued income	197,148	235,552

Provision for impairment	(343)	(343)

	211,866	238,581

Note 6 - Other Receivables

	December 31
	2023	2022
	NIS thousands	NIS thousands

Government institutions	55	1,634
Indemnification asset for insurance	-	11,252
Advances to suppliers	1,039	594
Prepaid expenses	11,001	19,329

	12,095	32,809

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 7 - Fixed Assets

A.	Composition

	Power plant	Furniture and equipment	Leasehold improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2022	*4,782,299	3,429	836	4,786,564

Additions	110,650	65	-	110,715
Disposals	(37,294)	-	-	(37,294)
Balance as at December 31, 2022	4,855,655	3,494	836	4,859,985

Additions	101,887	195	-	102,082
Provision for restoration and decommissioning (see note C)	(11,057)	-	-	(11,057)
Disposals	(44,086)	-	-	(44,086)
Balance as at December 31, 2023	4,902,399	3,689	836	4,906,924

Depreciation and impairment losses
Balance as at January 1, 2022	*1,404,707	2,805	586	1,408,098

Depreciation for the year	235,610	290	85	235,985
Disposals	(37,294)	-	-	(37,294)
Balance as at December 31, 2022	1,603,023	3,095	671	1,606,789

Depreciation for the year	237,399	187	85	237,671
Disposals	(44,086)	-	-	(44,086)
Balance as at December 31, 2023	1,796,336	3,282	756	1,800,374
Carrying amounts
As at December 31, 2022	3,252,632	399	165	3,253,196
As at December 31, 2023	3,106,063	407	80	3,106,550

B.	Liens

See Note 12.C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

*	Reclassified - Deductions were made of the cost and the accumulated depreciation in identical amounts, for old assets that were fully depreciated in previous periods.

C.	Provision for restoration and decommissioning

During 2023, an update was made to the liability for restoration and decommissioning against a decrease in fixed assets in the amount of approximately NIS 11 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 8 - Loans from Banks

C.	Provision for restoration and decommissioning (cont’d)

This note provides information regarding the contractual terms of the Company’s bank loans measured at amortized cost. Further information on the Company’s exposure to interest and liquidity risks is included in Note 17 on financial instruments (see Note 12.A.1).

Loans and borrowings - details regarding interest rates and linkage

	Currency and	December 31, 2023 Effective	Carrying amount as at December 31
	linkage base	interest	2023	2022
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked NIS	5.1%	2,295,112	2,491,401
Less current maturities (including accrued interest as at December 31)			299,203	279,506
			1,995,909	2,211,895

Note 9 - Trade Payables

	December 31
	2023	2022
	NIS thousands	NIS thousands
Open debts	24,266	51,555
Accrued expenses	141,823	176,913
	166,089	228,468

Note 10 - Other Payables

	December 31
	2023	2022
	NIS thousands	NIS thousands
Government institutions	2,435	-
Accrued expenses (*)	10,098	9,876
Other payables	1,413	1,563
Dividend payable	17,500	-
	31,446	11,439

(*) Including accrued expenses due to related and interested parties (see note 19)	1,826	1,617

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 11 - Taxes on Income

A.	Details regarding the tax environment of the Company

(1)	The tax rate that is relevant to the Company in the years 2021-2023: 23%

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

(2)	The Company is an “Industrial Company” as defined in the Law for the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands
Tax expenses for previous years	-	-	20,466
Deferred tax expense (income)	63,079	22,340	(7,622)
Total tax expense	63,079	22,340	12,844

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as stated above. The movement in deferred tax assets and liabilities is attributable to the following items:

		Provisions
		and other
	Fixed	temporary	Carry-forward
	assets	differences	tax losses	Total
	NIS thousands
Balance of deferred tax asset (liability) as at January 1, 2022	(249,597)	12,356	44,565	(192,676)

Changes recognized profit or loss	(56,969)	135	34,494	(22,340)

Balance of deferred tax asset (liability) as at December 31, 2022	(306,566)	12,491	79,059	(215,016)

Changes recognized profit or loss	(54,248)	(2,386)	(6,445)	(63,079)

Balance of deferred tax asset (liability) as at December 31, 2023	(360,814)	10,105	72,614	(278,095)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 11 - Taxes on Income (cont’d)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	274,394	97,620	54,570

Statutory tax rate of the Company	23%	23%	23%

Tax calculated according to the Company’s statutory tax rate	63,111	22,453	12,551

Non-deductible and other expenses (exempt revenue)
	(32)	(113)	293

Income tax expense	63,079	22,340	12,844

E.	Carry-forward tax losses

The total amount of carry-forward tax losses from business as at December 31, 2023 is approximately NIS 316 million (as of December 31, 2022 – NIS 345 million). The Company has recorded deferred taxes in respect of these losses, since the Company expects to utilize them against taxable income for tax purposes that will be created for the Company in the foreseeable future.

F.	Tax assessments

The Company has final tax assessments up to and including 2020.

On December 30, 2021, the Company signed a final assessment agreement for the years 2015-2020 with the Tax Authority which determined the treatment of the power plant’s depreciation throughout the period of its operation. It was determined that the Company would adjust depreciation expenses in the amount of approximately NIS 1,871 million so that a tax liability was created for the Company for the 2020 tax year in the amount of approximately NIS 22 million including interest and linkage. According to the agreement, the amortization expenses adjusted as stated above will be allowed for deduction to the Company as a current business expense in equal parts starting from January 1, 2021, for a period of 5 years, NIS 374 million each year. It is also stipulated in the agreement that in connection with the arbitration procedure, for which a derivative claim was filed (as described in Note 12.A.9), the Company will reflect the results of the arbitral award in the first tax report it submits after the date of the ruling and resolution of the claim in a final and absolute manner.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees

A.	Commitments and liabilities

1.	Financing agreements

On November 29, 2010 (hereinafter: “the Financial Closing Date”), the Company signed a financing agreement and several related agreements with Bank Hapoalim Ltd. as the financial organizer, Clal Credit and Financing Ltd. from the Clal Insurance Enterprises Holdings Ltd. group as the organizer of the institutional consortium and a consortium of banks and institutional investors (hereinafter: “the Financing Parties”) to provide financing in the amount of up to NIS 3,850 million linked to the CPI, though not more than 80% of the costs of construction of a power plant for generating electricity in Ashkelon, subject to the terms of the provisions of the financing agreement and the related agreements (hereinafter: “the Financing Agreements”). Likewise, bank guarantees will be provided to third parties according to the project documents. The financing agreement includes representations and warranties concerning the Company and the project where breaching these representations and warranties is likely to lead, inter alia, to a demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license.

Accordingly, the Company is required to comply with the following coverage ratios every May 27 and November 27:

1.	The Company is required to maintain a debt coverage ratio of 1.1:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period.

2.	The Company is required to maintain a minimal loan life coverage ratio of 1.1:1.

As at December 31, 2023, in accordance with the Company’s cash flow forecasts, the Company is in compliance with the above coverage ratios

According to the Company’s financing agreement, the annual interest rate on the Company’s debt to the financing corporations is updated every three years, according to the Company’s rating. On April 4, 2023, the rating company S&P Maalot updated the Company’s debt rating outlook to ILAA-/Negative. The updating of the aforementioned forecast had no effect on the Company’s interest rate. Insofar as there is no change in the Company’s rating, the interest rate will continue to be about 5.1% and if the rating is lowered the interest rate will rise to about 5.5%.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

1.	Financing agreements (cont’d)

Within the framework of signing the Financing Agreements, other agreements related to the financing agreement were signed as follows:

a.	Capital Injection Agreement and a Subordinated Loan Agreement

These agreements include the obligation of the shareholders towards the Company and the Financing Parties, to inject, separately, and each according to their relative share, from time to time and in parallel with each request to draw from the financing facilities, a total of up to approximately 20% cash (hereinafter:” the Shareholders Investment”), and this either for the issuance of shares or as shareholders’ loans, which in any case, will be subordinate to and pledged to the obligations of the Company towards the Financing Parties, according to the terms of the agreements. According to the Capital Injection Agreement and as security for the commitment of the shareholders to provide their relative portion of the Shareholders’ Investment, the shareholders provided on the same date, cash and bank guarantees in the amount of their obligation to inject the Shareholders’ Investment; this, less any equity provided to the Company prior to that date. The Capital Injection Agreement includes representations and obligations with regards to the shareholders and the project where their breach is likely to lead, inter alia, to a demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. According to the Subordinated Loan Agreement, any shareholder loan will be linked to the CPI and bear interest at an annual rate of 10%. In addition, it was agreed that any distribution to the shareholders, including loan repayments, will be subject to the compliance of the Company with the financial covenants set forth in the financing agreements. During the reporting period there was no change in the relative holdings of the shareholders. Within the framework of the financing agreement, there is a lien on all the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

b.	Account agreement

The agreement sets the establishment of the project accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the reserve funds, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The reserve funds are a debt service fund, a heavy maintenance fund, a fund for regulation fines and a distribution fund. As at December 31, 2023, the balances of the deposits for the reserve funds are: NIS 228 million in the debt service fund, NIS 207 million in the heavy maintenance fund, NIS 76 million in the distribution fund and NIS 11 million in the regulation fines fund. These amounts are classified in the statement of financial position as “long-term restricted deposits”.

2.	Agreement to lease land

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its commercial operation. In the same year and in the framework of the agreement, the Company paid EAIS an amount of NIS 3,047 thousand in respect of its share in the lease payments that were paid by EAIS to the Israel Lands Administration. According to the provisions of IFRS 16 the carrying amount of this payment is classified as “long-term prepaid expenses” and is amortized over the lease period. During 2010 the Company signed an addendum to the agreement. According to the addendum to the agreement, in exchange for the lease of the land on which the power plant was constructed the Company will pay an annual amount of NIS 3,705 thousand linked to the Consumer Price Index over a period of 25 years from the date of commercial operation. See also Note 19 Related Parties. The land lease is accounted for according to IFRS 16 (see Note 18, Leases).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

3.	O&M Agreement

An agreement between the Company and the Eilat-Ashkelon Power Plant Services Company - EAPPS (“the Maintenance Contractor”) for the operation and maintenance of the power plant for a predetermined monthly payment defined in the Agreement for a period of 24 years and 11 months commencing the date of receipt of the production license. The Maintenance Contractor will transfer some of the larger maintenance projects to a subcontractor (Zolru O&M) under a separate agreement, however it will retain full responsibility towards the Company with respect to all of its obligations under the agreement.

During 2013, the Maintenance Contractor entered into a sub-contracting agreement with EZOM Ltd., a related party held by related companies, by which the current operation and maintenance work of the power plant will be transferred to it the maintenance contractor will retain full responsibility regarding its obligations toward the Company.

During August 2016 and in accordance with a price review mechanism included in the O&M agreement, the prices of some of the items included in the agreement were updated. The update was applied retroactively from the beginning of 2016.

In December 2017, an agreement was signed between EAPPS and EZOM Ltd which replaced EAPPS. The terms of the agreement are the same as the agreement with EAPPS.

On November 29, 2022, the EAPPS agreement was assigned to EAIS. On August 22, 2022, the operating contractor announced that on August 15, 2022, the name of the company was changed from EZOM Ltd to Edeltech O&M Ltd. The Company was also informed that 25% of the ordinary shares in the Maintenance Contractor, which confer voting rights, were transferred to Edeltech Holdings 2006 Ltd., which from that date owns 100% of the issued and paid-up share capital of the Maintenance Contractor.

4.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which the government company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. In accordance with the agreement, the Company paid connection fees in the amount of NIS 47 million which was recognized as long-term prepaid expenses and will be amortized over the operating period. In addition, according to the agreement, the Company is obligated to pay INGL, commencing from the date of completing the connection in November 2013, a monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline.

5.	Diesel Storage agreement

The Company has an agreement with Europe Asia Pipeline Company Ltd (hereinafter: “EAPC”) regarding storage of diesel on its premises.

According to the agreement, the Company will store diesel at the quantities needed by it both as a backup of alternative fuel as required by Electricity Market Regulations and for the Company’s current needs in an overall estimated amount of 14,000 cubic meters pursuant to the conditions and periods set forth in the agreement.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas

On October 15, 2012, the Company entered into an agreement with the partners in the Tamar license (“Tamar”) by which, in accordance with the mechanisms set forth in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

As of December 31, 2014, the financial scope of the Company’s commitment to purchase gas from the date of its flow, as defined in the agreement, until the actual consumption of gas begins is estimated at NIS 100,800 thousand. This commitment was not recognized in the Company’s books. However, in accordance with the agreement, if the Company does not actually consume the minimum quantity it has undertaken, it will be required to consume this quantity, in addition to the minimum gas quantity to which the Company is obligated each year during the following three years.

On April 30, 2015, the Company received a notification from Tamar whereby the “interim period”, as defined in the agreement, began on May 5, 2015. Pursuant to the agreement, during the interim period, the supply of gas to the Company will be subject to the quantities of natural gas that will be available to Tamar at that time after supplying natural gas to other customers of Tamar with which contracts for the supply of natural gas were signed prior to the signing of the agreement with the Company. The interim period will end when Tamar completes, should it ultimately complete, a project for expansion of the supply capacity of a system for treatment and transfer of natural gas from the Tamar reserve, upon fulfillment of the preconditions detailed in the agreement. On November 26, 2016, the Company received notification from Tamar whereby the interim period will end on September 30, 2020. On April 2, 2019, the Company entered into an addendum to the agreement with the partners in the Tamar license (“Tamar”) according to which the gas quantities specified in the addendum to the agreement that the Company purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the instructions of the framework for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of the Leviathan, Karish and Tanin natural gas fields and additional fields from August 16, 2015 (“Gas framework”). The addendum to the agreement was subject to certain suspending conditions which were fulfilled in July 2019. On January 22, 2020, the Company received notification from Tamar that the “Interim Period” will end on March 1, 2020. According to the notification and the terms of the agreement, Tamar will consider the Company as a permanent customer commencing from the end of the “Interim Period”.

On March 22, 2021, the Company and the partners in the Tamar reservoir (hereinafter: “Tamar”) signed an amendment to the agreement to purchase gas from the Tamar reservoir in which the parties agreed on the amount of gas that the Company will purchase from the Tamar reservoir as from January 1, 2022. The agreement also provides that in respect of that agreement the Company will be entitled to compensation in the amount specified in the agreement. The compensation was received in the third quarter of 2021 and is presented in the other payables item and in the long-term liabilities item.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas (cont’d)

On April 5, 2021, the Company entered into an additional gas purchase agreement with Tamar pursuant to which the Company is entitled to purchase additional quantities of gas from Tamar over a period of 4 years ending on April 5, 2025. As part of the agreement, the Company will receive a grant in the amount specified in the agreement, which depends partly, among other things, on the amount of gas consumption quantities determined in the agreement. Half of the grant was received in the first quarter of 2022 and is presented in the other payables item and in the long-term liabilities item, and half on the date of termination of the contract after meeting the conditions according to the agreement.

The addendum to the agreement and the additional agreement were subject to certain suspending conditions that were met on July 14, 2021. The grant and the compensation will be recognized in profit or loss as a decrease in energy costs over the periods specified in the addendum and the additional agreement.

7.	Agreement to sell electricity

As at the reporting date the Company has agreements to sell electricity at the full production capacity of the power plant. The electricity delivery agreements are, mainly, based on a reduced rate compared to the rate applicable to electricity consumers in the general market, as defined by the Authority for Public Services-Electricity.

8.	Property tax assessments in respect of the plant

In 2014 the Company signed a settlement agreement with the Ashkelon Municipality which determined the annual municipal tax rate up to and including 2025.

On March 1, 2022, the Company received a municipal rate assessment from the Ashkelon Municipality for the years 2019-2022 in the amount of approximately NIS 18 million (of which a total of NIS 13.9 million is attributed to the years 2019-2021) that it claims is due to both an error in the size of the property of the Ashkelon power plant on which the Company pays municipal taxes and in its classification. On March 6, 2022, the Company filed an objection with the Ashkelon Municipality’s municipal rate director regarding these charges. In this objection, it was argued, among other things, that in 2015 the Company had signed a compromise agreement with the Ashkelon Municipality that arranged the payment of municipal rates until 2025 and which must be acted upon and that there is no basis for correcting the assessment. The director of property taxes rejected that argument in a reply to the objection, and an appeal was filed against this reply to the Appeals Committee for Property Tax Affairs. In the opinion of the Company’s management, based on the position of the Company’s legal advisers, if the Company’s objection is not fully accepted there is a probability exceeding 50% that the Company will not be required to pay more than NIS 1.5 million for the said assessment. During the year 2022, the Company included a provision in the said amount.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration

On April 12, 2015, the Company received two letters from representatives of Dori Energy (hereinafter- “The Representatives”) that were addressed to the Company’s Chairman of the Board. In these letters, the Company is requested to take legal action to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S. and the construction contractor of the Dorad power station, Wood Group (EPC contractor). On July 16, 2015, after the request of the Representatives was not accepted, the Representatives filed with the court a motion to approve a derivative claim in the name of the Company against Zorlu (including the representatives of Zorlu on the Company’s Board of Directors) and the EPC contractor. In the framework of the motion to which also the derivative claim was attached, the Representatives demanded that documents and information regarding the engagement between Zorlu and the EPC contractor be disclosed and handed over.

On November 15, 2015, the Company filed its reply in which it reiterated its position that the motion for approval of the derivative claim should be denied.

On January 12, 2016, the Representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsburg (a director in the Company) and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsburg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company’s Board of Directors. It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the Representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of the Company with respect to the Company’s financial damages, after they receive all the documents and information they are requesting. On April 20, 2016, a court hearing was held that focused on the motion to amend the derivative claim that was filed by the Representatives. At the end of the hearing, the court accepted the motion to amend the derivative claim so that the amended derivative claim is now on the agenda. At the end of July 2016, the respondents filed their responses to the court regarding the amended motion to approve a derivative claim. In accordance with their responses, they deny the allegations included in the motion and according to them they did not do any injustice to the Company and therefore the Company has no cause of action against them. On December 27, 2016, following negotiations between the parties, an arbitration agreement was signed between the parties in which it was agreed to transfer the proceeding to arbitration and on January 3, 2017, the Representatives filed a motion to cancel the proceedings which was approved by the Supreme Court on January 8, 2017.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

a)	Petition to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration (cont’d)

Following the nomination of the new arbitrator (see Note 12.A.9.e) on April 30, 2019, a preliminary meeting was scheduled with the new selected arbitrator. During the year 2020 and the year of the report, several hearings and evidentiary hearings were held that included the summoning of witnesses. On February 15, 2021, the arbitrator approved the plaintiff’s request for a change of litigant, so that in place of the late Hami Rafael, Rani Friedrich will come as a litigant in the legal proceedings. On October 31, 2021, Edelcom’s summaries were filed in its lawsuit, as well as the plaintiffs’ summaries in Dori and Rafael’s lawsuit. On March 10, 2022, the Company submitted summaries on its behalf, in which it reiterated its position, according to which, in view of the circumstances of the arbitration proceeding, it does not take any position on it and leaves the decision on it to the discretion of the arbitrator. Also, in accordance with the arbitrator’s decision, the Company submitted a notice regarding the legal expenses paid as part of the arbitration proceeding in the amount of approximately NIS 6 million.

On June 28, 2023, the arbitrator issued an arbitration ruling, according to which the requests for approval of a derivative claim on behalf of EAIS and Dori Energy were accepted, and also the derivative claim was accepted in part, according to which Zorlu, Mr. Ori Edelsburg, Edelcom and Edeltech (hereinafter: “the defendants”), jointly and severally, were required to return to the Company an amount of USD 100 million, which bears interest according to the Adjudication of Interest and Linkage Law and its regulations from January 1, 2013, until the actual date of payment. In addition, in the arbitration ruling, the defendants were required, jointly and severally, to pay expenses to the plaintiffs in the amount of NIS 20 million plus VAT as well as 80% of the Company’s actual expenses in respect of the arbitration, whereas EAIS, Dori Energy, Dori Group, Mr. Rani Friedrich and Ellomay, jointly and severally, will bear 20% of the Company’s actual expenses in respect of the arbitration.

On July 4, 2023, and on July 5, 2023, the parties to the arbitration (except the Company) applied to the Honorable Judge (retired) Mr. Asher Grunis (hereinafter: “Mr. Grunis”) to accept to act as an appeals court on the arbitration ruling of the Honorable Judge (retired) Yitzhak Inbar, according to the arbitration agreement. On July 6, 2023, Mr. Grunis announced that he accepts the appointment. Mr. Grunis determined that the deadline for filing appeals would be November 13, 2023. On November 15, 2023, the parties submitted letters of appeal against the arbitrator’s decision, the responses of the other parties to the appeals will be submitted by February 29, 2024, and response letters to the responses to the appeals will be submitted by May 6, 2024. The preliminary hearing is scheduled for May 30, 2024. In the Company’s estimation, based on the opinion of its legal advisors, at this stage it is not possible to knowledgeably assess the results of the appeal proceeding. Accordingly, the effect of the aforementioned arbitration ruling has not yet been included in the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

b)	Third party notice from Zorlu within the arbitration

On April 30, 2017, Zorlu sent a third-party notice to the Company, Dori Energy and Dori Group, according to which, to the extent the claim of Dori Energy is accepted, it will insist on all the rights it had in connection with its right to construct the power plant, including the right to the profits it would have received as a result of the construction, in such a manner that the third parties will owe Zorlu. In accordance with the aforementioned arbitration ruling, the request for a third party notification on behalf of Zorlu was rejected. See Section 12.A.9.a regarding the Company’s assessment of the results of the arbitration proceeding.

c)	Petition to Approve a Derivative Claim filed by Edelcom within the arbitration

On July 25, 2016, Edelcom submitted an application for approval of a derivative claim on behalf of the Company against U. Dori Group Ltd, presently Amos Luzon Development and Energy Group Ltd. (hereinafter: “the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). Edelcom’s claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power plant project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power plant is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”).

According to Edelcom, Dori Group holds the Company through Dori Energy, which on November 25, 2010, entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”). In addition, according to Edelcom, when the Dori Energy investment agreement was signed Ellomay received management rights in Dori Energy that are equal to those of the Dori Group while at the same time Ellomay formally held only 40% of the issued share capital of Dori Energy and therefore it was expected that the management rights granted to it would correspond to its holding rate in Dori Energy at that time. In view of the aforesaid, according to Edelcom the Dori Group holdings have fallen below 10% and it has therefore breached its commitment according to the entrepreneurship agreement. On January 4, 2017, following the signing of an arbitration agreement in which the parties agreed to transfer the claim to an arbitration proceeding, a request was filed to the court by the parties for cancellation of the claim. In accordance with the aforementioned arbitration ruling, the request for a Derivative Claim on behalf of Edelcom was rejected. See Section 12.A.9.a regarding the Company’s assessment of the results of the arbitration proceeding.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

d)	Statement of Claim filed by Edelcom within the arbitration

On July 27, 2017, Edelcom submitted a lawsuit against Amos Luzon Group, Dori Energy and Ellomay (“Defendants”), in respect of the transfer of Company shares contrary to the provisions of the shareholders’ agreement that was signed between the Company and its shareholders on November 25, 2010 (hereinafter: “Shareholders’ Agreement”). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders’ agreement by entering into an investment agreement pursuant to which shares were allotted contrary to the mechanism set forth in the shareholders’ agreement, which is the basis for Edelcom’s motion to approve a derivative claim as described above. Edelcom is requesting various declaratory remedies and an operative remedy that includes enforcing the sanctions set forth in the shareholders’ agreement, issuing an order directed to the Company and ordering it to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the Company, including dividends or repayment of a shareholders’ loan, and an order addressed to the Company that orders it to suspend the late Mr. Menachem Refael from his position as a director in the Company on behalf of Dori Energy and prohibit the late Mr. Refael from being present or voting in the board meetings of the Company. The parties agreed that this claim too would be transferred to an arbitration proceeding. On October 22, 2019, an arbitration ruling was issued in the Edelcom claim regarding the right of refusal to delete the claim.

e)	Statement of Claim filed by Edelcom and Zorlu

On March 28, 2018, Zorlu and Edelcom filed a motion to remove the arbitrator from her position. On October 22, 2018, the District Court rejected the demand that the arbitrator be removed from her position. On February 12, 2019, the Supreme Court accepted the appeal of Zorlu and Edelcom and the arbitrator was removed from her position.

10.	Malfunctions in production units

1.	In November 2018, a malfunction was discovered in the generator of one of the two steam turbines of the power station following which that turbine was temporarily out of use until its repair in February 2019. This failure did not have a material adverse effect on the Company’s operations. In 2019, the Company recognized an indemnification asset in the amount of NIS 5.3 million (USD 1.5 million) for this failure which was fully paid in 2019 and 2020. In 2021, the Company recognized an additional indemnification asset in the amount of approximately NIS 20 million (USD 6.5 million) which was received in full in 2022. In addition, in 2022, the Company recognized an additional insurance indemnification asset for the aforementioned malfunction in the amount of approximately NIS 9 million (approximately USD 2.6 million). In 2023, the Company received from the insurance company a total of approximately NIS 21 million (approximately USD 6 million) which exceeds the amount that was recorded as an indemnification asset in 2022.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

10.	Malfunctions in production units (cont’d)

2.	On January 26, 2022, a malfunction was discovered in the components of one of the power plant’s gas turbines so that this turbine was temporarily out of use. The malfunction did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the said components in the amount of approximately NIS 10 million, which was included in profit or loss in the first quarter of 2022 in the depreciation and amortization item, and accordingly in the first, second and third quarters of 2022 the Company replaced these components with refurbished components at a cost of approximately NIS 20 million. On January 12, 2023, the Company sent to the Company’s maintenance contractor a demand for compensation for the aforementioned damages that were caused to the Company in the amount of approximately USD 4.6 million, which are not insured, on the grounds that the damage was caused by the negligence of the maintenance contractor.

On February 5, 2023, the maintenance contractor rejected the Company’s demand and proposed an arbitration proceeding on the matter. On February 27, 2023, the Company decided to exercise the arbitration mechanism in accordance with the operation and maintenance agreement between the parties. On May 1, 2023, a preliminary discussion was held with the agreed arbitrator, and in it dates were set for meetings in March 2024. On August 6, 2023, the Company submitted a statement of claim to the agreed arbitrator as well as a request for permission to split remedies which was approved by the agreed arbitrator on August 16, 2023.

3.	In April 2023, during the semi-annual inspections, malfunctions were discovered in the components of two of the gas turbines at the power plant. The malfunctions did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the one of the said components in the amount of approximately NIS 5 million which was included in profit or loss in the second quarter of 2023 in the depreciation and amortization item, In addition, the company recorded operating expenses in the amount of approximately NIS 6 million for the additional malfunctioning component and accordingly in the second quarter of 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 10 million.

4.	In December 2023, a malfunction was discovered in the components of one of the gas turbines at the power plant. The malfunction did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the said components in the amount of approximately NIS 5 million which was included in profit of loss in the fourth quarter of 2023 in the depreciation and amortization item, and accordingly in the fourth quarter of 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 11 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

11.	Collaboration agreement with Alon Energy Centers

On March 6, 2019, the Company signed a memorandum of understanding with Alon Energy Centers Limited partnership (“Alon Gat”), which constructed a private power plant for the production of electricity in Kiryat Gat with a capacity of approximately 73 megawatts.

On November 11, 2019, the Company signed an addendum to the memorandum of understanding (the memorandum of understanding and the addendum will be referred to as “Detailed Agreement”). Under the Detailed Agreement Alon Gat will serve as a producer who will provide the Company with the full availability of the power station and will sell the electricity produced at the power plant to the Company, which will serve as supplier, in exchange for availability and energy payments to be paid to Alon Gat for a period of 5 years and extension options totaling 6 years, with each party having the option to early terminate the detailed agreement subject to certain conditions and with prior notice. In accordance with the detailed agreement, Alon Gat, which holds the production license, will be responsible for operating the power plant and generating electricity at the plant and will bear all costs related to operating the power plant, availability, and power generation. The Company will be responsible for all activities related to power supply and power plant sales to customers and the electricity company. On November 12, 2019, commercial operation of the power plant and implementation of the detailed agreement began. In addition, conditions have been prescribed in the agreement which when met each of the parties may terminate it with an advance notice, including in the case of any regulatory change that materially affects implementation of the contract between the parties. Following the August 2019 PUA hearing before implementing the detailed agreement and the PUA resolution as of January 2020, regarding the standards on consumption plan anomalies amendment, which constitutes a regulatory change as defined in the agreement and may affect the financial feasibility of the agreement, on August 12, 2021, the Company signed an amendment to the agreement, in effect until December 31, 2022, that includes addressing consumption plan anomalies. As part of the amendment to the agreement, the economic viability will be examined after the expected PUA resolution in respect of a change in the production tariff and a material change in the demand hours cluster, which constitute a regulatory change that allows each one of the parties to terminate the agreement. Therefore, as of the date of the report the conditions for recognition of a right of use asset and lease liability have not been fulfilled in accordance with IFRS 16 with respect to the availability payments. On January 8, 2023, Alon Gat announced termination of the agreement on March 31, 2023. Following the announcement of Alon Gat the agreement was terminated on March 31, 2023.

12.	Acquisition of natural gas

On October 30, 2017, the Company signed an agreement with Energean Israel Ltd. (“Energean”) regarding the acquisition of natural gas, in a cumulative amount of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by it that their construction was completed in 2022. The Company will purchase from Energean about half of the gas required to operate the Company’s power plant, and the rest of the amount will continue to be supplied by Tamar. According to the agreement, if the Company does not actually consume the annual minimum quantity it has undertaken, it will be forced to consume this quantity. In November 2018, all the suspending conditions included in the agreement were fulfilled.

At the beginning of November 2022, Energean began to flow gas to the Company’s power plant facility.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

13.	Third party notice from IEC

On November 22, 2020, the Israel Electric Company (“IEC”) notified the Company that a class action lawsuit had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus caused damage to electricity consumers. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. On November 22, 2020, the IEC filed a third-party notice against the Company. On October 31, 2021, a hearing was held on the request to send notices to third parties. On April 10, 2023, the court decided to reject the request to send a third parties notice from IEC. On June 11, 2023, IEC filled an appeal to the Supreme Court against the Court decision. On June 29, 2023, the Supreme Court decided that the respondents must submit a written answer to the appeal by March 14, 2024, the hearing of the appeal was set for May 6, 2024. In the Company estimation, based on the opinion of its legal counsel, the results of the IEC appeal cannot be knowledgeably assessed at this stage and therefore no provision was made in the financial statements.

14.	Possibility to expand the plant by constructing an additional power plant in the area of the existing plant

The Company is considering the possibility of constructing an additional power plant in the area of the existing plant which will be a complementary part to the existing plant and will be synergistic to it. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections and NIC approval. On January 11, 2021, following the Company’s request, the NIC decided to postpone the final decision. On December 27, 2021, NIC decided to bring the construction of the said expansion to government consideration (in the decision there is a condition for the building permit detailed in NIC decision number 20/2021). On May 28, 2023, the Government Secretary announced that the Government approved the plans for national infrastructures regarding, among other things, the construction of an expansion to the power plant at the Dorad Ashkelon site (Dorad 2) (hereinafter: “Government Resolution 586”). On July 12, 2023, a petition on behalf of OPC Hadera Expansion Ltd. (hereinafter: “OPC”) was received at the Company’s offices regarding Israeli Government Resolution 586, in which it was decided, among other things, to expand the Dorad power plant (High Court of Justice 5280/23) (hereinafter: “OPC Petition”). On July 19, 2023, the High Court of Justice rejected the OPC petition out of hand due to non-exhaustion of proceedings. On July 24, 2023, a copy of OPC’s appeal to the Israeli government was received at the Company’s offices, through the Government Secretary, with an urgent demand to receive an answer to the letter of OPC from July 3, 2023, and saying that if the Government does not act as stated, OPC will have no choice but to file a new petition.

On July 17, 2023, a petition of Reindeer Energy Ltd (hereinafter: “Reindeer”) was received at the Company’s offices, it too regarding aforementioned government resolution 586 (High Court of Justice 5404/23) (hereinafter: “Reindeer Petition”). On July 19, 2023, a decision was made in the Reindeer petition, according to which the petitioner must inform the court by July 24, 2023, why its petition should not be deleted due to it being a premature petition, without an order for costs, with its arguments being reserved for when a final decision is made on the matter. On July 25, 2023, a copy of Reindeer’s notice was received at the Company’s offices by which the petition is not a premature petition, and that without the court’s intervention at this time.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

14.	Possibility to expand the plant by constructing an additional power plant in the area of the existing plant (cont’d)

The possibility of holding a competition for the construction of a power plant in the central region until 2035 will be eliminated, and under these circumstances, the court is not proposing a hearing with a reservation of rights but to deny rights without a hearing, as well as a violation of the public interest, which requires holding a hearing on the petition. On July 27, 2023, the High Court rejected Reindeer’s petition outright because of it being a premature petition and stated that at under these circumstances, there is no justification for hearing the petition now, when it is not possible to know what the National Infrastructure Committee’s recommendation will be after holding a repeat hearing on the matter. It is certainly not possible to know at this time what will be the final decision that will be made by the government afterwards, and what will be the factual and legal foundations underlying the final decision that will be made. On January 16, 2024, the Company received a letter from Edelcom Ltd, by which it, as a shareholder in the Company, objects to the proposal to expand the plant.

Further to the government’s decision to approve National Infrastructure Plan 11/B (hereinafter: “NIP”), the Company applied to the NIC for a building permit, however, on January 11, 2024, the Company was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 is not definitively rejected, it is not possible to issue a building permit for the new station, this being based on a legal opinion of legal advisers in the NIC and in the planning administration that were sent to the Company on January 15, 2024. On February 7, 2024, the Company, through its legal counsel, sent a letter, among other things, to the legal advisers of the NIC and the planning administration that had prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant the Company a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, the Company received a reply letter from the NIC, which stands by the claim in the opinion that the issuance of building permits for the expansion of the station should not be promoted. In the Company’s opinion, the NIC’s opinion in its letters and its conduct in refusing to issue building permits is illegal and it is considering its actions, including the possibility of taking legal action on the matter.

On February 19, 2024, the Company received a planning survey to receive the expansion of the power plant from Noga, which allows the electricity to be taken out from October 2028.

15.	Change in the clusters of demand hours

On August 28, 2022, the Electricity Authority issued a resolution in which, among other things, a change in the clusters of demand hours (hereinafter: “Mashab”) was established. According to the decision the intermediate hours cluster was canceled, peak hours shifted in some seasons from noon to evening hours and the number of months in the summer season increased to 4 months (June to September instead of July and August). The decision came into effect on January 1, 2023.

16.	Virtual supplier

On March 3, 2021, the Electricity Authority issued a resolution establishing a regulation for suppliers who do not have the means to produce and amending criteria for new suppliers (hereinafter: “virtual supplier”). According to the decision, in September 2021, the supply segment will open to competition gradually. Suppliers will purchase all the electricity supplied to their consumers from the system manager. To meet the conditions of the supply license, on June 14, 2021, the Company provided a guarantee in the amount of NIS 2 million in favor of the Electricity Authority. On July 19, 2021, the Company received a supply license for suppliers without means of production. Implementation of the decision, insofar as it is implemented, is not expected to have a material effect on the Company’s results.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

17.	Dividend distribution

On May 6, 2021, the Company’s Board of Directors decided to distribute a dividend of NIS 100 million. On May 11, 2021, the Company paid a dividend of NIS 75 million to its Israeli shareholders and even purchased approximately USD 7.7 million (approximately NIS 25 million at that time) for the payment of a dividend to a shareholder that is a foreign company subject to the receipt of a withholding tax certificate. On June 1, 2021, upon receipt of a withholding tax certificate, the Company transferred to the foreign company the dividend of USD 7.7 million (approximately NIS 25 million at the date of payment).

On August 21, 2023, the Company’s board of directors decided to distribute a dividend in the amount of NIS 70 million. At the said time, the Company paid a dividend in the amount of NIS 52.5 million to its Israeli shareholders. On September 7, 2023, upon the receipt of a withholding tax certificate, the Company transferred to its foreign shareholder its share in the dividend in the amount of approximately USD 4.6 million (approximately NIS 17.5 million that was converted by the Company into dollars on the date of the payment to the Israeli shareholders).

On December 28, 2023, the Company’s board of directors decided to distribute a dividend in the amount of NIS 70 million. At the said time, the Company paid a dividend in the amount of NIS 52.5 million to its Israeli shareholders. After the reporting date, on January 10, 2024, upon the receipt of a withholding tax certificate, the Company transferred to its foreign shareholder its share in the dividend in the amount of approximately USD 4.8 million (approximately NIS 17.5 million that was converted by the Company into dollars on the date of the payment).

18.	Settlement agreement with the Egyptian gas supplier

On December 28, 2020, the Company signed a settlement agreement with East Mediterranean Gas company (hereinafter: “EMG”). According to the agreement the Company will remove any claim against EMG in respect of the amounts the Company had paid EMG in respect of the canceled gas agreement and in return will receive an amount of approximately NIS 13 million. An amount of approximately NIS 1.3 million was received on December 29, 2020, and the balance of NIS 11.6 million was received during 2021.

B.	Bank guarantees

As at the date of the report, the Company, through its shareholders based on their proportionate holdings in the Company and pursuant to the financing agreements, provided bank guarantees to INGL, the Public Utilities Authority (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and to NOGA Independent System Operator Ltd. (hereinafter: “NOGA”), as required under the Company’s agreement with NOGA, and in accordance with the standards published by the PUA. On January 2023, there was an update to the amount of the guarantee provided to NOGA so that the guarantee amounts to NIS 142 million. The total amount of the guarantees is NIS 162 million. In order to comply with the terms of the supply license of a virtual supplier, the Company has provided a guarantee in the amount of NIS 2 million in favor of the PUA.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 12 - Contingent Liabilities, Commitments and Guarantees (cont’d)

C.	Liens

During the month of January 2011, the Company placed liens on its assets as collateral for the obligations of the Company and its shareholders as follows:

1.	Fixed lien – A fixed lien and first priority mortgage and an assignment by way of lien on all the assets and rights with respect to the power plant in Ashkelon (“the Project”) as specified in the financing agreements.

2.	Floating lien – An unlimited first priority floating lien on all of the rights and assets of the borrower, any object and/or equipment and any other tangible or intangible asset of any type as specified in the financing agreements.

3.	Lien on account of guarantees to third parties – A fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including all the funds, the securities, the documents and the notes of others of any type that will be deposited into the account from time to time, as detailed in the mortgage deed and all its appendices.

4.	Lien on the land of the project – A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 13 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2023	2022
Ordinary shares of NIS 1 par value	500,000	10,640	10,640

Note 14 - Revenues

	For the year ended December 31
	2023	2022	2021
	NIS thousands
Revenues from sale of electricity to private customers	1,856,252	1,900,101	1,693,686
Income from the system operator	866,144	469,119	410,225
	2,722,396	2,369,220	2,103,911

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 15 - General and Administrative Expenses

	For the year ended December 31
	2023	2022	2021
	NIS thousands
Wages, salaries and related expenses	15,543	13,923	13,490
Rental and office maintenance	2,842	2,700	2,581
Profession services	8,529	6,578	7,263
Depreciation	691	772	919
Other	63	93	8
Expenses from doubtful debts	-	-	241
	27,668	24,066	24,502

Note 16 - Financing Income and Expenses, Net

	Year ended December 31
	2023	2022	2021
	NIS thousands
Financing income
Net foreign exchange differences	2,901	31,784	-
Realization of derivatives	8,884	13,914	3,110
Interest income from bank deposits	33,501	6,433	1,584

Total financing income	45,286	52,131	4,694

Financing expenses
Interest and linkage differences on bank loans	207,693	268,802	206,328
Net foreign exchange differences	-	-	8,768
Fees	620	587	1,030
Lease financing expenses	1,460	1,472	1,484
Other financing expenses	-	255	1,403

Total financing expenses	209,773	271,116	219,013

Net financing expenses	164,487	218,985	214,319

Note 17 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

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

Credit risk is a risk for a financial loss caused to the company if the counterparty of the financial instrument fails to meet its contractual obligations.

Cash and cash equivalents

As at December 31, 2023, the Company has cash and cash equivalents in the amount of NIS 219,246 thousand (December 31, 2022 – NIS 151,481 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Restricted deposits

As at December 31, 2023 the Company has deposits in the amount of NIS 522,319 thousand that are restricted according to the financing agreements (December 31, 2022 – NIS 514,543 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Trade and other receivables (current assets)

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness, and if necessary, the customer will be examined individually again. The Company’s review includes external credit ratings, when available. Collection from the Company’s customers is carried out on a regular basis.

D.	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

The Company has contractual commitments due to the financing agreements, the O&M agreement, the gas purchase agreement, the gas pipeline agreement and lease agreements. For further information see Notes 12 and 18.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2023
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	166,089	166,089	166,089	-	-	-	-

Other payables	31,446	31,446	31,446	-	-	-	-

Lease liabilities	52,405	52,405	199	4,588	4,588	13,165	29,865

Loans from banks	2,295,112	2,522,993	191,316	174,543	363,624	948,248	845,262
	2,545,052	2,772,933	389,050	179,131	368,212	961,413	875,127

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2022
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	228,468	228,468	228,468	-	-	-	-

Other payables	9,876	9,876	9,876	-	-	-	-

Lease liabilities	53,937	53,937	199	4,446	4,645	12,939	31,708

Loans from banks	2,491,401	2,891,099	190,630	177,477	365,859	998,116	1,159,017
	2,783,682	3,183,380	429,173	181,932	370,504	1,011,055	1,190,725

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2023, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulation applicable to the area of operations as approved by the electricity authority and particularly changes in load, system, and time tariffs (“TAOZ”), a change in gas purchase costs and other changes in the electricity and gas market, and political and security events.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risk

As a result of the Company’s agreement with the maintenance contractor and gas supplier as described in Note 12, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase dollars for NIS. As a result of loans from banks and shareholders that are linked to the CPI, the Company is exposed to changes in the CPI. To reduce this exposure, the Company entered forward transactions to purchase CPI (see Note 16).

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2023
	Non-monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	157,299	-	61,939	8	219,246
Trade receivables and accrued income	-	211,866	-	-	-	211,866
Other receivables	12,095	-	-	-	-	12,095

Non-current assets:
Restricted deposits	-	279,269	-	243,050	-	522,319
Prepaid expenses	30,053	-	-	-	-	30,053
Fixed assets	3,106,550	-	-	-	-	3,106,550
Intangible assets	7,653	-	-	-	-	7,653
Right of use assets	55,390	-	-	-	-	55,390

Current liabilities:
Current maturities of loans from banks	-	-	(299,203)	-	-	(299,203)
Current maturities of lease liabilities	-	-	(4,787)	-	-	(4,787)
Trade payables	-	(134,544)	-	(31,545)	-	(166,089)
Other accounts payable	(1,884)	(12,062)	-	(17,500)	-	(31,446)

Non-current liabilities:
Loans from banks	-	-	(1,995,909)	-	-	(1,995,909)
Other long-term liabilities	(12,943)	-	-	-	-	(12,943)
Long-term lease liabilities	-	-	(47,618)	-	-	(47,618)
Provisions for decommissioning and restoration	(38,985)	-	-	-	-	(38,985)
Deferred tax liabilities	(278,095)	-	-	-	-	(278,095)
Liabilities for employee benefits, net	(160)	-	-	-	-	(160)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	2,879,674	501,828	(2,347,517)	255,944	8	1,289,937

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2022
	Non-monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	91,588	-	59,893	-	151,481
Trade receivables and accrued income	-	238,581	-	-	-	238,581
Other receivables	32,809	-	-	-	-	32,809

Non-current assets:
Restricted deposits	-	270,716	-	243,827	-	514,543
Prepaid expenses	32,072	-	-	-	-	32,072
Fixed assets	3,253,196	-	-	-	-	3,253,196
Intangible assets	6,404	-	-	-	-	6,404
Right of use assets	57,486	-	-	-	-	57,486

Current liabilities:
Current maturities of loans from banks	-	-	(279,506)	-	-	(279,506)
Current maturities of lease liabilities	-	-	(4,645)	-	-	(4,645)
Trade payables	-	(206,749)	-	(21,714)	(5)	(228,468)
Other accounts payable	(1,563)	(9,876)	-	-	-	(14,439)

Non-current liabilities:
Loans from banks	-	-	(2,211,895)	-	-	(2,211,895)
Other long-term liabilities	-	-	-	(17,529)	-	(17,529)
Long-term lease liabilities	-	-	(49,292)	-	-	(49,292)
Provisions for decommissioning and restoration	(50,000)	-	-	-	-	(50,000)
Deferred tax liabilities	(215,016)	-	-	-	-	(215,016)
Liabilities for employee benefits, net	(160)	-	-	-	-	(160)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	3,115,228	384,260	(2,545,338)	264,477	(5)	1,218,622

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following currencies against the NIS, as indicated below, and a change in the CPI would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on changes in foreign currency exchange rates and in the CPI that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2023		December 31, 2022
	Increase	Decrease	Increase	Decrease
	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	15,249	(15,249)	15,186	(15,186)
10% in the US dollar (1)	30,499	(30,499)	30,372	(30,372)
1% change in CPI (2)	(22,951)	22,951	(24,914)	24,914
2% change in CPI (2)	(45,902)	45,902	(49,828)	49,828

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, balances of trade and other payables in foreign currency.

(2)	The effect on equity of the change in the US dollar exchange rate and the CPI is the same as that on profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 17 - Financial Instruments (cont’d)

F.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, pledged deposits, trade payables and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2023		2022
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Non-current liabilities:
Long-term loans from banks (*)	2,295,112	2,093,826	2,491,401	2,477,757

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2023	2022
	%	%

Long-term loans from banks	4.9%	3.3%

(3)	Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 18 - Leases

The Company has lease agreements with respect to the following items:

(1)	Land

(2)	Offices

(1)	Information regarding material lease agreements

(a)	The Company leases land from EAIS for a period of 25 years during which the Company constructed a power plant. The contractual period ends on May 20, 2039. A lease liability and right-of-use asset in the amount of NIS 51,803 thousand and NIS 54,752 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2023, in respect of the land lease.

Furthermore, in respect of the land, the Company paid NIS 3,047 thousand for its share in the lease payments that were paid by EAIS to the ILA. The carrying amount of that payment was classified as a right of use asset and is depreciated over the lease period, see Note 12A (2).

(b)	The Company leases offices from Africa Israel for a period of 5 years with extension options ending on December 8, 2022. On February 28, 2022, the Company signed an extension of the agreement until June 30, 2025. A lease liability and right-of-use asset in the amount of NIS 602 thousand and NIS 638 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2023, in respect of the lease of the offices.

(2)	Right-of-use assets

(a)	Composition and changes

	Land *	Offices	Total
	NIS thousands	NIS thousands	NIS thousands
Balance as at January 1, 2022	56,972	558	57,530
Addendum to office rental agreement	-	797	797
Depreciation on right-of-use assets	(3,345)	(398)	(3,743)
Linkage on right-of-use assets	2,837	65	2,902
Balance as at January 1, 2023	56,464	1,022	57,486
Depreciation on right-of-use assets	(3,502)	(418)	(3,920)
Linkage on right-of-use assets	1,790	34	1,824
Balance as at December 31, 2023	54,752	638	55,390

*	The balance of land includes the classification of prepaid lease payments, see above in Note 18 (1) a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 18 - Leases (cont’d)

(3)	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2023
NIS thousands

Less than one year	4,787
One to five years	22,141
More than five years	25,477
Total	52,405

Current maturities	4,787
Long-term lease liability	47,618
Total	52,405

(4)	Additional information on leases

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021
	NIS thousands	NIS thousands	NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,460	1,472	1,484

	Year ended December 31, 2023	Year ended December 31, 2022
	NIS thousands	NIS thousands

(a) Amounts recognized in the statement of cash flows
Cash outflow for leases	4,817	4,726

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2023

Note 19 - Related and Interested Parties

Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2023	2022	2021	2023	2022
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
		NIS thousands			NIS thousands
Shareholder having significant influence	In December 2017 the Company entered into an agreement with Edeltech O&M Ltd regarding operation and maintenance of the power plant including the purchasing of spare parts	217,578	221,847	178,770	(27,040)	22,471
Shareholder having significant influence	The Company entered into an agreement with EAPSS regarding operation and maintenance of the power plant including the purchasing of spare parts and repairs as from November 2012, see Note 12A(10). The payments will be made on a monthly basis throughout the period of the agreement (see also Note 12A(3)) regarding a subcontracting agreement between EAPSS and Ezom Ltd.). As of December 2017, the agreement is directly with Edeltech. From November 2022, the agreement was assigned to EAIS.	3,624	3,458	3,336	-	-
Shareholder having significant influence	A dividend declared and not distributed to a shareholder of the company (see Note 12.A.17).	-	-	-	(17,500)	-

Shareholder having significant influence	The Company entered into an agreement with EAIS for the lease of the land on which the power plant was constructed (see Note 12A(2)).	4,230	4,026	3,935	-	-

Related company	The Company entered into an agreement with Ramat Negev Energy for the sale and purchase of electricity and the purchase of gas.	56	13,356	1,838	37	-
Key management personnel	Salary and benefits for the Company’s key management personnel.	6,110	5,694	5,446	2,316	2,049
Director’s	Salary for the Company’s directors	696	641	568	-	-

Note 20 - Subsequent Events

On January 29, 2024, the PUA published a decision regarding an annual update to the electricity rates for customers of IEC in 2024 according to which the average production component will decrease by about 1% compared with the average production rate published by the PUA in March 2023 and which was valid up to and including January 2024.

Regarding the possibility of expanding the power plant, see note 12.a.14.