Form 20-F
period 2024-12-31
Ellomay Capital Ltd.
filed 2025-04-30
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

EXPLANATORY NOTE

In Note 8 (Fixed Assets) of the financial statements included in this Report, comparative amounts were retrospectively reclassified, which resulted in approximately €2.5 million and €2.4 million as of December 31, 2023 and January 1, 2023, respectively, being reclassified from pumped storage to solar plants.

This retrospective reclassification did not have any effect on our aggregate fixed assets as of such dates.

i

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd., or the Report. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the relevant exchange rate as of December 31, 2024.

We prepare our consolidated financial statements in accordance with IFRS® Accounting Standards, as issued by the International Accounting Standards Board, or IASB.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance;

●	regulatory changes and government interventions impacting electricity prices and other changes in electricity prices, including their impact on the fair value of financial instruments and assets;

●	weather conditions and various meteorological and geographic factors;

●	our EPC contractors’ and our other contractors’, suppliers’ and service providers’ technical, professional and financial ability to construct, install, test and commission a renewable energy plant and to provide us with the required services and support, including operation and maintenance, or O&M, undertakings in connection with the development, construction and operation of our renewable energy plants;

●	the availability of financial incentives and supporting regulation and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

●	defects in the components of the renewable energy plants we operate or theft of various components;

●	our ability to meet our obligations, undertakings and financial covenants under various financing agreements, including to our debenture holders, our ability to raise additional equity, debt or other types of financing in the future and the limitations imposed on us in the deeds of trust governing our debentures;

●	risks due to our current debt, which has increased in recent years, and future debt;

●	risks relating to operations in foreign countries, including cross currency movements, payment cycles and existing and changing tax arrangements, tariffs, rules, requirements and international initiatives;

●	our inability to locate land suitable or sufficient for the needs of the projects that we develop and potential disagreements with landowners;

●	potential effects of the war and hostilities in Israel on our Israeli operations, projects under development and headquarters;

●	natural disasters, terrorist attacks, other catastrophic events, cyber attacks and information technology or telecommunication system disruptions;

●	changes in the prices of the components or raw materials required for the production of renewable energy, including through the imposition of tariffs;

●	our dependency on revenues and cash flows from the Talasol Solar Plant;

v

●	risks in connection with our Waste-to-Energy, or WtE, plants in the Netherlands, including shortages, insufficient quality or changes in prices of raw materials, increase in delivery prices and environmental and other regulatory changes;

●	risks relating to our Israeli operations, including the centralized electricity market and exposure to damages due to hostile attacks;

●	the risks we are exposed to due to our holdings in Ellomay Luzon Energy Infrastructures Ltd. (f/k/a U. Dori Energy Infrastructures Ltd.), or Ellomay Luzon Energy and Dorad Energy Ltd., or Dorad, including risk factors generally applicable to electricity manufacturers and our joint control of Ellomay Luzon Energy and lack of control of Dorad, restrictions on our right to transfer our holdings in Ellomay Luzon Energy, regulatory changes applicable to the power plant owned by Dorad, or the Dorad Power Plant, shortages of gas, exposure to changes in the Israeli consumer price index and exchange rates and involvement in legal proceedings;

●	the market, economic and political factors in the countries in which we operate;

●	our ability to maintain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken, including the impact of competition and changes in the renewable energy markets;

●	future disagreements with our partners who own a portion of our renewable energy plants;

●	fluctuations in the value of currency and interest rates;

●	risks related to our incorporation and location in Israel, including security risks and political risks;

●	risks related to economic uncertainty, including in connection with customs, international trade relations and exposure to the impact of the military conflict between Russia and Ukraine;

●	our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

●	we are controlled by a small group of shareholders and, as a foreign private issuer, may rely on home country practices with respect to certain matters;

●	the price, market liquidity and volatility of our ordinary shares, potential future dilutions and listing on two markets;

●	dependency on key management and personnel;

●	our inability to maintain effective internal controls over financial reporting;

●	impact of provisions of Israeli law on our shareholders’ ability to enforce US judgements on us, on the ability to acquire us or a controlling position in our company, on rights and obligations of shareholders; and

●	exposure to legal and administrative proceedings and tax audits.

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

Risks Related to our Business

Risks Related to our Renewable Energy Operations

In recent years, we entered the development and entrepreneurship renewable energy market. These operations are exposed to regulatory and other development risks that may cause such projects not to enter the construction phase and other risks that may cause damages, delays and interruptions during the construction phase, and thereby cause the total or partial loss of the project development funds invested in the project. We are currently active in several projects in various development and construction stages, including the construction of a 156 Mega Watt, or MW, pumped storage project in the Manara Cliff in Israel, or the Manara PSP, and the development of various solar projects in Italy, the United States, and Israel. Projects in the development stages are exposed to various risks, including the inability to obtain or maintain regulatory permits and approvals, inability to enter into agreements with EPC contractors under favorable terms and the inability to obtain financing or to utilize the benefits of regulatory incentives (such as the ability to sell tax credits in the United States), upon terms economically beneficial or at all. Projects in the construction stage are exposed to various risks, including delays in the construction, interferences from third parties such as adjacent plot owners, residents living in the vicinity, governmental, municipal, environmental and other authorities, malfunctions in construction equipment, shortage in equipment or personnel required for the construction and damage caused by weather conditions and other factors that we cannot control. All projects in the development and construction stages are subject to additional risks, including changes to existing regulation that could reduce the potential profitability of such projects, potential disagreements and conflicts with partners, dependency on technical consultants, and risks associated with operations in foreign countries, as applicable. If any of these risks materialize, the entire project may be delayed or cancelled altogether, causing the loss of all part of the funds invested in the project development efforts and the impairment of some or all of the capitalized investments we made in connection with the project. Such impairment would have an adverse impact on our financial position. Even if we succeed in selling our rights in a project to third parties, the return of our project development expenses will likely be conditioned upon the continued development of the project by such third parties.

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

Government interventions in response to high energy prices may negatively impact revenues or increase our tax burden. European countries responded, during 2021 and 2022, to the increased energy prices experienced by adopting several measures aimed at reducing or limiting the profits of renewable energy manufacturers through taxes or other regulatory arrangements. For example, Spain introduced a reduction mechanism for excess remuneration resulting from the high price of natural gas during 2021-2022. This Spanish regulation mainly impacted our operating profit from the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol Plant (with respect to the portion of revenues not subject to the financial power swap executed in connection with the Talasol Plant, or the Talasol PPA), and from our Spanish 28 MW photovoltaic plant, or the Ellomay Solar Plant. Although the electricity prices in Spain and Italy decreased during 2023, future changes and increases in electricity prices in Spain, Italy and other countries or areas in which our plants are located could cause local regulators to adopt new measures aimed at limiting the profitability of renewable energy manufacturers. These measures may include caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. It is possible these measures may intensify and be adopted by other countries in which we operate will operate in the future in which case it could materially affect our financial results.

A drop in the price of energy may negatively impact our results of operations. The revenue from the sale of energy produced by renewable energy plants is based on proceeds from the sale of electricity and gas produced in the electricity and gas market at market price and sometimes also includes incentives in the form of governmental subsidies or fixed tariffs. Previous revisions to the governmental subsidies’ regime in several countries, including Spain, Italy and Israel, which reduced or eliminated the scope of the incentives paid by governments, increased the exposure of renewable energy plants to market prices or to tariffs determined in a public bid process. Many factors impact the prices of electricity, including demand, supply, the cost of alternative energy, such as natural gas and fuel, introduction of competing manufacturers and technologies and regulatory changes imposing caps on prices or otherwise impacting the profitability of energy manufacturers. A decrease in the price of electricity and gas, particularly in the countries in which we operate and in which some of our revenues are based on the market price of electricity and gas, may negatively impact our profitability and our ability or interest to expand our renewable energy operations. For example, during the first half of 2024 the electricity prices in Spain declined significantly due to excess generation of hydro power in Spain and were on occasion negative. This decrease impacted the revenues from our Spanish facilities that are not subject to subsidy or covered by a financial power swap (the Talasol PPA) and reduced our 2024 revenues.

The success of our renewable energy plants, from their construction through their commissioning and ongoing commercial operation, depends to a large extent on the cooperation, reliability, solvency, and proper performance of the contractors we engage for the construction, operation and maintenance of our renewable energy plants, or the Contractors, and of the other third parties involved in the construction and operation of the plants, including technical consultants, subcontractors, local advisors, financing entities, landowners, suppliers of feedstock, suppliers of solar panels and other components of a solar system, the energy grid regulator, governmental agencies and potential purchasers of electricity. The construction and operation of a renewable energy plant requires timely input, often of a highly specialized technical nature, and cooperation from several parties, including the suppliers of the various system components (such as solar panels or CHP engine) and plant operators, other suppliers of relevant parts and materials (including replacement parts), feedstock suppliers, suppliers of solar panels and other components of a solar system, land owners, subcontractors, electricity brokers, financing entities, tax equity partners or purchasers of tax credits and governmental and related agencies (as subsidizers and as regulators). If we fail to obtain such input or cooperation, or fail to locate suitable suppliers, equipment, land or other components required to efficiently and timely construct or operation a renewable energy plant, the specific project and our results of operations may be materially adversely affected. In addition, as we use Contractors to construct and thereafter operate and maintain our renewable energy plants, we depend on the Contractors’ expertise and experience, representations, warranties and undertakings regarding, inter alia: the construction quality, schedule of construction, operation, maintenance and performance of each of the plants, the use of high-quality materials, strict compliance with applicable legal requirements and the Contractors’ financial stability. If the Contractors’ representations, warranties or undertakings are inaccurate or untrue, or if any of the Contractors or other entities fail to perform their obligations properly, this could result in the interruption or cessation of construction or operations or abandonment of the relevant plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses. In addition, we depend on the grid regulator for an approval of connection to the grid and for the ongoing ability to transmit electricity to the grid. In recent years, due to increased production and energy manufacturing facilities, the availability of connections to the grid has decreased and interruptions due to works performed on the grid or by other manufacturers have increased. For example, in June 2023 a curtailment of the electricity supply from our facilities to the grid resulted from maintenance and upgrade work on the main transmission line between Spain and Portugal, which led to a reduction in our revenues for the period.

Our business is affected by the availability of financial incentives and supporting regulation. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands, Israel and the United States, previously introduced substantial incentives to offset the cost of renewable energy facilities, including photovoltaic power systems and WtE technologies, in the form of Feed-in-Tariff, or FiT, green certificates, tax credits or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose environmentally-friendly waste management methods, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example with respect to solar installations in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. In addition, on January 20, 2025, President Trump signed two executive orders: “Declaring a National Energy Emergency” and “Unleashing American Energy,” imposed a regulatory freeze and announced a withdrawal from the Paris Climate Agreement. Although the executive orders, calling, among other things for an immediate pause on clean energy-related federal disbursements do not impact tax credits granted to clean energy facilities such as our US solar projects, future actions of the Trump Administration could impact the availability, implementation and scope of tax credits and the development, construction and operation of clean energy facilities in the United States. If the governments in the countries in which we operate facilities entitled to incentives revise the existing incentive schemes to reduce incentives, or in case of future deterioration in the financial position of the local governments resulting in partial or no payment or in regulatory changes, it may adversely affect our profitability from projects that receive incentives.

The performance of our renewable energy plants depends on the quality of the equipment installed in such plants and on the reliability of the suppliers of spare and replacement parts. The performance of our renewable energy plants depends on the quality of the components of the plants and the equipment installed in the plants. Any defects or deterioration in the quality of such components and equipment could harm our results of operations, and if we will not be able to quickly locate quality replacement parts or perform repairs, our results of operations could be adversely affected for a long period of time. For example, the performance of our photovoltaic plants, or the Solar Plants, depends on the quality of the solar panels installed. Degradation in the performance of the solar panels above a certain level is guaranteed by the panel suppliers and we generally receive undertakings from the Contractors with respect to minimum performances. Therefore, a critical factor in the success of our Solar Plants is the existence of reliable solar panel suppliers, who guarantee the performance and quality of the solar panels supplied and their ability to provide us with replacement and spare parts of sufficient quality. If the suppliers of solar panels do not meet their undertakings under the guarantees and no replacement panels are available at a reasonable price, it could result in the interruption, cessation or abandonment of the relevant Solar Plant, or may require significant expenses to mitigate the damages or repair them, any of which may cause us severe losses.

In the event we are unable to comply with the obligations and undertakings, including with respect to financial covenants, which we undertook in connection with the project financing of our renewable energy plants, our results of operations may be adversely affected. In connection with the financing of some of our Solar Plants, our WtE plants, and the Manara PSP, we entered into long-term agreements with various financing entities and may in the future enter into additional project finance agreements in connection with projects currently under development. The financing agreements include, and future project finance agreements are expected to include, inter alia, undertakings and financial covenants, the majority of which are based on the ongoing cashflows derived from the relevant plant, which may be adversely affected by the various risks detailed herein. If we fail to comply with any of these undertakings and covenants, we may be subject to penalties, future financing requirements, and the acceleration of the repayment of debt. These occurrences would adversely affect our financial position and results of operations and our ability to obtain outside financing for other projects.

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations. We currently have substantial solar operations in Spain and in Italy and WtE operations in the Netherlands and may make additional investments in projects located in Europe, such as the development and construction of additional solar plants in Spain and Italy. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as variations in tax laws as compared to Israel, tariff, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel. For example, the euro/NIS exchange rate has been volatile in recent years ranging from NIS 3.2523 for 1 euro in August 2022 to NIS 4.3168 for 1 euro in October 2023. Our European operations subject us to a number of these risks, as well as the requirement to comply with the local laws, such as the Spanish, Italian, Dutch and EU laws, which could be burdensome to our operations. We cannot assure you that we would be able to adequately address some or all of these risks. If we were unable to do so, our operations might suffer.

We may not be able to source land sufficient or suitable for the development of our projects. We do not own the land on which a substantial portion of the projects in our portfolio are located. The successful development of a renewable energy project requires obtaining rights, whether ownership or lease rights, to land suitable for the project, including among other features, its location, size, geological status and the ability to build, or proximity to, interconnection facilities and transmissions systems. Such land may not always be available to us at all or under acceptable terms and, if available, may require the execution of long-term leases or other long-term arrangements. The construction of our facilities requires substantial investments and efforts and as the majority of our projects are located on land owned by third parties, we are subject to risks in connection with such ownership, including disputes with landowners and with other third parties, such as creditors of the landowners. Any loss of rights to the land on which our projects are located or constructed could have a material adverse effect on our business, financial condition and results of operations. For example, in May 2024 the Italian government issued a new decree that prohibits the deployment of large-scale solar plants on productive agricultural land (the new provisions do not apply to projects currently undergoing the approval process).

Natural disasters, terrorist attacks, or other catastrophic events such as theft or fire could harm our operations. Our worldwide operations could be subject to natural disasters, terrorist attacks, public health events and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. Among others, fire, floods, storms, seismic turbulence and earth movements may damage our projects in operation or under construction. The insurance coverage we have for a portion of such risks may not cover the damage in full because these circumstances are sometimes deemed “acts of god.” In the event that an earthquake, fire, tsunami, typhoon, terrorist attack, or other natural, manmade or technical catastrophe were to damage or destroy any part of our plants or those of manufacturers on which we rely, destroy or disrupt vital infrastructure systems or interrupt our operations or services for any extended period of time, our business, financial condition and results of operations would be materially and adversely affected. For example, on July 20, 2024, a fire in the area between the Talasol Plant and the Ellomay Solar Plant, caused a short disconnection of parts of these facilities. These facilities gradually resumed operations, with the Ellomay Solar Plant currently operating at approximately a 100% level and the Talasol facility currently operating at an approximately 97% level. Although the main damages were covered by insurance, the fire and the repair process required significant management resources and the claim process with the insurance company is lengthy and proceeds for loss of revenues are paid only several months after the losses of revenues are incurred.

An increase in the prices or shortage of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. As the timing and progress of many of our projects depend upon the supply of photovoltaic cells and modules, the extent to which our operating results could be adversely impacted by these proceedings depends on (among other things) the demand for the components and materials, the type of materials, rates imposed and timing of the tariffs, and availability of alternative material sources and manufacturing locations. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. However, a global crisis may effect global supply chains and put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials and components, and shipping bottlenecks creating supply chain shortages and delays, thus may lead to price increases. Increased costs of replacing components in our existing plants and of constructing new plants, could potentially delay the commencement or completion of construction of new projects and may impact the profitability of constructing plants and our ability to expand our business. Also, shortage or delays to deliveries of vital components can result in construction and installations delays.

In addition, the price of components may be negatively affected by tariffs or adverse developments in trade relations among the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. Further, pursuant to the America First Trade Policy and Reciprocal Trade and Tariffs memoranda under President Trump, several US agencies have been directed to review and identify unfair trade practices by other countries and recommend appropriate actions, and the outcome of such review could materially impact global trade relations, including the availability and prices of materials and components used in our facilities.

In addition, any changes in government policy could result in a more aggressive posture towards international trade. Certain policies and statements of the prior and current US presidential administrations have given rise to uncertainty regarding the future of international trade agreements and the US’s position on international trade. For example, on April 2, 2025, President Trump issued an executive order (the Reciprocal Tariffs Executive Order or Executive Order) announcing a 10% baseline reciprocal tariff on nearly all US trading partners, effective April 5, 2025, and an additional individualized reciprocal tariff on 57 countries, effective April 9, 2025. On April 10, 2025, President Trump suspended the country-specific reciprocal tariff for all countries except China for a period of 90 days to allow for negotiations, leaving a 10% general tariff in place. As of April 20, 2024, the Trump administration imposed tariffs on many imports from China of up to 145%, which, when added to existing tariffs, amount to a tariff of up to 245% on certain Chinese goods.

While we do not believe that the tariffs will have a material adverse effect on projects under construction, new and existing tariffs could increase the price of raw materials or components required for our projects and materially impact the financial feasibility and profitability of our projects under development and projects we may seek to develop in the future.

The market for renewable energy is intensely competitive and rapidly evolving. The market for renewable energy attracts many initiatives and therefore is intensely competitive. The changes in the renewable energy field, such as the adoption of additional supporting legislation, combined with the impact of shortage of natural gas and other sources of energy, raised additional awareness and interest in the field by many market participants, including private and public companies, investment funds, institutional investors and others. For example, in recent years the Israeli Electricity Authority commenced issuing licenses to photovoltaic installations in tender processes resulting in a substantial decrease in prices per KWh in the newly issued licenses and our competitors, who strive to construct new renewable energy plants and acquire existing plants, may offer lower prices per KWh in future tender processes. Existing and future competition may also impact our ability to obtain project finance for our facilities. Our competitors may have established more prominent market positions, may have greater resources and may have more experience in this field than us. Extensive competition may adversely affect our ability to continue to acquire and develop new plants.

Undertakings to project lenders and financing third parties and indemnification claims by project lenders, tax credit buyers or other counterparties may restrict us or reduce our right to cash flows generated by a project and could result in a cross-default under project-level debt financing. Certain of our project companies that hold our operating or under-development projects may make representations, warranties and covenants to project lenders, tax credit buyers or other counterparties with respect to, among other things, fulfillment of obligations under construction contracts, schedule for construction and completion of projects, existence of permits, a project’s initial and continued eligibility for tax credits and the tax basis of those assets and accelerated tax depreciation. For example, to avoid the recapture of investment tax credits, we must keep the project in operational status for at least the first five years of operations and we cannot reduce our ownership of the project below a certain percentage during this period. These covenants and warranties may restrict our ability to execute certain actions that we would otherwise deemed to be for the benefit of the project company. The potential exposure of the project companies in the event of a breach or claimed breach of such representations, warranties and covenants is significant. In certain cases, we or our subsidiaries provide guarantees or indemnification undertakings with respect to such breaches that could result in substantial liabilities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may obtain financing for such project company that includes full or partial recourse to us. Any such indemnity obligation by us or the project companies could impose material liabilities on us or our subsidiaries, and correspondingly have a material adverse effect on our business, financial condition and results of operations.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating solar plants and the Netherlands’ WtE plants, except the Talasol Solar Plant, of which we hold 51%, and we own 83.333% of the Manara PSP. In April 2025, we executed an agreement with Clal Insurance Company Ltd., or Clal, to sell 49% of a 198 MW Italian solar portfolio, or the Italian 198 MW Solar Portfolio, and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or to our operating plants. Although we control both the Talasol Solar Plant and the Manara PSP, and will control the Italian 198 MW Solar Portfolio, any disagreement with our partners could affect decisions made in connection with these projects and may require management resources and attention. Any damages caused due to such disagreements could adversely affect our business plans and results of operations.

We may be subject to disruptions or failures in information technology, telecommunication systems and network infrastructures that could have a material adverse effect on our business and financial condition. Our renewable energy business relies, among other things, on information technology and on telecommunication services as we remotely monitor and control our assets and interface with regulatory agencies and wholesale power markets. Disruptions or failures in such systems may result due to various causes, including internal malfunctions in our systems or in the systems of third parties such as suppliers, grid operators, governmental authorities, from employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents and may also result from cyber-attacks or other breaches of information technology security. The technological advancement, including the development of AI tools, has increased cybersecurity risks such as ransomware, phishing and social engineering attacks. Such disruptions could adversely affect our business operations, financial reporting, financial condition and results of operations.

Fluctuations in energy prices and the resulting changes in the fair value of financial instruments and assets may impact our financial results. Renewable energy manufacturers, such as our company, may execute financial power swaps or other offtake arrangements that fix the price of the all or part of the electricity manufactured by a plant. These instruments and the related assets or liabilities are recorded at fair value in our financial statements. Changes in electricity market prices generally cause a significant change in the fair value of assets or liabilities recorded in connection with these instruments and may result in decreases in our shareholders equity. For example, due to the significant fluctuations in electricity prices in Spain over recent years, the fair value of the liability recorded in connection with the Talasol PPA increased significantly during the year ended December 31, 2022 and then decreased significantly during the year ended December 31, 2024, impacting our other comprehensive income (loss), our liabilities and our shareholders’ equity (although these changes do not impact our cash flow, as the revenues of Talasol Solar S.L.U, or Talasol, from the sale of electricity during the same period are expected to exceed its liability and payments to the PPA provider). Future material fluctuations in the market price of electricity could have a material adverse impact on our financial results and further decrease our shareholders’ equity.

Risks Related to our Solar Plants

Our ability to produce solar power depends upon the magnitude and duration of sunlight as well as other meteorological and geographic factors. Solar power production has a seasonal cycle and requires prolonged and strong exposure to sunlight to meet the maximum production capacity. Adverse meteorological conditions, including sever weather conditions such as storms, extensive rain and winds, can damage our photovoltaic plants or materially impact the output of photovoltaic plants and result in production of electricity below expected output, which in turn could adversely affect our profitability. Lower electricity output due to changes in meteorological conditions and other geographic factors may adversely affect our profitability.

Risks Related to our WtE (“biogas”) Plants

In addition to the risks involved in the construction and operation of, and the regulatory risks applicable to, renewable energy plants in general, WtE plants are exposed to risks specific to this industry. In addition to the risks detailed above under “Risks Related to our Renewable Energy Operations,” WtE plants are exposed to risks specific to this industry, including:

●	As the raw materials used to produce energy in the WtE market are not freely available (as is the case with wind and solar energies) and require an optimization of the type and composition of the feedstock used in the production process, the success of a WtE plant depends, among other things, on the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants and meet a certain of range of energy (gas, electricity or heat) production levels. To ensure a continuous supply of raw materials, both in terms of the quantity and the quality and composition of the raw materials, a WtE plant is required to enter into supply relationships with several feedstock suppliers, such as farmers, food manufacturers and other specialized feedstock suppliers and to continuously monitor the proposed transactions to locate the most efficient and beneficial offers. Any increase in the price of feedstock or shortage in the type or quality of feedstock required to produce the desired energy levels with the technology used by the plant could slow down or halt operations, causing a material adverse effect on the results of operations. The price and quality of the feedstock mix might also increase the plant’s operating costs, either due to the need to purchase a more expensive feedstock mix to meet the desired energy production levels, or due to an increase in residues and the resulting increase of surplus quantities that require removal. In addition to the impact of the quality of the feedstock on the production levels, maintaining and monitoring the feedstock quality is crucial for preventing malfunctions in the process, for example due to high levels of certain chemicals that might harm the CHP engines. Additionally, a wrong feedstock mix and/or low feedstock quality might create biology problems such as lower bacteria population, which directly adversely impacts biogas production. Therefore, any shortage of quality feedstock and changes in the feedstock mix available for use could have a material adverse effect on the results of operations of our WtE plants. As a result of the Russia-Ukraine military conflict, our WtE plants experienced a shortage of raw materials and feedstock, which impacted the composition of the materials used by the facilities and their production.

●	The operation of WtE plants is highly complex and requires ongoing supervision and maintenance. Several factors may impact the efficiency of the facilities, including the availability and cost of feedstock, the composition of feedstock, malfunctions and damages. In addition, following a correction of malfunctions that disables the system, the plant does not generally return to maximum capacity immediately and the startup is implemented gradually. Although we have insurance policies that cover damages and loss of revenue upon certain events, these insurance policies may not cover all damages or be available to us in the future, on acceptable terms or at all.

●	The expense level and profitability of WtE plants depends on many factors, many of which are not within our control. For example, the recent increase in fuel prices increased transportation costs and operating expenses of our WtE plants. Any future increase in expenses could materially impact the results of operations and financial condition of our WtE plants.

●	The WtE industry is subject to many laws and regulations which govern the protection of the environment, quality control standards, health and safety requirements, and the management, transportation and disposal of different types of waste. Environmental laws and regulations may require removal or remediation of pollutants and may impose civil and criminal penalties for violations. The costs arising from compliance with environmental laws and regulations may increase operating costs for our WtE plants and we may be exposed to penalties for failure to comply with such laws and regulations. In addition, existing regulation governing waste management and waste disposal provides incentives to feedstock suppliers to use waste management solutions such as the provision of feedstock to WtE plants. Any regulatory changes that impose additional environmental restrictions on the WtE industry or that relieve feedstock suppliers from the stringent regulation concerning waste management and disposal could increase our operating costs, limit or change the cost of the feedstock available to us, and adversely affect our results of operations.

Risks Related to our Israeli Operations

The Dorad Power Plant is located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is located the northern part of Israel, in proximity to the border with Lebanon. Any continuation or resurgence of the war and hostilities in Israel, which commenced on October 7, 2023, may pose a risk to such operations. The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any further attacks to the area surrounding the Gaza Strip or the northern border of Israel or any direct damage to the location of the Dorad Power Plant or the Manara PSP may damage it and disrupt their operations, and may cause losses and delays. On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024 and in October 2024 and by the Houthis from Yemen. As a result of the attacks in northern Israel, the construction works on the Manara PSP site were halted in October 2023. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and in Israel’s southern border on January 19, 2025 and the works on the Manara PSP were resumed by the EPC contractor on April 7, 2025 entering into a ramp-up period. Although we expect to receive compensation for certain damages, there is no assurance that the compensation will be fully or timely received and, even if received, that it will cover all or most of our direct and indirect damages as a result of the delays. Any breaches or termination of the ceasefire and future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact our Israeli operations and projects under development and our results of operations. In addition, any operations in Israel are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damage the facilities or the transmission of gas to the Dorad Power Plant or may adversely impact customers and may cause losses or delays.

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by Noga – Electricity System Management Ltd., which is a newly-formed Israeli government company managing the national electricity system, or the System Manager, and the Israeli Electric Company, or IEC, and the licensing requirement that apply to private manufacturers, such as Dorad, in which we indirectly hold 9.375%. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel, such as Dorad, the Manara PSP, and any other plant we may wish to develop, promote, construct, operate or acquire, is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event any manufacturer does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, such manufacturer may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect our results of operations.

The electricity sector in Israel is highly centralized. The IEC controls and operates the electricity system and all stages of the transmission of electricity. The electricity sector in Israel is dominated by the IEC, which controls and operates the distribution and transmission of electricity, and is also the largest manufacturer of electricity in Israel. The System Manager, entered into an agreement with Dorad for the purchase of availability and electricity. Similarly, it is currently expected that the sole customer of the Manara PSP will be the System Manager, who will be required to pay the Manara PSP for availability and electricity produced. The ability of the System Manager to pay the renewable energy manufacturers could be affected by financial instability of the System Manager. The inability of the System Manager to pay Dorad, Talmei Yosef, the Manara PSP or any energy project we may be involved in in Israel, may adversely affect our plan of operations and could have a material adverse effect on our profitability.

Risks Related to our Investment in Ellomay Luzon Energy

We have joint control in Ellomay Luzon Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Ellomay Luzon Energy (f/k/a U. Dori Energy Infrastructures Ltd.), who, in turn, holds 18.75% of Dorad and accordingly our indirect interest in Dorad is 9.375%. Although we entered into a shareholders’ agreement, or the Ellomay Luzon Energy Shareholders Agreement, with Ellomay Luzon Energy and the other shareholder of Ellomay Luzon Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Ellomay Luzon Energy, should differences of opinion as to the management, prospects and operations of Ellomay Luzon Energy arise, such differences may limit our ability to direct the operations of Ellomay Luzon Energy. Moreover, Ellomay Luzon Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Ellomay Luzon Energy Shareholders Agreement, we are entitled to nominate. As we have one representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Ellomay Luzon Energy and very limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Dorad’s shareholders were involved in various legal proceedings that reached a conclusion during 2024 and Dorad and its shareholders are involved in legal proceedings in connection with the potential expansion of the Dorad Power Plant, all as more fully described in “Item 4.B: Business Overview” below. In addition, to the extent our interest in Ellomay Luzon Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

Our holdings in Ellomay Luzon Energy are pledged to the holders of our Series E Secured Debentures, which may limit our ability to sell such holdings or perform other actions that may be beneficial to us. On February 1, 2023, we issued a new series of secured nonconvertible debentures due March 31, 2029, or the Series E Secured Debentures. The Series E Debentures are secured by pledges on the shares of Ellomay Luzon Energy held by Ellomay Clean Energy Limited Partnership, or Ellomay Energy LP, a limited partnership directly and indirectly wholly-owned by us that holds Ellomay Luzon Energy’s shares, or Ellomay Energy LP, and on Ellomay Energy LP’s rights and agreements in connection with shareholder’s loans (and capital notes) provided by Ellomay Energy LP to Ellomay Luzon Energy. The Deed of Trust governing the Series E Secured Debentures includes several limitations and requirements applicable to our holdings in Ellomay Luzon Energy and additional provisions that may limit our ability to sell our holdings in Ellomay Luzon Energy or to revise arrangements with Ellomay Luzon Energy. For further information concerning the Deed of Trust governing our Series E Secured Debentures, issued on February 1, 2023, see “Item 5.B: Liquidity and Capital Resources” under “Series E Secured Debentures” and “Item 10.C: Material Contracts.”

Dorad, which is the only substantial asset held by Ellomay Luzon Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, some of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company Ltd., or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Ellomay Luzon Energy’s and on our results of operations and profitability. These factors and events include:

●	Electricity tariffs, which are determined and updated solely by the Israeli Electricity Authority, have a material impact on the results of operations of Dorad. In addition, the Israeli Electricity Authority is responsible for maintaining and updating regulatory resolutions that impact the manufacturers of electricity in Israel, including the payment structure, licensing of potential competitors, standards for payment for availability and other regulatory issues that, if revised or implemented in a way that impacts Dorad, could materially adversely affect Dorad’s operations and results of operations.

●	The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

●	Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers, Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations, and the System Manager. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

●	Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

●	Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

●	The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. Changes in the credit ratings of Dorad and its shareholders, non-compliance with financing and other covenants, delays in provision of required pre-approvals or disagreements with the financial entities, material changes in Dorad’s licenses or a loss of license by Dorad and additional factors may trigger certain rights granted to the lenders under the financing documents and may adversely affect Dorad’s operations and profitability.

●	Dorad entered into a long-term natural gas supply agreement, or the Tamar Agreement, with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar. In addition, in November 2022, Dorad started purchasing natural gas from Energean Israel Ltd., or Energean. Both of these agreements include a “take or pay” mechanism, subject to certain restrictions and conditions that under certain circumstances may result in Dorad paying for natural gas not actually required for its operations. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

●	The Dorad Power Plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

●	Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad from time to time executes forward transactions to purchase U.S. dollars against the NIS and other hedging transactions to minimize these risks.

●	Dorad was until recently involved in several arbitration proceedings initiated by Dorad’s shareholders, including Ellomay Luzon Energy and is currently involved in a court proceeding initiated by several of its shareholders in connection with its potential expansion. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

●	The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

●	Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

Risks Related to the Manara PSP

The Manara PSP currently holds a conditional license. Such conditional license may be revoked for various reasons, such as non-compliance with milestones stipulated in the conditional license. The Manara PSP currently holds a conditional license for the construction of a 156 MW pumped storage project, or the Manara PSP Conditional License, issued to it on June 17, 2020. Conditional licenses issued by the Israeli Electricity Authority include several milestones, and deadlines for completing such milestones, including the completion of the construction works of the pumped storage power plant. The Israeli Electricity Authority could revoke the Manara PSP Conditional License if Ellomay Pumped Storage (2014) Ltd., the project company of the Manara PSP, or Ellomay PS, does not timely meet the milestones included in it. Any such attempted revocation is subject to a written notice from the Israeli Electricity Authority, which is required to include the reasons for the proposed revocation, and to a hearing of Ellomay PS before the Israeli Electricity Authority. If the Manara PSP Conditional License is revoked in the future, it could prevent the completion of the Manara PSP, resulting in a loss of some or all the funds invested in the Manara PSP.

The construction of the Manara PSP is a complex and unique engineering challenge. The construction process of the Manara PSP includes planning and conducting a comprehensive investigation to characterize the variety of soils and rocks at the construction sites. In accordance with the infrastructure characteristics and the seismic risks that exist on site, stability calculations need to be performed on the basis of which instructions are given for the planning and execution of the reservoirs. Any complications during the construction period of the Manara PSP could cause delays in the construction and could expose the Manara PSP to non-compliance with the terms of the Manara PSP Conditional License issued to it by the Israeli Electricity Authority and could otherwise materially adversely affect our results of operations in connection with the Manara PSP.

Risks Related to our Operations and our Structure

We depend on the Talasol Solar Plant for a substantial portion of our revenues and cash flows. We depend on the Talasol Solar Plant, and expect to continue to depend on the Talasol Solar Plant and other relatively large projects, for a substantial portion of our revenues and cash flows. The Talasol Solar Plant accounted for approximately 45.4% and 51.1% of our revenues for the years ended December 31, 2024 and 2023, respectively. As new projects reach commercial operation, our dependency on the Talasol Solar Plant is expected to reduce. However, this project, as well as other large projects such as the Manara PSP, are still expected to account for a substantial portion of our revenues and cash flows in the foreseeable future. Consequently, any damage or loss in connection with the Talasol Solar Plant could materially reduce our revenues and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our ability to leverage and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities or to enter into other financing arrangements, including tax credit arrangements.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations and to fulfill our development plans. Although we have financing agreements with respect to several of our Solar Plants, WtE plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing, as applicable, for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. In recent years, Israel and global markets experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities. In addition, we recently entered into the US solar market. We expect that our US solar projects will rely on third-party tax equity or tax credit funding, obtained through the sale of available tax incentives. No assurance can be given that tax equity investors or tax credit purchasers will be available or willing to acquire the tax credits on acceptable terms, that we will be able to sell the tax incentives through other markets or that the tax incentives and benefits will remain in place, especially following certain executive orders executed by President Trump and the intention of the Trump Administration to develop nuclear and return to other sources of traditional energy. Our inability to obtain additional financing, through financing entities, or tax credit funding or otherwise, on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to execute one or more projects or increase and further develop our operations and execute our business plan.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series C Debentures, Series D Convertible Debentures, Series E Secured Debentures, Series F Debentures and Series G Debentures, or, together, the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2024, our total indebtedness in connection with corporate, project and other financing (including the Talasol Solar Plant, of which we hold 51% and the Manara PSPs, of which we hold approximately 83.33%) was approximately €495 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. After December 31, 2024, we issued an additional aggregate principal amount of NIS 214,479,000 of our new Series G Debentures. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures and issuing additional series of debentures, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

We may incur significant additional amounts of debt, which could further exacerbate the risks associated with our substantial indebtedness. Although the Deeds of Trust governing our Debentures contain conditions that may affect our ability to incur additional debt, mainly in connection with the issuance of additional debentures of the existing series of the Debentures and due to the potential impact of the additional debt on our compliance with the financial covenants included in the Deeds of Trust, these conditions are limited and we should be able to incur additional debt and enter into leveraged transactions, so long as we do not breach the financial covenants and meet these conditions. If new debt is added to our existing debt levels, the related risks that we face would intensify and we may not be able to meet all our debt obligations, including the obligations in connection with repayment of the Debentures.

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

Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into from time to time in order to manage currency and interest rate related risks. We hold cash and cash equivalents, deposits and restricted cash and mainly in euro and NIS. Our holdings in our Solar Plants located in Spain and Italy and in the WtE plants located in the Netherlands are denominated in euro and our holdings in Ellomay Luzon Energy and in the Manara PSP are denominated in NIS. Our Debentures and the project finance obtained in connection with the Manara PSP are denominated in NIS and the interest and principal payments are to be made in NIS and the project finance obtained in connection with our projects in Europe (Spain and Italy) is denominated in euro. The financing for several of our Solar Plants bears interest based on EURIBOR rate. In addition, our holdings in our US solar projects is denominated in USD. Therefore, our repayment obligations and undertakings may be affected by adverse movements in the exchange and interest rates. We attempt to manage some of these risks by executing various swap interest and currency transactions as more fully explained in “Item 11: Quantitative and Qualitative Disclosures About Market Risk” below, therefore we do not eliminate these risks in their entirety. Swap transactions executed in an attempt to eliminate certain risks may also impact the results of our operations due to fluctuations in their value based on changes in the relevant exchange or interest rate.

We are incorporated and headquartered in Israel, and some of our projects under development are located in Israel, and therefore we are subject to potential adverse impact of political, economic and military instability in Israel and its region.

We are incorporated under the laws of the State of Israel, our principal offices are located in central Israel and our headquarters, management and most of our employees are located in Israel. In addition, the funding raised by us through equity or debt issuances was raised in the Israeli market and from Israeli investors and several of our projects under development, including the Manara PSP, are located in Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and prospects. Any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

In addition to the impact of the Iron Swords war on our operating facilities and projects under development as set forth above under “Risks Related to our Israeli Operations,” we may be exposed to other risks related to the war due to the location of our headquarters in Israel, including the impact of the war on currency exchange rates, interest rates, the Israeli economy and consumer price index and potential trade curtailments, reputational damage, the labor market in Israel and adverse impact on our business relationship with foreign contractors, suppliers, partners, financing entities and other third-parties.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions. U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions. The Ukraine-Russia war led to global sanctions that have impacted the international economy, to a shortage and ensuing increase in price of natural gas and other forms of energy and electricity, shortages in raw materials, including in the materials comprising the feedstock used by our WtE plants, supply chain delays and an increase in the cost of transportation, impacting the cost of operations of our WtE plants, which depend on transportation of feedstock and residues. We cannot anticipate the length and continued impact of the ongoing military conflict. We are continuing to monitor the situation globally and assessing its potential impact on our business.

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

Our inability to effectively hedge interest rate, currency, electricity prices and other market-related risks may adversely affect our profitability. As noted above under “Our business results may be affected by currency and interest rate fluctuations and the hedging transactions we enter into from time to time in order to manage currency and interest rate related risks,” we are exposed to interest rate and exchange rate fluctuations and other risks. We use hedging instruments from time to time to manage interest rate, currency, exposure to electricity prices and other market-related risks. If any of the variety of instruments we use to hedge our exposure to these various types of risk is not effective, we may incur losses, which may have an adverse effect on our financial condition. The majority of our derivative contracts are OTC derivatives, i.e., derivative contracts that are not transacted on an exchange. These derivatives are entered into under ISDA Master Agreements. If a counterparty defaults on these contracts, the underlying exposure would no longer be effectively hedged, which could result in losses. In addition, there can be no assurance that we will continue to be able to hedge risks related to current or future assets or liabilities in an efficient manner or at all. Disruptions such as market crises and economic recessions may put a strain on the availability and effectiveness of hedging instruments. For example, the expected transition away from LIBOR and similar benchmark rates may have a different impact on the hedged item and the hedging instrument, which could cause some of our hedge to become ineffective, resulting in potential losses.

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

The amount of taxes we pay in these jurisdictions could also increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents. For example, the Organization for Economic Co-operation and Development (OECD), has put forth two proposals - Pillar One and Pillar Two, which revise the existing profit allocation and nexus rules (profit allocation based on location of sales versus physical presence) and ensure a minimal level of taxation, respectively. As of the date of this Report, more than 140 countries, including Israel and other countries in which we operate, have agreed to enact legislation on Pillar Two and to enforce a minimum global tax rate of 15%. During 2024, several countries adopted legislation based on Pillar One and Pillar Two, for example, on December 22, 2024, Spain enacted Law 7/2024 establishing a Global Minimum Corporation Tax in alignment with Pillar Two. In July 2024 the Israeli Ministry of Treasury published its intention to apply the Qualified Domestic Minimum Top-up Tax on the income of multinational companies with a residence in Israel and aggregate revenues of €750 million or more. These changes, when enacted by various countries in which we do business, may increase our taxes in these countries. As the Pillar Two solution is subject to implementation by each member country, the timing and ultimate impact of any such changes on our tax obligations is uncertain.

These and other legislative initiatives may materially and adversely affect our plans to expand and further develop our operations and may increase our tax liability and administrative expenses and may materially adversely affect our financial condition and results of operations.

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

We are subject to risks associated with legal or administrative proceedings that could materially affect us. We are subject to risks and costs associated with lawsuits, claims or administrative proceedings. The result and costs of defending any such proceedings or claims, regardless of the merits and eventual outcome, may be material. Any such proceedings or claims could also materially delay our ability to complete construction of a project in a timely manner or at all, or could otherwise materially adversely affect a completed project’s operations. Further, we have little control over whether third-party claims will be brought by one or more third parties, including public and private landowners, purchasers of electricity or green certificates, equipment suppliers, construction firms, labor unions, and O&M and other service providers or their employees or contractors. Defending litigation, delays caused by litigation, and the costs of settling or other unfavorable outcomes, including judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences. We could be deemed to be an “investment company” under the Investment Company Act if we invest more than 40% of our assets in “investment securities,” as defined in the Investment Company Act. Investments in securities of majority owned subsidiaries (defined for these purposes as companies in which we control 50% or more of the voting securities) are not “investment securities” for purposes of this definition. As our interest in Ellomay Luzon Energy is not considered an investment in majority owned securities, unless we maintain the required portion of our assets under our control, limit the nature of the requisite portion of our investments of our cash assets to cash and cash equivalents (which are generally not “investment securities”), succeed in making additional strategic “controlling” investments and continue to monitor our investment in Ellomay Luzon Energy, we may be deemed to be an “investment company.” We do not believe that our holdings in our Solar Plants or WtE plants would be considered “investment securities,” as we control our Solar Plants (other than the Talasol Solar Plant) and our WtE plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol Solar Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol Solar Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status in the project companies. We do not believe that the current fair value of our holdings in Ellomay Luzon Energy (all as more fully set forth under “Business” below) and other relevant assets, all of which may be deemed to be “investment securities,” would result in our being deemed to be an “investment company.” If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact the majority of our investments to date (mainly in the Italian, Spanish, US and Israeli photovoltaic power plants markets, in the Netherlands’ WtE market and in the Israeli pumped hydro storage market) were made through a controlling investment, we do not believe that we are currently engaged in “investment company” activities or business. These strategies may force us to pursue less than optimal business strategies or forego business arrangements and to forgo certain cash management strategies that could have been financially advantageous to us and to our financial situation and business prospects.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2024. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” below under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares and Ownership Structure

We are controlled by a small number of shareholders, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market. Currently, a group of investors comprised of Kanir Joint Investments (2005) Limited Partnership, or Kanir, and S. Nechama Investments (2008) Ltd., or Nechama Investments, hold an aggregate of approximately 44.6% of our outstanding ordinary shares. Shlomo Nehama, our former Chairman of the Board who controls Nechama Investments holds directly an additional approximately 3.6% of our outstanding ordinary shares and Ms. Anat Raphael, which holds a majority of the outstanding shares of Kanir Investments Ltd., or Kanir Ltd., the general partner of Kanir, holds an additional approximately 2% of our outstanding ordinary shares. Therefore, acting together, these shareholders could exercise significant influence over our business, including with respect to the election of our directors and the approval of a change in control and other material transactions. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. In addition, due to this concentration of control, we are deemed a “controlled company” for purposes of NYSE American LLC rules and as such we are not subject to certain NYSE American LLC corporate governance rules. Moreover, our Second Amended and Restated Articles includes the casting vote provided to our Chairman of the Board under certain circumstances and the ability of members of our Board to demand that certain issues be approved by our shareholders, requiring a special majority, all as more fully described in “Memorandum of Association and Second Amended and Restated Articles” below may have the effect of delaying or preventing certain changes and corporate actions that would otherwise benefit our shareholders.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. We have one series of warrants (Series 2), exercisable into 1,020,000 ordinary shares at a price of NIS 80 per share, and one series of convertible debentures (Series D), convertible into 375,757 ordinary shares at a price of NIS 165 per share, listed on the Tel Aviv Stock Exchange, or TASE. In the event some or all of our Series 2 Warrants are exercised, or some or all of our Series D Convertible Debentures are converted, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in percentage ownership.

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

We have not paid a cash dividend or executed a buyback of a substantial number of shares since 2016 and there is no assurance we will do so in the future. We have not paid any cash dividends or announced a share buyback plan since 2016. Future dividends or future share buyback plans will depend on our earnings, if any, capital requirements, general financial condition and applicable legal and contractual constraints in connection with distribution of profits, and will be within the discretion of our then-board of directors. There can be no assurance that any additional dividends will be paid or share buyback programs adopted, as to the timing or the amount of the dividends or share buyback programs, or as to whether our Board of Directors will elect to distribute our profits by means of share repurchases or a distribution of a cash or other dividend. In addition, the terms of the deeds of trust governing our Debentures restrict our ability to made “distributions” (as such term is defined in the Israeli Companies Law, 1999, as amended, or the Companies Law, which includes cash dividends and repurchase of shares). For more information see “Item 4.A: History and Development of Ellomay,” “Item 5.B: Liquidity and Capital Resources” and “Item 8.A: Financial Information; Consolidated Statements and Other Financial Information; Dividends” below.

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

Recent Developments

The “Iron Swords” War in Israel

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024 and in October 2024 and by the Houthis from Yemen. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and a temporary ceasefire commence in Israel’s southern border on January 19, 2025 but military actions have been resumed since then. The substantial majority of our operating facilities, which serve as our main sources of liquidity, are located outside of Israel, in Spain, Italy and the Netherlands. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. Our headquarters are located in Tel Aviv, which is in central Israel, and our headquarter work continued uninterrupted throughout the initial war and hostilities.

The Company has two assets that are currently operating or under construction in Israel: (i) the Pumped Storage Project in the Manara Cliff (83.34% owned by the Company, in northern Israel), and (ii) the Dorad Power Plant (9.375% owned by the Company, in southern Israel). The Dorad Power Plant has not been materially impacted by the war and is currently fully operational. For a discussion of the impact on the Manara PSP, see below under “Projects under Development or Construction; The Manara PSP.” The termination one or both of the ceasefires or any future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact our Israeli operations and projects under development and our results of operations.

Projects under Development or Construction

The Manara PSP

The construction of the Manara PSP commenced in April 2021. We and Ampa Ltd., Manara PSP’s other shareholder, invested the equity required for the Manara PSP (not including indexation), with the remainder of the funding received from a consortium of lenders led by Mizrahi Tefahot Bank Ltd., at a scope of approximately NIS 1.27 billion. This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs.

Due to the “Iron Swords” war, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts have since then focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The State of Israel protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the ongoing war, the operation date will be delayed. The construction period is currently expected to be extended by the sixteen months regulatory extension and an additional period of several months required for the ramp-up of the contractor’s operations. The ramp-up activities at the site commenced on April 7, 2025.

For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

Solar Projects under Development

Italian 198 MW Solar Portfolio

The Italian 198 MW Solar Portfolio consists of: (i) solar facilities with an installed capacity of an aggregate of 19.8 MW and 18.1 MW that were connected to the grid in February-May 2024 and in January 2025, respectively, and (ii) solar projects with an aggregate installed capacity of approximately 160 MW that have reached Ready to Build. All of these projects are located in the Lazio, Piemonte and Marche Regions, Italy. In addition, we have solar projects in Italy under development as detailed below under “Additional Solar Projects under Development.”

On February 27, 2025, we entered into a set of agreements governing the procurement of financing with a reputable European institutional investor, or the Lender, intended to finance the construction and related expenses of the Italian 198 MW Solar Portfolio. If consummated, the financing in an amount of up to €110 million will be provided by way of senior secured notes to be issued in multiple tranches during the construction phase by a wholly-owned subsidiary of Ellomay Luxembourg Holdings S.àr.l, or Ellomay Luxembourg, our wholly-owned Luxembourg subsidiary. All notes are due on December 31, 2047 and to be repaid in semi-annual installments. The notes bear interest from and including the issue date to and excluding the maturity date at the rate of 4.50% per annum, to be paid semi-annually in arrears. The financial closing of the Project Finance is expected to occur in the coming weeks. The financial closing is subject to the satisfactory fulfillment of the conditions to closing. Therefore, we cannot assure you that the financing contemplated by the finance documents will be consummated.

In December 2024, we executed construction agreements with an EPC contractor for the 160 MW projects that are ready to build and included in the Italian 198 MW Solar Portfolio. A notice to proceed was issued to the EPC contractor at the end of March 2025 and the construction is expected to take approximately 18 months. The EPC agreements are conditioned, among other things, on the execution of a financing agreement for the Italian 198 MW Solar Portfolio as detailed above. The cost of construction of the Italian 198 MW Solar Portfolio, including related expenses, is currently estimated at approximately €200 million. Pursuant to regulatory requirements, several of the projects include small-scale agricultural activities such as beehive cultivation and olive orchards.

In April 2025, we entered into an investment agreement, or the Clal Agreement with Clal, a leading Israeli institutional investor, and several of its affiliates, for an aggregate investment by Clal of approximately €52 million.

Pursuant to the Clal Agreement, Clal and our company will set up a new Israeli limited partnership, or the Israeli LP, in which an entity wholly-owned by us will be the general partner and we will hold 51% of the limited partner interests and Clal will hold the remaining 49%. The Israeli LP will wholly-own a newly founded Luxembourg entity, to which Ellomay Luxembourg will transfer all of the issued and outstanding shares, capital reserves and shareholder loans of seven Italian project companies, who hold the Italian 198 MW Solar Portfolio. The Clal Agreement includes customary representations and warranties of us and Clal and an indemnification mechanism for breaches of representations, warranties and undertakings, subject to customary caps and limitations, as a sole remedy, subject to customary exceptions. The Clal Agreement provides Clal with a right of first look commencing with the consummation of the transactions contemplated by the Clal Agreement with respect to investment in other solar projects currently developed or that will be developed by us in Italy for an investment under similar terms as the Clal Agreement, mutatis mutandis. Pursuant to the right of first look mechanism, we will provide Clal certain information with respect to each project that has reached Ready-to-Build status and we decide to advance its construction, and Clal will have a few months to notify us that it is interested in investing up to 49% in such projects or any portion thereof upon the terms set forth in the notice provided to Clal by us. The Clal Agreement provides that upon consummation of the transactions contemplated by the Clal Agreement, we and Clal will sign a partners agreement, or the Clal PA and we will issue Clal a warrant, or the Clal Warrant.

The Clal PA sets forth the relationship between the general partner and the limited partners, the governance and management of the Israeli LP, the funding and financing of the Israeli LP and the mechanism for future transfers of interests in the Israeli LP. Pursuant to the Clal PA, Clal undertakes to provide its pro rata portion of the amounts required for the development and construction of the Italian 198 MW Solar Portfolio to the Israeli LP, which in turn will fund the Luxembourg subsidiary and the Italian project companies. Our aggregate funding commitment in the Italian 198 MW Solar Portfolio has already been provided by us. The Clal PA also provides for the payment of annual management fees to us. The Clal PA provides each limited partner with customary rights, including a full tag-along right in the event of a change in our control and includes customary veto rights. The Clal PA provides that following repayment of partners’ loans, the Israeli LP’s surpluses will be distributed to the limited partners, pro rata to their holdings, on a semi-annual basis, subject to maintaining the working capital required by the Israeli LP for the two following quarters.

The Clal Warrant covers 416,000 of our ordinary shares, with an exercise price of NIS 69.7 (approximately $18.5) per share. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event our shares are traded at a price higher than NIS 80 (approximately $21.2) per share when the Clal Warrant is exercised, we, at our discretion, may choose to issue shares on a cashless basis based on a market price per share of NIS 80 and pay Clal the remainder in cash.

The consummation of the transactions contemplated by the Clal Agreement is subject to the fulfillment or waiver of several customary conditions to closing, including receipt of regulatory approvals, that are not entirely within our control or the control of Ellomay Luxembourg, Clal or the Israeli LP. There can be no assurance as to whether or when the conditions to closing will be satisfied.

Texas, USA, Solar Portfolio

There are currently two projects with an aggregate capacity of approximately 27.36 MW, which were placed in service in December 2024 and are awaiting connection to the grid (the Fairfield and Malakoff projects), and two additional projects that are under construction with an aggregate capacity of approximately 21.5 MW (the Mexia and Talco projects), expected to be connected to the grid during the second quarter of 2025. An additional project with a capacity of approximately 14 MW and approximately 30 MWh battery capacity has reached “ready to build” status at the end of March 2025.

On September 13, 2024, Ellomay USA Inc., our indirectly wholly-owned subsidiary which owns the US project companies, entered into an agreement to transfer Investment Tax Credits (ITCs) linked to the Fairfield, Malakoff, Mexia and Talco solar projects, with a reputable financial institution, with vast experience in executing tax credit transactions. Through this transaction, we expect to receive approximately $19 million from the sale of ITCs, representing approximately 32% of the expected total portfolio costs. The sale is facilitated under the Inflation Reduction Act’s new transferability provisions, allowing us to retain 100% of the operating profits from these projects. Funds from the sale of the ITCs generated from a project will be disbursed after such project is placed in service and meets the applicable requirements. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which we provided a guarantee to the purchaser of the ITCs. Two of the projects were placed in service in December 2024 and the additional requirements for the disbursement of funds to the project companies are expected to be fulfilled by October 2025.

Israeli Solar Portfolio

We are advancing the following Solar projects in Israel:

(i)	the Klahim and Komemiyut projects, each intended for 21 MW Solar and 50 MW / hour batteries. The projects obtained approvals for connection to the grid and are in the process of receiving a building permit. These projects were initially planned to receive a tariff based on a tender we previously won for solar plus storage in Israel, however, we waived our rights in connection with the tender (and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million) and elected to transition to the regulation that enables direct sale to end customers through private suppliers;

(ii)	the Talmei Yosef project, intended for 10 MW solar and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023; and

(iii)	the Talmei Yosef storage project in batteries, which obtained zoning intended for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage and is pending the approval of its zoning plan.

Additional Solar Projects under Development

In addition to the Italian Solar Portfolio and the portfolio of Israeli and US solar projects, we have solar projects under various development stages as follows: (i) under advanced development stages (including, for example, projects that have reached ready to build status) – approximately 262 MW in Italy; and (ii) in early development stages – approximately 800 MW in Italy, US, Spain and Israel.

The advancement and development of all projects under development is subject to the projects reaching several milestones, including receipt of regulatory approvals and authorizations, procurement of land rights, obtaining financing, commencement and completion of construction and connection to the grid, and to various risks and uncertainties applicable to projects under development and construction as more fully set forth under “Item 3.D: Risk Factors” above. In addition, we will require additional funding to fund the equity investment required for the construction of the projects under development, which may be obtained by issuance of debt/equity and/or sale of assets. There can be no assurance as to how many projects, if any, will reach the final stage of connection to the grid and operational status and, even if projects reach certain milestones, there is no assurance that we will decide to advance the projects. We may advance some or all of the projects with partners and therefore we may not wholly-own such projects in the future.

Sale of the Talmei Yosef Solar Plant

On December 31, 2023, we executed an agreement, or the Talmei Yosef Sale Agreement, to sell our holdings in the 9 MW solar plant located in Talmei Yosef, Israel, or the Talmei Yosef Solar Plant.

The Talmei Yosef Sale Agreement provides for the sale of our holdings in the Talmei Yosef Solar Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million (approximately €1 million) in the event the Talmei Yosef Solar Plant will produce more than 18 million KWh during 2024. The Talmei Yosef Sale Agreement provides for a cutoff date of June 30, 2023 and at closing the parties will determine whether an adjustment to the purchase price is required to reflect our entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company.

The Talmei Yosef Sale Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million and limited to a period of 18 months from the closing date.

The sale was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million).

Following consummation of the sale, we maintained the rights to the two projects under development located in the vicinity of the Talmei Yosef Solar Plant as noted under “Israeli Solar Portfolio” above.

Project Finance for the Ellomay Solar Plant

In June 2024, Ellomay Solar S.L., our indirectly wholly-owned subsidiary, which owns a 28 MW solar plant in Talaván, Cáceres, Spain that was connected to the grid in June 2022, entered into and reached financial closing of a project finance arrangement with Bankinter, S.A. For more information see “Item 5.B: Liquidity and Capital Resources.”

Damages Caused by Fire in the Talasol and Ellomay Solar Plants

On July 20, 2024, a fire broke out in the area between the Talasol Solar Plant and the Ellomay Solar Plant. After a short disconnection of parts of such plants due to the fire, the non-affected parts of the plants were reconnected on July 21, 2024 and as of such date approximately 80% of the plants were connected and operating. Since then, the plants gradually resumed operations and as of December 31, 2024, approximately 100% of the Ellomay Solar Plant and 91.8% of the Talasol Solar Plant were connected and operating. Transformers and converters were not damaged from the fire, and the damage was caused mainly to communication cables, connection boxes and the panels above the connection boxes. These plants are insured with policies covering loss of profits and direct and indirect damages, therefore the Company recorded in other income insurance compensation of approximately €3.4 million during the year ended December 31, 2024 in connection with the loss of revenue and repair expenses.

Series G Debentures Public Offering in Israel

On February 16, 2025, we issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of our newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.7 million (approximately €56.7 million as of the issuance date).

The Series G Debentures are not secured by any collateral and are traded on the TASE.

The principal amount of Series G Debentures is repayable in seven non-equal installment on December 31 in each of the years 2026 to 2032 (inclusive) as follows: 10% of the principal on the 2026 repayment date, 2.5% of the principal on each of the 2027 and 2028 repayment dates, 10% of the principal on the 2029 repayment date and 25% of the principal on each of the 2030, 2031 and 2032 repayment dates. The Series G Debentures bear a fixed interest at the rate of 6.34% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31, commencing December 31, 2025 through December 31, 2032 (inclusive).

The Series G Deed of Trust includes customary provisions, including (i) a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which we do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series G Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series G Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series G Deed of Trust or in breach of any of our material obligations to the holders of the Series G Debentures pursuant to the terms of the Series G Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants for purposes of the immediate repayment provision included in the Series G Deed of Trust and (iii) to the extent the Series G Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series G Debentures.

The Series G Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series G Adjusted Balance Sheet Equity (as such term is defined in the Series G Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol Solar Plant, and interest rates), on a consolidated basis, shall not be less than €80 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €84 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by creditors who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series G Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition), or, together, the Series G Net Financial Debt, to (b) the Series G Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series G Net Financial Debt, or our Series G CAP, Net, to which we refer herein as the Series G Ratio of Net Financial Debt to Series G CAP, Net, shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) our Series G Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series G Deed of Trust), based on the aggregate four preceding quarters, or our Series G Adjusted EBITDA, to which we refer to herein as the Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA, shall not be higher than 11 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

The Series G Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 60% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series G Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) we will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series G Adjusted Balance Sheet Equity not lower than €97 million, (ii) Series G Ratio of Net Financial Debt to Series G CAP, Net not to exceed 58%, and (iii) Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series G Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

For further information concerning the Series G Deed of Trust, see “Item 10.C: Material Contracts” and the Series G Deed of Trust included as Exhibit 4.26 under “Item 19: Exhibits.”

Series F Debentures Private Placements in Israel

On April 17, 2024, we issued NIS 40 million par value of our unsecured non-convertible Series F Debentures, in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million, reflecting a price of NIS 0.946 per NIS 1 principal amount of the Series F Debentures. On August 29, 2024, we issued NIS 52,029,136 par value of our Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 50 million, reflecting a price of NIS 0.961 per NIS 1 principal amount of the Series F Debentures. On November 5, 2024, we issued NIS 66,061,600 par value of our Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 62.2 million, reflecting a price of NIS 0.942 per NIS 1 principal amount of the Series F Debentures. Following completion of the private placement, the aggregate outstanding par value of our Series F Debentures is approximately NIS 328.1 million. For further information concerning the Series F Deed of Trust, see “Item 5.B: Liquidity and Capital Resources,” “Item 10.C: Material Contracts” and the Series F Deed of Trust included as Exhibit 4.24 under “Item 19: Exhibits.”

Sale of Dorad Shares by Zorlu and Exercise of Right of First Refusal

On March 4, 2025, Zorlu Enerji Elektrik Üretim A.S, or Zorlu, which holds 25% of Dorad’s issued and outstanding shares, entered into Share Purchase Agreements covering its entire holdings in Dorad. One Share Purchase Agreement, executed with several Israeli entities, including The Phoenix Insurance Company Ltd., or the Dorad SPA, contemplates the sale of 15% of Dorad’s issued and outstanding shares, or the Offered Shares.

The Dorad SPA provides for an aggregate purchase price of approximately NIS 424.4 million (approximately $115 million), subject to certain adjustments, and that the consummation of the sale will be subject to customary conditions to closing (including approvals by Dorad’s board of directors, by governmental authorities and by Dorad’s financing entity and the consummation of the other agreement executed by Zorlu in connection with the remaining 10% of Dorad’s issued and outstanding share capital). The Dorad SPA also requires the buyer to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA.

Following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice, or the Sale Notice, from Zorlu. Pursuant to Dorad’s articles of association and shareholders agreement, the Sale Notice covers the Offered Shares, Dorad’s shareholders, including Ellomay Luzon Energy, are required to respond within 30 days. On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all of the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, then the Offered Shares will be allocated among the offerees in accordance with their pro rata holdings in the Company, subject to approval of the transfer of shares by the Dorad board of directors.

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and another shareholder of Dorad, Edelcom Ltd., or Edelcom, which holds 18.75% of Dorad, submitted acceptance notices with respect to all of the shares offered under the right of first refusal mechanism (representing 15% of the issued and outstanding shares of Dorad). As a result, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad. Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the shares offered under the right of first refusal should the sale to Edelcom not be consummated for any reason.

The consummation of the purchase of Dorad’s shares by Ellomay Luzon Energy and by Edelcom is expected to occur on June 30, 2025 or by July 15, 2025 at the latest, subject to customary conditions to closing (including approvals by Dorad’s board of directors, by governmental authorities and by Dorad’s financing entity and the consummation of the other agreement executed by Zorlu in connection with the remaining 10% of Dorad’s issued and outstanding share capital).

As noted, the consummation of the acquisition of Dorad’s shares is subject to the fulfillment of several conditions to closing, which are not within Ellomay Luzon Energy’s control and the Company cannot at this point estimate whether and when they will be fulfilled.

In order to enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company will deposit an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank issuing the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company will initially withdraw an amount of NIS 60 million under the Commercial Paper Agreement.

Principal Capital Expenditures and Divestitures

In the last three fiscal years, our principal capital expenditures were mainly the development and construction of the Manara PSP and of various solar projects in Italy, Spain, the United States and Israel. For information regarding our projects under development and construction, please see above under “Recent Developments,” below under “Business Overview,” “Item 5: Operating and Financial Review and Prospects” and Note 6 to our annual financial statements included elsewhere in this Report.

The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that we file electronically with the SEC. These SEC filings are also available to the public from commercial document retrieval services. Our website is http://www.ellomay.com. The information on our website is not incorporated by reference into this Report.

B.	Business Overview

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. As of March 31, 2025, we indirectly own: (i) approximately 335.9 MW of solar power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by us) and approximately 38 MW of solar power plants in Italy, all connected to their respective national grids, (ii) solar projects under advanced development in Italy with an aggregate capacity of 294 MW that reached “ready to build status”, (iii) 9.375% of Dorad, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing the Manara PSP, and (vi) solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27.36 MW that are placed in service and in process of connection to the grid and additional 21.5 MW are under construction. We also initiate and develop additional solar projects in Italy, USA, Spain and Israel.

Solar Plants

Solar Industry Background

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

Global Trends in the Industry

Europe

European Climate Goals

In June 2021 the EU established the European Climate Law based on the Renewable Energy Directive, or RED, II, in which the previously adopted CO2 reduction goals are made legally binding for the EU member states. The European Climate Law includes the obligation for Europe’s economy and society to become climate-neutral by 2050 and also provides the intermediate target for a 55% cut in greenhouse gas emissions in 2030 compared to 1990 levels (also known as the “Fit for 55” package). On October 9, 2023, the EU Counsil adopted the amended Renewable Energy Directive (“RED III”), which forms part of the “Fit for 55” package. The RED III increases the renewable energy target share out of overall EU energy consumption from the initial 32% under the RED II Directive, which was increased to 40% in July 2021 to 42.5% by 2030, with an indicative target of an additional 2.5%. RED III also includes specific targets for EU Member States in certain sectors as follows: (i) industry – including a 1.6% annual increase in renewable energy usage, (ii) transport – including a requirement that each EU Member State choose between reaching at least 29% renewables in the energy consumption of the sector by 2030 or reducing greenhouse gas intensity in the sector by 14.5% by 2030, and (iii) building (district heating and cooling) – setting an indicative target of at least 49% share of renewable energy in buildings by 2030 and gradually increasing renewable targets for heating and cooling systems. The RED III Directive also requires EU Member States to further streamline the administrative permit-granting procedures to eliminate unnecessary administrative burden for the purpose of establishing renewable energy projects and related grid infrastructure projects and determine the maximum timeframe for the permit-granting procedures in renewable acceleration areas and in other areas. The RED III Directive became effective on November 20, 2023, and EU members states were granted 18 months to amend their national laws accordingly (i.e., until May 21, 2025), with a shorter deadline of July 2024 for some provisions related to permitting for renewables. In this regard, the European Commission has established, as part of the REPowerEU program, measures to increase the target to 45% by 2030. This program furthermore focuses on saving energy, producing clean energy and diversifying the EU’s energy supplies. On February 4, 2024, the EU published its recommendation for a 90% reduction in net greenhouse gas emissions by 2040 intermediate as a new intermediate goal.

European Installed Capacity

65.5 GW of new solar capacity was connected to the grid in 2024 throughout EU Member States, a new market record for the fourth consecutive year, a 4.4% increase compared to the 62.8 GW installed in 2023. The total solar capacity of EU Member States reached 338 GW in 2024.

According to “SolarPower Europe,” the 4.4% annual market growth between 2023 and 2024, is the lowest market growth since 2017. The previous year-to-year growth of 41-53% during 2021-2023 was driven mainly by the increase in energy prices during the period Additional annual solar installations between 2025-2028 are forecasted to be 70 GW, 72.3 GW, 76.5 GW and 81.5 GW, respectively. Furthermore, in their base case scenario, “SolarPower Europe” expects the total solar capacity of the EU to surpass the 750 GW target set by the REPowerEU by 24%.

According to “SolarPower Europe,” while capacity additions increased slightly in 2024, total investment in the solar sector fell by 13%, dropping from €60 billion in 2023 to €56 billion in 2024. This shift was driven by a sharp 35% decline in European wholesale solar module prices, caused by lower supply chain costs and overcapacity in the market.

Israel

In October 2020, the Israeli government approved a plan to increase its solar capacity by 15 GW and raise its target proportion of national electricity drawn from renewables from 17% to 30% by 2030. The 2025 target was set at 20%. According to the Israeli Electricity Authority’s 2023 Annual Renewable Energy Report, the total installed renewable energy capacity is expected to be 7.81 GW by the end of 2025, of which approximately 4.3 GW will be in dual-use photovoltaic systems and approximately 2.1 GW will be from land photovoltaic systems. Furthermore, the Israeli Electricity Authority forecasts that the total installed renewable energy capacity will be approximately 16 GW by the end of 2030, expected to constitute 39% of the total installed capacity in the Israeli electricity sector in 2030.

According to the 2023 Annual Renewable Energy Report of the Israeli Electricity Authority, Israel’s total installed renewable energy installed capacity (excluding degradation) reached approximately 5.9 GW by the end of 2023, representing 25% of the total capacity in the Israeli electricity market. The report shows that solar energy contributed 5.26 GW out of the total 5.9 GW, with 3.36 GW from dual-use photovoltaic systems and 1.9 GW from land photovoltaic systems. In addition, the report notes that renewable energy represented 12.5% of the actual electricity consumed during 2023.

For more information, see below under “Material Effects of Government Regulations on the Israeli Solar Plant”.

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

On January 20, 2025, President Trump signed two executive orders: “Declaring a National Energy Emergency” and “Unleashing American Energy,” imposed a regulatory freeze and announced a withdrawal from the Paris Climate Agreement. The executive orders call, among other things, for an immediate pause on clean energy-related federal disbursements. At this stage it is difficult to predict what impact these and other actions by the new administration will have on the renewable energy sector in the United States and, consequently, in other countries.

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

Tracker Technology vs. Fixed Technology

Some of our Solar Plants use fixed solar panels while others use panels equipped with single or dual axis tracking technology. Tracking technology is used to minimize the angle of incidence between the incoming light and a photovoltaic panel. As photovoltaic panels accept direct and diffuse light energy and panels using tracking technology always gather the available direct light, the amount of energy produced by such panels, compared to panels with a fixed amount of installed power generating capacity, is higher. As the double axis trackers allow the photovoltaic production to stay closer to maximum capacity for many additional hours, an increase of approximately 20% (single) - 30% (dual) of the photovoltaic modules plane irradiation can be estimated. On the other hand, tracker technology requires more complex and expensive operations and maintenance and, as this is a more sophisticated technology, it is exposed to more defects.

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

Looking ahead in 2025, TrendForce anticipates the global energy storage installed capacity to reach 86GW/221GWh, marking a 27% and 36% year-on-year increase, respectively.

The National Grid

To commence delivery of power to customers, our Solar Plants require an authorization for the connection to the grid. Due to the increase in energy manufacturing installations, there is increasing congestion on the grid, limiting the availability of authorization. The increased production leads, in certain periods, to a decrease in the electricity prices and to potential curtailments.

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

These benefits impacted our decision to enter into the solar photovoltaic market. We believe the fluctuations in fuel costs, environmental concerns and energy security make it likely that the demand for solar power production will continue to grow. Many countries, including Italy and Spain, have put incentive programs in place to spur the installation of grid-tied solar power systems. For further information please see “Material Effects of Government Regulations on the Solar Plants.”

Measuring the Performance of Solar Power Plants

One of the main factors for measuring the efficiency and quality of a power plant is the performance ratio (PR). The performance ratio is stated as percent and describes the relationship between the actual and theoretical energy outputs of the solar plant. This calculation provides the proportion of the energy that is actually available for export to the electricity grid after deduction of any energy losses and of energy consumption for the operation of the solar plant. The performance ratio can be used to compare solar plants at different locations as the calculation is independent of the location of a solar plant. The closer the performance ratio is to 100%, the more efficient the relevant solar plant is operating, however a solar plant cannot reach a performance ratio of 100% as there are inevitable losses and use of energy of the solar plant. High-performance solar plants can however reach a performance ratio higher than 80%.

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Operating Photovoltaic Plants

The following table includes information concerning our operating Solar Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Revenue in the year ended December 31, 2023 (in thousands)[2]	Revenue in the year ended December 31, 2024 (in thousands)[2]
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	Solar – Fixed Panels	July 2010	€835	€818
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011	€576	€619
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011	€951	€1,030
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	Solar – Fixed Panels	June 2011	€429	€507
“Talasol”	300,000 kWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	December 2020	€24,971	€18,365
“Ellomay Solar”	28,000 kWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	June 2022	€4,051	€1,741
“Ellomay Solar Two” [4]	4,944 kWp	Lazio Region, Italy	Solar – Fixed Panels	February 2024	€-[4]	€765[4]
“Ellomay Solar One” [5]	14,800 kWp	Lazio Region, Italy	Solar – Fixed Panels	May 2024	€-[5]	€1,528[5]

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the regulation and in the climate and the degradation of the solar panels.

3.	The Talasol Solar Plant is 51% owned by us and the revenues included in the table reflect 100% ownership.

4.	As the Ellomay Solar Two Plant was connected to the Italian national grid in February 2024, no revenues were recorded for the periods prior to the connection to the national grid.

5.	As the Ellomay Solar One Plant was connected to the Italian national grid in May 2024, no revenues were recorded for the periods prior to the connection to the national grid.

The table does not include information about the Talmei Yosef Solar Plant, which was sold on June 2, 2024. The results of the Talmei Yosef Solar Plant are presented as a discontinued operation in our financial statements for the year ended December 31, 2024.

Solar (Photovoltaic) Plants

The construction and operation of photovoltaic plants entail the engagement of Contractors, in order to build, assemble, install, test, commission, operate and maintain the photovoltaic power plants, for the benefit of our wholly-owned subsidiaries.

Each of the Solar Plants is constructed and operates on the basis of the following main agreements:

●	Development Agreement with a local experienced developer for the provision of development services with respect to photovoltaic greenfield projects from initial processing, obtaining of approvals and clearances with the aim of reaching “ready to build” status;

●	An Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

●	An Operation and Maintenance (O&M) Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor; and

●	A number of ancillary agreements, including:

o	land purchase agreements or one or more “surface rights agreements” or “lease agreements” with the landowners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the Solar Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining Solar Plants; and

o	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

With respect to our Spanish Solar Plants:

●	Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, or Red Eléctrica De España, S.A.U. or Red Eléctrica regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the plant to the grid;

●	Standard “representation agreements” with an entity that will act as the energy sales agent of the Solar Plant in the energy market, in accordance with Spanish Royal Decree 436/2004; and

●	Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte”) with Red Eléctrica de España (the Spanish grid operator, or REE).

With respect to Italian Solar Plants:

●	To the extent applicable, an agreement with Gestore dei Servizi Energetici - GSE S.p.A., or GSE, under the regime of Dedicated Withdrawal (Ritiro Dedicato), specifying the power output to be purchased by GSE for resale and the consideration in respect thereof or, alternatively, a “power purchase agreements” with a private energy broker, specifying the power output to be purchased for resale and the consideration in respect thereof;

●	One or more “interconnection agreements” with the relevant grid operator (e.g., E-Distribuzione S.p.A, or Terna S.p.A), which provides the technical, economic and administrative conditions necessary for the connection to the Italian national grid;

●	An “interconnection regulation”, which outlines the operational requirements and responsibilities for the safe and efficient operation of the plant; and

With respect to the US Solar Plants developed in the vicinity of Dallas, Texas:

●	One or more agreements to acquire the solar modules from the manufacturers;

●	One or more “interconnection agreements” with Oncor Electric Delivery Company LLC or Texas-New Mexico Power Co., the local electricity grid operator;

●	One or more service agreements with a Qualified Scheduling Entity, or QSE, registered with the Electric Reliability Council of Texas, Inc., or ERCOT, which enables the participation in the ERCOT real-time and day-ahead markets. QSEs are responsible for settling financially with ERCOT; and

●	Potentially, one or more agreements with tax credit purchasers or tax equity partners in connection with investment tax credits purchase.

The summaries below describe the material terms of the O&M Agreements executed in connection with our operating Solar Plants.

Operation and Maintenance Agreements

General

As mentioned above, each of the Solar Plants is operated and maintained by a local contractor pursuant to an O&M Agreement executed between such Contractor and our subsidiary that owns the Solar Plant, or the Solar Principal. Each O&M Agreement sets out the terms under which each of the Contractors is to operate and maintain the Solar Plant.

A technical adviser, or the Technical Advisor, was appointed by the Financing Entity, in several of our financed projects, to monitor the performance of the services.

We expect that, if required, we could replace some or all of our current O&M Contractors with other contractors and service providers. However, we cannot ensure that if such replacement shall take place we will receive the same terms and warranties from the new contractor. In addition, to the extent the relevant Solar Plant received financing from a bank or other financing institution, the applicable financing agreement generally requires that we obtain the financing institution’s approval for the replacement of an O&M contractor.

The Services

Each O&M Agreement governs the provision of the following services: (i) Subscription Services, which include Preventive Maintenance Services (maintenance services such as cleaning of panels and taking care of vegetation, surveillance, remote supervision of operation and full operational status of the Solar Plant) and Corrective Maintenance Services (services to correct incidents arising at the Solar Plant or to remedy any anomaly in the operation of the Solar Plant), and (ii) Non-Subscription Services, which are all services outside the scope of the Subscription Services. In some cases, certain engagement agreements are executed by us directly with service providers (such as internet, security services, etc.).

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services in our operating Solar Plants in Spain, other than Ellomay Solar and Talasol, varies from €15,000 to €28,000 per MWp (linked to the local Consumer Price Index) for each of the Solar Plants, paid on a quarterly basis. The annual consideration for the Talasol O&M services amounts to approximately €2.4 million, paid on a monthly basis. The annual consideration for the Ellomay Solar O&M services amounts to approximately €0.22 million, paid on a monthly basis. The annual consideration for the Ellomay Solar One O&M services amounts to approximately €104,000, paid on a monthly basis. The annual consideration for the Ellomay Solar Two O&M services amounts to approximately €35,000, paid on a monthly basis. The Subscription Services fee is fixed, and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the Solar Principal, including all risk insurance policies.

O&M Contractor’s Obligations, Representations and Warranties

The Contractor’s obligations under the O&M Agreement include, inter alia, the duty to diligently perform the operation and maintenance services in compliance with the applicable law and permits in a workmanlike manner and using the most advanced technologies, to manage the spare parts and replenish the inventory as needed, and to assist the Solar Principal and the Financing Entity in dealing with the authorities by providing the necessary information required by such authorities. The Contractor represents and warrants, inter alia, that it holds the necessary permits and authorizations, and that it has the necessary skills and experience to perform the services contemplated by the O&M Agreement.

Termination

Each party may terminate the O&M Agreement (to the extent applicable, after obtaining the approval of the financing entity) if the other is in breach of any of its obligations.

The O&M Agreement is terminated if the Contractor is liquidated or becomes bankrupt or insolvent, and on other similar grounds, unless the Solar Principal is willing to continue the O&M Agreement.

The O&M Agreement also provides the parties the option to withdraw from the agreement other than in the event of a breach by the other party, subject to certain circumstances and advance notice requirements.

The Talasol Solar Plant

The Talasol Solar Plant is a 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020 and of which we indirectly own 51%.

In June 2018, Talasol executed the Talasol PPA in respect of approximately 80% (75% based on P-50) of the output of a prospective photovoltaic plant for a period of 10 years. The Talasol PPA was executed with a leading international energy company with a solid investment grade credit rating and a pan-European asset base, which is active in more than forty countries and has a proven track record in financial hedges. The power produced by the Talasol Solar Plant is sold in the open market for the then current market power price. The Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The hedging provides that if the market price goes below a price underpinned by the Talasol PPA, the Hedging Provider will pay Talasol the difference between the market price and the underpinned price, and if the market price is above the underpinned price, Talasol will pay the Hedging Provider the difference between the market price and the underpinned price. The hedge transaction became effective in March 2019.

In April 2019, we sold 49% of our holdings in Talasol to two entities and therefore our current ownership interest in the Talasol Solar Plant is 51%.

The Talasol Solar Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020.

Agreements with Partners in Talasol

On April 17, 2019, Ellomay Luxembourg executed a Credit Facilities Assignment and Sale and Purchase of Shares Agreement, or the Talasol SPA, with GSE 3 UK Limited and Fond-ICO Sostenibilidad e Infraestructuras, FICC (formerly : Fond-ICO Infraestructuras II, FICC), or, together, the Talasol Partners, pursuant to which it agreed to sell to each of the Talasol Partners 24.5% of its holdings in Talasol.

The transactions contemplated under the Talasol SPA were consummated in April 2019. The aggregate purchase price paid by the Talasol Partners, in the amount of approximately €16.1 million, represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol Solar Plant’s financing as of the closing date of the Talasol SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.1 million.

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

Talasol Solar Plant Project Finance

The Talasol Solar Plant obtained project financing in connection with the commencement of its construction. During January 2022, Talasol refinanced its previous financing. For more information concerning the refinancing and the new financing of Talasol, see “Item 5.B: Liquidity and Capital Resources.”

The Talasol Solar Plant and the Ellomay Solar Plant are in their operational stage, which entails several risks and uncertainties. For more information concerning these and other risks see under “Risk Factors – Risks Related to our Business.”

Ellomay Solar

On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Plant with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit.

The Ellomay Solar EPC Agreement provided for a fixed and lump-sum amount of €15.82 million for the complete execution and performance of the works defined in the EPC Agreement. The works included the engineering, procurement and construction of the Ellomay Solar Plant and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. The EPC Agreement contained additional standard provisions, including liquidated damages in connection with delays and performance, performance guarantees, suspension and termination.

In June 2022, the Ellomay Solar Plant was connected to the electricity grid and commenced production of electricity.

Framework Agreement for the Development of Solar Projects in Italy

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

Our Italian Solar Portfolio (as more fully described under “Item 4.A: History and Development of Ellomay,” under “Recent Developments”) was developed under the Framework Agreement. As of December 31, 2024, two solar projects with an aggregate capacity of approximately 19.8 MW were connected to the Italian national grid and operating and one solar project, with capacity of approximately 18.1 MW was under construction. This Solar Plant was connected to the grid during January 2025. For more information concerning the project finance for the Italian 198 MW Solar Portfolio entered into subsequent to December 31, 2024 and the EPC agreements executed in connection with an aggregate capacity of approximately 160 MW that are also part of the Italian 198 MW Solar Portfolio see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

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

US Solar Market Joint Development Agreement

On March 14, 2023, we entered into a Joint Development Agreement, or the JDA, for the development of solar photovoltaic projects in the State of Texas. The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. Construction on the first two Solar projects under the JDA, with an aggregate capacity of approximately 27.36 MW, commenced in March 2024 and on December 31, 2024 these projects were placed in service and are currently in the process of connection to the grid. Construction on two additional projects with an aggregate capacity of approximately 21.5 MW commenced in August 2024.

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

In September 2024 we entered into an agreement to sell ITCs generated by these projects for an aggregate consideration of $19 million. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

Israeli Solar Projects under Development

For information concerning solar projects under development in Israel see “Item 4.A: History and Development of Ellomay” under “Recent Developments.” On July 19, 2020, we were notified that we were one of the winners of a first-in-kind quota tender process published by the Israeli Electricity Authority for combined photovoltaic and electricity storage facilities in Israel. These projects were initially planned to receive a tariff per kWh determined in the tender process ( NIS 0.199 for a quota of 20 MW). This tariff was linked to the Israeli CPI and is valid for a period of 23 years commencing on the commercial operation of each relevant plant. However, we waived our rights in connection with the tender (and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million) and elected to transition to the regulation that enables direct sale to end customers through private suppliers. We commenced development of the Klahim and Komemiyut projects, each intended for 21 MW Solar and 50 MW / hour batteries. The projects obtained an approved urban building plan and land rights.

We have additional projects under development in Israel is set forth under “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

The continued development and construction of the facilities depends upon various factors, including, but not limited to, our ability to locate sites for construction, enter into EPC agreements and obtain project finance and all other required approvals, all upon terms acceptable to us. Therefore, there is no assurance as to whether and when such process will be completed.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing solar power plants. The competition in the European solar sector concentrates on winning a guaranteed tariff in regulatory tenders, obtaining long-term power purchase agreements and obtaining connections to the national grid, all of which have become more difficult in recent years due to the increase in the number of private energy developers and manufacturers that. The competition in the Israeli photovoltaic sector concentrates on the ability to receive licenses from the Israeli Electricity Authority for the construction of new photovoltaic plants, which is subject to a quota as more fully described below and the ability to acquire existing plants that were already granted an electricity production license. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Nofar Energy Ltd, (TASE:NOFR), Doral Group Renewable Energy Resurcs Ltd. (TASE:DORL), Meshek Energy-Renewable Energies Ltd. (TASE:MSKE), Shikun & Binui Energy Ltd. (TASE:SBEN), Enlight Renewable Energy Ltd. (NASD, TASE:ENLT), Energixs Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

Customers

The customers of our Solar Plants are generally the local operators of the national grid and our Solar Plants do not generally provide electricity or enter into power purchase agreements with private customers. The agreements with the customers include customary termination provisions, including in connection with breaches of the electricity producer and in the event the plant causes disruptions with the grid.

The local operators acquiring the electricity manufactured by our solar plants generally pay a price based on the electricity price in the market, which is determined based on supply and demand. Therefore, we are significantly impacted by changes in the electricity prices caused, among other reasons, but increased or decreased supply and demand. For example, during the first half of 2024 the electricity prices in Spain declined significantly due to excess generation of hydro power in Spain and were on occasion negative. This decrease impacted the revenues from our Spanish facilities that are not covered by a financial power swap (the Talasol PPA) and reduced our 2024 revenues.

Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. We produce a substantial amount of our Solar Plants’ energy during the summer months when sunlight conditions tend to be most favorable. Although we received the technical calculation of the average production recorded in the area of each of our Solar Plants from our technical advisors and incorporated such data into our financial models, adverse meteorological conditions, including climate change and extreme weather conditions, can have a material impact on the Solar Plants’ output and could result in production of electricity below expected output.

Sources and Availability of Components of the Solar Power Plant

As noted above, the construction of our Solar Plants entails the assembly of solar panels and inverters purchased from third party suppliers. A critical factor in the success of our Solar Plants is the existence of reliable panel suppliers, who guarantee the performance and quality of the panels supplied. Degradation in such performance above a certain minimum level, generally 90% during the initial ten-year period and 80% during the following ten-fifteen year periods thereafter, is guaranteed by the panel suppliers. However, if any supplier is unreliable or becomes insolvent, it may default on warranty obligations.

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

Material Effects of Government Regulations on the Solar Plants and Projects

The development, construction and operation of a photovoltaic plant is subject to complex legislation covering, inter alia, building permits, licenses, the governmental long-term incentive scheme and security considerations. The following is a brief summary of the regulations applicable to our Solar Plants.

Material Effects of Government Regulations on Italian Solar Plants

The regulatory framework surrounding photovoltaic plants located in Italy consists of legislation at the Italian national and local level. Relevant European legislation has been incorporated into Italian legislation, as described below.

Authorization Procedure

Environmental Procedures

According to Legislative Decree no. 152 of 3 April 2006, or LD 152/2006, which regulates environmental procedures:

(i)	the following are subject to the Environmental Impact Assessment procedure, or EIA Screening, performed by the relevant Region:

a.	non-thermal industrial projects for energy production with a nominal capacity exceeding 1 MW;

b.	solar projects or agrivoltaic projects with a nominal capacity of 12 MW or more in agricultural areas that allow effective compatibility and integration with agricultural activities;

c.	solar projects with a nominal capacity exceeding 12 MW in areas classified as eligible pursuant to art. 20 of Legislative Decree no. 199 of 8 November 2021, or LD 199/2021; and

d.	ground-mounted solar projects with a nominal capacity of 15 MW or more in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation.

(ii)	the following are subject to the EIA Screening, performed by the Ministry of the Environment and Energy Security, or the MASE:

a.	solar projects with a nominal capacity exceeding 25 MW in areas classified eligible pursuant to art. 20 of LD 199/2021; and

b.	solar projects with a nominal capacity exceeding 30 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation.

Upon the conclusion of the EIA Screening, the competent authority determines whether or not the project should be subject to the EIA procedure.

(iii)	solar projects with a nominal capacity exceeding 10 MW that do not fall into the categories set forth under (i) or (ii) above are subject to the EIA, performed by the MASE.

Authorization Procedures for the Construction and Operation of Solar Projects

a.	Autorizzazione Unica - AU

The construction and operation of a solar project is subject to the obtainment of the Autorizzazione Unica (Single Authorization or AU) pursuant to art. 9 of LD 190/2024.

The Single Authorization is an authorization issued by the relevant Region (or, as the case may be, the public entity delegated by the Region) or by the MASE (exclusively for solar projects with a nominal capacity exceeding 300 MW) pursuant to art. 9 of LD 190/2024, which contains all permits, authorizations and opinions that would otherwise be necessary to start the construction works, including building licenses, landscape authorizations, and permits for interconnection facilities, among others.

The AU procedure encompasses, where applicable, the EIA and EIA Screening procedures, without prejudice to the right of the applicant to request the competent authority to issue the EIA or EIA Screening decree outside the AU procedure.

The AU is issued following a procedure called Conferenza di Servizi (“Steering Committee”) in which all relevant entities and authorities participate. This procedure is to be completed within 120 days of the first meeting of the Steering Committee. The 120-day term is suspended for 60 days in the case of projects subject to the EIA Screening procedure, and for 90 days for projects subject to the EIA procedure.

b.	Procedimento Autorizzatorio Unico Regionale - PAUR

According to art. 27-bis of LD 152/2006 and art. 9 of LD 190/2024, in the case of projects subject to the EIA procedure and to the AU procedure under the competence of the Region, the interested party shall submit to the Region (or, as the case may be, the public entity delegated by the Region) the Provvedimento Autorizzatorio Unico Regionale (PAUR) application. The deadline for the conclusion of the PAUR procedure may not exceed 2 years from the start of the procedure itself or from the start of the EIA Screening procedure, where applicable.

Under the PAUR procedure, all authorizations, agreements, concessions, licenses, opinions, approvals, nihil obstats and consents, however denominated, necessary for the implementation and operation of the same project are issued, including the EIA and AU.

According to art. 9 of LD 190/2024, the Regions have the possibility to opt for the Single Authorisation procedure instead of the PAUR procedure.

c.	Procedura Abilitativa Semplificata - PAS

Art. 8 of LD 190/2024 regulates the Procedura Abilitativa Semplificata (PAS), a simplified procedure designed to authorize specific types of renewable energy power plants. The PAS procedure is not available to applicants who do not have legal availability of the areas relevant to the project or if the project is incompatible with urban planning instruments. To obtain legal availability of the areas affected by the interconnection facilities, the applicant may initiate the expropriation procedure based on this new Art. 8.

Under the PAS procedure, an applicant can start the construction works of a solar project after 30 days of the filing of the application with the competent municipality, provided that the municipality did not raise any objections and/or requested integrations during such 30-day period. The 30-day term may be suspended once by the competent municipality for a period not exceeding 30 days, should the applicant be required to submit further documentation.

Where acts of consent are required in the matters referred to in art. 20, para. 4, of the Law no. 241 of 7 August 1990, or Law 241/1990, which fall within the competence of the Municipality, the municipality is required to adopt them within 45 days of the submission of the application. If this period elapses without the applicant being notified of an express decision of refusal, the authorizing title shall be deemed to have been “consolidated” (as explained below) without any conditions.

Where acts of consent are required in the matters referred to in art. 20, para. 4, of Law 241/1990, which fall within the competence of authorities other than the municipality, the municipality shall convene a Steering Committee. Upon expiration of the deadlines for issuance of the conclusion of the Steering Committee without any express decision of refusal being communicated (or, in case no express decision of refusal has been issued, without a negative opinion of an authority responsible for the protection of the environment, landscape, cultural heritage or public health and safety of citizens being communicated), the applicant shall request the publication of the notice of “consolidation” of the PAS in the Official Bulletin of the Region where the project is located. This notice must indicate the date of submission of the PAS application, the date on which the PAS was “consolidated”, the type of project, and its exact location. The PAS takes effect from the date of publication, is enforceable against third parties, and the terms for challenging it start to run. If the municipality does not communicate a negative measure to the applicant, the municipality is entitled to act in self-defense pursuant to Law 241/1990 and annul the PAS within 6 months of its “consolidation.”

Solar and agrivoltaic projects that can be authorized by means of PAS procedure are those listed in Annex B to LD 190/2024, summarized as follows:

(i)	solar projects, other than certain exceptions included in section I of Annex A to LD 190/2024, with a nominal capacity of less than 10 MW located in areas classified as eligible pursuant to art. 20 of LD 199/2021;

(ii)	ground-mounted solar projects with a nominal capacity between 5 MW and 15 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation; and

(iii)	solar projects or agrivoltaic projects, other than certain exceptions included in section I of Annex A to LD 190/2024, with a nominal capacity up to 1 MW.

Projects that can be authorized by means of PAS are not subject to EIA and EIA Screening procedures.

d.	Free activity (Attività libera)

According to art. 7 of LD 190/2024, the realization of the projects referred to in Annex A is not subject to the acquisition of permits, authorizations or acts of consent, however denominated, and the proponent is not required to submit any communication, certification, report or declaration to the public authorities, without prejudice to the submission of the single model and the provisions of specific sectoral regulations.

Projects listed in Annex A to LD 190/2024 shall be implemented in compliance with art. 7, with the provisions referred to in the Legislative Decree no. 285 of April 30, 1992 and in the Decree of the President of the Republic no. 495 of December 16, 1992. Such projects must be compatible with urban planning instruments. The proponent who intends to implement one of the projects listed in Annex A must have the legal availability of the project’s areas.

Without prejudice to the identification of eligible areas pursuant to art. 20 of LD 199/2021, the projects listed in Annex A cannot be implemented pursuant to art. 7 of LD 190/2024 if they fall within protected property pursuant to Part Two of the Legislative Decree no. 42 of 22 January 2004, or LD 42/2004, in protected natural areas or within Natura 2000 sites. If the projects listed in Annex A are located on the aforesaid properties, areas or sites, as well as on areas subject to one of the constraints referred to in art. 20, para. 4, of Law 241/1990, the PAS procedure applies. This is without prejudice to the observance of the environmental, hydrogeological and seismic protection regulations, including the need to acquire the acts of consent, however denominated, of the authorities in charge of the management of the constraint, in accordance with the legislation in force.

The construction of the projects listed in Annex A, located on, among other areas and properties, villas, gardens and parks of exceptional beauty in historic centers, is subject to the obtainment of the authorization of the authority in charge of the management of the constraint. Except for the cases provided for in the previous sentence, the projects listed in Annex A interfering with public works or works of public interest are authorized by means of PAS procedure.

Projects listed in Annex A to LD 190/2024 are not subject to EIA and EIA Screening procedures.

Solar and agrivoltaic projects for which no permits, authorizations, or acts of consent, however denominated, are required, are those listed in Annex A to LD 190/2024, summarized as follows:

(i)	ground-mounted PV projects with a nominal capacity of less than 5 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation; and

(ii)	agrivoltaics projects with a nominal capacity of less than 5 MW that allow effective compatibility and integration with agricultural and pastoral activities.

Suitable Areas

On November 8, 2021, LD 199/2021 has been issued, implementing the EU RED II (Renewable Energy Directive, no. 2018/2001) on the promotion of the use of energy from renewable sources.

Article 20 of LD 199/2021 sets forth the regulations for identifying surfaces and areas suitable for the installation of renewable energy plants. Specifically, this provision mandates that ministerial decrees to be adopted by the MASE must establish uniform principles and criteria for identifying areas eligible and ineligible for the installation of renewable energy plants, with a total capacity at least equal to that deemed necessary by the National Integrated Energy and Climate Plan.

In compliance with Article 20 of LD 199/2021, on July 3, 2024, the decree of the MASE of June 21, 2024, or the Eligible Areas Decree, containing regulations for the identification of surfaces and areas suitable for the installation of renewable energy plants, came into force. The Regions were required to adopt their own laws by December 30, 2024 to identify areas where new renewable energy plants could be constructed. However, no Region, except for the Sardegna Region (whose law is currently subject to a constitutionality judgment before the Constitutional Court), has yet adopted such laws.

Article 20 of LD 199/2021, stipulates that, pending the identification of eligible areas, the following areas, among others, are considered eligible for the installation of renewable energy plants:

(i)	sites where there are plants powered by the same source and where intervention of variations, also substantial, that do not result in a modification of the occupied area of more than 20%, are carried out in order to renovate, upgrade or completely rebuild the plants, including the implementation of storage systems. This percentage limit does not apply to solar plants, for which the modification in the area occupied by the plant is subject to the limit set forth in subsection (vi) below;

(ii)	remedied sites identified by LD 152/2006;

(iii)	those quarries and mines that have ceased, are unrecovered or abandoned or are in an environmentally degraded condition, or those portions of quarries and mines not susceptible to further exploitation;

(iv)	for solar plants only, including ground-mounted plants that do not have cultural heritage constraints: (1) areas classified as agricultural that are no more than 500 meters from industrial, craft and commercial areas, including sites of national interest, as well as quarries and mines; (2) areas within industrial plants and areas classified as agricultural that are no more than 500 meters from the same plant or establishment; (3) areas adjacent to motorways within a maximum distance of 300 meters; and

(v)	subject to the provisions of (i)-(iii) above, areas that are not included in the perimeter of properties subject to protection pursuant to LD 42/2004, including areas encumbered by civic uses referred to LD 42/2004, nor fall within the buffer zone of properties subject to protection pursuant to LD 42/2004. The buffer strip is determined by considering a distance from the perimeter of protected properties of 500 meters for solar plants.

The Eligible Areas Decree has been challenged by several operators in the sector before the Administrative Court of the Lazio Region. Pending the outcome of the judgment, the Council of State has suspended the effectiveness of the decree insofar as it grants the Regions the option (rather than the obligation) to consider the areas listed in Article 20 of LD 199/2021 as eligible areas.

Law Decree no. 63 of May 15, 2024, or the Agricultural Decree, regulating “urgent provisions for agricultural, fishing and aquaculture businesses as well as those of national strategic interest,” amended Article 20 of LD 199/2021 by adding a provision limiting the installation of ground-mounted solar projects on land classified as for agricultural use to:

●	for areas referred to in (i) above, the modification, reconstruction or upgrading of existing solar plants provided this does not involve an increase in land use, including quarries that have already undergone environmental restoration and those with a completed cultivation plan that have not yet been restored, as well as closed or restored landfills or landfill lots; and

●	areas referred to in subsection (iii) and (1) and (2) of subsection (iv) above.

Connection to the National Grid

The procedures for the connection to the national grid are provided by the Regulatory Authority for Energy, Networks and Environment (Autorità di Regolazione per Energia Reti e Ambiente, or ARERA). Currently, the procedure to be followed for the connection is regulated by ARERA Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA), as subsequently integrated and amended.

According to TICA, an application for connection must be filed, depending on the power capacity of the solar plant, with the competent local/national grid operator, after which the latter issues in favor of the applicant the connection estimate for the connection costs of the solar project, including the Minimum General Technical Solution (Soluzione Tecnica Minima Generale, or STMG), which refers to the technical requirements and specifications that must be met for connecting a plant to the grid. Depending on the grid operator, the STMG shall be accepted within 45 or 120 days of its issuance. However, for the authorization to the connection to become definitive, all relevant authorization procedures (such as easements, ministerial nulla osta, etc.) must be successfully completed.

There are three alternative modalities to sell electricity:

(i)	by way of sale on the electricity market (Italian Power Exchange - IPEX), the so called “Borsa Elettrica”;

(ii)	through bilateral contracts with wholesale dealers; and

(iii)	via the “Dedicated Withdrawal” method introduced by ARERA Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the Italian national energy handler (GSE), which will in turn deal with energy buyers on the market.

The Incentive Tariff System for Solar and Agrivoltaic Plants

a.	Agrivoltaic Incentives

On December 22, 2023, the MASE approved decree no. 436, or the Agrivoltaic Decree, aimed at promoting the wide-spread use of advanced agrivoltaics plants through two measures: the granting of capital contributions and an incentivizing tariff based on the quantity of energy fed into the grid.

The Agrivoltaic decree provides for two power quotas:

●	a first 300 MW quota intended only for the agricultural sector for plants of up to 1 MW; and

●	a second 740 MW quota for plants of all sizes also open to temporary associations of companies which include at least one subject of the agricultural sector.

In terms of aid, as highlighted above, a double benefit is envisaged:

●	a capital contribution up to a maximum of 40% of eligible costs (based on a maximum expenditure of €1,700/kW for projects below 300 kW and €1,500/kW above that threshold); and

●	an incentive tariff based on energy produced and fed into the grid (set at €93/MWh for plants below 300 kW and €85/MWh for projects above 300 kW).

The GSE, which is responsible for the disbursement of the incentive tariffs, proceeds as follows:

●	for plants of less than 200 kW, it provides for the withdrawal/sale of energy produced, arranging for the disbursement of an all-inclusive tariff; and

●	for plants of more than 200 kW, the energy produced remains at the disposal of the producer, who autonomously estimates its market value. In such cases, the difference resulting from the tariff payable to market price, will be compensated by the GSE if negative, or by the producer if positive.

Access to incentives is through public procedures, divided into registers and auctions, announced by the GSE.

In order to gain access to the procedures announced by the GSE, and eligible plant (i.e., a plant that complies with both the subjective and technical requirements set out in the Agricultural Decree) must guarantee the following:

●	official authorization for the construction and operation of the plant;

●	possession of a final accepted estimate for connection to the electricity grid;

●	compliance with the plant requirements set forth in the Agricultural Decree;

●	proof of continuity of the agricultural and pastoral activities underlying the plant;

●	the plants must be new builds and made with new components;

●	compliance with national and EU environmental protection standards, as well as with the principle of “do no significant harm” referred to in art. 17 of Regulation (EU) 2020/852; and

●	possession of a declaration by a bank attesting to the financial and economic capacity of the participating entity in relation to the scale of the works to be carried out, taking into account its expected profitability and the financial and economic capacity of the corporate group to which it belongs or, alternatively, the commitment of the same bank to finance the intervention.

To access the incentive mechanisms, applicants must offer in their participation application a percentage reduction of no less than 2% on the reference tariff.

b.	Solar Incentives

On February 27, 2025, the Transitional FER X decree, prepared by Italy’s Ministry of the Environmental and Energy Security on December 30, 2024, was officially published on the institutional website of the same ministry with the number 457 and came into force on February 28, 2025. The Transitional FER X decree promotes the construction of production plants powered by renewable sources, with an estimated available capacity of 17.65 GW.

The Transitional FER X decree aims to support electricity production from renewables plants with generation costs close to market competitiveness pursuant to LD 199/2021. To this end, it includes a support mechanism for their effectiveness, efficiency, and sustainability in line with 2030 decarbonization objectives and consistent with the security and capacity of the electricity system.

The Transitional FER X decree will cease to apply as of December 31, 2025, as opposed to the FER X Decree, whose applicability will cease on December 31, 2028.

Renewable energy plants eligible for the Transitional FER X decree support mechanism are:

(i)	photovoltaic solar plants;

(ii)	wind farms;

(iii)	hydroelectric plants; and

(iv)	treatment plants for residual gases from purification processes.

The categories of interventions falling within the scope of Transitional FER X decree include (i) the construction of new plants; (ii) partial and complete refurbishment (rifacimenti); and (iii) the upgrading (potenziamenti) of existing plants, it being understood that for the latter only the newly upgraded part of the plan can access the support mechanism.

Access to the Transitional FER X support scheme is not permitted to (among others) to:

(i)	companies in financial distress or against whom a recovery order is pending;

(ii)	prohibited persons or applicants who are excluded from participation in a tender or concession procedure pursuant to the Legislative Decree no. 36 of March 31, 2023; and

(iii)	plants with a nominal capacity of 1+ MW that began construction works prior to applying for competitive procedures under the Transitional FER X decree.

Plants with a nominal capacity of more than 1 MW are eligible to apply for the support mechanism through national competitive procedures – within the limits of allocated power quotas – if they comply with the following requirements:

●	possession of a permit for the construction and operation of the plant, including concessions where applicable, or, alternatively, upon request by the applicant, a favorable environmental impact assessment decree, where applicable;

●	an accepted quotation for connection to the national electricity grid and registration of the plant on the ‘GAUDI’ system managed by Terna S.p.A. as validated by the grid operator;

●	compliance with the performance requirements as well as with national and EU legislation on environmental protection, including compliance with the Do No Significant Harm principle;

●	possession of certain standards of financial and economic capacity of the participating entity; and

●	duty to participate in the “Market for Balancing and Redispatching”.

Access to the support mechanism can be limited to a portion of the plant’s nominal capacity.

Plants with a nominal capacity of 10+ MW undergoing a single authorization procedure are offered an alternative route. They may opt for an accelerated assessment procedure by submitting a specific application to the GSE alongside their single authorization application. GSE will issue a qualification of eligibility within 30 days of the issuance of the single authorization.

In order to participate in the competitive procedure, applicants must apply through the GSE website and submit (amongst other materials):

●	an offer with a reduction in the operating price regarding the superior operating price indicated in Transitional FER X decree (see below);

●	a provisional guarantee, valid for at least 120 days from receiving confirmation of the result of the procedure, to guarantee the quality of the project, equal to 50% of the final guarantee; and

●	a commitment to provide the final guarantee for the plants’ construction and deliver the same guarantee within 90 days of the publication of the GSE’s ranking list, which shall be equal to 10% of the investment cost envisaged for the construction of the relevant plant (900 Euro/kW for photovoltaic solar plants).

Operating prices put up for auction are provided in the Transitional FER X decree and described below. As of the end of that year, the value of operating prices will be updated at upcoming single calls for tenders to take inflation into account.

At the end of each procedure, the GSE will verify that bids with a lower price than the operating price correspond at least to the target power quota increased by 5%. Should this condition not be met, a power quota equal to 5% of the total power submitted will be excluded from the ranking list. Such exclusion does not apply to projects that have submitted offers with prices below the lower operating price.

At the end of the evaluation, the GSE, within the limits of the available quotas, will establish a ranking list including the percentage reduction offered with respect to the operating price. A good ranking demonstrates a commitment to the recognition of the award price, to which the adjustments provided for in Annex 1 of the Transitional FER X decree are applied where applicable.

The expected total capacity for photovoltaic solar plants to be allocated through competitive processes tendered up to December 31, 2025 is subject to possible changes and is currently equal to 10 GW.

Construction works may start only after the relevant plant has been ranked. Their entry into operation shall happen within 36 months following the date of publication of the relevant ranking list, it being understood that said deadlines cover any delay in the construction of the relevant plant due to force majeure causes. Failure to meet this deadlines will result in a reduction to the price awarded by 0.2% per month of delay for the first nine months and of 0.5% for the following six months, up to a maximum of 15 months. If these deadlines are not met, the GSE will remove the plant from the ranking list and foreclose the final guarantee. If the plant is subsequently readmitted to a support mechanism, it will be subject to a 5% reduction in the price awarded.

If, within six months of the publication of the ranking list, the applicant notifies the GSE of its intention to withdraw from said ranking list, the latter will forfeit 30% of the final guarantee. If the applicant does not notify the GSE of the decision within six to twelve months of the ranking list being published, it will forfeit 50% of the final guarantee.

From a plant’s entry into operation to the end of its average conventional useful life (set at 20 years), GSE will manage the payment of the award prices and the electricity produced will remain at the disposal of the producer, who shall be responsible for its market valorization. GSE will calculate the difference between the award price and the higher value between zero and the reference price, identified in the “Day-Ahead Market” price determined during the relevant period of transactions and the plant’s local market. Subsequently: (i) if this difference is positive, GSE will pay a price equal to the aforementioned difference for the net production fed into the grid; and (ii) if this difference is negative, GSE will adjust or claim a price equal to the aforementioned difference for the net production fed into the grid.

The provisions on rights and obligations relating to the execution of standard contracts to be signed by the applicants for the purpose of recognizing the award price will apply only to 95% of the energy produced by plants with a capacity of +1 MW placed in a useful position in the reference ranking list.

The award price is updated by the GSE based on the annual rate of change of consumer prices for blue and white-collar households surveyed by the Italian National Statistics Institute (“Istat”). Exceptions to the award amounts calculated by the GSE are provided in specific cases, as set forth in Transitional FER X decree.

Access to the Transitional FER X decree support mechanism can only be cumulated with one of the following measures:

(i)	capital grants not exceeding 40% of the investment cost for new build plants only;

(ii)	guarantee funds and revolving funds;

(iii)	tax benefits in the form of tax credits or tax relief from business income on investments in machinery and equipment.

Save for the above, access to the support mechanism provided for in the Transitional FER X decree is an alternative to the on-site trading mechanism and the dedicated withdrawal referred to in Legislative Decree no. 387 of December 29, 2003.

Operating Prices

Type of Plant	Power Capacity (MW)	Operating Price Proposed (Euro/MWh)	Superior Operating Price Proposed (Euro/MWh)	Inferior Operating Price Proposed (Euro/MWh)
Photovoltaic	> 1	80	95	65

Exceptions are provided by Transitional FER X decree in specific cases defined in the decree. Specific adjustments to the award are provided for photovoltaic technology: +€4/MWh in the center, +€10/MWh in the north; +€27/MWh for asbestos replacement, and +€5/MWh for surface water plants.

As the Transitional FER X entered into force in February 28, 2025, none of our currently operating Italian facilities applied to participate in the incentive mechanism.

Material Effects of Government Regulations on Spanish Solar Plants

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

The economic and financial sustainability is the guiding principle for both the Spanish Public Administration and the agents acting under the scope of Law 24/2013, with a view to avoid the accumulation of new tariff deficits. According to Law 24/2013, income must be enough to cover expenses and, on the other hand, tariffs and charges must be automatically reviewed in case of overcoming certain established thresholds.

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

Impact on the Talasol Solar Plant

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

Impact on future Solar projects in Spain

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

Circular 1/2021 has been modified by Circular 1/2024, which now requires storage installations, such as batteries, to include demand-related information when applying for access and connection permits.

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

Royal Decree-law 6/2022

Royal Decree-law 6/2022, of March 29, 2022, or RDL 6/2022, establishes a range of urgent measures within the framework of the National Plan for Response to the Economic and Social Consequences of the War in Ukraine. In particular, in the renewable energy field it adopts several measures, among others: (i) the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, which was introduced under RDL 17/2021 and which is no longer in effect as explained above; (ii) it foresees the exceptional update of the specific remuneration parameters for 2022, as will be further detailed below; (iii) it establishes certain particularities in the environmental assessment to accelerate the permitting process; and (iv) it extends the suspension of the generation tax (a 7% tax imposed on certain electricity generating facilities, including our Solar Plants in Spain) until December 31, 2023. Please see below for a description of the relevant modifications introduced by RD-law 8/2023.

Royal Decree-law 11/2022

Royal Decree-law 11/2022, dated June 25, 2022, adopted certain measures to respond to the economic and social consequences of the war in Ukraine and to address situations of social and economic vulnerability. In particular, it extended the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, until December 31, 2022.

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

The Specific Remuneration provides that commencing July 13, 2013 all Solar plants currently in operation, including our Spanish Solar Plants, were no longer entitled to receive the applicable feed-in-tariff for renewable installations but rather became entitled to receive the Specific Remuneration.

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

3.	RDL 17/2019, adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal generation plants.

4.	Order TED/171/2020, updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Period beginning on January 1, 2020, or Order 171/2020.

5.	RDL 6/2022, of March 29, 2022, adopting urgent measures within the framework of the National Plan for the response to the economic and social consequences of the war in Ukraine.

6.	Royal Decree-Law 5/2023 of June 28, 2023, adopting and extending certain measures in response to the economic and social consequences of the war in Ukraine, support for the reconstruction of the island of La Palma and other situations of vulnerability; transposing European Union Directives on structural modifications of commercial companies and reconciliation of family and professional life for parents and carers; and on the implementation and enforcement of European Union law.

7.	Order TED/741/2023, of June 30, 2023, updating the remuneration parameters of the applicable type installations to determinate installations of production of electrical energy from renewable energy sources, cogeneration and waste, that applies to the regulatory semi-period that begins on January 1, 2023 and ends December 31, 2025.

Pursuant to the above regulations, the calculation of the Specific Remuneration is performed as follows:

a)	The Specific Remuneration is calculated by reference to a “standard facility” during its “useful regulatory life”. Order 1045/2014 characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each existing installations in one of the formulated IT-categories and, as a result of such inclusion, is based on the retribution parameters assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices (currently set at €54.42/MWh, €52.12/MWh and €48.82/MWh for 2020, 2021 and 2022, respectively);

(ii)	the standard exploitation costs; and

(iii)	the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)	Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (i) identify the applicable IT-category and (ii) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category and the relevant update regulation (i.e., Order 171/2020).

d)	The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminated on December 31, 2019. The second Regulatory Period commenced January 1, 2020 and terminates December 31, 2025 (the corresponding first Regulatory Semi-Period ended December 31, 2022).

e)	The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% for plants prior to RDL 9/2013). RDL 17/2019 has fixed the reasonable rate of return for the second Regulatory Period at 7.09%. However, for plants prior to RDL the reasonable rate of return will remain at 7.398% if the conditions set forth in RDL 17/2019 are met (mainly to withdraw from any arbitration procedure, or to renounce any compensation, in connection with the regulatory changes in Spain that modified the remuneration regime).

f)	Pursuant to RD 413/2014, the revenues from the Specific Remuneration are set based on the number of operating hours reached by the installation in a given year and adjusted to electricity market price deviations. Furthermore, the economic parameters of the Specific Remuneration might be reviewed by the Spanish government at the end of a regulatory period or semi-period, however the standard value of the initial investment and the useful regulatory life will remain unchanged for the entire Regulatory Useful Life of the installation, as determined by Order 1045/2014.

The update of the Specific Remuneration is carried out by reference to the IT-categories with the sole exception of the adjustment of annual revenues from the Specific Remuneration as a result of the number of Equivalent Operating Hours. This update is made installation by installation by the National Markets and Competition Commission.

The Talasol Solar Plant is a “merchant” facility, i.e., will not be entitled to feed-in-tariff, “specific remuneration” or other similar regulatory incentives.

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

Royal Decree-Law 5/2023

Royal Decree-Law 5/2023 of June 28, 2023, which adopted multiple measures and regulatory modifications in various areas and affected multiple sectors, included certain provisions affecting Solar projects in Spain, mainly:

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

Additionally, RD-law 8/2023 contains new rules for access and connection tenders, such as (i) release of capacity which was reserved for self-consumption, (ii) new criterion to evaluate tenders and (iii) incorporation of capacity auctions on the demand side. Red Eléctrica publishes the access requests for demand at the nodes on a monthly basis. In this sense, several access requests for demand have been suspended because those nodes have been reserved for demand auctions. Moreover, from January 1, 2024 until March 31, 2024, Electricity Special Tax will be levied at the rate of 2.5%, and from April 1, 2024 until June 30, 2024, at the rate of 3.8%. Currently, since July 1, 2024, the Electricity Special Tax is applied at 5.11%, as established by Law 28/2014, of November 27 (recovering its original value).

Finally, RD-law 8/2023 extends certain measures adopted at the time to counteract the economic and social consequences of the war in Ukraine and also introduces certain measures on provisional and definitive operational notifications.

Resolution of June 27, 2024, of the National Commission for Markets and Competition, establishing detailed specifications for determining the access capacity of generation to the transmission network and distribution networks.

The Resolution of June 27, 2024, issued by the National Commission for Markets and Competition, establishes detailed specifications for determining the access capacity of power generation facilities to transmission and distribution networks. This resolution finalizes a process initiated through several working groups during 2022 and 2023, which underwent public consultation and an audience process involving stakeholders. It advances the application of uniform criteria for calculating network access capacity, ensuring consistency across all grid operators.

The new criteria are expected to free up additional capacity in the networks, facilitating the connection of new renewable energy installations, energy storage systems, and emerging demand facilities. This resolution further develops Circular 1/2021 and replaces the previous Resolution of May 20, 2021.

In the transmission network, a differentiated approach is introduced for energy storage systems, recognizing their dual role in both injecting and absorbing energy.

Royal Decree 662/2024

Royal Decree 662/2024, establishes the regulatory framework for installing floating photovoltaic plants in reservoirs within the public hydraulic domain managed by the General State Administration. It amends the Regulation of the Public Hydraulic Domain, approved by Royal Decree 849/1986, and sets requirements for granting permits, allowing coverage of 5% to 15% of a reservoir’s surface based on water quality. Concessions, granted for up to 25 years, may be issued through direct applications or public tenders. The decree mandates environmental monitoring for projects exceeding 10% coverage and prohibits installations in protected water bodies. By promoting renewable energy, these plants enhance electricity generation while reducing water evaporation and algae growth, ensuring a balance between sustainability and water resource management.

Resolution of September 9, 2024, of the General Directorate for Environmental Quality and Assessment, issuing the strategic environmental declaration for the “Update of the National Integrated Energy and Climate Plan 2023-2030.”

The Resolution of September 9, 2024, by the General Directorate for Environmental Quality and Assessment issues the strategic environmental declaration for the Update of the National Integrated Energy and Climate Plan (PNIEC) 2023-2030, emphasizing the expansion of solar photovoltaic energy. The plan sets a target of 81% renewable electricity by 2030, with solar PV capacity growing from 8.7 GW in 2019 to 25.8 GW in 2023, including 7 GW from self-consumption. It assesses the environmental impact of large-scale solar projects on land use, biodiversity, and desertification risks and raises concerns about decommissioning obligations, with proposals for financial guarantees to ensure land restoration. Environmental monitoring will oversee water use, biodiversity, and grid expansion, reinforcing sustainable solar growth in Spain’s energy transition.

CNMC Circular 1/2024

Circular 1/2024, issued by the National Commission for Markets and Competition, establishes the methodology for access and connection to electricity transmission and distribution networks for demand installations. It introduces a key innovation: the distinction between firm and flexible access capacity. Firm capacity guarantees a constant power supply, while flexible capacity allows demand to adjust based on network availability. Applicants can request both types, though flexible capacity is voluntary and restricted in certain cases.

The circular defines evaluation criteria for permits, specifying technical and safety conditions in its annexes. If capacity is unavailable, alternatives may be considered. Storage installations, such as batteries, must now include demand-related data, updating Circular 1/2021. Additionally, network operators must publish capacity data monthly to enhance transparency. While this framework addresses previous regulatory gaps, the implementation of flexible access is delayed until further regulatory developments by the CNMC.

Material Effects of Government Regulations on Texas, USA, Solar Plants

Texas Solar Market and Regulation

Inflation Reduction Act

In August 2022, the Inflation Reduction Act, or IRA, was enacted under the Biden administration and is widely recognized as the most significant climate legislation in the history of the United States aimed at accelerating the transition to a clean energy economy. The IRA ushered in a new era in federal tax subsidies that represent a more holistic policy approach. In addition to tax credits for clean energy generation, the IRA also includes credits for projects constructed with a minimum level of domestically manufactured components or located in areas previously dependent on the fossil fuel industry. For many of the credits, to qualify for the same level of benefits available under prior law, developers now need to comply with new wage and apprenticeship requirements intended to promote good-paying jobs and a retooling of the workforce. There are also bonus incentives for investments in low-income communities.

The Internal Revenue Code of 1986, as amended, or the Code, has long provided for tax credits for the development of specified types of renewable energy generation projects in the form of investment tax credits, or ITCs, under section 48 of the Code. Prior to the IRA, these tax credits were subject to being phased out or phased down. The IRA extended these credits to projects that begin construction before January 1, 2025, and restored the full value of the credits subject to compliance with new prevailing wage and apprentice requirements. The IRA also added a new ITC for standalone energy storage property.

These technology-specific credits are now being phased out in favor of a new “technology neutral” credit regime under sections 45Y and 48E of the Code for qualified facilities and energy storage property that are placed in service after December 31, 2024. Sections 45Y and 48E of the Code generally define qualified facilities as those used for the generation of electricity for which the greenhouse gas emissions rate is not greater than zero. Qualified facilities that begin construction before January 1, 2025, and are placed in service after December 31, 2024, effectively have a choice between the two regimes if they qualify for both. Tax credits available under sections 45Y and 48E of the Code are scheduled to begin phasing down in 2032 or, if later, the calendar year in which electricity generation-caused greenhouse gas emissions in the United States fall by at least 75% from 2022 levels.

The ITC available under sections 48 and 48E of the Code, is a one-time credit claimed in the year the eligible facility is originally placed in service, equal to a specified percentage of the taxpayer’s original cost basis of such property. The ITC is subject to recapture (in declining increments) if the ITC-eligible property is disposed of or ceases to be ITC-eligible during the five-year period following the date it is originally placed in service.

For projects placed in service on or after January 1, 2022, both types of credits are structured as a “base” credit amount that is subject to a five-fold increase (or “5x bonus” credit amount) if the prevailing wage and apprenticeship requirements are met or otherwise deemed satisfied. Assuming the prevailing wage and apprenticeship requirements are met, the ITC is equal to 30% of eligible property’s cost basis.

The IRA also enacted three bonus credits or “adders”—the domestic content bonus credit, the energy community bonus credit and low-income community bonus credit—for otherwise eligible facilities that satisfy additional requirements. Qualified facilities that satisfy these additional requirements are eligible to claim incremental ITCs in excess of the “base” credit available to all qualified projects under sections 48, and 48E of the Code. For qualified facilities that satisfy the prevailing wage and apprenticeship requirements, the bonus credits are in addition to the “base + 5x bonus” credit amount. For projects claiming the ITC, each of the domestic content bonus credit and energy community bonus credit is a 10 percentage point increase in the base + 5x bonus credit rate (30%) for projects that satisfy the prevailing wage and apprenticeship requirements (e.g., a 40-50% total credit rate) or a 2 percentage point increase in the 6% base credit rate for facilities that do not satisfy such requirements (i.e., an 8-10% total credit rate). The low-income community bonus credit is a 10-20% incremental ITC for qualified facilities located in certain communities.

Significantly, the IRA introduced two new ways of monetizing ITCs—“direct pay” and transferability. Prior to the IRA, renewable energy credits were largely monetized by taxpayers through tax equity financing structures that required a so-called “tax equity investor” to acquire an ownership interest in the project generating the credit. In recognition of the limited pool of tax equity investors and the constraints on tax-exempt entities, the IRA enacted new sections 6417 and 6418 of the Code. Under section 6417 of the Code, eligible taxpayers (primarily, tax-exempt entities) can make a “direct pay” election with respect to certain ITCs and receive a direct payment from the U.S. government. Under section 6418, eligible taxpayers (generally, any taxpayer other than a tax-exempt entity) can irrevocably elect to sell certain tax credits to unrelated third parties. Payments must be paid in cash within a certain time frame, and are excludable from gross income of the eligible taxpayer and non-deductible by the transferee.

Despite its popularity, the IRA is facing headwinds under the Trump administration as a matter of both energy and tax policy. In addition to expressing a preference for traditional fossil-fuel based technologies, the Trump administration is also seeking to extend certain tax cuts enacted in 2017 under the first Trump administration, which are scheduled to expire at the end of 2025. Extension of these tax cuts are expected to require some amount of offsetting “revenue raisers,” which could include changes to the IRA.

Texas Renewable Energy Regulations and Permitting

In 2023, pursuant to Section 46 of House Bill 1500, Texas repealed the Public Utility Regulatory Act, or PURA § 39.904, Goal for Renewable Energy, which was the statutory basis for the renewable portfolio standard, or RPS, mandate in the state. However, Section 53 of HB 1500 required the Public Utility Commission of Texas, or PUCT, to adopt rules to implement a new RPS only for Solar resources and phase it out so that it terminates on September 1, 2025. HB 1500 also added PURA § 39.9113, which requires ERCOT to maintain a voluntary renewable energy credits, or RECs, trading program to maintain accreditation and a banking system to award and track RECs to facilitate voluntary contractual obligations and verify claims regarding environmental attributes of renewable energy production in Texas.

Unlike many states across the USA, Texas does not have a Power Siting Board and does not require project developers to obtain approval for the siting or construction of a new Solar plant. The PUCT has the authority to oversee power generation companies; however, it lacks the capability to grant permits or certificates for the construction of new electric generating plants or to directly regulate the building process of individual electric generating plants. At the local level, Texas counties have restricted control over specific elements of the construction process, such as the utilization of county roads, but they do not have the authority to regulate the development and construction of Solar projects. While the authorization of electric generating facilities in Texas does not necessitate state or county permits, these projects still require general construction permits such as the General Permit for Storm Water Discharges from Construction Activities required under the Clean Water Act and the Texas Water Code. Other permits may be required for specific components of a project, such as access driveways and utility line crossings, or when new water wells, septic systems or concrete batch plants will be installed, but such permits are generally ministerial and can be obtained in the ordinary course of business.

According to the ERCOT protocols, a Solar facility generating 10 MWac or less and meeting certain other requirements is considered a Distributed Generation facility. The owner of a Distributed Generation facility that generates electricity intended to be sold at the ERCOT wholesale market must register with the PUCT as a Power Generation Company and submit an Emergency Operations Plan to the PUCT and ERCOT. Furthermore, the Distributed Generation facility must interconnect with the local distribution utility through executing the standard Distributed Generation Interconnection Agreement. All of our US Solar projects are considered Distributed Generation facilities.

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

In many areas in ERCOT, retail customers may purchase power from retail electricity providers, or REPs, that may procure renewable electricity in the ERCOT wholesale electric market. Renewable energy plans offered by REPs enable consumers to make choices aligned with their sustainability goals.

Material Effects of Government Regulations on Israeli Solar Plants

The Israeli Electricity Market

The Israeli electricity market is divided into several segments: manufacturing, transmission, distribution, supply and management. The market is dominated by the IEC, which fully controls the transmission and distribution segments and previously manufactured and sold most of the electricity consumed in Israel and by the Palestinian Authority. The IEC is still the largest manufacturer of electricity in Israel and had an installed capacity of approximately 10.5 GW as of the end of 2023, representing 44% of the total installed capacity in the Israeli market (23.7 GW). In 2023, the actual electricity production of the IEC represented 46% of the actual electricity production in the Israeli market and the IEC’s market share in the supply segment represented 67% of the supply segment of the Israeli market, with the remainder represented by the independent power producers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). The Israeli Electricity Authority predicts that the IEC’s actual production will represent approximately 23% of the electricity manufactured in Israel in 2030. Unless otherwise noted, the information concerning the Israeli electricity market included in this Report is derived from the Israeli Electricity Sector Annual Report for 2023, published by the Israeli Electricity Authority in September 2024.

As of 2023, the aggregate electricity storage capacity in Israel was 369 MW (2,678 MWh), of which 300 MW was pumped storage and 69 MW was storage integrated photovoltaic and the Israeli Electricity Authority forecasts that in 2030 the electricity storage capacity in Israel will be 8,448 MW (36,990 MWh), of which 800 MW will be pumped storage, 3,875 MW will be storage integrated photovoltaic and the remainder will be independent storage.

In 2024, the market model regulation of the supply segment, which enables consumers to purchase electricity from private manufacturers, became effective and regulation enabling private consumers without “smart meters” to purchase electricity from private suppliers also came into effect. In recent years, the Israeli Electricity Authority granted licenses to suppliers who are not manufacturers to supply electricity to consumers. These steps are expected to increase competition in the supply segment.

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

During 2020, the Minister of Energy instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC published a procedure (PQ) for the sale of its production units in Eshkol in order to sell them to private parties in 2023 and announced the buyer in November 2023. The sale process was completed in June 2024, reducing the IEC’s market share in the electricity production segment in Israel to below 50%. In November 2023, the IEC published a tender for the BOT construction and operation (for a 25 year period) of a new power plant to be fueled by natural gas with installed capacity of 630-900 MW in Sorek (in central Israel) and in December 2024 the winner in the tender process, a group that includes one of the indirect shareholders of Dorad that offered an availability tariff of NIS 0.0318 per KWh, was announced. This power plant is expected to commence operations in 2029 and will be operated by the winters of the bid for 25 years and thereafter transferred to the ownership of the state.

As noted above, the System Manager was established in connection with the implementation of the 2018 reform in the electricity sector. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2024, as of 2023, the IEC owned approximately 44% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

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

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in September 2015, as follows: 10% in 2020, 13% in 2025 and 30% in 2030. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel. During 2023, the actual consumption of electricity from renewable energy represented 12% of the consumption and the installed capacity (DC) of renewable energy as of the end of 2023 was 5.9 GW, compared to 4.8 GW as of the end of 2022. The Israeli Electricity Authority predicts that in 2030 the renewable energy installed capacity will be 16 GW, representing approximately 39% of the predicted aggregate installed capacity.

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

During 2024, the Israeli Electricity Authority adopted a resolution enabling it to utilize the existing distribution grid and connect additional renewable energy facilities with an aggregate capacity of approximately 2,500 MW and a resolution to combine approximately 2,500 MW of private storage facilities. In February 2025, the Israeli Electricity Authority established an availability rate for storage facilities in an aggregate capacity of 1,500 MW.

Solar Plants

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

Licensing

The Israeli Electricity Authority regulated the establishment of photovoltaic plants, in several categories as noted above. Medium photovoltaic plants, such as the Israeli Solar Plant, are governed by the Israeli Electricity Authority’s decision no. 284, or Decision 284. Decision 284 provides that it will apply until the earlier of reaching a quota of 300 megawatt in Israel or until the end of 2017.

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

Transfer of Rights in a Photovoltaic Plant

Any change of control in a photovoltaic plant that received a production license from the Israeli Electricity Authority requires amending the license and the approval of the Israeli Electricity Authority. Therefore, in the event we execute an agreement to acquire or sell and Israeli solar plant, such acquisition or sale, among other things, will be conditioned upon receipt of these approvals and the amendment of the relevant license.

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

Ellomay Energy LP and Ellomay Luzon Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 23.5 million of the then outstanding shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Ellomay Luzon Energy, with the remaining balance of shareholders’ loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans. During the year ended December 31, 2023, Ellomay Luzon Energy repaid all outstanding shareholders’ loans. As of December 31, 2024, there were no outstanding shareholders’ loans granted to Ellomay Luzon Energy.

To the best of our knowledge, in February 2018, a pledge was registered on the holdings and rights of the Luzon Group in Ellomay Luzon Energy (including the shares of Ellomay Luzon Energy held by the Luzon Group and the shareholders’ loans provided by the Luzon Group to Ellomay Luzon Energy) in favor of the holders of debentures issued by the Luzon Group to the public in Israel. In May 2024, the Luzon Group repaid in full the series of debentures that was secured by pledges on the Luzon Group’s holdings and rights in Ellomay Luzon Energy and in June 2024 the related pledges were deleted. Thereafter, also in June 2024, pledges were again registered on all of the Luzon Group’s holdings and rights in Ellomay Luzon Energy in favor of holders of a new series of debentures issued by the Luzon Group to the public in Israel in May 2024. We provided pledges on our holdings in Ellomay Luzon Energy and the shareholder’s loans and capital notes provided to or issued by Ellomay Luzon Energy in connection with the issuance of our Series E Secured Debentures. For more information see Item 5.B: Liquidity and Capital Resources” and “Item 10.C: Material Contracts.”

The Dorad Power Plant

Other than information relating to Ellomay Luzon Energy, the disclosures contained herein concerning the Dorad Power Plant are based on information received from Dorad and other publicly available information.

Dorad currently operates the Dorad Power Plant, a combined cycle power plant based on natural gas, located south of Ashkelon. The Dorad Power Plant was constructed as a turnkey project, with the consideration denominated in US dollars, and commenced commercial operations in May 2014. The electricity produced by the Dorad Power Plant is sold to end-users throughout Israel and to the Israeli National Electrical Grid. The transmission of electricity to the end-users is done via the existing transmission and distribution grid, in accordance with the provisions of the Israeli Electricity Market Law, 1996, or the Electricity Law, and its regulations, and the standards and the tariffs determined by the Israeli Electricity Authority. The existing transmission and the majority of the existing distribution lines are operated by the IEC, which is the only entity that holds a transmission license in Israel.

The Dorad Power Plant is a combined cycle power plant based on natural gas, with a license to produce approximately 860 MW. The production capacity of the Dorad Power Plant is subject to degradation and is currently approximately 850 MW.

The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad. During 2024, Dorad purchased two new gas turbines, for an amount that is not material to Dorad, which are expected to become operational in July 2025 and June 2026.

Dorad Ownership Structure

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by EAPC, Edelcom (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, and Zorlu (25%), a publicly traded Turkish company. Dorad’s shareholders, including Ellomay Luzon Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a unanimous vote requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Ellomay Luzon Energy’s shareholders and Ellomay Luzon Energy, or the Ellomay Luzon Energy Shareholders Agreement, we are currently entitled to recommend the nomination of the Dorad board member on behalf of Ellomay Luzon Energy.

For information concerning the sale of Zorlu’s holdings in Dorad, including the exercise of the right of first refusal by Ellomay Luzon Energy and Edelcom, see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

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

Dorad estimates that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the fighting being resumed may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

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

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. As of December 31, 2024, the effective interest rate is approximately 5.1%. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. On April 9, 2024, Dorad received a ratification of its debt rating of ilAA- with a “Stable” forecast. In accordance with this rating, the interest rate on the Dorad Credit Facility will remain 5.1% until 2027.

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

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is required to examine compliance with these standards as of May 27 and November 27 of each year. Dorad is in compliance with these financial standards as of December 31, 2024 (based on the compliance examination conducted as of November 27, 2024).

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Ellomay Luzon Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2024, the Israeli CPI increased by approximately 3.2%.

The aggregate investment of Dorad in the construction of the Dorad Power Plant was approximately NIS 4.7 billion. The Dorad Credit Facility provides for the establishment of the project’s accounts and determines the distribution of the cash flows among the accounts. In addition, the Dorad Credit Facility includes terms and procedures for executing deposits and withdrawals from each account and determines the minimum balances in each of the capital reserves. In connection with the Dorad Credit Facility, Dorad also provided pledges on its properties, including fixed, floating and real property pledges.

As of December 31, 2024, the outstanding balance of the Dorad Credit Facility was approximately NIS 2.07 billion. As of December 31, 2024, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2024, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 532 million.

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

As of December 31, 2024, we (through Ellomay Luzon Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 16 million. The guarantees were provided pursuant to a Guarantee Provision Agreement between Ellomay Luzon Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Ellomay Luzon Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy, Ellomay Energy LP or Ellomay Luzon Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy and/or Ellomay Energy LP, the shareholders’ loans provided to Ellomay Luzon Energy will be subordinated to amounts due from Ellomay Luzon Energy to the bank under this agreement and Ellomay Luzon Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Ellomay Luzon Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement.

The Dorad Power Plant commenced operations in May 2014, following the receipt of the permanent production and supply licenses discussed under “Material Effects of Government Regulations on Dorad’s Operations” below.

Dorad previously entered into an operation and maintenance agreement with Eilat-Ashkelon Power Plant Services Ltd., or EAPPS, a wholly-owned subsidiary of EAIS, which holds 37.5% of Dorad. Certain of the obligations under such agreement were subcontracted to Zorlu, which holds 25% of Dorad. During 2013, EAPPS entered into an agreement with Edeltech O&M Ltd., or Edeltech O&M, which, to our knowledge, is 75% owned by the controlling shareholder of Edelcom (which holds 18.75% of Dorad) with the remainder held by a company controlled by Zorlu, for the provision of sub-contracting services to EAPPS. Despite the assignment and subcontracting agreement, EAPPS remained liable to Dorad for all obligations under the agreement. In December 2017, Dorad and Edeltech O&M executed an operation and maintenance agreement for the Dorad Power Plant, or the Dorad O&M Agreement, replacing EAPPS by Edeltech O&M as the O&M contractor of the Dorad Power Plant under the same terms. On August 22, 2022, the operating contractor informed Dorad that 25% of the ordinary shares and voting rights in the maintenance contractor were transferred to Edeltech Holdings 2006 Ltd., or Edeltech Holdings, which from that date owns 100% of the issued and paid-up share capital of the maintenance contractor. On November 29, 2022, the agreement between Dorad and EAPPS was assigned to EAIS.

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

Dividends

In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million and repaid an amount of NIS 6.5 million to us. On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million and repaid an amount of approximately NIS 5 million to us, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which we received NIS 1.5 million. On September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 9.4 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 7.6 million (our indirect share is approximately NIS 3.8 million). On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received an amount of approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 14 million (our indirect share is approximately NIS 7 million).

In December 2024, the Ellomay Luzon Energy board of directors approved a dividend distribution in the amount of approximately NIS 8.5 million (our indirect share is approximately NIS 4.25 million) following receipt of a refund of legal expenses in connection with the arbitration procedure described below.

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

In December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the petition to approve a derivative claim filed by Edelcom mentioned below will be arbitrated before Judge (retired) Hila Gerstel. A statement of claim, or the Claim, was filed by Ellomay Luzon Energy and Mr. Raphael on behalf of Dorad against Zorlu, Mr. Edelsburg, Edelcom and Edeltech Holdings, which owns Edelcom, or Edeltech, and, together with Mr. Edelsburg and Edelcom, the Edelsburg Group, on February 23, 2017 in which they repeated their claims included in the amended Petition and in which they required the arbitrator to obligate the defendants, jointly and severally, to pay an amount of $183,367,953 plus interest and linkage to Dorad. During March 2017, the respondents filed two motions with the arbitrator as follows: (i) to instruct the plaintiffs to resubmit the statement of claim filed in connection with the arbitration proceedings in a form that will be identical to the form of the statement of claim submitted to the court, with the addition of the monetary demand only or, alternatively, to instruct that several sections and exhibits will be deleted from the statement of claim and (ii) to postpone the date for filing their responses by 45 days from the date the motion set forth under (i) is decided upon. The plaintiffs filed their objection to both motions and some of the respondents filed their responses to the objection. In April 2017, the Defendants filed their statements of defense. Within the said statements of defense, Zorlu attached a third party notice against Dorad, Ellomay Luzon Energy and the Luzon Group, in the framework of which it repeated the claims on which its defense statement was based and claimed, among other claims, that if the plaintiffs’ claim against Zorlu was accepted and would negate Zorlu’s right receive compensation and profit from its agreement with Dorad and therefore Zorlu should be compensated in the amount of approximately NIS 906.4 million. Similarly, also within their statement of defense, Edelcom, Mr. Edelsburg and Edeltech filed a third-party notice against Ellomay Luzon Energy claiming for breaches by Ellomay Luzon Energy of the duty to act in good faith in contract negotiations and that any amount ruled will constitute unlawful enrichment.

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

On June 28, 2023, an arbitration award was issued in connection with the arbitration proceeding described in Section 1.16 as follows:

●	Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael - The arbitration award accepts the majority of the claims made by the Plaintiffs and the arbitrator ruled that the Defendants, severally and jointly, are required to: (i) pay Dorad an amount of $100 million, bearing interest pursuant to applicable law from January 1, 2013 until the payment date, (ii) bear the expenses of the Plaintiffs, including Ellomay Luzon Energy, in an aggregate amount of NIS 20 million, plus VAT (Ellomay Luzon Energy’s share is approximately NIS 10 million), and (iii) bear 80% of the expenses of Dorad in the proceeding (while the Plaintiffs will bear the remaining 20%).

●	Third-Party Notices and Counterclaims submitted by Zorlu and Edelcom - The arbitration award provides that due to the ruling accepting the derivative petition as detailed above, the third-party notices and counterclaim are rejected.

●	Petition to Approve a Derivative Claim filed by Edelcom - The arbitration award provides, inter alia, that the entrepreneurship agreement was not breached and therefore there is no basis for approving a derivative claim.

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

On November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling, or the Ruling on the Appeal. In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

During December 2024, Dorad received the full amounts determined in the arbitration ruling, as follows:

1.       Approximately $94.375 million (approximately NIS 338 million), of which approximately NIS 194.4 million was recorded as a reduction of the remaining depreciated cost of fixed assets and will be depreciated on a straight-line basis according to the remaining useful life of the Dorad Power Plant. The remaining amount of NIS 143.5 million was recorded in Dorad’s profit or loss statement as a reduction of depreciation expenses, representing the reversal of previously recognized increased depreciation expenses;

2.       Approximately $35 million (approximately NIS 127 million), representing the interest and linkage component under applicable law from January 1, 2013 until the actual payment date, was recorded in the profit or loss statement under finance income (interest income and linkage differences); and

3.       Approximately NIS 9.5 million, representing reimbursement of legal expenses incurred by Dorad in connection with the various arbitration proceedings, was recorded in the profit or loss statement under general and administrative expenses.

The net impact of the amounts on Dorad’s profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). Dorad estimates, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to Israeli VAT (currently 18%) being accepted is greater than the likelihood of it being rejected. Accordingly, Dorad has not recorded a VAT provision for these payments in its financial statements.

In addition, Ellomay Luzon Energy received an amount of NIS 10 million as reimbursement of legal expenses based on the arbitrator’s ruling.

For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Petition to Approve a Derivative Claim filed by Edelcom

In February 2016 the representatives of Edelcom, which holds 18.75% of Dorad, and Ori Edelsburg sent a letter to Dorad requesting that Dorad file a claim against Ellomay Energy, our wholly-owned subsidiary that holds Ellomay Luzon Energy’s shares, the Luzon Group and Ellomay Luzon Energy referring to an entrepreneurship agreement that was signed in November 2010 between Dorad and the Luzon Group, pursuant to which the Luzon Group received payment in the amount of approximately NIS 49.4 million in consideration for management and entrepreneurship services. Pursuant to this agreement, the Luzon Group undertook to continue holding, directly or indirectly, at least 10% of Dorad’s share capital for a period of 12 months from the date the Dorad Power Plant is handed over to Dorad by the construction contractor. The Edelcom Letter claims that as a consequence of the management rights and the options to acquire additional shares of Ellomay Luzon Energy granted to us pursuant to the Dori Investment Agreement, the holdings of the Dori Group in Dorad have fallen below 10% upon execution of the Dori Investment Agreement. The Edelcom Letter therefore claims that Dori Group breached its commitment according to entrepreneurship agreement. The Edelcom Letter requests that Dorad take all legal actions possible against the Dori Group, Ellomay Luzon Energy, Ellomay Energy and Mr. Hemi Raphael to recover the amounts it paid in accordance with the entrepreneurship agreement and also notify Ellomay Luzon Energy that, until recovery of the entrepreneurship fee, Dorad shall withhold the relevant amount from any amount Ellomay Luzon Energy is entitled to receive from Dorad, including repayments of shareholders’ loans and dividend distributions. In July 2016, Edelcom filed a petition for approval of a derivative action against Ellomay Energy, the Luzon Group, Ellomay Luzon Energy and Dorad. In November 2016, Ellomay Energy and Ellomay Luzon Energy filed a joint petition requesting that this application be transferred to the same judges who will be adjudicating the petition filed by Ellomay Luzon Energy and Hemi Raphael mentioned above and in November 2016, Edelcom filed an objection to this request. As noted above, in December 2016, an arbitration agreement was executed pursuant to which this proceeding, as well as the proceeding mentioned above will be arbitrated before Judge (retired) Hila Gerstel and the proceeding before the court was deleted. On February 23, 2017, Edelcom submitted the petition to approve the derivative claim to the arbitrator. On April 30, 2017, Ellomay Energy filed its response to the petition and on May 1, 2017 the Luzon Group filed its response to the petition. For more information see above under “Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy and Hemi Raphael”.

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

On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Dorad by approximately 650 MW.

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

Following the approval of NIP 11/b, Dorad approached the NIC for a building permit, however, on January 11, 2024, Dorad was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 are not definitively rejected, it is not possible to issue a building permit for the new power plant, based on a legal opinion of legal advisers in the NIC and in the planning administration, which were sent to Dorad on January 15, 2024. On February 7, 2024, Dorad, through its legal counsel, sent a letter, among other addressees to the legal advisers of the NIC and the planning administration that prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant Dorad a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, Dorad received a response from the NIC, which stands by its position that the issuance of building permits for the expansion of the power plant should not be promoted. In Dorad’s opinion, the NIC’s opposition and conduct in refusing to issue building permits is illegal. In March 2024, Dorad filed a petition with the Israeli Supreme Court requesting the issuance of a conditional order to the NIC instructing it to provide the reasons for its refusal to attend to the request for issuance of building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of this order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits. A response to the petition is due to be filed in May 2024.

On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

On March 13, 2024, Dorad filed a petition with the Israeli High Court of Justice, against the NIC, the Government of Israel, the Ministry of Energy and Infrastructure, and the legal advisor to the government, requesting a conditional order addressed to the NIC instructing it to provide the reasons refusal to attend to the request for building permits for the construction of the “Dorad 2” power plant, which was approved by the Israeli government as aforementioned. Dorad also requested that following the issuance of the conditional order, the order will become a permanent order instructing the NIC to attend to the issuance of the building permits for the “Dorad 2” power plant in accordance with the NIP 11/b. On March 13, 2024, the Israeli High Court of Justice ruled that a preliminary response on behalf of the respondents to the petition will be submitted by May 16, 2024. On May 2, 2024, the legal advisor of the NIC announced that at the April 17, 2024 meeting of the Israeli government, it was decided to reject NIP 20/B - Hadera Power Station and therefore it is possible to resume and promote the procedure of issuing the building permits under NIP 11/B at the at the National Licensing Authority. Dorad was therefore asked by the legal advisor to the NIC to submit a request to delete the petition, as the petition became redundant in light of the rejection of NIP 20/B. Considering this development, Dorad submitted a request to the High Court of Justice to delete the petition without an order for costs. On May 8, 2024, a judgment was issued dismissing the petition without an order for costs.

On September 10, 2024, Edelcom submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future. On December 17, 2024, Dorad filed a request to dismiss the claim in limine and to extend the deadline for filing a defense, in light of the fact that this is a theoretical remedy as Dorad’s management has not yet made a recommendation regarding the project and in any case it has not yet been submitted to Dorad’s organs for approval, due to delay and abuse of legal proceedings. On the same day, the court transferred the requests to the parties’ response. On December 15, 2024, the court granted Dorad’s request for an extension of the deadline for filing a defense on its behalf, pending a decision on Dorad’s request to dismiss in limine. On January 27, 2025, Edeltech filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request. On April 7, 2025, Dorad, EAPC and Ellomay Luzon Energy submitted their responses. In its response, Dorad claims that the claim is premature as at this stage material details and documents are not available to Dorad and to the court and that the right of Edelcom to vote on the approval of the project has not been decided due to Edelcom’s admission that it objects to the project based on ulterior motives. Dorad further claims that the claims should be rejected as the Companies Law, Dorad’s articles and the Dorad shareholders agreement provide the Board the sole authority to discuss and adopt resolutions with respect to the project. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved by Dorad and its approval and construction are subject to various conditions, including, among others, receipt of corporate and other approvals and permits, the outcome of any court proceedings, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad. As of the date of this report, Dorad has not yet reached a final decision with respect to Dorad 2 and there can be no assurance as to if, when and under what terms it will be advanced or promoted by Dorad.

Competition

Dorad competes with the IEC, private electricity manufacturers and other sellers of electricity with respect to sales to potential customers directly.

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the distribution lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of December 31, 2024, there are several private power plants operating in Israel for the production and supply of electricity through different technologies, including natural gas, diesel, pumped energy, co-generation and renewable energy. To the best of our knowledge and according to public information, the major private manufacturers in Israel include the OPC Rotem Ltd. power plant (440 MW), the Dalia Energy Power Ltd. power plant (900 MW), the IPM power plant (450 MW) and the Nesharim power plant (120 MW) Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2024, as of the end of 2023, the private power producers owned a market share in the production segment of approximately 44% of the installed electricity capacity in Israel and in 2023 the private sector produced approximately 54% of the electricity.

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

In April 2024, the Israeli Electricity Authority published a decision that enables transitioning domestic consumers without a “smart meter” to private manufacturers by adopting a “Normative Consumption Model of a Domestic Consumer” (a statistical estimation of the consumption by the average domestic consumer in each half hour during the year). Based on this model, Dorad contracted with a number of entities that provide services to domestic consumers on a large scale, for the purpose of selling electricity to domestic customers of those entities.

Dorad entered into agreements with several entities that provide services to household consumers and have a broad customer base, for the purpose of selling electricity to their household customers. Under the signed agreements, all customer-related risks are borne by the service-providing entities.

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

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements). During 2024 Dorad did not have a significant diesel oil use.

Pursuant to the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2024, natural gas is currently being used for the production of approximately 70% of the electricity produced in Israel.

Agreement with Tamar

On October 15, 2012, Dorad entered into the Tamar Agreement with Tamar, which is one of the suppliers of natural gas for the Israeli electricity market. Pursuant to information received from Dorad, Dorad purchases natural gas from Tamar for purposes of operating the Dorad Power Plant and the main terms of the Tamar Agreement are as follows:

a.	Tamar has committed to supply natural gas to Dorad in an aggregate quantity of up to approximately 11.2 billion cubic meters (BCM), or the Total Contract Quantity, in accordance with the conditions set forth in the Tamar Agreement.

b.	The Tamar Agreement will terminate on the earlier to occur of: (i) sixteen (16) years following the commencement of delivery of natural gas to the Dorad power plant or (ii) the date on which Dorad will consume the Total Contract Quantity in its entirety. Each of the parties to the Tamar Agreement has the right to extend the Tamar Agreement until the earlier of: (i) an additional year provided certain conditions set forth in the Tamar Agreement were met, or (ii) the date upon which Dorad consumes the Total Contract Quantity in its entirety.

c.	Dorad has committed to purchase or pay for (“take or pay”) a minimum annual quantity of natural gas in a scope and in accordance with a mechanism set forth in the Tamar Agreement. The Tamar Agreement provides that if Dorad did not use the minimum quantity of gas as committed it is required to pay for all of the minimum quantity and shall be entitled to consume the excess quantity during the three following years and this is in addition to the minimum quantity of gas Dorad is committed to.

d.	The Tamar Agreement grants Dorad the option to reduce the minimum annual quantity so that it will not exceed 50% of the average annual gas quantity that Dorad will actually consume in the three years preceding the notice of exercise of the option, subject to adjustments set forth in the Tamar Agreement. The reduction of the minimum annual quantity will be followed by a reduction of the other contractual quantities set forth in the Tamar Agreement. In the event Dorad exercises this option, the quantity will be reduced at the end of a one year period from the date of the notice and until the termination of the Tamar Agreement. This option was exercised by Dorad (see below for additional details).

e.	The natural gas price set forth in the Tamar Agreement is linked to the production tariff as determined from time to time by the Israeli Electricity Authority, which includes a “final floor price.” Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar will adversely affect Dorad’s results of operations. In addition, as future reductions in the production tariff will not affect the price of natural gas under the agreement with Tamar, Dorad’s profitability may be adversely affected.

f.	Dorad may be required to provide Tamar with guarantees or securities in the amounts and subject to the conditions set forth in the Tamar Agreement.

g.	The Tamar Agreement includes additional provisions and undertakings as customary in agreements of this type such as compensation mechanisms in the event of shortage in supply, the quality of the natural gas, limitation of liability, etc.

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

Natural Gas Purchase Agreement with Energean

In October 2017, Dorad executed an agreement with Energean regarding the acquisition of natural gas, in a cumulative volume of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by them and whose completion was initially expected to be by the second half of 2021. Based on the agreement, Dorad will purchase about half of the gas required to operate the Dorad Power Plant and the rest of the demand will continue to be supplied by Tamar. According to the agreement with Energean, if Dorad does not actually consume the minimum quantity it has undertaken, it will be required to pay for that quantity, in addition to the minimum gas quantity Dorad is obligated to consume each year. However, Dorad will be allowed to consume the unused quantity over the following three years. Due to these delays in the commencement of operations of Energean’s production facilities, Dorad continued to purchase gas from Tamar at a higher price than the price set in the agreement with Energean during 2020-2022. In February 2022, Dorad approached Energean demanding that it meet the timeline set forth in the agreement and compensate Dorad for the delays. Energean began to flow gas to Dorad at the beginning of November 2022.

In 2024, Dorad did not consume the minimum annual quantity it had committed to under the agreement with Energean. As a result, Dorad recognized a liability of NIS 4.5 million under “Other payables” and a long-term liability of NIS 51.7 million under “Other Long-Term Liabilities” in its statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity Dorad is obligated to purchase under the agreement and the actual quantity consumed during the year, or the Excess Gas Quantity. As of December 31, 2024, Dorad estimates that it will fully consume the Excess Gas Quantity over the next three years. Accordingly, Dorad recognized an asset of NIS 4.5 million as “other receivables” and an asset of approximately NIS 51.7 million under “Long-Term Prepaid Expenses” in its statement of financial position.

On March 12, 2025, Dorad entered into an amendment to the agreement with Energean pursuant to which the request for payment for the minimal natural gas quantities that Dorad undertook to purchase but did not consume during 2024 will be reduced and the daily quantity that Dorad will be required to consume during the summer months of 2026 was reduced.

Delivery of Natural Gas

The natural gas is supplied through Israel Natural Gas Lines Ltd., currently the sole operator of a natural gas transportation system in Israel. The ability to deliver natural gas depends on the extent of the capacity of gas that can be transported in the pipeline and a system payment within the framework of a resolution of the Israeli Gas Authority.

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

Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of December 31, 2024, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

Material Effects of Government Regulations on Dorad’s Operations

As noted above under “Material Effects of Government Regulations on the Israeli Solar Plant,” the regulatory framework applicable to the production of electricity by the private sector in Israel is provided under the Electricity Law, regulations promulgated thereunder, and other standards, guidelines and instructions published by the Israeli Electricity Authority and the IEC. In addition, the gas transportation system in Israel is regulated by the Israeli Gas Authority, and by the regulation and decisions of the Ministry of Energy and the Israeli Gas Authority on these issues.

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

As of December 31, 2024, Dorad is in compliance with the terms of the licenses granted to it.

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

On December 29, 2024, the Israeli Electricity Authority published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff published by the Israeli Electricity Authority in January 2024, and which was valid up to and including December 2024.

On March 26, 2025, the Israeli Electricity Authority published a decision updating its prior decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units,” which regulates the manner of construction and operation of conventional technology energy production facilities with a capacity higher than 630 MW and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The updated decision provides with regard to the availability tariff per KWh that it will be updated to NIS 0.0331 for manufacturers that will receive a tariff approval by June 30, 2026, NIS 0.0318 for manufacturers that will receive a tariff approval between July 1, 2026 and December 31, 2026 and NIS 0.0305 for manufacturers that will receive a tariff approval between January 1, 2027 and June 30, 2027. Furthermore, regarding the tariff approvals, the prior resolution was amended so that these will be granted to a maximum of four production units (instead of two), and a manufacturer that will reach commercial operation prior to December 31, 2029 will be entitled to an addition of 0.75% per month based on the number of months in which commercial operation preceded such date (this increase does not apply to the premium component of the tariff). The updated resolution will apply to the first four production facilities that will reach financial closing by June 30, 2027.

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

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. On April 10, 2023, the District Court decided to reject the request submitted by the IEC to send the third-party notice to Dorad. On June 11, 2023, the IEC submitted an appeal to the Supreme Court on the District Court’s decision. On February 14, 2024, the applicant submitted his response to the appeal and on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

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

Market Model for Private Manufacturers on the Transmission Grid

In March 2022, the Israeli Electricity Authority published its resolution providing for a market model for private manufacturers and renewable energy on the transmission grid. The purpose of the resolution is to create a uniform set of rules and a possibility for better control of the System Manager over the loads on the network, especially in view of the massive entry of renewable energies into the market. This resolution preserves the ability of manufacturers operating under a different regulation, including Dorad, to continue operating in a format of physical (or self) loading (production according to the predicted customer consumption and selling excess electricity to the System Manager), and also allows those manufacturers to decide, every month, at their discretion, to switch to a central loading format that will entitle them to energy payments in accordance with the mechanisms established in the resolution and in parallel to purchase the electricity required by their customers from the System Manager at system marginal price (SMP). This arrangement became effective commencing July 1, 2024.

Waste-to-Energy (“Biogas”) Projects

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2023 (in thousands)	Revenue in the year ended December 31, 2024 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€4,345	€2,955
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€5,269	€4,305
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	€7,407	€7,834

1.	This plant’s permit provides for a subsidy in connection with production of approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

The Goor Plant

General

We indirectly wholly-own Groen Gas Goor B.V., or Groen Goor, a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands, or the Goor Plant and the land on which the Goor Plant is located.

The Goor Plant commenced operations in December 2017. The overall cost of the Goor Plant was approximately €13 million, including bank financing. We provided approximately €9 million in shareholder’s loans and capital reserves to Groen Goor. The Goor Plant is currently operated by Groen Goor, who recruited experienced employees for this purpose. During 2019 we added a centrifuge decanter and a dry silo system for the Goor Plant. In October 2016, Groen Goor executed offtake agreements for selling its produced gas, electricity, green gas certificates and green electricity certificates.

On February 17, 2025, the local regulator announced its intention to collect a fine of €1,504,875 from Groen Goor with regards to its exceedance of manure throughput during 2024. Groen Goor will submit an opinion against this as the fine claimed is not in line with applicable case law, and if required an appeal will be filed. Management is actively engaged in responding to the claim. Based on the advice of the Company’s legal advisors, a provision of €515 thousand was recorded in profit and loss in connection with the potential fine for the exceedance of manure throughput.

The Oude Tonge Plant

We indirectly wholly-own Groen Gas Oude–Tonge B.V., or Oude Tonge, which owns an anaerobic digestion plant, with a green gas production capacity of approximately 475 Nm3/h, in Oude Tonge, the Netherlands, or the Oude-Tonge Plant. The Oude Tonge Plant commenced operations in June 2018. The overall cost of the Oude Tonge Plant was approximately €10 million, including bank financing. We provided approximately €6.4 million in shareholder’s loans and capital reserves to Oude Tonge.

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

The overall cost of the GG Gelderland Plant was approximately €16.5 million, including bank financing. We provided approximately €14.7 million in shareholder’s loans and capital reserves to GG Gelderland.

Assessment of recoverable amount

During 2024, we assessed the recoverable amount of the Groen Goor and GG Gelderland Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2024. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.2%. The examination concluded that the value in use of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision. The assumptions on which the examination was based could be affected by the our inability to meet the budget in certain circumstances including increases in the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, technical malfunctions and other circumstances that influence the operation of the plants.

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

The Netherlands Waste-to-Energy Market and Regulation

Dutch Climate Goals

a.	Climate Act

In July 2019, the national Climate Act (“Klimaatwet”) was adopted. The Climate Act contains several national climate goals. As a result of the European Climate Law, the CO2 emission reduction in the Climate Act targets were amended in July 2023 to 55% by 2030 and climate-neutral by 2050, aiming for negative emissions after 2050. In addition, pursuant to the Coalition Agreement (“Coalitieakkoord”) of December 2021, the Dutch government is aiming for a CO2 reduction of 60% (at least 55%) by 2030, 70% by 2035 and 80% by 2040, compared to 1990 levels. Furthermore, the Dutch government mentions investments in research and innovation of climate neutral technology and emphasizes the importance of a sustainable energy supply.

b.	NECP

The Climate Act does not contain any direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals and renewable energy goals. In this regard the Climate Act requires the Dutch government to draft a so-called National Energy and Climate Plan (NECP). The Climate Plan covers a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first NECP (“Integraal Nationaal Energie en Klimaatplan 2021-2030”) was presented on November 1, 2019 and mainly refers to the headlines and various goals set – in broad outline – in the aforementioned Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy. In June 2022, the Dutch government presented the draft NECP (“Ontwerp Beleidsprogramma Klimaat en Energie”). This program complements the Climate Plan and elaborates on the climate policy from the Coalition Agreement. In December 2023, in connection with the RED III Decree, the European Commission issued recommendations under the European Climate Law to the Netherlands on their submitted draft NECP. The recommendations reflected that, based on projections, the contribution of the Netherlands to (amongst other) renewable energy, energy efficiency and reduction of greenhouse gas emissions is significantly below the EU target. The final NECP contains some editorial changes compared to the draft NECP, however the content remained unchanged.

c.	Climate and Energy Outlook

Another mechanism introduced in the Climate Act is the Climate and Energy Outlook (“Klimaat en Energieverkenning”), which is regarded as one of the accountability instruments of the Dutch climate and energy policy. Based on the Climate and Energy Outlook published in 2023, the Dutch greenhouse gas emissions are expected to decrease by 46%-57% in 2030 compared to 1992. The Climate and Energy Outlook mentions that the main reason for the delay in reaching the 55% reduction target is the need for more rapid implementation of existing plans and formulation of additional policies. Until 2023, the Dutch government’s goal was to have at least 16% renewable energy and an almost fully sustainable energy supply in 2050. The first goal was achieved as in 2023 17% of the energy use in the Netherlands was based on renewable sources. However, according to European law, by the year 2030 the production rate of energy from renewable sources for the Netherlands must be 39%. The now projected 30% - 37% is significantly below this target due to less offshore wind, fewer solar facilities and fewer heat pumps. This is one of the reasons it is currently extremely unlikely that the Netherlands will reach the legal climate goal of a 55% reduction in greenhouse gas emissions (GHG) by 2030. In addition, parts of the abovementioned NECP are not yet sufficiently detailed and several policy programs, such as the REPowerEU, are still being negotiated by the European Commission. The Climate and Energy Outlook is accompanied with a Climate Memorandum (“Klimaatnota”). The 2023 Climate Memorandum contains, amongst others, an updated climate and energy legislative and policy program regarding emission reduction, energy infrastructure, energy efficiency, the implementation of EU legislation, etc.

d.	National Circular Economy Program

In order to have a fully sustainable energy supply or circular economy in 2050, the Dutch government established the National Circular Economy Program 2023-2030 (“Nationaal Programma Circulaire Economie 2023-2030”) in February 2023. The intermediate target for 2030 is 50% less use of raw materials compared to 2016 levels, but with the reservation that a final decision on the intermediate target will be made in 2024. The National Circular Economy Program 2023-2030 introduces four general measures: reducing raw material usage, substituting raw materials (by, for example bio-based materials), extending product lifetime and high-grade processing, which focuses on recycling (raw) materials. For the most impactful product groups, within the five supply chains with the most harmful environmental impact, concrete targets have been formulated, and specific policy has been developed. This is, for instance, the case for companies producing/manufacturing wind farms, solar systems and climate control systems. The other categories are consumer goods, plastics, construction and biomass & foodstuffs (which latter category fall under the transition agenda for circular agriculture). The National Circular Economy Program 2023-2030 sums up several measures of government intervention (mostly of voluntary nature) to reach the targets, such as pricing measures (for instance levies), regulatory measures and stimulating measures (e.g., subsidies), encouraging companies to take possible and/or necessary measures in order to reach the targets set out in the Program.

e.	Program Green Gas

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

The legislation regarding the blending obligation is expected to introduce an administrative obligation for energy suppliers of gas to provide a certain amount of green gas to the end users concerned (all part of Emission Trade System (‘ETS2’): urban environment, agriculture and any industry not regulated by the ETS1) as part of the total gas supply. Compliance with this obligation can (exclusively) be proven by the existing ‘green gas certificates’, so-called Guarantees of Origin (Garanties van Oorsprong, GvO’s), which can be traded through the VertiCer register (the organization responsible for issuing and managing the Guarantees of Origin). The GvOs are valid for a year after receiving them. The blending obligation will therefore also introduce tradable green gas units (“groengaseenheden”, GGE), issued originally by the Dutch Emission Authority (Nederlandse Emissieautoriteit, Nea). The GGEs can be traded on the market between producers and suppliers (also between themselves) and do not have a determined validity period.

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

In addition to the blending obligation, the Dutch government aims to increase the use of non-biogenic gas streams for gasification (vergassing), in particular for waste streams that are unsuitable for recycling. In this regard, the government opened a subsidy scheme in mid-February 2024 for “demonstration projects” (DEI+) regarding installations (partially) meant for gasification of biogenic or mixed (with non-biogenic) residual streams into renewable energy carriers (such as green gas and biofuels). The subsidy scheme is open until August 29, 2024 and has a total possible budget of €30 million per demonstration project. The subsidy scheme for 2025 is open until August 28, 2025.

The Dutch Ministry of Finance and the Dutch Ministry of Economic Affairs and Climate are currently exploring whether new climate legislation or other measures can stimulate the contribution of financial companies to the climate transition. The Dutch government has therefore opened a consultation round for the draft version of the Act on Climate Measures Financial Sector (“Consultatie klimaatmaatregelen financiële sector”), aiming to capture all the possible advantages and disadvantages of new legislation, also with respect to other possible (legal and non-legal) measures, European developments, the possible impact of the legislation for the financial sector on financing Dutch businesses and on the international competitiveness of the Netherlands and its businesses. The consultation round was open until February 15, 2024. Decision-making on any climate legislation for the financial sector is up to the current Dutch Cabinet, but it looks like that the Minister for Climate and Energy is still exploring whether and how any climate legislation can contribute to strengthening the contribution of financial companies to the climate transition. The situation remains unchanged in comparison to February 15, 2024.

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

Under former legislation, a permit is required to operate a waste treatment plant in the Netherlands for its (now-called) environmentally impactful activities. In addition to this permit, a permit might be required for discharging waste (water) into sewage systems or surface water as well as permits for activities regulated under the local zoning plan (“omgevingsplan”) or local ordinances (“Verordening”). The need for these permits depends on the (physical) scale of the waste treatment plant and its impact on the nearby environment. A permit is, in principle, issued without a time limit, but the competent authorities are allowed to include provisions regarding limitations or conditions under which the activities performed by the waste treatment plant need to be carried out. To ensure compliance, the authorities may withdraw a permit in case of significant violations of restrictions and/or applicable environmental regulations. Moreover, changing circumstances, as a consequence of new operational activities on-site, new developments nearby or new (EU) legislation, may require the permit to be revised.

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

For the operation of a waste treatment plant in the Netherlands, a permit under the Dutch Environment and Planning Act is required as well for any environmentally impactful activities that might negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), in particular by causing deposition of nitrogen. Furthermore, as of July 1, 2021, the Dutch Nitrogen and Nature Improvement Act (“Wet stikstofreductie en natuurverbetering”) establishes provisions targeting a more structural solution in regard to the (both ecological and political) nitrogen issue in the Netherlands due to the annulment of the so-called ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”) by the highest Dutch Administrative Court in May 2019. This approach, which provided exemptions to the permit obligation and entailed the idea that through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, was ruled to be unlawful in regard to EU law. As a result, permits regarding nitrogen deposition are only issued if the nitrogen deposition is practically nil. Hence, in general it is rather difficult to obtain a permit under the Dutch Nature Protection Act, for both the construction and the operation of a (modified/new) waste treatment plant. Under the Dutch Nitrogen and Nature Improvement Act, the (outgoing) Dutch government published the Program for Nitrogen Reduction 2022-2035. The main goal of this Program is to determine which measures are necessary to achieve the reduction of nitrogen deposition on nitrogen-sensitive Natura 2000-areas (40% in 2025, 50% in 2030 and 74% in 2035). Furthermore, the Act obliges the Dutch government to legalize nitrogen reports and calculations, based on the abovementioned Integrated Approach to Nitrogen, via a ‘legalization program’. However, due to the same issues mentioned above, this program is still under negotiation and not in place yet. Currently, the highest Dutch Administrative Court has rendered a judgment with significant implications for the field. First of these implications means that the possibilities for internal offsetting are more limited than before. The second implication by case law is that a permit requirement will apply in most cases. Consequently, more frequent and appropriate assessments are necessary. Furthermore, because of changes in case law, the possibilities for external offsetting are also expected to be more restricted than before. The conditions for internal and external offsetting are now being largely aligned. The changes in case law apply directly to ongoing and future permit procedures. This means that authorities must immediately apply the new assessment framework.

PFAS is on the GG Gelderland list of Dutch Substances of Very High Concern (Zeer Zorgwekkende Stoffen). According to the Decree on Environmental Activities (“Besluit activiteiten leefomgeving”), an obligation exist that anyone who performs an environmentally harmful activity must take all measures to prevent adverse effects. If this is not possible, the company must limit or undo the adverse effects as much as possible (‘Minimalisatieplicht’). This specific duty of care (‘zorgplicht’) applies to all substances, including Substances of Very High Concern (ZZS). This may involve emissions of ZZS but also ZZS in waste and products or the use of pesticides. Also, a company is obliged to apply, in any case, the best available techniques.

In addition, the company must also take all appropriate preventive measures against environmental pollution, to protect health and not cause significant pollution. The consideration of which measures are appropriate for a company is thus broader than looking at the best available technique.

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

Electricity Act

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the plant’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is an issue of increasing size and legal complexity in several parts of the Netherlands. In January 2021, the revised version of the Dutch investment plan and quality of electricity and gas Decree (“Besluit investeringsplan en kwaliteit elektriciteit en gas”) entered into force. This Decree determines among others that the reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. The (outgoing) Dutch government has submitted a draft for the so-called Dutch Energy Act (“Energiewet”), which aims to substitute the current Dutch Electricity Act (“Elektriciteitswet”) and the Dutch Gas Act (“Gaswet”). The Dutch Energy Act offers a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and takes into account spatial planning. The Dutch Energy Act will retain the current ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It also implements the European ‘Clean Energy Package’ (being the latest update in the European energy policy framework) as well. The new Energy Act will mostly enter into force on January 1, 2026 with certain provisions taking effect earlier. Additionally, the new Collective Heat Act (Wcw) and the Municipal Heat Transition Instruments Act (Wgiw) will also enter into force on January 1, 2026. Together they allow the energy sector to prepare for the upcoming changes regarding sustainability.

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

In November 2022, the (outgoing) Dutch government notified the Parliament that the advance payments were considerably too high and that, currently, the Dutch government should not pay subsidies for as many categories and projects, thereby also taking into account the high energy prices (and high profits). The waste-to-energy plants may keep these profits and will, during the subsidy term, receive subsidy again when energy prices drop (which may create the unprofitable top margin again). The (outgoing) Dutch government furthermore stated that it wants to prevent subsidized projects from realizing excess profits over the entire duration of the subsidized project as the aim of the SDE++ is to compensate the unprofitable top margin and not to facilitate excess profits. In that regard the (outgoing) Dutch government noted that it is investigating the possibility of adapting the SDE ++ program, for example into a system where subsidies are only paid after any previous excess profits are taken into account. The outcome of this investigation is not known yet, but as no exclusions to these adaptations are contemplated, it is expected that these changes will have an impact on waste-to-energy plants.

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

The SDE++ program is determined annually. The SDE++ program will continue in 2025 and will be open for subsidy applications from October 7, 2025 until November 6, 2025. The budget amounts to €8 billion. Some modifications in the subsidy allocation system have been made since 2023, in order to stimulate certain techniques that are currently insufficiently addressed but essentially to the energy transition.

In the abovementioned Coalition Agreement, the (outgoing) Dutch government announced the introduction of a new climate and transition fund of €35 billion for the upcoming ten years, in addition to the SDE++ program. This fund has taken shape in the Temporary Climate Fund Act (“Tijdelijke wet Klimaatfonds”), which was approved by the Dutch parliament in December 2023 and published in February 2024. The Act entered into force on July 1, 2024. The objectives of the Climate Fund are: (a) greenhouse gas-neutral energy supply by 2050; (b) encouraging the implementation of energy efficiency techniques and promoting the use of renewable energy and other greenhouse gas-reducing techniques and measures in the industry; (c) stimulating the implementation of energy efficiency techniques and renewable energy in the built environment. Measures in all economic sectors, including the circular economy, are eligible for funding, provided that these measures meet the abovementioned objectives. The Climate Fund is a budgetary fund and intended to reserve available resources that can be used for specific purposes in the future. Commencing 2023, a multiannual climate funding program (“Meerjarenprogramma Klimaatfonds”) will be published on an annual basis, which provides information on achieving the financial obligations and purposes of the Climate Fund.

One of the expected concrete spending targets of the Climate Fund is the National Investment Scheme for Climate Projects Industry (“Nationale Investeringsregeling Klimaatprojecten Industrie”, in short: “NIKI”). The NIKI subsidy scheme is intended to apply in addition to the SDE++ program, and will subsidize larger-scale sustainable investments relating to green chemistry and electrification. The NIKI subsidy scheme is currently expected to open for the first time during 2025.

Taxes

In January 2021, the Industry CO2 Tax (“Wet CO2-heffing industrie”) entered into force. The rationale behind this tax is that the big polluters, in general the larger industrial facilities such as industry falling under the Industrial Emissions Directive and European Emissions Trading System (“EU ETS”) and waste incineration plants, have to pay their fair share in reducing CO2 emissions in the Netherlands. Furthermore, the Industry CO2 Tax aims at ensuring that the reduction target for industry as agreed in the Climate Agreement is achieved, while the level playing field with neighboring countries is affected as little as possible. This tax is connected with the EU ETS system as provided for in the European Directive 2003/87/EC; if emission prices within that system rise, the Industry CO2 Tax falls and vice versa. Facilities are granted an exemption for part of the CO2 emissions, on which they do not have to pay any tax (dispensation rights). The exemption is determined by comparing the plant’s CO2 emissions with the most efficient facilities in the same industry in Europe. The more efficiently the plant produces, the less Industry CO2 Tax it is required to pay on balance, because that tax is levied on the emitted CO2 that is in excess of the dispensation rights. The levy will increase in the coming years to encourage facilities to produce more efficiently, from €30 per ton CO2 in 2021 up to €125 in 2030 (though in 2023 the levy has not increased). At the same time, the dispensation rights will decrease throughout the years. In addition, since January 1, 2023, a second tariff has been in place due to the Minimum CO2-price Industry Act (“Wet minimum CO2-prijs industrie”). This tariff ensures that a minimum CO2 price applies as well to emissions for which a company has dispensation rights under the Industry CO2 Tax. The tariff for 2024 is €74.17 per ton CO2, and will gradually increase to €128 in 2030.

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

Dutch tax laws also provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 40% (in 2024) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency (“RVO”). The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by RVO). The 2024 Energy List was published in January 2024. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. The EIA budget used to be around €150 million but it increased up to €249 million for 2023. It has been agreed that the EIA program will primarily be focused on energy efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects that have already obtained rights to tax advantages).

In January 2023, the (outgoing) Dutch government published a draft for the ‘Temporary Inframarginal Electricity Tax Act’ (“Tijdelijke wet Inframarginale Elektriciteitsheffing”). This Act implements the recently established EU regulation containing ‘an emergency intervention to address high energy prices.’ In short, the Act introduces a retroactive levy for market revenues in the period December 1, 2022 – July 1, 2023, insofar the market revenues rise above an exempt amount per megawatts. The tax/levy is levied on the sum of the taxable market revenues per calendar month. A producer is obliged to keep records of its generated electricity per month in the above-mentioned period. The market revenues can follow from three types of revenues, namely: (i) income from electricity sales agreements regarding the Dutch electricity markets, (ii) negative income from agreements to purchase electricity on this market, to comply with selling obligations under the agreements referred to under (i), and (iii) negative and positive income from contracts such as power purchase agreements. The levy will be imposed on electricity producers in the Netherlands with a production installation of an installed capacity of 1 MW or more (e.g., +/- 3.000 solar panels or more). The Act entered into force on July 25, 2024. The producer will receive an invitation from the Tax Administration (Belastingdienst) to file a tax return. The latest date of filing the tax return is March 31, 2025.

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

The green certificates are booked by CertiQ on the account of a trader, which has been chosen by the producer. This trader does not have to be the (contracted) energy supplier of the plant. The issuance of green power certificates happens across Europe and the trader can sell the certificates on the European market through the platform of the Association of Issuing Bodies (“AIB”). The Netherlands may only import and export Guarantees of Origin made by an AIB member, which country must also belong to the European Economic Area. This means that, for example, exporting certificates to the United Kingdom is not allowed. Green certificates give consumers and companies more insight into what exactly takes place in energy generation and therefore they can choose more consciously what type of energy they want to consume. The increase in demand for energy and the government policy to offset the GHG emission is also major factor for the growth of the green certificates market. For more information see “Dutch Climate Goals” above.

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

The Manara PSP was projected to cost approximately NIS 1.64 billion (excluding future indexation) (approximately €0.43 billion). As of December 31, 2024, the projected cost amounts to NIS 1.8 billion (approximately €0.47 billion) This amount includes a reevaluation of the project CAPEX according to actual basket of indices applicable to such CAPEX for the period since financial close and until March 2024. On March 7, 2021, the Manara PSP received the approval of the Israeli Electricity Authority that the conditions for Financial Close under the applicable regulations were met. In April 2021, a notice to commence the construction works (NTC) was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP was initially expected to be 62.5 months from such date. Due to the “Iron Swords” war situation, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts are currently being focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The State of Israel fully protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive full remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the Iron Swords war, the operation date will be delayed and the construction period is currently expected to be extended by the sixteen months regulatory extension and an additional period of several months required for the ramp-up of the contractor’s operations. As a result of the delays due to the war, the Israeli Electricity Authority has approved a 16-month extension to the project schedule.

Manara PSP Project Finance

On February 11, 2021, we announced the financial closing of the project finance of the Manara PSP, or the Manara PSP Project Finance. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of NIS 1.27 billion (excluding future indexation) (approximately €0.33 billion). This amount is subject to reevaluation to an actual basket of indices similar to the CAPEX as described above. As of December 31, 2024, the Manara PSP Project Finance (including reevaluation linkage to the Project Index) amounts to approximately NIS 1.4 billion (approximately €0.396 billion).

For more information see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and Notes 6 and 11.A to our annual financial statements included elsewhere in this Report.

Manara PSP EPC Agreement

On February 14, 2021, we also announced the execution of the EPC agreement for the construction of the Manara PSP, or the Manara PSP EPC Agreement, under a “turnkey” contract with Electra Infrastructure Ltd., or Electra Infrastructure, one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.13 billion (excluding future indexation) (approximately €0.3 billion). The majority of this amount is linked to the actual change in the Israel Residential Construction Index. In accordance with the Manara PSP EPC Agreement Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, or Voith Hydro, was nominated as the subcontractor that will be providing the electro-mechanical equipment to the Manara PSP.

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

In February 2023, the trustees of the entity that sold the rights in the Manara PSP to us filed a petition with the Israeli court requesting the following: (1) payment of NIS 1.5 million (approximately €0.374 million based on the Euro/NIS exchange rate at that time) in connection with a claimed debt of a third party, and (2) payment of linkage and interest differences in an amount of approximately NIS 0.672 million (approximately €0.168 million based on the Euro/NIS exchange rate at that time) with respect to an amount that was already paid to the seller and to Electra, claiming that the payment was delayed due to disagreements between the seller and Electra and missing approvals. The Trustees recently updated the claimed debt of a third party to NIS 2.625 million (approximately €0.64 million) plus interest and indexation and filed a new request for instructions to the Insolvency court (handling said entity case). We rejected the claim and requested that it will be heard as a regular claim. Based on the parties’ agreement, a mediation process is ongoing. Based on the advice of the Company’s legal counsel, in light of the recent update to the claim, it is too early to estimate the outcome of the mediation process and the legal proceedings.

In December 2018, we executed a settlement agreement, or the A.R.Z. Settlement Agreement, with A.R.Z. Electricity Ltd., or A.R.Z Electricity, an Israeli private company that at the time held 33.33% of Sheva Mizrakot Ltd. The A.R.Z. Settlement Agreement resolves a claim made by A.R.Z. Electricity and Mr. Raanan Aloni against us and our affiliates, in connection with the Manara PSP, and other disputes between such parties concerning the Manara PSP. In connection with the Manara PSP Project Finance and based on the A.R.Z. Settlement Agreement, A.R.Z. Electricity was required to provide its indirect share of equity investment and financing to the Manara PSP. Due to the failure to provide the required funds, Ellomay Water Plants Holdings (2014) Ltd., our wholly-owned subsidiary that holds 75% of Ellomay PS, overtook A.R.Z. Electricity’s holdings in Sheva Mizrakot (33%) and, as a result, our indirect holdings in the Manara PSP increased from 75% to 83.333%.

As of December 31, 2024, we paid an amount of approximately NIS 26.5 million (approximately €7 million) on account of the consideration upon the acquisition and will be required to pay certain parties additional amounts (including interest) in certain installments, which in the aggregate are not expected to exceed an amount of NIS 3.3 million (approximately €0.9 million).

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

In order to meet the growing electricity needs in Israel, and being able to provide electricity to consumers, the IEC constantly over-generates energy. The over-generation of energy is the result of using low flexibility energy sources (coal and gas). The demand curve is generally characterized by peak demand, usually in summer afternoons or winter evenings, and low demand during nighttime. During low demand periods, the majority of energy is produced by base-load plants at relatively cheap production costs, while at peak demand times, more expensive energy sources are added.

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

Material Effects of Government Regulations on the Manara PSP

The Manara PSP is subject to regulations applicable to energy producers and power plants in general, including the Electricity Market Regulations, and to pumped storage producers in particular. For more information concerning the Israeli electricity market and regulation see “The Israeli Electricity Market” under “Material Effects of Government Regulations on Israeli Solar Plants” and “Material Effects of Government Regulations on Dorad’s Operations” under “Ellomay Luzon Energy and the Dorad Power Plant” above.

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

On June 17, 2020, the Israeli Minister of Energy executed the Manara PSP Conditional License, following the retraction of the previous conditional license, which permits Ellomay PS to construct the Manara PSP. The Manara PSP Conditional License includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Manara PSP Conditional License is valid for a period of seventy-two (72) months commencing from the date of its approval by the Minister of Energy, subject to compliance by Ellomay PS with the milestones set forth therein and subject to the other provisions set forth therein (including achieving financial closing, the provision of guarantees and the construction of the pumped storage hydro power plant). As noted above, on February 11, 2021, Ellomay PS complied with the project finance milestone under the Manara PSP Conditional License. Effective October 1, 2024, the Israeli regulations governing the grant of licenses to private electricity manufacturers were amended providing that the 72 months validity period may be extended for up to three additional periods of 12 months each due to circumstances existing after the previous extension was approved if required and subject to the Minister’s approval at such time. Each extension may result in forfeiture of up to 40% of the license guarantee which value currently amounts to approximately NIS 4.1 million (approximately €1.1 million). The guarantee amount is linked to the USD and is reduced over time upon fulfillment of certain interim project milestones. As noted above, the Israeli Electricity Authority approved a 16-month extension to the license due to the effects of the Iron Swords war.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in our Solar Plants or our WtE plants would be considered “investment securities,” as we control our Solar Plants (other than the Talasol Solar Plant) and our WtE plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol Solar Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, we believe that our interests in the Talasol Solar Plant and the Manara PSP do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Ellomay Luzon Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our characterization as a former “Shell Company” subjects us to various restrictions and requirements under the U.S. Securities Laws. For example, pursuant to the provisions of Rule 144(i) promulgated under the Securities Act of 1933, as amended, shares issued by us at the time we were deemed to be a “shell company” and thereafter can only be resold pursuant to the general provisions of Rule 144 subject to the additional conditions in Rule 144(i), including that we have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the twelve month period preceding the use of Rule 144 for resale of such shares. This continuing restriction may limit our ability to, among other things, raise capital via the private placement of our shares.

C.	Organizational Structure

Our Spanish Solar Plants are held by: (i) Rodríguez I Parque Solar, S.L., (ii) Rodríguez II Parque Solar, S.L., (iii) Seguisolar S.L., (iv) Ellomay Spain S.L. and (v) Ellomay Solar S.L.U., all wholly-owned by Ellomay Luxembourg. The Talasol Solar Plant is held by Talasol Solar S.L.U, of which 51% is owned by Ellomay Luxembourg.

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

Our rights in connection with Solar Plants that are connected to the grid in Italy are held by: (i) Ellomay Solar Italy One SRL, and (ii) Ellomay Solar Italy Two SRL and Ellomay Solar Italy Ten SRL, all wholly-owned by Ellomay Luxembourg.

Our rights in connection with Solar Plants that have reached “Ready to Build” status in Italy are held by: (i) Ellomay Solar Italy Four SRL, (ii) Ellomay Solar Italy Five SRL, (iii) Ellomay Solar Italy Seven SRL, (iv) Ellomay Solar Italy Nine SRL, (v) Ellomay Solar Italy Eleven SRL, (v) Ellomay Solar Italy Fourteen SRL, (vi) Ellomay Solar Italy Fiteen SRL (vii) Ellomay Solar Italy Sixteen SRL and (viii) Ellomay Solar Italy Eighteen, all wholly-owned by Ellomay Luxembourg.

Our rights in connection with Solar Plants that have finished construction, are under construction or have reached “ready to build” status in the USA are held by our indirect wholly-owned subsidiaries: (i) Fairfield Solar Project, LLC, (ii) Malakoff Solar I LLC, (iii) Malakoff Solar II, LLC, (iv) Mexia Solar I, LLC, (v) Mexia Solar II, LLC, (vi) Talco Solar, LLC, (vii) Hillsboro Solar I, LLC and (viii) Hillsboro Solar II, LLC.

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

Our operating Solar Plants are located in Spain and Italy. Pursuant to the building right agreements executed by the majority of our subsidiaries that hold our Solar Plants, our subsidiaries own the Solar Plants and received the right to maintain the Solar Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. The following table provides information with respect to the Lands of our operational Solar Plants:

Solar Plant	Size of Property	Location	Owners of the Solar Plants/Lands
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Solar Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	Solar Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	Solar Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	Solar Plant owned by Seguisolar S.L. Lease Agreement executed between owners and Seguisolar S.L.

Solar Plant	Size of Property	Location	Owners of the Solar Plants/Lands
“Talasol”	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	Solar Plant owned by Talasol. Lease Agreements executed with the Talavan Municipality, which owns the land
“Ellomay Solar”	706,400 m2	Talavan (Cáceres) – Extremadura Region, Spain	Solar Plant owned by Ellomay Solar S.L.U. Lease Agreement executed between owners and Ellomay Solar S.L.U.
“Ellomay Solar Italy One”	268,000 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy One SRL. Surface Rights Agreements executed between owners and Ellomay Solar Italy One SRL
“Ellomay Solar Italy Two”	96,000 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy Two SRL. Surface Rights Agreement executed between owners and Ellomay Solar Italy Two SRL
“Ellomay Solar Italy Ten”	285,500 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy Ten SRL. Surface Rights Agreement executed between owners and Ellomay Solar Italy Ten SRL

Most of our Italian subsidiaries that are developing Solar projects that do not own the land on which the project is planned to be located executed long-term lease agreements in connection with the land on which the Solar plants developed and constructed by such subsidiaries will be located. For further information concerning the lease agreements of our Solar Plants and of the Italian subsidiaries, see the summaries of the lease agreements included as Exhibits 4.9-4.14, 4.16 and 4.21 under “Item 19: Exhibits.”

The land on which our WtE plants are located is owned by the relevant project companies. The land on which the Manara PSP is being constructed is leased from various Israeli cooperatives. Manara PS also entered into a development agreement with the ILA in connection with the land. A summary of the lease agreement and development agreement is included as Exhibit 4.19 under “Item 19: Exhibits.”

Our subsidiaries in the United States that are constructing Solar projects executed long-term lease agreements in connection with the land on which the solar plants are constructed by such subsidiaries. The lease agreements are included as Exhibits 4.22 and 4.23 under “Item 19: Exhibits.”

For more information concerning the use of the properties in connection with the Solar Plants, the WtE plants and the Manara PSP, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report. For discussion related to changes in financial condition and the results of operations comparing the years ended December 31, 2023 and 2022, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 18, 2024.

General

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. As of December 31, 2024, we indirectly owned: (i) approximately 335.9 MW of solar power plants in Spain (including a 300 MW photovoltaic plant in owned by Talasol, which is 51% owned by us) and approximately 20 MW of solar power plants in Italy, all connected to their respective national grids, (ii) solar projects under advanced development in Italy with an aggregate capacity of 233 MW that reached “ready to build” status, (iii) 9.375% of Dorad, (iv) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Normal Cubic Meter per year, respectively, (v) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing the Manara PSP, and (vi) solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction. We also initiate and develop additional solar projects in Italy, USA, Spain and Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

We generate revenue from the sale of gas and electricity produced by our renewable energy plants and from the sale of green certificates to third parties in Spain and the Netherlands (of which prices significantly increased in recent years, mainly due to supporting regulation attempting to reduce the impact of carbon emissions). During the year ended December 31, 2024, we generated revenues from our solar operations in Spain, Italy (for a portion of the year, since the connection to the grid of two solar facilities) and Israel (for a portion of the year, until the sale of the Talmei Yosef Solar Plant) and from our WtE operations in the Netherlands. During the year ended December 31, 2024, we had several projects under construction, including solar projects in Italy and Texas, USA, and the Manara PSP in northern Israel. We mainly finance our operations and development efforts from our ongoing operations and by the issuance of corporate debt in the Israeli market, with the remainder being funded by project finance obtained on a per-project or per-portfolio basis and we expect to finance our solar development efforts in the USA by raising funds from tax credit sales or tax equity investors.

Sale of the Talmei Yosef Solar Plant

On December 31, 2023, we executed an agreement to sell our holdings in the Talmei Yosef Solar Plant and such sale was consummated in June 2024. For more information, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

In connection with the sale of the Talmei Yosef Solar Plant, we present the results of the Talmei Yosef Solar Plant as a discontinued operation. The Talmei Yosef Solar Plant was presented in our financial results as a financial asset, in accordance with IFRIC 12 under IFRS, and since its acquisition, we recognized relatively high profits through its ownership. Accordingly, although the consideration expected to be received for the Talmei Yosef Solar Plant reflects a market value higher than the price invested by us in its acquisition, due to the accounting treatment under IFRIC 12, we recognized a net loss of approximately €1.8 million in connection with the expected sale.

A.	Operating Results

Segments

Our reportable segments, which form our strategic business units, are as follows: (i) Solar Plants presented per plant or geographical areas (Italy, Spain - subsidized Solar Plants, Spain - Ellomay Solar, Spain - Talasol, USA and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (“biogas”) in the Netherlands, and (iv) pumped storage hydro power plant in Manara, Israel. For more information see Note 22 to our annual financial statements included elsewhere in this Report.

Results of Operations

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

The results for the year ended December 31, 2023 do not include the results of the Solar Plants owned by Ellomay Solar Italy Two SRL and Ellomay Solar Italy One SRL, which were connected to the grid in February 2024 and May 2024, respectively. Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2024	2023
	Unaudited	Audited
	€ in thousands (except per share data)
Revenues	40,467	48,834
Operating expenses	(19,803)	(22,861)
Depreciation and amortization expenses	(15,887)	(16,012)
Gross profit	4,777	9,961
Project development costs	(4,101)	(4,465)
General and administrative expenses	(6,063)	(5,283)
Share of profits of equity accounted investee	11,062	4,320
Other Income, net	3,409	-
Operating profit	9,084	4,533
Financing income	2,495	8,747
Financing income in connection with derivatives and warrants, net	1,140	251
Financing expenses in connection with projects finance	(6,190)	(6,077)
Financing expenses in connection with debentures	(6,641)	(3,876)
Interest expenses on minority shareholder loan	(2,144)	(2,014)
Other financing expenses	(8,311)	(588)
Financing expenses, net	(19,651)	(3,557)
Profit (loss) before taxes on income	(10,567)	976
Tax benefit (taxes on income)	1,424	1,436
Profit (loss) from continuing operations	(9,143)	2,412
Profit (loss) from discontinued operation (net of tax)	137	(1,787)
Profit (loss) for the period	(9,006)	625
Profit (loss) attributable to:
Owners of the Company	(6,524)	2,219
Non-controlling interests	(2,482)	(1,594)
Profit for the period	(9,006)	625
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	8,007	(7,949)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-
Effective portion of change in fair value of cash flow hedges	5,631	39,431
Net change in fair value of cash flow hedges transferred to profit or loss	(813)	9,794
Total other comprehensive income	13,080	41,276

Total other comprehensive income attributable to:
Owners of the Company	10,039	16,931
Non-controlling interests	3,041	24,345
Total other comprehensive income	13,080	41,276
Total comprehensive income for the year	4,074	41,901

Total comprehensive income for the year attributable to:
Owners of the Company	3,515	19,150
Non-controlling interests	559	22,751
Total comprehensive income for the year	3,616	41,901

Basic net earning (loss) per share	(0.51)	0.17
Diluted net earning (loss) per share	(0.51)	0.17
Basic profit (loss) per share from continuing operations	(0.52)	0.31
Diluted profit (loss) per share from continuing operations	(0.52)	0.31
Basic profit (loss) per share from discontinued operation	0.01	(0.14)
Diluted profit (loss) per share from discontinued operation	0.01	(0.14)

Revenues

Revenues were approximately €40.5 million for the year ended December 31, 2024, down by 7% compared to approximately €48.8 million for the year ended December 31, 2023. This decrease mainly results from a reduction in electricity prices in Spain between February and May 2024 and lower gas prices in the Netherlands in 2024 compared to prices in 2023, partially offset by income generated by our 20 MW solar power plants in Italy which were connected to the grid during 2024. The decrease is also due to loss of revenues in connection with the fire near the Talasol Solar Plant and the Ellomay Solar Plant in Spain in July 2024. In connection with such loss of revenues, we recorded an amount of approximately €1.7 million as ‘other income’ for the year ended December 31, 2024, based on compensation from the insurers for loss of income.

Revenues by Segments

	Year ended December 31,		2024 vs. 2023 Change
(Euro in thousands)	2024	2023	€	%
Italy solar segment	2,293	-	2,293	100
Spain subsidized solar segment	2,974	2,791	183	6.56
Spain Ellomay Solar segment	1,741	4,051	(2,310)	(57.02)
Spain Talasol solar Segment	18,365	24,971	(6,606)	(26,45)
Netherlands biogas segment	15,094	17,021	(1,927)	(11.32)

Italy Solar Segment. Revenues from our Italy Solar segment were approximately €2.3 million for the year ended December 31, 2024, compared to €0 for the year ended December 31, 2023. The change resulted from the commencement of operations of our Ellomay Solar Two and Ellomay Solar One solar plants in Italy in February and May 2024, respectively.

Spain - Subsidized Solar Segment. Revenues from our Spain subsidized Solar segment were approximately €3 million for the year ended December 31, 2024, compared to approximately €2.8 million for the year ended December 31, 2023. The slight increase is a result of small prior year settlements.

Spain - Ellomay Solar Segment. Revenues from our Ellomay Solar segment were approximately €1.7 million for the year ended December 31, 2024, compared to approximately €4.1 million for the year ended December 31, 2023. The decrease resulted from the substantial decrease in electricity prices in Spain and the impact of the July 2024 fire in the vicinity of the Ellomay Solar Plant.

Spain - Talasol Solar Segment. Revenues from our Talasol Solar segment were approximately €18.4 million for the year ended December 31, 2024, compared to approximately €25 million for the year ended December 31, 2023. The decrease mainly resulted from the substantial decrease in electricity prices in Spain and the impact of the July 2024 fire in the vicinity of the Talasol Solar Plant.

Both the Talasol Solar segment and the Ellomay Solar segment suffered from a curtailment of the electricity supply from their facilities to the grid during June 2023 due to maintenance and upgrade work on the main transmission line between Spain and Portugal, which caused a decrease in revenues of approximately €1 million. We subsequently implemented a solution aimed at minimizing the impact of future similar curtailments due to maintenance and upgrades to the national grid.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €15.1 million for the year ended December 31, 2024, compared to approximately €17 million for the year ended December 31, 2023. The decrease in revenues is mainly due to lower gas prices in the Netherlands in 2024 compared to prices in 2023.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €19.8 million for the year ended December 31, 2024, compared to approximately €22.9 million for the year ended December 31, 2023. This decrease mainly results from a decrease in direct taxes on electricity production paid by our Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of our Spanish subsidiaries for the year ended December 31, 2023 were impacted by RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increased expenses during the year ended December 31, 2023 resulting from this impact was partially offset by lower costs in connection with the acquisition of feedstock by our Dutch biogas plants.

Depreciation and amortization expenses were approximately €15.9 million for the year ended December 31, 2024, compared to approximately €16 million for the year ended December 31, 2023.

Operating Expenses by Segments

	Year ended December 31,		2024 vs. 2023 Change
(Euro in thousands)	2024	2023	€	%
Italy solar segment	109	-	109	100
Spain subsidized solar segment	519	517	2	0.39
Spain Ellomay Solar segment	593	1,825	(1,232)	(67.51)
Spain Talasol solar segment	4,695	5,786	(1,091)	(18.86)
Netherlands biogas segment	13,887	14,733	(846)	(5.74)

Italy Solar Segment. Operating expenses in connection with our Italy solar segment were approximately €0.1 million for the year ended December 31, 2024, compared to €0 for the year ended December 31, 2023. The change resulted from the commencement of operations of our Ellomay Solar Two and Ellomay Solar One solar plants in Italy in February and May 2024, respectively.

Spain - Subsidized Solar Segment. Operating expenses in connection with our Spain solar segment were approximately €0.5 million for each of the years ended December 31, 2024 and 2023.

Spain - Ellomay Solar Segment. Operating expenses in connection with the Ellomay Solar segment were approximately €0.6 million for the year ended December 31, 2024, compared to approximately €1.8 million for the year ended December 31, 2023. The operating expenses of Ellomay Solar were also impacted by the reduction in payments of direct taxes on electricity production as explained under “Operating Expenses and Depreciation and Amortization Expenses” above.

Spain - Talasol Solar Segment. Operating expenses in connection with the Talasol solar segment were approximately €4.7 million for the year ended December 31, 2024, compared to €5.8 million for the year ended December 31, 2023. The decrease resulted mainly from the reduction in payments of direct taxes on electricity production as explained above.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €13.9 million for the year ended December 31, 2024, compared to approximately €14.7 million for the year ended December 31, 2023. The decrease is mainly attributable to lower costs in connection with the acquisition of feedstock.

Project Development Costs

Project development costs were approximately €4.1 million for the year ended December 31, 2024, compared to approximately €4.5 million for the year ended December 31, 2023.

General and Administrative Expenses

General and administrative expenses were approximately €6.1 million for the year ended December 31, 2024, compared to approximately €5.3 million for the year ended December 31, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

Share of Profits of Equity Accounted Investee

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €11.1 million in the year ended December 31, 2024, compared to approximately €4.3 million in the year ended December 31, 2023. The increase in share of profits of equity accounted investee resulted mainly from the increase in revenues of Dorad due to higher quantities of electricity produced partially offset by an increase in operating expenses in connection with the increased production. In addition, in December 2024, Dorad received payment in an amount of approximately $130 million pursuant to an arbitration ruling in a derivative claim submitted by certain of its shareholders, which increased Dorad’s net profit for 2024 by approximately NIS 215.6 million (after the effect of taxes). These amounts were recorded by Dorad in its financial statements for the year ended December 31, 2024 in the income statement partially as a reduction in depreciation expenses, partly as finance income, and the remainder as a decrease in general and administrative expenses.

Other Income

Other income, net was approximately €3.4 million for the year ended December 31, 2024, compared to €0 for the year ended December 31, 2023. The income was recognized based on insurance compensation in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets. The amount to be received due to loss of income is approximately €1.7 million.

Financing Income / Expenses

	For the year ended December 31
	2024	2023
	€ in thousands
Interest income	2,495	2,015
Change in fair value of derivatives, net	1,140	251
Debentures interest and related expenses	(6,641)	(3,876)
Interest and commissions related to projects finance	(5,938)	(5,825)
Amortization of capitalized expenses related to projects finance	(252)	(252)
Interest on minority shareholder loan	(2,144)	(2,014)
Bank charges and other commissions	(206)	(247)
Interest on lease liability	(337)	(341)
Gain from exchange rate differences, net	(7,768)	6,732
Total financing expenses, net	(19,651)	(3,557)

Financing expenses, net were approximately €19.7 million for the year ended December 31, 2024, compared to financing expenses, net of approximately €3.6 million for the year ended December 31, 2023. The increase in financing expenses, net, was mainly due to the following:

●	higher expenses resulting from exchange rate differences that amounted to approximately €7.8 million for the year ended December 31, 2024, compared to income from exchange rate differences of approximately €6.7 million for the year ended December 31, 2023, an aggregate change of approximately €14.5 million. The exchange rate differences were mainly recorded in connection with the NIS cash and cash equivalents and our NIS denominated debentures and were caused by the 5.4% reevaluation of the NIS against the euro during the year ended December 31, 2024, compared to a devaluation of 6.9% during the year ended December 31, 2023.

●	increased interest expenses mainly resulting from the issuance of our Series F Debentures in January, April, August and November 2024.

These increases in financing expenses were partially offset by an increase in financing income of approximately €0.9 million in connection with derivatives and warrants in the year ended December 31, 2024, compared to the year ended December 31, 2023.

Tax Benefit

Tax benefit was approximately €1.4 million in each of the years ended December 31, 2024 and 2023.

Profit / Loss from Continuing Operations

Loss from continuing operations was approximately €9.1 million in the year ended December 31, 2024, compared to a profit from continuing operations of approximately €2.4 million in the year ended December 31, 2023.

Profit / Loss from Discontinued Operation

Profit from discontinued operation (net of tax) due to the sale of the Talmei Yosef Solar Plant was approximately €137 thousand in the year ended December 31, 2024, compared to a loss from discontinued operation of approximately €1.8 million in the year ended December 31, 2023.

Net Loss / Profit

Net loss was approximately €9 million in the year ended December 31, 2024, compared to net profit of approximately €0.6 million for the year ended December 31, 2023.

Total Other Comprehensive Income

Total other comprehensive income was approximately €13.1 million for the year ended December 31, 2024, compared to total other comprehensive income of approximately €41.3 million in the year ended December 31, 2023. The change in total other comprehensive income mainly results from foreign currency translation adjustments due to the change in the NIS/euro exchange rate and from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the Talasol PPA. The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact our consolidated net profit/loss or our consolidated cash flows.

Total Comprehensive Income

Total comprehensive income was approximately €4.1 million in the year ended December 31, 2024, compared to total comprehensive income of approximately €41.9 million in the year ended December 31, 2023.

EBITDA

EBITDA was approximately €25.1 million for the year ended December 31, 2024, compared to approximately €18.8 million in the year ended December 31, 2023.

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

Reconciliation of Profit (Loss) to EBITDA

	Year ended December 31,
	2024	2023
	(Euro in thousands)
Profit (loss) for the year	(9,006)	625
Financing expenses, net	19,651	3,557
Tax benefit	(1,424)	(1,436)
Depreciation and amortization expenses	15,887	16,012
EBITDA	25,108	18,758

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, deposits and restricted cash in various currencies, mainly in euro, NIS and USD. Our investments in our European operations (i.e., in our Spanish Solar Plants, our Italian Solar Plants, our WtE plants, the Talasol Solar Plant and our solar projects under development in Italy) are denominated in euro, our investments in our Israeli operations (i.e., Ellomay Luzon Energy, the Manara PSP and Solar projects under development) are denominated in NIS and our investments in our solar projects in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our Debentures and the financing of the Manara PSP),in euro (i.e., financing in connection with our Spanish Solar Plants and the project finance and loans provided by the minority (49%) holders of Talasol) and in USD (short-term financing in connection with our US Solar Plants). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro and of the NIS against the USD.

	Year ended December 31,
	2024	2023	2022

Devaluation (Appreciation) of the NIS against the euro	(5.4)%	6.9%	6.6%
Devaluation (Appreciation) of the NIS against the USD	0.6%	3.1%	13.2%

The representative NIS/euro exchange rate was NIS 3.753 for one euro on December 31, 2022, NIS 4.012 for one euro on December 31, 2023 and NIS 3.796 for one euro on December 31, 2024. The average exchange rates for converting the NIS to euro during the years ended December 31, 2022, 2023 and 2024 were 3.536, 3.99 and 4.002 for one euro, respectively. The representative exchange rate as of March 31, 2025 was NIS 4.022 for one euro.

The representative NIS/USD exchange rate was NIS 3.519 for one USD on December 31, 2022, NIS 3.627 for one USD on December 31, 2023 and NIS 3.647 for one USD on December 31, 2024. The average exchange rates for converting the NIS to USD during the years ended December 31, 2022, 2023 and 2024 were 3.435, 3.692 and 3.699 for one USD, respectively. The representative exchange rate as of March 31, 2025 was NIS 3.718 for one USD.

Our management determined that our functional currency is the euro and elected the euro as our reporting currency, since December 31, 2017.

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

For information concerning hedging transactions entered, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have Materially Affected or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our Solar Plants and other Plants

Our Solar Plants and other energy manufacturing plants are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects plants such as our plants could materially adversely affect our results of operations. An economic crisis or change in government in Europe and specifically in Spain, the Netherlands and Italy or in the United States, whether related to a military conflict or otherwise, or financial distress of the IEC or Noga in Israel, could cause the applicable legislator to reduce benefits provided to operators of solar plants or other privately-owned energy manufacturing plants or to revise the incentive or regulatory regimes that currently govern the sale of electricity in Spain, the Netherlands, Italy, the United States and Israel. For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Ellomay Luzon Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the Solar Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP.”

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax has been 23% as from January 2018.

As of December 31, 2024, Ellomay Capital Ltd. had carry forward tax losses in the amount of approximately €3.8 million. In addition, Ellomay Capital Ltd. had carry forward capital tax losses in the amount of approximately €1.4 million, which have no expiration date. Deferred taxes of Ellomay Capital Ltd. have not been recognized because the Company’s management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future. For more information see Note 19D to our annual financial statements included elsewhere in this Report.

B.	Liquidity and Capital Resources

General

As of March 31, 2025, we held approximately €71 million in cash, cash equivalents and short-term deposits and approximately €16 million in restricted short-term and long-term cash.

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

We entered into various project finance agreements in connection with the financing of several of our Solar Plants and the Manara PSP and raised funds via issuances of debt in private and public offerings in Israel (all as more fully described below).

We will require additional funds to advance the projects that are currently under development or that will be developed in the future.

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

On February 1, 2023, we issued NIS 220 million par value principal of our Series E Secured Debentures.

On January 16, 2024, we issued units consisting of an aggregate principal amount of NIS 170 million of our newly issued Series F Debentures and Series 2 Warrants to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments). On April 17, 2024, we issued NIS 40 million par value of our unsecured non-convertible Series F Debentures, in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million, reflecting a price of NIS 0.946 per NIS 1 principal amount of the Series F Debentures. On August 29, 2024, we issued NIS 52,029,136 par value of our Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 50 million, reflecting a price of NIS 0.961 per NIS 1 principal amount of the Series F Debentures. On November 5, 2024, we issued NIS 66,061,600 par value of our Series F Debentures in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 62.2 million, reflecting a price of NIS 0.942 per NIS 1 principal amount of the Series F Debentures.

On February 16, 2025, we issued NIS 214,479,000 par value principal of our Series G Debentures. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

For more information see “Item 4.B: Business Overview,” “Item 10.C: Material Contracts” and Notes 6 and 11 to our annual financial statements included elsewhere in this Report.

As of December 31, 2024, we had a working capital deficiency of approximately €23.8 million, compared to a working capital of approximately €5.2 million as of December 31, 2023. The working capital deficiency as of December 31, 2024 resulted from the expected payment to the holders of our Series C Debentures in June 2025 and expenses in connection with projects under development. Based on our current operating forecast, we believe that the combination of existing working capital, taking into account the considerations set forth below under “Discussion regarding Warning Signs,” and expected cash flows from operations, will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short-term deposits.

As of December 31, 2024, we had approximately €41.1 million of cash and cash equivalents, compared with approximately €51.1 million of cash and cash equivalents at December 31, 2023 and approximately €46.5 million of cash and cash equivalents at December 31, 2022. The decrease in cash during the year ended December 31, 2024 was mainly due to our investments in the development and construction of renewable energy facilities and repayments made on account of our Debentures, partially offset by proceeds from the issuances of our Series F Debentures in January, April, August and November 2024.

Discussion regarding Warning Signs

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

One possible “warning sign” is the existence of a working capital deficiency if our Board of Directors does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of December 31, 2024, our Board of Directors noted the working capital deficiency as of December 31, 2024, in the amount of approximately €23.8 million. Our Board of Directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2024, does not indicate a liquidity problem. In making such determination, our Board of Directors noted the following: (i) the issuance of our Series G Debentures in consideration for approximately NIS 211.7 million (net of offering expenses), which was completed after December 31, 2024 and therefore not reflected in our statements of financial position, (ii) the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, and (iii) our positive cash flow from operating activities during 2023 and 2024.

Project Finance

As of December 31, 2024, we were party to project finance agreements in connection with our Spanish Solar Plants, our WtE plants and the Manara PSP. We may in the future enter into additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2024. In connection with the sale of the Talmei Yosef Solar Plant, the project finance obtained in connection with such plant and related liabilities were transferred to the buyers.

Solar Project Finance

Talasol Plant Finance

On April 30, 2019, the Talasol Solar Plant reached financial closing. This financing included several facilities in the aggregate amount of approximately €158.5 million.

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

As of December 31, 2024, the outstanding amount under the Talasol Financing was approximately €150 million. This aggregate outstanding loan balance is net of an amount of approximately €2.4 million of debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2024, the outstanding amounts under the Project Finance were approximately €11.1 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

Ellomay Solar Project Finance

In June 2024, Ellomay Solar entered into and reached financial closing of a project finance arrangement, or the Ellomay Solar Project Finance, with Bankinter, S.A. The Ellomay Solar Project Finance is comprised of two facilities: (i) a senior term loan for an amount of €10 million, or the Term Loan; and (ii) a revolving facility for an amount of €500,000, or the DSRF. The Ellomay Solar Project Finance is for a term of 16 years and is repayable in semi-annual installments (principal and interest). The Ellomay Solar Project Finance includes a cash sweep mechanism that is expected to reduce the term of the Ellomay Solar Project Finance to approximately 13 years. The Term Loan and DSRF (to the extent withdrawn) bear an annual interest of Euribor 6-month plus 2.5%.

Ellomay Solar entered into swap agreement with respect to the amount of the Ellomay Solar Project Finance until June 30, 2037, replacing the Euribor 6-month rate with a fixed 6-month rate of approximately 3%, resulting in a fixed annual interest rate of approximately 5.5%.

The Ellomay Solar Project Finance provides for mandatory prepayment upon the occurrence of certain customary events and includes various customary collaterals, representations, warranties and covenants, including covenants to maintain a DSCR not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR is at least 1.20:1.0, (ii) the first instalment of the Project Finance will be repaid on December 31, 2024, and (iii) no amount under the DSRF has been withdrawn and not fully repaid.

Upon financial closing Ellomay Solar withdrew the Term Loan and distributed €9.7 million to Ellomay Luxembourg.

As of December 31, 2024, the outstanding amounts under the Ellomay Solar Project Finance were approximately €9.5 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

WtE Plants Finance

Groen Goor Project Finance

Groen Goor, Independent Power Plant B.V. (the entity that holds the permits and subsidies in connection with the Goor Project and is wholly-owned by Groen Goor), or GIPP, and Ellomay Luxembourg are parties to a senior project finance agreement documents, or the Goor Loan Agreement, with Coöperatieve Rabobank U.A., or Rabobank, that includes the following tranches: (i) two loans with principal amounts of €3.51 million (with a fixed interest rate of 3% for the first five years and 3.45% for the subsequent five years) and €2.09 million (with a fixed interest rate of 2.5% until the end of March 2022, of 2.65% until the end of March 2023 and of 6.05% until the end of March 2026), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s plant to the grid and (ii) an on-call credit facility of €370,000 with variable interest.

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

As of December 31, 2024, the outstanding amount under the Groen Goor Project Finance was approximately €2.5 million.

Oude Tonge Project Finance

On May 3, 2017, Oude Tonge, Oude Tonge Holdings B.V. (the entity that holds the permits and subsidies in connection with the Oude Tonge Project and is wholly-owned by Oude Tonge), or OTH, and Ellomay Luxembourg are parties to senior project finance agreement documents, or the Oude Tonge Loan Agreement, with Rabobank. In June 2017, the financial closing occurred with respect to the project finance that includes the following tranches: (i) three loans with principal amounts of €3.15 million (with a fixed interest rate of 3.1% the end of June 2022 and with a fixed interest rate of 3.95% for the next three years), €1.54 million (with a fixed interest rate of 2.9% until the end of March 2023 and of 5.15% for the next five years) and €0.16 million (with a fixed interest rate of 3.4% until the end of March 2023 and of 5.65% for the next five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project to the grid and (ii) an on-call credit facility of €100,000 with variable interest.

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

As of December 31, 2024, the outstanding amount under the Oude Tonge Project Finance was approximately €2 million.

Groen Gas Gelderland Project Finance

GG Gelderland entered into a senior project finance agreement, or the Gelderland Loan Agreement, with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) approximately €2.5 million (with a fixed interest rate of 3.6% for the first five years), (b) €1.2 million (with a fixed interest rate of 4.5% until the beginning of December 2020 and of 3.5% until the beginning of December 2025), (c) €0.4 million (with a fixed interest rate of 3.55% until the end of January 2023 and with a fixed interest rate of 5.95% until the end of the loan period) and (d) approximately €2.8 million (with a fixed interest rate of 4.5% until the beginning of December 2020 and of 3.5% until the beginning of December 2025), for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €0.75 million with variable interest. An aggregate amount of approximately €6.9 million was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above which as of that date had an outstanding principal amount of €1.89 million, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment in August 2025. On the same date, the interest for the other loans bearing a fixed interest rate of 4.5% per year for 5 years was reduced to 3.5% per year for the next 5 years, commencing December 2020.

As of December 31, 2024, the outstanding amount under the Gelderland Loan Agreement was approximately €3 million.

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

As of December 31, 2024, the outstanding amount under the agreement with Oost was approximately €0.9 million.

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

As of December 31, 2024, the outstanding amount under the Manara PSP Project Finance was approximately NIS 309 million (approximately €81.3 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 6.9 million (approximately €1.8 million) of debt issuance costs to be amortized over the length of the underlying loan.

Other Financing Activities

As noted above, we historically financed a portion of our operations through the issuance of debt and equity in Israel. The following is a summary of outstanding Debentures issued in Israel and traded on the Tel Aviv Stock Exchange as of December 31, 2024:

Series	Outstanding Principal as of December 31, 2024 (NIS)	Annual Interest Rate	Indexation	Secured / Convertible	Final Repayment Date
C	143,201,200	3.55%	None	N/A	June 30, 2025
D	62,000,000	1.2%	None	Convertible	December 31, 2026
E	220,000,000	6.05%	None	Secured	March 31, 2029
F	328,090,736	5.5%	None	N/A	March 31, 2030

For more information concerning our Series G Debentures, issued in February 2025, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

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

c.	The ratio of (a) our Series C Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Series C Adjusted EBITDA, to which we refer to herein as the Series C Ratio of Net Financial Debt to Series C Adjusted EBITDA, shall not be higher than 12 for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

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

As of December 31, 2024, the outstanding amount under the Series C Debentures, net of capitalized expenses, was approximately NIS 143.2 million (approximately €37.7 million).

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

c.	The ratio of (a) our Series D Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters, or our Series D Adjusted EBITDA, to which we refer to herein as the Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 14 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

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

As of December 31, 2024, the outstanding amount under the Series D Convertible Debentures, net of capitalized expenses, was approximately NIS 59.2 million (approximately €15.6 million).

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

c.	The ratio of (a) our Series E Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters, or our Series E Adjusted EBITDA, to which we refer to herein as the Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

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

As of December 31, 2024, the outstanding amount under the Series E Secured Debentures, net of capitalized expenses, was approximately NIS 218.4 million (approximately €57.7 million).

For further information concerning the Series E Deed of Trust, see “Item 10.C: Material Contracts” and the Series E Deed of Trust included as Exhibit 4.20 under “Item 19: Exhibits.”

Series F Debentures

On January 16, 2024, we issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million of our newly issued Series F Debentures, due March 31, 2030 and the Series 2 Warrants to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). In the event all of the Series 2 Warrants are exercised prior to their expiration date, we will receive additional gross proceeds of NIS 81.6 million.

The Series F Debentures are not secured by any collaterals. The Series F Debentures and the Series 2 Warrants are traded on the TASE.

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

The Series F Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event we do not meet certain financial covenants. The financial covenants are as follows:

a.	Our Series F Adjusted Balance Sheet Equity (as such term is defined in the Series F Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol Solar Plant, and interest rates), on a consolidated basis, shall not be less than €77 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €82 for purposes of the update of the annual interest provision;

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

c.	The ratio of (a) our Series F Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series F Deed of Trust), based on the aggregate four preceding quarters, or our Series F Adjusted EBITDA, to which we refer to herein as the Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

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

We issued additional Series F Debentures in private placements in April, August and November 2024. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.” Following such private placements, as of December 31, 2024, the outstanding amount under the Series F Debentures, net of capitalized expenses, was approximately NIS 306.4 million (approximately €80.7 million).

For further information concerning the Series F Deed of Trust, see “Item 10.C: Material Contracts” and the Series F Deed of Trust included as Exhibit 4.24 under “Item 19: Exhibits.”

For more information concerning our financing activities, see Note 6, Note 11 and Note 12 to our annual financial statements included elsewhere in this Report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2024	2023
	Euro in thousands
Net cash provided by operating activities	7,968	8,604
Net cash used in investing activities	(64,442)	(55,553)
Net cash provided by financing activities	42,961	54,433
Effect of exchange rate fluctuations on cash and cash equivalents	3,092	(2,387)
Increase (decrease) in cash and cash equivalents	(10,421)	5,097
Cash and cash equivalents at the beginning of the year	51,127	46,458
Cash from (used in) disposal groups classified as held-for-sale	428	(428)
Cash and cash equivalents at the end of the year	41,134	51,127

Operating activities

In the year ended December 31, 2024, we had net loss of approximately €9 million. Net cash provided by operating activities was approximately €8 million, which is mainly due to the decrease in electricity prices in Spain. In addition, during the year ended December 31, 2023, our Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to our Dutch biogas plants for 2023, these plants were entitled to low advance payments for 2024 and the payment for gas produced by the plants during 2024 is expected to be received until July 2025 and reflected accordingly in our cash flow from operations.

In the year ended December 31, 2023, we had net income of approximately €0.6 million. Net cash provided by operating activities was approximately €8.6 million, which includes increased project development costs mainly due to the advanced development of the photovoltaic portfolio in Italy, the USA and Israel.

Investing activities

Net cash used in investing activities was approximately €64.4 million in the year ended December 31, 2024, primarily attributable to investments in the development and construction of renewable energy facilities, including several Solar projects in Italy and in the USA that have undergone construction or reached “ready to build” status.

Net cash used in investing activities was approximately €55.6 million in the year ended December 31, 2023, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects and several solar projects in Italy and in the USA that have reached “ready to build” status.

Financing activities

Net cash provided by financing activities in the year ended December 31, 2024 was approximately €43 million, derived primarily from proceeds from the issuances of our Series F Debentures and proceeds from long-term loans, partially offset by repayment of Debentures and long-term loans.

Net cash provided by financing activities in the year ended December 31, 2023 was approximately €54.4 million, derived primarily from proceeds from the issuance of our Series E Debentures, proceeds from long-term loans, partially offset by repayment of Debentures and long-term loans.

For more information concerning hedging transactions undertaken in connection with financings granted at EURIBOR linked interest, in connection with our Debentures, and in connection with our exposure to changes in fair value of our other loans and borrowings, as a result of changes in the interest rates, see “Item 11: Quantitative and Qualitative Disclosures About Market Risk.”

During 2024, we issued our Series F Debentures and our Series 2 Warrants in a public offering in Israel. For more information see “General,” and “Series F Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

As of December 31, 2024, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2024, our total current assets amounted to approximately €62.8 million, of which approximately €41.1 million was in cash and cash equivalents, compared with total current liabilities of approximately €86.7 million.

As of December 31, 2023, our total current assets amounted to approximately €93.8 million, of which approximately €51.1 million was in cash and cash equivalents, compared with total current liabilities of approximately €88.6 million.

Outstanding Warrants

As of March 31, 2025, we had 1,020,000 Series 2 Warrants outstanding. Each Series 2 Warrant is exercisable into one Ordinary Share, at an exercise price of NIS 80 (subject to adjustments upon customary terms) by no later than January 5, 2028. The Series 2 Warrants are traded on the TASE.

C.	Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2022, 2023 and 2024.

D.	Trend Information

We operate in the Spanish and Italian Solar markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our five Solar Plants and the Talasol Solar Plant (of which we own 51%) in Spain, our two Solar Plants in Italy, three WtE plants in the Netherlands, our ownership of 50% of the issued and outstanding shares of Ellomay Luzon Energy, our ownership of 83.333% of the Manara PSP and through several other projects under development in Italy, USA, Spain and Israel. Our operating Solar Plants are all fully operational and connected to the relevant national grids. However, as the Ellomay Solar Plant was connected to the grid in June 2022 and our operating Italian Solar Plants were connected to the grid during 2024, our results for 2022-2024 do not reflect a full three-years of operations of such plants.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulation and from the sale of the electricity produced by our plants and on seasonality and availability of raw materials. Revenue derived from our Solar operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Spain, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. Dorad’s revenues are also dependent to an extent on regulation and seasonality.

Our business was impacted in by the increase in electricity prices during 2022 and a portion of 2023 in Europe and specifically in Spain caused by the increasing demand for electricity and by the military conflict between Russia and Ukraine, which caused an increase in natural gas prices. Our business was further impacted by the decrease in electricity prices in Spain, mainly due to the increased hydro power production during the winter. The impact of the decrease in electricity prices on our financial results was mitigated as it did not affect the portion of the electricity produced by our facilities that is subject to a PPA. The military conflict between Russia and Ukraine also contributed to a disruption in supply chains of certain materials, including materials comprising the feedstock used by our biogas facilities in the Netherlands and an increase in delivery prices, mainly due to an increase in the price of fuel. The demand for electricity is expected to continue to increase in the future, also due to the increased electricity use by computer and server farms in connection with artificial intelligence software, blockchain and crypto currencies.

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

Our financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRS), as issued by the IASB, which differ in certain significant respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

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

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 31, 2025:

Name	Age	Position with Ellomay
Ben Sheizaf(1)	67	Chairman of the Board of Directors
Ran Fridrich(2)(3)	72	Director and Chief Executive Officer
Anita Leviant(2)(4)(5)	70	Director
Ehud Gil(2)	50	Director
Daniel Vaknin(4)(5)(6)	69	Director
Dorit Ben Simon(4)(5)(6)	57	Director
Kalia Rubenbach	46	Chief Financial Officer
Ori Rosenzweig	48	Chief Investment Officer
Yehuda Saban	46	Director of Operations for Israel and EVP of Business Development

(1)	Provides active chairman services to the Company pursuant to the Active Chairman Agreement (See “Item 6.B: Compensation”).

(2)	Election supported by certain of our major shareholders pursuant to the Shareholders Agreement, dated as of March 24, 2008, between S. Nechama Investments (2008) Ltd. and Kanir Joint Investments (2005) Limited Partnership (See “Item 7.A: Major Shareholders”).

(3)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).

(4)	Independent Director pursuant to the NYSE American LLC rules.

(5)	Member of our Audit and Compensation Committees.

(6)	External Director pursuant to the Companies Law.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 18 Rothschild Boulevard, 1st floor, Tel Aviv 6688121, Israel.

Ben Sheizaf has served as a director and Chairman of the Board of Ellomay since November 25, 2024. Mr. Sheizaf, 67, is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD) and as chairman of the board of Detelix Software Technologies Ltd. Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division, CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

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

On November 25, 2024, Mr. Shlomo Nehama, our former chairman of the Board and one of our controlling shareholders, resigned from our Board of Directors and was replaced by Mr. Ben Sheizaf who was elected unanimously by our Board of Directors to serve as a member of the Board and as Chairman of the Board.

In April 2025, we and Mr. Saban agreed that his contract with the Company will terminate effective September 30, 2025.

B.	Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2024 was approximately €1 million, including an amount of approximately €0.1 million related to pension, retirement and other similar benefits. These figures do not include the compensation of Messrs. Shlomo Nehama, our former Chairman of the Board, and Ran Fridrich, our Chief Executive Officer and a member of our Board, who were both compensated pursuant to the Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and have, in connection with such agreement, waived their right to receive the compensation, including options, paid to our other directors. These fees also do not include the compensation of Mr. Sheizaf, who was appointed as our Chairman of the Board on November 25, 2024 and was compensated pursuant to an Active Chairman Agreement more fully described below.

The table below reflects the cost of employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2024. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2024.

	Salary(1)	Management/ Consulting Fees		Bonus	Share-Based Payment(2)	Total
Name and Position	(euro in thousands)
Shlomo Nehama, Former Chairman of the Board	-	346	(3)	-	-	346	(3)
Ran Fridrich, CEO and Director	-	502	(3)	-	-	502	(3)
Yehuda Saban, Director of Operations for Israel and EVP of Business Development	-	227		-	25	252
Kalia Rubenbach, Chief Financial Officer	276	-		-	25	301
Ori Rosenzweig, Chief Investment Officer	271	-		-	25	296

1.	Salary and related benefits are paid to our executive officers in NIS. Salary as reported herein includes the recipient’s gross salary plus payment of social and other benefits made by us to or on behalf of the recipient. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for education funds, pension funds, managers’ insurance, severance, risk insurances (e.g., life, or work disability insurance), social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.

2.	Represents the share-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2024, based on the Share-based Compensation fair value, calculated in accordance with accounting guidance for share-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 16 to our annual financial statements.

3.	Such amounts were paid pursuant to the terms of the Management Services Agreement, for Mr. Nehama until November 25, 2024, the date of his resignation from our Board of Directors and for Mr. Fridrich for the entire year. For additional information, see “Management Services Agreement” below.

For more information concerning option grants to office holders see “Item 6.E: Share Ownership.”

Management Services Agreement

As our annual shareholders meeting held on August 12, 2021, or the 2021 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, or the Management Services Agreement, effective July 1, 2021, which provided, among other things, for the payment of NIS 1.386 million (approximately €0.365 million) per year to Meisaf Blue & White Holdings Ltd., a private company controlled by Shlomo Nehama, or Meisaf, in consideration for the services provided by Meisaf, including the service of Mr. Nehama as our Chairman of the Board in no less than a 77% position and the payment of NIS 1.8 million (approximately €0.474 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as our Chief Executive Officer and a director.

At our annual shareholders meeting held on July 25, 2024, or the 2024 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, the extension of the Management Services Agreement through June 30, 2027 and the update of the management fees based on indexation to the Israeli CPI to an annual payment of approximately NIS 1.5413 million (approximately €0.406 million) to Meisaf and approximately NIS 2 million (approximately €0.527 million) to Kanir and Keystone.

On November 25, 2024, Mr. Shlomo Nehama resigned his position as Chairman of the Board and the Management Services Agreement was immediately terminated pursuant to its terms with respect to Meisaf.

For more information see “Item 7.B: Related Party Transactions.”

Active Chairman Agreement

On November 25, 2024, Mr. Ben Sheizaf was appointed as a Board member and the Chairman of our Board of Directors. At an extraordinary meeting of the Company’s shareholders held on January 30, 2025, our shareholders approved, following the approval of the Compensation Committee and out Board of Directors, the execution of an Active Chairman Agreement with Mr. Sheizaf, effective November 25, 2024. Pursuant to the Active Chairman Agreement, Mr. Sheizaf is entitled to receive an annual fee of NIS 1.2 million (approximately €0.316 million) for his services as an active Chairman at a 60% position, paid on a quarterly basis and updated based on changes in the Israeli CPI on December 1 of each year commencing December 1, 2025.

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Anita Leviant, Daniel Vaknin, Dorit Ben Simon and Ehud Gil) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 69,880 (approximately €18,407) and an attendance fee of NIS 2,545 (approximately €670) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

Each of these non-executive directors also receives an annual grant of options to purchase 1,000 ordinary shares under the terms and conditions set forth in our 1998 Share Option Plan for Non-Employee Directors, or the 1998 Plan. The 1998 Plan provides for grants of options to purchase ordinary shares to our non-employee directors. The 1998 Plan, as amended, is administered, subject to Board approval, by the Compensation Committee and our Board. An aggregate amount of not more than 75,000 ordinary shares was initially reserved for grants under the 1998 Plan. The term of the 1998 Plan has been extended to December 8, 2028, unless earlier terminated by our Board.

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

At our annual general meeting of shareholders held on December 11, 2023, or the 2023 Shareholders Meeting, our shareholders approved our amended compensation policy, or the Compensation Policy.

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2024 Shareholders Meeting), was held on July 25, 2024. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

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

Our Board further determined that at least two directors out of the whole Board shall be required to have accounting and financial expertise pursuant to the requirements of the Companies Law and previously determined that Ben Sheizaf shall be designated as an accounting and financial expert as well.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Daniel Vaknin, who is also the chairman of the Audit Committee, Dorit Ben Simon and Anita Leviant. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2024, our Audit Committee met at least once each quarter.

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

The Companies Law provides that an audit committee that meets the criteria for the composition of a compensation committee, such as our Audit Committee, can also act as the compensation committee.

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

At our annual shareholders meeting held on June 21, 2018, or the 2018 Shareholders Meeting, our shareholders authorized us to revise the indemnification, insurance and exemption provisions of our Articles and further authorized us, following the approval of our Compensation Committee and Board of Directors, to provide amended indemnification undertakings and exemption to each of our current and future office holders. At our shareholders’ meeting held on December 17, 2020, our shareholders approved, with the requisite special majority, the grant of an indemnification undertaking to Mr. Ehud Gil as a relative of a controlling shareholder. At our 2024 Shareholders Meeting, our shareholders approved, with the requisite special majority, the grant and extension of indemnification undertakings to our office holders who may be deemed to be “controlling shareholders” (at the time Messrs. Nehama and Fridrich).

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

Internal Auditor

Under the Companies Law, our Board is required to appoint an internal auditor proposed by the Audit Committee. The role of the internal auditor is to examine, among other things, whether our activities comply with the law and orderly business procedure. The internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of our independent auditor firm. The Companies Law defines the term “interested party” to include a person who holds 5% or more of the company’s outstanding share capital or voting rights, a person who has the right to appoint one or more directors or the general manager, or any person who serves as a director or as the general manager. Pursuant to our Articles, our Audit Committee reviews and approves the work program of our internal auditor. During 2024, our internal auditor was replaced and currently Mr. Adi Yarimi of Chaikin Cohen Rubin & Co., an Israeli accounting firm, serves as our internal auditor.

D.	Employees

As of December 31, 2024 we had 26 employees, as of December 31, 2023 we had 26 employees and as of December 31, 2022 we had 25 employees. As of December 31, 2024, 12 employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager, was located in Spain, 2 employees, serving as project managers and another employee serving as accounting manager, were located in Italy, 9 employees are located in the Netherlands, all engaged in the administration and operation of our WtE plants.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2025, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held (1)	Percent of Class
Ben Sheizaf	-	-
Ran Fridrich(2)(3)	2,605,845	20.3%
Ehud Gil(4)	3,666	*
Anita Leviant(4)	6,000	*
Daniel Vaknin(4)	3,583	*
Dorit Ben Simon(4)	616	*
Kalia Rubenbach	9,000	*
Ori Rosenzweig	9,000	*
Yehuda Saban	9,000	*
All directors and executive officers as a group	2,646,710	20.5%

*	Less than one percent of the outstanding ordinary shares. See additional details below.

1.	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2025 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 12,852,585 ordinary shares outstanding as of March 31, 2025. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

2.	The 2,605,845 ordinary shares beneficially owned by Mr. Fridrich consist of ordinary shares held by Kanir, which constitute approximately 20.3% of our outstanding share capital. Mr. Fridrich is one of two board members and a shareholder of Kanir Investments Ltd., or Kanir Ltd., the general partner in Kanir, and by virtue of his position with Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Fridrich disclaims beneficial ownership of the shares held by Kanir, except to the extent of his pecuniary interest therein, if any.

3.	According to information provided by the holders, Mr. Shlomo Nehama, our former Chairman of the Board, beneficially owns 3,588,577 ordinary shares as follows: (i) 3,123,604 ordinary shares held by Nechama Investments, an Israeli company, which constitute approximately 24.3% of our outstanding ordinary shares, and (ii) 464,973 ordinary shares held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares beneficially owned by Nechama Investments, which constitute (together with the shares held directly by him) approximately 27.9% of our outstanding ordinary shares. By virtue of the 2008 Shareholders Agreement between Nechama Investments and Kanir (see “Item 7.A: Major Shareholders”), Mr. Nehama, Nechama Investments, Kanir and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares. Mr. Nehama and Nechama Investments both disclaim beneficial ownership of the ordinary shares beneficially owned by Kanir and Kanir Ltd., Kanir and Mr. Fridrich disclaim beneficial ownership of the shares held by Nechama Investments.

4.	(i) Ehud Gil holds currently exercisable options to purchase 3,666 ordinary shares with expiration dates ranging from December 17, 2030 to August 1, 2033 and exercise prices per share ranging between $16.11 - $34.44, (ii) Anita Leviant holds currently exercisable options to purchase 6,000 ordinary shares with expiration dates ranging from August 1, 2028 to August 1, 2033 and exercise prices per share ranging between $8.95 - $28.5, (iii) Daniel Vaknin holds currently exercisable options to purchase 3,583 ordinary shares with expiration dates ranging between December 30, 2030 and August 1, 2033 and exercise prices per share ranging between $16.11 - $34.3 and (iv) Dorit Ben Simon holds currently exercisable options to purchase 616 ordinary shares with an expiration date of December 20, 2033 and an exercise price per share of $15.19.

Our directors currently hold, in the aggregate, options to purchase 17,865 ordinary shares. The options have a weighted average exercise price of approximately $22.82 per share and have expiration dates until 2034. During the years ended December 31, 2022, 2023 and 2024, each of Anita Leviant, Ehud Gil and Daniel Vaknin, members of our Board, was granted options to purchase 1,000 shares (on August 1 of each of such years) under the 1998 Plan. Dorit Ben Simon, an external director, was granted options to purchase 616 shares upon her appointment as external director (calculated based on the date of her appointment as a member of our Board) and an additional grant of options to purchase 1,000 ordinary shares on August 1, 2024. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 13,865 ordinary shares are currently exercisable and options to purchase 4,000 ordinary shares will become exercisable on August 1, 2025.

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

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2024, December 31, 2024 and March 31, 2025, there were 18,051, 19,551 and 19,551 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 31, 2025, there were options to purchase 34,645 ordinary shares outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2024, December 31, 2024 and March 31, 2025, was 547,206.

F.	Disclosure of a Registrant’s action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7:	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2025, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,632,040	12.7%
Clal Insurance Enterprises Holdings Ltd.(7)	1,568,669	12.2%
The Phoenix Holdings Ltd.(8)	1,306,161	10.2%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2025 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,852,585 ordinary shares outstanding as of March 31, 2025. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)	The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)	Kanir is an Israeli limited partnership. Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer and Ms. Anat Raphael, the sister of Mr. Ehud Gil, who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, Ms. Raphael is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, approximately 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)	By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Ms. Raphael and Mr. Fridrich may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.7% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and taking into account the shares directly held by the estate of Mr. Raphael, the estate may be deemed to own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)	The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich, Ms. Raphael and the estate of Mr. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)	Based on a Schedule 13G/A submitted on January 31, 2024 reporting holdings as of December 31, 2023 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 1,036,767 ordinary shares, which constitute approximately 8.1% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 595,273 ordinary shares, which constitute approximately 4.6% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)	Based on a Schedule 13G/A submitted on February 14, 2024 reporting holdings as of December 31, 2023 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 85,829 ordinary shares, including 56,115 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account and (ii) 1,482,840 ordinary shares that are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its account.

(8)	Based on a Schedule 13G/A submitted on February 10, 2025 by The Phoenix Holdings Ltd., or Phoenix. Based on the Schedule 13G/A, the 1,306,161 ordinary shares reported as beneficially owned by Phoenix consist of: (i) 35,893 ordinary shares held by The Phoenix Investments House – trust funds, (ii) 119,953 ordinary shares held by The Phoenix nostro accounts, (iii) 1,113,075 ordinary shares held by Partnership for Israeli Shares and (iv) 37,240 ordinary shares held by Partnership for investing in shares indexes. As noted in the Schedule 13G/A, the Phoenix entities that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

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

On December 26, 2023, Phoenix submitted an amendment to its Schedule 13G indicating that it holds 700,802 ordinary shares, constituting approximately 5.5% of our outstanding ordinary shares, and on February 10, 2025 Phoenix submitted an amendment to its Schedule 13G indicating that it holds 1,306,161 ordinary shares, constituting approximately 10.2% of our outstanding ordinary shares.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2025, there were 27 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 52.6% of our outstanding ordinary shares (including approximately 52.5% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.

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

Registration Rights

We previously executed various registration rights agreements with certain entities and individuals, including former controlling shareholders, in connection with private placements of our securities. Registration rights with respect to a majority of the ordinary shares held by our current controlling shareholders were assigned from certain holders of such registration rights to our controlling shareholders, subject to the undertaking of the assignees to be bound by and subject to the terms and conditions of the registration rights agreement. In September 2014, we received a demand for registration from several shareholders, including our controlling shareholders, and filed a registration statement on Form F-3 with covering the resale of 6,421,545, currently approximately 50% of our ordinary shares, which became effective on November 17, 2014. In June 2020 and January 2025, we received additional demands to maintain the registration statement effective pursuant to the terms of the registration rights agreement dated September 12, 2005. The registration of the shares included in this registration statement enable our controlling shareholders to sell a significant portion of our ordinary shares without restrictions, which could result in a change of control of Ellomay or in us ceasing to be a “controlled company” for purposes of the NYSE American LLC rules. For more information see “Item 16.G: Corporate Governance.”

B.	Related Party Transactions

Management Services Agreement

At our 2021 Shareholders Meeting, our shareholders approved the execution of the Management Services Agreement, among us, Kanir, Keystone and Meisaf, following the approvals of our Audit and Compensation Committee and our Board of Directors, effective July 1, 2021, replacing a prior management services agreement that was in effect since March 31, 2008.

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

At our 2024 Shareholders Meeting, our shareholders, following the approval of our Audit Committee and Board of Directors, approved: (i) the update of the management fees based on indexation to the Israeli CPI to an annual payment of approximately NIS 1.5413 million (approximately €0.406million) to Meisaf and approximately NIS 2 million (approximately €0.527 million) to Kanir and Keystone and (ii) the extension of the Management Services Agreement through June 30, 2027.

On November 25, 2024, Mr. Shlomo Nehama resigned his position as Chairman of the Board and the Management Services Agreement was immediately terminated pursuant to its terms with respect to Meisaf.

For further information concerning the Management Services Agreement and an Active Chairman Agreement executed with Mr. Ben Sheizaf, our Chairman of the Board, see “Item 6.B: Compensation,” “Item 10.C: Material Contracts” and the Management Services Agreement and Active Chairman Agreement included as Exhibit 4.18 and Exhibit 4.25, respectively, under “Item 19: Exhibits.”

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

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we were and are involved in various legal proceedings in connection with our holdings in Ellomay Luzon Energy and indirect holdings in Dorad. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant” and Note 6 to our annual financial statements included elsewhere in this Report.

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the deeds of trust governing our Debentures. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past. We did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2022-2024.

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

Except as otherwise disclosed in this Report, no significant changes have occurred since December 31, 2024.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

Our ordinary shares are listed on the NYSE American LLC and the TASE under the symbol “ELLO.”

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are listed on the NYSE American LLC under the trading symbol “ELLO” and are listed for trading on the Tel Aviv Stock Exchange under the symbol “ELLO.”

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

Annual and Extraordinary Meetings of our Shareholders

Pursuant to the Companies Law, an annual meeting of shareholders must be held once in every calendar year at such time (within a period of not more than fifteen months after the preceding annual meeting) and at such place as may be determined by the board of directors. The board of directors may, at any time, convene extraordinary general meetings of shareholders, and shall be obligated to do so upon receipt of a requisition in writing from any of the following: (i) two directors or one quarter of the directors holding office; (ii) one or more shareholders holding at least 10% of the issued capital and at least 1% of the voting rights in the Company; or (iii) one or more shareholders holding at least 10% of the voting rights in the Company. A requisition must detail the objects for which the meeting must be convened and shall be signed by the persons requisitioning it and sent to our registered office. When the board of directors is required to convene a special meeting, it shall do so within 21 days of the requisition being submitted. In the event the board of directors does not convene the extraordinary meeting despite the receipt of a valid requisition, the persons requisitioning the meeting may convene the meeting themselves, provided that such meeting shall not be held more than three months following the delivery of the requisition and will be convened, to the extent possible, in the same manner as general meetings are convened by the board of directors.

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

Deeds of Trust governing our Debentures

For a description of our debt agreements, including the Deed of Trusts governing our Series C Debentures, Series D Convertible Debentures, Series E Secured Debentures and Series F Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources” and for a description of the Deed of Trust governing our Series G Debentures see “Item 4.A: History and Development of Ellomay; Recent Developments.”

The aforementioned descriptions of the Deeds of Trust governing our Debentures are only summaries and do not purport to be complete and is qualified by reference to the convenience translation of such Deeds of Trust filed by us as Exhibits 4.15, 4.17, 4.20, 4.24 and 4.26 under “Item 19: Exhibits.”

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

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets by a non-resident of Israel if those assets (i) are located in Israel, (ii) are shares or a right to shares in an Israeli resident corporation, (iii) represent, directly or indirectly, rights to assets located in Israel, or (iv) are a right in a foreign resident corporation, which in its essence is the owner of a direct or indirect right to property located in Israel (with respect to the portion of the gain attributed to the property located in Israel), unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale Inflationary surplus is currently not subject to tax in Israel. The real capital gain is the excess of the total capital gain over the inflationary surplus.

Taxation of Israeli Residents

The tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is the marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but up to 25% for Israeli individuals, and the real capital gain shall be deemed the highest bracket of the individual’s taxable income, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%, until the promulgation of regulations setting forth the rules and conditions for deduction of real interest and linkage differentials pursuant to Section 101A(a)(9) and 101A(b) of the Israeli Income Tax Ordinance. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. However, different tax rates may apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering. Israeli companies are subject to the corporate tax rate as specified in Section 126 of the Israeli Income Tax Ordinance on real capital gains derived from the sale of shares.

An Israeli resident corporation that derives capital gains from the sale of shares or warrants in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate (currently of 23%). Certain Israeli institutions that are exempt from tax under section 9(2) or section 129(C)(a)(1) of the Israeli Income Tax Ordinance (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the securities.

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

Taxation on Dividends paid to a Shareholder

Taxation of Israeli Residents

Individuals who are Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 25%, unless the recipient is a “significant” shareholder (as defined above) at any time during the 12-month period preceding the distribution, in which case the applicable tax rate is 30%. The company distributing the dividend is required to withhold tax at the rate of 25% (a different rate may apply to dividends paid on shares deriving from the exercise of stock options or other equity-based awards granted as compensation to employees or office holders of the company) or 30%, as applicable. For companies that are Israeli residents, dividends from another Israeli company will generally be exempt from tax, unless the source of such dividends is located outside of Israel, in which case tax will generally apply at the rate set forth in Section 126 of the Israeli Income Tax Ordinance. An exempt trust fund, pension fund or other entity that is exempt from tax under section 9(2) or section 129C(a)(1) of the Israeli Income Tax Ordinance is exempt from tax on a dividend.

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

Surtax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income, including, but not limited to, income derived from dividends, interest and capital gains, exceeding a certain threshold (currently NIS 721,560 for years 2024 through 2027, which amount will be updated annually starting January 1, 2028, based on the change in the Israeli consumer price index), or the Threshold Amount. An additional 2% tax applies to “capital income” earned as of January 1, 2025 (including capital gains, dividends, and interest) exceeding the Threshold Amount.

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

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012. Since PFIC shares are subject to the PFIC rules even in future years in which we are no longer a PFIC, our ordinary shares will be PFIC shares with respect to any U.S. Holder that held our ordinary shares in 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC with respect to U.S. holders that initially acquired our ordinary shares in 2013 through 2024. However, because the determination of whether we are, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to various interpretations, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years.

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

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (http://www.ellomay.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Report.

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

We hold cash and cash equivalents, short-term deposits and restricted cash in various currencies, including euro, NIS and USD. Our holdings in our European operating plants and projects under development are denominated in euro, our holdings in projects under development in the USA are denominated in USD and our holdings in the Israeli projects under development and indirect holdings in Dorad are denominated in NIS. The financing we have in connection with our Spanish Solar Plants, the Dutch WtE plants and the Talasol Solar Plant is denominated in euro and the financing we have in connection with our Spanish Solar Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Manara PSP are denominated in NIS.

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

For more information concerning hedging transactions, including a sensitivity analysis, see “Item 5.B: Liquidity and Capital Resources” and Note 21 to our financial statements included elsewhere in this Report.

We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Debentures and Series 2 Warrants see “Item 4.A: History and Development of Ellomay; Recent Developments,” “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources” and “Item 10.C: Material Contracts”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used the criteria in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2024, our internal control over financial reporting is effective based on those criteria.

(c) Attestation Report of the Registered Public Accounting Firm

Our independent registered accounting firm, Somekh Chaikin, a member firm of KPMG International, has issued an audit report on the effectiveness of our internal control over financial reporting. The report is included in our audited consolidated financial statements set forth in “Item 18 - Financial Statements.”

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2024	2023
	(Euro in thousands)
Audit Fees(1)	534	491
Audit-Related Fees(2)	55	94
Tax Fees(3)	71	50
Total	660	635

1.	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

2.	Including professional services related to due diligence investigations.
3.	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services and tax planning performed during the fiscal year.

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

ITEM 16H: Mine Safety Disclosure

Not Applicable.

ITEM 16I: Disclosure regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 16J: Insider Trading Policies

We adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by directors, senior management and employees that we believe is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the Company. Our insider trading policy is filed as an exhibit to this Report.

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

Governance

Our board of directors has overall responsibility for risk oversight, with its committees assisting the board in performing this function based on their respective areas of expertise. With the assistance of the audit committee, our board of directors oversees our cybersecurity and ensures that we adequately address and mitigate the evolving cybersecurity threats we face. Our management team, including our external Information Technologies service provider, are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our external Information Technologies service provider has over twenty-five years’ experience in information technology systems, structure and support and over ten years’ experience in information security, and are experienced in overseeing implementation, certification and compliance processes of international standards of information security such as ISO27001, TiSAX, etc.

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

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-105 of this Report.

The audited financial statements of Dorad Energy Ltd. for the year ended December 31, 2024 are included in pages FD-1 – FD-58 of this Report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through June 9, 2011*(1)
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through June 21, 2018(2)
2.1	Specimen Certificate for ordinary shares(3)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act(4)
4.1	1998 Share Option Plan for Non-Employee Directors(4)
4.2	2000 Stock Option Plan(4)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(5)
4.5	Directors and Officers Compensation Policy, adopted on December 11, 2023(6)
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(7)
4.7	Investment Agreement, among U. Dori Group Ltd., (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.) and Ellomay Clean Energy Ltd., dated November 25, 2010 (summary of Hebrew version)(8)*
4.8	Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.), dated November 25, 2010 (summary of Hebrew version)(8)*
4.9	Rinconada II Building Right Agreement (summary of Spanish version)(3)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(10)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(10)*
4.13	Talmei Yosef Lease Agreement (summary of Hebrew version)(11)*
4.14	Talasol Lease Agreements (summary of Spanish versions)(4)*
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series C Debentures, dated July 15, 2019, as amended on June 6, 2022 (translation of Hebrew version) (12)*
4.16	Ellomay Solar Lease Agreement (summary of Spanish version)(13)*
4.17	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)(13)*

Number	Description
4.18	Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(14)
4.19	Manara Lease and Development Agreements (summary of Hebrew version)(15)*
4.20	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated January 30, 2023 (translation of Hebrew version)(16)*
4.21	Italian Subsidiaries’ Surface Rights Agreements (summary of Italian version)*
4.22	Land Lease and Solar Easement between Jordan Hunter Latham and Malakoff Solar Holdings, LLC, dated April 17, 2023(17)
4.23	Form of Land Lease and Solar Easement in connection with certain USA Solar projects(17)
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series F Debentures, dated January 14, 2024 (translation of Hebrew version)(17)*
4.25	Active Chairman Agreement between the Company and Mr. Ben Sheizaf, dated January 30, 2025(18)
4.26	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series G Debentures, dated February 12, 2025 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the Dorad Financial Statements
97.1	Ellomay Capital Ltd. Dodd-Frank Clawback Policy(17)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	The original language version is on file with the Registrant and is available upon request.

**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2018 and incorporated by reference herein.

(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.

(4)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

(5)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.

(6)	included in the Registrant’s Form 6-K dated November 2, 2023 and incorporated by reference herein.

(7)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.

(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.

(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(11)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2017 and incorporated by reference herein.

(12)	Included in the Registrant’s Form 6-K dated June 8, 2022 and incorporated by reference herein.

(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.

(14)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.

(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

(16)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

(17)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

(18)	Included in the Registrant’s Form 6-K dated December 23, 2024 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 30, 2025

Ellomay Capital Ltd. and its
Subsidiaries

Consolidated Financial
Statements
As at December 31, 2024

Consolidated Financial Statements as at December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ellomay Capital Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2024, have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in Note 3B of the notes to the consolidated financial statements.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of two biogas plants in the Netherlands

As discussed in Notes 3F and 6D.1 to the consolidated financial statements, non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value in use. In assessing the value in use, the estimated future cash flows are discounted using a discount rate that reflects the assessments of market participants regarding the time value of money and the risks specific to the asset. As of December 31, 2024, non-financial assets were comprised mainly of fixed assets that had a carrying amount of €482,747 thousand, a portion of which related to two biogas plants in the Netherlands. At December 31, 2024, the Company assessed the value in use of the two biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2024. The examination was conducted based on projected discounted cash flows, which included key assumptions related to forecasted prices of feedstock and the discount rate.

We identified the evaluation of the impairment assessment of the two biogas plants in the Netherlands as a critical audit matter. Assessing the key assumptions used to determine the value in use of such biogas plants, specifically the forecasted prices of feedstock and the Company’s discount rate, involved a high degree of subjective auditor judgment. Changes to these assumptions could have had a significant effect on the Company’s assessment of the value in use of these biogas plants.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included controls related to the key assumptions described above used in the determination of value in use of the two biogas plants in the Netherlands. We assessed the Company’s assumptions related to forecasted prices of feedstock through a combination of inquiry of finance and operations personnel, comparison to the Company’s business plans, comparison of forecasted prices of feedstock to actual recent prices and performing a sensitivity analysis over the forecasted prices to assess the impact of changes in those assumptions on the value in use. We compared the actual cash flow for the two biogas plants in the current year to the amount originally forecasted, in order to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate by comparing it to a discount rate that was independently developed using current market conditions in the relevant energy sector based on third-party market data for comparable entities.

Valuation of the Talasol power purchase agreement

As discussed in Notes 21E(3) and 21F(3) to the consolidated financial statements, in order to manage its exposure to changes in electricity prices, the Company hedged approximately 80% of Talasol Solar Plant’s output through a financial power swap for a period of the power purchase agreement (Talasol PPA). The fair value of the Talasol PPA is measured by discounting the future fixed and assessed cash flows over the period of the contract and is based on certain assumptions, including electricity future prices projections. The valuation technique for assessing electricity future prices projections takes into consideration unobservable market data and complex pricing models. As of December 31, 2024, the Company reported current maturities of derivatives liabilities and non-current derivatives assets of €1,875 thousand and €15,974 thousand, respectively, which included the financial power swap related to the Talasol PPA.

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

/s/ Somekh Chaikin

Somekh Chaikin

Member Firm of KPMG International

We have served as the Company’s auditor since 2011

Tel Aviv, Israel

April 30, 2025

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Financial Position

		December 31,	December 31,	December 31,
		2024	2023	2024
				Convenience Translation
	Note	€ in thousands		into US$ in thousands (Note 3B)
Assets
Current assets
Cash and cash equivalents	4	41,134	51,127	42,819
Short-term deposits	5	-	997	-
Restricted cash	5	656	810	683
Intangible asset from green certificates		178	553	185
Trade and Revenue Receivables	7	5,393	1,218	5,614
Other receivables	7	15,341	10,499	15,969
Derivatives asset ST		146	275	152
Assets of disposal groups classified as held for sale	23	-	28,297	-
		62,848	93,776	65,422
Non-current assets
Investment in equity accounted investee	6	41,324	31,772	43,017
Advances on account of investments	6	547	898	569
Fixed assets	8	482,747	407,982	502,523
Right-of-use asset	14	34,315	30,967	35,721
Restricted cash and deposits	5	17,052	17,386	17,751
Deferred tax	19	9,039	8,677	9,409
Long-term receivables	7	13,411	10,446	13,960
Derivatives	21	15,974	10,948	16,628
		614,409	519,076	639,578
Total assets		677,257	612,852	705,000
Liabilities and Equity
Current liabilities
Current maturities and short term bank loans	10	21,316	9,784	22,189
Current maturities of other long-term loans	10	5,866	5,000	6,107
Current maturities of debentures	12	35,706	35,200	37,169
Trade payables		8,856	5,249	9,220
Other payables	9	10,896	10,859	11,342
Current maturities of derivatives	21	1,875	4,643	1,952
Current maturities of lease liabilities	14	714	700	743
Liabilities of disposal groups classified as held for sale	23	-	17,142	-
Warrants	12B	1,446	*84	1,505
		86,675	88,661	90,227
Non-current liabilities
Long-term lease liabilities	14	25,324	23,680	26,361
Long-term bank loans	11	245,866	237,781	255,938
Other long-term loans	11	30,448	29,373	31,695
Debentures	12	155,823	104,887	162,206
Deferred tax	19	2,609	2,516	2,716
Other long-term liabilities	13	939	*855	977
Derivatives	21	288	-	300
		461,297	399,092	480,193
Total liabilities		547,972	487,753	570,420

Equity
Share capital		25,613	25,613	26,662
Share premium		86,271	86,159	89,805
Treasury shares		(1,736)	(1,736)	(1,807)
Transaction reserve with non-controlling Interests		5,697	5,697	5,930
Reserves		14,338	4,299	14,925
Accumulated deficit		(11,561)	(5,037)	(12,035)
Total equity attributed to shareholders of the Company		118,622	114,995	123,480
Non-Controlling Interest		10,663	10,104	11,100
Total equity		129,285	125,099	134,580
Total liabilities and equity		677,257	612,852	705,000

*	Reclassified – See Note 2F.

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31,
		2024	2023	2022	2024
	Note	€ in thousands (except per share amounts)			Convenience translation into US$ (Note 3B)

Revenues	18	40,467	48,834	52,241	42,125
Operating expenses	18	(19,803)	(22,861)	(23,671)	(20,614)
Depreciation and amortization expenses	18	(15,887)	(16,012)	(15,580)	(16,538)
Gross profit		4,777	9,961	12,990	4,973

Project development costs		(4,101)	(4,465)	(3,784)	(4,269)
General and administrative expenses	18	(6,063)	(5,283)	(5,855)	(6,311)
Share of profits of equity accounted investee	6	11,062	4,320	1,206	11,515
Other Income (expenses)	6D	3,409	-	-	3,549
Operating profit		9,084	4,533	4,557	9,457

Financing income	18	2,495	8,747	6,443	2,597
Financing income (expenses) in connection with derivatives and warrants, net	18	1,140	251	605	1,187
Financing expenses	18	(23,286)	(12,555)	(10,524)	(24,240)
Financing expenses, net		(19,651)	(3,557)	(3,476)	(20,456)
Profit (loss) before taxes on income		(10,567)	976	1,081	(10,999)
Tax benefit (Taxes on income)	19	1,424	1,436	(1,652)	1,482
Profit (loss) from continuing operations		(9,143)	2,412	(571)	(9,517)
Profit (loss) from discontinued operation (net of tax)		137	(1,787)	711	143
Profit (loss) for the year		(9,006)	625	140	(9,374)
Profit (loss) attributable to:
Owners of the Company		(6,524)	2,219	(357)	(6,791)
Non-controlling interests		(2,482)	(1,594)	497	(2,583)
Profit (loss) for the year		(9,006)	625	140	(9,374)
Other comprehensive income (loss) items after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		8,007	(7,949)	(7,829)	8,335
Foreign currency translation differences for foreign operations that were recognized in profit or loss		255	-	-	265
Effective portion of change in fair value of cash flow hedges		5,631	39,431	(65,542)	5,861
Net change in fair value of cash flow hedges transferred to profit or loss		(813)	9,794	38,080	(846)
Total other comprehensive income (loss)		13,080	41,276	(35,291)	13,615
Total other comprehensive income (loss) attributable to:
Owners of the Company		10,039	16,931	(19,920)	10,450
Non-controlling interests		3,041	24,345	(15,371)	3,165
Total other comprehensive income (loss)		13,080	41,276	(35,291)	13,615

Total comprehensive income (loss) for the year		4,074	41,901	(35,151)	4,241
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		3,515	19,150	(20,277)	3,659
Non-controlling interests		559	22,751	(14,874)	582
Total comprehensive income (loss) for the year		4,074	41,901	(35,151)	4,241

Basic net earning (loss) per share		(0.51)	0.17	(0.03)	(0.53)
Diluted net earning (loss) per share		(0.51)	0.17	(0.03)	(0.53)
Basic profit (loss) per share from continuing operations		(0.52)	0.31	(0.08)	(0.54)
Diluted profit (loss) per share from continuing operations		(0.52)	0.31	(0.08)	(0.54)
Basic profit (loss) per share from discontinued operation		0.01	(0.14)	0.05	0.01
Diluted profit (loss) per share from discontinued operation		0.01	(0.14)	0.05	0.01

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2024:
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Loss for the year	-	-	(6,524)	-	-	-	-	(6,524)	(2,482)	(9,006)
Other comprehensive income for the year	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the year	-	-	(6,524)	-	8,061	1,978	-	3,515	559	4,074
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285

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

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share	Share	Retained earnings (accumulated	Treasury	Translation reserve from foreign	Hedging	Transaction reserve with non-controlling		Non- controlling	Total
	capital	premium	deficit)	shares	operations	reserve	interests	Total	interests	Equity
	€ in thousands
For the year ended December 31, 2022:
Balance as at January 1, 2022	25,605	85,883	(6,899)	(1,736)	15,365	(8,077)	5,697	115,838	(1,731)	114,107
Profit (loss) for the year	-	-	(357)	-	-	-	-	(357)	497	140
Other comprehensive income for the year	-	-	-	-	(7,395)	(12,525)	-	(19,920)	(15,371)	(35,291)
Total comprehensive income (loss) for the year	-	-	(357)	-	(7,395)	(12,525)	-	(20,277)	(14,874)	(35,151)
Transactions with owners of the Company, recognized directly in equity:
Issuance of Capital note to non-controlling interest	-	-	-	-	-	-	-	-	3,958	3,958
Options exercise	8	28	-	-	-	-	-	36	-	36
Share-based payments	-	127	-	-	-	-	-	127	-	127
Balance as at December 31, 2022	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (Note 3B)
For the year ended December 31, 2024:
Balance as at January 1, 2023	26,662	89,688	(5,244)	(1,807)	401	4,074	5,930	119,704	10,518	130,222
Loss for the year	-	-	(6,791)	-	-	-	-	(6,791)	(2,583)	(9,374)
Other comprehensive income for the year	-	-	-	-	8,391	2,059	-	10,450	3,165	13,615
Total comprehensive income for the year	-	-	(6,791)	-	8,391	2,059	-	3,659	582	4,241
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	117	-	-	-	-	-	117	-	117
Balance as at December 31, 2024	26,662	89,805	(12,035)	(1,807)	8,792	6,133	5,930	123,480	11,100	134,580

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

	For the year ended December 31
	2024	2023	2022	2024
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from operating activities

Profit (loss) for the year	(9,006)	625	140	(9,374)

Adjustments for:

Financing expenses, net	19,247	3,034	2,466	20,035
Profit from settlement of derivatives contract	316	-	-	329
Impairment losses on assets of disposal groups classified as held-for-sale	405	2,565	-	422
Depreciation and amortization	15,935	16,473	16,092	16,588
Share-based payment transactions	112	121	127	117
Share of profits of equity accounted investees	(11,062)	(4,320)	(1,206)	(11,515)
Change in trade receivables and other receivables	(8,824)	(302)	724	(9,185)
Change in other assets	3,770	(681)	(209)	3,924
Change in receivables from concessions project	793	1,778	(521)	825
Change in trade payables	(31)	(45)	1,697	(32)
Change in other payables	4,455	(2,235)	3,807	4,637
Income tax expense (tax benefit)	(1,429)	(1,852)	2,103	(1,487)
Income taxes paid	623	(912)	(6,337)	649
Repayment of interest on loan from an equity accounted investee	-	1,501	-	-
Interest received	2,537	2,936	1,896	2,641
Interest paid	(9,873)	(10,082)	(9,459)	(10,277)
	16,974	7,979	11,180	17,671

Net cash provided by operating activities	7,968	8,604	11,320	8,297

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows (cont’d)

	For the year ended December 31,
	2024	2023	2022	2024
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(72,922)	(58,848)	(46,644)	(75,909)
Interest paid capitalized to fixed assets	(2,515)	(2,283)	(1,966)	(2,618)
Proceeds from sale of investments	9,267	-	-	9,647
Repayment of loan to an equity accounted investee	-	1,324	149	-
Loan to an equity accounted investee	-	(128)	(128)	-
Advances on account of investments	(163)	(421)	(774)	(170)
Proceeds from advances on account of investments in process	514	2,218	-	535
Proceeds from sales of (investment in) marketable securities	-	2,837	(1,062)	-
Investment in settlement of derivatives, net	(316)	-	(528)	(329)
Proceed from (investment in) restricted cash, net	689	840	(4,873)	717
Proceeds from (investment in) short term deposit	1,004	(1,092)	27,645	1,045

Net cash used in investing activities	(64,442)	(55,553)	(28,181)	(67,082)

Cash flows from financing activities:

Proceeds from exercise of options	-	-	36	-
Cost associated with long-term loans	(2,567)	(1,877)	(9,988)	(2,672)
Payment of principal of lease liabilities	(2,941)	(1,156)	(5,703)	(3,061)
Proceeds from long-term loans	19,482	32,157	215,170	20,280
Repayment of long-term loans	(11,776)	(12,736)	(153,751)	(12,258)
Repayment of Debentures	(35,845)	(17,763)	(19,764)	(37,313)
Repayment of SWAP instrument associated with long term loans	-	-	(3,290)	-
Proceed from settlement of derivatives, net	-	-	3,800	-
Proceeds from issuance of Debentures, net	74,159	55,808	-	77,197
Proceeds from issuance of warrants	2,449	-	-	2,549
Net cash provided by financing activities	42,961	54,433	26,510	44,722

Effect of exchange rate fluctuations on cash and cash equivalents	3,092	(2,387)	(4,420)	3,215

Increase (decrease) in cash and cash equivalents	(10,421)	5,097	5,229	(10,848)
Cash and cash equivalents at the beginning of year	51,127	46,458	41,229	53,221

Cash from disposal groups classified as held-for-sale	428	(428)	-	446

Cash and cash equivalents at the end of the year	41,134	51,127	46,458	42,819

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 1 - General

A.	Ellomay Capital Ltd. (the “Company”) is an Israeli Company in the business of initiating, developing, constructing and producing renewable and clean energy projects in Europe, USA and Israel.

As of December 31, 2024, the Company owns eight solar plants (each, a “Solar Plant” and, together, the “Solar Plants”) connected to their respective national grids and operating as follows:

(i)	100% of five solar plants in Spain with an aggregate installed capacity of approximately 35.9 Mega Watt (“MW”),

(ii)	51% of Talasol Solar S.L.U (“Talasol”), which owns a solar plant with installed capacity of 300MW in the municipality of Talaván, Cáceres, Spain (the “Talasol Solar Plant”), and

(iii)	100% of two solar plants in Italy with an aggregate installed capacity of approximately 20 MW.

In addition, as of December 31, 2024 the Company indirectly owns:

(i)	9.375% of Dorad Energy Ltd. (“Dorad”),

(ii)	100% of Solar projects in Italy with an aggregate capacity of 233 MW that have reached Ready to Build (“RtB”) status,

(iii)	100% of Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively,

(iv)	83.333% of Ellomay Pumped Storage (2014) Ltd., which is constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel (the “Manara PSP”), and

(v)	100% of Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction.

The ordinary shares of the Company are listed on the NYSE American and on the Tel Aviv Stock Exchange (under the symbol “ELLO”). The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 1 - General (cont’d)

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

Other than as specifically noted, all amounts translated into euro were translated based on the exchange rate as of December 31, 2024.

Note 2 - Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs).

The consolidated financial statements were authorized by the Company’s Board of Directors for issue on April 30, 2025.

B.	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The euro is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

(i)	Investment in investee accounted for using the equity method;

(ii)	Non-current assets and disposal groups held-for-sale;

(iii)	Financial instruments measured at fair value through other comprehensive income;

(iv)	Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss; and

(v)	Deferred tax assets and liabilities.

D.	Operating cycle

The operating cycle of the Company is one year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 2 - Basis of Preparation (cont’d)

E.	Use of estimates and judgments

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions, that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The determination of accounting estimates used in the preparation of the Company’s financial statements requires the Company’s management to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experience, various facts, external circumstances and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

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

Determination of fair value:

Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Note 15 regarding share-based payments and Note 21 regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 2 - Basis of Preparation (cont’d)

F.	Initial application of new standards, amendments to standards and interpretations

Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current (“the IAS 1 Amendment”)

Effective January 1, 2024, the Company initially applied IAS 1 Amendment, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current. The IAS 1 Amendment applies retrospectively, including an amendment to comparative data. It clarifies certain requirements for determining whether a liability should be classified as current or non-current. This resulted in a change in the accounting policy for the classification of liabilities that can be settled in the Company’s own shares (e.g. warrants). Previously, the Company ignored all counterparty conversion options when classifying the related liabilities as current or non-current. Under the new policy, when a liability includes a counterparty conversion option whereby the liability may be settled by a transfer of the Company’s own shares, the Company takes into account the conversion option in classifying the host liability as current or non-current unless the option is classified as equity under IAS 32. As a result of applying the Amendment, the warrants presented in these financial statements (see Notes 12 and 16) are classified as a current liability pursuant to the conversion option.

Comparative amounts were reclassified, which resulted in €84 thousand being reclassified from Other long-term liabilities to Warrants in Current liabilities in 2023.

Note 3- Material Accounting Policies

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

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company and they include additional components such as Issuance of capital notes only to the non-controlling interest and share options of subsidiaries.

Allocation of profit or loss and other comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

A.	Basis of consolidation and equity method accounting (cont’d)

(2)	Non-controlling interests (cont’d)

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

B.	Foreign currency (cont’d)

(1)	Foreign currency transactions (cont’d)

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

For the convenience of the reader, the reported euro figures as of December 31, 2024 and for the year then ended, are also presented in dollars, translated at the representative rate of exchange as of December 31, 2024 (euro 1 = US$ 1.041). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

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

Hedge accounting

The Company designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions and which derive from changes in fluctuation in the electricity prices and changes in interest on variable-rate loans. The Company continues to apply IAS 39 for hedge accounting.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Fixed assets items are measured at cost less accumulated depreciation. Cost includes expenditures that are directly attributable to the acquisition of the fixed asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located, and capitalized borrowing costs (mainly specific). Project licenses are included in the cost of solar plants.

The costs of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in Profit or loss as incurred.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

D.	Fixed assets (cont’d)

(1)	Recognition and measurement (cont’d)

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

The estimated useful lives are as follows:

	% per annum	Mainly % per annum
Office furniture and equipment	6-33	33
Solar plants	5	5
Biogas plants in the Netherlands	8	8
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

The estimated useful life of the project licenses of solar plants that are carried at cost is 20-25 years for the Company’s subsidiaries. The estimated useful life of the project licenses of the Company’s Netherlands anaerobic digestion plants that are carried at cost is 13 years. The fixed assets residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

E.	Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The Company views each solar plant as a separate cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and its value in use.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

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

As the interest rate implicit in the Company’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset.

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

Revenues are derived primarily from the sale of electricity and natural gas to customers. Revenues are recognized when the customer obtains control over the promised products, i.e., when the natural gas or electricity is delivered to the customer. The revenue is measured according to the amount of consideration to which the Company expects to be entitled in exchange for the products promised to the customer, other than amounts collected for third parties.

Revenues from the sale of electricity and natural gas are recognized when the units produced are transferred to the grid at connection points on the basis of a meter reading.

Revenues in respect of units produced and transferred to the grid in the period between the most recent meter reading and the date of the statement of financial position, are included based on an estimate.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

G.	Revenue recognition (cont’d)

In some of the Company’s facilities, the proceeds from the sale of electricity also depend on the subsidies granted by the local government in accordance with changes in the market prices of electricity. The Company measures revenues while taking into account the increase or decrease of the subsidies it will receive as a result of changes in market prices throughout the current year.

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

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

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

L.	Provisions – Legal claims

A provision for claims is recognized if, as a result of a past event, the Company has a present legal or constructive obligation and it is more likely than not that an outflow of economic benefits will be required to settle the obligation and the amount of obligation can be estimated reliably. When the value of time is material, the provision is measured at its present value.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 3 - Material Accounting Policies (cont’d)

M.	New standards, amendments to standards and interpretations not yet adopted

1.	Amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures Amendments to the Classification and Measurement of Financial Instruments (“the Amendments”)

The Amendments provide clarifications relating to the date of recognition and derecognition of financial instruments. In accordance with the Amendments, an exception is added regarding the timing of derecognizing financial liabilities settled by electronic cash transfers, as well as clarification relating to disclosure requirements for financial instruments with contingent features that are not directly related to changes in the basic risks/cost of the instrument. The Amendments are effective for annual reporting periods beginning on or after January 1, 2026.

The Company is examining the effects of the Amendments on the financial statements with no plans for early adoption.

2.	IFRS 18, Presentation and Disclosure in Financial Statements (“the Standard”)

The Standard replaces the international accounting standard IAS 1 Presentation of financial statements. The Standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The Standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (MPMs) (“non-GAAP” measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption.

The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 4 - Cash and Cash Equivalents

	December 31
	2024	2023
	€ in thousands
Cash	41,130	21,093
On call deposits	4	30,034
Cash and cash equivalents	41,134	51,127

Cash and cash equivalents in the statement of cash flows	41,134	51,127

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash, Deposits and Marketable Securities

	December 31
	2024	2023
	€ in thousands
Short-term deposits	-	997

Short-term restricted cash (1)	656	810

Restricted cash and bank deposits, long-term(1)	17,052	17,386

(1)	Deposits used to secure obligations under agreements (see Notes 6 and 21E(3)) and loan agreements (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

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

As of December 31, 2024, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, NOGA – electricity system management and Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 169,000 thousand (approximately €44,500 thousand). The Company’s indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 15,850 thousand (approximately €4,175 thousand).

Dorad’s revenues and operating expenses are affected by the average production component as determined by the Israeli Electricity Authority. The average production component was increased by approximately 13.6% commencing February 1, 2022, increased by approximately 9.4% commencing May 1, 2022, increased by approximately 24.3% commencing August 1, 2022, decreased by approximately 0.7% commencing January 1, 2023, decreased by approximately 1.2% commencing February 1, 2023, decreased by approximately 1.4% commencing April 1, 2023, decreased by approximately 1% commencing February 2024 and decreased by approximately 2.2% commencing January 2025.

Dorad’s financing expenses are affected by the indexation to the Israeli CPI of its Project Finance. The Israeli CPI increased by approximately 3.2% in 2024 and by approximately 3% during 2023.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On April 10, 2023, the court decided to reject the request to send a third-party notice to Dorad. On June 11, 2023, IEC filed an appeal to the Israeli Supreme Court. On February 14, 2024, the applicant submitted his response to the appeal and on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). The appeal hearing was scheduled for January 6, 2025 but it was cancelled on December 16, 2024. On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025. On March 26, 2025, the IEC submitted an update notice to the District Court, informing it of the Supreme Court’s decision to schedule a hearing on the appeal for December 1, 2025. Subsequently, on March 27, 2025, the District Court ordered that an additional update notice be submitted either after a decision is made on the appeal or by the end of the year, whichever comes first.

Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Petition to Approve a Derivative Claim filed by Ellomay Luzon Energy (cont’d)

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

On February 15, 2021, the arbitrator approved replacing the late Mr. Hemi Raphael as the claimant with Mr. Ran Fridrich. On June 28, 2023, the arbitration award was provided and, following an appeal process, on November 14, 2024 the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration provided his ruling. For more information see below under “Arbitration Award.”

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

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

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Arbitration Award (cont’d)

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

On November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling (the “Ruling on the Appeal”). In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

During December 2024, Dorad received the full amounts determined in the arbitration ruling, as follows:

1.	Approximately $94.375 million (approximately NIS 338 million), of which approximately NIS 194.4 million was recorded as a reduction of the remaining depreciated cost of fixed assets and will be depreciated on a straight-line basis according to the remaining useful life of the Dorad Power Plant. The remaining amount of NIS 143.5 million was recorded in Dorad’s profit or loss statement as a reduction of depreciation expenses, representing the reversal of previously recognized increased depreciation expenses;

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Arbitration Award (cont’d)

2.	Approximately $35 million (approximately NIS 127 million), representing the interest and linkage component under applicable law from January 1, 2013 until the actual payment date, was recorded in the profit or loss statement under finance income (interest income and linkage differences); and

3.	Approximately NIS 9.5 million, representing reimbursement of legal expenses incurred by Dorad in connection with the various arbitration proceedings, was recorded in the profit or loss statement under general and administrative expenses.

The net impact of the amounts on Dorad’s profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). The Company’s share of the after-tax profit is in the amount of approximately NIS 20 million (approximately €5 million). Dorad estimates, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to Israeli VAT (currently 18%) being accepted is greater than the likelihood of it being rejected. Accordingly, Dorad has not recorded a VAT provision for these payments in its financial statements. In addition, Ellomay Luzon Energy received an amount of NIS 10 million as reimbursement of legal expenses based on the arbitrator’s ruling. The Company’s share was approximately NIS 5 million (approximately €1.3 million).

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit. On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Dorad by approximately 650 MW. On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Potential Expansion of the Dorad Power Plant (“Dorad 2”) (cont’d)

On September 10, 2024, Edelcom Ltd. submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future. On December 17, 2024, Dorad filed a request to dismiss the claim in limine and to extend the deadline for filing a defense, in light of the fact that this is a theoretical remedy as Dorad’s management has not yet made a recommendation regarding the project and in any case it has not yet been submitted to Dorad’s organs for approval, due to delay and abuse of legal proceedings. On the same day, the court transferred the requests to the parties’ response. On December 15, 2024, the court granted Dorad’s request for an extension of the deadline for filing a defense on its behalf, pending a decision on Dorad’s request to dismiss in limine. On January 27, 2025, Edeltech filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request, ruling that Dorad must respond to the statement of claim within 30 days, which was later extended until April 7, 2025.

On April 7, 2025, Dorad, EAPC and Ellomay Luzon Energy submitted their responses. In its response, Dorad claims that the claim is premature as at this stage material details and documents are not available to Dorad and to the court and that the right of Edelcom to vote on the approval of the project has not been decided due to Edelcom’s admission that it objects to the project based on ulterior motives. Dorad further claims that the claims should be rejected as the Companies Law, Dorad’s articles and the Dorad shareholders agreement provide the Board with the sole authority to discuss and adopt resolutions with respect to the project. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion has not yet been approved and is subject to various conditions.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Impact of War in Israel

On October 7, 2023, following a surprise attack by the terrorist organization Hamas against the State of Israel and its citizens, the Israeli government declared a war (the “Iron Swords War”), which continues as of the date of this report, and which has also expanded into a security conflict in the northern region. During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel fell several times in the territory of the power plant, which caused immaterial damage to property and equipment but did not impact the regular operation of the power plant. Dorad estimates that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Dorad further notes that as this event is not under the control of Dorad, and factors such as the fighting being resumed may affect Dorad’s assessments, as of the date of the financial statements, Dorad is unable to assess the extent of the impact of the war on its business activities and on its medium and long-term results. Dorad continues to regularly monitor the developments and is examining the effects on its operations and the value of its assets.

Changes in investments

	2024	2023
	€ in thousands

Balance as at January 1	31,772	30,029
Dividend distribution	(3,817)	(374)
The Company’s share of income	11,062	4,012
Foreign currency translation adjustments	2,307	(1,895)
Balance as at December 31	41,324	31,772

In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million and repaid an amount of approximately NIS 6.5 million to the Company.

On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million and repaid an amount of approximately NIS 5 million to the Company, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which the Company received NIS 1.5 million.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) – (cont’d)

Impact of War in Israel (cont’d)

On September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 9.4 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 7.6 million (the Company’s indirect share is approximately NIS 3.8 million).

On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received an amount of approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in an amount of approximately NIS 14 million (the Company’s indirect share is approximately NIS 7 million).

In December 2024, the Ellomay Luzon Energy board of directors approved a dividend distribution in the amount of approximately NIS 8.5 million (the Company’s indirect share is approximately NIS 4.25 million) following receipt of a refund of legal expenses in connection with the arbitration procedure described.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non- current	Total	Current	Non- current	Total	attributable to the owners of the	Company’s	Surplus costs and	Other	Carrying amount of
	ownership	assets	assets	assets	liabilities	liabilities	Liabilities	Company	share	goodwill	adjustments	investment
	%	€ in thousands
2024
Ellomay Luzon Energy	50	629	82,233	82,862	(296)	-	(296)	82,566	41,283	987	(946)	41,324

2023
Ellomay Luzon Energy	50	309	62,735	63,044	(344)	-	(344)	62,700	31,350	1,388	(966)	31,772

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other adjustments	Company’s share of income of investee
	%	€ in thousands
2024
Ellomay Luzon Energy	50	23,067	11,534	0	(472)	11,062

2023
Ellomay Luzon Energy	50	8,807	4,404	308	(392)	4,320

On March 4, 2025, following the balance sheet date, Zorlu Enerji Elektrik Üretim A.S (“Zorlu”), which holds 25% of the issued and outstanding shares of Dorad, entered into Share Purchase Agreements covering its entire holdings in Dorad. One Share Purchase Agreement, executed with several Israeli entities, including The Phoenix Insurance Company Ltd. (the “Dorad SPA”), contemplates the sale of 15% of Dorad’s issued and outstanding shares (the “Offered Shares”). On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all of the Offered Shares. For more information see Note 24.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) –

Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), in which the Company directly and indirectly owns 83.333% (with the remaining 16.667% held by Ampa Ltd. (“Ampa”)), received a conditional license for the Manara PSP from the Israeli Minister of Energy and Infrastructures (the “Minister”) for the construction of a pumped storage plant in the Manara Cliff with a capacity of 156 MW (the “Conditional License”). The Conditional License permits Ellomay PS to construct the Manara PSP and includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Company and its affiliates did not pay any consideration upon the acquisition of the rights in the Manara PSP and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. As of December 31, 2024, the Company paid an amount of approximately NIS 26,470 thousand (approximately €6,970 thousand) on account of the consideration upon the acquisition and may be required, if certain conditions and milestones are met (which conditions and milestones will not be met before December 31, 2025), to pay certain parties additional amounts (including interest), which in the aggregate are not expected to exceed an amount of approximately NIS 3,315 thousand (approximately €873 thousand).

In February 2023, the trustees of the entity that sold the rights in the Manara PSP to the Company filed a petition with the Israeli court requesting the following: (1) payment of NIS 1,500 thousand (approximately €374 thousand) in connection with a claimed debt of a third party, and (2) payment of linkage and interest differences in an amount of approximately NIS 672 thousand (approximately €168 thousand) with respect to an amount that was already paid to the seller and to Electra, claiming that the payment was delayed due to disagreements between the seller and Electra and missing approvals. Recently the Trustees updated the claimed debt of a third party to 2,625 thousand NIS (approximately €638 thousand) plus interest and indexation and filed a new request for instructions to the Insolvency court (handling said entity case). The Company rejected the claim and requested that it will be heard as a regular claim. Based on the parties’ agreement, a mediation process is ongoing. Based on the advice of the Company’s legal counsel, in light of the recent update to the claim, it is too early to estimate the outcome of the mediation process and the legal proceedings.

The Conditional License was originally valid for a period of seventy-two (72) months commencing the date of its approval by the Minister, and as noted below such period was extended by sixteen (16) months in connection with the war in Israel. The continued validity of the Conditional License is subject to compliance by Ellomay PS with the milestones set forth therein and subject to other provisions set forth therein (including financial closing, provision of guarantees and construction of the pumped storage hydro power plant).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) – (cont'd)

According to applicable law, the 72 months validity period may be extended for up to three additional periods of 12 months each if required due to circumstances existing after the previous extension was approved and subject to the Minister’s approval at such time. Each extension may result in a forfeiture of up to 40% of the license guarantee which value currently amounts to approximately NIS 4,100 thousand (approximately €1,080 thousand). The guarantee amount is linked to the USD and is reduced over time upon fulfillment of certain interim project milestones.

Manara PSP Project Finance

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

As of December 31, 2024, the Manara PSP Project Finance (including reevaluation linkage to the Project Index) amounts to approximately NIS 1.4 billion (approximately €0.369 billion).

The owners of Ellomay PS undertook to provide, and provided, aggregate equity and shareholder’s loans financing to the project of NIS 353 million (approximately €94.1 million), pro rata to their holdings in the Manara PSP, linked to the Project Index. Due to this indexation, additional shareholders’ loans were provided by the shareholders pro rata to their respective holdings in Manara PSP. In March 2023 and March 2024, such additional amounts were approximately NIS 17.5 million (approximately €4.7 million) and approximately NIS 10 million (approximately €2.5 million), respectively. An additional amount of approximately NIS11.3 million (approximately €3 million) was provided following the balance sheet date, in March 2025.

As of December 31, 2024, the financing provided by the owners of Manara PSP (not including the aforementioned indexation payment in March 2025) amounted to approximately NIS 392,000 thousand (approximately €103,000 thousand).

Ellomay and Ampa Investments Ltd. (“Ampa”), which indirectly owns 16.667% of Ellomay PS, provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12,500 thousand (approximately €3,331 thousand), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked to the Israeli CPI and adjusted to the Project Index. As of December 31, 2024, the standby equity guarantee, including linkage, amounts to NIS 13,830 thousand (approximately €3,643 thousand). Ellomay and Ampa also provided corporate guarantees in an amount similar to the amount of the standby equity guarantee.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) – (cont'd)

Manara PSP EPC Agreement

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 46,000 thousand (approximately €12,100 thousand).

In February 2021, Ellomay PS executed the EPC agreement for the construction of the Manara PSP (the “Manara PSP EPC Agreement”), under a “turnkey” contract with Electra Infrastructure Ltd. (“Electra Infrastructure”), one of Israel’s largest construction companies. The aggregate consideration payable to Electra Infrastructure under the Manara PSP EPC Agreement is expected to be approximately NIS 1.13 billion excluding indexation (approximately €300 million). The majority of this amount is linked to the actual change in the Israel Residential Construction Index (“IRC”). A small portion of the price is denominated in Euros. Under the Manara PSP EPC Agreement, Voith Hydro, the world’s leading manufacturer of hydroelectric turbines, was nominated as the main subcontractor that will provide the electro-mechanical equipment to the Manara PSP. The construction period of the Manara PSP was originally expected to be 62.5 months. Due to the delays in connection with the war in Israel as set forth below, the construction period is currently expected to be extended by the sixteen months regulatory extension and an additional period of several months required for the ramp-up of the contractor’s operations.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Impact of War in Israel

Due to the Iron Swords War, which has also expanded into a security conflict in the northern region, operations construction works at the Manara site were halted in October 2023. The planning works, the construction of the equipment off site, including the electro-mechanical equipment and the arrival of the equipment in Israel continue as usual.

Impact of War in Israel

The Electricity Authority granted a sixteen-month extension to the regulatory milestones and the duration of the general license. As part of the standards supporting financing, there is protection for the senior debt (principal and interest) and the developer’s expenses, subject to the approval of the Electricity Authority on the subject. Following the ceasefire achieved in November 2024 between Israel and Lebanon, the EPC contractor is preparing to resume construction work at the site. The works on the Manara PSP were resumed by the EPC contractor on April 7, 2025 entering into a ramp-up period.

C.	Development of Solar Projects in Italy

Framework Agreement

In December 2019, Ellomay Luxembourg executed a Framework Agreement (the “Framework Agreement”), with an established and experienced European developer. Pursuant to the Framework Agreement, the developer will provide Ellomay Luxembourg with development services with respect to solar greenfield projects in Italy in the scope of 350 MW with the aim of reaching an aggregate RtB authorized capacity of at least 265 MW over a forty-one month period. The Framework Agreement provides that the developer will offer all projects identified during the term of the Framework Agreement exclusively to Ellomay Luxembourg and that, with respect to each project acquired by Ellomay Luxembourg, the developer will be entitled to provide development services until it reaches RtB status.

The parties agreed on a development budget including a monthly development service consideration, to be paid to the developer and all other payments for the tasks required to bring the projects to RtB. In addition, Ellomay Luxembourg undertook to pay a success fee to the developer with respect to each project that achieves a RtB status.

Currently development is progressing as planned. In April 2021, the Framework Agreement was amended and the target of reaching an aggregate RtB authorized capacity of at least 265 MW was increased to 365 MW.

In May 2023, a notice to proceed was issued to the EPC contractor with respect to the first two projects, Ellomay Solar Italy One SRL (14.8 MW) and Ellomay Solar Italy Two SRL (4.95 MW), located in the Lazio Region, Italy. The Solar Plant owned by Ellomay Solar Italy Two SRL was connected to the grid in February 2024 and the Solar Plant owned by Ellomay Solar Italy One was connected to the grid in May 2024. An additional project owned by Ellomay Solar Italy Ten SRL (18 MW) was connected to the grid during January 2025. Several other projects, held by the Company’s wholly-owned subsidiaries, which are developing solar plants in the Lazio Region of Italy with an aggregate capacity of 294 MW, have reached RtB status.

The Company capitalizes expenses in connection with such projects once RtB status is reached.

The Company executed construction agreements with the Engineering, Procurement and Construction (“EPC”) contractor for 160 MW that are RtB, the commencement of construction is expected in the beginning of the second quarter of 2025 and the construction is expected to take approximately 18 months.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

C.	Development of Solar Projects in Italy (cont’d)

Framework Agreement (cont’d)

A financing agreement with a European institutional investor was executed on February 27, 2025 for the financing of the construction of 198 MW (including the projects connected to the grid and the projects for which the EPC agreements were executed, the “Italian Solar Portfolio”) for 23 years with a fixed annual interest of 4.5% (see Note 24).

An investment agreement with Clal Insurance Ltd., an Israeli institutional investor, was executed on April 9, 2025 for the sale of 49% of the Italian Solar Portfolio (see Note 24).

Composition of Advances on account of investments

	December 31
	2024	2023
	€ in thousands
On account of development of solar projects in Italy	547	898

D.	Subsidiaries -

1.	Biogas Plants in the Netherlands

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

On February 17, 2025, the local regulator announced its intention to collect a fine of €1,504,875 from Groen Goor with regards to its exceedance of manure throughput during 2024. Groen Goor will submit an opinion against this as the fine claimed is not in line with applicable case law, and if required an appeal will be filed. Management is actively engaged in responding to the claim. Based on the advice of the Company’s legal advisors, a provision of €515 thousand was recorded in profit and loss in connection with the potential fine for the exceedance of manure throughput.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

1.	Biogas Plants in the Netherlands (cont’d)

Assessment of recoverable amount

During 2024, the Company assessed the recoverable amount of the Groen Goor and Groen Gas Gelderland Biogas plants in the Netherlands in light of operating losses suffered by these projects in recent years and lower results than forecasted for 2024. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.2%. The examination concluded that the value in use of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including increases in the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, technical malfunctions and other circumstances that influence the operation of the plants.

2.	Solar Projects in Spain

The Talasol Solar Plant –

The Company indirectly owns 51% of the share capital of Talasol Solar S.L.U (“Talasol”), which owns a solar plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain. 49% of the share capital of Talasol are owned by GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (24.5% each).

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Solar Plant for a period of 10 years (the “Talasol PPA”) whose accounting treatment is according to cash flow hedge. The power produced by the Talasol Solar Plant is sold by Talasol in the open market for the current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The Talasol PPA became effective in March 2019.

As the Company directs the operations of Talasol and the rights granted to the Talasol Partners are minority protective rights, these changes in the Company’s ownership interest in Talasol did not result in loss of control and were accounted for as equity transactions.

The Talasol Solar Plant reached mechanical completion in September 2020 and was connected to the electricity grid and electricity production commenced at the end of December 2020.

In December 2021, Talasol entered into a Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol Facilities Agreement”). Financial closing of the Talasol Facilities Agreement was achieved in January 2022 (see Note 11).

The uses of the Talasol Financing amount were as follows: (1) prepayment of the outstanding €121 million amount of the previous financing of Talasol; (2) deposit of €6.9 million in Talasol’s bank account as a debt service fund; (3) deposit of €10 million in Talasol’s bank account as security for a letter of credit to the Talasol PPA provider; (4) unwinding of the interest rate SWAP entered into in connection with the Previous Financing in an amount of €3.29 million; (5) transaction costs in an amount of approximately €3 million; and (6) a special dividend to Talasol’s shareholders in an amount of approximately €31 million.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

The Ellomay Solar Project -

The Company indirectly, through its subsidiary Ellomay Solar S.L.U. (“Ellomay Solar”), owns a solar plant with an installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar Plant”). On February 26, 2021, Ellomay Solar entered into an engineering, procurement & construction agreement in connection with the Ellomay Solar Plant (the “EPC Agreement”) with METKA EGN Spain S.L.U., a 100% indirect subsidiary of MYTILINEOS S.A., under the Renewables & Storage Development Business Unit. The EPC Agreement provides a fixed and lump-sum amount of €15.82 million, for the complete execution and performance of the works defined in the EPC Agreement. The works include the engineering, procurement and construction of the Ellomay Solar Plant and the ancillary facilities for injecting power into the grid and performance of two years of O&M services. In June 24, 2022, the Ellomay Solar Plant was connected to the electricity grid and commenced production of electricity.

On May 28, 2024 Ellomay Solar entered into and reached financial closing of a project finance arrangement in the amount of €10 million with Bankinter, S.A. (see Note 11).

Ellomay Solar intends to commence the development of hybridization Project in accordance with the terms foreseen in the Spanish Royal Decree-Law 23/2020 of June 2020, for which it shall request the update of the access and connection permits of the Ellomay Solar for incorporating 10 Mw battery storage to be approved by Red Eléctrica.

Material events in the reporting period –

On July 20, 2024, a fire broke out in the area between the Talasol Solar Plant and the Ellomay Solar Plant. After a short disconnection of parts of such plants due to the fire, the non-affected parts of the plants were reconnected on July 21, 2024 and as of such date approximately 80% of the plants were connected and operating. Since then, the plants gradually resumed operations and as of December 31, 2024 100% of the Ellomay Solar Plant and 91.8% of the Talasol plant were connected and operating. Transformers and converters were not damaged from the fire, and the damage was caused mainly to communication cables, connection boxes and the panels above the connection boxes. These plants are insured with policies covering loss of profits and direct and indirect damages, therefore the Company recorded in other income insurance compensation of approximately €3.4 million during the year ended December 31, 2024 in connection with the loss of revenue and repair expenses.

Regulatory update –

The Spanish Royal Decree-Law 17/2021 of September 14, 2021, (“RDL 17/2021”), which entered into force on September 16, 2021, established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases accomplished through payments of a portion of the revenues by the production facilities to the Spanish government). RDL 17/2021 was extended several times and was in effect until December 31, 2023. Starting from January 1, 2024, RDL 17/2021 is no longer applicable and the production of electrical energy is once again taxed at 7% energy tax.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 6 - Investee Companies and other investments (cont’d)

D.	Subsidiaries - (cont’d)

3.	Israeli Service Concession project

On December 31, 2023, the Company executed an agreement to sell the holdings in the 9 MW solar plant located in Talmei Yosef, Israel. The sale of the Talmei Yosef Solar Plant was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million). There were no subsequent adjustments of such consideration. Due to the sale, the results of the Talmei Yosef Solar Plant are presented in these financial statements as a discontinued operation. For more information, see Note 23.

4.	Texas USA Solar

During 2023, the Company entered into a Joint Development Agreement with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management, and commenced development of solar projects in the vicinity of Dallas, Texas. Each of the solar projects under development is expected to have a capacity of approximately 10-14 MW.

There are currently two projects with an aggregate capacity of approximately 27.36 MW, that were placed in service in December 2024 and are awaiting connection to the grid (the Fairfield and Malakoff projects), and two additional projects that are under construction with an aggregate capacity of approximately 21.5 MW (the Mexia and Talco projects), expected to be connected to the grid during the second quarter of 2025.

The aggregate cost of development and construction of these projects is expected to be approximately €56 million.

On September 13, 2024, Ellomay USA Inc., the Company’s indirectly wholly-owned subsidiary which owns the US project companies, entered into an agreement to transfer Investment Tax Credits (ITCs) linked to the Fairfield, Malakoff, Mexia and Talco solar projects, with a reputable financial institution, with vast experience in executing tax credit transactions. Through this transaction, the Company expects to receive approximately $19 million from the sale of ITCs, representing approximately 32% of the expected total portfolio costs. The sale is facilitated under the Inflation Reduction Act’s new transferability provisions, allowing the Company to retain 100% of the operating profits from these projects. Funds from the sale of the ITCs generated from a project will be disbursed after such project is placed in service and meets the applicable requirements. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which the Company provided a guarantee to the purchaser of the ITCs. Two of the projects were placed in service in December 2024 and the additional requirements for the disbursement of funds to the project companies are expected to be fulfilled by October 2025.

An additional project with a capacity of approximately 14 MW and approximately 30 MWh battery capacity has reached the RtB status at the end of March 2025.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 7 - Trade and Other Receivables

	December 31
	2024	2023
	€ in thousands
Current Assets - Trade and Revenue receivables:
Trade receivable	980	205
Income receivable	4,413	1,013
	5,393	1,218
Current Assets - Other receivables:
Government authorities	5,886	4,851
Interest receivable	193	221
Advance tax payment	74	1,028
Inventory	909	1,170
Loan to others	-	1,246
Insurance receivable (see Note 6D)	5,602	-
Prepaid expenses and other	2,677	1,983
	15,341	10,499
Non-current Assets - Long term receivables:
Prepaid expenses associated with long-term loans	12,186	9,265
Annual rent deposits	688	656
Loans to others	537	509
Other	-	16
	13,411	10,446

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 8 - Fixed Assets

				Office
	Solar	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2024	288,208	136,139	38,147	233	462,727
Additions	64,119	16,296	1,496	126	82,037
Disposals	(2,910)	-	-	-	(2,910)
Effect of changes in exchange rates	1,997	8,409	-	-	10,406
Balance as at December 31, 2024	351,414	160,844	39,643	359	552,260

Balance as at January 1, 2023	*268,474	*100,059	36,355	225	405,113
Additions	19,841	42,099	1,792	27	63,759
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	(107)	(6,019)	-	(1)	(6,127)
Balance as at December 31, 2023	*288,208	*136,139	38,147	233	462,727

Depreciation
Balance as at January 1, 2024	42,266	-	12,296	183	54,745
Depreciation for the year	12,939	-	2,296	23	15,258
Disposals	(490)	-	-	-	(490)
Balance as at December 31, 2024	54,715	-	14,592	206	69,513

Balance as at January 1, 2023	29,530	-	9,652	175	39,357
Depreciation for the year	12,736	-	2,644	25	15,405
Transfer to disposal groups held for sale	-	-	-	(18)	(18)
Effect of changes in exchange rates	-	-	-	1	1
Balance as at December 31, 2023	42,266	-	12,296	183	54,745

Carrying amounts
As at January 1, 2023	*238,944	*100,059	26,703	50	365,756
As at December 31, 2023	*245,942	*136,139	25,851	50	407,982
As at December 31, 2024	296,699	160,844	25,051	153	482,747

*	Comparative amounts were reclassified, which resulted in €2,491 thousand and €2,412 thousand being reclassified as of December 31, 2023, and as of January 1, 2023, respectively, from pumped storage to solar plants.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 8 - Fixed assets (cont’d)

Investment in Solar Plants

Presented hereunder are data regarding the Company’s investments in solar plants as at December 31, 2024:

Solar Plant Title	Original nominal capacity	Achievement of PAC/Other status	Cost included in book value as at December 31, 2024
			€ in thousands
“Ellomay Spain – Rinconada II”	2.275 MWP	June 2010	5,509
“Rodríguez I”	1.675 MWP	November 2011	3,662
“Rodríguez II”	2.691 MWP	November 2011	6,631
“Fuente Librilla”	1.248 MWP	June 2011	3,212
“Talasol”	300 MWP	January 2021	217,594
“Ellomay Solar”	28 MWP	July 2022	19,236
“Solar Italy One”	14.8 MWP	December 2024	13,550
“Solar Italy Two”	4.95 MWP	October 2024	4,233
“Solar Italy Four”	15.6 MWP	RtB	657
“Solar Italy Five”	87.2 MWP	RtB	5,454
“Solar Italy Seven”	54.77 MWP	RtB	1,874
“Solar Italy Nine”	8 MWP	RtB	531
“Solar Italy Ten”	18 MWP	RtB	15,584
“Solar Italy Fourteen”	19.99 MWP	RtB	833
“Solar Italy Fifteen”	13.29 MWP	RtB	637
“Solar Italy Eighteen”	9.82 MWP	RtB	275
“Fairfield Solar”	13.44 MWP	Under construction	15,854
“Mexia Solar I”	5.6 MWP	Under construction	6,122
“Mexia Solar II”	5.6 MWP	Under construction	5,516
“Malakoff Solar I”	6.96 MWP	Under construction	8,329
“Malakoff Solar II”	6.96 MWP	Under construction	7,922
“Talco Solar”	10.3 MWP	Under construction	8,198

The Company commences capitalization of expenses when it is probable that the Company will enjoy future economic benefits from the projects. For additional information see Notes 6C and 6D.

On July 20, 2024, a fire broke out in the area between the Talasol Solar Plant and the Ellomay Solar Plant. See Note 6D2. The Company recorded disposals in the fixed assets in the amount of approximately €2,681 thousand as of December 31, 2024.

Investment in Pumped Storage Project

Commencing the fourth quarter of 2020, as it is probable that the Company will enjoy future economic benefits in connection with the Manara PSP (see Note 6B), expenses in connection with the Manara PSP are capitalized as assets.

Security

As of December 31, 2024, fixed assets of the Company’s subsidiaries with a carrying amount of €379,827 thousand are pledged as security for bank loans (see Note 11 regarding loans and borrowings with respect to terms and repayment dates).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 8 - Fixed assets (cont’d)

Capitalized borrowing costs

In the year ended December 31, 2024, borrowing costs in the amount of €6,901 thousand were capitalized to qualifying assets. Those expenses are mostly related to the construction of the Manara PSP.

Acquisition of fixed assets on credit

During the year ended December 31, 2024, the Company acquired fixed assets on credit in the amount of €904 thousand. The cost of acquisition had not yet been paid at the reporting date.

During the year ended December 31, 2023, the Company paid fixed assets on credit from previous years in the amount of €520 thousand.

Note 9 - Other Payables

	December 31
	2024	2023
	€ in thousands
Employees and payroll accruals	389	497
Provision for Legal Claims	515	-
Government authorities	642	1,602
Deferred revenues	902	1,058
Accrued expenses connected to Manara PSP	2,984	5,976
Accrued interest on Debentures	2,070	829
Other accrued expenses	2,864	758
Income tax payables	530	139
	10,896	10,859

Note 10 - Current maturities and short-term bank loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2023 and 2024	2024	2023
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2 – 6.3	4,215	3,022
	Fixed rate	2.58 – 3.03	7,550	6,762
	Prime rate (USA)	6.75-7.75	9,551	-
			21,316	9,784

	Linkage	Interest rate	December 31	December 31
	terms	2024 and 2023	2024	2023
		%	€ in thousands
Current maturities of other long term loans (1)	EURIBOR	5.27-9.1	5,000	5,000
	Fixed rate	5-5.5	866	-
			5,866	5,000

(1)	Loans provided by the minority (49%) holders in Talasol.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2023 and 2024	2024	2023
Bank loans		%	€ in thousands
	EURIBOR	2 – 6.3	28,105	21,132
	Fixed rate	2.58 – 3.03	149,985	156,748
	Prime rate (USA)	6.75-7.75	9,551	-
	Bank of Israel interest rate	4.35 - 9.1	6,379	5,509
	Consumer price index in Israel	2.75 - 4.78	73,162	64,176
			267,182	247,565
Current maturities			21,316	9,784

Long-term loans			245,866	237,781

	Linkage	Interest rate	December 31	December 31
	terms	2023 and 2024	2024	2023
Other long-term loans		%	€ in thousands
	EURIBOR(1)	5.27-9.2	25,239	25,055
	Consumer price index in Israel	7	7,259	5,806
	Fixed rate	5 - 5.5	3,816	3,512
			36,314	34,373
Current maturities			5,866	5,000

Other long-term loans			30,448	29,373

(1)	Loans provided by the minority (49%) holders in Talasol.

Israel - Ellomay PS Loans

1.	The Company’s 83.333% owned Israeli subsidiary promoting the Manara PSP, Ellomay PS, entered into a loan agreement with Ampa, the owner of the remaining 16.667% of its outstanding shares. The unpaid balance (principal and interest) of the loan is split into 2 separate loans, an interest-bearing loan at an annual rate of 7% linked to the consumer price index (senior international debt), and a mezzanine loan (an internationally inferior debt) bearing an annual interest rate of 5%. The maturity date of this loan starts from December 31, 2029. As of December 31, 2024, the amount of the loan is NIS 38,759 thousand (€10,209 thousand).

2.	On February 11, 2021, the Manara PSP Project Finance achieved financial closing. The Manara PSP Project Finance facilities are provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance long-term facilities were originally in the aggregate amount of approximately NIS 1.27 billion (approximately €338 million based on the Euro/NIS exchange rate at that time). This aggregate amount represents the real (non-indexed) value of the Long-Term Facilities as of the date of financial closing.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

Such amount, as well as the standby facilities, is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”), on an annual basis during the first 4 years of construction, and thereafter semi-annually until construction end. As a result of the linkage to the Project Index, the long-term facilities amount increased on March 2024 by approximately NIS 129 million (approximately €33 million).

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

Ellomay and Ampa provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 13.8 million (approximately €3.64 million), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked monthly to the Israeli CPI and adjusted (if applicable) in the same manner and timing as the Long-Term Facilities, as described above.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

As of December 31, 2024, a total aggregate amount of NIS 245,656 thousand (€65,452 thousand based on the Euro/NIS exchange rate at that time) was drawn down under the Manara PSP Project Finance from the Senior Secured Tranche (annual interest rate range between 2.75%-4.78% linked to the Israeli Consumer Price Index) and a total aggregate amount of NIS 20,875 thousand (€5,527 thousand based on the Euro/NIS exchange rate at that time) was drawn from the Subordinated Secured B Tranche (floating annual interest rate based on the Bank of Israel Rate at a range of 4.35%-9.1% as of December 31, 2024).

The Netherland - Bio Gas - Loans

1.	Groen Goor and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% until the end of 2021 and with a fixed interest rate of 3.45% for the next five years) and €2,090 thousand, (with a fixed interest rate of 2.5% until the end of March 2022, of 2.65% until the end of March 2023 and of 6.05% until the end of March 2026), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. An amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor, and (iii) all rights/claims of Groen Goor against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

2.	Groen Gas Oude-Tonge and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% the end of June 2022 and with a fixed interest rate of 3.95% for the next three years), €1,540 thousand (with a fixed interest rate of 2.9% until the end of March 2023 and of 5.15% for the next five years) and €160 thousand, (with a fixed interest rate of 3.4% until the end of March 2023 and of 5.65% for the next five years), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

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

3.	GG Gelderland entered into a senior project finance agreement (the “Gelderland Loan Agreement”), with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) €2,453 thousand (with a fixed interest rate of 3.6% for the first five years), (b) €1,200 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and of 3.5% until the beginning of December 2025), (c) €400 thousand (with a fixed interest rate of 3.55% until the end of January 2023 and with a fixed interest rate of 5.95% until the end of the loan period) and (d) €2,847 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020 and of 3.5% until the beginning of December 2025), all for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €750 thousand with variable interest. An aggregate amount of €6,900 thousand was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above, which as of that date had an outstanding principal amount of €1,890 thousand, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment in August 2025.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

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

The Facility Agreement provides for mandatory prepayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Subsidiaries’ net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1. The regulatory value of the Solar Plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1.

As of December 31, 2024, the financial covenants were met.

On March 12, 2019, the Subsidiaries entered into swap agreements with respect to approximately €17.6 million (with a decreasing notional principal amount based on the amortization table) until December 2037, replacing the Euribor 6 month rate with a fixed 6 month rate of approximately 1%, resulting in a fixed annual interest rate of approximately 3%. Such swap transactions qualify for hedge accounting. See Note 21E regarding the effect of the expected transition away from Libor and Euribor.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

As of December 31, 2024, the financial covenants were met.

The Talasol Facilities Agreement requires that security interests be provided in connection with the following: (i) Talasol’s shares (held by Ellomay Luxembourg and the other shareholders of Talasol), (ii) pledges over credit rights under certain accounts, (iii) pledges over credit rights under certain Talasol Solar Plant’s documents, (iv) pledges over credit rights under the shareholders loans, (v) security assignment of receivables in connection with the Talasol PPA, (vi) promissory equipment mortgage and (vii) mortgage on all solar modules and power inverters comprised in the project.

2.	On April 30, 2019, following the financial closing of Talasol Solar Plant and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance (principal and interest) of the loan will bear interest of Euribor 6 mount plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2024, the amount of the loan is €25,239 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Ellomay Solar – Loan

In June 2024, Ellomay Solar entered into and reached financial closing of a project finance arrangement with Bankinter, S.A. (the “Project Finance”). The Project Finance is comprised of two facilities: (i) a senior term loan for an amount of €10 million (the “Term Loan”); and (ii) a revolving facility for an amount of €0.5 million (the “DSRF”). The Project Finance is for a term of 16 years and is repayable in semi-annual installments (principal and interest). The Project Finance includes a cash sweep mechanism that is expected to reduce the term of the Project Finance to approximately 13 years.

The Term Loan and DSRF (to the extent withdrawn) bear an annual interest of Euribor 6-month plus 2.5%. Ellomay Solar entered into swap agreement with respect to the amount of the Project Finance until June 30, 2037, replacing the Euribor 6-month rate with a fixed 6-month rate of approximately 3%, resulting in a fixed annual interest rate of approximately 5.5%.

The Project Finance provides for mandatory prepayment upon the occurrence of certain customary events and includes various customary collaterals, representations, warranties and covenants, including covenants to maintain a Debt Service Cover Ratio (“DSCR”) not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR is at least 1.20:1.0, (ii) the first instalment of the Project Finance will be repaid on December 31, 2024, and (iii) no amount under the DSRF has been withdrawn and not fully repaid.

As of December 31, 2024, the financial covenants were met.

Upon financial closing Ellomay Solar withdrew the Term Loan and distributed €9.7 million to Ellomay Luxembourg Holdings S.àr.l, the Company’s wholly-owned subsidiary and Ellomay Solar’s parent company.

Ellomay USA – Credit line

In August 2024, the Company’s indirectly wholly-owned subsidiary, Ellomay Texas Solar Projects, LP. (“Ellomay Texas Solar”) entered into a Revolving Loan Agreement with Israel Discount Bank of New York (“IDB NY”) for the extension of a $10 million line of credit with a term of up to one year, bearing an interest rate of Prime Rate minus 0.75% with a minimum Prime Rate of 5%.

The Revolving Loan Agreement includes various customary representations, warranties and covenants that are similar to the covenants included in the deed of trust governing the Company’s Series F Debentures (see Note 12).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2024	2023
	€ in thousands
Second year	13,884	14,049
Third year	16,673	13,668
Fourth year	16,887	15,828
Fifth year	16,575	24,462
Sixth year and thereafter	212,295	199,147

Long-term loans	276,314	267,154
Current maturities	26,712	14,308
Short-term loans	470	476
	303,496	281,938

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions linked to the Euribor, the Company executed swap transactions. For more information, see Note 21.

D.	Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2024		281,938	140,087	422,025
Changes from financing activities
Proceeds from issue of debentures		-	74,159	74,159
Repayment of debentures	12	-	(35,845)	(35,845)
Receipt of loans		19,482	-	19,482
Repayment of loans		(11,776)	-	(11,776)
Accrued interest (see Note 7)		5,899	-	5,899
Linkage		2,474	-	2,474
Transaction costs related to borrowings		88	1,369	1,457
Total net financing liabilities		298,105	179,770	477,875

Effect of changes in foreign exchange rates		5,391	11,759	17,150
Balance as at December 31, 2024		303,496	191,529	495,025

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 11 - Loans (cont’d)

D.	Movement in liabilities deriving from financing activities (cont’d)

		Liabilities
		Loans and
	Note	borrowings	Debentures	Total
		€ in thousands
Balance as at January 1, 2023		273,863	110,428	384,291
Changes from financing activities
Proceeds from issue of debentures		-	55,808	55,808
Repayment of debentures	12	-	(17,763)	(17,763)
Receipt of loans		32,157	-	32,157
Repayment of loans		(12,736)	-	(12,736)
Accrued interest (see Note 7)		4,284	-	4,284
Linkage		1,849	-	1,849
Transaction costs related to borrowings		(686)	446	(240)
Transfer to disposal groups held for sale		(13,047)	-	(13,047)
Total net financing liabilities		285,684	148,919	434,603

Effect of changes in foreign exchange rates		(3,746)	(8,832)	(12,578)
Balance as at December 31, 2023		281,938	140,087	422,025

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2024		December 31, 2023
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	198,421	191,529	141,689	140,087
Less current maturities	37,719	35,706	35,698	35,200
Total long-term debentures	160,702	155,823	105,991	104,887

B.	Debentures – Details

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

On October 26, 2020, the Company completed a public offering in Israel of additional Series C Debenture and a of Series 1 Warrants (see Note 16A). The Company issued an aggregate principal amount of NIS 154,000 thousand (approximately €38,500 thousand based on the Euro/NIS exchange rate at that time) of Series C Debentures and 385,000 Series 1 Warrants. The gross proceeds from the offering were NIS 164,200 thousand (approximately €41,100 thousand based on the Euro/NIS exchange rate at that time) and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 162,400 thousand (approximately €40,300 thousand based on the Euro/NIS exchange rate at that time).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

Notes to the Consolidated Financial Statements as at December 31, 2024

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

As of December 31, 2024, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series D Convertible Debentures

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,627 thousand based on the Euro/NIS exchange rate at that time). The principal amount of the Series D Convertible Debentures is repayable in one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021, through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. The Series D Convertible Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,577 thousand based on the Euro/NIS exchange rate at that time). Of the total proceeds, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2024, the amount of the liability was €36 thousand.

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

The Series D Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Convertible Debentures up to an aggregate par value of NIS 200 million provided that: (i) The Company is not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of its material obligations to the holders of the Series D Convertible Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm the Company compliance with the financial covenants included in the distribution undertaking Series D Deed of Trust and (iii) to the extent the Series D Convertible Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Convertible Debentures.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

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

The Series D Deed of Trust includes similar conditions to the Company’s ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company shareholders as are included in the Series C Deed of Trust and set forth above. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series D Adjusted Balance Sheet Equity not lower than €85 million, (ii) Series D Ratio of Series D Net Financial Debt to Series D CAP, Net not to exceed 60%, and (iii) Series D Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company do not meet all of the Company material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2024, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series E Debentures

On February 1, 2023, the Company issued NIS 220 million (approximately €58.5 million based on the Euro/NIS exchange rate at that time) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million based on the Euro/NIS exchange rate at that time). The Series E Debentures are secured by the following pledges:

i.	a fixed first-degree pledge on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which holds 18.75% of Dorad;

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

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series E Secured Debentures provided that: (i) The Company is not in default of any of the immediate repayment provisions included in the Series E Deed of Trust or in breach of any of its material obligations to the holders of the Series E Secured Debentures pursuant to the terms of the Series E Deed of Trust, (ii) the expansion will not harm its compliance with the financial covenants for purposes of the immediate repayment provision included in the Series E Deed of Trust, (iii) to the extent the Series E Secured Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series E Secured Debentures and (iv) the par value of the Series E Secured Debentures may not be higher than NIS 220 million following the expansion.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series E Debentures (cont’d)

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series E Net Financial Debt”), to (b) the Company Series E Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt (the “Company Series E CAP, Net” and the “Series E Ratio of Net Financial Debt to Series E CAP, Net,” respectively), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company Series E Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters (the “Company Series E Adjusted EBITDA” and the “Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA,” respectively), shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

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

As of December 31, 2024, the financial covenants were met.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures

On January 16, 2024, the Company issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million (approximately €41 million, as of the issuance date) of the Series F Debentures, due March 31, 2030, and Series 2 Warrants to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). Of the total proceeds of the offering, an amount of NIS 10,046 thousand (approximately €2,449 thousand based on the Euro/NIS exchange rate at that time) was recognized in Current liabilities in connection with these Warrants. As of December 31, 2024, the amount of the liability was €1,410 thousand.

On April 17, 2024, the Company issued NIS 40 million par value of its unsecured non-convertible Series F Debentures, in a private placement to Israeli classified investors for an aggregate gross consideration of approximately NIS 37.8 million, reflecting a price of NIS 0.946 per NIS 1 principal amount Series F Debentures.

In August 2024, the Company issued in a private placement to Israeli classified investors NIS 52,029,136 par value of its unsecured non-convertible Series F Debentures, at a price of NIS 0.961 per NIS 1 principal amount of the Series F Debentures, for an aggregate gross consideration of approximately NIS 50 million (approximately €12 million as of the issuance date).

In November 2024, the Company issued in a private placement to Israeli classified investors NIS 66,061,600 par value of its unsecured non-convertible Series F Debentures, at a price of NIS 0.942 per NIS 1 principal amount of the Additional Series F Debentures, for an aggregate gross consideration of approximately NIS 62.2 million (approximately €15.2 million as of the issuance date).

Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 328,090,736. The principal amount of Series F Debentures is repayable in four non-equal installment on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed annual interest at the rate of 5.5% (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive).

The Series F Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company do not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series F Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series F Debentures provided that: (i) the Company is not in default of any of the immediate repayment provisions included in the Series F Deed of Trust or in breach of any of its material obligations to the holders of the Series F Debentures pursuant to the terms of the Series F Deed of Trust, (ii) the expansion will not harm its compliance with the financial covenants for purposes of the immediate repayment provision included in the Series F Deed of Trust and (iii) to the extent the Series F Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series F Debentures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures (cont’d)

The Series F Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company do not meet certain financial covenants. The financial covenants are as follows:

a.	The Company Series F Adjusted Balance Sheet Equity (as such term is defined in the Series F Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol Solar Plant, and interest rates), on a consolidated basis, shall not be less than €77 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €82 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series F Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series F Net Financial Debt”), to (b) the Company Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series F Net Financial Debt, or its Series F CAP, Net (the “Series F Ratio of Net Financial Debt to Series F CAP, Net”), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company Series F Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from its operations, such as the Talmei Yosef Solar Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series F Deed of Trust), based on the aggregate four preceding quarters, or its Series F Adjusted EBITDA (the “Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA”), shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series F Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series F Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series F Adjusted Balance Sheet Equity not lower than €94 million, (ii) Series F Ratio of Net Financial Debt to Series F CAP, Net not to exceed 58%, and (iii) Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 9, and not to make distributions if the Company do not meet all of its material obligations to the holders of the Series F Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 12 - Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures (cont’d)

As of December 31, 2024, the financial covenants were met.

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2024	2023
	€ in thousands
Second year	28,695	35,212
Third year	39,012	28,692
Fourth year	39,517	13,625
Fifth year	35,704	13,657
Sixth year and thereafter	12,895	13,701

Long-term debentures	155,823	104,887
Current maturities	35,706	35,200
	191,529	140,087

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2024	2023
	€ in thousands
Other liabilities (1)	873	793
Liabilities for employee’s benefits	66	62

	939	855

(1)	Represents the portion of the consideration on account of the acquisition of rights in the Manara PSP which is required to be paid upon fulfillment of conditions and milestones that will not be met before December 31, 2025. See Note 6B.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 14 - Leases

Leases in which the Company is the lessee

The Company has lease agreements with respect to lands for the Solar Plants.

Information regarding material lease agreements entered into during the period

Ellomay Solar Italy Fourteen SRL leases land in Italy from private lessors for a period of 41 years and paid an amount of €2,183 thousand in advance for the all period. A right-of-use asset in the amount of €2,183 thousand have been recognized in 2024 in respect of this lease of land.

Ellomay Solar Italy Fifteen SRL leases land in Italy from private lessors for a period of 31 years, extending until May 2054. The annual rent is €72.7 thousand and is indexed to the Italian CPI. In 2024, a lease liability of €1,106 thousand and a corresponding right-of-use asset of €1,106 thousand were recognized for this land lease.

1.	Right-of-use assets

	Bio Gas	Italy	Spain	Talasol	Pumped storage	USA	Total
	€ in thousands

Balance as at January 1, 2024	20	9,526	2,327	7,595	9,425	2,074	30,967
Lease agreements entered into during the period	-	3,289	-	-	-	-	3,289
Depreciation for the year	(20)	(395)	(135)	(468)	(434)	(62)	(1,514)
Other	-	781	154	213	108	(305)	951
Effect of changes in exchange rates	-	-	-	-	520	102	622
Balance as at December 31, 2024	-	13,201	2,346	7,340	9,619	1,809	34,315

	Bio Gas	Italy	Spain	Talasol	Pumped storage	USA	Talmei Yosef	Total
	€ in thousands

Balance as at January 1, 2023	46	8,733	2,314	7,183	10,413	-	1,331	30,020
Lease agreements entered into during the period	-	2,527	-	-	-	2,142	-	4,669
Depreciation for the year	(26)	(262)	(126)	(455)	(429)	(24)	(111)	(1,433)
Other	-	(1,472)	139	867	110	-	69	(287)
Effect of changes in exchange rates	-	-	-	-	(669)	(44)	(85)	(798)
Transfer to disposal groups held for sale	-	-	-	-	-	-	(1,204)	(1,204)
Balance as at December 31, 2023	20	9,526	2,327	7,595	9,425	2,074	-	30,967

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 14 - Leases (cont’d)

2.	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2024
€ in thousands
Less than one year	714
One to five years	3,328
More than five years	21,996

Total	26,038

Current maturities of lease liability	714

Long-term lease liability	25,324

3.	Additional information on leases

(a)	Amounts recognized in profit or loss

	2024	2023	2022
	€ in thousands

Depreciation on right-of-use asset	629	718	743
Interest expenses on lease liability	337	*407	*370

*	Including the amounts of €66 thousand and €74 thousand that were presented as a discontinued operation and classified as held for sale for 2023 and 2022, respectively.

The remainder of the depreciation and the interest is capitalized to fixed assets, including the amounts of €111 thousand and €117 thousand recorded in the depreciation expenses that were presented as a discontinued operation and classified as held for sale for 2023 and 2022, respectively.

(b)	Short-term leases

As mentioned in Note 3F regarding material accounting policies, the Company, in accordance with the practical expedient, accounts for short-term leases and leases of low-value assets as expenses on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space in the amount of approximately €264 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 15 - Transactions and Balances with Related Parties

A.	On December 30, 2008, the Company’s shareholders approved the terms of a management services agreement entered into among the Company, Kanir Joint Investments (2005) Limited Partnership (“Kanir”), the one of the Company’s the one of the Company’s controlling shareholders, and, effective as of March 31, 2008 (the “Previous Management Agreement”). The aggregate annual management fee under the Previous Management Agreement, as updated, was $400 thousand.

The Company entered into an Amended and Restated Management Services Agreement, effective July 1, 2021 (the “Management Agreement”), which provided, among other things, for the payment of NIS 1,386 thousand, (approximately €365 thousand) per year to Meisaf Blue & White Holdings Ltd. (“Meisaf”), a company controlled by the Company’s controlling shareholder and former chairman of the board in consideration for the services provided by Meisaf, including the service of Mr. Nehama as the Company Chairman of the Board in no less than a 77% position, and the payment of NIS 1,800 million (approximately €474 thousand) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich (“Keystone”) (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as the Company Chief Executive Officer in a full-time position and as a Board member.

The Management Agreement was valid until June 30, 2024. At the annual meeting of the Company’s shareholders held on July 25, 2024, the Management Agreement was extended through June 30, 2027 and the fees were updated based on indexation to the Israeli CPI to an annual payment of approximately NIS 1,541.3 thousand (approximately €406 thousand) to Meisaf and NIS 2,001.7 thousand (approximately €527 thousand) to Kanir and Keystone.

On November 25, 2024, Mr. Shlomo Nehama resigned his position as Chairman of the Board and the Management Agreement was immediately terminated pursuant to its terms with respect to Meisaf.

The Company sub-leases a small part of its office space to a company controlled by Mr. Shlomo Nehama, a controlling shareholder, at a price per square meter based on the price that it pays under its lease agreements. This sub-lease agreement was approved by the Company’s Board of Directors.

The Company employs the son of Mr. Shlomo Nehama as a project manager in connection with the development activities of solar plants in Texas, USA. The annual cost of employment of Mr. Nehama’s son, for the year ended December 31, 2024, as approved by the Company’s shareholders, is approximately NIS 381 thousand (approximately €96 thousand).

B.	Compensation to key management personnel and interested parties (including directors)

Certain directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by, or provide consulting services to, the Company:

	Year ended December 31
	2024		2023		2022
	Number of		Number of		Number of
	People	Amount	People	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Short-term Benefits	3	707	3	703	3	994
Post-employment Benefits	2	66	2	66	2	72
Share-based payments	3	74	3	80	3	69

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 15 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

On November 25, 2024, Mr. Ben Sheizaf was appointed as a Board member and the Chairman of the Board. At an extraordinary meeting of the Company’s shareholders held on January 30, 2025, its shareholders approved the execution of an Active Chairman Agreement with Mr. Sheizaf, effective November 25, 2024. Pursuant to the Active Chairman Agreement, Mr. Sheizaf is entitled to receive an annual fee of NIS 1,200 thousand (approximately €316 thousand) for his services as an active Chairman at a 60% position.

Compensation to directors (excluding compensation paid under the Management Agreement and the Active Chairman Agreement):

	Year ended December 31
	2024		2023		2022
	Number of		Number of		Number of
	people	Amount	people	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to directors not employed by the Company	4	117	4	80	4	90
Share-based payments	4	22	4	28	4	36

C.	Debts and loans to related and interested parties

					Interest income recognized in statement of
	The terms of the loan		Balance as at December 31		income for the year ended December 31
	Interest	Linkage
	rate	base	2024	2023	2024	2023	2022
	%		€ thousands
Ellomay Luzon Energy (see Note 6A)	8.1	NIS+ Israeli CPI	-	-	-	267	1,398

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 16 - Equity

A.	Composition of share capital

As of December 2024, 2023 and 2022 the Company’s share capital consisted of 17,0000,000 authorized ordinary share (par value NIS 10.00) and 12,852,585 issued and outstanding shares (net of 258,046 Ordinary shares held as treasury share, all of which have been purchased according to share buyback programs that were authorized by the Company’s Board of Directors).

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €16,956 thousand based on the Euro/NIS exchange rate at that time) (see Note 12B).

During 2022, one of the Company’s employees exercised options to purchase 3,290 ordinary shares, respectively. No options were exercised during 2024 and 2023.

On January 16, 2024, the Company completed a public offering in Israel of Series F Debentures (see Note 12B) with an aggregate principal amount of NIS 170 million (approximately €41 million based on the Euro/NIS exchange rate at that time) and 1,020,000 Series 2 Warrants, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 80 (subject to adjustments upon customary terms), which expire on January 5, 2028. Of the total proceeds of the offering, an amount of NIS 10,046 thousand (approximately €2,449 thousand based on the Euro/NIS exchange rate at that time) was recognized in Current liabilities in connection with the Series 2 Warrants. As of December 31, 2024, the amount of the liability was €1,410 thousand.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 16 - Equity (cont’d)

C.	Translation reserve from foreign operation

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

D.	Capital management in the Company

The Company’s capital management objectives are:

1.	To preserve the Company’s ability to ensure business continuity thereby creating a return for the shareholders, investors and other interested parties.

2.	To ensure adequate return for the shareholders by making reasonable investment decisions based on the level of internal rate of return that is in line with the Company’s business activity.

3.	To maintain healthy capital ratios in order to support business activity and maximize shareholders’ value.

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2024	2023	2022
	€ thousand

Expenses arising from share-based payment transactions	112	122	127

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the share option plans during 2024, 2023 or 2022. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2024	2023	2022
Dividend yield	0%	0%	0%
Expected volatility	0.569	0.509	0.405
Risk-free interest	4.16%	4.92%	2.9%
Expected life (in years)	2-3	2-3	2-3
Exercise price	12.02	16.11	27.22

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 17 - Share-Based Payment (cont’d)

A.	Expenses recognized in the financial statements (cont’d)

All options granted during 2024, 2023 and 2022 were granted with an exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise prices of options on dates of grant are as follows:

	Equal market price
	2024	2023	2022
	US$
Weighted average exercise prices	12.02	16.11	27.22

Weighted average fair value on grant date	4.10	5.11	7.27

B.	Stock Option Plans

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

During each of the years 2024, 2023 and 2022, the Company granted to directors options to purchase an aggregate amount of 4,000, 4,616 and 4,000 ordinary shares, respectively, under the 1998 Plan.

As of December 31, 2024, options to purchase 17,865 ordinary shares are outstanding and 19,551 ordinary shares are available for future grants under the 1998 Plan.

In August 2000, the Company’s board of directors adopted the 2000 Stock Option Plan (the “2000 Plan”). The reserve under the 2000 Plan was increased several times. The options usually vest over a three-year period. The exercise price of the options under the 2000 Plan is determined to be not less than 80% of the fair market value of the Company’s ordinary shares at the time of grant, and they usually expire 10 years after the date of grant. In June 2008 and June 2018, the term of the 2000 Plan was extended by additional 10-year periods and the current expiration date of the 2000 Plan is August 31, 2028.

As of December 31, 2024, options to purchase 34,645 ordinary shares are outstanding and 547,206 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 17 - Share-Based Payment (cont’d)

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2024		2023		2022
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at beginning of year	54,010	26.28	49,394	26.98	48,684	26.16
Granted during the year	4,000	12.02	4,616	16	4,000	27.22
Exercised during the year	-	-	-	-	(3,290)	11.19
Expired during the year	5,500	21.03	-	-	-	-

Outstanding at end of year	52,510	25.74	54,010	26.28	49,394	26.98
Exercisable at end of year	48,510	26.87	38,394	26.63	23,394	25.25

The weighted average remaining contractual life for the share options outstanding as of December 31, 2024 was 7.98 years (as of December 31, 2023 was 8.23 years and as of December 31, 2022 was 8.40 years).

The range of exercise prices for share options outstanding as of December 31, 2024: $8.95- $34.44 (as of December 31, 2023 and 2022 the range was $8.41- $34.44).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss)

A.	Revenues

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Revenues from the sale of solar electricity	25,373	31,813	39,601
Revenues from the sale of gas and power produced by anaerobic digestion plants	15,094	17,021	12,640
Total revenues	40,467	48,834	52,241

B.	Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Depreciation from fixed assets	15,258	15,405	14,954
Depreciation from right-of-use assets	629	607	626
Professional services	1,541	2,549	2,232
Operating and maintenance services	14,681	16,276	13,827
System operator charges	1,688	2,385	6,882
Insurance	746	842	649
Other	1,147	809	81
Total operating costs	35,690	38,873	39,251

C.	General and Administrative Expenses

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Salaries and related compensation	1,848	1,797	2,151
Professional services	3,275	2,306	2,367
Other	940	1,180	1,337
Total general and administrative expenses	6,063	5,283	5,855

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (Cont’d)

D.	Financing Income and Expenses:

1.	Financing income

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Interest income	2,495	2,015	402
Change in fair value of derivatives, net	1,140	251	605
Gain from exchange rate differences, net	-	6,732	6,041
Total financing income	3,635	8,998	7,048

2.	Financing expenses

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Debentures interest and related expenses	6,641	3,876	2,130
Interest and commissions related to projects finance	5,938	5,825	5,852
Amortization of capitalized expenses related to projects finance	252	252	246
Interest on minority shareholder loan	2,144	2,014	1,529
Bank charges and other commissions	206	247	471
Interest on lease liability	337	341	296
Loss from exchange rate differences, net	7,768	-	-
Total financing expenses	23,286	12,555	10,524

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

The tax rate that is relevant to the Company in the years 2022-2024: 23%.

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

Both resident and non-resident companies are subject to regional income tax (IRAP), but only on income arising in Italy at the rate from 3.9% to 4.82%, depending on the region.

Italian companies are allowed to deduct financing expenses in an amount up to 30% of their EBITDA, with the remainder being carried forward to following years.

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

Dutch taxation

In 2024 and 2023, the Dutch corporate income tax rate was 19% on the first €200 thousand of taxable profits, and 25.8% on taxable profits exceeding that amount. In 2022, 15% on the first €395 thousand of taxable profits and 25% on taxable profits exceeding that amount.

USA taxation

The federal tax rate is 21%, and the state tax rate in Texas is 0.75%.

B.	Composition of income tax benefit (taxes on income):

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Current tax expense
Current year	(687)	(932)	(1,826)
	(687)	(932)	(1,826)
Deferred tax income
Creation and reversal of temporary differences	2,111	1,655	174
Adjustments for prior years, net	-	713	-
	2,111	2,368	174
Tax benefit (taxes on income)	1,424	1,436	(1,652)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 19 - Taxes on Income (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2024	2023	2022
	€ in thousands

Profit (loss) before taxes on income	(10,567)	976	1,081
Primary tax rate of the Company	23%	23%	23%
Tax benefit (tax expenses) calculated according to the Company’s primary tax rate	2,430	(224)	(249)
Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	140	(72)	(488)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	2,544	994	277
Difference between measurement basis of income (expenses) for tax purposes and measurement basis of income (expenses) for financial reporting purposes	(235)	(47)	(706)
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	156	713	282
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	18	1,363	566
Change in temporary differences for which deferred tax were not recognized	260	106	-
Current year tax losses and benefits for which deferred taxes were not created	(3,639)	(1,275)	(1,199)
Permanent differences	(250)	(122)	(135)

Actual tax benefit (taxes on income)	1,424	1,436	(1,652)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 19 - Taxes on Income (cont’d)

D.	Carry forward tax losses:

As of December 31, 2024, Ellomay Capital Ltd. had carry forward tax losses in the amount of approximately €3.8 million. In addition, Ellomay Capital Ltd. had carry forward capital tax losses in the amount of approximately €1.4 million, which have no expiration date. Deferred taxes of Ellomay Capital Ltd. have not been recognized because the Company’s management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

As of December 31, 2024, the Company’s Dutch subsidiaries had carry forward tax losses and deductions aggregating to approximately €22 million. Of such carry forward tax losses, a deferred tax asset amounting to approximately €1.5 million was not recorded.

As of December 31, 2024, the Company’s Italian subsidiaries had carry forward tax losses and deductions aggregating to approximately €11.4 million. Of such carry forward tax losses, a deferred tax asset amounting to approximately €1.3 million was not recorded.

As of December 31, 2024, the Company’s Luxembourg subsidiary had carry forward tax losses and deductions aggregating to approximately €2.4 million which deferred tax asset was not recorded.

As of December 31, 2024, Texas USA Solar subsidiaries had a federal net operating loss carry forward of approximately $1 million (approximately €1 million) and a federal investment tax credit carry forward of approximately $13.6 million (approximately €13 million). Of such carry forward tax losses and credits, a deferred tax asset amounting to approximately $14.6 million (approximately €14 million) was not recorded. The federal net operating loss will be carried forward indefinitely and the investment tax credit will expire in 2044.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 19 - Taxes on Income (cont’d)

E.	Deferred taxes:

	Fixed assets and leases	Swap contract	Carry-forward tax deductions and losses	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2024	(1,350)	(1,645)	9,156	6,161
Changes recognized in profit or loss	735	-	1,376	2,111
Changes recognized in other comprehensive income	-	(1,842)	-	(1,842)
Balance of deferred tax asset (liability) as at December 31, 2024	(615)	(3,487)	10,532	6,430

	Financial assets	Fixed assets and leases	Swap contract	Carry-forward tax deductions and losses	Total
	€ in thousands
Balance of deferred tax asset (liability) as at January 1, 2023	(3,642)	(2,124)	14,944	7,562	16,740
Changes recognized in profit or loss	690	774	-	1,594	3,058
Changes recognized in other comprehensive income	235	-	(16,589)	-	(16,354)
Transfer to disposal groups held for sale (see Note 23)	2,717	-	-	-	2,717
Balance of deferred tax asset (liability) as at December 31, 2023	-	(1,350)	(1,645)	9,156	6,161

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2024, 2023 and 2022 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2024	2023	2022
	€ in thousands (other than share and per share data)
Net profit (loss) attributed to owners of the Company	(6,524)	2,219	(357)

Net profit (loss) attributed to owners of the Company from continuing operations	(6,661)	4,006	(1,068)

Net profit (loss) attributed to owners of the Company from discontinued operation. See Note 23.	137	(1,787)	711

Weighted average ordinary shares outstanding(1)	12,852,585	12,852,585	12,850,118

Dilutive effect:
Stock options and warrants	-	3,462	-

Diluted weighted average ordinary shares outstanding	12,852,585 (2)	12,856,047 (2)	12,850,118 (2)

Basic net earning (loss) per share	(0.51)	0.17	(0.03)

Diluted net earning (loss) per share	(0.51)	0.17	(0.03)

Basic profit (loss) per share from continuing operations	(0.52)	0.31	(0.08)

Diluted profit (loss) per share from continuing operations	(0.52)	0.31	(0.08)

Basic profit (loss) per share from discontinued operation	0.01	(0.14)	0.05

Diluted profit (loss) per share from discontinued operation	0.01	(0.14)	0.05

(1)	Net of treasury shares.
(2)	In 2024, 2023 and 2022 share options and warrants did not have a dilutive effect.

As of December 31, 2024, 1,844 thousand options and warrants (in 2023 and 2022: 794 thousand and 794 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

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

To manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2024	2023
	€ in thousands
Derivatives presented under current assets
Swap contracts	146	275

Derivatives presented under non-current assets
Swap contracts	716	607
Financial power swap	15,258	10,341
	15,974	10,948

Derivatives presented under current liabilities
Forward	(1)	-
Swap contracts	(43)	-
Financial power swap	(1,831)	(4,643)
	(1,875)	(4,643)

Derivatives presented under non-current liabilities
Swap contracts	(288)	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

A.	Overview (cont’d)

The following table sets forth the details of the Company’s financial power swap and swap contracts with banking institutions:

	December 31, 2024
	Currency/ linkage/ interest rate	Currency/ linkage/ interest rate	Date of	Fair value - € in
	receivable	Payable	expiration	thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	862
Euro 9.6 million interest swap transaction for a period of 13 years, semi-annually.	Euribor 6 months	Fixed 0.465%	June 30, 2037	(331)
Financial power swap - electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	13,427
Forward Dollar/NIS contracts with an aggregate Dollar denominated principal of $2 million.	weighted average rate of approximately 3.65		Jan-25	(1)

B.	Risk management framework

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

The Company’s Audit Committee oversees how management monitors compliance with the Company’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Company. The Company’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk

As at December 31, 2024, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits

As at December 31, 2024 and 2023, the Company had cash and cash equivalents in the amount of €41,134 thousand and €51,127 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Restricted cash

As at December 31, 2024 and 2023, the Company had a balance of current restricted cash in an amount of €656 thousand and €810 thousand, respectively, and a balance of non-current restricted cash of €17,052 thousand and €17,386 thousand, respectively. See also Note 5.

Trade and Revenue Receivables

As at December 31, 2024 and 2023, the Company had a balance of trade receivables of €980 thousand and €205 thousand, respectively. This balance mainly refers to the sale of electricity from the activity in Spain due within 7 days from issuance. As at December 31, 2024 and 2023, the Company had a balance of revenue receivables of €4,413 thousand and €1,013 thousand, respectively. The balance as of December 31, 2024 refers to amounts to be paid mainly from the facilities in the Netherlands related to gas subsidies due by July 2025, the deadline set by government authorities for settlement of income from 2024.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company’s management estimations, there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies or by established companies that pay on a weekly or monthly basis.

Other receivables

As at December 31, 2024 and 2023, the Company had a balance of government authorities’ receivables of €5,886 thousand and €4,851 thousand, respectively. This balance refers to VAT receivables in Spain, Italy, Israel and the Netherlands.

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

As of December 31, 2024, the Company had a negative working capital of approximately €23,827 thousand.

The Company’s Board of Directors reviewed the Company’s financial position, outstanding debt obligations and the Company’s existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2024, does not indicate a liquidity problem. In making such determination, the Company’s Board of Directors noted the following:

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

(i)	the issuance of Series G Debentures in consideration for approximately NIS 214.5 million, which was completed after December 31, 2024 and therefore not reflected on the Company’s balance sheet (See Note 24).

(ii)	the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, and

(iii)	the Company’s positive cash flow from operating activities during the year ended December 31, 2023 and 2024.

The cash surpluses held by Company that are not required for financing their current activity, are invested in interest-bearing investment channels such as short-term deposits. These investment channels are chosen by the Company’ managements based on future forecasts of the cash the Company will require in order to meet its liabilities. Cash flow forecasts are determined on both an individual company basis and a consolidated basis. The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants.

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2024
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities
Long-term loans, including current maturities	303,496	401,355	34,629	48,225	49,960	268,541

Debentures	191,529	227,731	46,750	85,480	82,181	13,320

Lease liabilities	26,038	49,029	1,613	4,101	4,742	38,573

Trade payables, other accounts payable and other long-term liabilities	17,597	17,597	16,724	873	-	-
	538,660	695,712	99,716	138,679	136,883	320,434

Derivative finance liabilities
Swap contract	331	331	43	121	70	97

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2023
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities
Long term loans, including current maturities	281,938	375,334	21,883	41,743	59,691	252,017

Debentures	140,087	158,051	41,100	72,088	30,738	14,125

Lease liabilities	24,380	47,011	1,916	3,895	3,903	37,297

Trade payables, other accounts payable and other long-term liabilities	14,496	14,496	13,703	793	-	-
	460,901	594,892	78,602	118,519	94,332	303,439

Derivative finance liabilities
Financial power swap	(5,698)	(5,698)	4,643	(4,267)	(6,292)	218

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The principal risks that the Company faces, as assessed by management, are as follows: a change in the regulation applicable to the area of activity, a change in the electricity prices or the tariffs as approved by the relevant electricity authorities in the countries in which the Company operates, changes in the situation of the electricity and gas market, and political and security events.

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

The Company holds cash and cash equivalents, short-term deposits, and restricted cash in various currencies, including Euro, USD and NIS. The Company’s holdings in its European Solar Plants and projects under development are denominated in Euro, its holdings in projects constructed and under development in the US are denominated in USD and its holdings in projects under development in Israel and its indirect holdings in Dorad are denominated in NIS. The Company believes that the composition of its assets and liabilities, which are denominated in USD, Euro and NIS, sufficiently mitigates a substantial portion of its foreign currency risk.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follow:

	December 31, 2024
	Non-monetary/ Non finance	NIS	USD	EURO	Total
	€ in thousands
Current assets:
Cash and cash equivalents	-	28,147	1,831	11,156	41,134
Restricted cash	-	-	-	656	656
Intangible asset from green certificates	178	-	-	-	178
Trade and revenue receivables	-	-	-	5,393	5,393
Other receivables	1,215	1,872	62	12,192	15,341
Derivatives asset ST	-	-	-	146	146
Non-current assets:
Investments in equity accounted investees	41,324	-	-	-	41,324
Advances on account of investments	547	-	-	-	547
Fixed assets	482,747	-	-	-	482,747
Right-of-use asset	34,315	-	-	-	34,315
Restricted cash and deposits	-	5,004	-	12,048	17,052
Deferred tax	9,039	-	-	-	9,039
Long term receivables	12,874	537	-	-	13,411
Derivatives	-	-	-	15,974	15,974
Current liabilities:
Current maturities of long-term bank loans	-	-	(9,551)	(11,765)	(21,316)
Current maturities of long-term loans	-	-	-	(5,866)	(5,866)
Current maturities of debentures	-	(35,706)	-	-	(35,706)
Trade payables	-	(255)	(4,269)	(4,332)	(8,856)
Other payables	(178)	(6,466)	(51)	(4,201)	(10,896)
Current maturities of derivatives	-	(1)	-	(1,874)	(1,875)
Current maturities of lease liabilities	-	(118)	(10)	(586)	(714)
Warrants	-	(1,446)	-	-	(1,446)

Non-current liabilities:
Long-term lease liabilities	-	(3,350)	(2,021)	(19,953)	(25,324)
Liabilities to banks	-	(79,541)	-	(166,325)	(245,866)
Other long-term loans	-	(10,209)	-	(20,239)	(30,448)
Debentures	-	(155,823)	-	-	(155,823)
Deferred tax	(2,609)	-	-	-	(2,609)
Other long-term liabilities	-	(939)	-	-	(939)
Derivatives				(288)	(288)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	579,452	(258,294)	(14,009)	(177,864)	129,285

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2023
	Non-monetary/ Non finance	NIS (*)	USD	EURO	Total
	€ in thousands
Current assets:
Cash and cash equivalents	-	34,990	4,199	11,938	51,127
Short-term deposits	-	997	-	-	997
Restricted cash	-	-	-	810	810
Intangible asset from green certificates	553	-	-	-	553
Trade and revenue receivables	-	-	-	1,218	1,218
Other receivables	2,584	2,660	-	5,255	10,499
Derivatives asset ST	-	-	-	275	275
Assets of disposal groups classified as held for sale	28,297	-	-	-	28,297
Non-current assets:
Investments in equity accounted investees	31,772	-	-	-	31,772
Advances on account of investments	898	-	-	-	898
Fixed assets	407,982	-	-	-	407,982
Right-of-use asset	30,967	-	-	-	30,967
Restricted cash and deposits	-	3,558	-	13,828	17,386
Deferred tax	8,677	-	-	-	8,677
Long term receivables	9,350	1,096	-	-	10,446
Derivatives	-	-	-	10,948	10,948
Current liabilities:
Current maturities of long-term bank loans	-	-	-	(9,784)	(9,784)
Current maturities of long-term loans	-	-	-	(5,000)	(5,000)
Current maturities of debentures	-	(35,200)	-	-	(35,200)
Trade payables	-	(832)	(154)	(4,263)	(5,249)
Other payables	(553)	(9,445)	-	(861)	(10,859)
Current maturities of derivatives	-	-	-	(4,643)	(4,643)
Current maturities of lease liabilities	-	(105)	(10)	(585)	(700)
Liabilities of disposal groups classified as held for sale	(17,142)	-	-	-	(17,142)
Warrants	-	(84)	-	-	(84)
Non-current liabilities:
Long-term lease liabilities	-	(3,176)	(2,150)	(18,354)	(23,680)
Long-term loans	-	(69,685)	-	(168,096)	(237,781)
Other long-term bank loans	-	(8,452)	-	(20,921)	(29,373)
Debentures	-	(104,887)	-	-	(104,887)
Deferred tax	(2,516)	-	-	-	(2,516)
Other long-term liabilities	-	(855)	-	-	(855)

Total exposure in statement of financial position in respect of financial assets and financial liabilities	500,869	(189,420)	1,885	(188,235)	125,099

(*)	Including items linked to the Israeli CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2024	(5.9)	1.041	(5.4)	3.796
1 Euro in 2023	3.7	1.106	6.9	4.012

(b)	Sensitivity analysis

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

	December 31, 2024
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	667	(737)
5% in NIS	(12,915)	12,915

	December 31, 2023
	Increase	Increase
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	(90)	99
5% in NIS	(9,471)	9,471

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

The Company is exposed to changes in fair value, as a result of changes in interest rate in connection with its loans and borrowings. The debt instruments of the Company bear interest at variable rates.

The Company entered into various project finance agreements that are based on EURIBOR rate, US prime rate and on the Bank of Israel interest rate and therefore it may be affected by adverse movements in interest rates. The Company utilizes interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. The Company’s interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates.

Sensitivity analysis

A change in interest rate would have increased (decreased) the profit in the financial statements by the amounts shown below:

	December 31,
	2024	2023
	Profit or loss	Profit or loss
	€ in thousands

Increase of 1%	1,098	736
Increase of 3%	2,898	2,204
Decrease of 1%	(703)	(734)
Decrease of 3%	(2,504)	(2,201)

(3)	Electricity market prices risk

As a result of the Company’s operations in the electricity market, the Company is exposed to the impact of changes in electricity prices.

In order to manage its exposure to changes in the electricity prices, in June 2018, Talasol executed the Talasol PPA. The power produced by the Talasol Solar Plant is expected to be sold by Talasol in the open market for the then current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure approximately 80% of its income for the power production included under the Talasol PPA. The hedge transaction becomes effective on Talasol requesting that the counter party fix the fixed price pursuant to the price adjustment mechanism. The Talasol PPA became effective in March 2019 and its accounting treatment is according to cash flow hedge.

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

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2024
		Fair value
	Carrying amount	Level 1	Level 2	Level 3	Valuation techniques for determining fair value	Inputs used to determine fair value
	€ in thousands
Non-current liabilities:
Debentures	191,529	189,090	-	-
Loans from banks and others (including current maturities)	303,496	-	246,554	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	495,025	189,090	246,554	-

	December 31, 2023
		Fair value
	Carrying				Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	140,087	134,464	-	-
Loans from banks and others (including current maturities)	281,938	-	231,057	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	422,025	134,464	231,057	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31,
	2024	2023
%
Non-current liabilities:
Loans from banks	Discount rate of Euribor+ 2% and + 2.5% with a zero floor	Discount rate of Euribor+ 2% with a zero floor
Loans from banks	fixed rate for several years 3.1%-6% Linkage to Euribor	fixed rate for several years 3.1%-6% Linkage to Euribor
Loans from banks	2.75%-4.78% Linkage to Consumer price index in Israel	2.58%-4.78% Linkage to Consumer price index in Israel
Loans from banks	Floating interest rate based on the USA Bank Rate minus a spread of 0.75%.	Floating interest rate based on the Bank of Israel Rate plus a spread of 4.35%.
Loans from banks	fixed rate of 2.58%-3.03%	fixed rate of 2.58%-3.03%
Loans from others	Euribor+ 5.27%	Euribor+ 5.27%
Loans from others	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair values hierarchy (Cont’d)

	December 31, 2024
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(1,446)	-	-	(1,446)	Fair value is measured at trade market.
Swap contracts	-	862	-	862	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Swap contracts		(331)		(331)	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap			13,427	13,427	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.
Forward	-	-	(1)	(1)	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

	December 31, 2023
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(84)	-	-	(84)	Fair value is measured at trade market.
Swap contracts	-	882	-	882	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap	-	-	5,698	5,698	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets
(liability)
Financial power swap
€ in thousands

Balance as at January 1, 2023	(61,537)
Total income recognized in profit or loss	13,777
Total income recognized in other comprehensive income	53,548
Balance as at December 31, 2023	5,698
Total income recognized in profit or loss	(127)
Total income recognized in other comprehensive income	7,856
Balance as at December 31, 2024	13,427

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●	Italy – Solar Plants – Operation of installations that convert the energy in sunlight into electrical energy that include approximately 19.7 MW that were connected to the national grid during the year ended December 31, 2024, approximately 18.1 MW that were connected to the national grid during the first quarter of 2025 and approximately 183 MW that have reached RtB status.

●	Spain – Solar Plants as follows:

(i)	approximately 7.9MWp aggregate installed capacity of solar power plants in Spain;

(ii)	Ellomay Solar S.L.U, a solar plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain, that was connected to the electricity grid at June 24, 2022; and

(iii)	51% of Talasol, with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

●	USA – Solar Plants with installed capacity of approximately 27.4 MW that have finished construction and were placed in service and approximately 22.5 MW that have reached RtB status, all in the Dallas Metropolitan area, Texas,.

●	Netherlands – Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V. (BioGas), project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively.

●	Israel –

(i)	9.375% indirect interest in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 850 MW, located south of Ashkelon, Israel;

(ii)	Pumped storage hydro power plant (Manara) – 83.333% indirect interest in a company constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel; and

(iii)	a solar plant of approximately 9 MWp installed capacity in Israel, that was sold during 2024 (see Note 23).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments (cont’d)

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

The Company presented the segments per geographical areas, as the information collected and analyzed by the CODM in connection with the segments is presented based on the physical location of the relevant operations.

The Company revised the headlines of its segment results to present the results also by geography. The change in presentation did not impact the segment results and the segment presentation for prior periods has been conformed to the current period segment presentation.

The CODM reviews the NIS denominated information on Dorad and the Solar Plant located in Israel (See Note 23) and the information presented in the tables below is translated into euro. The CODM reviews the results of Dorad according to the Company’s share in Dorad. In the reports analyzed by the CODM, the Solar Plant located in Israel is presented under the fixed asset model and not under the financial asset model as per IFRIC 12, see the adjusted gross profit calculation.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments (cont’d)

Factors that management used to identify the Company’s reportable segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2024
	€ in thousands

Revenues	2,293	2,974	1,741	18,365	-	15,094	67,084	-	278	107,829	(67,362)	40,467
Operating expenses	(109)	(519)	(593)	(4,695)	-	(13,887)	(50,065)	-	(142)	(70,010)	50,207	(19,803)
Depreciation and amortization expenses	(89)	(919)	(1,088)	(11,453)	-	(2,316)	(2,489)	-	(48)	(18,402)	2,515	(15,887)
Gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	88	19,417	(14,640)	4,777

Adjusted gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	317	19,646	(14,869)	4,777
Project development costs												(4,101)
General and administrative expenses												(6,063)
Share of income of equity accounted investee												11,062
Other income, net												3,409
Operating profit												9,084
Financing income												2,495
Financing income in connection with derivatives and warrants, net												1,140

Financing expenses, net												(23,286)
Profit before taxes on income												(10,567)

Segment assets as at December 31, 2024	67,546	12,633	19,403	225,452	55,564	32,360	109,579	186,333	-	708,870	(31,613)	677,257

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation and the plant was sold in June 2024. The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments (cont’d)

Factors that management used to identify the Company’s reportable segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2023
	€ in thousands

Revenues	-	2,791	4,051	24,971	-	17,021	63,973	-	675	113,482	(64,648)	48,834
Operating expenses	-	(517)	(1,825)	(5,786)	-	(14,733)	(47,322)	-	(342)	(70,525)	47,664	(22,861)
Depreciation and amortization expenses	-	(912)	(946)	(11,459)	-	(2,670)	(5,689)	-	(461)	(22,137)	6,125	(16,012)
Gross profit (loss)	-	1,362	1,280	7,726	-	(382)	10,962	-	(128)	20,820	(10,859)	9,961

Adjusted gross profit (loss)	-	1,362	1,280	7,726	-	(382)	10,962	-	1,223	22,171	(12,210)	9,961
Project development costs												(4,465)
General and administrative expenses												(5,283)
Share of income of equity accounted investee												4,320
Other income, net												-
Operating profit												4,533
Financing income												8,747
Financing income in connection with derivatives and warrants, net												251

Financing expenses, net												(12,555)
Profit before taxes on income												976

Segment assets as at December 31, 2023	43,071	12,807	19,691	231,142	6,612	31,164	97,339	172,096	28,297	642,219	(29,367)	612,852

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation, and the plant was sold in June 2024. The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €3,844 thousand) and depreciation expenses (approximately €1,818 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments (cont’d)

Factors that management used to identify the Company’s reportable segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2022
	€ in thousands

Revenues	-	3,264	3,597	32,740	-	12,640	62,813	-	1,119	116,173	(63,932)	52,241
Operating expenses	-	(322)	(1,399)	(8,764)	-	(13,186)	(47,442)	-	(418)	(71,531)	47,860	(23,671)
Depreciation and amortization expenses	-	(908)	(427)	(11,400)	-	(2,824)	(6,339)	-	(512)	(22,410)	6,830	(15,580)
Gross profit (loss)	-	2,034	1,771	12,576	-	(3,370)	9,032	-	189	22,232	(9,242)	12,990
Adjusted gross profit (loss)	-	2,034	1,771	12,576	-	(3,370)	9,032	-	1,565	23,608	(10,618)	12,990
Project development costs												(3,784)
General and administrative expenses												(5,855)
Share of income of equity accounted investee												1,206
Other income, net												-
Operating profit												4,557
Financing income												6,443
Financing income in connection with derivatives and warrants, net												605

Financing expenses, net												(10,524)
Profit before taxes on income												1,081

Segment assets as at December 31, 2022	22,608	14,577	20,090	244,584	-	32,002	107,079	137,432	34,750	613,122	(36,965)	576,157

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation and the plant was sold in June 2024. The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €4,546 thousand) and depreciation expenses (approximately €2,051 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 22 - Operating Segments (cont’d)

Geographical information

The Company is domiciled in Israel and it operates in Israel, Spain, Italy and USA through its subsidiaries that promote, develop and own Solar Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Ellomay Luzon Energy.

The following table lists the revenues from the Company’s operations in Italy, Spain, Israel and the Netherlands:

	For the year ended December 31
	2024	2023	2022
	€ in thousands
Italy solar segment	2,293	-	-
Spanish solar segment	2,974	2,791	3,264
Ellomay Solar segment (Spain)	1,741	4,051	3,597
Talasol solar segment (Spain)	18,365	24,971	32,740
Netherlands biogas segment	15,094	17,021	12,640

Total revenues	40,467	48,834	52,241

The following table lists the non-current assets, net from the Company’s operations in Spain, Israel, USA, Italy and the Netherlands:

	As at December 31
	2024	2023
Non-current assets (*)	€ in thousands
Spain	222,892	238,580
Israel	229,665	195,248
USA	53,750	6,041
Italy	58,038	33,711
Netherlands	25,051	25,871
Total fixed assets, net	589,396	499,451

(*)	Other than financial instruments, deferred tax assets and employee benefit assets.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 23 - Discontinued operation and Disposal Groups Held for Sale

On December 31, 2023, the Company executed an agreement to sell its holdings in the Talmei Yosef Solar Plant (the “Talmei Agreement”). The Talmei Agreement provides for the sale of the Company’s holdings in the Talmei Yosef Solar Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million (approximately €1 million) in the event the Talmei Yosef Solar Plant will produce more than 18 million Kwh during 2024. The Agreement further provides for a cutoff date of June 30, 2023, and at closing the parties will determine whether an adjustment to the purchase price is required reflect the Company’s entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company. The Talmei Agreement includes customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million (approximately €2.2 million) and limited to a period of 18 months from the closing date.

The sale of the Talmei Yosef Solar Plant was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million). There were no subsequent adjustments of such consideration.

In connection with the sale of the Talmei Yosef Solar Plant, the Company presents the results of the Talmei Yosef Solar Plant as a discontinued operation. The assets and liabilities of the Talmei Yosef Solar Plant were presented as held for sale for the year 2023 and 2022.

In 2023, an impairment loss of €2,565 thousand on the re-measurement of the disposal group to the lower of its carrying amount and its fair value based on Talmei Agreement, based on Talmei Agreement, less costs to sell, has been recognized in the Company’s statement of income. An additional loss of €602 thousand was recognized in the Company’s statement of income for the year ended December 31, 2024.

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
17,142

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 23 - Discontinued operation and Disposal Groups Held for Sale (cont’d)

Results attributable to discontinued operation

	For the five months ended June 3,	For the year ended December 31
	2024	2023	2022
	€ in thousands
Results of discontinued operation
Revenue	278	675	1,119
Operating expenses	(142)	(342)	(418)
Depreciation and amortization expenses	(48)	(461)	(512)
Gross profit (loss) from operating activities	88	(128)	189

General and administrative expenses	(13)	(33)	(37)
Operating profit (loss) from operating activities	75	(161)	152

Financing income	934	1,792	3,121
Financing expenses	(530)	(1,269)	(2,111)
Financing income, net	404	523	1,010

Results from operating activities before taxes on income	479	362	1,162

Taxes on income	(129)	(247)	(451)
Results from operating activities, net of taxes on income	350	115	711

Loss on adjustment to fair value	(602)	(2,565)	-
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-	-
Tax benefit on loss from sale of discontinued operation	134	663	-

Profit (loss) for the year	137	(1,787)	711

Earnings per share
Basic earnings (loss) per share (in €)	0.01	(0.14)	0.06
Diluted earnings (loss) per share (in €)	0.01	(0.14)	0.06

Cash flows from discontinued operation
Net cash from operating activities	1,211	2,587	2,445
Net cash used in investing activities	(264)	(462)	(1,327)
Net cash used in financing activities	(41)	(2,127)	(2,126)

Net cash from (used in) discontinued operation	906	(2)	(1,008)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 24 - Subsequent Events

A.	Public Offering of Series G Debentures

On February 16, 2025, the Company issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of its newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.7 million (approximately €56.7 million as of the issuance date).

The principal amount of Series G Debentures is repayable in seven non-equal installment on December 31 in each of the years 2026 to 2032 (inclusive) as follows: 10% of the principal on the 2026 repayment date, 2.5% of the principal on each of the 2027 and 2028 repayment dates, 10% of the principal on the 2029 repayment date and 25% of the principal on each of the 2030, 2031 and 2032 repayment dates. The Series G Debentures bear a fixed interest at the rate of 6.34% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31, commencing December 31, 2025 through December 31, 2032 (inclusive).

B.	Execution of Financing Agreement in connection with an Italian Solar Portfolio

On February 27, 2025, the Company executed a financing agreement with a European institutional investor for the financing of the construction of 198 MW, including approximately 38 MW of operating projects, which are constructed and connected to the grid, and additional projects with an aggregate capacity of approximately 160 MW that have reached ready-to-build status and for which the EPC agreements were executed.

The Project Finance in an amount of up to €110 million will be provided by way of senior secured notes to be issued in multiple tranches during the construction phase by a wholly-owned subsidiary of Ellomay Luxembourg. All notes are due on December 31, 2047 and to be repaid in semi-annual installments. The notes bear interest from and including the issue date to and excluding the maturity date at the rate of 4.50% per annum, to be paid semi-annually in arrears. The financial closing of the Project Finance is expected to occur in the coming weeks.

C.	Exercise of Right of First Refusal to Purchase Dorad Shares and Commercial Paper

On March 4, 2025, Zorlu, which holds 25% of the issued and outstanding shares of Dorad, entered into Share Purchase Agreements covering its entire holdings in Dorad. One Share Purchase Agreement, executed with several Israeli entities, including The Phoenix Insurance Company Ltd. (the “Dorad SPA”), contemplates the sale of 15% of Dorad’s issued and outstanding shares (the “Offered Shares”).

The Dorad SPA provides for an aggregate purchase price of approximately NIS 424.4 million (approximately $115 million), subject to certain adjustments, and that the consummation of the sale will be subject to customary conditions to closing (including approvals by Dorad’s board of directors, by governmental authorities and by Dorad’s financing entity and the consummation of the other agreement executed by Zorlu in connection with the remaining 10% of Dorad’s issued and outstanding share capital). The Dorad SPA also requires the buyer to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA.

Following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice (the “Sale Notice”) from Zorlu in connection with the Offered Shares.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 24 - Subsequent Events (cont’d)

C.	Exercise of Right of First Refusal to Purchase Dorad Shares and Commercial Paper (cont’d)

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and another shareholder of Dorad, Edelcom, submitted acceptance notices with respect to all of the shares offered under the right of first refusal mechanism (representing 15% of the issued and outstanding shares of Dorad). As a result, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad.

The consummation of the purchase of Dorad’s shares by Ellomay Luzon Energy and by Edelcom is subject to customary conditions to closing (including approvals by Dorad’s board of directors, by governmental authorities and by Dorad’s financing entity and the consummation of the other agreement executed by Zorlu in connection with the remaining 10% of Dorad’s issued and outstanding share capital). Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the shares offered under the right of first refusal should the sale to Edelcom not be consummated for any reason. Pursuant to the Dorad SPA, the closing date is the latest of (i) June 30, 2025 or (ii) such later date falling one business day following the satisfaction of all conditions to closing, but not later than July 15, 2025.

To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company will deposit an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which will serve as collateral to the bank issuing the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. In April 2025, the Company withdrew an amount of NIS 60 million under the Commercial Paper Agreement.

D.	Agreement to Sell 49% of an Italian Solar Portfolio

On April 9, 2025, the Company entered into an investment agreement (the “Clal Agreement”) with Clal Insurance Ltd., a leading Israeli institutional investor, and several of its affiliates (together, “Clal”), for an aggregate investment by Clal of approximately €52 million.

Pursuant to the Clal Agreement, Clal and the Company will set up a new Israeli limited partnership (the “Israeli LP”) in which an entity wholly-owned by the Company will be the general partner and the Company will hold 51% of the limited partner interests and Clal will hold the remaining 49%. The Israeli LP will wholly-own a newly founded Luxembourg entity, to which the Company’s wholly-owned subsidiary, Ellomay Luxembourg, will transfer all of the issued and outstanding shares of seven Italian project companies, who hold a solar portfolio in an aggregate capacity of approximately 198 MW (the “Italian Solar Portfolio”). The Italian Solar Portfolio consists of (a) solar facilities with an aggregate capacity of 38 MW that are connected to the grid and operating and (b) additional solar facilities with an aggregate capacity of 160 MW that have reached Ready-to-Build status and with respect to which Engineering, Procurement and Construction agreements were executed. Project finance agreements were executed with respect to the Italian Solar Portfolio in March 2025 (See Note 24B).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2024

Note 24 - Subsequent Events (cont’d)

D.	Agreement to Sell 49% of an Italian Solar Portfolio (cont’d)

The Clal Agreement includes customary representations and warranties of the Company and Clal and an indemnification mechanism for breaches of representations, warranties and undertakings, subject to customary caps and limitations, as a sole remedy, subject to customary exceptions. The Clal Agreement provides Clal with a right of first look commencing with the consummation of the transactions contemplated by the Clal Agreement with respect to investment in other solar projects currently developed or that will be developed by the Company and its subsidiaries in Italy for an investment under similar terms as the Clal Agreement, mutatis mutandis. Pursuant to the right of first look mechanism, the Company will provide Clal certain information with respect to each project that has reached Ready-to-Build status and the Company decided to advance its construction, and Clal will have a few months to notify the Company that it is interested in investing up to 49% in such projects or any portion thereof upon the terms set forth in the notice provided to Clal by the Company.

The Clal Agreement provides that upon consummation of the transactions contemplated by the Clal Agreement, the Company and Clal will sign a partners agreement (the “Clal PA”) and the Company will issue Clal a warrant (the “Clal Warrant”).

The Clal PA sets forth the relationship between the general partner and the limited partners, the governance and management of the Israeli LP, the funding and financing of the Israeli LP and the mechanism for future transfers of interests in the Israeli LP. Pursuant to the Clal PA, Clal undertakes to provide its pro rata portion of the amounts required for the development of the Italian Solar Portfolio to the Israeli LP, which in turn will fund the Luxembourg subsidiary and the Italian project companies. the Company’s aggregate funding commitment in the Italian Solar Portfolio has already been provided by the Company. The Clal PA also provides for the payment of annual management fees to the Company. The Clal PA provides each limited partner with customary rights, including a full tag-along right in the event of a change in control of the Company and includes customary veto rights. The Clal PA provides that following repayment of partners’ loans, the Israeli LP’s surpluses will be distributed to the limited partners, pro rata to their holdings, on a semi-annual basis, subject to maintaining the working capital required by the Israeli LP for the two following quarters.

The Clal Warrant covers 416,000 ordinary shares of the Company, with an exercise price of NIS 69.7 (approximately $18.5) per share. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event the Company’s shares are traded at a price higher than NIS 80 (approximately $21.2) per share when the Clal Warrant is exercised, the Company, at its discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 and pay Clal the remainder in cash.

Dorad Energy Ltd.

Financial Statements

For the Year Ended December 31, 2024

Dorad Energy Ltd.

Financial Statements as at December 31, 2024

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

Opinion

We have audited the financial statements of Dorad Energy Ltd (“the Company”), which comprise the statements of financial position as of December 31, 2024 and 2023 and the related statements of profit or loss, changes in equity, and cash flows three-years ended December 31, 2024, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the three-years ended December 31, 2024 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with IFRS Accounting Standards, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

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

February 27, 2025

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English Company limited by guarantee

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2024	2023
	Note	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	4	846,565	219,246
Trade receivables and accrued income	5	185,625	211,866
Other receivables	6	32,400	12,095
Total current assets		1,064,590	443,207

Restricted deposits	13.A.1.b	531,569	522,319
Long- term Prepaid expenses	7	79,739	30,053
Fixed assets	8, 1.E	2,697,592	3,106,550
Intangible assets		9,688	7,653
Right of use assets	20	54,199	55,390
Total non-current assets		3,372,787	3,721,965

Total assets		4,437,377	4,165,172

Current maturities of loans from banks	9	321,805	299,203
Current maturities of lease liabilities	20	4,887	4,787
Current tax liabilities	12.B, 1.E	14,016	-
Trade payables	10	168,637	166,089
Other payables	11	14,971	31,446
Total current liabilities		524,316	501,525

Loans from banks	9	1,750,457	1,995,909
Other long-term liabilities	13.A.6	60,987	12,943
Long-term lease liabilities	20	46,809	47,618
Provision for restoration and decommissioning	8.C	38,102	38,985
Deferred tax liabilities	12.C, 1.E	399,282	278,095
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,295,797	2,373,710

Equity	14
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with shareholders		3,748	3,748
Retained earnings		971,306	643,979

Total equity		1,617,264	1,289,937

Total liabilities and equity		4,437,377	4,165,172

/s/ Michal Abadi Boiangiu	/s/ Eli Asulin	/s/ David Bitton
Michal Abadi Boiangiu	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 27, 2025.

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss for the Year Ended December 31

		2024	2023	2022
	Note	NIS thousands	NIS thousands	NIS thousands
Revenues	15	2,863,770	2,722,396	2,369,220

Operating costs of the power plant
Energy costs		574,572	583,112	544,118
Purchases of electricity and infrastructure services		1,372,618	1,244,646	1,088,127
Depreciation and amortization	13.A.9.a, 1.E	106,266	242,104	239,115
Other operating costs	18	190,027	186,024	157,189

Total operating costs of the power plant		2,243,483	2,255,886	2,028,549

Profit from operating the power plant		620,287	466,510	340,671

General and administrative expenses	16, 1.E	23,929	27,668	24,066
Other income		58	39	-

Operating profit		596,416	438,881	316,605

Financing income		184,939	45,286	52,131
Financing expenses		193,825	209,773	271,116

Financing expenses, net	17, 1.E	8,886	164,487	218,985

Profit before taxes on income		587,530	274,394	97,620

Taxes on income	12, 1.E	135,203	63,079	22,340

Net profit for the year		452,327	211,315	75,280

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
	Share	Share	controlling	Retained
	capital	premium	shareholders	earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2024

Balance as at January 1, 2024	11	642,199	3,748	643,979	1,289,937

Dividend distributed (Note 13.A.17)	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024	11	642,199	3,748	971,306	1,617,264
For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed (Note 13.A.17)	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937
For the year ended December 31, 2022

Balance as at January 1, 2022	11	642,199	3,748	497,384	1,143,342

Net profit for the year	-	-	-	75,280	75,280

Balance as at December 31, 2022	11	642,199	3,748	572,664	1,218,622

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows for the Year Ended December 31

	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Profit for the year	452,327	211,315	75,280
Adjustments:
Depreciation, amortization, and diesel consumption- see Note 1.E	121,664	245,566	242,345
Taxes on income- see Note 1.E	135,203	63,079	22,340
Financing expenses, net- see Note 1.E	8,886	164,487	218,985
	265,753	473,132	483,670

Change in trade receivables and accrued income	26,241	26,715	9,991
Change in other receivables	(20,951)	20,714	7,480
Change in trade payables	(10,361)	(115,976)	(127,907)
Change in other payables	(3,481)	2,507	4,339
Change in other long-term liabilities	(3,661)	(4,586)	1,695
	(12,213)	(70,626)	(104,402)
Taxes on income paid	-	-	(21,795)

Net cash from operating activities	705,867	613,821	432,753

Cash flows from investing activities:
Proceeds from settlement of financial derivatives	1,548	8,884	13,652
Decrease in long-term restricted deposits	17,500	40,887	-
Investment in fixed assets	(44,132)	(102,082)	(110,715)
Proceeds from arbitration- see Note 13.A.9.a, 1.E	337,905	-	-
Proceeds from insurance for damages to fixed assets	5,148	-	-
Investment in intangible assets	(4,054)	(3,162)	(1,810)
Interest received	42,221	33,501	6,433
Net cash from (used in) investing activities	356,136	(21,972)	(92,440)

Cash flows from financing activities:
Repayment of lease liability	(4,984)	(4,817)	(4,726)
Repayment of loans from banks	(284,570)	(253,382)	(255,705)
Dividends paid	(142,500)	(122,500)	-
Interest paid	(129,957)	(151,220)	(159,804)
Proceeds from arbitration- see Note 13.A.9.a, 1.E	127,195	-	-

Net cash used in financing activities	(434,816)	(531,919)	(420,235)

Net increase (decrease) in cash and cash equivalents	627,187	59,930	(79,922)

Effect of exchange rate fluctuations on cash and cash equivalents	132	7,835	29,543
Cash and cash equivalents at beginning of year	219,246	151,481	201,860

Cash and cash equivalents at end of year	846,565	219,246	151,481

(a) Significant non-cash activity

Liability for gas agreements - see Note 13.A.6.	56,208	-	-

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 1 - General

A.	Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation. The Company’s official address is 13 Ben Gurion Street, Bnei Brak.

The Company’s shareholders are as follows:

Eilat Ashkelon Infrastructure Services Ltd. (hereinafter - “EAIS”) - 37.5%

Zorlu Enerji Elektrik Uretim A.S (a foreign Company) (hereinafter - “Zorlu”) - 25%

Ellomay Luzon Infrastructure Energy Ltd. (hereinafter - “Ellomay”) - 18.75%

Edelcom Ltd. (hereinafter - “Edelcom”) - 18.75%

B.	Definitions

In these financial statements -

●	Related party - As defined in International Accounting Standard 24 (Revised 2009) regarding related parties.

●	Interested parties – Within their meaning in Paragraph (1) of the definition of an “interested party” in Section 1 of the Securities Law - 1968.

●	All references to laws, regulations, court proceedings refer to the State of Israel, unless otherwise indicated.

C.	Licenses and legal environment

1	The construction of the power plant was officially designated a “National Infrastructure” Project, as defined in paragraph 1 of the Planning and Building Law-1965 by the Prime Minister, Minister of Finance and Minister of the Interior. In July 2009, the Licensing Authority of the National Planning and Construction Board for National Infrastructures approved the building permit for the establishment of a power station. (Building License No. 2-01-2008).

On April 13, 2014, upon completing the construction of the power plant, the Public Utilities Authority - Electricity (“PUA”) passed a resolution by which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water (“Minister of Energy”). Accordingly, on May 12, 2014, the Company was issued production licenses for 20 years with an option to extend for an additional 10 years and a supply license for one year. On May 19, 2014, after receiving the licenses, the Company began commercial operation of the station.

On August 12, 2014, the Company submitted a request to the PUA to extend the supply license for an additional 19 years. On July 13, 2015, after the Company filed a petition with the High Court of Justice against the Minister of National Infrastructures and the PUA for issuance of a conditional order that will require extending the license for the said period, the license was received, which is effective up to May 11, 2034. The power plant has a capacity of approximately 850 MW.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 1 - General (cont’d)

C.	Licenses and legal environment (cont’d)

2	On December 26, 2022, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2023” by which the average production component will decrease by about 0.7%, compared with the average production component published by the PUA in August 2022 and which was valid up to and including the month of December 2022. On January 26, 2023, the PUA published an update to the aforementioned decision according to which the average production component decreased by approximately 1.2% compared with the aforementioned rate. On March 26, 2023, the PUA published an update to the aforementioned decision according to which the average production component decreased by about 1.4% compared with the rate in the previous decision, which came into effect as of April 1, 2023, and for the rest of 2023 (see also Note 13.A.15). On January 29, 2024, the PUA published a decision regarding “Electricity Rates for Customers of IEC in 2024” by which the average production component decreased by about 1% compared with the average production component published by the PUA in March 2023 and which was valid up to and including January 2024. On December 29, 2024, the PUA published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff published by the PUA in January 2024, and which was valid up to and including December 2024.

D.	Iron Swords war

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

The Company estimates at this stage, based on the information it has as of the date of approval of the financial statements, that the current events and the security escalation in Israel have an impact on its results but that the impact on its short-term business results will be immaterial. Since this is an event that is not under the control of the Company, the fighting being resumed may affect the Company’s assessments, As at the reporting date the Company is unable to assess the extent of the effect of the war on its business activities and on its medium and long term results. The Company is continuing to regularly follow developments on the matter and is examining the effects on its operations and the value of its assets.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 1 - General (cont’d)

E.	Material events during the reporting period

Claims by Dori Energy, Zorlu, Edelcom and EAIS

Further to Note 13.A.9.a, On May 15, 2024, the appellants and respondents filed their responses to the appeals. On June 5, 2024, a preliminary hearing on the appeal was held. Following the preliminary hearing and arguments raised therein, including a request to hold a hearing at which the parties would present their arguments orally, on June 9, 2024, the arbitrator decided that in light of the provisions of the arbitration agreement and the scope of the written arguments submitted in the proceedings, at this stage, the arguments in the appeal proceedings will not be heard orally. On July 30, 2024, the arbitrator decided that the deadline for issuing the ruling in the appeals is extended by 120 days from the date of completion of the appeal proceedings, in addition to the 60-day period for issuing the ruling according to the arbitration agreement, i.e. the date for issuing the ruling is December 8, 2024. On November 13, 2024, the arbitration ruling in the appeal was issued, and in it the arbitrator ruled that the liability of defendants should be reduced, so that they must pay to the Company a total of USD 94.375 million with the addition of interest in accordance with the Interest and Linkage Law, 1961, from January 1, 2013, until the actual payment date. The arbitrator also ruled that the liability for legal expenses determined in the first arbitration award will be left unchanged, that each party will bear its own expenses in the appeals, and that the arbitration expenses in the appeals will be divided equally between the parties.

During December 2024, the Company received the full amounts determined in the arbitration ruling, as follows:

1.	A total amount of approximately USD 94.375 million (approximately NIS 338 million), of which approximately NIS 194.4 million was attributed as a reduction of the remaining depreciated cost of fixed assets and will be depreciated on a straight-line basis according to the remaining useful life of the power station. The remaining amount of NIS 143.5 million was recorded in the profit or loss statement as a reduction of depreciation expenses, representing the reversal of previously recognized increased depreciation expenses.

2.	An amount of approximately USD 35 million (approximately NIS 127 million), representing the interest and linkage component under the Interest and Linkage Adjudication Law, 1961, from January 1, 2013, until the actual payment date, was recorded in the profit or loss statement under finance income (interest income and linkage differences).

3.	An amount of approximately NIS 9.5 million, representing reimbursement of legal expenses incurred by the Company in connection with the various arbitration proceedings, was recorded in the profit or loss statement under general and administrative expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 1 - General (cont’d)

E.	Material events during the reporting period (cont’d)

Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

Below is a summary of the impact of the arbitration ruling on financial statement items (in thousands of NIS):

Item	Statement of Financial Position		Statements of Profit or Loss		Total impact
	Before the impact of the arbitrator’s ruling	After the impact of the arbitrator’s ruling	Before the impact of the arbitrator’s ruling	After the impact of the arbitrator’s ruling
Depreciation and amortization	-	-	249,771	106,266	143,505
Financing income	-	-	57,744	184,939	127,195
General and administrative expenses	-	-	33,457	23,929	9,528
Taxes on income	-	-	70,803	135,203	64,400
Fixed assets	2,891,992	2,697,592	-	-	194,400
Current tax liabilities	-	(14,016)	-	-	14,016
Deferred tax liabilities	(348,898)	(399,282)	-	-	50,384

The net impact of the amounts on the profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). It should be noted that, the Company estimates, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to VAT - being accepted is greater than the likelihood of it being rejected. Accordingly, the Company has not recorded a VAT provision for these payments in its financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 2 - Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements were authorized for issue by the Company’s Board of Directors on February 27, 2025.

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

Useful lives of fixed assets and residual value

On May 19, 2014, the construction of the power plant was completed and is available for use as of that date and therefore as of that date, the systematic depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant component of fixed assets as described in Note 3.C.3 below considering the expected residual value at the end of the useful life. The estimated residual value, depreciation method and useful life, are evaluated by the Company, at least once per reporting year and adjusted when necessary. See Note 8.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 2 - Basis of Preparation (cont’d)

D.	Use of estimates and judgments (cont’d)

Assessment of the probability of contingent liabilities

The Company creates provisions or reverses provisions in respect of contingent liabilities Among other things, based on the premise whether it is more likely than not that an outflow of economic resources will be required in respect of those liabilities. See Note 13.

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

Notes to the Financial Statements as at December 31, 2024

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

Notes to the Financial Statements as at December 31, 2024

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

As mentioned in Note 1.C.1 the Company began depreciating the fixed assets on the day the power plant began operating in accordance with the depreciation rates listed below. Depreciation is recognized in the profit or loss statement on a straight-line basis (unless otherwise stated) over the estimated useful life of each significant part of the fixed asset, since this method most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 3 - Significant Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

The estimated useful lives for the current period are as follows:

Depreciation
rates
Buildings and permanent connections	4%
Turbine components	4% or by operating hours
Machinery, equipment and apparatus	Mainly 4%
Monitoring station	10%
Spare parts	4%
Backup diesel	By usage
Leasehold improvements	10%

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting year and adjusted when necessary.

D.	Impairment

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

Provision for decommissioning and restoration - The Company recognized a provision for decommissioning and restoration costs regarding its obligation under the lease agreement of the land on which the power plant is located. Changes to this provision arising from changes in the interest rate are recognized against the fixed assets.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

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

The Company recognizes revenues when the customer obtains control over the promised goods or services, when the electricity reaches the customers and when the availability is put at the disposal of the system manager. The revenue is measured according to the amount of the consideration to which the Company expects to be entitled in exchange for the goods or services promised to the customer.

Identifying the contract

The Company accounts for a contract with a customer only when the following conditions are met:

(a)	The parties to the contract have approved the contract and they are committed to satisfying the obligations attributable to them.

(b)	The Company can identify the rights of each party in relation to the goods or services that will be transferred.

(c)	The Company can identify the payment terms for the goods or services that will be transferred.

(d)	The contract has a commercial substance.

(e)	It is probable that the consideration, to which the Company is entitled to in exchange for the goods or services transferred to the customer, will be collected.

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

Notes to the Financial Statements as at December 31, 2024

Note 3 - Significant Accounting Policies (cont’d)

G.	Revenues (cont’d)

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, refunds, credits, incentives, penalties, and contract modifications that the consideration in their respect has not yet been agreed by the parties.

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

Income taxes include current and deferred taxes.

Current tax is the amount expected to be paid (or received) on taxable income for the year, calculated based on the tax rates enacted or substantively enacted as of the reporting date.

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

Notes to the Financial Statements as at December 31, 2024

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

Notes to the Financial Statements as at December 31, 2024

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

K.	Initial application of new standards, amendments to standards and interpretations

(1)	Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and Subsequent Amendment: Non-Current Liabilities with Financial Covenants

The Amendment replaces certain requirements for classifying liabilities as current or non-current. According to the Amendment, a liability will be classified as non-current when the entity has the right to defer settlement for at least 12 months after the reporting period, and it “has substance” and is in existence at the end of the reporting period.

According to the Amendment, as published in October 2022, covenants with which the entity must comply after the reporting date, do not affect classification of the liability as current or non-current. Additionally, the Amendment adds disclosure requirements for liabilities subject to covenants within 12 months after the reporting date, such as disclosure regarding the nature of the covenants, the date they need to be complied with and facts and circumstances that indicate the entity may have difficulty complying with the covenants.

Furthermore, the Amendment clarifies that the conversion option of a liability will affect its classification as current or non-current, other than when the conversion option is recognized as equity.

The Amendment is effective for reporting periods beginning on or after January 1, 2024. The Amendment is applicable retrospectively, including an amendment to comparative data. Application of the Amendment did not have a material effect on the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 3 - Significant Accounting Policies (cont’d)

L.	New Standards, Amendments, and Interpretations Not Yet Adopted

(1)	IFRS 18 - Presentation and Disclosure in Financial Statements

This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement.

The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements.

As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. Furthermore, the results in the income statement will be classified into three new categories: an operating category, an investing category and a financing category.

In addition to the changes in the structure of the income statements, the standard also includes a requirement to provide separate disclosure in the financial statements regarding the use of management-defined performance measures (MPM).

Furthermore, the standard adds specific guidance for aggregation and disaggregation of items in the financial statements and in the notes.

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 4 - Cash and Cash Equivalents

	December 31
	2024	2023
	NIS thousands	NIS thousands
Balances in banks	7	7
Deposits on demand	846,558	219,239

	846,565	219,246

Note 5 - Trade Receivables and Accrued Income

	December 31
	2024	2023
	NIS thousands	NIS thousands
Trade receivables	19,892	15,061
Accrued income	165,733	197,148

Provision for impairment	-	(343)

	185,625	211,866

Note 6 - Other Receivables

	December 31
	2024	2023
	NIS thousands	NIS thousands
Government institutions	5,756	55
Advances to suppliers	69	1,039
Prepaid expenses short- term (1)	26,575	11,001

	32,400	12,095

(1)	As of December 31, 2024, a balance of approximately NIS 9,000 thousand refers to an agreement for the purchase of natural gas (see Note 13.A.6).

Note 7 - Long-Term Prepaid Expenses

	December 31
	2024	2023
	NIS thousands	NIS thousands
Prepaid expenses for a gas transmission agreement (1)	28,034	30,053
Prepaid expenses for the purchase of natural gas (2)	51,705	-

	79,739	30,053

(1)	See note 13.A.4.
(2)	See note 13.A.6.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 8 - Fixed Assets

A.	Composition and movement

		Furniture and	Leasehold
	Power plant	equipment	Improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2023	4,855,655	3,494	836	4,859,985
Additions	101,887	195	-	102,082
Provision for restoration and decommissioning (see C hereunder)	(11,057)	-	-	(11,057)
Disposals	(44,086)	-	-	(44,086)
Balance as at December 31, 2023	4,902,399	3,689	836	4,906,924

Additions	43,587	545	-	44,132
Reimbursement for power plant construction costs*	(337,905)	-	-	(337,905)
Provision for restoration and decommissioning (see C hereunder)	(1,609)	-	-	(1,609)
Disposals	(49,579)	-	-	(49,579)
Balance as at December 31, 2024	4,556,893	4,234	836	4,561,963

Depreciation and impairment losses
Balance as at January 1, 2023	1,603,023	3,095	671	1,606,789

Depreciation for the year	237,399	187	85	237,671
Disposals	(44,086)	-	-	(44,086)
Balance as at December 31, 2023	1,796,336	3,282	756	1,800,374

Depreciation for the year	256,975	204	39	257,218
Reversal of accumulated depreciation for reimbursement of costs of constructing a power plant*	(143,642)	-	-	(143,642)
Disposals	(49,579)	-	-	(49,579)
Balance as at December 31, 2024	1,860,090	3,486	795	1,864,371
Carrying amounts
As at December 31, 2023	3,106,063	407	80	3,106,550
As at December 31, 2024	2,696,803	748	41	2,697,592

*	Further to that mentioned in Notes 13.A.9.a, and 1.E, funds reimbursed to the Company for power plant construction costs were partially attributed as a reduction of the assets’ cost balance and accumulated depreciation prior to the reimbursement date. The remaining reimbursed amounts relating to the power plant construction costs were recorded in the statement of profit or loss as a reduction of depreciation expenses, effectively reversing the increased depreciation expenses that were recognized in prior periods.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 8 - Fixed Assets (cont’d)

B.	Liens

See Note 13.C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

C.	Provision for restoration and decommissioning

During 2024, an update was made to the liability for restoration and decommissioning against a decrease in fixed assets in the amount of approximately NIS 1.6 million.

D.	Gas Turbine Acquisition

The Company has purchased two new gas turbines, which are expected to be operational in July 2025 and June 2026.

E.	Update Gas Turbine Operating Hours

During the reporting period, the Company updated its estimate of the operating hours of gas turbine components between each maintenance cycle, based on its revised assessment and the expected maintenance schedule as of the reporting date. As a result of this update, the Company recognized depreciation expenses of approximately 6 million NIS during the reporting period.

Note 9 - Loans from Banks

This note provides information regarding the contractual terms of the Company’s bank loans measured at amortized cost. Further information on the Company’s exposure to interest and liquidity risks is included in Note 19 on financial instruments (see Note 13.A.1).

Loans and borrowings - details regarding interest rates and linkage

	Currency and	December 31, 2024	Carrying amount as at December 31
	linkage base	Effective interest	2024	2023
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked NIS	5.1%	2,072,262	2,295,112

Less current maturities (including accrued interest as at December 31)			321,805	299,203
			1,750,457	1,995,909

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 10 - Trade Payables

	December 31
	2024	2023
	NIS thousands	NIS thousands
Open debts	35,088	24,266
Accrued expenses	133,549	141,823
	168,637	166,089

Note 11 - Other Payables

	December 31
	2024	2023
	NIS thousands	NIS thousands
Government institutions	535	2,435
Accrued expenses (*)	13,090	10,098
Other payables	1,346	1,413
Dividend payable	-	17,500

	14,971	31,446
(*) Including accrued expenses due to related and interested parties (see Note 21)	1,962	1,826

Note 12 - Taxes on Income

A.	Details regarding the tax environment of the Company

(1)	The tax rate that is relevant to the Company in the years 2022-2024: 23%

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

(2)	The Company is an “Industrial Company” as defined in the Law for the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands
Current Tax expenses	14,016	-	-
Deferred tax expense	121,187	63,079	22,340
Total tax expense	135,203	63,079	22,340

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 12 - Taxes on Income (cont’d)

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as stated above. The movement in deferred tax assets and liabilities is attributable to the following items:

		Provisions
		and other	Carry-
		temporary	forward
	Fixed assets	differences	tax losses	Total
	NIS thousands
Balance of deferred tax asset (liability) as at January 1, 2023	(306,566)	12,491	79,059	(215,016)
Changes recognized profit or loss	(54,248)	(2,386)	(6,445)	(63,079)
Balance of deferred tax asset (liability) as at December 31, 2023	(360,814)	10,105	72,614	(278,095)
Changes recognized profit or loss	(48,140)	(433)	(72,614)	(121,187)
Balance of deferred tax asset (liability) as at December 31, 2024	(408,954)	9,672	-	(399,282)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 12 - Taxes on Income (cont’d)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	587,530	274,394	97,620

Statutory tax rate of the Company	23%	23%	23%

	135,132	63,111	22,453

Non-deductible and other expenses (exempt revenue)	71	(32)	(113)

Income tax expense	135,203	63,079	22,340

E.	Tax assessments

The Company has final tax assessments up to and including 2020.

On December 30, 2021, the Company signed a final assessment agreement with the Tax Authority for the years 2015-2020 which determined the treatment of the power plant’s depreciation throughout the period of its operation. It was determined that the Company would adjust depreciation expenses in the amount of approximately NIS 1,871 million so that a tax liability was created for the Company for the 2020 tax year in the amount of approximately NIS 22 million including interest and linkage. According to the agreement, the amortization expenses adjusted as stated above will be allowed for deduction to the Company as a current business expense in equal parts starting from January 1, 2021, for a period of 5 years, i.e. NIS 374 million each year.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees

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

As at December 31, 2024, in accordance with the Company’s cash flow forecasts, the Company is in compliance with the above coverage ratios.

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

On April 9, 2024, the rating company S&P Maalot updated the Company’s debt rating outlook from ILAA-/Negative to ILAA-/Stable. In accordance with the given rating, the interest rate will remain 5.1% until 2027.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

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

The agreement sets the establishment of the project accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the reserve funds, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The reserve funds are a debt service fund, a heavy maintenance fund, a fund for regulation fines and a distribution fund. As at December 31, 2024, the balances of the deposits for the reserve funds are: NIS 239 million in the debt service fund, NIS 218 million in the heavy maintenance fund, NIS 63.5 million in the distribution fund and NIS 11 million in the regulation fines fund. These amounts are classified in the statement of financial position as “long-term restricted deposits”.

2.	Agreement to lease land

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its commercial operation. In the same year and in the framework of the agreement, the Company paid EAIS an amount of NIS 3,047 thousand in respect of its share in the lease payments that were paid by EAIS to the Israel Lands Administration. During 2010 the Company signed an addendum to the agreement. According to the addendum to the agreement, in exchange for the lease of the land on which the power plant was constructed the Company will pay an annual amount of NIS 3,705 thousand linked to the Consumer Price Index over a period of 25 years from the date of commercial operation. See also Note 21 Related Parties. The land lease is accounted for according to IFRS 16 (see Note 20, Leases).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

3.	Operation and Maintenance Agreement

In 2012, an agreement was signed between the Company and the Eilat-Ashkelon Power Plant Services Company - EAPPS (“the Maintenance Contractor”) (hereinafter: “Power plant Operating and Maintenance Agreement”) for the operation and maintenance of the power plant for a monthly payment defined in the Agreement for a period of 24 years and 11 months commencing the date of receipt of the production license. According to the agreement, the Maintenance Contractor will transfer some of the larger maintenance projects to a subcontractor (Zorlu O&M) under a separate agreement, however it will retain full responsibility towards the Company with respect to all of its obligations under the agreement.

During 2013, the Maintenance Contractor entered into a sub-contracting agreement with EZOM Ltd., a related company held by the Company’s shareholders, by which the current operation and maintenance work of the power plant will be transferred to it. The Maintenance Contractor retains full responsibility towards the Company regarding all its obligations pursuant to the agreement.

In December 2017, a conversion agreement was signed between EAPPS and EZOM Ltd. which replaced EAPPS. According to the agreement, EZOM Ltd. will pay a quarterly amount linked to the CPI to EAPPS.

On August 22, 2022, the operating contractor announced that on August 15, 2022, the name of the company was changed from EZOM Ltd. to Edeltech O&M Ltd. The Company was also informed that 25% of the ordinary shares in EZOM Ltd., were transferred to Edeltech Holdings 2006 Ltd., which from that date owns 100% of the issued and paid-up share capital of EZOM Ltd. which is held by a shareholder of the Company (Edeltech Ltd. is a shareholder in Edelcom Ltd.).

On November 29, 2022, the EAPPS agreement was assigned to EAIS.

4.	Gas Pipeline Agreement

On November 25, 2010, the Company signed a standard agreement approved by the Gas Authority according to which the government Company Israel Natural Gas Lines Ltd. (“INGL”) connected the power plant to the natural gas pipeline. In accordance with the agreement, the Company paid connection fees in the amount of NIS 47 million which was recognized as long-term prepaid expenses and will be amortized over the operating period. In addition, according to the agreement, the Company is obligated to pay INGL, commencing from the date of completing the connection in November 2013, a monthly payment for the capacity in the pipeline and a variable payment for gas flowing through the pipeline and systemic payment, within the framework of a decision by the Gas Authority.

5.	Diesel Storage agreement

The Company has an agreement with Europe Asia Pipeline Company Ltd (hereinafter: “EAPC”) regarding storage of diesel on its premises and for transporting distillates to a power plant.

According to the agreement, the Company will store and distribute diesel at the quantities needed by it both as a backup of alternative fuel as required by Electricity Market Regulations and for the Company’s current needs in an overall estimated amount of 14,000 cubic meters pursuant to the conditions and periods set forth in the agreement.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas

On October 15, 2012, the Company entered into an agreement with the partners in the Tamar license (hereinafter: “Tamar”) by which, in accordance with the mechanisms set forth in the agreement, the Company will purchase natural gas from Tamar for operating the power plant it is constructing in Ashkelon.

According to the agreement, if the company does not consume the minimum quantity it is committed to, it will be required to pay for that quantity, in addition to the minimum gas quantity the company is obligated to consume each year. However, the company will be allowed to consume the unused quantity over the following three years.

On April 2, 2019, the Company entered into an addendum to the agreement with the partners in the Tamar license (hereinafter: “Tamar”) according to which the gas quantities specified in the addendum to the agreement that the Company purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the instructions of the framework for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of the Leviathan, Karish and Tanin natural gas fields and additional fields from August 16, 2015 (hereinafter: “gas framework”). The addendum to the agreement was subject to certain suspending conditions which were fulfilled in July 2019.

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

The amendment to the agreement and the additional agreement were subject to certain suspending conditions that were met on July 14, 2021. The grant and the compensation were recognized in profit or loss as a decrease in energy costs over the periods specified in the amendment to the existing agreement and the additional agreement.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas (cont’d)

On October 30, 2017, the Company signed an agreement with Energean Israel Ltd. (hereinafter: “Energean”) regarding the acquisition of natural gas, in a cumulative amount of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by it that their construction was completed in 2022. At the beginning of November 2018, all the suspending conditions included in the agreement were fulfilled. The Company estimates that it will purchase from Energean about half of the gas required to operate the Company’s power plant in the said period, and the rest of the amount will continue to be supplied by Tamar. According to the agreement, if the Company does not consume the minimum quantity it committed to, it will be required to pay for that quantity, in addition to the minimum gas quantity the Company is obligated to consume each year. However, the Company will be allowed to consume the unused quantity over the following three years.

At the beginning of November 2022, Energean began to flow gas to the Company’s power plant facility. In 2024, the Company did not consume the minimum annual quantity it had committed to under the agreement. As a result, the company recognized a liability of NIS 4.5 million under the “Other payables ” section and a long-term liability of NIS 51.7 million under the “Other Long-Term Liabilities” section in the statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity the Company is obligated to purchase under the agreement and the actual quantity consumed during the year (hereinafter: “Excess Gas Quantity”).

As of December 31, 2024, the Company estimates that it will fully consume the Excess Gas Quantity over the next three years. Accordingly, the company recognized an asset of NIS 4.5 million under “other receivables ” and an asset of approximately NIS 51.7 million under “Prepaid expenses long- term” in the statement of financial position.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

8.	Property tax assessments in respect of the plant (cont’d)

The director of property taxes rejected that argument in reply to the objection, and an appeal was filed against this reply to the Appeals Committee for Property Tax Affairs. On November 12, 2024, a compromise agreement was approved for the years 2019-2024.

According to the compromise agreement, the Company will pay a one-time sum of NIS 4.39 million, and the calculation of property taxes will remain unchanged, subject to the terms of the agreement, until 2030. On November 29, 2024, the Company paid the amount.

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS

a)	Motion to approve a derivative claim filed by Dori Energy and Mr. Hemi Raphael (within the arbitration)

On April 12, 2015, the Company received two letters from representatives of Dori Energy (hereinafter- “The Representatives”) that were addressed to the Company’s Chairman of the Board. In these letters, the Company is requested to take legal action to reveal the engagement between one of the shareholders of the Company, Zorlu Enerji Elektrik Uretim A.S. (“Zorlu”) and the construction contractor of the Dorad power station, Wood Group (hereinafter: “the EPC contractor”). On July 16, 2015, after the request of the Representatives was not accepted, the Representatives filed with the court a motion to approve a derivative claim in the name of the Company against Zorlu (including the representatives of Zorlu on the Company’s Board of Directors) and the EPC contractor. In the framework of the motion to which also the derivative claim was attached, the Representatives demanded that documents and information regarding the engagement between Zorlu and the EPC contractor be disclosed and handed over.

On November 15, 2015, the Company filed its reply in which it reiterated its position that the motion for approval of the derivative claim should be denied.

On January 12, 2016, the Representatives filed a motion to amend the motion for approval of a derivative claim (hereinafter: ‘the motion for amendment”). The motion for amendment raises new allegations by which Zorlu together with Ori Edelsburg and companies under his control supposedly conspired to deceive the Company by “inflating” the cost of the EPC agreement for the purpose of splitting between them the profits from such “inflation”. In addition, in the framework of the motion for amendment it is requested to add Mr. Ori Edelsburg and companies under his control as defendants to the amended motion for approval of a derivative claim and, also, to remove from the claim the representatives of Zorlu on the Company’s Board of Directors. It is noted that the motion for approval of a derivative claim as well as the amended motion for approval of a derivative claim that was attached to the motion for amendment, do not include any monetary relief rather request that the court give the Representatives permission to split the relief so that they may file a separate monetary claim in the future on behalf of the Company with respect to the Company’s financial damages, after they receive all the documents and information they are requesting. On April 20, 2016, a court hearing was held that focused on the motion to amend the derivative claim that was filed by the Representatives. At the end of the hearing, the court accepted the motion to amend the derivative claim so that the amended derivative claim is now on the agenda. At the end of July 2016, the respondents filed their responses to the court regarding the amended motion to approve a derivative claim. In accordance with their responses, they deny completely the allegations included in the amended motion to approve a derivative claim and according to them they did not do any injustice to the Company and therefore the Company has no cause of action against them.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

a)	Motion to Approve a Derivative Claim filed by Dori Energy and Hemi Raphael within the arbitration (cont’d)

On December 27, 2016, following negotiations between the parties, an arbitration agreement was signed between the parties in which it was agreed to transfer the proceeding to arbitration and on January 3, 2017, the Representatives filed a notice and motion to cancel the proceedings which was approved by the Supreme Court on January 8, 2017.

Following the appointment of the new arbitrator on April 30, 2019, a preliminary meeting was scheduled with the new selected arbitrator. During the year 2020 and the year of the report, several hearings and evidentiary hearings were held that included the summoning of witnesses. On February 15, 2021, the arbitrator approved the plaintiff’s request for a change of litigant, so that in place of the late Hemi Raphael, Rani Friedrich will come as a litigant in the legal proceedings. On October 31, 2021, Edelcom’s summaries were filed in its lawsuit, as well as the plaintiffs’ summaries in Dori and Raphael’s lawsuit. On March 10, 2022, the Company submitted summaries on its behalf, in which it reiterated its position, according to which, in view of the circumstances of the arbitration proceeding, it does not take any position on it and leaves the decision on it to the discretion of the arbitrator. Also, in accordance with the arbitrator’s decision, the Company submitted a notice regarding the legal expenses paid as part of the arbitration proceeding in the amount of approximately NIS 6 million.

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

On July 4, 2023, and on July 5, 2023, the parties to the arbitration (except the Company) applied to the Honorable Judge (retired) Mr. Asher Grunis (hereinafter: “Mr. Grunis”) to accept to act as an appeals court on the arbitration ruling of the Honorable Judge (retired) Yitzhak Inbar, according to the arbitration agreement. On July 6, 2023, Mr. Grunis announced that he accepts the appointment. On November 15, 2023, the parties filed appeals against the arbitrator’s ruling.

See Note 1.E.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

b)	Third party notice from Zorlu within the arbitration

On April 30, 2017, Zorlu sent a third-party notice to the Company, Dori Energy and Dori Group, according to which, to the extent the claim of Dori Energy is accepted, it will insist on all the rights it had in connection with its right to construct the power plant, including the right to the profits it would have received as a result of the construction, in such a manner that the third parties will owe Zorlu. In accordance with the arbitration ruling mentioned in Notes 13.A.9.a, and 1.E above, the request for a third party notification on behalf of Zorlu was rejected. Zorlu did not appeal the arbitration ruling regarding this decision.

c)	Motion to approve a derivative claim filed by Edelcom (within the arbitration)

On July 25, 2016, Edelcom submitted a motion for approval of a derivative claim on behalf of the Company against U. Dori Group Ltd., presently Amos Luzon Development and Energy Group Ltd. (hereinafter: “the Dori Group”), Dori Energy and Ellomay Clean Energy Ltd. (hereinafter: “Ellomay”). The claim is about an entrepreneurship agreement that was signed on November 25, 2010 between the Company and Dori Group, pursuant to which in consideration for the management and entrepreneurship services of the power plant project the Dori Group received from the Company payment in the amount of NIS 49.4 million and it undertook to continue holding, directly or indirectly, at least 10% of the Company’s share capital for a period of 12 months from the date the power plant is handed over to the Company by the construction contractor (hereinafter and respectively: “the entrepreneurship agreement” and “the entrepreneurship fee”). According to Edelcom, Dori Group holds the Company through Dori Energy, which on November 25, 2010, entered into a triangular investment agreement between Dori Energy, Ellomay and the Dori Group (hereinafter: “the Dori Energy investment agreement”). In addition, according to Edelcom, when the Dori Energy investment agreement was signed Ellomay received management rights in Dori Energy that are equal to those of the Dori Group while at the same time Ellomay formally held only 40% of the issued share capital of Dori Energy and therefore it was expected that the management rights granted to it would correspond to its holding rate in Dori Energy at that time.

In view of the aforesaid, according to Edelcom the Dori Group holdings have fallen below 10% and it has therefore breached its commitment according to the entrepreneurship agreement and must return to the Company the entrepreneurship fee it received. On January 4, 2017, following the signing of an arbitration agreement in which the parties agreed to transfer the claim to an arbitration proceeding, a request was filed to the court by the parties for cancellation of the claim. In accordance with the aforementioned arbitration ruling, and the arbitration ruling on the appeal, the motion to approved a derivative claim on behalf of Edelcom was rejected.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

d)	Statement of Claim filed by Edelcom within the arbitration

On July 27, 2017, Edelcom submitted a lawsuit against Amos Luzon Group, Dori Energy and Ellomay (“Defendants”), in respect of the transfer of Company shares contrary to the provisions of the shareholders’ agreement that was signed between the Company and its shareholders on November 25, 2010 (hereinafter: “Shareholders’ Agreement”). According to Edelcom, the defendants interpreted unlawfully and in bad faith the provisions of the shareholders’ agreement by entering into an investment agreement pursuant to which shares were allotted contrary to the mechanism set forth in the shareholders’ agreement, which is the basis for Edelcom’s motion to approve a derivative claim as described above. Edelcom is requesting various declaratory remedies and an operative remedy that includes enforcing the sanctions set forth in the shareholders’ agreement, issuing an order directed to the Company and ordering it to withhold any payment due to Dori Energy by virtue of its status as a shareholder in the Company, including dividends or repayment of a shareholders’ loan, and an order addressed to the Company that orders it to suspend the late Mr. Menachem Refael from his position as a director in the Company on behalf of Dori Energy and prohibit the late Mr. Refael from being present or voting in the board meetings of the Company. The parties agreed that this claim too would be transferred to an arbitration proceeding. On October 22, 2019, an arbitration ruling was issued in the Edelcom claim regarding the right of refusal to delete the claim. The arbitrator ordered the dismissal of the claim, subject to the condition that Edelcom would not be permitted to resubmit the claim.

This was determined to be an outcome that ensured that the defendants would not be harassed again by the claims underlying the claim. This determination remained in effect even after the arbitration ruling was rendered in the appeal.

10.	Malfunctions in production units

1.	In November 2018, a malfunction was discovered in the generator of one of the two steam turbines of the Company’s power station following which that turbine was temporarily out of use until its repair in February 2019. This malfunction did not have a material adverse effect on the Company’s operations. In 2019, the Company recognized an insurance indemnification asset in the amount of NIS 5.3 million (USD 1.5 million) for this malfunction which was fully paid in 2019 and 2020. In 2021, the Company recognized an additional indemnification asset in the amount of approximately NIS 20 million (USD 6.5 million) in respect of the malfunction which was received in full in 2022. In addition, in 2022, the Company recognized an additional insurance indemnification asset for the malfunction in the amount of approximately NIS 9 million (approximately USD 2.6 million). In 2023, the Company received from the insurance company a total of approximately NIS 21 million (approximately USD 6 million) which exceeds the amount that was recorded as an indemnification asset in 2022.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

10.	Malfunctions in production units (cont’d)

2.	On January 26, 2022, a malfunction was discovered in the components of one of the power plant’s gas turbines so that this turbine was temporarily out of use. The malfunction did not have a material adverse effect on the Company’s current operations.

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

On March 18, 2024, the parties held a preliminary hearing in which several issues were discussed. At the recommendation of the honorable arbitrator, the parties entered into negotiations in order to attempt to reach a compromise agreement. Further to the above, the parties reached the terms of a compromise agreement in principle, according to which the maintenance contractor will pay the Company agreed compensation, and the parties agreed on certain arrangements in connection with a future allocation of liability in light of the terms of the plant’s latest insurance policy.

On October 30, 2024, the Company’s officers approved the terms of the compromise agreement in principle. On November 26, 2024, a settlement agreement was signed. According to the agreement, the maintenance contractor will pay the Company a final and total amount of USD 2 million (approximately NIS 7 million), recorded as a reduction in the depreciation and amortization item.

On December 9, 2024, the settlement agreement was granted the status of an arbitration ruling by Honorable Judge Orenstein . On December 12, 2024, the Company received the aforementioned compensation. During 2024, the Company received indemnification from insurance Companies for the aforementioned malfunction, amounting to a total of approximately NIS 6.2 million.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

10.	Malfunctions in production units (cont’d)

3.	In April 2023, during the semi-annual inspections, malfunctions were discovered in the components of two of the gas turbines at the power plant. The malfunctions did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the one of the said components in the amount of approximately NIS 5 million which was included in profit or loss in the second quarter of 2023 in the depreciation and amortization item, In addition, the Company recorded operating expenses in the amount of approximately NIS 6 million for the additional malfunctioning component and accordingly in the second quarter of 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 10 million.

4.	In December 2023, a malfunction was discovered in the components of one of the gas turbines at the power plant. The malfunction did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the said components in the amount of approximately NIS 5 million which was included in profit or loss in the fourth quarter of 2023 in the depreciation and amortization item, and accordingly in the fourth quarter of 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 11 million.

5.	On August 11, 2024, a malfunction was discovered in one of the gas turbine components at the power plant, causing this turbine to be out of service. The malfunction did not materially affect the Company’s ongoing operations. The Company derecognized the reduced cost of the said components, which was included in profit or loss in the third quarter and in the fourth quarter of 2024 in the depreciation and amortization item, in the amount of approximately NIS 12 million. See Note 8.

11.	Collaboration agreement with Alon Energy Centers

On March 6, 2019, the Company signed a memorandum of understanding with Alon Energy Centers Limited partnership (“Alon Gat”), which constructed a private power plant for the production of electricity in Kiryat Gat with a capacity of approximately 73 megawatts.

On November 11, 2019, the Company signed an addendum to the memorandum of understanding (the memorandum of understanding and the addendum will hereinafter be referred to as “Detailed Agreement”).

Under the Detailed Agreement Alon Gat will serve as a producer who will provide the Company with the full availability of the power station and will sell the electricity produced at the power plant to the Company, which will serve as supplier, in exchange for availability and energy payments to be paid to Alon Gat for a period of 5 years and extension options totaling 6 years, with each party having the option to early terminate the Detailed Agreement subject to certain conditions and with prior notice. In accordance with the Detailed Agreement, Alon Gat, which holds the production license, will be responsible for operating the power plant and generating electricity at the plant and will bear all costs related to operating the power plant, availability, and power generation. The Company will be responsible for all activities related to power supply and power plant sales to end customers and the Israel Electricity Company.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

11.	Collaboration agreement with Alon Energy Centers (cont’d)

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

On November 22, 2020, the Israel Electric Company (“IEC”) notified the Company that a class action lawsuit had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus caused damage to electricity consumers. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. On November 22, 2020, the IEC filed a third-party notice against the Company. On October 31, 2021, a hearing was held on the request to send notices to third parties. On April 10, 2023, the court decided to reject the request to send a third parties notice from IEC. On June 11, 2023, IEC filled an appeal to the Supreme Court against the Court decision. On June 29, 2023, the Supreme Court decided that the respondents must submit a written answer to the appeal by March 14, 2024, the hearing of the appeal was set for May 6, 2024. On February 14, 2024, the petitioner in the certification motion submitted his response to the appeal. On March 28, 2024, the Company submitted its response to the appeal (following an extension granted by the court). The hearing on the appeal was scheduled for January 6, 2025, but it was cancelled on December 16, 2024. As of the date of approval of the financial statements, a new hearing date has not yet been set.

On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with case 35525-10-19 as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025.

The Company estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

13.	Possibility to expand the plant in the area of the existing plant

The Company is considering the possibility of expanding the additional power plant in the area of the existing plant which will be a complementary part to the existing plant and will be synergistic to it. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections and NIC approval. On January 11, 2021, following the Company’s request, the NIC decided to postpone the final decision. On December 27, 2021, NIC decided to bring the construction of the said expansion to government consideration (in the decision there is a condition for the building permit detailed in NIC decision number 20/2021). On May 28, 2023, the Government Secretary announced that the Government had approved the plans for national infrastructures (National Infrastructure Plan 11/B) regarding, among other things, the construction of an expansion to the power plant at the Dorad Ashkelon site (Dorad 2) (hereinafter: “Government Resolution 586”). On July 12, 2023, a petition on behalf of OPC Hadera Expansion Ltd. (hereinafter: “OPC”) was received at the Company’s offices regarding Israeli Government Resolution 586, in which it was decided, among other things, to expand the Dorad power plant (High Court of Justice 5280/23) (hereinafter: “OPC Petition”). On July 19, 2023, the High Court of Justice rejected the OPC petition out of hand due to non-exhaustion of proceedings. On July 24, 2023, a copy of OPC’s appeal to the Israeli government was received at the Company’s offices, through the Government Secretary, with an urgent demand to receive an answer to the letter of OPC from July 3, 2023, and saying that if the Government does not act as stated, OPC will have no choice but to file a new petition.

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

The possibility of holding a competition for the construction of a power plant in the central region until 2035 will be eliminated, and under these circumstances, the court is not proposing a hearing with a reservation of rights but to deny rights without a hearing, as well as a violation of the public interest, which requires holding a hearing on the petition. On July 27, 2023, the High Court rejected Reindeer’s petition outright because it was a premature petition and stated that under these circumstances, there is no justification for hearing the petition now, when it is not possible to know what the National Infrastructure Committee’s recommendation will be after holding a repeat hearing on the matter. It is certainly not possible to know at this time what will be the final decision that will be made by the government afterwards, and what will be the factual and legal foundations underlying the final decision that will be made.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

13.	Possibility to expand the plant in the area of the existing plant (cont’d)

Following the government’s decision to approve National Infrastructure Plan 11/B (hereinafter: “NIP”), the Company applied to the NIC for a building permit, however, on January 11, 2024, the Company was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 is not definitively rejected, it is not possible to issue a building permit for the new station, this being based on a legal opinion of legal advisers in the NIC and in the planning administration that were sent to the Company on January 15, 2024. On February 7, 2024, The Company, through its legal counsel, sent a letter, among other things, to the legal advisers of the NIC and the planning administration that had prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant the Company a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, the Company received a reply letter from the NIC, which stands by the claim in the opinion that the issuance of building permits for the expansion of the station should not be promoted. In the Company’s opinion, the NIC’s opinion in its letters and its conduct in refusing to issue building permits is illegal and it is considering its actions, including the possibility of taking legal action on the matter.

On February 19, 2024, the Company received a planning survey to receive the expansion of the power plant from Noga, which allows the electricity to be taken out from October 2028.

On March 13, 2024, the Company filed a petition with the High Court of Justice against the NIC, the Government of Israel, the Ministry of Energy and Infrastructure, and the Attorney General, requesting a conditional order against the NIC, ordering it to come and provide reasons why it will not handle the application for construction permits for the construction of the “Dorad 2” power plant, the plan for the construction of which was approved by the government within the approval of NIP 11/B on May 28, 2023. It also requested that, after issuing a conditional order, the order be converted into a definitive order addressed to the NIC, ordering it to handle the issuance of construction permits for the “Dorad 2” power plant in accordance with NIP 11/B. On March 13, 2024, the High Court of Justice ruled that a preliminary response from the respondents to the petition would be submitted by May 16, 2024. On May 2, 2024, the NIC’s legal advisor announced, that “at its meeting of April 17, 2024, the government decided to reject NIP 20/B - Hadera Power Station. Therefore, with the rejection of NIP 20/B and since it is not valid, it is possible to resume the process of issuing the permit by force of NIP 11/B at the National Licensing Authority”. In light of this, a request was submitted with consent to the High Court of Justice to delete the petition without an order for costs.

On May 8, 2024, a judgment was issued deleting the petition without an order for costs. After the reporting date, on January 13, 2025, the Electricity Authority published a draft decision for a hearing regarding the update of decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units”, which regulates the manner of construction and operation of conventional technology production facilities with a capacity higher than 630 megawatts and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The draft decision for the hearing proposes, with regard to the availability tariff, that it be updated and amount to 3.31 agorot per available kilowatt. It is further proposed that the first producer to receive tariff approval and complete financial closure by June 30, 2026, will receive an addition of 0.5 agorot to the tariff, which amounts to 3.31 agorot per available kilowatt, provided that it is in the northern Gush Dan area to the south of Caesarea.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

13.	Possibility to expand the plant in the area of the existing plant (cont’d)

Furthermore, regarding the tariff approvals, it was determined that these will be granted to a maximum of three production units (instead of two), and the date for their granting was postponed from March 31, 2025, to June 30, 2026. The Company’s response is scheduled to be submitted, in accordance with the hearing schedule, by February 27, 2025.

On September 10, 2024, the Company received a statement of claim from Edeltech, a shareholder in the Company, against it and against Ellomay Luzon Energy Infrastructure Ltd., Eilat Ashkelon Infrastructure Services Company Ltd. and Zorlu Enerji Elektrik Uretim A.S., which was filed with the District Court (Economic) in Tel Aviv-Yafo, for a declaratory order, a restraining order and the splitting of remedies, in which the Court was requested to declare that, in accordance with the Company’s Articles of Association, the General Meeting is the organ that is authorized to approve any decision relating to a change in the Company’s field of activity, including the planning and construction of a new power plant or the expansion of the capacity of the existing power plant, including any decision In connection with “Dorad 2” and including the budgeting of the said project; that any such decision shall require the consent of all shareholders; and that any decision that was made in connection with the “Dorad 2” project is null and void. In addition, as part of an injunction, the court was requested to order the Company to refrain from performing any action relating to changing the Company’s field of activity, including planning and construction activities of the Dorad 2 project.

On December 17, 2024, the Company’s filed with the Honorable Court a request to dismiss the claim in limine and to extend the deadline for filing a defense, in light of the fact that this is a theoretical remedy since the Company’s management has not yet made a recommendation regarding the project and in any case it has not yet been submitted to the Company’s organs for approval, due to delay and abuse of legal proceedings. On the same day, the court transferred the request to extend the deadline for filing a defense to the parties’ response, which they gave on December 22, 2024 (the other respondents) and on December 24, 2024, (the plaintiff), as well as for response regarding the request to dismiss in limine. After receiving the parties’ responses, on December 15, 2024, the court granted the Company’s request for an extension of the deadline for filing a defense on its behalf, pending a decision on the Company’s request to dismiss in limine. Subsequent to balance sheet date, on January 27, 2025, Edeltech filed its response to the Company’s request to dismiss in limine and on February 13, 2025, the court rejected the request, ruling that the Company must respond to the statement of claim within 30 days.

14.	Change in the clusters of demand hours

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

15.	Virtual supplier

On March 3, 2021, the Electricity Authority issued a resolution establishing a regulation for suppliers who do not have means of production and amended criteria for new suppliers (hereinafter: “virtual supplier”). According to the decision, in September 2021, the supply segment will open to competition gradually. Suppliers will purchase all the electricity supplied to their consumers from the system manager.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

15.	Virtual supplier (cont’d)

To meet the conditions of the supply license, on June 14, 2021, the Company provided a guarantee in the amount of NIS 2 million in favor of the Electricity Authority. On July 19, 2021, the Company received a supply license for suppliers without means of production. Implementation of the decision, insofar as it is implemented, is not expected to have a material effect on the Company’s results.

16.	Household customers

The Company has entered into agreements with several entities that provide services to household consumers and have a broad customer base, for the purpose of selling electricity to their household customers. Under the signed agreements, all customer-related risks are borne by the service-providing entities.

17.	Dividend distribution

On August 21, 2023, the Company’s board of directors decided to distribute a dividend in the amount of NIS 70 million. At the said time, the Company paid a dividend in the amount of NIS 52.5 million to its Israeli shareholders. On September 7, 2023, upon the receipt of a withholding tax certificate, the Company transferred to its foreign shareholder its share in the dividend in the amount of approximately USD 4.6 million (approximately NIS 17.5 million that was converted by the Company into USD on the date of the payment to the Israeli shareholders).

On December 28, 2023, the Company’s board of directors decided to distribute a dividend in the amount of NIS 70 million. At the said time, the Company paid a dividend in the amount of NIS 52.5 million to its Israeli shareholders. After the reporting date, on January 10, 2024, upon the receipt of a withholding tax certificate, the Company transferred to its foreign shareholder its share in the dividend in the amount of approximately USD 4.8 million (approximately NIS 17.5 million that was converted by the Company into USD on the date of the payment).

On September 2, 2024, the Company’s Board of Directors decided to distribute a dividend in the amount of NIS 50 million. On September 3, 2024, the Company paid a dividend in the amount of NIS 37.5 million to its Israeli shareholders. On September 9, 2024, the Company transferred to its foreign shareholder its share of the dividend in the amount of approximately USD 3.4 million (approximately NIS 12.5 million, which was converted by the Company into USD on the date of the decision).

On November 25, 2024, the Company’s Board of Directors decided to distribute an additional dividend in the amount of NIS 75 million. On November 26, 2024, the Company paid a dividend in the amount of NIS 56.2 million to its Israeli shareholders. On November 27, 2024, the Company transferred to its foreign shareholder its share of the dividend in the amount of approximately USD 5.1 million (approximately NIS 18.8 million, which was converted by the Company into USD on the date of the decision).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

18.	The market model

1.	On March 6, 2022, the Electricity Authority published Decision No. 62703, which was adopted in February 2022, on the subject of “Amending the Criteria for Applying the Market Model to Existing Private Production and Renewable Energies” (hereinafter: the “Market Model Decision”). The Market Model Decision changes the regulation for producers in the transmission network in all types of technologies and applies to them criteria that regulate the operation of the energy market. The essence of the decision is to create a uniform regulatory basis for production facilities in the transmission network in terms of the manner of submitting production and loading plans, the manner of availability payments and Payments for energy. The Electricity Authority preserves the option for producers operating in bilateral transactions to continue operating in this format, so that they can choose between a central or self-loading method with the ability to switch between loading methods on a monthly basis. The sale of energy to the network will be carried out in accordance with the needs of the system and at the SMP price (System Marginal Price). After several delays in the implementation of the aforementioned decision, starting on July 1, 2024, the decision entered into force.

2.	On August 29, 2024, the CEO of Noga - Electricity System Management addressed the Company with an urgent letter regarding the system administrator’s concern about the conduct of producers that allegedly raises concerns about price bias in the electricity market and/or bias in the system administrator’s payments and/or exploitation of market power. The letter explained that starting from the date of application of the market model to private production in the electricity market on July 1, 2024, the system administrator identifies conduct that raises concerns about the execution of such actions, through a dramatic change in the price bids received by the system administrator, compared to the period before the market model was applied, and abuse of the situation of low reserves and high demand in the electricity market.

According to the claim in the letter, which was sent to all producers in the market operating according to the market model, these price bids allegedly cause an increase in the wholesale market price (SMP) and an increase in payments paid to the producer in an unusual manner. In this way, the price bids increase the payments that suppliers without means of production are forced to pay for the energy purchased from the system operator in the wholesale market, as well as the electricity prices for the final consumer. This, according to the concern, amounts to conduct that is not in accordance with the provisions of the law and Electricity Sector Rules (Standards for the Level, Quality and Quality of Service Provided by an Essential Service Provider), 2018 (hereinafter: “the Standards”).

In light of the above, the letter stated that the system operator intends to examine ways to prevent the aforementioned phenomena, including in accordance with the provisions of Standard 106G of the Standards, such as failure to make payments.

On August 31, 2024, the Company responded to the letter it received from Noga, in which it rejected in all respects the claim implied in the letter that its actions could raise a concern, even the slightest, of harm to competition, with all this implies, and that given the Company’s small market share, it is clear that it cannot abuse it and that it will always continue to act in accordance with the guidelines and procedures established by the Company to prevent any violation of the law.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

18.	The market model (cont’d)

3.	On September 4, 2024, the Electricity Authority published a proposed decision for a hearing regarding the determination of a rate for the supplementary rates for producers connected to or integrated into the transmission network operating under Article C1 and E1 of the Standards. According to the proposed decision for a hearing, at this stage, a ceiling will be set for price bids submitted by electricity producers, on the basis of which producers are paid protection tariffs for out of order load and a supplementary rate (“the proposed regulation”).

According to the proposed regulation, as of the date of publication of the hearing, a manufacturer who is entitled to a supplementary tariff or to an out of order load tariff will be entitled to an amount calculated in accordance with the minimum of his price bid and a tariff set by the Authority (“the Authority’s tariff”), which is detailed in Appendix A to the proposed decision. Responses to the hearing will be provided by November 17, 2024. According to the proposed decision for the hearing, the decision will be effective retroactively from the date of publication of the hearing. The Company’s position, which was presented in the response to the hearing that it submitted to the Electricity Authority on November 17, 2024, is that the proposed decision is contrary to the Electricity Authority’s obligations towards the Company within the framework of the tariff approval granted to it in 2011, and unlawfully harms the Company’s legitimate and protected reliance on the tariff approval, which was valid for 20 years from the date of granting the Company’s permanent license. Furthermore, in the Company’s position, the approval of the aforementioned tariff anchored and determined a maximum energy tariff for natural gas to which the Company is entitled from the variable available capacity, which is intended to serve as a “safety net” and as a basis for the financial model of the Company and its financing bodies. In light of this, the Electricity Authority’s obligations under the tariff approval, and its recognition of them as a fundamental obligation from which deviations can only be made under certain conditions that are not met at the hearing, have remained unchanged since the granting of the tariff approval to the present day, even under the various regulations that have been introduced in the electricity market, including the regulation of the market model. In the Company’s position, the proposed resolution is flawed in its invalid retroactive application, contrary to law. In response to the hearing, the Company asked the Electricity Authority to explicitly clarify that to the extent that a decision is made under the proposed resolution, in any way whatsoever, that it does not apply to the Company and/or that it does not prejudice the validity and scope of the Company’s tariff approval.

The Company’s arguments in response to the hearing were also presented at an oral hearing held by the Electricity Authority on November 27, 2024. Subsequent to reporting period, on February 17, 2025, the Electricity Authority published a decision stating that the Company’s price bid to the system operator will be in accordance with its tariff approval. Additionally, the decision stipulates that the Company will not be able to transition to central loading until the matter is regulated. On February 18, 2025, with its publication in the official gazette, the decision came into effect; the Company’s return to tariff approval has no impact on the Company’s financial results.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 13 - Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Bank guarantees

As at the date of the report, the Company, through its shareholders based on their proportionate holdings in the Company and pursuant to the financing agreements, provided bank guarantees to INGL, the Public Utilities Authority Electricity (“PUA”), for purposes of compliance with the terms of the licenses granted to the Company, and to NOGA Independent System Operator Ltd. (hereinafter: “NOGA”) , as required under the Company’s agreement with NOGA, and in accordance with the standards published by the PUA. On January 2024, there was an update to the amount of the guarantee provided to NOGA so that the guarantee amounts to NIS 149 million. The total amount of the guarantees provided by the Company is NIS 169 million. In order to comply with the terms of the supply license of a virtual supplier, the Company has provided a guarantee in the amount of NIS 2 million in favor of the PUA.

C.	Liens

During the month of January 2011, the Company placed liens on its assets as collateral for the obligations of the Company and its shareholders as follows:

1.	Fixed lien - A fixed lien and first priority mortgage and an assignment by way of lien on all the assets and rights with respect to the power plant in Ashkelon as specified in the financing agreements.

2.	Floating lien - An unlimited first priority floating lien on all of the rights and assets of the borrower, any object and/or equipment and any other tangible or intangible asset of any type as specified in the financing agreements.

3.	Lien on account of guarantees to third parties - A fixed lien, mortgage and assignment by way of a first priority lien, and a second priority lien on all assets and rights with respect to the account of guarantees including all the funds, the securities, the documents and the notes of others of any type that will be deposited into the account from time to time, as detailed in the mortgage deed and all its appendices.

4.	Lien on the land of the power plant - A fixed lien and first priority mortgage and an assignment by way of lien on all of the rights, existing and future, of the pledger with no exceptions, per the development agreement that was signed between the pledger and the Israel Lands Administration (“ILA”) with respect to the land.

Note 14 - Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2024	2023

Ordinary shares of NIS 1 par value	500,000	10,640	10,640

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 15 - Revenues

	For the year ended December 31
	2024	2023	2022
	NIS thousands

Revenues from sale of electricity to private customers	1,826,424	1,856,252	1,900,101
Income from the system operator	1,037,346	866,144	469,119

	2,863,770	2,722,396	2,369,220

Note 16 - General and Administrative Expenses

	For the year ended December 31
	2024	2023	2022
	NIS thousands

Wages, salaries and related expenses	18,110	15,543	13,923
Rental and office maintenance	3,491	2,842	2,700
Professional services *	1,447	8,529	6,578
Depreciation	677	691	772
Foreign travel	204	63	93

	23,929	27,668	24,066

*	The expense, net, includes income attributed in respect of payments received as part of the arbitration proceeding an amount of approximately NIS 9.5 million . For more information, see Note 13.A.9.a and 1.E.

Note 17 - Financing Income and Expenses, Net

	Year ended December 31
	2024	2023	2022
	NIS thousands
Financing income
Net foreign exchange differences	13,972	2,901	31,784
Realization of derivatives	1,548	8,884	13,914
Interest income and linkage differences*	169,419	33,501	6,433

Total financing income	184,939	45,286	52,131

Financing expenses
Interest and linkage differences on bank loans	191,043	207,693	268,802
Fees	634	620	587
Lease financing expenses	1,421	1,460	1,472
Other financing expenses	727	-	255

Total financing expenses	193,825	209,773	271,116

Net financing expenses	8,886	164,487	218,985

*	Interest income includes income attributed in respect of payments received as part of the arbitration proceeding an amount of approximately NIS 127 million. For more information, see Note 13.A.9.a and 1.E.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 18 - Other Operating Costs

	For the year ended December 31
	2024	2023	2022
	NIS thousands

Operation and maintenance costs	149,701	150,105	121,606
Water cost	10,726	10,405	9,787
Taxes and property taxes	6,850	3,457	5,214
Insurance costs	15,527	15,928	14,760
Diesel storage	4,602	3,991	3,808
Other	2,621	2,138	2,014

	190,027	186,024	157,189

Note 19 - Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

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

Cash and cash equivalents

As at December 31, 2024, the Company has cash and cash equivalents in the amount of NIS 846,565 thousand (December 31, 2023 - NIS 219,246 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

C.	Credit risk (cont’d)

Restricted deposits

As at December 31, 2024 the Company has deposits in the amount of NIS 531,569 thousand that are restricted according to the financing agreements (December 31, 2023 - NIS 522,319 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

Trade and other receivables (current assets)

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each business customer. The Company has established a credit policy under which each new customer is analyzed individually for credit worthiness, and if necessary, the customer will be examined individually again. The Company’s review includes external credit ratings, when available. Collection from the Company’s customers is carried out on a regular basis.

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

The Company has contractual commitments due to the financing agreements, the O&M agreement, the gas purchase agreement, the gas pipeline agreement and lease agreements. For further information see Notes 13 and 20.

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the rates at the reporting date, including estimated interest payments.

	December 31, 2024
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years
	NIS thousands

Non-derivative financial liabilities

Trade payables	168,637	168,637	168,637	-	-	-	-

Other payables	14,971	14,971	10,469	4,502	-	-	-

Long-term lease liabilities	60,987	51,706	-	-	51,706	-	-

Lease liabilities	51,696	62,188	199	4,738	4,887	14,711	37,653

Loans from banks	2,072,262	2,157,134	188,254	175,370	320,954	934,743	537,813

	2,368,553	2,454,636	367,559	184,610	377,547	949,454	575,466

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2023
	Carrying	Contractual	6 months	6-12	1-2	2-5	More than
	amount	cash flows	or less	months	years	years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	166,089	166,089	166,089	-	-	-	-

Other payables	31,446	31,446	31,446	-	-	-	-

Lease liabilities *	52,405	63,719	199	4,588	4,588	13,165	41,179

Loans from banks	2,295,112	2,522,993	191,316	174,543	363,624	948,248	845,262

	2,545,052	2,784,247	389,050	179,131	368,212	961,413	886,441

*	Restated

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2024, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulation applicable to the area of operations as approved by the electricity authority and particularly changes in load, system, and time tariffs (“TAOZ”), a change in gas purchase costs and other changes in the electricity and gas market, the maintenance contractor and political and security events. See Notes 1.C.2 and 1.D.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risk

As a result of the Company’s agreement with the maintenance contractor and gas supplier as described in Note 13, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase USD for NIS. Furthermore, as a result of loans from banks that are linked to the CPI, the Company is exposed to changes in the CPI. To reduce this exposure, the Company entered forward CPI transactions mainly for the portion that is expected to be paid during the year. (see Note 17).

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2024
	Non-monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	309,440	-	537,121	4	846,565
Trade receivables and accrued income	-	185,403	-	222	-	185,625
Other receivables	22,142	5,756	-	4,502	-	32,400

Non-current assets:
Restricted deposits	-	291,333	-	240,236	-	531,569
Long-term prepaid expenses	28,033	-	-	51,706	-	79,739
Fixed assets	2,697,592	-	-	-	-	2,697,592
Intangible assets	9,688	-	-	-	-	9,688
Right of use assets	54,199	-	-	-	-	54,199

Current liabilities:

Current maturities of loans from banks	-	-	(321,805)	-	-	(321,805)
Current maturities of lease liabilities	-	-	(4,887)	-	-	(4,887)
Current tax liabilities	(14,016)	-	-	-	-	(14,016)
Trade payables	-	(138,925)	-	(29,712)	-	(168,637)
Other accounts payable	(1,883)	(8,586)	-	(4,502)	-	(14,971)
Non-current liabilities:
Loans from banks	-	-	(1,750,457)	-	-	(1,750,457)
Other long-term liabilities	(9,281)	-	-	(51,706)	-	(60,987)
Long-term lease liabilities	-	-	(46,809)	-	-	(46,809)
Provisions for decommissioning and restoration	(38,102)	-	-	-	-	(38,102)
Deferred tax liabilities	(399,282)	-	-	-	-	(399,282)
Liabilities for employee benefits, net	(160)	-	-	-	-	(160)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	2,348,930	644,421	(2,123,958)	747,867	4	1,617,264

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2023
	Non-monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	157,299	-	61,939	8	219,246
Trade receivables and accrued income	-	211,866	-	-	-	211,866
Other receivables	12,095	-	-	-	-	12,095

Non-current assets:
Restricted deposits	-	279,269	-	243,050	-	522,319
Long-term prepaid expenses	30,053	-	-	-	-	30,053
Fixed assets	3,106,550	-	-	-	-	3,106,550
Intangible assets	7,653	-	-	-	-	7,653
Right of use assets	55,390	-	-	-	-	55,390

Current liabilities:
Current maturities of loans from banks	-	-	(299,203)	-	-	(299,203)
Current maturities of lease liabilities	-	-	(4,787)	-	-	(4,787)
Trade payables	-	(134,544)	-	(31,545)	-	(166,089)
Other accounts payable	(1,884)	(12,062)	-	(17,500)	-	(31,446)
Non-current liabilities:
Loans from banks	-	-	(1,995,909)	-	-	(1,995,909)
Other long-term liabilities	(12,943)	-	-	-	-	(12,943)
Long-term lease liabilities	-	-	(47,618)	-	-	(47,618)
Provisions for decommissioning and restoration	(38,985)	-	-	-	-	(38,985)
Deferred tax liabilities	(278,095)	-	-	-	-	(278,095)
Liabilities for employee benefits, net	(160)	-	-	-	-	(160)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	2,879,674	501,828	(2,347,517)	255,944	8	1,289,937

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis

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

	December 31, 2024		December 31, 2023
	Increase	Decrease	Increase	Decrease
	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	38,868	(38,868)	15,249	(15,249)
10% in the US dollar (1)	77,736	(77,736)	30,499	(30,499)
1% change in CPI (2)	(20,723)	20,723	(22,951)	22,951
2% change in CPI (2)	(41,445)	41,445	(45,902)	45,902

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, balances of trade and other payables in foreign currency.

(2)	The effect on equity of the change in the US dollar exchange rate and the CPI is the same as that on profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 19 - Financial Instruments (cont’d)

F.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, restricted deposits, trade payables and other accounts payable are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2024		2023
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Non-current liabilities:
Long-term loans from banks (*)	2,072,262	2,178,730	2,295,112	2,388,384

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 on fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2024	2023
	%	%
Long-term loans from banks	5.17%	4.9%

(3)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 20 - Leases

The Company has lease agreements with respect to the following items:

(1)	Land

(2)	Offices

(1)	Information regarding material lease agreements

(a)	The Company leases land from EAIS for a period of 25 years during which the Company constructed a power plant. The contractual period ends on May 20, 2039. A lease liability and right-of-use asset in the amount of NIS 50,474 thousand and NIS 52,945 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2024, in respect of the land lease.

(b)	The Company leases offices from Africa Israel for a period of 5 years with extension options. On February 28, 2022, the Company signed an extension of the agreement until June 30, 2025. On December 1, 2024, the Company signed an addendum to the lease for an additional period of 36 months, which will take effect on July 1, 2025. A lease liability and right-of-use asset in the amount of NIS 1,222 thousand and NIS 1,254 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2024, in respect of the lease of the offices.

(2)	Right-of-use assets

(a)	Composition and changes

	Land	Offices	Total
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2023	56,464	1,022	57,486
Depreciation on right-of- use assets	(3,502)	(418)	(3,920)
Linkage on right-of-use assets	1,790	34	1,824
Balance as at December 31, 2023	54,752	638	55,390
Addendum to office lease agreement	-	1,032	1,032
use assets	(3,608)	(435)	(4,043)
Linkage on right-of-use assets	1,801	19	1,820
Balance as at December 31, 2024	52,945	1,254	54,199

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 20 - Leases (cont’d)

(3)	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2024
NIS thousands
Less than one year	4,887
One to five years	19,250
More than five years	27,559

Total	51,696

Current maturities	4,887
Long-term lease liability	46,809
Total	51,696

(4)	Additional information on leases

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
	NIS thousands	NIS thousands	NIS thousands

(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,421	1,460	1,472

	Year ended December 31, 2024	Year ended December 31, 2023
	NIS thousands	NIS thousands

(b) Amounts recognized in the statement of cash flows
Cash outflow for leases	4,984	4,817

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2024

Note 21 - Related and Interested Parties

Transactions with related and interested parties

Details of transactions with related and interested parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2024	2023	2022	2024	2023
Related party/Interested party	Nature of transaction	Transactions amounts			Outstanding balance
		NIS thousands
Shareholder having significant influence	The Company has an agreement with Edeltec for the operation and maintenance of the power plant. (See Note 13A(3)).	187,063	217,578	221,847	(15,145)	(27,040)
Shareholder having significant influence	The Company has an agreement with EAIS for the operation and maintenance of the power plant (see Note 13A(3))	3,735	3,624	3,458	-	-
Shareholder having significant influence	A dividend declared and not distributed to a shareholder of the Company (see Note 13.A.17).	-	-	-	-	(17,500)
Shareholder having significant influence	The Company entered into an agreement with EAIS for the lease of the land on which the power plant was constructed (see Note 13A(2)).	4,388	4,230	4,026	-	-
Related Company	The Company entered into an agreement with Ramat Negev Energy for the sale and purchase of electricity and the purchase of gas.	48	56	13,356	-	37
Key management personnel	Salary and benefits for the Company’s key management personnel.	7,143	6,110	5,694	(2,475)	(2,316)
Director’s	Salary for the Company’s directors.	643	696	641	(7)	-

Note 22 - Subsequent Events

1.	On February 6, 2025, the Company submitted a comment on a proposed decision for a hearing regarding regulation of conventional production units. See Note 13.A.13.

2.	Regarding the possibility of expanding the power plant, see Note 13.A.13.

3.	On February 17, 2025, the Electricity Authority published its decision regarding tariff supervision. See Note 13.A.18.