Form 20-F
period 2025-12-31
Ellomay Capital Ltd.
filed 2026-05-01
CIK 946394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

Title of Class

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,781,2301 ordinary shares, NIS 10.00 par value per share.

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

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes ☐ No ☑

1	Does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by Ellomay. For so long as such treasury shares are owned by Ellomay they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to Ellomay’s shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of Ellomay’s shareholders.

EXPLANATORY NOTE

Note 18A (Details of the Statements of Profit or Loss and Other Comprehensive Income – Revenues) of the financial statements included in this Report, contains a reclassification of comparative amounts for the year ended December 31, 2024 due to separate presentation of revenues from subsidies.

This amendment only relates to the separate presentation of revenues and therefore the aggregate revenues reported for the year ended December 31, 2024 remain unchanged.

i

INTRODUCTION

The following is the Report on Form 20-F of Ellomay Capital Ltd., or the Report. Unless the context in which such terms are used would require a different meaning, all references to “Ellomay,” “us,” “we,” “our” or the “Company” refer to Ellomay Capital Ltd. and its consolidated subsidiaries.

All references to “€,” “euro” or “EUR” are to the legal currency of the European Union, or EU, all references to “NIS” or “New Israeli Shekel” are to the legal currency of Israel and all references to “$,” “dollar,” “US$,” “USD” or “U.S. dollar” are to the legal currency of the United States of America. Other than as specifically noted, all amounts translated into a different currency were translated based on the relevant exchange rate as of December 31, 2025.

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

SUMMARY OF RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Item 3.D “Risk Factors.” You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	risks related to projects that are in the development stage, among other issues due to the inability to obtain or maintain licenses or project finance;

●	regulatory changes and government interventions impacting electricity prices and other changes in electricity prices, including their impact on the fair value of financial instruments and assets;

●	weather conditions and various meteorological and geographic factors;

●	our EPC contractors’ and our other contractors’, suppliers’ and service providers’ technical, professional and financial ability to construct, install, test and commission a renewable energy plant and to provide us with the required services and support, including operation and maintenance, or O&M, undertakings in connection with the development, construction and operation of our renewable energy plants;

●	the availability of financial incentives and supporting regulation and the potential reduction or elimination, including retroactive amendments, of the government subsidies and economic incentives applicable to, or amendments to regulations governing the, renewable energy markets in which we operate or to which we may in the future enter;

●	defects in the components of the renewable energy plants we operate or theft of various components;

●	our ability to meet our obligations, undertakings and financial covenants under various financing agreements, including to our debenture holders, our ability to raise additional equity, debt or other types of financing in the future and the limitations imposed on us in the deeds of trust governing our debentures;

●	risks due to our current debt, which has increased in recent years, and future debt;

●	risks relating to operations in foreign countries, including cross-currency movements, payment cycles and existing and changing tax arrangements, tariffs, rules, requirements and international initiatives;

●	our inability to locate land suitable or sufficient for the needs of the projects that we develop and potential disagreements with landowners;

●	potential effects of the war and hostilities in Israel on our Israeli operations, projects under development and headquarters;

●	natural disasters, terrorist attacks, other catastrophic events, cyber-attacks and information technology or telecommunication system disruptions;

●	changes in the prices of the components or raw materials required for the production of renewable energy, including through the imposition of tariffs;

●	our dependency on revenues and cash flows from the Talasol Solar Plant;

v

●	risks in connection with our Waste-to-Energy, or WtE, plants in the Netherlands, including shortages, insufficient quality or changes in prices of raw materials, increase in delivery prices and environmental and other regulatory changes;

●	risks relating to our Israeli operations, including the centralized electricity market and exposure to damages due to hostile attacks;

●	the risks we are exposed to due to our holdings in Ellomay Luzon Energy Infrastructures Ltd. (f/k/a U. Dori Energy Infrastructures Ltd.), or Ellomay Luzon Energy and Dorad Energy Ltd., or Dorad, including risk factors generally applicable to electricity manufacturers and our joint control of Ellomay Luzon Energy and lack of control of Dorad, restrictions on our right to transfer our holdings in Ellomay Luzon Energy, regulatory changes applicable to the power plant owned by Dorad, or the Dorad Power Plant, shortages of gas, exposure to changes in the Israeli consumer price index and exchange rates and involvement in legal proceedings;

●	the market, economic and political factors in the countries in which we operate;

●	our ability to maintain expertise in the energy market, and to track, monitor and manage the projects which we have undertaken, including the impact of competition and changes in the renewable energy markets;

●	future disagreements with our partners who own a portion of our renewable energy plants;

●	fluctuations in the value of currency and interest rates;

●	risks related to our incorporation and location in Israel, including security risks and political risks;

●	risks related to economic uncertainty, including in connection with customs, international trade relations and exposure to the impact of the military conflict between Russia and Ukraine;

●	our plans with respect to the management of our financial and other assets and our ability to identify, evaluate and consummate additional suitable business opportunities and strategic alternatives;

●	we are controlled by one controlling shareholder and, as a foreign private issuer, may rely on home country practices with respect to certain matters;

●	the price, market liquidity and volatility of our ordinary shares, potential future dilutions and listing on two markets;

●	dependency on key management and personnel;

●	our inability to maintain effective internal controls over financial reporting;

●	impact of provisions of Israeli law on our shareholders’ ability to enforce US judgements on us, on the ability to acquire us or a controlling position in our company, on rights and obligations of shareholders; and

●	exposure to legal and administrative proceedings and tax audits and to organizational and legal risks associated with our complex corporate structure and global operations;

●	the different disclosure obligations applicable to us as a foreign private issuer and the impact of potential changes to such disclosure obligations, including due to loss of our foreign private issuer status.

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

Existing regulations, and changes to such regulations, may present technical, regulatory and economic barriers and restrictions to the construction and operation of renewable energy plants, which may adversely affect our operations. The installation and operation of renewable energy plants is subject to oversight and regulation in accordance with international, European (to the extent applicable), national and local ordinances, building codes, zoning (or permitting), environmental protection regulation, including waste disposal regulations, utility interconnection requirements, security requirements, regulation in connection with the presence or discovery of archaeological, historical, religious, or cultural artifacts at project sites, regulation in connection with foreign ownership of assets, especially infrastructure and energy facilities (whether specifically aimed at Israeli companies or at foreign investors in general, such as the potential requirement for approval from the Committee on Foreign Investments in the Unites States) and other rules and regulations. Any changes in applicable regulations that increase the burdens or restrictions on the operation of our renewable energy plants could increase our costs of operation and, as a result, adversely affect our results of operations. In addition, various governmental, municipal and other regulatory entities require the issuance and continued effectiveness of relevant permits, licenses and authorizations for the construction and operation of renewable energy plants. If such permits, licenses and authorizations are not timely issued, it could result in the interruption, cessation or abandonment of a newly constructed renewable energy plant or may require significant changes to such renewable energy plant, any of which may cause severe losses. In addition, if issued, these licenses and permits may be revoked by the authorities following their issuance in the event the authorities discover irregularities or deviations from the scope of the license or permit. Any revocation of existing licenses may obligate us to cease constructing or operating the relevant renewable energy plant for the period required to renew the relevant license or indefinitely and therefore will adversely affect our business and results of operations.

Government interventions in response to high energy prices may negatively impact revenues or increase our tax burden. European countries responded, during 2021 and 2022, to the increased energy prices experienced by adopting several measures aimed at reducing or limiting the profits of renewable energy manufacturers through taxes or other regulatory arrangements. For example, Spain introduced a reduction mechanism for excess remuneration resulting from the high price of natural gas during 2021-2022. This Spanish regulation mainly impacted our operating profit from the 300 MW photovoltaic plant in the municipality of Talaván, Cáceres, Spain, which was connected to the Spanish national grid in December 2020, or the Talasol Plant (with respect to the portion of revenues not subject to the financial power swap executed in connection with the Talasol Plant, or the Talasol PPA), and from our Spanish 28 MW photovoltaic plant, or the Ellomay Solar Plant. Although the electricity prices in Spain and Italy decreased during 2025, future changes and increases in electricity prices in Spain, Italy and other countries or areas in which our plants are located could cause local regulators to adopt new measures aimed at limiting the profitability of renewable energy manufacturers. These measures may include caps on energy prices, changes to price formulations and the proposal of windfall taxes on energy companies, including companies that generate renewable energy. It is possible these measures may intensify and be adopted by other countries in which we operate or will operate in the future in which case it could materially affect our financial results.

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

Our business is affected by the availability of financial incentives and supporting regulation. The reduction or elimination of government subsidies and economic incentives could reduce our profitability and our revenues. Many countries, such as Spain, Italy, the Netherlands, Israel and the United States, previously introduced substantial incentives to offset the cost of renewable energy facilities, including photovoltaic power systems and WtE technologies, in the form of Feed-in-Tariff, or FiT, regulatory tenders for fixed tariffs, green certificates, tax credits or other incentives aimed at promoting the use of clean energy (including solar energy and biogas) and reducing dependence on other forms of energy. In addition, several countries encourage manufacturers and farmers to choose environmentally-friendly waste management methods, either by establishing fines on non-environmentally friendly waste management methods or by payment of incentives. Certain of these government incentives were reduced or eliminated in the past years (for example with respect to solar installations in Italy and Spain) and the remaining incentives could potentially be reduced or eliminated in the future. In addition, on January 20, 2025, President Trump signed two executive orders: “Declaring a National Energy Emergency” and “Unleashing American Energy,” imposed a regulatory freeze and announced a withdrawal from the Paris Climate Agreement. Although the executive orders, calling, among other things for an immediate pause on clean energy-related federal disbursements do not impact tax credits granted to clean energy facilities such as our US solar projects, future actions of the Trump Administration could impact the availability, implementation and scope of tax credits and the development, construction and operation of clean energy facilities in the United States. If the governments in the countries in which we operate facilities entitled to incentives revise the existing incentive schemes to reduce incentives, or in case of future deterioration in the financial position of the local governments resulting in partial or no payment or in regulatory changes, it may adversely affect our profitability from projects that receive incentives.

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

As a substantial part of our business is currently located in Europe, we are subject to additional risks that may negatively impact our operations. We currently have substantial solar operations in Spain and in Italy and WtE operations in the Netherlands and may make additional investments in projects located in Europe, such as the development and construction of additional solar plants in Spain and Italy. Due to these existing operations and any additional future investments, we are subject to special considerations or risks associated with companies operating in other jurisdictions, including rules and regulations, cross currency movements, different payment cycles, tax issues, such as variations in tax laws as compared to Israel, tariff, cultural and language differences, crime, strikes, riots, civil disturbances, terrorist attacks and wars and deterioration of political and economic relations with Israel, especially since the commencement of the Iron Swords war and the ongoing hostilities between Israel and Gaza, Lebanon and Iran. For example, the euro/NIS exchange rate has been volatile in recent years ranging from NIS 4.3168 for 1 euro in October 2023 to NIS 3.5 for 1 euro in April 2026. Our European operations subject us to a number of these risks, as well as the requirement to comply with the local laws, such as the Spanish, Italian, Dutch and EU laws, which could be burdensome to our operations. We cannot assure you that we would be able to adequately address some or all of these risks. If we were unable to do so, our operations might suffer.

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

An increase in the prices or shortage of components of a renewable energy plant may adversely affect our projects under development, our future growth and our business. As the timing and progress of many of our projects depend upon the supply of photovoltaic cells and modules, the extent to which our operating results could be adversely impacted by these proceedings depends on (among other things) the demand for the components and materials, the type of materials, rates imposed and timing of the tariffs, and availability of alternative material sources and manufacturing locations. Installations of renewable energy plants have substantially increased over the past few years. The increased demand led to fluctuations in the prices of the components of the plants resulting from oversupply and undersupply. For example, the increased demand for solar panels resulted in substantial investments in solar panels production facilities, creating oversupply and a sharp continuing decrease in the prices of solar panels. However, a global crisis may effect global supply chains and put pressure on global supply chains with factory closures, import tariffs, shortages of raw materials and components, and shipping bottlenecks creating supply chain shortages and delays, thus may lead to price increases. Increased costs of replacing components in our existing plants and of constructing new plants, could potentially delay the commencement or completion of construction of new projects and may impact the profitability of constructing plants and our ability to expand our business. Also, shortages or delays to deliveries of vital components can result in construction and installations delays.

In addition, the price of components may be negatively affected by tariffs or adverse developments in trade relations among the United States, China, the European Union, Israel and other countries, including any actions that may be taken by other countries in retaliation. Tariffs, the adoption and expansion of trade restrictions, the occurrence or exacerbation of a trade war, or other governmental action related to tariffs, trade agreements or related policies could adversely affect our supply chain, access to equipment, costs and ability to economically serve certain markets. Further, pursuant to the America First Trade Policy and Reciprocal Trade and Tariffs memoranda under President Trump, several US agencies have been directed to review and identify unfair trade practices by other countries and recommend appropriate actions, and the outcome of such review could materially impact global trade relations, including the availability and prices of materials and components used in our facilities. Component and equipment prices could also be impacted by higher shipping and transportation costs, for example as a result of higher oil prices caused by the war in Iran.

Moreover, any changes in government policy could result in a more aggressive posture towards international trade. Certain policies and statements of the prior and current US presidential administrations have given rise to uncertainty regarding the future of international trade agreements and the US’s position on international trade. For example, on April 2, 2025, President Trump issued an executive order (the Reciprocal Tariffs Executive Order or Executive Order) announcing a 10% baseline reciprocal tariff on nearly all US trading partners, effective April 5, 2025, and an additional individualized reciprocal tariff on 57 countries, effective April 9, 2025. On April 10, 2025, President Trump suspended the country-specific reciprocal tariff for all countries except China for a period of 90 days to allow for negotiations, leaving a 10% general tariff in place. The tariffs imposed on certain imports from China As by the Trump administration were up to 145%, which, when added to existing tariffs, amounted to a tariff of up to 245% on certain Chinese goods. In November 2025, the Trump administration executed a trade and economic deal with China that, among other things, extended the suspension of heightened reciprocal tariffs on Chinese imports and included an extension of the expiration of certain exclusions from the tariff obligations until November 2026. In addition, in July 2025, legislation commonly referred to as the One Big Beautiful Bill Act, or OBBBA, was enacted, which limits the ability to use components manufactured by certain foreign countries and entities in U.S. facilities.

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

Undertakings to project lenders and financing third parties and indemnification claims by project lenders, tax credit buyers or other counterparties may restrict us or reduce our right to cash flows generated by a project and could result in a cross-default under project-level debt financing. Certain of our project companies that hold our operating or under-development projects may make representations, warranties and covenants to project lenders, tax credit buyers or other counterparties with respect to, among other things, fulfillment of obligations under construction contracts, schedule for construction and completion of projects, existence of permits, a project’s initial and continued eligibility for tax credits and the tax basis of those assets and accelerated tax depreciation. For example, to avoid the recapture of investment tax credits, we must keep the project in operational status for at least the first five years of operations and we cannot reduce our ownership of the project below a certain percentage during this period. These covenants and warranties may restrict our ability to execute certain actions that we would otherwise deemed to be for the benefit of the project company. In addition, if there is an excess credit transfer or recapture event, we may also be exposed to contractual indemnification obligations, guarantees, reimbursement undertakings or related claims. The potential exposure of the project companies in the event of a breach or claimed breach of such representations, warranties and covenants is significant. In certain cases, we or our subsidiaries provide guarantees or indemnification undertakings with respect to such breaches that could result in substantial liabilities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so or unable to do so on favorable terms, and thus may obtain financing for such project company that includes full or partial recourse to us. Any such indemnity obligation by us or the project companies could impose material liabilities on us or our subsidiaries, and correspondingly have a material adverse effect on our business, financial condition and results of operations.

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

We do not wholly-own a few of our operating projects and projects under development. Although we currently control these projects, disagreements with our partners could cause delays in the construction or development of the projects or affect decisions made in connection with operating plants. We wholly-own all of our operating solar plants and the Netherlands’ WtE plants, except the Talasol Solar Plant, of which we hold 51%, and we own 83.333% of the Manara PSP. In June 2025, we sold 49% of a 198 MW Italian solar portfolio, or the Italian 198 MW Solar Portfolio to Clal Insurance Company Ltd., or Clal, and may in the future enter into projects that we do not wholly-own or introduce additional partners to the Manara PSP or other projects under development or to our operating plants. Although we control both the Talasol Solar Plant and the Manara PSP, and will control the Italian 198 MW Solar Portfolio, any disagreement with our partners could affect decisions made in connection with these projects and may require management resources and attention. Any damages caused due to such disagreements could adversely affect our business plans and results of operations.

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

Risks Related to our Israeli Operations

The Dorad Power Plant is located in the southern part of Israel, in proximity to the Gaza Strip and within range of missile and mortar bombs launched from the Gaza Strip. The Manara PSP is located the northern part of Israel, in proximity to the border with Lebanon. Any continuation or resurgence of the war and hostilities in Israel, which commenced on October 7, 2023, may pose a risk to such operations. The Dorad Power Plant is located in Ashkelon, a town in the southern part of Israel, in proximity to the Gaza Strip. In recent years, there has been an escalation in violence and missile attacks from the Gaza Strip to Southern and Central Israel. The Manara PSP is constructed in close proximity to Israel’s border with Lebanon, in an area that has also been attacked by missiles in the past. Due to the location of the Dorad Power Plant, Dorad has implemented various security measures to enable continued operations of the Dorad Power Plant during attacks on its premises. However, any further attacks to the area surrounding the Gaza Strip or the northern border of Israel or any direct damage to the location of the Dorad Power Plant or the Manara PSP may damage it and disrupt their operations, and may cause losses and delays. On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024 and in October 2024 and by the Houthis from Yemen. As a result of the attacks in northern Israel, the construction works on the Manara PSP site were halted in October 2023. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and in Israel’s southern border on January 19, 2025 and the works on the Manara PSP were resumed by the EPC contractor on April 7, 2025 entering into a ramp-up period. In June 2025, a 12-day war between Israel and Iran broke out. In addition, commencing February 28, 2026, Israel and the United States have been engaged in a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel, attacking mainly northern Israel with rockets and missiles. Due to the ongoing hostilities in the area of the Manara PSP works on the upper and lower reservoir have stopped, however tunneling works continue according to schedule. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a 10-day ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel. Although we expect to receive compensation for certain damages, there is no assurance that the compensation will be fully or timely received and, even if received, that it will cover all or most of our direct and indirect damages as a result of the delays. Any breaches or termination of the ceasefire and future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact our Israeli operations and projects under development and our results of operations. In addition, any operations in Israel are impacted by the general security and economic conditions in Israel, any deterioration in the security or economic condition in Israel, including, but not limited to, due to war, terrorist attacks, recession or any other events that may cause a decrease in electricity consumption or electricity prices, may damage the facilities or the transmission of gas to the Dorad Power Plant or may adversely impact customers and may cause losses or delays.

The electricity sector in Israel is highly regulated. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, failure to obtain and maintain electricity production and supply licenses from the regulator could materially adversely affect our operations and results of operations. The Israeli electricity sector is subject to various laws and regulations, such as the tariffs charged and paid by Noga – Electricity System Management Ltd., which is a newly-formed Israeli government company managing the national electricity system, or the System Manager, and the Israeli Electric Company, or IEC, and the licensing requirement that apply to private manufacturers, such as Dorad, in which we indirectly hold 16.875%. The tariffs paid by Dorad in connection with the Dorad Power Plant to the System Manager for system operation services provided to Dorad and the fees received by Dorad from the System Manager for electricity sold to the IEC and for providing the IEC with energy availability, are all based on tariffs determined by the Israeli regulator. The updates and changes to the regulation and tariffs required to be paid to the IEC and to the System Manager by Dorad, or from the System Manager to Dorad, may not necessarily involve negotiations or consultations with Dorad and may be unilaterally imposed on it. Any changes in the tariffs, system charges or applicable regulations may adversely affect our operations and results of operations. In addition, a manufacturer of electricity in Israel, such as Dorad, the Manara PSP, and any other plant we may wish to develop, promote, construct, operate or acquire, is required to hold permanent licenses for production and supply, issued by the Israeli Electricity Authority, which include terms and conditions that could be revised in the future by the Israeli Electricity Authority, and which could be revoked under certain circumstances. In the event any manufacturer does not meet its obligations set forth in the licenses or in the event the Israeli Electricity Authority decides to impose additional restrictions or materially change the terms of the licenses, then, subject to its right to a hearing, such manufacturer may lose one or all of its licenses (production and supply) or their terms may be materially revised. Failure to maintain such licenses or a material revision to the terms of the licenses could adversely affect our results of operations.

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

Risks Related to our Investment in Ellomay Luzon Energy

We have joint control in Ellomay Luzon Energy, who, in turn, holds a minority stake in Dorad.  Therefore, we do not control the operations and actions of Dorad. We currently hold 50% of the equity of Ellomay Luzon Energy (f/k/a U. Dori Energy Infrastructures Ltd.), who, in turn, holds 33.75% of Dorad and accordingly our indirect interest in Dorad is 16.875%. Although we entered into a shareholders’ agreement, or the Ellomay Luzon Energy Shareholders Agreement, with Ellomay Luzon Energy and the other shareholder of Ellomay Luzon Energy, Amos Luzon Entrepreneurship and Energy Group Ltd. (f/k/a U. Dori Group Ltd.), or the Luzon Group, providing us with joint control of Ellomay Luzon Energy, should differences of opinion as to the management, prospects and operations of Ellomay Luzon Energy arise, such differences may limit our ability to direct the operations of Ellomay Luzon Energy. Moreover, Ellomay Luzon Energy holds a minority stake in Dorad and as of the date hereof is entitled to nominate only one director in Dorad, which, according to the Ellomay Luzon Energy Shareholders Agreement, we are entitled to nominate. As we have two representative on the Dorad board of directors, which has a total of seven directors, we do not control Dorad’s operations. Therefore, as we have joint control over Ellomay Luzon Energy and very limited control over Dorad, we may be unable to prevent certain developments that may adversely affect their business and results of operations. Dorad’s shareholders were involved in various legal proceedings that reached a conclusion during 2024 and Dorad and its shareholders were involved in legal proceedings in connection with the potential expansion of the Dorad Power Plant and the exercise of a right of first refusal to purchase Dorad’s shares, all as more fully described in “Item 4.B: Business Overview” below. For more information concerning the separation process with respect to Ellomay Luzon Energy see “Item 4.A: History and Development of the Company” under “Recent Developments.” In addition, to the extent our interest in Ellomay Luzon Energy is deemed an investment security, as defined in the Investment Company Act of 1940, or the Investment Company Act, we could be deemed to be an investment company under the Investment Company Act, depending on the value of our other assets. Please see “We may be deemed to be an “investment company” under the Investment Company Act of 1940, which could subject us to material adverse consequences” below.

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

Dorad, which is the only substantial asset held by Ellomay Luzon Energy, operates the Dorad Power Plant, whose successful operations and profitability depends on a variety of factors, some of which are not within Dorad’s control.  Dorad’s only substantial asset is the Dorad Power Plant, situated on the premises of the Eilat-Ashkelon Pipeline Company Ltd., or EAPC, located south of Ashkelon, Israel. The Dorad Power Plant is subject to various complex agreements with third parties (the IEC, the operations and maintenance contractor, suppliers, private customers, etc.) and to regulatory restrictions and guidelines in connection with, among other issues, the tariffs to be paid by the IEC to Dorad for the energy it produces. Various factors and events may materially adversely affect Dorad’s results of operations and profitability and, in turn, have a material adverse effect on Ellomay Luzon Energy’s and on our results of operations and profitability. These factors and events include:

●	Electricity tariffs, which are determined and updated solely by the Israeli Electricity Authority, have a material impact on the results of operations of Dorad. In addition, the Israeli Electricity Authority is responsible for maintaining and updating regulatory resolutions that impact the manufacturers of electricity in Israel, including the payment structure, licensing of potential competitors, standards for payment for availability and other regulatory issues that, if revised or implemented in a way that impacts Dorad, could materially adversely affect Dorad’s operations and results of operations.

●	The operation of the Dorad Power Plant is highly complex and depends upon the continued ability: (i) to operate the various turbines, and (ii) to turn the turbines on and shut them down quickly based on demand. The profitability of Dorad also depends on the accuracy of the proprietary forecasting system used by Dorad. Any defects or disruptions, or inaccuracies in forecasts, may result in an inability to provide the amount of electricity required by Dorad’s customers or in over-production, both of which could have a material adverse effect on Dorad’s operations and profitability.

●	Dorad’s operations depend upon the expertise and success of its operations and maintenance contractor, who is responsible for the day-to-day operations of the Dorad Power Plant. If the services provided by such contractor will cause delays in the production of energy or any other damage to the Dorad Power Plant or to Dorad’s customers, Dorad may be subject to claims for damages and to additional expenses and losses and therefore Dorad’s profitability could be adversely affected. Dorad also depends on certain sole suppliers for services, including the IEC, which distributes the electricity manufactured by Dorad to Dorad’s customers, Israel Natural Gas Lines Ltd., who delivers the gas required for Dorad’s operations, and the System Manager. Any disagreement or disruption of these services could adversely impact Dorad’s operations.

●	Significant equipment failures may limit Dorad’s production of energy. Although damages from equipment failures generally covered by insurance policies, any such failures may cause disruption in the production, may not all be covered by the insurance and the correction of such failures may involve a considerable amount of resources and investment and could therefore adversely affect Dorad’s profitability.

●	Dorad’s operations depend on the availability and accurate function of its information technology, communications and data retrieval and analysis systems. As such, Dorad is exposed to risks of cyber-attacks, either directed specifically at Dorad or at infrastructure or Israeli sites in general. The occurrence of a cyber-attack may halt Dorad’s operations and result in damages to Dorad’s financial results and reputation.

●	Dorad entered into long-term natural gas supply agreements with the partners in the “Tamar” license located in the Mediterranean Sea off the coast of Israel, or Tamar and the Tamar Agreement, and with Energean Israel Ltd., or Energean and the Energean Agreement. Both of these agreements include a “take or pay” mechanism, subject to certain restrictions and conditions. For example, in 2024, Dorad did not consume the minimum required amount under the Energean Agreement and in 2025 did not consume the minimum required amounts under both the Energean Agreement and the Tamar Agreement. In the event Dorad does not consume the excess gas amounts during the time set forth in the agreements, under certain circumstances Dorad may be required to pay for natural gas not actually used by its operations. Dorad’s operations depend on the timely, continuous and uninterrupted supply of natural gas from Tamar and Energean and on the existence of sufficient reserves throughout the term of the agreements with Tamar and Energean. Any disruptions in the gas supply, could adversely impact Dorad’s operations and results of operations. In addition, the price of natural gas under the supply agreements with Tamar and Energean is linked to production tariffs determined by the Israeli Electricity Authority but cannot be lower than the “final floor price” included in the agreements. In the event of future reductions in the production tariff, the price of gas may reach the “floor price” and thereafter will not be further reduced. Any delays, disruptions, increases in the price of natural gas under the agreement, or shortages in the gas supply from Tamar or Energean will adversely affect Dorad’s results of operations.

●	The Dorad Power Plant is subject to environmental regulations, aimed at increasing the protection of the environment and reducing environmental hazards, including by way of imposing restrictions regarding noise, harmful emissions to the environment and handling of hazardous materials. Currently the costs of compliance with the foregoing requirements are not material. Any breach or other noncompliance with the applicable laws may cause Dorad to incur additional costs due to penalties and fines and expenses incurred in order to regain compliance with the applicable laws, all of which may have an adverse effect on Dorad’s profitability and results of operations.

●	Due to the agreements with contractors of the Dorad Power Plant and the indexation included in the gas supply agreement, Dorad is exposed to changes in the exchange rates of the U.S. dollar against the NIS. In addition, due to the indexing to the Israeli consumer price index under Dorad’s credit facility, Dorad is exposed to fluctuations in the Israeli CPI, which may adversely affect its results of operations and profitability. Dorad from time to time executes forward transactions to purchase U.S. dollars against the NIS and other hedging transactions to minimize these risks.

●	Dorad was until 2024 involved in several arbitration proceedings initiated by Dorad’s shareholders, including Ellomay Luzon Energy and until recently was involved in a court proceeding initiated by several of its shareholders in connection with its potential expansion and with the exercise of right of first refusal to purchase Doard’s shares. Disagreements and disputes among shareholders may interfere with Dorad’s operations and specifically with Dorad’s business plan and potential growth.

●	The electricity production sector in Israel has expanded and evolved during recent years, with the introduction of privately held electricity production facilities. Dorad is subject to competition from existing or new electricity producers, who will attempt to sell electricity directly to private customers, including Dorad’s customers or potential customers. The added competition may reduce the rates received by Dorad and therefore decrease its revenues and profitability.

●	Dorad is required to make payments to various third parties, including the financing consortium, the gas suppliers, the O&M contractor and the gas transmission service provider. In the event Dorad will not have sufficient liquidity to comply with its payment obligations, its operations and financial results may be materially adversely impacted.

●	The construction of the Dorad Power Plant was mainly financed by a consortium of financing entities pursuant to a long-term credit facility and such credit facility provides for pre-approval by the consortium of certain of Dorad’s actions and contracts with third parties and further includes a list of events that may enable the lenders to demand immediate repayment of the credit facility. The credit facility was repaid in early 2026 and replaced with a short-term loan. The construction of the expansion of Dorad’s power plant, or Dorad 2, will require Dorad to obtain new long-term financing. Such financing may not be available or may be available under terms not acceptable to Dorad. If obtained, such financing is expected to include undertakings and covenants and rights granted to the lenders which, if triggered, may adversely affect Dorad’s operations and profitability.

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

Risks Related to our Operations and our Structure

We depend on the Talasol Solar Plant for a substantial portion of our revenues and cash flows. We depend on the Talasol Solar Plant, and expect to continue to depend on the Talasol Solar Plant and other relatively large projects, for a substantial portion of our revenues and cash flows. The Talasol Solar Plant accounted for approximately 40.5% and 45.4% of our revenues for the years ended December 31, 2025 and 2024, respectively. As new projects reach commercial operation, our dependency on the Talasol Solar Plant is expected to reduce. However, this project, as well as other large projects such as the Manara PSP, are still expected to account for a substantial portion of our revenues and cash flows in the foreseeable future. Consequently, any damage or loss in connection with the Talasol Solar Plant could materially reduce our revenues and cash flows and, as a result, have a material adverse effect on our business, financial condition and results of operations.

Our ability to leverage and increase our operations depends, inter alia, on our ability to obtain attractive project and corporate financing from financial entities or to enter into other financing arrangements, including tax credit arrangements.  Our ability to obtain attractive financing and the terms of such financing, including interest rates, equity to debt ratio requirement and timing of debt availability will significantly impact our ability to leverage our investments and enhance our operations and to fulfill our development plans. Although we have financing agreements with respect to several of our Solar Plants, WtE plants and the Manara PSP and although we raised significant funds in Israel through the issuance of debentures, there is no assurance we will be able to procure additional project financing, as applicable, for projects under development or any operations we will acquire or projects we wish to advance in the future, or to obtain additional corporate financing, on terms favorable to us or at all. In recent years, Israel and global markets experienced significant increases in interest rates, which impact the interest rates applicable to public and private debt financings. In addition, adverse developments that affect financial institutions, such as events involving liquidity that are rumored or actual, have in the past and may in the future lead to bank failures and market-wide liquidity problems. The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our ability to obtain financing, and on our current and projected business operations and our financial condition and results of operations. Any instability in the banking and financing markets could limit the availability of funds for financing activities or result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. An increase in interest rates may also adversely impact the profitability and return on projects we consider, and may cause us to decide not to pursue certain business opportunities. In addition, we recently entered into the US solar market. We expect that our US solar projects will rely on third-party tax equity or tax credit funding, obtained through the sale of available tax incentives. No assurance can be given that tax equity investors or tax credit purchasers will be available or willing to acquire the tax credits on acceptable terms, that we will be able to sell the tax incentives through other markets or that the tax incentives and benefits will remain in place, especially following certain executive orders executed by President Trump. Our inability to obtain additional financing, through financing entities, or tax credit funding or otherwise, on favorable terms, or at all, may adversely affect our ability to leverage our investments and to procure the equity required in order to execute one or more projects or increase and further develop our operations and execute our business plan.

Our ability to freely operate our business is limited due to certain restrictive covenants contained in the deeds of trust of our Debentures. The deeds of trust governing our Series D Convertible Debentures, Series E Secured Debentures, Series F Debentures and Series G Debentures, or, together, the Deeds of Trust and the Debentures, respectively, contain restrictive covenants that limit our operating and financial flexibility. These covenants include, among other things, a “negative pledge” with respect to a floating pledge on all of our assets. The Deeds of Trust also contain covenants regarding maintaining certain levels of financial ratios and criteria, including as a condition to the distribution of dividends, as a trigger for an obligation to pay additional interest and as a cause for immediate repayment, and other customary immediate repayment conditions, including, under certain circumstances, in the event of a change of control, a default under the deed of trust of the other debentures issued by us, a change in our field of operations or a disposition of a substantial amount of assets. Our ability to continue to comply with these and other obligations depends in part on the future performance of our business. Such obligations may hinder our ability to finance our future operations or the manner in which we operate our business. In particular, any non-compliance with performance-related covenants and other undertakings of the Debentures could result in increased interest payments for some or all of the Debentures or a demand for immediate repayment of the outstanding amount under the Debentures and restrict our ability to obtain additional funds, which could have a material adverse effect on our business, financial condition or results of operations.

Our debt increases our exposure to market risks, may limit our ability to incur additional debt that may be necessary to fund our operations and could adversely affect our financial stability. As of December 31, 2025, our total consolidated indebtedness in connection with corporate, project and other financing (including the total indebtedness of Talasol Solar Plant and the Italian 198 MW Solar Portfolio, of which we hold 51%, and of the Manara PSPs, of which we hold approximately 83.33%) was approximately €613.8 million, including principal and interest expected repayments, financing related swap transactions and excluding any related capitalized costs. The Deeds of Trust permit us to incur additional indebtedness, including by issuing additional debentures of the existing series of Debentures and issuing additional series of debentures, subject to maintaining certain financial ratios and covenants. Our debt, including the Debentures, and any additional debt we may incur, could adversely affect our financial condition by, among other things:

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

In addition to the impact of the Iron Swords war and ongoing wars and hostilities in our region on our operating facilities and projects under development as set forth above under “Risks Related to our Israeli Operations,” we may be exposed to other risks related to the war due to the location of our headquarters in Israel, including the impact of the war on currency exchange rates, interest rates, the Israeli economy and consumer price index and potential trade curtailments, reputational damage, the labor market in Israel and adverse impact on our business relationship with foreign contractors, suppliers, partners, financing entities and other third-parties.

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

Increased attention to, and evolving expectations for, environmental, social, and governance, or ESG, initiatives could increase our costs, harm our reputation, or otherwise adversely impact our business. Companies across various industries are facing increasing scrutiny from a variety of stakeholders related to their ESG and sustainability practices. Expectations and requirements regarding voluntary ESG initiatives and disclosures and consumer demand for alternative forms of energy may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), enhanced compliance or disclosure obligations, increased requirement for management attention, some or all of which could adversely impact our business, financial condition, or results of operations.

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

We are subject to organizational and legal risks associated with our complex corporate structure and global operations. Our corporate structure and operating model require coordination of business activities with multiple subsidiaries, joint ventures and partnerships across various jurisdictions as described elsewhere in this Annual Report. Failure to properly manage such business activities could have a material adverse effect on our business. In addition, our operations are subject to risks inherent in conducting business globally. In addition to the cross-border regulatory and legal risks described elsewhere in this Annual Report, our business is subject to risks associated with management communication and integration problems resulting from cultural and geographic dispersion. Compliance with laws and regulations applicable to our global operations also substantially increases our cost of doing business in foreign jurisdictions. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, results of operations and financial condition may suffer. We may be unable to comply with changes in government requirements and regulations, which could harm our business.

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

We could be negatively impacted by violations of applicable anti-corruption laws or violations of our internal policies designed to ensure ethical business practices. We operate in a number of countries throughout the world. We are subject to the risk that we, any of our employees or any of our consultants located in various jurisdictions, or any third parties that provide us services may take action determined to be in violation of anti-corruption laws in any jurisdiction in which we conduct business, including the U.S. Foreign Corrupt Practices Act, or FCPA. The FCPA generally prohibits covered entities and their intermediaries from engaging in bribery or making other prohibited payments, offers or promises to foreign officials for the purpose of obtaining or retaining business or other advantages. In addition, the FCPA imposes recordkeeping and internal controls requirements on publicly traded corporations and their foreign affiliates, which are intended to, among other things, prevent the diversion of corporate funds to the payment of bribes and other improper payments, and to prevent the establishment of “off books” slush funds from which such improper payments can be made. We will face significant risks if we fail to comply with the FCPA and other laws that prohibit improper payments, offers or promises of payment to foreign governments and their officials and political parties by us and other business entities for the purpose of obtaining or retaining business or other advantages. Any violation of the FCPA or any similar anti-corruption law or regulation could result in substantial fines, sanctions, civil and/or criminal penalties and curtailment of operations in certain jurisdictions, and might harm our business, financial condition, or results of operations.

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

Based on our income and/or assets, we believe that we were a PFIC with respect to any U.S. Holder that held our shares in 2008 through 2012. We also believe, based on our income and assets, that it is likely that we were not a PFIC with respect to U.S. Holders that initially acquired our ordinary shares in 2013-2025. However, the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status and, depending on future events, we could become a PFIC in future years.

Our PFIC status is a factual determination that must be made annually, and U.S. Holders that held our ordinary shares during any year in which we were or may have been classified as a PFIC should generally be subject to different tax consequences than U.S. Holders that acquired our ordinary shares in later years. For a more detailed discussion of the consequences of our being classified as a PFIC, see “Item 10.E: Taxation” below under the caption “U.S. Tax Considerations Regarding Ordinary Shares.”

Risks Relating to our Ordinary Shares and Ownership Structure

We are controlled by one controlling shareholder, who may make decisions with which you may disagree and which may also prevent a change of control via purchases in the market. On March 4, 2026, shareholders holding an aggregate of approximately 45.85% of our outstanding ordinary shares sold their holdings to O.Y. Nofar Energy Ltd., an Israeli public company traded on the Tel Aviv Stock Exchange, or Nofar. Due to its holdings, Nofar could exercise significant influence over our business, including with respect to the election of our directors and other material transactions and issues presented to our shareholders for approval. This concentration of control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest.

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

We may rely on certain Israeli “home country” corporate governance practices which may not afford shareholders the same protection afforded to stockholders of U.S. companies. As a foreign private issuer for purposes of U.S. securities laws, NYSE American LLC rules allow us to follow certain Israeli “home country” corporate governance practices in lieu of the corresponding NYSE American LLC corporate governance rules. Such home country practices may not afford shareholders the same level of rights or protections in certain matters as those of stockholders of U.S. domestic companies. To the extent we are entitled to elect to follow Israeli law and practice rather than corresponding U.S. law or practice, such as with regard to the requirement for shareholder approval of changes to option plans, our shareholders may not be afforded the same level of rights they would have under U.S. practice. For more information see “Item 16.G: Corporate Governance.”

We are a “foreign private issuer” and have disclosure obligations that are different from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. We are a foreign private issuer and, as a result, are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and/or less frequent than those of U.S. domestic reporting companies. For example, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. While our officers and directors are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the short-swing profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic companies whose securities are registered under the Exchange Act. In accordance with the NYSE American Company Guide, as a foreign private issuer, we are required to submit on Form 6-K an interim balance sheet and income statement as of the end of the second quarter of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, you may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status or certain exemptions applicable to foreign private issuers in the future, which could result in significant additional costs and expenses. As noted above, we qualify as a foreign private issuer, and therefore, we are exempt from certain periodic disclosures and current reporting requirements under the Exchange Act. The determination of foreign private issuer status is made based on ownership of equity securities by US residents and certain other tests annually on the last business day of an issuer’s most recently completed second fiscal quarter. Furthermore, on June 4, 2025, the SEC published a Concept Release highlighting potential amendments to the foreign private issuer definition, such as updating eligibility requirements or adding foreign stock exchange trading volume and listing criteria. If we lose our status as a foreign private issuer due to new requirements adopted by the SEC or because we no longer meet the current definition, or if certain of the exemptions currently available to foreign private issuers will be cancelled or limited, we could be required to file periodic reports and registration statements with the SEC on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer and are required to be filed more frequently, on a quarterly basis. We would also have to mandatorily comply with U.S. federal proxy requirements and we would lose our ability to rely upon exemptions from certain corporate governance rules of the NYSE American. These additional reporting requirements will cause us to incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer.

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

You may be diluted by the future issuance of additional ordinary shares, among other reasons, for purposes of carrying out future acquisitions, financing needs, and also as a result of our incentive and compensation plans. We have one series of warrants (Series 2), exercisable into 1,020,000 ordinary shares at a price of NIS 80 per share, and one series of convertible debentures (Series D), currently convertible into 375,757 ordinary shares at a price of NIS 165 per share, listed on the Tel Aviv Stock Exchange, or TASE. We also issued warrants to Clal in connection with its investment in the Italian Solar Portfolio and issued options to employees and directors under equity compensation plans. In the event some or all of our Series 2 Warrants are exercised, or some or all of our Series D Convertible Debentures are converted, or some or all of our other convertible securities are exercised, you may experience dilution of your percentage of holdings in our ordinary shares. We may also choose to raise additional equity capital in the future for various reasons and purposes. The issuance of any additional ordinary shares in the future, or any securities that are exercisable for or convertible into our ordinary shares, will have a dilutive effect on our shareholders as a consequence of the reduction in percentage ownership.

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

Recent Developments

The “Iron Swords” War and Ongoing Wars and Hostilities in Israel

On October 7, 2023, the “Iron Swords” war broke out in Israel following an attack in Southern Israel by Hamas. The war and hostilities, including missile attacks, mainly on southern and northern Israel, have continued since then, further escalating with a drone and missile attack by the Iranian regime in early April 2024 and in October 2024 and by the Houthis from Yemen. A ceasefire commenced in Israeli’s northern border on November 27, 2024 and a temporary ceasefire commence in Israel’s southern border on January 19, 2025 but military actions have been resumed since then. In June 2025, a 12-day war between Israel and Iran broke out. In addition, on February 28, 2026, Israel and the United States commenced a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel, attacking mainly northern Israel with rockets and missiles. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a 10-day ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel. The substantial majority of our operating facilities, which serve as our main sources of liquidity, are located outside of Israel, in Spain, Italy and the Netherlands. The substantial majority of the projects under development of the Company are also located outside of Israel, in Italy and in the USA. These facilities and projects have not been impacted by the war and hostilities in Israel. Our headquarters are located in Tel Aviv, which is in central Israel, and our headquarter work continued uninterrupted throughout the initial war and hostilities.

The Company has two assets that are currently operating or under construction in Israel: (i) the Pumped Storage Project in the Manara Cliff (83.34% owned by the Company, in northern Israel), and (ii) the Dorad Power Plant (16.875% owned by the Company, in southern Israel). The Dorad Power Plant has not been materially impacted by the war and is currently fully operational. For a discussion of the impact on the Manara PSP, see below under “Projects under Development or Construction; The Manara PSP.” Any continued or future escalation of the war and hostilities in southern and northern Israel, including potential direct damage due to missile attacks, temporary or permanents cessation of operations and potential inability to access the sites, could materially adversely impact our Israeli operations and projects under development and our results of operations.

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

Due to the “Iron Swords” war, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts have since focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The ramp-up activities at the site commenced on April 7, 2025. Following the March 2026 war between the United States and Israel and Iran, and due to the ongoing hostilities in the area of the Manara PSP, work on the upper and lower reservoir have stopped, however tunneling works continue according to schedule. The State of Israel protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the ongoing war, the operation date will be delayed. The construction period is currently expected to be extended by the sixteen-month regulatory extension and an additional period of several months required for the ramp-up of the contractor’s operations.

For more information, see “Item 4.B: Business Overview” under the heading “Pumped Storage Project in the Manara Cliff in Israel.”

The construction of the Manara PSP and the connection of this project to the grid are subject to risks and uncertainties. For more information concerning these and other risks see under “Item 3.D: Risk Factors - Risks Related to our Business.”

Solar Projects under Development

Italian 198 MW Solar Portfolio Held Jointly with Clal – Transaction with Clal and PPA

The Italian 198 MW Solar Portfolio consists of: (i) solar facilities with an installed capacity of an aggregate of 19.8 MW and 18.1 MW that were connected to the grid in February-May 2024 and in January 2025, respectively, and (ii) solar projects with an aggregate installed capacity of approximately 160 MW that are under construction. All of these projects are located in the Lazio, Piemonte and Marche Regions, Italy. In addition, we have solar projects in Italy that are wholly-owned by us that have reached Ready-to-Build and are under development as detailed below under “Additional Solar Projects under Development” and “Fer X Tender Wins – Italian Solar Projects.”

In June 2025, we consummated the investment transaction with Clal in the Italian 198 MW Solar Portfolio. In consideration for its undertaking to invest approximately €52 million in the Italian solar portfolio, Clal received a 49% interest in the portfolio (including outstanding shareholder’s loans, capital notes and equity). The entire amount was received during 2025. As we continue to direct the operations of the Italian 198 MW Solar Portfolio, and the rights granted to Clal are protective minority rights, this transaction did not result in a loss of control and was accounted for as an equity transaction. We therefore recognized in equity (transaction reserve with non-controlling interests) an amount of approximately €9.1 million (net of taxes in the amount of approximately €0.9 million). Tax benefit was recorded in profit and loss in connection with the utilization of current losses to offset such taxes amounting to approximately €0.9 million.

Pursuant to the Clal Agreement, we and Clal set up a new Israeli limited partnership, or the Israeli LP, in which an entity wholly-owned by us is the general partner and we hold 51% of the limited partner interests and Clal holds the remaining 49%. The Israeli LP wholly-owns a newly founded Luxembourg entity, to which Ellomay Luxembourg transferred all of the issued and outstanding shares, capital reserves and shareholder loans of seven Italian project companies, who hold the Italian 198 MW Solar Portfolio. The Clal Agreement includes customary representations and warranties of us and Clal and an indemnification mechanism for breaches of representations, warranties and undertakings, subject to customary caps and limitations, as a sole remedy, subject to customary exceptions. The Clal Agreement provides Clal with a right of first look commencing with the consummation of the transactions contemplated by the Clal Agreement with respect to investment in other solar projects currently developed or that will be developed by us in Italy for an investment under similar terms as the Clal Agreement, mutatis mutandis. Pursuant to the right of first look mechanism, we will provide Clal certain information with respect to each project that has reached Ready-to-Build status and we decide to advance its construction, and Clal will have a few months to notify us that it is interested in investing up to 49% in such projects or any portion thereof upon the terms set forth in the notice provided to Clal by us.

Upon consummation of the transactions contemplated by the Clal Agreement, we and Clal entered into a partners agreement, or the Clal PA and issued Clal a warrant, or the Clal Warrant.

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

Upon consummation of the transaction with Clal, we issued Clal a warrant initially exercisable for 416,000 of our ordinary shares, at an exercise price of NIS 69.7 (currently approximately €18.6) per share, or the Clal Warrant. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event our shares are traded at a price higher than NIS 80 (currently approximately $26.8) per share when the Clal Warrant is exercised, we, at our discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 and pay Clal the remainder in cash. As the exercise price is denominated in NIS, the option constitutes a liability and is revalued and recognized at fair value in each reporting period. As of the closing date the value of the Clal Warrant was approximately €0.5 million and as of June 30, 2025, the Clal Warrant was valued at approximately €1 million.

In July 2025, three Italian project companies that are included in the Italian 198 MW Solar Portfolio signed long-term (9-year) power purchase agreements, or PPAs, with Statkraft, Europe’s largest generator of renewable energy. The PPAs cover 75% of the capacity (at P50) of three operating solar plants in Italy’s central-southern zone (CSUD), with a combined capacity of approximately 38 MW.

Fer X Tender Awards – Italian Solar Projects

In December 2025, Ellomay Solar Italy Eleven S.r.l., or Ellomay 11, which is an Italian project company 100% indirectly owned by us that owns a Ready-to-Build solar project located in the Friuli-Venezia Giulia Region in Italy with a peak capacity of 79.5 MWp, was informed that it has been awarded a tariff in Italy’s Transitional FER X national competitive tender, securing support for 75% of the project’s capacity. The Ellomay 11 project has an expected annual generation (P50) of approximately 119,300 MWh, leveraging energy specific yield of 1,501 kWh/kWp. The tariff awarded to the project in the FER X tender is an operating fixed price of €55.1/MWh, to which a €10/MWh regional supplement applies, resulting in a total supported price of €65.1/MWh.

The FER X tender award entails a 20-year two-way Contract for Difference, or CfD, providing long-term price stability for 75% of Ellomay 11’s total production, while the remaining 25% will be sold under merchant pricing, preserving meaningful upside exposure to market price movements. The awarded tariff is indexed at 100% from the tender publication date in July 2025 until the project’s commercial operation date, or COD, and following COD the tariff is 20% indexed to the Italian CPI, further enhancing revenue resilience and predictability over the contract period. In addition, the project will be eligible to receive Guarantees of Origin certificates, or GoOs, which are expected to be tradeable.

Also in December 2025, Ellomay Solar Italy Fourteen S.r.l., or Ellomay 14, which is an Italian project company 100% indirectly owned by us that owns a Ready-to-Build solar project located in the Piemonte Region in Italy with a peak capacity of 20 MWp, was informed that it has been awarded a tariff in Italy’s Transitional FER X “NZIA” national competitive tender for solar plants using non-Chinese components, securing support for 80% of the project’s capacity. The Ellomay 14 project has an expected annual generation (P50) of approximately 32,200 MWh. The FER X “NZIA” tender awarded the Ellomay 14 project an operating fixed price of €68/MWh, to which a €10/MWh regional supplement applies, resulting in a total supported price of €78/MWh.

The FER X “NZIA” tender award entails a 20-year two-way CfD, providing long-term price stability for 80% of Ellomay 14’s total production, while the remaining 20% will be sold under merchant pricing, preserving meaningful upside exposure to market price movements. The awarded tariff is indexed to the Italian CPI at 100% from the tender publication date in September 2025 until the project’s COD and following COD the tariff is 20% indexed to the Italian CPI, further enhancing revenue resilience and predictability over the contract period. In addition, the project will be eligible to receive GoOs, which are expected to be tradeable.

Texas, USA, Solar Portfolio

We currently own three operating solar plants with an aggregate capacity of approximately 38 MW, which connected to the grid during the second and third quarters of 2025 (the Fairfield, Malakoff and Talco projects), and one additional project with a capacity of approximately 11 MW that commenced commercial operation in April 2026 (the Mexia project). An additional project with a capacity of approximately 14 MW (the Hillsboro project) is currently under construction.

Ellomay Solar Project in Spain

Ellomay Solar, which currently owns a 28 MW Solar Plant in Spain, is developing a hybridization Project in accordance with the terms foreseen in the Spanish Royal Decree-Law 23/2020 of June 2020, for which it received a permit for incorporating 10 MW battery storage in April 2026. Ellomay Solar is in the process of increasing the license to a capacity of 22 MW and submitted a request for permit to charge the batteries with electricity from the grid.

Additional Solar Projects under Development

In addition to the Italian 198 MW Solar Portfolio, and the portfolio of Israeli and US solar projects, we have solar projects under various development stages as follows: (i) under advanced development stages (including, for example, projects that have reached ready to build status) – approximately 262 MW in Italy (including Ellomay 11 and Ellomay 14); and (ii) in early development stages – approximately 800 MW in Italy, US, Spain and Israel.

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

Series G Debentures Public Offering and Private Placement in Israel

On February 16, 2025, we issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of our newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.9 million (approximately €56.7 million as of the issuance date). In December 2025, we issued in a private placement to Israeli classified investors NIS 130,000,000 par value of our unsecured non-convertible Series G Debentures, at a price of NIS 1.05 per NIS 1 principal amount of the Additional Series G Debentures, for an aggregate gross consideration of approximately NIS 136.5 million (approximately €36.3 million as of the issuance date).

Following completion of the private placement, the aggregate outstanding par value of the Company’s Series G Debentures is NIS 344,479,000. For more information concerning our Series G Debentures see “Item 5.B: Liquidity and Capital Resources.”

Private Placement of Ordinary Shares in Israel

In July 2025, we consummated a private placement of 926,000 ordinary shares to Israeli institutional and classified investors at a price per share in the Private Placement was set at NIS 54 (approximately $16.3 at the time of the issuance) and the gross proceeds to the Company were approximately NIS 50 million.

Purchase of Dorad Shares by Ellomay Luzon Energy through Exercise of Right of First Refusal

On July 22, 2025, Ellomay Luzon Energy purchased an additional 15% of the outstanding share capital of Dorad after Ellomay Luzon Enregy exercised its right of first refusal to purchase such shares. For more information see “Acquisition of an Additional 15% of Dorad’s Shaer Capital by Ellomay Luzon Energy” below.

Separation Process in Ellomay Luzon Energy

On March 27, 2026, Ellomay Energy LP entered into an agreement with the Luzon Group to sell all of its holdings of Ellomay Luzon Energy at a Dorad valuation of NIS 4.4 billion. As of the date hereof, based on the Company’s indirect holdings in Dorad (through Ellomay Luzon Energy) and the current value of 50% of the other assets and liabilities of Ellomay Luzon Energy, the consideration expected to be received by Ellomay Energy LP upon consummation of the sale is approximately NIS 560 million. For more information see “Execution of SPA in connection with the Company’s Indirect Holdings in Ellomay Luzon Energy” below.

Change of Control of the Company

On December 16, 2025, S. Nechama Investments (2008) Ltd., Kanir Joint Investments (2005) LP and Anat Raphael, who together held approximately 45.85% of our outstanding share capital, or the Sellers, executed an agreement to sell their holdings in our shares to O.Y. Nofar Energy Ltd., or Nofar, a public company listed on the Tel Aviv Stock Exchange Ltd. (TASE: NOFR). The consideration for the Sellers’ shares was calculated based on a Company valuation of NIS 1 billion (approximately $310.4 million at the time), subject to customary adjustments. Based on Nofar’s report submitted to the Israel Securities Authority, the sale agreement provided that upon consummation of the transaction, and at Nofar’s discretion, up to four directors on behalf of Nofar may be appointed to our Board of Directors, and an equivalent number of directors (other than our external directors) will be replaced. Nofar’s report notes that Mr. Ran Fridrich will continue to act as our CEO.

The transaction was consummated on March 4, 2026. In connection with the sale of the shares, two members of our Board of Directors, Ms. Anita Leviant and Mr. Ehud Gil, resigned from the Board effective immediately and our Board of Directors unanimously appointed two new independent non-executive directors to fill the vacancies created, Ms. Odelya Ohayon and Mr. Gilad Mamlok. Mr. Mamlok was appointed as a member of the Audit Committee and the Compensation Committee, replacing Ms. Leviant.

Amendments to Deeds of Trust Governing our Debentures

On March 31, 2026, the holders of our Debentures approved the change in control resulting from the acquisition by Nofar of approximately 45.85% of our outstanding share capital. In connection with such approval, certain amendments were adopted to the Deeds of Trust governing our Debentures, including an increase in the annual interest rate of our Debentures (Series E-Series G). for more information see “Item 5.B: Liquidity and Capital Resources” and the amendments to the Deeds of Trust governing our Debentures included as Exhibits 4.26-4.29 under “Item 19: Exhibits.”

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

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. We indirectly own: (i) approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by us) and 51% of approximately 38 MW of operating solar power plants in Italy; (ii) 16.875% in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW; (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively; (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel; (v) 51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction; (vi) solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and (vii) solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction. We also initiate and develop additional solar projects in Italy, USA, Spain and Israel.

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

Global Trends in the Industry

Europe

European Climate Goals

In June 2021, the EU established the European Climate Law based on the Renewable Energy Directive, or RED, II, in which the previously adopted CO2 reduction goals are made legally binding for the EU member states. The European Climate Law includes the obligation for Europe’s economy and society to become climate-neutral by 2050 and also provides the intermediate target for a 55% cut in greenhouse gas emissions in 2030 compared to 1990 levels (also known as the “Fit for 55” package). On October 9, 2023, the EU Counsil adopted the amended Renewable Energy Directive (“RED III”), which forms part of the “Fit for 55” package. The RED III increases the renewable energy target share out of overall EU energy consumption from the initial 32% under the RED II Directive, which was increased to 40% in July 2021 to 42.5% by 2030, with an indicative target of an additional 2.5%. RED III also includes specific targets for EU Member States in certain sectors as follows: (i) industry – including a 1.6% annual increase in renewable energy usage, (ii) transport – including a requirement that each EU Member State choose between reaching at least 29% renewables in the energy consumption of the sector by 2030 or reducing greenhouse gas intensity in the sector by 14.5% by 2030, and (iii) building (district heating and cooling) – setting an indicative target of at least 49% share of renewable energy in buildings by 2030 and gradually increasing renewable targets for heating and cooling systems. The RED III Directive also requires EU Member States to further streamline the administrative permit-granting procedures to eliminate unnecessary administrative burden for the purpose of establishing renewable energy projects and related grid infrastructure projects and determine the maximum timeframe for the permit-granting procedures in renewable acceleration areas and in other areas. The RED III Directive became effective on November 20, 2023, and EU members states were granted 18 months to amend their national laws accordingly (i.e., until May 21, 2025), with a shorter deadline of July 2024 for some provisions related to permitting for renewables. In this regard, the European Commission has established, as part of the REPowerEU program, measures to increase the target to 45% by 2030. This program furthermore focuses on saving energy, producing clean energy and diversifying the EU’s energy supplies. On February 4, 2024, the EU published its recommendation for a 90% reduction in net greenhouse gas emissions by 2040 intermediate as a new intermediate goal. In December 2025, the European Union agreed to set a legally binding climate target for a CO2 reduction of 90% by 2040 compared to 1990 levels. This 90% target has not yet entered into force (as an amendment to the European Climate Law) but it is expected to soon, as the European Parliament has given its final consent on February 10, 2026.

European Installed Capacity

65.1 GW of new solar capacity was connected to the grid in 2025 throughout EU Member States, a 0.7% decrease compared to the 65.6 GW installed in 2024. The total solar capacity of EU Member States reached approximately 403 GW in 2025.

According to “SolarPower Europe,” the 0.7% annual market decrease between 2024 and 2025 is expected to continue during 2026 and 2027 before slightly recovering towards 2030. The previous year-to-year growth of 41-53% during 2021-2023 was driven mainly by the increase in energy prices during the period. The reasons for the downturn are the increasing challenges on profitability for large-scale projects, causing such projects to search for solutions, mainly through higher self-consumption and installations of battery storage and by rooftop demand and small-commercial installations decreasing as the supporting regulation phases out.

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

According to the 2024 Annual Renewable Energy Report of the Israeli Electricity Authority, Israel’s total renewable energy installed capacity (excluding degradation) reached approximately 6.9 GW at the end of 2024, representing 28% of the total capacity in the Israeli electricity market. The report shows that solar energy contributed 6.2 GW out of the total 6.9 GW, with 3.8 GW from dual-use photovoltaic systems and 2.4 GW from land photovoltaic systems. In addition, the report notes that renewable energy represented 11.1% of the actual electricity produced during 2024.

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

On January 20, 2025, President Trump signed two executive orders: “Declaring a National Energy Emergency” and “Unleashing American Energy,” imposed a regulatory freeze and announced a withdrawal from the Paris Climate Agreement. The executive orders call, among other things, for an immediate pause on clean energy-related federal disbursements. For additional U.S. regulatory updates see “Material Effects of Government Regulations on Texas, USA, Solar Plants” below.

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

There are several risk factors associated with the photovoltaic market. See “Item 3.D: Risk Factors - Risks Related to our Business.”

Our Operating Photovoltaic Plants

The following table includes information concerning our operating Solar Plants:

Name	Installed Production / Capacity[1]	Location	Type of Plant	Connection to Grid	Revenue in the year ended December 31, 2024 (in thousands)[2]		Revenue in the year ended December 31, 2025 (in thousands)[2]
“Rinconada II”	2.275 MWp	Municipality of Córdoba, Andalusia, Spain	Solar – Fixed Panels	July 2010	€818		€882
“Rodríguez I”	1.675 MWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011	€619		€649
“Rodríguez II”	2.691 MWp	Province of Murcia, Spain	Solar – Fixed Panels	November 2011	€1,030		€1,079
“Fuente Librilla”	1.248 MWp	Province of Murcia, Spain	Solar – Fixed Panels	June 2011	€507		€517
“Talasol”[3]	300 MWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	December 2020	€18,365		€17,364
“Ellomay Solar”	28 MWp	Talaván, Cáceres, Spain	Solar – Fixed Panels	June 2022	€1,741		€1,462
“Ellomay Solar Two”[3]	4.95 MWp	Lazio Region, Italy	Solar – Fixed Panels	February 2024	€765	[44]	€695	[4]
“Ellomay Solar One”[3]	14.8 MWp	Lazio Region, Italy	Solar – Fixed Panels	May 2024	€1,528	[5]	€2,055	[5]
“Ellomay Solar Ten”[3]	18 MWp	Lazio Region, Italy	Solar PV plant with single-axis trackers	January 2025	-	[6]	€2,248	[6]
Fairfield Solar Project LLC	13.44 MWp	Fairfield, Texas	Solar – with single-axis trackers	April 2025	€-	[7]	€327	[7]
Malakoff Solar I LLC	6.96 MWp	Malakoff, Texas	Solar – with single-axis trackers	April 2025	€-	[7]	€191	[7]
Malakoff Solar II LLC	6.96 MWp	Malakoff, Texas	Solar – with single-axis trackers	April 2025	€-	[7]	€180	[7]
Talco Solar, LLC	10.3 MWp	Talco, Texas	Solar – with single-axis trackers	July 2025	€-	[7]	€160	[7]

1.	The actual capacity of a photovoltaic plant is generally subject to a degradation of approximately 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2.	These results are not indicative of future results due to various factors, including changes in the regulation and in the climate and the degradation of the solar panels.

3.	These plants are 51% owned by us and the revenues included in the table reflect 100% ownership.

4.	As the Ellomay Solar Two Plant was connected to the Italian national grid in February 2024, no revenues were recorded for the periods prior to the connection to the national grid.

5.	As the Ellomay Solar One Plant was connected to the Italian national grid in May 2024, no revenues were recorded for the periods prior to the connection to the national grid.

6.	As the Ellomay Solar Ten Plant was connected to the Italian national grid during January 2025, no revenues were recorded for the periods prior to the connection to the national grid.

7.	These solar plants were connected to the grid during April 2025 or July 2025 and we commenced recording revenues for such plants only following connection to the grid.

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

Each of the Solar Plants is constructed and operates on the basis of the following main agreements:

●	Development Agreement with a local experienced developer for the provision of development services with respect to photovoltaic greenfield projects from initial processing, obtaining of approvals and clearances with the aim of reaching “ready to build” status;

●	An Engineering, Procurement & Construction projects Contract, or an EPC Contract, which governs the installation, testing and commissioning of a photovoltaic plant by the respective Contractor;

●	An Operation and Maintenance (O&M) Agreement, which governs the operation and maintenance of the photovoltaic plant by the respective Contractor; and

●	A number of ancillary agreements, including:

o	land purchase agreements or one or more “surface rights agreements” or “lease agreements” with the landowners, which provide the terms and conditions for the lease of land on which the photovoltaic plants are constructed and operated;

o	optionally, one or more “project financing agreements” with financing entities, as were already executed with respect to several of the Solar Plants and as more fully described below, and as may be executed in the future with respect to one or more of the remaining Solar Plants; and

o	a stock purchase agreement in the event we acquire an existing company that owns a photovoltaic plant that is under construction or is already constructed.

With respect to our Spanish Solar Plants:

●	Standard “power distribution agreements” with the applicable Spanish power distribution grid company such as Endesa Distribución Eléctrica, S.L.U., or Endesa, or Iberdrola Distribución Eléctrica, S.A.U., or Iberdrola, or Red Eléctrica De España, S.A.U. or Red Eléctrica regarding the rights and obligations of each party, concerning, inter alia, the evacuation of the power generated in the plant to the grid;

●	Standard “representation agreements” with an entity that will act as the energy sales agent of the Solar Plant in the energy market, in accordance with Spanish Royal Decree 436/2004; and

●	Assignment Contract (“contrato de encargo de proyecto”) and the Technical Access Contract (“Contracto técnico de acceso a la red de transporte”) with Red Eléctrica de España (the Spanish grid operator, or REE).

With respect to Italian Solar Plants:

●	To the extent applicable, an agreement with Gestore dei Servizi Energetici - GSE S.p.A., or GSE, under the regime of Dedicated Withdrawal (Ritiro Dedicato), specifying the power output to be purchased by GSE for resale and the consideration in respect thereof or, alternatively, a “power purchase agreements” with a private energy broker, specifying the power output to be purchased for resale and the consideration in respect thereof;

●	One or more “interconnection agreements” with the relevant grid operator (e.g., E-Distribuzione S.p.A, or Terna S.p.A), which provides the technical, economic and administrative conditions necessary for the connection to the Italian national grid; and

●	An “interconnection regulation”, which outlines the operational requirements and responsibilities for the safe and efficient operation of the plant.

With respect to the US Solar Plants developed in the vicinity of Dallas, Texas:

●	One or more agreements to acquire the solar modules from the manufacturers;

●	One or more “interconnection agreements” with Oncor Electric Delivery Company LLC or Texas-New Mexico Power Co., the local electricity grid operator;

●	One or more service agreements with a Qualified Scheduling Entity, or QSE, registered with the Electric Reliability Council of Texas, Inc., or ERCOT, which enables the participation in the ERCOT real-time and day-ahead markets. QSEs are responsible for settling financially with ERCOT; and

●	Potentially, one or more agreements with tax credit purchasers or tax equity partners in connection with investment tax credits purchase.

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

The Consideration

Based on the range of services offered by the Contractor, the annual consideration for the Subscription Services in our operating Solar Plants in Spain, other than Ellomay Solar and Talasol, varies from €15,000 to €28,000 per MWp (linked to the local Consumer Price Index) for each of the Solar Plants, paid on a quarterly basis. The annual consideration for the Talasol O&M services amounts to approximately €2.4 million, paid on a monthly basis. The annual consideration for the Ellomay Solar O&M services amounts to approximately €0.22 million, paid on a monthly basis. The annual consideration for the Ellomay Solar One O&M services amounts to approximately €103,600, paid on a monthly basis. The annual consideration for the Ellomay Solar Two O&M services amounts to approximately €35,000, paid on a monthly basis. The annual consideration for the Ellomay Solar Ten O&M services amounts to approximately €126,000, paid on a monthly basis. The annual consideration for our Texas solar plants’ O&M services amounts to approximately €3,000 per MWp, paid on a quarterly basis. The Subscription Services fee is fixed, and the Contractor is not entitled to request an increase in the price due to the occurrence of unforeseen circumstances. This annual consideration does not include the price of the insurance policies to be obtained by the Solar Principal, including all risk insurance policies.

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

Agreements with Partners in Talasol

We own 51% of Talasol, through our holdings in Ellomay Luxembourg. The remaining 49% is held, in equal parts, by GSE 3 UK Limited and Fond-ICO Sostenibilidad e Infraestructuras, FICC (formerly : Fond-ICO Infraestructuras II, FICC), or, together, the Talasol Partners.

We and the other shareholders of Talasol are parties to a Partners’ Agreement, or the Talasol PA, setting forth the relationship between the prospective shareholders of Talasol, the governance and management of Talasol, the funding and financing of Talasol and the mechanism for future transfers of Talasol’s shares. The Talasol PA provides that all matters brought for a vote at a partners’ meeting, other than specific reserved matters, will be adopted by the majorities set forth in the Spanish Companies Act. The Talasol PA includes minority rights for the Talasol Partners and provides that we will appoint the majority of the board members and that all matters brought for a vote at a board of directors meeting will be adopted by a simple majority of the directors, other than specific matters.

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

Damages Caused by Fire in the Talasol and Ellomay Solar Plants

On July 20, 2024, a fire broke out in the area between the Talasol Solar Plant and the Ellomay Solar Plant. After a short disconnection of parts of such plants due to the fire, the non-affected parts of the plants were reconnected on July 21, 2024 and as of such date approximately 80% of the plants were connected and operating. Since then, the plants gradually resumed operations and as of December 31, 2025, both were fully operational. Transformers and converters were not damaged from the fire, and the damage was caused mainly to communication cables, connection boxes and the panels above the connection boxes. These plants are insured with policies covering loss of profits and direct and indirect damages, and the Company received the majority of the insurance proceeds in connection with the fire.

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

Our Italian 198 MW Solar Portfolio (as more fully described under “Item 4.A: History and Development of Ellomay,” under “Recent Developments”) was developed under the Framework Agreement. For more information concerning the project finance for the Italian 198 MW Solar Portfolio entered into and the EPC agreements executed in connection with an aggregate capacity of approximately 160 MW that are also part of the Italian 198 MW Solar Portfolio see below and also see “Item 5.B: Liquidity and Capital Resources.” In addition to the Italian 198 MW Solar Portfolio, projects with an aggregate capacity of approximately 261 MW were developed under the Framework Agreement.

The advancement and development of projects that are part of the Framework Agreement is subject to various conditions, including receipt of regulatory approvals and authorizations and procurement of land rights. There can be no assurance that all of the aggregate capacity of projects that were identified by the developer will thereafter reach the “ready to build” status, and as to our decision and success in completing construction of any of such projects. Any future decision of the Company with respect to the continued development of projects will be subject to the relevant circumstances existing at the time such decision will be made. In addition, projects in the construction stage are exposed to several risks, including delays in supply of equipment and defaults by contractors as noted under “Item 3.D: Risk Factors” above.

Italian 198 MW Solar Portfolio Held Jointly with Clal

The Company holds a 198 MW Solar Portfolio jointly with Clal (Company’s share is 51%). These projects were developed as part of the Framework Agreement. The portfolio is financed by a financing agreement in an amount of up to €110 million. For more information see “Item 5.B: Liquidity and Capital Resources.”

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

For information concerning the agreements with Clal, see “Item 4.A: History and Development of the Ellomay.”

Additional Italian Solar Projects under Development

For information concerning our solar projects under development and construction, see “Item 4.A: History and Development of the Ellomay.”

US Solar Market Joint Development Agreement

On March 14, 2023, we entered into a Joint Development Agreement, or the JDA, for the development of solar photovoltaic projects in the State of Texas. The JDA was executed with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management. Construction on the first two Solar projects under the JDA, with an aggregate capacity of approximately 27.36 MW, commenced in March 2024 and December 31, 2024 and these projects were connected to the grid in April 2025. In addition, construction on two additional projects with an aggregate capacity of approximately 21.5 MW commenced in August 2024 and one of the projects (10.3 MW) was connected to the grid in July 2025 and the other project (11.2 MW) was connected to the grid in March 2026. An additional project (14 MW) is currently under construction.

The projects developed under the JDA will be subject to the ERCOT Distributed Generation, or DG, Scheme for projects of up to 10 MW AC capacity. Under the DG Scheme, ERCOT (the electricity regulator of the State of Texas), allows owners of generation assets to sell electricity through Qualified Scheduling Entities (QSE’s) at market rates under Real Time or Day Ahead prices at the local nodes where the projects are located and/or to designated “Behind the Meter” clients under Power Purchase Agreements.

On September 13, 2024, Ellomay USA Inc., our indirectly wholly-owned subsidiary which owns the US project companies, entered into an agreement to transfer Investment Tax Credits (ITCs) linked to the Fairfield, Malakoff, Mexia and Talco solar projects, with a reputable financial institution, with vast experience in executing tax credit transactions. Through this transaction, we expect to receive approximately $19 million from the sale of ITCs, representing approximately 32% of the expected total portfolio costs. The sale was facilitated under the transferability provisions of the Inflation Reduction Act, or IRA, allowing us to retain 100% of the operating profits from these projects. Funds from the sale of the ITCs generated from a project will be disbursed after such project is placed in service and meets the applicable requirements. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which we provided a guarantee to the purchaser of the ITCs. During the year ended December 31, 2025, we received an amount of approximately $10 million in consideration for the ITCs linked to the Fairfield and Malakoff projects.

Israeli Solar Projects under Development

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

The Talmei Yosef Sale Agreement provided for the sale of our holdings in the Talmei Yosef Solar Plant to Greenlight Fund Limited Partnership and Doral Group Renewable Energy Resources Ltd., in equal parts, in consideration for NIS 44.75 million (approximately €11.2 million), with an additional potential payment of up to NIS 4 million (approximately €1 million) in the event the Talmei Yosef Solar Plant will produce more than 18 million KWh during 2024. The Talmei Yosef Sale Agreement provided for a cutoff date of June 30, 2023 and at closing the parties were to determine whether an adjustment to the purchase price is required to reflect our entitlement to revenues (net of expenses) up to such date, taking into account the results and the cash held by the project company.

The Talmei Yosef Sale Agreement included customary representations and indemnification undertakings in connection with breaches of representations, which, other than with respect to customary exceptions, are subject to a cap of NIS 9 million and limited to a period of 18 months from the closing date.

The sale was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million).

Following consummation of the sale, we maintained the rights to the two projects under development located in the vicinity of the Talmei Yosef Solar Plant as noted under “Israeli Solar Portfolio” above.

Competition

Our competitors are mostly other entities that seek land and contractors to construct new power plants on their behalf or seek to purchase existing solar power plants. The competition in the European solar sector concentrates on winning a guaranteed tariff in regulatory tenders, obtaining long-term power purchase agreements and obtaining connections to the national grid, all of which have become more difficult in recent years due to the increase in the number of private energy developers and manufacturers that. The competition in the Israeli photovoltaic sector concentrates on the ability to receive licenses from the Israeli Electricity Authority for the construction of new photovoltaic plants, which is subject to a quota as more fully described below and the ability to acquire existing plants that were already granted an electricity production license. The market for solar energy is intensely competitive and rapidly evolving, and many of our competitors who strive to construct new solar power plants have established more prominent market positions and are more experienced in this field. Our competitors in this market include Etrion Corporation (TSX, TO:ETX), Sunflower Sustainable Investments Ltd. (TASE:SNFL), Nofar Energy Ltd, (TASE:NOFR), Doral Group Renewable Energy Resurcs Ltd. (TASE:DORL), Meshek Energy-Renewable Energies Ltd. (TASE:MSKE), Shikun & Binui Energy Ltd. (TASE:SBEN), Enlight Renewable Energy Ltd. (NASD, TASE:ENLT), Energix Renewable Energies Ltd. (TASE:ENRG), Allerion Clean Power S.p.A. (ARN.MI), NextEra Energy Partners (NYSE:NEP), NRG Yield (NASD:NYLD), TransAlta Renewables (TSX:RNW), Pattern Energy Group (NASD:PEGI), Abengoa Yield PLC (NASD:ABY), NextEnergy Solar Fund Limited (LSE:NESF), Bluefield Solar Income Fund Limited (LSE:BSIF), Infinis Energy PLC (LSE:INFI), The Renewables Infrastructure Group Limited (LSE:TRIG) and TerraForm Power, Inc. (NASD:TERP). If we fail to attract and retain ongoing relationships with solar plants developers, we will be unable to reach additional agreements for the development and operation of additional solar plants, should we wish to do so.

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

The local operators acquiring the electricity manufactured by our solar plants generally pay a price based on the electricity price in the market, which is determined based on supply and demand. Therefore, we are significantly impacted by changes in the electricity prices caused, among other reasons, but increased or decreased supply and demand. For example, during 2024 and 2025 the electricity prices in Spain declined significantly due to excess generation of hydro power in Spain and were on occasion negative. This decrease impacted the revenues from our Spanish facilities that are not covered by a financial power swap (such as the Talasol PPA) and reduced our 2024 and 2025 revenues.

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

Material Effects of Government Regulations on Italian Solar and Energy Storage Plants

The regulatory framework surrounding solar and energy storage plants located in Italy consists of legislation at the Italian national and local level.

Solar Plants

Environmental Procedures

According to Legislative Decree no. 152 of 3 April 2006, or LD 152/2006, which regulates environmental procedures:

(i)	the following are subject to the Environmental Impact Assessment, EIA procedure or EIA Screening, performed by the relevant Region:

a.	non-thermal industrial projects for energy production with a nominal capacity exceeding 1 MW;

b.	solar projects or agrivoltaic projects with a nominal capacity of 12 MW or more in agricultural areas that allow effective compatibility and integration with agricultural activities;

c.	solar projects with a nominal capacity exceeding 12 MW in areas classified as eligible, or in “acceleration zones” (zone di accelerazione), pursuant to Legislative Decree no. 190 of 25 November 2024, or LD 190/2024;

d.	ground-mounted solar projects with a nominal capacity of 15 MW or more in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation;

e.	Floating solar projects placed on the water surface of reservoirs (invasi) created by certain dams (dighe);

f.	solar projects with a nominal capacity equal to or greater than 10 MW, installed in a floating configuration on the water surface of certain reservoirs (invasi) and water basins (bacini idrici);

g.	solar projects with a nominal capacity of 15 MW or more, installed on existing structures or buildings, on their appurtenances (pertinenze), or placed on above-ground structures or constructions other than buildings; and

h.	Modifications or extensions of the projects listed above – either authorized, completed, or under construction – that may have significant adverse effects on the environment.

(ii)	the following are subject to the EIA Screening, performed by the Ministry of the Environment and Energy Security, or the MASE:

a.	solar projects with a nominal capacity exceeding 25 MW in areas classified eligible pursuant to LD 190/2024; and

b.	ground-mounted solar projects with a nominal capacity exceeding 30 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation, or in “acceleration zones” (zone di accelerazione; as regulated by art. 12 of LD 190/2024).

Upon the conclusion of the EIA Screening, the competent authority determines whether or not the project should be subject to the EIA procedure.

(iii)	solar projects with a nominal capacity exceeding 10 MW that do not fall into the categories set forth under (i) or (ii) above are subject to the EIA, performed by the MASE; and

(iv)	floating solar projects placed on the water surface of reservoirs (invasi) created by certain dams (dighe; other than those referred to under letter (i) e. above) are subject to the EIA, performed by the MASE.

Authorization Procedures for the Construction and Operation of Solar Projects

a.	Autorizzazione Unica - AU

The construction and operation of a solar project is subject to the obtainment of the Autorizzazione Unica (Single Authorization or AU) pursuant to art. 9 of LD 190/2024.

The Single Authorization is an authorization issued by the relevant Region (or, as the case may be, the public entity delegated by the Region) or by the MASE (exclusively for solar projects with a nominal capacity exceeding 300 MW, as well as for floating solar projects placed on the water surface of reservoirs - invasi - created by certain dams - dighe) pursuant to art. 9 of LD 190/2024, which contains all permits, authorizations and opinions that would otherwise be necessary to start the construction works, including building licenses, landscape authorizations, and permits for interconnection facilities, among others.

The AU procedure encompasses, where applicable, the EIA procedure, while the EIA Screening procedure shall be carried out (if applicable) prior to the commencement of the AU procedure.

The AU is issued following a procedure called Conferenza di Servizi (“Steering Committee”) in which all relevant entities and authorities participate. This procedure is to be completed within 120 days of the first meeting of the Steering Committee. The 120-day term may be suspended under certain circumstances. For example, the term shall be suspended up to 90 days for projects subject to the EIA procedure.

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

Under the PAUR procedure, all authorizations, agreements, concessions, licenses, opinions, approvals, nihil obstats and consents, however denominated, necessary for the implementation and operation of the same project, including the EIA and AU, are issued.

According to art. 9 of LD 190/2024, the Regions have the possibility to opt for the Single Authorisation procedure instead of the PAUR procedure.

c.	Procedura Abilitativa Semplificata - PAS

Art. 8 of LD 190/2024 regulates the Procedura Abilitativa Semplificata (PAS), a simplified procedure designed to authorize specific types of renewable energy power plants. The PAS procedure is not available to applicants who do not have legal availability of the areas interested by the project or if the project is incompatible with urban planning instruments (projects falling with suitable areas or acceleration zones – zone di accelerazione - are deemed to be compatible with urban planning instruments). To obtain legal availability of the areas affected by the interconnection facilities, the applicant may initiate the expropriation procedure based on this new art. 8.

Under the PAS procedure, an applicant is entitled to construct a solar project if the competent municipality does not raise any objections and/or request integrations within 30 days of the filing of the PAS application. The 30-day term may be suspended once by the competent municipality for a period not exceeding 30 days, should the applicant be required to submit further documentation. The applicant then requests the publication of the notice of “consolidation” of the PAS in the Official Bulletin of the Region where the project is located and the PAS takes effect from the date of publication of such notice.

Where acts of consent are required in the matters referred to under art. 8, para. 4, letter e), of LD 190/2024, which fall within the competence of the municipality, the municipality is required to adopt them within 45 days of the submission of the application. If this period elapses without the applicant being notified of an express decision of refusal, the authorizing title shall be deemed to have been “consolidated” (as explained below) without any conditions.

Where acts of consent are required in the matters referred to under art. 8, para. 4, letter e), of LD 190/2024, which fall within the competence of authorities other than the municipality, the municipality shall convene a Steering Committee. Upon expiry of the deadlines of conclusion of the Steering Committee without any express decision of refusal being communicated (or, in case no express decision of refusal has been issued, without a negative opinion of an authority responsible for the protection of the hydrogeological risk, landscape, cultural heritage or the health and public safety of citizens being communicated), the applicant shall request the publication of the notice of “consolidation” of the PAS in the Official Bulletin of the Region where the project is located. This notice must indicate the date of submission of the PAS application, the date on which the PAS was “consolidated”, the type of project, and its exact location. The PAS takes effect from the date of publication, is enforceable against third parties, and the terms for challenging it start to run. If the municipality does not communicate a negative measure to the applicant, the municipality is entitled to act in self-defense pursuant to Law 241/1990 and annul the PAS within 6 months of its “consolidation.”

Solar and agrivoltaic projects that can be authorized by means of PAS procedure are those listed in Annex B to LD 190/2024. The most relevant projects subject to PAS are summarized as follows:

(i)	solar projects, other than certain exceptions included in section I of Annex A to LD 190/2024, with a nominal capacity of less than 12 MW located in areas classified as eligible (aree idonee) pursuant to art. 11-bis of LD 190/2024, as well as in acceleration zones (zone di accelerazione; as regulated by art. 12 of LD 190/2024);

(ii)	ground-mounted solar projects with a nominal capacity between 5 MW and 15 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation; and

(iii)	solar projects, other than certain exceptions included in section I of Annex A to LD 190/2024, with a nominal capacity up to 1 MW.

Projects listed in Annex B to LD 190/2024 are not subject to EIA and EIA Screening procedures.

d.	Free activity (Attività libera)

According to art. 7 of LD 190/2024, the realization of the projects referred to in Annex A is not subject to the acquisition of permits, authorizations or acts of consent, however denominated, and the proponent is not required to submit any communication, certification, report or declaration to the public authorities, without prejudice to (i) the submission of the single model referred to in para. 10 of art. 7, (ii) the provisions of specific sectoral regulations, as well as (iii) the obtainment of specific building titles, if necessary.

Projects listed in Annex A to LD 190/2024 shall be implemented in compliance with art. 7, with the provisions referred to in the Legislative Decree no. 285 of April 30, 1992 and in the Decree of the President of the Republic no. 495 of December 16, 1992. Such projects must be compatible with urban planning instruments (projects falling within suitable areas or acceleration zones – zone di accelerazione – are deemed to be compatible with urban planning instruments). The proponent who intends to implement one of the projects listed in Annex A must have the legal availability of the project’s areas.

Without prejudice to the identification of eligible areas (aree idonee), the projects listed in Annex A cannot be implemented pursuant to art. 7 of LD 190/2024 if they fall within protected property pursuant to Part Two of the Legislative Decree no. 42 of 22 January 2004, or LD 42/2004, in protected natural areas, or within Natura 2000 sites, as well as if such projects may have significant effects on Natura 2000 sites. If the projects listed in Annex A are located on the aforesaid properties, areas or sites, as well as on areas affected by certain constraints (listed under art. 7 of LD 190/2024), the PAS procedure applies.

The construction of the projects listed in Annex A, located, among other areas and properties, in villas, gardens and parks of exceptional beauty or in historic centers, is subject to the obtainment of the authorization of the authority in charge of the management of the constraint.

Except for the cases provided for in the previous sentence, the projects listed in Annex A interfering with public works or works of public interest are authorized by means of PAS procedure.

Projects listed in Annex A to LD 190/2024 are not subject to EIA and EIA Screening procedures.

Solar and agrivoltaic projects for which no permits, authorizations, or acts of consent, however denominated, are required, are those listed in Annex A to LD 190/2024. The most relevant projects subject to this regime are summarized as follows:

(i)	ground-mounted solar projects with a nominal capacity of less than 5 MW in industrial, artisanal and commercial areas, as well as in closed and restored landfill lots or quarry lots or portions of quarries not susceptible to further exploitation (section I, lett. c));

(ii)	agrivoltaics projects with a nominal capacity of less than 5 MW that allow effective compatibility and integration with agricultural and pastoral activities.

Suitable Areas and Agricultural Areas

LD 190/2024 refers to certain areas that are qualified as suitable for the installation of renewable energy projects (respectively, ground-mounted and off-shore), including solar projects. These projects are subject to simplified authorization procedures.

Suitable areas for ground-mounted solar projects include, among others:

(i)	the areas within industrial plants and facilities not used for agricultural or livestock (zootecnica) farming, or for the production of energy from renewable sources, as well as agricultural areas enclosed within a perimeter whose points are no more than 350 meters from the same plant or facility;

(ii)	the areas adjacent to the motorway network (rete autostradale) at a distance not exceeding 300 meters from the motorway network;

(iii)	buildings and constructed structures and their external appurtenant surfaces (superfici pertinenziali);

(iv)	areas designated for industrial, managerial, artisanal, commercial use, or intended for logistics or for the establishment of data processing centers;

(v)	areas used as parking lots, limited to the covering structures (strutture di copertura);

(vi)	water reservoirs (invasi idrici), quarry lakes (laghi di cave), and disused mines or areas in a state of environmental degradation; and

(vii)	plants and their appurtenant areas (aree di pertinenza) falling within the perimeter of competence of the integrated water service (servizio idrico integrato).

With regard to ground-mounted projects, within 120 days as of the entry into force (i.e., November 22, 2025) of Law Decree 175/2025, which introduced the aforementioned suitable area list, each Region shall identify additional suitable areas for the installation of renewable energy projects. Moreover, Regions shall not provide for a general and abstract ban on the installation of renewable energy projects.

The aforementioned law prohibits the installation of ground-mounted solar projects in agricultural areas, without prejudice to certain exceptions. In particular, this prohibition does not apply to:

●	solar projects intended for the establishment of a renewable energy community, pursuant to art. 31 of Legislative Decree no. 199 of 2021;

●	projects implementing investment measures under the National Recovery and Resilience Plan, or PNRR, or the National Plan for Complementary Investments to the PNRR, or the PNC, as well as projects necessary for achieving the PNRR objectives;

●	agrivoltaic projects, using modules placed sufficiently elevated above ground. The applicant shall provide a sworn declaration prepared by a qualified professional certifying that the agrivoltaic project is capable of preserving at least 80 per cent of the gross saleable production. Please note that agrivoltaic plants are defined as PV installations that ensure the continuity of farming and pastoral activities on the relevant site; and

●	certain suitable areas, including, among other areas, letters (i) and (ii) above.

Connection to the National Grid

The procedures for the connection to the national grid are established by the Regulatory Authority for Energy, Networks and Environment (Autorità di Regolazione per Energia Reti e Ambiente, or ARERA). Currently, the procedure to be followed for the connection is regulated by ARERA Resolution no. 99 of 2008 (Testo Integrato delle Connessioni Attive, or TICA), as subsequently integrated and amended.

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

There are three alternative modalities to sell electricity:

(viii)	by way of sale on the electricity market (Italian Power Exchange - IPEX), the so called “Borsa Elettrica”;

(ix)	through bilateral contracts with wholesale dealers; and

(x)	via the “Dedicated Withdrawal” method introduced by ARERA Resolution no. 280/07 and subsequent amendments. This is the most common way of selling electricity, as it affords direct and quick negotiations with the Italian national energy handler (GSE), which will in turn deal with energy buyers on the market.

Law Decree 21/2026: possible impacts on the Connections to the National Grid

On February 20, 2026, the Italian Council of Ministers issued Law Decree 21/2026, regarding “Urgent measures aimed at reducing the cost of electricity and gas for households and undertakings, enhancing the competitiveness of enterprises and the decarbonization of industry, together with urgent provisions for resolving the virtual saturation of electricity networks and for integrating data centers into the electricity system”, entered into force on February 21, 2026.

Law Decree 21/2026 introduced a new article into LD 190/2024, pursuant to which ARERA shall update the technical and economic conditions, as well as the procedural arrangements, for the connection of renewable energy plants and storage plants to the electricity grid, within 180 days from the date of entry into force of the new article (i.e., from February 21, 2026).

As of the date of publication of the relevant measures adopted by ARERA, or the ARERA Measures, STMGs issued by the Italian transmission system operator (i.e., Terna S.p.a., or Terna) to non-authorized plants – already issued but not validated by Terna – shall cease to be effective. Please note that STMGs issued by distribution system operators (e.g., E-Distribuzione S.p.a., Ireti S.p.a.) shall remain fully effective.

In the event that an STMG issued by Terna ceases to be effective, the applicant will be required to take part in a transparent and non-discriminatory competitive procedure, the rules for which will be set out in the ARERA Measures, in order to obtain a new STMG.

The loss of effectiveness of the STMG shall not result in the rejection of applications already submitted for the issuance of the relevant authorization, including those relating to an environmental procedure, provided that such applications were submitted as at the date of publication of the ARERA Measures. In particular, the terms for completing the authorization procedures – including environmental procedures – shall start running again upon submission by the applicant of the documentation relating to the new STMG issued following the aforementioned competitive procedure.

The Incentive Tariff System for Solar and Agrivoltaic Plants

a.	Agrivoltaic Incentives

On December 22, 2023, the MASE approved decree no. 436, or the Agrivoltaic Decree, aimed at promoting the wide-spread use of advanced agrivoltaics plants through two measures: the granting of capital contributions and an incentivizing tariff based on the quantity of energy fed into the grid.

The Agrivoltaic Decree will cease to apply on July 31, 2026.

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

Access to incentives is granted through public procedures, divided into registers and auctions, announced by the GSE.

In order to gain access to the procedures announced by the GSE, an eligible plant (i.e., a plant that complies with both the subjective and technical requirements set out in the Agrivoltaic Decree) must guarantee the following:

●	official authorization for the construction and operation of the plant;

●	possession of a final accepted estimate for connection to the electricity grid;

●	compliance with the plant requirements set forth in the Agrivoltaic Decree;

●	proof of continuity of the agricultural and pastoral activities underlying the plant;

●	the plants must be new builds and made with new components;

●	compliance with national and EU environmental protection standards, as well as with the principle of “do no significant harm” referred to in art. 17 of Regulation (EU) 2020/852; and

●	possession of a declaration by a bank attesting to the financial and economic capacity of the participating entity in relation to the scale of the works to be carried out, taking into account its expected profitability and the financial and economic capacity of the corporate group to which it belongs or, alternatively, the commitment of the same bank to finance the intervention.

To access the incentive mechanisms, applicants must offer in their participation application a percentage reduction of no less than 2% on the reference tariff.

b.	Solar Incentives

Transitional FER X decree

On February 27, 2025, the so-called Transitional FER X decree, prepared by Italy’s Ministry of the Environmental and Energy Security on December 30, 2024, was officially published on the institutional website of the same ministry with number 457 and came into force on February 28, 2025.

The Transitional FER X decree promotes the construction of production plants powered by renewable sources, with an estimated available capacity of 17.65 GW.

The Transitional FER X decree aims to support electricity production from renewable plants with generation costs close to market competitiveness pursuant to LD 199/2021. To this end, it includes a support mechanism for their effectiveness, efficiency, and sustainability in line with 2030 decarbonization objectives and consistent with the security and capacity of the electricity system.

Transitional FER X decree ceased to apply as of December 31, 2025. However, solar projects that were granted access to the Transitional FER X support scheme will benefit from the relevant incentives.

Renewable energy plants eligible for the Transitional FER X decree support mechanism are:

a.	photovoltaic solar plants;

b.	wind farms;

c.	hydroelectric plants; and

d.	treatment plants for residual gases from purification processes.

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

Construction works may start only after the relevant plant has been ranked. Their entry into operation shall occur within 36 months following the date of publication of the relevant ranking list, it being understood that said deadlines cover any delay in the construction of the relevant plant due to force majeure causes.

Failure to meet the above deadlines will result in a reduction to the price awarded by 0.2% per month of delay for the first nine months and of 0.5% for the following six months, up to a maximum of 15 months.

If these deadlines are not met, the GSE will remove the plant from the ranking list and enforce the final guarantee. If the plant is subsequently readmitted to a support mechanism, it will be subject to a 5% reduction in the price awarded.

From a plant’s entry into operation to the end of its average conventional useful life (set at 20 years), GSE will administer the payment of the award prices according to the following:

●	in the case of plants with a nominal capacity equal to or exceeding 200 kW, the electricity produced will remain at the disposal of the producer, who shall be responsible for its market valorization. GSE will calculate the difference between the award price and the higher of (i) zero and (ii) the reference price., identified in the “Day-Ahead Market” price determined during the relevant period of transactions and the plant’s local market. Subsequently:

●	if this difference is positive, GSE will pay a price equal to the aforementioned difference for the net production fed into the grid;

●	if this difference is negative, GSE will adjust or claim a price equal to the aforementioned difference for the net production fed into the grid.

The provisions on rights and obligations relating to the execution of standard contracts to be signed by the applicants for the purpose of recognizing the award price will apply only to 95% of the energy produced by plants with a capacity of +1 MW placed in a useful position in the reference ranking list.

The award price is updated by the GSE based on the annual rate of change of consumer prices for blue and white-collar households surveyed by the Italian National Statistics Institute, or Istat.

Exceptions are provided in specific cases, as set forth in Transitional FER X decree.

Access to Transitional FER X decree support mechanism can only be cumulated with one of the following measures:

a.	capital grants not exceeding 40% of the investment cost for new build plants only;

b.	guarantee funds and revolving funds;

c.	tax benefits in the form of tax credits or tax relief from business income on investments in machinery and equipment.

Other than the above, access the support mechanism provided for in the Transitional FER X decree is an alternative to the on-site trading mechanism and the dedicated withdrawal referred to in Legislative Decree no. 387 of December 29, 2003.

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

For details concerning our Italian solar projects that have been granted access to the FER X decree, see “Recent Developments” above.

FER Z Decree

The MASE is expected to issue a new support mechanism, typically known as the FER Z Decree, for investments in electricity generation capacity from renewable sources, including newly built solar plants, aimed at ensuring the availability of predefined quantities of renewable energy in line with decarbonization objectives, pursuant to LD 199/2021.

Based on the draft FER Z Decree, the proposed support mechanism shall apply until December 31, 2029, for a maximum quota of 5 GW. Applicants may access the support mechanism through participation in competitive public procedures, periodically launched by the GSE.

The applicants would be required, as is customary, to submit guarantees, to be determined in light of the project’s incentivized capacity, in order to access to the said support mechanism. Access to incentives would occur by means of standard two-sided-contracts-for-difference providing for:

a)	the right of the beneficiary to receive from the GSE, for each relevant period of the delivery period, the positive difference between a strike price and the higher value between zero and a reference price;

b)	the obligation to pay the GSE, for each relevant period of the delivery period, the negative difference between the strike price and the higher value between zero and a reference price; and

c)	the obligation of the beneficiary to feed into the grid, on an annual basis, a minimum quantity of electricity, pursuant to the procedure set out under the FER Z Decree.

The GSE would pay the incentives for a period of twenty years.

Energy Storage Plants

The authorization regimes applicable to solar plants, as well as the procedures for the connection to the national grid, as described above, apply to storage plants too.

With regard to environmental procedures, electrochemical stand-alone storage plants and the relevant connection infrastructure to the electricity grid are not subject to EIA or EIA Screening procedures, unless the connection infrastructures fall within the scope of such procedures.

Authorization Thresholds

With regard to the relevant authorization thresholds:

a)	the free activity regime applies to electrochemical storage plants with a capacity up to 10 MW;

b)	the PAS regime applies to electrochemical storage plants, or thermomechanical electrical storage plants, to be located exclusively within the perimeter of industrial plants of any kind, existing electricity generation plants (which have been subject to a Single Authorization/PAS regime), or within quarry areas or areas used for the production and processing of liquid and gaseous hydrocarbons that are being decommissioned, provided that certain technical conditions are met.

c)	the Single Authorization regime applies to:

a.	electrochemical storage plants, or thermomechanical electrical storage plants, capable of autonomously providing services for the benefit of the national electricity. Up to 200 MW, the Region is the competent authority; above this threshold, the competent authority is the MASE;

b.	electrochemical storage plants, or thermomechanical electrical storage plants, connected or ancillary to electricity generation plants, authorized but not yet constructed. If the capacity of the electricity generation plant is equal to or falls below 300 MW, the Region is the competent authority; above this threshold, the competent authority is the MASE; and

c.	pure pumped-storage hydroelectric plants (pompaggio puro); the competent authority is the MASE.

Incentivizing regimes available to storage plants

Storage plants may benefit from either the Electricity Storage Capacity Procurement Mechanism, or MACSE, or from the capacity market discipline.

i.	MACSE mechanism

The MACSE regulation, approved by the MASE with Ministerial Decree no. 346 of 10 October 2024, or the MACSE Rules, establishes the rules for procuring electricity storage capacity in Italy. This mechanism was introduced to ensure the security, reliability, and flexibility of the national electricity system, especially in light of the increasing share of renewable energy.

The MACSE is based on public auctions through which Terna selects storage projects that meet specific technical and territorial needs. The MACSE Rules and the relevant attachments regulate the participation in the MACSE competitive procedures, as well as the admission requirements, preparatory activities, pre-auction and post-auction guarantees (to be calculated, by means of certain formulas, on the basis of various factors, including the capacity of the project).

Without prejudice to the termination of the relevant MACSE-related contracts, Terna may suspend a participant from the MACSE in the event of a serious breach of the MACSE Rules, providing appropriate justification. The assessment of seriousness takes into account the extent of the breach and its consequences. In such case, the entity may not participate in the competitive procedures taking place during the suspension period. Terna shall revoke the suspension if the grounds for such suspension cease to exist.

The first MACSE auction was launched on September 30, 2025, and the next auctions are expected to be launched in the fourth quarter of 2026.

ii.	Capacity market

An additional incentive scheme for storage plants is the capacity market. In particular, Terna procures capacity to storage plants by awarding long-term supply contracts via competitive auctions.

The capacity market provides for guarantees to be issued by the participants in order to access to this mechanism. The amount of such guarantees shall be calculated on the basis of specific formulas reported under Annex 5 to the capacity market regulation, and including various factors, such as the capacity of the project.

The competitive auctions, organized by Terna, are open to operators owning generation units – both dispatchable and non-dispatchable – which, for the capacity awarded, are subject to the following rights and obligations:

a.	the obligation to offer the contracted capacity in the electricity and ancillary services markets;

b.	the right to receive from Terna a fixed annual premium; and

c.	the obligation to repay to Terna any positive difference between the electricity price in the electricity and ancillary services markets and the strike price defined by ARERA.

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

In accordance with Royal Decree-law 9/2013, dated July 12, 2013, which adopts several urgent measures in order to ensure the financial stability of the power system, or RDL 9/2013, Law 24/2013 regulates the new remuneration scheme of those renewable energy installations entitled to a regulated income, or the so called “Specific Remuneration,” in addition to the market price. Law 24/2013 sets forth the principle of reasonable profit for the sake of which the parameters to determine the regulated income are reviewed every six years.

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

Royal Decree-Law 17/2021, of September 14

Royal Decree-Law 17/2021, of September 14, or RDL 17/2021, entered into force on September 16, 2021. From the entry into force of RDL 17/2021, a temporary adjustment in the remuneration of certain generation facilities is foreseen, in proportion to the higher income obtained by such facilities due to the internalization in the price of electricity in the wholesale market of the increase in the price of natural gas in international markets by the marginal emitting technologies. The adjustment does not apply to certain, mainly smaller, plants and to the part of the energy produced by generation facilities which is subject to a fixed price (physical or financial) PPA under certain conditions (which included the Talasol PPA). Such adjustment was initially foreseen until March 31, 2022, but was amended and extended until December 31, 2023 and is now no longer in effect.

Royal Decree-law 6/2022

Royal Decree-law 6/2022, of March 29, 2022, or RDL 6/2022, establishes a range of urgent measures within the framework of the National Plan for Response to the Economic and Social Consequences of the War in Ukraine. In particular, in the renewable energy field it adopts several measures, among others: (i) the mechanism for reducing excess electricity market remuneration due to the high quotation price of natural gas in international markets, which was introduced under RDL 17/2021 and which is no longer in effect as explained above; (ii) it foresees the exceptional update of the specific remuneration parameters for 2022, as will be further detailed below; (iii) it establishes certain particularities in the environmental assessment to accelerate the permitting process; and (iv) it extended the suspension of the generation tax (a 7% tax imposed on certain electricity generating facilities, including our Solar Plants in Spain) until December 31, 2023. Please see below for a description of the relevant modifications introduced by RD-law 8/2023.

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

The basic concept of the Specific Remuneration contained in RDL 9/2013 was confirmed by the current Power Act (Law 24/2013) and further developed by the following regulations:

1.	Royal Decree 413/2014 which regulates electricity generation activity using renewable energy sources, cogeneration and waste, or RD 413/2014.

2.	Order IET/1045/2014 approving the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, or Order 1045/2014.

3.	RDL 17/2019, adopting urgent measures for the necessary adaptation of remuneration parameters affecting the electricity system and responding to the process of cessation of activity of thermal generation plants.

4.	Order TED/171/2020, updating the retribution parameters for certain types of generation facilities of electricity from renewable energy sources, cogeneration and waste facilities, for the purposes of their application to the Regulatory Period beginning on January 1, 2020, or Order 171/2020.

5.	RDL 6/2022, of March 29, 2022, adopting urgent measures within the framework of the National Plan for the response to the economic and social consequences of the war in Ukraine.

6.	Royal Decree-Law 5/2023 of June 28, 2023, adopting and extending certain measures in response to the economic and social consequences of the war in Ukraine, support for the reconstruction of the island of La Palma and other situations of vulnerability; transposing European Union Directives on structural modifications of commercial companies and reconciliation of family and professional life for parents and carers; and on the implementation and enforcement of European Union law.

7.	Order TED/741/2023, of June 30, 2023, updating the remuneration parameters of the applicable type installations to determinate installations of production of electrical energy from renewable energy sources, cogeneration and waste, that applies to the regulatory semi-period that begins on January 1, 2023 and ends December 31, 2025.

8.	Order TED/53/2026, of January 27, 2026, updating the remuneration parameters for standard facilities applicable to certain facilities producing electricity from renewable energy sources, cogeneration, and waste, for the purposes of their application to the regulatory period beginning on January 1, 2026, and approving new standard facilities and their corresponding remuneration parameters.

Pursuant to the above regulations, the calculation of the Specific Remuneration is performed as follows:

a)	The Specific Remuneration is calculated by reference to a “standard facility” during its “useful regulatory life”. Order 1045/2014 characterized the existing renewable installations into different categories (referred to as IT-category). These categories were created taking into account the type of technology, the date of the operating license and the geographical location of renewable installations.

The Specific Remuneration is not calculated independently for each power installation. It is calculated based on the inclusion of each existing installations in one of the formulated IT-categories and, as a result of such inclusion, is based on the retribution parameters assigned to that particular IT-category.

b)	According to RD 413/2014, the calculation of the Specific Remuneration of each IT-category shall be performed taking into account the following parameters:

(i)	the standard revenues for the sale of energy production, valued at the production market prices (currently set at €54.42/MWh, €52.12/MWh and €48.82/MWh for 2020, 2021 and 2022, respectively);

(ii)	the standard exploitation costs; and

(iii)	the standard value of the initial investment. For this calculation, only those costs and investments that correspond exclusively to the electricity production activity will be taken into account. Furthermore, costs or investments determined by administrative rules or acts that do not apply throughout Spanish territory will not be taken into account.

c)	Order 1045/2014 established the relevant parameters applicable to each IT-category. Therefore, to ascertain the total amount of the Specific Remuneration applicable to a particular installation it is necessary to (i) identify the applicable IT-category and (ii) integrate in the Specific Remuneration formula set forth in RD 413/2014 the economic parameters established by Order 1045/2014 for the relevant IT-category and the relevant update regulation (i.e., Order 171/2020).

d)	The Specific Remuneration is calculated for regulatory periods of six years, each divided into two regulatory semi-periods of three years. The first Regulatory Period commenced July 14, 2013 and terminated on December 31, 2019. The second Regulatory Period commenced January 1, 2020 and terminated December 31, 2025 (the corresponding first Regulatory Semi-Period ended December 31, 2022).

e)	The Specific Remuneration is designed to ensure a “reasonable rate of return” or profitability that during the first regulatory period (i.e., until December 2019) shall be equivalent to a Spanish 10-year sovereign bond calculated as the average of stock price in the stock markets during the months of April, May and June 2013, increased by 300 basis points (7.398% for plants prior to RDL 9/2013). RDL 17/2019 has fixed the reasonable rate of return for the second Regulatory Period at 7.09%. However, for plants prior to RDL the reasonable rate of return will remain at 7.398% if the conditions set forth in RDL 17/2019 are met (mainly to withdraw from any arbitration procedure, or to renounce any compensation, in connection with the regulatory changes in Spain that modified the remuneration regime).

f)	Pursuant to RD 413/2014, the revenues from the Specific Remuneration are set based on the number of operating hours reached by the installation in a given year and adjusted to electricity market price deviations. Furthermore, the economic parameters of the Specific Remuneration might be reviewed by the Spanish government at the end of a regulatory period or semi-period, however the standard value of the initial investment and the useful regulatory life will remain unchanged for the entire Regulatory Useful Life of the installation, as determined by Order 1045/2014.

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

CNMC Resolution of June 12, 2025

On June 12, 2025, Spain’s CNMC approved an overhaul of Operating Procedures 7.4, 3.1, 3.6, 9.1 and 14.4, establishing a modernized voltage-control service with a mandatory basic layer and a remunerated dynamic layer based on real-time setpoints from the system operator, and enabling procurement of additional reactive-power capacity together with an incentives/penalties regime and updated market/information processes.

Red Eléctrica has published the Technical Specifications and the habilitation pack so eligible facilities, including solar facilities, can request activation. Since October 2025, Red Eléctrica has been habilitating the first renewable plants, which once active gain dispatch priority and faster ramp rates as operational benefits.

CNMC Resolution of December 1, 2025

The Resolution develops Circular 1/2024 for demand installations and introduces two levers that condition grid access: (i) a “reference value” to be agreed at each transmission–distribution frontier, which becomes a prerequisite to compute and grant firm demand capacity at the relevant node, and (ii) a dynamic criterion assessing how large power-electronic loads ride through voltage dips, with a material impact on calculated capacity if the methodology is not carefully tuned.

In January 2026 the CNMC opened a public hearing (January 30, 2026–February 6, 2026) to modify the Resolution and defer the first publication of demand-capacity maps on the transmission grid from February 2, 2026 to May 4, 2026 so that reference-value agreements could be finalized and the dynamic criterion integrated more prudently; notwithstanding the deferral, applications filed from February 2, 2026 are assessed under the new technical criteria.

Royal Decree 997/2025

Following the April 28, 2025 system “black-out”, Royal Decree-law 7/2025 introduced urgent, temporary measures to bolster system resilience, but it was not ratified by Parliament and was repealed a few weeks later. Nevertheless, Royal Decree 997/2025 subsequently recovers and consolidates much of that package with regulatory rank from November 7, 2025. For the photovoltaic sector, Royal Decree 997/2025 delivers a clearer legal definition of “installed capacity” for both generation (PV) and storage (BESS) at the administrative-authorization stage, reducing re-openings of files when plant configurations are optimized.

It also simplifies and accelerates PV-to-BESS hybridization when the battery is inside a perimeter already covered by a favorable Environmental Impact Assessment (EIA), providing, in specific cases, exemption from a new environmental screening, and it regulates repowering with the option of partial authorizations where shared infrastructure exists, allowing a staged commissioning via provisional and definitive operating authorizations.

In parallel, the Royal Decree requires the CNMC and Red Eléctrica to reinforce supervision and inspection, covering, among others, compliance with voltage-control obligations and restoration capability, and to develop technical adjustments to balancing and congestion-management processes, while advancing the demand-access framework in coordination with CNMC Circular 1/2024.

Material Effects of Government Regulations on Texas, USA, Solar Plants

Texas Solar Market and Regulation

U.S. Federal Tax Subsidies for Solar Energy Projects

The Internal Revenue Code of 1986, as amended, or the Code, has long provided for tax credits for the development of specified types of renewable energy generation projects in the form of investment tax credits, or ITCs, under section 48 of the Code. Prior to the enactment of the IRA, these tax credits were subject to being phased out or phased down. The IRA extended these credits to projects that began construction before January 1, 2025, and restored the full value of the credits subject to compliance with new prevailing wage and apprentice requirements. The IRA also added a new ITC for standalone energy storage property.

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

In July 2025, the OBBBA was enacted by the Trump Administration that claws back or, in some cases terminates, certain tax incentives enacted under the IRA. As amended by OBBBA, tax credits available under sections 45Y and 48E of the Code for technologies other than wind and solar are scheduled to begin phasing down in 2032. For wind and solar, to qualify for tax credits available under sections 45Y and 48E of the Code, the project must be placed in service by the end of 2027 or it must begin construction before July 5, 2026 and thereafter satisfy a continuous construction requirement, which will be deemed if the project is placed in service by the end of the fourth calendar year following the calendar year in which construction began. The ITC available under sections 48 and 48E of the Code, is a one-time credit claimed in the year the eligible facility is originally placed in service, equal to a specified percentage of the taxpayer’s original cost basis of such property. The ITC is subject to recapture (in declining increments) if the ITC-eligible property is disposed of or ceases to be ITC-eligible during the five-year period following the date it is originally placed in service.

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

In addition to the changes described above, OBBBA enacted a significant new set of restrictions relating to “prohibited foreign entities” that (i) impose new eligibility restrictions for certain federal tax credits (including sections 45Y and 48E) based on the sourcing of equipment and other components from “specified foreign entities” and (ii) deny the benefit of certain federal tax credits (including sections 45Y and 48E credits) to “specified foreign entities” and “foreign-influenced entities” and other taxpayers to which the rules are determined to apply.

Under these new rules, no section 45Y or 48E credit is allowed with respect to any qualified facility or energy storage technology, or EST, that begins construction after December 31, 2025 that is constructed with “material assistance” from a prohibited foreign entity. A qualified facility or EST will be treated as having been constructed with material assistance from a prohibited foreign entity if the material assistance cost ratio (expressed as a percentage) is less than a specified percentage, which varies based on the type of technology and the beginning of construction year. The material assistance cost ratio is determined by dividing (i) the taxpayer’s total direct costs attributable to all manufactured products and components incorporated into the qualified facility or EST upon completion of construction (the total direct costs) minus the total direct costs attributable to all manufactured products and components that were produced or manufactured by a prohibited foreign entity, by (ii) the total direct costs. For solar projects that begin construction in 2026, the material assistance threshold is 40%; for solar projects that begin construction in 2027, the material assistance threshold is 45%. For energy storage projects that begin construction in 2026, the material assistance threshold is 55%, which steps up 5% each year until 2030.

Regardless of when construction of a qualified facility or EST begins, no section 45Y or 48E credit is allowed to the taxpayer that owns the property if the taxpayer is a specified foreign entity, a certain category of foreign-influenced entity or the foreign-influenced entity rules are otherwise determined to apply to the taxpayer. Specified foreign entities include “foreign entities of concern” and certain designated companies associated with the Chinese government, as well as U.S. and non-U.S. companies controlled by the governments of Russia, China, North Korea or Iran (or any citizen or national thereof). Foreign-influenced entities include U.S. and non-U.S. companies owned or financed (subject to certain thresholds) by specified foreign entities, as well as taxpayers that are parties to (or are related to a person that is a party to) commercial contracts, such as supply, services and license agreements, with a specified foreign entity (or a person related thereto) that entitles the specified foreign entity (or related person) to exercise “effective control” over the qualified facility or EST.

To date, limited guidance has been issued with respect to the prohibited entity rules. In February 2026, the IRS issued a notice providing interim rules and a safe harbor for calculating the material assistance cost ratio based on assigned percentages rather than direct costs, similar to prior guidance issued with respect to the domestic content bonus credit. Additional guidance (including anti-abuse rules to prevent evasion of the restrictions relating to prohibited foreign entities) is expected in the future.

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

In 2024, the Texas Legislature enacted PURA § 39.1592, requiring owners or operators of electric generation facilities in the ERCOT region to demonstrate their portfolio’s ability to operate at or above seasonal average generation capability during times of highest reliability risk. To implement this statutory mandate, the PUCT initiated Project No. 58198, adopting amendments to 16 TAC § 25.65 establishing firming reliability requirements. Under the final rules, electric generating facilities that (i) sign a standard generation interconnection agreement on or after January 1, 2027, (ii) have been in operation for at least one year, and (iii) are not self-generators, must annually demonstrate by December 1 their ability to meet reliability standards during high-risk periods. Battery energy storage resources are exempt from these requirements. For solar facilities, which are nondispatchable generation resources with variable output patterns, compliance may necessitate the integration of battery energy storage systems or other firming resources to ensure generation capability during periods when solar production is typically reduced, such as late afternoon peak demand periods and weather-related events. The firming requirements represent a significant shift in Texas energy policy, redirecting investment toward reliability measures and potentially affecting the economic viability and operational structure of solar projects that fall within the scope of the rule. Additionally, Project No. 58393 implements new reporting requirements under 16 TAC § 25.75 for annual reports distinguishing between dispatchable and nondispatchable generation facilities, which will require solar facilities to report operational and capability data to demonstrate compliance with state reliability standards.

Texas law, under Senate Bill 2116 known as the Lone Star Infrastructure Protection Act, imposes restrictions on contracts with certain foreign-owned companies in connection with critical infrastructure. Under the Act, “critical infrastructure” is defined to include communication infrastructure systems, cybersecurity systems, electric grids, hazardous waste treatment systems, and water treatment facilities. The Act prohibits business entities from entering into agreements that would grant direct or remote access to or control of critical infrastructure with companies owned by, controlled by, or headquartered in China, Iran, North Korea, Russia, or countries designated by the governor as threats to critical infrastructure, excluding access specifically allowed for product warranty and support purposes. For distributed generation solar facilities in Texas, the Act’s implications arise from the facilities’ interconnection with the electric grid and the use of cybersecurity systems that may grant vendors or service providers access to grid-connected infrastructure. This legislation has practical implications for equipment procurement and system integration decisions, particularly regarding inverters, battery energy storage systems, monitoring software, and cybersecurity platforms that require remote access or control capabilities. The prohibition applies regardless of whether the company’s securities are publicly traded or whether the company is listed on a public stock exchange. While the Act does not prohibit the purchase of equipment manufactured by covered companies outright, it restricts agreements that provide operational access or control, requiring distributed generation solar developers to carefully structure their equipment supply agreements, operations and maintenance contracts, and system monitoring arrangements to ensure compliance with Texas law.

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

Material Effects of Government Regulations on Israeli Solar Plants

The Israeli Electricity Market

The Israeli electricity market is divided into several segments: manufacturing, transmission, distribution, supply and management. The market is dominated by the IEC, which fully controls the transmission and distribution segments and previously manufactured and sold most of the electricity consumed in Israel and by the Palestinian Authority. As of 2024, approximately 60% of the electricity in the market is generated by private producers, while the IEC’s share has decreased to about 40%. The IEC’s market share in the supply segment represented 65% of the supply segment of the Israeli market in 2024, with the remainder represented by the independent power producers and virtual suppliers. As of June 2025, over 270,000 consumers have switched to private suppliers. The IEC controls both the transmission network (for long-distance transmittal of electricity) and the distribution network (for transmittal of electricity to the end users). The Israeli Electricity Authority predicts that the IEC’s actual production will represent approximately 23% of the electricity manufactured in Israel in 2030. Unless otherwise noted, the information concerning the Israeli electricity market included in this Report is derived from the Israeli Electricity Sector Annual Report for 2024, published by the Israeli Electricity Authority in September 2025.

As of 2024, the aggregate electricity storage capacity in Israel was approximately 557 MW, of which 300 MW was pumped storage and 257 MW was battery storage (standalone and storage integrated photovoltaic). In February 2025, a pumped storage facility at Kokhav HaYarden with a capacity of 344 MW commenced commercial operation. The Israeli Electricity Authority forecasts that in 2030 the electricity storage capacity in Israel will be approximately 9,250 MW (40,200 MWh), of which 800 MW will be pumped storage, 3,500 MW will be storage integrated photovoltaic and 4,950 MW will be standalone battery storage.

In 2024, the market model regulation of the supply segment, which enables consumers to purchase electricity from private manufacturers, became effective and regulation enabling private consumers without “smart meters” to purchase electricity from private suppliers also came into effect. As of September 2024, consumers with basic (non-smart) meters were permitted to switch to private suppliers, opening the competition to hundreds of thousands of additional households. In recent years, the Israeli Electricity Authority granted licenses to suppliers who are not manufacturers to supply electricity to consumers. In 2024, 21 virtual suppliers were active, supplying approximately 14% of the consumption by customers of private suppliers (approximately 5% of the market in total). In May 2025, the Israeli Electricity Authority established the “Bilateral Market Regulation” for renewable generation and storage facilities connected to the transmission grid, which is expected to further enhance competition in the supply segment (see “Market Model for Private Manufacturers on the Transmission Grid” below). These steps are expected to increase competition in the supply segment.

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

During 2020, the Minister of Energy instructed that the coal-based production units of the IEC gradually transition to manufacturing electricity using natural gas, commencing in 2022 and through 2025. On the basis of this decision, in 2019 the IEC sold its production units in Alon Tavor, in 2020 its production units in Ramat Hovav, and in 2022 its production units in Hagit Mizrach (effective June 2022). In addition, the IEC completed the sale of the Eshkol power station in June 2025, reducing the IEC’s market share in the electricity production segment in Israel to below 50%. In November 2023, the IEC published a tender for the BOT construction and operation (for a 25 year period) of a new power plant to be fueled by natural gas with installed capacity of 630-900 MW in Sorek (in central Israel) and in December 2024 the winner in the tender process, a group that includes one of the indirect shareholders of Dorad that offered an availability tariff of NIS 0.0318 per KWh, was announced. This power plant is expected to commence operations in 2029 and will be operated by the winners of the bid for 25 years and thereafter transferred to the ownership of the state.

Following the Reform, the IEC is also permitted to receive new generation licenses for two natural gas combined cycle gas turbine, or CCGT, units at the ‘Orot Rabin’ site, with a total installed capacity of about 1,200 MW. One unit (CCGT 70) began commercial operation in January 2025 and the second unit (CCGT 80) began commercial operation in January 2026.

In addition, the concentration regulations, which established caps on the holding of generation licenses by private entities, expired at the end of 2024. As of 2025, the Israeli Electricity Authority is in the process of formulating new concentration regulations to ensure fair competition.

As noted above, the System Manager was established in connection with the implementation of the 2018 reform in the electricity sector. The System Manager began operating at the end of 2020 and the planning, development and technology unit, as well as the statistics unit, were transferred to it. In November 2021, the system management unit was also transferred to the System Manager as described above, and it began to operate fully. Commencing its full operation, the System Manager manages the planning and development of the electricity system and the operation of the electricity production units in Israel. Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, as of 2024, the IEC owned approximately 40% of the production capacity and the remainder is owned by the private electricity producers. In addition, the System Manager is responsible for managing the electricity market in Israel.

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

The current targets for manufacturing electricity from renewable sources were set by the Israeli government in October 2020 (Government Resolution 465), as follows: 20% in 2025, and 30% in 2030. These targets were set as part of the Israeli government’s efforts to reduce greenhouse gas emissions in Israel. During 2024, the actual consumption of electricity from renewable energy represented 14.6% of the consumption and the installed capacity (DC) of renewable energy as of the end of 2024 was approximately 6.89 GW, compared to 5.9 GW as of the end of 2023. The Israeli Electricity Authority predicts that in 2030 the renewable energy installed capacity will be 16 GW, representing approximately 39% of the predicted aggregate installed capacity and 30% of total electricity consumption.

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

In recent years, the market has undergone a shift towards more market-based models for renewable energy, with growth in the low and high voltage distribution grid primarily driven by the “Market Regulation,” and in the transmission grid by the “Bilateral Market Regulation” (see “Market Model for Private Manufacturers on the Transmission Grid” below).

Licensing

The Israeli Electricity Authority regulated the establishment of photovoltaic plants, in several categories as noted above. Medium photovoltaic plants, such as the Israeli Solar Plant, are governed by the Israeli Electricity Authority’s decision no. 284, or Decision 284. Decision 284 provided that it will apply until the earlier of reaching a quota of 300 megawatt in Israel or until the end of 2017.

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

In response to the war that began on October 7, 2023, the Israeli Electricity Authority granted a series of deadline extensions throughout 2023-2024 for the construction and operation of renewable energy facilities.

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

Ellomay Luzon Energy and the Dorad Power Plant

General

Ellomay Luzon Energy is an Israeli private company in which we currently hold 50%. The remaining 50% is currently held by the Luzon Group (f/k/a the Dori Group). The Luzon Group is an Israeli publicly traded company, whose shares and debentures are traded on the Tel Aviv Stock Exchange. Ellomay Luzon Energy’s main asset is its holdings of 33.75% of Dorad.

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

Ellomay Energy Ltd. was also granted an option to acquire additional shares of Ellomay Luzon Energy, or the Dori Option, which, if exercised, will increase Ellomay Energy Ltd.’s percentage holding in Ellomay Luzon Energy to 49% and, subject to the obtainment of certain regulatory approvals – to 50%. The exercise price of the options was NIS 2.4 million for each 1% of Ellomay Luzon Energy’s issued and outstanding share capital (on a fully diluted basis). In May 2015, we exercised the first option and in May 2016, we exercised the second option, accordingly, we currently hold 50% of Ellomay Luzon Energy. The aggregate amount paid in connection with the exercise of such options amounted to approximately NIS 2.8 million (approximately €0.7 million), including approximately NIS 0.4 million (approximately €0.1 million) required in order to realign the shareholders loans provided to Ellomay Luzon Energy by its shareholders with the new ownership structure.

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

Ellomay Luzon Energy’s representatives on Dorad’s Board of Directors are currently Mr. Ran Fridrich, who is also our CEO and a member of our Board of Directors and Mr. Amos Luzon. Mr. Luzon currently serves as the Chairman of the Board of Dorad.

Ellomay Energy LP and Ellomay Luzon Energy entered into a loan agreement and capital notes agreements, effective December 31, 2022, which provide for the conversion of approximately NIS 23.5 million of the then outstanding shareholders’ loans to capital notes, payable not less than 60 months after the date of their execution, at the sole discretion of Ellomay Luzon Energy, with the remaining balance of shareholders’ loans (NIS 10 million), linked to the Israeli CPI and bearing an annual interest equal to the interest payable on Dorad’s senior debt plus 3%, with a repayment date of December 31, 2023. The Luzon Group entered into a similar loan agreement and capital notes with respect to its portion of the shareholders’ loans. During the year ended December 31, 2023, Ellomay Luzon Energy repaid all outstanding shareholders’ loans. As of December 31, 2025, there were no outstanding shareholders’ loans granted to Ellomay Luzon Energy.

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

The Dorad Power Plant is based on combined cycle technology using natural gas. The combined cycle configuration is a modern technology to produce electricity, where gas turbines serve as the prime mover. After combustion in the gas turbine to produce electricity, the hot gases from the gas turbine exhaust are directed through an additional heat exchanger to produce steam. The steam powers a steam turbine connected to a generator, which produces additional electric energy. The Dorad Power Plant is comprised of twelve natural gas turbines, each with an installed capacity of 50 MWp and two steam turbines, each with an installed capacity of 100 MWp. These turbines can be turned on and off quickly, with no material losses in energy efficiency, which provides operational flexibility in accordance with the expected needs of customers and the IEC, calculated based on a proprietary forecasting system implemented by Dorad. During 2024, Dorad purchased two new gas turbines, for an amount that is not material to Dorad, one of which became operational in April 2025 and the other is expected to become operational in June 2026.

Dorad Ownership Structure

The other shareholders in Dorad are Eilat Ashkelon Infrastructure Services Ltd., or EAIS (37.5%), an Israeli private company owned by EAPC, Edelcom Ltd., or Edelcom, (18.75%), an Israeli private company indirectly owned by Mr. Ori Edelsburg, The Phoenix Insurance Company Ltd. (4.07%) and The Phoenix Pension and Provident Fund Ltd. (5.93%), together, The Phoenix. Dorad’s shareholders, including Ellomay Luzon Energy, are parties to a shareholders agreement dated November 2010 that includes customary provisions including provisions in connection with the holdings of Dorad’s shares, the investments in Dorad, its financing and management, restrictions of transfer of shares, including a right of first refusal, pre-emption rights, arrangements in connection with the financing of Dorad’s operations and mechanisms that will be implemented in the event any of Dorad’s shareholders does not meet its financing obligations, including dilution mechanisms, certain special shareholder or board, as applicable, majority requirements (either a 66% majority or for certain resolutions a 70% majority requirement) and the right of each shareholder holding 10% of Dorad’s shares to nominate, replace or terminate the service of one member to Dorad’s Board of Directors, providing that shareholders may aggregate holdings for purposes of appointment of a director and that each director will be entitled to the voting rights determined based on a division of the holdings of the shareholder that appointed such director by the number of directors appointed by such director. As noted below, pursuant to the shareholders’ agreement among Ellomay Luzon Energy’s shareholders and Ellomay Luzon Energy, or the Ellomay Luzon Energy Shareholders Agreement, we were entitled to recommend the nomination of the Dorad board member on behalf of Ellomay Luzon Energy when Ellomay Luzon Energy had the right to appoint one director to Dorad’s board of directors (i.e., before the acquisition of the additional 15% of Dorad’s shares by Ellomay Luzon Energy).

Acquisition of an Additional 15% of Dorad’s Share Capital by Ellomay Luzon Energy

On March 4, 2025, Zorlu Enerji Elektrik Üretim A.S, or Zorlu, a former shareholder of Dorad who at the time held 25% of the outstanding share capital of Dorad, entered into two share purchase agreements covering its entire holdings in Dorad based on a valuation of Dorad of approximately NIS 2.8 billion. The first share purchase agreement entails the sale of 10% of Dorad’s outstanding shares to The Phoenix, and was not subject to a right of first refusal under Dorad’s articles of association and shareholders agreement. The second share purchase agreement, or the Dorad SPA, entails the sale of an additional 15% of Dorad’s outstanding shares to The Phoenix, Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership (Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership, together, the Purchasers), through its general partner – Y.L. Shahar Investments in Energy Ltd. and was subject to a right of first refusal under Dorad’s articles of association and shareholders agreement.

Pursuant to the Dorad SPA, the aggregate purchase price for 15% of Dorad’s outstanding shares is approximately NIS 424.4 million, subject to certain adjustments, and the consummation of the sale is subject to customary conditions to closing (including receipt of approvals from Dorad’s board of directors, governmental authorities and Dorad’s lenders, and the consummation of the sale of 10% of Dorad’s outstanding shares to The Phoenix under the first share purchase agreement). The Dorad SPA also required the purchaser to deposit an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million on the date of execution of the Dorad SPA. Pursuant to the Dorad SPA, the consummation of the sale of Dorad’s shares was scheduled to occur between June 30, 2025 and July 15, 2025 (the Long Stop Date determined in the Dorad SPA), subject to conditions to closing as set forth above.

On March 6, 2025, following the execution of the Dorad SPA, Ellomay Luzon Energy received a sale notice, or the Sale Notice, from Zorlu with respect to 15% of Dorad’s outstanding shares, or the Offered Shares. Pursuant to Dorad’s articles of association and shareholders agreement, Dorad’s shareholders, including Ellomay Luzon Energy, were required to respond within 30 days.

On March 20, 2025, a preliminary discussion regarding the sale of Zorlu’s shares to The Phoenix and its affiliates was held during a meeting of Dorad’s board of directors, which, pursuant to Dorad’s articles of association, is authorized to determine whether the purchasers constitute a direct or indirect competitor of Dorad. At that meeting, the Dorad board of directors determined that The Phoenix and its affiliates do not compete with Dorad.

On March 30, 2025, the Ellomay Luzon Energy board of directors approved the exercise of Ellomay Luzon Energy’s right of first refusal in connection with all the Offered Shares. Ellomay Luzon Energy thereafter provided an acceptance notice to Zorlu, accompanied by an autonomous guarantee in the amount of the purchase price provided in the Dorad SPA for all the Offered Shares.

On April 7, 2025, Ellomay Luzon Energy received a notification from Zorlu stating that both Ellomay Luzon Energy and Edelcom, which holds 18.75% of Dorad, submitted acceptance notices with respect to all the Offered Shares. Dorad’s articles of association and shareholders agreement provide that in the event acceptance notices are delivered for a number of shares higher than the number of offered shares, the offered shares will be allocated among the offerees in accordance with their pro rata holdings in Dorad, subject to approval of the transfer of the shares by Dorad’s board of directors. Accordingly, Ellomay Luzon Energy and Edelcom each entered into a share purchase agreement with Zorlu with respect to 7.5% of the issued and outstanding shares of Dorad in a form substantially similar to the Dorad SPA. Ellomay Luzon Energy notified Zorlu that it maintains its right to purchase all the Offered Shares should the sale to Edelcom not be consummated for any reason.

To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which served as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company initially withdrew an amount of NIS 60 million under the Commercial Paper Agreement. Following consummation of the acquisition of 15% of Dorad’s outstanding shares by Ellomay Luzon Energy as set forth below, the guarantee was released and the Company provided a notice of early repayment to the holder of the commercial paper.

On May 27, 2025, Decision No. 71201 was issued by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve Zorlu’s transfer of from 10% to up to 19.9% of Dorad’s outstanding shares to The Phoenix.

In connection with its acquisition of Dorad’s outstanding shares and due to regulatory restrictions imposed on The Phoenix, The Phoenix and Dorad’s lenders reached a preliminary agreement whereby, in lieu of a pledge over the Dorad shares that will be purchased by The Phoenix, Dorad’s lenders will receive from The Phoenix an alternative package of rights. In connection with this arrangement, Dorad was informed by Edelcom that, in Edelcom’s view, the proposed alternative package of rights constitutes a matter that requires the consent of each of Dorad’s shareholders. The proposed arrangement between The Phoenix and Dorad’s lenders was approved by the Dorad board of directors, Dorad’s shareholders and Dorad’s lenders on May 29, 2025, June 4, 2025 and June 26, 2025, respectively.

On June 4, 2025, Dorad received a statement of claim filed against it by a former director and a serving director (both representing Edelcom), seeking declaratory relief for access to Dorad’s documents, a declaration that the Dorad board of directors’ resolutions regarding the sale of shares by Zorlu are null and void, and a declaration that the director representing Edelcom is entitled to independent legal counsel and representation with respect to his rights as a director, particularly in relation to the sale of Zorlu’s shares, retroactively as from April 14, 2025. Dorad notes in its financial statements as of and for the three and six months ended June 30, 2025 that it denies the allegations made in the statement of claim, and its response was expected to be filed by September 21, 2025. Shortly before the deadline for submitting Dorad’s response, the plaintiffs’ counsel contacted Dorad and notified Dorad that he intends to amend the statement of claim and that until such amendment, he proposes to agree to postpone the deadline for filing Dorad’s response. On November 10, 2025, the plaintiffs filed an amended statement of claim considering the change in circumstances detailed above in connection with the sale of Zorlu’s shares. On that same day, the court rejected the motion to amend and dismissed the claim, reserving all parties’ rights.

On June 23, 2025, the Israeli Competition Authority approved the transfer of Dorad’s shares to Ellomay Luzon Energy. On June 25, 2025, Decision No. 71401 was adopted by the Israeli Electricity Authority regarding the “transfer of means of control” in Dorad. It was resolved to approve the transfer by Zorlu of 7.5% of Dorad’s outstanding shares to each of Ellomay Luzon Energy and Edelcom. The aforementioned decision was published on June 29, 2025.

On June 26, 2025, Dorad’s lenders approved in principle the transfer of shares to The Phoenix, the Additional Purchasers and the shareholders who exercised their right of refusal, subject to the fulfillment of certain conditions.

On July 1, 2025, Zorlu approved an extension of the deadline for the completion of the acquisition of shares by Ellomay Luzon Energy and Edelcom until July 22, 2025.

On July 10, 2025, Dorad’s board of directors approved the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix and the transfer of 7.5% of the Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 13, 2025, the transfer of 10% of Dorad’s outstanding shares from Zorlu to The Phoenix was completed. As noted above, as of the completion date of the sale to The Phoenix, both Ellomay Luzon Energy and Edelcom received the approval from the Israeli Electricity Authority to purchase 7.5% of Dorad’s outstanding shares and Ellomay Luzon Energy received the approval of the Israeli Competition Authority for the acquisition of Dorad’s outstanding shares but Edelcom did not receive the approval of the Israeli Competition Authority for its acquisition of Dorad’s outstanding shares.

Dorad notes in its financial statements as of and for the year ended December 31, 2025 that on July 17, 2025, it discovered incidentally, and despite the applicants’ obligation to inform Dorad of the decision, that on July 13, 2025, a director and a former director representing Edelcom submitted an ex parte petition to the Tel Aviv–Jaffa District Court requesting the cancellation of the July 10, 2025 resolution approving the transfer of 10% of Dorad’s outstanding shares to The Phoenix, due to alleged competition concerns. The court dismissed the petition, ex parte, on the same day, without requesting the position of Dorad (which does not accept the claims).

On July 18, 2025, Edelcom notified Dorad that it sold 1.25% of Dorad’s outstanding shares held by it to a private third party (Mr. Tamir Cohen) and that pending receipt of required approvals for the sale (including the approval of Dorad’s board of directors), the voting rights and entitlement to dividends in connection with the shares will be held by a trustee. At the same time, Edelcom notified the Israeli Competition Authority that it withdraws its request for the approval of the Israeli Competition Authority for the transfer of the shares from Zorlu to Edelcom, claiming that such approval was no longer required due to the transaction with Mr. Cohen.

On July 20, 2025, Dorad’s board of directors discussed the matter, however, as no request was made to approve the transfer of shares from Edelcom to Mr. Cohen, Dorad’s board of directors did not resolve on the matter and the Dorad shareholders register was not amended.

On July 20, 2025, the Israeli Electricity Authority adopted Decision No. 71801 (amending Decision No. 71401), approving the transfer of between 7.5% to 15% of Dorad’s outstanding shares from Zorlu of each of Ellomay Luzon Energy and Edelcom.

On July 20, 2025, Edelcom filed an ex parte petition with the Tel Aviv (Economic Division) District Court for a temporary injunctions and orders, requesting that the court prohibit Dorad’s board of directors and shareholders from convening to approve the transfer of 7.5% of Dorad’s outstanding shares from Zorlu to any entity other than to Edelcom, and to prohibit Zorlu from selling those shares to Ellomay Luzon Energy or to The Phoenix. On the same day the court rejected Edelcom’s petition and set deadlines for the parties’ responses (by July 29, 2025), and for the filing of a main proceedings by Edelcom (by July 27, 2025). The Court’s decision further noted that if future actions will be approved by Dorad based on a transfer of shares if it occurs (and this, as stated, without the Court preventing it), whereby the increased power of the respondents as shareholders is used for the purpose of changes in Dorad’s board of directors, or the transfer of the shares to third parties, as Edelcom noted that it fears, and to the extent that the respondents will try to take such actions or other irrevocable action, Edelcom will be notified seven days in advance, in a manner that will allow it time to act and the Court to give appropriate instructions.

On July 21, 2025, the final date for obtaining all required approvals for the completion of Zorlu’s share sale, Dorad’s board of directors and shareholders convened and approved the transfer of an additional 7.5% of Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy. On July 22, 2025, as not all the conditions to closing of the sale of 7.5% of Dorad’s outstanding shares to Edelcom were fulfilled, Edelcom’s agreement with Zorlu was terminated and the transfer of 15% Dorad’s outstanding shares from Zorlu to Ellomay Luzon Energy was consummated. As stated above, following such transfer, the shareholders of Dorad are: EAIS (37.5%), Ellomay Luzon Energy (33.75%), Edelcom (18.75%) and The Phoenix (10%).

On July 27, 2025, Edelcom filed a statement of claim with the Tel Aviv (Economic Division) District Court against Dorad, Dorad’s other shareholders and the trustee appointed in connection with the Zorlu transactions. The claim requested a declaratory relief, including that as of July 21, 2025 (the date on which Dorad’s board of directors and shareholders’ approved the transfer of the additional 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy) the agreement between Zorlu and Edelcom for the sale and purchase of 7.5% of Dorad’s outstanding shares was valid and binding and did not require the approval of any third parties; that the said agreement was breached by Zorlu; that the resolutions of Dorad’s board of directors and shareholders approving the transfer of 7.5% of Dorad’s outstanding shares to Ellomay Luzon Energy are void; that the sale agreement between Zorlu and Ellomay Luzon Energy with respect to the additional 7.5% of Dorad’s outstanding shares is void; and requesting mandatory injunctions ordering Ellomay Luzon Energy to cancel the agreement between it and Zorlu for the sale of 7.5% of Dorad’s outstanding shares, and compelling Zorlu to sell these shares to Edelcom. Additionally, the claim seeks orders requiring Dorad’s board of directors and shareholders to convene and approve the transfer of 7.5% of Dorad’s outstanding shares to Edelcom, to amend Dorad’s shareholder register accordingly, and for any other relief necessary to complete the aforementioned actions.

Pursuant to an arrangement between the parties to the legal proceeding, the respondents were required to respond to Edelcom’s request for temporary injunctions by August 4, 2025. Several hours before the filing deadline, Edelcom informed the respondents and the court that it was unilaterally withdrawing its request for temporary injunctions. Following submission of the respondents’ positions on the matter, on August 11, 2025 the court approved the withdrawal request, imposing legal expenses on Edelcom in the aggregate amount of NIS 200 thousand (of which NIS 40 thousand are due to each of Dorad and Ellomay Luzon Energy).

On November 11, 2025, a preliminary hearing was held before the defendants submitted their statements of defense. On November 18, 2025, Edelcom submitted a notice and request to the court, requesting the dismissal of the claim. On November 19, 2025, the court granted the request and dismissed Edelcom’s claim, stating that in the event Edelcom will commence a similar proceeding in the future, the defendants will be entitled to file a request for expenses in connection with the dismissed claim.

As a result of the sale of Zorlu’s shares, all of Zorlu’s representatives on the Dorad board of directors resigned and one director was appointed by The Phoenix. On August 5, 2025, Ellomay Luzon Energy notified Dorad of the appointment of Mr. Amos Luzon as an additional director on its behalf based on its updated holdings in Dorad.

Pursuant to the terms of the Dorad SPA, approximately NIS 10.3 million of the consideration was deposited in escrow pending a resolution on the obligation to pay VAT on the proceeds received by Dorad under the arbitration award referenced under “Legal Proceedings” below. As determined in the Dorad SPA, because the decision of the Israeli Tax Authority was not provided by September 30, 2025, approximately NIS 6.3 million was released to Ellomay Luzon Energy and the remainder was released to Zorlu, thereby reducing the consideration paid for Dorad’s shares under the Dorad SPA to approximately 418.1 million.

During the year ended December 31, 2025, Ellomay Luzon Energy performed a purchase price allocation in connection with the acquisition of 15% of Dorad’s shares. As the net amount recognized at the acquisition date for the identifiable assets exceeds the cost of the acquired Dorad shares by approximately NIS 112.8 million, such amount was recognized in the profit and loss statements of Ellomay Luzon Energy for the year ended December 31, 2025, as “gain on bargain purchase.” We believe that the reason for the bargain purchase price relates to the circumstances leading to the sale of the shares held by Zorlu, which included a deterioration of the relationship between Israel and Turkey and the political and public pressure in Turkey on Zorlu to divest its holdings in Israeli assets. These circumstances led to a sale of the shares under pressure.

Ellomay Luzon Energy Financing

The consideration for 15% of Dorad’s outstanding shares acquired by Ellomay Luzon Energy was funded by bank financing, or the Loan Agreement, provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the First Loan, (ii) a loan in the amount of NIS 175 million (approximately €45 million at the time), bearing fixed annual interest rate between 5% and 6%, or the Second Loan, and (iii) a loan in the amount of NIS 70 million (approximately €18 million at the time), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate, or the Third Loan.

The First Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First Loan. The Second Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second Loan. The Third Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third Loan. During the year ended December 31, 2025, Ellomay Luzon Energy repaid an amount of NIS 30 million out of the Third Loan and requested an extension until December 31, 2026 for the remainder of the Third Loan. As of December 31, 2025, the outstanding amount on the loans was NIS 40 million (the Third Loan) and approximately NIS 336 million (the First Loan and Second Loan).

In connection with the Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender, or the Pledged Account, in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million, then Ellomay Luzon Energy will make an early repayment of the First Loan and thereafter the Third Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender. The Loan Agreement provides that the First and Third Loans may be prepaid without an early repayment fee and the Second Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

The Loan Agreement includes customary immediate repayment provisions, including in the event of a breach of an undertaking by Ellomay Luzon Energy, a deterioration in Ellomay Luzon Energy’s financial situation and the initiation of legal proceedings in connection with the Dorad shares held by Ellomay Luzon Energy. The Loan Agreement includes additional undertakings by Ellomay Luzon Energy, including not to amend the Ellomay Luzon Energy shareholders’ agreement without the lender’s prior written consent and the execution of an undertaking not to operate outside its current field of operations; not to assume financial obligations and not to provide financing to a third party; not to sell and/or transfer and/or deliver and/or lease and/or rent any Asset and/or any right of its rights, as well as a negative pledge on any Asset (as this term is defined below) and/or part of the its Assets, without the lender’s prior written consent, other than a pledge on its shares of Dorad in favor of the lenders of Dorad. The undertaking defines an “Asset” as any asset and right of Ellomay Luzon Energy, including the shares of Dorad held by it and other rights of any kind, including its unissued share capital and goodwill

Execution of SPA in connection with the Company’s Indirect Holdings in Ellomay Luzon Energy

On February 8, 2026, we received a copy of a letter sent by the Luzon Group to Prof. Yitzhak Soari, requesting Prof. Soari to determine the timetable and other terms for implementing a separation mechanism between the Company and the Luzon Group with respect Ellomay Luzon Energy. The Luzon Group’s letter refers to the Ellomay Luzon Energy’s shareholders’ agreement, which provides that either party may approach an agreed-upon expert to determine a separation mechanism between the parties out of the following two options: (a) a bidding process, or (b) a Buy Me Buy You (BMBY) mechanism.

As both individuals who were named in the Ellomay Luzon Energy shareholders’ agreement as potential arbitrators for purposes of determining the separation process (including Prof. Soari) are not able to perform such role, the parties to the shareholders agreement discussed the separation mechanism since the delivery of the aforementioned letter. Despite such ongoing discussions, on March 12, 2026, the Luzon Group informed the Company that the Luzon Group submitted a petition to the Tel Aviv District Cout requesting the appointment of an arbitrator that will determine the separation process or appoint a third party for such purpose.

On March 15, 2026, Ellomay Energy LP submitted its response to the petition filed with the Israeli District Court by the Luzon Group. In its response, Ellomay Energy LP notes, inter alia, that the Luzon Group did not comply with the requirements under the Israeli Arbitration Law and the Ellomay Luzon Energy shareholders’ agreement, that the parties reached an understanding in principle without the need to appoint an arbitrator or other third party to determine the separation process, and that the fulfillment of such understanding is crucial to prevent damages to Ellomay Luzon Energy and Dorad. On March 18, 2026, Ellomay Energy LP submitted a statement of claim and a request for temporary mandatory injunction against the Luzon Group. Ellomay Energy LP requests the issuance of a temporary mandatory injunction instructing the parties to perform a separation process in connection with their holdings in Ellomay Luzon Energy in accordance with the terms agreed between the parties (subject to board approvals and other internal processes as required in both companies). Ellomay Energy LP claims that the Luzon Group is ignoring the understandings reached between the parties and, at the very least, withdrew from the negotiations in bad faith, after it was the one who initiated the separation process.

The separation process was conducted on March 27, 2026, following the Israeli court’s ruling and the appointment of Judge (ret.) Hila Gerstel to act as the ruler regarding the separation process. The separation process resulted in the Luzon Group committing to acquire the Ellomay Luzon Energy shares indirectly held by the Company at a Dorad valuation of NIS 4.4 billion. As of the date hereof, based on the Company’s indirect holdings in Dorad (through Ellomay Luzon Energy) and the current value of 50% of the other assets and liabilities of Ellomay Luzon Energy, the consideration is approximately NIS 560 million.

Ellomay Clean Energy LP and the Luzon Group entered into a share purchase agreement, or the SPA on March 27, 2026. The consummation of the sale is subject to customary closing conditions, including the approvals of the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required.

The SPA provides that the sale will be consummated within two business days of fulfillment of the conditions to closing, and that the deadline for fulfillment of the conditions to closing is seven and a half months from signing of the SPA. In connection with the separation process, each party deposited a bank guaranty or cash in the amount of NIS 72 million in escrow. In connection with this requirement, the Company received a short-term loan from O.Y. Nofar Energy Ltd., or Nofar, the Company’s principal shareholder, in an amount of NIS 47.5 million at a risk-free interest rate (the interest rate of Israeli governmental bonds with similar repayment terms). The Company’s deposit may be replaced by a bank guarantee, which, if replaced, will be issued by Nofar. These transactions were approved by the Company’s Audit Committee and Board of Directors pursuant to the Israeli Companies Regulations (Relief in Related Party Transactions), 2000, or the Relief Regulations.

The SPA provides that in the event a party materially breaches its undertakings or prevents the fulfillment of a condition to closing, and the breach is not repaired within a 14 day period, the other party will receive the amount deposited in escrow as liquidated damages and will also be entitled to purchase the Ellomay Luzon Energy shares held by the breaching party based on a Dorad valuation of NIS 3.5 billion. In the event the transaction is not consummated within seven and a half months other than due to a breach by any party, Ellomay Clean Energy LP may acquire the Luzon Group’s holdings in Ellomay Luzon Energy based on a Dorad valuation of NIS 4.4 billion.

In preparation for the separation process, we agreed with The Phoenix Insurance Company and The Phoenix Pension and Provident Fund Ltd., both Israeli institutional investors, that they will assist us in financing the acquisition of Ellomay Luzon Energy’s shares in the event the separation process will result in us buying the shares. In consideration for their agreement to provide such financing, we agreed to pay such entities (in a division of 40.72% and 59.28%, respectively) an amount in cash that equals the difference between the five-day average of the closing price of our ordinary shares on the Tel Aviv Stock Exchange and NIS 76 (subject to certain customary adjustments), multiplied by up to an aggregate of 263,158. Each Phoenix entity can choose to request such cash payment, in whole or in part, until April 27, 2027. For the sake of caution, to the extent our indirect controlling shareholder has a personal interest in the transaction, this transaction was approved by our Audit Committee and Board of Directors pursuant to the Relief Regulations.

“Iron Swords” War and the Wars between Israel and Iran

The “Iron Swords” war in Israel began on October 7, 2023, and significantly impacted the security and economic situation in the State of Israel. The continuation of the fighting and attacks on Israel, together with the measures taken by the government following the declaration of a state of war and the mobilization of reserve forces, led to a decline in the scope of business and economic activity throughout the country. These effects were reflected in disruptions to supply and production chains, shortages of manpower, and volatility in the value of financial assets and in foreign currency exchange rates against the shekel. In addition, the downgrade of Israel’s credit rating by international rating agencies, as well as the implications for the state budget, also affected the economy as a whole and the business operations of many companies, and consequently their financial reporting.

On June 13, 2025, the war significantly expanded to an additional front, when the State of Israel initiated a direct confrontation with Iran, or the June 2025 Iran Operation, upon the commencement of which the State of Israel declared a special state of emergency on the home front and closed its airspace. This confrontation further deepened the impact of the war on the activities of many companies in the economy. As a result of the June 2025 Iran Operation, Dorad’s revenues in June 2025 decreased by approximately 22% compared to June 2024. The June 2025 Iran Operation ended on June 24, 2025, with a ceasefire agreement, and the economy returned to full activity. In addition, in October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

On February 28, 2026, an additional operation against Iran was started by the USA and Israel. This operation impacted the Israeli economy due to a state of emergency impacting education, tourism, consumption and places of work. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a 10-day ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel. At this stage, Dorad does not identify a significant impact on its financial results but continues to regularly monitor the developments and is examining their potential effect on its operations and the value of its assets.

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

The funding is linked to the Israeli consumer price index and bears interest at a rate that is subject to updates every three years based on Dorad’s credit rating. As of December 31, 2025, the effective interest rate was approximately 5.1%. Dorad received an “investment grade” rating (AA-), on a local scale, from S&P Ma’alot. On May 21, 2025, Dorad received a debt rating of Aa3.il with a stable outlook from Midroog Ltd. (an affiliate of Moody’s). The rating did not have an impact on the interest rate of Dorad’s credit.

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

The Dorad Credit Facility requires Dorad to comply with the following financial standards: (i) a debt coverage ratio of 1.10:1 over two consecutive calculation periods, and a debt coverage ratio of 1.05:1 over the entire calculation period, and (ii) a minimal loan life coverage ratio of 1.10:1. Dorad is required to examine compliance with these standards as of May 27 and November 27 of each year. Dorad is in compliance with these financial standards as of December 31, 2025 (based on the compliance examination conducted as of November 27, 2025).

As noted above, Dorad’s senior loan facility is linked to the Israeli CPI. As the production tariff is partially linked to the Israeli CPI, the exposure is minimized. However, as the production tariff is published in delay with respect to the actual changes in the CPI, Dorad executed derivative transactions on the Israeli CPI. In connection with the Dorad Credit Facility, Dorad’s shareholders (including Ellomay Luzon Energy) undertook to provide guarantees to the IEC and to various suppliers and service provides of Dorad and also undertook to indemnify Dorad and the consortium in connection with certain expenses, including certain environmental hazards. During 2024 and 2025, the Israeli CPI increased by approximately 3.2% and 2.4%, respectively, which increased Dorad’s financing expenses in an aggregate amount of approximately NIS 80 million and NIS 59 million, respectively.

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

As of December 31, 2025, the outstanding balance of the Dorad Credit Facility was approximately NIS 1.8 billion. As of December 31, 2025, no additional withdrawals are permitted under the Dorad Credit Facility.

In connection with the Dorad Credit Facility, Dorad executed an accounts agreement that regulates the opening of the project accounts and the distribution of cash flows between the accounts. In addition, the agreement provides conditions and procedures for making deposits and withdrawals from each account, determines the total minimum balances in each of the reserve funds, regulates the order of priorities for payments between the accounts and other conditions in connection with the management of the accounts, including regarding transfers between accounts. The reserve funds include a fund for debt service, a fund for heavy maintenance, a fund for distribution and a fund for regulatory fines. As of December 31, 2025, the remaining deposits in respect of the aforementioned reserve funds are in the aggregate amount of approximately NIS 495.2 million.

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

As of December 31, 2025, we (through Ellomay Luzon Energy) provided guarantees to the Israeli Electricity Authority, to the System Manager, to the Israeli Electricity Authority and to Israel Natural Gas Lines Ltd. in the aggregate amount of approximately NIS 31.2 million (the amount was increased following Ellomay Luzon Energy’s acquisition of an additional 15% of in Dorad). The guarantees were provided pursuant to a Guarantee Provision Agreement between Ellomay Luzon Energy and an Israeli bank, which includes customary provisions and also undertakings of the Company to comply with certain financial standards and an agreement of the shareholders of Ellomay Luzon Energy that upon the occurrence of certain events, including non-compliance with the financial standards, an event of default under the Dorad Credit Facility, a breach by the Luzon Group, the Company, Ellomay Energy, Ellomay Energy LP or Ellomay Luzon Energy of undertakings to the bank and a change of control of the Luzon Group, the Company, Ellomay Energy and/or Ellomay Energy LP, the shareholders’ loans provided to Ellomay Luzon Energy will be subordinated to amounts due from Ellomay Luzon Energy to the bank under this agreement and Ellomay Luzon Energy will not be permitted to distribute any dividends or make any payments to its shareholders. Ellomay Luzon Energy is in compliance with the financial covenants included in the Guarantee Provision Agreement. On April 16, 2026, Dorad replaced the guarantees provided by its shareholders with guarantees issued on its behalf.

Dorad Bridge Financing

On February 26, 2026, Dorad entered into a financing agreement with a banking corporation, or the Bank, pursuant to which a bridge financing facility in the amount of approximately NIS 2.1 billion was made available to Dorad, bearing interest at a rate ranging between Prime and Prime plus 1%, for a period of one year from the date it was made available, with an option to extend, subject to the parties’ consent, for an additional one-year period. Concurrently, Dorad is acting to advance an agreement with the Bank for the provision of long-term financing, under which the term of the bridge financing facility would be extended beyond two years. Until it is repaid in full, the repayment dates of the bridge financing facility are the same as the repayment dates of the Dorad Credit Facility.

This financing enabled Dorad to repay the full outstanding balance of the Dorad Credit Facility, such that the Bank is currently Dorad’s sole lender, until the financial closing of Dorad 2.

To secure Dorad’s obligations to the Bank, the same collateral securing the Dorad Credit Facility and the same financial covenants, as described above, remain in effect.

Dorad O&M Agreement

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

Dividends

In August 2023, Dorad’s board of directors approved the distribution of a dividend in the amount of NIS 70 million and such dividend was distributed during August and September 2023. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 13 million and repaid an amount of NIS 6.5 million to us. On December 28, 2023, Dorad’s board of directors approved the distribution of an additional dividend in the amount of NIS 70 million and such dividend was distributed during December 2023 and January 2024. In connection with such dividend distribution, Ellomay Luzon Energy received approximately NIS 13 million and repaid approximately NIS 5 million to us, thereby repaying the shareholders’ loans in full. In addition, in December 2023 Ellomay Luzon Energy declared and paid its shareholders a dividend in the amount of NIS 3 million, of which we received NIS 1.5 million. On September 2, 2024, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 50 million and such dividend was distributed during September 2024. In connection with such dividend distribution, Ellomay Luzon Energy received approximately NIS 9.4 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders approximately NIS 7.6 million (our indirect share is approximately NIS 3.8 million). On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders approximately NIS 14 million (our indirect share is approximately NIS 7 million).

In December 2024, the Ellomay Luzon Energy board of directors approved a dividend distribution approximately NIS 8.5 million (our indirect share is approximately NIS 4.25 million) following receipt of a refund of legal expenses in connection with the arbitration procedure described below.

On December 2, 2025, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 200 million and such dividend was distributed on December 4, 2025. In connection with such dividend distribution, Ellomay Luzon Energy received approximately NIS 67.5 million.

Legal Proceedings

We and Ellomay Luzon Energy, and several of the other shareholders of Dorad and their representatives and Dorad, were involved in various litigations as follows:

In connection with three proceedings between Dorad’s shareholders and Dorad commencing 2015, on June 28, 2023, an arbitration award was issued as follows:

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

Following an appeal process, on November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling, or the Ruling on the Appeal. In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

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

The net impact of the amounts on Dorad’s profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). Dorad estimated, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to Israeli VAT (currently 18%) being accepted is greater than the likelihood of it being rejected. Accordingly, Dorad has not recorded a VAT provision for these payments in its financial statements. On November 13, 2025, Dorad received an approval from the Israeli Tax Authority confirming that the amounts received under the arbitration award are not subject to Israeli VAT.

In addition, Ellomay Luzon Energy received an amount of NIS 10 million as reimbursement of legal expenses based on the arbitrator’s ruling.

For more information see Note 6 to our annual financial statements included elsewhere in this Report.

Motion to Approve Class Action Against Dorad and Pazgaz Ltd.

On January 18, 2026, a motion to approve a class action was filed with the Tel Aviv District Court against Dorad and against Pazgas Ltd. The applicant alleges that the respondents charged their customers an operational fee in the amount of NIS 2.93 without consent and without providing an actual service, and further unilaterally reduced the discount rate from 7% to 6% without the customers’ consent. The proposed class is comprised of approximately 55,000 customers, and the claim amount is estimated at approximately NIS 5.2 million. As of the date of approval of Dorad’s financial statements, given the preliminary stage of the proceeding, Dorad is unable to assess the likelihood that the motion for approval or the claim itself will be accepted. Dorad is required to file its response to the motion for certification by within 60 days of the decision in a motion to strike another claim submitted against Pazgaz, which has not been granted yet.

For information concerning a third-party notice submitted to Dorad by the IEC in connection with a class action filed against the IEC, see “Consumption Plans and Deviations” below.

Potential Expansion of the Dorad Power Plant

Dorad is advancing the construction of an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On July 13, 2020, Dorad submitted to the National Infrastructure Committee, or NIC, plans for public objections, on January 11, 2021, the NIC decided to postpone the final decision and on December 27, 2021, the NIC decided to raise the construction of another power plant to a government decision. The NIC’s decision includes conditions to the issuance of the building permit.

On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Dorad by approximately 650-720 MW.

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

On September 10, 2024, Edelcom submitted a claim against Dorad and the other shareholders of Dorad to the Israeli District Court in Tel Aviv requesting the court to provide the following declaratory judgements: (1) to declare that based on Dorad’s articles of organization the general meeting of the shareholders of Dorad is the authorized body for approving any resolution relating to the change in the field of operations of Dorad, including any planning or construction of a new power plant or the expansion of the capacity of the existing power plant and any budget and preliminary feasibility tests, including the “Dorad 2” project, (2) to declare that based on the articles of organization of Dorad the board of directors of Dorad is the authorized body for advancing and managing the construction of a new power plant or the expansion of the existing power plant, including the “Dorad 2” project, following the approval by Dorad’s shareholders of a resolution to promote the project or perform preliminary feasibility testing, and of a related budget, (3) to declare that any resolution of the shareholders or the board of directors of Dorad in the aforementioned subjects will be approved only if all of the shareholders or all of the directors, as the case may be, voted in favor of the resolution, and (4) to declare that any resolution in connection with the “Dorad 2” project adopted since 2018 and until a ruling is given in connection with the claim, which was not adopted by the authorized bodies of Dorad as set forth in the claim, is null and void. In addition, Edelcom requests that the court issue a permanent injunction instructing Dorad and its other shareholders (the defendants), including anyone on their behalf, not to do any action that relates to a change in Dorad’s field of operation, including planning and construction of a new power plant or the expansion of the existing power plant, including in connection with “Dorad 2” and approving budgets for these actions and/or performing any tests in connection therewith, unless these actions were unanimously approved by the shareholders of Dorad and that the court permit the plaintiff to bifurcate its requests as financial claims may arise in the future. On December 17, 2024, Dorad filed a request to dismiss the claim in limine and to extend the deadline for filing a defense, in light of the fact that this is a theoretical remedy as Dorad’s management has not yet made a recommendation regarding the project and in any case it has not yet been submitted to Dorad’s organs for approval, due to delay and abuse of legal proceedings. On the same day, the court transferred the requests to the parties’ response. On December 15, 2024, the court granted Dorad’s request for an extension of the deadline for filing a defense on its behalf, pending a decision on Dorad’s request to dismiss in limine. On January 27, 2025, Edelcom filed its response to Dorad’s request to dismiss in limine and on February 13, 2025, the court rejected the request.

On April 7, 2025, Dorad, EAIS and Ellomay Luzon Energy submitted their responses. The court instructed the parties to finalize the preliminary proceedings by May 15, 2025. On June 29, 2025, the parties submitted an updated request for court approval of a procedural arrangement regarding the completion of the preliminary proceedings, whereby: the parties shall respond to the document disclosure requests and provide access to all documents listed in their disclosure affidavits by July 30, 2025; and any motions relating to document disclosure, if necessary, shall be submitted by September 1, 2025. On June 30, 2025, the court approved the updated procedural arrangement. On July 28, 2025, the parties submitted a joint motion for extension of the dates to finalize the preliminary proceedings and the court granted the motion as requested and dates were set for the finalization of the preliminary proceedings.

On September 14, 2025, Dorad’s board of directors approved the planning and execution of the “Dorad 2 Project.” The Dorad board of directors also approved additional resolutions in connection with the Dorad 2 Project including a budget until the project achieves financial closing and authorizing Dorad’s management to negotiate an agreement to maintain a production slot with a turbine manufacturer (an agreement that will be subject to an additional approval by Dorad’s board of directors). The aforementioned resolution was preceded by the adoption by Dorad’s shareholders of an amendment to Dorad’s articles of association providing that the project will require the approval of Dorad’s board of directors with a majority of 70% of the participating directors.

On October 5, 2025, following the postponement of the deadline for completing the preliminary proceedings, Edelcom notified Dorad that it intends to file a motion to amend its statement of claim and requested Dorad’s consent to a procedural amendment whereby the dates set for submission of affidavits of discovery will be postponed until after the decision on the motion to amend. Dorad provided its consent while reserving all of its rights and claims, including the right to object to the motion to amend and to request expenses, including in connection with work already performed (almost in its entirety) in connection with the preliminary proceedings. Edelcom’s motion to amend was provided to Dorad for its response by November 16, 2025 and the parties agreed to an extension until November 30, 2025. The parties agreed, and the court approved, that the preliminary proceedings will be completed after the ruling will be provided in connection with the motion to amend. On December 22, 2025, following the hearing held before the court on November 11, 2025, and further to Edelcom’s notice in the matter, the court ordered the dismissal of the claim without an order as to expenses (while reserving the parties’ arguments in this regard should a similar proceeding be initiated in the future).

Accordingly, as of the date hereof, there are no pending claims or proceedings in connection with the “Doral 2” project.

For an update concerning the decision issued by the Israeli Electricity Authority updating its prior decision regarding “Regulation for Conventional Production Units” see “Tariffs and Payments” below.

On June 24, 2025, Dorad filed an administrative petition pursuant to Section 5(1) and Item 2 of the First Schedule to the Administrative Courts Law, 2000, and pursuant to Section 17(a) of the Freedom of Information Law, 1998, requesting that the court exercise its authority under Section 17 of the Freedom of Information Law and instruct the Israeli Electricity Authority to disclose to Dorad the Israeli Electricity Authority’s Decision No. 69505, made at Meeting No. 695 held on September 2, 2024, regarding the tender for the construction of a power plant at the Sorek site, in full and without redactions. On September 17, 2025, the Israeli Electricity Authority, together with the Public Liaison for Freedom of Information submitted a preliminary response to the petition, opposing Dorad’s petition. On November 18, 2025, the respondents notified the court that the preliminary response should be considered as a statement of defense to the petition. On January 6, 2026, a hearing was held at the Jerusalem District Court, at the conclusion of which a judgment was issued by consent of the parties and without an order as to expenses, pursuant to which the redacted details in Decision 69505 will be disclosed to Dorad (except for one specific item).

On August 18, 20 and 25, 2025, a discussion was held at the Dorad board of directors regarding the Dorad 2 project. On August 25, 2025, at the conclusion of Dorad’s board of directors’ meeting, a vote was held to approve the Dorad 2 project in principle in order to advance the project to the financial closing stage. As the director appointed by Edelcom objected to this resolution, it was not unanimously approved at the aforementioned meeting. Dorad is examining the implications of the vote of the director appointed by Edelcom. Subsequently, on August 25, 2025, the director appointed by Ellomay Luzon Energy requested to convene a meeting of Dorad’s shareholders to amend Dorad’s articles of association so that the Dorad 2 project would be subject to approval by the Dorad board of directors by a 70% majority. The meeting of Dorad shareholders was convened for September 8, 2025 and the amendment was approved.

On March 29, 2026, Dorad’s board of directors approved an agreement to secure a production slot with a heavy equipment supplier for the purchase of a new turbine as well as the related auxiliary equipment. In connection with this agreement, an amount that constitutes approximately 5% of the total cost of the Dorad 2 project, currently estimated at NIS 4–4.6 billion, and approximately 20% of the cost of the equipment to be procured from the heavy equipment supplier, will be deposited with the supplier and will be treated as a Reservation Deposit. Under the agreement, the supplier will undertake to supply the aforementioned equipment in accordance with the timelines and terms set forth therein, including scope of warranty, guarantees and the terms for their forfeiture, performance provisions, and more. At this stage, the Reservation Consideration for the main equipment will be paid from Dorad’s own sources. If the final required agreements for the purchase of the said equipment are executed by September 2026 or by the financial close date, whichever is earlier, the Reservation Deposit will constitute an advance payment toward the full payment for the main equipment and the related auxiliary equipment. If the required agreements are not executed within the aforesaid timeframe, the Reservation Deposit will be forfeited. This agreement is expected to be signed in the near future.

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology, will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500-1,570 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The execution of the expansion is subject to various conditions, including, among others, receipt of permits, obtaining financing, receipt of licenses from the Israeli Electricity Authority, regulatory changes and market terms and condition, all of which are not within the control of Dorad or the Company.

Competition

Dorad competes with the IEC, private electricity manufacturers and other sellers of electricity with respect to sales to potential customers directly. In connection with Dorad 2, Dorad competes for regulatory benefits with other developers constructing power plants, including Dalia and Kesem. For more information see “Tariffs and Payments” below.

As long as the regulation remains unchanged, as the IEC controls the transmission and the majority of the distribution lines and the connection of the private power plants to the Israeli national grid, Dorad and the other private manufacturers are dependent on the IEC for their operations and may also be subject to unilateral actions on the part of IEC’s employees.

As of December 31, 2025, there are several private power plants operating in Israel for the production and supply of electricity through different technologies, including natural gas, diesel, pumped energy, co-generation and renewable energy. To the best of our knowledge and according to public information, the major private manufacturers in Israel include the OPC Rotem Ltd. power plant (440 MW), the Dalia Energy Power Ltd. power plant (900 MW), the IPM power plant (450 MW) and the Nesharim power plant (120 MW) Based on the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, as of the end of 2024, the private power producers owned a market share in the production segment of approximately 53% of the installed electricity capacity in Israel and in 2024 the private sector produced approximately 59% of the electricity.

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

On May 4, 2025, Dorad entered into an updated agreement with a major customer for the supply of electricity at a reduced tariff, which amends and replaces the agreement previously signed between Dorad and such customer on April 28, 2010, as amended from time to time. Pursuant to the updated agreement, Dorad undertakes to sell the customer all the electricity it requires. The term of the updated agreement is retroactively effective from December 1, 2024, and will expire on May 31, 2029.

Seasonality

The demand for electricity by Dorad’s customers is seasonal and is affected by, among other factors, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption per hour is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ Tariff (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, the Taoz Tariff is higher in the summer season than in the intermediate and winter seasons.

Changes in the climate have an effect on electricity consumption of Dorad’s customers, which is increased and/or more prolonged during periods of heat or cold that are more extreme than in previous years (in the summer and winter seasons) and could have a material impact on Dorad and its financial results.

Sources and Availability of Raw Materials for the Operations of the Dorad Power Plant

As described above, the Dorad Power Plant is a dual-fuel plant. However, the cost of running on diesel oil is expensive and the use of diesel oil increases the level of emissions into the air (compared to gas-based operation). In accordance with applicable regulatory requirements, Dorad maintains a stock of diesel oil intended for use as backup for operating the plant for 100 hours at full load, in the event of inability to operate the plant with gas. In accordance with the standards published by the Israeli Electricity Authority, the tariff approval granted to Dorad, the agreement between Dorad and the IEC and the existing agreements between Dorad and its customers, in the event of a gas shortage (either due to a lack of supply or the ability to transport the gas, as described above) Dorad will purchase the energy it requires in order to meet its obligations towards its customers from the IEC and will sell it to its customers at the retail price (that is, without the discount included in these agreements). During 2024 Dorad did not have a significant diesel oil use. During 2025, due to the war between Iran and Israel and the temporary shortage in natural gas, Dorad use of diesel oil was more significant.

Pursuant to the Israeli Electricity Sector Report, published by the Israeli Electricity Authority in September 2025, natural gas is currently being used for the production of approximately 72% of the electricity produced in Israel.

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

On May 4, 2025, Dorad entered into an agreement with the partners in the Tamar license to extend the Additional Tamar Agreement, which was originally set to expire in April 2025, until June 2025. In addition, it was agreed to increase the quantity of gas Dorad will purchase in 2026. On May 18, 2025, following the fulfilment of relevant conditions, Dorad received the second half of the payment due to it under the Additional Tamar Agreement. The payment was recognized in Dorad’s statement of profit or loss for the year ended December 31, 2025 as a reduction in energy costs.

In 2025, Dorad did not consume the minimum annual quantity it had committed to under the agreement with Tamar. As a result, Dorad recognized an additional long-term liability of NIS 66.8 million in its statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity Dorad is obligated to purchase under the agreement and the actual quantity consumed during the year, or the Tamar Excess Gas Quantity. As of December 31, 2025, Dorad estimates that it will fully consume the Tamar Excess Gas Quantity over the next three years. Accordingly, Dorad recognized an asset of approximately NIS 66.8 million under “Long-Term Prepaid Expenses” in its statement of financial position. This estimation constitutes forward looking information as defined in the Securities Law, 1968. The aggregate amount recognized as of December 31, 2025 in connection with the Tamar Excess Gas Quantity as long-term prepaid expenses in connection with the Tamar Agreement is approximately NIS 72.1 million.

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

In 2024, Dorad did not consume the minimum annual quantity it had committed to under the agreement with Energean. As a result, Dorad recognized a liability of NIS 4.5 million under “Other payables” and a long-term liability of NIS 51.7 million under “Other Long-Term Liabilities” in its statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity Dorad is obligated to purchase under the agreement and the actual quantity consumed during the year, or the Energean Excess Gas Quantity. As of December 31, 2024, Dorad estimated that it will fully consume the Energean Excess Gas Quantity over the next three years. Accordingly, Dorad recognized an asset of NIS 4.5 million as “other receivables” and an asset of approximately NIS 51.7 million under “Long-Term Prepaid Expenses” in its statement of financial position in connection with the Energean Excess Gas Quantity for the year ended December 31, 2024. This estimation constitutes forward looking information as defined in the Securities Law, 1968. As of December 31, 2025, the amounts recognized in connection with the agreement with Excess Gas Quantity are: (i) approximately NIS 9.5 million and approximately NIS 200 thousand, presented under “Trade payables and other payables” and “Other long-term liabilities,” respectively and (ii) approximately NIS 30.1 million and approximately NIS 600 thousand, presented under “Trade receivables and other receivables” and “Long-term prepaid expenses,” respectively.

On March 12, 2025, Dorad entered into an amendment to the agreement with Energean pursuant to which the request for payment for the minimal natural gas quantities that Dorad undertook to purchase but did not consume during 2024 will be reduced and the daily quantity that Dorad will be required to consume during the summer months of 2026 was reduced. In April 2025 Dorad paid the sums due to Energean pursuant to the amendment.

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

Tamar carried out a project to add compressors aimed at increasing the amount of gas passing through the transmission pipeline. The agreements between Israel Natural Gas Lines Ltd. and its customers (including Dorad), include, among other things, the maximum capacity that the customer may purchase. As of December 31, 2025, the maximum capacity established in the agreement between Israel Natural Gas Lines Ltd. and Dorad is sufficient for the full production capacity of the Dorad Power Plant. In extreme conditions, there may be a shortage in the supply of natural gas. However, Dorad estimates that even if such a shortage occurs, for example due to extreme weather conditions, it is expected to last only a few hours. In Dorad’s estimation, no material financial impact is expected on Dorad if such a shortage arises.

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

As of December 31, 2025, Dorad is in compliance with the terms of the licenses granted to it.

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

On December 11, 2025, the Israeli Electricity Authority published a decision regarding an update to the electricity tariff structure for consumers of the IEC, effective as of January 1, 2026. The update includes, inter alia, a revision of the generation component structure into a variable and a fixed component on a median basis. Pursuant to the decision, the average generation component decreased by approximately 1.7% compared to the average generation tariff published by the Israeli Electricity Authority in December 2024, which was valid through and including December 2025.

On March 26, 2025, the Israeli Electricity Authority published a decision updating its prior decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units,” which regulates the manner of construction and operation of conventional technology energy production facilities with a capacity higher than 630 MW and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The updated decision provides with regard to the availability tariff per KWh that it will be updated to NIS 0.0331 for manufacturers that will receive a tariff approval by June 30, 2026, NIS 0.0318 for manufacturers that will receive a tariff approval between July 1, 2026 and December 31, 2026 and NIS 0.0305 for manufacturers that will receive a tariff approval between January 1, 2027 and June 30, 2027. Furthermore, regarding the tariff approvals, the prior resolution was amended so that these will be granted to a maximum of four production units (instead of two), and a manufacturer that will reach commercial operation prior to December 31, 2029 will be entitled to an addition of 0.75% per month based on the number of months in which commercial operation preceded such date (this increase does not apply to the premium component of the tariff). In addition, the first manufacturer that will reach financial closing and receive a tariff approval within the dates set forth in the decision and will construct the facility north to Gush Dan based on the map included in the decision (an area that does not include Dorad’s geographic location) will be entitled to an addition of NIS 0.005 to the availability tariff applicable to it under the decision. The updated resolution will apply to the first four production facilities that will reach financial closing and receive tariff approval by no later than June 30, 2027.

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

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a request to approve a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers at an amount of NIS 330 million as estimated in the request. The IEC did not include in its third-party notice the amount it attributes to Dorad. The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the System Manager, based on the standards set by the Israeli Electricity Authority. Dorad and other third parties submitted their responses (and objections) to the class action and the claimant notified the court that he does not object to the third-party notices. On April 10, 2023, the District Court decided to reject the request submitted by the IEC to send the third-party notice to Dorad. On June 11, 2023, the IEC submitted an appeal to the Supreme Court on the District Court’s decision. On February 14, 2024, the applicant submitted his response to the appeal and on March 28, 2024, Dorad submitted its answer to the appeal (following an extension approved by the court). On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. On March 26, 2025, the IEC submitted an update to the District Court notifying of the Supreme Court’s decision to schedule a hearing on the appeal on December 1, 2025. On March 27, 2025, the District Court instructed to file an update with the District Court after a decision is made on the appeal or by the end of the year, whichever comes first. On December 6, 2025, the hearing on the appeal, which had been scheduled for February 16, 2026, was postponed by the court. On December 11, 2025, a new hearing date for the appeal was set for June 9, 2026. If the appeal is accepted in full, the hearing on the motion to certify the claim as a class action will take place with Dorad participating therein as a third party. Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

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

In parallel, as part of the gradual opening of the supply segment to competition, the Israeli Electricity Authority adopted regulation enabling the entry of “virtual suppliers” into the market, i.e., companies that do not own generation assets and purchase electricity from the System Manager and/or directly from producers, and sell it to end consumers. In September 2022, the “Market Regulation” enabled generation facilities connected to the distribution grid to sell electricity directly to virtual suppliers instead of to the System Manager. In July 2021, Dorad received the supply license of a virtual supplier to suppliers who do not hold means of production, and for that purpose it provided a guarantee in the amount of NIS 2 million in favor of the Israeli Electricity Authority and a guarantee in the amount of NIS 8 million in favor of the System Manager for availability certificates. The guarantee to the System Manager was reduced to NIS 4.8 million in February 2026. On January 7, 2026, the Israeli Electricity Authority published Decision No. 73205 regarding the results of Competitive Process No. 1 for determining the tariff for the purchase of availability certificates from the System Manager. As part of the procedure, a total capacity of 520 MW was allocated to ten different suppliers. The tariff determined is NIS 0.0932 per kilowatt-hour. Dorad was awarded an allocation of 60 MW in this competitive process. In connection with the award, Dorad provided the System Manager with guarantees in the amount of NIS 31 million. Dorad commenced operating as a virtual supplier in March 2026.

In May 2025, the Israeli Electricity Authority established the “Bilateral Market Regulation” for renewable generation and storage facilities connected to the transmission grid. This regulation, which is expected to come into effect in early 2026, introduces a mechanism of “Capacity Credits,” allowing eligible facilities to sell their generation capacity directly to suppliers, and is intended to increase the supply of electricity available to virtual suppliers and thereby enhance competition.

The Israeli Electricity Authority has also established a protection mechanism and payment cap for storage facilities operating under the Bilateral Market Regulation.

Waste-to-Energy (“Biogas”) Plants

Plant Title	Installed/ production Capacity	Location	Connection to Grid	Revenue in the year ended December 31, 2024 (in thousands)	Revenue in the year ended December 31, 2025 (in thousands)
“Groen Gas Goor”	3 million Nm3 per year	Goor, the Netherlands	November 2017	€2,955	€3,073
“Groen Gas Oude-Tonge”	3.8 million Nm3 per year,	Oude-Tonge, the Netherlands	June 2018	€4,305	€3,576
“Groen Gas Gelderland”	7.5 million Nm3 per year[1]	Gelderland, the Netherlands	April 2017	€7,834	€8,370

1.	This plant’s permit provides for a subsidy in connection with production of approximately 7.5 million Nm3 per year, however the actual production capacity of the plant is approximately 9.5 million Nm3 per year.

The Goor Plant

General

We indirectly wholly-own Groen Gas Goor B.V., or Groen Goor, a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 3 million Nm3 per year, in Goor, the Netherlands, or the Goor Plant and the land on which the Goor Plant is located.

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

The Oude Tonge Plant

We indirectly wholly-own Groen Gas Oude–Tonge B.V., or Oude Tonge, which owns an anaerobic digestion plant, with a green gas production capacity of approximately 3.8 million Nm3 per year, in Oude Tonge, the Netherlands, or the Oude-Tonge Plant. The Oude Tonge Plant commenced operations in June 2018. The overall cost of the Oude Tonge Plant was approximately €10 million, including bank financing. We provided approximately €6.4 million in shareholder’s loans and capital reserves to Oude Tonge.

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

Assessment of recoverable amount

During 2025, we assessed the recoverable amount of the Groen Goor Biogas plant in the Netherlands in light of operating losses suffered by this project in recent years and lower results than forecasted for 2025. For more information see “Item 5: Operating and Financial Review and Prospects.”

Licenses to Increase Production

We are in the process of obtaining licenses to increase production in our Biogas Plants from approximately 16 million cubic meters of gas per year to approximately 24 million cubic meters of gas per year in the existing facilities. The license to increase production capacity at the GGOT facility was received and licenses to increase production at the two additional facilities are in advanced stages.

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

In July 2019, the national Climate Act (“Klimaatwet”) was adopted. The Climate Act contains several national climate goals. As a result of the European Climate Law, the CO2 emission reduction targets in the Climate Act were amended in July 2023 to 55% by 2030 and climate-neutral by 2050, aiming for negative emissions after 2050. In addition, pursuant to the Coalition Agreement (“Coalitieakkoord”) of December 2021, the Dutch government is aiming for a CO2 reduction of 60% (at least 55%) by 2030, 70% by 2035 and 80% by 2040, compared to 1990 levels. In March 2025, the Dutch government has presented the Climate Plan 2025-2035 to the Dutch House of Representatives and the Senate. This plan has not yet been enacted as binding law. The 90% reduction by 2040 goal expected to be set by the European Parliament as mentioned above is also incorporated in the Coalition Agreement (“Coalitieakkoord”) of January 2026. This 90% target will directly replace the 80% target for 2040 and the other intermediate goals as well, since these are not strict enough to reach the 90% target for 2040.

In a recent decision in a Dutch climate case about the Caribbean island of Bonaire (which applies to all of The Netherlands), the District Court of The Hague has ruled that aiming for these reductions is insufficient and that the Netherlands must set binding and stricter emission reduction targets for 2050 within eighteen months – including interim targets for the entire period – to comply with UN emission reduction standards. The target of 55% CO2 reduction by 2030 will be considered unlawful (unless this decision is overturned), but will be outdated with the EU’s upcoming 90% target regardless. The stricter emission reduction targets will have to align with the new 90% target.

b.	National Energy and Climate Plan (NECP)

The Climate Act does not contain any direct obligations for citizens and businesses; it provides the national government with a framework to establish further legislation in order to reach the national climate goals and renewable energy goals. In this regard the Climate Act requires the Dutch government to draft a so-called National Energy and Climate Plan (NECP). The Climate Plan covers a period of ten years, is adjusted every five years based on actual insights and contains the most important decisions and measures in the field of climate policy and energy saving management for the next five years. The first NECP (“Integraal Nationaal Energie en Klimaatplan 2021-2030”) was presented on November 1, 2019 and mainly refers to the headlines and various goals set – in broad outline – in the aforementioned Climate Act. It also provides an overview of the current and upcoming Dutch legislation in the field of climate policy. In June 2022, the Dutch government presented the draft NECP (“Ontwerp Beleidsprogramma Klimaat en Energie”). This program complements the Climate Plan and elaborates on the climate policy from the Coalition Agreement of December 2021. In December 2023, in connection with the RED III Decree, the European Commission issued recommendations under the European Climate Law to the Netherlands on their submitted draft NECP. The recommendations reflected that, based on projections, the contribution of the Netherlands to (amongst other) renewable energy, energy efficiency and reduction of greenhouse gas emissions is significantly below the EU target. The final NECP contains some editorial changes compared to the draft NECP, however the content remained unchanged.

c.	Climate and Energy Outlook

Another mechanism introduced in the Climate Act is the Climate and Energy Outlook (“Klimaat en Energieverkenning”), which is regarded as one of the accountability instruments of Dutch climate and energy policy. Based on the Climate and Energy Outlook published in 2023, Dutch greenhouse gas emissions are expected to decrease by 46%-57% in 2030 compared to 1990. The Climate and Energy Outlook mentions that the main reason for the delay in reaching the 55% reduction target is the need for more rapid implementation of existing plans and formulation of additional policies. Until 2023, the Dutch government’s goal was to have at least 16% renewable energy and an almost fully sustainable energy supply in 2050. The first goal was achieved as in 2023 17% of the energy use in the Netherlands was based on renewable sources. However, according to European law, by the year 2030 the production rate of energy from renewable sources for the Netherlands must be 39%. The now projected 29%-36% is significantly below this target due to less offshore wind, fewer solar facilities and fewer heat pumps. This is one of the reasons it is currently extremely unlikely that the Netherlands will reach the legal climate goal of a 55% reduction in greenhouse gas emissions (GHG) by 2030. In addition, parts of the abovementioned NECP are not yet sufficiently detailed. REPowerEU, a 2022 strategy adopted by the European Commission in response to the energy crisis as a result of Russia’s invasion of Ukraine, is meant to achieve the EU’s full energy independence from Russia by accelerating the rollout of renewable energy and improving energy savings and energy efficiency. The Climate and Energy Outlook is accompanied with a Climate and Energy Memorandum (“KlimaatnotaKlimaat en Energienota”). The 2025 Climate and Energy Memorandum contains, amongst others, an updated climate and energy legislative and policy program regarding emission reduction, energy infrastructure, energy efficiency, the implementation of EU legislation, etc.

d.	National Circular Economy Program

In order to have a fully sustainable energy supply or circular economy in 2050, the Dutch government established the National Circular Economy Program 2023-2030 (“Nationaal Programma Circulaire Economie 2023-2030”) in February 2023. In 2023, the intermediate target for 2030 was 50% less use of raw materials compared to 2016 levels. The National Circular Economy Program 2023-2030 was renewed in 2025, in which new more specific targets have been formulated for 2035 that replace the intermediate target for 2030. The share of sustainable biotic and secondary raw materials in our raw material use needs to be at least approximately 50% in 2030 and 55% in 2035. The National Circular Economy Program 2023-2030 introduces four general measures: reducing raw material usage, substituting raw materials (by, for example bio-based materials), extending product lifetime and high-grade processing, which focuses on recycling (raw) materials. For the most impactful product groups, within the five supply chains with the most harmful environmental impact, concrete targets have been formulated, and specific policy has been developed. This is, for instance, the case for companies producing/manufacturing wind farms, solar systems and climate control systems. The other categories are consumer goods, plastics, construction and biomass & foodstuffs (which latter category fall under the transition agenda for circular agriculture). The National Circular Economy Program 2023-2030 sums up several measures of government intervention (mostly of voluntary nature) to reach the targets, such as pricing measures (for instance levies), regulatory measures and stimulating measures (e.g., subsidies), encouraging companies to take possible and/or necessary measures in order to reach the targets set out in the program.

e.	Program Green Gas

The Dutch government also introduced a policy program concerning “green gas” (biomethane) in December 2022 (“Programma Groen Gas”). Green gas is gas from renewable energy sources, such as biomethane. Through this program, the government aims for a significant scale-up of the production of green gas in the Netherlands, particularly within the chemical industry sector. The program entails (amongst others) the introduction of targets and regulations for a so-called blending obligation regarding green gas and for “gasification” (vergassing) of biogenic residual streams. The Dutch Minister of Economic Affairs and Climate published draft legislation in July 2023 in this regard, but the legislation regarding the blending obligation has still not entered into force due to the difficulty of properly implementing the obligation in legislation.

In 2025, the Dutch government stated its intention to have a blending obligation for green gas by January 1, 2027. However, it remains unclear at this moment whether the legislation will be formally adopted in time. When adopted, the legislation regarding the blending obligation is expected to introduce an administrative burden for energy suppliers of gas to provide a certain amount of green gas to the end users concerned (all part of Emission Trade System (‘ETS2’): urban environment, agriculture and any industry not regulated by the ETS1) as part of the total gas supply. Compliance with this obligation can (exclusively) be proven by the existing ‘green gas certificates’, so-called Guarantees of Origin (Garanties van Oorsprong, or GoO’s), which can be traded through the VertiCer register (the organization responsible for issuing and managing the Guarantees of Origin). The GoOs are valid for a year after receiving them. The blending obligation will therefore also introduce tradable green gas units (“groengaseenheden”, GGE), issued originally by the Dutch Emission Authority (Nederlandse Emissieautoriteit, Nea). The GGEs can be traded on the market between producers and suppliers (also between themselves) and do not have a determined validity period.

By imposing the obligation on the gas suppliers, the government hopes to create a sufficiently high market price, thereby stimulating new (necessary) investments in the production capacity of green gas (such as the manufacturing of production installations, but also cooperation within the chain). The blending obligation does not follow directly from European regulations, but will be incorporated in Dutch law, in the Environmental Protection Act ((Wet milieubeheer,” which already contains several obligations regarding renewable energy). The obligation is however in line with EU ambitions and policies, such as the ambition in the REPowerEU-plan to produce 35 bcm of green gas (biomethane) in 2030.

In addition to the blending obligation, the Dutch government aims to increase the use of non-biogenic gas streams for gasification (vergassing), in particular for waste streams that are unsuitable for recycling. In this regard, the government opened a subsidy scheme in mid-February 2024 for “demonstration projects” (DEI+) regarding installations (partially) meant for gasification of biogenic or mixed (with non-biogenic) residual streams into renewable energy carriers (such as green gas and biofuels). The subsidy scheme for 2026 is open from January 27 until July 30, 2026 and has a total possible budget of €30 million per demonstration project.

The Dutch government is continuously exploring whether new climate legislation or other measures can stimulate the contribution of financial companies to the climate transition. For that purpose, the Dutch government opened a consultation round for the draft version of the Act on Climate Measures Financial Sector (“Consultatie klimaatmaatregelen financiële sector”), aiming to capture all the possible advantages and disadvantages of new legislation, also with respect to other possible (legal and non-legal) measures, European developments, the possible impact of the legislation for the financial sector on financing Dutch businesses and on the international competitiveness of the Netherlands and its businesses. The consultation round was open until February 15, 2024. In 2025, the Minister of Finance announced that he did not consider it desirable to introduce additional national legislation on top of all the existing European regulations. It remains to be seen if the new Dutch Cabinet, which began its term on February 23, 2026, agrees or if it opts for new climate legislation for the financial sector.

Permits

As of January 1, 2024, various regulations on environment and spatial planning are implemented in the Dutch Environment and Planning Act (“Omgevingswet”) and underlying legislation. This includes the former Dutch Environmental Permitting Act (“Wet algemene bepalingen omgevingsrecht”), the Dutch Water Act (“Waterwet”), the Dutch Spatial Planning Act (“Wet ruimtelijke ordening”), the former Activities Decree on Environmental Management (“Activiteitenbesluit”) and several parts of the Dutch Environmental Protection Act (“Wet milieubeheer”).

The legislator of the Environment and Planning Act has stated that the Act has a policy neutral character and that the Environment and Planning Act and underlying regulations are not materially different than the prior regulation. One difference is that under the new legal system, it is not the operator of a certain facility/business but the performer of any environmentally impactful activity that has to comply with the applicable regulations (including any permitting obligations).

In practice, permits obtained under former legislation are and will stay valid. Any permit applications that have been submitted before the Dutch Environment and Planning Act entered into force, are assessed in accordance with the former legislation.

a.	Permit for environmentally impactful activities

Under former legislation, a permit is required to operate a waste treatment plant in the Netherlands for its (now-called) environmentally impactful activities. In addition to this permit, a permit might be required for discharging waste (water) into sewage systems or surface water as well as permits for activities regulated under the local zoning plan (“omgevingsplan”) or local ordinances (“verordeningen”). The need for these permits depends on the (physical) scale of the waste treatment plant and its impact on the nearby environment. A permit is, in principle, issued without a time limit, but the competent authorities are allowed to include provisions regarding limitations or conditions under which the activities performed by the waste treatment plant need to be carried out. To ensure compliance, the authorities may withdraw a permit in case of significant violations of restrictions and/or applicable environmental regulations. Moreover, changing circumstances, as a consequence of new operational activities on-site, new developments nearby or new (EU) legislation, may require the permit to be revised.

Furthermore, the operation of a waste treatment plant must be in line with the designated use in the applicable zoning plan as established by the municipality. In case the plant/operation is not in line with the provisions in the zoning plan, either the zoning plan has to be adapted or a permit has to be obtained under the aforementioned Environment and Planning Act (thereby allowing deviation from the applicable designated use). New zoning plans may amend or prohibit the designated use that allows the operation of an existing plant.

b.	Permits regarding negative effects on protected nature areas (Natura 2000)

For the operation of a waste treatment plant in the Netherlands, a permit under the Dutch Environment and Planning Act is required as well for any environmentally impactful activities that might negatively affect designated Natura 2000-areas (“Natura 2000-gebieden”), in particular by causing deposition of nitrogen. Furthermore, as of July 1, 2021, the Dutch Nitrogen and Nature Improvement Act (“Wet stikstofreductie en natuurverbetering”) establishes provisions targeting a more structural solution in regard to the (both ecological and political) nitrogen issue in the Netherlands due to the annulment of the so-called ‘Integrated Approach to Nitrogen’ (“Programma Aanpak Stikstof”) by the highest Dutch Administrative Court in May 2019. This approach, which provided exemptions to the permit obligation and entailed the idea that through nature restoration measures and source-directed measures, a general autonomous reduction of nitrogen depositions/emissions could be created (only) in favor of (more) economic developments, was ruled to be unlawful in light of EU law.

Since then, the highest Dutch Administrative Court has rendered multiple judgments with significant implications for the sectors with activities with expected and/or possible (significant) nitrogen deposition effects on Natura 2000 areas. The first of these implications is that the possibilities for internal netting are more limited than before, making the (stricter) conditions for both internal and external netting aligned. The second implication by case law is that a permit is required in most cases of expected (significant) nitrogen deposition, both for new and expansion of existing activities. The changes in case law apply directly to ongoing and future permit procedures. This means that authorities must immediately apply the new assessment framework.

As a result, permits regarding nitrogen deposition are only issued if the nitrogen deposition is practically nil. The competent authority will only grant a nature permit if it can be established with certainty that no adverse effects on Natura 2000 habitats will occur, thereby taking into account the available nitrogen deposition capacity, provincial nitrogen policy and the ecological condition of nearby Natura 2000 sites. If adverse effects cannot be excluded, mitigation or compensatory measures will be required before a nature permit can be granted. An application for a nature permit requires an appropriate assessment (passende beoordeling) of the nitrogen deposition effects of the relevant activities. In practice, this entails that: (i) not all available nitrogen deposition capacity may be allocated to new activities, as part of that capacity must be reserved for ecological restoration; and (ii) it must be demonstrated that the remaining available nitrogen deposition capacity is not required for the restoration of overburdened Natura 2000 sites.

Hence, in general it is rather difficult to obtain a permit for both the construction and the operation of a (modified/new) waste treatment plant. Under the Dutch Nitrogen and Nature Improvement Act, the Dutch government published the Program for Nitrogen Reduction 2022-2035. The main goal of this program is to determine which measures are necessary to achieve the reduction of nitrogen deposition on nitrogen-sensitive Natura 2000-areas (40% in 2025, 50% in 2030 and 74% in 2035). Furthermore, the Environment and Planning Act obliges the Dutch government to legalize nitrogen reports and calculations, based on the abovementioned Integrated Approach to Nitrogen, via a ‘legalization program’. This program has expired and has been unable to provide a solution for every company registered under the Integrated Approach to Nitrogen. The new (minority) Cabinet intends to provide a solution and provide ground for provinces to (again) develop updated nitrogen policies in response to ongoing legal and policy developments in the Netherlands.

c.	Permits regarding other designated activities related to the waste-to-energy sector

Under the Environment and Planning Act, several other permitting requirements regarding environmentally impactful activities might apply, dependent on the specific activities performed and the local zoning plan. If applicable, the permitting requirements are generally regulated in the Decree on Environmental Activities (“Besluit activiteiten leefomgeving”) and local zoning plan.

d.	Other relevant national environmental regulations

The Decree on Environmental Activities (“Besluit activiteiten leefomgeving”), requires anyone who performs an environmentally harmful activity to take all measures to prevent adverse effects. If this is not possible, the company must limit or undo the adverse effects as much as possible (“minimalisatieplicht”). This specific duty of care (’zorgplicht’) applies to all substances, including Substances of Very High Concern (ZZS). This may involve emissions of ZZS but also ZZS in waste and products or the use of pesticides. Also, a company is obliged to apply, in any case, the best available techniques.

In addition, a company must take all appropriate preventive measures against environmental pollution, to protect health and not cause significant pollution. The consideration of which measures are appropriate for a company is thus broader than looking at the best available technique.

There are currently calls for a European ban on all PFAS (a ZZS), which the new Dutch (minority) Cabinet supports. This would complement existing European restrictions on the use of PFAS, such as the ban on all PFAS in firefighting foams. The District Court of The Hague recently ruled that the Dutch state is currently doing enough to prevent the spread of PFAS, but the political momentum could lead to more restrictions on the use of PFAS. In the short term, the (minority) Cabinet wants to investigate a ban on discharges in the Netherlands.

Energy saving/supply

The Netherlands waste treatment sector is subject to strict regulatory obligations, requiring that approximately 10% of the market is processed. As a result, facilities that produce waste (such as the industry sector farms) are expected and encouraged to seek more appropriate solutions for waste management. As part of the Climate Act, the (outgoing) Dutch government has intensified the enforcement of the legal obligation for operators of facilities to take energy saving measures under the Decree on Environmental Activities (“Besluit activiteiten leefomgeving”) (and earlier under the Activities Decree). In short, the obligations require operators of facilities that consume > 50,000 kWh of electricity and/or 25,000 m³ of natural gas per year to implement all (statutory designated) possible energy saving measures with a payback period of five (5) years or less. In order to support this effort, the Dutch government has drafted a so called ‘recognized measures’ list in April 2020, intended to simplify compliance with the energy saving obligation. Since the publication of an updated ‘recognized measures’ list in 2023, these facilities are obliged to also take energy saving measures whenever the measures do not save energy but do reduce CO2 emissions. These energy saving measures include generating renewable energy and switching to an energy carrier with lower CO2 emissions. In order to monitor these obligations, the operator of the plant has an obligation to inform and report to the competent authorities which energy saving measures are taken/implemented on site. This information report was required to be submitted to the Dutch Enterprise Agency (“RVO”) by December 1, 2023 and, subsequently, this has to be repeated every 4 years. This duty to inform does not apply if a permit for the operation of a plant already stipulates certain energy saving obligations or when there exists an audit obligation under the European Energy Efficiency Directive (EED).

In January 2022, the amended Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) entered into force (along with the underlying amended Dutch Energy Transport Decree (“Besluit energie vervoer”) and Dutch Energy Transport Regulation (“Regeling energie vervoer”)). These amendments are part of the implementation of the national Climate Act and the RED II. In July 2021 the European Commission proposed an amendment of the RED II, as part of the package to deliver on the European Green Deal. In short, the regulation in Chapter 9.7 of the Dutch Environmental Protection Act (“Wet milieubeheer”) contains the obligation for a fuel supplier to meet a certain reduction of non-sustainable fuels, by for example compensating their oil supply with sustainable biofuels (or electricity produced from renewable sources). In May 2023, the new Renewable Energy Directive (RED III) entered into force, which contains stricter obligations to become climate neutral in 2050. In September 2023, the Dutch government published draft legislation regarding the implementation of RED III and further draft legislation, such as additional amendments to the Dutch Environmental Protection Act and the Dutch Energy Transport Decree. All the adjustments will mainly, in brief, focus on the encouragement of renewable hydrogen, both in the industry and the transport sector.

All legislation regarding the implementation of RED III, including the amendments to the Dutch Environmental Protection Act and the Dutch Energy Transport Decree, has not entered into force yet. The amendments to the Dutch Environmental Protection Act are still to be reviewed by the Senate. With regard to the amendments to the Dutch Energy Transport Decree, a request for advice is pending before the Council of State.

Electricity Act

To accelerate the energy transition (from fossil to sustainable energy) in the Netherlands, the Dutch Electricity Act (“Elektriciteitswet”) obliges network operators to provide priority to facilities that produce renewable energy in the connection to the electricity grid. This Act also sets rules and requirements regarding the connection point’s allocation, the method of connection and the distribution of ‘connection costs’ between network operator and the plant’s operator. Due to a considerable growth of renewable energy developments (e.g., the rise of wind and solar power projects onshore), congestion on the electricity grid is an issue of increasing size and legal complexity in several parts of the Netherlands. In January 2021, the revised version of the Dutch investment plan and quality of electricity and gas Decree (“Besluit investeringsplan en kwaliteit elektriciteit en gas”) entered into force. This Decree determines among others that the reserve capacity of the high-voltage grid will be dedicated to energy generated by renewable energy sources. This Decree has been revoked due to the introduction of the Dutch Energy Act (“Energiewet”), which substituted the Dutch Electricity Act and the Dutch Gas Act (“Gaswet”) as of January 2026. The Dutch Energy Act offers a modern and updated regulatory framework that supports and stimulates the energy transition in the Netherlands and contributes to the goal of a clean energy supply that is safe, reliable, affordable and takes into account spatial planning. The Dutch Energy Act retains the ordering of the gas and electricity market, but at the same time contains adjustments to support the transition to a climate neutral energy supply. It also implements the European ‘Clean Energy Package’. The new Collective Heat Act (“Wet collectieve warmte”) and the Municipal Heat Transition Instruments Act (“Wet gemeentelijke instrumenten warmtetransitie”) will enter into force in a phased manner over the course of 2026. Together they allow the energy sector to prepare for the upcoming changes regarding sustainability.

Subsidies/funds

The current subsidy scheme for renewable energy in the Netherlands is called SDE++ (“Stimulering Duurzame Energieproductie en Klimaattransitie” or Stimulating Renewable Energy Production and Climate Transition). The SDE++ program stimulates the further rollout of renewable energy and focuses on stimulating CO2 emissions reduction techniques, by compensating the so-called unprofitable top margin of these techniques. The SDE++ program provides various categories of biomass technologies for which subsidy can be requested, for example heat generation and gas extraction from biomass. Under the SDE++ program, subsidies are granted on the basis of the quantity of renewable energy that has been produced or CO2 emissions that have been prevented. The subsidy is equal to the difference between the cost price of reduction of CO2 emissions or renewable energy, and the profits that have been/will be made (defined as the ‘unprofitable top margin’). Subsidy applications under the SDE++ program are handled on the basis of increasing maximum subsidy need per phase. Consequently, projects with a lower subsidy need shall be given priority when granting subsidies. The subsidy is granted for a period of 12 to 15 years. Throughout the term, part of the subsidy is provided via an advance payment based on the expected market prices established by November 1 of the previous year. After the end of the calendar year, from April onwards, an adjustment of the advance payment based on the actual market prices and production is made.

In November 2022, the Dutch government notified the Parliament that the advance payments were considerably too high and that the Dutch government should not pay subsidies for as many categories and projects, thereby also taking into account the high energy prices (and high profits). The waste-to-energy plants may keep these profits and will, during the subsidy term, receive subsidy again when energy prices drop (which may create the unprofitable top margin again). The Dutch government furthermore stated that it wants to prevent subsidized projects from realizing excess profits over the entire duration of the subsidized project as the aim of the SDE++ is to compensate the unprofitable top margin and not to facilitate excess profits. In that regard the Dutch government investigated the possibility of adapting the SDE ++ program, for example into a system where subsidies are only paid after any previous excess profits are taken into account. This has led the government to offset excess profits of solar panels or wind turbines against subsidies already paid or still to be paid at low market prices from the 2024 SDE++ application onwards.

In most cases the SDE++ program allows ‘banking’. This means that when less sustainable energy is produced than predicted, one can make up for this difference in the following years (forward banking). When, on the other hand, the production exceeds the subsidized annual production, one can counterbalance this in the following years (backward banking), though with a maximum of 25% of the subsidized annual energy production, except for the wind category.

The SDE++ program is determined annually. Some modifications in the subsidy allocation system have been made since 2023, in order to stimulate certain techniques that are currently insufficiently addressed but essentially to the energy transition. The SDE++-program will continue in 2026 and will be open for subsidy applications in autumn. The budget amounts to €8 billion. The program will come to a halt in 2027 because no budget has been set aside for new projects under the SDE++ program from 2027 onwards. However, the new Dutch (minority) Cabinet has announced in its Coalition Agreement that it is planning to extend the SDE++ with six new application rounds for the rollout of renewable energy sources.

In the Coalition Agreement of December 2021, the Dutch government announced the introduction of a new climate and transition fund of €35 billion for the upcoming ten years, in addition to the SDE++ program. This fund has taken shape in the Temporary Climate Fund Act (“Tijdelijke wet Klimaatfonds”), which was approved by Parliament in December 2023 and published in February 2024. The Act entered into force on July 1, 2024. The objectives of the Climate Fund are: (a) greenhouse gas-neutral energy supply by 2050; (b) encouraging the implementation of energy efficiency techniques and promoting the use of renewable energy and other greenhouse gas-reducing techniques and measures in the industry; (c) stimulating the implementation of energy efficiency techniques and renewable energy in the built environment. Measures in all economic sectors, including the circular economy, are eligible for funding, provided that these measures meet the abovementioned objectives. The Climate Fund is a budgetary fund and intended to reserve available resources that can be used for specific purposes in the future. Commencing 2023, a multiannual climate funding program (“Meerjarenprogramma Klimaatfonds”) is published on an annual basis, which provides information on achieving the financial obligations and purposes of the Climate Fund.

One of the expected concrete spending targets of the Climate Fund is the National Investment Scheme for Climate Projects Industry (“Nationale Investeringsregeling Klimaatprojecten Industrie”, in short: “NIKI”). The NIKI subsidy scheme applies in addition to the SDE++ program, and subsidizes larger-scale sustainable investments relating to green chemistry and electrification. The NIKI subsidy scheme was open for applications throughout September 2025 and is expected to open again for applications in autumn this year.

Taxes

In January 2021, the Industry CO2 Tax (“Wet CO2-heffing industrie”) entered into force. The rationale behind this tax is that the big polluters, in general the larger industrial facilities such as industry falling under the Industrial Emissions Directive and European Emissions Trading System (“EU ETS”) and waste incineration plants, have to pay their fair share in reducing CO2 emissions in the Netherlands. Furthermore, the Industry CO2 Tax aims at ensuring that the reduction target for industry as agreed in the Climate Agreement is achieved, while the level playing field with neighboring countries is affected as little as possible. This tax is connected with the EU ETS system as provided for in the European Directive 2003/87/EC; if emission prices within that system rise, the Industry CO2 Tax falls and vice versa. Facilities are granted an exemption for part of the CO2 emissions, on which they do not have to pay any tax (dispensation rights). The exemption is determined by comparing the plant’s CO2 emissions with the most efficient facilities in the same industry in Europe. The more efficiently the plant produces, the less Industry CO2 Tax is required to pay on balance, because that tax is levied on the emitted CO2 that is in excess of the dispensation rights. The levy has increased from €30 per ton CO2 in 2021 up to €87,90 in 2025 and was planned to increase to €125 in 2030. However, the levy has decreased from €87,90 to €78,67 per ton CO2 in 2026. At the same time, the dispensation rights will decrease throughout the years. In addition, since January 1, 2023, a second tariff has been in place due to the Minimum CO2-price Industry Act (“Wet minimum CO2-prijs industrie”). This tariff is part of the existing levy on industry and supplements the levy. This tariff ensures that a minimum CO2 price applies as well to emissions for which a company has dispensation rights under the Industry CO2 Tax.

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

Dutch tax laws also provide for an Energy Investment Allowance (“EIA”), a tax advantage for companies in the Netherlands that invest in energy-efficient technology allowing a deduction of 40% (in 2026) of the investment costs from the corporate income, on top of the usual depreciation. The right to the EIA is declared with the tax return, provided the investment is timely reported to the Dutch Enterprise Agency. The net EIA benefit is about 11% of the investment costs. The EIA can be claimed for all assets included in the annual Energy List (as published by the Dutch Enterprise Agency). The 2026 Energy List was published in January 2026. The EIA can also be claimed for customized investments that result in substantial energy savings, as far as these investments meet the saving standards of the EIA. The EIA budget used to be around €150 million but it increased up to €460 million for 2026. It has been agreed that the EIA program will primarily be focused on energy efficiency investments. A renewable energy project that is eligible for an SDE++ subsidy is not eligible for the EIA tax advantage (the latter only relates to new projects and projects that have already obtained rights to tax advantages).

In January 2023, the Dutch government published a draft for the ‘Temporary Inframarginal Electricity Tax Act’ (“Tijdelijke wet Inframarginale Elektriciteitsheffing”). This Act implements the 2022 EU regulation containing ‘an emergency intervention to address high energy prices.’ In short, the Act introduced a retroactive levy for market revenues in the period December 1, 2022 – July 1, 2023, insofar the market revenues rise above an exempt amount per megawatts. The tax/levy is levied on the sum of the taxable market revenues per calendar month. A producer is obliged to keep records of its generated electricity per month in the above-mentioned period. The market revenues can follow from three types of revenues, namely: (i) income from electricity sales agreements regarding the Dutch electricity markets, (ii) negative income from agreements to purchase electricity on this market, to comply with selling obligations under the agreements referred to under (i), and (iii) negative and positive income from contracts such as power purchase agreements. The levy will be imposed on electricity producers in the Netherlands with a production installation of an installed capacity of 1 MW or more (e.g., +/- 3.000 solar panels or more). The Act entered into force on July 25, 2024. The producer will receive an invitation from the Tax Administration (Belastingdienst) to file a tax return. The latest date of filing the tax return was March 31, 2025.

Electricity and Green Certificates

There are generally two types of electricity on the Dutch electricity market: (i) grey electricity, which is less environmentally friendly because it is made from sources such as gas and coal, and (ii) green electricity, which is made from renewable energy sources, such as sun, wind water and certain forms of biomass. Both types of electricity eventually end up on the same energy grid, but only electricity with a ‘green power certificate’ (in the Netherlands also known as a Guarantee of Origin) is treated as sustainable. In the Netherlands, the organization VertiCer is responsible for issuing and managing these certificates. A producer can register an electricity production installation, for example a waste-to-energy plant, with VertiCer – and is obliged to register the plant if a subsidy for SDE ++ has been issued by the government. One certificate covers 1 MWh and is valid for one year after the month in which the energy has been generated. A green certificate can also be obtained if the plant generates sustainable heat. If an installation generates both heat and electricity, it must be registered twice. If electricity is generated with sun, water or wind, the grid operator sends the production data to VertiCer. A measurement protocol, which must be approved by a recognized measurement company, is submitted to VertiCer simultaneously with the registration if electricity is generated with a biomass installation or the installation generates heat.

The green certificates are booked by VertiCer on the account of a trader, which has been chosen by the producer. This trader does not have to be the (contracted) energy supplier of the plant. The issuance of green power certificates happens across Europe and the trader can sell the certificates on the European market through the platform of the Association of Issuing Bodies (“AIB”). The Netherlands may only import and export Guarantees of Origin made by an AIB member that belongs to the European Economic Area. This means that, for example, exporting certificates to the United Kingdom is not allowed. Green certificates give consumers and companies more insight into what exactly takes place in energy generation and therefore they can choose more consciously what type of energy they want to consume. The increase in demand for energy and the government policy to offset the GHG emission is also a major factor in the growth of the green certificates market. For more information see “Dutch Climate Goals” above.

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

The Manara PSP was projected to cost approximately NIS 1.64 billion (excluding future indexation) (approximately €0.43 billion). As of December 31, 2025, the projected aggregate cost amounts to approximately NIS 2.2 billion (approximately €0.6 billion), including financing expenses during the construction period. This amount includes a reevaluation of the project CAPEX according to actual basket of indices applicable to such CAPEX for the period since financial close and until March 2024. On March 7, 2021, the Manara PSP received the approval of the Israeli Electricity Authority that the conditions for Financial Close under the applicable regulations were met. In April 2021, a notice to commence the construction works (NTC) was issued to Electra Infrastructures Ltd., the EPC contractor of the Manara PSP, and construction of the Manara PSP commenced. The construction period of the Manara PSP was initially expected to be 62.5 months from such date. Due to the “Iron Swords” war situation, which also affects the northern area of Israel in proximity to the Lebanon border, works on the Manara PSP site were suspended in early October 2023. Efforts are currently being focused on accelerating design activities to mitigate potential delays, while manufacturing of the main equipment, including electro-mechanical equipment, is proceeding as planned. The State of Israel fully protects the project in situations that may be considered force majeure, such as the current war. This protection is provided under the framework of the tariff regulation (financing support standards). The project is expected to receive full remedies for schedule or budget overruns caused by such situations. Originally, the project was planned to become commercially operational in the first half of 2027. However, due to the Iron Swords war, the operation date will be delayed and the construction period is currently expected to be extended by the sixteen months regulatory extension and an additional period of several months required for the ramp-up of the contractor’s operations. As a result of the delays due to the war, the Israeli Electricity Authority has approved a 16-month extension to the project schedule.

Manara PSP Project Finance

On February 11, 2021, we announced the financial closing of the project finance of the Manara PSP, or the Manara PSP Project Finance. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of NIS 1.27 billion (excluding future indexation) (approximately €0.32 billion). This amount is subject to reevaluation to an actual basket of indices similar to the CAPEX as described above. As of December 31, 2025, the Manara PSP Project Finance (including reevaluation linkage to the Project Index) amounts to approximately NIS 1.44 billion (approximately €0.385 billion).

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

Tariffs

In November 2009, the Israeli Electricity Authority published the regulatory framework for pumped storage power plants, or the PS Regulatory Framework, which has since been amended a few times. The PS Regulatory Framework establishes the following principles:

a.	Purchase of availability from a licensed private producer;

b.	Payment for availability, start-ups and dynamic benefits;

c.	The plant is required to be under the full control of the system manager (currently the System Manager - Noga);

d.	Capital and operational tariff for availability – including exchange rate linkage, indexes and interests;

e.	During the first twenty years of its operation, the plant shall be entitled to capital and operational tariff set out in the tariff approval; and

f.	Bonuses and fines mechanism, based on standard technical operational parameters.

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

In connection with the war that commenced on October 7, 2023 and the ongoing military operations, Ellomay Pumped Storage (2014) Ltd. submitted a request to the Israeli Electricity Authority to recognize the war as a Force Majeure event as defined in Standard 130 of the Book of Standards. The request seeks recognition of costs resulting from the Force Majeure event in accordance with the Finance Supporting Standards (Standards 130-140). The Israeli Electricity Authority is expected to hold a discussion regarding this matter during 2026.

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

We do not believe that our current asset structure results in our being deemed to be an “investment company.” Specifically, we do not believe that our holdings in our Solar Plants or our WtE plants would be considered “investment securities,” as we control our Solar Plants (other than the Talasol Solar Plant) and our WtE plants via wholly-owned subsidiaries. In addition, despite minority holder protective rights granted to the minority shareholders of the Talasol Solar Plant and the Manara PSP, including several rights which effectively require the unanimous consent of all shareholders, and certain limited partners rights held by Clal in connection with the Italian 198 MW Solar Portfolio, we believe that our interests in the Talasol Solar Plant, the Manara PSP and the Italian 198 MW Solar Portfolio do not constitute “investment securities” given, among other things, our majority shareholder and board membership status. The current fair value of our holdings in Ellomay Luzon Energy and other relevant assets do not in our judgment exceed 40% of our aggregate assets, excluding our assets held in cash and cash equivalents. If we were deemed to be an “investment company,” we would not be permitted to register under the Investment Company Act without an order from the SEC permitting us to register because we are incorporated outside of the United States and, prior to being permitted to register, we would not be permitted to publicly offer or promote our securities in the United States. Even if we were permitted to register, it would subject us to additional commitments and regulatory compliance. Investments in cash and cash equivalents or in other assets that are not deemed to be “investment securities” might not be as favorable to us as other investments we might make if we were not potentially subject to regulation under the Investment Company Act. We seek to conduct our operations, including by way of investing our cash and cash equivalents, to the extent possible, so as not to become subject to regulation under the Investment Company Act. In addition, because we are actively engaged in exploring and considering strategic investments and business opportunities, and in fact have entered the Italian and Spanish photovoltaic power plants markets through controlling investments, we do not believe that we are currently engaged in “investment company” activities or business.

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

Our rights in connection with the Italian 198 MW Solar Portfolio, which includes Solar Plants that are connected to the grid in Italy held by Ellomay Solar Italy One SRL, Ellomay Solar Italy Two SRL and Ellomay Solar Italy Ten SRL and projects under construction held by Ellomay Solar Italy Five SRL, Ellomay Solar Italy Seven SRL, Ellomay Solar Italy Nine SRL and Ellomay Solar Italy Fifteen SRL all 51% indirectly owned by us and the remainder is held by Clal.

Our rights in connection with additional Solar Plants that have reached “Ready to Build” status in Italy are held by: (i) Ellomay Solar Italy Four SRL, (ii) Ellomay Solar Italy Eight SRL, (iii) Ellomay Solar Italy Eleven SRL, (iv) Ellomay Solar Italy Fourteen SRL, (v) Ellomay Solar Italy Sixteen SRL, and (vi) Ellomay Solar Italy Eighteen, all wholly-owned by Ellomay Luxembourg.

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

D. Property, Plants and Equipment

Our office space of approximately 360 square meters is located in Tel Aviv, Israel. This lease currently expires in February 2030. We previously sub-leased a small part of our office space to a company controlled by Mr. Shlomo Nehama, our former controlling shareholder, at a price per square meter based on the price that we pay under our leases. This sub-lease agreement was approved by our Board of Directors.

Our operating Solar Plants are located in Spain, Italy and the United States. Pursuant to the building right agreements executed by the majority of our subsidiaries that hold our Solar Plants, our subsidiaries own the Solar Plants and received the right to maintain the Solar Plants on the land on which they are located, or the Lands. The ownership of the Lands under the leasing agreements remains with the relevant owners of the Lands who are the grantors of the building rights under the respective building right agreements. The following table provides information with respect to the Lands of our operational Solar Plants:

Solar Plant	Size of Property	Location	Owners of the Solar Plants/Lands
“Rinconada II”	81,103 m²	Municipality of Córdoba, Andalusia, Spain	Solar Plant owned by Ellomay Spain S.L. Land held by owners and leased to Ellomay Spain S.L.
“Rodríguez I”	65,600 m2	Lorca Municipality, Murcia Region, Spain	Solar Plant owned by Rodríguez I Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez I Parque Solar, S.L.
“Rodríguez II”	50,300 m2	Lorca Municipality, Murcia Region, Spain	Solar Plant owned by Rodríguez II Parque Solar, S.L. Lease Agreement executed between the owners and Rodríguez II Parque Solar, S.L.
“Fuente Librilla”	64,000 m2	Fuente Librilla Municipality, Murcia Region, Spain	Solar Plant owned by Seguisolar S.L. Lease Agreement executed between owners and Seguisolar S.L.
“Talasol”	6,040,000 m2	Talavan (Cáceres) – Extremadura Region, Spain	Solar Plant owned by Talasol. Lease Agreements executed with the Talavan Municipality, which owns the land
“Ellomay Solar”	706,400 m2	Talavan (Cáceres) – Extremadura Region, Spain	Solar Plant owned by Ellomay Solar S.L.U. Lease Agreement executed between owners and Ellomay Solar S.L.U.
“Ellomay Solar Italy One”	268,000 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy One SRL. Surface Rights Agreements executed between owners and Ellomay Solar Italy One SRL
“Ellomay Solar Italy Two”	96,000 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy Two SRL. Surface Rights Agreement executed between owners and Ellomay Solar Italy Two SRL

Solar Plant	Size of Property	Location	Owners of the Solar Plants/Lands
“Ellomay Solar Italy Ten”	285,500 m2	Lazio Region, Italy	Solar Plant owned by Ellomay Solar Italy Ten SRL. Surface Rights Agreement executed between owners and Ellomay Solar Italy Ten SRL
Fairfield Solar Project LLC	75.36 acres (304,971 square meters)	Fairfield, Texas	Land leased by Fairfield Solar Project LLC from owners pursuant to a lend lease and solar easement agreement
Malakoff Solar I LLC	37.5 acres (151,757 square meters)	Malakoff, Texas	Land leased by Malakoff Solar I LLC from owners pursuant to a lend lease and solar easement agreement
Malakoff Solar II LLC	37.5 acres (151,757 square meters)	Malakoff, Texas	Land leased by Malakoff Solar II LLC from owners pursuant to a lend lease and solar easement agreement
Talco Solar, LLC	60 acres (242,811 square meters)	Talco, Texas	Land leased by Talco Solar LLC from owners pursuant to a lend lease and solar easement agreement

Most of our Italian subsidiaries that are developing Solar projects that do not own the land on which the project is planned to be located executed long-term lease agreements in connection with the land on which the Solar plants developed and constructed by such subsidiaries will be located. For further information concerning the lease agreements of our Solar Plants and of the Italian subsidiaries, see the summaries of the lease agreements included as Exhibits 4.9-4.14 and 4.19 under “Item 19: Exhibits.”

The land on which our WtE plants are located is owned by the relevant project companies. The land on which the Manara PSP is being constructed is leased from various Israeli cooperatives. Manara PS also entered into a development agreement with the ILA in connection with the land. A summary of the lease agreement and development agreement is included as Exhibit 4.17 under “Item 19: Exhibits.”

Our subsidiaries in the United States that own or are constructing Solar projects executed long-term lease agreements in connection with the land on which the solar plants are constructed by such subsidiaries. The lease agreements are included as Exhibits 4.20 and 4.21 under “Item 19: Exhibits.”

For more information concerning the use of the properties in connection with the Solar Plants, the WtE plants and the Manara PSP, see “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” above.

ITEM 4A: Unresolved Staff Comments

Not Applicable.

ITEM 5: Operating and Financial Review and Prospects

The following discussion and analysis is based on, and should be read in conjunction with, our consolidated financial statements, including the related notes, and the other financial information included in this Report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involves risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this Report. For discussion related to changes in financial condition and the results of operations comparing the years ended December 31, 2024 and 2023, refer to “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission on April 30, 2025.

General

We are involved in the initiation, development, construction and production of renewable and clean energy projects in Europe, USA and Israel. As of December 31, 2025, we indirectly own: (i) approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by us) and 51% of approximately 38 MW of operating solar power plants in Italy; (ii) 16.875% in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW; (iii) Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively; (iv) 83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel; (v) 51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction; (vi) solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and (vii) solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction. We also initiate and develop additional solar projects in Italy, USA, Spain and Israel. See “Item 4.A: History and Development of Ellomay” and “Item 4.B: Business Overview” for more information.

We generate revenue from the sale of gas and electricity produced by our renewable energy plants and from the sale of green certificates to third parties in Spain and the Netherlands (of which prices significantly increased in recent years, mainly due to supporting regulation attempting to reduce the impact of carbon emissions). During the year ended December 31, 2025, we generated revenues from our solar operations in Spain, Italy (for a portion of the year, since the connection to the grid of the operating solar plants) and the United States (for a portion of the year, since the connection to the grid of the operating solar plants) and from our WtE operations in the Netherlands. During the year ended December 31, 2025, we had several projects under construction, including solar projects in Italy and Texas, USA, and the Manara PSP in northern Israel. We mainly finance our operations and development efforts from our ongoing operations and by the issuance of corporate debt in the Israeli market, with the remainder being funded by project finance obtained on a per-project or per-portfolio basis and we expect to finance our solar development efforts in the USA by raising funds from tax credit sales or tax equity investors.

Sale of the Talmei Yosef Solar Plant

On December 31, 2023, we executed an agreement to sell our holdings in the Talmei Yosef Solar Plant and such sale was consummated in June 2024. For more information, see “Item 4.A: History and Development of Ellomay; Recent Developments.”

In connection with the sale of the Talmei Yosef Solar Plant, we present the results of the Talmei Yosef Solar Plant as a discontinued operation. The Talmei Yosef Solar Plant was presented in our financial results as a financial asset, in accordance with IFRIC 12 under IFRS, and since its acquisition, we recognized relatively high profits through its ownership. Accordingly, although the consideration received for the Talmei Yosef Solar Plant reflects a market value higher than the price invested by us in its acquisition, due to the accounting treatment under IFRIC 12, we recognized a net loss of approximately €3.2 million in connection with the sale.

Assessment of Recoverable Amount – Dutch Biogas Plant

During 2025, we assessed the recoverable amount of the Groen Goor plant in the Netherlands in light of operating losses suffered by this project in recent years and lower results than forecasted for 2025. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.6%. The examination concluded that the value in use of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision. The assumptions on which the examination was based could be affected by our inability to meet the budget in certain circumstances including increases in the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, technical malfunctions and other circumstances that influence the operation of the plants. For more information see Note 6D.1 to our annual financial statements included elsewhere in this Report.

A.	Operating Results

Segments

Our reportable segments, which form our strategic business units, are presented per geographical areas and type of plant as follows:

(i)	Italy: solar power plants (operating and under construction solar power plants that are 51% owned by us, and additional solar plants under development);

(ii)	Spain: 7.9 MW subsidized solar power plants, a 28 MW solar power plant and Talasol, a 300 MW solar power plant 51% owned by us;

(iii)	USA: solar power plants (operating and under development and construction);

(iv)	the Netherlands: biogas plants; and

(v)	Israel: 16.875% indirect interest in Dorad, pumped storage hydro power plant under construction in Manara, Israel and power plants under development.

For more information see Note 22 to our annual financial statements included elsewhere in this Report.

Results of Operations

Year Ended December 31, 2025 Compared with Year Ended December 31, 2024

The results for the year ended December 31, 2024 do not include the results for an entire year of the Solar Plants owned by Ellomay Solar Italy Two SRL and Ellomay Solar Italy One SRL, which were connected to the grid in February 2024 and May 2024, respectively, and further do not include the results of the Solar Plant owned by Ellomay Solar Italy Ten SRL, which was connected to the grid in August 2025 and of Solar Plants in Texas, USA, which were connected to the grid on April 2025 and July 2025. The results for the year ended December 31, 2025 do not include the results for an entire year of the Solar Plants in Italy and Texas, USA that, as noted, were connected to the grid during 2025. Therefore, our past results are not indicative of our results in the future.

	For the year ended December 31,
	2025	2024
	€ in thousands (except per share data)
Revenues	42,827	40,467
Operating expenses	(19,408)	(19,803)
Depreciation and amortization expenses	(16,481)	(15,887)
Gross profit	6,938	4,777
Project development costs	(2,649)	(4,101)
General and administrative expenses	(6,369)	(6,063)
Share of profits of equity accounted investee	16,930	11,062
Other Income, net	3,599	3,409
Operating profit	18,449	9,084
Financing income	2,876	2,495
Financing income in connection with derivatives and warrants, net	(3,917)	1,140
Financing expenses in connection with projects finance	(6,612)	(6,190)
Financing expenses in connection with debentures	(8,316)	(6,641)
Interest expenses on minority shareholder loan	(2,047)	(2,144)
Other financing expenses	(9,342)	(8,311)
Financing expenses, net	(27,358)	(19,651)
Loss before taxes on income	(8,909)	(10,567)
Tax benefit	2,528	1,424
Loss from continuing operations	(6,381)	(9,143)
Profit from discontinued operation (net of tax)	-	137
Loss for the period	(6,381)	(9,006)
Loss attributable to:
Owners of the Company	(2,133)	(6,524)
Non-controlling interests	(4,248)	(2,482)
Loss for the period	(6,381)	(9,006)
Other comprehensive income (loss) items
That after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	2,517	8,007
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	255
Effective portion of change in fair value of cash flow hedges	2,546	5,631
Net change in fair value of cash flow hedges transferred to profit or loss	(2,734)	(813)
Total other comprehensive income	2,329	13,080

Total other comprehensive income attributable to:
Owners of the Company	2,336	10,039
Non-controlling interests	(7)	3,041
Total other comprehensive income	2,329	13,080
Total comprehensive income (loss) for the year	(4,052)	4,074

Total comprehensive income (loss) for the year attributable to:
Owners of the Company	203	3,515
Non-controlling interests	(4,255)	559
Total comprehensive income (loss) for the year	(4,052)	3,616

Basic net loss per share	(0.16)	(0.51)
Diluted net loss per share	(0.16)	(0.51)
Basic loss per share from continuing operations	(0.16)	(0.52)
Diluted loss per share from continuing operations	(0.16)	(0.52)
Basic profit per share from discontinued operation	-	0.01
Diluted profit per share from discontinued operation	-	0.01

Revenues

Revenues were approximately €42.8 million for the year ended December 31, 2025, compared to approximately €40.5 million for the year ended December 31, 2024. The increase in revenues mainly results from revenues generated from our 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively, and from our facilities in the USA that were connected to the grid during the second quarter of 2025 and in the beginning of the third quarter of 2025. Such increase was partly offset by lower revenues from our Dutch biogas facilities, one of which experienced a production issue related to the biological process in January and April 2025 and another facility whose output was adversely affected during the summer months due to unusually high temperatures. The decrease in electricity prices in Spain also had a negative impact on the revenues and we are currently advancing the development of battery storage capacity which is expected to reduce future impact of lower electricity prices.

Revenues by Segments

	Year ended December 31,		2025 vs. 2024 Change
(Euro in thousands)	2025	2024	€	%
Italy – Solar	4,998	2,293	2,705	118
Spain – Subsidized Solar	3,127	2,974	153	5.1
Spain – 28 MW Solar	1,462	1,741	(279)	(16)
Spain – Talasol Solar	17,364	18,365	(1,001)	(5.5)
USA – Solar	857	-	857	100.0
Netherlands – Biogas	15,019	15,094	(75)	(0.5)

Italy Solar Segment. Revenues from our Italy solar segment were approximately €5 million for the year ended December 31, 2025, compared to approximately €2.3 million for the year ended December 31, 2024. The change resulted from the commencement of operations of our 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively.

Spain - Subsidized Solar Segment. Revenues from our Spain subsidized solar segment were approximately €3.1 million for the year ended December 31, 2025, compared to approximately €3 million for the year ended December 31, 2024.

Spain - 28 MW Solar Segment. Revenues from our Spain 28 MW Solar segment were approximately €1.5 million for the year ended December 31, 2025, compared to approximately €1.7 million for the year ended December 31, 2024.

Spain - Talasol Solar Segment. Revenues from our Talasol Solar segment were approximately €17.4 million for the year ended December 31, 2025, compared to approximately €18.4 million for the year ended December 31, 2024.

USA Solar Segment. Revenues from our USA solar segment were approximately €0.9 million for the year ended December 31, 2025, compared to €0 for the year ended December 31, 2024. The change resulted from the commencement of operations of our 38 MW Texas solar facilities that were connected to the grid during the second quarter of 2025 and in the beginning of the third quarter of 2025.

Netherlands Biogas Segment. Revenues from our Netherlands biogas segment were approximately €15 million for the year ended December 31, 2025, compared to approximately €15.1 million for the year ended December 31, 2024. The decrease in revenues is mainly due to a production issue in one of our biogas facilities related to the biological process in January and April 2025 and another facility whose output was adversely affected during the summer months of 2025 due to unusually high temperatures.

Operating Expenses and Depreciation and Amortization Expenses

Operating expenses were approximately €19.4 million for the year ended December 31, 2025, compared to approximately €19.8 million for the year ended December 31, 2024. The decrease in operating expenses mainly results from lower costs in connection with the acquisition of feedstock and increased gate fee received by our Dutch biogas plants, partially offset by the achievement of preliminary acceptance certificate (PAC) of our 19.8 MW Italian solar facilities during the fourth quarter of 2024, upon which we commenced recording operating expenses of the solar facilities.

Depreciation and amortization expenses were approximately €16.5 million for the year ended December 31, 2025, compared to approximately €15.9 million for the year ended December 31, 2024.

Operating Expenses by Segments

	Year ended December 31,		2025 vs. 2024 Change
(Euro in thousands)	2025	2024	€	%
Italy – Solar	541	109	432	396.3
Spain – Subsidized Solar	537	519	18	3.5
Spain – 28 MW Solar	338	593	(255)	(43)
Spain – Talasol Solar	4,765	4,695	70	1.5
USA – Solar	190	-	190	100.0
Netherlands – Biogas	12,777	13,887	(1,110)	(8.0)

Italy Solar Segment. Operating expenses in connection with our Italy solar segment were approximately €0.5 million for the year ended December 31, 2025, compared to approximately €0.1 million for the year ended December 31, 2024. The change resulted from the commencement of operations of our 19.8 MW and 18.1 MW Italian solar facilities that were connected to the grid in February-May 2024 and in January 2025, respectively.

Spain - Subsidized Solar Segment. Operating expenses in connection with our Spain subsidized solar segment were approximately €0.5 million for each of the years ended December 31, 2025 and 2024.

Spain - 28 MW Solar Segment. Operating expenses in connection with the 28 MW Solar segment were approximately €0.3 million for the year ended December 31, 2025, compared to approximately €0.6 million for the year ended December 31, 2024. The decrease mainly resulted from a transfer of an employee of Ellomay Solar to a different entity during the second quarter of 2024.

Spain - Talasol Solar Segment. Operating expenses in connection with the Talasol solar segment were approximately €4.8 million for the year ended December 31, 2025, compared to approximately €4.7 million for the year ended December 31, 2024.

USA Solar Segment. Operating expenses in connection with the USA solar segment were approximately €0.2 million for the year ended December 31, 2025, compared to €0 for the year ended December 31, 2024. The change resulted from the commencement of operations of our 38 MW Texas solar facilities that were connected to the grid during the second quarter of 2025 and in the beginning of the third quarter of 2025.

Netherlands Biogas Segment. Operating expenses in connection with our Netherlands biogas segment were approximately €12.8 million for the year ended December 31, 2025, compared to approximately €13.9 million for the year ended December 31, 2024. The decrease is mainly attributable to lower costs in connection with the acquisition of feedstock and increased gate fee received by our Dutch biogas plants.

Project Development Costs

Project development costs were approximately €2.6 million for the year ended December 31, 2025, compared to approximately €4.1 million for the year ended December 31, 2024. The decrease in project development costs is mainly attributable to a reversal of provision recorded in connection with consultancy expenses.

General and Administrative Expenses

General and administrative expenses were approximately €6.4 million for the year ended December 31, 2025, compared to approximately €6.1 million for the year ended December 31, 2024.

Share of Profits of Equity Accounted Investee

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €16.9 million for the year ended December 31, 2025, compared to approximately €11.1 million for the year ended December 31, 2024. The increase in share of profits of equity accounted investee was mainly due to the recording of a gain on bargain purchase by Ellomay Luzon Energy, our equity accounted investee, in the amount of NIS 112.8 million (approximately €29.1 million based on the average EUR/NIS exchange rate for the year 2025) in connection with its acquisition on July 22, 2025 of 15% of the outstanding share capital of Dorad reflecting the excess of the net amount recognized at the acquisition date for the identifiable assets over the cost of the acquired Dorad shares.

Other Income, Net

Other income, net was approximately €3.6 million for the year ended December 31, 2025, compared to approximately €3.4 million for the year ended December 31, 2024. The other income recognized for the year ended December 31, 2025 is based on agreed compensation expected to be received from the EPC contractor of two of our USA solar facilities for loss of income due to delays in construction and from the recognition of a proportional share of deferred income related to tax credits in connection with two of our USA solar facilities. The other income recognized for the year ended December 31, 2024 is based on compensation received from insurance in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets.

Financing Income / Expenses

	For the year ended December 31
	2025	2024
	€ in thousands
Interest income	2,876	2,495
Change in fair value of derivatives, net	(3,917)	1,140
Debentures interest and related expenses	(8,316)	(6,641)
Interest and commissions related to projects finance	(6,364)	(5,938)
Amortization of capitalized expenses related to projects finance	(248)	(252)
Interest on minority shareholder loan	(2,047)	(2,144)
Bank charges and other commissions	(548)	(206)
Interest on lease liability	(459)	(337)
Loss from exchange rate differences, net	(8,335)	(7,768)
Total financing expenses, net	(27,358)	(19,651)

Financing expense, net was approximately €27.4 million for the year ended December 31, 2025, compared to financing expense, net of approximately €19.7 million for the year ended December 31, 2024. The increase in financing expenses, net, was mainly attributable to an increase in financing expense of approximately €5.1 million in connection with derivatives and warrants and higher interest expenses amounting to approximately €1.7 million in connection with our Series G debentures issued during February and December 2025.

Tax Benefit

Tax benefit was approximately €2.5 million for the year ended December 31, 2025, compared to a tax benefit of approximately €1.4 million for the year ended December 31, 2024. The change is primarily attributable to deferred taxes recognized in connection with facilities that reached RTB status and the tax impact of the investment transaction with Clal in our 198 MW Italian solar portfolio, which is expected to be fully offset through the utilization of current losses.

Loss from Continuing Operations

Loss from continuing operations was approximately €6.4 million in the year ended December 31, 2025, compared to a profit from continuing operations of approximately €9.1 million in the year ended December 31, 2024.

Profit / Loss from Discontinued Operation

Profit from discontinued operation was €0 in the year ended December 31, 2025, compared to a profit from discontinued operation (net of tax) due to the sale of the Talmei Yosef Solar Plant of approximately €137 thousand in the year ended December 31, 2024.

Net Loss

Loss for the year ended December 31, 2025 was approximately €6.4 million, compared to a loss of approximately €9 million for year ended December 31, 2024.

Total Other Comprehensive Income

Total other comprehensive income was approximately €2.3 million for the year ended December 31, 2025, compared to total other comprehensive income of approximately €13.1 million for the year ended December 31, 2024. The change in total other comprehensive income is primarily as the result of foreign currency translation adjustments due to the change in the NIS/euro exchange rate and changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the Talasol PPA. The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in our shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The impact of the change in the fair value of the Talasol PPA was partially offset by liability recorded in connection with the PPA contracts of three of our solar facilities in Italy. The changes in the PPA balances do not impact our consolidated net profit/loss or our consolidated cash flows.

Total Comprehensive Income / Loss

Total comprehensive loss was approximately €4.1 million for the year ended December 31, 2025, compared to total comprehensive income of approximately €4.1 million for the year ended December 31, 2024.

EBITDA

EBITDA was approximately €34.9 million for the year ended December 31, 2025, compared to approximately €25.1 million in the year ended December 31, 2024. The EBITDA for the year ended December 31, 2025 includes the impact of a gain on bargain purchase in the amount of approximately €14.5 million recognized by Ellomay Luzon Energy, an equity accounted investee, in connection with the acquisition of additional shares of Dorad.

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

Reconciliation of Loss to EBITDA

	Year ended December 31,
	2025	2024
	(Euro in thousands)
Loss for the year	(6,381)	(9,006)
Financing expenses, net	27,358	19,651
Tax benefit	(2,528)	(1,424)
Depreciation and amortization expenses	16,481	15,887
EBITDA	34,930	25,108

Impact of Fluctuation of Currencies

We hold cash and cash equivalents, deposits and restricted cash in various currencies, mainly in euro, NIS and USD. Our revenues from, and investments in, our European operations (i.e., in our Spanish Solar Plants, our Italian Solar Plants, our WtE plants, the Talasol Solar Plant and our solar projects under development in Italy) are denominated in euro, our income from, and investments in, our Israeli operations (i.e., Ellomay Luzon Energy, the Manara PSP and Solar projects under development) are denominated in NIS and our revenues from, and investments in, our operating solar plants and projects under development in Texas, USA, are denominated in USD. Our financing is denominated in NIS (i.e., principal and interest payments on our Debentures and the financing of the Manara PSP), in euro (i.e., financing in connection with our Spanish Solar Plants, our Italian Solar Plants and the project finance and loans provided by the minority (49%) holders of Talasol and by Clal) and in USD (short-term financing in connection with our USA Solar Plants). We therefore are affected by changes in the prevailing euro/NIS exchange rates and euro/USD exchange rates.

The table below sets forth the annual rates of appreciation (or devaluation) of the NIS against the euro and of the NIS against the USD.

	Year ended December 31,
	2025	2024	2023

Devaluation (Appreciation) of the NIS against the euro	(1.3)%	(5.4)%	6.9%
Devaluation (Appreciation) of the NIS against the USD	(12.5)%	0.6%	3.1%

The representative NIS/euro exchange rate was NIS 4.012 for one euro on December 31, 2023, NIS 3.796 for one euro on December 31, 2024 and NIS 3.7455 for one euro on December 31, 2025. The average exchange rates for converting the NIS to euro during the years ended December 31, 2023, 2024 and 2025 were 3.99, 4.002 and 3.881 for one euro, respectively. The representative exchange rate as of April 15, 2026 was NIS 3.5499 for one euro.

The representative NIS/USD exchange rate was NIS 3.627 for one USD on December 31, 2023, NIS 3.647 for one USD on December 31, 2024 and NIS 3.19 for one USD on December 31, 2025. The average exchange rates for converting the NIS to USD during the years ended December 31, 2023, 2024 and 2025 were 3.692, 3.699 and 3.43 for one USD, respectively. The representative exchange rate as of April 15, 2026 was NIS 3.014 for one USD.

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

As of December 31, 2025, Ellomay Capital Ltd. had carry forward tax losses in the amount of approximately €13.3 million. In addition, Ellomay Capital Ltd. had carry forward capital tax losses in the amount of approximately €6 million, which have no expiration date. Deferred taxes of Ellomay Capital Ltd. have not been recognized because our management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future. For more information see Note 19D to our annual financial statements included elsewhere in this Report.

B.	Liquidity and Capital Resources

General

As of March 31, 2026, we held approximately €59.5 million in cash, cash equivalents and short-term deposits and approximately €36.4 million in restricted short-term and long-term cash.

Although we now hold the aforementioned funds, and we expect to receive the proceeds from the sale of our indirect holdings in Ellomay Luzon Energy, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to implement our project development plans, including the plans and projects under development as set forth in “Item 4.B: Business Overview,” and to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could have ultimately improved our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various project finance agreements in connection with the financing of several of our Solar Plants, our Biogas facilities and the Manara PSP and raised funds via issuances of debt in private and public offerings in Israel (all as more fully described below).

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

On February 16, 2025, we issued NIS 214,479,000 par value principal of our Series G Debentures in an Israeli public offering and on December 10, 2025 we issued NIS 130,000,000 par value principal of our Series G Debentures in a private placement to Israeli classified investors. For more information see “Item 4.A: History and Development of Ellomay” under “Recent Developments.”

For more information see “Item 4.B: Business Overview,” “Item 10.C: Material Contracts” and Notes 6 and 11 to our annual financial statements included elsewhere in this Report.

As of December 31, 2025, we had a working capital of approximately €22.2 million, compared to a working capital deficiency of approximately €23.8 million as of December 31, 2024. Based on our current operating forecast, we believe that the combination of existing working capital, and expected cash flows from operations, will be sufficient to finance our ongoing operations for the next twelve months.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in short-term deposits.

As of December 31, 2025, we had approximately €87.6 million of cash and cash equivalents, compared with approximately €41.1 million of cash and cash equivalents at December 31, 2024 and approximately €51.1 million of cash and cash equivalents at December 31, 2023. The increase in cash during the year ended December 31, 2025 was mainly due to proceeds from the issuances of our Series G Debentures in February and December 2025, partially offset by our investments in the development and construction of renewable energy facilities and repayments made on account of our Debentures.

Project Finance

As of December 31, 2025, we were party to project finance agreements in connection with our Spanish Solar Plants, our Italian 198 MW Solar Portfolio, our WtE plants and the Manara PSP. We may in the future enter into additional project finance agreements with respect to one or more of our other current or future plants. The following is a brief description of the project finance agreements that existed during the year ended December 31, 2025.

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

As of December 31, 2025, the outstanding amount under the Talasol Financing was approximately €150 million. This aggregate outstanding loan balance is net of an amount of approximately €2.4 million of debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2025, the outstanding amounts under the Project Finance were approximately €11.1 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

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

As of December 31, 2025, the outstanding amounts under the Ellomay Solar Project Finance were approximately €9.5 million. This aggregate outstanding loan balance is net of an amount of approximately €0.2 million debt issuance costs to be amortized over the length of the underlying loan.

Italian 198 MW Solar Portfolio Financing

On February 27, 2025, we entered into a set of agreements governing the procurement of financing with a reputable European institutional investor, or the Lender, intended to finance the construction and related expenses of the Italian 198 MW Solar Portfolio, or the Italian 198 MW Solar Portfolio Financing. The financing in an amount of up to €110 million is provided by way of senior secured notes to be issued in multiple tranches during the construction phase by a wholly-owned subsidiary of Ellomay Luxembourg, our wholly-owned Luxembourg subsidiary. All notes are due on December 31, 2047 and to be repaid in semi-annual installments. The notes bear interest from and including the issue date to and excluding the maturity date at the rate of 4.50% per annum, to be paid semi-annually.

As of December 31, 2025, the outstanding amounts under the Italian 198 MW Solar Portfolio Financing were approximately €32 million.

US Solar Projects Financing

Our indirect subsidiary, Ellomay Texas Solar Projects, LP, entered into revolving loan agreements with Israel Discount Bank of New York. For more information see Note 11 to our annual financial statements included elsewhere in this Report.

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

As of December 31, 2025, the outstanding amount under the Groen Goor Project Finance was approximately €2.5 million.

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

As of December 31, 2025, the outstanding amount under the Oude Tonge Project Finance was approximately €2 million.

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

As of December 31, 2025, the outstanding amount under the Gelderland Loan Agreement was approximately €3 million.

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

Manara PSP Project Finance

The financial closing of the Manara PSP Project Finance occurred in February 2021. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd., in the aggregate amount of NIS 1.27 billion (approximately €317 million). This amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs. The linkage is performed once a year in March during the first four years of construction, and thereafter semi-annually until construction end. In March 2022, the facilities under the Manara PSP Project Finance were increased as a result of the rise in the Project Index by approximately NIS 40 million (approximately €10.6 million). A similar increase was carried out in March 2023 in the amount of approximately 63 Million NIS (approximately €16.8 million).

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

Sheva Mizrakot and Ellomay Water undertook to provide aggregate financing of approximately NIS 353 million (approximately €94.1 million at that time), pro rata to their holdings in the Manara PSP, linked to the Project Index. Due to the indexation, additional shareholders’ loans were provided by the shareholders pro rata to their respective holdings in Manara PSP. As of December 31, 2025, the financing provided by the owners of Manara PSP amounted to approximately NIS 392 million (approximately €105 million). Following a publication of the Israeli Electricity Authority regarding calculation methods that may reduce coverage ratios during the operations of the Manara PSP, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara Project PSP to be approximately NIS 37 million (approximately €9.2 million).

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

As of December 31, 2025, the outstanding amount under the Manara PSP Project Finance was approximately NIS 309 million (approximately €81.3 million). This aggregate outstanding loan balance is net of an amount of approximately NIS 6.9 million (approximately €1.8 million) of debt issuance costs to be amortized over the length of the underlying loan.

Other Financing Activities

As noted above, we historically financed a portion of our operations through the issuance of debt and equity in Israel. The following is a summary of outstanding Debentures issued in Israel and traded on the Tel Aviv Stock Exchange as of December 31, 2025:

Series	Outstanding Principal as of December 31, 2025 (NIS)	Annual Interest Rate as of December 31, 2025[1]	Indexation	Secured / Convertible	Final Repayment Date
D	62,000,000	1.2%	None	Convertible	December 31, 2026
E	220,000,000	6.05%	None	Secured	March 31, 2029
F	328,090,736	5.5%	None	N/A	March 31, 2030
G	344,479,000	6.34%	None	N/A	December 31, 2032

1.	For information concerning changes in the interest rates of Series E-G Debentures see below.

Series C Debentures – Repaid During 2025

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

The Series C Debentures were traded on the TASE.

The principal amount of Series C Debentures was repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal was paid, on June 30, 2022 15% of the principal was paid, on June 30, 2023 15% of the principal was paid, and on June 30 of each of the years 2024 and 2025 30% of the principal shall be paid. The Series C Debentures initially bore a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive) and as noted above this annual interest rate was increased to 3.55% effective June 6, 2022.

The Series C Debentures were repaid in full on June 30, 2025.

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

The Series D Convertible Debentures are traded on the TASE.

The principal amount of Series D Convertible Debentures is repayable one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021 through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into our ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately $50.55, as of the issuance date), subject to adjustments upon customary terms. In connection with the March 2026 amendments to the Deeds of Trust governing our Debentures, we disclosed that we intend to advance the approval of a decrease in the conversion price of the Series D Debentures from NIS 165 per ordinary share to a conversion price per ordinary share equal to the average closing price of our ordinary shares on the Tel Aviv Stock Exchange during the thirty trading days prior to our approach to the Israeli court for purposes of approval of the change in conversion price, plus 15%. Such decrease is subject to court approval (and any additional approvals required by the court, including potentially the approvals of the holders of the debentures and our shareholders) and to a listing approval of the additional shares by the NYSE American and Tel Aviv Stock Exchange and therefore we cannot currently estimate whether and when it will be implemented.

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

The Series D Deed of Trust further provides that we may make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders, provided that: (a) we will not distribute more than 75% of the distributable profit, (b) we will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) we are in compliance with all of our material undertakings to the holders of the Series D Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. We are also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series D Adjusted Balance Sheet Equity not lower than €85 million, (ii) Series D Ratio of Net Financial Debt to Series D CAP, Net not to exceed 60%, and (iii) Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and not to make distributions if we do not meet all of our material obligations to the holders of the Series D Convertible Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

As of December 31, 2025, the outstanding amount under the Series D Convertible Debentures, net of capitalized expenses, was approximately NIS 59.2 million (approximately €15.6 million).

For further information concerning the Series D Deed of Trust, see “Item 10.C: Material Contracts” and the Series D Deed of Trust and Amendment No. 1 to the Series D Deed of Trust included as Exhibits 4.15 and 4.26, respectively, under “Item 19: Exhibits.”

Series E Secured Debentures

On February 1, 2023, we issued NIS 220 million (approximately €58.5 million, as of the issuance date) of the Series E Secured Debentures, due March 31, 2029, through a public offering in Israel. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 218 million (approximately €56 million as of the issuance date). The Series E Secured Debentures are secured by the following pledges:

i.	a fixed pledge first degree on shares of Ellomay Luzon Energy held by Ellomay Energy LP, representing a 50% ownership of Ellomay Luzon Energy, which currently holds 33.75% of Dorad;

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

The Series E Secured Debentures are traded on the TASE.

The principal amount of Series E Secured Debentures is repayable in four equal installments on March 31 from 2026 through 2029 (inclusive). The Series E Secured Debentures bear a fixed interest at the rate of 6.05% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2023 through March 31, 2029 (inclusive). In connection with the March 2026 amendments to the Deeds of Trust governing our Debentures, the Series E Deed of Trust was amended, inter alia, to provide for an increase in the annual interest rate from 6.05% to 6.15%, commencing June 4, 2026.

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

As of December 31, 2025, the outstanding amount under the Series E Secured Debentures, net of capitalized expenses, was approximately NIS 218.9 million (approximately €58.4 million).

For further information concerning the Series E Deed of Trust, see “Item 10.C: Material Contracts” and the Series E Deed of Trust and Amendment No. 1 to the Series E Deed of Trust included as Exhibits 4.18 and 4.27, respectively, under “Item 19: Exhibits.”

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

The Series F Debentures are not secured by any collateral. The Series F Debentures and the Series 2 Warrants are traded on the TASE.

The principal amount of Series F Debentures is repayable in four non-equal installments on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed interest at the rate of 5.5% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive). In connection with the March 2026 amendments to the Deeds of Trust governing our Debentures, the Series F Deed of Trust was amended, inter alia, to provide for an increase in the annual interest rate from 5.5% to 5.75%, commencing June 4, 2026; provided, however, that this increase will be eliminated in the event, and for as long as, the Series F Debentures are rated above Baa1.il (or an equivalent rating).

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

As of December 31, 2025, the outstanding amount under the Series F Debentures, net of capitalized expenses, was approximately NIS 312 million (approximately €83.3 million).

For further information concerning the Series F Deed of Trust, see “Item 10.C: Material Contracts” and the Series F Deed of Trust and Amendment No. 1 to the Series F Deed of Trust included as Exhibits 4.22 and 4.28, respectively, under “Item 19: Exhibits.”

Series G Debentures

On February 16, 2025, we issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of our newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.9 million (approximately €56.7 million as of the issuance date). In December 2025, the Company issued in a private placement to Israeli classified investors NIS 130,000,000 par value of its unsecured non-convertible Series G Debentures, at a price of NIS 1.05 per NIS 1 principal amount of the Additional Series G Debentures, for an aggregate gross consideration of approximately NIS 136.5 million (approximately €36.3 million as of the issuance date). Following completion of the private placement, the aggregate outstanding par value of the Company’s Series G Debentures is NIS 344,479,000.

The Series G Debentures are not secured by any collateral and are traded on the TASE.

The principal amount of Series G Debentures is repayable in seven non-equal installments on December 31 in each of the years 2026 to 2032 (inclusive) as follows: 10% of the principal on the 2026 repayment date, 2.5% of the principal on each of the 2027 and 2028 repayment dates, 10% of the principal on the 2029 repayment date and 25% of the principal on each of the 2030, 2031 and 2032 repayment dates. The Series G Debentures bear a fixed interest at the rate of 6.34% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31, commencing December 31, 2025 through December 31, 2032 (inclusive). In connection with the March 2026 amendments to the Deeds of Trust governing our Debentures, the Series G Deed of Trust was amended, inter alia, to provide for an increase in the annual interest rate from 6.34% to 6.59%, commencing June 4, 2026.

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

As of December 31, 2025, the outstanding amount under the Series G Debentures, net of capitalized expenses, was approximately NIS 341.7 million (approximately €91.2 million).

For further information concerning the Series G Deed of Trust, see “Item 10.C: Material Contracts” and the Series G Deed of Trust and Amendment No. 1 to the Series G Deed of Trust included as Exhibit 4.24 and 4.29, respectively, under “Item 19: Exhibits.”

For more information concerning our financing activities, see Note 6, Note 11 and Note 12 to our annual financial statements included elsewhere in this Report.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2025	2024
	Euro in thousands
Net cash generated from operating activities	2,436	7,968
Net cash used in investing activities	(99,749)	(64,442)
Net cash generated from financing activities	140,414	42,961
Effect of exchange rate fluctuations on cash and cash equivalents	3,382	3,092
Increase (decrease) in cash and cash equivalents	46,480	(10,421)
Cash and cash equivalents at the beginning of the year	41,134	51,127
Cash generated from disposal groups classified as held-for-sale	-	428
Cash and cash equivalents at the end of the year	87,614	41,134

Operating activities

In the year ended December 31, 2025, we had net loss of approximately €6.4 million. Net cash generated from operating activities was approximately €2.4 million, which includes increased interest expenses in connection with our Debentures.

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

Investing activities

Net cash used in investing activities was approximately €99.7 million in the year ended December 31, 2025, primarily attributable to investments in the development and construction of renewable energy facilities, including the Manara PSP Project, Ellomay Solar Italy One SRL and Ellomay Solar Italy Two SRL projects and several solar projects in Italy and in the USA that have reached “ready to build” status.

Net cash used in investing activities was approximately €64.4 million in the year ended December 31, 2024, primarily attributable to investments in the development and construction of renewable energy facilities, including several Solar projects in Italy and in the USA that have undergone construction or reached “ready to build” status.

Financing activities

Net cash generated from financing activities in the year ended December 31, 2025 was approximately €140.4 million, derived primarily from proceeds from the issuance of our Series G Debentures and the private placement of our ordinary shares, proceeds from long-term loans, partially offset by repayment of Debentures and long-term loans.

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

During 2025, we issued our Series G Debentures in a public offering in Israel and in a private placement to Israeli classified investors and issued ordinary shares in a private placement to Israeli classified investors. For more information see “General,” and “Series G Debentures” under “Other Financing Activities” and “Project Finance” above and Notes 11, 12 and 16 to our financial statements included in this Report.

As of December 31, 2025, we were not in default under any financial covenants pursuant to the agreements set forth above.

As of December 31, 2025, our total current assets amounted to approximately €114.2 million, of which approximately €87.6 million was in cash and cash equivalents, compared with total current liabilities of approximately €92 million.

As of December 31, 2024, our total current assets amounted to approximately €62.8 million, of which approximately €41.1 million was in cash and cash equivalents, compared with total current liabilities of approximately €86.7 million.

Outstanding Warrants

As of March 31, 2026, we had 1,020,000 Series 2 Warrants outstanding. Each Series 2 Warrant is exercisable into one Ordinary Share, at an exercise price of NIS 80 (subject to adjustments upon customary terms) by no later than January 5, 2028. The Series 2 Warrants are traded on the TASE. In addition, the warrant issued to Clal in connection with its acquisition of 49% of our Italian 198 MW Solar Portfolio was outstanding. For more information concerning the Clal Warrant see “Item 4.A: History and Development of the Company” under “Recent Developments - Italian 198 MW Solar Portfolio Held Jointly with Clal.”

C.	Research and Development, Patents and Licenses, etc.

We did not conduct any research and development activities in the years ended December 31, 2023, 2024 and 2025.

D.	Trend Information

We operate in the Spanish, Italian and United States Solar markets, in the Netherlands waste-to-energy market and in the Israeli energy market through our five Solar Plants and the Talasol Solar Plant (of which we own 51%) in Spain, our three Solar Plants in Italy (of which we own 51%), our three Solar Plants in Texas, USA, our three WtE plants in the Netherlands, our ownership of 50% of the issued and outstanding shares of Ellomay Luzon Energy, our ownership of 83.333% of the Manara PSP and through several other projects under development in Italy, USA, Spain and Israel. Our operating Solar Plants are all fully operational and connected to the relevant national grids. However, as our operating Italian Solar Plants were connected to the grid during 2024 and in early 2025, and our operating US Solar Plants were connected to the grid during the second quarter of 2025, our results for 2023-2025 do not reflect a full three-years of operations of such plants.

Our business and revenue growth from the markets in which we operate depends, among other factors, on payments received in accordance with applicable regulations and from the sale of the electricity produced by our plants and on seasonality and availability of raw materials. Revenue derived from our Solar operations tends to be lower in the winter, primarily because of adverse weather conditions. The growth of our renewable energy business in Spain, Italy, the Netherlands, Israel and elsewhere and our other operations are affected significantly by government subsidies and economic incentives. Dorad’s revenues are also dependent to an extent on regulation and seasonality.

Our business was impacted in by the increase in electricity prices a portion of 2023 in Europe and specifically in Spain caused by the increasing demand for electricity and by the military conflict between Russia and Ukraine, which caused an increase in natural gas prices. Our business was further impacted by the decrease in electricity prices in Spain, mainly due to the increased hydro power production during the winter during 2024 and 2025. The impact of the decrease in electricity prices on our financial results was mitigated as it did not affect the portion of the electricity produced by our facilities that is subject to a PPA. The military conflict between Russia and Ukraine also contributed to a disruption in supply chains of certain materials, including materials comprising the feedstock used by our biogas facilities in the Netherlands and an increase in delivery prices, mainly due to an increase in the price of fuel. The increase in fuel prices due to the war between the USA and Israel and Iran in early 2026 may also impact delivery costs in the future. The demand for electricity is expected to continue to increase in the future, also due to the increased electricity use by computer and server farms in connection with artificial intelligence software, blockchain and crypto currencies.

In addition, our ability to continue to leverage the investment in these markets may affect the profitability of past and future transactions. In recent years, the capital markets have experienced an increase in interest rates, which also impacts our ability to raise the capital required for the implementation of our business plan. A continued increase in interest rates could limit the capital available to us, on acceptable terms or at all.

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

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors and Senior Management

The following table sets forth certain information with respect to our directors and senior management, as of March 31, 2026:

Name	Age	Position with Ellomay
Ben Sheizaf(1)	68	Chairman of the Board of Directors
Ran Fridrich(2)	73	Director and Chief Executive Officer
Gilad Mamlok(3)(4)(5)	57	Director
Odelya Ohayon(3)	46	Director
Daniel Vaknin(3)(4)(5)	70	Director
Dorit Ben Simon(3)(4)(5)	58	Director
Kalia Rubenbach	47	Chief Financial Officer
Maya Shaltiel	46	Chief Strategy Officer

(1)	Provides active chairman services to the Company pursuant to the Active Chairman Agreement (See “Item 6.B: Compensation”).

(2)	Provides management services to the Company pursuant to the Management Services Agreement (See “Item 6.B: Compensation”).

(3)	Independent Director pursuant to the NYSE American LLC rules.

(4)	Member of our Audit and Compensation Committees.

(5)	External Director pursuant to the Companies Law.

The address of each of our executive officers and directors is c/o Ellomay Capital Ltd., 18 Rothschild Boulevard, 1st floor, Tel Aviv 6688121, Israel.

Ben Sheizaf has served as a director and Chairman of the Board of Ellomay since November 25, 2024. Mr. Sheizaf is the founder and CEO of B.P.O. Ltd., a consulting firm since 2019, and has held many senior positions in the Israeli finance and insurance sectors. Mr. Sheizaf currently serves as a member of the board of AIG Israel Ltd. and as chairman of the board of Detelix Software Technologies Ltd and previous served as a member of the board and chairman of the risk management committee of Isracard Ltd. (TASE: ISCD). Between 2008-2019 he held several positions in Phoenix Financial Ltd. (TASE: PHOE), including Deputy CEO and Head of the Long-Term Savings Division, CEO of The Phoenix Pension and Provident Fund Ltd. and a board member of other companies in the group, chairman of Excellence Provident Fund Ltd. and a member of the board of Excellence Investments Ltd. (between 2018-2019), and chairman of Shekel Insurance Agency (2008) Ltd. (between 2012-2015). Mr. Sheizaf holds a B.A. in Accounting and Economics from Tel Aviv University and completed a supplemental year of accounting studies.

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

Gilad Mamlok has served as a director of Ellomay since March 2026. Mr. Mamlok serves as the Chief Financial Officer of Protalix BioTherapeutics, Inc. (NYSE American: PLX) since August 2025. Mr. Mamlok is a seasoned financial executive with three decades of experience in healthcare and technology companies. He has an extensive background in capital markets transactions, mergers and acquisitions, business development and investor relations as well as in corporate governance matters. Prior to his role in Protalix, he served as the Chief Financial Officer of TytoCare Ltd., a privately-held company in the remote healthcare space. Prior to his role at TytoCare, Mr. Mamlok served as the Chief Financial Officer of Sol-Gel Technologies Ltd. In this role, he was responsible for an initial public offering and other capital markets transactions, as well as in-licensing and out-licensing transactions. Prior to his role at Sol-Gel, he served in other medical device companies, including Given Imaging which was acquired by Covidien plc in 2014. Mr. Mamlok holds a BA in Economics, magna cum laude, and a Master’s degree in Business/Managerial Economics, both from the Tel Aviv University.

Odelya Ohayon has served as a director of Ellomay since March 2026. Ms. Ohayon is a strategic leader and business development expert with over 15 years of executive experience. She currently provides high-level strategic advisory to CEOs and Boards, focusing on business strategy and market-leading innovation. Previously, she served as VP of Marketing at Samsung Electronics Israel, where she was a member of the Executive Management Team and managed an annual turnover of NIS 1.5 billion. Her prior leadership roles include VP of Marketing and Business Development at Solgar & Supherb and Marketing Manager at Partner Communications, where she managed portfolios exceeding NIS 2 billion. Ms. Ohayon is a lecturer in marketing and entrepreneurship at the College of Management and Ariel University. She holds a B.A. in Business Administration from Ben-Gurion University and an M.B.A. from the Academic Studies Center.

Daniel Vaknin has served as an external director of Ellomay since December 20, 2020. Mr. Vaknin is a financial consultant. Mr. Vaknin currently serves on the Board of Directors of Clal Insurance Company Ltd., Ilex Medical Ltd. (TASE: ILX), Arad Ltd. (TASE: ARD), Kardan Israel Ltd. (TASE: KRDI), B.S.R Engineering and Development Ltd. (TASE: BSRE) and Fishman Chains Ltd. and served on the Board of Directors of Global Wings Leasing Ltd. (TASE: GKL) until 2020. From 2007 to 2011 Mr. Vaknin served as Chief Executive Officer of Israel Financial Levers Ltd. From 2005 to 2007 Mr. Vaknin served as the Chief Executive Officer of Phoenix Investments and Finance Ltd. From 2004 to 2005 Mr. Vaknin served as the Vice Chief Executive Officer of I.D.B Development Company Ltd. Prior to that Mr. Vaknin was a Senior Partner at Kesselman & Kesselman C.P.A.s, a member firm of PricewaterhouseCoopers International Limited. Mr. Vaknin is a CPA and holds a BA in Economics and Accounting from the Hebrew University in Jerusalem.

Dorit Ben Simon has served as an external director of Ellomay since December 20, 2023. Ms. Ban Simon serves as the Founder & Managing Partner of BSS Capital and as a President of IFI, the primary educational entity for the local financial services industry. Ms. Ben Simon previously served as a CFO and Group Chief Risk Officer (CRO) at Israel Discount Bank (2006-2011). Prior to Discount Bank, Ms. Ben Simon was CEO of Gmulot, the leading asset management company in Israel and a subsidiary of Bank Hapoalim (2001-2006). Ms. Ben Simon serves as an external director of Massivit 3D Printing Technologies Ltd. (TASE: MSVT) since 2021 and served as an independent director of Meshek Energy-Renewable Energies Ltd. (TASE: MSKE) from 2020 to 2022, Energix-Renewable Energies Ltd. (TASE: ENRG) from 2012 to 2018 and Knafaim Holdings Ltd. (TASE: KNFM) from 2012 to 2021. Ms. Ben Simon holds an M.B.A in Finance and Banking and a B.A in Economy and General Studies, both from the Hebrew University in Jerusalem.

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

Maya Shaltiel has served as our Chief Strategy Officer since September 2025. Prior to that Ms. Shaltiel served as a consultant to the Company since April 2024. Ms. Shaltiel is a strategic dealmaker and entrepreneur with extensive experience in cross-border energy transactions. She has led negotiations with global energy companies, institutional investors, and private equity funds, with a proven ability to align diverse stakeholders across geographies and drive successful outcomes. Prior to joining Ellomay, Ms. Shaltiel founded MISA, an international boutique advisory firm, advising CEOs of publicly listed renewable energy companies on international expansion and strategic partnerships, and led utility-scale renewable energy initiatives in emerging markets, including establishing joint ventures and driving strategic partnerships with global partners. Ms. Shaltiel previously held senior consulting roles at Deloitte, and served as a member of the global management team at Baker Tilly International, where she led the development and execution of regional strategy across 92 member firms and drove cross-border collaboration. Ms. Shaltiel holds an M.B.A. with honors from a Columbia School program, and a B.A. in Economics and Management from Ben Gurion University (with honors).

There are no family relationships among any of the directors or members of senior management named above. In April 2025, we and Mr. Yehuda Saban, our former Director of Operations for Israel and EVP of Business Development, agreed that his contract with the Company will terminate effective September 30, 2025. As of July 2025, Mr. Ori Rosenzweig’s employment as our Chief Investment Officer ended.

In March 2026, in connection with the sale of shares held by our former controlling shareholders to Nofar, Ms. Anita Leviant and Mr. Ehud Gil resigned from our Board of Directors and Ms. Odelya Ohayon and Mr. Gilad Mamlok were appointed to fill the vacancies created. Mr. Mamlok was appointed as a member of the Audit Committee and Compensation Committee, replacing Ms. Leviant.

B.	Compensation

General

Salaries, fees, commissions, share compensation and bonuses paid or accrued with respect to all of our directors and senior management as a group in the fiscal year ended December 31, 2025 was approximately €1.42 million, including an amount of approximately €0.1 million related to pension, retirement and other similar benefits (includes payments made to Ms. Shaltiel in consideration for consulting services provided to us prior to her appointment as an officer). These figures do not include the compensation of Mr. Ran Fridrich, our Chief Executive Officer and a member of our Board, who was compensated pursuant to a Management Services Agreement (see “Item 7.B: Related Party Transactions” below) and has, in connection with such agreement, waived his right to receive the compensation, including options, paid to our other directors. These fees also do not include the compensation of Mr. Sheizaf, who was appointed as our Chairman of the Board on November 25, 2024 and was compensated pursuant to an Active Chairman Agreement more fully described below.

The table below reflects the cost of employment of our five most highly compensated “office holders” (as such term is defined in the Companies Law) during or with respect to the year ended December 31, 2025. All amounts reported in the table below are as recognized in our financial statements for the year ended December 31, 2025.

	Salary(1)	Management/ Consulting Fees		Bonus	Share-Based Payment	Total
Name and Position	(euro in thousands)
Ben Sheizaf, Chairman of the Board	-	309	(2)	-	-	309	(2)
Ran Fridrich, CEO and Director	-	516	(2)	-	-	516	(2)
Yehuda Saban, former Director of Operations for Israel and EVP of Business Development(3)	-	286		-	-	286
Kalia Rubenbach, Chief Financial Officer	289	-		118	-	407
Maya Shaltiel, Chief Strategy Officer(4)	100	297		-	-	397

1.	Salary and related benefits are paid to our executive officers in NIS. Salary as reported herein includes the recipient’s gross salary plus payment of social and other benefits made by us to or on behalf of the recipient. Such benefits may include, to the extent applicable, payments, contributions and/or allocations for education funds, pension funds, managers’ insurance, severance, risk insurances (e.g., life, or work disability insurance), social security, tax gross-up payments, vacation, car, phone, convalescence pay and other benefits and perquisites consistent with our policies.

2.	Such amounts were paid pursuant to the terms of the Management Services Agreement. For additional information, see “Management Services Agreement” below.

3.	As noted above, Mr. Saban did not serve as an officer for the entire year and therefore the compensation included in the table does not indicate a full year of service.

4.	Includes payments made to Ms. Shaltiel in consideration for consulting services provided to us prior to her appointment as an officer.

For more information concerning option grants to office holders see “Item 6.E: Share Ownership.”

In January 2026, our Compensation Committee and Board of Directors approved a discretionary and special contingent bonus for Mr. Rubenbach (in the amount of six monthly salaries) and Ms. Shaltiel (in the amount of three monthly salaries) to be paid in the event such officer will remain an officer for a period of eighteen months commencing upon the change of control (which was consummated on March 4, 2026). In the event the officer’s employment will terminate prior to such period she will be entitled to receive the bonus if she resigned under circumstances that are deemed as termination of employment under Israeli law or if we terminate her employment other than under certain circumstances (such as termination under circumstances that entitle the employer not to pay severance payments under Israeli law).

Management Services Agreement

As our annual shareholders meeting held on August 12, 2021, or the 2021 Shareholders Meeting, our shareholders approved, following the approval by our Audit and Compensation Committee and Board of Directors, an Amended and Restated Management Services Agreement, or the Management Services Agreement, effective July 1, 2021, which provided, among other things, for the payment of NIS 1.386 million (approximately €0.365 million) per year to Meisaf Blue & White Holdings Ltd., a private company controlled by Shlomo Nehama, or Meisaf, in consideration for the services provided by Meisaf, including the service of Mr. Nehama as our Chairman of the Board in no less than a 77% position and the payment of NIS 1.8 million (approximately €0.474 million) per year to Kanir and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich, or Keystone (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone or such other division as notified in writing to the Company by Kanir and Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as our Chief Executive Officer and a director.

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

The management fee is the full and final compensation for the provision of the services and shall be in lieu of any and all payments that are due to the Service Providers as Board members, including the right to receive the options to purchase ordinary shares of the Company in accordance with the Company’s 1998 Share Option Plan for Non-Employee Directors.

Kanir, Meisaf and Keystone serve as independent contractors of the Company and each of them is solely responsible to any payment it is required to pay its employees and representatives and undertake to indemnify the Company in the event the Company suffers any damage due to a determination that any of them or their affiliates are employees of the Company.

The Management Services Agreement be in effect until the earlier of: (i) June 30, 2027, (ii) the termination of service of Messrs. Nehama and Fridrich on our Board of Directors, (iii) a date that is six (6) months following the delivery of a written termination notice by Meisaf, Kanir and Keystone to the Company or by the Company to Meisaf, Kanir and Keystone, or (iv) the cessation of provision of Chairman and CEO services. In the event only Meisaf ceases to provide services or only Keystone and Kanir cease to provide services, the Management Services Agreement will continue in full force and effect with respect to the other parties, mutatis mutandis; and

On November 25, 2024, Mr. Shlomo Nehama resigned his position as Chairman of the Board and the Management Services Agreement was immediately terminated pursuant to its terms with respect to Meisaf. The Management Services Agreement continued in effect with respect to services provided by Kanir and Keystone through Mr. Ran Fridrich, who serves as our CEO and Board member.

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

For further information concerning the Management Services Agreement and an Active Chairman Agreement executed with Mr. Ben Sheizaf, our Chairman of the Board, see “Item 10.C: Material Contracts” and the Management Services Agreement and Active Chairman Agreement included as Exhibit 4.16 and Exhibit 4.23, respectively, under “Item 19: Exhibits.”

Compensation of Non-Executive Directors

As approved by our shareholders, we pay our non-executive directors (Daniel Vaknin, Dorit Ben Simon, Odelya Ohayon and Gilad Mamlok) remuneration for their services as directors. These directors are paid in accordance with the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations. The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. The cash amounts paid to our external directors pursuant to the Compensation Regulations, as approved by our shareholders, are the average between the minimum amount and the fixed amount permitted by the Compensation Regulations for companies that are in the range of shareholders’ equity of the Company, which currently amount to an annual fee of NIS 71,730 (approximately €19,151) and an attendance fee of NIS 2,610 (approximately €697) per meeting (board or committee). These amounts are updated once a year based on increases in the Israeli Consumer Price Index. According to the Compensation Regulations, which we apply to all our non-executive directors, the directors are entitled to 60% of the meeting fee if they participated at the meeting by teleconference and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

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

Under the 1998 Plan, a “Grant Date” means August 1 of each year. The 1998 Plan provides that each of our non-employee directors automatically receives on such director’s first day as a director an option to purchase up to 1,000 ordinary shares pro-rated based on the number of full months of service between the prior Grant Date and the next Grant Date. Each such non-employee director would also automatically receive, on each subsequent Grant Date, an option to purchase 1,000 ordinary shares provided that he or she is a non-employee director on the Grant Date and has served as a non-employee director for the entire period since his or her previous Grant Date.

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

Until July 2025, we were a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide. As a result, we were exempt from certain of the NYSE American LLC corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors and the additional requirements concerning compensation committee independence, compensation advisor engagement and independence. Commencing July 2025, we are no longer a “controlled company” and have elected to follow Israeli law (“home country law”), which we currently follow, with respect to certain matters. For more information see “Item 16.G: Corporate Governance.”

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

Terms of Directors

Our Board currently consists of six members, including two external directors. Pursuant to our Articles, unless otherwise prescribed by resolution adopted at a general meeting of our shareholders, our Board shall consist of not less than four (4) nor more than eight (8) directors (including the external directors). Except for our two external directors, the members of our Board are elected annually at our annual shareholders’ meeting and remain in office until the next annual shareholders’ meeting, unless the director has previously resigned, vacated his office, or was removed in accordance with the Articles. Our most recent annual meeting (the 2025 Annual Meeting), was held on October 23, 2025. Our Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in the Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

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

Our Board determined that four of the members of our Board, Ms. Ohayon, Mr. Mamlok, Ms. Ben Simon and Mr. Vaknin, are “independent” within the meaning of Section 803A of the NYSE American LLC Company Guide.

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

Our Audit Committee, acting pursuant to a written charter adopted based on the requirements of the Companies Law, the rules promulgated under the Exchange Act and the NYSE American LLC Company Guide, currently consists of Daniel Vaknin, who is also the chairman of the Audit Committee, Dorit Ben Simon and Gilad Mamlok. The members of our Audit Committee satisfy the respective “independence” requirements of the Securities and Exchange Commission, NYSE American LLC and Israeli law for audit committee members. During 2025, our Audit Committee met at least once each quarter.

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

Our Audit Committee assists our Board in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. Under the Sarbanes-Oxley Act of 2002, the Audit Committee is also responsible for the appointment, compensation, retention and oversight of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. However, under the Companies Law the appointment of independent auditors requires the approval of our shareholders, accordingly, the appointment of the independent auditors is approved and recommended to the shareholders by our Audit Committee and Board and ratified by the shareholders. Furthermore, pursuant to our Articles, our shareholders have the authority to determine the compensation of the independent auditors (or empower the Board to establish their remuneration, as they have in the 2025 Shareholders Meeting) and such compensation is approved by our Board following a recommendation of the Audit Committee.

The Audit Committee discussed with the independent registered public accounting firm the matters covered by Statement on Auditing Standards No. 114, as well as their independence, and was satisfied as to the independent registered public accounting firm’s compliance with said standards.

Compensation Committee

The Companies Law requires the board of directors of a public company to appoint a compensation committee that shall consist of no less than three members, that will include all of external directors (which will constitute a majority of its members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the Compensation Regulations. In addition, the Companies Law imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee. Our Compensation Committee currently consists of Daniel Vaknin, who is also the chairman of the Compensation Committee, Dorit Ben Simon and Gilad Mamlok.

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

The current coverage of our directors’ and officers’ liability insurance policy is $15 million. At our 2025 Annual Meeting, our shareholders approved, following the approval of our Compensation Committee and Board, the terms and conditions for the renewal, extension and/or replacement, from time to time, of our directors’ and officers’ liability insurance policy for all current and future directors and officers (including office holders who may be deemed to be controlling shareholders or relatives of controlling shareholders, within the meaning of the Companies Law) as follows: (i) the coverage limit per claim and in the aggregate under the policy may not exceed $15 million; (ii) the premium paid for such policy for a 12 month period may be up to $900,000 per year, and (iii) our Compensation Committee is and will be authorized to increase coverage and/or the maximum annual premium set forth under (ii) above by up to 30% in any year, as compared to the previous year, without additional shareholders’ approval. Based on these and prior approvals, we obtained directors’ and officers’ liability insurance covering our directors and officers. Our Compensation Policy provides that our office holders will be covered by a Directors and Officers insurance liability policy, to be periodically purchased us, subject to the requisite approvals under the Companies Law, including run-off insurance for a period of up to seven years, and that the coverage limit per claim and in the aggregate under the policy may not exceed $15 million and our Compensation Committee is and will be authorized to increase coverage by up to 30% in any year, as compared to the previous year.

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

In connection with the change of control transaction in March 2026, our Audit and Compensation Committee and our Board of Directors approved the purchase of a runoff directors and officers liability insurance policy for a seven-year period and the purchase of a new directors and officers liability insurance policy commencing on the date of change of control. The approvals were in accordance with the terms of our Compensation Policy, the resolution approved at the 2025 Annual Shareholders Meeting and the provisions of the Relief Regulations, which provide that obtaining directors and officers liability insurance policies shall not require approval by the shareholders and may be approved by the Compensation Committee alone, provided that the terms of the engagement are set forth in the company’s compensation policy (that has been approved by the company’s shareholders with the requisite majority under the Companies Law); and provided further that the engagement is on market terms and is not likely to materially affect the company’s profitability, assets, or liabilities. In connection with the acquisition of the runoff policy and the new policy (for an 18-month period) we paid approximately $0.31 million (after an offset of approximately $0.33 million in connection with the cancellation of the policy that was in effect on the date of the change of control) and $0.385 million, respectively.

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

As of December 31, 2025 we had 29 employees, as of December 31, 2024 we had 26 employees and as of December 31, 2023 we had 26 employees. As of December 31, 2025, 14 employees were located in Israel, all in management, finance and administration positions, one employee, serving as project manager, was located in Spain, 3 employees, serving as project managers and another employee serving as accounting manager, were located in Italy, 9 employees are located in the Netherlands, all engaged in the administration and operation of our WtE plants and one part-time employee in Luxembourg.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of March 31, 2026, of (i) each of our directors and (ii) each member of our senior management. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge and has been furnished in part by the respective directors and members of senior management.

Name of Beneficial Owner	Number of Shares Beneficially Held(1)	Percent of Class
Ben Sheizaf	-	-
Ran Fridrich	-	-
Gilad Mamlok	-	-
Odelya Ohayon	-	-
Daniel Vaknin(1)	4,583	*
Dorit Ben Simon(1)	1,616	*
Kalia Rubenbach(2)	9,000	*
Maya Shaltiel	-	-
All directors and executive officers as a group	15,199	*

*	Less than one percent of the outstanding ordinary shares. See additional details below.

1.	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2026 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 13,783,230 ordinary shares outstanding as of March 31, 2026. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

2.	(i) Daniel Vaknin holds currently exercisable options to purchase 4,583 ordinary shares with expiration dates ranging between December 30, 2030 and August 1, 2034 and exercise prices per share ranging between $12.02 - $34.3 and (iv) Dorit Ben Simon holds currently exercisable options to purchase 1,616 ordinary shares with expiration dates ranging between December 20, 2033 and August 1, 2034 and exercise prices per share ranging between $12.02 - $15.19.

Our currently serving directors hold, in the aggregate, options to purchase 9,033 ordinary shares. The options have a weighted average exercise price of approximately $19.52 per share and have expiration dates until 2036. During the years ended December 31, 2023, 2024 and 2025, each of our non-employee directors then serving, was granted options to purchase 1,000 shares (on August 1 of each of such years) and a pro rata portion of such number of options on the date of his or her appointment as a board member under the 1998 Plan. The exercise price for the underlying shares of such options is the “Fair Market Value” (as defined in the 1998 Plan) of our ordinary shares at the date of grant. The options expire ten years after their grant date. As described above under “Compensation - Compensation of Non-Executive Directors”, the options granted to our directors vest on the first anniversary of the grant date, provided that the recipient is a member of our Board on such anniversary. Of the options held by our directors, options to purchase 6,199 ordinary shares are currently exercisable, options to purchase 2,000 ordinary shares will become exercisable on August 1, 2026 and options to purchase 834 ordinary shares will become exercisable on March 4, 2027.

In November 2021, we granted Kalia Rubenbach options to purchase 9,000 ordinary shares, all of which are currently vested and have an exercise price of $29.36 per ordinary share. In January 2026, we granted Kalia Rubenbach options to purchase 64,500 ordinary shares, vesting in three installments (17,737 of the options will vest on January 12, 2027, 23,649 of the options will vest on January 12, 2028 and 23,114 of the options will vest on January 12, 2029), with an exercise price of $27.14.

Outstanding Options

1998 Share Option Plan for Non-Employee Directors

For more information concerning our 1998 Share Option Plan for Non-Employee Directors see “Item 6.B: Compensation.”

As of January 1, 2025, December 31, 2025 and March 31, 2026, there were 19,551, 15,551 and 16,717 ordinary shares, respectively, available for future grants under the 1998 Plan.

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

As of March 31, 2026, there were options to purchase 75,000 ordinary shares outstanding under the 2000 Plan. The number of additional ordinary shares available for issuance under the 2000 Plan, as of January 1, 2025, December 31, 2026 and March 31, 2026, was 547,206, 569,706 and 505,206.

F.	Disclosure of a Registrant’s action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2026, by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders (and on information provided by them).

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
O.Y. Nofar Energy Ltd.(2)	6,318,946	45.8%
Clal Insurance Enterprises Holdings Ltd.(3)	1,940,045	13.6%
Yelin Lapidot Holdings Management Ltd.(4)	1,411,082	10.2%
The Phoenix Holdings Ltd.(5)	1,399,513	9.7%
Menora Mivtachim Holdings Ltd.(6)	1,287,839	9.3%

(1)	As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from March 31, 2026 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 13,783,230 ordinary shares outstanding as of March 31, 2026. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)	Based on a Schedule 13D filed by O.Y. Nofar Energy Ltd., Yannay Group Ltd. and Mr. Ofer Yannay on March 11, 2026. Based on the Schedule 13D, Nofar directly owns 6,318,946 ordinary shares, constituting approximately 45.8% of the our issued and outstanding ordinary shares. Yannay Group, controlled by Mr. Yannay, is the controlling shareholder of Nofar and, by virtue of such control (and Mr. Yannay’s serving as Chief Executive Officer of Nofar), each of Yannay Group and Mr. Yannay may be deemed to beneficially own the shares held by Nofar. Each of Yannay Group and Mr. Yannay disclaims beneficial ownership of such shares except to the extent of its or his (as applicable) pecuniary interest therein.

(3)	Based on a Schedule 13G/A submitted on August 14, 2025 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, the ordinary shares reported as beneficially owned by Call consist of: (i) 41,204 ordinary shares, including 34,596 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are beneficially held for Clal’s own account and (ii) 1,898,841 ordinary shares, including 416,001 ordinary shares issuable upon the exercise of warrants to purchase ordinary shares that are exercisable within 60 days, which are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than the ordinary shares beneficially owned for its account.

(4)	Based on a Schedule 13G/A submitted on February 5, 2026 reporting holdings as of December 31, 2025 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 819,019 ordinary shares, which constitute approximately 5.9% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 592,066 ordinary shares, which constitute approximately 4.3% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(5)	Based on a Schedule 13G/A submitted on February 10, 2025 by The Phoenix Holdings Ltd., or Phoenix, and information provided by the holder. Based on such information, the 1,339,513 ordinary shares reported as beneficially owned by Phoenix consist of: (i) 32,091 ordinary shares held by The Phoenix Investments House – trust funds, (ii) 117,410 ordinary shares held by The Phoenix nostro accounts, (iii) 1,169,495 ordinary shares held by Partnership for Israeli Shares, (iv) 20,001 ordinary shares held by Partnership for investing in shares indexes and (v) 516 ordinary shares held by Phoenix market making operations. As noted in the Schedule 13G/A, the Phoenix entities that hold the ordinary shares manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients and each of them operates under independent management and makes its own independent voting and investment decisions. Consequently, Phoenix and each of such entities disclaims any beneficial ownership of the securities reported as beneficially owned by them in excess of their actual pecuniary interest therein.

(6)	Based on a Schedule 13G/A submitted on February 10, 2026 by Menora Mivtachim Holdings Ltd., or Menora Holdings, and Menora Mivtachim Pensions & Gemel Ltd. and information provided by the holder. Based on such information, the 1,287,839 ordinary shares reported as beneficially owned by Menora consist of: (i) 1,145,141 ordinary shares beneficially owned by Menora Mivtachim Pensions and Gemel Ltd., (ii) 134,663 ordinary shares beneficially owned by Menora Mivtachim Insurance Ltd., and (iii) 8,035 ordinary shares beneficially owned by Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd. The ordinary shares reported are beneficially owned by Menora Holdings and by entities that are direct or indirect, wholly-owned or majority-owned, subsidiaries of Menora Holdings, such as Menora Mivtachim Insurance Ltd., Shomera Insurance Company Ltd., Menora Mivtachim Pensions and Gemel Ltd., Menora Mivtachim Vehistadrut Hamehandesim Nihul Kupot Gemel Ltd., and Menora Mivtachim Investment Portfolio Management Ltd. The economic interest or beneficial ownership in a portion of the ordinary shares reported as beneficially owned by Menora Holdings and its subsidiaries (including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities) is held for the benefit of insurance policy holders, the owners of portfolio accounts, or the members of the provident funds or pension funds, as the case may be. Each of Menora Holdings and its subsidiaries disclaims beneficial ownership of any such securities except to the extent of its pecuniary interest therein.

Significant Changes in the Ownership of Major Shareholders

On February 9, 2023, Mr. Dov Yelin, Mr. Yair Lapidot and Yelin Lapidot Holdings Management Ltd., or the Yelin Lapidot Reporting Persons, submitted an amendment to their Schedule 13G, indicating that as of December 31, 2022, they beneficially owned 1,741,299 ordinary shares, which at the time constituted approximately 13.5% of our outstanding ordinary shares. On January 31, 2024, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2023, they beneficially owned 1,632,040 ordinary shares, which at the time constituted approximately 12.7% of our outstanding ordinary shares. On November 10, 2025, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of September 30, 2025, they beneficially owned 1,584,920 ordinary shares, which at the time constituted approximately 11.5% of our outstanding ordinary shares. On February 5, 2026, the Yelin Lapidot Reporting Persons submitted an amendment to their Schedule 13G, indicating that as of December 31, 2025, they beneficially owned 1,411,082 ordinary shares, which at the time constituted approximately 10.2% of our outstanding ordinary shares.

On February 13, 2023, Clal submitted an amendment to its Schedule 13G indicating that as of December 31, 2022, it beneficially owned 1,422,498 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2022), which at the time constituted approximately 11.0% of our outstanding ordinary shares. On February 14, 2024, Clal submitted an amendment to its Schedule 13G indicating that as of December 31, 2023, it beneficially owned 1,568,669 ordinary shares (including 56,115 ordinary shares underlying warrants that are exercisable within 60 days of December 31, 2023), which at the time constituted approximately 12.2% of our outstanding ordinary shares. On August 14, 2025, Clal submitted an amendment to its Schedule 13G indicating that as of June 30, 2025, it beneficially owned 1,940,045 ordinary shares (including 450,597 ordinary shares underlying warrants that are exercisable within 60 days of June 30, 2025), which at the time constituted approximately 14.6% of our outstanding ordinary shares.

On December 26, 2023, Phoenix submitted an amendment to its Schedule 13G indicating that it holds 700,802 ordinary shares, which at the time constituted approximately 5.5% of our outstanding ordinary shares, and on February 10, 2025 Phoenix submitted an amendment to its Schedule 13G indicating that it holds 1,306,161 ordinary shares, which at the time constituted approximately 10.2% of our outstanding ordinary shares. Phoniex thereafter provided the information that appears in the table below concerning its updated holdings to us.

On August 4, 2025, Menora Holdings and Menora Mivtachim Pensions & Gemel Ltd., or, together, Menora, submitted a Schedule 13G indicating that as of July 28, 2025 they held 972,346 ordinary shares, which at the time constituted approximately 7.1% of our ordinary shares. On February 10, 2026, Menora submitted an amendment to its Schedule 13G indicating that as of December 31, 2025 they held 1,195,025 ordinary shares, which at the time constituted approximately 8.7 of our ordinary shares. Menora thereafter provided the information that appears in the table below concerning its updated holdings to us.

Based on information available to us, during the year ended December 31, 2023, the 254,524 ordinary shares previously held by the estate of Mr. Hemi Raphael, constituting approximately 2% of our outstanding ordinary shares, were transferred to Ms. Anat Raphael and during the year ended December 31, 2025, Mr. Shlomo Nehama transferred his holdings in our ordinary shares to S. Nechama Investments (2008) Ltd., or Nechama Investments. On March 4, 2026, Nechama Investments, Ms. Raphael and Kanir Joint Investments (2005) LP, or Kanir, sold all of their holding in our ordinary shares (an aggregate of 6,318,946, constituting approximately 45.85%) to Nofar.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 31, 2026, there were 23 record holders of ordinary shares, of which 9 represented United States* record holders holding approximately 53.9% of our outstanding ordinary shares (including approximately 53.8% of our outstanding ordinary shares held by the Depository Trust Company). This does not reflect persons or entities that hold ordinary shares in nominee or “street name” through various brokerage firms and does not reflect where the beneficial holders of our shares are located in part because the shares held by the Depository Trust Company include shares held for the Tel Aviv Stock Exchange Clearing House.

*	Including the Depository Trust Company

2008 Shareholders Agreement

Pursuant to public filings made and information provided by the Company’s former controlling shareholders, Kanir and Nechama Investments and their affiliates (who sold their holdings in the Company to Nofar on March 6, 2026), on March 24, 2008, Kanir and Nechama Investments entered into a shareholders agreement, or the 2008 Shareholders Agreement, with respect to their holdings of our ordinary shares. The following summary is based on public filings made by the parties to the 2008 Shareholders Agreement, which include a more detailed description of the 2008 Shareholders Agreement and a copy of such agreement and that are not incorporated by reference herein.

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

B.	Related Party Transactions

Management Services Agreement

Our prior controlling shareholders were a party to a Management Services Agreement with us, most recently approved at our 2024 Shareholders Meeting.

For further information concerning the Management Services Agreement and an Active Chairman Agreement executed with Mr. Ben Sheizaf, our Chairman of the Board, see “Item 6.B: Compensation.”

Employment of Mr. Asaf Nehama

Mr. Asaf Nehama, the son of Mr. Shlomo Nehama, who was one of our controlling shareholders until March 4, 2026, has been employed by us since October 1, 2022. At our 2022 Shareholders Meeting, our shareholders approved, following the approvals of our Audit and Compensation Committee and Board of Directors, the terms of employment for Mr. Asaf Nehama in an analyst position, effective October 1, 2022, which included a monthly gross salary of NIS 12,000 and other social and ancillary benefits as required under applicable law and customary in the Company.

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

At our 2025 Annual Shareholders Meeting, our shareholders approved, following the approvals of our Audit and Compensation Committee and Board of Directors: (i) an increase in the monthly gross salary of Mr. Nehama effective October 1, 2025 to NIS 19,000 and an increase in the monthly lump sum payment for overtime for Mr. Nehama to NIS 10,000 (the monthly gross salary together with the monthly lump sum for overtime (i.e. NIS 29,000), will be referred to as the “Salary” for purposes of the description and social benefits included above), and (ii) a bonus for the year ended December 31, 2024 in the amount of two monthly Salaries (i.e., an aggregate bonus of NIS 58,000).

For a further discussion of transactions and balances with related parties see “Item 4.D: Property, Plants and Equipment” (with respect to the previous sublease of office space to a company controlled by Mr. Nehama), “Item 6.B: Compensation,” “Item 6.C: Board Practices” under “Indemnification, Exemption and Insurance of Executive Officers and Directors,” “Registration Rights” above and Note 15 to our consolidated financial statements, which are included elsewhere in this report.

Nofar Energy

For information concerning a short-term loan obtained from Nofar, our controlling shareholder commencing March 4, 2026, in connection with the Dorad separation process and a transaction with entities affiliated with The Phoenix Insurance Company, see “Item 4.B: Business Overview” under “Execution of SPA in connection with the Company’s Indirect Holdings in Ellomay Luzon Energy.”

C.	Interests of Experts and Counsel

Not Applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information.

Consolidated Statements

Our consolidated financial statements are set forth in Item 18.

Legal Proceedings

We may from time to time become a party to various legal proceedings in the ordinary course of our business. While the outcome of these matters cannot be predicted with certainty, we do not believe they will have a material effect on our consolidated financial position, results of operations, or cash flows. In addition, we were involved in various legal proceedings in connection with our holdings in Ellomay Luzon Energy and indirect holdings in Dorad. For more information see “Item 4.B: Business Overview” under “The Dorad Power Plant” and Note 6 to our annual financial statements included elsewhere in this Report.

Dividends

On March 18, 2015, our Board of Directors adopted a dividend distribution policy, or the Policy, pursuant to which we intend to distribute a dividend of up to 33% of our annual distributable profits each year, either by way of a cash dividend, a share buyback program or a combination of both. Distributions or the amount or method of the distribution pursuant to the Policy are not guaranteed and are subject to the specific approval of our Board of Directors, based on various factors they deem appropriate including, among others, our financial position, our outstanding liabilities and contractual obligations, prospective acquisitions, our business plan and the market conditions. In addition, as described herein, distributions are subject to the restrictions in the deeds of trust governing our Debentures. Our Board of Directors may, subject to the circumstances and conditions stated above, declare additional dividend distributions, change the rate of a specific distribution or cancel a distribution (either as a revision to the Policy or on a more temporary basis). In addition, our Board of Directors may, in its absolute discretion and at any time, revise, update or terminate the Policy. Prior to the adoption of the Policy, we did not have a dividend distribution policy or distribute cash dividends in the past. We did not repurchase any of our ordinary shares or declare or pay a cash dividend during 2023-2025.

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

Except as otherwise disclosed in this Report, no significant changes have occurred since December 31, 2025.

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

Authorized Share Capital

Our authorized share capital is three hundred million (300,000,000) New Israeli Shekels, divided into thirty million (30,000,000) ordinary shares, NIS 10.00 par value per share.

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

The directors, other than external directors who are elected for three-year terms, are elected annually at a general meeting of shareholders and remain in office until the next annual meeting at which time they retire, unless their office is previously vacated as provided in the Articles. A retiring director may be reelected. If no directors are elected at the annual meeting, all of the retiring directors remain in office pending their replacement at a general meeting. Holders of the ordinary shares do not have cumulative voting rights in the election of directors. Consequently, the holders of ordinary shares in the aggregate conferring more than 50% of the voting power, represented in person or by proxy, will have the power to elect all the directors (other than external directors, who are elected by a special majority as more fully described under “Item 6.C: Board Practices.”

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

Chairman of the Board

Our Articles provide that our Chairman of the Board shall have no casting vote.

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

Management Services Agreement with Kanir and Keystone

For details concerning the Management Services Agreement, see “Item 6.B: Compensation.”

The description of the Management Services Agreement is only a summary and does not purport to be complete and is qualified by reference to the full text of the Management Services Agreement filed by us as Exhibit 4.16 under “Item 19: Exhibits.”

Agreements in connection with the Investment in Ellomay Luzon Energy and the Ellomay Luzon Energy Separation

Summaries of the material agreements executed in connection with our investment in Ellomay Luzon Energy are included as Exhibits 4.7, 4.8 and 4.25 under “Item 19: Exhibits.”

Deeds of Trust governing our Debentures

For a description of our debt agreements, including the Deed of Trusts governing our Series D Convertible Debentures, Series E Secured Debentures, Series F Debentures and Series G Debentures, see “Item 5.B: Operating and Financial Review and Prospects – Liquidity and Capital Resources.”

The aforementioned descriptions of the Deeds of Trust governing our Debentures are only summaries and do not purport to be complete and is qualified by reference to the convenience translation of such Deeds of Trust and their amendments filed by us as Exhibits 4.15, 4.18, 4.22, 4.24 and 4.26-4.29 under “Item 19: Exhibits.”

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

Taxation of Israeli Residents

The tax rate applicable to real capital gains derived from the sale of shares, whether listed on a stock market or not, is the marginal tax rate according to Section 121 of the Israeli Income Tax Ordinance but up to 25% for Israeli individuals, and the real capital gain shall be deemed the highest bracket of the individual’s taxable income, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%, until the promulgation of regulations setting forth the rules and conditions for deduction of real interest and linkage differentials pursuant to Section 101A(a)(9) and 101A(b) of the Israeli Income Tax Ordinance. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e., such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company) the tax rate will be 30%. The reduced tax rate as stated above shall not apply to an individual whose income from the sale of securities constitutes “business income,” in accordance with the provisions of Section 2(1) of the Ordinance, in which case the marginal tax rate as prescribed in Section 121 of the Ordinance shall apply.

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

Pursuant to the provisions of Section 94B of the Ordinance, and subject to the conditions set forth therein, a shareholder selling shares who is a company or an individual that was a substantial shareholder of the company at the time of the sale or at any time during the 12 months preceding the sale, may request that the tax rate applicable to the portion of the real capital gain corresponding to the portion of distributable profits, calculated as the ratio between the seller’s share in the rights to the profits of the company by virtue of the share and the total rights to profits in the company, be the tax rate that would have applied had such profits been received as a dividend immediately prior to the sale, in accordance with Sections 125B or 126(b) of the Ordinance, as applicable.

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

U.S. Tax Considerations Regarding Ordinary Shares

The following is a general summary of the material United States federal income tax consequences relating to the acquisition, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below) that holds those ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the tax laws of the United States, and existing final, temporary and proposed Treasury Regulations, administrative pronouncements and judicial decisions, as in effect on the date hereof, all of which are subject to prospective and retroactive changes, and to differing interpretations. No ruling has been requested from the Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will agree with the discussion set forth herein.

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

With respect to non-corporate U.S. Holders, dividends may qualify as “qualified dividend income” which is eligible for reduced rates of taxation provided that (1) we are eligible for the benefits of the income tax treaty between the United States and Israel or with respect to any dividend paid on our ordinary shares which are readily tradable on an established securities market in the United States; (2) we are not a PFIC (as defined below) for either the taxable year in which the dividend was paid or the preceding taxable year; (3) the U.S. Holder satisfies certain holding period requirements; and (4) the U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. A corporate U.S. Holder (and a non-corporate U.S. Holder that fails to satisfy the applicable holding period requirements) is taxable at ordinary rates on dividends received.

A dividend paid in New Israeli Shekel will be included in gross income in a U.S. dollar amount based on the NIS/U.S. dollar exchange rate in effect on the date the dividend is included in the income of the U.S. Holder, regardless of whether the payment, in fact, is converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is included in the gross income of a U.S. Holder through the date that payment is converted into U.S. dollars (or otherwise disposed of) will be treated as U.S. source ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. U.S. Holders should consult their own tax advisors regarding the availability of the reduced rates applicable to qualified dividend income in light of their particular circumstances.

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

Passive Foreign Investment Company. A foreign corporation generally will be treated as a “passive foreign investment company,” or PFIC, if, after applying certain “look-through” rules, either (1) 75% or more of its gross income is passive income or (2) 50% or more of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties and gains from securities and commodities transactions. The look-through rules require a foreign corporation that owns at least 25%, by value, of the stock of another corporation to treat a proportionate amount of assets and income of the other corporation as held or received directly by such foreign corporation. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. The determination of whether or not we are a PFIC depends on the composition of our income and assets, including goodwill, from time to time. Accordingly, no assurance can be given regarding our PFIC status for any prior, current or future taxable year.

Based on our income and/or assets, we believe that we were a PFIC from 2008 through 2012. Based on our income and assets, we do not believe that we were a PFIC with respect to U.S. holders that initially acquired our ordinary shares in 2013 through 2025. However, there is a risk that the Internal Revenue Service may disagree with our determinations regarding our prior or present PFIC status. In addition, depending on future events, we could become a PFIC in future years. Our PFIC status is a factual determination that must be made annually.

U.S. Holders who own our ordinary shares during a taxable year in which we were or are a PFIC generally will be subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we continue to meet the income or asset test for PFIC status, although shareholder elections may apply in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the consequences of investment in a PFIC.

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

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act. While our officers and directors are, effective March 18, 2026, required to make insider reports under Section 16(a) of the Exchange Act, our principal shareholders are exempt from the reporting under Section 16(a) of the Exchange Act, and our directors, officers and principal shareholders continue to be exempt from the “short-swing” profit recovery provisions contained in Section 16(b) of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (http://www.ellomay.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this Report.

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

We hold cash and cash equivalents and restricted cash in various currencies, including euro, NIS and USD. Our holdings in our European operating plants and projects under development are denominated in euro, our holdings in operating plants and projects under development in the USA are denominated in USD and our holdings in the Israeli projects under development and indirect holdings in Dorad are denominated in NIS. The financing we have in connection with our European operations and projects under development is denominated in euro and the financing we have in connection with our Spanish Solar Plants bears interest that is based on EURIBOR rate and the short-term financing we obtain in connection with our US operations are denominated in USD. Our Debentures and the project finance debt of the Manara PSP are denominated in NIS.

Inflation and Fluctuation of Currencies

We believe that the composition of our assets and liabilities, which are denominated in USD, Euro and NIS, sufficiently mitigates a substantial portion of our foreign currency risk.

Interest Rate

As noted under “Item 4.B: Business Overview” and “Item 5.B: Liquidity and Capital Resources,” we entered into various finance agreements that are based on EURIBOR rate and therefore we may be affected by adverse movements in interest rates. We utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transactions, including a sensitivity analysis, see “Item 5.B: Liquidity and Capital Resources” and Note 21 to our financial statements included elsewhere in this Report.

We do not otherwise believe the disclosure required by Item 11 of this report to be material to us.

ITEM 12: Description of Securities Other Than Equity Securities

Not Applicable (for a description of our Debentures and Series 2 Warrants see “Item 5.B: Operating and Financial Review and Prospects; Liquidity and Capital Resources” and “Item 10.C: Material Contracts”).

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, our management used the criteria in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2025, our internal control over financial reporting is effective based on those criteria.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2025	2024
	(Euro in thousands)
Audit Fees(1)	623.5	534
Audit-Related Fees(2)	89.6	55
Tax Fees(3)	133.5	71
Total	846.6	660

1.	Professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or services that are normally provided by the accountants in connection with statutory and regulatory filings or engagements.

2.	Including professional services related to assistance in mapping information systems strategy and agreed upon procedures report on financing and purchase agreement ratios.

3.	Professional services rendered by our independent registered public accounting firm for international and local tax compliance, tax advice services, tax planning performed during the fiscal year and transfer pricing advisory.

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

Our corporate governance practices currently differ from those followed by U.S. companies listed on the NYSE American LLC in connection with:

(i)	Quorum required for shareholders meetings - While the NYSE American LLC Company Guide requires a quorum for shareholder meetings of at least 33-1/3% of our outstanding ordinary shares, our Articles, as permitted by the Companies Law, provide for a quorum of two or more shareholders holding more than 25% of the total voting power attached to our shares and for a quorum of any two shareholders, present in person or by proxy at the subsequent adjourned meeting. For more information concerning the quorum requirements for shareholders meetings and adjourned shareholders meetings see “Item 10.B: Memorandum of Association and Second Amended and Restated Articles.”

(ii)	Board of Directors composition requirements - While the NYSE American LLC Company Guide requires that a majority of the directors be “independent” (as such term is defined in the NYSE American LLC Guide), 50% of our directors are “independent”; and

(iii)	Nomination process of directors - While the NYSE American LLC Company Guide requires that Board of Director nominations must be either selected, or recommended for the Board’s selection, by either a Nominating Committee comprised solely of independent directors or by a majority of the independent directors, nominees for our Board of Directors are recommended and selected by our Board of Directors.

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

Controlled Company

We were a “controlled company” as defined in Section 801 of the NYSE American LLC Company Guide until July 2025. As a result, we were exempt from certain of the NYSE American LLC corporate governance requirements, including the requirement that a majority of the board of directors be independent, the requirement applicable to the nomination process of directors and the requirements applicable to the determination or recommendation of executive compensation by a committee comprised of independent directors or by a majority of the independent directors. Upon the expiration of our “controlled company” status, we elected to follow “home country laws” (i.e. Israeli law) instead of some of the applicable NYSE American LLC Company Guide requirements as described above.

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

Governance

Our board of directors has overall responsibility for risk oversight, with its committees assisting the board in performing this function based on their respective areas of expertise. With the assistance of the audit committee, our board of directors oversees our cybersecurity and ensures that we adequately address and mitigate the evolving cybersecurity threats we face. Our management team, with the assistance of our external Information Technologies service provider, are responsible for identifying, considering and assessing material cybersecurity risks on an ongoing basis, establishing processes to ensure that such potential cybersecurity risk exposures are monitored, putting in place appropriate mitigation measures and maintaining cybersecurity programs. Our external Information Technologies service provider has over twenty-five years’ experience in information technology systems, structure and support and over ten years’ experience in information security, and are experienced in overseeing implementation, certification and compliance processes of international standards of information security such as ISO27001, TiSAX, etc.

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

PART III

ITEM 17: Financial Statements

Not Applicable.

ITEM 18: Financial Statements

Our Financial Statements are included in pages F-1 – F-101 of this Report.

The audited financial statements of Dorad Energy Ltd. for the year ended December 31, 2025 are included in pages FD-1 – FD-59 of this Report.

ITEM 19: Exhibits

Number	Description
1.1	Memorandum of Association of the Registrant (translated from Hebrew), reflecting amendments through October 23, 2025*
1.2	Second Amended and Restated Articles of the Registrant, reflecting amendments through October 23, 2025
2.1	Specimen Certificate for ordinary shares(2)
2.2	Description of Rights of Securities Registered Under Section 12 of the Exchange Act
4.1	1998 Share Option Plan for Non-Employee Directors(3)
4.2	2000 Stock Option Plan(3)
4.3	Form of Indemnification Undertaking between the Registrant and its officers and directors, granted until June 21, 2018(1)
4.4	Form of Indemnification Undertaking and Exemption between the Registrant and its officers and directors, granted following June 21, 2018(4)
4.5	Directors and Officers Compensation Policy, adopted on December 11, 2023(5)
4.6	Form of Registration Rights Agreement, dated September 12, 2005, among the Registrant, certain investors, Bank Hapoalim, Bank Leumi and Israel Discount Bank(6)
4.7	Investment Agreement, among U. Dori Group Ltd., (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.) and Ellomay Clean Energy Ltd., dated November 25, 2010 (summary of Hebrew version)(7)*
4.8	Shareholders Agreement, among U. Dori Group Ltd. (currently Amos Luzon Entrepreneurship and Energy Group Ltd.), Ellomay Clean Energy Ltd. and U. Dori Energy Infrastructures Ltd. (currently Ellomay Luzon Infrastructures Ltd.), dated November 25, 2010 (summary of Hebrew version)(7)*
4.9	Rinconada II Building Right Agreement (summary of Spanish version)(2)*
4.10	Rodríguez I Lease Agreements (summary of Spanish version)(9)*
4.11	Rodríguez II Lease Agreements (summary of Spanish version)(9)*
4.12	Fuente Librilla Lease Agreement (summary of Spanish version)(9)*
4.13	Talasol Lease Agreements (summary of Spanish versions)(3)*
4.14	Ellomay Solar Lease Agreement (summary of Spanish version)(10)*
4.15	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated February 21, 2021 (translation of Hebrew version)(10)*

Number	Description
4.16	Amended and Restated Management Services Agreement, by and among the Registrant, Kanir Joint Investments (2005) Limited Partnership, Keystone R.P. Holdings and Investments Ltd. and Meisaf Blue & White Holdings Ltd., effective as of July 1, 2021(11)
4.17	Manara Lease and Development Agreements (summary of Hebrew version)(12)*
4.18	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated January 30, 2023 (translation of Hebrew version)(13)*
4.19	Italian Subsidiaries’ Surface Rights Agreements (summary of Italian version)(14)*
4.20	Land Lease and Solar Easement between Jordan Hunter Latham and Malakoff Solar Holdings, LLC, dated April 17, 2023(15)
4.21	Form of Land Lease and Solar Easement in connection with certain USA Solar projects(15)
4.22	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series F Debentures, dated January 14, 2024 (translation of Hebrew version)(15)*
4.23	Active Chairman Agreement between the Company and Mr. Ben Sheizaf, dated January 30, 2025(16)
4.24	Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series G Debentures, dated February 12, 2025 (translation of Hebrew version)(14)*
4.25	Agreement between Ellomay Clean Energy LP and Amos Luzon Entrepreneurship and Energy Group Ltd., dated March 27, 2026 (summary of Hebrew version)*
4.26	Amendment No. 1 to Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series D Convertible Debentures, dated March 31, 2026 (translation of Hebrew version)*
4.27	Amendment No. 1 to Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series E Secured Debentures, dated March 31, 2026 (translation of Hebrew version)*
4.28	Amendment No. 1 to Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series F Debentures, dated March 31, 2026 (translation of Hebrew version)*
4.29	Amendment No. 1 to Deed of Trust between the Registrant and Hermetic Trust (1975) Ltd., governing the Company’s Series G Debentures, dated March 31, 2026 (translation of Hebrew version)*
8	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy(14)
12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) and Rule 15d-14(a) (Section 302 Certification)
13	Certification of Principal Executive Officer and Principal Financial Officer required by Rule 13a-14(b) and Rule 15d-14(b) (Section 906 Certification)
15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to our financial statements
15.2	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm with respect to the Dorad Financial Statements
97.1	Ellomay Capital Ltd. Dodd-Frank Clawback Policy(15)
101.INS**	Inline XBRL Instance Document
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	Inline XBRL Taxonomy Label Linkbase Document
101.PRE**	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*	The original language version is on file with the Registrant and is available upon request.

**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2012 and incorporated by reference herein.

(2)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2011 and incorporated by reference herein.

(3)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2019 and incorporated by reference herein.

(4)	Included in the Registrant’s Form 6-K dated May 17, 2018 and incorporated by reference herein.

(5)	Included in the Registrant’s Form 6-K dated November 2, 2023 and incorporated by reference herein.

(6)	Included in the Registrant’s Form 6-K dated October 14, 2005 and incorporated by reference herein.

(7)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2010 and incorporated by reference herein.

(8)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2013 and incorporated by reference herein.

(9)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2014 and incorporated by reference herein.

(10)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2020 and incorporated by reference herein.

(11)	Included in the Registrant’s Form 6-K dated July 1, 2021 and incorporated by reference herein.

(12)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2021 and incorporated by reference herein.

(13)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2022 and incorporated by reference herein.

(14)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.

(15)	Previously filed with the Registrant’s Form 20-F for the year ended December 31, 2023 and incorporated by reference herein.

(16)	Included in the Registrant’s Form 6-K dated December 23, 2024 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: April 30, 2026

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Financial Statements
As at December 31, 2025

Consolidated Financial Statements as at December 31, 2025

KPMG Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a street, PO Box 609

Tel Aviv 6100601 Israel

+972 3 684 8000

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Ellomay Capital Ltd.

Opinions on the Consolidated Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Ellomay Capital Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Convenience Translation

The accompanying consolidated financial statements as of and for the year ended December 31, 2025, have been translated into United States dollars (“dollars”) solely for the convenience of the reader. We have audited the translation, and, in our opinion, the consolidated financial statements expressed in euro have been translated into dollars on the basis set forth in Note 3B of the notes to the consolidated financial statements.

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

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

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

Fair value of the Dorad Licenses

As discussed in Notes 2E, 3A(3), and 6A to the consolidated financial statements, on July 22, 2025 Ellomay Luzon Energy Infrastructures Ltd. (Ellomay Luzon Energy), an equity accounted investee of the Company, completed the acquisition of an additional 15% of the outstanding share capital of Dorad Energy Ltd. (Dorad), an equity accounted investee of Ellomay Luzon Energy prior and after the acquisition. The consideration transferred for additional ownership interest in an equity method investee is allocated to the Company’s additional share of the fair value of the identifiable assets and liabilities of the investee at the transaction date. Where the Company’s additional share of the fair value of the investee’s net identifiable assets exceeds the consideration transferred, the resulting bargain purchase gain is recognized immediately in profit or loss at the acquisition date, after reassessing the identification and measurement of the investee’s identifiable assets and liabilities. Dorad’s net identifiable assets included intangible assets for a production and supply license related to Dorad 1 and a production license related to Dorad 2 (Dorad Licenses). The determination of fair value for intangible assets involves significant judgment and estimates, including assumptions regarding future revenue cash flow forecasts and discount rates. The Company recorded a gain on bargain purchase of Euro 14.371 million for the excess of the fair value of the net identifiable assets at the transaction date over the purchase price of the additional interest in Dorad.

We identified the evaluation of the transaction date fair value of the Dorad Licenses as a critical audit matter. Assessing the key assumptions used to estimate the fair value of the Dorad Licenses, specifically the revenue cash flow forecasts, comprised of forecasted sales volumes and sales prices, and the discount rates, involved a high degree of subjective auditor judgment. Changes to these assumptions could have had a significant effect on the Company’s assessment of the fair value of the Dorad Licenses and the recognized gain on bargain purchase. Additionally, the audit effort related to the discount rates involved the use of professionals with specialized skill and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the accounting for the acquisition of additional interest in Dorad. This included controls related to the key assumptions used in the valuation of the Dorad Licenses. We compared the revenue cash flow forecasts to the historical performance and results of Dorad and Dorad’s business plan. We compared forecasted sales volumes used in the revenue cash flow forecasts to historical performance. We compared forecasted sales prices used in the revenue cash flow forecasts of Dorad 1 to existing customer contracts, publicly available regulatory information, and future market growth assumptions. We compared forecasted sales prices used in the revenue cash flow forecasts of Dorad 2 to historical external data, regulatory information, and external future market growth projections. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the discount rates by comparing them to discount rates that were independently developed using current market conditions in the relevant energy sector based on third-party market data for comparable entities.

Valuation of the Talasol power purchase agreement

As discussed in Notes 21E(3) and 21F(3) to the consolidated financial statements, in order to manage its exposure to changes in electricity prices, the Company hedged approximately 80% of Talasol Solar Plant’s output through a financial power swap for a period of the power purchase agreement (Talasol PPA). The fair value of the Talasol PPA is measured by discounting the future fixed and assessed cash flows over the period of the contract and is based on certain assumptions, including electricity future prices projections. The valuation technique for assessing electricity future prices projections takes into consideration unobservable market data and complex pricing models. As of December 31, 2025, the Company reported current maturities of derivatives liabilities and non-current derivatives assets of €675 thousand and €12,433 thousand, respectively, which included the financial power swap related to the Talasol PPA.

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

April 30, 2026

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Financial Position

		December 31,	December 31,	December 31,
		2025	2024	2025
				Convenience Translation
	Note	€ in thousands		into US$ in thousands (Note 3B)
Assets
Current assets
Cash and cash equivalents	4	87,614	41,134	102,871
Restricted cash	5	656	656	770
Intangible asset from green certificates		29	178	34
Trade and revenue receivables	7	7,236	5,393	8,496
Other receivables	7	14,918	15,341	17,516
Derivatives asset short-term		3,743	146	4,395
		114,196	62,848	134,082
Non-current assets
Investment in equity accounted investee	6	59,542	41,324	69,911
Advances on account of investments	6	-	547	-
Fixed assets	8	566,876	482,747	665,591
Right-of-use asset	14	44,386	34,315	52,115
Restricted cash and deposits	5	16,071	17,052	18,870
Deferred tax	19	11,914	9,039	13,989
Long-term receivables	7	18,097	13,411	21,248
Derivatives	21	12,433	15,974	14,598
		729,319	614,409	856,322
Total assets		843,515	677,257	990,404
Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	10	17,235	21,316	20,236
Current maturities of other long-term loans	10	3,666	5,866	4,304
Current maturities of debentures	12	39,803	35,706	46,734
Trade payables		6,719	8,856	7,889
Other payables	9	17,145	10,896	20,131
Derivatives	21	675	1,875	793
Current maturities of lease liabilities	14	844	714	991
Warrants	16A, 6C	5,929	1,446	6,961
		92,016	86,675	108,039
Non-current liabilities
Long-term lease liabilities	14	35,491	25,324	41,672
Long-term bank loans	11	272,388	245,866	319,821
Other long-term loans	11	58,457	30,448	68,637
Debentures	12	209,374	155,823	245,834
Deferred tax	19	3,170	2,609	3,722
Other long-term liabilities	13	6,179	939	7,255
Derivatives	21	1,300	288	1,526
		586,359	461,297	688,467
Total liabilities		678,375	547,972	796,506

Equity
Share capital		28,002	25,613	32,878
Share premium		96,585	86,271	113,404
Treasury shares		(1,736)	(1,736)	(2,038)
Transaction reserve with non-controlling Interests		14,757	5,697	17,327
Reserves		16,674	14,338	19,579
Accumulated deficit		(13,694)	(11,561)	(16,079)
Total equity attributed to shareholders of the Company		140,588	118,622	165,071
Non-Controlling Interest		24,552	10,663	28,827
Total equity		165,140	129,285	193,898
Total liabilities and equity		843,515	677,257	990,404

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Profit or Loss and Other Comprehensive Income (Loss)

		For the year ended December 31
		2025	2024	2023	2025
	Note	€ in thousands (except per share amounts)			Convenience translation into US$ (Note 3B)

Revenues	18	42,827	40,467	48,834	50,285
Operating expenses	18	(19,408)	(19,803)	(22,861)	(22,788)
Depreciation and amortization expenses	18	(16,481)	(15,887)	(16,012)	(19,351)
Gross profit		6,938	4,777	9,961	8,146

Project development costs		(2,649)	(4,101)	(4,465)	(3,110)
General and administrative expenses	18	(6,369)	(6,063)	(5,283)	(7,478)
Share of profits of equity accounted investee	6	16,930	11,062	4,320	19,878
Other income, net	6D	3,599	3,409	-	4,226
Operating profit		18,449	9,084	4,533	21,662

Financing income	18D	2,876	2,495	8,747	3,377
Financing income (expenses) in connection with derivatives and warrants, net		(3,917)	1,140	251	(4,599)
Financing expenses	18D	(26,317)	(23,286)	(12,555)	(30,899)
Financing expenses, net		(27,358)	(19,651)	(3,557)	(32,121)
Profit (loss) before taxes on income		(8,909)	(10,567)	976	(10,459)
Tax benefit	19	2,528	1,424	1,436	2,968
Profit (loss) from continuing operations		(6,381)	(9,143)	2,412	(7,491)
Profit (loss) from discontinued operation (net of tax)		-	137	(1,787)	-
Profit (loss) for the year		(6,381)	(9,006)	625	(7,491)
Profit (loss) attributable to:
Owners of the Company		(2,133)	(6,524)	2,219	(2,504)
Non-controlling interests		(4,248)	(2,482)	(1,594)	(4,987)
Profit (loss) for the year		(6,381)	(9,006)	625	(7,491)
Other comprehensive income (loss) items after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations		2,517	8,007	(7,949)	2,955
Foreign currency translation differences for foreign operations that were recognized in profit or loss		-	255	-	-
Effective portion of change in fair value of cash flow hedges		2,546	5,631	39,431	2989
Net change in fair value of cash flow hedges transferred to profit or loss		(2,734)	(813)	9,794	(3,211)
Total other comprehensive income		2,329	13,080	41,276	2,733
Total other comprehensive income attributable to:
Owners of the Company		2,336	10,039	16,931	2,742
Non-controlling interests		(7)	3,041	24,345	(9)
Total other comprehensive income		2,329	13,080	41,276	2,733

Total comprehensive income (loss) for the year		(4,052)	4,074	41,901	(4,758)
Total comprehensive income (loss) for the year attributable to:
Owners of the Company		203	3,515	19,150	238
Non-controlling interests		(4,255)	559	22,751	(4,996)
Total comprehensive income (loss) for the year		(4,052)	4,074	41,901	(4,758)

Basic net earning (loss) per share		(0.16)	(0.51)	0.17	(0.19)
Diluted net earning (loss) per share		(0.16)	(0.51)	0.17	(0.19)
Basic profit (loss) per share from continuing operations		(0.16)	(0.52)	0.31	(0.19)
Diluted profit (loss) per share from continuing operations		(0.16)	(0.52)	0.31	(0.19)
Basic profit (loss) per share from discontinued operation		-	0.01	(0.14)	-
Diluted profit (loss) per share from discontinued operation		-	0.01	(0.14)	-

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non- controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2025:
Balance as at January 1, 2025	25,613	86,271	(11,561)	(1,736)	8,446	5,892	5,697	118,622	10,663	129,285
Loss for the year	-	-	(2,133)	-	-	–	-	(2,133)	(4,248)	(6,381)
Other comprehensive income (loss) for the year					2,489	(153)	-	2,336	(7)	2,329
Total comprehensive income (loss) for the year	-	-	(2,133)	-	2,489	(153)	-	203	(4,255)	(4,052)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	9,060	9,060	16,997	26,057
Options exercise	7	17	-	-	-	-	-	24	-	24
Issuance of ordinary shares	2,382	10,281	-	-	-	-	-	12,663	-	12,663
Issuance of capital note to non-controlling interests	-	-	-	-	-	-	-	-	1,147	1,147
Share-based payments	-	16	-	-	-	-	-	16	-	16
Balance as at December 31, 2025	28,002	96,585	(13,694)	(1,736)	10,935	5,739	14,757	140,588	24,552	165,140

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

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Transaction reserve with non- controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2025:
Balance as at January 1, 2025	30,073	101,294	(13,575)	(2,038)	9,918	6,919	6,689	139,280	12,518	151,798
Loss for the year	-	-	(2,504)	-	-	-	-	(2,504)	(4,987)	(7,491)
Other comprehensive income (loss) for the year	-	-	-	-	2,922	(180)	-	2,742	(9)	2,733
Total comprehensive income (loss) for the year			(2,504)		2,922	(180)	-	238	(4,996)	(4,758)
Transactions with owners of the Company, recognized directly in equity:
Sale of shares in subsidiaries from non-controlling interests	-	-	-	-	-	-	10,638	10,638	19,957	30,595
Options exercise	8	20	-	-	-	-	-	28	-	28
Issuance of ordinary shares	2,797	12,071	-	-	-	-	-	14,868	-	14,868
Issuance of capital note to non-controlling interests	-	-	-	-	-	-	-	-	1,348	1,348
Share-based payments	-	19	-	-	-	-	-	19	-	19
Balance as at December 31, 2025	32,878	113,404	(16,079)	(2,038)	12,840	6,739	17,327	165,071	28,827	193,898

The accompanying notes are an integral parconsolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2025	2024	2023	2025
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from operating activities
Profit (loss) for the year	(6,381)	(9,006)	625	(7,491)

Adjustments for:

Financing expenses, net	27,358	19,247	3,034	32,121
Profit from settlement of derivatives contract	424	316	-	498
Impairment losses on assets of disposal groups classified as held-for-sale	-	405	2,565	-
Depreciation and amortization	16,481	15,935	16,473	19,351
Share-based payment transactions	16	112	121	19
Share of profits of equity accounted investees	(16,930)	(11,062)	(4,320)	(19,878)
Change in trade receivables and other receivables	5,883	(8,824)	(302)	6,907
Change in other assets	(713)	3,770	(681)	(837)
Change in receivables from concessions project	-	793	1,778	-
Change in trade payables	551	(31)	(45)	647
Change in other payables	(5,832)	4,455	(2,235)	(6,848)
Tax benefit	(2,528)	(1,429)	(1,852)	(2,968)
Income taxes paid	(583)	623	(912)	(685)
Repayment of interest on loan from an equity accounted investee	-	-	1,501	-
Interest received	2,160	2,537	2,936	2,536
Interest paid	(17,470)	(9,873)	(10,082)	(20,512)
	8,817	16,974	7,979	10,351

Net cash generated from operating activities	2,436	7,968	8,604	2,860

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows (cont’d)

	For the year ended December 31,
	2025	2024	2023	2025
	€ in thousands			Convenience translation into US$ in thousands (Note 3B)
Cash flows from investing activities:

Acquisition of fixed assets	(97,828)	(72,922)	(58,848)	(114,864)
Proceeds from sale of marketable securities	-	-	2,837	-
Interest paid capitalized to fixed assets	(4,052)	(2,515)	(2,283)	(4,758)
Proceeds from sale of investments	-	9,267	-	-
Repayment of loan to an equity accounted investee	-	-	1,324	-
Loan to an equity accounted investee	-	-	(128)	-
Advances on account of investments	547	(163)	(421)	642
Proceeds from advances on account of investments in process	-	514	2,218	-
Investment in settlement of derivatives, net	-	(316)	-	-
Proceed from restricted cash, net	1,584	689	840	1,860
Proceeds from (investment in) short term deposit	-	1,004	(1,092)	-

Net cash used in investing activities	(99,749)	(64,442)	(55,553)	(117,120)

Cash flows from financing activities:

Proceeds from exercise of options	24	-	-	28
Cost associated with long-term loans	(4,575)	(2,567)	(1,877)	(5,372)
Proceeds from issuance of shares	12,663	-	-	14,868
Proceeds from minority partners in the Italian solar portfolio	51,458	-	-	60,419
Payment of principal of lease liabilities	(1,548)	(2,941)	(1,156)	(1,818)
Proceeds from long-term loans	51,681	19,482	32,157	60,681
Repayment of long-term loans	(35,414)	(11,776)	(12,736)	(41,581)
Repayment of Debentures	(35,691)	(35,845)	(17,763)	(41,906)
Proceeds from issuance of Debentures, net	91,181	74,159	55,808	107,059
Proceeds from the sale of tax credits	10,160	-	-	11,929
Proceeds from issuance of warrants	475	2,449	-	558
Net cash generated from financing activities	140,414	42,961	54,433	164,865

Effect of exchange rate fluctuations on cash and cash equivalents	3,379	3,092	(2,387)	3,966

Increase (decrease) in cash and cash equivalents	46,480	(10,421)	5,097	54,574
Cash and cash equivalents at the beginning of year	41,134	51,127	46,458	48,297

Cash from disposal groups classified as held-for-sale	-	428	(428)	-

Cash and cash equivalents at the end of the year	87,614	41,134	51,127	102,871

The accompanying notes are an integral part of the consolidated financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 1 – General

A.	Ellomay Capital Ltd. (the “Company”) is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”.

Since 2009, the Company focuses its business in the renewable energy and power sectors in Europe, USA and Israel. To date, the Company has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA.

As of December 31, 2025, the Company owns:

●	Approximately 335.9 MW of operating solar power plants (“Solar Plants”) in Spain (including a 300 MW solar plant in owned by Talasol Solar S.L., which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that are under construction;

●	Solar projects in Italy with an aggregate capacity of 210 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 38 MW that are connected to the grid, 11 MW that are currently in the test run phase prior to commercial operation and 14 MW that are under construction.

The address of the Company’s registered office is 18 Rothschild Blvd., Tel Aviv, Israel.

B.	Definitions:

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

Other than as specifically noted, all amounts translated into euro were translated based on the exchange rate as of December 31, 2025.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (IFRSs) as issued by the International Accounting Standards Board (IFRS Accounting Standards).

The consolidated financial statements were authorized by the Company’s Board of Directors for issuance on April 30, 2026.

B.	Functional and presentation currency

These consolidated financial statements are presented in euro, which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The euro is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

(i)	Investment in investee accounted for using the equity method;

(ii)	Non-current assets and disposal groups held-for-sale;

(iii)	Financial instruments measured at fair value through other comprehensive income;

(iv)	Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss; and

(v)	Deferred tax assets and liabilities.

(vi)	Provisions;

D.	Operating cycle

The operating cycle of the Company is one year.

E.	Use of estimates and judgments

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 2 – Basis of Preparation (cont’d)

E.	Use of estimates and judgments (cont’d)

The key assumptions made in the financial statements with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities within the next financial year are discussed below:

Recoverable amount of cash generating unit:

The Company examines at the end of each reporting period whether there have been any events or changes in circumstances that indicate impairment of cash-generating units. When an indication of impairment is revealed, the Company checks whether the carrying amount of the cash-generating units is recoverable. An impairment loss is recognized if the carrying amount of the cash-generating unit exceeds its estimated recoverable amount. For more information see Note 6D1.

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

Purchase price allocation:

The Company applies the acquisition method and allocates the consideration transferred to the identifiable assets acquired and liabilities assumed based on their estimated fair values at the acquisition date.

The determination of the fair values of identifiable intangible assets involves significant judgment and estimates, including, among others, assumptions regarding future revenue and cash flow forecasts, the expected utilization and regulatory terms of the licenses, expected operating costs, and discount rates reflecting the risks associated with the underlying assets. See note 6A regarding the purchase price allocation of Dorad’s shares.

Determination of fair value:

Preparation of the financial statements requires the Company to determine the fair value of certain assets and liabilities. Further information about the assumptions that were used to determine fair value is included in Note 15 regarding share-based payments and Note 21 regarding financial instruments.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies

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

The acquisition date is the date on which the acquirer obtains significant influence over the acquiree. Associates and joint ventures are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs that are directly attributable to an expected acquisition of an associate or joint venture. The consolidated financial statements include the Company’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

When the Company increases its interest in an equity accounted investee while retaining significant influence or joint control, the transaction is accounted for in accordance with IAS 28.

The consideration transferred for additional ownership interest in an equity method investee is allocated to the Company’s additional share of the fair value of the identifiable assets and liabilities of the investee at the transaction date. Where the Company’s additional share of the fair value of the investee’s net identifiable assets exceeds the consideration transferred, the resulting bargain purchase gain is recognized immediately in profit or loss at the acquisition date, after reassessing the identification and measurement of the investee’s identifiable assets and liabilities.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

B.	Foreign currency (cont’d)

(2)	Foreign operations

The assets and liabilities of foreign operations, including adjustments arising on consolidation, are translated at exchange rates at the reporting date. The income and expenses for each period presented in the statement of profit or loss and other comprehensive income (loss) are translated, for practical reasons, at average exchange rates for the presented periods, provided that such rates reasonably approximate the exchange rates at the dates of the transactions; however, if exchange rates fluctuate significantly, income and expenses are translated at the exchange rates at the date of the transactions.

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

(3)	Convenience Translation

For the convenience of the reader, the reported euro figures as of December 31, 2025 and for the year then ended, are also presented in dollars, translated at the representative rate of exchange as of December 31, 2025 (euro 1 = US$ 1.174). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

C.	Financial instruments (cont’d)

(2)	Non-derivative financial liabilities (cont’d)

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

Hedge accounting

The Company designates certain derivatives as hedging instruments in order to hedge changes in cash flows that relate to highly probable forecasted transactions, and which derive from changes in fluctuation in the electricity prices and changes in interest on variable-rate loans. The Company continues to apply IAS 39 for hedge accounting.

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

If the hedge no longer qualifies as an accounting hedge, or the hedging instrument is sold, expires, is terminated or exercised, hedge accounting is discontinued on a prospective basis. When hedge accounting is discontinued, the amounts accumulated in the past in the hedging reserve and cost of hedging reserve remain in the reserve, until such time as they are reclassified to Profit or loss in the period, or periods, in which the hedged forecasted future cash flows affect Profit or loss (for other cash flows hedges).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Capitalization of photovoltaic projects commences from the date the relevant project reaches a Ready to Build (“RTB”) status. A project is considered to have reached RTB when all required permits, land rights and documentation securing the connection to the electricity grid have been obtained. In Italy, RTB status is achieved provided that 120 days have elapsed from the publication of the relevant permits without any challenge being filed by any party under applicable law. Until such time, development costs are expensed as incurred.

The costs of replacing part of a fixed asset item and other subsequent expenses are capitalized if it is probable that the future economic benefits associated with them will flow to the Company and their cost can be measured reliably. The carrying amount of the replaced part of a fixed asset item is derecognized. The costs of day-to-day servicing are recognized in Profit or loss as incurred.

Gains and losses on disposal of a fixed asset item are determined by comparing the net proceeds from disposal with the carrying amount of the asset and are recognized in Profit or loss.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

D.	Fixed Assets (cont’d)

(2)	Depreciation

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

The estimated useful lives are as follows:

	% per annum	Mainly % per annum
Office furniture and equipment	6-33	33
Solar plants	3.5-5	5
Biogas plants in the Netherlands	4	4
Leasehold improvements	Over the shorter of the lease period or the life of the asset	7

The estimated useful life of the project licenses of solar plants that are carried at cost is 20-29 years for the Company’s subsidiaries. The estimated useful life of the project licenses of the Company’s Netherlands anaerobic digestion plants that are carried at cost is 25 years. The fixed assets residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted if appropriate.

E.	Impairment for non-financial assets

The carrying amounts of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The Company views each solar plant and Biogas plant as a separate cash-generating unit.

The recoverable amount of an asset or cash-generating unit is the greater of its fair value less costs of disposal and its value in use.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or cash-generating unit exceeds its estimated recoverable amount.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

(2)	The lease term

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

(3)	Variable lease payments

Variable lease payments that depend on an index or a rate are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-of-use asset. Other variable lease payments that are not included in the measurement of the lease liability are recognized in profit or loss in the period in which the event or condition that triggers payment occurs.

(4)	Depreciation of right-of-use asset

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

In some of the Company’s facilities, the proceeds from the sale of electricity and gas also depend on the subsidies granted by the local government in accordance with changes in the market prices of electricity. The Company measures revenues while taking into account the increase or decrease of the subsidies it will receive as a result of changes in market prices throughout the current year. Revenue from subsidies is recognized when there is reasonable assurance that the subsidies will be received.

In some of the Company’s facilities in Spain and Italy, the proceeds from the sale of electricity also depend on the hedging transactions the Company executes in order to secure a fixed consideration from the sale of electricity. The effective gains and losses arising from the hedging instruments are recognized as revenue, together with the revenue from the hedged electricity sale. In this manner, the recognized revenue reflects the fixed price achieved through the hedging derivative.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

I.	Financing income and expenses

Financing income comprises interest income on bank deposits and marketable securities, gains on changes in the fair value of financial assets at fair value through Profit or loss, gains on hedging instruments that are recognized in Profit or loss, the reclassification of net gains and losses previously recognized in other comprehensive income on cash flow hedge and exchange rate differences. Interest income is recognized as it accrues. Changes in the fair value of financial assets at fair value through Profit or loss also include income from dividends and interest.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

M.	Government grants

Government grants are recognized only when there is reasonable assurance that the Company will comply with the conditions attached to the grants and that the grants will be received.

Investment tax credits (ITC) and similar investment-based tax incentives are accounted for as government grants in accordance with IAS 20. Amounts receivable under such arrangements are recognized as deferred income and are recognized in profit or loss over the period in which the associated conditions are expected to be met or the economic benefits from the incentive are realized, in a manner that reflects the substance of the arrangement.

Income recognized from government grants and investment-based tax incentives is presented within other income or another appropriate line item in profit or loss, depending on the nature of the grant.

N.	New standards, amendments to standards and interpretations not yet adopted

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

The Standard replaces the international accounting standard IAS 1 Presentation of financial Statements and includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. In addition, income statement items will be classified into three defined categories: operating, investment and financing. The Standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (MPMs) (“non-GAAP” measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 4 - Cash and Cash Equivalents

	December 31
	2025	2024
	€ in thousands
Cash (see Note 21)	37,676	41,130
On call deposits	49,938	4
Cash and cash equivalents	87,614	41,134

Cash and cash equivalents in the statement of cash flows	87,614	41,134

The Company’s exposure to credit, interest rate and currency risks, and a sensitivity analysis for financial assets, are included in Note 21 regarding financial instruments.

Note 5 - Restricted Cash and Deposits

	December 31
	2025	2024
	€in thousands
Short-term restricted cash (1)	656	656

Restricted cash and bank deposits, long-term(1)	16,071	17,052

(1)	Deposits used to secure obligations under agreements (see Notes 6 and 21E(3)) and loan agreements (see Note 11).

Note 6 - Investee Companies and other investments

A.	Equity accounted investees

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) –

Since November 2010, the Company indirectly (through Ellomay Clean Energy LP (“Ellomay Energy LP”)) holds 50% of Ellomay Luzon Energy (formerly U. Dori Energy Infrastructures Ltd.), and as of December 31, 2025, Ellomay Luzon Energy holds 33.75% of Dorad Energy Ltd. (“Dorad”), which owns an approximate 850 MWp dual-fuel operated power plant in the vicinity of Ashkelon, Israel (the “Dorad Power Plant”). The investment in Ellomay Luzon Energy is accounted for under the equity method.

As of December 31, 2025, Dorad provided, through its shareholders at their proportionate holdings and as required by the financing agreements executed by Dorad, guarantees in favor of the Israeli Electricity Authority, NOGA – electricity system management and Israel Natural Gas Lines Ltd. The Company’s indirect share of guarantees provided on behalf of Dorad by Dorad’s shareholders is approximately NIS 31,300 thousand (approximately €8,357 thousand). As of On April 16, 2026, Dorad replaced the guarantees provided by its shareholders, including the guarantees provided by Ellomay Luzon Energy.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d) –

Dorad’s revenues and operating expenses are affected by the average production component as determined by the Israeli Electricity Authority. The average production component was decreased by approximately 0.7% commencing January 1, 2023, decreased by approximately 1.2% commencing February 1, 2023, decreased by approximately 1.4% commencing April 1, 2023, decreased by approximately 1% commencing February 2024, decreased by approximately 2.2% commencing January 2025 and decreased by approximately 1.7% commencing January 1, 2026.

Dorad’s financing expenses are affected by the indexation to the Israeli CPI of its Project Finance. The Israeli CPI increased by approximately 2.6% in 2025, by approximately 3.2% in 2024 and by approximately 3% during 2023.

On November 22, 2020, the IEC filed a third-party notice against Dorad in connection with a request to approve a class action submitted against the IEC claiming that the IEC was negligent in overseeing the private electricity manufacturers thereby damaging the electricity consumers at an amount of NIS 330 million (€88 million) as estimated in the request. The IEC did not include in its third-party notice the amount it attributes to Dorad.

The claim against the IEC alleges that the private electricity manufacturers provided false reports in the consumption plans they submitted to the system manager in the IEC, based on the standards set by the Israeli Electricity Authority. On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the class action as long as the appeal remains unresolved. On December 11, 2025, a new hearing date for the appeal was set for June 9, 2026. If the appeal is accepted in full, the hearing on the motion to certify the claim as a class action will take place with Dorad participating therein as a third party.

Dorad estimates, based on the opinion of its legal advisors, that at this stage, it is not possible to reasonably assess the outcome of the appeal. Therefore, no provision has been recorded in Dorad’s financial statements.

Dorad and its shareholders were involved in several legal proceedings.

On June 28, 2023 an arbitration award was issued in connection with three proceedings between Dorad’s shareholders and Dorad that commenced in 2015, as follows:

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Following an appeal process, on November 14, 2024, the arbitrator appointed to rule on the appeals submitted by both parties to the arbitration on the arbitration award provided his ruling, or the Ruling on the Appeal. In the Ruling on the Appeal, the arbitrator rejected the majority of the claims and requests of the Defendants, other than a decrease in the amount that the Defendants were ordered to repay to Dorad in the original arbitration award from $100 million to $94.375 million. The arbitrator ruled that this amount will bear interest based on the rate prescribed by the Israeli Statutory Interest Rate and Linkage Adjudication Law, 1961, commencing January 1, 2013, which currently amounts to an additional payment of approximately $35 million. The arbitrator further ruled in the Ruling on the Appeal that the reimbursement of expenses of Dorad and of the Plaintiffs ordered in the original arbitration award will remain unchanged and that each of the parties will bear its expenses in connection with the appeal process. The arbitrator rejected the appeal submitted by the Plaintiffs (including Ellomay Luzon) on the original arbitration award.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

The net impact of the amounts on Dorad’s profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before the effect of taxes (profit of approximately NIS 215.6 million after the effect of taxes). The Company’s share of the after-tax profit is in the amount of approximately NIS 20 million (approximately €5.3 million). Dorad estimated, based on the opinion of its legal advisors, that the likelihood of its position, that the amounts received in the arbitration are not subject to Israeli VAT (currently 18%) being accepted is greater than the likelihood of it being rejected. Accordingly, Dorad has not recorded a VAT provision for these payments in its financial statements. On November 13, 2025, Dorad received an approval from the Israeli Tax Authority confirming that the amounts received under the arbitration award are not subject to Israeli VAT. In addition, Ellomay Luzon Energy received an amount of NIS 10 million as reimbursement of legal expenses based on the arbitrator’s ruling. The Company’s share was approximately NIS 5 million (approximately €1.3 million).

Potential Expansion of the Dorad Power Plant (“Dorad 2”)

Dorad is examining the possibility of constructing an additional power plant within the area of the existing Dorad Power Plant, that will become part of the existing plant. On May 28, 2023, the Israeli Government approved the national infrastructures plan (NIP 11/b) which governs, among other issues, the expansion of the power plant owned by Dorad by approximately 650-720 MW. On February 19, 2024, Dorad received a planning survey to receive the expansion of the power plant from the System Manager, which allows electricity to be taken out commencing October 2028.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Potential Expansion of the Dorad Power Plant (“Dorad 2”) (cont’d)

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

Following the submission of responses by Dorad, EAPC and Ellomay Luzon Energy and discussions concerning preliminary proceedings, on October 5, 2025, Edelcom notified Dorad that it intends to file a motion to amend its statement of claim and Dorad consented to a procedural amendment whereby the dates set for submission of affidavits of discovery will be postponed until after the decision on the motion to amend. On December 22, 2025, following the hearing held before the court on November 11, 2025, and further to Edelcom’s notice in the matter, the court ordered the dismissal of the claim without an order as to expenses (while reserving the parties’ arguments in this regard should a similar proceeding be initiated in the future).

On September 14, 2025, Dorad’s board of directors approved the planning and execution of the “Dorad 2 Project.” The Dorad board of directors also approved additional resolutions in connection with the Dorad 2 Project including a budget until the project achieves financial closing and authorizing Dorad’s management to negotiate an agreement to maintain a production slot with a turbine manufacturer (an agreement that will be subject to an additional approval by Dorad’s board of directors). The aforementioned resolution was preceded by the adoption by Dorad’s shareholders of an amendment to Dorad’s articles of association providing that the project will require the approval of Dorad’s board of directors with a majority of 70% of the participating directors.

On March 29, 2026, Dorad’s board of directors approved an agreement to secure a production slot with a heavy equipment supplier for the purchase of a new turbine as well as the related auxiliary equipment. In connection with this agreement, an amount that constitutes approximately 5% of the total cost of the Dorad 2 project (currently estimated at NIS 4–4.6 billion) and approximately 20% of the cost of the equipment to be procured from the heavy equipment supplier, will be deposited with the supplier and will be treated as a Reservation Deposit. Under the agreement, the supplier will undertake to supply the aforementioned equipment in accordance with the timelines and terms set forth therein, including scope of warranty, guarantees and the terms for their forfeiture, performance provisions, and more. At this stage, the Reservation Consideration for the main equipment will be paid from Dorad’s own sources. If the final required agreements for the purchase of the said equipment are executed by September 2026 or by the financial close date, whichever is earlier, the Reservation Deposit will constitute an advance payment toward the full payment for the main equipment and the related auxiliary equipment. If the required agreements are not executed within the aforesaid timeframe, the Reservation Deposit will be forfeited. This agreement is expected to be signed in the near future.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Potential Expansion of the Dorad Power Plant (“Dorad 2”) (cont’d)

The expansion of the Dorad Power Plant by building the Dorad 2 facility in a combined cycle technology will result in an aggregate capacity of the Dorad Power Plant of approximately 1,500-1,570 MW and the approved plan also enables adding batteries with a capacity of approximately 80 MW. The Company expects that if the Dorad 2 plan will materialize and the expansion will be completed, the expansion of the power plant will increase the revenues and income of Dorad. The expansion is subject to various conditions including obtaining financing.

Impact of War in Israel

On October 7, 2023, following a surprise attack by the terrorist organization Hamas against the State of Israel and its citizens, the Israeli government declared a war (the “Iron Swords War”), which continues as of the date of this report, and which has also expanded into a security conflict in the northern region. During the days of fighting, thousands of rockets were launched towards the State of Israel, and shrapnel fell several times in the territory of the power plant, which caused immaterial damage to property and equipment but did not impact the regular operation of the power plant. On June 13, 2025, the war significantly expanded to an additional front, when the State of Israel initiated a direct confrontation with Iran, or the June 2025 Iran Operation, upon the commencement of which the State of Israel declared a special state of emergency on the home front and closed its airspace. This confrontation further deepened the impact of the war on the activities of many companies in the economy. As a result of the June 2025 Iran Operation, Dorad’s revenues in June 2025 decreased by approximately 22% compared to June 2024. The June 2025 Iran Operation ended on June 24, 2025, with a ceasefire agreement, and the economy returned to full activity. For information concerning the USA-Israel-Iran war that commenced on February 28, 2026, see Note 24C.

Changes in investments

	2025		2024
	€ in thousands

Balance as at January 1	41,324		31,772
Dividend distribution	-		(3,817)
The Company’s share of income	16,930	*	11,062
Foreign currency translation adjustments	1,288		2,307
Balance as at December 31	59,542		41,324

*	Including €14,371 thousand recognized as gain on bargain purchase, as further detailed below

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

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

On November 25, 2024, Dorad’s board of directors decided to distribute an additional dividend in the aggregate amount of NIS 75 million and such dividend was distributed shortly thereafter. In connection with such dividend distribution Ellomay Luzon Energy received an amount of approximately NIS 14 million and shortly thereafter Ellomay Luzon Energy distributed a dividend to its shareholders in approximately the same amount (the Company’s indirect share is approximately NIS 7 million).

In December 2024, the Ellomay Luzon Energy board of directors approved a dividend distribution in the amount of approximately NIS 8.5 million (the Company’s indirect share is approximately NIS 4.25 million) following receipt of a refund of legal expenses in connection with the arbitration procedure described.

On December 2, 2025, Dorad’s board of directors decided to distribute a dividend in the aggregate amount of NIS 200 million and such dividend was distributed on December 4, 2025. In connection with such dividend distribution, Ellomay Luzon Energy received an amount of approximately NIS 67.5 million.

Summary financial data for investees, not adjusted for the percentage ownership held by the Company

(a)	Summary information on financial position

								Equity
	Rate of	Current	Non-current	Total	Current	Non-current	Total	attributable to the owners of the	Company’s	Surplus costs and	Other	Carrying amount of
	ownership	assets	assets	assets	liabilities	liabilities	liabilities	Company	share	goodwill	adjustments	investment
	%	€ in thousands
2025
Ellomay Luzon Energy	50	5,769	217,201	222,970	(17,381)	(85,687)	(103,068)	119,902	59,951	516	(925)	59,542

2024
Ellomay Luzon Energy	50	629	82,233	82,862	(296)	-	(296)	82,566	41,283	987	(946)	41,324

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d) –

(b)	Summary information on operating results

	Rate of ownership as of December	Income for the year	Company’s share	Elimination of interest on loan from related party	Other adjustments	Company’s share of income of investee
	%	€ in thousands
2025
Ellomay Luzon Energy	50	34,945	17,473	-	(543)	16,930

2024
Ellomay Luzon Energy	50	23,067	11,534	0	(472)	11,062

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Acquisition of Additional 15% of Dorad’s Share Capital

On July 22, 2025, Ellomay Luzon Energy completed the acquisition of an additional 15% of Dorad’s outstanding share capital pursuant to a Share Purchase Agreement executed in April 2025 (the “Dorad SPA”). Ellomay Luzon Energy acquired these shares from Zorlu Enerji Elektrik Üretim A.S (“Zorlu”) for an aggregate purchase price of approximately NIS 418.1 million (approximately €106.5 million as of the acquisition date), subject to certain adjustments.

The consideration for 15% of Dorad’s outstanding shares acquired by Ellomay Luzon Energy was funded by bank financing (the “EL Loan Agreement”), provided to Ellomay Luzon Energy consisting of three tranches as follows: (i) a loan in the amount of NIS 175 million (approximately €45 million at that time), bearing annual interest in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “First Loan”), (ii) a loan in the amount of NIS 175 million (approximately €45 million at that time), bearing fixed annual interest rate between 5% and 6% (the “Second Loan”), and (iii) a loan in the amount of NIS 70 million (approximately €18 million at that time), bearing annual interest rate in the range of +0.5% to -0.5% of the Israeli Prime Rate (the “Third Loan”).

The First Loan is repayable in four semi-annual payments commencing December 31, 2031 and ending on June 30, 2033, and the interest on the First Loan is payable in semi-annual payments commencing December 31, 2025 and ending on the final repayment of the First Loan. The Second Loan is repayable in sixteen semi-annual payments commencing December 31, 2025 and ending on June 30, 2033, and the interest on the Second Loan is payable in semi-annual payment commencing December 31, 2025 and ending on the final repayment of the Second Loan. The Third Loan is repayable in one payment on December 31, 2025, unless the conditions set forth in the Loan Agreement will not be met, which will enable Ellomay Luzon Energy to ask for an extension until December 31, 2026. The interest on the Third Loan is payable on December 31, 2025 and, to the extent an extension is requested, in semi-annual payments thereafter until the final repayment of the Third Loan. During the year ended December 31, 2025, Ellomay Luzon Energy repaid an amount of NIS 30 million (€8 million) out of the Third Loan and requested an extension until December 31, 2026 for the remainder of the Third Loan. As of December 31, 2025, the outstanding amount on the loans was NIS 40 million (€11 million) (the Third Loan) and approximately NIS 336 million (€90 million) (the First Loan and Second Loan).

In connection with the Loan Agreement, Ellomay Luzon Energy granted the lender a first ranking fixed pledge on its rights in connection with an account with the lender, or the Pledged Account, in which all amounts due to Ellomay Luzon Energy from Dorad will be deposited. The Loan Agreement provides that when any dividend is received from Dorad: (i) Ellomay Luzon Energy will leave in the Pledged Account the amount required for the next payment to the lender, (ii) to the extent the amount received during a calendar year exceeds NIS 65 million (€17 million), then Ellomay Luzon Energy will make an early repayment of the First Loan and thereafter the Third Loan in the amount of 50% of the difference between the amount of receipts in the calendar year and NIS 65 million by no later than June 30 of the following year (pro rata over all future payments), and (iii) with respect to any amount in excess of the amounts required as stated in paragraphs (i) and (ii) – Ellomay Luzon Energy is entitled to use the funds deposited in the Pledged Account for any need, subject to the provisions of the law and the agreements with the lender.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Acquisition of Additional 15% of Dorad’s Share Capital (cont’d)

The Loan Agreement provides that the First and Third Loans may be prepaid without an early repayment fee and the Second Loan may be prepaid subject to payment of fees as generally acceptable in the lender.

During the year ended December 31, 2025, Ellomay Luzon Energy performed a purchase price allocation in connection with the acquisition of 15% of Dorad’s shares. The purchase price allocation provided as follows:

	Fair Value 7.5%	Fair Value 15%
	€ in thousand (based on the NIS/EUR as of the acquisition date)
Tangible Assets:
Dorad’s equity as of acquisition date (July 22, 2025)	31,683	63,365
Excess consideration related to bank loans	(2,044)	(4,087)
Total tangible assets, net	29,639	59,278

Intangible Assets:
Production and supply license - Dorad 1**	42,169	84,338
Production license - Dorad 2***	6,540	13,080
Deferred tax liability for intangible assets	(10,733)	(21,466)
Gain on bargain purchase*	(14,371)	(28,741)
Purchase consideration	53,244	106,489

*	The Company’s share of the gain on bargain purchase is included in the Company’s share of profits of investee companies accounted for using the equity method. To the best of the Company’s knowledge, the reason for the bargain purchase price relates to the circumstances leading to the sale of the shares held by Zorlu, which included a deterioration of the relationship between Israel and Turkey and the political and public pressure in Turkey on Zorlu to divest its holdings in Israeli assets. These circumstances led to a sale of the shares under pressure.

**	The fair value of the production and supply license of Dorad 1 was determined using the income approach, applying the Multi-Period Excess Earnings Method (MPEEM). The valuation is based on forecasted cash flows derived from Dorad’s financial model, in accordance with the existing regulatory framework and license terms. The valuation assumes continued operation of the power plant and includes the exercise of the option to extend the production license for an additional ten-year period beyond its original expiration in May 2034. Forecasted operating costs were derived from existing contracts and management estimates. Contributory asset charges were applied in respect of working capital, fixed assets and workforce. The projected cash flows were discounted using a weighted average cost of capital (WACC) of approximately 7% for the remaining term of the existing license and 7.5% for the extension period. The corporate income tax rate applied in the valuation was 23%. The total economic useful life of the license was assumed to extend through 2044.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

A.	Equity accounted investees (cont’d)

Ellomay Luzon Energy Infrastructures Ltd. (“Ellomay Luzon Energy”) (cont’d)–

Acquisition of Additional 15% of Dorad’s Share Capital (cont’d)

***	The fair value of the production license of Dorad 2 was determined using the income approach, based on an equity discounted cash flow (DCF) method, reflecting the early-stage nature of the project. The valuation is based on forecasted cash flows derived from Dorad’s financial model, in accordance with the applicable regulatory framework and license terms. The valuation assumes construction of the plant during the years 2027–2030 and commencement of operations in 2031, and incorporates the probability of project realization and the timing of financial close. Forecasted capital expenditures, operating costs and natural gas costs were derived from management estimates and existing agreements. The projected cash flows were discounted using a cost of equity (Ke) reflecting an appropriate risk premium for a development-stage project at a rate of 11%. A corporate income tax rate of 23% was assumed in the valuation. As the net amount recognized at the acquisition date for the identifiable assets exceeds the cost of the acquired Dorad shares by approximately NIS 112.8 million (€28.73 million based on the average NIS/EUR exchange rate as of the acquisition date), such amount was recognized in the profit and loss statements of Ellomay Luzon Energy for the year ended December 31, 2025, as “gain on bargain purchase”.

The Dorad SPA required the purchaser to deposit on the date of execution of the Dorad SPA an autonomous guarantee with an escrow agent in the amount of approximately NIS 414.1 million (€105.5 million as of the acquisition date). To enable Ellomay Luzon Energy to provide the guarantee required under the Dorad SPA, the Company deposited in April 2025 an amount equal to 25% of its portion of the guarantee (pro rata to its holdings in Ellomay Luzon Energy), which served as collateral to the bank that issued the guarantee. In connection with the pledged deposit, the Company entered into a Commercial Paper Agreement enabling it to receive a short-term loan in the amount of NIS 60 million – NIS 210 million, with a variable annual interest rate equal to the Israeli Prime lending rate (currently 6%) + 0.5%. The commercial paper is for a term of one year and includes customary causes for early repayment. In addition, the Company and the holders of the commercial paper are entitled to effect early repayment without cause with a 45 business day prior notice. The Company withdrew an amount of NIS 60 million (€16 million) under the Commercial Paper Agreement in April 2025. Following consummation of the acquisition of 15% of Dorad’s outstanding shares by Ellomay Luzon Energy as set forth below, the guarantee was released and the Company provided a notice of early repayment to the holder of the commercial paper.

For information concerning a separation process and an agreement to sell the Company’s indirect holdings in Ellomay Luzon Energy, see Note 24A.

B.	Pumped Storage Projects

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) –

Ellomay Pumped Storage (2014) Ltd. (“Ellomay PS”), in which the Company directly and indirectly owns 83.333% (with the remaining 16.667% held by Ampa Ltd. (“Ampa”)), received a conditional license for the Manara PSP from the Israeli Minister of Energy and Infrastructures (the “Minister”) for the construction of a pumped storage plant in the Manara Cliff with a capacity of 156 MW (the “Conditional License”). The Conditional License permits Ellomay PS to construct the Manara PSP and includes several conditions precedent to the entitlement of Ellomay PS to receive an electricity production license. The Company and its affiliates did not pay any consideration upon the acquisition of the rights in the Manara PSP and undertook to pay certain consideration upon the fulfillment of certain conditions and milestones. As of December 31, 2025, the Company paid an amount of approximately NIS 27,590 thousand (approximately €7,366 thousand) on account of the consideration upon the acquisition.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) (cont’d) –

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

According to applicable law, the 72 months license period may be extended for up to three additional periods of 12 months each if required due to circumstances existing after the previous extension was approved and subject to the Minister’s approval at such time. Each extension may result in a forfeiture of up to 40% of the license guarantee which value currently amounts to approximately NIS 4,100 thousand (approximately €1,095 thousand). The guarantee amount is linked to the USD and is reduced over time upon fulfillment of certain interim project milestones.

Manara PSP Project Finance

On December 31, 2020, Ellomay PS received the conditional tariff approval for the project from the Israeli Electricity Authority that regulates the tariffs and formulas for purchasing energy from a pumped storage manufacturer connected to the transmission network for a period of 20 years beginning on the date of receipt of the permanent production license. The conditional tariff became effective following financial closing in February 2021. On February 11, 2021, the Manara PSP Project Finance reached financial closing. The Manara PSP Project Finance is provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. As of the date of the financial closing, the Manara PSP Project Finance was in the aggregate amount of approximately NIS 1.27 billion (approximately €0.317 billion at that time). This aggregate amount is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”).

As of December 31, 2025, the Manara PSP Project Finance (including reevaluation linkage to the Project Index) amounts to approximately NIS 1,443 million (approximately €385 million at that time). The owners of Ellomay PS undertook to provide, and provided, aggregate equity and shareholder’s loans financing to the project of NIS 353 million (approximately €94.1 million at that time), pro rata to their holdings in the Manara PSP, linked to the Project Index. Due to this indexation, additional shareholders’ loans were provided by the shareholders pro rata to their respective holdings in Manara PSP. As of December 31, 2025, the financing provided by the owners of Manara PSP amounted to approximately NIS 392,000 thousand (approximately €105,000 thousand).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) (cont’d) –

Manara PSP Project Finance (cont’d)

Ellomay and Ampa Investments Ltd. (“Ampa”), provided certain sponsor support undertakings towards the lenders commensurate with the size and complexity of the project and the length of the construction period, including a standby equity guarantee in the aggregate amount of approximately NIS 12,500 thousand (approximately €3,331 thousand at that time), pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked to the Israeli CPI and adjusted to the Project Index. As of December 31, 2025, the standby equity guarantee, including linkage, amounts to NIS 13,830 thousand (approximately €3,692 thousand). Ellomay and Ampa also provided corporate guarantees in an amount similar to the amount of the standby equity guarantee.

Manara PSP EPC Agreement

In August 2021, the Israeli Electricity Authority issued a clarification letter relating to the method of calculation of certain dynamic benefits applicable to all pumped storage projects in Israel. The owners of the Manara PSP currently estimate that if the updates to the method of calculation will be implemented, the new calculation may reduce the cover ratios of the Manara PSP during the commercial operation period by up to 5 basis points. In order to mitigate such potential future effect, the owners of the Manara PSP agreed to provide the lenders with certain undertakings to inject additional equity to the Manara PSP in certain scenarios, subject to a cap which is currently estimated by the owners of the Manara PSP to be approximately NIS 46,000 thousand (approximately €12,280 thousand).

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

B.	Pumped Storage Projects (cont’d)

Pumped-storage project in the Manara Cliff in Israel (“Manara PSP”) (cont’d) –

Impact of War in Israel

Due to the Iron Swords War, which has also expanded into a security conflict in the northern region, operations construction works at the Manara site were halted in October 2023. The planning works, the construction of the equipment off site, including the electro-mechanical equipment and the arrival of the equipment in Israel continue as usual.

The Electricity Authority granted a sixteen-month extension to the regulatory milestones and the duration of the general license. As part of the standards supporting financing, there is protection for the senior debt (principal and interest) and the developer’s expenses, subject to the approval of the Electricity Authority on the subject. Following the ceasefire achieved in November 2024 between Israel and Lebanon, the EPC contractor is preparing to resume construction work at the site. The works on the Manara PSP were resumed by the EPC contractor on April 7, 2025 entering into a ramp-up period. For information concerning the USA-Israel-Iran war that commenced on February 28, 2026, see Note 24C.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

In May 2023, a notice to proceed was issued to the EPC contractor with respect to the first two projects, Ellomay Solar Italy One SRL (14.8 MW) and Ellomay Solar Italy Two SRL (4.95 MW), located in the Lazio Region, Italy. The Solar Plant owned by Ellomay Solar Italy Two SRL was connected to the grid in February 2024 and the Solar Plant owned by Ellomay Solar Italy One was connected to the grid in May 2024. An additional project owned by Ellomay Solar Italy Ten SRL (18 MW) was connected to the grid during January 2025. These projects are part of the Italian 198 MW Solar portfolio in which Clal became a partner during 2025 as explained below.

The Company capitalizes expenses in connection with such projects once RtB status is reached.

The Company executed construction agreements with the Engineering, Procurement and Construction (“EPC”) contractor for 160 MW that are RtB and such projects are currently under construction.

Ellomay Solar Italy One SRL, Ellomay Solar Italy Two SRL and Ellomay Solar Italy Ten SRL have entered into a long-term power purchase agreement (“Italy PPA”) for the physical supply of electricity. With respect to a defined portion of the contractual volumes, the agreements provide for a fixed electricity price. The fixed-price component exposure is considered an electricity price derivative component.

Financing Agreement

A financing agreement with a European institutional investor was executed on February 27, 2025 for the financing of the construction of 198 MW (including the projects connected to the grid and the projects for which the EPC agreements were executed, the “Italian 198 MW Solar Portfolio”) for 23 years with a fixed annual interest of 4.5% (see Note 11A). As of December 31, 2025, the Company utilized €32M out of a €110M credit line. Subsequent to the balance sheet date, in March 2026 an additional amount of €25M was withdrawn from the credit line.

Clal Agreement

On April 9, 2025, the Company entered into an investment agreement (the “Clal Agreement”) with Clal Insurance Ltd., a leading Israeli institutional investor, and several of its affiliates (together, “Clal”) that was consummated in June 2025.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

C.	Development of Solar Projects in Italy (cont’d)

Clal Agreement (cont’d)

In consideration for its undertaking to invest approximately €52 million in the Italian solar portfolio, Clal received a 49% interest in the portfolio (including outstanding shareholder’s loans, capital notes and equity). The entire amount was received in 2025. As this transaction did not result in a loss of control and was accounted for as an equity transaction, the Company recognized in equity (transaction reserve with non-controlling interests) an amount of approximately €9.1 million (net of taxes in the amount of approximately €0.9 million). Tax benefit was recorded in profit and loss in connection with the utilization of current losses to offset such taxes amounting to approximately €0.9 million.

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

Pursuant to the Clal Agreement, upon consummation of the transactions contemplated by the Clal Agreement, the Company and Clal signed a partners agreement (the “Clal PA”) and the Company issued Clal a warrant (the “Clal Warrant”). For more information about the Clal Warrant, refer to note 16A.

The Clal PA sets forth the relationship between the general partner and the limited partners, the governance and management of the Israeli LP, the funding and financing of the Israeli LP and the mechanism for future transfers of interests in the Israeli LP. Pursuant to the Clal PA, Clal undertakes to provide its pro rata portion of the amounts required for the development of the Italian 198 MW Solar Portfolio to the Israeli LP, which in turn will fund the Luxembourg subsidiary and the Italian project companies. the Company’s aggregate funding commitment in the Italian 198 MW Solar Portfolio has already been provided by the Company. The Clal PA also provides for the payment of annual management fees to the Company.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

C.	Development of Solar Projects in Italy (cont’d)

Clal Agreement (cont’d)

The Clal Warrant covers 416,000 ordinary shares of the Company, with an exercise price of NIS 69.7 (approximately €18.6) per share. The Clal Warrant is for a term of twenty-six months and may only be exercised on a cashless basis. In the event the Company’s shares are traded at a price higher than NIS 80 (approximately €21.2) per share when the Clal Warrant is exercised, the Company, at its discretion, may choose to issue shares on a cashless basis assuming a market price per share of NIS 80 (€21.3) and pay Clal the remainder in cash. As the exercise price is denominated in NIS, the option constitutes a liability and is revalued and recognized at fair value in each reporting period. As of the closing date the value of the Clal Warrant was approximately €474 thousand and as of December 31, 2025 the Clal Warrant was valued at €2,232 thousand.

D.	Additional Operating Subsidiaries -

1.	Biogas Plants in the Netherlands

Composition of Advances on account of investments

	December 31
	2025	2024
	€ in thousands
On account of development of solar projects in Italy	-	547

The Company owns three Waste-to-Energy (specifically Gasification and Bio-Gas (anaerobic digestion) projects in the Netherlands.

Groen Goor Anaerobic Digestion Project

Groen Gas Goor B.V. (“Groen Goor”), a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 3 million Nm3 per year, in Goor, the Netherlands (the “Groen Goor Plant”). The Groen Goor Plant commenced operations in November 2017.

On February 17, 2025, the local regulator announced its intention to collect a fine of €1,504,875 from Groen Goor due to an alleged deviation from the permitted manure input. As of December 31, 2024 a provision of €515 thousand was recorded in profit and loss in connection with such potential fine. Groen Goor filed an appeal and received a ruling in March 2026. Based on the advice of the Company’s legal advisors, Groen Goor reduced the provision to €50 thousand.

Groen Gas Oude-Tonge Anaerobic Digestion Project

Groen Gas Oude-Tonge B.V. (“Groen Gas Oude-Tonge”) a project company operating an anaerobic digestion plant, with a green gas production capacity of approximately 3.8 million per year, in Oude-Tonge, the Netherlands (the “Oude-Tonge Plant”). The Oude-Tonge Plant commenced operations in June 2018.

Groen Gas Gelderland Anaerobic Digestion Project

On December 1, 2020, the Company, through its wholly-owned subsidiary, Ellomay Luxembourg, acquired all issued and outstanding shares of Groen Gas Gelderland B.V. (“GG Gelderland”) a project company operating an anaerobic digestion plant, with a green gas capacity of approximately 7.5 million Nm3 per year, in Gelderland, the Netherlands The actual production capacity of the plant is approximately 9.5 million Nm3 per year.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

D.	Additional Operating Subsidiaries - (cont’d)

1.	Biogas Plants in the Netherlands (cont’d)

Production increase

The Company is in the process of obtaining licenses to increase production capacity of the Bio-Gas plants from approximately 16 million Nm3 per year to approximately 24 million Nm3 per year.

Assessment of recoverable amount

During 2025, the Company assessed the recoverable amount of the Groen Goor Biogas plant in the Netherlands in light of operating losses suffered by these project in recent years and lower results than forecasted for 2025. The examination was conducted based on projected cash flows that were discounted at an after tax rate of 7.6%. The examination concluded that the value in use of the plants is higher than the carrying value of such plant and therefore there is no need for an impairment provision. The assumptions on which the examination was based could be affected by the Company’s inability to meet the budget in certain circumstances including increases in the prices of feedstock required in order to maintain the optimal mix of feedstock necessary to maximize performance of the plants, technical malfunctions and other circumstances that influence the operation of the plants and a delay in the legislative process of the legislative proposal concerning the Green Gas Blending Obligation. This legislation will require blending green gas with fossil gas and is expected to increase the profitability of operations at current production capacity.

2.	Solar Projects in Spain

Solar plants of Talasol Solar and Ellomay Solar –

The Company indirectly owns 51% of the share capital of Talasol Solar S.L.U (“Talasol”), which owns a solar plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain. 49% of the share capital of Talasol are owned by GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (24.5% each). These changes in Talasol’s ownership interest did not result in a loss of control.

In June 2018, Talasol executed a financial power swap in respect of approximately 80% of the output of the Talasol Solar Plant for a period of 10 years (the “Talasol PPA”) whose accounting treatment is according to cash flow hedge. The power produced by the Talasol Solar Plant is sold by Talasol in the open market for the current market power price and the Talasol PPA is expected to hedge the risks associated with fluctuating electricity market prices by allowing Talasol to secure a certain level of income for the power production included under the Talasol PPA. The Talasol PPA became effective in March 2019 and will expire in October 2030 (more information in note 21).

In December 2021, Talasol entered into a Facilities Agreement in the aggregate amount of €175 million with European institutional lenders (the “Talasol Facilities Agreement”). Financial closing of the Talasol Facilities Agreement was achieved in January 2022 (see Note 11).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

D.	Additional Operating Subsidiaries - (cont’d)

2.	Solar Projects in Spain (cont’d)

Solar plants of Talasol Solar and Ellomay Solar (cont’d) –

The Company indirectly, through its subsidiary Ellomay Solar S.L.U. (“Ellomay Solar”), owns a solar plant with an installed capacity of 28 MW in the municipality of Talaván, Cáceres, Spain (the “Ellomay Solar Plant”). On June 24, 2022, the Ellomay Solar Plant was connected to the electricity grid and commenced production of electricity.

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

On December 31, 2023, the Company executed an agreement to sell the holdings in the 9 MW solar plant located in Talmei Yosef, Israel. The sale of the Talmei Yosef Solar Plant was consummated on June 2, 2024. The net consideration paid at closing was approximately NIS 42.6 million (approximately €10.6 million). There were no subsequent adjustments of the consideration. Due to the sale, the results of the Talmei Yosef Solar Plant are presented in these financial statements as a discontinued operation. For more information, see Note 23.

4.	Texas USA Solar

During 2023, the Company entered into a Joint Development Agreement with a project development company experienced in the development of energy projects, site acquisition, capital markets and commercial management, and commenced development of solar projects in the vicinity of Dallas, Texas. Each of the solar projects under development is expected to have a capacity of approximately 10-14 MW. As of December 31, 2025, there are three projects with an aggregate capacity of approximately 29.59 MW, that were connected to the grid (the Fairfield, Talco and Malakoff projects), and two additional projects that are under construction with an aggregate capacity of approximately 20.38 MW (the Mexia and Hillsboro projects). Mexia (11.2 MW) was connected to the grid during March 2026 and Hillsboro (14 MW) is expected to be connected to the grid during the third quarter of 2026.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 6 - Investee Companies and other investments (cont’d)

D.	Additional Operating Subsidiaries - (cont’d)

4.	Texas USA Solar (cont’d)

On September 13, 2024, Ellomay USA Inc., the Company’s indirectly wholly-owned subsidiary which owns the US project companies, entered into an agreement to transfer Investment Tax Credits (ITCs) related to the Fairfield, Malakoff, Mexia and Talco solar projects, with a reputable financial institution, with vast experience in executing tax credit transactions.

Through this transaction, the Company received approximately $11.8 million (€10 million) from the sale of ITCs. The sale is facilitated under the Inflation Reduction Act’s transferability provisions, allowing the Company to retain 100% of the operating profits from these projects. The agreement includes customary indemnification obligations (for damages not covered by tax insurance policy), including in connection with certain continued eligibility requirements and scope of the ITCs, for which the Company provided a guarantee to the purchaser of the ITCs. A proportional share of deferred income related to tax credits in the amount of approximately €2.1 million was recognized as other income.

The Company recognized other income of €1.7 million related to an agreed compensation from the EPC contractor due to delays in construction and from the recognition of a proportional share of deferred income related to tax credits.

Note 7 - Trade and Other Receivables

	December 31
	2025	2024
	€ in thousands
Current Assets - Trade and Revenue receivables:
Trade receivable	958	980
Income receivable	6,278	4,413
	7,236	5,393
Current Assets - Other receivables:
Government authorities	8,496	5,886
Interest receivable	154	193
Advance tax payment	503	74
Inventory	583	909
Insurance receivable (see Note 6D)	604	5,602
Prepaid expenses and other	4,578	2,677
	14,918	15,341
Non-current Assets - Long term receivables:
Prepaid expenses associated with long-term loans	16,245	12,186
Annual rent deposits	571	688
Loans to others	545	537
Other deposits	736	-
	18,097	13,411

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 8 - Fixed Assets

				Office
	Solar	Pumped	Biogas	furniture and
	plants	storage	plants	equipment	Total
	€ in thousands
Cost
Balance as at January 1, 2025	351,414	160,844	39,643	359	552,260
Additions	91,314	12,815	963	130	105,222
Disposals	-	-	-	-	-
Effect of changes in exchange rates	(7,442)	2,078	-	-	(5,364)
Balance as at December 31, 2025	435,286	175,737	40,606	489	652,118

Balance as at January 1, 2024	*288,208	*136,139	38,147	233	462,727
Additions	64,119	16,296	1,496	126	82,037
Disposals	(2,910)	-	-	-	(2,910)
Effect of changes in exchange rates	1,997	8,409	-	-	10,406
Balance as at December 31, 2024	351,414	160,844	39,643	359	552,260

Depreciation
Balance as at January 1, 2025	54,715	-	14,592	206	69,513
Depreciation for the year	14,654	-	1,044	85	15,783
Disposals	-	–	-	-	-
Effect of changes in exchange rates	(54)	-	-	-	(54)
Balance as at December 31, 2025	69,315	-	15,636	291	85,242

Balance as at January 1, 2024	42,266	-	12,296	183	54,745
Depreciation for the year	12,939	-	2,296	23	15,258
Disposals	(490)	-	-	-	(490)
Balance as at December 31, 2024	54,715	-	14,592	206	69,513

Carrying amounts
As at January 1, 2024	245,942	136,139	25,851	50	407,982
As at December 31, 2024	296,699	160,844	25,051	153	482,747
As at December 31, 2025	365,971	175,737	24,970	198	566,876

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 8 - Fixed assets (cont’d)

Investment in Solar Plants

Presented hereunder are data regarding the Company’s investments in solar plants as at December 31, 2025:

Solar Plant Title	Original nominal capacity	Achievement of PAC/Other status	Cost included in book value as at December 31, 2025
			€ in thousands
“Ellomay Spain – Rinconada II”	2.275 MWP	June 2010	5,509
“Rodríguez I”	1.675 MWP	November 2011	3,662
“Rodríguez II”	2.691 MWP	November 2011	6,631
“Fuente Librilla”	1.248 MWP	June 2011	3,212
“Talasol”	300 MWP	January 2021	220,999
“Ellomay Solar”	28 MWP	July 2022	19,236
“Solar Italy One”	14.8 MWP	December 2024	13,461
“Solar Italy Two”	4.95 MWP	October 2024	4,212
“Solar Italy Four”	15.1 MWP	RtB	784
“Solar Italy Five”	87.3 MWP	Under construction	37,237
“Solar Italy Seven”	54.8 MWP	Under construction	9,646
“Solar Italy Eight”	74.8 MWP	RtB	7,402
“Solar Italy Nine”	8 MWP	Under construction	2,074
“Solar Italy Ten”	18.1 MWP	August 2025	18,787
“Solar Italy Eleven”	79.5 MWP	RtB	4,869
“Solar Italy Fourteen”	20 MWP	RtB	1,045
“Solar Italy Fifteen”	10 MWP	Under construction	3,790
“Solar Italy Sixteen”	10 MWP	RtB	1,465
“Solar Italy Eighteen”	9.8 MWP	RtB	1,503
“Fairfield Solar”	13.44 MWP	July 2025	16,131
“Mexia Solar I”	5.6 MWP	Under construction	7,094
“Mexia Solar II”	5.6 MWP	Under construction	6,546
“Malakoff Solar I”	6.96 MWP	July 2025	8,457
“Malakoff Solar II”	6.96 MWP	July 2025	8,041
“Talco Solar”	10.3 MWP	July 2025	12,858
“Hillsboro I”	7 MWP	Under construction	5,439
“Hillsboro II”	7 MWP	Under construction	5,196

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

Security

As of December 31, 2025, fixed assets of the Company’s subsidiaries with a carrying amount of €589,074 thousand are pledged as security for bank loans (see Note 11 regarding loans and borrowings with respect to terms and repayment dates).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 8 - Fixed assets (cont’d)

Capitalized borrowing costs

In the year ended December 31, 2025, borrowing costs in the amount of €5,799 thousand were capitalized to qualifying assets. Those expenses are related to the construction of the Manara PSP and solar plants in Italy and USA.

Acquisition of fixed assets on credit

During the year ended December 31, 2025, the Company acquired fixed assets on credit in the amount of €8,605 thousand. The cost of acquisition had not yet been paid at the reporting date.

During the year ended December 31, 2024, the Company acquired fixed assets on credit in the amount of €904 thousand.

Note 9 - Other Payables

	December 31
	2025	2024
	€ in thousands
Employees and payroll accruals	562	389
Provision for Legal Claims	53	515
Government authorities	279	642
Deferred revenues	2,045	902
Accrued expenses connected to Manara PSP	4,852	2,984
Accrued interest on Debentures	2,093	2,070
Other accrued expenses	6,749	2,864
Income tax payables	512	530
	17,145	10,896

Note 10 - Current maturities and short-term bank loans

Composed as follows:

	Linkage	Interest rate	December 31	December 31
	terms	2024 and 2025	2025	2024
		%	€ in thousands
Current maturities of long term bank loans (refer to Note 11)	EURIBOR	2 – 6.3	4,426	4,215
	Fixed rate	2.58 – 4.5	8,551	7,550
	Prime rate (USA)	6.75-8.5	4,258	9,551
			17,235	21,316

	Linkage	Interest rate	December 31	December 31
	terms	2024 and 2025	2025	2024
		%	€ in thousands
Current maturities of other long term loans (1)	EURIBOR	5.27-9.1	2,800	5,000
	Fixed rate	5-5.5	866	866
			3,666	5,866

(1)	Loans provided by the minority (49%) holders in Talasol.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans

A.	Loans details

Composed as follows:

	Linkage	Interest rate 2024 and	December 31	December 31
	terms	2025	2025	2024
Bank loans		%	€ in thousands
	EURIBOR	2 – 6.3	25,304	28,105
	Fixed rate	2.58 – 4.5	173,845	149,985
	Prime rate (USA)	6.75-8.5	4,258	9,551
	Bank of Israel interest rate	4.35 - 9.1	7,078	6,379
	Consumer price index in Israel	2.75 - 4.78	79,138	73,162
			289,623	267,182
Current maturities			17,235	21,316

Long-term loans			272,388	245,866

	Linkage	Interest rate 2024 and	December 31	December 31
	terms	2025	2025	2024
Other long-term loans		%	€ in thousands
	EURIBOR(1)	5.27-9.1	24,450	25,239
	Consumer price index in Israel	7	8,857	7,259
	Fixed rate	4.5 - 5.5	28,816	3,816
			62,123	36,314
Current maturities			3,666	5,866

Other long-term loans			58,457	30,448

(1)	Loans provided by the minority holders (49%) in Talasol.

Israel - Ellomay PS Loans

1.	The Company’s 83.333% owned Israeli subsidiary promoting the Manara PSP, Ellomay PS, entered into a loan agreement with Ampa, the owner of the remaining 16.667% of its outstanding shares. The unpaid balance (principal and interest) of the loan is split into 2 separate loans, an interest-bearing loan at an annual rate of 7% linked to the consumer price index (senior international debt), and a mezzanine loan (an internationally inferior debt) bearing an annual interest rate of 5%. The maturity date of this loan starts from December 31, 2029. As of December 31, 2025, the amount of the loan is NIS 44,990 thousand (€12,012 thousand).

2.	On February 11, 2021, the Manara PSP Project Finance achieved financial closing. The Manara PSP Project Finance facilities are provided by a consortium of Israeli banks and institutional investors, arranged and led by Mizrahi-Tefahot Bank Ltd. The Manara PSP Project Finance long-term facilities were originally in the aggregate amount of approximately NIS 1.27 billion (approximately €0.317 billion at that time). This aggregate amount represents the real (non-indexed) value of the Long-Term Facilities as of the date of financial closing.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Israel - Ellomay PS Loans (cont’d)

Such amount, as well as the standby facilities, is linked to a synthetic composite index comprising a weighted average of the indices and currencies applicable to the Manara PSP’s construction costs (the “Project Index”), on an annual basis during the first 4 years of construction, and thereafter semi-annually until construction end.

The Manara PSP Project Finance facilities includes two Long-Term Facilities: (i) a Senior Secured A Tranche at a fixed rate of interest for each drawdown, with base interest rate equal to the yield to maturity of Israeli treasury bonds with like duration of the drawn loan, plus a spread of 3.25% per-annum during the Construction Period of the Project and a spread of 2.40% per-annum from the Actual Completion Construction Date. The Senior Secured Tranche is linked to the Israeli Consumer Price Index and is to be repaid over a period of 19.5 years from the commercial operation date; and (ii) a Subordinated Secured B Tranche at a floating rate of interest, with the base interest being the Bank of Israel rate, plus a spread of 4.35% per-annum during the construction period and a spread of 3.90% per-annum from the Actual Completion Construction Date. The stated maturity of the Tranche B loan is one year less than the maturity of the Senior Secured Loan with a cash sweep mechanism that shortens its maturity to approximately 12 years from the commercial operation date. The Manara PSP Project Finance also includes standby facilities (Tranche A and Tranche B).

The Manara PSP Project Finance includes customary terms in connection with early repayment, acceleration of payments upon certain breaches and limitations on distributions. The Manara PSP Project Finance also includes ancillary facilities such as VAT, Guarantees and Debt Service Reserve facilities in an aggregate amount of approximately NIS 64 million (approximately €17.1 million).

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

Ellomay and Ampa provided a standby equity guarantee in the aggregate amount of approximately NIS 13,830 thousand (approximately €3,692 thousand) as of December 31 2025, pro rata to their holdings in the Manara PSP. This standby equity guarantee is linked monthly to the Israeli CPI and adjusted (if applicable) in the same manner and timing as the Long-Term Facilities, as described above.

As of December 31, 2025, a total aggregate amount of NIS 245,656 thousand (€65,587 thousand) was drawn down under the Manara PSP Project Finance from the Senior Secured Tranche (annual interest rate range between 2.75%-4.78% linked to the Israeli Consumer Price Index) and a total aggregate amount of NIS 20,875 thousand (€5,573 thousand) was drawn from the Subordinated Secured B Tranche (floating annual interest rate based on the Bank of Israel Rate of 8.6% as of December 31, 2025).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans

1.	Groen Goor and Ellomay Luxembourg entered into a senior project finance agreement in 2017 (the “Goor Loan Agreement”), with Coöperatieve Rabobank U.A. (“Rabobank”), that includes the following tranches: (i) two loans with principal amounts of €3,510 thousand (with a fixed interest rate of 3% until the end of 2021 and with a fixed interest rate of 3.45% for the next five years ) and €2,090 thousand, (with a fixed interest rate of 2.5% until the end of March 2022, of 2.65% until the end of March 2023 and of 6.05% until the end of March 2026 ), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Goor Project’s facility to the grid and (ii) an on-call credit facility of €370 thousand with variable interest. An amount of €5,600 thousand was withdrawn in 2017 on account of these loans. In connection with the Goor Loan Agreement, the following securities were provided to Rabobank: (i) pledge on the present and future rights arising from the feedstock purchase agreement, the EPC agreement, the O&M agreement, the SDE subsidy, the various power and green gas purchase agreements, and the green gas certification supply agreement, (ii) pledge on all present and future (a) receivables arising from business and trade, and (b) stock and inventory including machinery and transport vehicles of Groen Goor, and (iii) all rights/claims of Groen Goor against third parties existing at the time of the execution of the Loan Agreement, including rights from insurance agreements.

2.	Groen Gas Oude-Tonge and Ellomay Luxembourg entered into a senior project finance agreement (the “Oude Tonge Loan Agreement”), with Rabobank, that includes the following tranches: (i) three loans with principal amounts of €3,150 thousand (with a fixed interest rate of 3.1% till the end of June 2022, a fixed interest rate of 3.95% till June 2025,and a fixed interest rate of 6.5% till June 2028), €1,540 thousand (with a fixed interest rate of 2.9% until the end of March 2023 and of 5.15% for the next five years ) and €160 thousand, (with a fixed interest rate of 3.4% until the end of March 2023 and of 5.65% for the next five years ), for a period of 12.25 years, repayable in equal monthly installments commencing three months following the connection of the Oude Tonge Project’s facility to the grid and (ii) an on-call credit facility of €100 thousand with variable interest. The amount of €4,850 thousand was withdrawn in 2017 and 2018 on account of these loans.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

The Netherland - Bio Gas - Loans (cont’d)

3.	GG Gelderland entered into a senior project finance agreement (the “Gelderland Loan Agreement”), with Rabobank, that includes the following tranches: (i) four loans with principal amounts of (a) €2,453 thousand (with a fixed interest rate of 3.6% for the first five years), (b) €1,200 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020, 3.5% until the beginning of December 2025 and 7.85% thereafter), (c) €400 thousand (with a fixed interest rate of 3.55% until the end of January 2023 and with a fixed interest rate of 5.95% until the end of the loan period) and (d) €2,847 thousand (with a fixed interest rate of 4.5% until the beginning of December 2020, 3.5% until the beginning of December 2025 and 7.85% thereafter), all for a period of 12 years (144 monthly payments), repayable in equal monthly installments and (ii) an on-call credit facility of €750 thousand with variable interest. An aggregate amount of €6,900 thousand was withdrawn in 2015, 2016 and 2018 on account of these loans. On November 30, 2020, GG Gelderland replaced the loan set forth in (i)(a) above, which as of that date had an outstanding principal amount of €1,890 thousand, with another loan from Rabobank with a fixed interest rate of 3.1% per year, repayable in 56 payments monthly, with a repayment of principal in one payment in August 2025.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Spain - Loans (cont’d)

The loans provided under the Facility Agreement bear an annual interest at the rate of Euribor 6 months plus a margin of 2% (with a zero interest floor) and repaid semi-annually on June 20 and December 20. The principal is repaid on a semi-annual basis based on a pre-determined sculptured repayment schedule.

The Facility Agreement provides for mandatory repayment upon the occurrence of certain events and includes various customary representations, warranties and covenants, including covenants to maintain a DSCR on an aggregate basis not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR, on an aggregate basis, is equal to or higher than 1.15:1.0, (ii) the first instalment of the Project Finance has been repaid, (iii) no amount under the revolving credit tranche has been withdrawn and not fully repaid and no drawdowns of the revolving credit tranche are expected within the next six months, and (iv) the Subsidiaries’ net debt to regulatory value (as such terms are defined in the Facility Agreement) ratio is equal to or higher than 0.7:1. The regulatory value of the Solar Plants owned by the Subsidiaries is approximately €23.5 million, compared to their aggregate nominal purchase price, which was approximately €14.85 million and their aggregate book value, which was approximately €14.6 million as of September 30, 2018. The Facility Agreements includes a cash-sweep payment mechanism and obligation that applies in the event the Subsidiaries’ net debt to regulatory value ratio is equal to or higher than 0.7:1.

As of December 31, 2025, the financial covenants were met.

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

The documents ancillary to the Facility Agreements require that security interests be provided in connection with the following: (i) the Subsidiaries’ shares (held by Ellomay Luxembourg), (ii) pledges over accounts, (iii) pledges over relevant agreements including hedging agreements; and (iv) promissory equipment mortgage.

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

Notes to the Consolidated Financial Statements as of December 31, 2025

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

As of December 31, 2025, the financial covenants were met.

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

2.	On April 30, 2019, following the financial closing of Talasol Solar Plant and sale of 49% holdings of the Talasol Project, Talasol entered into a loan agreement with GSE 3 UK Limited and Fond-ICO Infraestructuras II, FICC (the minority shareholders of Talasol, each of whom owns 24.5% of Talasol). The unpaid balance of the loan will bear interest of Euribor 6 months plus 5.27%. The maturity date of this loan is December 31, 2037. As of December 31, 2025, the amount of the loan is €24,450 thousand.

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

The Term Loan and DSRF (to the extent withdrawn) bear an annual interest of Euribor 6-month plus 2.5%. Ellomay Solar entered into a swap agreement with respect to the amount of the Project Finance until June 30, 2037, replacing the Euribor 6-month rate with a fixed 6-month rate of approximately 3%, resulting in a fixed annual interest rate of approximately 5.5%.

The Project Finance provides for mandatory repayment upon the occurrence of certain customary events and includes various customary collaterals, representations, warranties and covenants, including covenants to maintain a Debt Service Cover Ratio (“DSCR”) not lower than 1.05:1, and not to make distributions unless, among other things: (i) the DSCR is at least 1.20:1.0, (ii) the first instalment of the Project Finance will be repaid on December 31, 2024, and (iii) no amount under the DSRF has been withdrawn and not fully repaid.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

A.	Loans details (cont’d)

Ellomay Solar - Loan (cont’d)

As of December 31, 2025, the financial covenants were met.

Upon financial closing Ellomay Solar withdrew the Term Loan and distributed €9.7 million to Ellomay Luxembourg Holdings S.àr.l, the Company’s wholly-owned subsidiary and Ellomay Solar’s parent company.

Ellomay USA – Credit line

In August 2024, the Company’s indirectly wholly-owned subsidiary, Ellomay Texas Solar Projects, LP. (“Ellomay Texas Solar”) entered into a Revolving Loan Agreement with Israel Discount Bank of New York (“IDB NY”) for the extension of a $10 million line of credit with a term of up to one year, bearing an interest rate of Prime Rate minus 0.75% with a minimum Prime Rate of 5%. Ellomay Texas Solar repaid $5 million during the third quarter of 2025.

The Revolving Loan Agreement includes various customary representations, warranties and covenants that are similar to the covenants included in the deed of trust governing the Company’s Series F Debentures (see Note 12).

Italy – Loans

1.	On February 27, 2025, the Company executed a financing agreement with a European institutional investor for the financing of the construction of 198 MW, including approximately 38 MW of operating projects, which are constructed and connected to the grid, and additional projects with an aggregate capacity of approximately 160 MW that have reached ready-to-build status and for which the EPC agreements were executed.

The Project Finance in an amount of up to €110 million will be provided by way of senior secured notes to be issued in multiple tranches during the construction phase by a wholly-owned subsidiary of Ellomay Luxembourg. All notes are due on December 31, 2047 and to be repaid in semi-annual installments. The notes bear interest from and including the issue date to and excluding the maturity date at the rate of 4.50% per annum, to be paid semi-annually in arrears. As of December 31, 2025, The Company utilized €32 million of the credit line.

2.	Following the consummation of the sale of 49% of the Italian 198 MW portfolio to Clal, the Israeli LP entered into a loan agreement with Clal. The unpaid balance of the loan will bear an annual interest of 4.5%. As of December 31, 2025, the amount of the loan is €24,795 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

B.	The aggregate annual maturities are as follows:

	December 31	December 31
	2025	2024
	€ in thousands
Second year	16,785	13,884
Third year	17,029	16,673
Fourth year	17,376	16,887
Fifth year	18,684	16,575
Sixth year and thereafter	260,971	212,295

Long-term loans	330,845	276,314
Current maturities	19,717	26,712
Short-term loans	1,184	470
	351,746	303,496

C.	In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions linked to the Euribor, the Company executed swap transactions. For more information, see Note 21.

C.	Movement in liabilities deriving from financing activities

		Liabilities
		Loans and
	Note	borrowings	Debentures	Other	Total
		€ in thousands
Balance as at January 1, 2025		303,496	191,529	26,038	521,063
Changes from financing activities
Proceeds from issue of debentures	12	-	91,181	-	91,181
Repayment of debentures	12	-	(35,691)	-	(35,691)
Receipt of loans		76,208	-	-	76,208
Repayment of loans		(35,414)	-	-	(35,414)
Repayment of lease	14	-	-	(1,548)	(1,548)
Proceeds from the sale of tax credits		-	-	10,160	10,160
Accrued interest	9	6,236	-	-	6,236
Linkage		1,938	-	-	1,938
Non-cash components		(1,528)	2,069	10,054	10,595
Total net financing liabilities		350,936	249,088	44,704	644,728

Effect of changes in foreign exchange rates		810	89	(306)	593
Balance as at December 31, 2025		351,746	249,177	44,398	645,321

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 11 - Loans (cont’d)

C.	Movement in liabilities deriving from financing activities (cont’d)

		Liabilities
		Loans and
	Note	borrowings	Debentures	Other	Total
		€ in thousands
Balance as at January 1, 2024		281,938	140,087	25,701	447,726
Changes from financing activities
Proceeds from issue of debentures		-	74,159	-	74,159
Repayment of debentures	12	-	(35,845)	-	(35,845)
Receipt of loans		19,482	-	-	19,482
Repayment of loans		(11,776)	-	-	(11,776)
Repayment of lease	14	-	-	(2,941)	(2,941)
Accrued interest (see Note 9)		5,899	-	-	5,899
Linkage		2,474	-	-	2,474
Non-cash components		88	1,369	2,970	4,427
Total net financing liabilities		298,105	179,770	25,730	503,605

Effect of changes in foreign exchange rates		5,391	11,759	308	17,458
Balance as at December 31, 2024		303,496	191,529	26,038	521,063

Note 12 - Debentures

A.	Composed as follows:

	December 31, 2025		December 31, 2024
	Face value	Carrying amount	Face value	Carrying amount
	€ in thousands		€ in thousands
Debentures	254,858	249,177	198,421	191,529
Less current maturities	40,434	39,803	37,719	35,706
Total long-term debentures	214,424	209,374	160,702	155,823

B.	Debentures – Details

Series C Debentures

On July 25, 2019, the Company issued Series C Debentures due June 30, 2025 in a public offering in Israel in the aggregate principal amount of NIS 89,065 thousand (approximately €22,690 thousand based on the Euro/NIS exchange rate at that time). The gross proceeds of the offering were NIS 89,065 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 87,600 thousand (approximately €22,317 thousand based on the Euro/NIS exchange rate at that time). The Company extended the Series C Debentures through public and private placements in Israel in October 2020, February 2021 and October 2021 in the aggregate principal amount of NIS 370,939 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series C Debentures (cont’d)

The principal amount of Series C Debentures was repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal shall be paid, on June 30 of each of the years 2022 and 2023, 15% of the principal shall be paid and on June 30 of each of the years 2024 and 2025, 30% of the principal shall be paid. The Series C Debentures originally bore a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive) and on June 6, 2022, the holders of Series C Debentures approved an amendment to the Series C Deed of Trust, which provided for certain revisions to the financial covenants and for the increase of the annual interest rate payable on the principal of the Series C Debentures by 0.25% from 3.3% to 3.55%, commencing on June 6, 2022.

The Series C Debentures were fully repaid on June 30, 2025.

Series D Convertible Debentures

On February 23, 2021, the Company issued new Series D Convertible Debentures in a public offering in Israel in the aggregate principal amount of NIS 62,000 thousand (approximately €15,627 thousand based on the Euro/NIS exchange rate at that time). The principal amount of the Series D Convertible Debentures is repayable in one installment on December 31, 2026. The Series D Convertible Debentures bear a fixed interest at the rate of 1.2% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing June 30, 2021, through December 31, 2026 (inclusive). The Series D Convertible Debentures are convertible into the Company’s ordinary shares, NIS 10.00 par value per share, at a conversion price of NIS 165 (approximately €41.6 based on the Euro/NIS exchange rate at that time), subject to adjustments upon customary terms. The Series D Convertible Debentures are not rated. The gross proceeds from the offering were approximately NIS 62,600 thousand and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 61,800 thousand (approximately €15,577 thousand based on the Euro/NIS exchange rate at that time). Of the total proceeds, an amount NIS 7,504 thousand (approximately €1,890 thousand based on the Euro/NIS exchange rate at that time) was recognized in Other long-term liabilities in connection with the convertible component. As of December 31, 2025, the amount of the liability was €9 thousand (€36 as of December 31, 2024).

The Series D Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of the Company assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate.

The Series D Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series D Convertible Debentures up to an aggregate par value of NIS 200 million provided that: (i) the Company is not in default of any of the immediate repayment provisions included in the Series D Deed of Trust or in breach of any of its material obligations to the holders of the Series D Convertible Debentures pursuant to the terms of the Series D Deed of Trust, (ii) the expansion will not harm the Company’s compliance with the financial covenants included in the distribution undertaking Series D Deed of Trust and (iii) to the extent the Series D Convertible Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series D Convertible Debentures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series D Convertible Debentures (cont’d)

The Series D Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and includes a mechanism for the update of the annual interest rate of the Series D Convertible Debentures in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

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

3.	The ratio of (a) the Series D Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from its operations are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series D Deed of Trust), based on the aggregate four preceding quarters (the “Series D Adjusted EBITDA” and the “Series D Ratio of Net Financial Debt to Series D Adjusted EBITDA,” respectively), shall not be higher than 14 for purposes of the immediate repayment provision and shall not be higher than 12 for purposes of the update of the annual interest provision.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series D Convertible Debentures (cont’d)

The Series D Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to the Company’s shareholders, provided that: (a) the Company will not distribute more than 75% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series D Debentures and (d) on the date of distribution and after the distribution no cause for immediate repayment exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series D Adjusted Balance Sheet Equity not lower than €85 million, (ii) Series D Ratio of Series D Net Financial Debt to Series D CAP, Net not to exceed 60%, and (iii) Series D Ratio of Series D Net Financial Debt to Series D Adjusted EBITDA, shall not be higher than 9, and the Company may not execute distributions unless it meets all of its material obligations to the holders of the Series D Convertible Debentures and unless no cause for immediate repayment exists on the date of distribution and after the distribution.

As of December 31, 2025, the financial covenants were met.

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

The Series E Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series E Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series E Secured Debentures provided that: (i) The Company is not in default of any of the immediate repayment provisions included in the Series E Deed of Trust or in breach of any of its material obligations to the holders of the Series E Secured Debentures pursuant to the terms of the Series E Deed of Trust, (ii) the expansion will not harm its compliance with the financial covenants for purposes of the immediate repayment provision included in the Series E Deed of Trust, (iii) to the extent the Series E Secured Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series E Secured Debentures and (iv) the par value of the Series E Secured Debentures may not be higher than NIS 220 million following the expansion.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series E Debentures (cont’d)

The Series E Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

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

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series E Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series E Net Financial Debt”), to (b) the Company Series E Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series E Net Financial Debt (“Series E CAP, Net”, and “Series E Ratio of Net Financial Debt to Series E CAP, Net,” respectively), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company Series E Net Financial Debt, to (b) the Company earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company operations are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series E Deed of Trust), based on the aggregate four preceding quarters (the “Company Series E Adjusted EBITDA” and the “Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA,” respectively), shall not be higher than 12 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 11 for purposes of the update of the annual interest provision.

The Series E Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company are in compliance with all of its material undertakings to the holders of the Series E Secured Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series E Adjusted Balance Sheet Equity not lower than €90 million, (ii) Series E Ratio of Net Financial Debt to Series E CAP, Net not to exceed 60%, and (iii) Series E Ratio of Net Financial Debt to Series E Adjusted EBITDA, shall not be higher than 9, and the Company may not execute distributions unless it meets all of its material obligations to the holders of the Series E Secured Debentures and unless no cause for immediate repayment exists on the date of distribution and after the distribution.

As of December 31, 2025, the financial covenants were met.

Subsequent to the reporting date, the terms of the Series E debentures were amended (see note 24).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures

On January 16, 2024, the Company issued in an Israeli public offering units consisting of an aggregate principal amount of NIS 170 million (approximately €41 million, as of the issuance date) of the Series F Debentures, due March 31, 2030, and Series 2 Warrants to purchase an aggregate of 1,020,000 ordinary shares at a price per share of NIS 80 (subject to customary adjustments), which expire on January 5, 2028. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 165 million (approximately €40 million as of the issuance date). Of the total proceeds of the offering, an amount of NIS 10,046 thousand (approximately €2,449 thousand based on the Euro/NIS exchange rate at that time) was recognized in Current liabilities in connection with these Warrants. As of December 31, 2025, the amount of the liability was €3,687 (€1,410 thousand as of December 31, 2024).

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

Following completion of the private placement, the aggregate outstanding par value of the Company’s Series F Debentures is NIS 328,090,736. The principal amount of Series F Debentures is repayable in four non-equal installments on March 31 in each of the years 2027 to 2030 (inclusive) as follows: in each of the principal payments in the years 2027 and 2028 a rate of 30% of the principal will be paid, in the principal payment in the year 2029 a rate of 25% of the principal will be paid and in the principal payment in the year 2030 a rate of 15% of the principal will be paid. The Series F Debentures bear a fixed annual interest at the rate of 5.5% (that is not linked to the Israeli CPI or otherwise), payable semi-annually on March 31 and September 30, commencing March 31, 2024 through March 31, 2030 (inclusive).

The Series F Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series F Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series F Debentures provided that: (i) the Company is not in default of any of the immediate repayment provisions included in the Series F Deed of Trust or in breach of any of its material obligations to the holders of the Series F Debentures pursuant to the terms of the Series F Deed of Trust, (ii) the expansion will not harm its compliance with the financial covenants for purposes of the immediate repayment provision included in the Series F Deed of Trust and (iii) to the extent the Series F Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series F Debentures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures (cont’d)

The Series F Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

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

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by entities who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series F Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series F Net Financial Debt”), to (b) the Company Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series F Net Financial Debt (“Series F CAP, Net”, “Series F Ratio of Net Financial Debt to Series F CAP, Net”), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

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

The Series F Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series F Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series F Adjusted Balance Sheet Equity not lower than €94 million, (ii) Series F Ratio of Net Financial Debt to Series F CAP, Net not to exceed 58%, and (iii) Series F Ratio of Net Financial Debt to Series F Adjusted EBITDA, shall not be higher than 9, and the Company may not execute distributions unless it meets all of its material obligations to the holders of the Series F Debentures and unless no cause for immediate repayment exists on the date of distribution and after the distribution.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series F Debentures (cont’d)

As of December 31, 2025, the financial covenants were met.

Subsequent to the reporting date, the terms of the Series F debentures were amended (see note 24).

Series G Debentures

On February 16, 2025, the Company issued in an Israeli public offering an aggregate principal amount of NIS 214,479,000 of its newly issued Series G Debentures, due December 31, 2032. The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 211.9 million (approximately €56.7 million as of the issuance date).

In December 2025, the Company issued in a private placement to Israeli classified investors NIS 130,000,000 par value of its unsecured non-convertible Series G Debentures, at a price of NIS 1.05 per NIS 1 principal amount of the Additional Series G Debentures, for an aggregate gross consideration of approximately NIS 136.5 million (approximately €36.4 million as of the issuance date). The net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 136.1 million (approximately €36.3 million as of the issuance date). The consideration included an amount of approximately NIS 6.7 million (approximately €1.8 million as of the issuance date) in respect of accrued interest as of the issuance date.

Following completion of the private placement, the aggregate outstanding par value of the Company’s Series G Debentures is NIS 344,479,000. The principal amount of Series G Debentures is repayable in seven non-equal installment on December 31 in each of the years 2026 to 2032 (inclusive) as follows: 10% of the principal on the 2026 repayment date, 2.5% of the principal on each of the 2027 and 2028 repayment dates, 10% of the principal on the 2029 repayment date and 25% of the principal on each of the 2030, 2031 and 2032 repayment dates. The Series G Debentures bear a fixed interest at the rate of 6.34% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31, commencing December 31, 2025 through December 31, 2032 (inclusive).

The Series G Deed of Trust includes customary provisions, including (i) a negative pledge such that the Company may not place a floating charge on all of its assets, subject to certain exceptions and (ii) an obligation to pay additional interest for failure to maintain certain financial covenants, with an increase of 0.25% in the annual interest rate for the period in which the Company does not meet each standard and up to an increase of 0.75% in the annual interest rate. The Series G Deed of Trust does not restrict the Company’s ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables the Company to expand the Series G Debentures provided that: (i) the Company is not in default of any of the immediate repayment provisions included in the Series G Deed of Trust or in breach of any of its material obligations to the holders of the Series G Debentures pursuant to the terms of the Series G Deed of Trust, (ii) the expansion will not harm the Company’s compliance with the financial covenants for purposes of the immediate repayment provision included in the Series G Deed of Trust and (iii) to the extent the Series G Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series G Debentures.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series G Debentures (cont’d)

The Series G Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for the applicable period, and as noted above a mechanism for the update of the annual interest rate in the event the Company does not meet certain financial covenants. The financial covenants are as follows:

a.	The Company’s Series G Adjusted Balance Sheet Equity (as such term is defined in the Series G Deed of Trust, which, among other exclusions, excludes changes in the fair value of hedging transactions of electricity prices, such as the PPA executed in connection with the Talasol Solar Plant, and interest rates), on a consolidated basis, shall not be less than €80 million for two consecutive quarters for purposes of the immediate repayment provision and shall not be less than €84 for purposes of the update of the annual interest provision;

b.	The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations provided by creditors who are in the business of lending money (excluding financing of projects and other exclusions as set forth in the Series G Deed of Trust), net of cash and cash equivalents, short-term investments, deposits, financial funds and negotiable securities, to the extent that these are not restricted (with the exception of a restriction for the purpose of securing any financial debt according to this definition) (together, the “Series G Net Financial Debt”), to (b) the Series G Adjusted Balance Sheet Equity, on a consolidated basis, plus the Series G Net Financial Debt (the “Series G CAP, Net” and the “Series G Ratio of Net Financial Debt to Series G CAP, Net”), shall not exceed the rate of 65% for three consecutive quarters for purposes of the immediate repayment provision and shall not exceed a rate of 60% for purposes of the update of the annual interest provision; and

c.	The ratio of (a) the Company’s Series G Net Financial Debt, to (b) the Company’s earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date occurred in the four quarters that preceded the test date will be calculated based on Annual Gross Up (as such terms are defined in the Series G Deed of Trust), based on the aggregate four preceding quarters (“Series G Adjusted EBITDA” and “Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA”), shall not be higher than 11 for three consecutive quarters for purposes of the immediate repayment provision and shall not be higher than 10 for purposes of the update of the annual interest provision.

The Series G Deed of Trust further provides that the Company may make distributions (as such term is defined in the Companies Law, e.g. dividends), to its shareholders, provided that: (a) the Company will not distribute more than 60% of the distributable profit, (b) the Company will not distribute dividends based on profit due to revaluation (for the removal of doubt, negative goodwill will not be considered a revaluation profit), (c) the Company is in compliance with all of its material undertakings to the holders of the Series G Debentures, (d) on the date of distribution and after the distribution no cause for immediate repayment exists and (e) the Company will not make a distribution for as long as a “warning sign” (as such term is defined in the Israeli Securities Regulations) exists. The Company is also required to maintain the following financial ratios (which are calculated based on the same definitions applicable to the financial covenants set forth above) after the distribution: (i) Series G Adjusted Balance Sheet Equity not lower than €97 million, (ii) Series G Ratio of Net Financial Debt to Series G CAP, Net not to exceed 58%, and (iii) Series G Ratio of Net Financial Debt to Series G Adjusted EBITDA, shall not be higher than 9, and the Company may not execute distributions unless it meets all of its material obligations to the holders of the Series G Debentures and unless no cause for immediate repayment exists on the date of distribution and after the distribution.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 12 – Debentures (cont’d)

B.	Debentures – Details (cont’d)

Series G Debentures (cont’d)

As of December 31, 2025, the financial covenants were met.

Subsequent to the reporting date, the terms of the Series G debentures were amended (see note 24).

C.	The aggregate annual maturities are as follows:

	December 31	December 31
	2025	2024
	€ in thousands
Second year	40,081	28,695
Third year	42,218	39,012
Fourth year	45,263	39,517
Fifth year	35,950	35,704
Sixth year and thereafter	45,862	12,895

Long-term debentures	209,374	155,823
Current maturities	39,803	35,706
Total Debentures	249,177	191,529

Note 13 - Other Long-term Liabilities

	December 31	December 31
	2025	2024
	€ in thousands
Other liabilities (1)	6,047	873
Liabilities for employee’s benefits	132	66

	6,179	939

(1)	As of December 31, 2025, represents investment tax credits received in respect of solar plants in USA.

As of December 31, 2024, represents the portion of the consideration on account of the acquisition of rights in the Manara PSP. See Note 6B.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 14 - Leases

Leases in which the Company is the lessee

The Company has lease agreements with respect to lands for the Solar Plants.

Information regarding material lease agreements entered into during the period

Solar Italy Eight leased land in Italy from private lessors for a period of 31 years. A right-of-use asset in the amount of €3,069 thousand have been recognized in 2025 in respect of this lease of land.

Solar Italy Eleven leased land in Italy from private lessors for a period of 31 years. A right-of-use asset in the amount of €7,067 thousand have been recognized in 2025 in respect of this lease of land.

1.	Right-of-use assets

	Italy	Spain	Talasol	Pumped storage	USA	Total
	€ in thousands

Balance as at January 1, 2025	13,201	2,346	7,340	9,619	1,809	34,315
Lease agreements entered into during the period	10,136	-	-	-	1,341	11,477
Depreciation for the year	(681)	(139)	(482)	(452)	(70)	(1,824)
Other	-	69	394	75	-	538
Effect of changes in exchange rates	-	-	-	120	(240)	(120)
Balance as at December 31, 2025	22,656	2,276	7,252	9,362	2,840	44,386

	Bio Gas	Italy	Spain	Talasol	Pumped storage	USA	Total
	€ in thousands

Balance as at January 1, 2024	20	9,526	2,327	7,595	9,425	2,074	30,967
Lease agreements entered into during the period	-	3,289	-	-	-	-	3,289
Depreciation for the year	(20)	(395)	(135)	(468)	(434)	(62)	(1,514)
Other	-	781	154	213	108	(305)	951
Effect of changes in exchange rates	-	-	-	-	520	102	622
Balance as at December 31, 2024	-	13,201	2,346	7,340	9,619	1,809	34,315

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 14 – Leases (cont’d)

2.	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2025
€ in thousands
Less than one year	844
One to five years	4,203
More than five years	31,288

Total	36,335

Current maturities of lease liability	844

Long-term lease liability	35,491

3.	Additional information on leases

(a)	Amounts recognized in profit or loss

	2025	2024	2023
	€ in thousands

Depreciation on right-of-use asset	698	629	718
Interest expenses on lease liability	459	337	*407

*	Including the amounts of €66 thousand that was presented as a discontinued operation and classified as held for sale.

The remainder of the depreciation and the interest is capitalized to fixed assets, including the amount of €111 thousand recorded in the depreciation expenses that were presented as a discontinued operation and classified as held for sale for 2023.

(b)	Short-term leases

As mentioned in Note 3F regarding material accounting policies, the Company, in accordance with the practical expedient, accounts for short-term leases and leases of low-value assets as expenses on a straight-line basis over the lease term, instead of a right-of-use asset and lease liability. These leases include office space in the amount of approximately €328 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Transactions and Balances with Related Parties

A.	The Company entered into an Amended and Restated Management Services Agreement, effective July 1, 2021 (the “Management Agreement”), which provided, among other things, for the payment of NIS 1,386 thousand, (approximately €370 thousand) per year to Meisaf Blue & White Holdings Ltd. (“Meisaf”), a company controlled by the Company’s then controlling shareholder and former chairman of the board in consideration for the services provided by Meisaf, including the service of Mr. Nehama as the Company Chairman of the Board in no less than a 77% position, and the payment of NIS 1,800 million (approximately €481 thousand) per year to Kanir Joint Investments (2005) LP (“Kanir”), one of the Company’s former controlling shareholders, and Keystone R.P. Holdings and Investments Ltd., a private company wholly-owned by Mr. Ran Fridrich (“Keystone”) (in an initial allocation of NIS 0.66 million to Kanir and NIS 1.14 million to Keystone) in consideration for service provided by these entities, including the service of Mr. Fridrich as the Company Chief Executive Officer in a full-time position and as a Board member.

The Management Agreement was valid until June 30, 2024. At the annual meeting of the Company’s shareholders held on July 25, 2024, the Management Agreement was extended through June 30, 2027 and the fees were updated based on indexation to the Israeli CPI to an annual payment of approximately NIS 1,541.3 thousand (approximately €412 thousand based on the Euro/NIS exchange rate as of December 31, 2025) to Meisaf and NIS 2,001.7 thousand (approximately €534 thousand) to Kanir and Keystone.

On November 25, 2024, Mr. Shlomo Nehama resigned his position as Chairman of the Board and the Management Agreement was immediately terminated pursuant to its terms with respect to Meisaf.

The Company sub-leases a small part of its office space to a company controlled by Mr. Nehama, a former controlling shareholder, at a price per square meter based on the price that it pays as a lessee. This sub-lease agreement was approved by the Company’s Board of Directors.

The Company employs the son of Mr. Shlomo Nehama as a project manager in connection with the development activities of solar plants in Texas, USA. The annual cost of employment of Mr. Nehama’s son, for the year ended December 31, 2025, as approved by the Company’s shareholders, is approximately NIS 465 thousand (approximately €120 thousand).

B.	Compensation to key management personnel and interested parties (including directors)

Certain directors and officers participate in the Company’s share option programs. For further information see Note 17 regarding share-based payments.

Compensation to key management personnel and interested parties that are employed by, or provide consulting services to, the Company:

	Year ended December 31
	2025		2024		2023
	Number of		Number of		Number of
	People	Amount	People	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Short-term Benefits	4	1,299 *	3	707	3	703
Post-employment Benefits	3	67	2	66	2	66
Share-based payments	4	-	3	74	3	80

*	Includes payment made to an officer in consideration for consulting services provided to the Company prior to her appointment as an officer

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 15 - Transactions and Balances with Related Parties (cont’d)

B.	Compensation to key management personnel and interested parties (including directors) (cont’d)

On November 25, 2024, Mr. Ben Sheizaf was appointed as a Board member and the Chairman of the Board. At an extraordinary meeting of the Company’s shareholders held on January 30, 2025, its shareholders approved the execution of an Active Chairman Agreement with Mr. Sheizaf, effective November 25, 2024. Pursuant to the Active Chairman Agreement, Mr. Sheizaf is entitled to receive an annual fee of NIS 1,200 thousand (approximately €309 thousand based on the average exchange rate for 2025) for his services as an active Chairman at a 60% position, paid on a quarterly basis and updated based on changes in the Israeli CPI on December 1 of each year commencing December 1, 2025.

Compensation to directors (excluding compensation paid under the Management Agreement and the Active Chairman Agreement):

	Year ended December 31
	2025		2024		2023
	Number of		Number of		Number of
	People	Amount	People	Amount	People	Amount
		€ thousands		€ thousands		€ thousands
Total compensation to directors not employed
by the Company	4	117	4	117	4	80
Share-based payments	4	16	4	22	4	28

C.	Debts and loans to related and interested parties

	The terms of the loan		Balance as at December 31		Interest income recognized in statement of income for the year ended December 31
	Interest	Linkage
	rate	base	2025	2024	2025	2024	2023
	%		€ thousands
Ellomay Luzon Energy (see Note 6A)	8.1	NIS+ Israeli CPI	-	-	-	-	267

Note 16 - Equity

A.	Composition of share capital

As of December 2025, 2024 and 2023 the Company’s share capital consisted of 30,000,000, 17,0000,000 and 17,000,000 authorized ordinary share (par value NIS 10.00), respectively, and 13,781,230, 12,852,585 and 12,852,585 issued and outstanding shares, respectively (net of 258,046 Ordinary shares held as treasury share, all of which have been purchased according to share buyback programs that were authorized by the Company’s Board of Directors).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 16 - Equity (cont’d)

A.	Composition of share capital (cont’d)

During 2025, 2,645 options to purchase 2,645 ordinary shares were exercised. No options were exercised during 2024 and 2023.

On January 16, 2024, the Company completed a public offering in Israel of Series F Debentures (see Note 12B) with an aggregate principal amount of NIS 170 million (approximately €41 million based on the Euro/NIS exchange rate at that time) and 1,020,000 Series 2 Warrants, tradable on the Tel Aviv Stock Exchange, to purchase the Company’s ordinary shares at an exercise price per share of NIS 80 (subject to adjustments upon customary terms), which expire on January 5, 2028. Of the total proceeds of the offering, an amount of NIS 10,046 thousand (approximately €2,449 thousand based on the Euro/NIS exchange rate at that time) was recognized in current liabilities in connection with the Series 2 Warrants. As of December 31, 2025, the amount of the liability was €3,687 thousand.

On July 22, 2025, the Company issued 416 thousand warrants as part of Clal agreement. For more information, refer to note 6C and note 21F(3).

On July 28, 2025, the Company consummated a private placement of 926,000 ordinary shares of the Company to Israeli institutional and classified investors. The price per share in the private placement was $16.3 and the proceeds to the Company were approximately €12,663 thousand.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 17 - Share-Based Payment

A.	Expenses recognized in the financial statements

The expenses recognized in the financial statements for services received from directors and employees is shown in the following table:

	Year ended December 31
	2025	2024	2023
	€ thousand
Expenses arising from share-based payment
transactions	16	112	122

The share-based payments that the Company granted to its employees and directors are described below. There have been no modifications or cancellations to any of the share option plans during 2025, 2024 or 2023. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the options is estimated using a Black-Scholes options pricing model with the following weighted average assumptions:

	Year ended December 31
	2025	2024	2023
Dividend yield	0%	0%	0%
Expected volatility	0.586	0.569	0.509
Risk-free interest	3.69%	4.16%	4.92%
Expected life (in years)	2-3	2-3	2-3
Exercise price	18.05	12.02	16.11

B.	Stock Option Plans

All options granted during 2025, 2024 and 2023 were granted with an exercise price equal to or higher than the market price on the date of grant. Weighted average fair values and exercise prices of options on dates of grant are as follows:

	Equal market price
	2025	2024	2023
	US$
Weighted average exercise prices	18.05	12.02	16.11

Weighted average fair value on grant date	6.26	4.10	5.11

In December 1998, the Company’s shareholders approved the non-employee director stock option plan (the “1998 Plan”). Each option granted under the 1998 Plan originally vested immediately and expires after 10 years. Generally, the Company grants options under the plan with an exercise price equal to the market price of the underlying shares on the date of grant. An aggregate amount of not more than 75,000 ordinary shares was reserved for grants under the 1998 Plan. The original expiration date of the 1998 Plan pursuant to its terms was December 8, 2008 (10 years after its adoption). In January 2008 and June 2018, the term of the 1998 Plan was extended and as a result the current expiration date is December 8, 2028. In connection with the adoption of the Company’s compensation policy in 2013, the 1998 Plan was amended to provide that options granted under the 1998 Plan will become exercisable based on the vesting schedule determined in the approvals of the option grant.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 17 - Share-Based Payment (cont’d)

B.	Stock Option Plans (cont’d)

During each of the years 2025, 2024 and 2023, the Company granted to directors options to purchase an aggregate amount of 4,000, 4,000 and 616 ordinary shares, respectively, under the 1998 Plan.

As of December 31, 2025, options to purchase 20,865 ordinary shares are outstanding and 15,551 ordinary shares are available for future grants under the 1998 Plan. Options that are cancelled or forfeited become available for future grant.

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

As of December 31, 2025, options to purchase 10,500 ordinary shares are outstanding and 569,706 ordinary shares are available for future grants under the 2000 Plan. Options that are cancelled or forfeited become available for future grant.

C.	Changes during the year:

The following table lists the number of share options, the weighted average exercise prices of share options during the current year:

	2025		2024		2023
		Weighted		Weighted		Weighted
		Average		average		Average
	Number of	Exercise	Number of	exercise	Number of	Exercise
	options	Price	options	price	options	Price
		US$		US$		US$
Outstanding at beginning of year	52,510	25.74	54,010	26.28	49,394	26.98
Granted during the year	4,000	18.05	4,000	12.02	4,616	16
Exercised during the year	2,645	10.34	-	-	-	-
Expired during the year	22,500	29.36	5,500	21.03	-	-
Outstanding at end of year	31,365	23.46	52,510	25.74	54,010	26.28
Exercisable at end of year	27,365	24.26	48,510	26.87	38,394	26.63

The weighted average remaining contractual life for the share options outstanding as of December 31, 2025 was 6.8 years (as of December 31, 2024 was 7.98 years and as of December 31, 2023 was 8.23 years).

 The range of exercise prices for share options outstanding as of December 31, 2025: $12.02-$34.44 (as of December 31, 2024: $8.95- $34.44 and as of December 31, 2023: $8.41- $34.44).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income

A.	Revenues

	For the year ended December 31
	2025	2024*	2023*
	€ in thousands
Revenues from the sale of solar electricity	25,028	22,853	29,801
Revenues from the sale of gas and power produced by anaerobic digestion plants	8,863	11,574	17,628
Revenues from subsidies	8,936	6,040	1,406
Total revenues	42,827	40,467	48,834

*	Reclassified due to separate presentation of Revenues from subsidies.

B.	Operating Costs, Depreciation and Amortization

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Depreciation from fixed assets	15,781	15,258	15,405
Depreciation from right-of-use assets	698	629	607
Professional services	2,720	1,541	2,549
Operating and maintenance services	13,720	14,681	16,276
System operator charges	1,151	1,688	2,385
Insurance	1,150	746	842
Other	669	1,147	809
Total operating costs	35,889	35,690	38,873

C.	General and Administrative Expenses

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Salaries and related compensation	2,893	1,848	1,797
Professional services	2,486	3,275	2,306
Other	990	940	1,180
Total general and administrative expenses	6,369	6,063	5,283

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 18 - Details of the Statements of Profit or Loss and Other Comprehensive Income (Loss) (cont’d)

D.	Financing Income and Expenses:

1.	Financing income

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Interest income	2,314	2,495	2,015
Gain from revaluation of derivatives and warrants	562	1,140	251
Gain from exchange rate differences, net	-	-	6,732
Total financing income	2,876	3,635	8,998

2.	Financing expenses

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Debentures interest and related expenses	8,316	6,641	3,876
Interest and commissions related to projects finance	6,364	5,938	5,825
Amortization of capitalized expenses related to projects finance	248	252	252
Interest on minority shareholder loan	2,047	2,144	2,014
Bank charges and other commissions	548	206	247
Interest on lease liability	459	337	341
Loss from exchange rate differences, net	8,335	7,768	-
Total financing expenses	26,317	23,286	12,555

Note 19 - Taxes on Income

A.	Regional Taxation

Israeli taxation

The tax rate that is relevant to the Company in the years 2023-2025: 23%.

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 - Taxes on Income (cont’d)

A.	Regional Taxation (cont’d)

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

Dutch taxation

Corporate income tax rate in the Netherlands is 19% on the first €200 thousand of taxable profits, and 25.8% on taxable profits exceeding that amount.

USA taxation

The federal tax rate is 21%, and the state tax rate in Texas is 0.75%.

B.	Composition of income tax benefit:

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Current tax expense
Current year	154	(687)	(932)
	154	(687)	(932)
Deferred tax income
Creation and reversal of temporary differences	221	2,111	1,655
Adjustments for prior years, net	2,153	-	713
	2,374	2,111	2,368
Tax benefit	2,528	1,424	1,436

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 - Taxes on Income (cont’d)

C.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2025	2024	2023
	€ in thousands
Profit (loss) before taxes on income	(8,909)	(10,567)	976
Primary tax rate of the Company	23%	23%	23%
Tax benefit (tax expenses) calculated according to the Company’s primary tax rate	2,049	2,430	(224)
Additional tax (tax saving) in respect of:
Different tax rate of foreign subsidiaries	44	140	(72)
Neutralization of tax calculated in respect of the Company’s share in profits of equity accounted investees	3,894	2,544	994
Difference between measurement basis of income (expenses) for tax purposes and measurement basis of income (expenses) for financial reporting purposes	946	(235)	(47)
Changes in deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	438	156	713
Utilization of tax losses and benefits from prior years for which deferred taxes were not created	-	18	1,363
Change in temporary differences for which deferred tax were not recognized	(1,801)	260	106
Current year tax losses and benefits for which deferred taxes were not created	(2,500)	(3,639)	(1,275)
Permanent differences	(542)	(250)	(122)

Tax benefit	2,528	1,424	1,436

D.	Carry forward tax losses:

As of December 31, 2025, Ellomay Capital Ltd. had carry forward tax losses in the amount of approximately €8.5 million. In addition, Ellomay Capital Ltd. had carry forward capital tax losses in the amount of approximately €1.4 million, which have no expiration date. Deferred taxes of Ellomay Capital Ltd. have not been recognized because the Company’s management currently believes that as the Company has a history of losses it is more likely than not that the deferred tax regarding losses carry forward will not be utilized in the foreseeable future.

Deferred taxes are recognized by operating subsidiaries for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized.

As of December 31, 2025, the Company’s Dutch subsidiaries had carry forward tax losses and deductions aggregating to approximately €15 million. Of such carry forward tax losses, a deferred tax asset amounting to approximately €1.3 million was not recorded.

As of December 31, 2025, the Company’s Italian subsidiaries had carry forward tax losses and deductions aggregating to approximately €14.2 million. Of such carry forward tax losses, a deferred tax asset amounting to approximately €1.1 million was not recorded.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 19 - Taxes on Income (cont’d)

D.	Carry forward tax losses (cont’d):

As of December 31, 2025, the Company’s Luxembourg subsidiary had carry forward tax losses and deductions aggregating to approximately €1.8 thousands which deferred tax asset was not recorded.

As of December 31, 2025, Texas USA Solar subsidiaries had a federal net operating loss carry forward of approximately €12.8 million for which a deferred tax asset was recorded.

E.	Deferred taxes:

	Fixed		Carry- forward tax
	assets and leases	Swap contract	deductions and losses	Total
	€ in thousands

Balance of deferred tax asset (liability) as at January 1, 2025	(615)	(3,487)	10,532	6,430
Changes recognized in profit or loss	(2,475)	-	4,849	2,374
Changes recognized in other comprehensive income	-	(60)	-	(60)
Balance of deferred tax asset (liability) as at December 31, 2025	(3,090)	(3,547)	15,381	8,744

	Fixed		Carry- forward tax
	assets and leases	Swap contract	deductions and losses	Total
	€ in thousands

Balance of deferred tax asset (liability) as at January 1, 2024	(1,350)	(1,645)	9,156	6,161
Changes recognized in profit or loss	735	-	1,376	2,111
Changes recognized in other comprehensive income	-	(1,842)	-	(1,842)
Balance of deferred tax asset (liability) as at December 31, 2024	(615)	(3,487)	10,532	6,430

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 20 - Earnings Per Share

The calculation of basic earnings per share as at December 31, 2025, 2024 and 2023 was based on the profit attributable to the Company’s shareholders divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2025	2024	2023
	€ in thousands (other than share and per share data)
Net profit (loss) attributed to owners of the Company	(2,133)	(6,524)	2,219

Net profit (loss) attributed to owners of the Company from continuing operations	(2,133)	(6,661)	4,006

Net profit (loss) attributed to owners of the Company from discontinued operation. See Note 23.	-	137	(1,787)

Weighted average ordinary shares outstanding(1)	13,241,063	12,852,585	12,852,585

Dilutive effect:
Stock options and warrants	-	-	3,462

Diluted weighted average ordinary shares outstanding	13,241,063	12,852,585 (2)	12,856,047 (2)

Basic net earning (loss) per share	(0.16)	(0.51)	0.17

Diluted net earning (loss) per share	(0.16)	(0.51)	0.17

Basic profit (loss) per share from continuing operations	(0.16)	(0.52)	0.31

Diluted profit (loss) per share from continuing operations	(0.16)	(0.52)	0.31

Basic profit (loss) per share from discontinued operation	-	0.01	(0.14)

Diluted profit (loss) per share from discontinued operation	-	0.01	(0.14)

(1)	Net of treasury shares.

(2)	In 2025, 2024 and 2023 share options and warrants did not have a dilutive effect.

As of December 31, 2025, 30,365 thousand options and warrants (in 2024 and 2023: 1,844 thousand and 794 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

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

To manage these risks and as described hereunder, the Company executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	For the year ended December
	2025	2024
	€ in thousands
Derivatives presented under current assets
Swap contracts	110	146
Financial power swap	3,633	-
	3,743	146

Derivatives presented under non-current assets
Swap contracts	844	716
Financial power swap	11,589	15,258
	12,433	15,974

Derivatives presented under current liabilities
Forward	-	(1)
Swap contracts	(85)	(43)
Financial power swap	(590)	(1,831)
	(675)	(1,875)

Derivatives presented under non-current liabilities
Swap contracts	-	(288)
Financial power swap	(1,300)	-
	(1,300)	(288)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

A.	Overview (cont’d)

The following table sets forth the details of the Company’s financial power swap and swap contracts with banking institutions:

	December 31, 2025
	Currency/	Currency/
	linkage/interest rate	linkage/interest rate	Date of	Fair value -
	receivable	Payable	expiration	€ in thousand

Euro 17.6 million interest swap transaction for a period of 18 years, semi-annually.	Euribor 6 months	Fixed 1%	December 20, 2037	905
Euro 9.6 million interest swap transaction for a period of 13 years, semi-annually.	Euribor 6 months	Fixed 0.465%	June 30, 2037	(36)
Financial power swap - electricity price swap fixed for float	Electricity price in Spain	Fixed price	September 30, 2030	15,222
Financial power swap - electricity price swap fixed for float	Electricity price in Italy	Fixed price	January 31, 2034	(1,890)

B.	Risk management framework

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

C.	Credit Risk

As at December 31, 2025, the Company does not have any significant concentration of credit risk.

Cash and short-term deposits

As at December 31, 2025 and 2024, the Company had cash and cash equivalents in the amount of €87,614 thousand and €41,134 thousand, respectively. The Company’s cash and cash equivalents are deposited with financial institutions that received a credit rating (international rating scale). See also Note 4.

Restricted cash

As at December 31, 2025 and 2024, the Company had a balance of current restricted cash in an amount of €656 thousand, and a balance of non-current restricted cash of €16,071 thousand and €17,052 thousand, respectively. See also Note 5.

Trade and Revenue Receivables

As at December 31, 2025 and 2024, the Company had a balance of trade receivables of €958 thousand and €980 thousand, respectively. This balance mainly refers to the sale of electricity from the activity in Spain due within 7 days from issuance. As at December 31, 2025 and 2024, the Company had a balance of revenue receivables of €6,278 thousand and €4,413 thousand, respectively. The balance as of December 31, 2025 refers to amounts to be paid mainly from the facilities in the Netherlands related to gas subsidies due by July 2026, the deadline set by government authorities for settlement of income from 2025.

The Company’s management closely monitors the economic and political environment in which it operates. As per the Company’s management estimations, there are no significant credit risks assigned to the trade receivables and income receivables as these amounts are due by governmental agencies or by established companies that pay on a weekly or monthly basis.

Other receivables

As at December 31, 2025 and 2024, the Company had a balance of government authorities’ receivables of €8,495 thousand and €5,886 thousand, respectively. This balance refers to VAT receivables in Spain, Italy, Israel and the Netherlands.

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

As of December 31, 2025, the Company had a working capital of approximately €22,191 thousand.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

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

The following are the contractual maturities of financial liabilities at undiscounted amounts and based on the spot rates at the reporting date, including estimated interest payments. This disclosure excludes the impact of netting agreements:

	December 31, 2025
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities
Long-term loans, including current maturities	351,746	455,346	29,358	48,415	53,117	324,456

Debentures	249,177	305,293	54,391	107,173	93,370	50,359

Lease liabilities	36,335	69,940	2,138	5,658	5,656	56,488

Trade payables, other accounts payable and other long-term liabilities	20,277	20,277	20,277	-	-	-
	657,535	850,856	106,164	161,246	152,143	431,303

Derivative finance liabilities
Swap contract	36	36	85	72	2	(123)

Financial power swap	1,890	1,890	590	469	55	776
	1,926	1,926	675	541	57	653

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2024
	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	2-3 years	4-5 years	5 years
	€ in thousands
Non-derivative financial liabilities
Long-term loans, including current maturities	303,496	401,355	34,629	48,225	49,960	268,541

Debentures	191,529	227,731	46,750	85,480	82,181	13,320

Lease liabilities	26,038	49,029	1,613	4,101	4,742	38,573

Trade payables, other accounts payable and other long-term liabilities	17,597	17,597	16,724	873	-	-
	538,660	695,712	99,716	138,679	136,883	320,434

Derivative finance liabilities
Swap contract	331	331	43	121	70	97

E.	Market risk

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk was as follow:

	December 31, 2025
	Non-monetary/ Non finance	NIS	USD	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	49,873	756	36,985	87,614
Restricted cash	-	-	-	656	656
Intangible asset from green certificates	29	-	-	-	29
Trade and revenue receivables	-	13	213	7,010	7,236
Other receivables	4,589	484	-	9,845	14,918
Derivatives asset ST	-	-	-	3,743	3,743
Non-current assets:
Investments in equity accounted investees	59,542	-	-	-	59,542
Fixed assets	566,876	-	-	-	566,876
Right-of-use asset	44,386	-	-	-	44,386
Restricted cash and deposits	-	3,756	-	12,315	16,071
Deferred tax	11,914	-	-	-	11,914
Long term receivables	17,553	544	-	-	18,097
Derivatives	-	-	-	12,433	12,433
Current liabilities:
Current maturities of long-term bank loans	-	-	(4,258)	(12,977)	(17,235)
Current maturities of long-term loans	-	-	-	(3,666)	(3,666)
Current maturities of debentures	-	(39,803)	-	-	(39,803)
Trade payables	-	(626)	(117)	(5,976)	(6,719)
Other payables	(2,045)	(7,573)	(3,056)	(4,471)	(17,145)
Current maturities of derivatives	-	-	-	(675)	(675)
Current maturities of lease liabilities	-	(126)	(8)	(710)	(844)
Warrants	-	(5,929)	-	-	(5,929)

Non-current liabilities:
Long-term lease liabilities	-	(3,346)	(3,191)	(28,954)	(35,491)
Liabilities to banks	-	(86,216)	-	(186,172)	(272,388)
Other long-term loans	-	(12,012)	-	(46,445)	(58,457)
Debentures	-	(209,374)	-	-	(209,374)
Deferred tax	(3,170)	-	-	-	(3,170)
Other long-term liabilities	-	(121)	(6,047)	(11)	(6,179)
Derivatives				(1,300)	(1,300)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	699,674	(310,456)	(15,708)	(208,370)	165,140

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

	December 31, 2024
	Non-monetary/ Non finance	NIS	USD	EURO	Total
	€ in thousands

Current assets:
Cash and cash equivalents	-	28,147	1,831	11,156	41,134
Restricted cash	-	-	-	656	656
Intangible asset from green certificates	178	-	-	-	178
Trade and revenue receivables	-	-	-	5,393	5,393
Other receivables	1,215	1,872	62	12,192	15,341
Derivatives asset ST	-	-	-	146	146
Non-current assets:
Investments in equity accounted investees	41,324	-	-	-	41,324
Advances on account of investments	547	-	-	-	547
Fixed assets	482,747	-	-	-	482,747
Right-of-use asset	34,315	-	-	-	34,315
Restricted cash and deposits	-	5,004	-	12,048	17,052
Deferred tax	9,039	-	-	-	9,039
Long term receivables	12,874	537	-	-	13,411
Derivatives	-	-	-	15,974	15,974
Current liabilities:
Current maturities of long-term bank loans	-	-	(9,551)	(11,765)	(21,316)
Current maturities of long-term loans	-	-	-	(5,866)	(5,866)
Current maturities of debentures	-	(35,706)	-	-	(35,706)
Trade payables	-	(255)	(4,269)	(4,332)	(8,856)
Other payables	(178)	(6,466)	(51)	(4,201)	(10,896)
Current maturities of derivatives	-	(1)	-	(1,874)	(1,875)
Current maturities of lease liabilities	-	(118)	(10)	(586)	(714)
Warrants	-	(1,446)	-	-	(1,446)

Non-current liabilities:
Long-term lease liabilities	-	(3,350)	(2,021)	(19,953)	(25,324)
Liabilities to banks	-	(79,541)	-	(166,325)	(245,866)
Other long-term loans	-	(10,209)	-	(20,239)	(30,448)
Debentures	-	(155,823)	-	-	(155,823)
Deferred tax	(2,609)	-	-	-	(2,609)
Other long-term liabilities	-	(939)	-	-	(939)
Derivatives				(288)	(288)
Total exposure in statement of financial position in respect of financial assets and financial liabilities	579,452	(258,294)	(14,009)	(177,864)	129,285

(*)	Including items linked to the Israeli CPI

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Foreign currency risk (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

Information regarding significant exchange rates:

	For the year ended December 31
	Rate of		Rate of
	Change		Change
	%	Dollar	%	NIS
1 Euro in 2025	12.8	1.174	(1.3)	3.746
1 Euro in 2024	(5.9)	1.041	(5.4)	3.796

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following euro against the USD and euro against the NIS, as indicated below would have increased (decreased) equity by the amounts shown below (after tax). This analysis is based on a foreign currency exchange rate that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2025
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	748	(827)
5% in NIS	(15,523)	15,523

	December 31, 2024
	Increase	Decrease
	Equity	Equity
	€ thousands
Change in the exchange rate of:
5% in the USD	667	(737)
5% in NIS	(12,915)	12,915

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(2)	Interest rate risk

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

Sensitivity analysis

A change in interest rate would have increased (decreased) the profit in the financial statements by the amounts shown below:

	December 31,
	2025	2024
	Profit or loss	Profit or loss
	€ in thousands
Increase of 1%	983	1,098
Increase of 3%	2,772	2,898
Decrease of 1%	(807)	(703)
Decrease of 3%	(2,595)	(2,504)

(3)	Electricity market prices risk

As a result of the Company’s operations in the electricity market, the Company is exposed to the impact of changes in electricity prices.

Talasol PPA

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

E.	Market risk (cont’d)

(3)	Electricity market prices risk (cont’d)

Italy PPA

As of 2024, we entered into long term PPAs for the physical supply of electricity. With respect to a defined portion of the contractual volumes (75% of the output), the agreements provide for a fixed electricity price. Settlement is effected through the physical delivery of electricity and invoicing based on the contractual price. The fixed price component applicable to 75% of the contractual volumes under the PPAs covers the exposure to electricity price risk. This exposure is treated as an electricity price related derivative component, with the same method applied for Talasol PPA.

F.	Fair value

(1)	Fair values versus carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivables, pledged deposits, financial derivatives credit from banks and trade payables and other accounts payables are the same or proximate to their fair value.

The fair values of the other financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31, 2025
	Carrying	Fair value			Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	249,177	252,523	-	-
Loans from banks and others (including current maturities)	351,746	-	308,989	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	600,923	252,523	308,989	-

	December 31, 2024
	Carrying	Fair value			Valuation techniques for	Inputs used to
	amount	Level 1	Level 2	Level 3	determining fair value	determine fair value
	€ in thousands
Non-current liabilities:
Debentures	191,529	189,090	-	-
Loans from banks and others (including current maturities)	303,496	-	246,554	-	Discounting future cash flows by the market interest rate on the date of measurement.	See Note 21F(2)
	495,025	189,090	246,554	-

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread, and were as follows:

December 31,
	2025	2024
%
Non-current liabilities:
Loans from banks	Discount rate of Euribor+ 2% and + 2.5% with a zero floor	Discount rate of Euribor+ 2% and + 2.5% with a zero floor
Loans from banks	fixed rate for several years 3.1%-7.85% Linkage to Euribor	fixed rate for several years 3.1%-6% Linkage to Euribor
Loans from banks	2.75%-4.78% Linkage to Consumer price index in Israel	2.75%-4.78% Linkage to Consumer price index in Israel
Loans from banks	Floating interest rate based on the USA Bank Rate minus a spread of 0.75%.	Floating interest rate based on the USA Bank Rate minus a spread of 0.75%.
Loans from banks	fixed rate of 2.58%-4.5%	fixed rate of 2.58%-3.03%
Loans from others	Euribor+ 5.27% and +3.5%	Euribor+ 5.27%
Loans from others	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%	7% Linkage to Consumer price index in Israel and fixed rate of 5.5%

(3)	Fair values hierarchy

The financial instruments presented at fair value are grouped into classes with similar characteristics using the following fair value hierarchy which is determined based on the source of data used in the measurement:

Level 1	-	Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	Inputs other than quoted prices included within Level 1 that are observable either directly or indirectly.

Level 3	-	Inputs that are not based on observable market data (unobservable inputs).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(3)	Fair values hierarchy (Cont’d)

	December 31, 2025
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(3,687)	-	(2,232)	(5,929)	Fair value is measured using the Binomial Option Pricing Model.
Swap contracts	-	905	-	905	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Swap contracts		(36)		(36)	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap			15,222	15,222	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.
Financial power swap			(1,890)	(1,890)	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.

	December 31, 2024
	Level 1	Level 2	Level 3	Total	Valuation techniques for
	€ in thousands				determining fair value
Warrants	(1,446)	-	-	(1,446)	Fair value is measured at trade market.
Swap contracts	-	862	-	862	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Swap contracts		(331)		(331)	Fair value is measured by discounting the future cash flows, over the period of the contract and using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.
Financial power swap			13,427	13,427	Fair value is measured by discounting the future fixed and assessed cash flows, over the period of the contract and using market interest rates appropriate for similar instruments. The value is adjusted for the parties’ credit risks.
Forward	-	-	(1)	(1)	Fair value measured on the basis of discounting the difference between the forward price in the contract and the current forward price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 21 - Financial Instruments (cont’d)

F.	Fair value (cont’d)

(4)	Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the beginning balance to the ending balance of financial instruments carried at fair value in level 3 of the fair value hierarchy:

Financial assets (liability)
Financial power swap
€ in thousands

Balance as at January 1, 2024	5,698

Total income recognized in profit or loss	(127)

Total income recognized in other comprehensive income	7,856

Balance as at December 31, 2024	13,427

Total income recognized in profit or loss	(3,636)

Total income recognized in other comprehensive income	5,431

Balance as at December 31, 2025	15,222

Financial assets (liability)
Financial power swap
€ in thousands

Balance as at January 1, 2025	-

Total income recognized in profit or loss	469

Total income recognized in other comprehensive income	(2,359)

Balance as at December 31, 2025	(1,890)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 22 - Operating Segments

The Company’s reportable segments, which form the Company’s strategic business units, are described below:

●	Italy –

As of December 31, 2025, 38 MW solar (51% owned in partnership with Clal) are fully operating. 163 MW solar (51% owned in partnership with Clal) is under construction. The remainder of the portfolio developed by the Company (100% owned) is approximately 262 MW solar, of which 210 MW have reached RTB status as of the date hereof and the rest are expected to receive permits in the future. Out of 210 MW that are RTB, approximately 100 MW (2 projects) won the FER X tender that guarantees a 20-year electricity sale contract at high prices. The Company signed a power purchase agreement (“PPA”) with a leading European entity for the operating projects with an aggregate capacity of 38 MW. The Company intends to continue to execute PPAs for the remainder of the portfolio.

●	Spain – Solar Plants 335 MW as follows:

(i)	approximately 7.9MW aggregate installed capacity of solar power plants in Spain;

(ii)	Ellomay Solar S.L.U, a solar plant with a peak capacity of 28 MW in the municipality of Talaván, Cáceres, Spain, that was connected to the electricity grid at June 24, 2022; and

(iii)	51% of Talasol, with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain.

●	USA – Solar Plants in the Dallas Metropolitan area, Texas:

Construction of the 4 solar plants (49 MW) has been completed, three of them were connected as of July 2025 and the fourth project is currently being connected. Hillsboro solar plants (14 MW) are under construction.

●	Netherlands – Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V. (BioGas), project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively.

●	Israel –

(i)	The Company holds indirectly 16.875% in Dorad, which owns and operates a combined cycle power plant based on natural gas, with production capacity of approximately 850 MW, located south of Ashkelon, Israel; In March 2026, the Company entered into an agreement to sell all its holdings in Dorad, based on Dorad’s valuation of NIS 4.4 billion that was executed. For more information, refer to Note 6A.

(ii)	Pumped storage hydro power plant (Manara) – 83.333% indirect interest in a company constructing a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel. As of December 31, 2025, tunneling works are progressing properly, but no progress can be made on the upper and lower reservoir sites due to the impact of the ongoing war on northern Israel, and

(iii)	a solar plant of approximately 9 MWp installed capacity in Israel, that was sold during 2024 (see Note 23).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 22 - Operating Segments (cont’d)

Factors that management used to identify the Company’s reportable segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2025
	€ in thousands

Revenues	4,998	3,127	1,462	17,364	857	15,019	64,019	-	-	106,846	(64,019)	42,827
Operating expenses	(541)	(537)	(338)	(4,765)	(190)	(12,777)	(48,448)	-	-	(67,596)	48,188	(19,408)
Depreciation and amortization expenses	(1,286)	(921)	(1,010)	(11,383)	(755)	(1,044)	(5,403)	-	-	(21,802)	5,321	(16,481)
Gross profit (loss)	3,171	1,669	114	1,216	(88)	1,198	10,168	-	-	17,448	(10,510)	6,938

Adjusted gross profit (loss)	3,171	1,669	114	1,216	(88)	1,198	10,168	-	-	17,448	(10,510)	6,938
Project development costs												(2,649)
General and administrative expenses												(6,369)
Share of income of equity accounted investee												16,930
Other income, net												3,599
Operating profit												18,449
Financing income												2,876
Financing income in connection with derivatives and warrants, net												(3,917)

Financing expenses, net												(26,317)
Loss before taxes on income												(8,909)

Segment assets as at December 31, 2025	178,687	12,760	18,185	210,494	72,959	32,019	107,260	201,062	-	833,426	10,089	843,515

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 22 - Operating Segments (cont’d)

Factors that management used to identify the Company’s reportable segments (cont’d)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	segments	Reconciliations	consolidated
	For the year ended December 31, 2024
	€ in thousands

Revenues	2,293	2,974	1,741	18,365	-	15,094	67,084	-	278	107,829	(67,362)	40,467
Operating expenses	(109)	(519)	(593)	(4,695)	-	(13,887)	(50,065)	-	(142)	(70,010)	50,207	(19,803)
Depreciation and amortization expenses	(89)	(919)	(1,088)	(11,453)	-	(2,316)	(2,489)	-	(48)	(18,402)	2,515	(15,887)
Gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	88	19,417	(14,640)	4,777

Adjusted gross profit (loss)	2,095	1,536	60	2,217	-	(1,109)	14,530	-	317	19,646	(14,869)	4,777
Project development costs												(4,101)
General and administrative expenses												(6,063)
Share of income of equity accounted investee												11,062
Other income, net												3,409
Operating profit												9,084
Financing income												2,495
Financing income in connection with derivatives and warrants, net												1,140

Financing expenses, net												(23,286)
Loss before taxes on income												(10,567)

Segment assets as at December 31, 2024	67,546	12,633	19,403	225,452	55,564	32,360	109,579	186,333	-	708,870	(31,613)	677,257

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation and the plant was sold in June 2024. The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

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

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 22 - Operating Segments (cont’d)

Geographical information

The Company is domiciled in Israel and it operates in Israel, Spain, Italy and USA through its subsidiaries that promote, develop and own Solar Plants, in the Netherlands through its subsidiaries that own anaerobic digestion plants and also in Israel through Ellomay Luzon Energy.

The following table lists the revenues from the Company’s operations in Italy, Spain, the Netherlands and the USA:

	For the year ended December 31
	2025	2024	2023
	€ in thousands
Italy	4,998	2,293	-
Spain	21,953	23,080	31,813
Netherlands	15,019	15,094	17,021
USA	857	-	-
Total revenues	42,827	40,467	48,834

The following table lists the non-current assets, net from the Company’s operations in Spain, Israel, USA, Italy and the Netherlands:

	As at December 31
	2025	2024
Non-current assets (*)	€ in thousands
Spain	213,712	222,892
Israel	263,946	229,665
USA	71,923	53,750
Italy	130,421	58,038
Netherlands	24,970	25,051
Total fixed assets, net	704,972	589,396

(*)	Other than financial instruments, deferred tax assets and employee benefit assets.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 23 – Discontinued operation and Disposal Groups Held for Sale

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
17,142

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 23 – Discontinued operation and Disposal Groups Held for Sale (cont’d)

Results attributable to discontinued operation

	For the five months ended June 3,	For the year ended December 31
	2024	2023
	€in thousands
Results of discontinued operation
Revenue	278	675
Operating expenses	(142)	(342)
Depreciation and amortization expenses	(48)	(461)
Gross profit (loss) from operating activities	88	(128)

General and administrative expenses	(13)	(33)
Operating profit (loss) from operating activities	75	(161)

Financing income	934	1,792
Financing expenses	(530)	(1,269)
Financing income, net	404	523

Results from operating activities before taxes on income	479	362

Taxes on income	(129)	(247)
Results from operating activities, net of taxes on income	350	115

Loss on adjustment to fair value	(602)	(2,565)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	255	-
Tax benefit on loss from sale of discontinued operation	134	663

Profit (loss) for the year	137	(1,787)

Earnings per share
Basic earnings (loss) per share (in €)	0.01	(0.14)
Diluted earnings (loss) per share (in €)	0.01	(0.14)

Cash flows from discontinued operation
Net cash from operating activities	1,211	2,587
Net cash used in investing activities	(264)	(462)
Net cash used in financing activities	(41)	(2,127)

Net cash from (used in) discontinued operation	906	(2)

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2025

Note 24 – Subsequent Events

A.	Separation Process in Ellomay Luzon Energy

On March 27, 2026, Ellomay Clean Energy LP and the Luzon Group entered into a share purchase agreement (the “Ellomay Luzon Energy SPA”), following a separation process initiated pursuant to the Ellomay Luzon Energy shareholders’ agreement. Pursuant to the Ellomay Luzon Energy SPA, the Luzon Group will acquire the Ellomay Luzon Energy shares indirectly held by the Company based on a Dorad valuation of NIS 4.4 billion, subject to the fulfillment of customary conditions to closing including the receipt of approvals from the Israeli Electricity Authority, the Israeli Competition Authority and Ellomay Luzon Energy’s lenders, all to the extent required. As of the date hereof, based on the Company’s indirect holdings in Dorad (through Ellomay Luzon Energy) and the current value of 50% of the other assets and liabilities of Ellomay Luzon Energy, the consideration is expected to be approximately NIS 560 million (€149.5 million).

The Ellomay Luzon Energy SPA provides that the sale will be consummated within two business days of fulfillment of the conditions to closing, and that the deadline for fulfillment of the conditions to closing is seven and a half months  from signing of the Ellomay Luzon Energy SPA. In connection with the separation process, each party deposited a bank guarantee or cash in the amount of NIS 72 million (€19.2 million) in escrow. In connection with this requirement, on March 26, 2026, the Company received a short-term loan from O.Y. Nofar Energy Ltd. (“Nofar”), the Company’s principal shareholder in an amount of NIS 47.5 million (€12.7 million) at a risk-free interest rate (the interest rate of Israeli governmental bonds with similar repayment terms). The Company’s deposit may be replaced by a bank guarantee, which, if replaced, will be issued by Nofar.

In preparation for the separation process, the Company agreed with The Phoenix Insurance Company and The Phoenix Pension and Provident Fund Ltd., both Israeli institutional investors, that they will assist the Company in financing the acquisition of Ellomay Luzon Energy’s shares in the event the separation process will result in us buying the shares. In consideration for their agreement to provide such financing, the Company agreed to pay such entities (in a division of 40.72% and 59.28%, respectively) an amount in cash that equals the difference between the five-day average of the closing price of the Company’s ordinary shares on the Tel Aviv Stock Exchange and NIS 76 (subject to certain customary adjustments), multiplied by up to an aggregate of 263,158. Each Phoenix entity can choose to request such cash payment, in whole or in part, until April 27, 2027.

The Ellomay Luzon Energy SPA provides that in the event a party materially breaches its undertakings or prevents the fulfillment of a condition to closing, and the breach is not repaired within a 14 day period, the other party will receive the amount deposited in escrow as liquidated damages and will also be entitled to purchase the Ellomay Luzon Energy shares held by the breaching party based on a Dorad valuation of NIS 3.5 billion. In the event the transaction is not consummated within seven and a half months  other than due to a breach by any party, Ellomay Clean Energy LP may acquire the Luzon Group’s holdings in Ellomay Luzon Energy based on a Dorad valuation of NIS 4.4 billion.

B.	Amendments to the Deeds of Trust Governing the Company’s Debentures

In connection with a change in control of the Company in March 2026, and following discussions with the holders of the Company’s Debentures, on March 31, 2026 the holders of the Company’s Debentures approved certain amendments to the deeds of trust governing the Company’s Debentures. The amendments included: (i) an amendment to the immediate repayment cause in connection with a change in control of the Company replacing the Company’s previous controlling shareholders with Nofar and Mr. Ofer Yanay, (ii) an increase in the annual interest rate commencing June 4, 2026 (for Series E - from 6.05% to 6.15%, for Series F - from 5.5% to 5.75% (this increase will be eliminated in the event, and for as long as, the Series F Debentures are rated above Baa1.il (or an equivalent rating) and for Series G - from 6.34% to 6.59%, and (iii) decreases in the annual interest rate spread added to the Government Debenture Yield (as defined in the deed of trust governing the debentures) used to calculate the amount due to the holders of debentures in the event of an early redemption initiated by the Company (1.25% to 1% for series E; from 1.75% to 1.3% for Series F; and from 1.5% to 1.3% for Series G, all commencing June 4, 2026).

C.	Israel-Iran war

On February 28, 2026, Israel and the United States commenced a large-scale military campaign against Iran and on March 2, 2026, Hezbollah formally joined the war against Israel, attacking mainly northern Israel with rockets and missiles. During April 2026, a temporary ceasefire was agreed between Iran and Israel and the United States and thereafter (on April 17, 2026) a temporary ceasefire between Israel and Lebanon, however fighting has since resumed in southern Lebanon and mainly northern Israel.

Due to the ongoing hostilities in the area of the Manara PSP, works on the upper and lower reservoir have stopped, however tunneling works continue according to schedule.

At this stage, Dorad did not identify a significant impact on its financial results due to the recent war with Iran and Hezbollah but continues to regularly monitor the developments and is examining their potential effect on its operations and the value of its assets.

Dorad Energy Ltd.

Financial Statements

For the Year Ended December 31, 2025

Dorad Energy Ltd.

Financial Statements as at December 31, 2025

Somekh Chaikin

KPMG Millennium Tower

17 Ha’arba’a Street, PO Box 609

Tel Aviv 61006, Israel

+972 3 684 8000

Independent Auditors’ Report

The Board of Directors
Dorad Energy Ltd.

Opinion

We have audited the financial statements of Dorad Energy Ltd (“the Company”), which comprise the statements of financial position as of December 31, 2025 and 2024 and the related statements of profit or loss, changes in equity, and cash flows for the three-years ended December 31, 2025, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the three-years ended December 31, 2025 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

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

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

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

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Somekh Chaikin
Somekh Chaikin

Member Firm of KPMG International

Tel Aviv

February 25, 2026

KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English Company limited by guarantee

Dorad Energy Ltd.

Statements of Financial Position

		December 31	December 31
		2025	2024
	Note	NIS thousands	NIS thousands
Assets

Cash and cash equivalents	4	695,247	846,565
Trade receivables and accrued income	5	305,139	185,625
Other receivables	6	51,703	32,400
Total current assets		1,052,089	1,064,590

Restricted deposits	13.A.1.b	495,192	531,569
Long- term prepaid expenses	7	98,788	79,739
Fixed assets	8	2,578,120	2,697,592
Intangible assets		9,423	9,688
Right of use assets	20	51,599	54,199
Total non-current assets		3,233,122	3,372,787

Total assets		4,285,211	4,437,377

Current maturities of loans from banks	9	291,329	321,805
Current maturities of lease liabilities	20	5,298	4,887
Current tax liabilities	12.B	18,403	14,016
Trade payables	10	277,149	168,637
Other payables	11	103,604	14,971
Total current liabilities		695,783	524,316

Loans from banks	9	1,508,206	1,750,457
Other long-term liabilities	13.A.6	7,275	60,987
Long-term lease liabilities	20	44,441	46,809
Provision for restoration and decommissioning	8.C	38,886	38,102
Deferred tax liabilities	12.C	424,828	399,282
Liabilities for employee benefits, net		160	160
Total non-current liabilities		2,023,796	2,295,797

Equity	14
Share capital		11	11
Share premium		642,199	642,199
Capital reserve for activities with shareholders		3,748	3,748
Retained earnings		919,674	971,306

Total equity		1,565,632	1,617,264

Total liabilities and equity		4,285,211	4,437,377

/s/ Amos Luzon	/s/ Eli Asulin	/s/ David Bitton
Amos Luzon	Eli Asulin	David Bitton
Chairman of the	Chief Executive Officer	Chief Financial Officer
Board of Directors

Date of approval of the financial statements February 25, 2026.

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Profit or Loss for the Year Ended December 31

		2025	2024	2023
	Note	NIS thousands	NIS thousands	NIS thousands

Revenues	15	2,650,533	2,863,770	2,722,396

Operating costs of the power plant
Energy costs		457,218	574,572	583,112

Purchases of electricity and infrastructure services		1,360,728	1,372,618	1,244,646
Depreciation and amortization		223,701	106,266	242,104
Other operating costs	18	187,916	190,027	186,024

Total operating costs of the power plant		2,229,563	2,243,483	2,255,886

Profit from operating the power plant		420,970	620,287	466,510

General and administrative expenses	16	35,628	23,929	27,668
Other income		36	58	39

Operating profit		385,378	596,416	438,881

Financing income		63,434	184,939	45,286
Financing expenses		256,638	193,825	209,773

Financing expenses, net	17	193,204	8,886	164,487

Profit before taxes on income		192,174	587,530	274,394

Taxes on income	12	43,806	135,203	63,079

Net profit for the year		148,368	452,327	211,315

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Changes in Equity

			Capital
			reserve for
			activities with
		Share	controlling	Retained
	Share capital	premium	shareholders	earnings	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2025

Balance as at January 1, 2025	11	642,199	3,748	971,306	1,617,264

Dividend distributed (Note 13.A.15)	-	-	-	(200,000)	(200,000)
Net profit for the year	-	-	-	148,368	148,368

Balance as at December 31, 2025	11	642,199	3,748	919,674	1,565,632
For the year ended December 31, 2024

Balance as at January 1, 2024	11	642,199	3,748	643,979	1,289,937

Dividend distributed (Note 13.A.15)	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024	11	642,199	3,748	971,306	1,617,264
For the year ended December 31, 2023

Balance as at January 1, 2023	11	642,199	3,748	572,664	1,218,622

Dividend distributed (Note 13.A.15)	-	-	-	(140,000)	(140,000)
Net profit for the year	-	-	-	211,315	211,315

Balance as at December 31, 2023	11	642,199	3,748	643,979	1,289,937

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Statements of Cash Flows for the Year Ended December 31

	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Cash flows from operating activities:
Net profit for the year	148,368	452,327	211,315
Adjustments to profit or loss items:
Depreciation, amortization, and diesel consumption	257,015	121,664	245,566
Taxes on income	43,806	135,203	63,079
Financing expenses, net	193,204	8,886	164,487
	494,025	265,753	473,132
Changes in asset and liability items:
Change in trade receivables and accrued income	(119,514)	26,241	26,715
Change in other receivables	(19,304)	(20,951)	20,714
Change in trade payables	121,033	(10,361)	(115,976)
Change in other payables	22,464	(3,481)	2,507
Change in other long-term liabilities	(27,664)	(3,661)	(4,586)
	(22,985)	(12,213)	(70,626)

Cash paid during the year for:
Taxes paid	(14,016)	-	-

Net cash from operating activities	605,392	705,867	613,821

Cash flows from investing activities:
Proceeds (payment) from settlement of financial derivatives, net	(5,781)	1,548	8,884
Change in restricted deposits	27,350	17,500	40,887
Investment in fixed assets	(103,262)	(44,132)	(102,082)
Proceeds from arbitration	-	337,905	-
Proceeds from insurance for damages to fixed assets	-	5,148	-
Investment in intangible assets	(4,668)	(4,054)	(3,162)
Interest received	59,519	42,221	33,501
Net cash from )used in( investing activities	(26,842)	356,136	(21,972)

Cash flows from financing activities:
Repayment of lease liability	(4,998)	(4,984)	(4,817)
Repayment of loans from banks	(320,012)	(284,570)	(253,382)
Dividends paid	(200,000)	(142,500)	(122,500)
Interest paid	(105,341)	(129,957)	(151,220)
Proceeds from arbitration	-	127,195	-

Net cash used in financing activities	(630,351)	(434,816)	(531,919)

Net increase (decrease) in cash and cash equivalents	(51,801)	627,187	59,930

Effect of exchange rate fluctuations on cash and cash equivalents	(99,517)	132	7,835
Cash and cash equivalents at beginning of year	846,565	219,246	151,481

Cash and cash equivalents at end of year	695,247	846,565	219,246

(a) Significant non-cash activity

Liability for gas agreements – see Note 13.A.6	44,615	56,208	-

The accompanying notes are an integral part of the financial statements.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 1 – General

A.	Reporting entity

Dorad Energy Ltd. (hereinafter - “the Company”) was incorporated on November 25, 2002, with the aim of engaging in the production of electricity and construction of the infrastructure required for said operation. The Company’s official address is 13 Ben Gurion Street, Bnei Brak.

The Company’s shareholders are as follows:

●	Eilat Ashkelon Infrastructure Services Ltd. (hereinafter – “EAIS”) – 37.5%

●	Ellomay Luzon Infrastructure Energy Ltd. (hereinafter – “Ellomay”) – 33.75%

●	Edelcom Ltd. (hereinafter – “Edelcom”) – 18.75%

●	The Phoenix Insurance Company Ltd. – 4.07% The Phoenix Pension and Provident Funds Ltd. – 5.93% Both companies are part of Phoenix Financials Ltd. (hereinafter- “The Phoenix”).

For information regarding the sale in 2025 of the shares previously held by Zorlu Enerji Elektrik Uretim A.S. (a foreign company) (hereinafter: “Zorlu”), see Note 13.A.18.

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

On April 13, 2014, upon completing the construction of the power plant, the Public Utilities Authority - Electricity (“PUA”) passed a resolution by which a permanent production license and a supply license will be granted to the Company, subject to the approval of the Minister of National Infrastructure, Energy and Water (“Minister of Energy”). Accordingly, on May 12, 2014, the Company issued production licenses for 20 years with an option to extend for an additional 10 years and a supply license for one year. On May 19, 2014, after receiving the licenses, the Company began commercial operation of the station.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 1 – General (cont’d)

C.	Licenses and legal environment (cont’d)

2	On January 26, 2023, the PUA published a decision regarding an annual update to the electricity tariff according to which the average production component decreased by approximately 1.2% compared with the average production tariff that was published by the PUA in August for 2022 and was valid up to and including December 2022. On March 26, 2023, the PUA published an update to the aforementioned decision according to which the average production component decreased by about 1.4% compared with the tariff in the previous decision, which came into effect as of April 1, 2023, and for the rest of 2023. On January 29, 2024, the PUA published a decision regarding an annual update to the electricity tariff for 2024 for IEC consumers by which the average production component decreased by about 1% compared with the average production component that was published by the PUA in March 2023 and was valid up to and including January 2024. On December 29, 2024, the PUA published a decision regarding an annual update to the electricity tariff for 2025 for IEC consumers, according to which the average production component decreased by approximately 2.2% compared with the average production tariff that was published by the PUA in January 2024 and was valid up to and including December 2024. On December 11, 2025, the PUA published a decision regarding an update to the electricity tariff structure for IEC consumers, effective January 1, 2026, which includes, among other things, an update to the production component structure to a variable and fixed component on a median basis. In accordance with the decision, the average production component decreased by approximately 1.7% compared to the average production tariff that was published by the PUA in December 2024 and was valid through and including December 2025.

D.	Impact of the “Iron Swords” War and Operation “Am KeLavi”

The “Iron Swords” war commenced on October 7, 2023, and has significantly affected the security and economic situation in the State of Israel. The continuation of the fighting and attacks against Israel, together with the measures taken by the government following the declaration of a state of war and the reserve mobilizations, led to a decline in the scope of business and economic activity throughout the country. These effects were reflected in disruptions to supply and production chains, shortages of manpower, and volatility in the value of financial assets and in foreign exchange rates against the NIS. In addition, the downgrade of Israel’s credit rating by international rating agencies, as well as the implications for the State budget, also affected the economy as a whole and the business activities of many companies and, consequently, financial reporting.

On June 13, 2025, the war significantly expanded to an additional front, when the State of Israel entered a direct confrontation with Iran as part of Operation “Am KeLavi” (hereinafter: the “Operation”), upon the commencement of which the State of Israel declared a special state of emergency on the home front and the closure of the airspace. This confrontation further intensified the implications of the war on the activities of many companies in the economy. As a result of the aforementioned Operation, the Company’s revenues in June 2025 decreased by approximately 22% compared to June of the previous year. The operation ended on June 24, 2025, with a ceasefire agreement, and the economy returned to full activity. In addition, in October 2025, a ceasefire was reached between Israel and Hamas in the Gaza Strip.

As of the reporting date and the date of approval of the financial statements, the Company has not identified any additional material effects on its results, however, it continues to monitor developments and examine their possible impact on its operations and the value of its assets.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 2 – Basis of Preparation

A.	Declaration of compliance with international financial reporting standards.

These financial statements have been prepared by the Company, in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements were authorized for issue by the Company’s Board of Directors on February 25, 2026.

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

Useful lives of fixed assets and residual value

On May 19, 2014, the construction of the power plant was completed and is available for use as of that date and therefore as of that date, the systematic depreciation of the power plant began. Accordingly, the Company examined the useful life of each significant component of fixed assets as described in Note 3.C.3 below considering the expected residual value at the end of the useful life. Depreciation methods, useful lives and residual values are reviewed at least once at the end of each reporting year and adjusted when necessary. See Note 8.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 2 – Basis of Preparation (cont’d)

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

Note 3 – Material Accounting Policies

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

Financial assets - classification and subsequent measurement

The Company has balances of trade receivables and other receivables held within the framework of a business model whose objective is the collection of contractual cash flows. The contractual cash flows in respect of these financial assets include only principal and interest payments reflecting consideration for the time value of the money and the credit risk. Accordingly, these financial assets are measured at amortized cost, and their effect is carried to profit and loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Subsequent measurement of financial liabilities

Financial liabilities are recognized initially at fair value, less any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

C.	Fixed assets (cont’d)

3.	Depreciation (cont’d)

The estimated useful lives for the current period are as follows:

Depreciation
rates
Buildings and permanent connections	4%
Turbine components	4% or by operating hours
Machinery, equipment and apparatus	Mainly 4%
Monitoring station	10%
Spare parts	4%
Backup diesel	By usage
Leasehold improvements	10%

Depreciation methods, useful lives and residual values are reviewed at least at the end of each reporting year and adjusted when necessary.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 3 – Material Accounting Policies (cont’d)

I.	Leases (cont’d)

(5)	Depreciation of right-of-use asset

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

K.	New standards, amendments, and interpretations not yet adopted

(1)	IFRS 18, Presentation and Disclosure in Financial Statements

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

The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027, with earlier application being permitted

The Company is examining the effects of the standard on its financial statements with no plans for early adoption.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 4 – Cash and Cash Equivalents

	December 31
	2025	2024
	NIS thousands	NIS thousands
Balances in banks	13	7
Deposits on demand	695,234	846,558

	695,247	846,565

Note 5 – Trade Receivables and Accrued Income

	December 31
	2025	2024
	NIS thousands	NIS thousands
Trade receivables	177,428	19,892
Accrued income	127,711	165,733

	305,139	185,625

Note 6 – Other Receivables

	December 31
	2025	2024
	NIS thousands	NIS thousands
Government institutions	44	5,756
Advances to suppliers	172	69
Short-term prepaid expenses (1)	51,487	26,575

	51,703	32,400

(1)	As of December 31, 2025, a balance of approximately NIS 30,100 thousand relates to an agreement for the purchase of natural gas (a balance of approximately NIS 9,000 thousand as of December 31, 2024). See also Note 13.A.6.

Note 7 – Long-Term Prepaid Expenses

	December 31
	2025	2024
	NIS thousands	NIS thousands
Prepaid expenses for a gas transmission agreement (1)	26,014	28,034
Prepaid expenses for the purchase of natural gas (2)	72,774	51,705

	98,788	79,739

(1)	See note 13.A.4.

(2)	See note 13.A.6.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 8 – Fixed Assets

A.	Composition and movement

		Furniture	Leasehold
	Power plant	and equipment	Improvements	Total
	NIS thousands
Cost
Balance as at January 1, 2024	4,902,399	3,689	836	4,906,924
Additions	43,587	545	-	44,132
Reimbursement for power plant construction costs *	(337,905)	-	-	(337,905)
Provision for restoration and decommissioning (see C hereunder)	(1,609)	-	-	(1,609)
Disposals	(49,579)	-	-	(49,579)
Balance as at December 31, 2024	4,556,893	4,234	836	4,561,963

Additions	101,798	1,433	31	103,262
Provision for restoration and decommissioning (see C hereunder)	(19)	-	-	(19)
Disposals	(25,116)	-	-	(25,116)
Balance as at December 31, 2025	4,633,556	5,667	867	4,640,090
Depreciation and impairment losses
Balance as at January 1, 2024	1,796,336	3,282	756	1,800,374
Depreciation for the year	256,975	204	39	257,218
Reversal of accumulated depreciation for reimbursement of costs of constructing a power plant *	(143,642)	-	-	(143,642)
Disposals	(49,579)	-	-	(49,579)
Balance as at December 31, 2024	1,860,090	3,486	795	1,864,371

Depreciation for the year	222,199	503	13	222,715
Disposals	(25,116)	-	-	(25,116)
Balance as at December 31, 2025	2,057,173	3,989	808	2,061,970

Carrying amounts
As at December 31, 2024	2,696,803	748	41	2,697,592
As at December 31, 2025	2,576,383	1,678	59	2,578,120

*	Further to that mentioned in Note 13.A.9.a, funds reimbursed to the Company for power plant construction costs were partially attributed as a reduction of the asset’s cost balance and accumulated depreciation prior to the reimbursement date. The remaining reimbursed amounts relating to the power plant construction costs were recorded in the statement of profit or loss as a reduction of depreciation expenses, effectively reversing the increased depreciation expenses that were recognized in prior periods.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 8 – Fixed Assets (cont’d)

B.	Liens

See Note 13.C regarding a lien on the Company’s assets that serves as security for the liabilities of the Company and the shareholders to the funding groups.

C.	Provision for restoration and decommissioning

During 2025, an update was made to the liability for restoration and decommissioning against a decrease in fixed assets in the amount of approximately NIS 19 thousand.

Note 9 – Loans from Banks

This note provides information regarding the contractual terms of the Company’s bank loans measured at amortized cost. Further information on the Company’s exposure to interest and liquidity risks is included in Note 19 on financial instruments (see also Note 13.A.1).

Loans and borrowings - details regarding interest rates and linkage

		December 31,	Carrying amount as at
	Currency and	2025	December 31
	linkage base	Effective interest	2025	2024
		%	NIS thousands	NIS thousands
Loans from banks	CPI-linked NIS	5.1%	1,799,535	2,072,262
Less current maturities (including accrued interest as at December 31)			(291,329)	(321,805)
			1,508,206	1,750,457

Note 10 – Trade Payables

	December 31
	2025	2024
	NIS thousands	NIS thousands
Open debts	48,827	35,088
Accrued expenses	228,322	133,549
	277,149	168,637

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 11 – Other Payables

	December 31
	2025	2024
	NIS thousands	NIS thousands
Government institutions	17,641	535
Accrued expenses (1) (2)	84,623	13,090
Other payables	1,340	1,346

	103,604	14,971
	2,652	2,475

(1)	Including accrued expenses due to related parties (see Note 21).
(2)	See Note 13.A.6.

Note 12 – Taxes on Income

A.	Details regarding the tax environment of the Company

(1)	The tax rate that is relevant to the Company in the years 2023-2025: 23%

Deferred taxes for the reported periods are calculated according to the tax rates presented above.

(2)	The Company is an “Industrial Company” as defined in the Law for the Encouragement of Industry (Taxes) 1969 and accordingly is entitled to certain benefits including accelerated depreciation.

B.	Composition of income tax expense

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Current tax expense	18,403	14,016	-
Deferred tax expense	25,546	121,187	63,079
Tax expenses in respect of prior years	(143)	-	-
Total tax expense	43,806	135,203	63,079

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 12 – Taxes on Income (cont’d)

C.	Deferred tax liabilities and assets recognized

The deferred taxes are calculated using the tax rate expected to apply when reversed as stated above. The composition and movement in deferred tax assets and liabilities is attributable to the following items:

			Provisions
			and other
		Carry-forward	temporary
	Fixed assets	tax losses	differences	Total
	NIS thousands

Balance of deferred tax asset (liability) as at January 1, 2024	(360,814)	72,614	10,105	(278,095)

Changes recognized in profit or loss	(48,140)	(72,614)	(433)	(121,187)

Balance of deferred tax asset (liability) as at December 31, 2024	(408,954)	-	9,672	(399,282)

Changes recognized in profit or loss	(26,093)	-	547	(25,546)

Balance of deferred tax asset (liability) as at December 31, 2025	(435,047)	-	10,219	(424,828)

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 12 – Taxes on Income (cont’d)

D.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2025	2024	2023
	NIS thousands	NIS thousands	NIS thousands
Profit before taxes on income	192,174	587,530	274,394

Statutory tax rate of the Company	23%	23%	23%

	44,200	135,132	63,111

Tax expenses in respect of prior years	(143)	-	-
Non-deductible and other expenses (exempt revenue)	(251)	71	(32)

Taxes on income in the statement of profit or loss	43,806	135,203	63,079

E.	Tax assessments

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees

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

As at December 31, 2025, in accordance with the Company’s cash flow forecasts, the Company is in compliance with the above coverage ratios.

According to the Company’s financing agreement, the annual interest rate on the Company’s debt to the financing corporations is updated every three years, according to the Company’s rating. On April 4, 2023, the rating Company S&P Maalot updated the Company’s debt rating outlook to ILAA-/Negative. The updating of the aforementioned outlook had no effect on the Company’s interest rate. Insofar as there is no change in the Company’s rating, the interest rate will continue to be about 5.1% and if the rating is lowered the interest rate will rise to about 5.5%.

On April 9, 2024, the rating company S&P Maalot updated the Company’s debt rating outlook from ILAA-/Negative to ILAA-/Stable. In accordance with the given rating, the interest rate will remain 5.1% until 2027.

On May 21, 2025, the Company received from the rating agency Midroog (“Moody’s”) a stable outlook for the Company’s debt rating of Aa3.il.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

1.	Financing agreements (cont’d)

Within the framework of signing the Financing Agreements, other agreements related to the financing agreement were signed as follows:

a.	Capital injection agreement and a subordinated loan agreement

These agreements include the obligation of the shareholders towards the Company and the Financing Parties, to inject, separately, and each according to their relative share, from time to time and in parallel with each request to draw from the financing facilities, a total of up to approximately 20% cash (hereinafter:” the Shareholders Investment”), and this either for the issuance of shares or as shareholders’ loans, which in any case, will be subordinate to and pledged to the obligations of the Company towards the Financing Parties, according to the terms of the agreements. According to the capital injection agreement and as security for the commitment of the shareholders to provide their relative portion of the Shareholders’ Investment, the shareholders provided on the same date, cash and bank guarantees in the amount of their obligation to inject the Shareholders’ Investment; this, less any equity provided to the Company prior to that date. The capital injection agreement includes representations and obligations with regard to the shareholders and the project where their breach is likely to lead, inter alia, to a demand for immediate repayment of the outstanding credit and/or a breach of the Company’s obligations and/or to the cancellation of the license. Within the framework of the financing agreement, there is a lien on all the issued share capital of the Company in favor of Poalim Trust Services Ltd., as the trustee of the Financing Parties.

b.	Account agreement

The agreement sets the establishment of the project accounts and sets out the distribution of the cash flows among the accounts. In addition, the agreement sets out terms and procedures for executing deposits and withdrawals from each account, determines the minimum balances in each of the reserve funds, and sets out the priorities with respect to payments between the accounts and other terms regarding the management of the accounts, including the issue of transfers between accounts. The reserve funds are a debt service fund, a heavy maintenance fund, a distribution fund and a fund for regulation fines. As at December 31, 2025, the balances of the deposits for the reserve funds are: NIS 246 million in the debt service fund, NIS 180 million in the heavy maintenance fund, NIS 57.5 million in the distribution fund and NIS 11.5 million in the regulation fines fund. These amounts are classified in the statement of financial position as “long-term restricted deposits”.

After the reporting date, on February 4, 2026, the Company notified the financing parties under the financing agreement dated November 29, 2010, of its intention to perform an early repayment of the full outstanding loan balance.

As part of the notice, the Company requested that the financing parties waive certain preconditions set forth in the financing agreement, including the requirement for 30 business days’ prior notice and the requirement to execute the repayment on the last business day of the month, in order to enable the Company to carry out the early repayment on a date to be selected by it within the period between February 16, 2026 and March 31, 2026.

The early repayment is expected to include, in addition to the outstanding principal, payment of interest accrued up to the repayment date, linkage differentials, an early repayment fee, as well as additional fees and expenses, all in accordance with the provisions of the financing agreement.

As an alternative to the early repayment, the Company requested to examine the possibility of transferring the rights and obligations of the other financing parties to Bank Hapoalim Ltd., such that Bank Hapoalim would become the sole lender under the financing agreement, subject to the consent of all lenders and the signing of the relevant transfer documents.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

1.	Financing agreements (cont’d)

b.	Account agreement (cont’d)

As of the date of approval of the financial statements, final approval from all financing parties regarding the requested waivers and the alternative of transfer of rights has not yet been obtained; accordingly, the timing and manner of the final repayment are subject to the completion of the aforementioned consents. These actions are intended to streamline the Company’s financing structure. In the Company’s assessment, the early repayment is expected to occur by the end of February 2026.

2.	Agreement to lease land

In 2008 an agreement was signed between the Company and EAIS for the lease of 74.5 dunams of land for the power plant, for a period of 24 years and 11 months from the date of its commercial operation. In the same year and in the framework of the agreement, the Company paid EAIS an amount of NIS 3,047 thousand in respect of its share in the lease payments that were paid by EAIS to the Israel Lands Administration. During 2010 the Company signed an addendum to the agreement. According to the addendum to the agreement, in exchange for the lease of the land on which the power plant was constructed the Company will pay an annual amount of NIS 3,705 thousand linked to the Consumer Price Index over a period of 25 years from the date of commercial operation. See Note 21 Related Parties. The land lease is accounted for according to IFRS 16, see also Note 20, Leases.

3.	Operation and Maintenance Agreement

In 2012, an agreement was signed between the Company and the Eilat-Ashkelon Power Plant Services Company - EAPPS (hereinafter: “the Maintenance Contractor”) (hereinafter: “Power Plant Operating and Maintenance Agreement”) for the operation and maintenance of the power plant for a monthly payment defined in the agreement for a period of 24 years and 11 months commencing the date of receipt of the production license. According to the agreement, the Maintenance Contractor will transfer some of the larger maintenance projects to a subcontractor (Zorlu O&M) under a separate agreement, however it will retain full responsibility towards the Company with respect to all of its obligations under the agreement.

During 2013, the Maintenance Contractor entered into a sub-contracting agreement with EZOM Ltd. (hereinafter: “the Operating Contractor”), a related company held by the Company’s shareholders, by which the current operation and maintenance work of the power plant will be transferred to it. The Maintenance Contractor retains full responsibility towards the Company regarding all its obligations pursuant to the agreement.

In December 2017, an assignment agreement was signed between EAPPS and EZOM Ltd. which replaced EAPPS. According to the agreement, EZOM Ltd. will pay a quarterly amount linked to the CPI to EAPPS.

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

On November 29, 2022, the EAPPS agreement was assigned to EAIS.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

4.	Gas pipeline agreement

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

On April 2, 2019, the Company entered into an addendum to the agreement with Tamar according to which the gas quantities specified in the addendum to the agreement that the Company purchases from Tamar will not be included for the purpose of calculating the quantities of gas at the time of the reduction of the purchases from Tamar, in accordance with the instructions of the agreement with Tamar and in accordance with the instructions of the framework for increasing the quantity of natural gas produced from the Tamar natural gas field and rapid development of the Leviathan, Karish and Tanin natural gas fields and additional fields from August 16, 2015 (hereinafter: “gas framework”). The addendum to the agreement was subject to certain suspending conditions which were fulfilled in July 2019.

On March 22, 2021, the Company and Tamar signed an amendment to the agreement to purchase gas from the Tamar reservoir in which the parties agreed on the amount of gas that the Company will purchase from the Tamar reservoir as from January 1, 2022. The agreement also provides that in respect of that agreement the Company will be entitled to compensation in the amount specified in the agreement. The compensation was received in the third quarter of 2021 and was presented in the other payables item and in the long-term liabilities item.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas (cont’d)

On April 5, 2021, the Company entered into an additional gas purchase agreement with Tamar pursuant to which the Company is entitled to purchase additional quantities of gas from Tamar over a period of 4 years ending on April 5, 2025. As part of the agreement, the Company will receive a grant in the amount specified in the agreement, which depends partly, among other things, on the amount of gas consumption quantities determined in the agreement. Half of the grant was received in the first quarter of 2022 and was presented in the other payables item and in the long-term liabilities item, and half on the date of termination of the contract after meeting the conditions according to the agreement.

The amendment to the agreement and the additional agreement were subject to certain suspending conditions that were met on July 14, 2021. The grant and the compensation were recognized in profit or loss as a decrease in energy costs over the periods specified in the amendment to the existing agreement and the additional agreement.

On May 4, 2025, the Company entered into an agreement with Tamar to extend until June 2025 the additional gas purchase agreement that was scheduled to expire in April 2025. In addition, an agreement was signed for an increase in the quantities of gas to be purchased by the Company in 2026.

On May 18, 2025, upon meeting the conditions of the agreement, the Company received the second half of the Tamar grant. The grant was recognized in the second quarter in the statement of profit or loss as a reduction of energy costs.

In 2025, the Company did not consume the full minimum annual quantity to which it committed under the agreement. Accordingly, the Company included in the statement of financial position a liability under other payables in the amount of NIS 66.8 million, representing the monetary value of the gap between the minimum quantity to which the Company is committed under the agreement and the quantity actually consumed during that year (the “Excess Gas Quantity”). Based on the Company’s assessment as of December 31, 2025, it will consume the full Excess Gas Quantity over the next three years, accordingly, the Company included in the statement of financial position, under long-term prepaid expenses, an asset in the amount of approximately NIS 66.8 million. The balance of long-term prepaid expenses as of December 31, 2025, in respect of the purchase of natural gas from Tamar amounts to approximately NIS 72.1 million, and includes balances relating to prior years as well.

On October 30, 2017, the Company signed an agreement with Energean Israel Ltd. (hereinafter: “Energean”) regarding the acquisition of natural gas, in a cumulative amount of approximately 6 BCM over a period of 14 years, from the Karish and Tanin reserves held by it that their construction was completed in 2022 (hereinafter: “the original agreement”). In November 2018, all the suspending conditions included in the agreement were fulfilled. The Company estimates that it will purchase from Energean about half of the gas required to operate the Company’s power plant in the said period, and the rest of the amount will continue to be supplied by Tamar. According to the agreement, if the Company does not consume the minimum quantity it committed to, it will be required to pay for that quantity, in addition to the minimum gas quantity the Company is obligated to consume each year. However, the Company will be allowed to consume the unused quantity over the following three years. At the beginning of November 2022, Energean began to flow gas to the Company’s power plant facility.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

6.	Agreement to purchase natural gas (cont’d)

In 2024, the Company did not consume the minimum annual quantity it had committed to under the agreement. As a result, the Company recognized a liability of NIS 4.5 million under the “other payables” section and a liability of NIS 51.7 million under the “other long-term liabilities” section in the statement of financial position. These amounts represent the monetary value of the shortfall between the minimum quantity the Company is obligated to purchase under the agreement and the actual quantity consumed during the year (hereinafter: “Excess Gas Quantity”).

On the other hand and according to the Company’s estimate as at December 31, 2024 that it will fully consume the Excess Gas Quantity over the next three years, the Company recognized an asset of NIS 4.5 million under “other receivables” and an asset of approximately NIS 51.7 million under “long-term prepaid expenses” in the statement of financial position.

On March 12, 2025, the Company entered into an amendment to the natural gas purchase agreement with Energean.

Pursuant to the amended agreement, the payment requirement for the minimum quantity of natural gas to which the Company committed but did not actually consume in 2024 was reduced. In addition, the daily quantity that the Company will be required to consume during the summer months of 2026 was reduced.

In April 2025, in accordance with the amended agreement, the Company made the aforementioned payment to Energean.

Pursuant to the aforementioned regarding the agreements with Energean, as of December 31, 2025, the balances of liabilities in respect of the Excess Gas Quantity presented under other payables and other long-term liabilities amount to approximately NIS 9.5 million and approximately NIS 200 thousand, respectively. The balances of assets in respect of the Excess Gas Quantity presented under other receivables and long-term prepaid expenses amount to approximately NIS 30.1 million and approximately NIS 600 thousand, respectively.

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

8.	Property tax assessments in respect of the plant

In 2015 the Company signed a settlement agreement with the Ashkelon Municipality which determined the annual municipal tax rate up to and including 2025.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

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

On November 13, 2024, the arbitration ruling in the appeal was issued, and in it the arbitrator ruled that the liability of the defendants should be reduced, so that they must pay to the Company a total of USD 94.375 million with the addition of interest in accordance with the Adjudication of Interest and Linkag Law, 1961, from January 1, 2013, until the actual payment date. The arbitrator also ruled that the liability for legal expenses determined in the first arbitration award will be left unchanged, that each party will bear its own expenses in the appeals, and that the arbitration expenses in the appeals will be divided equally between the parties.

During December 2024, the Company received the full amounts determined in the arbitration ruling, as follows:

1.	A total amount of approximately USD 94.375 million (approximately NIS 338 million), of which approximately NIS 194.4 million was attributed as a reduction in the carrying amount of the fixed assets and will be depreciated on a straight-line basis according to the remaining useful life of the power station. The remaining amount of NIS 143.5 million was recorded in the profit or loss statement as a reduction of depreciation expenses, representing the reversal of previously recognized increased depreciation expenses.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

a)	Motion to approve a derivative claim filed by Dori Energy and Hemi Raphael within the arbitration (cont’d)

2.	An amount of approximately USD 35 million (approximately NIS 127 million), representing the interest and linkage component under the Interest and Linkage Adjudication Law, 1961, from January 1, 2013, until the actual payment date, was recorded in the profit or loss statement under financing income (interest income and linkage differences).

3.	An amount of approximately NIS 9.5 million, representing reimbursement of legal expenses incurred by the Company in connection with the various arbitration proceedings, was recorded in the profit or loss statement under general and administrative expenses.

Below is a summary of the impact of the arbitration ruling on financial statement items for the year ended December 31, 2024 (in thousands of NIS):

Item	Statement of Financial Position		Statements of Profit or Loss		Total impact
	Before the impact of the arbitrator’s ruling	After the impact of the arbitrator’s ruling	Before the impact of the arbitrator’s ruling	After the impact of the arbitrator’s ruling
Depreciation and amortization	-	-	249,771	106,266	143,505
Financing income	-	-	57,744	184,939	127,195
General and administrative expenses	-	-	33,457	23,929	9,528
Taxes on income	-	-	70,803	135,203	64,400
Fixed assets	2,891,992	2,697,592	-	-	194,400
Current tax liabilities	-	(14,016)	-	-	14,016
Deferred tax liabilities	(348,898)	(399,282)	-	-	50,384

The impact of the aforesaid amounts on the profit or loss statement for 2024 amounts to a profit of approximately NIS 280 million before taxes, and an addition of approximately NIS 215.6 million to profit after taxes. On November 13, 2025, the Company received approval from the Israel Tax Authority, pursuant to which the proceeds received under the arbitration award are not subject to VAT.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

9.	Claims by Dori Energy, Zorlu, Edelcom and EAIS (cont’d)

b) Administrative petition

On June 24, 2025, the Company filed an administrative petition pursuant to the provisions of Section 5(1) and Item 2 of the First Schedule to the Administrative Courts Law, 2000, and pursuant to Section 17(a) of the Freedom of Information Law, 1998, in which the Court was requested to exercise its authority under Section 17 of the Freedom of Information Law and order the Public Utilities Authority (PUA) to provide the petitioner with Public Utilities Authority Decision No. 69505 from Meeting No. 695 dated September 2, 2024, concerning the tender for the establishment of a power plant at the Sorek site, in full and without redactions.

On September 17, 2025, the Public Utilities Authority (PUA), together with the Freedom of Information Officer, filed its preliminary response to the petition, opposing the Company’s request. A hearing on the Company’s petition was scheduled for January 6, 2026.

After the reporting period, on January 6, 2026, a hearing was held before the Jerusalem District Court, at the conclusion of which a judgment was rendered by consent of the parties and without an order as to costs, pursuant to which the redacted details in Decision 69505 will be disclosed to the Company (except for a specific item).

10.	Malfunctions in production units

1.	On January 26, 2022, a malfunction was discovered in the components of one of the power plant’s gas turbines so that this turbine was temporarily out of use. The malfunction did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of those components and in 2022 recognized in profit or loss an amount of NIS 10 million under the depreciation and amortization item. Accordingly, in 2022 the Company replaced these items with refurbished items at a cost of NIS 20 million.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

10.	Malfunctions in production units (cont’d)

1.	On October 30, 2024, the Company’s officers approved the terms of the compromise agreement in principle. On November 26, 2024, a settlement agreement was signed. According to the agreement, the maintenance contractor will pay the Company a final and total amount of USD 2 million (approximately NIS 7 million), recorded as a reduction in the depreciation and amortization item. On December 9, 2024, the settlement agreement was granted the status of an arbitration ruling by Honorable Judge Orenstein . On December 12, 2024, the Company received the aforementioned compensation. During 2024, the Company received indemnification from insurance companies for the aforementioned malfunction, amounting to a total of approximately NIS 6.2 million.

2.	In April 2023, during the semi-annual inspections, malfunctions were discovered in the components of two of the gas turbines at the power plant. The malfunctions did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of one of the said components in the amount of approximately NIS 5 million which was included in profit or loss in 2023 in the depreciation and amortization item, In addition, the Company recorded operating expenses in the amount of approximately NIS 6 million for the additional malfunctioning component and accordingly in 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 10 million.

3.	In December 2023, a malfunction was discovered in the components of one of the gas turbines at the power plant. The malfunction did not have a material adverse effect on the Company’s current operations. The Company derecognized the reduced cost of the said components in the amount of approximately NIS 5 million which was included in profit or loss in 2023 in the depreciation and amortization item, and accordingly in 2023 the Company replaced these components with refurbished components at a cost of approximately NIS 11 million.

4.	On August 11, 2024, a malfunction was discovered in one of the gas turbine components at the power plant, causing this turbine to be out of service. The malfunction did not materially affect the Company’s ongoing operations. The Company derecognized the reduced cost of the said components, which was included in profit or loss in 2024 in the depreciation and amortization item, in the amount of approximately NIS 12 million.

11.	Third party notice from IEC

On November 22, 2020, the Israel Electric Company (“IEC”) notified the Company that a motion to certify a class action had been filed against it, claiming that the IEC had been negligent in supervising the conduct of private electricity suppliers and thus caused damage to electricity consumers, in an amount estimated in the motion for certification at NIS 330 million. It is alleged that the private electricity suppliers gave false reports in the consumption plans submitted to the system manager at the IEC while utilizing the rules set by the PUA in the standards. On November 22, 2020, the IEC filed a third-party notice against the Company, in which it did not specify the specific amount it attributes to the Company. On October 31, 2021, a hearing was held on the request to send notices to third parties. On April 10, 2023, the court decided to reject the request to send a third parties notice from IEC. On June 11, 2023, IEC filled an appeal to the Supreme Court against the Court decision.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

11.	Third party notice from IEC (cont’d)

On June 29, 2023, the Supreme Court decided that the respondents must submit a written answer to the appeal by March 14, 2024. On February 14, 2024, the petitioner in the certification motion submitted his response to the appeal. On March 28, 2024, the Company submitted its response to the appeal (following an extension granted by the court).

On February 24, 2025, the District Court ruled that, given the nature of the appeal pending before the Supreme Court, there is no reason to proceed with the case as long as the appeal remains unresolved. The District Court further instructed the parties to submit an appropriate request to examine the advancement of the appeal before the Supreme Court and to file an update with the District Court by March 31, 2025.

On March 26, 2025, the IEC filed a status update with the District Court, notifying it of the Supreme Court’s decision to schedule a hearing on the appeal for December 1, 2025. Subsequently, on March 27, 2025, the District Court ordered that an additional status update be submitted following the issuance of a decision in the appeal, or by year-end, whichever is earlier.

On December 6, 2025, the appeal hearing, which had been rescheduled for February 16, 2026, was postponed by the Court. On December 11, 2025, a new date for the appeal hearing was set for June 9, 2026. If the appeal is accepted in full, the hearing on the motion to certify the claim as a class action will take place with the Company as a third party thereto. In the Company’s assessment, based on the opinion of its legal advisors, at this stage it is not possible to reasonably estimate the outcome of the appeal, accordingly, no provision has been recognized in the financial statements.

12.	Possibility to expand the plant in the area of the existing plant

1.	The Company is advancing a project to expand the power plant in the area of the existing plant that will be a complementary part to the existing plant and will be synergistic to it. On July 13, 2020, the Company submitted to the National Infrastructure Committee (hereinafter: “NIC’) plans for public objections and NIC approval. On January 11, 2021, the NIC decided to postpone the final decision. On December 27, 2021, NIC decided to bring the construction of the said expansion to government consideration (in the decision there is a condition for the building permit detailed in NIC decision number 20/2021). On May 28, 2023, the Government Secretary announced that the Government had approved the plans for national infrastructures (National Infrastructure Plan 11/B) regarding, among other things, the construction of an expansion to the power plant at the Dorad Ashkelon site (Dorad 2) (hereinafter: “Government Resolution 586”). On July 12, 2023, a petition on behalf of OPC Hadera Expansion Ltd. (hereinafter: “OPC”) was received at the Company’s offices regarding Israeli Government Resolution 586, in which it was decided, among other things, to expand the Dorad power plant (High Court of Justice 5280/23) (hereinafter: “OPC Petition”). On July 19, 2023, the High Court of Justice rejected the OPC petition out of hand due to non-exhaustion of proceedings. On July 24, 2023, a copy of OPC’s appeal to the Israeli government was received at the Company’s offices, through the Government Secretary, with an urgent demand to receive an answer to the letter of OPC from July 3, 2023, and saying that if the Government does not act as stated, OPC will have no choice but to file a new petition.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

12.	Possibility to expand the plant in the area of the existing plant (cont’d)

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

The possibility of holding a competition for the construction of a power plant in the central region until 2035 will be eliminated, and under these circumstances, the court is not proposing a hearing with a reservation of rights but to deny rights without a hearing, as well as a violation of the public interest, which requires holding a hearing on the petition. On July 27, 2023, the High Court of Justice rejected Reindeer’s petition outright because it was a premature petition and stated that under these circumstances, there is no justification for hearing the petition now, when it is not possible to know what the National Infrastructure Committee’s recommendation will be after holding a repeat hearing on the matter. It is certainly not possible to know at this time what will be the final decision that will be made by the government afterwards, and what will be the factual and legal foundations underlying the final decision that will be made.

Following the government’s decision to approve National Infrastructure Plan (hereinafter: “NIP”) 11/B, the Company applied to the NIC for a building permit, however, on January 11, 2024, the Company was informed in an e-mail message from the NIC that its position is that as long as NIP 20/B or NIP 91 is not definitively rejected, it is not possible to issue a building permit for the new station, this being based on a legal opinion of legal advisers in the NIC and in the planning administration that were sent to the Company on January 15, 2024. On February 7, 2024, The Company, through its legal counsel, sent a letter, among other things, to the legal advisers of the NIC and the planning administration that had prepared the aforesaid legal opinion, arguing that the NIC’s refusal to grant the Company a building permit is illegal and contrary to the proper interpretation of NIP 11/B. On February 26, 2024, the Company received a reply letter from the NIC, which stands by the claim in the opinion that the issuance of building permits for the expansion of the station should not be promoted.

On February 19, 2024, the Company received a planning survey to receive the expansion of the power plant from Noga, which allows connecting the electricity to the grid from October 2028.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

12.	Possibility to expand the plant in the area of the existing plant (cont’d)

On May 8, 2024, a judgment was issued deleting the petition without an order for costs.

On September 10, 2024, the Company received a statement of claim from Edeltech, a shareholder in the Company, against it and against Ellomay, EAIS and Zorlu, which was filed with the District Court (Economic) in Tel Aviv-Yafo, for a declaratory order, a restraining order and the splitting of remedies, in which the Court was requested to declare that, in accordance with the Company’s articles of association, the General Meeting is the organ that is authorized to approve any decision relating to a change in the Company’s field of activity, including the planning and construction of a new power plant or the expansion of the capacity of the existing power plant, including any decision in connection with “Dorad 2” and including the budgeting of the said project; that any such decision shall require the consent of all shareholders; and that any decision that was made in connection with the “Dorad 2” project is null and void. In addition, as part of an injunction, the court was requested to order the Company to refrain from performing any action relating to changing the Company’s field of activity, including planning and construction activities of the Dorad 2 project.

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

On January 27, 2025, Edelcom filed its response to the Company’s request to dismiss in limine and on February 13, 2025, the court rejected the request, ruling that the Company must respond to the statement of claim within 30 days.

On September 14, 2025, the Company’s Board of Directors convened and approved the “Dorad 2” project, including its budget and the performance of the actions required in order to reach the financial close stage.

On October 5, 2025, following the postponement of the deadline for completion of preliminary proceedings, Edelcom notified the Company of its intention to file a motion to amend its statement of claim. The Edelcom motion to amend the statement of claim was sent to the Company for its response by November 16, 2025, and this deadline was extended at the consent of the parties until November 30, 2025. It was agreed by the parties and approved by the Court that the preliminary proceedings would be completed after a decision is rendered on the motion to amend.

On December 22, 2025, following the hearing held before the Court on November 11, 2025, and the Edelcom notice in this matter, the Court ordered the dismissal of the claim without an order as to costs (while reserving the parties arguments in this respect should a similar proceeding be initiated in the future). Accordingly, as of the reporting date, there are no claims or pending proceedings concerning the “Dorad 2” project.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

12.	Possibility to expand the plant in the area of the existing plant (cont’d)

2.	On January 13, 2025, the Electricity Authority published a draft decision for a hearing regarding the update of decision number 69407 of August 12, 2024, regarding “Regulation for Conventional Production Units”, which regulates the manner of construction and operation of conventional technology production facilities with a capacity higher than 630 megawatts and determines in their matter the validity of the tariff and the extension of the deadline for receiving tariff approval for the purpose of entering into regulation. The draft decision for the hearing proposes, with regard to the availability tariff, that it be updated and amount to 3.31 agorot per available kilowatt. It is further proposed that the first producer to receive tariff approval and complete financial closure by June 30, 2026, will receive an addition of 0.5 agorot to the tariff, which amounts to 3.31 agorot per available kilowatt, provided that it is in the northern Gush Dan area to the south of Caesarea.

Furthermore, regarding the tariff approvals, it was determined that these will be granted to a maximum of three production units (instead of two), and the date for their granting was postponed from March 31, 2025, to June 30, 2026. The Company’s response submitted on February 17, 2025.

On March 26, 2025, the Electricity Authority published its decision on the matter, allowing for up to four production units to receive tariff approvals, and confirmed the extension of the deadline for tariff approvals for the purpose of entering the regulatory framework.

The decision set the updated availability tariff at 3.31 agorot per available kilowatt for a producer that obtains tariff approval and reaches a financial closing by June 30, 2026. For a producer that reaches a financial closing and obtains tariff approval between January 1, 2026, and June 30, 2026, the availability tariff will be 3.18 agorot per available kilowatt. For a producer that reaches a financial closing and obtains tariff approval between January 1, 2027, and June 30, 2027, the availability tariff will be 3.05 agorot per available kilowatt. The commercial operation deadline has been extended from December 31, 2028, to December 31, 2029. A producer that commences commercial operation before December 31, 2029, will be entitled to an additional 0.75% of the availability tariff for each month of early operation. Moreover, the first producer to reach a financial closing and obtain tariff approval within the specified timelines, and to construct the power plant in the area north of Gush Dan as defined in the map attached to the regulatory framework, will be entitled to an additional 0.5 agorot on the applicable availability tariff. The final deadline to reach financial closing and obtain tariff approval shall be no later than June 30, 2027.

.

13.	Virtual supplier

On March 3, 2021, the Electricity Authority issued a resolution establishing a regulation for suppliers who do not have means of production and amended criteria for new suppliers (hereinafter: “virtual supplier”). According to the decision, in September 2021, the supply segment will open to competition gradually. Suppliers will purchase all the electricity supplied to their consumers from the system manager on a first-come, first-served basis. On July 19, 2021, the Company received a supply license for suppliers without means of production.

After the reporting period, on January 7, 2026, the Electricity Authority published Decision No. 73205 regarding the results of Competitive Proceeding No. 1 for determining the tariff for the purchase of availability certificates from the system manager. As part of the proceeding, a total capacity of 520 MW was allocated to ten different suppliers. The tariff determined is 9.32 agorot per kWh. As part of this proceeding, the Company was awarded an allocation of 60 MW.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

14.	Household customers

The Company has entered into agreements with several entities that provide services to household consumers and have a broad customer base, for the purpose of selling electricity to their household customers. Under the signed agreements, all customer-related risks are borne by the service-providing entities.

15.	Dividend distribution

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

On December 28, 2023, the Company’s board of directors decided to distribute an additional dividend in the amount of NIS 70 million. At the said time, the Company paid a dividend in the amount of NIS 52.5 million to its Israeli shareholders. On January 10, 2024, upon the receipt of a withholding tax certificate, the Company transferred to its foreign shareholder its share in the dividend in the amount of approximately USD 4.8 million (approximately NIS 17.5 million that was converted by the Company into USD on the date of the payment).

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

On December 2, 2025, the Company’s Board of Directors decided to distribute a dividend in the amount of NIS 200 million. On December 4, 2025, the Company paid the aforementioned dividend to its shareholders.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

16.	The market model

1.	On March 6, 2022, the Electricity Authority published Decision No. 62703, which was adopted in February 2022, on the subject of “Amending the Criteria for Applying the Market Model to Existing Private Production and Renewable Energies” (hereinafter: the “Market Model Decision”). The Market Model Decision changes the regulation for producers in the transmission network in all types of technologies and applies to them criteria that regulate the operation of the energy market. The essence of the decision is to create a uniform regulatory basis for production facilities in the transmission network in terms of the manner of submitting production and loading plans, the manner of availability payments and payments for energy. The Electricity Authority preserves the option for producers operating in bilateral transactions to continue operating in this format, so that they can choose between a central or self-loading method with the ability to switch between loading methods on a monthly basis. The sale of energy to the network will be carried out in accordance with the needs of the system and at the SMP price (System Marginal Price). After several delays in the implementation of the aforementioned decision, starting on July 1, 2024, the decision entered into force.

2.	On August 29, 2024, the CEO of Noga – Electricity System Management addressed the Company with an urgent letter regarding the system administrator’s concern about the conduct of producers that allegedly raises concerns about price bias in the electricity market and/or bias in the system administrator’s payments and/or exploitation of market power. The letter explained that starting from the date of application of the market model to private production in the electricity market on July 1, 2024, the system administrator identifies conduct that raises concerns about the execution of such actions, through a dramatic change in the price bids received by the system administrator, compared to the period before the market model was applied, and abuse of the situation of low reserves and high demand in the electricity market.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

16.	The market model (cont’d)

3.	On February 17, 2025, the Electricity Authority published a decision stating that the Company’s price bid to the system operator will be in accordance with its tariff approval. Additionally, the decision stipulates that the Company will not be able to transition to central loading until the matter is regulated. On February 18, 2025, with its publication in the official gazette, the decision came into effect; the Company’s return to tariff approval has no impact on the Company’s financial results.

17.	Engagement with a material customer

On May 4, 2025, the Company entered into an updated agreement with a material customer for the supply of electricity at a reduced tariff (hereinafter: “the New Agreement”), which amends and replaces the agreement previously signed between the parties on April 28, 2010, as amended from time to time. Pursuant to the New Agreement, the Company undertakes to sell to the customer all the electricity it requires. The term of the agreement is effective retroactively from December 1, 2024, and will expire on May 31, 2029.

18.	Sale of the shares held by Zorlu

On March 6, 2025, the Company received a notice from Zorlu which holds 25% of the Company’s shares, regarding its entry into agreements for the sale of all its shares in the Company. Under these agreements, Zorlu agreed to sell 10% of its holdings in the Company to The Phoenix Insurance Company Ltd. and The Phoenix Pension and Provident Fund Ltd. (together: “The Phoenix”) and an additional 15% of its holdings to The Phoenix Insurance Company Ltd., The Phoenix Pension and Provident Fund Ltd., Hagoz (2015) Ltd. and Shahar Investments in Energy Limited Partnership, through its general partner – Y.L. Shahar Investments in Energy Ltd.

On March 20, 2025, a preliminary discussion regarding the sale was held during a meeting of the Company’s Board of Directors, which, pursuant to the Company’s articles of association, is authorized to determine whether the purchasers constitute a direct or indirect competitor. At that meeting, the Board determined that, according to the sale agreements, the purchasers do not compete with the Company.

On May 27, 2025, Decision No. 71201 was issued by the Israeli Electricity Authority regarding the “transfer of means of control” in the Company. It was resolved to approve Zorlu’s transfer of 10% up to 19.9% of its shares to The Phoenix Insurance Company Ltd. and to The Phoenix Pension and Provident Funds Ltd.

Due to regulatory restrictions, The Phoenix and the Company’s financing entities have reached a preliminary agreement whereby, instead of a pledge over the acquired shares, the financing entities will receive from The Phoenix an alternative package of rights (the “Proposed Arrangement”).

On May 29, 2025, the Company’s Board of Directors approved the proposed arrangement, and on June 4, 2025, the proposed arrangement was approved by the Company’s General Meeting of Shareholders. On June 26, 2025, the proposed arrangement was approved by the financing parties.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

18.	Sale of the shares held by Zorlu (cont’d)

Pursuant to the Company articles of association and the shareholders’ agreement, with respect to 15% of the Company’s issued share capital held by Zorlu, a right of first refusal is granted to the other shareholders of the Company (hereinafter – the ‘Offered Shares’). The Company’s shareholders, Ellomay and Edelcom, have notified of their intention to exercise their right of first refusal in relation to the entire Offered Shares. Accordingly, subject to receiving all the required regulatory approvals and the approval of the Company’s Board of Directors’ to the exercise of the right of first refusal by the shareholders and, consequently, the approval of the transfer of the shares to them, each of the shareholders is expected to purchase from Zorlu, upon completion of the acquisition, shares representing approximately 7.5% of the Company’s share capital.

On June 4, 2025, the Company received a statement of claim filed against it by a former director and a current director of the Company (both on behalf of Edelcom), seeking declaratory relief for the review of Company documents, a declaratory judgment that the Board resolutions concerning the sale of the shares by Zorlu are essentially void, and a declaration that the director on behalf of Edelcom is entitled to independent legal advice and representation with respect to his rights as a director, in particular regarding the transaction for the sale of Zorlu’s shares, retroactively as of April 14, 2025.

Shortly before the deadline for filing the Company’s response, counsel for the plaintiffs notified the Company of his intention to amend the statement of claim, and it was agreed that, pending such amendment, the deadline for filing the Company’s defense would be postponed. On November 10, 2025, the plaintiffs filed an amended statement of claim in light of the change in circumstances detailed below. On the same day, the Court denied the motion to amend and dismissed the claim.

On July 1, 2025, Zorlu approved an extension of the deadline for completion of the shareholders’ transaction until July 22, 2025. On July 10, 2025, the Company’s Board of Directors approved the transfer of 10% of the Company’s shares held by Zorlu to The Phoenix, as well as the transfer of 7.5% of the Company’s shares held by Zorlu to Ellomay.

On July 13, 2025, the transfer of shares from Zorlu to The Phoenix (10% of the Company’s shares) was completed, and an appropriate report was submitted to the Registrar of Companies and to the Electricity Authority.

On July 17, 2025, the Company learned incidentally, despite the fact that the applicant was required to notify the Company of the resolution, that on July 13, 2025, a director and a former director on behalf of Edelcom had applied to the Tel Aviv–Jaffa District Court seeking the cancellation of the July 10, 2025 resolution approving the transfer of the 10% shareholding to The Phoenix, on the grounds of alleged harm to competition. The Court dismissed the directors’ application on the same day, ex parte, and without requesting the Company’s position (which rejects the allegations).

On July 18, 2025, Edelcom sent a notice to the Company stating that it had transferred 1.25% of its shares to a trustee (I.B.I.), who would hold the voting rights attached to such shares and the right to receive dividends derived therefrom, until the completion of the sale of such shares to a private third party (Mr. Tamir Cohen). Concurrently, Edelcom notified the Company that it had withdrawn its application to the Israel Competition Authority for approval of the transfer of shares from Zorlu to Edelcom, claiming that such approval was no longer required for the transaction with Mr. Cohen. On July 20, 2025, the Company’s Board of Directors discussed the matter; however, it was not requested to approve any such share transfer, and in any event the Company’s share register was not amended accordingly or a report made to the Registrar of Companies.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

A.	Commitments and liabilities (cont’d)

18.	Sale of the shares held by Zorlu (cont’d)

On July 20, 2025, Edelcom filed an ex parte petition with the Tel Aviv District Court (Economic Division) for a temporary injunction (hereinafter: the “Edelcom Motion), requesting that the Court order the Company’s Board of Directors and General Meeting of Shareholders not to convene to approve the transfer of 7.5% of the Company’s shares held by Zorlu to any entity other than Edelcom, and to prohibit Zorlu from selling such shares to Ellomay or to The Phoenix. On the same day, the Court denied the motion and set deadlines for the filing of the parties’ responses (by July 29, 2025), as well as for the filing of a main proceeding by Edelcom (by July 27, 2025), while determining that there was no impediment to completing the sale of the shares, insofar as approved by the Company.

On July 21, 2025, being the final date for obtaining all approvals required for completion of the sale of Zorlu’s shares, the Company’s Board of Directors and its General Meeting of Shareholders convened and approved the transfer of an additional 7.5% of the Company’s shares from Zorlu to Ellomay.

On July 22, 2025, the transfer of 15% of the Company’s shares from Zorlu to Ellomay was completed.

On July 27, 2025, the Company received a statement of claim filed in the Economic Division of the Tel Aviv District Court by Edelcom against the Company and others (hereinafter: “the Statement of Claim”), seeking declaratory relief, including declarations that as of July 21, 2025 (the date of the meetings of the Company’s Board of Directors and General Meeting of Shareholders), the agreement between Zorlu and Edelcom for the sale of 7.5% of the Company’s shares was valid and binding and did not require any third-party approvals, that such agreement had been breached by Zorlu, that the Board resolutions approving the transfer of 7.5% of the Company’s shares to Ellomay were null and void, that the share purchase agreement between Zorlu and Ellomay with respect to 7.5% of the Company’s shares was void, and for mandatory injunctions ordering Ellomay to cancel their agreement with respect to such 7.5% shareholding, requiring Zorlu to sell the shares to Edelcom, and requiring the Company’s Board of Directors and shareholders to convene and approve the transfer of 7.5% of the Company’s shares to Edelcom, amend the Company’s share register accordingly, and grant any other relief necessary to complete the foregoing actions.

Pursuant to the parties’ agreement, the parties were required to respond to the Edelcom Motion for a temporary injunction, as described above, by August 4, 2025. On that date, Edelcom notified the Company and the Court that it was unilaterally withdrawing its motion for a temporary injunction. On August 11, 2025, the Court approved the withdrawal and ordered Edelcom to pay expenses in the amount of NIS 200 thousand (of which NIS 40 thousand was awarded to the Company).

The Company was required to respond to the statement of claim by November 13, 2025. A preliminary hearing in the action was scheduled for November 11, 2025. On November 18, 2025, Edelcom notified the Court that it was not pursuing its claim and consented to its dismissal. On November 19, 2025, the Court ordered the dismissal of the claim without an order as to costs.

As of the reporting date, there are no pending proceedings against the Company or its officers in connection with the sale of Zorlu’s shares.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 13 – Contingent Liabilities, Commitments and Guarantees (cont’d)

B.	Bank guarantees

As of the report date, the Company, through its shareholders in proportion to their respective shareholdings in the Company, as required under the financing agreements, has provided bank guarantees in favor of INGL and the Public Utilities Authority – Electricity (PUA) for the purpose of complying with the terms of the licenses granted to the Company, as well as in favor of Noga – Electricity System Management Ltd. (hereinafter: “Noga”), as required under the agreement with Noga and in accordance with the standards published by the PUA. The total amount of guarantees provided by the Company as of December 31, 2025, amounts to NIS 182 million.

In addition, in order to comply with the terms of the virtual supplier supply license, the Company has provided guarantees in the amount of NIS 2 million in favor of the PUA and in the amount of NIS 8 million in favor of Noga in respect of availability certificates.

As of the reporting date, during February 2026, the amount of the guarantee in respect of the availability certificates was updated to NIS 4.8 million. In addition, the Company provided a guarantee in the amount of NIS 31 million in favor of Noga in respect of the Company’s prospective customers, pursuant to the Company winning the process for the allocation of 60 MW of capacity.

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 14 – Share Capital

Composition of the share capital in nominal values:

	Number of shares
	December 31
		Issued and	Issued and
	Authorized	paid-in	paid-in
		2025	2024

Ordinary shares of NIS 1 par value each	500,000	10,640	10,640

Note 15 – Revenues

	For the year ended December 31
	2025	2024	2023
	NIS thousands

Revenues from sale of electricity to private customers	1,993,871	1,826,424	1,856,252
Income from the system operator	656,662	1,037,346	866,144

	2,650,533	2,863,770	2,722,396

Note 16 – General and Administrative Expenses

	For the year ended December 31
	2025	2024	2023
	NIS thousands

Wages, salaries and related expenses (1)	18,500	18,110	15,543
Rental and office maintenance	3,666	3,491	2,842
Professional services (2)	12,394	1,447	8,529
Depreciation	936	677	691
Foreign travel	132	204	63

	35,628	23,929	27,668

(1)	See Note 21.

(2)	In 2024, the expense, net, included income recognized in respect of payments received as part of the arbitration proceedings in the amount of approximately NIS 9.5 million. For additional information, see Note 13.A.9.a.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 17 – Financing Income and Expenses, Net

	Year ended December 31
	2025	2024	2023
	NIS thousands
Financing income
Net foreign exchange differences	-	13,972	2,901
Realization of derivatives	-	1,548	8,884
Interest income and linkage differences*	63,434	169,419	33,501

Total financing income	63,434	184,939	45,286

Financing expenses
Interest and linkage differences on bank loans	150,983	191,043	207,693
Net foreign exchange differences	96,023	-	-
Realization of derivatives	5,781	-	-
Fees	779	634	620
Lease financing expenses	1,405	1,421	1,460
Other financing expenses	1,667	727	-

Total financing expenses	256,638	193,825	209,773

Net financing expenses	193,204	8,886	164,487

*	In 2024, interest income includes income recognized in respect of payments received under the arbitration proceedings in the amount of approximately NIS 127 million. For additional information, see Note 13.A.9.A.

Note 18 – Other Operating Costs

	For the year ended December 31
	2025	2024	2023
	NIS thousands

Operation and maintenance costs	153,164	149,701	150,105
Water cost	9,199	10,726	10,405
Taxes and property taxes	3,735	6,850	3,457
Insurance costs	14,814	15,527	15,928
Diesel storage	4,274	4,602	3,991
Other	2,730	2,621	2,138

	187,916	190,027	186,024

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments

A.	Overview

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk

●	Liquidity risk

●	Market risk

This note presents quantitative and qualitative information about the Company’s exposure to each of the above risks, and the Company’s objectives, policies and processes for measuring and managing risk.

B.	Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company risk management framework. The Board has established a Financial Committee, which is responsible for defining a risk management policy. The committee reports regularly to the Board of Directors on its activities.

C.	Credit risk

Credit risk is a risk for a financial loss caused to the Company if the counterparty of the financial instrument fails to meet its contractual obligations.

Cash and cash equivalents

As at December 31, 2025, the Company has cash and cash equivalents in the amount of NIS 695,247 thousand (December 31, 2024 – NIS 846,565 thousand). The Company’s cash and cash equivalents are deposited with a financial institution having a high credit rating (international rating scale).

Restricted deposits

As at December 31, 2025 the Company has deposits in the amount of NIS 495,192 thousand that are restricted according to the financing agreements (December 31, 2024 – NIS 531,569 thousand). The Company’s restricted deposits are held with a financial institution having a high credit rating (international rating scale).

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

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

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

	December 31, 2025
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	277,149	277,149	277,149	-	-	-	-

Other payables	103,604	100,872	99,910	577	385	-	-

Current tax liabilities	18,403	18,403	18,403	-	-	-	-

Long-term lease liabilities	7,275	200	-	-	200	-	-

Lease liabilities	49,739	59,010	326	4,972	5,247	14,162	34,303

Loans from banks	1,799,535	1,926,237	170,472	150,482	313,538	998,473	293,272

	2,255,705	2,381,871	566,260	156,031	319,370	1,012,635	327,575

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

D.	Liquidity risk (cont’d)

	December 31, 2024
	Carrying	Contractual	6 months				More than
	amount	cash flows	or less	6-12 months	1-2 years	2-5 years	5 years
	NIS thousands
Non-derivative financial liabilities

Trade payables	168,637	168,637	168,637	-	-	-	-

Other payables	14,971	14,971	10,469	4,502	-	-	-

Other long-term liabilities	60,987	51,706	-	-	51,706	-	-

Lease liabilities	51,696	62,188	199	4,738	4,887	14,711	37,653

Loans from banks	2,072,262	2,157,134	188,254	175,370	320,954	934,743	537,813

	2,368,553	2,454,636	367,559	184,610	377,547	949,454	575,466

E.	Market risk

Market risk is the risk that changes in market prices will affect the Company’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

As of December 31, 2025, and since the beginning of commercial operation of the power plant, the management estimates that the main risks are changes in regulation applicable to the area of operations as approved by the Electricity Authority and particularly changes in load, system, and time tariffs (“TAOZ”), a change in gas purchase costs and other changes in the electricity and gas market, and political and security events. See Notes 1.C.2 and 1.D.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risk

As a result of the Company’s agreements with the maintenance contractor and gas suppliers as described in Note 13, the Company is exposed to changes in the dollar/NIS exchange rate. In order to reduce this exposure, the Company entered into forward transactions to purchase USD for NIS. Furthermore, as a result of loans from banks that are linked to the CPI, the Company is exposed to changes in the CPI. To reduce this exposure, the Company entered forward CPI transactions mainly for the portion that is expected to be paid during the year (see Note 17).

(a)	The exposure to linkage and foreign currency risk

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2025
	Non- monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	255,970	-	439,273	4	695,247
Trade receivables and accrued income	-	305,003	-	136	-	305,139
Other receivables	21,566	-	-	30,137	-	51,703

Non-current assets:
Restricted deposits	-	275,213	-	219,979	-	495,192
Long-term prepaid expenses	26,014	-	-	72,774	-	98,788
Fixed assets	2,578,120	-	-	-	-	2,578,120
Intangible assets	9,423	-	-	-	-	9,423
Right of use assets	51,599	-	-	-	-	51,599

Current liabilities:
Current maturities of loans from banks	-	-	(291,329)	-	-	(291,329)
Current maturities of lease liabilities	-	-	(5,298)	-	-	(5,298)
Current tax liabilities	(18,403)	-	-	-	-	(18,403)
Trade payables	-	(221,481)	-	(54,607)	(1,061)	(277,149)
Other payables	-	(27,276)	-	(76,328)	-	(103,604)

Non-current liabilities:
Loans from banks	-	-	(1,508,206)	-	-	(1,508,206)
Other long-term liabilities	(7,074)	-	-	(201)	-	(7,275)
Long-term lease liabilities	-	-	(44,441)	-	-	(44,441)
Provisions for decommissioning and restoration	(38,886)	-	-	-	-	(38,886)
Deferred tax liabilities	(424,828)	-	-	-	-	(424,828)
Liabilities for employee benefits, net	-	(160)	-	-	-	(160)
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	2,197,531	587,269	(1,849,274)	631,163	(1,057)	1,565,632

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(a)	The exposure to linkage and foreign currency risk (cont’d)

The Company’s exposure to linkage and foreign currency risk is as follows:

	December 31, 2024
	Non- monetary	Unlinked	CPI-linked	US dollar linked	Euro linked	Total
	NIS thousand
Current assets:
Cash and cash equivalents	-	309,440	-	537,121	4	846,565
Trade receivables and accrued income	-	185,403	-	222	-	185,625
Other receivables	22,142	5,756	-	4,502	-	32,400

Non-current assets:
Restricted deposits	-	291,333	-	240,236	-	531,569
Long-term prepaid expenses	28,033	-	-	51,706	-	79,739
Fixed assets	2,697,592	-	-	-	-	2,697,592
Intangible assets	9,688	-	-	-	-	9,688
Right of use assets	54,199	-	-	-	-	54,199

Current liabilities:
Current maturities of loans from banks	-	-	(321,805)	-	-	(321,805)
Current maturities of lease liabilities	-	-	(4,887)	-	-	(4,887)
Current tax liabilities	(14,016)	-	-	-	-	(14,016)
Trade payables	-	(138,925)	-	(29,712)	-	(168,637)
Other payables	(1,883)	(8,586)	-	(4,502)	-	(14,971)

Non-current liabilities:
Loans from banks	-	-	(1,750,457)	-	-	(1,750,457)
Other long-term liabilities	(9,281)	-	-	(51,706)	-	(60,987)
Long-term lease liabilities	-	-	(46,809)	-	-	(46,809)
Provisions for decommissioning and restoration	(38,102)	-	-	-	-	(38,102)
Deferred tax liabilities	(399,282)	-	-	-	-	(399,282)

Liabilities for employee benefits, net	(160)	-	-	-	-	(160)
Total net exposure in statement of financial position in respect of financial assets and financial liabilities	2,348,930	644,421	(2,123,958)	747,867	4	1,617,264

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

E.	Market risk (cont’d)

(1)	Linkage and foreign currency risks (cont’d)

(b)	Sensitivity analysis

A change as at December 31 in the exchange rates of the following currencies against the NIS, and a change in the CPI, as indicated below, would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on changes in foreign currency exchange rates and in the CPI that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

	December 31, 2025		December 31, 2024
	Increase	Decrease	Increase	Decrease
	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss	Pre-tax profit or loss
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Change in the exchange rate of:
5% in the US dollar (1)	32,963	(32,963)	38,868	(38,868)
10% in the US dollar (1)	65,925	(69,925)	77,736	(77,736)
1% change in CPI (2)	(17,995)	17,995	(20,723)	20,723
2% change in CPI (2)	(35,991)	35,991	(41,445)	41,445

(1)	The sensitivity derives mainly from balances of cash, restricted deposits, balances of trade and other payables in foreign currency.

(2)	The sensitivity arises primarily from balances of loans from corporations and leases.

(3)	The effect on equity of the change in the US dollar exchange rate and the CPI is the same as that on profit or loss.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 19 – Financial Instruments (cont’d)

F.	Fair value

(1)	Financial instruments measured at fair value for disclosure purposes only

(b)	Sensitivity analysis (cont'd)

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, other accounts receivable, restricted deposits, long-term prepaid expenses, trade payables, other payables and other long-term liabilities are the same or proximate to their fair value.

The fair values of the financial liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	December 31
	2025		2024
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Non-current liabilities:
Long-term loans from banks (*)	1,799,535	1,926,237	2,072,262	2,178,730

(*)	Including current maturities.

(2)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date (level 2 of the fair value hierarchy) plus an adequate credit spread, and were as follows:

	December 31
	2025	2024
	%	%
Long-term loans from banks	5.16%	5.17%

(3)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical instruments

●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

●	Level 3: inputs that are not based on observable market data (unobservable inputs).

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 20 – Leases

The Company has lease agreements with respect to the following items:

(1)	Land

(2)	Offices

(1)	Information regarding material lease agreements

(a)	The Company leases land from EAIS for a period of 25 years during which the Company constructed a power plant. The contractual period ends on May 20, 2039. A lease liability and right-of-use asset in the amount of NIS 48,375 thousand and NIS 50,336 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2025, in respect of the land lease.

(b)	The Company leases offices from Africa Israel for a period of 5 years with extension options. On February 28, 2022, the Company signed an extension of the agreement until June 30, 2025. On December 1, 2024, the Company signed an addendum to the lease for an additional period of 36 months, commencing on July 1, 2025. On November 1, 2025, the Company entered into an agreement to lease additional office space for a period of 24 months, commencing on November 1, 2025. A lease liability and right-of-use asset in the amount of NIS 1,364 thousand and NIS 1,263 thousand, respectively, have been recognized in the statement of financial position as of December 31, 2025, in respect of the lease of the offices.

(2)	Right-of-use assets

(a)	Composition and changes

	Land	Offices	Total
	NIS thousands	NIS thousands	NIS thousands

Balance as at January 1, 2024	54,752	638	55,390

Addendum to office lease agreement	-	1,032	1,032
Depreciation on right-of-use assets	(3,608)	(435)	(4,043)
Linkage on right-of-use assets	1,801	19	1,820

Balance as at December 31, 2024	52,945	1,254	54,199

Addendum to office lease Agreement	-	398	398
Depreciation on right-of-use assets	(3,815)	(420)	(4,235)
Linkage on right-of-use assets	1,206	31	1,237

Balance as at December 31, 2025	50,336	1,263	51,599

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 20 – Leases (cont’d)

(3)	Lease liability

Maturity analysis of the Company’s lease liabilities

December 31, 2025
NIS thousands

Less than one year	5,298
One to five years	19,409
More than five years	25,032

Total	49,739

Current maturities	5,298
Long-term lease liability	44,441
Total	49,739

(4)	Additional information on leases

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
	NIS thousands	NIS thousands	NIS thousands
(a) Amounts recognized in profit or loss
Interest expenses on lease liability	1,406	1,421	1,460

	Year ended December 31, 2025	Year ended December 31, 2024
	NIS thousands	NIS thousands
(b) Amounts recognized in the statement of cash flows
Cash outflows paid for lease	4,998	4,984

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 21 – Related Parties

Transactions with related parties

Details of transactions and balances with related parties are presented below (all the transactions are at market terms):

		Year ended December 31			December 31
		2025	2024	2023	2025	2024
Related party	Nature of transaction	Transactions amounts			Outstanding balance
Shareholder having significant influence	The Company has an agreement with Edeltec for the operation and maintenance of the power plant. (see Note 13A(3)).	261,536	187,063	217,578	(8,344)	(15,145)
vShareholder having significant influence	The Company has an agreement with EAIS for the operation and maintenance of the power plant (see Note 13A(3))	3,854	3,735	3,624	-	-

Shareholder having significant influence	The Company entered into an agreement with EAIS for the lease of the land on which the power plant was constructed (see Note 13A(2)).	4,542	4,388	4,230	-	-

Related Company	The Company entered into an agreement with Ramat Negev Energy for the sale and purchase of electricity and the purchase and sale of gas.	5,607	48	56	1,473	-

(1)	The Company supplies electricity to key management personnel on market terms, in amounts that are not material.

(2)	Regarding bank guarantees given through related parties, see Note 13.B.

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 21 – Related Parties (cont’d)

Transactions with related parties (cont’d)

Salary and benefits for the Company’s key management personnel

Transactions amounts	Year ended December 31
NIS thousands	2025		2024		2023
	No. of individuals	amount	No. of individuals	amount	No. of individuals	amount
Payroll expense	2	7,019	2	7,143	2	6,110
Car benefits and health insurance	2	221	2	188	2	200

The balance in the statement of financial position	Outstanding balance
NIS thousands	2025		2024		2023
	No. of individuals	amount	No. of individuals	amount	No. of individuals	amount
Other payables	2	2,652	2	2,475	2	2,316

Dorad Energy Ltd.

Notes to the Financial Statements as at December 31, 2025

Note 22 – Subsequent Events

1.	After the reporting date, on January 18, 2026, a motion to certify a class action was filed with the Tel Aviv District Court against the Company and Pazgas Ltd. (hereinafter: “the respondents”). The applicant alleges that the respondents charged their customers an operational fee in the amount of NIS 2.93 without consent and without providing an actual service, and that they unilaterally reduced the discount rate from 7% to 6% without the customers’ consent. The proposed class includes approximately 55,000 customers, and the claim amount is estimated at approximately NIS 5.2 million.

As of the date of approval of the financial statements, given the preliminary stage of the proceeding, it is not possible to assess the possibility of the motion for certification or the claim being accepted. The Company may file its response to the motion for certification by April 26, 2026.

2.	After the reporting date, on January 7,2026, the Company was awarded an allocation of 60 MW of capacity in a competitive process. See Note 13.A.13.

3.	After the reporting date, on February 4, 2026, the Company notified the financing parties of its intention to carry out an early repayment of the loans under the existing financing agreement and to examine alternative financing options. See Note 13.A.1.